Form 20-F
period 1998-04-30
LJ INTERNATIONAL INC
filed 1998-09-29
CIK 1046692

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED APRIL 30, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM _____________ TO _______________


                         Commission file number 0-29620

                              LJ INTERNATIONAL INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                              LJ INTERNATIONAL INC.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                             UNIT #12, 12/F, BLOCK A
                             FOCAL INDUSTRIAL CENTER
                                21 MAN LOK STREET
                          HUNG HOM, KOWLOON, HONG KONG
                    ----------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


       Title of each                             Name of each exchange
           class                                  on which registered
       -------------                             ---------------------
           None                                           N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  $.01 Par Value Common Stock ("Common Stock")
                  --------------------------------------------
                                (Title of Class)

                 Warrants to Purchase Common Stock ("Warrants")
                 ----------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 1998:

                             6,365,646 Common Stock
                             1,679,000 Warrants

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes    X     No
              -----       -----

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18    X
         -----             -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Not Applicable.

                            EXCHANGE RATE INFORMATION

         The Company has prepared its consolidated financial statements in accordance with Hong Kong generally accepted accounting principles consistently applied and publishes such statements in Hong Kong dollars, the functional currency of the Company's subsidiaries and the legal tender currency of Hong Kong. All references to "Hong Kong dollars" or "HK$" are to Hong Kong dollars. All references to "U.S. Dollars," "US$" or "$" are to United States dollars. Conversion of amounts from Hong Kong dollars into United States dollars for the convenience of the reader has been made at the exchange rate of US$1.00 = HK$7.73.

         The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods indicated:


CALENDAR YEAR                                        PERIOD END    AVERAGE(2)         HIGH        LOW
-------------                                        ----------    ----------         ----        ---
                                                                    NOON BUYING RATE(1)
                                                                    -------------------
                                                                        (HK$PER US$)
1993                                                     7.7280            7.7348     7.7650     7.7230
1994                                                     7.7375            7.7290     7.7530     7.7225
1995                                                     7.7323            7.7357     7.7665     7.7300
1996                                                     7.7332            7.7345     7.7440     7.7310
1997                                                     7.7456            7.7431     7.7550     7.7275
1998 (through July 31, 1998)                             7.7483            7.7462     7.7497     7.7412


-----------

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.

                              CURRENCY TRANSLATIONS

         The Company's published consolidated financial statements are presented in Hong Kong dollars ("HK$"), the lawful currency of Hong Kong. In this Annual Report, references to "U.S. dollars", "US$" or "$" are to U.S. currency and references to "Hong Kong dollars" or "HK$" are to Hong Kong currency. Solely for the convenience of the reader, this Annual Report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Hong Kong dollars into U.S. dollars have been made at the rate of HK$7.73 to US$1.00.

                           FORWARD-LOOKING STATEMENTS


         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Form 20-F and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to dependence on major customer, dependence upon key personnel, control by principal shareholder, competition, material factors relating to the operations of the business, the transfer of Hong Kong's sovereignty, PRC considerations, dependence on China factories, limited seasonality, general economic conditions, and lack of patent protection for manufacturing process.

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

         LJ International Inc. (the "Company") is a totally vertically integrated producer of finished gemstones and fine quality gemstone jewelry. It is engaged in cutting and polishing semi-precious gemstones and designing, manufacturing, marketing and distributing gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. The Company's product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. The jewelry produced by the Company is crafted in gold, platinum and sterling silver and is set with semi-precious stones. The average wholesale price of the jewelry produced by the Company is approximately $100, which equates to retail prices between $100 and $499.

         The Company believes that its vertically integrated structure provides significant advantages over its competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. The result is very competitive pricing for the retailer and enhanced profits for the Company. Innovative processes in stone cutting and manufacturing further enhance the Company's competitive position.

         The Company employs an international design team and all of its designs and merchandising strategies are proprietary. The exclusive and innovative concepts that are created offer brand potential. The Company's primary marketing focus has been in North America where it has sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.

         The Company organizes its marketing and distribution strategies by retail distribution channel. Concepts are developed for the specific needs of different market segments. The Company has identified fine jewelers (Ben Bridge and Carlyle), national jewelry chains (Sterling Inc.), department stores (Macys and J C Penney), direct mail and electronic retailers (QVC Network, Inc.) as prime retail targets. For the fiscal years ended April 30, 1997 and 1998, approximately 87% and 89% of sales, respectively, were in North America.

         For the past three fiscal years ended April 30, the breakdown of sales and revenue of the Company (in thousand Hong Kong Dollars) based upon geographic markets is summarized as follows:


                                        1996        %        1997         %         1998         %
                                        ----        -        ----         -         ----         -
                                     (HK$'000)             (HK$'000)             (HK$'000)
USA............................         73,941    84.6        80,481     87.2      111,274      89.6
Hong Kong......................          2,856     3.3         2,020      2.2        7,915       6.4
PRC............................            143     0.2           570      0.6           58       0.0
Japan..........................         10,378    11.9         9,187     10.0        4,952       4.0
                                        ------    ----        ------    -----      -------     -----
                                        87,318   100.0        92,258    100.0      124,199     100.0
                                        ------    ----        ------    -----      -------     -----
                                        ------    ----        ------    -----      -------     -----


BACKGROUND AND ORGANIZATION

         The Company was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. The Company owns all of the issued share capital in Lorenzo Jewelry Manufacturing (Hong Kong) Limited ("Lorenzo"), a company incorporated in Hong Kong on February 20, 1987. Lorenzo owns all of the issued share capital in Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Limited, Shantou Lorenzo Jewelry Manufacturing, and 60% of the issued share capital in Lorenzo Marketing Co., Limited. Pursuant to a cooperative joint venture agreement between Lorenzo and Guangdong Province Shantou Artcrafts Imports and Exports Co., the Company controls the operating and financial activities of Shantou Lorenzo Jewelry Manufacturing and is responsible for all of its profits and losses. In addition, the Company owns all of the issued share capital in Precious Gem Trading Limited (which owns all of the issued share capital in Lorenzo Gems (Shenzhen) Co., Limited) and all of the issued share capital in Golden Horizon Trading Limited (which owns all of the issued share capital in Lorenzo Jewelry (Shenzhen) Co., Limited).

         The following diagram illustrates the Company's corporate structure. The respective country of organization/incorporation is shown in brackets.

                                        LJ INTERNATIONAL INC.
                                      (British Virgin Islands)
       --------------------------------------------------------------------------

      100%                                      100%                           100%


LORENZO JEWELRY MFG.                        PRECIOUS GEM                 GOLDEN HORIZON
   (H.K.) LTD.                              TRADING LTD.                  TRADING LTD.
   (Hong Kong)                                (B.V.I.)                      (B.V.I.)

                                                100%                           100%

100%        SHANTOU S.E.Z. LORENZO          LORENZO GEMS             LORENZO JEWELRY
              GEMS & CRAFT FACTORY      (SHENZHEN) CO., LTD.       (SHENZHEN) CO., LTD.
                       CO., LTD.              (P.R.C.)                    (P.R.C.)
                       (P.R.C.)


100%          SHANTOU LORENZO
                   JEWELRY MFG.
                    (P.R.C.)


60%           LORENZO MARKETING
                    CO., LTD.
                   (Hong Kong)


INDUSTRY OVERVIEW

         The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States: a small number of manufacturers that make and distribute their production directly to retailers and a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers. Management believes that vertically integrated companies which control costs by performing all value added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. Management further believes that large retailers want to rely upon prime manufacturers because they trust that prime manufacturers are reliable, low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.

BUSINESS STRATEGY

         The Company's business strategy is to increase its market share of moderately priced high-quality gem-set jewelry by capitalizing on its unique vertically integrated manufacturing processes to produce high volume, high-quality products. The Company also intends to further develop its existing customer relationships with its specialized services and to aggressively expand into new distribution channels, particularly in the United States and throughout Western Europe.

         The Company is aggressively developing new product lines in exotic stones, which have high perceived values in semi-precious stones. They include tanzanite, aquamarine, imperial topaz, green tourmaline, pink tourmaline and mandarine garnet.

         Management also plans to expand into new product categories. The Company believes that there is an opportunity to manufacture and sell and has begun test-marketing a brand of sterling silver. These are typically merchandised with a retail price range of $30.00 to $150.00. The Company will also offer a new branded collection of cultured pearl jewelry with a retail price range of $99.00 to $999.00.

MANUFACTURING CAPABILITY

         The Company has established two sophisticated factories located in the PRC that perform stone cutting and polishing and jewelry manufacturing. The factories are located in the cities of Shantou and Shenzhen in Guangdong Province. Each manufacturing operation is separated to allow for the specialized needs of each process. The Shantou facility is the older of the two facilities. It consists of 26,000 square feet and has been operating for eight years. The Shenzhen facility has been operating for less than one year and has 50,000 square feet of manufacturing space. The Company currently employs over 1,700 skilled gemstone cutters and manufacturing personnel and is producing over 4 million carats of cut gemstones and 1 million pieces of finished fine jewelry annually.

         The Company imports choice rough gemstone material from mines located in Africa, China and South America, especially concentrated in Brazil. Gemstone craftsmen are trained and managed by Hong Kong personnel to insure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by the Company's cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the rough material that the Company purchases. By performing internally the value added processes of cutting and polishing, the Company maximizes quality control and dramatically increases its profitability. The Company specializes in a wide range of popular and exotic semi-precious gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

         The Company employs specialized manufacturing processes that deliver large quantities of high quality finished jewelry. The Company is currently producing over 60,000 pieces of finished jewelry per month from its two facilities and employs in excess of 800 skilled craftsmen in jewelry manufacturing. Each piece of jewelry receives hand made attention, resulting in fine quality finishing at popular prices.

SALES AND MARKETING

         The Company's merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from its vertically integrated structure. The Company invests significant effort in design and model making to produce items which are distinctly different from its competitors. The Company intends to devote its effort towards brand development and utilize marketing concepts to enhance the saleability of its production. The Company recognizes that certain retail price points are favored by retailers. As part of its product development strategy, the Company attempts to align its wholesale prices to match retailers' target prices as a means of achieving these popular price targets.

         The Company's sales and marketing team is located in the Company's executive offices in Hong Kong. The Company's marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. The Company maintains a broad base of customers and concentrates its efforts on five major jewelry market segments: fine jewelers like Ben Bridge and Carlyle; national jewelry chains like Helzberg and Fred Meyer; department stores like Macys; electronic retailers like QVC Network, Inc.; and specialty retailers like Fortunoff's. The Company will introduce new product divisions selling cultured pearls and sterling silver during the Fall 1998 season.

         The Company's single largest customer is QVC Network, Inc. which accounted for approximately 55% of the Company's sales during fiscal 1998.
The Company does not sell to QVC Network, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although the Company has developed and maintained a good and longstanding relationship with QVC Network, Inc., the loss of QVC Network, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect on the Company.

         In addition to its direct sales to QVC Network, Inc. and other retailers, the Company also sells its products to retailers through International Jewelry Connection, a national network of independent sales representatives who sell jewelry through direct contact with retail accounts. The principal focus of International Jewelry Connection is on major U.S. department stores and jewelry retailers, who require specialized levels of marketing, service and training. These sales representatives are paid on a commission-only basis.

         Sales promotion efforts by the Company include attendance by Company representatives at U.S. and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, the Company actively advertises in trade journals and related industry publications.

DESIGN AND PRODUCT DEVELOPMENT

         The Company has seven internationally trained designers who work from the Hong Kong executive office and a growing team of six designers who work in a designated area within the Shenzhen manufacturing facility. The PRC-based designers are closely supervised by the Hong Kong design director and the most experienced Hong Kong design staff. The PRC designers have already begun to create designs that have been accepted by the Company's various clients worldwide. The Hong Kong design team attends trade fairs worldwide to gather product ideas and monitor the latest product trends. The Company produces over 250 new models per month to support its business growth objectives.

         The Company seeks to provide its customers with a broad selection of high-quality 10 and 14 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. The Company currently offers approximately 5,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desirable in the market.

         The Company studies product trends that are emerging in the international market and adapts these trends to the needs of its retail customers. The jewelry offered for sale considers color, fabric and fashion trends which are projected over a two year period. The Company markets its products as lifestyle inspired.

MANUFACTURING PROCESS

         The Company manufactures its products at its facilities in Shantou and Shenzhen, PRC. Its manufacturing processes combine vertical integration, modern technology, mechanization and handcraftsmanship to produce contemporary and fashionable jewelry. Its manufacturing operations basically involve cutting and polishing semi-precious gemstones from rough, combining pure gold, platinum and sterling silver with other metals to produce jewelry, and finishing operations such as cleaning, polishing and setting, resulting in high quality finished jewelry.

         The Company has developed a process of cost-effectively producing quality, gem-set jewelry. The Company believes it has a substantial competitive advantage due to its unique, vertically integrated manufacturing process. The Company utilizes the lost-wax method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets. This is based on an investment casting process used in the jewelry manufacturing industry. It entails creating wax duplicates of the items which are encased in a plaster mold. The plaster is hardened in an oven while the heat melts away the wax, leaving a hollow mold which is then injected with gold. After the casting process, the stones are mounted in the jewelry and the jewelry undergoes a series of cleaning and polishing stages before being labeled with the retailer's price tag and bar codes and shipped.

         The gem cutting process generally starts with cobbing and sawing of large rough gemstones into smaller pieces. The gemstones are then preformed and semi-calibrated to required sizes and shapes. The final procedures include fine cutting and polishing of the gemstones. The finished faceted gemstones are then sent to the jewelry factory for assembling. The jewelry manufacturing process includes waxing, casting, filing (assembling of gold parts), cleaning, gem setting, trimming and polishing.

         The manufacturing process in the jewelry industry results in great volumes of gold scrap. The Company has strict controls to minimize waste. Management believes that its manufacturing processes reduce the handling of the end jewelry product and accordingly, the quantity of jewelry scrap is greatly reduced. The scrap in the form of chips, filings, grindings and sweepings are recovered by the Company and sent to refiners to recover the gold content.

SUPPLY

         The Company manufactures and cuts its own semi-precious stones. The Company imports most of its rough gemstones from South America, Africa and the PRC. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz whereas Africa is the main source of tanzanite, mandarine garnet, garnet aquamarine and topaz. The Company also imports aquamarine, peridot and topaz from the PRC. The Company buys the rough gemstones directly from a number of miners based on quality, pricing and available quantities. The Company believes it has good relationships with its suppliers, most of whom have supplied the Company for many years. The stones are either delivered by air or by sea to the Company depending on volume and types of rough stones.

         The Company purchases its gold from banks, gold refiners and commodity dealers who supply substantially all of its gold needs which management believes is sufficient to meet the Company's requirements.

         Gold acquired for manufacture is at least .995 fine and is combined with other metals to produce 10 and 14 karat gold. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14 karat gold of different colors. These alloys are in abundant supply and are readily available to the Company.

         The Company does not presently engage in hedging activities with respect to possible fluctuations in the price of gold. The Company believes the risk of not engaging in such activities is minimal, since the Company purchases its gold requirements after each significant purchase order is received. The Company believes that a downward trend in the price of gold would have little, if any, impact on the valuation of the Company's inventories.

         The Company purchases supplies and raw materials from a variety of suppliers and it does not believe the loss of any of the suppliers would have a material adverse effect on its business. Alternative sources of supply for raw materials for production of jewelry are readily available.

SECURITY

         The Company has installed certain measures at its Shantou and Shenzhen, PRC manufacturing as well as its Hong Kong administrative facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras which provide surveillance of all critical areas of the Company's premises.

         The Company carefully inspects all materials sent and received from outside suppliers, monitors the location and status of all inventory, and has strict internal control procedures of all jewelry as it proceeds through the manufacturing process. A complete physical inventory of gold and gemstones is taken at the Company's manufacturing and administrative facilities on an annual basis.

INSURANCE

         The Company maintains primary all-risk insurance, with limits in excess of the Company's current inventory levels, to cover thefts and damage to inventory located on the Company's premises. The Company also maintains insurance covering thefts and damage to Company owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but generally is in excess of the value of the gold and gemstones supplied by the Company. The Company carries transit insurance which coverage includes the transportation of jewelry outside of the Company's office.

COMPETITION

         The jewelry manufacturing industry is highly competitive, and the Company's competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. The Company's competitive strategy is to provide competitively priced, high-quality products to the high volume retail jewelry market. According to management, competition is based on pricing, quality, service and established customer relationships. The Company believes that it has positioned itself as a low cost producer without compromising its quality. The Company's ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a competitive advantage.

         The Company believes that few competitors have the capacity and manufacturing skill to be effective competitors. Management believes that its vertically integrated manufacturing capabilities distinguish it from most of its competitors and enables it to produce very competitively priced, high quality and consistent products.

         In North America, the market, although highly fragmented, does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include PAJ, Inc., Aurafin, I. Kurgin, Andin International Inc., Oroamerica, Inc., and Michael Anthony Jewelers Inc. International competitors include Pranda International and Beauty Gems Limited. Most of these manufacturers/wholesalers have been successful vendors for many years and enjoy good relations with their clients. Although it may be difficult for a newcomer to break into established relationships, the Company already has made substantial inroads in the North American jewelry market and it believes it can remain competitive based on its vertically integrated low-cost, high-volume and high-quality manufacturing process.

EMPLOYEES

         At August 1, 1998, the Company employed over 1,500 persons on a full-time basis, of whom approximately 830 are involved in manufacturing of jewelry and 610 are engaged in gemstone cutting and polishing. The remaining 60 persons, including the Company's management and executive staff, work in the Company's Hong Kong office. None of the Company's employees is represented by a labor union and the Company believes that its employees' relations are good.

ITEM 2.  DESCRIPTION OF PROPERTY.

         The Company's principal executive offices are located at Units #11 and #12, 12/F, Block A, Focal Industrial Center, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. The Company owns approximately 4,800 square feet of office, showroom and manufacturing space at this location.

         The Company's first jewelry production facility consists of 10,000 square feet of building space which it owns in the Yubao Industrial Building, Longhu, Shantou Special Economic Zone, Guangdong

Province, PRC. The Company leases the adjacent 16,000 square feet on the same floor of that building as one of its gem cutting facilities at a rental rate of HK$24,085 (US$3,116) per month until July 2002.

         The Company's recently completed second production facility in Shenzhen, PRC consists of 50,000 square feet of building space. This facility is located in the Shatoujiao Free Trade Zone, Shenzhen. The Company leases this space from an unaffiliated third party at a rental rate of HK$59,120 (US$7,648) per month until November 2002.

         The Company owns two warehouse facilities in Kowloon, Hong Kong consisting of 5,432 square feet and 2,897 square feet, respectively. The Company also owns additional properties in Sai Kung, Hong Kong and Aberdeen, Hong Kong which it leases to non-affiliated third parties.

ITEM 3.  LEGAL PROCEEDINGS.

         The Company is not a party to any material legal proceedings, nor are there any material legal proceedings pending with respect to any property of the Company, and the Company is not aware of any legal proceedings contemplated by any governmental authorities involving either the Company or its property. No director, officer or affiliate of the Company, or any associate of a director, officer or affiliate of the Company, is an adverse party in any legal proceedings involving the Company or its subsidiaries, or has an interest in any such proceeding which is adverse to the Company or its subsidiaries.

ITEM 4.  CONTROL OF REGISTRANT.

         (a) As far as is known to management of the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

         (b) The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of September 1, 1998
(i) by each person who is known by the Company to own beneficially more than 10% of the outstanding Common Stock, (ii) by each executive officer and director of the Company and (iii) by all directors and executive officers as a group. Except as set forth below, to the knowledge of the Company, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

NAME OF BENEFICIAL HOLDER                                           NUMBER          PERCENT
-------------------------                                          SHARES BENEFICIALLY OWNED
                                                                 ---------------------------
Yu Chuan Yih...................................................   3,787,200(1)      59.5%
Jeffrey W. Taraschi............................................              0
Debora Mu Yong Yih(2)..........................................        600,000       9.4%
Ka Man Au......................................................              0
Joseph Tuszer..................................................              0
Hon Tak Ringo Ng...............................................              0
Kui Shing Andy Lai.............................................              0
Lionel C. Wang.................................................              0
All directors and executive officers as a group (7 persons)....      3,787,200      59.5%

-----------

(1) Of these shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%). In addition, Mr. Yih is the sole shareholder of the following three British Virgin Islands corporations which own shares of the Company as follows: Welgram International Limited 236,000 shares; Sunflower Gold Holdings Limited 235,000 shares; and Panama Gold Holdings Limited 235,000 shares.

(2)      Debora Mu Yong Yih is an adult daughter of Mr. Yih.


         (c) To the knowledge of the Company, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.


ITEM 5.  NATURE OF TRADING MARKET.

         The Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "JADEF." The following table sets forth, on a quarterly basis, the high and low sales prices for the Common Stock since its listing on The Nasdaq National Market on April 15, 1998:

         QUARTER ENDED:                     HIGH              LOW
         -------------                     -----             -----
         April 30, 1998                    $7.50             $5.75
         July 31, 1998                     $7.50             $4.50

         The Warrants are traded in the over-the-counter market and are quoted on The Nasdaq National Market under the symbol "JADWF." The following table sets forth, on a quarterly basis, the high and low sales prices for the Warrants since their listing on The Nasdaq National Market on April 15, 1998:

         QUARTER ENDED:                     HIGH              LOW
         -------------                     -----             -----
         April 30, 1998                   $1.625            $0.625
         July 31, 1998                    $1.656            $0.625

         The Company does not believe that there is any principal non-United States trading market for the Common Stock or the Warrants. The Company believes that a substantial majority of the outstanding Common Stock and Warrants are held in the United States by Cede & Co. as record holder.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         There are no material British Virgin Islands laws that impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's capital stock. British Virgin Islands law and the Company's Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Common Stock.


ITEM 7.  TAXATION.

         The following is a summary of certain anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in the Common Stock. The summary does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-British Virgin Islands) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change.

UNITED STATES FEDERAL INCOME TAXATION

         The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the Common Stock (a "U.S. Investor"). For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the Common Stock (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Common Stock.

         A U.S. Investor receiving a distribution with respect to the Common Stock will be required to include such distribution in gross income as a taxable dividend, to the extent of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the Common Stock, and then as gain from the sale or exchange of a capital asset, provided that the Common Stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Common Stock.

         Gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss if the Common Stock is held as a capital asset by the U.S. Investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange, and will be taxed at the lowest rates applicable to capital gains if the U.S. Investor has held the Common Stock for more than eighteen months at such time.

         A holder of Common Stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Common Stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

         Backup withholding may be avoided by the holder of Common Stock if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Common Stock who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

         Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

BRITISH VIRGIN ISLANDS TAXATION

         Under the International Business Companies Act of the British Virgin Islands ("BVI") as currently in effect, a holder of Common Stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the Common Stock and all holders of Common Stock are not liable to BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

         There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

         There is no income tax treaty or convention currently in effect between the United States and the BVI.

ITEM 8.  SELECTED FINANCIAL DATA.

                      SELECTED CONSOLIDATED FINANCIAL DATA
           (HONG KONG DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following selected consolidated financial data with respect to each of the years in the three-year period ended April 30, 1998 have been derived from the Company's audited consolidated financial statements. The data with respect to the year ended April 30, 1994 have been derived from the Company's unaudited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

         The Company prepares its Consolidated Financial Statements in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Hong Kong GAAP and US GAAP, see Note 15 of Notes To And Forming Part Of The Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:


                                                          YEAR ENDED APRIL 30,
                                                        -----------------------
                                               1994         1995         1996         1997         1998        1998
                                             --------    --------     ---------    --------     ---------   -----------
                                                HK$          HK$          HK$          HK$          HK$         US$
Amounts in accordance with
   Hong Kong GAAP
Operating revenues.......................     45,968       48,365       87,318       92,258       124,199      16,067
                                            --------     --------     --------     --------      --------    --------
                                            --------     --------     --------     --------      --------    --------
   Operating income......................        400        1,863       13,828       21,930        31,540       4,080
   Other income (expense)................    (3,905)      (5,930)      (5,693)      (3,999)       (6,964)       (901)
                                            --------     --------     --------     --------      --------    --------
   Income (loss) before income taxes.....     (3,505)      (4,067)       8,135       17,931        24,576       3,179
   Income taxes..........................      (613)         (27)        (620)      (2,210)       (2,120)       (274)
                                            --------     --------     --------     --------      --------    --------
   Net income (loss).....................    (4,118)      (4,094)        7,515       15,721        22,456       2,905
                                            --------     --------     --------     --------      --------    --------
                                            --------     --------     --------     --------      --------    --------
   Dividends per share...................                                 0.57
   Earnings (loss) per share.............      (0.94)       (0.93)        1.71         3.58          4.95        0.64
   Weighted average number of shares
     outstanding (thousands).............      4,387        4,387        4,387        4,387         4,539       4,539




Amounts in accordance with US GAAP
Operating revenues.......................     45,968       48,365       87,318       92,258       124,199      16,067
                                            --------     --------     --------     --------      --------    --------
                                            --------     --------     --------     --------      --------    --------
   Operating income (loss) before
     income taxes........................    (3,505)      (4,639)        7,563       16,599        14,325       1,852
                                            --------     --------     --------     --------      --------    --------
                                            --------     --------     --------     --------      --------    --------
   Net income (loss).....................    (4,118)      (4,666)        6,943       14,389        12,205       1,578
                                            --------     --------     --------     --------      --------    --------
                                            --------     --------     --------     --------      --------    --------
   Dividends per share...................                                 0.55
   Earnings (loss) per shar..............      (0.91)       (1.03)        1.53         3.18          2.65        0.34
   Weighted average number of shares
      outstanding (thousands)............      4,530        4,530        4,530        4,530         4,601       4,601


BALANCE SHEET DATA:

                                                             AS OF APRIL 30,
                                                          --------------------
                                               1994         1995         1996         1997         1998        1998
                                             --------    --------     ---------    --------     ---------   -----------
                                                HK$          HK$          HK$          HK$          HK$         US$
Amounts in accordance with
   Hong Kong GAAP
   Working capital.......................    (15,793)     (22,877)     (15,092)      (2,757)       39,090       5,056
   Total assets..........................     67,681       65,160       64,763       82,879       154,616      20,002
   Long-term obligations.................     14,383        9,338       13,913       13,006        10,544       1,364
   Total shareholders' equity............        296      (3,750)        1,260       16,981        90,257      11,676
Amounts in accordance with US GAAP
   Working capital.......................    (15,793)     (22,877)     (15,092)      (2,757)       39,090       5,056
   Total assets..........................     67,606       64,513       63,544       78,533       142,307      18,410
   Long-term obligations.................     14,383        9,338       13,913       13,006        10,544       1,364
   Total shareholders' equity............        221       (4,403)          41       12,635        77,948      10,084

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements appearing elsewhere herein. The amounts reflected in the following discussion are in Hong Kong Dollars (HK$), the functional currency of the Company's subsidiaries and the legal tender currency of Hong Kong Special Administrative Region of China. The average exchange rate adopted for the periods presented is US$1 = HK$7.73 and unless otherwise indicated is the rate used in the discussion herein.

OVERVIEW

         LJ International Inc. ("LJI" or the "Company") owns 100% of the equity of Lorenzo Jewelry Manufacturing (Hong Kong) Limited ("Lorenzo"), Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Ltd., Shantou Lorenzo Jewelry Manufacturing, Precious Gem Trading Ltd., Lorenzo Gems (Shenzhen) Co., Ltd., Golden Horizon Trading Ltd., Lorenzo Jewelry (Shenzhen) Co., Ltd. and 60% of the issued share capital in Lorenzo Marketing Co., Ltd. Collectively, these entities are referred to as "the Company." LJI is a British Virgin Islands ("BVI") holding company and substantially all of LJI's operating assets are held by its subsidiaries, which are located in Hong Kong and/or China. While Lorenzo has operated since 1987, LJI was incorporated in January 1997, and had subsequently merged with Lorenzo and its subsidiaries.

         LJ International Inc. is a totally vertically integrated producer of finished gemstones and fine quality gemstone jewelry. It is engaged in cutting and polishing semi-precious gemstones and designing, manufacturing, marketing and distributing gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. The Company's product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. The jewelry produced by the Company is crafted in gold, platinum and sterling silver and is set with semi-precious stones. The average wholesale price of the jewelry produced by the Company is approximately $100, which equates to retail prices between $100 and $499.

         The Company believes that its vertically integrated structure provides significant advantages over its competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. The result is very competitive pricing for the retailer and enhanced profits for the Company. Innovative processes in stone cutting and manufacturing further enhance the Company's competitive position.

         The Company employs an international design team and all of its designs and merchandising strategies are proprietary. The exclusive and innovative concepts that are created offer brand potential. The Company's primary marketing focus has been in North America where it has sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with IJC (International Jewelry Connection) for those customers that need higher levels of service and training.

         The Company organizes its marketing and distribution strategies by retail distribution channel. Concepts are developed for the specific needs of different market segments. The Company has identified fine jewelers (Ben Bridge and Caryle), national jewelry chains (Sterling Inc.), department stores (Macys and J C Penney), direct mail and electronic retailers (QVC Network, Inc.) as prime retail targets. For the fiscal years ended April 30, 1997 and 1998, approximately 87% and 89% of sales, respectively, were in North America.

         During fiscal 1998, the Company completed its initial public offering and raised gross proceeds of HK$58,051,000 (US$7,510,000) from the sale of common stock and warrants. Additional amounts were received after year-end from the exercise of the over-allotment in the offering. The completion of this offering was a very significant development for the Company and required substantial management time away from the normal operations of the Company. In 1999, management is looking forward to re-focusing all its energy to the operation of the Company's primary business with the goal of further increasing sales and operating performance.

FISCAL 1998 COMPARED TO FISCAL 1997

NET SALES

         Net sales for fiscal 1998 totaled HK$124,199,000 (US$16,067,000), compared to HK$92,258,000 (US$11,935,000) in fiscal 1997, an increase of HK$31,941,000 (US$4,132,000) or 34.6%. This increase resulted from an increase of over 900% in sales through International Jewelry Connection ("IJC") in the United States from HK$1,392,000 (US$180,000) in fiscal 1997 to HK$14,152,000 (US$1,831,000) in fiscal 1998. IJC is a network of sales professionals which sell LJI products to fine jewelry retailers, national jewelry chains and department stores (see "Business-Sales and Marketing"). Sales to the Company's largest customer, QVC Network, Inc., also rose by 8%, and represented 55% of sales in fiscal 1998 compared to 69% in 1997.

GROSS PROFIT

         Gross profit for fiscal 1998 was HK$60,906,000 (US$7,879,000), compared to HK$44,205,000 (US$5,719,000) in fiscal 1997, an increase of HK$16,701,000 (US$2,161,000) or 37.8%, whereas gross profit margin increased to 49.0% from 47.9% in fiscal 1997. This increase was mainly due to increased sales of higher margin products and better production efficiency and control linked to utilization of new production equipment in the Shantou facility.

         The increase in gross margin was impacted by the sales of HK$10,142,000 (US$1,312,000) in gems stone rough inventory to another company. Gross margin on this sale was only 10%. The Company liquidates the inventory by selling to other companies while it is not a regular occurrence. The Company may periodically utilize this strategy to reduce excess gems stone inventory when it is considered beneficial to the Company.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses for fiscal 1998 were HK$33,545,000 (US$4,340,000), an increase of 41.8% as compared with HK$23,657,000 (US$3,060,000) in fiscal 1997. HK$4,255,000 (US$550,000) was directly related to startup costs associated with the new Shenzhen factory which included personnel and training costs.

         Selling expenses were increased by HK$2,464,000 (US$319,000) from HK$6,484,000 (US$839,000) or 7% of sales in fiscal 1997 to HK$8,948,000
(US$1,158,000) or 7% of sales in fiscal 1998 basically due to commission, overseas travelling expenses and bonus payment for contracted sales force as well as increased marketing and promotional expenses associated with increase in sales.

         General and administrative expenses increased by HK$7,424,000 (US$960,000) from HK$17,173,000 (US$2,221,600) in fiscal 1997 to
HK$24,597,000 (US$3,182,000) in fiscal 1998. The increase was mainly due to expansion in management and administrative staff, increase in wage level, as well as various office and administrative expenses associated with increase in sales.

OTHER INCOME/EXPENSES

         Net other expenses totaled HK$2,785,000 (US$360,000) during fiscal 1998 as compared to a net other expense of HK$2,617,000 (US$339,000) in fiscal 1997 and consisted principally of interest expense and rental income.

         Interest expenses increased by HK$2,965,000 (US$384,000) from HK$3,999,000 (US$517,000) in fiscal 1997 to HK$6,964,000 (US$901,000) in fiscal 1998. This 74% increase was principally due to general increase in interest rate level and additional borrowings to fund business growth and establish a new jewelry factory in Shenzhen.

         Net rental income for fiscal 1998 was HK$1,273,000 (US$165,000) as compared with net rental income of HK$1,280,000 (US$166,000) in fiscal 1997. There was no material change between the two periods.

         During fiscal 1998, the Company sold an investment property for HK$3,800,000 (US$492,000) to Mr. Yu Chuan Yih and had a gain of HK$2,904,000 (US$376,000). The consideration of the property was based on a valuation report prepared by an independent professional appraiser. Accounting treatment for this transaction is different under US GAAP (see
"Reconciliation to US GAAP").

INCOME TAXES

         The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

         For the Company's subsidiaries in Hong Kong, prevailing corporate income tax rate is 16%.

         The Company's subsidiaries in the PRC are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries are exempted from PRC income tax for two years starting from their first profit making years, followed by a 50% reduction of tax for next three years. These subsidiaries have sustained losses for the PRC income tax purpose. As a result, the Company has not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

         For fiscal 1998, income taxes decreased by HK$90,000 (US$12,000) to HK$2,120,000 (US$274,000) from HK$2,210,000 (US$286,000) in fiscal 1997.
Despite increase in profit during the year which is attributable to the full operation of the PRC subsidiaries, income tax actually decreased as the result of restructuring of the intra-group pricing policy.

FISCAL 1997 COMPARED TO FISCAL 1996

NET SALES

         Net sales increased by HK$4,940,000 (US$639,000), or 5.7% from HK$87,318,000 (US$11,296,000) in fiscal year 1996, to HK$92,258,000
(US$11,935,000) in fiscal year 1997. This increase was due to increased sales to existing customers, a moderate shift in the Company's product mix toward high value- added products and improved pricing.

GROSS PROFIT

         In fiscal year 1997, total gross profit increased by 40.6% to HK$44,205,000 (US$5,719,000) from HK$31,423,000 (US$4,065,000) in fiscal 1996 while gross profit margin increased to 47.9% from 36% in fiscal 1996. This increase was basically due to increased sales and improved production efficiency as a result of improvement in the Shantou facility in the aspects of fully-trained skilled craftsman and well developed production technology. Since mid-1996, all jewelry products were assembled by the Company which also improved gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses for the fiscal year ended April 30, 1997 were HK$23,657,000 (US$3,060,000), an increase of 21.7% as compared with HK$19,433,000 (US$2,514,000) in fiscal year 1996.

         Selling expenses increased by HK$1,201,000 (US$155,000) from HK$5,283,000 (US$683,000) in fiscal year 1996 to HK$6,484,000 (US$839,000) in fiscal year 1997 basically due to commission and bonus payment to contracted sales force who referred customers to the Company on a commission basis. Other marketing expenses also increased with the increase in sales.

         General and administrative expenses increased by HK$3,023,000 (US$391,000) from HK$14,150,000 (US$1,831,000) in fiscal year 1996 to
HK$17,173,000 (US$2,222,000) in fiscal year 1997. The increase was principally due to expansion in workforce, an increase in wage levels, as well as various office and administrative expenses associated with increase in sales.

OTHER INCOME/EXPENSES

         Other income/expenses during fiscal 1997 consisted of interest expenses, rental income and minority interest. Net other expense totaled HK$2,617,000 (US$339,000) during the year as compared to HK$3,855,000 (US$499,000) in fiscal 1996.

         Interest expenses decreased by HK$1,694,000 (US$219,000) from HK$5,693,000 (US$736,000) in fiscal 1996 to HK$3,999,000 (US$517,000) in fiscal 1997. This 29.8% decrease was basically due to reduction in general interest rate levels, better trade financing terms and increased use of gold loans for financing gold purchases which cost was substantially less than normal financing (see "Liquidity and Capital Resources").

         Net rental income decreased by HK$544,000 (US$70,000) from HK$1,824,000 (US$236,000) in fiscal 1996 to HK$1,280,000 (US$166,000) in fiscal 1997. This 30% decrease in net rental income was principally attributable to the several months' vacant period for the Company's investment properties when the original tenancy agreements expired and the Company was seeking new tenants.

         Minority interest for the Company, which was HK$102,000 (US$13,000) in fiscal 1997, reflected the loss of Lorenzo Marketing Co., Ltd. as a result of unfavorable market conditions in Japan.

INCOME TAXES

         Income taxes increased by 256% from approximately HK$620,000 (US$80,000) in fiscal 1996 to HK$2,210,000 (US$286,000) in fiscal 1997. The increase in income taxes was attributable to the increase in the taxable earnings of the Company.

LIQUIDITY AND CAPITAL RESOURCES

         LJI has no direct business operations other than its ownership of its subsidiaries. Its ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from its operating subsidiaries. There currently are no known restrictions on LJI's subsidiaries to pay dividends to LJI; however, LJI does not have current intent of paying dividends to its shareholders.

         The primary sources of the Company's cash for working capital and capital expenditure have been net cash flows from operating activities, capital lease financing and borrowings. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

         For the fiscal year ended April 30, 1998, as a result of HK$31,455,000 (US$4,069,000) cash provided by financing activities and HK$1,545,000 (US$200,000) and HK$19,454,000 (US$2,517,000) used by operating and investing activities, respectively, cash and cash equivalents increased by HK$10,456,000 (US$1,353,000) during the year.

         Net cash used by operating activities in fiscal 1998 was HK$1,545,000 (US$200,000) as compared with net cash of HK$1,361,000
(US$176,000) provided by operating activities in fiscal 1997. Negative cash flows from operating activities are principally the result of improved operating results, offset by increased working capital requirement attributable to the increase in accounts receivable and inventory levels.

         As of April 30, 1998, accounts receivable increased by HK$22,615,000 (US$2,926,000) to HK$31,068,000 (US$4,019,000) from HK$8,453,000
(US$1,094,000) as of April 30, 1997. The increase is mainly due to increase in sales for the period, in particular the sales to new customers who are generally offered a 60-day credit period. Based upon the historical collectability of its receivables and the nature of the companies with which it engages, the Company has experienced excellent collection history.

         Inventory increased by HK$9,801,000 (US$1,268,000) from HK$37,193,000 (US$4,812,000) as of April 30, 1997 to HK$46,994,000
(US$6,079,000) as of April 30, 1998. The increase was due to management's anticipation of significant increase in sales for the first and second quarters of the new fiscal year.

         For the fiscal year ended April 30, 1998, net cash used in investment activities was HK$19,454,000 (US$2,517,000), an increase of HK$18,219,000 (US$2,357,000) as compared with HK$1,235,000 (US$160,000) in fiscal 1997. The net cash used in investment activities during fiscal 1998 included HK$22,728,000 (US$2,940,000) for the establishment of the new manufacturing facility in Shenzhen and the purchase of new machinery for the Shenzhen and Shantou facilities; HK$525,000 (US$68,000) of organization costs, offset by net proceeds of HK$3,800,000 (US$492,000) received from the sale of an investment property to a related party.

         As of April 30, 1998, the Company had various letters of credit under banking facilities which aggregated HK$32,100,000 (US$4,153,000) as of April 30, 1998. The Company had HK$17,622,000 (US$2,280,000) and
HK$16,495,000 (US$2,134,000) outstanding under its letters of credit as of April 30, 1997 and 1998, respectively. Under its letters of credit, the Company is required to maintain certain cash balance which totaled HK$3,036,000 (US$393,000) and HK$3,111,000 (US$402,000) as of April 30, 1997
and 1998, respectively.

         The Company has also secured gold loan facilities with various banks in Hong Kong. Due to lower interest rates charged for gold loans and declining prices of gold, the cost to the Company through its gold loan program has been substantially less than the costs that would be incurred if the Company were to finance the purchase of all of its gold requirements with borrowings under its letter of credit facility or other credit arrangements. The gold loan, however, does expose the Company to certain market risks associated with potential future increases in the price of gold, and the Company currently does not hedge against such risks. Under the gold loan arrangements, the Company may defer the purchase until such time as the Company decides appropriate, the price being paid will be the current market price at time of payment. The Company had outstanding loans to purchase 2,300 ounces of gold as of April 30, 1997 and 1998, with the related balances being HK$6,376,000 (US$825,000) and HK$5,810,000 (US$752,000), respectively.
Interest rates for these loans were 3.3% to 3.6% as of April 30, 1998. Unrealized gain on the unsettled gold loans as of April 30, 1997 and 1998 were HK$474,000 (US$61,000) and HK$566,000 (US$73,000), respectively.

         Long-term mortgage loans on the Company's investment properties aggregated HK$15,217,000 (US$1,969,000) and HK$13,847,000 (US$1,791,000) as
of April 30, 1997 and 1998, respectively. Substantially all properties of the Company are pledged as collateral for its banking facilities.

         On October 17, 1997, the Company completed the sale of promissory notes amounting to HK$6,049,000 (US$783,000). These notes beared interest of 7% and the note holders were repaid in full from the proceeds of the initial public offering of the Company and, in addition, received 156,500 shares of the Company's common stock upon completion of the public offering. As of April 30, 1998, the Company had outstanding promissory notes amounting to HK$2,184,000 (US$283,000), which were repaid after year end.

         In April 1998, the Company completed an initial public offering in which it sold 1,460,000 shares of common stock and 1,679,000 warrants. The Company realized gross proceeds of HK$58,051,000 (US$7,510,000) from this offering. The Company may realize additional proceeds from the exercise of the warrants, although there can be no assurance that such warrants will be exercised. After year end, the Company received gross proceeds of HK$8,464,000 (US$1,095,000) from the sale of 219,000 shares of Common Stock pursuant to an over-allotment option granted in the offering.

         The Company anticipates that cash flow from operations, as well as borrowings available under the Company's existing credit line and gold loan arrangement, will be sufficient to satisfy the Company's capital needs for the next twelve months.

RECONCILIATION TO US GAAP

         The Company prepares its financial statements under Generally Accepted Accounting Principles (GAAP) as practiced in Hong Kong (HK GAAP). There are certain differences between HK GAAP and GAAP as practiced in the United States (US GAAP). In consideration of US GAAP, certain adjustments would have been provided.

         In connection with the bridge financing associated with the Company's public offering, the Company was required under SEC accounting rules to record for US GAAP purposes additional costs associated with the issuance of 156,500 shares of the Company's common stock to the holders of the Promissory Notes for no additional consideration. The value associated with these shares is HK$6,049,000 (US$783,000) based on the common stock price associated with the offering, which was amortized as an additional interest expense for the period from October 1997 to April 1998. Similar costs are not expected to be re-occurring in the future.

         Under US GAAP, for the fiscal year ended April 30, 1998, HK$547,000 (US$71,000) would be recorded as depreciation expense on investment properties. Also, certain deferred costs with total amount of HK$898,000 (US$116,000) would be expensed based on US GAAP. In October 1997, the Company sold an investment property to its major shareholder and recognized a gain of HK$2,904,000 (US$376,000). Under US GAAP, such gain would be recorded as a capital contribution while HK$76,000 (US$10,000) in relation to the depreciation previously charged on this investment property would be credited as additional income for fiscal 1998. In addition, HK$64,000 (US$8,000) for the amortization of certain offering costs and HK$7,000 (US$1,000) in relation to the amortization of goodwill would also be credited since the related deferred costs had already been expensed under US GAAP in the previous year. As a result, net income of the Company for the year ended April 30, 1998 under US GAAP would be HK$12,205,000 (US$1,578,000).

         For the fiscal year ended April 30, 1997, depreciation on investment properties would be increased by HK$572,000 (US$74,000) and certain deferred costs with total amount of HK$760,000 (US$98,000) would have been expensed based on US GAAP. As a result, net income of the Company for the fiscal year ended April 30, 1997 under US GAAP would be HK$14,389,000 (US$1,862,000).

IMPACT OF RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS.

         Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income", and Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information." Statement 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. Statement 131 supersedes Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise". Statement 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. Statement 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         Statements 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, that the standards may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

INFLATION

         The Company does not consider inflation to have had a material impact on its results of operations over the last three years.

FOREIGN EXCHANGE

         More than 89% of the Company's sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of the Company's expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The PRC government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on the Company's results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on the Company's results of operations. The Company does not currently hedge its foreign exchange positions.

YEAR 2000 ISSUE

         The Company has begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company has been informed by the suppliers of substantially all of the Company's software that all of those suppliers' software that is used by the Company is Year 2000 compliant. The software from these suppliers is used in major areas of the Company's operations such as for financial, sales, warehousing and administrative purposes. The Company has no internally generated software. After reasonable investigation, the Company has not yet identified any Year 2000 problem but will continue to monitor the issue. However, there can be no assurances that Year 2000 problem will not occur with respect to the Company's computer systems. The Year 2000 problem may impact other entities with which the Company transacts business, and the Company cannot predict the effect of the Year 2000 problem on such entities.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

         The executive officers and directors of the Company are as follows:

NAME                                AGE          POSITION
----                                ---          --------
Yu Chuan Yih......................   59  Chairman of the Board of Directors
Jeffrey W. Taraschi...............   46  President, Chief Executive Officer and Director
Ka Man Au.........................   34  Executive Vice President, Secretary and Director
Joseph Tuszer.....................   52  Vice President Product Development
Hon Tak Ringo Ng..................   38  Chief Financial Officer
Kui Shing Andy Lai................   49  Non-Executive Director
Lionel C. Wang....................   42  Non-Executive Director

         None of the directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer.

         MR. YIH established the business of Lorenzo Jewelry Mfg. (HK) Ltd. and has served as its President and Managing Director since 1987. Mr. Yih is primarily responsible for business development and overall Company management. He has over 20 years of experience in semi-precious stone production and marketing. Mr. Yih has been a gemstone trader in Brazil and has extensive experience and relationships in gem sourcing and jewelry design. Mr. Yih is also president of the Hong Kong branch of the Gemological Institute of America (GIA), the nonprofit educational organization for the jewelry industry.

         MR. TARASCHI has served as a director of the Company since September 1997 and as President and Chief Executive Officer of the Company since June 1998. He received his Bachelor of Arts degree in economics from Rutgers University in 1974. From 1986 to 1996, Mr. Taraschi has served in senior executive positions at Town & Country, QVC Inc. and R.H. Macy Inc. with responsibilities for business marketing and product development. In December 1996, he formed International Business Partners, a consulting company which formulates and administers business, marketing and product plans for major manufacturers and retailers worldwide.

         MS. AU has served as a director of Lorenzo Jewelry Mfg. (HK) Ltd. since its incorporation in 1987. Ms. Au is primarily responsible for the general administration, human resources, operations and management of the Company.

         MR. TUSZER has served as vice president - product development of the Company since November 1997. From 1989 to 1991, he served as executive vice president - product development for M. Fabrikant & Sons, New York. From 1992 to 1993, Mr. Tuszer served as a consultant for product development for William Schneider, Inc., Miami. From 1993 to 1996, he served as vice president - product development for Samuel Aaron & Sons, New York. Mr. Tuszer has substantial experience in the jewelry trade, including manufacturing and production, knowledge of colored stones, product development and marketing.

         MR. NG has served as chief financial officer of the Company since September 1997. He received his Bachelor of Science degree in civil engineering from the University of London in 1984 and his Master of Commerce in Accounting and Commercial Administration from the University of New South Wales in 1994. From 1992 to 1994, Mr. Ng was employed by Perfect Data Pty. Ltd. Sydney as a technician. From July 1994 through September 1997, he was an audit senior with Moores Rowland C.A., Certified Public Accountants. Mr. Ng is a certified practicing accountant of the Australian Society of CPAs.

         MR. LAI has served as a non-executive director of the Company since September 1997. He received his Bachelor of Arts degree and his Masters of Business Administration from The Chinese University of Hong Kong. From 1988 to 1992, Mr. Lai served as president of Toplus Development Ltd., a company engaged in investment and business development. Since 1993, he has served as president of International Asset Management Ltd., an organization which focuses on project and business development, investment opportunity and consultancy services to major corporations in the U.S. and China.

         MR. WANG has served as a non-executive director of the Company since June 1998. He received his Bachelor of Commerce from Tamkung University, Taipei, Taiwan in 1978, his Master of Business Administration from California State Polytechnic University in 1980 and his Master of Science from Stanford University in 1981. From 1984 to 1990, Mr. Wang served as marketing research analyst and senior strategic planning analyst for The Gillette Company, Boston, Massachusetts. From 1990 to 1995, he served as associate director and then director of product development for Information Resources, Inc., Waltham, Massachusetts. From 1995 to 1996, Mr. Wang served as vice-president as Nielsen North America with responsibility for analytical and modeling projects on Kraft Foods/White Plains account. Since 1996, Mr. Wang has served as director of analytical services for The NPD Group, Inc., Port Washington, New York.

AUDIT COMMITTEE

         The Board of Directors has established an Audit Committee, which consists of Messrs. Yih, Lai and Wang. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants, review and approve non-audit services of the independent public accountants, review compliance with existing accounting and financial policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to financial reporting.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         The aggregate compensation paid by the Company to all directors and executive officers of the Company as a group with respect to its fiscal year ended April 30, 1998 on an accrual basis, for services in all capacities, was HK$2,582,000 (US$334,000). During the fiscal year ended April 30, 1998, the Company contributed an aggregate amount of HK$31,000 (US$4,000) toward the pension plans of the directors and executive officers.

EXECUTIVE SERVICE CONTRACT

         The Company had entered into an employment agreement with Mr. Yu Chuan Yih effective October 1, 1997 pursuant to which he serves the Company for a period of three years at an annual salary of HK$1,600,000 (US$207,000). Mr. Yih's remuneration package includes benefits with respect to a motor car. In addition, Mr. Yih will be entitled to an annual management bonus of a sum to be determined by the Board at its absolute discretion having regard for the operating results of the Company and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the Board present in the meeting called for that purpose, provided that Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount so payable to him.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         Effective June 1, 1998, the Board of Directors adopted and approved the 1998 Stock Compensation Plan (the "1998 Plan"). The purpose of the 1998 Plan is to encourage ownership of the Common Stock of the Company by officers, directors, employees and advisors of the Company in order to provide additional incentive for such persons to promote the success and the business of the Company and to encourage them to remain in the employ of the Company by providing such persons an opportunity to benefit from any appreciation of the Common Stock of the Company through the issuance of stock options to such persons in accordance with the terms of the 1998 Plan. Options granted pursuant to the 1998 Plan constitute either incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or options which constitute nonqualified options at the time of issuance of such options. The 1998 Plan provides that incentive stock options and/or nonqualified stock options may be granted to certain officers, directors, employees and advisors of the Company or its subsidiaries, if any, selected by the Compensation Committee. Approval of the 1998 Plan is subject to shareholder approval. If approved, a total of 2,000,000 shares of Common Stock will be authorized and reserved for issuance under the 1998 Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The 1998 Plan is administered by the Compensation Committee which has the sole authority to interpret the 1998 Plan and make all determinations necessary or advisable for administering the 1998 Plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares covered thereby as of the date of grant of such option. Upon the exercise of the option, the exercise price thereof must be paid in full either in cash, shares of stock of the Company or a combination thereof. If and to the extent that any option to purchase reserved shares shall not be exercised by an optionee for any reason or if such option to purchase shall terminate as provided by the 1998 Plan, such shares which have not been so purchased thereunder shall again become available for the purposes of the 1998 Plan unless the 1998 Plan shall have been terminated.

         As of this date, the Company has not granted any options under the 1998 Plan.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Yu Chuan Yih, President and Chairman of the Company, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited; Italon Limited; Lorenzo Consultant & Investment (China) Limited; and Hong Kong Brasil Lapidary Limited. During the fiscal years ended April 30, 1996, 1997 and 1998, Mr. Yih and the foregoing affiliated companies received unsecured advances from, and made unsecured advances to, the Company which were interest free and repayable on demand. In addition, the Company purchased gold from Mr. Yih at a fixed price of HK$93/gram. As of April 30, 1996 and 1997, the market price of gold was HK$96.06/gram and HK$84.17/gram, respectively. Subsequent to the fiscal year ended April 30, 1997, this arrangement has been terminated. Further, the Company had subcontracted with Italon Limited for the manufacture of the Company's jewelry pending completion of the Company's new manufacturing plant. During the fiscal year ended April 30, 1997, the Company completed construction of its manufacturing plant in the PRC, and all further subcontracting with Italon Limited was discontinued thereafter. For further information, please see the Financial Statements.

         During the fiscal year ended April 30, 1998, the Company sold an investment property to Mr. Yih at its appraised value of HK$3,800,000 (US$492,000), resulting in a gain to the Company of HK$2,904,000 (US$376,000). The sale price of the property was based on a valuation report prepared by an independent professional property valuer.

                                     PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

         None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      USE OF PROCEEDS

                  (1) The effective date of the Securities Act registration statement for which the use of proceeds is being disclosed is April 15, 1998, Commission file number 333-7912.

                  (2) The date of commencement of the offering was April 17, 1998.

                  (3) The offering did not terminate before any securities were sold.

                  (4)      (i)      The offering has terminated and did not
                                    terminate before the sale of all securities registered.

                           (ii) The managing underwriter was Barron Chase Securities, Inc.

                           (iii) The title of each class of securities registered is $.01 par value common stock ("Common Stock") and warrants to purchase Common Stock ("Warrants").

                           (iv) The Company registered 1,679,000 shares of Common Stock and 1,679,000 Warrants for its account; the aggregate offering price of the Common Stock was $8,395,000 and the aggregate offering price of the Warrants was $209,875. All of the foregoing shares of Common Stock and Warrants were sold as of the date hereof, aggregating $8,604,875.

                           (v) From the effective date of the Securities Act registration statement (April 15, 1998) through August 31, 1998, the actual amount of expenses incurred for the Company's account in connection with the issuance and distribution of the securities registered for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses were:

                                             $860,488         - Underwriting discounts and commissions
                                                    0         - Finders' fees
                                              258,146         - Expenses paid to or for underwriters
                                              927,128         - Other expenses - legal, accounting, printing,
                                                                travel, promotion, underwriter financial
                                                                advisory fee, etc.
                                              132,150         - Debt issuance costs
                                              -------------------------------------
                                           $2,177,912         - Total expenses


                                    Of the above payments, $151,304 were direct or indirect payments to directors, officers, general partners or their associates, persons owning 10% or more of any class of equity securities of the Company and affiliates of the Company. The balance were direct or indirect payments to others.

                           (vi) The net offering proceeds to the Company after deducting the total expenses of $2,177,912 described in (v) above were $6,426,963.

                           (vii) From the effective date of the Securities Act registration statement (April 15, 1998) through August 31, 1998, the actual amount of net offering proceeds to the Company for which at least $100,000 has been used are as follows:


                                            Direct/Indirect Payment     Direct/Indirect Payment
                                                  To Affiliates                To Others
                                            -----------------------     ------------------------
Construction of plant, building
and facilities                              $        0                          $      1,534,146

Purchase and installation of
machinery and equipment                     $        0                          $      1,033,990

Purchases of real estate                    $        0                          $              0

Acquisition of other business(es)           $        0                          $              0

Repayment of indebtedness                   $        0                          $        814,396

Working capital - gold                      $        0                          $        776,197

Upgrading Shantou facility                  $        0                          $        450,000



Purchase computer equipment                 $        0                          $        147,043

Temporary investments                       $        0                          $      1,671,191

                           (viii) The Company does not believe that the use of proceeds set forth in (vii) above represents a material change in the use of proceeds described in the April 15, 1998 Prospectus.


                                     PART IV


ITEM 17.  FINANCIAL STATEMENTS.

         Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.

         See the Consolidated Financial Statements listed in Item 19 hereof and filed as a part of this Annual Report.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Certified Public Accountants
         Consolidated statements of operations for the years ended April 30, 1996, 1997 and 1998 Consolidated balance sheets at April 30, 1997 and 1998 Consolidated statements of shareholders' equity for the years ended April 30, 1996, 1997 and 1998
         Consolidated statements of cash flows for the years ended April 30, 1996, 1997 and 1998 Notes to and forming part of the financial statements

         (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

                  none.

                             LJ INTERNATIONAL INC.

                         REPORTS AND FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                 30TH APRIL 1998

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS


                                                                                                                Page
                                                                                                                ----
Report of Independent Certified Public Accountants                                                              F-2

Consolidated statements of operations for the years ended April 30, 1996, 1997  and 1998
                                                                                                                F-3

Consolidated balance sheets as of April 30, 1997 and 1998                                                       F-4

Consolidated statements of shareholders' equity for the years ended
    April 30, 1996, 1997 and 1998                                                                               F-5

Consolidated statements of cash flows for the years ended April 30, 1996, 1997 and 1998                         F-6

Notes to and forming part of the financial statements                                                        F-7 - F-29


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of LJ International Inc.

         We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries (the Company) as of April 30, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Hong Kong which do not differ in any material respect from those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 1997 and 1998 and the consolidated results of its operations and cash flows for each of the years in the three year period ended April 30, 1998, in conformity with accounting principles generally accepted in Hong Kong (which differ in certain material respects from generally accepted accounting principles in the United States - See note 15).






/s/ Moores Rowland

MOORES ROWLAND
CHARTERED ACCOUNTANTS
CERTIFIED PUBLIC ACCOUNTANTS, HONG KONG

Dated:  31 AUG 1998

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED APRIL 30, 1996, 1997 AND 1998

                (Dollars in thousands, except per share amounts)

                                                                      Year Ended April 30
                                            -------------------------------------------------------------------------
                                                   1996                1997                 1998               1998
                                                   ----                ----                 ----               ----
                                                    HK$                 HK$                  HK$                US$
Operating revenue                                87,318              92,258              124,199             16,067
   Costs of goods sold                          (55,895)            (48,053)             (63,293)            (8,188)
                                              ---------           ---------            ---------          ---------

Gross profit                                     31,423              44,205               60,906              7,879

   Selling, general and administrative
     Expenses                                   (19,433)            (23,657)             (33,545)            (4,340)
                                              ---------           ---------            ---------          ---------
Operating income                                 11,990              20,548               27,361              3,539
Other income and expenses:
   Net interest expenses                         (5,693)             (3,999)              (6,964)              (901)
   Rental income, net                             1,824               1,280                1,273                165
   Minority interests                                14                 102                    2               -
   Gain on disposal of land and building
     to related party                              -                   -                   2,904                376
                                              ---------           ---------            ---------          ---------
Income before income taxes                        8,135              17,931               24,576              3,179
   Income taxes                                    (620)             (2,210)              (2,120)              (274)
                                              ---------           ---------            ---------          ---------
Net income                                        7,515              15,721               22,456              2,905
                                              ---------           ---------            ---------          ---------
                                              ---------           ---------            ---------          ---------

Earnings per share - Basic                         1.71                 3.58                4.95               0.64
                                              ---------           ---------            ---------          ---------
                                              ---------           ---------            ---------          ---------

Weighted average number of shares
   Outstanding - Basic                        4,387,200           4,387,200            4,539,128          4,539,128
                                              ---------           ---------            ---------          ---------
                                              ---------           ---------            ---------          ---------


   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                           CONSOLIDATED BALANCE SHEETS
                          AS OF APRIL 30, 1997 AND 1998

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                           As of April 30
                                                                     ------------------------------------------------------
                                                                          1997                  1998                  1998
                                                                          ----                  ----                  ----
                                                              Notes        HK$                   HK$                   US$
                                                      ASSETS
CURRENT ASSETS:
    Cash and equivalents                                                   296               10,752                  1,391
    Restricted cash                                                      3,036                3,111                    402
    Accounts receivable, net of HK$798 allowance
       for doubtful accounts as of April 30, 1997 and 1998               8,453               31,068                  4,019
    Inventories                                               2(e)      37,193               46,994                  6,079
    Prepayments and other current assets                                   724                  549                     71
                                                                        ------              -------                 ------
       TOTAL CURRENT ASSETS                                             49,702               92,474                 11,962
Property, plant and equipment, net                              4        8,319               30,021                  3,884
Investment properties, net                                              21,580               28,150                  3,642
Due from related parties                                        9        1,795                2,655                    343
Deferred offering cost                                                     601                 -                      -
Organization costs, net                                                    805                1,245                    161
Goodwill                                                                    75                   68                      9
Other investments                                                            2                    3                      1
                                                                        ------              -------                 ------
       TOTAL ASSETS                                                     82,879              154,616                 20,002
                                                                        ------              -------                 ------
                                                                        ------              -------                 ------

                                          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Bank overdraft                                                       8,639                 1,049                   136
    Notes payable, current portion                              5        7,854                 4,158                   538
    Letters of credit and gold loan                                     23,998                22,305                 2,886
    Promissory notes                                                      -                    2,184                   283
    Accounts payable                                                     7,514                18,873                 2,441
    Accrued expenses                                                     1,219                 1,266                   164
    Due to related party                                        9         -                       48                     6
    Capitalized lease obligations, current                      6          405                   429                    55
    Income taxes payable                                                 2,830                 3,072                   397
                                                                        ------              -------                 ------
       TOTAL CURRENT LIABILITIES                                        52,459                53,384                 6,906

Notes payable, non-current portion                              5       12,008                 9,689                 1,253
Capitalized leased obligations, non-current                     6          998                   855                   111
                                                                        ------              -------                 ------
       TOTAL LIABILITIES                                                65,465                63,928                 8,270
                                                                        ------              -------                 ------
                                                                        ------              -------                 ------
Minority interests                                                         433                   431                    56
                                                                        ------              -------                 ------
SHAREHOLDERS' EQUITY
    Common stocks, par value US$0.01 each, authorized - 100 million shares, issued and outstanding -
           4,387,200 shares as of April 30, 1997,
           6,146,646 shares as of April 30, 1998                8          339                   475                    61
     Share premium                                              8         -                   41,597                 5,381
     Warrant reserve                                            8         -                    1,622                   210
     Investment properties revaluation reserve                            -                    7,465                   966
    Retained earnings                                                   16,642                39,098                 5,058
                                                                        ------              -------                 ------
    TOTAL SHAREHOLDERS' EQUITY                                          16,981                90,257                11,676
                                                                        ------              -------                 ------
                                                                        ------              -------                 ------

    TOTAL LIABILITIES, MINORITY INTERESTS AND
       SHAREHOLDERS' EQUITY                                             82,879               154,616                20,002
                                                                        ------              -------                 ------
                                                                        ------              -------                 ------


   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED APRIL 30, 1996, 1997 AND 1998

                (Dollars in thousands, except per share amounts)

                                                                                         Investment
                                Common stock       Retained                              properties
                                ------------       earnings        Share    Warrant      revaluation
                             Shares    Par value   (deficit)      premium   reserve        reserve       Total        Total
                             ------    ---------   ---------      -------   -------      -----------     -----        -----
                                           HK$          HK$         HK$        HK$            HK$          HK$         US$

Balance as of May 1, 1995   4,387,200        339       (4,094)       -           -              -          (3,755)       (486)
Net income                     -              -         7,515        -           -              -           7,515         972
Dividend                       -              -        (2,500)       -           -              -          (2,500)       (323)
                            ---------        ---       ------      ------      -----          -----        ------      ------

Balance as of April 30,
1996                        4,387,200        339          921        -           -              -           1,260         163
Net income                     -              -        15,721        -           -              -          15,721       2,034
                            ---------        ---       ------      ------      -----          -----        ------      ------

Balance as of April 30,
1997                        4,387,200        339       16,642        -           -              -          16,981       2,197
New issue of shares         1,460,000        113         -         41,620        -              -          41,733       5,398
Shares issued in Deen
    merger                    142,946         11         -            (11)       -              -            -           -
Shares issued to note
    holders                   156,500         12         -            (12)       -              -            -           -
New issue of warrants          -              -          -           -         1,622            -           1,622         210
Surplus arising on
  revaluation                  -              -          -           -           -            7,465         7,465         966
Net income                     -              -        22,456        -           -              -          22,456       2,905
                            ---------        ---       ------      ------      -----          -----        ------      ------

Balance as of April 30,
1998                        6,146,646        475       39,098      41,597      1,622          7,465        90,257      11,676
                            ---------        ---       ------      ------      -----          -----        ------      ------
                            ---------        ---       ------      ------      -----          -----        ------      ------


   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED APRIL 30, 1996, 1997 AND 1998
   The accompanying notes are an integral part of these financial statements.


                (Dollars in thousands, except per share amounts)


                                                                             Year Ended April 30
                                                         ------------------------------------------------------------
                                                             1996              1997             1998            1998
                                                             ----              ----             ----            ----
                                                              HK$               HK$              HK$             US$

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                              7,515           15,721            22,456           2,905
    Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:-
           Depreciation of property, plant and                928            1,049             1,345             174
           equipment
           Provision for slow moving inventory                160              (60)                -               -
           Amortization of deferred expenditures               10               10                85              11
           Amortization of goodwill                             -                -                 7               1
           Loss on disposal of fixed assets                     -              119                 -               -
           Gain on disposal of land and building                -                -            (2,904)           (376)
           Bad debt                                           866            1,295                 -               -
           Minority interests                                 (14)            (102)               (2)              -
    Changes in operating assets and liabilities:
       Accounts receivable, net                             8,380           (3,994)          (22,615)         (2,925)
       Inventories                                         (4,397)         (11,316)           (9,801)         (1,268)
       Prepayments and other current assets                   373              230               175              23
       Due from related parties                            (1,483)          (1,612)             (860)           (111)
       Accounts payable                                    (5,502)           1,409            11,359           1,469
       Accrued expenses                                    (1,016)            (583)               47               6
       Letters of credit                                   (4,804)            (599)           (1,127)           (146)
       Due to related parties                                  79           (2,462)               48               6
       Income tax receivables                                 (46)              46                 -               -
       Income tax payables                                    491            2,210               242              31
                                                         ---------        ----------       ----------       ---------
    NET CASH PROVIDED BY (USED IN) OPERATING
      ACTIVITIES                                            1,540            1,361            (1,545)           (200)
                                                         ---------        ----------       ----------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Organization costs                                          -             (746)             (525)            (68)
    Purchase of fixed assets                               (1,899)            (588)          (22,728)         (2,940)
    Proceeds on disposals of fixed assets                       -              100             3,800             492
    Purchase of bonds                                          (1)              (1)               (1)              -
                                                         ---------        ----------       ----------       ---------
    NET CASH PROVIDED BY (USED IN) INVESTING
      ACTIVITIES                                           (1,900)          (1,235)          (19,454)         (2,516)
                                                         ---------        ----------       ----------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Deferred offering costs                                     -             (601)          (14,095)         (1,822)
    Bank overdrafts                                           294              (44)           (7,590)           (982)
    Dividend paid                                          (2,500)               -                 -               -
    Net proceeds from issue of shares/warrants                  -                -            58,051           7,509
    Net proceeds from sale of promissory notes                  -                -             2,184             283
    Loan acquired                                          14,186            4,021             1,434             185
    Repayment of loan                                      (9,126)          (2,858)           (8,016)         (1,037)
    Repayment of capitalized leases                             -                -              (438)            (57)
    Restricted cash                                        (2,000)          (1,036)              (75)            (10)
                                                         ---------        ----------       ----------       ---------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       854             (518)           31,455           4,069
                                                         ---------        ----------       ----------       ---------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          494             (392)           10,456           1,353
CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF YEAR            194              688               296              38
                                                         ---------        ----------       ----------       ---------
CASH AND CASH EQUIVALENTS, AS OF END OF YEAR                  688              296            10,752           1,391
                                                         ---------        ----------       ----------       ---------
                                                         ---------        ----------       ----------       ---------

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
    Cash and equivalents                                      688              296            10,752           1,391
                                                         ---------        ----------       ----------       ---------
                                                         ---------        ----------       ----------       ---------

OTHER CASH TRANSACTIONS:
    Cash paid for interest                                  5,723            4,137             7,176             928
                                                         ---------        ----------       ----------       ---------
                                                         ---------        ----------       ----------       ---------

    Cash paid(refunded) for taxes                             174              (46)            1,877             243
                                                         ---------        ----------       ----------       ---------
                                                         ---------        ----------       ----------       ---------
NON-CASH TRANSACTIONS:
    Purchase of equipment under capitalized leases              -            1,403               320              41
                                                         ---------        ----------       ----------       ---------
                                                         ---------        ----------       ----------       ---------

                          The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS


1.       ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

                  LJ International Inc. and its subsidiaries (Company) are involved in the design, manufacture , marketing and sale of semi-precious gemstones jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People's Republic of China (PRC) and most of its sales are currently in the United States. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

                  During the year, LJ International Inc. (LJI) merged with Lorenzo Jewelry Mfg. (H.K.) Limited (Lorenzo). LJI was incorporated as a British Virgin Islands (BVI) Company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger has been accounted for by the purchase method of accounting under HK GAAP and reflects operations for each period presented herein on the basis that the merger took place at April 30, 1994. In connection with this reorganization, HK$75,000 was recorded as goodwill. Under US GAAP such reorganization would be accounted for as if it were a pooling of interest as there exists common ownership between the companies. A reconciliation to this method of accounting is set out in note 15. The capital structure reflected in the financial statements is that of LJI, which is holding company after the merger.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  BASIS OF ACCOUNTING
              The financial statements are presented in Hong Kong dollars and have been prepared in accordance with the requirements of the Hong Kong Companies Ordinance and the accounting principles generally accepted in Hong Kong which have been applied consistently throughout the relevant periods. These requirements differ in certain material respects from generally accepted accounting principles in the United States (US GAAP) - see note 15.

              The financial statements have been prepared under the historical cost convention. Cost in relation to assets represents the cash amount paid, the fair value of the asset or the shares given in exchange, as appropriate.

         (b)  PRINCIPLES OF COMBINATION AND CONSOLIDATION

              The consolidated financial statements include the financial information of LJI and Lorenzo, Precious Gems Trading Limited (Precious Gems) & Golden Horizon Trading Limited (Golden Horizon). Lorenzo has three subsidiaries, two of which are incorporated in the PRC, Shantou Lorenzo Jewelry Mfg. (Shantou Lorenzo Jewelry) and Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Ltd. (Shantou Lorenzo Gems). Lorenzo also has a 60% owned subsidiary, Lorenzo Marketing Co., Limited which is incorporated in Hong Kong. Precious Gems is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Gems Manufacturing (Shenzhen) Co. Ltd. Golden Horizon is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Jewellery (Shenzhen) Co. Ltd.

                              LJ INTERNATIONAL INC.
       NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)
2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (b)  PRINCIPLES OF COMBINATION AND CONSOLIDATION (CONTINUED)

              The consolidated financial statements have been prepared on the assumption that the current corporate structure was in existence throughout the relevant periods where applicable after making such adjustments as were considered necessary.

              The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal respectively.

              All material intercompany balances and transactions have been eliminated on consolidation.

         (c)  GOODWILL ON CONSOLIDATION
              Goodwill arising on consolidation being the excess of the purchase consideration payable at the time of acquisition of the subsidiaries over the fair values of the net underlying assets acquired, is amortized over a period of 10 years commencing from the year of acquisition.

         (d)  STATEMENT OF CASH FLOWS
              For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity within three months or less to be cash equivalents.

         (e)  INVENTORIES
              Inventories are stated at the lower of cost or net realizable value. Cost includes cost of purchase of materials, determined generally on the first-in, first-out basis, and in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses or management estimates on prevailing market conditions. Inventories consisted of the following:


                                                                                        As of April 30
                                                                  -------------------------------------------------------
                                                                                        (In Thousands)
                                                                        1997                   1998                 1998
                                                                        ----                   ----                 ----
                                                                         HK$                    HK$                  US$

                Raw materials                                         22,442                 22,140                2,864
                Work-in-progress                                       7,211                 14,281                1,847
                Finished goods                                         8,740                 11,773                1,523
                Less: Provision for slow moving stocks                (1,200)                (1,200)                (155)
                                                                  -----------            -----------          -----------
                                                                      37,193                 46,994                6,079
                                                                  -----------            -----------          -----------
                                                                  -----------            -----------          -----------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Work-in-progress consists primarily of cut-stones, which generally could be sold to third parties, however, it is the Company's intent to manufacture these stones into finished jewelry.

         (f)  FIXED ASSETS AND DEPRECIATION
              Fixed assets are stated at cost less accumulated depreciation. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalized.

              When assets are sold or retired, their costs or valuation and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss account.

              Depreciation is calculated on a straight line method at the following annual rates:

                    Land and buildings                   2% or over the unexpired term of leases
                    Furniture, fixtures and equipment                                        20%
                    Motor vehicles                                                           20%
                    Plant and machineries                                                    10%
                    Leasehold improvements                                                   10%

         (g)  INVESTMENT PROPERTIES
              Investment properties are interests in land and buildings in respect of which construction works and development have been completed and which are intended to be held on long-term basis for their investment potential.

              As of April 30, 1998, investment properties are stated in the balance sheet at their open market values on basis of professional valuation carried out by CB Richard Ellis Limited and Prudential Surveyors International Ltd., independent property valuers. In prior years, investment properties were stated at historical cost. Under accounting principles practiced in Hong Kong, investment properties were adjusted to market value when the Company became a public reporting entity. This change had no effect on the profit and loss account, but did result in an increase to investment properties offset by an increase within shareholders' equity.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              No amortization and depreciation is provided in respect of investment properties because their unexpired term of underlying land leases are over 20 years. Prior to 1995, these properties were classified as land and buildings and HK$1,178,000 of accumulated depreciation had previously been recorded.

              Changes in the values of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of the attributable reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

              Upon disposal of an investment property, the relevant surplus or deficit of the investment property revaluation reserve realized in respect of previous valuations is released to the profit and loss account.

         (h)  DEFERRED OFFERING COSTS
              In connection with the private and public offerings, the Company incurred certain costs associated with these offerings. In connection with the private offering of debt, these costs were amortized as additional interest expenses during the year ended April 30, 1998.

              The costs associated with the public offering were offset against the proceeds of the offering.

         (i)  ORGANIZATION COSTS
              Organization costs comprise of professional fees paid to third parties in connection with the organization of the Company. Amortization is calculated over 10 years using straight line basis.

         (j)  DEFERRED TAXATION
              Provision for deferred taxation is calculated under the liability method for all material differences to the extent that there is a reasonable probability that these will be reversed within the foreseeable future.

         (k)  OPERATING LEASES
              Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recorded in operations on a straight line basis over the lease term.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (l)  CAPITALIZED LEASE OBLIGATIONS
              Where assets are acquired under capitalized leases, the amounts representing the outright purchase price of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under capitalized lease obligations. Depreciation is provided on the cost of the assets on a straight line basis over their estimated useful lives as set out in note 2(f) above. Finance charges implicit in the purchase payments are charged to operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

         (m)  RELATED COMPANY
              Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

         (n)  REVENUE RECOGNITION
              (i)   Sales of goods
                    Sales are recognized when goods are delivered and title passed to customers.

              (ii)  Others
                    Interest income is recognized on a time proportion basis. Rental income relating to operating leases is recognized on a straight line basis over the lease term.

         (o)  FOREIGN CURRENCIES
              Transactions in foreign currencies are translated at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated at approximate rates ruling at the balance sheet date. Exchange differences are recorded within the statement of operations.

              Assets and liabilities of overseas subsidiaries are translated at the approximate exchange rates ruling at the balance sheet date. All exchange differences arising on the consolidation are recorded within equity. Historically, foreign exchange transactions have not been material to the financial statements.

              For the purpose of these financial statements, the exchange rate adopted for the presentations of financial information as of and for the year ended April 30, 1998 has been made at HK$7.73 to US$1.00.

         (p)   GOLD LOANS
               Gold loan balances are translated at the gold price prevailing at the close of business on the balance sheet date. Profits and losses arising on translation are dealt with in the profit and loss account.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (q)  EARNINGS PER SHARE
              Earnings per share is based on net income attributable to shareholders and the weighted average number of ordinary shares outstanding during the year.

              Fully diluted earnings per share is not shown because the impact of any dilution is not material.

         (r)  USES OF ESTIMATES
              The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.


3.       OPERATING RISKS

         (a)   CONCENTRATIONS OF CREDIT RISKS

               The Company derived revenues from the following major customers, which accounted for over 10% of net revenues.

                                                                      Year Ended April 30
                                                      ----------------------------------------------------
                Customer                                     1996               1997               1998
                --------                                     ----               ----               ----

                QVC Network Inc.                            56%                  69%               55%
                Tocantins Minerals Mining &
                 Science Corp.                               -                    -                13%

               Accounts receivable related to the Company's major customers were HK$16,476,000 as of April 30, 1998.

               Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Company's receivables. Even though the Company does have major customers, it does not consider itself exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

         (b)   COUNTRY RISKS

               The Company may also be exposed to certain risks as a result of its manufacturing operation being located in the PRC and its investment properties in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company's management does not believe these risks to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

         (c)   CASH AND TIME DEPOSITS

               The Company maintains its cash balances and investments in time deposits with various banks and financial institutions located in Hong Kong. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities.
               There has been no history of credit losses.

                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)

4.       PROPERTY, PLANT AND EQUIPMENT


                                                                            As of April 30
                                                       ---------------------------------------------------------
                                                                            (In Thousands)
                                                             1997                     1998                  1998
                                                             ----                     ----                  ----
                                                              HK$                      HK$                   US$
          Land and buildings
              Cost                                          2,471                    2,470                   320
              Accumulated depreciation                       (486)                    (576)                  (75)
                                                       -----------              -----------            ----------

              Net book value                                1,985                    1,894                   245
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------

          Leasehold improvements
              Cost                                          2,074                   14,218                 1,839
              Accumulated depreciation                       (665)                    (865)                 (112)
                                                       -----------              -----------            ----------

              Net book value                                1,409                   13,353                 1,727
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------

          Furniture, fixtures and equipments
              Cost                                          3,803                    6,231                   806
              Accumulated depreciation                     (3,137)                  (3,525)                 (456)
                                                       -----------              -----------            ----------

              Net book value                                  666                    2,706                   350
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------

          Plant and machineries
              Cost                                          3,819                   11,862                 1,535
              Accumulated depreciation                     (1,124)                  (1,471)                 (190)
                                                       -----------              -----------            ----------

              Net book value                                2,695                   10,391                 1,345
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------

          Motor vehicles
              Cost                                          1,670                    2,101                   272
              Accumulated depreciation                       (106)                    (424)                  (55)
                                                       -----------              -----------            ----------

              Net book value                                1,564                    1,677                   217
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------

          Total net property, plant and
              equipment                                     8,319                   30,021                 3,884
                                                       -----------              -----------            ----------
                                                       -----------              -----------            ----------


                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)


5.       BANKING FACILITIES AND OTHER LOANS

         The Company has various letters of credit under banking facilities which aggregated HK$32,100,000 as of April 30, 1998. The Company had HK$17,622,000 and HK$16,495,000 outstanding under its letters of credit as of April 30, 1997 and 1998 respectively. These letters of credit also collaterized the Company's gold loan discuss below. In addition, the Company had HK$13,500,000 of cash overdraft protection under its banking facilities as of April 30, 1998. The amount outstanding under this arrangement aggregated HK$8,639,000 and HK$1,049,000 as of April 30, 1997 and 1998, respectively. Interest charges range from Hong Kong Dollars prime plus 1% to 3%. (11% to 13% as of April 30, 1998) on these loans. Under the Company's banking facilities arrangements, the Company is required to maintain certain cash balances based on the amount of cash overdraft protection given. These balances are reflected as restricted cash in the accompanying financial statements.

         The Company had outstanding loans to purchase 2,300 oz of gold as of April 30, 1997 and 1998 with the related balances being HK$6,376,000 and HK$5,810,000 respectively. These loans are due within the next year, however, have been historically renewed. These loans bear interest at 3.30% to 3.60% as of April 30, 1998. These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Company adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of HK$474,000 and HK$566,000 for the years ended April 30, 1997 and 1998 respectively. As the Company does not hedge for changes in the future price of gold, the Company is exposed to certain market risks, which may result from potential future increases in the price of gold.

         The Company also had repaid all the unsecured loans from individuals of HK$4,645,000 as of April 30, 1998.

         The Company also had long-term mortgage loans which are related to the Company's investment properties. These loans aggregated HK$15,217,000 and HK$13,847,000 as of April 30, 1997 and 1998 respectively. Interest charges on these loans range from Hong Kong Dollars prime plus 1.5% to 2% (11.50% to 12.00% as of April 30, 1998).

         On October 17, 1997, the Company completed the sale of promissory notes amounting to HK$6,049,000. The proceeds from this private offering were used primarily to pay for the cost of the Initial Public Offering. These notes beared interest at 7% and note holders were partially repaid from proceeds of the Initial Public Offering and received 156,500 shares of common stock upon the public offering. As of April 30, 1998, the Company had outstanding promissory notes amounting to HK$2,184,000, which were repaid after year end. In connection with this loan, origination costs, totalling HK$765,000 were expensed during the year ended April 30, 1998.

                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)

5.       BANKING FACILITIES AND OTHER LOANS (CONTINUED)

         Expected maturities based on year end interest rate are as follows:


                                                                         In Thousands                   In Thousands
                                                                         ------------                   ------------
                                                                            HK$                                  US$
          1999                                                                  4,158                            538
          2000                                                                  3,054                            395
          2001                                                                  3,005                            388
          2002                                                                  3,011                            390
          2003                                                                    619                             80
                                                                            ----------                      ---------
                                                                               13,847                          1,791
                                                                            ----------                      ---------
                                                                            ----------                      ---------


         The Company's banking facilities are collaterized by investment properties, restricted cash deposits and personal guarantees of certain directors.


6.       CAPITALIZED LEASE OBLIGATION

         The Company leases certain equipment under agreements classified as capital leases. Equipment under these leases has a cost of HK$1,785,000 and accumulated amortization of approximately HK$314,000 as of April 30, 1998. The following is a schedule of future minimum lease payments under capital leases as of April 30, 1998.


                                                                         (In Thousands)                  (In Thousands)
                                                                               HK$                             US$
          Future minimum lease payments                                           1,610                            208
          Less: Amount representing interest                                       (326)                           (42)
                                                                               ---------                       ---------

          Present value of net minimum lease payments                             1,284                            166
          Less: Current portion                                                    (429)                           (55)
                                                                               ---------                       ---------
                                                                                    855                            111
                                                                               ---------                       ---------
                                                                               ---------                       ---------


7.       CONTINGENT LIABILITIES

         As of April 30, 1997 and 1998, the Company had sold a receivable with recourse amounting to HK$1,992,000 and HK$Nil respectively

                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)


8.       SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM

         As of April 15, 1998, LJI issued 1,460,000 shares of common stock to the public in the Initial Public Offering and had raised HK$52,056,000.

         The merger with the Deen Technology, Corp (Deen), which was committed to in December 1996 was completed by the issue of 142,946 shares of its common stock at nil consideration on October 6, 1997, with the Company being the legal surviving entity. Deen had no significant assets or liabilities, but did have a large number of U.S. shareholders.

         As agreed with the US$782,500 promissory note holders in respect of the bridge loan financing before the Initial Public Offering, the Company issued 156,500 shares of common stock to note holders on the effective date of the Initial Public Offering, without any additional consideration.

         The Representative of the Initial Public Offering (Representative), has exercised their right to purchase 219,000 shares of common stock and 219,000 redeemable common stock purchase warrant ("purchase warrants" or "warrants"). The Company received the net over-allotment shares proceeds of HK$7,364,000 subsequent to the year end.

         In the Initial Public Offering, the Company also issued 1,460,000 warrants. Including the 219,000 over-allotment warrants discussed above, each purchase warrant entitles the holders to purchase one share of common stock at a price of US$5.75 per share through April 15, 2003. Prior to year end, the Company has received all proceeds from the issue of 1,679,000 warrants totalling HK$1,622,000 which was recorded in the Company's warrant reserve account. The Representative also received warrants to purchase 146,000 shares of common stock at US$8.25. These warrants are exercisable from April 15, 1998 and expire on April 14, 2003.

9.       RELATED PARTY TRANSACTIONS

         (a)  Names and relationship of related parties


                                                                     Existing relationships with the Company
                                                                     ---------------------------------------
               Yih Yu Chuan                                          Director and major shareholder of LJI
               Gemological Institute of America,                     Common directors and major shareholders
                   Hong Kong Limited
               Italon Limited                                        Common directors and major shareholders
               Lorenzo Consultant & Investment (China)               Common directors and major shareholders
                   Limited
               Hong Kong Brasil Lapidary Limited                     Common director and major shareholder


                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)


9.       RELATED PARTY TRANSACTIONS (CONTINUED)

         (b)  Summary of related party transactions


                                                                                   As of April 30
                                                                ------------------------------------------------------
                                                                                   (In Thousands)
                                                                 Note         1997              1998             1998
                                                                              ----              ----             ----
                                                                               HK$               HK$              US$
               Due from related parties:
                   Gemological Institute of America,
                       Hong Kong Limited                          (i)        1,776             2,418              313
                   Lorenzo Consultant & Investment
                       (China) Limited                            (i)           19                23                3
                    Hong Kong Brasil Lapidary Limited             (i)            -               214               27
                                                                         ----------        ----------        ---------
                                                                             1,795             2,655              343
                                                                         ----------        ----------        ---------
                                                                         ----------        ----------        ---------
               Due to related party:
                   Yih Yu Chuan - Director                       (ii)            -                48                6
                                                                         ----------        ----------        ---------
                                                                         ----------        ----------        ---------



                                                                                    Year Ended April 30
                                                                 ----------------------------------------------------------
                                                                                      (In Thousands)
                                                                     1996            1997             1998        1998
                                                                     ----            ----             ----        ----
                                                                      HK$             HK$              HK$        US$
               Sales:
                   Hong Kong Brasil Lapidary Limited                    -               -              254         33
                   Yih Yu Chuan                                         -             197                -          -
                                                                 ----------      ---------      ------------      ---------
                                                                        -             197              254         33
                                                                 ----------      ---------      ------------      ---------
                                                                 ----------      ---------      ------------      ---------

               Purchases:
                   Italon Limited                                       -             861                -          -
                   Yih Yu Chuan                          (iii)      1,071           1,862                -          -
                                                                 ----------      ---------      ------------      ---------
                                                                    1,071           2,723                -          -
                                                                 ----------      ---------      ------------      ---------
                                                                 ----------      ---------      ------------      ---------

               Sub-contracting charge:
                   Italon Limited                        (iv)       3,122           1,394                -          -
                                                                 ----------      ---------      ------------      ---------
                                                                 ----------      ---------      ------------      ---------

               Rental income:
                   Gemological Institute of
                       America, Hong Kong Limited                     300             300              275         36
                   Italon Limited                                     300             275                -          -
                                                                 ----------      ---------      ------------      ---------
                                                                      600             575              275         36
                                                                 ----------      ---------      ------------      ---------
                                                                 ----------      ---------      ------------      ---------

               Gain on sale of building:
                   Yih Yu Chuan                          (v)            -               -            2,904        376
                                                                 ----------      ---------      ------------      ---------
                                                                 ----------      ---------      ------------      ---------


                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)

10.      RELATED PARTY TRANSACTIONS (CONTINUED)

              (i) The amounts due from related parties represent unsecured advances which are interest free and repayable on demand.

              (ii) The amount due to related party represents unsecured advances which is interest free and repayable on demand.

              (iii) Prior to the year ended April 30, 1997, the Company had purchased gold from Yih Yu Chuan at a fixed price of HK$93/gram. During the year, such arrangement has been terminated.

              (iv) The Company subcontracted with Italon for the manufacture of the Company's jewelry. During the year ended April 30, 1997, the Company completed construction of its manufacturing plant in the PRC and subcontracting to Italon has been discontinued.

              (v) During the year, Yih Yu Chuan purchased for cash an investment property from the Company at appraised value. The Company recognized a gain in this sale of HK$2,904,000.

10.      OPERATING LEASES COMMITMENTS

         As of April 30, 1998, the Company had commitments under non-cancellable operating leases in respect of land and buildings of HK$2,540,000 which expires in 1999. Total lease expense for the years ended April 30, 1996, 1997 and 1998 was HK$356,000, HK$490,000 and HK$1,398,000
         respectively.

11.      PENSION COSTS

         The Company operates a defined contribution retirement plan (Plan) which is optional for all qualified employees. The assets of the Plan are held separately from those of the Company in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Company at rates specified in the rules of the Plan. Where employees leave the Plan prior to vesting fully in the contribution payable by the Company is reduced by the amount of forfeited contribution.

         The pension expense for the years ended April 30, 1996, 1997 and 1998 was HK$105,000, HK$148,000 and HK$248,000 respectively. The amount of forfeitures for the years ended April 30, 1996, 1997 and 1998 was HK$22,000, HK$14,000 and HK$16,000 respectively.

                          LJ INTERNATIONAL INC.
    NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONTINUED)

12.      INCOME TAXES

         Reconciliation to the expected statutory tax rate in Hong Kong of 16% (1997 and 1996: 16.5%) is as follows:


                                                                       1996               1997                   1998
                                                                       ----               ----                   ----
                                                                          %                  %                      %
          Statutory rate                                              16.5               16.5                   16.0
          Tax effect of net operating losses                          (7.4)               -                      1.0
          Non taxable PRC profit                                      (2.9)              (3.0)                  (8.8)
          Others                                                       1.4               (1.2)                   0.4
                                                                    --------          ---------            -----------
          Effective rate                                               7.6               12.3                    8.6
                                                                    --------          ---------            -----------
                                                                    --------          ---------            -----------


         Income tax expense is comprised of the following:


                                                                              Year Ended April 30
                                                       ------------------------------------------------------------------
                                                                                (In Thousands)
                                                             1996               1997              1998              1998
                                                             ----               ----              ----              ----
                                                              HK$                HK$               HK$               US$
               Current taxes                                  620              2,210             2,120               274
               Deferred taxes                                   -                  -                 -                 -
                                                       -----------        -----------        ----------        ----------
               Income tax expense                             620              2,210             2,120               274
                                                       -----------        -----------        ----------        ----------
                                                       -----------        -----------        ----------        ----------


         The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates.

         LJI is incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income tax. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% (1997 and 1996 :
         16.5%).

         PRC subsidiaries are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax for two years starting from their first profit making years (which has not been occurred yet), followed by a 50% reduction of tax for next three years. These subsidiaries have sustained losses for the PRC income tax purpose. As a result, the Company has not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

         Deferred taxes comprise of the excess of tax depreciation allowances over accounting depreciation expenses. The deferred tax liability as of April 30, 1997 and 1998 was not significant.

                              LJ INTERNATIONAL INC

13.      REPORT ON SEGMENT INFORMATION

         The Company has operations in the following geographical area:

                                                                               Year Ended April 30
                                                          --------------------------------------------------------------
                                                                                 (In Thousands)
                                                              1996             1997              1998              1998
                                                               HK$              HK$               HK$               US$
                                                         ----------        ---------        ----------        ----------
          Operating revenues:
             Sales to customers outside the Company
                 - United States of America & Canada        73,941           80,481           111,274            14,395
                 - Hong Kong                                 1,991              919             2,248               291
                 - Europe and other countries                  865            1,101             5,667               733
                 - PRC                                         143              570                58                 7
                 - Japan                                    10,378            9,187             4,952               641
                                                         ----------        ---------        ----------        ----------
                                                            87,318           92,258           124,199            16,067
                                                         ----------        ---------        ----------        ----------
                                                         ----------        ---------        ----------        ----------
         Segment profit
             - Hong Kong                                    13,184           19,583            15,415             1,994
             - PRC                                              24              137            14,005             1,812
         Interest income (expenses), net                    (5,693)          (3,999)           (6,964)             (901)
                                                         ----------        ---------        ----------        ----------
         Net income                                          7,515           15,721            22,456             2,905
                                                         ----------        ---------        ----------        ----------
                                                         ----------        ---------        ----------        ----------

                                                                                      As of April 30
                                                                    ----------------------------------------------------
                                                                                      (In Thousands)
                                                                        1997                  1998                 1998
                                                                         HK$                   HK$                  US$
                                                                    ---------            ----------            ---------
          Segment assets
              - Hong Kong                                             57,445                97,626               12,629
              - PRC                                                   25,434                56,990                7,373
                                                                    ---------            ----------            ---------
                                                                      82,879               154,616               20,002
                                                                    ---------            ----------            ---------
                                                                    ---------            ----------            ---------

          The Company operates in two segments: the manufacture of jewelry and holding of investment properties. Information regarding these segments is as follows:

                                                                             Year Ended April 30
                                                          ----------------------------------------------------------
                                                                               (In Thousands)
                                                              1996             1997             1998           1998
                                                               HK$              HK$              HK$            US$
                                                         ----------      -----------      -----------      ---------
         Revenues
            -   Manufacture of jewelry                      87,318           92,258          124,199         16,067
            -   Holding of investment properties             1,824            1,280            1,273            165
                                                         ----------      -----------      -----------      ---------
                                                            89,142           93,538          125,472         16,232
                                                         ----------      -----------      -----------      ---------
                                                         ----------      -----------      -----------      ---------

         Segment profit
            -   Manufacture of jewelry                       5,800           14,570           18,394          2,379
            -   Holding of investment properties             1,715            1,151            4,062            526
                                                         ----------      -----------      -----------      ---------
                                                             7,515           15,721           22,456          2,905
                                                         ----------      -----------      -----------      ---------
                                                         ----------      -----------      -----------      ---------

                                     F-21

                              LJ INTERNATIONAL INC

13.      REPORT ON SEGMENT INFORMATION (CONTINUED)

         All of the Company's depreciation expense and capital expenditures during the three years ended April 30, 1998 relate to the manufacture of jewelry.

                                                                         As of April 30
                                                         -----------------------------------------------
                                                                         (In Thousands)
                                                               1997              1998              1998
                                                               ----              ----              ----
                                                                HK$               HK$               US$
          Segment assets
            -   Manufacture of jewelry                       61,224           126,398            16,351
            -   Holding of investment properties             21,580            28,150             3,642
            -   Unallocated - goodwill                           75                68                 9
                                                          ----------       -----------      ------------
                                                             82,879           154,616            20,002
                                                          ----------       -----------      ------------
                                                          ----------       -----------      ------------


14.      SUBSEQUENT EVENTS

         Subsequent to the Initial Public Offering of 1,460,000 shares of common stock on April 15, 1998, an 219,000 additional shares of common stock were issued on June 1, 1998 to cover the over-allotment. As of the date of this report, the Company totally has 6,365,646 shares of common stock.

         On June 1, 1998, the Board of Directors adopted and approved the 1998 Stock Compensation Plan (the "1998 Plan"). The 1998 Plan provides that incentive stock options, which are within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and/or nonqualified stock options may be granted to certain officers, directors, employees and advisors of the Company or its subsidiaries, if any, selected by the Compensation Committee. Approval of the Plan is subject to shareholder approval. If approved a total of 2,000,000 shares of Common Stock will be authorized and reserved for issuance under the 1998 Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The 1998 Plan shall be administered by the full Board of Directors or by a Compensation Committee ("Committee") appointed by the Board of Directors, which Committee shall consist solely of not less than two non-employee Directors. All options must be granted within ten years from the date the 1998 Plan is adopted. Each option granted shall in no event be exercisable either in whole or in part after the expiration of ten years from the date grant; provided, however, if an incentive option is granted to a 10% Shareholder, such incentive option shall not be exercisable more than five years from the date of grant thereof. The exercise price for any incentive option must be at least equal to the fair market value of the shares covered thereby as of the date of grant of such option. Upon the exercise of the option, the exercise price thereof must be paid in full either in cash, share of stock of the Company or a combination thereof.

         As of the date of this report, the Company has not granted any options under the 1998 Plan.

                              LJ INTERNATIONAL INC

15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Company's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) as practiced in Hong Kong (HK GAAP), which differ in certain significant respects from GAAP, including certain accounting interpretations of the Securities and Exchange Commission (SEC) as practiced in the United States (US GAAP). The significant differences relate principally to the following items and the adjustments necessary to restate operating income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

         (a)  BUSINESS COMBINATIONS
              Under HK GAAP, the reorganization of companies under common control involving the acquisition by the merger of LJI and Lorenzo was accounted for by the purchase method of accounting. The consideration given by the Company was recorded at fair value and the excess over the fair value of net assets acquired was treated as goodwill. The accompanying financial statements have been presented on a consolidated basis, which effectively reflect this reorganization as of April 30, 1994, even though the merger occurred on May 6, 1997. Under US GAAP this would be recorded as a reorganization of companies under common control similar to a pooling of interest. The effect of this difference is that no goodwill would be recorded on such combination.

         (b)  SHARE CAPITAL TRANSACTIONS
              The Company completed a bridge loan financing on October 17, 1997, where it raised HK$6,049,000 (US$782,500). As of April 30, 1998, there still had an outstanding balance amounting to HK$2,280,000 (principal plus accrued interest) which had been repaid in the subsequent month after the year end. As agreed, the Company issued 156,500 shares of its unregistered common stock at no additional cost to the note holders after the Company completed its public offering on April 15, 1998. Under US GAAP the Company is required to fair value such shares. The value associated with these shares is HK$6,049,000 based on the price associated with the offering, which has been amortized as an additional interest expense during the year.

              As of April 30, 1998, the Company did not have a common stock option plan nor any common stock options outstanding. To the extent the Company grants common stock options, common stock or other equity instrument to employees, it will be required under US GAAP to record compensation expense for any difference between the price at which the equity instrument is granted and then current market price of the Company's trading common stock. It will further be required to disclose in the footnotes to the financial statements certain fair value information and proforma effects of such issuances. Transaction in equity instruments with non-employees for goods and services must be accounted for at fair value as specified under US GAAP.

              In connection with the public offering, the Company paid the Representative HK$835,000 (US$108,000) for future financial consulting. Under HK GAAP such amount was offset against the proceeds of the offering. Under US GAAP such amount would be deferred and recognized as an expense over the period the services are expected to be performed on an accelerated basis over the next three years. No expense would be recorded in 1998 as the offering closed near year-end.

                              LJ INTERNATIONAL INC

15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (c)   CAPITALIZED DEFERRED COSTS
              During the year, the Company merged with Deen. Approximately HK$640,000 and HK$193,000 of costs were incurred in connection with the merger for each of the years ended April 30, 1997 and 1998 respectively. Under HK GAAP these costs have been capitalised as organization costs and will be amortized over ten years. As Deen has no significant assets or substantive operations, other than a large shareholder base, these costs, under US GAAP, would be expensed as incurred.

              The Company also has incurred certain indirect costs paid to current directors associated with its public offering. Under HK GAAP, these costs which totaled HK$120,000 and HK$589,000 for each of the years ended April 30, 1997 and 1998 have been deferred as offering costs and offset against share premium upon completion of the public offering. In addition, during the year, the Company has incurred indirect costs amounting to HK$116,000 with a consultant associated with its public offering. Under US GAAP these amounts would be expensed as incurred.

         (d)  EARNINGS  PER SHARE
              Under HK GAAP, basic earnings per share is based on the weighted average number of common shares on issue during each period. Fully diluted weighted average number of common shares are calculated on a time weighted basis and operating income is adjusted to include the assumed income, net of tax, from placing the proceeds from the exercise of outstanding share options.

              Under US GAAP, earnings per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No., 128, EARNINGS PER SHARE (SFAS 128). SFAS 128 replaced the presentation of primary and fully diluted earnings per share
              (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Shares issued in connection with Deen merger, however, are reflected as outstanding for all periods as they were issued for nominal consideration. In accordance with SFAS 128 prior periods share have been restated in the US GAAP reconciliation table.

              Under US GAAP, fully diluted earnings per share for the year ended April 30, 1998 is not shown as common stock equivalents were anti-dilutive.

                              LJ INTERNATIONAL INC

15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (e)  FAIR VALUE OF FINANCIAL INSTRUMENTS
              The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimated involve uncertainties and cannot be determined with precision. Under US GAAP the estimated fair value are to be disclosed if they are materially different from the underlying historical cost basis. The Company has the following financial instruments and investments, where the fair value may be different from historical costs.

              i) Investment properties - The fair value of the investment properties held by the Company as of April 30, 1998 is estimated to be HK$28,150,000 on the market value basis. The market valuations are generally performed by third parties at varing dates during the year and adjusted internally by management to year-end amounts.

              ii) Related party transactions - The Company has receivables from affiliated companies, which are non-interest bearing and unsecured. The fair value of these financial instruments may be different from the historical cost basis, but due to the related party nature of the transaction, this difference cannot be estimated. (As discussed below, there are other differences between US GAAP and HK GAAP in the treatment and classification of these related party advances).

             iii) Cash and cash equivalents, trade receivables and trade payables - The carrying amounts approximate fair value because of the short maturity of those instruments.

         (f)  INVESTMENT PROPERTIES
              Under HK GAAP investment properties are included in the balance sheet at their open market values, based on a year end valuation. Under US GAAP investment properties are recorded at their historical costs. This would have reduced the carrying values by HK$7,465,000 as of April 30, 1998 with no related income tax effect. Under HK GAAP investment properties have not been depreciated since 1995, at which time accumulated depreciation was HK$1,178,000. Under US GAAP depreciation would have continued to be recorded over an estimated useful life of 40 years based historical costs. This would have increased depreciation expense for the years ended 1996, 1997 and 1998 by HK$572,000, HK$572,000 and HK$547,000 (US$71,000) with no related income tax effect.

                              LJ INTERNATIONAL INC

15. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (g)  RELATED PARTY TRANSACTIONS
              Under US GAAP significant related party advances are recorded as a reduction to equity as opposed to an asset.

              In October 1997, the Company sold a building to its major shareholder and recognized a gain of HK$2,904,000. Under US GAAP, such gain would be recorded as a capital contribution. Accordingly, there would be no effect on the shareholders' equity under US GAAP.

         (h)  DEFERRED TAXES
              Under HK GAAP provision for deferred taxes is calculated under the liability method for all material differences to the extent that there is a reasonable probability that these will be reversed within the foreseeable future. Under US GAAP provision for deferred taxes requires the recognition of deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences without regard to the probability of future reversal. As the temporary differences are considered as not material, no provision for deferred taxes has been made under the US GAAP.

         (i)  SHARE PREMIUM
              The Company created a share premium of HK$41,597,000 following the public offering of 1,460,000 shares of common stocks. Under US GAAP these amounts would be termed additional paid-in capital, however, no adjustment would be required to total shareholders' equity.

15.  SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     The following table summarized the effect on net income of differences between HK GAAP and US GAAP.


                                                                   Year Ended April 30
                                                       --------------------------------------------
                                                                     (In Thousands)
                                                       1996         1997         1998        1998
                                                       ----         ----         ----        ----
                                                       HK$          HK$          HK$         US$
Net income  as reported under HK GAAP                  7,515       15,721       22,456       2,905
US GAAP material adjustments:
   - Depreciation on investment properties              (572)        (572)        (547)        (71)
   - Capitalized deferred costs                            -         (760)        (898)       (116)
   - Amortization of costs for shares issuable
       to note holders                                     -            -       (6,049)       (783)
   - Gain on disposal of an investment property
       to a related party                                  -            -       (2,904)       (376)
   - Additional gain on disposal of an
       investment property                                 -            -           76          10
   - Amortization of Deen Merger costs                     -            -           64           8
   - Amortization of goodwill                              -            -            7           1
   - Income tax effects                                    -            -            -           -
                                                       -----       ------       ------       -----
Net income under US GAAP                               6,943       14,389       12,205       1,578
                                                       -----       ------       ------       -----
                                                       -----       ------       ------       -----

Proforma earnings per share under
   US GAAP
     - Basic                                            1.53         3.18         2.65        0.34
                                                       -----       ------       ------       -----
                                                       -----       ------       ------       -----

Weighted average number of shares outstanding
  (thousand) under HK GAAP                             4,387        4,387        4,539       4,539

Affected weighted average number of shares
  Calculation                                              -            -           62          62

Shares (thousand) for Deen Merger                        143          143            -           -
                                                       -----       ------       ------       -----

Weighted average number of shares outstanding
  (thousand) under US GAAP                             4,530        4,530        4,601       4,601
                                                       -----       ------       ------       -----
                                                       -----       ------       ------       -----


15.  SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     The following table summarized the effect on shareholders' equity of the differences between HK GAAP and US GAAP.


                                                               As of April 30
                                                     ---------------------------------
                                                               (In Thousands)
                                                      1997         1998         1998
                                                      ----         ----         ----
                                                      HK$          HK$          US$
Shareholders' equity as reported
  under HK GAAP                                      16,981       90,257       11,676
Cumulative effect of depreciation
  on investment properties                           (1,716)      (2,263)        (293)
Capitalized deferred costs                             (760)        (769)         (99)
Reduction for related company advance                (1,795)      (2,655)        (343)
Increase for future financial consulting
  paid to the Representative in the
  public offering                                         -          835          108
Reduction for goodwill recorded
  on the merger of LJI and Lorenzo                      (75)         (68)          (9)
Additional gain on disposal of an
  investment property                                     -           76           10
Amortization of costs for shares
  issuable to note holders                                -            -            -
Surplus arising on revaluation of
  investment properties                                   -       (7,465)        (966)
                                                     ------       ------       ------
Shareholders' equity under US GAAP                   12,635       77,948       10,084
                                                     ------       ------       ------
                                                     ------       ------       ------


15.  SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     IMPACT OF RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards 130, reporting Comprehensive Income" and Statement of Financial Accounting Standards 131 disclosures About Segments of an Enterprise and Related Information". Statement 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. Statement 131 supersedes Statement of Financial Accounting Standards 14 financial Reporting for Segments of a Business Enterprise". Statement 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. Statement 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Statements 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       LJ INTERNATIONAL INC.
                                           (Registrant)



Date:  September 25, 1998              By: /s/ Yu Chuan Yih
       ------------------                  --------------------------------
                                           Yu Chuan Yih
                                           Chairman