Form 20-F
period 1999-04-30
LJ INTERNATIONAL INC
filed 1999-09-23
CIK 1046692

                            WASHINGTON, D.C. 20549


                                   FORM 20-F

         [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended April 30, 1999

                                      OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _____________ to _______________


Commission file number 0-29620

                             LJ INTERNATIONAL INC.
               -------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                             LJ INTERNATIONAL INC.
                -----------------------------------------------
                (Translation of Registrant's name into English)

                            British Virgin Islands
                 ---------------------------------------------
                (Jurisdiction of incorporation or organization)

                            Unit #12, 12/F, Block A
                            Focal Industrial Center
                               21 Man Lok Street
                         Hung Hom, Kowloon, Hong Kong
                    --------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each                                   Name of each exchange
         class                                        on which registered
     -------------                                   ----------------------
         None                                                N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                 $.01 Par Value Common Stock ("Common Stock")
                 --------------------------------------------
                               (Title of Class)

                Warrants to Purchase Common Stock ("Warrants")
              --------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
                              ------------------
                               (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 1999:

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

     Yes    X     No  _____
          -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  _____    Item 18    X
                           -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Not Applicable.

                                EXCHANGE RATES


     We have prepared our consolidated financial statements in accordance with Hong Kong generally accepted accounting principles consistently applied and publish such statements in Hong Kong dollars, which is the functional currency of our subsidiaries and the legal tender currency of Hong Kong. All references to "Hong Kong dollars" or "HK$" are to Hong Kong dollars. All references to "U.S. Dollars," "dollars" or "$" are to United States dollars. Conversion of amounts from Hong Kong dollars into United States dollars for the convenience of the reader has been made at the exchange rate of US$1.00 = HK$7.73.

     The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods indicated. It represents the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average noon buying rate is determined by averaging the rates on the last business day of each month during the relevant period.

     Calendar Year                        Period End     Average        High       Low
     -------------                        ----------     -------        ----       ---
                                                         Noon Buying Rate
                                                         ----------------
                                                         (HK$per US$)
      1994                                  7.7375           7.7290     7.7530     7.7225
      1995                                  7.7323           7.7357     7.7665     7.7300
      1996                                  7.7332           7.7345     7.7440     7.7310
      1997                                  7.7456           7.7431     7.7550     7.7275
      1998                                  7.7471           7.7476     7.7497     7.7412
      1999 (through August 31, 1999)        7.7660           7.7638     7.7638     7.7486



                          FORWARD-LOOKING STATEMENTS


     This annual report contains certain forward-looking statements that are based on beliefs and assumptions of our management. Often, you can recognize these statements because we use words such as "believe", "anticipate", "intend", "estimate" and "expect" in the statements. Our actual performance in 1999 and beyond could differ materially from the forward-looking statements contained in this annual report. However, we are not obligated to release publicly any revisions to the forward-looking statements contained in this annual report.

                                    PART I


ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

     We are a totally vertically integrated producer of finished gemstones and fine quality gemstone jewelry. We cut and polish semi-precious gemstones and design, manufacture, market and distribute gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. Our jewelry is crafted in gold, platinum and sterling silver and is set with semi-precious stones. The average wholesale price of our jewelry is approximately $100, which equates to retail prices between $100 and $499.

     We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

     We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that are created offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.

     We organize our marketing and distribution strategies by retail distribution channel. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

 .   fine jewelers such as Ben Bridge and Carlyle;
 .   national jewelry chains such as Sterling Inc., Helzberg and Fred Meyer;
 .   department stores such as Macys and J C Penney;
 .   electronic retailers such as QVC Network, Inc.; and
 .   specialty stores such as Fortunoff's.

     For the fiscal years ended April 30, 1998 and 1999, approximately 89% and 92% of sales were in North America.

Background and Organization

     We were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in Lorenzo Jewelry Mfg. (H.K.) Ltd., a company incorporated in Hong Kong on February 20, 1987. Lorenzo Jewelry owns all of the equity in Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Limited and Shantou Lorenzo Jewelry Mfg., and 60% of the issued share capital in Lorenzo Marketing Co., Limited. Under a cooperative joint venture agreement between Lorenzo Jewelry and Guangdong Province Shantou Artcrafts Imports and Exports Co., we control the operating and financial activities of Shantou Lorenzo Jewelry Mfg. and are responsible for all of its profits and losses. In addition, we own all of the issued share capital in Precious Gems Trading Limited, which owns all of the equity in Lorenzo Gems (Shenzhen) Co., Limited, all of the issued share capital in Golden Horizon Trading Limited, which owns all of the equity in Lorenzo Jewelry (Shenzhen) Co., Limited and all of the issued share capital in Fine Gift Enterprises Ltd., which owns all of the issued share capital in Lorenzo Diamond Mfg. Co. Ltd.

     The following diagram illustrates our corporate structure. The respective country of organization/incorporation is shown in brackets.

                             LJ INTERNATIONAL INC.
                           (British Virgin Islands)


 ----------------------------------------------------------------------------------------
            100%                              100%                 100%                 100%
    Lorenzo Jewelry Mfg.                  Precious Gems         Fine Gift           Golden Horizon
        (H.K.) Ltd.                        Trading Ltd.      Enterprises Ltd.        Trading Ltd.
        (Hong Kong)                          (B.V.I.)           (B.V.I.)              (B.V.I.)

                                              100%                 100%                 100%

100%           Shantou S.E.Z. Lorenzo      Lorenzo Gems       Lorenzo Diamond      Lorenzo Jewelry
               Gems & Craft Factory        Manufacturing        Jewelry Mfg.     (Shenzhen) Co., Ltd.
                   Co., Ltd.            (Shenzhen) Co., Ltd.      Co. Ltd.            (P.R.C.)
                    (P.R.C.)                 (P.R.C.)           (Hong Kong)

100%            Shantou Lorenzo
                 Jewelry Mfg.
                  (P.R.C.)

60%            Lorenzo Marketing
                   Co., Ltd.
                 (Hong Kong)

Our Industry

     The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

 . a small number of manufacturers that make and distribute their production directly to retailers; and

 . a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

We believe that vertically integrated companies which control costs by performing all value added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. We further believe that large retailers want to rely upon prime manufacturers because they trust that prime manufacturers are reliable, low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.

Our Business Strategy

     Our business strategy is:

 . to increase our market share of moderately priced high-quality gem-set jewelry by capitalizing on our unique vertically integrated manufacturing processes to produce high volume, high-quality products;
 . to further develop our existing customer relationships with our specialized services; and
 . to aggressively expand into new distribution channels, particularly in the United States and throughout Western Europe.

     We are aggressively developing new product lines in exotic stones, which
have high perceived values in semi-precious stones.   They include:

 .   tanzanite;
 .   aquamarine;
 .   imperial topaz;
 .   green tourmaline;
 .   pink tourmaline; and
 .   mandarine garnet.
     We also plan to expand into new product categories:
 . We have begun marketing a brand of sterling silver. These are typically merchandised with a retail price range of $30.00 to $150.00.
 . We offer a new branded collection of cultured pearl jewelry with a retail price range of $99.00 to $999.00.
 . We recently began shipping diamond jewelry in August 1999 from our newly created diamond division. We took over operations of a local competitor and purchased most of their existing diamond samples at cost. We also hired eight of their former employees, who bring with them an expertise in diamond jewelry design and sales, as well as most of their client base. We also intend to expand this new business to our current client base by simply adding diamonds to some of our settings as well as offering newly designed jewelry.

Our Manufacturing Capability

     We have established two sophisticated factories located in the PRC that perform stone cutting and polishing and jewelry manufacturing. The factories are located in the cities of Shantou and Shenzhen in Guangdong Province. Each manufacturing operation is separated to allow for the specialized needs of each process. The Shantou facility is the older of the two facilities. It consists of 26,000 square feet and has been operating for eight years. The Shenzhen facility has been operating for less than two years and has 50,000 square feet of manufacturing space. We currently employ over 2,500 skilled gemstone cutters and manufacturing personnel and are producing over four million carats of cut gemstones and one million pieces of finished fine jewelry annually.

     We import choice rough gemstone material from mines located in Africa, China and South America, especially concentrated in Brazil. Gemstone craftsmen are trained and managed by our Hong Kong personnel to insure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the rough material that we purchase. By performing internally the value added processes of cutting and polishing, we maximize quality control and dramatically increase our profitability. We specialize in a wide range of popular and exotic semi-precious gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

     We employ specialized manufacturing processes that deliver large quantities of high quality finished jewelry. We are currently producing over 80,000 pieces of finished jewelry per month from our two facilities. Each piece of jewelry receives hand made attention, resulting in fine quality finishing at popular prices.

Sales and Marketing

     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items which are distinctly different from our competitors. We intend to devote our efforts towards brand development and utilize marketing concepts to enhance the saleability of our production. We recognize that certain retail price points are favored by retailers. As part of our product development strategy, we attempt to align our wholesale prices to match retailers' target prices as a means of achieving these popular price targets. We introduced new product divisions selling cultured pearls and sterling silver during the Fall 1998 season and diamonds in August 1999.

     Our sales and marketing team is located in our executive offices in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

 .   fine jewelers like Ben Bridge and Carlyle;
 .   national jewelry chains like Sterling Inc., Helzberg and Fred Meyer;
 .   department stores like Macys and JC Penney;
 .   electronic retailers like QVC Network, Inc.; and
 .   specialty retailers like Fortunoff's.

     Our single largest customer is QVC Network, Inc. which accounted for approximately 57% of our sales during fiscal 1999 and 55% of our sales during fiscal 1998. We do not sell to QVC Network, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although we have developed and maintained a good and longstanding relationship with QVC Network, Inc., the loss of QVC Network, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect on us.

     In addition to direct sales to QVC Network, Inc. and other retailers, we also sell our products to retailers through International Jewelry Connection, a national network of independent sales representatives who sell jewelry through direct contact with retail accounts. The principal focus of International Jewelry Connection is on major U.S. department stores and jewelry retailers, who require specialized levels of marketing, service and training. These sales representatives are paid on a commission-only basis.

     Our sales promotion efforts include attendance by our representatives at U.S. and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, we actively advertise in trade journals and related industry publications.

E-Commerce

     On June 15, 1999, we launched our e-commerce jewelry web site, www.THEGEMS.com. Our newly designed web site features the latest technologies available today, including electronic shopping cart, guaranteed encrypted credit card transaction processing, e-mail notification system and UPS? on line tracking of orders. Our strategy is to channel more of our direct response business through the Internet. Our cost of sales on the Internet are significantly lower than our traditional distribution channels and we are continuing to strategically position ourselves to take advantage of e-commerce.

     Our website has been registered with 200 worldwide search engines and there are three keywords for search engine positioning:

 .   jewelry
 .   gift
 .   gems

Design and Product Development

     We have seven internationally trained designers who work from our Hong Kong executive office and a growing team of twelve designers who work in a designated area within the Shenzhen manufacturing facility. The PRC-based designers are closely supervised by the Hong Kong design director and the most experienced Hong Kong design staff. The PRC designers have already begun to create designs that have been accepted by our various clients worldwide. The Hong Kong design team attends trade fairs worldwide to gather product ideas and monitor the latest product trends. We produce over 250 new models per month to support our business growth objectives.

     We seek to provide our customers with a broad selection of high-quality 10 and 14 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer approximately 5,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desirable in the market.

     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers color, fabric and fashion trends which are projected over a two year period. We market our products as lifestyle inspired.

Manufacturing Process

     We manufacture our products at our facilities in Shantou and Shenzhen, PRC. Our manufacturing processes combine vertical integration, modern technology, mechanization and handcraftsmanship to produce contemporary and fashionable jewelry. Our manufacturing operations basically involve:

 .   cutting and polishing semi-precious gemstones from rough;
 . combining pure gold, platinum and sterling silver with other metals to produce jewelry; and
 . finishing operations such as cleaning, polishing and setting, resulting in high quality finished jewelry.

     We have developed a process of cost-effectively producing quality, gem-set jewelry. We believe that we have a substantial competitive advantage due to our unique, vertically integrated manufacturing process. We utilize the lost-wax method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets. This is based on an investment casting process used in the jewelry manufacturing industry:

 . It entails creating wax duplicates of the items which are encased in a plaster mold.
 . The plaster is hardened in an oven while the heat melts away the wax, leaving a hollow mold which is then injected with gold.

 . After the casting process, the stones are mounted in the jewelry and the jewelry undergoes a series of cleaning and polishing stages before being labeled with the retailer's price tag and bar codes and shipped.

     Gem cutting generally involves the following processes:

 .   It starts with cobbing and sawing of large rough gemstones into smaller pieces.
 . The gemstones are then preformed and semi-calibrated to required sizes and shapes.
 .   The final procedures include fine cutting and polishing of the gemstones.
 . The finished faceted gemstones are then sent to the jewelry factory for assembling.

     The jewelry manufacturing process includes:

 .   waxing;
 .   casting;
 .   filing, which is assembling of gold parts;
 .   cleaning;
 .   gem setting;
 .   trimming; and
 .   polishing.

Supply

     We manufacture and cut our own semi-precious stones. We import most of our rough gemstones from South America, Africa and the PRC. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz whereas Africa is the main source of tanzanite, mandarine garnet, garnet aquamarine and topaz. We also import aquamarine, peridot and topaz from the PRC. We buy the rough gemstones directly from a number of miners based on quality, pricing and available quantities. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years. The stones are delivered to us either by air or by sea depending on volume and types of rough stones.

     We purchase our gold from banks, gold refiners and commodity dealers who supply substantially all of our gold needs which we believe is sufficient to meet our requirements.

     Gold acquired for manufacture is at least .995 fine and is combined with other metals to produce 10 and 14 karat gold. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats, which is 100% fine gold. Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14 karat gold of different colors. These alloys are in abundant supply and are readily available to us.

     We do not presently engage in hedging activities with respect to possible fluctuations in the price of gold. We believe the risk of not engaging in such activities is minimal, since we purchase our gold requirements after each significant purchase order is received. We believe that a downward trend in the price of gold would have little, if any, impact on the valuation of our inventories.

     We purchase supplies and raw materials from a variety of suppliers and we do not believe the loss of any of the suppliers would have a material adverse effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

Security

     We have installed certain measures at our Shantou and Shenzhen, PRC manufacturing as well as our Hong Kong administrative facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras which provide surveillance of all critical areas of our premises.

     We carefully inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures of all jewelry as it proceeds through the manufacturing process. A complete physical inventory of gold and gemstones is taken at our manufacturing and administrative facilities on an annual basis.

Insurance

     We maintain primary all-risk insurance, with limits in excess of our current inventory levels, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to our owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but generally is in excess of the value of the gold and gemstones supplied by us. We carry transit insurance which coverage includes the transportation of jewelry outside of our office.

Competition

     The jewelry manufacturing industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Our competitive strategy is to provide competitively priced, high-quality products to the high volume retail jewelry market. According to our management, competition is based on pricing, quality, service and established customer relationships. We believe that we have positioned ourselves as a low cost producer without compromising our quality. Our ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a competitive advantage.

     We believe that few competitors have the capacity and manufacturing skill to be effective competitors. We believe that our vertically integrated manufacturing capabilities distinguish us from most of our competitors and enables us to produce very competitively priced, high quality and consistent products.

     In North America, the market, although highly fragmented, does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include:

 .   E.E.A.C. Inc.;
 .   Aurafin;
 .   I. Kurgin; and
 .   PACE Enterprises.

     International competitors include Pranda International and Beauty Gems Limited. Most of these manufacturers/wholesalers have been successful vendors for many years and enjoy good relations with their clients. Although it may be difficult for a newcomer to break into established relationships, we already have made substantial inroads in the North American jewelry market and we believe we can remain competitive based on our vertically integrated low-cost, high-volume and high-quality manufacturing process.

Employees

     As of August 31, 1999, we employed over 2,500 persons on a full-time basis, of whom approximately 1,300 are involved in manufacturing of jewelry and 1,140 are engaged in gemstone cutting and polishing. The remaining 60 persons, including our management and executive staff, work in our Hong Kong office.
None of our employees is represented by a labor union and we believe that our employees' relations are good.

Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations

     We are a British Virgin Islands holding company, and all of our assets are located in the People's Republic of China and/or Hong Kong. In addition, all of our directors and officers except Lionel C. Wang are non-residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may be unable to effect service of process within the United States upon these non-residents or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state. There is uncertainty as to whether courts of the People's Republic of China, the British Virgin Islands or Hong Kong would enforce:

 . Judgments of United States courts obtained against us or these non-residents based on the civil liability provisions of the securities laws of the United States or any state; or

 . In original actions brought in the People's Republic of China, the British Virgin Islands or Hong Kong, liabilities against us or these non-residents based on the securities laws of the United States or any state.

     We have designated CT Corporation, 1633 Broadway, New York, New York 10019 as our agent for service of process in the United States with respect to this offering.

     There are no treaties between the People's Republic of China and the United States, between the British Virgin Islands and the United States, nor between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the People's Republic of China, the British Virgin Islands and Hong Kong may accept a foreign judgment as evidence of a debt due. An action may be commenced in the People's Republic of China, the British Virgin Islands or Hong Kong for recovery of this debt. However, a Chinese, British Virgin Islands or Hong Kong court will only accept a foreign judgment as evidence of a debt due, if:

 .   The judgment is for a liquidated amount in a civil matter;
 . The judgment is final and conclusive and has not been stayed or satisfied in full;

 . The judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature. In this regard, a Chinese, British Virgin Islands or Hong Kong court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment is given;

 .   The judgment was not obtained by actual or constructive fraud or duress;

 . The foreign court has taken jurisdiction on grounds that are recognized by the private international law rules in the People's Republic of China as to conflict of laws in the People's Republic of China or common law rules as to conflict of laws in the British Virgin Islands or Hong Kong;

 . The proceedings in which the judgment was obtained were not contrary to the concept of fair adjudication;

 . The proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the People's Republic of China, the British Virgin Islands or Hong Kong;

 . The person against whom the judgment is given is subject to the jurisdiction of the Chinese, the British Virgin Islands or the Hong Kong courts; and
 . The judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the above requirements.

     Enforcement of a foreign judgment in the People's Republic of China, the British Virgin Islands or Hong Kong also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. While we believe there are no material differences between the protection afforded to minority shareholders of a company organized as an international business company under the law of the British Virgin Islands from those generally available to shareholders of corporations organized in the United States, there may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company organized as an international business company under the laws of the British Virgin Islands may bring an action against a company, even if other shareholders do not wish to bring an action and even though no wrong has been done to the shareholder personally. This is a representative action, that is, an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated. Instances where representative actions may be brought include:

 . To compel a company to act in a manner consistent with its Memorandum of Association and Articles of Association;
 . To restrain directors from acting on resolutions, where notice of a shareholders' meeting failed adequately to inform shareholders of a resolution proposed at the meeting;
 . To restrain a company, where it proposes to perform an act not authorized by the Memorandum of Association and the Articles of Association or to seek damages from a director to compensate a company from the consequences of such an unauthorized act, or to recover property of a company disposed of due to such unauthorized act;
 . To restrain a company from acting upon a resolution that was not made in good faith and for the benefit of shareholders as a whole;
 . To redress where a resolution passed at a shareholders' meeting was not properly passed, for instance, if it was not passed with the necessary majority;
 .   To restrain a company from performing an act which is contrary to law; and
 . To restrain a company from taking any action in the name and for the benefit of a company.

     Such an action also may be brought against directors and promoters who have breached their fiduciary duties to a company, although acts amounting to a breach of a fiduciary duty can be ratified by a general meeting of shareholders, in the absence of fraud. Such actions against directors and promoters only may be taken, however, if such directors and promoters have power to influence the action taken by a general meeting by means of, for instance, their votes as shareholders, which would prevent a company from suing them in the company's name. Although British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors representatively or derivatively, the circumstances in which any such action may be brought as set forth above may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders in a United States company.


ITEM 2.  DESCRIPTION OF PROPERTY.
---------------------------------

     Our principal executive offices are located at Units #11 and #12, 12/F, Block A, Focal Industrial Center, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office, showroom and manufacturing space at this location.

     Our first jewelry production facility consists of 10,000 square feet of building space which we own in the Yubao Industrial Building, Longhu District, Shantou Special Economic Zone, Guangdong Province, PRC. We lease the adjacent 16,000 square feet on the same floor of that building as one of our gem cutting facilities at a rental rate of HK$24,085 (US$3,116) per month until July 2002.

     Our recently completed second production facility in Shenzhen, PRC consists of 50,000 square feet of building space. This facility is located in the Shatoujiao Free Trade Zone, Shenzhen. We lease this space from an unaffiliated third party at a rental rate of HK$59,120 (US$7,648) per month until November 2002.

     We own two warehouse facilities in Kowloon, Hong Kong consisting of 5,432 square feet and 2,897 square feet. We also own additional properties in Sai Kung, Hong Kong and Aberdeen, Hong Kong which we lease to non-affiliated third parties.


ITEM 3.  LEGAL PROCEEDINGS.
---------------------------

     We are not a party to any material legal proceedings and there are no material legal proceedings pending with respect to our property. We are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving us or our subsidiaries, or has an interest in any proceeding which is adverse to us or our subsidiaries.


ITEM 4.  CONTROL OF REGISTRANT.
-------------------------------

     (a) Except as set forth in (b) below, as far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

     (b) The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of September 1, 1999 by:

  . each person who is known by us to own beneficially more than 10% of the outstanding common stock,
  . each of our executive officers and directors, and . all directors and executive officers as a group.

 Name of Beneficial Holder                                                       Number        Percent
---------------------------                                                  ----------------  ----------
                                                                              Shares Beneficially Owned
                                                                             ----------------------------
Yu Chuan Yih...............................................................         3,787,200       59.5%
Ka Man Au..................................................................                 0
Joseph Tuszer..............................................................                 0
Hon Tak Ringo Ng...........................................................                 0
Kui Shing Andy Lai.........................................................                 0
Lionel C. Wang.............................................................                 0
All directors and executive officers as a group (6 persons)................         3,787,200       59.5%

___________

     Of Mr. Yih's 3,787,200 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%). In addition, Mr. Yih is the sole shareholder of the following three British Virgin Islands corporations which own shares of our common stock as follows: Welgram International Limited - 236,000 shares; Sunflower Gold Holdings Limited - 235,000 shares; and Panama Gold Holdings Limited - 235,000 shares.

     (c) To our knowledge, there are no arrangements known to us which may at a subsequent date result in a change of our control.


ITEM 5.  NATURE OF TRADING MARKET.
---------------------------------

     Our common stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "JADE." The following table sets forth, on a quarterly basis, the high and low sales prices for the common stock since its listing on The Nasdaq National Market on April 15, 1998:

     Quarter ended:              High         Low
     -------------               ----         ---
     April 30, 1998              $ 7.50      $5.75
     July 31, 1998               $ 7.50      $4.50
     October 31, 1998            $ 6.00      $3.88
     January 31, 1999            $ 7.00      $4.00
     April 30, 1999              $11.50      $4.31
     July 31, 1999               $ 7.13      $4.00

     The warrants are traded in the over-the-counter market and are quoted on The Nasdaq National Market under the symbol "JADEW." The following table sets forth, on a quarterly basis, the high and low sales prices for the warrants since their listing on The Nasdaq National Market on April 15, 1998:

     Quarter ended:            High       Low
     -------------             ----       ---
     April 30, 1998           $1.625    $0.625
     July 31, 1998            $1.656    $0.625
     October 31, 1998         $1.516    $0.563
     January 31, 1999         $2.813    $ 1.00
     April 30, 1999           $ 8.25    $ 1.75
     July 31, 1999            $3.938    $ 1.75

     We do not believe that there is any principal non-United States trading market for the common stock or the warrants. We believe that a substantial majority of the outstanding common stock and warrants are held in the United States by Cede & Co. as record holder.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.
---------------------------------------------------------------------------

     There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to nonresident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the common stock.

ITEM 7.  TAXATION.
------------------

     The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in the common stock. The summary does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

 . A court within the United States is able to exercise primary supervision over its administration; and
 . One or more United States persons have the authority to control all of its substantial decisions.

     In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of the common stock, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the common stock.

     A U.S. investor receiving a distribution of the common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in the common stock, and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the common stock.

     Gain or loss on the sale or exchange of the common stock will be treated as capital gain or loss if the common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held the common stock for more than one year at the time of the sale or exchange.

     A holder of common stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder:

 .   Is a corporation or comes within other exempt categories; or
 . Provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

     In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 8.  SELECTED FINANCIAL DATA.
---------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA
          (Hong Kong dollars in thousands, except per share amounts)

     The following selected consolidated financial data with respect to each of the years in the three-year period ended April 30, 1999 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

     We prepare our consolidated financial statements in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Hong Kong GAAP and US GAAP, see Note 16 of Notes To And Forming Part Of The Financial Statements.

Consolidated Statements of Operations Data:


                                                   Year Ended April 30,
                                                 ------------------------
                                       1995         1996         1997          1998          1999         1999
                                    -----------  -----------  -----------  -------------  -----------  ----------
                                        HK$          HK$          HK$           HK$           HK$         US$
Amounts in accordance with Hong
 Kong GAAP
Operating revenues................      48,365       87,318       92,258        124,199      195,219      25,255
                                    ==========   ==========   ==========   ============   ==========   =========

 Operating income.................       1,863       13,828       21,930         31,540       39,723       5,139
 Interest expense, net............      (5,930)      (5,693)      (3,999)        (6,964)      (5,186)       (671)
                                    ----------   ----------   ----------   ------------   ----------   ---------
 Income (loss) before income taxes      (4,067)       8,135       17,931         24,576       34,537       4,468
 Income taxes.....................         (27)        (620)      (2,210)        (2,120)        (380)        (49)
                                    ----------   ----------   ----------   ------------   ----------   ---------
 Net income (loss)................      (4,094)       7,515       15,721         22,456       34,157       4,419
                                    ==========   ==========   ==========   ============   ==========   =========

 Dividends per share..............         ---         0.57          ---            ---          ---         ---
 Weighted average number of
  shares outstanding - basic
  (thousands).....................       4,387        4,387        4,387          4,539        6,347       6,347
 Effect of dilutive potential
  ordinary shares:
    Warrants......................          --           --           --              5           --          --
    Stock options.................          --           --           --             --            1           1
                                    ==========   ==========   ==========   ============   ==========   =========
 Weighted average number of
  shares outstanding - diluted
  (thousands).....................       4,387        4,387        4,387          4,544        6,348       6,348

 Earnings (loss) per share -
  basic...........................       (0.93)        1.71         3.58           4.95         5.38        0.70
 Earnings (loss) per share -
  diluted.........................       (0.93)        1.71         3.58           4.94         5.38        0.70
Amounts in accordance with US GAAP
Operating revenues................      48,365       87,318       92,258        124,199      195,219      25,255
                                    ==========   ==========   ==========   ============   ==========   =========

 Operating income (loss) before
  income taxes....................      (4,639)       7,563       16,599         14,325       33,738       4,364
                                    ==========   ==========   ==========   ============   ==========   =========

 Net income (loss)................      (4,666)       6,943       14,389         12,205       33,358       4,315
                                    ==========   ==========   ==========   ============   ==========   =========

 Dividends per share..............         ---         0.55          ---            ---          ---         ---
 Earnings (loss) per share........       (1.03)        1.53         3.18           2.65         5.26        0.68
 Weighted average number of
  shares outstanding (thousands)..       4,530        4,530        4,530          4,601        6,347       6,347


Balance Sheet Data:
                                                      As of April 30,
                                                  ----------------------
                                          1995         1996         1997           1998         1999        1999
                                          ----         ----         ----           ----         ----        ----
                                          HK$          HK$          HK$           HK$           HK$          US$
Amounts in accordance with Hong
 Kong GAAP
 Working capital..................     (22,877)     (15,092)      (2,757)        39,090       75,645       9,785
 Total assets.....................      65,160       64,763       82,879        154,616      222,875      28,831
 Long-term obligations............       9,338       13,913       13,006         10,544        9,028       1,168
 Total shareholders' equity.......      (3,750)       1,260       16,981         90,257      128,428      16,614
Amounts in accordance with US GAAP
 Working capital..................     (22,877)     (15,092)      (2,757)        39,090       75,645       9,785
 Total assets.....................      64,513       63,544       78,533        142,307      213,020      27,556
 Long-term obligations............       9,338       13,913       13,006         10,544        9,028       1,168
 Total shareholders' equity.......      (4,403)          41       12,635         77,948      118,573      15,339

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS.
-------------

     The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere. The amounts reflected in the following discussion are in Hong Kong Dollars, the functional currency of our subsidiaries and the legal tender currency of Hong Kong Special Administrative Region of China. The average exchange rate adopted for the periods presented is US$1 = HK$7.73 and unless otherwise indicated is the rate used in this discussion.

Overview

     We own 100% of the equity of Lorenzo Jewelry Mfg. (H.K.) Limited, Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Ltd., Shantou Lorenzo Jewelry Mfg., Precious Gems Trading Ltd., Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd., Golden Horizon Trading Ltd., Lorenzo Jewelry (Shenzhen) Co., Ltd., Fine Gift Enterprises Ltd. and Lorenzo Diamond Jewelry Mfg. Co., Ltd. We also own 60% of the issued share capital in Lorenzo Marketing Co., Ltd. Collectively, these entities are referred to as us. We are a British Virgin Islands holding company and substantially all of our operating assets are held by our subsidiaries, which are located in Hong Kong and/or China. While Lorenzo Jewelry has operated since 1987, we were incorporated in January 1997, and subsequently merged with Lorenzo Jewelry and its subsidiaries. Lorenzo Diamond was recently created in July 1999 to focus on our diamond jewelry business.

     We are a totally vertically integrated producer of finished gemstones and fine quality gemstone jewelry. We cut and polish semi-precious gemstones and design, manufacture, market and distribute gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. Our jewelry is crafted in gold, platinum and sterling silver and is set with semi-precious stones. The average wholesale price of the jewelry produced by us is approximately $100, which equates to retail prices between $100 and $499.

     During fiscal 1998, we completed our initial public offering and raised gross proceeds of HK$58,051,000 (US$7,510,000) from the sale of common stock and warrants. Additional amounts were received during the year ended April 30, 1999 from the exercise of the over-allotment of common stock in the offering. The completion of this offering was a very significant development for us and required substantial management time away from our normal operations. In 1999, we re-focused all of our energy to the operation of our primary business with the goal of further increasing sales and operating performance.

Fiscal 1999 compared to Fiscal 1998

Net Sales

     Net sales increased 57% to HK$195,219,000 (US$25,255,000) in 1999 from
HK$124,199,000 (US$16,067,000) in 1998. This increase is primarily driven by volume increases in sales to existing customers, including International Jewelry Connection and QVC Network, Inc. In addition, our new sterling silver product line was introduced to the market during the year.

Gross Profit

     The gross profit margin remained at 49% compared to the same period of last year as our vertical integration assures tight controls over the quality of the whole manufacturing processes, including cutting and processing, and minimizes wastage during the manufacturing processes. There was no material fluctuation in the sales price of our products during the current year and we expect there will not be material fluctuation in the sales price of our products in the foreseeable future.

     We expect the cost of the rough gem stone will rise slightly in the next two years; hence, we deliberately purchased more rough gem stone in 1999 to take advantage of the expected rise in selling price.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 70% to HK$56,880,000 (US$7,358,000) or 29% of net sales in 1999 compared with HK$33,545,000 (US$4,340,000) or 27% of net sales in 1998.

     The increase is mainly attributable to the operation of our Shenzhen factory newly set-up in February 1998, which has over 50,000 square feet floor area with over 1,500 staff and workers employed. In addition, our management and administrative staff in the Hong Kong headquarter also increased to cope with our increased sales volume and to provide us with administrative support.

Other Income/Expenses

     Other expenses, net of income, which principally consisted of interest expenses, rental income and gain on disposal of property, plant and equipment, increased to HK$4,439,000 (US$575,000) in 1999 from HK$2,785,000 (US$360,000) in
1998.

     Net interest expenses decreased 25.5% to HK$5,186,000 (US$671,000) in 1999 from HK$6,964,000 (US$901,000) in 1998. The proceeds from the IPO and issuance of warrants during the year provided us with working capital and the level of borrowings dropped during the year.

     Rental income decreased 62.7% to HK$474,000 (US$61,000) in 1999 from HK$1,273,000 (US$165,000) in 1998, which is mainly due to one of the properties has been used as an office to provide administrative support instead of being sub-let out for rental.

     In addition, we sold an investment property in 1998 for HK$3,800,000 (US$492,000) to Mr. Yu Chuan Yih and had a gain of HK$2,904,000 (US$376,000). The consideration of the property was based on a valuation report prepared by an independent professional appraiser. Accounting treatment for this transaction is different under US GAAP (see "Reconciliation to US GAAP"). No disposal of property was made in 1999.

Income Taxes

     We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

     For our subsidiaries in Hong Kong, prevailing corporate income tax rate is 16%.

     Our subsidiaries in the PRC are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain of our PRC subsidiaries are exempt from PRC income tax for two years starting from their first profit making year, followed by a 50% reduction of tax for the next three years. These subsidiaries have sustained losses for the PRC income tax purposes. As a result, we have not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries, which currently are 15%.

     Income tax decreased 82% to HK$380,000 (US$49,000) in 1999 from HK$2,120,000 (US$274,000) in 1998. Despite increase in profit during the year which is attributable to the full operation of the PRC subsidiaries, income tax actually decreased as a result of the restructuring of the intra-group pricing policy.

Fiscal 1998 compared to Fiscal 1997

Net Sales

     Net sales for fiscal 1998 totaled HK$124,199,000 (US$16,067,000), compared to HK$92,258,000 (US$11,935,000) in fiscal 1997, an increase of HK$31,941,000
(US$4,132,000) or 34.6%. This increase resulted from an increase of over 900% in sales through International Jewelry Connection in the United States from HK$1,392,000 (US$180,000) in fiscal 1997 to HK$14,152,000 (US$1,831,000) in fiscal 1998. IJC is a network of sales professionals which sell our products to fine jewelry retailers, national jewelry chains and department stores. Sales to our largest customer, QVC Network, Inc., also rose by 8%, and represented 55% of sales in fiscal 1998 compared to 69% in 1997.

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

     The increase in gross margin was impacted by the sales of HK$10,142,000 (US$1,312,000) in gems stone rough inventory to another company. Gross margin on this sale was only 10%. We liquidate the inventory by selling to other companies while it is not a regular occurrence. We may periodically utilize this strategy to reduce excess gems stone inventory when it is considered beneficial to us.

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

     Net interest expenses increased by HK$2,965,000 (US$384,000) from HK$3,999,000 (US$517,000) in fiscal 1997 to HK$6,964,000 (US$901,000) in fiscal
1998. This 74% increase was principally due to general increase in interest rate level and additional borrowings to fund business growth and establish a new jewelry factory in Shenzhen.

     Rental income for fiscal 1998 was HK$1,273,000 (US$165,000) as compared with net rental income of HK$1,280,000 (US$166,000) in fiscal 1997. There was no material change between the two periods.

     During fiscal 1998, we sold an investment property for HK$3,800,000 (US$492,000) to Mr. Yu Chuan Yih and had a gain of HK$2,904,000 (US$376,000). The consideration of the property was based on a valuation report prepared by an independent professional appraiser. Accounting treatment for this transaction is different under US GAAP.

Income Taxes

     We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

     For our subsidiaries in Hong Kong, prevailing corporate income tax rate is 16%.

     Our subsidiaries in the PRC are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries are exempted from PRC income tax for two years starting from their first profit making years, followed by a 50% reduction of tax for next three years. These subsidiaries have sustained losses for the PRC income tax purpose. As a result, we have not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

     For fiscal 1998, income taxes decreased by HK$90,000 (US$12,000) to HK$2,120,000 (US$274,000) from HK$2,210,000 (US$286,000) in fiscal 1997. Despite increase in profit during the year which is attributable to the full operation of our PRC subsidiaries, income tax actually decreased as the result of restructuring of the intra-group pricing policy.

Liquidity and Capital Resources

     We have no direct business operations other than our ownership of our subsidiaries. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries. There currently are no known restrictions on our subsidiaries to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

     The primary sources of our cash for working capital and capital expenditure have been net cash flows from operating activities, capital lease financing and borrowings. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

     For the fiscal year ended April 30, 1999, as a result of HK$4,896,000 (US$633,000) cash provided by financing activities and HK$6,220,000 (US$804,000) and HK$7,802,000 (US$1,009,000) used by operating and investing activities, cash and cash equivalents decreased by HK$9,126,000 (US$1,180,000).

     Net cash used by operating activities in fiscal 1999 was HK$6,220,000 (US$804,000) as compared with net cash of HK$1,545,000 (US$200,000) in fiscal 1998. Negative cash flows from operating activities are principally the result of improved operating results, offset by increased working capital requirement attributable to the increase in accounts receivable and inventory levels.

     As of April 30, 1999, net accounts receivable increased by HK$18,564,000 (US$2,401,000) to HK$49,632,000 (US$6,420,000) from HK$31,068,000 (US$4,019,000)
as of April 30, 1998. The increase is mainly due to an advance of HK$15,460,000 (US$2,000,000) being made to one of our principal gem stone suppliers in order to secure the first right and steady gem stone supplies. The advance was included in the balance of the accounts receivable as at April 30, 1999. The sales to customers are generally offered a 60-day credit period.

     Inventory increased by HK$46,642,000 (US$6,034,000) from HK$46,994,000
(US$6,079,000) as of April 30, 1998 to HK$93,636,000 (US$12,113,000) as of April
30, 1999. The increase was due to our management's anticipation of significant increase in sales for the first and second quarters of the new fiscal year, increase in the cost of rough gem stone, and to maintain sufficient inventory for block-orders.

     For the fiscal year ended April 30, 1999, net cash used in investing activities was HK$7,802,000 (US$1,009,000), a decrease of HK$11,652,000
(US$1,508,000) as compared with HK$19,454,000 (US$2,517,000) in fiscal 1998. The net cash used in investing activities during fiscal 1999 was mainly for the establishment of the new manufacturing facility in Shenzhen and the purchase of new machinery for the Shenzhen and Shantou facilities.

     As of April 30, 1999, we had various letters of credit under banking facilities which aggregated HK$38,125,000 (US$4,932,000). We had HK$16,495,000 (US$2,134,000) and HK$34,193,000 (US$4,423,000) outstanding under letters of credit as of April 30, 1998 and 1999. Under our letters of credit, we are required to maintain certain cash balance which totaled HK$3,111,000 (US$402,000) and HK$15,185,000 (US$1,964,000) as of April 30, 1998 and 1999.

     We have also secured gold loan facilities with various banks in Hong Kong. Due to lower interest rates charged for gold loans and declining prices of gold, our cost through our gold loan program has been substantially less than the costs that would be incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price being paid will be the current market price at time of payment. We had outstanding loans to purchase 2,300 and 4,300 ounces of gold as of April 30, 1998 and 1999, with the related balances being HK$5,810,000 (US$752,000) and HK$9,500,000
(US$1,229,000). Interest rates for these loans were 3.1% to 3.3% as of April 30, 1999 (1998: 3.3% to 3.6%). Unrealized gain on the unsettled gold loans as of April 30, 1998 and 1999 were HK$566,000 (US$73,000) and HK$630,000 (US$82,000).

     Long-term mortgage loans on our properties aggregated HK$13,847,000 (US$1,791,000) and HK$13,923,000 (US$1,801,000) as of April 30, 1998 and 1999.
Substantially all of our properties are pledged as collateral for our banking facilities.

     On October 17, 1997, we completed the sale of promissory notes amounting to HK$6,049,000 (US$783,000). These notes provided for interest of 7% and the note holders were repaid in full from the proceeds of our initial public offering. In addition, they received 156,500 shares of our common stock upon completion of the public offering. As of April 30, 1998, we had outstanding promissory notes amounting to HK$2,184,000 (US$283,000), which were repaid during the year ended April 30, 1999.

     In April 1998, we completed an initial public offering in which we sold 1,460,000 shares of common stock and 1,679,000 warrants. We realized gross proceeds of HK$58,051,000 (US$7,510,000) from this offering. We may realize additional proceeds from the exercise of the warrants, although there can be no assurance that such warrants will be exercised. During the fiscal year ended April 30, 1999, we received gross proceeds of HK$8,464,000 (US$1,095,000) from the sale of 219,000 shares of common stock pursuant to an over-allotment option granted in the offering.

     We anticipate that cash flow from operations, as well as borrowings available under our existing credit line and gold loan arrangement, will be sufficient to satisfy our capital needs for the next twelve months.

Reconciliation to US GAAP

     We prepare our financial statements under Generally Accepted Accounting Principles as practiced in Hong Kong, which we refer to as HK GAAP. There are certain differences between HK GAAP and GAAP as practiced in the United States, which we refer to as US GAAP. In consideration of US GAAP, certain adjustments would have been provided.

     In connection with the bridge financing associated with our public offering, we were required under SEC accounting rules to record for US GAAP purposes additional costs associated with the issuance of 156,500 shares of our common stock to the holders of the promissory notes for no additional consideration. The value associated with these shares is HK$6,049,000 (US$783,000) based on the common stock price associated with the offering, which was amortized as an additional interest expense for the period from October 1997 to April 1998. Similar costs are not expected to be re-occurring in the future.

     Under US GAAP, for the fiscal year ended April 30, 1999, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$417,000 (US$54,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$83,000 (US$10,000) in relation to the amortization of certain offering costs and HK$7,000 (US$1,000) in relation to the amortization of goodwill would also be credited since the related deferred costs had already been expensed under US GAAP in previous years. As a result, our net income for the year ended April 30, 1999 under US GAAP would be HK$33,358,000 (US$4,315,000).

     Under US GAAP, for the fiscal year ended April 30, 1998, HK$547,000 (US$71,000) would be recorded as depreciation expense on investment properties. Also, certain deferred costs with total amount of HK$898,000 (US$116,000) and amortization of costs for shares issuable to noteholders of HK$6,049,000 (US$783,000) would be expensed based on US GAAP. In October 1997, we sold an investment property to our major shareholder and recognized a gain of HK$2,904,000 (US$376,000). Under US GAAP, such gain would be recorded as a capital contribution while HK$76,000 (US$10,000) in relation to the depreciation previously charged on this investment property would be credited as additional income for fiscal 1998. In addition, HK$64,000 (US$8,000) for the amortization of certain offering costs and HK$7,000 (US$1,000) in relation to the amortization of goodwill would also be credited since the related deferred costs had already been expensed under US GAAP in the previous year. As a result, our net income for the year ended April 30, 1998 under US GAAP would be HK$12,205,000 (US$1,578,000).

     For the fiscal year ended April 30, 1997, depreciation on investment properties would be increased by HK$572,000 (US$74,000) and certain deferred costs with total amount of HK$760,000 (US$98,000) would have been expensed based on US GAAP. As a result, our net income for the fiscal year ended April 30, 1997 under US GAAP would be HK$14,389,000 (US$1,862,000).

Stock-based compensation

     Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to employees on the financial statements.

     Under US GAAP, we adopted the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS
123). As permitted by SFAS 123, we have chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of our stock options is same to the market price of the underlying stock on the date of grant, no compensation expense has been recognized for our stock-based compensation plan. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, our net income and earnings per share would have been reported as follows:


                                   Year Ended April 30
                                   -------------------
                                      1999        1999
                                      ----        ----
                                      HK$         US$
Pro forma net income            32,970,000   4,265,000
                                ==========  ==========
Pro forma earnings per share
  Basic                               5.19        0.67
                                ==========  ==========
  Diluted                             5.19        0.67
                                ==========  ==========

     The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

     Expected dividend yield                 Nil
     Expected stock price volatility         60%
     Risk-free interest rate                 5.85%
     Expected life of options                3 years

     The weighted average fair value of options granted is US$2.25 per share.

     Our stock option activities and related information for the years ended April 30, 1997, 1998 and 1999 are summarized as follows:

                                                       Year ended April 30
                   --------------------------------------------------------------------------------------------
                               1997                           1998                            1999
                               ----                           ----                            ----
                                    Exercise                        Exercise                        Exercise
                                      price                          price                           price
                      Options          US$          Options           US$              Options        US$
Outstanding as
of May 1                      --             --              --              --              --              --
Granted                       --             --              --              --       1,285,000             5.0
Exercised                     --             --              --              --              --              --
Forfeited                     --             --              --              --              --              --
                   -------------  -------------  --------------  --------------       ---------  --------------

Outstanding
as of April 30                --                             --                       1,285,000
                   =============                 ==============                       =========

Impact of recently issued US GAAP accounting standards.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We currently do not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect our financial statements.

     During the year, Statement of Position 98-5 has been introduced which require costs of start-up activities be expensed as incurred. It is effective for fiscal years beginning after December 15, 1998. As of April 30, 1999, the organization costs in relation to start-up activities capitalized under both HK and US GAAP are HK$399,000. Had this statement been adopted in the current year, the unamortized costs of HK$399,000 would need to be expensed in the current year, being the first year of application of this statement. The net income and earnings per share under US GAAP would have been reported as follows:

                                Year Ended April 30
                                -------------------
                                   1999        1999
                                   ----        ----
                                    HK$         US$
Adjusted net income          32,959,000   4,263,000
                             ==========  ==========
Adjusted earnings per share
  Basic                            5.19        0.67
                             ==========  ==========
  Diluted                          5.19        0.67
                             ==========  ==========

Inflation

     We do not consider inflation to have had a material impact on our results of operations over the last three years.

Foreign Exchange

     More than 89% of our sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The PRC government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on our results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on our results of operations. We do not currently hedge our foreign exchange positions.

Year 2000 Issue

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

     We have completed our assessment in January 1999 of the specific systems critical to our ongoing operations and preparation of financial information, including application systems, operating systems and hardware, as well as other non-financial computing system on which we rely on its operations, to establish the impact which the Year 2000 will have on the accuracy of their calculations, processing and reporting.

     Based upon the accomplishments to date, we believe that adequate plans and/or design changes are in place to enhance our computer and other systems which we understand are required that should ensure that the impact of the Year 2000 issue will not create significant errors in accounting records or adversely impact our business operations or customer service.

     We are revising our existing business interruption contingency plans to address internal and external issues specific to the Year 2000 problem, to the extent practicable. Such revisions are expected to be completed by October 1999. These plans, which are intended to enable us to continue to operate to the extent that we can do so safely, include performing certain processes manually; repairing or obtaining replacement systems; changing suppliers; and reducing or suspending operations.

     We believe, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require not only our own internal systems and equipment, but also the status of third party Year 2000 readiness.

     Although we believe that adequate plans and/or design changes are in place and we have not received any adverse notification from any significant customer, supplier or service provider to the effect that they are not, or will not be, Year 2000 compliant, there can be no assurances that Year 2000 problem will not occur with respect to our computer systems or that third parties' Year 2000 readiness could not have an adverse effect on us.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------

     Not applicable.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.
----------------------------------------------

     Our executive officers and directors are as follows:

Name                             Age               Position
----                             ---               --------
Yu Chuan Yih..................   60     Chairman of the Board of Directors,
                                        President and Chief Executive Officer
Ka Man Au.....................   35     Executive Vice President, Secretary and
                                        Director
Joseph Tuszer.................   53     Vice President Product Development
Hon Tak Ringo Ng..............   39     Chief Financial Officer
Kui Shing Andy Lai............   50     Non-Executive Director
Lionel C. Wang................   43     Non-Executive Director

     None of our directors and officers was selected due to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.

     Mr. Yih established the business of Lorenzo Jewelry Mfg. (HK) Ltd. and has served as president and managing director since 1987. Mr. Yih is primarily responsible for business development and overall company management. He has over 20 years of experience in semi-precious stone production and marketing. Mr. Yih has been a gemstone trader in Brazil and has extensive experience and relationships in gem sourcing and jewelry design. Mr. Yih is also president of the Hong Kong branch of the Gemological Institute of America (GIA), the nonprofit educational organization for the jewelry industry.

     Ms. Au has served as a director of Lorenzo Jewelry Mfg. (HK) Ltd. since its incorporation in 1987. Ms. Au is primarily responsible for our general administration, human resources, operations and management.

     Mr. Tuszer has served as our vice president - product development since November 1997. From 1989 to 1991, he served as executive vice president -product development for M. Fabrikant & Sons, New York. From 1992 to 1993, Mr. Tuszer served as a consultant for product development for William Schneider, Inc., Miami. From 1993 to 1996, he served as vice president - product development for Samuel Aaron & Sons, New York. Mr. Tuszer has substantial experience in the jewelry trade, including manufacturing and production, knowledge of colored stones, product development and marketing.

     Mr. Ng has served as our chief financial officer since September 1997. He received his Bachelor of Science degree in civil engineering from the University of London in 1984 and his Master of Commerce in Accounting and Commercial Administration from the University of New South Wales in 1994. From 1992 to 1994, Mr. Ng was employed by Perfect Data Pty. Ltd. Sydney as a technician. From July 1994 through September 1997, he was an audit senior with Moores Rowland C.A., Certified Public Accountants. Mr. Ng is a certified practicing accountant of the Australian Society of CPAs.

     Mr. Lai has served as a non-executive director since September 1997. He received his Bachelor of Arts degree and his Masters of Business Administration from The Chinese University of Hong Kong. From 1988 to 1992, Mr. Lai served as president of Toplus Development Ltd., a company engaged in investment and business development. Since 1993, he has served as president of International Asset Management Ltd., an organization which focuses on project and business development, investment opportunity and consultancy services to major corporations in the U.S. and China.

     Mr. Wang has served as a non-executive director since June 1998. He received his Bachelor of Commerce from Tamkung University, Taipei, Taiwan in 1978, his Master of Business Administration from California State Polytechnic University in 1980 and his Master of Science from Stanford University in 1981. From 1984 to 1990, Mr. Wang served as marketing research analyst and senior strategic planning analyst for The Gillette Company, Boston, Massachusetts. From 1990 to 1995, he served as associate director and then director of product development for Information Resources, Inc., Waltham, Massachusetts. From 1995 to 1996, Mr. Wang served as vice-president as Nielsen North America with responsibility for analytical and modeling projects on Kraft Foods/White Plains account. Since 1996, Mr. Wang has served as director of analytical services for The NPD Group, Inc., Port Washington, New York.

Audit Committee

     We have established an audit committee, which consists of Messrs. Yih, Lai and Wang. Its functions are to:

 .    recommend annually to the board of directors the appointment of our independent public accountants;
 .    discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;
 .    review and approve non-audit services of the independent public accountants;
 .    review compliance with our existing accounting and financial policies;
 .    review the adequacy of our financial organization; and
 .    review our management's procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.
------------------------------------------------

     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended April 30, 1999 on an accrual basis, for services in all capacities, was HK$4,038,000 (US$522,000). During the fiscal year ended April 30, 1999, we contributed an aggregate amount of HK$55,000 (US$7,000) toward the pension plans of our directors and executive officers.

Executive Service Contract

     We entered into an employment agreement with Mr. Yu Chuan Yih effective October 1, 1997 for a period of three years at an annual salary of HK$1,600,000 (US$207,000). Mr. Yih's remuneration package includes benefits with respect to a motor car. In addition, Mr. Yih will be entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion having regard for our operating results and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the board present in the meeting called for that purpose, provided that Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
------------------------------------------------------------------------

     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to encourage ownership of our common stock by our officers, directors, employees and advisors to provide additional incentive for them to promote our success and our business and to encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options. Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 2,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     As of April 30, 1999, we granted a total of 1,285,000 options exercisable at $5.00 per share anytime until April 11, 2009, including an aggregate of 575,000 options to our officers and directors as a group.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
--------------------------------------------------------

     Yu Chuan Yih, our president and chairman, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited; Italon Limited; Lorenzo Consultant & Investment (China) Limited; and Hong Kong Brasil Lapidary Limited. During the fiscal years ended April 30, 1997, 1998 and 1999, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to, us which were interest free and repayable on demand.

     During the fiscal year ended April 30, 1998, we sold an investment property to Mr. Yih at its appraised value of HK$3,800,000 (US$492,000), resulting in a gain to us of HK$2,904,000 (US$376,000). The sale price of the property was based on a valuation report prepared by an independent professional property valuer.

     During the fiscal year ended April 30, 1999, we sold finished goods of HK$74,000 (US$10,000) to Gemological Institute of America, Hong Kong Limited and Hong Kong Brasil Lapidary Limited, which were made according to the published prices and conditions offered to our major customers. In addition, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of HK$4,882,000 (US$632,000).

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
----------------------------------------------------

     Not applicable.

                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.
-----------------------------------------

     None.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
------------------------------------------------------------------------------
AND USE OF PROCEEDS.
-------------------

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Use of Proceeds
          ---------------

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

               (v) From the effective date of the Securities Act registration statement (April 15, 1998) through August 31, 1999, the actual amount of expenses incurred for the Company's account in connection with the issuance and distribution of the securities registered for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses were:

                            $  860,488  - Underwriting discounts and commissions
                                     0  - Finders' fees
                               258,146 - Expenses paid to or for underwriters 927,128 - Other expenses - legal, accounting, printing, travel, promotion,
                                          underwriter financial advisory fee,
                                          etc.
                               132,150  - Debt issuance costs
                               ------------------------------
                            $2,177,912  - Total expenses

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

               (vii) From the effective date of the Securities Act registration statement (April 15, 1998) through August 31, 1999, the actual amount of net offering proceeds to the Company for which at least $100,000 has been used are as follows:

                                     Direct/Indirect Payment  Direct/Indirect Payment
                                          To Affiliates              To Others
                                     -----------------------  -----------------------
Construction of plant, building
and facilities                       $       0                $             1,534,146

Purchase and installation of
machinery and equipment              $       0                $             1,708,376

Purchases of real estate             $       0                $                     0

Acquisition of other business(es)    $       0                $                     0

Repayment of indebtedness            $       0                $               814,396

Working capital - gold               $       0                $             1,442,601

Upgrading Shantou facility           $       0                $               729,690

Purchase computer equipment          $       0                $               197,754

Temporary investments                $       0                $                     0

               (viii) The Company does not believe that the use of proceeds set forth in (vii) above represents a material change in the use of proceeds described in the April 15, 1998 Prospectus.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.
------------------------------

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
------------------------------

     See the Consolidated Financial Statements listed in Item 19 hereof and filed as a part of this Annual Report.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.
-------------------------------------------

     (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Auditors
     Consolidated statements of operations for the years ended April 30, 1997, 1998 and 1999
     Consolidated balance sheets at April 30, 1998 and 1999
     Consolidated statements of shareholders' equity for the years ended April
      30, 1997, 1998 and 1999
     Consolidated statements of cash flows for the years ended April 30, 1997, 1998 and 1999
     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

          none.

                             LJ INTERNATIONAL INC.

                       REPORTS AND FINANCIAL STATEMENTS

                              FOR THE YEAR ENDED

                                APRIL 30, 1999

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

                                                                                             Page
                                                                                             ----
Report of Independent Auditors                                                                F-2

Consolidated statements of operations for the years ended April 30, 1997, 1998
 and 1999                                                                                     F-3


Consolidated balance sheets as of April 30, 1998 and 1999                                     F-4

Consolidated statements of shareholders' equity for the years ended
  April 30, 1997, 1998 and 1999                                                               F-5

Consolidated statements of cash flows for the years ended April 30, 1997, 1998
  and 1999                                                                                    F-6

Notes to and forming part of the financial statements                                     F-7 - F-35

                        Report of Independent Auditors



To the Shareholders and Board of Directors of LJ International Inc.


     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of April 30, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 1998 and 1999 and the consolidated results of its operations and cash flows for each of the years in the three year period ended April 30, 1999, in conformity with accounting principles generally accepted in Hong Kong (which differ in certain material respects from generally accepted accounting principles in the United States - See note 16).



/s/ Moores Rowland

Moores Rowland
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: 10 Sep 1999

                             LJ INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (Amounts in thousands, except share and per share data)


                                                                                   Year ended April 30
                                                -----------------------------------------------------------------------------------
                                         Notes                1997                   1998                  1999                1999
                                                              ----                   ----                  ----                ----
                                                              HK$                    HK$                    HK$                 US$
Operating revenue                                           92,258                124,199               195,219              25,255
 Costs of goods sold                                       (48,053)               (63,293)              (99,363)            (12,854)
                                                ------------------        ---------------        --------------      --------------

Gross profit                                                44,205                 60,906                95,856              12,401

 Selling, general and administrative
   Expenses                                                (23,657)               (33,545)              (56,880)             (7,358)
                                                ------------------        ---------------        --------------      --------------
Operating income                                            20,548                 27,361                38,976               5,043
Other income and expenses:
 Interest income                                               138                    212                 1,690                 219
 Interest expenses                                          (4,137)                (7,176)               (6,876)               (890)
 Rental income                                               1,280                  1,273                   474                  61
 Minority interests                                            102                      2                   273                  35
 Gain on disposal of land and
   building to related party                  10                 -                  2,904                     -                   -
                                                ------------------        ---------------        --------------      --------------
Income before income taxes                                  17,931                 24,576                34,537               4,468
 Income taxes                                 13            (2,210)                (2,120)                 (380)                (49)
                                                ------------------        ---------------        --------------      --------------
Net income                                                  15,721                 22,456                34,157               4,419
                                                ==================        ===============        ==============      ==============

Number of shares:
 Weighted average number of shares                       4,387,200              4,539,128             6,347,046           6,347,046
   used in calculating basic earnings
   per share
 Effect of dilutive potential ordinary
   shares:
   Warrants                                                      -                  4,854                     -                   -
   Stock options                                                 -                      -                   514                 514
                                                ------------------        ---------------        --------------      --------------

Weighted average number of shares
 used in calculating diluted earnings
 per share                                               4,387,200              4,543,982             6,347,560           6,347,560
                                                ==================        ===============        ==============      ==============


Earnings per share:
 Basic                                    2(p)                3.58                   4.95                  5.38                0.70
                                                ==================        ===============        ==============      ==============


 Diluted                                  2(p)                3.58                   4.94                  5.38                0.70
                                                ==================        ===============        ==============      ==============

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

            (Amounts in thousands, except share and per share data)


                                                                                           As of April 30
                                                                 --------------------------------------------------------------
                                                                          1998                  1999                  1999
                                                                      -------------         -------------         -------------
                                                          Notes            HK$                   HK$                   US$
ASSETS
Current assets:
  Cash and cash equivalents                                                  10,752                 1,626                   211
  Restricted cash                                                             3,111                15,185                 1,964
  Accounts receivable, net of allowance for doubtful
    accounts (1998: HK$798, 1999: HK$1,919)                                  31,068                49,632                 6,420
  Inventories                                              2(e)              46,994                93,636                12,113
  Prepayments and other current assets                                          549                   827                   106
                                                                 ------------------       ---------------       ---------------
  Total current assets                                                       92,474               160,906                20,814
Property, plant and equipment, net                         4                 30,021                35,737                 4,622
Investment properties, net                                                   28,150                22,300                 2,885
Due from related parties                                  10                  2,655                 2,752                   356
Due from director                                                                 -                    31                     4
Organization costs, net of accumulated amortization                           1,245                 1,085                   141
 (1998: HK$128, 1999: HK$288)
Goodwill, net of accumulated amortization                                        68                    61                     8
  (1998: HK$7, 1999: HK$14)
Other investments                                                                 3                     3                     1
                                                                 ------------------       ---------------       ---------------
Total assets                                                                154,616               222,875                28,831
                                                                 ==================       ===============       ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft                                           5                  1,049                 8,447                 1,093
  Notes payable, current portion                           5                  4,158                 5,569                   720
  Letters of credit, gold and other loans                  5                 22,305                44,858                 5,803
  Promissory notes                                                            2,184                     -                     -
  Accounts payable                                                           18,873                20,757                 2,685
  Accrued expenses                                                            1,266                 4,570                   591
  Due to related party                                    10                     48                     -                     -
  Capitalized lease obligations, current                   6                    429                   540                    70
  Income taxes payable                                    13                  3,072                   520                    67
                                                                 ------------------       ---------------       ---------------
  Total current liabilities                                                  53,384                85,261                11,029

Notes payable, non-current portion                         5                  9,689                 8,354                 1,081
Capitalized leased obligations, non-current                6                    855                   674                    87
                                                                 ------------------       ---------------       ---------------
Total liabilities                                                            63,928                94,289                12,197
                                                                 ==================       ===============       ===============
Minority interests                                                              431                   158                    20
                                                                 ------------------       ---------------       ---------------

Shareholders' equity
  Common stocks, par value US$0.01 each,
    Authorized - 100 million shares,
    Issued and outstanding -
    6,146,646 shares as of April 30, 1998,
    6,365,646 shares as of April 30, 1999                  8                    475                   492                    64
  Share premium                                            8                 41,597                48,944                 6,332
  Warrant reserve                                          8                  1,622                 1,622                   210
  Investment property revaluation reserve                                     7,465                 4,115                   532
  Retained earnings                                                          39,098                73,255                 9,476
                                                                 ------------------       ---------------       ---------------
  Total shareholders' equity                                                 90,257               128,428                16,614
                                                                 ==================       ===============       ===============

Total liabilities, minority interests and
  shareholders' equity                                                      154,616               222,875                28,831
                                                                 ==================       ===============       ===============

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            (Amounts in thousands, except share and per share data)

                                                            Common stock
                                                            ------------
                                                                             Par           Share          Warrant
                                              Notes          Shares         value         premium         reserve
                                             --------       ---------      --------       --------        -------
                                                                              HK$            HK$            HK$
Balance as of May 1, 1996                                   4,387,200           339              -              -
Net income                                                          -             -              -              -
                                                            ---------      --------       --------        -------

Balance as of April 30, 1997                                4,387,200           339              -              -
New issue of shares                              8(a)       1,460,000           113         41,620              -
Shares issued in Deen Merger                     8(a)         142,946            11            (11)             -
Shares issued to note holders                    8(a)         156,500            12            (12)             -
New issue of warrants                            8(c)               -             -              -          1,622
Surplus arising on revaluation                                      -             -              -              -
Net income                                                          -             -              -              -
                                                            ---------      --------       --------        -------

Balance as of April 30, 1998                                6,146,646           475         41,597          1,622

Deficit arising on revaluation                                      -             -              -              -
Net income                                                          -             -              -              -
Over-allotment of shares                         8(b)         219,000            17          7,347              -
                                                            ---------      --------       --------        -------

Balance as of April 30, 1999                                6,365,646           492         48,944          1,622
                                                            =========      ========       ========        =======


                                              Investment
                                                property
                                             revaluation      Retained
                                                 reserve      earnings     Total       Total
                                                 --------     --------    --------    -------
                                                    HK$          HK$         HK$        US$
Balance as of May 1, 1996                               -          921      1,260        163
Net income                                              -       15,721     15,721      2,034
                                                ---------     --------    --------    -------

Balance as of April 30, 1997                            -       16,642     16,981      2,197
New issue of shares                                     -            -     41,733      5,398
Shares issued in Deen Merger                            -            -          -          -
Shares issued to note holders                           -            -          -          -
New issue of warrants                                   -            -      1,622        210
Surplus arising on revaluation                      7,465            -      7,465        966
Net income                                              -       22,456     22,456      2,905
                                                ---------     --------    --------    -------

Balance as of April 30, 1998                        7,465       39,098     90,257     11,676

Deficit arising on revaluation                     (3,350)           -     (3,350)      (434)
Net income                                              -       34,157     34,157      4,419
Over-allotment of shares                                -            -      7,364        953
                                                ---------     --------    --------    -------

Balance as of April 30, 1999                        4,115       73,255    128,428     16,614
                                                =========     ========    ========    =======

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            (Amounts in thousands, except share and per share data)

                                                                                     Year ended April 30
                                                               -------------------------------------------------------------------
                                                                  1997             1998                1999                1999
                                                               ----------       ----------          ----------          ----------
                                                                   HK$              HK$                 HK$                 US$
Cash flows from operating activities:
  Net income                                                       15,721           22,456              34,157               4,419
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:-
    Depreciation of property, plant and equipment                   1,049            1,345               4,493                 582
    Provision for slow moving inventory                               (60)               -                   -                   -
    Amortization of deferred expenditures                              10               85                 160                  21
    Amortization of goodwill                                            -                7                   7                   1
    Loss on disposal of property, plant and equipment                 119                -                 562                  73
    Gain on disposal of land and building                               -           (2,904)                  -                   -
    Bad debt                                                        1,295                -                   -                   -
    Allowance for doubtful debts                                        -                -               1,121                 144
    Minority interests                                               (102)              (2)               (273)                (35)
  Changes in operating assets and liabilities:
   Accounts receivable                                             (3,994)         (22,615)            (19,685)             (2,547)
   Inventories                                                    (11,316)          (9,801)            (46,642)             (6,034)
   Prepayments and other current assets                               230              175                (278)                (36)
   Due from related parties                                        (1,612)            (860)                (97)                (13)
   Due from director                                                    -                -                 (31)                 (4)
   Accounts payable                                                 1,409           11,359               1,884                 244
   Accrued expenses                                                  (583)              47               3,304                 427
   Letters of credit                                                 (599)          (1,127)             17,698               2,290
   Due to related parties                                          (2,462)              48                 (48)                 (6)
   Income tax receivables                                              46                -                   -                   -
   Income tax payables                                              2,210              242              (2,552)               (330)
                                                               ----------       ----------          ----------          ----------
  Net cash provided by (used in) operating activities               1,361           (1,545)             (6,220)               (804)
                                                               ----------       ----------          ----------          ----------

Cash flows from investing activities:
  Organization costs                                                 (746)            (525)                  -                   -
  Purchase of property, plant and equipment                          (588)         (22,728)             (7,802)             (1,009)
  Proceeds on disposals of property, plant and equipment              100            3,800                   -                   -
  Purchase of bonds                                                    (1)              (1)                  -                   -
                                                               ----------       ----------          ----------          ----------
  Net cash used in investing activities                            (1,235)         (19,454)             (7,802)             (1,009)
                                                               ----------       ----------          ----------          ----------

Cash flows from financing activities:
  Deferred offering costs                                            (601)         (14,095)                  -                   -
  Bank overdrafts                                                     (44)          (7,590)              7,398                 957
  Net proceeds from issue of shares/warrants                            -           58,051               7,364                 953
  Net proceeds from sale of promissory notes                            -            2,184              (2,184)               (283)
  Loan acquired                                                     4,021            1,434               9,856               1,275
  Repayment of loan                                                (2,858)          (8,016)             (4,925)               (637)
  Repayment of capitalized leases                                       -             (438)               (539)                (70)
  Restricted cash                                                  (1,036)             (75)            (12,074)             (1,562)
                                                               ----------       ----------          ----------          ----------
  Net cash provided by (used in) financing activities                (518)          31,455               4,896                 633
                                                               ----------       ----------          ----------          ----------

Net increase (decrease) in cash and cash equivalents                 (392)          10,456              (9,126)             (1,180)
Cash and cash equivalents, as of beginning of year                    688              296              10,752               1,391
                                                               ----------       ----------          ----------          ----------
Cash and cash equivalents, as of end of year                          296           10,752               1,626                 211
                                                               ==========       ==========          ==========          ==========

Analysis of balances of cash and cash equivalents
  Cash                                                                296           10,752               1,626                 211
                                                               ==========       ==========          ==========          ==========

Other cash transactions:
  Cash paid for interest                                            4,137            7,176               6,876                 890
                                                               ==========       ==========          ==========          ==========

  Cash paid(refunded) for taxes                                       (46)           1,877               2,932                 379
                                                               ==========       ==========          ==========          ==========
Non-cash transactions:
  Purchase of equipment under capitalized leases                    1,403              320                 469                  61
                                                               ==========       ==========          ==========          ==========

  The accompanying notes are an integral part of these financial statements.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


1.  PRINCIPAL ACTIVITIES AND BASIS OF FINANCIAL STATEMENTS

     LJ International Inc. (the Company) and its subsidiaries (Collectively the Group) are involved in the design, manufacture, marketing and sale of semi-precious gemstones jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People's Republic of China (PRC) and most of its sales are currently in the United States. The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

     During the year ended April 30, 1998, the Company merged with Lorenzo Jewelry Mfg. (HK) Limited (Lorenzo). The Company was incorporated as a British Virgin Islands (BVI) company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger had been accounted for by the purchase method of accounting under generally accepted accounting principles in Hong Kong (HK GAAP) and reflects operations for each period presented herein on the basis that the merger took place at April 30, 1994. In connection with this reorganization, HK$75 was recorded as goodwill. Under generally accepted accounting principles in the United States (US GAAP) such reorganization would be accounted for as if it were a pooling of interest as there exists common ownership between the companies. A reconciliation to this method of accounting is set out in note 16. The capital structure reflected in the financial statements is that of the Company, which is a holding company after the merger.



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of accounting

          The financial statements are presented in Hong Kong dollars and have been prepared in accordance with HK GAAP which have been applied consistently throughout the relevant periods. These requirements differ in certain material respects from US GAAP - see note 16.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b)  Principles of combination and consolidation
          The consolidated financial statements include the financial information of the Company and Lorenzo, Precious Gems Trading Limited (Precious Gems) & Golden Horizon Trading Limited (Golden Horizon). Lorenzo has three subsidiaries, two of which are incorporated in the PRC, Shantou Lorenzo Jewelry Mfg. and Shantou S.E.Z. Lorenzo Gems & Craft Factory Co., Ltd.. Lorenzo also has a 60% owned subsidiary, Lorenzo Marketing Co., Limited (Lorenzo Marketing) which is incorporated in Hong Kong. Precious Gems is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Gems Manufacturing (Shenzhen) Co. Ltd. Golden Horizon is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Jewellery (Shenzhen) Co. Ltd. All of the subsidiaries, other than 60% owned Lorenzo Marketing, are 100% owned.

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

     (d)  Statement of cash flows
          For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity within three months to be cash equivalents.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (e)  Inventories
          Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories consisted of the following:

                                                                                            As of April 30
                                                                   --------------------------------------------------------------
                                                                            1998                   1999                  1999
                                                                      ----------------        --------------        ---------------
                                                                             HK$                    HK$                    US$
          Raw materials                                                        22,140                24,253                  3,137
          Work-in-progress                                                     14,281                57,338                  7,418
          Finished goods                                                       11,773                13,245                  1,713
          Less: Provision for slow moving inventories                          (1,200)               (1,200)                  (155)
                                                                    -----------------       ---------------       ----------------
                                                                               46,994                93,636                 12,113
                                                                    =================       ===============       ================

          The amount of inventories carried at net realizable value is HK$12,045 (1998: HK$10,573), which is determined by the costs less a provision of slow moving items.

          Work-in-progress consists primarily of cut-stones, which generally could be sold to third parties, however, it is the Group's intent to manufacture these stones into finished jewelry.

     (f)  Property, plant and equipment (PPE) and depreciation
          PPE is stated at cost less accumulated depreciation. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

          When assets are sold or retired, their costs or valuation and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (f)  Property, plant and equipment (PPE) and depreciation (Continued)
          When assets are transferred between PPE and other classes of assets, the cost of such an asset on transfer is deemed to be the carrying amount of the asset as stated under its original classification. Any previous revaluation reserve on the asset is frozen upon the transfer until the retirement or disposal of the asset. On the retirement or disposal of the asset, the frozen revaluation reserve is transferred directly to retained earnings.

          Depreciation is calculated to write off the cost of PPE over their estimated useful lives from the date on which they become fully operational using the straight line method at the following annual rates:

                    Land and buildings                         2% or over the unexpired term of leases
                    Furniture, fixtures and equipment                                           20%
                    Motor vehicles                                                              20%
                    Plant and machinery                                                         10%
                    Leasehold improvement                                                       10%

     (g)  Investment properties
          Investment properties are interests in land and buildings in respect of which construction works and development have been completed and which are intended to be held on long-term basis for their investment potential. Investment properties are stated in the balance sheet at their open market values on basis of professional valuation.

          The investment properties were revalued close at the end of April, 1999 by CB Richard Ellis, A.G. Wilkinson & Associates and Prudential Surveyors International Limited, independent firms of qualified surveyors, on an open market value basis. The deficit of HK$3,350 arising on revaluation has been debited to the investment property revaluation reserve.

          No amortization and depreciation is provided in respect of investment properties because their unexpired term of underlying land leases are over 20 years. Prior to 1995, these properties were classified as land and buildings and HK$1,080 of accumulated depreciation had previously been recorded.

          Investment properties include gross amount of HK$28,150 and HK$22,300 with no accumulated depreciation in respect of assets held for use under operating leases as of April 30, 1998 and 1999 respectively.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (g)  Investment properties (Continued)
          Changes in the values of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of the attributable reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the statement of operations. Where a deficit has previously been charged to the statement of operations and a revaluation surplus subsequently arises, this surplus is credited to the statement of operations to the extent of the deficit previously charged.

          Upon disposal of an investment property, the relevant surplus or deficit of the investment property revaluation reserve realized in respect of previous valuations is released to the statement of operations.

     (h)  Organization costs
          Organization costs comprise of professional fees paid to third parties in connection with the organization of the Group. Amortization is calculated over 10 years using straight line basis.

     (i)  Deferred taxation
          Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

     (j)  Operating leases
          Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are recorded in the statement of operations on a straight line basis over the lease term.

     (k)  Capitalized lease obligations
          Where assets are acquired under capitalized leases, the amounts representing the outright purchase price of such assets are included in PPE and the corresponding liabilities, net of finance charges, are recorded as obligations under capitalized lease obligations. Depreciation is provided on the cost of the assets on a straight line basis over their estimated useful lives as set out in note 2(f) above. Finance charges implicit in the purchase payments are charged to the statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (l)  Related parties
          Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     (m)  Revenue recognition
          Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

          (i) sale of goods - when goods are delivered and title passed to customers;
          (ii)  interest income - on a time proportion basis; and
          (iii) rental income relating to operating leases - on a straight line basis over the lease term.

     (n)  Foreign currencies
          Transactions in foreign currencies are translated at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated at approximate rates ruling at the balance sheet date. Exchange differences are recorded within the statement of operations.

          Assets and liabilities of overseas subsidiaries are translated at the approximate rates of exchange ruling at the balance sheet date. All exchange differences arising on the consolidation are recorded within equity. Historically, foreign exchange transactions have not been material to the financial statements.

          For the purpose of these financial statements, the exchange rate adopted for the presentations of financial information as of and for the year ended April 30, 1999 has been made at HK$7.73 to US$1.00.

     (o)  Gold loans
          Gold loan balances are translated at the gold price prevailing at the close of business on the balance sheet date. Profits or losses arising on translation are dealt with in the statement of operations.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (p)  Earnings per share

          The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

          The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares.

          In accordance with Statement of Standard Accounting Practice No. 5 "Earnings per share" (revised) issued by the Hong Kong Society of Accountants which has became effective during the year, as a result of change in accounting policy the weighted average number of ordinary shares used in calculating diluted earnings per share for prior periods has been restated.

     (q)  Uses of estimates
          The preparation of the Group's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.



3.    OPERATING RISKS

     (a)  Concentrations of credit risks

          The Group derived revenues from the following major customers, which accounted for over 10% of net revenues.

                                                                                 Year ended April 30
                                                                    --------------------------------------------------------------
          Customer                                                       1997                     1998                      1999
          --------                                                    ----------              -------------              ----------
          QVC Network Inc.                                                   69%                        55%                     57%
          Tocantins Minerals Mining &
             Science Corp.                                                    -                         13%                      -

          Accounts receivable related to these major customers were HK$16,476 as of April 30, 1998 and HK$13,094 as of April 30, 1999.

                            L J INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


3.   OPERATING RISKS (Continued)

     (a)  Concentrations of credit risks (Continued)

          Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Group's receivables. Even though the Group does have major customers, it does not consider itself exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

     (b)  Country risks

          The Group may also be exposed to certain risks as a result of its manufacturing operation being located in the PRC and its investment properties in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company's management does not believe these risks to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

     (c)  Cash and time deposits

          The Group maintains its cash balances and investments in time deposits with various banks and financial institutions located in Hong Kong. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


4.   PROPERTY, PLANT AND EQUIPMENT

                                            Land                       Furniture,
                                             and      Leasehold      fixtures and      Plant and        Motor
                                       Buildings    improvement         equipment      machinery     vehicles     Total     Total
                                             HK$            HK$               HK$            HK$          HK$       HK$       US$
At cost/valuation
 At May 1, 1998                            2,470         14,218             6,231         11,862        2,101    36,882     4,772
 Addition                                      -          2,162             3,118          2,417          574     8,271     1,070
 Disposal/written off                          -              -              (414)          (403)           -      (817)     (106)
 Reclassification                          2,500           (107)               10             97            -     2,500       323
                                       ---------    -----------     -------------      ---------     --------   -------    ------

 At April 30, 1999                         4,970         16,273             8,945         13,973        2,675    46,836     6,059
                                       ---------    -----------     -------------      ---------     --------   -------    ------

Accumulated depreciation
 At May 1, 1998                              576            865             3,525          1,471          424     6,861       888
 Charge for the year                         140          1,488             1,123          1,233          509     4,493       582
 Disposal/written off                          -              -              (164)           (91)           -      (255)      (33)
 Reclassification                              -            (31)               (3)            34            -         -         -
                                       ---------    -----------     -------------      ---------     --------   -------    ------

 At April 30, 1999                           716          2,322             4,481          2,647          933    11,099     1,437
                                       ---------    -----------     -------------      ---------     --------   -------    ------

Net book value
 At April 30, 1999                         4,254         13,951             4,464         11,326        1,742    35,737     4,622
                                       =========    ===========     =============      =========     ========   =======    ======

 At April 30, 1998                         1,894         13,353             2,706         10,391        1,677    30,021     3,884
                                       =========    ===========     =============      =========     ========   =======    ======

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


4.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     (a) The net book value of the property, plant and equipment includes an amount of HK$1,531 and HK$1,471 in respect of assets held under capitalized leases as of April 30, 1998 and April 30, 1999 respectively. Depreciation charge in respect of these assets for the years ended April 30, 1998 and 1999 amounted to HK$299 and HK$461 respectively.

     (b) The Group has pledged all land and buildings and investment properties to secure general banking facilities granted to the Group as of April 30, 1998 and April 30, 1999 (see note 5(b)).


5.   BANKING FACILITIES AND OTHER LOANS

                                                                                As of April 30
                                                             --------------------------------------------------
                                                                 1998                1999               1999
                                                                 ----                ----               ----
                                            Notes                 HK$                 HK$                US$
                                            -----
Bank overdraft                                 (a)                  1,049               8,447             1,093
                                                             ============        ============        ==========

Notes payable
 - current portion                                                  4,158               5,569               720
 - non-current portion                                              9,689               8,354             1,081
                                                             ------------        ------------        ----------

                                               (b)                 13,847              13,923             1,801
                                                             ============        ============        ==========

Letters of credit, gold and other loans
 - letters of credit                           (a)                 16,495              34,193             4,423
 - gold loan                                   (c)                  5,810               9,500             1,229
 - other loans                                 (d)                      -               1,165               151
                                                             ------------        ------------        ----------

                                                                   22,305              44,858             5,803
                                                             ============        ============        ==========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


5.   BANKING FACILITIES AND OTHER LOANS (Continued)

     (a) The Group had various letters of credit and overdraft under banking facilities as follows:

                                                                 As of April 30
                                             ---------------------------------------------------
                                                 1998                1999               1999
                                             ------------        ------------       ------------
                                                 HK$                  HK$                US$
          Facilities granted
          Letters of credit                        30,600              38,125              4,932
          Overdrafts                               13,500              10,000              1,294
                                             ============        ============       ============

          Utilized
          Letters of credit                        16,495              34,193              4,423
          Overdrafts                                1,049               8,447              1,093
                                             ============        ============       ============

          Unutilized facilities
          Letters of credit                        14,105               3,932                509
          Overdrafts                               12,451               1,553                201
                                             ============        ============       ============

          The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 8.6% to 11.5% per annum as of April 30, 1999 (1998:
          11.0% to 13.0% per annum) and are renewable annually with the consent of the relevant banks.

          Under the banking facilities arrangements, the Group is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

     (b) The Group also had mortgage loans classified under notes payable which are related to the Group's investment properties. These loans aggregated HK$13,847 and HK$13,923 as of April 30, 1998 and 1999 respectively. Interest charges on these loans range from 10.09% to 10.59% per annum as of April 30, 1999 (1998: 11.50% to 12.00% per annum).

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


5.   BANKING FACILITIES AND OTHER LOANS (Continued)


     (b)  Expected maturities of notes payable are as follows:

                                 As of April 30, 1999
                              ---------------------------
                                  HK$              US$
          2000                     5,569              720
          2001                     4,811              622
          2002                     2,589              335
          2003                       954              124
                              ----------       ----------
                                  13,923            1,801
                              ==========       ==========

          The Group's banking facilities are collaterized by land and buildings, investment properties (see note 4(b)), restricted cash deposits and personal guarantees of certain directors.

     (c) The Group had outstanding loans to purchase 2.3 oz and 4.3 oz of gold as of April 30, 1998 and 1999 with the related balances being HK$5,810 and HK$9,500 respectively. These loans are due within the next year, however, have been historically renewed. These loans bear interest at 3.1% to 3.3% as of April 30, 1999 (1998: 3.3% to 3.6%). These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Group adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of HK$566 and HK$630 for the years ended April 30, 1998 and 1999 respectively. As the Group does not hedge for changes in the future price of gold, the Group is exposed to certain market risks, which may result from potential future increases in the price of gold.

     (d) The Group had a three month short-term loan of HK$1,165 (1998: HK$Nil) due to a private company as of April 30, 1999. The loan bears interest at 2.8% per month and has been fully repaid in June 1999.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


6.   CAPITALIZED LEASE OBLIGATIONS

                                                               As of April 30
                                                  ---------------------------------------
                                                    1998           1999           1999
                                                  ---------      ---------      ---------
                                                     HK$            HK$            US$
     Capitalized lease obligation:
      Within one year                                   429            540             70
      In the second to fifth years inclusive            855            674             87
                                                  ---------      ---------      ---------

                                                      1,284          1,214            157
                                                  =========      =========      =========

     The following is a schedule of future minimum lease payments under capital leases as of April 30, 1999

                                                       HK$                     US$

     Future minimum lease payments                         1,561                    202
     Less: Amount representing interest                     (347)                   (45)
                                                  --------------           ------------

     Present value of net minimum lease payments           1,214                    157
     Less: Current portion                                   540                     70
                                                  --------------           ------------
                                                             674                     87
                                                  ==============           ============

7.   CONTINGENT LIABILITIES

     As of April 30, 1998 and 1999, the Group had contingent liabilities in respect of bills discounted with recourse amounting to HK$Nil and HK$895 respectively.

     During the year, the Group has provided a guarantee to a bank in respect of mortgage loans granted to a director, Yih Yu Chuan to the extent of HK$4,882 (US$632).

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


8.   SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM

     (a) As of April 15, 1998, the Company issued 1,460,000 shares of common stock to the public in the Initial Public Offering and had raised HK$52,056.

          The merger with the Deen Technology, Corp (Deen), which was committed to in December 1996 was completed by the issue of 142,946 shares of its common stock at nil consideration on October 6, 1997, with the Company being the legal surviving entity. Deen had no significant assets or liabilities, but did have a large number of U.S. shareholders.

          As agreed with the US$783 promissory note holders in respect of the bridge loan financing before the Initial Public Offering, the Company issued 156,500 shares of common stock to note holders on the effective date of the Initial Public Offering, without any additional consideration.

     (b) The Company had 6,365,646 shares of common stock outstanding as of April 30, 1999 (1998: 6,146,646 shares). During the year 219,000 additional shares were issued to cover the over-allotment for the initial public offering completed in April 1998.

     (c) In the Initial Public Offering, the Company has issued 1,679,000 warrants (including 219,000 over-allotment warrants). Each warrant entitles the holders to purchase one share of common stock at a price of US$5.75 per share for a period of five years from the effective date of the offering. The Company has received all proceeds from the issue totalling HK$1,622 and was recorded in the Company's warrant reserve account.

     (d) In addition to note 8(c) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. These warrants and options are exercisable from April 15, 1998 and expire on April 14, 2003.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


9.   STOCK BASED COMPENSATION PLAN

     As of June 1, 1998, the Company adopted a stock option plan (the Plan) which was approved by the shareholders on December 9, 1998. The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company or its subsidiaries. Out of the stock options provided, 1,285,000 stock options were issued in accordance with the terms of the Plan on April 12, 1999 to certain officers, directors, key employees and advisors of the Group at an exercise price of US$5.0 (HK$38.65) per share (the fair market value of the common stock as of April 12, 1999) and are exercisable during the period from April 12, 1999 to April 11, 2009.

     As of April 30, 1999, 1,285,000 stock options were issued and exercisable in relation to the Plan.


10.  RELATED PARTY TRANSACTIONS

     (a)  Names and relationship of related parties

                                                  Existing relationships with the Group
                                                  -------------------------------------
          Yih Yu Chuan                            Director and major shareholder of the Company
          Gemological Institute of America,       Common directors and major shareholders
           Hong Kong Limited
          Italon Limited                          Common directors and major shareholders
          Lorenzo Consultant & Investment         Common directors and major shareholders
           (China) Limited
          Hong Kong Brasil Lapidary Limited       Common director and major shareholder

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


10.  RELATED PARTY TRANSACTIONS (Continued)

     (b)  Summary of related party transactions

                                                                                   As of April 30
                                                                  -----------------------------------------------
                                                        Notes        1998               1999               1999
                                                                  ----------          ---------          --------
                                                                     HK$                 HK$               US$
Due from related parties:
  Gemological Institute of America,
   Hong Kong Limited                                       (i)         2,418              2,724               352
  Lorenzo Consultant & Investment
   (China) Limited                                         (i)            23                 25                 3
  Hong Kong Brasil Lapidary Limited                        (i)           214                  3                 1
                                                                  ----------          ---------          --------
                                                                       2,655              2,752               356
                                                                  ==========          =========          ========

Due (to) / from  related party:
  Yih Yu Chuan                                             (i)           (48)                31                 4
                                                                  ==========          =========          ========
                                                                                Year ended April 30
                                                                  -----------------------------------------------
                                                                     1997         1998        1999        1999
                                                                  ----------   ----------  ----------  ----------
                                                                      HK$          HK$         HK$         US$
Sales:
  Hong Kong Brasil Lapidary Limited                       (ii)             -          254           3           1
  Yih Yu Chuan                                            (ii)           197            -           -           -
  Gemological Institute of
    America, Hong Kong Limited                            (ii)             -            -          71           9
                                                                  ----------   ----------  ----------  ----------
                                                                         197          254          74          10
                                                                  ==========   ==========  ==========  ==========

Purchases:
  Italon Limited                                         (iii)           861            -           -           -
  Yih Yu Chuan                                            (iv)         1,862            -           -           -
                                                                  ----------   ----------  ----------  ----------
                                                                       2,723            -           -           -
                                                                  ==========   ==========  ==========  ==========

Sub-contracting charge:
  Italon Limited                                           (v)         1,394            -           -           -
                                                                  ==========   ==========  ==========  ==========

Rental income:
  Gemological Institute of
    America, Hong Kong Limited                            (vi)           300          275           -           -
  Italon Limited                                          (vi)           275            -           -           -
                                                                  ----------   ----------  ----------  ----------
                                                                         575          275           -           -
                                                                  ==========   ==========  ==========  ==========

Gain on sale of building:
  Yih Yu Chuan                                           (vii)             -        2,904           -           -
                                                                  ==========   ==========  ==========  ==========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


10.  RELATED PARTY TRANSACTIONS (Continued)

     (i) The amounts due from/to related parties represent unsecured advances which are interest free and repayable on demand.

     (ii) The sales to related parties are made according to the published prices and conditions offered to the major customers of the Group.

     (iii) The directors consider that purchase of raw materials were made according to the published prices and conditions similar to those offered to other customers of the suppliers.

     (iv) Prior to the year ended April 30, 1997, the Company had purchased gold from Yih Yu Chuan at a fixed price of HK$93/gram.

     (v) The Group subcontracted with Italon for the manufacture of the Group's jewelry. During the year ended April 30, 1997, the Group completed construction of its manufacturing plant in the PRC and the subcontracting to Italon had been discontinued.

     (vi) The Group had leased certain office space to related parties at HK$25 per month. The monthly charge was determined by the directors.

     (vii) During the year ended April 30, 1998, Yih Yu Chuan purchased for cash an investment property from the Group at appraised value. The Group recognized a gain in this sale of HK$2,904.


11.  OPERATING LEASES COMMITMENTS

     As of April 30, 1999, the Group had outstanding commitments not provided for under non-cancellable operating leases in respect of land and buildings, the portion of these commitments which are payable in the following year is as follows:

                                                                          As of April 30
                                                       --------------------------------------------------
                                                          1998                1999                1999
                                                       ----------          ----------          ----------
                                                           HK$                 HK$                 US$
     Operating leases which expire:
       Within one year                                        410                 576                  75
       In the second to fifth years inclusive               2,130               3,118                 403
                                                       ----------          ----------          ----------

                                                            2,540               3,694                 478
                                                       ==========          ==========          ==========

     Total lease expense for the years ended April 30, 1997, 1998 and 1999 was HK$490, HK$1,398 and HK$3,281 respectively.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


12.  PENSION COSTS

     The Group operates a defined contribution retirement plan (Retirement Plan) which is optional for all qualified employees. The assets of the Retirement Plan are held separately from those of the Group in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Group at rates specified in the rules of the Retirement Plan. Where employees leave the Retirement Plan prior to vesting fully in the contributions, the contributions payable by the Group is reduced by the amount of forfeited contributions.

     The pension expense for the years ended April 30, 1997, 1998 and 1999 was HK$148, HK$248 and HK$446 respectively. The amount of forfeitures for the years ended April 30, 1997, 1998 and 1999 was HK$14, HK$16 and HK$22 respectively.


13.  INCOME TAXES

     Reconciliation to the expected statutory tax rate in Hong Kong of 16% (1998: 16% and 1997: 16.5%) is as follows:

                                                                    Year ended April 30
                                              --------------------------------------------------------------
                                                  1997                     1998                     1999
                                              ------------             ------------             ------------
                                                    %                        %                        %
     Statutory rate                                   16.5                     16.0                     16.0
     Tax effect of net operating losses                  -                      1.0                      1.4
     Non taxable PRC profit                           (3.0)                    (8.8)                   (15.4)
     Others                                           (1.2)                     0.4                     (0.9)
                                             -------------            -------------            -------------
     Effective rate                                   12.3                      8.6                      1.1
                                             -------------            -------------            -------------

     Income tax expense is comprised of the following:

                                                    Year ended April 30
                         -------------------------------------------------------------------------
                             1997                1998                 1999               1999
                         -------------       -------------       --------------      -------------
                              HK$                 HK$                  HK$                 US$
Current taxes                    2,210               2,120                  380                 49
Deferred taxes                       -                   -                    -                  -
                         -------------       -------------       --------------      -------------
Income tax expense               2,210               2,120                  380                 49
                         =============       =============       ==============      =============

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


13.  INCOME TAXES (Continued)

     The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates.

     The Company is incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income tax. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% (1998: 16% and 1997:
     16.5%).

     PRC subsidiaries are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax for two years starting from their first profit making years (which has not occurred yet), followed by a 50% reduction of tax for next three years. These subsidiaries have sustained losses for the PRC income tax purpose. As a result, the Company has not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

     Deferred taxes comprise of the excess of tax depreciation allowances over accounting depreciation expenses. The unprovided deferred tax liability as of April 30, 1998 and 1999 was not significant.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


14.  REPORT ON SEGMENT INFORMATION

     The Group has operations in the following geographical area:

                                                                              Year ended April 30
                                                     ---------------------------------------------------------------------
                                                        1997               1998                1999                1999
                                                     ---------          ----------          ----------          ----------
                                                        HK$                 HK$                 HK$                 US$
     Operating revenues:
       Sales to customers outside the Group
         - United States of America & Canada            80,481             111,274             178,930              23,147
         - Hong Kong                                       919               2,248                 630                  82
         - Europe and other countries                    1,101               5,667              13,467               1,742
         - PRC                                             570                  58                  37                   5
         - Japan                                         9,187               4,952               2,155                 279
                                                   -----------        ------------        ------------        ------------
                                                        92,258             124,199             195,219              25,255
                                                   ===========        ============        ============        ============

     Segment profit
       - Hong Kong                                      19,583              15,415               6,335                 820
       - PRC                                               137              14,005              33,008               4,270
     Interest expenses, net                             (3,999)             (6,964)             (5,186)               (671)
                                                   -----------        ------------        ------------        ------------
     Net income                                         15,721              22,456              34,157               4,419
                                                   ===========        ============        ============        ============


                                                                                          As of April 30
                                                                      ----------------------------------------------------
                                                                          1998                1999                1999
                                                                      ------------        ------------        ------------
                                                                           HK$                 HK$                 US$
     Segment assets
       - Hong Kong                                                          97,626              89,305              11,552
       - PRC                                                                56,990             133,570              17,279
                                                                      ------------        ------------        ------------
                                                                           154,616             222,875              28,831
                                                                      ============        ============        ============

     The Group operates in two segments: the manufacture of jewelry and holding of investment properties. Information regarding these segments is as follows:

                                                                              Year ended April 30
                                                     ---------------------------------------------------------------------
                                                        1997               1998                1999                1999
                                                     ---------          ----------          ----------          ----------
                                                        HK$                 HK$                 HK$                 US$
     Revenues
      -  Manufacture of jewelry                         92,258             124,199             195,219              25,255
      -  Holding of investment properties                1,280               1,273                 474                  61
                                                     ---------          ----------          ----------          ----------
                                                        93,538             125,472             195,693              25,316
                                                     =========          ==========          ==========          ==========

     Segment profit
      -  Manufacture of jewelry                         14,570              18,394              33,685               4,357
      -  Holding of investment properties                1,151               4,062                 472                  61
                                                     ---------          ----------          ----------          ----------
                                                        15,721              22,456              34,157               4,418
                                                     =========          ==========          ==========          ==========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


14.  REPORT ON SEGMENT INFORMATION (Continued)

     All of the Group's depreciation expense and capital expenditures during the three years ended April 30, 1999 relate to the manufacture of jewelry.

                                                                                         As of April 30
                                                                    ----------------------------------------------------
                                                                         1998                 1999               1999
                                                                      ----------           ----------          ---------
                                                                         HK$                  HK$                 US$
     Segment assets
      -  Manufacture of jewelry                                          126,398              200,514             25,940
      -  Holding of investment properties                                 28,150               22,300              2,884
      -  Unallocated - goodwill                                               68                   61                  7
                                                                      ----------           ----------          ---------
                                                                         154,616              222,875             28,831
                                                                      ==========           ==========          =========


15.  SUBSEQUENT EVENTS

     In July 1999, a new wholly owned subsidiary, Lorenzo Diamond Jewelry (Mfg.) Ltd,. was incorporated in Hong Kong, which is specialized to sell diamond jewelry products to local and overseas customers.


16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Group's financial statements are prepared in accordance with HK GAAP, which differ in certain material respects from US GAAP, including certain accounting interpretations of the Securities and Exchange Commission (SEC) as practiced in the United States. The significant differences relate principally to the following items and the adjustments necessary to restate operating income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

     (a)  Business combinations

          Under HK GAAP, the reorganization of companies under common control involving the acquisition by the merger of the Company and Lorenzo was accounted for by the purchase method of accounting. The consideration given by the Company was recorded at fair value and the excess over the fair value of net assets acquired was treated as goodwill. The accompanying financial statements have been presented on a consolidated basis, which effectively reflect this reorganization as of April 30, 1994, even though the merger occurred on May 6, 1997. Under US GAAP this would be recorded as a reorganization of companies under common control similar to a pooling of interest. The effect of this difference is that no goodwill would be recorded on such combination.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (b)  Share capital transactions

          The Company completed a bridge loan financing on October 17, 1997, where it raised HK$6,049 (US$783). As of April 30, 1998, there still had an outstanding balance amounting to HK$2,280 (principal plus accrued interest) which had been repaid in May 1998. As agreed, the Company issued 156,500 shares of its unregistered common stock at no additional cost to the note holders after the Company completed its public offering on April 15, 1998. Under US GAAP the Company is required to fair value such shares. The value associated with these shares is HK$6,049 based on the price associated with the offering, which has been amortized as an additional interest expense during the year ended April 30, 1998.

          In connection with the public offering, the Company paid the Representative HK$835 (US$108) for future financial consulting. Under HK GAAP such amount was offset against the proceeds of the offering. Under US GAAP such amount would be deferred and recognized as an expense over the period the services are expected to be performed on an accelerated basis over the next three years following the completion of the public offering.

     (c)  Stock-based compensation

          Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to employees on the financial statements.

          Under US GAAP, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 " Accounting for Stock-Based Compensation " (SFAS 123). As permitted by SFAS 123, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of the Company's stock options is same to the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:

                                                   Year ended April 30
                                            ---------------------------------
                                                1999                 1999
                                            ------------        -------------
                                                HK$                  US$
     Pro forma net income                         32,970                4,265
                                            ============        =============
     Pro forma earnings per share
      Basic                                         5.19                 0.67
                                            ============        =============
      Diluted                                       5.19                 0.67
                                            ============        =============

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (c)  Stock-based compensation (Continued)

          The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

          Expected dividend yield                 Nil
          Expected stock price volatility         60%
          Risk-free interest rate               5.85%
          Expected life of options            3 years

          The weighted average fair value for options granted is US$2.25 per share.

          The Company's stock option activities and related information for the years ended April 30, 1997, 1998 and 1999 are summarized as follows:

                                                                     Year ended April 30
                               -----------------------------------------------------------------------------------------------
                                           1997                             1998                              1999
                               ----------------------------      --------------------------       ----------------------------
                                Options            Exercise      Options           Exercise       Options             Exercise
                                                      price                           price                              price
                                                        US$                             US$                                US$
Outstanding as                        -                   -            -                  -               -                  -
of May 1
Granted                               -                   -            -                  -       1,285,000                5.0
Exercised                             -                   -            -                  -               -                  -
Forfeited                             -                   -            -                  -               -                  -
                               --------                          -------                          ---------


Outstanding as                        -                                -                          1,285,000
  of April 30
                             ==========                          =======                          =========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (d)  Capitalized deferred costs

          During the year ended April 30, 1998, the Company merged with Deen. Approximately HK$640 and HK$193 of costs were incurred in connection with the merger for each of the years ended April 30, 1997 and 1998 respectively, Under HK GAAP these costs have been capitalized as organization costs and will be amortized over ten years. As Deen has no significant assets or substantive operations, other than a large shareholder base, these costs, under US GAAP, would be expensed as incurred.

          The Company also has incurred certain indirect costs paid to current directors associated with its public offering. Under HK GAAP, these costs which totaled HK$120 and HK$589 for each of the years ended April 30, 1997 and 1998 have been deferred as offering costs and offset against share premium upon completion of the public offering. In addition, during the year ended April 30, 1998, the Company has incurred indirect costs amounting to HK$116 with a consultant associated with its public offering. Under US GAAP these amounts would be expensed as incurred.

          During the year ended April 30 1999, there is no additional capitalized deferred cost incurred.

     (e)  Earnings per share

          There is no significant difference in calculating the earnings per share between HK GAAP and US GAAP, except that under US GAAP shares issued in connection with Deen Merger (see note 8(a)) are reflected as outstanding for all periods as they were issued for nominal consideration whereas under HK GAAP these shares are reflected as outstanding since the date of the issue (i.e., October 6, 1997).

     (f)  Fair value of financial instruments

          The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. Under US GAAP the estimated fair values are to be disclosed if they are materially different from the underlying historical cost basis. The Group has the following financial instruments and investments, where the fair values may be different from historical costs.

          i) Investment properties - The fair value of the investment properties held by the Group as of April 30, 1999 is estimated to be HK$22,300 on the open market value basis. The market valuations were performed by independent qualified surveyors at dates close to the balance sheet date.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

           (Amounts in thousands, except share and per share data)


16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (f)  Fair value of financial instruments (Continued)

          ii) Related party transactions - The Group has receivables from affiliated companies, which are non-interest bearing and unsecured. The fair value of these financial instruments may be different from the historical cost basis, but due to the related party nature of the transaction, this difference cannot be estimated. (As discussed below, there are other differences between US GAAP and HK GAAP in the treatment and classification of these related party advances).

          iii) Cash and cash equivalents, trade receivables and trade payables - The carrying amounts approximate fair value because of the short maturity of those instruments.

     (g)  Investment properties

          Under HK GAAP investment properties are included in the balance sheet at their open market values, based on a year end valuation. Under US GAAP investment properties are recorded at their historical costs. This would have reduced the carrying values by HK$4,115 as of April 30, 1999 (1998: HK$7,465) with no related income tax effect. Under HK GAAP investment properties have not been depreciated since 1995, at which time accumulated depreciation was HK$1,080. Under US GAAP depreciation would have continued to be recorded over an estimated useful life of 40 years based on historical costs. This would have increased depreciation expense for the years ended April 30, 1997, 1998 and 1999 by HK$572, HK$547 and HK$424 respectively with no related income tax effect.

     (h)  Property, plant and equipment

          During the year, an investment property which had a carrying value of HK$2,500 has been reclassified as land and buildings due to the change of its use. Under HK GAAP, the cost of such an asset upon transfer is deemed to be the carrying amount of the asset as stated under its original classification. Depreciation is then provided to write off the carrying amount over the unexpired lease terms.

          Under US GAAP, the amounts transferred are its original historical cost of HK$4,894 and respective accumulated depreciation of HK$586, as investment properties are recorded at their historical costs (see note 16(g)). The net effect arising from the different accounting treatment, as aforesaid, would have increased the depreciation charge for the year by HK$48 with no related income tax effect.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)

16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (i)  Related party transactions

          Under US GAAP significant related party advances are recorded as a reduction to equity as opposed to an asset.

          In October 1997, the Group sold a building to its major shareholder and recognized a gain of HK$2,904. Under US GAAP, such gain would be recorded as a capital contribution. Accordingly, there would be no effect on the shareholders' equity under US GAAP.

     (j)  Deferred taxes

          Under HK GAAP provision for deferred taxes is calculated under the liability method for all material timing differences to the extent that it is probable that these will crystallize in the foreseeable future. Under US GAAP provision for deferred taxes requires the recognition of deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences without regard to the probability of future reversal. As the temporary differences are considered as not material, no provision for deferred taxes has been made under US GAAP.

     (k)  Share premium

          The Company has created a share premium of HK$48,944 following the public offering of 1,679,000 shares of common stocks. Under US GAAP these amounts would be termed additional paid-in capital, however, no adjustment would be required to total shareholders' equity.

     (l)  Comprehensive income

          During the year ended April 30, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There were no items of comprehensive income as defined by SFAS No. 130 for any of the periods presented.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)

16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     The following table summarized the effect on net income of differences between HK GAAP and US GAAP.

                                                                                   Year ended April 30
                                                       -------------------------------------------------------------------------
                                                             1997                1998               1999                1999
                                                             ----                ----               ----                ----
                                                             HK$                 HK$                HK$                 US$
Net income as reported under HK GAAP                       15,721              22,456             34,157               4,419
US GAAP material adjustments:
 - Depreciation on investment properties                     (572)               (547)              (424)                (55)
 - Depreciation on property                                     -                   -                (48)                 (6)
 - Capitalized deferred costs                                (760)               (898)                 -                   -
 - Amortization of costs for shares issuable
     to note holders                                            -              (6,049)                 -                   -
 - Gain on disposal of an investment property
     to a related party                                         -              (2,904)                 -                   -
 - Additional gain on disposal of an
    investment property                                         -                  76                  -                   -
 - Amortization of Deen Merger costs                            -                  64                 83                  10
 - Amortization of goodwill                                     -                   7                  7                   1
 - Amortization of financial consulting
    fee paid to the representative in the public
    offering                                                    -                   -               (417)                (54)
                                                       ----------          ----------         ----------          ----------
Net income under US GAAP                                   14,389              12,205             33,358               4,315
                                                       ==========          ==========         ==========          ==========


Weighted average number of shares outstanding
 under HK GAAP - basic                                  4,387,200           4,539,128          6,347,046           6,347,046

Shares for Deen Merger                                    142,946              61,878                  -                   -
                                                       ----------          ----------         ----------          ----------

Weighted average number of shares outstanding
 under US GAAP - basic                                  4,530,146           4,601,006          6,347,046           6,347,046

Effect of dilutive potential ordinary shares:
 - Warrants                                                     -               4,854                  -                   -
 - Stock options                                                -                   -                514                 514
                                                       ----------          ----------         ----------          ----------


Weighted average number of shares outstanding
 under US GAAP - diluted                                4,530,146           4,605,860          6,347,560           6,347,560
                                                       ==========          ==========         ==========          ==========


Earnings per share under
 US GAAP
    - Basic                                                  3.18                2.65               5.26                0.68
                                                       ==========          ==========         ==========          ==========


    - Diluted                                                3.18                2.65               5.26                0.68
                                                       ==========          ==========         ==========          ==========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)

16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     The following table summarized the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

                                                                                          As of April 30
                                                            ------------------------------------------------------------------------
                                                                    1998                       1999               1999
                                                                    ----                       ----               ----
                                                                    HK$                        HK$                US$
Shareholders' equity as reported
 under HK GAAP                                                    90,257                    128,428             16,614
Cumulative effect of depreciation
 on investment properties                                         (2,263)                    (2,122)              (274)
Cumulative effect of depreciation                                      -                       (537)               (70)
 on property
Capitalized Deen Merger costs                                       (769)                      (686)               (89)
Reduction for related company advance                             (2,655)                    (2,752)              (356)
Deferral of future financial consulting paid
 to the representative in the public offering                        835                        418                 54
Reduction for goodwill recorded
 on the merger of the Company                                        (68)                       (61)                (8)
 and Lorenzo
Additional gain on disposal of an
 investment property                                                  76                          0                  0
Surplus arising on revaluation of                                 (7,465)                    (4,115)              (532)
 investment properties
                                                            ------------               ------------        -----------

Shareholders' equity under US GAAP                                77,948                    118,573             15,339
                                                            ============               ============        ===========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)

16. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     Impact of recently issued US GAAP accounting standards

     Financial instruments

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Group currently does not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect the Group's financial statements.

     Reporting on the costs of start-up activities

     During the year, Statement of Position 98-5 has been introduced which require costs of start-up activities be expensed as incurred. It is effective for fiscal years beginning after December 15, 1998. The statement requires the initial application should be reported as the cumulative effect of a change in accounting principle and to disclose the effect of adopting this statement on income before extraordinary items and on net income (and on the related per share amounts) in the period of the change. As of April 30, 1999, the organization costs in relation to start-up activities capitalized under both HK and US GAAP are HK$399. Had this statement been adopted in the current year, the unamortized costs of HK$399 would need to be expensed. The net income and earnings per share under US GAAP would have been reported as follows:

                                                    Year ended April 30
                                            ------------------------------------
                                                1999                   1999
                                                ----                   ----
                                                HK$                    US$
Adjusted net income                           32,959                  4,263
                                            ========              =========

Adjusted earnings per share
 Basic                                          5.19                   0.67
                                            ========              =========

 Diluted                                        5.19                   0.67
                                            ========              =========

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   LJ INTERNATIONAL INC.
                                       (Registrant)



Date: September 23, 1999           By: /s/ YU CHUAN YIH
      --------------------             --------------------------------------
                                       Yu Chuan Yih
                                       Chairman