Form 20-F
period 2000-04-30
LJ INTERNATIONAL INC
filed 2000-09-29
CIK 1046692

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 20-F

         [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended April 30, 2000

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

                                     None
                              ------------------
                               (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of August 14, 2000:

                    8,671,615 Common Stock
                    1,679,000 Warrants

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

     Calendar Year                     Period End   Average   High    Low
     -------------                     ----------   -------   ----    ---
                                                  Noon Buying Rate
                                                  ----------------
                                                    (HK$per US$)
     1995                                 7.7323    7.7357  7.7665  7.7300
     1996                                 7.7347    7.7345  7.7440  7.7310
     1997                                 7.7495    7.7431  7.7550  7.7275
     1998                                 7.7476    7.7467  7.7595  7.7355
     1999                                 7.7740    7.7594  7.7814  7.7457
     2000 (through April 30, 2000)        7.7867    7.7818  7.7867  7.7765



                          FORWARD-LOOKING STATEMENTS


     This annual report contains certain forward-looking statements that are based on beliefs and assumptions of our management. Often, you can recognize these statements because we use words such as "believe", "anticipate", "intend", "estimate", "future", "plans", "will" and "expect" in the statements. Our actual performance after April 30, 2000 could differ materially from the forward-looking statements contained in this annual report. However, we are not obligated to release publicly any revisions to the forward-looking statements contained in this annual report.

                                    PART I


ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

     We are a totally vertically integrated producer of finished semi-precious gemstones and fine quality gemstone jewelry. We primarily cut and polish semi-precious gemstones and design, manufacture, market and distribute gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. Our jewelry is crafted in gold, platinum and sterling silver and is set with semi-precious and precious stones, including diamonds. The average wholesale price of our jewelry is approximately $100, which equates to average retail prices between $100 and $499.

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

     We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that are created offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

     We organize our marketing and distribution strategies by retail distribution channel. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

 .    fine jewelers;
 .    national jewelry chains;
 .    department stores;
 .    electronic retailers; and
 .    specialty.

     For the fiscal years ended April 30, 1999 and 2000, approximately 92% and 77% of sales were in North America.

Background and Organization

     We were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in:

  . Lorenzo Jewelry Mfg. (H.K.) Limited, a company incorporated in Hong Kong on February 20, 1987. Lorenzo Jewelry owns all of the equity in:
     .    Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd.
     .    Shantou Lorenzo Jewelry Mfg., and
     .    Lorenzo Marketing Co. Limited.

     Under a cooperative joint venture agreement between Lorenzo Jewelry and Guangdong Province Shantou Artcrafts Imports and Exports Co., we control the operating and financial activities of Shantou Lorenzo Jewelry Mfg. and are responsible for all of its profits and losses.

  .  Precious Gems Trading Ltd., which owns all of the equity in:
     .    Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.
  .  Golden Horizon Trading Ltd., which owns all of the equity in:
     .    Lorenzo Jewellery (Shenzhen) Co., Ltd.
  .  Fine Gift Enterprises Ltd., which owns all of the issued share capital in:
     .    Lorenzo Diamond Jewelry Mfg. Co. Limited.

     The following diagram illustrates our corporate structure. The respective country of organization/incorporation is shown in brackets.

                             LJ INTERNATIONAL INC.
                           (British Virgin Islands)


     100%                              100%                 100%                   100%


Lorenzo Jewelry Mfg.              Precious Gems          Fine Gift            Golden Horizon
  (H.K.) Limited                   Trading Ltd.       Enterprises Ltd.         Trading Ltd.
   (Hong Kong)                      (B.V.I.)             (B.V.I.)               (B.V.I.)


                                       100%                 100%                   100%

100%  Shantou SEZ Lorenzo         Lorenzo Gems        Lorenzo Diamond       Lorenzo Jewellery
      Gems & Craft Factory       Manufacturing          Jewelry Mfg.       (Shenzhen) Co., Ltd.
          Co., Ltd.           (Shenzhen) Co., Ltd.      Co. Limited              (P.R.C.)
          (P.R.C.)                  (P.R.C.)            (Hong Kong)


100%  Shantou Lorenzo
        Jewelry Mfg.
         (P.R.C.)


100%  Lorenzo Marketing
        Co. Limited
        (Hong Kong)


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

Our Business Strategy

     Our business strategy is to:

 .    increase our market share of moderately priced high-quality gem-set jewelry by capitalizing on our unique vertically integrated manufacturing processes to produce high volume, high-quality products;
 .    further develop our existing customer relationships with our specialized services; and
 .    aggressively expand into new distribution channels, particularly in the
     United States and throughout Western Europe, Japan, Taiwan and China.

     We are aggressively developing new product lines in exotic stones, which have high perceived values in semi-precious stones. We also plan to expand into new product categories by:

 .    marketing a line of sterling silver jewelry.  These are typically merchandised with a retail price range of $30 to $150.
 .    offering a new branded collection of sterling silver and 18 karat gold jewelry with a retail price range of $199 to $999.
 .    offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings as well as offering newly designed jewelry.

Our Manufacturing Capability

     We have established two sophisticated factories located in China that perform stone cutting and polishing and jewelry manufacturing. The factories are located in the cities of Shantou and Shenzhen in Guangdong Province, China. Each manufacturing operation is separated to allow for the specialized needs of each process. The Shantou facility is the older of the two facilities. It consists of 45,000 square feet and has been operating for nine years. The Shenzhen facility has been operating for less than two years and has 50,000 square feet of manufacturing space. We currently employ over 2,500 skilled gemstone cutters and manufacturing personnel and are producing over four million carats of cut gemstones and two million pieces of finished fine jewelry annually.

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

     We employ specialized manufacturing processes that deliver large quantities of high quality finished jewelry. We are currently producing over 160,000 pieces of finished jewelry per month from our two facilities. Each piece of jewelry receives hand made attention, resulting in fine quality finishing at popular prices.

Sales and Marketing

     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items which are distinctly different from our competitors. We intend to devote our efforts towards brand development and utilize marketing concepts to enhance the saleability of our production. We recognize that retailers favor certain price points. As part of our product development strategy, we attempt to align our wholesale prices to match retailers' target prices as a means of achieving these popular price targets.

     Our sales and marketing team is located in our executive offices in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

 .    fine jewelers;
 .    national jewelry chains;
 .    department stores;
 .    electronic retailers; and
 .    specialty retailers.

     Our single largest customer is QVC, Inc. which accounted for approximately 48% of our sales during fiscal 2000 and 57% of our sales during fiscal 1999. We do not sell to QVC, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although we have developed and maintained a good and longstanding relationship with QVC, Inc., the loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect on us.

     In March 2000, our wholly-owned subsidiary Lorenzo Jewelry Mfg. (H.K.) Limited entered into a three-year agreement with QVC, Inc. Under the terms of the agreement, QVC has the exclusive right to promote, market, sell and distribute all of the jewelry and watches which we manufacture, develop or sell through direct response television programs in North America, the United Kingdom and Germany. Upon expiration of the initial three-year term, the agreement automatically renews for additional three-year terms if QVC issued purchase orders to us of at least $80 million during the initial term, with certain minimum increases in purchase orders for each succeeding three-year term. The agreement does not, however, obligate QVC to issue any purchase orders to us.

     In addition to direct sales to QVC, Inc. and other retailers, we also sell our products to retailers through International Jewelry Connection. The principal focus of IJC is on major U.S. department stores and jewelry retailers, who require specialized levels of marketing, service and training. These sales representatives are paid on a commission-only basis.

     Our sales promotion efforts include attendance by our representatives at U.S. and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, we actively advertise in trade journals and related industry publications.

Design and Product Development

     We have seven internationally trained designers who work from our Hong Kong executive office and a growing team of twelve designers who work in a designated area within the Shenzhen manufacturing facility. The Hong Kong design director and the most experienced Hong Kong design staff closely supervises the China-based designers. The China-based designers create designs that have been accepted by our various clients worldwide. The Hong Kong design team attends trade fairs worldwide to gather product ideas and monitor the latest product trends. We produce over 250 new models per month to support our business growth objectives.

     We seek to provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer approximately 5,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desirable in the market.

     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers color, fabric and fashion trends which are projected over a two year period. We market our products as lifestyle inspired.

Manufacturing Process

     We manufacture our products at our facilities in Shantou and Shenzhen, China. Our manufacturing processes combine vertical integration, modern technology, mechanization and handcraftsmanship to produce contemporary and fashionable jewelry. Our manufacturing operations basically involve:

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

Supply

     We manufacture and cut our own semi-precious stones. We import most of our rough gemstones from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, whereas Africa is the main source of tanzanite, mandarine garnet, garnet aquamarine and topaz. We also import aquamarine, peridot and topaz from China. We buy the rough gemstones directly from a number of miners based on quality, pricing and available quantities. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years. The stones are delivered to us either by air or by sea depending on volume and types of rough stones.

     We purchase our gold from banks, gold refiners and commodity dealers who supply substantially all of our gold needs which we believe is sufficient to meet our requirements.

     Gold acquired for manufacture is at least .995 fine and is combined with other metals to produce 10, 14 and 18 karat gold. The term "karat" refers to the gold content of alloyed gold, measured from a maximum of 24 karats, which is 100% fine gold. Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14 karat gold of different colors. These alloys are in abundant supply and are readily available to us.

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

Security

     We have installed certain measures at our Shantou and Shenzhen, China manufacturing and our Hong Kong administrative facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras which provide surveillance of all critical areas of our premises.

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

Competition

     The jewelry manufacturing industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Our competitive strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. According to our management, competition is based on pricing, quality, service and established customer relationships. We believe that we have positioned ourselves as a low cost producer without compromising our quality. Our ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a competitive advantage.

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

Employees

     As of August 31, 2000, we employed over 2,500 persons on a full-time basis, of whom approximately 1,500 are involved in manufacturing of jewelry and 883 are engaged in gemstone cutting and polishing. The remaining 117 persons include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employees' relations are good.

Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations

     We are a British Virgin Islands holding company, and substantially all of our assets are located in China and/or Hong Kong. In addition, all but two of our directors and officers are non-residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may be unable to effect service of process within the United States upon these non-residents or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state. There is uncertainty as to whether courts of China, the British Virgin Islands or Hong Kong would enforce:

 .    judgments of United States courts obtained against us or these non-
     residents based on the civil liability provisions of the securities laws of the United States or any state; or

 .    in original actions brought in China, the British Virgin Islands or Hong
     Kong, liabilities against us or these non-residents based on the securities laws of the United States or any state.

     We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States with respect to this offering.

     There are no treaties between China and the United States, between the British Virgin Islands and the United States, nor between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of China, the British Virgin Islands and Hong Kong may accept a foreign judgment as evidence of a debt due. An action may be commenced in China, the British Virgin Islands or Hong Kong for recovery of this debt. However, a Chinese, British Virgin Islands or Hong Kong court will only accept a foreign judgment as evidence of a debt due, if:

 .    the judgment is for a liquidated amount in a civil matter;
 .    the judgment is final and conclusive and has not been stayed or satisfied in full;
 .    the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature. In this regard, a Chinese, British Virgin Islands or Hong Kong court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment is given;
 .    the judgment was not obtained by actual or constructive fraud or duress;
 .    the foreign court has taken jurisdiction on grounds that are recognized by the private international law rules in China as to conflict of laws in
     China or common law rules as to conflict of laws in the British Virgin Islands or Hong Kong;
 .    the proceedings in which the judgment was obtained were not contrary to the concept of fair adjudication;
 .    the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of China, the British Virgin Islands or Hong Kong;
 .    the person against whom the judgment is given is subject to the jurisdiction of the Chinese, the British Virgin Islands or the Hong Kong courts; and
 .    the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the above requirements.

     Enforcement of a foreign judgment in China, the British Virgin Islands or Hong Kong also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. We believe there are no material differences between the protection afforded to minority shareholders of a company organized as an international business company under the law of the British Virgin Islands from those generally available to shareholders of corporations organized in the United States. However, there may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company organized as an international business company under the laws of the British Virgin Islands may bring an action against a company, even if other shareholders do not wish to bring an action and even though no wrong has been done to the shareholder personally. This is a representative action, that is, an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated. Instances where representative actions may be brought include to:

 .    compel a company to act in a manner consistent with its Memorandum of
     Association and Articles of Association;
 .    restrain directors from acting on resolutions, where notice of a shareholders' meeting failed adequately to inform shareholders of a resolution proposed at the meeting;
 .    restrain a company, where it proposes to perform an act not authorized by the Memorandum of Association and the Articles of Association or to seek damages from a director to compensate a company from the consequences of such an unauthorized act, or to recover property of a company disposed of due to such unauthorized act;
 .    restrain a company from acting upon a resolution that was not made in good faith and for the benefit of shareholders as a whole;
 .    redress where a resolution passed at a shareholders' meeting was not properly passed, for instance, if it was not passed with the necessary majority;
 .    restrain a company from performing an act which is contrary to law; and
 .    restrain a company from taking any action in the name and for the benefit of a company.

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

     Our jewelry production facility in Shantou, China consists of 10,000 square feet of building space which we own in the Yubao Industrial Building, Longhu District, Shantou Special Economic Zone, Guangdong Province, China. We lease the adjacent 35,000 square feet on the same floor of that building as one of our gem cutting facilities at a rental rate of HK$39,000 (US$5,000) per month until July 2002.

     Our second production facility in Shenzhen, China consists of 50,000 square feet of building space. This facility is located in the Shatoujiao Free Trade Zone, Shenzhen. We lease this space from an unaffiliated third party at a rental rate of HK$74,120 (US$9,500) per month until August 2002.

     We own two warehouse facilities in Kowloon, Hong Kong consisting of 5,432 square feet and 2,897 square feet. We also own additional properties in Sai Kung, Hong Kong and Aberdeen, Hong Kong which we lease to non-affiliated third parties.

     We lease an office sharing facility, which includes related office services, in Scottsdale, Arizona, on a quarterly basis at an annual rate of HK$92,600 (US$12,000).


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

     (b) The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of August 14, 2000 by:

 .    each person who is known by us to own beneficially more than 10% of the outstanding common stock,
 .    each of our executive officers and directors, and
 .    all directors and executive officers as a group.


Name of Beneficial Holder                                             Number         Percent
-------------------------                                             ------         -------
                                                                     Shares Beneficially Owned
                                                                     -------------------------
Yu Chuan Yih.......................................................  4,684,200(1)(2)     48.4%
Ka Man Au..........................................................    200,000(3)         2.3%
Joseph Tuszer......................................................    300,000(4)         3.3%
Hon Tak Ringo Ng...................................................    200,000(5)         2.3%
Michael S. Gilburd.................................................          0              0%
Po Yee Elsa Yue....................................................      6,000(6)         0.1%
Lionel C. Wang.....................................................          0              0%
All directors and executive officers as a group (7 persons)........  5,390,200           51.9%

___________
(1) Of Mr. Yih's 4,684,200 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%). In addition, Mr. Yih is the sole shareholder of the following British Virgin Islands corporations which own shares of our common stock as follows: Welgram International Limited - 236,000 shares and Sunflower Gold Holdings Limited - 252,000 shares.

(2) Includes options currently exercisable to acquire 775,000 shares of common stock held by Mr. Yih and options currently exercisable to acquire 230,000 shares of common stock held by Mr. Yih's wife.

(3) Includes options currently exercisable to acquire 200,000 shares of common stock.

(4) Includes options currently exercisable to acquire 300,000 shares of common stock.

(5) Includes options currently exercisable to acquire 200,000 shares of common stock.

(6) Includes options currently exercisable to acquire 6,000 shares of common stock.

     (c) To our knowledge, there are no arrangements known to us which may at a subsequent date result in a change of our control.

ITEM 5.  NATURE OF TRADING MARKET.
----------------------------------

     Our common stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "JADE." The following table sets forth, on a quarterly basis, the high and low sales prices for the common stock for the last two fiscal years:

     Quarter ended:            High    Low
     --------------           ------  -----

     July 31, 1998            $ 7.50  $4.50
     October 31, 1998         $ 6.00  $3.88
     January 31, 1999         $ 7.00  $4.00
     April 30, 1999           $11.50  $4.31

     July 31, 1999            $ 7.13  $4.00
     October 31, 1999         $ 5.00  $2.50
     January 31, 2000         $ 8.00  $2.75
     April 30, 2000           $ 6.25  $3.00

     The warrants are traded in the over-the-counter market and are quoted on The Nasdaq National Market under the symbol "JADEW." The following table sets forth, on a quarterly basis, the high and low sales prices for the warrants for the last two fiscal years:

     Quarter ended:            High    Low
     --------------           ------  ------

     July 31, 1998            $1.656  $0.625
     October 31, 1998         $1.516  $0.563
     January 31, 1999         $2.813  $ 1.00
     April 30, 1999           $ 8.25  $ 1.75

     July 31, 1999            $3.938  $ 1.75
     October 31, 1999         $ 2.00  $ 1.00
     January 31, 2000         $ 2.50  $1.063
     April 30, 2000           $ 2.50  $1.125

     We do not believe that there is any principal non-United States trading market for the common stock or the warrants. We believe that Cede & Co. holds a substantial majority of the outstanding common stock and warrants in the United States as record holder.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.
----------------------------------------------------------------------------

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

ITEM 8.  SELECTED FINANCIAL DATA.
---------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA
               (Dollars in thousands, except per share amounts)

     The following selected consolidated financial data with respect to each of the years in the five-year period ended April 30, 2000 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

     We prepare our consolidated financial statements in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP. For a discussion of the significant differences between Hong Kong GAAP and US GAAP, see Note 17 of Notes To And Forming Part Of The Financial Statements.

Consolidated Statements of Operations Data:

                                                                 Year ended April 30,
                                               1996      1997       1998       1999         2000        2000
                                               HK $      HK $       HK $       HK $         HK $        US $
Amount in accordance with Hong
  Kong GAAP
Operating revenues......................     87,318     92,258    124,199     195,219      300,901      38,926
                                             ======     ======    =======     =======      =======      ======

Operating income........................     13,828     21,930     31,540      39,723       38,725       5,010
Interest expense, net...................     (5,693)    (3,999)    (6,964)     (5,186)      (2,980)       (386)
                                             ------     ------    -------     -------      -------      ------
Income before income taxes..............      8,135     17,931     24,576      34,537       35,745       4,624
Income taxes............................       (620)    (2,210)    (2,120)       (380)         (25)         (3)
                                             ------     ------    -------     -------      -------      ------
Net income .............................      7,515     15,721     22,456      34,157       35,720       4,621
                                             ======     ======    =======     =======      =======      ======
Dividends per share ....................       0.57          -          -           -            -           -
                                             ------     ------    -------     -------      -------      ------

Numerator:
Net income used in computing basic
 earnings per share ....................      7,515     15,721     22,456      34,157       35,720       4,621
Interest on 3% convertible debentures             -          -          -           -          251          32
                                             ------     ------    -------     -------      -------      ------
Adjusted net income used in
 computing diluted earnings per
 share .................................      7,515     15,721     22,456      34,157       35,971       4,653
                                             ======     ======    =======     =======      =======      ======


Denominator:
Weighted average number of shares
 outstanding - basic (thousands)              4,387      4,387      4,539       6,347        6,589       6,589
Effect of dilutive potential ordinary
 shares:
 3% convertible debentures .............          -          -          -           -          337         337
 Warrants ..............................          -          -          5           -            7           7
 Options ...............................          -          -          -           1            -           -
                                            -------   --------   --------    --------     --------     -------
Weighted average number of shares
 outstanding - diluted (thousands)            4,387      4,387      4,544       6,348        6,933       6,933
                                            =======   ========   ========    ========     ========     =======

Earnings per share - basic .............       1.71       3.58       4.95        5.38         5.42        0.70
                                            =======   ========   ========    ========     ========     =======

Earnings per share - diluted ...........       1.71       3.58       4.94        5.38         5.19        0.67
                                            =======   ========   ========    ========     ========     =======



                                                                    Year ended April 30,
                                             1996       1997       1998        1999         2000        2000
                                             HK  $     HK   $     HK   $      HK   $       HK   $       US  $
Amount in accordance with US
 GAAP
Operating revenues......................     87,318     92,258    124,199     195,219      300,901      38,926
                                            =======   ========   ========    ========     ========     =======
Operating income before income taxes          7,563     16,599     14,325      33,738       34,989       4,526
                                            -------   --------   --------    --------     --------     -------
Net income per US GAAP .................      6,943     14,389     12,205      33,358       34,964       4,523
                                            -------   --------   --------    --------     --------     -------

Dividends per share ....................       0.55          -          -           -            -           -
                                            -------   --------   --------    --------     --------     -------

Numerator:
Net income used in computing basic
 earnings per share ....................      6,943     14,389     12,205      33,358       34,964       4,523
Interest on 3% convertible debentures             -          -          -           -          251          32
                                            -------   --------   --------    --------     --------     -------
Adjusted net income used in
 computing diluted earnings per
 share .................................      6,943     14,389     12,205      33,358       35,215       4,555
                                            =======   ========   ========    ========     ========     =======


Denominator:
Weighted average number of shares
 outstanding under
 HK GAAP - basic (thousands)                  4,387      4,387      4,539       6,347        6,589       6,589
Shares for Deen Merger                          143        143         62           -            -           -
                                            -------   --------   --------    --------     --------     -------
Weighted average number of shares
 outstanding under
 US GAAP - basic (thousands)                  4,530      4,530      4,601       6,347        6,589       6,589
Effect of dilutive potential ordinary
 shares:
 3% convertible debentures .............          -          -          -           -          337         337
 Warrants ..............................          -          -          5           -           18          18
 Options ...............................          -          -          -           1            -           -
                                            -------   --------   --------    --------     --------     -------
Weighted average number of shares
 outstanding under
 US GAAP - diluted (thousands)                4,530      4,530      4,606       6,348        6,944       6,944
                                            =======   ========   ========    ========     ========     =======

Earnings per share - basic .............       1.53       3.18       2.65        5.26         5.31        0.69
                                            =======   ========   ========    ========     ========     =======

Earnings per share - diluted ...........       1.53       3.18       2.65        5.26         5.07        0.66
                                            =======   ========   ========    ========     ========     =======


Consolidated Balance Sheet Data:


                                                                 As of April 30,

                                             1996        1997       1998        1999        2000        2000
                                             HK  $       HK $       HK $        HK $        HK $        US $
Amount in accordance with
  Hong Kong GAAP
  Working capital ......................    (15,092)    (2,757)    39,090      75,645      158,795      20,543
  Total assets .........................     64,763     82,879    154,616     222,875      310,539      40,173
  Long-term obligations ................     13,913     13,006     10,544       9,028       29,472       3,813
  Total shareholders' equity ...........      1,260     16,981     90,257     128,428      188,179      24,344

Amount in accordance with
  US GAAP
  Working capital ......................    (15,092)    (2,757)    39,090      75,645      158,795      20,543
  Total assets .........................     63,544     78,533    142,307     213,020      303,473      39,259
  Long-term obligations ................     13,913     13,006     10,544       9,028       29,472       3,813
  Total shareholders' equity ...........         41     12,635     77,948     118,573      181,112      23,430

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
----------------------------------------------------------
CONDITION AND RESULTS OF OPERATIONS.
------------------------------------

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

Overview

     We are a holding company, owning directly or indirectly 100% of the equity of:

     .    Lorenzo Jewelry Mfg. (H.K.) Limited,
     .    Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd.,
     .    Shantou Lorenzo Jewelry Mfg.,
     .    Precious Gems Trading Ltd.,
     .    Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.,
     .    Golden Horizon Trading Ltd.,
     .    Lorenzo Jewellery (Shenzhen) Co., Ltd.,
     .    Fine Gift Enterprises Ltd.,
     .    Lorenzo Diamond Jewelry Mfg. Co., Limited, and
     . Lorenzo Marketing Co. Limited, which was 60% owned until March 22, 2000, when the remaining 40% was acquired.

     Collectively, these entities are referred to as us. Substantially all of our operating assets are held by our subsidiaries, which are located in Hong Kong and/or China. While Lorenzo Jewelry has operated since 1987, we were incorporated in January 1997, and subsequently merged with Lorenzo Jewelry and its subsidiaries.

     We are a totally vertically integrated producer of finished semi-precious gemstones and fine quality gemstone jewelry. We primarily cut and polish semi-precious gemstones and design, manufacture, market and distribute gem set jewelry to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product line includes all major categories that are sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. Our jewelry is crafted in gold, platinum and sterling silver and is set with semi-precious and precious stones, including diamonds. The average wholesale price of the jewelry produced by us is approximately $100, which equates to average retail prices between $100 and $499.

     During fiscal year ended 1998, we completed our initial public offering and raised gross proceeds of HK$58,051,000 (US$7,510,000) from the sale of common stock and warrants.

Additional amounts were received during the year ended April 30, 1999 from the exercise of the over-allotment of common stock in the offering. The completion of this offering was a very significant development for us and required substantial management time away from our normal operations. In fiscal year ended 1999, we re-focused all of our energy to the operation of our primary business with the goal of further increasing sales and the operating performance. In fiscal year ended 2000, we raised gross proceeds of HK$50,245,000 (US$6,500,000) from an issue of 3% convertible debentures. The proceeds were allocated to working capital for general corporate purposes.

Fiscal 2000 compared to Fiscal 1999

Net Sales

     Net sales increased 54% to HK$300,901,000 (US$38,926,000) in fiscal year ended 2000 from HK$195,219,000 (US$25,255,000) in fiscal year ended 1999. This increase is primarily driven by volume increases in sales to new and existing customers, including QVC, Sterling Inc. and Mervyn's. We also expanded our gem lines during the year in order to provide a complete range of jewelry to our existing and new customers. The diamond jewelry sales accounted for 5.7% of the total net sales in fiscal year 2000.

Gross Profit

     The gross profit margin dropped from 49% in 1999 to 41% in 2000 due to:

     . a change in the product mix. Previously, most of our sales are jewelry set with semi-precious stones; in 2000, more sales are made with precious stones and diamonds. Diamond jewelry generally has higher sales value but much lower profit margin;
     . additional model making charges incurred and expensed to build up the diamond jewelry sample lines; and
     . discounts given on certain volume sales programs for existing customers and discounts given to new customers to induce businesses.

As the proportion of the diamond jewelry sales is expected to rise, the profit margin is expected to drop and stabilize at around 38% in the next few years.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 43% to HK$81,617,000 (US$10,558,000) or 27% of net sales in 2000, compared with HK$56,880,000
(US$7,358,000) or 29% of net sales in 1999.

     The decrease of 2% is the net effect of :

     . more contributions to the fixed cost even though the profit margin is lower; and
     . increased personnel in sales and marketing, design and logistics to cope with the significant sales growth. As a result, we have leased an additional office space of around 2,000 square feet in our Hong Kong headquarters.

Other Income/Expenses

     Other expenses, net of income, which principally consisted of interest expenses, interest income, rental income and issuing cost for convertible debentures, increased to HK$6,224,000 (US$805,000) in 2000 from HK$4,439,000
(US$575,000) in 1999.

     Net interest expenses decreased 42.5% to HK$2,980,000 (US$386,000) in 2000 from HK$5,186,000 (US$671,000) in 1999. The proceeds from the issuance of the convertible debentures during fiscal 2000 provided us with working capital and level of borrowings dropped during 2000.

     Rental income increased 84.6% to HK$875,000 (US$113,000) in 2000 from HK$474,000 (US$61,000) in 1999, which is mainly due to a short-term lease of one of the investment properties during 2000.

     During 2000, we issued convertible debentures with gross proceeds of HK$50,245,000 (US$6,500,000) and incurred HK$4,524,000 (US$585,000) issuing expenses.

Income Taxes

     We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16%.

     Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit making year, followed by a 50% reduction of tax for the next three years. Certain subsidiaries initiated their first year of tax holidays during 2000. As a result, we have not recorded any Chinese income tax expense. Chinese income tax in the future will be calculated at the applicable rates relevant to the Chinese subsidiaries, which currently are 15%.

     Net income tax decreased 93% to HK$25,000 (US$3,000) in 2000 from HK$380,000 (US$49,000) in 1999. This is the net effect of a current year Hong Kong tax provision of

HK$1,207,000 (US$156,000) and the previous years' over provision of HK$1,182,000 (US$153,000).

Fiscal 1999 compared to Fiscal 1998

Net Sales

     Net sales increased 57% to HK$195,219,000 (US$25,255,000) in the fiscal year ended April 30, 1999 from HK$124,199,000 (US$16,067,000) in the fiscal year ended 1998. This increase was primarily driven by volume increases in sales to existing customers, including QVC, Inc. and International Jewelry Connection, a national network of independent sales representatives who sell jewelry through direct contact with retail accounts. In addition, our new sterling silver product line was introduced to the market during fiscal 1999.

Gross Profit

     The gross profit margin remained at 49% in 1999 and 1998 as our vertical integration assures tight controls over the quality of the whole manufacturing processes, including cutting and processing, and minimizes wastage during the manufacturing processes. There was no material fluctuation in the sales price of our products during 1999.

     We intentionally purchased more rough gem stone in 1999 to take advantage of the expected rise in selling price.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 70% to HK$56,880,000 (US$7,358,000) or 29% of net sales in 1999 compared with HK$33,545,000 (US$4,340,000) or 27% of net sales in 1998.

     The increase was mainly attributable to the operation of our newly set-up Shenzhen factory in February 1998, which has over 50,000 square feet floor area with over 1,500 staff and workers employed. In addition, our management and administrative staff in our Hong Kong headquarters also increased to cope with our increased sales volume and to provide us with administrative support.

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

     Rental income decreased 62.7% to HK$474,000 (US$61,000) in 1999 from HK$1,273,000 (US$165,000) in 1998, which was mainly due to using one of the properties as an office to provide administrative support instead of being sub-let out for rental.

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

     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16%.

     Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit making year, followed by a 50% reduction of tax for the next three years. These subsidiaries have sustained losses for the Chinese income tax purposes. As a result, we have not recorded any Chinese income tax expense. Chinese income tax in the future will be calculated at the applicable rates relevant to the Chinese subsidiaries, which currently are 15%.

     Income tax decreased 82% to HK$380,000 (US$49,000) in 1999 from HK$2,120,000 (US$274,000) in 1998. Despite increase in profit during the year which is attributable to the full operation of the Chinese subsidiaries, income tax actually decreased as a result of the restructuring of the intra-group pricing policy.

Fiscal 1998 compared to Fiscal 1997

Net Sales

     Net sales for the fiscal year ended April 30, 1998 totaled HK$124,199,000 (US$16,067,000), compared to HK$92,258,000 (US$11,935,000) in fiscal year 1997, an increase of HK$31,941,000 (US$4,132,000) or 34.6%. This increase resulted from an increase of over 900% in sales through International Jewelry Connection in the United States from HK$1,392,000

(US$180,000) in fiscal 1997 to HK$14,152,000 (US$1,831,000) in fiscal 1998.
Sales to our largest customer, QVC, Inc., also rose by 8%, and represented 55% of sales in fiscal 1998 compared to 69% in fiscal 1997.

Gross Profit

     Gross profit for fiscal 1998 was HK$60,906,000 (US$7,879,000), compared to HK$44,205,000 (US$5,719,000) in fiscal 1997, an increase of HK$16,701,000
(US$2,161,000) or 37.8%, whereas gross profit margin increased to 49.0% from 47.9% in fiscal 1997. This increase was mainly due to increased sales of higher margin products and better production efficiency and control linked to utilization of new production equipment in our Shantou facility.

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

Selling, General and Administrative Expenses

     Selling, general and administrative expenses for fiscal 1998 were HK$33,545,000 (US$4,340,000), an increase of 41.8% as compared with HK$23,657,000 (US$3,060,000) in fiscal 1997. HK$4,255,000 (US$550,000) was directly related to startup costs associated with the new Shenzhen factory which included personnel and training costs.

     Selling expenses increased by HK$2,464,000 (US$319,000) from HK$6,484,000 (US$839,000) or 7% of sales in fiscal 1997 to HK$8,948,000 (US$1,158,000) or 7%
of sales in fiscal 1998 basically due to commissions, overseas travelling expenses, bonus payments for contracted sales force, and increased marketing and promotional expenses associated with increase in sales.

     General and administrative expenses increased by HK$7,424,000 (US$960,000) from HK$17,173,000 (US$2,221,600) in fiscal 1997 to HK$24,597,000 (US$3,182,000)
in fiscal 1998. The increase was mainly due to expansion in management and administrative staff, increase in wage level, and various office and administrative expenses associated with increase in sales.

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

     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16%.

     Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of the Chinese subsidiaries are exempted from Chinese income tax for two years starting from their first profit making years, followed by a 50% reduction of tax for next three years. These subsidiaries have sustained losses for the Chinese income tax purpose. As a result, we have not recorded any Chinese income tax expense. Chinese income tax in the future will be calculated at the applicable rates relevant to the Chinese subsidiaries which currently are 15%.

     For fiscal 1998, income taxes decreased by HK$90,000 (US$12,000) to HK$2,120,000 (US$274,000) from HK$2,210,000 (US$286,000) in fiscal 1997.
Despite increase in profit during the year which is attributable to the full operation of our Chinese subsidiaries, income tax actually decreased as the result of restructuring of our intra-group pricing policy.

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

Cash:
----

     The primary sources of our cash for working capital and capital expenditure for fiscal 2000 had been the net cash inflows from operating revenue and the issue of the 3% convertible debentures. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

     For the fiscal year ended April 30, 2000, as a result of HK$30,161,000 (US$3,902,000) cash provided by financing activities and HK$8,738,000 (US$1,131,000) and HK$5,162,000 (US$668,000) used by operating and investing activities, as well as HK$2,804,000 (US$363,000) net cash used for returns on investments and servicing of finance and HK$93,000 (US$12,000) paid for income taxes, cash and cash equivalents increased by HK$13,364,000 (US$1,728,000).

     Net cash used by operating activities in fiscal 2000 was HK$8,738,000 (US$1,131,000) as compared with net cash provided of HK$1,898,000 (US$245,500) in fiscal 1999. Negative cash flows from operating activities are principally the result of improved operating results, offset by increased working capital requirement attributable to the increase in accounts receivable and inventory levels.

     For the fiscal year ended April 30, 2000, net cash used in investing activities was HK$5,162,000 (US$668,000) , a decrease of HK$2,640,000
(US$341,000) as compared with HK$7,802,000 (US$1,009,000)  in fiscal 1999.  The net cash used in investing activities during fiscal 2000 was mainly for the acquisition of the remaining 40% of the share capital of Lorenzo Marketing Co., Ltd., and the purchase of office equipment and decoration of the additional office space rented in Hong Kong.

Accounts Receivable:
-------------------

     As of April 30, 2000, net accounts receivable increased by HK$8,517,000 (US$1,102,000) to HK$42,689,000 (US$5,523,000) from HK$34,172,000 (US$4,421,000)
as of April 30, 1999. The increase in net accounts receivable is in line with the increase in sales. The sales to customers are generally offered a 60-day credit period.

Inventory:
---------

     Inventory increased by HK$54,806,000 (US$7,090,000) from HK$93,636,000
(US$12,113,000) as of April 30, 1999 to HK$148,442,000 (US$19,203,000) as of
April 30, 2000. The increase was due to our management's anticipation of significant increase in sales for the new fiscal year, increase in the cost of rough gem stone, more sample lines of jewelry built up, and to maintain sufficient inventory for block-orders, especially for QVC.

Prepayment and Other Current Assets:
-----------------------------------

     We advanced HK$15,460,000 (US$2,000,000) to one of our principal gem stone suppliers to secure the first right and steady gem stone supplies. The advance was included in the balance of the accounts receivable as of April 30, 1999, and has been reclassifed retrospectively to prepayment and other current assets in fiscal 1999 and 2000.

Letters of Credit:
-----------------

     As of April 30, 2000, we had various letters of credit under banking facilities which aggregated HK$66,500,000 (US$8,603,000). We had HK$34,193,000 (US$4,423,000) and HK$25,941,000 (US$3,356,000) outstanding under letters of credit as of April 30, 1999 and 2000. Under our letters of credit, we are required to maintain certain cash balance which totaled HK$15,185,000 (US$1,964,000) and HK$26,000,000 (US$3,363,000) as of April 30, 1999 and 2000.

Gold Loan Facilities:
--------------------

     We have also secured "gold loan" facilities with various banks in Hong Kong which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans and declining prices of gold, our cost through our gold loan program has been substantially less than the costs that would be incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price being paid will be the current market price at time of payment. We had outstanding loans to purchase 4,300 and 4,850 ounces of gold as of April 30, 1999 and 2000, with the related balances being HK$9,500,000 (US$1,229,000) and HK$10,259,000 (US$1,327,000). Interest rates for these loans were 3.15% to 3.45% as of April 30, 2000 (1999: 3.1% to 3.3%).  Unrealized gain on the unsettled gold loans as of April 30, 1999 and 2000 were HK$630,000 (US$82,000) and HK$338,000 (US$44,000).

Notes Payable:
-------------

     Long-term mortgage loans on our properties aggregated HK$13,923,000 (US$1,801,000) and HK$10,139,000 (US$1,311,000) as of April 30, 1999 and 2000.
Substantially all of our properties are pledged as collateral for our banking facilities.

Promissory Notes:
----------------

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

Initial Public Offering - 1998:
------------------------------

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

Convertible Debentures - 2000:
-----------------------------

     On October 29, 1999, we entered into a Securities Purchase Agreement with an accredited investor pursuant to which we agreed to issue and the investor agreed to purchase up to HK$81,165,000 (US$10,500,000) of 3% convertible debentures, as well as common stock purchase warrants. During the fiscal year ended April 30, 2000, we received gross proceeds of HK$50,245,000 (US$6,500,000) from the issue of the 3% convertible debentures to that investor. HK$27,055,000 (US$3,500,000) of the gross proceeds and related interest expenses have been converted into 1,072,412 shares of our common stock as at April 30, 2000. The remaining HK$23,190,000 (US$3,000,000) was subsequently converted into 1,233,557 shares of our common stock after the fiscal year ended April 30, 2000.

Looking Forward:
---------------

     We anticipate that cash flow from operations, proceeds from the issue of the convertible debentures, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for the next twelve months.

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

     Under US GAAP, for the fiscal year ended April 30, 2000, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$275,000 (US$36,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$136,000 (US$18,000) of compensation cost in connection with the fair value of warrants granted to a consultant; HK$238,000 (US$31,000) for the amortization of discount on convertible debentures and HK$328,000 (US$42,000) of compensation cost of the fair value of warrants granted to the convertible debentures placement agent, would be expensed. In addition, HK$7,000 (US$1,000) in relation to the amortization of goodwill would also be credited. As a result, our net income for the year ended April 30, 2000 under US GAAP would be HK$34,964,000 (US$4,523,000).

     Under US GAAP, for the fiscal year ended April 30, 1999, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$417,000 (US$54,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$83,000 (US$10,000) in relation to the amortization of certain offering costs and HK$7,000 (US$1,000) in relation to the amortization of goodwill and HK$686,000 (US$89,000) in relation to the amortization of certain offering costs in which the related deferred costs were expensed under US GAAP in previous years would also be credited since the related deferred costs were expensed under US GAAP in previous years. As a result, our net income for the year ended April 30, 1999 under US GAAP would be HK$33,358,000 (US$4,315,000).

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

     Under US GAAP, we adopted the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS
123). As permitted by SFAS 123, we have chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of our stock options is the same as or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for our stock-based compensation plan. Had compensation expense for the stock option plan been determined based on the fair value at the date of grant, consistent with the provisions of SFAS 123, our net income and earnings per share would have been reported as follows:


                                         Year ended April 30
                                       1999         2000       2000
                                       HK $         HK $       US $

Pro forma net income             11,009,000   34,124,000  4,414,000
                                ===========  ===========  =========
Pro forma earnings per share
 Basic                                 1.73         5.18       0.67
                                ===========  ===========  =========
 Diluted                               1.73         4.95       0.64
                                ===========  ===========  =========

     The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                               Year ended April 30
                                           1999                  2000
     Expected dividend yield                Nil                   Nil
     Expected stock price volatility        60%                   19%
     Risk-free interest rate              5.85%                 6.49%
     Expected life of options           3 years               3 years

     The weighted average fair value of options granted during the year ended April 30, 1999 and 2000 was US$2.25 and US$0.41 per share, respectively.

     Our stock option activities and related information for the years ended April 30, 1998, 1999 and 2000 are summarized as follows:

                                              Year ended April 30
                              ------------------------------------------------
                                     1998                     1999                   2000
                                     Weighted                 Weighted               Weighted
                                      average                  average                average
                                     exercise                 exercise               exercise
                          Options       price    Options         price    Options       price
                                          US$                      US$                    US$
    Outstanding and
      exercisable,
      beginning of year         -           -          -             -  1,285,000         5.0
    Granted                     -           -  1,285,000           5.0    265,000         5.0
    Exercised                   -           -          -             -          -           -
    Forfeited                   -           -          -             -          -           -
                          -------              ---------                ---------
    Outstanding and
      exercisable,
      end of year               -           -  1,285,000           5.0  1,550,000         5.0
                          -------              ---------                ---------

    Weighted average
      remaining
      contractual life          -               10 years                9.13 years
                          -------              ---------                 ---------

     During the year we issued 265,000 incentive stock options to our employees at an exercise price of US$5.0 per share for a term of ten years.

     In addition, we issued to a consultant a warrant to purchase 35,000 shares of our common stock as part of the consultancy fee. We also issued to a placement agent two warrants to purchase 65,000 shares of our common stock for arranging the issue of our convertible debentures during the year. Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on the fair value of the warrants at the date of issue. Using the Black-Scholes option pricing model with the same weighted-average assumptions as employees' stock options, the fair value of these warrants to the consultant and the convertible debenture placement agent are estimated as HK$136,000 (US$18,000) and HK$328,000 (US$42,000), which have been amortized as an additional expense during the year ended April 30, 2000.

Impact of recently issued US GAAP accounting standards.

Financial Instruments

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for derivative instruments and hedging activities" which delayed the effective date of SFAS No. 133 "Accounting for derivative instruments and hedging activities" for one year. SFAS No. 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by us when required, if not earlier. We currently do not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect our financial statements.

Revenue Recognition

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue recognition in financial statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The impact, if any, of adopting SAB 101 on our consolidated financial position, results of operations and cash flows, has not been determined.

Inflation

     We do not consider inflation to have had a material impact on our results of operations over the last three years.

Foreign Exchange

     More than 89% of our sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on our results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on our results of operations. We do not currently hedge our foreign exchange positions.

Year 2000 Issue

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

     We revised our existing business interruption contingency plans to address internal and external issues specific to the Year 2000 problem, to the extent practicable. Such revisions were completed by October 1999. All of our and our subsidiaries' accounting, financial, functional and operational applications were fully Year 2000 compliant. Accordingly, the Year 2000 compliance issue did not create any material adverse impact on our business operations in any of our functional areas.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
---------------------------------------------------------------------

     Not applicable.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.
-----------------------------------------------

     Our executive officers and directors are as follows:

Name                       Age           Position
----                       ---           --------

Yu Chuan Yih.............   61  Chairman of the Board of Directors, President
                                and Chief Executive Officer
Ka Man Au................   36  Executive Vice President, Secretary and Director
Joseph Tuszer............   54  Senior Vice President
Hon Tak Ringo Ng.........   40  Chief Financial Officer
Michael S. Gilburd.......   56  Vice President, Corporate Development
Po Yee Elsa Yue..........   36  Non-Executive Director
Lionel C. Wang...........   44  Non-Executive Director


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

     Mr. Tuszer has served as our senior vice president since November 1997. From 1989 to 1991, he served as executive vice president - product development for M. Fabrikant & Sons, New York. From 1992 to 1993, Mr. Tuszer served as a consultant for product development for William Schneider, Inc., Miami. From 1993 to 1996, he served as vice president - product development for Samuel Aaron & Sons, New York. Mr. Tuszer has substantial experience in the jewelry trade, including manufacturing and production, knowledge of colored stones, product development and marketing.

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

     Mr. Gilburd became our vice president, corporate development in August 2000. Mr. Gilburd, who is based in the U.S., was the chairman and CEO of Earnhardt Co., Inc., an investment banking and securities firm. From 1995 to 1999, he was managing director of corporate finance for two American Express companies, and previously he was national director of corporate finance and a member of the international corporate finance committee for BDO Seidman. Mr. Gilburd received a Bachelor of Science degree in Accounting from Long Island University and a Masters of Science in Taxation from Bentley College. He is a NASD General Securities Principal, a SEC Registered Investment Advisor, an Accredited Senior Appraiser (Business Valuation Specialty), and a CPA (New York State - inactive). Mr. Gilburd also serves as a director of Freedom Golf Corporation (OTC BB: FGLC).

     Ms. Yue has served as a non-executive director since December 1999. She is a graduate gemologist from the Gemology Institute of America and has served as vice president of GIA, Hong Kong since August 1994.

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

Audit Committee

     We have established an audit committee, which consists of Messrs. Yih and Wang and Ms. Yue. Its functions are to:

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


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.
-------------------------------------------------

     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended April 30, 2000 on an accrual basis, for services in all capacities, was HK$7,122,000 (US$921,000). During the fiscal year ended April 30, 2000, we contributed an aggregate amount of HK$107,000 (US$14,000) toward the pension plans of our directors and executive officers.

Executive Service Contract

     We entered into an employment agreement with Mr. Yu Chuan Yih effective October 1, 1997 for a period of three years at an annual salary of HK$1,600,000 (US$207,000). Mr. Yih's remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih will be entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion having regard for our operating results and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the board present in the meeting called for that purpose. Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
-------------------------------------------------------------------------

The 1998 Stock Compensation Plan

     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

 .    encourage ownership of our common stock by our officers, directors, employees and advisors;
 .    provide additional incentive for them to promote our success and our business; and
 .    encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

     Options constitute either incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant.
Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     As of August 31, 2000, the following options to purchase shares of our common stock under the Plan were outstanding:

 .    stock options to purchase 1,285,000 shares at $5.00 per share through
     April 11, 2009, of which 431,000 are held by our directors and officers as a group
 .    stock options to purchase 265,000 shares at $5.00 per share through
     January 13, 2010, of which none are held by our directors and officers as a group
 .    stock options to purchase 1,770,000 shares at $3.00 per share through May
     7, 2010, of which 1,050,000 are held by our directors and officers as a group

Other Options and Warrants Outstanding

     As of August 31, 2000, the following additional options and warrants to purchase shares of our common stock were outstanding:

 .    1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2003
 .    146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter
 .    146,000 warrant purchase options to purchase 146,000 warrants at $0.20625 per warrant to purchase shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter
 .    options to purchase 35,000 shares at $5.00 per share through July 30, 2004 which we granted to our former financial consultant
 .    warrants to purchase 75,000 shares at $3.75 per share through November
     30,2004 and warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005 which we sold to two investors and our placement agent

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
---------------------------------------------------------

     Yu Chuan Yih, our chairman and president, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited; and Hong Kong Brasil Lapidary Limited. During the fiscal years ended April 30, 1998, 1999 and 2000, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to, us which were interest free and repayable on demand.

     During the fiscal year ended April 30, 1998, we sold an investment property to Mr. Yih at its appraised value of HK$3,800,000 (US$492,000), resulting in a gain to us of HK$2,904,000 (US$376,000). The sale price of the property was based on a valuation report prepared by an independent professional property appraiser.

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

                                    PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
-----------------------------------------------------

     Not applicable.


                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.
------------------------------------------

     None.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
------------------------------------------------------------------------------
AND USE OF PROCEEDS.
--------------------

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS.
-------------------------------

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
-------------------------------

     See the Consolidated Financial Statements listed in Item 19 hereof and filed as a part of this Annual Report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.
--------------------------------------------

     (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Auditors
     Consolidated statements of operations for the years ended April 30, 1998,
      1999 and 2000
     Consolidated balance sheets at April 30, 1999 and 2000
     Consolidated statements of shareholders' equity for the years ended
      April 30, 1998, 1999 and 2000
     Consolidated statements of cash flows for the years ended April 30, 1998,
      1999 and 2000
     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

          (i) Agreement with QVC, Inc. - incorporated by reference to the exhibits to Post Effective Amendment No. 3 to the Registration Statement on Form F-1, File No. 333-7912.

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

                                                                                                            Page

Report of Independent Auditors                                                                              F-2

Consolidated statements of operations for the years ended April 30, 1998,
  1999 and 2000                                                                                             F-3

Consolidated statements of recognized gains and losses for the years ended
  April 30, 1998, 1999 and 2000                                                                             F-4

Consolidated balance sheets as of April 30, 1999 and 2000                                                   F-5

Consolidated statements of shareholders'equity for the years ended
  April 30, 1998, 1999 and 2000                                                                             F-6

Consolidated statements of cash flows for the years ended
  April 30, 1998, 1999 and 2000                                                                             F-7

Notes to and forming part of the financial statements                                                F-8 - F-42


                        Report of Independent Auditors



To the Shareholders and Board of Directors of LJ International Inc.


     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of April 30, 1999 and 2000 and the related consolidated statements of operations, recognized gains and losses, shareholders' equity and cash flows for each of the years in the three year period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 1999 and 2000 and the consolidated results of its operations and cash flows for each of the years in the three year period ended April 30, 2000, in conformity with accounting principles generally accepted in Hong Kong (which differ in certain material respects from generally accepted accounting principles in the United States - See note 17).



/s/ Moores Rowland
---------------------------------------
Moores Rowland
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: August 28, 2000

                             LJ INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (Amounts in thousands, except share and per share data)





                                                                Year ended April 30
                                          Notes          1998         1999         2000         2000
                                                         HK $         HK $         HK $         US $

Operating revenue                         2(o)        124,199      195,219      300,901       38,926
 Costs of goods sold                                  (63,293)     (99,363)    (177,315)     (22,938)
                                                    ---------   ----------   ----------   ----------
Gross profit                                           60,906       95,856      123,586       15,988

Other revenue:                            2(o)
 Interest income                                          212        1,690        2,668          345
 Rental income                                          1,273          474          875          113

Selling, general and administrative
 expenses                                             (33,545)     (56,880)     (81,617)     (10,558)
Other income and expenses:
 Gain on disposal of land and
  building to related party                 10          2,904            -            -            -
                                                    ---------   ----------   ----------   ----------
Operating income                                       31,750       41,140       45,512        5,888

 Finance costs                              15         (7,176)      (6,876)     (10,172)      (1,316)
 Minority interests                                         2          273          405           52
                                                    ---------   ----------   ----------   ----------
Income before income taxes                             24,576       34,537       35,745        4,624
 Income taxes                               13         (2,120)        (380)         (25)          (3)
                                                    ---------   ----------   ----------   ----------
Net income                                             22,456       34,157       35,720        4,621
                                                    =========   ==========   ==========   ==========


Numerator:
 Net income used in computing basic
  earnings per share                                   22,456       34,157       35,720        4,621
 Interest on 3% convertible debentures                      -            -          251           32
                                                    ---------   ----------   ----------   ----------
 Adjusted net income used in computing
  diluted earnings per share                           22,456       34,157       35,971        4,653
                                                    =========   ==========   ==========   ==========

Denominator:
 Weighted average number of shares
  used in calculating basic earnings
  per share                                         4,539,128    6,347,046    6,589,415    6,589,415
 Effect of dilutive potential ordinary
  shares:
  3% convertible debentures                                 -            -      337,239      337,239
  Warrants                                              4,854            -        6,324        6,324
  Stock options                                             -          514            -            -
                                                    ---------   ----------   ----------   ----------
 Weighted average number of shares
  used in calculating diluted earnings
  per share                                         4,543,982    6,347,560    6,932,978    6,932,978
                                                    =========   ==========   ==========   ==========

Earnings per share:
 Basic                                    2(r)           4.95         5.38         5.42         0.70
                                                    =========   ==========   ==========   ==========
 Diluted                                  2(r)           4.94         5.38         5.19         0.67
                                                    =========   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

            CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

            (Amounts in thousands, except share and per share data)



                                                                      Year ended April 30
                                                        1998        1999             2000      2000
                                                        HK $        HK $             HK $      US $

Net gains (losses) not recognized in
 the statements of operations
   Surplus (Deficit) arising on
    revaluation of investment
    properties                                          7,465       (3,350)          (3,200)     (414)

Net income for the year                                22,456       34,157           35,720     4,621
                                                       ------     --------         --------   -------

Total recognized gains                                 29,921       30,807           32,520     4,207
                                                       ======     ========         ========   =======



  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

            (Amounts in thousands, except share and per share data)


                                                                             As of April 30
                                                       Notes        1999             2000      2000
                                                                    HK $             HK $      US $
                                                                  --------         --------   -------
ASSETS
Current assets:
 Cash and cash equivalents                                           1,626           12,888     1,667
 Restricted cash                                                    15,185           26,000     3,363
 Trade receivables, net of allowance for doubtful
  accounts (1999: HK$1,919, 2000: HK$2,497)                         34,172           42,689     5,523
 Inventories                                            2(g)        93,636          148,442    19,203
 Prepayments and other current assets                               16,287           21,664     2,803
                                                                  --------         --------   -------
 Total current assets                                              160,906          251,683    32,559
Property, plant and equipment, net                       4          35,737           34,216     4,426
Investment properties, net                                          22,300           19,100     2,471
Due from related parties                               10(b)         2,752            3,406       440
Due from director                                      10(b)            31                -         -
Organization costs, net of accumulated amortization
 (1999: HK$288, 2000: HK$Nil)                                        1,085                -         -
Goodwill, net of accumulated amortization
 (1999: HK$14, 2000: HK$21)                                             61            2,131       276
Other investments                                                        3                3         1
                                                                  --------         --------   -------
Total assets                                                       222,875          310,539    40,173
                                                                  ========         ========   =======
Liabilities and shareholders' equity
Current liabilities:
 Bank overdraft                                          5           8,447            6,345       821
 Notes payable, current portion                          5           5,569            4,070       526
 Letters of credit, gold and other loans                 5          44,858           36,200     4,683
 Trade payables                                                     20,757           27,004     3,493
 Accrued expenses and other payables                                 4,417           10,370     1,342
 Trade deposits received                                               153            7,842     1,014
 Due to director                                       10(b)             -               12         2
 Capitalized lease obligations, current                  6             540              593        77
 Income taxes payable                                   13             520              452        58
                                                                  --------         --------   -------
 Total current liabilities                                          85,261           92,888    12,016
Notes payable, non-current portion                       5           8,354            6,069       785
Capitalized leased obligations, non-current              6             674              213        28
3% convertible debentures                                                -           23,190     3,000
                                                                  --------         --------   -------
Total liabilities                                                   94,289          122,360    15,829
                                                                  --------         --------   -------
Minority interests                                                     158                -         -
                                                                  --------         --------   -------
Shareholders' equity
 Common stocks, par value US$0.01 each,
  Authorized - 100 million shares,
  Issued and outstanding -
  6,365,646 shares as of April 30, 1999
  7,438,058 shares as of April 30, 2000                  8             492              575        74
 Share premium                                           8          48,944           76,092     9,844
 Warrant reserve                                         8           1,622            1,622       210
 Investment property revaluation reserve                             4,115              915       118
 Retained earnings                                                  73,255          108,975    14,098
                                                                  --------         --------   -------
 Total shareholders' equity                                        128,428          188,179    24,344
                                                                  --------         --------   -------
Total liabilities, minority interests and
 shareholders' equity                                              222,875          310,539    40,173
                                                                  ========         ========   =======

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            (Amounts in thousands, except share and per share data)



                                                                                      Investment
                                            Common stock                                property
                                                            Par    Share    Warrant  revaluation   Retained
                                   Notes          Shares  value  premium    reserve      reserve   earnings     Total     Total
                                                           HK $     HK $       HK $         HK $       HK $      HK $      US $
                                               ---------  -----  -------    -------  -----------   --------  --------   -------
Balance as of April 30, 1997                   4,387,200    339        -          -            -     16,642    16,981     2,197
New issue of shares                8(a)        1,460,000    113   41,620          -            -          -    41,733     5,398
Shares issued in Deen Merger       8(a)          142,946     11      (11)         -            -          -         -         -
Shares issued to note holders      8(a)          156,500     12      (12)         -            -          -         -         -
New issue of warrants              8(b)                -      -        -      1,622            -          -     1,622       210
Surplus arising on revaluation                         -      -        -          -        7,465          -     7,465       966
Net income                                             -      -        -          -            -     22,456    22,456     2,905
                                               ---------  -----  -------    -------  -----------   --------  --------   -------
Balance as of April 30, 1998                   6,146,646    475   41,597      1,622        7,465     39,098    90,257    11,676
Over-allotment of shares           8(d)          219,000     17    7,347          -            -          -     7,364       953
Deficit arising on revaluation                         -      -        -          -       (3,350)         -    (3,350)     (434)
Net income                                             -      -        -          -            -     34,157    34,157     4,419
                                               ---------  -----  -------    -------  -----------   --------  --------   -------
Balance as of April 30, 1999                   6,365,646    492   48,944      1,622        4,115     73,255   128,428    16,614
Shares issued on conversion
  of convertible debentures        8(e)        1,072,412     83   27,148          -            -          -    27,231     3,523
Deficit arising on revaluation                         -      -        -          -       (3,200)         -    (3,200)     (414)
Net income                                             -      -        -          -            -     35,720    35,720     4,621
                                               ---------  -----  -------    -------  -----------   --------  --------   -------
Balance as of April 30, 2000                   7,438,058    575   76,092      1,622          915    108,975   188,179    24,344
                                               =========  =====  =======    =======  ===========   ========  ========   =======

Share premium has been set up and is dealt with as disclosed in note 8 to the financial statements.

Warrant reserve is represented by the proceeds from the issue of the 1,679,000 warrants in the Initial Public Offering (see note 8(b)).

The investment property revaluation reserve has been set up and is dealt with in accordance with the accounting policies adopted for investment properties.


  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            (Amounts in thousands, except share and per share data)

                                                                            Year ended April 30

                                                                         1998       1999       2000      2000
                                                             Note        HK $       HK $       HK $      US $
Cash flows from operating activities:
 Income before income taxes                                            24,576     34,537     35,745     4,624
 Adjustments to reconcile income before income taxes
  to net cash provided by (used in) operating activities:
   Net interest expenses                                                6,964      5,186      2,980       386
   Depreciation of property, plant and equipment                        1,345      4,493      4,978       643
   Amortization of organization costs                                      85        160      1,085       140
   Amortization of goodwill                                                 7          7          7         1
   Issuing costs for convertible debentures                                 -          -      4,524       585
   Loss on disposal of property, plant and equipment                        -        562         22         3
   Gain on disposal of land and building                               (2,904)         -          -         -
   Allowance for doubtful debts                                             -      1,121        578        75
   Minority interests                                                      (2)      (273)      (405)      (52)
 Changes in operating assets and liabilities:
  Trade receivables                                                   (22,615)    (4,225)    (9,095)   (1,176)
  Inventories                                                          (9,801)   (46,642)   (54,806)   (7,090)
  Prepayments and other current assets                                    175    (15,738)    (5,377)     (696)
  Due from related parties                                               (860)       (97)      (654)      (85)
  Due from director                                                         -        (31)        31         4
  Trade payables                                                       11,359      1,884      6,247       808
  Accrued expenses and other payables                                      47      3,304     13,642     1,765
  Due to director                                                           -          -         12         2
  Letters of credit                                                    (1,127)    17,698     (8,252)   (1,068)
  Due to related parties                                                   48        (48)         -         -
                                                                      -------   --------   --------   -------
 Net cash provided by (used in) operating activities                    7,297      1,898     (8,738)   (1,131)
                                                                      -------   --------   --------   -------

Returns on investments and servicing of finance:
 Cash received from interest                                              212      1,690      2,668       345
 Cash paid for interest                                                (7,176)    (6,876)    (5,472)     (708)
                                                                      -------   --------   --------   -------
 Net cash used in returns on
  investments and servicing of finance                                 (6,964)    (5,186)    (2,804)     (363)
                                                                      -------   --------   --------   -------

Taxation
 Cash paid for income taxes                                            (1,878)    (2,932)       (93)      (12)
                                                                      -------   --------   --------   -------

Cash flows from investing activities:
 Organization costs                                                      (525)         -          -         -
 Purchase of bonds                                                         (1)         -          -         -
 Purchase of property, plant and equipment                            (22,728)    (7,802)    (3,477)     (450)
 Purchase of subsidiary                                        14(a)        -          -     (1,830)     (237)
 Proceeds on disposals of property, plant and equipment                 3,800          -        145        19
                                                                      -------   --------   --------   -------
 Net cash used in investing activities                                (19,454)    (7,802)    (5,162)     (668)
                                                                      -------   --------   --------   -------

Net cash used before financing activities                             (20,999)   (14,022)   (16,797)   (2,174)
                                                                      -------   --------   --------   -------

Cash flows from financing activities:                          14(b)
 Net proceeds from issue of 3% convertible debentures                       -          -     45,721     5,915
 Deferred offering costs                                              (14,095)         -          -         -
 Net proceeds from issue of shares/warrants                            58,051      7,364          -         -
 Net proceeds from sale of promissory notes                             2,184     (2,184)         -         -
 Loans acquired                                                         1,434      9,856      8,759     1,133
 Repayment of loans                                                    (8,016)    (4,925)   (12,949)   (1,675)
 Repayment of capitalized leases                                         (438)      (539)      (555)      (72)
 Restricted cash                                                          (75)   (12,074)   (10,815)   (1,399)
                                                                      -------   --------   --------   -------
 Net cash provided by (used in) financing activities                   39,045     (2,502)    30,161     3,902
                                                                      -------   --------   --------   -------

Net increase (decrease) in cash and cash equivalents                   18,046    (16,524)    13,364     1,728
Cash and cash equivalents, as of beginning of year                     (8,343)     9,703     (6,821)     (882)
                                                                      -------   --------   --------   -------
Cash and cash equivalents, as of end of year                            9,703     (6,821)     6,543       846
                                                                      =======   ========   ========   =======
Analysis of balances of cash and cash equivalents
 Cash                                                                  10,752      1,626     12,888     1,667
 Bank overdrafts                                                       (1,049)    (8,447)    (6,345)     (821)
                                                                      -------   --------   --------   -------
                                                                        9,703     (6,821)     6,543       846
                                                                      =======   ========   ========   =======
Non-cash transactions:
 Purchase of equipment under capitalized leases                           320        469        147        19
                                                                      =======   ========   ========   =======

  The accompanying notes are an integral part of these financial statements.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


1.   PRINCIPAL ACTIVITIES AND BASIS OF FINANCIAL STATEMENTS

     LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People's Republic of China (PRC) and most of its sales are currently in the United States. The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

     During the year ended April 30, 1998, the Company merged with Lorenzo Jewelry Mfg. (H.K.) Limited (Lorenzo). The Company was incorporated as a British Virgin Islands (BVI) company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger had been accounted for by the purchase method of accounting under generally accepted accounting principles in Hong Kong (HK GAAP) and reflects operations for each period presented herein on the basis that the merger took place at April 30, 1994. In connection with this reorganization, HK$75 was recorded as goodwill. Under generally accepted accounting principles in the United States (US GAAP) such reorganization would be accounted for as if it were a pooling of interest as there exists common ownership between the companies. A reconciliation to this method of accounting is set out in note 17. The capital structure reflected in the financial statements is that of the Company, which is a holding company after the merger.



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of accounting
          The financial statements are presented in Hong Kong dollars and have been prepared in accordance with Statements of Standard Accounting Practice (SSAP) and Interpretations issued by the Hong Kong Society of Accountants and HK GAAP which have been applied consistently throughout the relevant periods. These requirements differ in certain material respects from US GAAP - see note 17.

     (b)  Basis of preparation
          The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Presentation of financial statements
          SSAP 1 (Revised) "Presentation of financial statements" which has been adopted for the first time in the current year, is concerned with the presentation and disclosure of financial information. The format of the statement of operations and the balance sheet has been revised in accordance with the SSAP, and a statement of recognized gains and losses, not previously required, is included. Certain comparative amounts have been restated in order to achieve a consistent presentation.

     (d)  Principles of combination and consolidation
          The consolidated financial statements mainly include the financial information of the Company and Lorenzo, Precious Gems Trading Limited (Precious Gems), Golden Horizon Trading Limited (Golden Horizon) and Fine Gift Enterprises Limited (Fine Gift). Lorenzo has three subsidiaries, two of which are incorporated in the PRC, Shantou Lorenzo Jewelry Mfg. and Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd. Lorenzo also has a subsidiary, Lorenzo Marketing Co. Limited (Lorenzo Marketing) which is incorporated in Hong Kong, and was 60% owned by Lorenzo as of April 30 1999. It became a 100% owned subsidiary of Lorenzo on March 22, 2000. Precious Gems is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd. Golden Horizon is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Jewellery (Shenzhen) Co., Ltd. Fine Gift is incorporated in BVI and has one subsidiary which is incorporated in Hong Kong, Lorenzo Diamond Jewelry Mfg. Co., Limited. As of April 30, 2000, all subsidiaries are 100% owned.

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

     (e)  Goodwill on consolidation
          Goodwill arising on consolidation being the excess of the purchase consideration payable at the time of acquisition of the subsidiaries over the fair values of the net underlying assets acquired, is amortized over a period of 10 years commencing from the year of acquisition. Goodwill is periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (f)  Statement of cash flows
          Cash equivalents in the statement of cash flow represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

     (g)  Inventories
          Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories consisted of the following:

                                                              As of April 30
                                                      1999       2000             2000
                                                      HK $       HK $             US $
     Raw materials                                   24,253     44,687            5,781
     Work-in-progress                                57,338     77,354           10,007
     Finished goods                                  13,245     27,601            3,570
     Less: Provision for slow moving inventories     (1,200)    (1,200)            (155)
                                                    -------   --------           ------
                                                     93,636    148,442           19,203
                                                    -------   --------           ------
                                                    -------   --------           ------

          Work-in-progress consists primarily of cut-stones, which generally could be sold to third parties, however, it is the Group's intent to manufacture these stones into finished jewelry.

          The amount of inventories carried at net realizable value is HK$6,795 (1999: HK$12,045), which is determined by the costs less a provision of slow moving items.

          Costs of inventories recognized as an expense for the years ended April 30, 1998, 1999 and 2000 were HK$44,799, HK$62,022 and HK$125,702 respectively.

     (h)  Property, plant and equipment (PPE) and depreciation
          PPE is stated at cost less accumulated depreciation. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is charged to the statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized as an additional cost of the asset.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Property, plant and equipment (PPE) and depreciation (Continued)
          When the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

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

     (i)  Investment properties
          Investment properties are interests in land and buildings in respect of which construction works and development have been completed and which are intended to be held on long-term basis for their investment potential. Investment properties are stated in the balance sheet at their open market values on basis of professional valuation.

          The investment properties were revalued close at the end of April 2000 by CB Richard Ellis and Jones Lang LaSalle Limited, independent firms of qualified surveyors, on an open market value basis. The deficit of HK$3,200 arising on revaluation has been debited to the investment property revaluation reserve.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (i)  Investment properties (Continued)
          No amortization and depreciation is provided in respect of investment properties because their unexpired term of underlying land leases are over 20 years. Prior to 1995, these properties were classified as land and buildings and HK$1,080 of accumulated depreciation had previously been recorded.

          Investment properties include gross amount of HK$22,300 and HK$19,100 with no accumulated depreciation in respect of assets held for use under operating leases as of April 30, 1999 and 2000 respectively.

          Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of the attributable reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the statement of operations. Where a deficit has previously been charged to the statement of operations and a revaluation surplus subsequently arises, this surplus is credited to the statement of operations to the extent of the deficit previously charged.

          Upon disposal of an investment property, the relevant surplus or deficit of the investment property revaluation reserve realized in respect of previous valuations is released to the statement of operations.

     (j)  Organization costs
          Organization costs comprise of professional fees paid to third parties in connection with the organization of the Group. In prior years, it was capitalized and amortized over 10 years using straight line basis. The adoption of SSAP 1 (Revised), had led to a reassessment of this accounting policy. In particular, organization costs which are not considered to give rise on an identifiable resource from which economic benefits are expected to flow to the Group is now recognized as an expense in the period in which it is incurred. As the amount of resulting adjustments relating to periods prior to May 1, 1999 was considered by the directors to be insignificant, this change in accounting policy has not been applied retrospectively. Accordingly, the opening retained earnings for 1998, 1999 and 2000 have not been restated.

     (k)  Deferred taxation
          Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (l)  Operating leases
          Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recorded in the statement of operations on a straight line basis over the lease terms.

     (m)  Capitalized lease obligations
          Where assets are acquired under capitalized leases, the amounts representing the outright purchase price of such assets are included in PPE and the corresponding liabilities, net of finance charges, are recorded as obligations under capitalized lease obligations. Depreciation is provided on the cost of the assets on a straight line basis over their estimated useful lives as set out in note 2(h) above. Finance charges implicit in the purchase payments are charged to the statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

     (n)  Related parties
          Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     (o)  Revenue recognition
          Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

          Turnover and operating revenue represent sale of goods at invoiced value to customers, net of returns and discounts, and are recognized when goods are delivered and title is passed to customers.

          Other revenue is recognized on the following basis:
          (i) Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable; and
          (ii) Rental income relating to operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (p)  Foreign currencies
          Transactions in foreign currencies are translated at the applicable rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated at applicable rates ruling at the balance sheet date. Exchange differences are recorded within the statement of operations.

          Assets and liabilities of overseas subsidiaries are translated at the applicable rates of exchange ruling at the balance sheet date. All exchange differences arising on the consolidation are recorded within equity. Historically, foreign exchange transactions have not been material to the financial statements.

          For the purpose of these financial statements, the exchange rate adopted for the presentations of financial information as of and for the year ended April 30, 2000 has been made at HK$7.73 to US$1.00.

     (q)  Gold loans
          Gold loan balances are translated at the gold price prevailing at the close of business on the balance sheet date. Profits or losses arising on translation are dealt with in the statement of operations.

     (r)  Earnings per share
          The calculation of basic earnings per share (EPS) is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

          The calculation of diluted EPS is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted EPS by application of the if-converted method.

     (s)  Uses of estimates
          The preparation of the Group's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


3.   OPERATING RISKS

     (a)  Concentrations of credit risks

          Details of major customers from which the Group derived operating revenue are shown in note 16(c).

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

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


4.   PROPERTY, PLANT AND EQUIPMENT


                                    Land                  Furniture,
                                     and    Leasehold  fixtures and   Plant and      Motor
                               buildings  improvement     equipment   machinery   vehicles    Total    Total
At cost                             HK $         HK $          HK $        HK $       HK $     HK $     US $
     At May 1, 1999                4,970       16,273         8,945      13,973      2,675   46,836    6,059
     Addition                          -        1,041         1,083       1,364        136    3,624      469
     Disposal/written off              -            -           (22)       (159)         -     (181)     (24)
     Reclassification                  -          107           (10)        (97)         -        -        -
                                   -----      -------        ------     -------     ------  -------   ------
     At April 30, 2000             4,970       17,421         9,996      15,081      2,811   50,279    6,504
                                   -----      -------        ------     -------     ------  -------   ------
Accumulated depreciation
     At May 1, 1999                  716        2,322         4,481       2,647        933   11,099    1,437
     Charge for the year             140        1,657         1,303       1,364        514    4,978      643
     Disposal/written off              -            -             -         (14)         -      (14)      (2)
     Reclassification                  -           31             3         (34)         -        -        -
                                   -----      -------        ------     -------     ------  -------   ------
     At April 30, 2000               856        4,010         5,787       3,963      1,447   16,063    2,078
                                   -----      -------        ------     -------     ------  -------   ------

Net book value
     At April 30, 2000             4,114       13,411         4,209      11,118      1,364   34,216    4,426
                                   =====      =======        ======     =======     ======  =======   ======

     At April 30, 1999             4,254       13,951         4,464      11,326      1,742   35,737    4,622
                                   =====      =======        ======     =======     ======  =======   ======

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


4.   PROPERTY, PLANT AND EQUIPMENT (Continued)

     (a) The net book value of the property, plant and equipment includes an amount of HK$1,471 and HK$1,205 in respect of assets held under capitalized leases as of April 30, 1999 and April 30, 2000 respectively. Depreciation charge in respect of these assets for the years ended April 30, 1999 and 2000 amounted to HK$461 and HK$463 respectively.

     (b) The Group has pledged all land and buildings and investment properties to collaterize general banking facilities granted to the Group as of April 30, 1999 and April 30, 2000 (see note 5).

5.   BANKING FACILITIES AND OTHER LOANS

                                                                     As of April 30
                                                           1999            2000         2000
                                                 Notes     HK $            HK $         US $
     Bank overdraft                               (a)     8,447           6,345          821
                                                         ======         =======       ======
     Notes payable:
      Current portion                                     5,569           4,070          526
      Non-current portion                                 8,354           6,069          785
                                                         ------         -------       ------
                                                  (b)    13,923          10,139        1,311
                                                         ======         =======       ======
     Letters of credit, gold and other loans:
      Letters of credit                           (a)    34,193          25,941        3,356
      Gold loan                                   (c)     9,500          10,259        1,327
      Other loans                                 (d)     1,165               -            -
                                                         ------         -------       ------
                                                         44,858          36,200        4,683
                                                         ======         =======       ======

     The Group's banking facilities are collaterized by land and buildings, investment properties (see note 4(b)), restricted cash deposits, factored receivables and personal guarantees of certain directors.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


5.   BANKING FACILITIES AND OTHER LOANS (Continued)

     (a) The Group had various letters of credit and overdraft under banking facilities as follows:

                                             As of April 30
                                     1999            2000    2000
                                     HK $            HK $    US $

          Facilities granted
           Letters of credit       38,125          66,500   8,603
           Overdrafts              10,000          36,500   4,722
                                   ------         -------  ------
                                   ------         -------  ------

          Utilized
           Letters of credit       34,193          25,941   3,356
           Overdrafts               8,447           6,345     821
                                   ------         -------  ------
                                   ------         -------  ------

          Unutilized facilities
           Letters of credit        3,932          40,559   5,247
           Overdrafts               1,553          30,155   3,901
                                   ------         -------  ------
                                   ------         -------  ------

          The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 9.25% to 11% per annum as of April 30, 2000 (1999:
          8.6% to 11.5% per annum) and are renewable annually with the consent of the relevant banks.

          Under the banking facilities arrangements, the Group is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

     (b) The Group also had mortgage loans classified under notes payable which are related to the Group's investment properties. These loans aggregated HK$13,923 and HK$10,139 as of April 30, 1999 and 2000 respectively. Interest charges on these loans range from 10.75% to 11.5% per annum as of April 30, 2000 (1999: 10.09% to 10.59% per annum).

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


5.   BANKING FACILITIES AND OTHER LOANS (Continued)

     (b)  Expected maturities of notes payable are as follows:

                             As of April 30, 2000
                                  HK $    US $

          2001                   4,070     526
          2002                   3,920     507
          2003                   2,149     278
                                ------  ------
                                10,139   1,311
                                ------  ------
                                ------  ------

     (c) The Group had outstanding loans to purchase 4.3 oz and 4.85 oz of gold as of April 30, 1999 and 2000 with the related balances being HK$9,500 and HK$10,259 respectively. These loans are due within the next year, however, have been historically renewed. These loans bear interest at 3.15% to 3.45% as of April 30, 2000 (1999: 3.1% to 3.3%). These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Group adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of HK$630 and HK$338 for the years ended April 30, 1999 and 2000 respectively. As the Group does not hedge for changes in the future price of gold, the Group is exposed to certain market risks, which may result from potential future increases in the price of gold.

     (d) The Group had a three month short-term loan of HK$1,165 due to a private company as of April 30, 1999. The loan bears interest at 2.8% per month and has been fully repaid in June 1999.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


6.   CAPITALIZED LEASE OBLIGATIONS

                                                        As of April 30
                                                  1999      2000     2000
                                                  HK $      HK $     US $
     Capitalized lease obligations:
       Within one year                             540       593       77
       In the second to fifth years inclusive      674       213       28
                                                 -----     -----    -----
                                                 1,214       806      105
                                                 -----     -----    -----
                                                 -----     -----    -----

     The following is a schedule of future minimum lease payments under capitalized leases as of April 30, 2000:

                                                     HK $  US $

     Future minimum lease payments                  1,027   133
     Less: Amount representing interest               221    28
                                                    -----  ----

     Present value of net minimum lease payments      806   105
     Less: Current portion                            593    77
                                                    -----  ----
                                                      213    28
                                                    -----  ----
                                                    -----  ----

     Finance charges on capitalized lease obligations for the years ended 1998, 1999 and 2000 were HK$92, HK$144 and HK$147 respectively.


7.   CONTINGENT LIABILITIES

     As of April 30, 1999 and 2000, the Group had contingent liabilities in respect of bills discounted with recourse amounting to HK$895 and HK$Nil respectively.

     As of April 30, 1999 and 2000, the Group provided guarantee in respect of the following:
     (a) Bank mortgage loans granted to a director, Yih Yu Chuan to the extent of HK$4,882 (US$632) and HK$Nil respectively;
     (b) Loan facility granted to a company, in which the Group has 18% equity interest as of April 30, 2000, to the extent of HK$Nil and HK$2,319 (US$300) principal amount plus the related interests respectively.

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

     (b) In the Initial Public Offering, the Company has issued 1,679,000 warrants (including 219,000 over-allotment warrants). Each warrant entitles the holders to purchase one share of common stock at a price of US$5.75 per share for a period of five years from the effective date of the offering. The Company has received all proceeds from the issue totalling HK$1,622 and was recorded in the Company's warrant reserve account.

     (c) In addition to note 8(b) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. These warrants and options are exercisable from April 15, 1998 and expire on April 14, 2003.

     (d) During the year ended April 30, 1999, 219,000 additional shares were issued to cover the over-allotment for the initial public offering completed in April 1998.

     (e) On October 29, 1999, the Company entered into a Securities Purchase Agreement with an accredited investor pursuant to which the Company agreed to issue and the investor agreed to purchase up to US$10,500,000 of 3% Convertible Debentures, as well as common stock purchase warrants. The Debenture is convertible into the shares of the Company's common stock, with an exercise price at the lesser of Fixed Conversion Price or the Variable Conversion Price. The Fixed Conversion Price is the greater of US$5.00 per share or 125% of the average closing bid price of the common stock for the 15 trading days ending on the trading day immediately before the respective Closing Dates. The Variable Conversion Price represents 92% of the average of the two lowest closing bid prices of the common stock during the 20 trading days immediately prior to conversion.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


8.   SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM (Continued)

     (e)  (Continued)
          On November 5, 1999, the Company issued the first tranche of US$3,000,000 of 3% Convertible Debentures with the date of maturity on November 5, 2002; and Warrants for the Convertible Debenture holder to purchase 45,000 shares of the Company's common stock at an exercise price of US$3.75 per share with an expiration date of November 30, 2004. In addition, Warrants to purchase 30,000 shares of the Company's common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

          On March 22, 2000, the Company issued the second tranche of US$3,500,000 of 3% Convertible Debentures with the date of maturity on March 22, 2003; and Warrants for the Convertible Debenture holder to purchase 52,500 shares of the Company's common stock at an exercise price of US$6.94 per share with an expiration date of March 31, 2005. In addition, Warrants to purchase 35,000 shares of the Company's common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

          As of April 30, 2000, all the first tranche of US$3,000,000 and US$500,000 out of the US$3,500,000 second tranche Convertible Debentures and related interest up to the dates of conversion, have been exercised and converted, and 1,072,412 shares of common stock were issued in this respect.

          No other share of common stock was issued during the year. The Company had 7,438,058 shares of common stock outstanding as of April 30, 2000 (1999: 6,365,646 shares).

     (f) On July 31, 1999 the Company entered into a consulting agreement with a consultant which providing investor relationship services to the Company, and the Company agreed to issue a 5-year common stock purchase warrant, with an expiration date of five years (July 30, 2004). The consulting agreement was terminated on January 31, 2000 and a warrant to purchase 35,000 shares of common stock of the Company at an exercise price of US$5.00 was issued.

     None of the warrants as aforesaid was exercised for each of the years in the three year period ended April 30, 2000.

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

     Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorised number of stock options was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the Plan shall be at least 100% of the fair market value per share of such shares on the Date of Grant, with a term of ten years.

     265,000 incentive stock options were issued on January 14, 2000 at an exercise price of US$5.0 (HK$38.65) per share and for a term of ten years.

     There were 1,285,000 and 1,550,000 incentive stock options issued and exercisable as of April 30, 1999 and 2000 respectively.


10.  RELATED PARTY TRANSACTIONS

     (a)  Names and relationship of related parties

                                                                Existing relationships with the Group
                                                                -------------------------------------

          Yih Yu Chuan                                          Director and major shareholder of the Company
          Gemological Institute of America,
            Hong Kong Limited                                   Common directors and major shareholders
          Lorenzo Consultant & Investment
            (China) Limited                                     Common directors and major shareholders
          Hong Kong Brasil Lapidary Limited                     Common director and major shareholder
          International Asset Management Limited                Common director

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


10.  RELATED PARTY TRANSACTIONS (Continued)

     (b)  Summary of related party transactions

                                                                                As of April 30
                                                                     1999               2000               2000
                                                     Notes           HK $               HK $               US $
                                                                   ------             ------             ------
          Due from related parties:
            Gemological Institute of America,
             Hong Kong Limited                        (i)           2,724              3,406                440
            Lorenzo Consultant & Investment
             (China) Limited                          (i)              25                  -                  -
            Hong Kong Brasil Lapidary Limited         (i)               3                  -                  -
                                                                   ------             ------             ------
                                                                    2,752              3,406                440
                                                                   ======             ======             ======


          Due (to) / from  related party:
            Yih Yu Chuan                              (i)              31                (12)                (2)
                                                                   ======             ======             ======

          Certain banking facilities granted to the
            Group collateralized by properties
            owned by Yih Yu Chuan and his
            personal guarantee to the extent of                    66,063             52,684              6,815
                                                                   ======             ======             ======

                                                                      Year ended April 30
                                                                1998        1999       2000      2000
                                                     Notes      HK $        HK $       HK $      US $

          Directors' emoluments                        (ii)    1,518       2,083      4,977       644
                                                              ======      ======     ======    ======
          Sales:
            Hong Kong Brasil Lapidary Limited         (iii)      254           3          -         -
            Gemological Institute of
             America, Hong Kong Limited               (iii)        -          71          -         -
                                                              ------      ------     ------    ------
                                                                 254          74          -         -
                                                              ======      ======     ======    ======
          Rental/Management fee income:
            Gemological Institute of
             America, Hong Kong Limited                (iv)      275           -        282        36
                                                              ======      ======     ======    ======
          Gain on sale of building:
            Yih Yu Chuan                                (v)    2,904           -          -         -
                                                              ======      ======     ======    ======
          Consultancy and professional fees
            paid and payable:
            International Asset Management Limited     (vi)      438         283        873       113
                                                              ======      ======     ======    ======

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


10.  RELATED PARTY TRANSACTIONS (Continued)

     (i) The amounts due from/to related parties represent unsecured advances which are interest free and repayable on demand.

     (ii)   The emoluments were determined by the directors.

     (iii) The sales to related parties are made according to the published prices and conditions offered to the major customers of the Group.

     (iv) During the year ended April 30, 1998, the Group had leased certain office space to a related party at HK$25 per month. The monthly charge was determined by the directors.

            During the year ended April 30, 2000, the Group has received management fee income from a related party. The fee was determined by the directors.

     (v) During the year ended April 30, 1998, Yih Yu Chuan purchased for cash an investment property from the Group at appraised value. The Group recognized a gain in this sale of HK$2,904 (see note 17(k)).

     (vi) The consultancy and professional fees were determined based on normal commercial terms.


11.  OPERATING LEASES COMMITMENTS

     As of April 30, 1999 and 2000, the Group had outstanding commitments not provided for under non-cancellable operating leases in respect of land and buildings, the portion of these commitments which are payable in the following year is as follows:

                                                         As of April 30
                                                   1999         2000      2000
                                                   HK $         HK $      US $
     Operating leases which expire:
        Within one year                             576        1,288       167
        In the second to fifth years inclusive    3,118        1,719       222
                                                  -----       ------     -----
                                                  3,694        3,007       389
                                                  -----       ------     -----
                                                  -----       ------     -----

     Total lease expense for the years ended April 30, 1998, 1999 and 2000 was HK$1,398, HK$3,281 and HK$3,759 respectively.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


12.  STAFF RELATED COSTS
                                                       Year ended April 30
                                               1998       1999      2000    2000
                                     Notes     HK $       HK $      HK $    US $

     Salaries, bonus and welfares            28,067     50,543    66,029   8,542
     Pension expense                 12(a)      248        446       483      62
                                             ------    -------   -------  ------
     Total Staff Cost                        28,315     50,989    66,512   8,604
                                             ======    =======   =======  ======

     (a)  The Group operates a defined contribution retirement plan (Retirement
          Plan) which is optional for all qualified employees. The assets of the Retirement Plan are held separately from those of the Group in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Group at rates specified in the rules of the Retirement Plan. Where employees leave the Retirement Plan prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

          The amount of forfeitures in respect of Retirement Plan for the years ended April 30, 1998, 1999 and 2000 was HK$16, HK$22 and HK$224
          respectively.


13.  INCOME TAXES

     Reconciliation to the expected statutory tax rate in Hong Kong of 16% (1999: 16% and 1998: 16%) is as follows:

                                                           Year ended April 30
                                                          1998    1999    2000
                                                             %       %       %
     Statutory rate                                       16.0    16.0    16.0
     Tax effect of net operating losses                    1.0     1.4     5.1
     Non taxable PRC profits                              (8.8)  (15.4)  (16.3)
     Others                                                0.4    (0.9)   (4.7)
                                                          ----   -----   -----
     Effective rate                                        8.6     1.1     0.1
                                                          ====   =====   =====

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


13.  INCOME TAXES (Continued)

     Income tax expense is comprised of the following:

                                                     Year ended April 30
                                                1998   1999      2000    2000
                                                HK $   HK $      HK $    US $

     Current taxes:
      For the year                             2,094    520     1,207     156
      Under (Over) provision in prior years       26   (140)   (1,182)   (153)
                                               -----  -----   -------   -----
                                               2,120    380        25       3
     Deferred taxes                                -      -         -       -
                                               -----  -----   -------   -----
     Income tax expense                        2,120    380        25       3
                                               =====  =====   =======   =====

     The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates.

     The Company is incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income tax. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% (1999: 16% and 1998:
     16%).

     PRC subsidiaries are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain PRC subsidiaries were exempted from PRC income tax for two years starting from their first profit-making years, followed by a 50% reduction of tax for next three years. Certain subsidiaries have commenced the tax holidays during the year. As a result, the Company has not recorded any PRC income tax expense. PRC income tax in the future will be calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

     Deferred taxation has not been provided as the tax effect of timing difference is insignificant at the balance sheet date.

     At the balance sheet date, major components of the deferred taxation liabilities (assets) unprovided are as follows:

                                                         As of April 30
                                                   1999       2000      2000
                                                   HK $       HK $      US $

     Excess of tax allowances over depreciation     357        385        50
     Tax losses carried forward                    (830)      (923)     (119)
                                                   ----      -----     -----
                                                   (473)      (538)      (69)
                                                   ====      =====     =====

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


14.  NOTES TO STATEMENTS OF CASH FLOWS

     (a)  Purchase of  subsidiary
          On March 22, 2000, Lorenzo acquired the remaining shareholding (i.e. 40%) of Lorenzo Marketing for a consideration of HK$1,830.

                                               Year ended April 30
                                                   2000    2000
                                                   HK $    US $
        Net liabilities acquired:
          Property, plant and equipment               4       1
          Trade receivables                         125      16
          Inventories                               512      66
          Cash and cash equivalents                  99      13
          Trade payables                            (68)     (9)
          Accrued expenses and other payables    (1,291)   (167)
                                                 ------   -----
                                                   (619)    (80)
        Interest attributable to the Group
          as of March 22, 2000                      372      48
        Goodwill arising from acquisition         2,077     269
                                                 ------   -----
        Total purchase consideration              1,830     237
                                                 ======   =====

        Satisfied by cash                         1,830     237
                                                 ======   =====

        There was no acquisition for each of the year ended April 30, 1998 and 1999.

     (b)  Analysis of changes in financing

                                                     Common stocks        Notes
                                                         (including     payable   Capitalized            3%
                                                        premium and   and other         lease   convertible
                                                    warrant reserve)      loans   obligations    debentures
                                                               HK $        HK $          HK $          HK $
                                                    ---------------   ---------   -----------   -----------
        As of April 30, 1997                                    339      26,239         1,402             -
        Cash provided by (used in) financing                 43,355           -             -             -
        New (Repayment of) loans, net                             -      (6,582)         (438)            -
        Inception of capitalized lease contracts                  -           -           320             -
                                                    ---------------   ---------   -----------   -----------

        As of April 30, 1998                                 43,694      19,657         1,284             -
        Cash provided by (used in) financing                  7,364           -             -             -
        New (Repayment of) loans, net                             -       4,931          (539)            -
        Inception of capitalized lease contracts                  -           -           469             -
                                                    ---------------   ---------   -----------   -----------

        As of April 30, 1999                                 51,058      24,588         1,214             -
        Cash provided by (used in) financing                 27,231           -             -             -
        New (Repayment of) loans, net                             -      (4,190)         (555)       23,190
        Inception of capitalized lease contracts                  -           -           147             -
                                                    ---------------   ---------   -----------   -----------

        As of April 30, 2000                                 78,289      20,398           806        23,190
                                                    ===============   =========   ===========   ===========

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


15.  OTHER SUPPLEMENTARY INFORMATION

     The following items are included in the consolidated statements of operations in arriving at income before income taxes:

                                                           Year ended April 30

                                                       1998    1999     2000    2000
                                                       HK $    HK $     HK $    US $
     Finance costs
      Interest expenses                               7,176   6,876    5,648     731
      Issuing costs for convertible debentures            -       -    4,524     585
                                                      -----  ------  -------  ------
                                                      7,176   6,876   10,172   1,316
                                                      -----  ------  -------  ------
                                                      -----  ------  -------  ------

     Direct expenses attributable to rental income       44       2       29       4
                                                      -----  ------  -------  ------
                                                      -----  ------  -------  ------

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16.  REPORT ON SEGMENT INFORMATION

     (a)  The Group has operations in the following geographical areas:

                                                       Year ended April 30
                                               1998       1999       2000      2000
                                               HK $       HK $       HK $      US $
                                            -------   --------   --------   -------
 Operating revenue:
   Sales to customers outside the Group:
    United States of America & Canada       111,274    178,930    231,751    29,981
    Hong Kong                                 2,248        630     20,395     2,638
    Europe and other countries                5,667     13,467     45,330     5,864
    PRC                                          58         37      2,413       312
    Japan                                     4,952      2,155      1,012       131
                                            -------   --------   --------   -------
                                            124,199    195,219    300,901    38,926
                                            -------   --------   --------   -------
                                            -------   --------   --------   -------

Income taxes:
   Hong Kong                                  2,120        380         25         3
   PRC                                            -          -          -         -
                                            -------   --------   --------   -------
                                              2,120        380         25         3
                                            -------   --------   --------   -------
                                            -------   --------   --------   -------

  Segment profit:
   Hong Kong                                 15,415      6,335      1,557       202
   PRC                                       14,005     33,008     37,143     4,805
 Interest expenses, net                      (6,964)    (5,186)    (2,980)     (386)
                                            -------   --------   --------   -------
 Net income                                  22,456     34,157     35,720     4,621
                                            -------   --------   --------   -------
                                            -------   --------   --------   -------


                                                         As of April 30
                                              1999            2000          2000
                                              HK $            HK $          US $
                                            -------       --------       -------
 Segment assets:
   Hong Kong                                 89,305        181,387        23,465
   PRC                                      133,570        129,152        16,708
                                            -------       --------       -------
                                            222,875        310,539        40,173
                                            -------       --------       -------
                                            -------       --------       -------

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16.  REPORT ON SEGMENT INFORMATION (Continued)

     (b) The Group operates in two segments, the manufacture of jewelry and holding of investment properties. Information regarding these segments is as follows:

                                                       Year ended April 30
                                                1998      1999      2000      2000
                                                HK $      HK $      HK $      US $
       Revenues:
         Manufacture of jewelry              124,199   195,219   300,901    38,926
         Holding of investment properties      1,273       474       875       113
                                             -------  --------  --------   -------
                                             125,472   195,693   301,776    39,039
                                             =======   =======   =======   =======
       Income tax provision (credit):
         Manufacture of jewelry                1,924       305      (110)      (14)
         Holding of investment properties        196        75       135        17
                                             -------  --------  --------   -------
                                               2,120       380        25         3
                                             -------  --------  --------   -------
       Segment profit:
         Manufacture of jewelry               21,227    33,685    34,874     4,512
         Holding of investment properties      1,229       472       846       109
                                             -------  --------  --------   -------
                                              22,456    34,157    35,720     4,621
                                             =======   =======   =======   =======

          All of the Group's depreciation expense and capital expenditures during the three years ended April 30, 2000 relate to the manufacture of jewelry.

                                                           As of April 30
                                                1999            2000          2000
                                                HK $            HK $          US $
      Segment assets:
         Manufacture of jewelry              200,514         289,308        37,426
         Holding of investment properties     22,300          19,100         2,471
         Unallocated - goodwill                   61           2,131           276
                                             -------        --------       -------
                                             222,875         310,539        40,173
                                             =======        ========       =======


                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


16.  REPORT ON SEGMENT INFORMATION (Continued)

     (c) The Group derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

                                                 Year ended April 30
                                         1998          1999          2000
                                         HK $   %      HK $   %      HK $   %

        QVC Network Inc.               68,718  55   112,170  57   136,077  45
        QVC - Europe                    2,735   2    12,832   7    40,769  14
        Tocantins Minerals Mining &
         Science Corp.                 15,691  13         -   -         -   -

          Accounts receivable related to these major customers were HK$15,160 as of April 30, 1999 and HK$12,041 as of April 30, 2000.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (c)  Stock-based compensation
          Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to employees on the financial statements.

          Under US GAAP, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 " Accounting for Stock-Based Compensation " (SFAS 123). As permitted by SFAS 123, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of the Company's incentive stock options is same to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan. Had compensation expense for the incentive stock option plan been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS 123, the Company's net income and earnings per share would have been reported as follows:


                                            Year ended April 30
                                            1999     2000   2000
                                            HK $     HK $   US $
                                          -------  -------  -----
          Pro forma net income             11,009   34,124  4,414
                                          =======  =======  =====
          Pro forma earnings per share
           Basic                             1.73     5.18   0.67
                                          =======  =======  =====
           Diluted                           1.73     4.95   0.64
                                          =======  =======  =====

          The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                          Year ended April 30
                                                             1999      2000
          Expected dividend yield                             Nil       Nil
          Expected stock price volatility                     60%       19%
          Risk-free interest rate                           5.85%     6.49%
          Expected life of options                        3 years   3 years

          The weighted average fair value per option granted during the year ended April 30, 1999 and 2000 was US$2.25 and US$0.41 respectively.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (c)  Stock-based compensation (Continued)
          The Company's stock option activities and related information for the years ended April 30, 1998, 1999 and 2000 are summarized as follows:

                                                 Year ended April 30
                         --------------------------------------------------------------------
                                 1998                  1999                        2000
                                   Weighted              Weighted                    Weighted
                                    average               average                     average
                                   exercise              exercise                    exercise
                          Options     price    Options      price         Options       price
                                       US $                  US $                        US $
Outstanding and
  exercisable,
  beginning of year             -         -          -          -       1,285,000         5.0
 Granted                        -         -  1,285,000        5.0         265,000         5.0
Exercised                       -         -          -          -               -           -
Forfeited                       -         -          -          -               -           -
                         --------            ---------                 ----------
Outstanding and
  exercisable,
  end of year                   -         -  1,285,000        5.0       1,550,000         5.0
                         ========            =========                 ==========
Weighted average
  remaining
  contractual life              -             10 years                 9.13 years
                         ========            =========                 ==========

     (d)  Stock-based transactions
          The Company issued to a consultant a warrant to purchase 35,000 shares of common stock as part of the consultancy fee on July 31,1999 (see note 8(f)). In addition, the Company issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000 (see note 8(e)). Under HK GAAP, there are no specific requirements to recognize the compensation costs arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on fair value of the warrants at the date of issue. Using the Black-Scholes option pricing model with the same weighted-average assumptions as employees' stock options, the fair value of these warrants was estimated as HK$136 and HK$328 respectively and have been recoginzed as an additional expense during the year ended April 30, 2000 and the same amount was recorded in the Company's warrant reserve account (see note 17 (n)). Accordingly, there is no effect on the shareholders' equity under US GAAP.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (e)  Discount on convertible debentures
          In connection with the convertible debentures issued with detachable warrants to a placement agent (see note 8(e)), there are no specific requirements under HK GAAP to allocate any of the proceeds from issuance of convertible debenture attributable to detachable warrants. Under US GAAP, the proceeds from issuance of convertible debenture with detachable warrants shall be allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debenture should be recorded as discount or premium. The discount or premium is amortized over the life of the debenture, using the interest method. During the year ended April 30, 2000, the Company recognized a sum of HK$534 as discount on convertible debentures. The amount of discount on convertible debentures amortized for the year ended April 30, 2000 and unamortized balance as at April 30, 2000 are HK$238 and HK$296 respectively.

     (f)  Capitalized deferred costs
          During the year ended April 30, 1998, the Company merged with Deen. Approximately HK$640 and HK$193 of costs were incurred in connection with the merger for each of the years ended April 30, 1997 and 1998 respectively. In previous years under HK GAAP, these costs were capitalized as organization costs and amortized over ten years. Following the adoption of the SSAP (Revised) in the current year, the carrying amount of such cost amounting to HK$686 has been fully expensed in the current year (see note 2(j)). Under US GAAP, as Deen has no significant assets or substantive operations, other than a large shareholder base, these costs, would be expensed as incurred. The effect is that there is no more organization costs being capitalized under both HK and US GAAP as of April 30, 2000.

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

          During the year ended April 30, 1999 and 2000, there is no additional capitalized deferred cost incurred.

     (g)  Earnings per share
          Under US GAAP shares issued in connection with Deen Merger (see note 8(a)) are reflected as outstanding for all periods as they were issued for nominal consideration whereas under HK GAAP these shares are reflected as outstanding since the date of the issue (i.e., October 6, 1997).

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (g)  Earnings per share (Continued)
          In addition, under HK GAAP the number of incremental shares included in the denominator in connection with the warrants and options (see note 8) is the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares whereas under US GAAP the number of incremental shares is determined by computing a year-to-date weighted average number of incremental shares included in each quarterly diluted EPS computation which is computed by using the average market prices during the three months included in the reporting period.

     (h)  Fair value of financial instruments
          The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. Under US GAAP the estimated fair values are to be disclosed if they are materially different from the underlying historical cost basis. The Group has the following financial instruments and investments, where the fair values may be different from historical costs.

          i) Investment properties - The fair value of the investment properties held by the Group as of April 30, 2000 is estimated to be HK$19,100 on the open market value basis whereas the historical cost of such properties is HK$16,968. The market valuations were performed by independent qualified surveyors at dates close to the balance sheet date.

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

     (i)  Investment properties
          Under HK GAAP investment properties are included in the balance sheet at their open market values, based on a year end valuation. Under US GAAP investment properties are recorded at their historical costs. This would have reduced the carrying values by HK$6,412 and HK$3,212 as of April 30, 1999 and 2000 respectively with no related income tax effect. Under HK GAAP investment properties have not been depreciated since 1995, at which time accumulated depreciation was HK$1,080. Under US GAAP depreciation would have continued to be recorded over an estimated useful life of 40 years based on historical costs. This would have increased depreciation expense for the years

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (i)  Investment properties (Continued)
          ended April 30, 1998, 1999 and 2000 by HK$547, HK$424 and HK$424
          respectively with no related income tax effect.

     (j)  Property, plant and equipment
          During the year ended April 30, 1999, an investment property that had a carrying value of HK$2,500 has been reclassified as land and buildings due to the change of its use. Under HK GAAP, the cost of such an asset upon transfer is deemed to be the carrying amount of the asset as stated under its original classification. Any previous revaluation reserve on the asset is frozen upon the transfer until the retirement or disposal of the assets. A debit revaluation reserve of HK$2,297 has been frozen in this respect and included in the investment property revaluation reserve. Depreciation is then provided to write off the carrying amount over the unexpired lease terms.

          Under US GAAP, the amounts transferred are its historical cost of HK$4,894 and respective accumulated depreciation of HK$586 as investment properties are recorded at their historical costs (see note 17(i)). The net effect arising from the different accounting treatment, as aforesaid, would have increased the depreciation charge of HK$48 for each of the years in the two year period ended April 30, 2000 with no related income tax effect.

     (k)  Related party transactions
          Under US GAAP significant related party advances are recorded as a reduction to equity as opposed to an asset.

          In October 1997, the Group sold a building to its major shareholder and recognized a gain of HK$2,904. Under US GAAP, such gain would be recorded as a capital contribution. Accordingly, there would be no effect on the shareholders' equity under US GAAP.

     (l)  Deferred taxes
          Under HK GAAP provision for deferred taxes is calculated under the liability method for all material timing differences to the extent that it is probable that these will crystallize in the foreseeable future. Under US GAAP provision for deferred taxes requires the recognition of deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences without regard to the probability of future reversal. As the temporary differences are considered as not material, no provision for deferred taxes has been made under US GAAP.

     (m)  Share premium
          The Company has created a share premium of HK$48,944 following the public offering of 1,679,000 shares of common stocks. Under US GAAP these amounts would be termed additional paid-in capital, however, no adjustment would be required to total shareholders' equity.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     (n)  Warrant reserve
          As a result of the different accounting treatments as detailed in note 17(d) and (e) in respect of the discount on convertible debentures and stock-based transactions, effects on the warrant reserve under US GAAP are as follows:
          - the portion allocable to the detachable warrants of HK$534 is accounted for as warrant reserve;
          - the stock-based compensation cost of HK$464 arising from the issue of warrants to a consultant was recorded in the Company's warrant reserve.
          However, no adjustment would be required to total shareholders' equity.

     (o)  Operating income
          Under HK GAAP, interest income of HK$212, HK$1,690 and HK$2,668 for each of the years in the three year period ended April 30, 2000 has been included in arriving at the operating income, while under US GAAP, such income is excluded. Accordingly, the operating income under US GAAP would be HK$31,538, HK$39,450 and HK$38,320 for each of the years in the three year period ended April 30, 2000.

     (p)  Comprehensive income
          The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There were no items of comprehensive income as defined by SFAS No. 130 for any of the periods presented.

     (q)  Statement of cash flows
          Under US GAAP, net movements of income taxes payable is included in arriving at the net cash flows from operating activities while under HK GAAP, such movements are excluded and the income taxes paid for the year is shown separately under taxation in the statement of cash flows. In addition, under US GAAP, movements of advances from banks repayable within three months from the date of the advance are included under financing activities whereas under HK GAAP, such advances are included in cash and cash equivalents and their movements are shown as change in cash and cash equivalents.

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     The following table summarized the effect on net income of differences between HK GAAP and US GAAP.

                                                                        Year ended April 30

                                                             1998         1999         2000         2000
                                                             HK $         HK $         HK $         US $
     Net income as reported under HK GAAP                  22,456       34,157       35,720        4,621
     US GAAP material adjustments:
      - Depreciation on investment properties                (547)        (424)        (424)         (55)
      - Depreciation on property                                -          (48)         (48)          (6)
      - Capitalized deferred costs                           (898)           -            -            -
      - Amortization of costs for shares issuable
          to note holders                                  (6,049)           -            -            -
      - Gain on disposal of an investment property
          to a related party                               (2,904)           -            -            -
      - Additional gain on disposal of an
          investment property                                  76            -            -            -
      - Amortization of Deen Merger costs                      64           83          686           89
      - Amortization of goodwill                                7            7            7            1
      - Amortization of financial consulting
          fee paid to the representative in the public
          offering                                              -         (417)        (275)         (36)
      - Amortization of discount on convertible
          debentures                                            -            -         (238)         (31)
      - Compensation costs for consulting services              -            -         (136)         (18)
      - Compensation costs for agency services                  -            -         (328)         (42)
                                                        ---------   ----------   ----------   ----------
     Net income under US GAAP                              12,205       33,358       34,964        4,523
                                                        ---------   ----------   ----------   ----------
                                                        ---------   ----------   ----------   ----------

     Numerator:
     Net income used in computing basic
          earnings per share under US GAAP                 12,205       33,358       34,964        4,523
     Interest on 3% convertible debentures                      -            -          251           32
                                                        ---------   ----------   ----------   ----------
     Net income used in computing diluted
          earnings per share under US GAAP                 12,205       33,358       35,215        4,555
                                                        ---------   ----------   ----------   ----------
                                                        ---------   ----------   ----------   ----------

     Denominator:
     Weighted average number of shares outstanding
          under HK GAAP - basic                         4,539,128    6,347,046    6,589,415    6,589,415
     Shares for Deen Merger                                61,878            -            -            -
                                                        ---------   ----------   ----------   ----------
     Weighted average number of shares outstanding
          under US GAAP - basic                         4,601,006    6,347,046    6,589,415    6,589,415
     Effect of dilutive potential ordinary shares:
          3% convertible debentures                             -            -      337,239      337,239
          Warrants                                          4,854            -       17,986       17,986
          Stock options                                         -          514            -            -
                                                        ---------   ----------   ----------   ----------
     Weighted average number of shares outstanding
          under US GAAP - diluted                       4,605,860    6,347,560    6,944,640    6,944,640
                                                        ---------   ----------   ----------   ----------
                                                        ---------   ----------   ----------   ----------

     Earnings per share under
          US GAAP
            - Basic                                          2.65         5.26         5.31         0.69
                                                        ---------   ----------   ----------   ----------
                                                        ---------   ----------   ----------   ----------

            - Diluted                                        2.65         5.26         5.07         0.66
                                                        ---------   ----------   ----------   ----------
                                                        ---------   ----------   ----------   ----------

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     The following table summarized the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

                                                                   As of April 30
                                                          1999             2000      2000
                                                          HK $             HK $      US $
                                                       -------         --------   -------
     Shareholders' equity as reported
       under HK GAAP                                   128,428          188,179    24,344
     Cumulative effect of depreciation
       on investment properties                         (2,122)          (2,546)     (329)
     Cumulative effect of depreciation
       on property                                        (537)            (585)      (76)
     Capitalized Deen Merger costs                        (686)               -         -
     Reduction for related company advance              (2,752)          (3,406)     (440)
     Deferral of future financial consulting paid
       to the representative in the public offering        418              143        18
     Unamortized discount on convertible
       debentures                                            -              296        38
     Reduction for goodwill recorded
       on the merger of the Company
       and Lorenzo                                         (61)             (54)       (7)
     Surplus arising on revaluation of
       investment properties                            (6,412)          (3,212)     (415)
     Deficit frozen upon transfer of an investment
       property to land and building                     2,297            2,297       297
                                                       -------         --------   -------

     Shareholders' equity under US GAAP                118,573          181,112    23,430
                                                       -------         --------   -------
                                                       -------         --------   -------

                             LJ INTERNATIONAL INC.

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

            (Amounts in thousands, except share and per share data)


17. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

     Impact of recently issued US GAAP accounting standards

     Financial instruments
     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for derivative instruments and hedging activities" which delayed the effective date of SFAS No. 133 "Accounting for derivative instruments and hedging activities" for one year. SFAS No. 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by the Group when required, if not earlier. The Group currently does not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect the Group's financial statements.

     Revenue recognition
     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue recognition in financial statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The impact, if any, of adopting SAB 101 on the Group's consolidated financial position, results of operations and cash flows, has not been determined.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LJ INTERNATIONAL INC.
                                                 (Registrant)



Date:  September 28, 2000                     By: /s/ YU CHUAN YIH
       ------------------------------            ----------------------------
                                                 Yu Chuan Yih
                                                 Chairman

                                 EXHIBIT INDEX


Exhibit                                                         Page
Number             Description of Exhibit                       Number


1                  Agreement with QVC, Inc. - incorporated
                   by reference to the exhibits to Post Effective Amendment No. 3 to the Registration Statement on Form F-1,
                   File No. 333-7912.