Form 20-F
period 2001-04-30
LJ INTERNATIONAL INC
filed 2001-09-25
CIK 1046692

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED APRIL 30, 2001

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

                             UNIT #12, 12/F, BLOCK A
                             FOCAL INDUSTRIAL CENTRE
                                21 MAN LOK STREET
                          HUNG HOM, KOWLOON, HONG KONG
                    ----------------------------------------
                    (Address of principal executive offices)

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

                                      None
                                ----------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2001:

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

         Yes  [X]     No  [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ ]      Item 18  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Not Applicable.

                           FORWARD-LOOKING STATEMENTS


         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 20-F and other materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us) contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on our behalf. These risks and uncertainties include, but are not limited to, those relating to dependence upon certain customers, dependence upon key personnel, control by principal shareholder, competition from larger competitors, material factors relating to the operations of the business, People's Republic of China ("PRC") and Hong Kong political considerations, dependence on factories in China, and general economic conditions.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following selected consolidated financial data with respect to each of the years in the five-year period ended April 30, 2001 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

         We prepare our consolidated financial statements in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP. For a discussion of the significant differences between Hong Kong GAAP and US GAAP, see Note 19 of Notes To And Forming Part Of The Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                              Year ended April 30,
                                                   ------------------------------------------------------------------------------
                                                     1997          1998          1999          2000          2001          2001
                                                      HK$           HK$           HK$           HK$           HK$           US$
AMOUNT IN ACCORDANCE WITH HONG
    KONG GAAP
Operating revenues ...........................       92,258       124,199       195,219       300,901       357,785        46,285
                                                   ========      ========      ========      ========      ========      ========

Operating income .............................       21,930        31,540        39,723        38,725        36,472         4,718
Interest expense, net ........................       (3,999)       (6,964)       (5,186)       (2,980)       (2,781)         (360)
                                                   --------      --------      --------      --------      --------      --------
Income before income taxes ...................       17,931        24,576        34,537        35,745        33,691         4,358
Income taxes .................................       (2,210)       (2,120)         (380)          (25)       (1,637)         (211)
                                                   --------      --------      --------      --------      --------      --------
Net income ...................................       15,721        22,456        34,157        35,720        32,054         4,147
                                                   ========      ========      ========      ========      ========      ========
Dividends per share ..........................           --            --            --            --            --            --
                                                   --------      --------      --------      --------      --------      --------

NUMERATOR:
Net income used in computing basic
    earnings per share .......................       15,721        22,456        34,157        35,720        32,054         4,147
Interest on 3% convertible debentures ........           --            --            --           251           127            16
                                                   --------      --------      --------      --------      --------      --------
Adjusted net income used in
    computing diluted earnings per
    share ....................................       15,721        22,456        34,157        35,971        32,181         4,163
                                                   ========      ========      ========      ========      ========      ========
DENOMINATOR:
Weighted average number of shares
    outstanding - basic (thousands) ..........        4,387         4,539         6,347         6,589         8,567         8,567
Effect of dilutive potential ordinary
    shares:
    3% convertible debentures ................           --            --            --           337            49            49
    Warrants .................................           --             5            --             7            --            --
    Options ..................................           --            --             1            --             6             6
                                                   --------      --------      --------      --------      --------      --------
Weighted average number of shares
    outstanding - diluted (thousands) ........        4,387         4,544         6,348         6,933         8,622         8,622
                                                   ========      ========      ========      ========      ========      ========

Earnings per share - basic ...................         3.58          4.95          5.38          5.42          3.74          0.48
                                                   ========      ========      ========      ========      ========      ========

Earnings per share - diluted .................         3.58          4.94          5.38          5.19          3.73          0.48
                                                   ========      ========      ========      ========      ========      ========

                                                                               Year ended April 30,
                                                       -------------------------------------------------------------------
                                                         1997       1998        1999        2000        2001        2001
                                                          HK$        HK$         HK$         HK$         HK$         US$
AMOUNT IN ACCORDANCE WITH US
    GAAP
Operating revenues ...............................      92,258     124,199     195,219     300,901     357,785      46,285
                                                       =======     =======     =======     =======     =======     =======
Operating income before income taxes .............      16,599      14,325      33,738      34,989      33,918       4,388
                                                       -------     -------     -------     -------     -------     -------
Net income per US GAAP ...........................      14,389      12,205      33,358      34,964      32,281       4,177
                                                       -------     -------     -------     -------     -------     -------

Dividends per share ..............................          --          --          --          --          --          --
                                                       -------     -------     -------     -------     -------     -------

NUMERATOR:
Net income used in computing basic
    earnings per share ...........................      14,389      12,205      33,358      34,964      32,281       4,177
Interest on 3% convertible debentures ............          --          --          --         251         127          16
                                                       -------     -------     -------     -------     -------     -------
Adjusted net income used in
    computing diluted earnings per
    share ........................................      14,389      12,205      33,358      35,215      32,408       4,193
                                                       =======     =======     =======     =======     =======     =======


DENOMINATOR:
Weighted average number of shares
    outstanding under
    HK GAAP - basic (thousands) ..................       4,387       4,539       6,347       6,589       8,567       8,567
Shares for Deen Merger ...........................         143          62          --          --          --          --
                                                       -------     -------     -------     -------     -------     -------
Weighted average number of shares
    outstanding under
    US GAAP - basic (thousands) ..................       4,530       4,601       6,347       6,589       8,567       8,567
Effect of dilutive potential ordinary
    shares:
    3% convertible debentures ....................          --          --          --         337          49          49
    Warrants .....................................          --           5          --          18          --          --
    Options ......................................          --          --           1          --           1           1
                                                       -------     -------     -------     -------     -------     -------
Weighted average number of shares
    outstanding under
    US GAAP - diluted (thousands) ................       4,530       4,606       6,348       6,944       8,617       8,617
                                                       =======     =======     =======     =======     =======     =======


Earnings per share - basic .......................        3.18        2.65        5.26        5.31        3.77        0.49
                                                       =======     =======     =======     =======     =======     =======

Earnings per share - diluted .....................        3.18        2.65        5.26        5.07        3.76        0.49
                                                       =======     =======     =======     =======     =======     =======

CONSOLIDATED BALANCE SHEET DATA:

                                                                              As of April 30,
                                                   -------------------------------------------------------------------
                                                    1997         1998        1999       2000        2001        2001
                                                     HK$         HK$          HK$       HK$         HK$          US$
AMOUNT IN ACCORDANCE WITH
    HONG KONG GAAP
    Working capital .........................      (2,757)      39,090      75,645     158,795     155,787      20,153
    Total assets ............................      82,879      154,616     222,875     310,539     367,379      47,528
    Long-term obligations ...................      13,006       10,544       9,028      29,472       2,216         287
    Total shareholders' equity ..............      16,981       90,257     128,428     188,179     242,635      31,389

AMOUNT IN ACCORDANCE WITH
    US GAAP
    Working capital .........................      (2,757)      39,090      75,645     162,201     166,532      21,543
    Total assets ............................      78,533      142,307     213,020     306,879     365,614      47,300
    Long-term obligations ...................      13,006       10,544       9,028      29,472       2,216         287
    Total shareholders' equity ..............      12,635       77,948     118,573     184,518     240,870      31,161


EXCHANGE RATE INFORMATION

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

                                                      AVERAGE
                                                     NOON BUYING
                                                        RATE
CALENDAR YEAR                                       (HK$ PER US$)
-------------                                       -------------
1996                                                   7.7345
1997                                                   7.7431
1998                                                   7.7467
1999                                                   7.7594
2000                                                   7.7924

    CALENDAR MONTH                           HIGH                    LOW
    --------------                           ----                    ---
March 2001                                  7.8003                  7.7994
April 2001                                  7.8000                  7.7983
May 2001                                    7.8003                  7.7991
June 2001                                   7.8000                  7.7990
July 2001                                   7.8003                  7.7996
August 2001                                 7.8000                  7.7992


B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.


C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.


D.       RISK FACTORS.

WE DEPEND UPON QVC, INC. FOR A LARGE PORTION OF OUR SALES AND WE CANNOT BE CERTAIN THAT THESE SALES WILL CONTINUE. IF THEY DO NOT, OUR REVENUES WILL LIKELY DECLINE.

         Although we sell to a large number of customers in a variety of markets, a substantial portion of our sales involve rings to one volume customer, QVC, Inc. For the fiscal years ended April 30, 2000 and 2001, QVC, Inc. accounted for approximately 45% and 47% of our sales. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contracts with QVC, Inc., who orders only on a "purchase order" basis. The loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect. We cannot assure that QVC, Inc. will continue to use us for the design and manufacture of a portion of their jewelry requirements.

WE DEPEND UPON CERTAIN KEY PERSONNEL TO MANAGE OUR COMPANY.

         Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our current management, particularly:

         o        our Chairman and President, Yu Chuan Yih;

         o        our Executive Vice President, Ka Man Au;

         o        our Senior Vice President, Joseph Tuszer; and

         o        our Chief Financial Officer, Hon Tak Ringo Ng.

         We have entered into an employment agreement only with Mr. Yih, since the loss of his services could have an adverse effect on our ability to achieve our business objectives. We maintain key-person life insurance in the amount of US$5,000,000 on Mr. Yih's life, with the proceeds of such insurance payable to us.

WE ARE CONTROLLED BY ONE OF OUR EXISTING SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

         Our largest shareholder currently beneficially owns or controls approximately 36.5% of our outstanding shares. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

WE FACE SIGNIFICANT COMPETITION FROM LARGER COMPETITORS.

         The manufacture and distribution of jewelry is a highly competitive industry characterized by a diversity and sophistication of product. We compete with major domestic and international companies with substantially greater financial, technical and marketing resources and personnel than us. While we believe that our vertically integrated low-cost, high-volume and quality manufacturing process provides us with a competitive edge, there can be no assurance other jewelry manufacturers will not similarly develop low-cost, high-volume production capability or an even better process, providing greater competition for us and materially affecting our business prospects.

MATERIAL FACTORS RELATING TO THE OPERATIONS OF THE BUSINESS COULD AFFECT OUR SUCCESS.

         As a manufacturer and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:

         o        technological developments in the mass production of jewelry;

         o our ability to efficiently meet the design and production requirements of our customers; and

         o        the market acceptance of our customers' jewelry.

         Further factors impacting the success of our operations are:

         o        increases in expenses associated with continued sales growth;

         o        our ability to control costs;

         o our management's ability to evaluate the public's taste and new orders to target satisfactory profit margins;

         o our capacity to develop and manage the introduction of new designed products; and

         o        our ability to compete.

         Quality control is also essential to our operations, since customers demand compliance with design and product specifications and consistency of production. We cannot assure that revenue growth will be sustained on a quarterly or annual basis.

OUR SALES AND MARKETING OPERATIONS ARE PERFORMED PRINCIPALLY AT OUR EXECUTIVE OFFICES WHICH ARE LOCATED IN HONG KONG. AS A RESULT, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE INFLUENCED BY THE POLITICAL SITUATION IN HONG KONG AND BY THE GENERAL STATE OF THE HONG KONG ECONOMY.

         On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China, and Hong Kong became a Special Administrative Region of China, an SAR. As provided in the Sino-British Joint Declaration on the Question of Hong Kong, referred to as the Joint Declaration, and the Basic Law of the Hong Kong SAR of China, referred to as the Basic Law, the Hong Kong SAR is to have a high degree of autonomy except in foreign and defense affairs. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years. Based on the current political conditions and our understanding of the Basic Law, we do not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on our financial and operating environment. We cannot assure, however, that changes in political or other conditions will not result in such an adverse impact.

OUR MANUFACTURING FACILITIES ARE LOCATED IN CHINA. OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY, THEREFORE, BE INFLUENCED BY THE ECONOMIC, POLITICAL, LEGAL AND SOCIAL CONDITIONS IN CHINA.

         Since 1978, the Chinese government has been reforming, and is expected to continue to reform, China's economic and political systems. Such reforms have resulted in significant social progress. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refinement and readjustment process may not always have a positive effect on our operations in China. At times, we may also be adversely affected by changes in policies of the Chinese government such as changes in laws and regulations or their interpretation, the introduction of additional measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion and remittances abroad. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework for China's political and economic systems. This is because of the broad support for the reform process and the fact that the economic system in China has already undergone extensive changes as a result of the success of such reforms.

OUR PRODUCTS ARE CURRENTLY MANUFACTURED AT OUR FACTORIES LOCATED IN SHANTOU AND SHENZHEN, CHINA. HOWEVER, FIREFIGHTING AND DISASTER RELIEF OR ASSISTANCE IN CHINA ARE PRIMITIVE BY WESTERN STANDARDS.

         We have obtained fire, casualty and theft insurance aggregating approximately $8.5 million covering several of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our factories due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

SALES OF OUR JEWELRY TO RETAILERS ARE GENERALLY STRONGER BETWEEN JUNE AND JANUARY OF EACH YEAR DUE TO THE IMPORTANCE OF THE HOLIDAY SELLING SEASON.

         The approximately 47% of our sales during the fiscal year ended April 30, 2001 to our largest customer, QVC, Inc., were not seasonal in nature. It has been our management's experience that the remaining 53% of our total sales are seasonally sensitive.

ALTHOUGH OUR SALES AND NET INCOME HAVE BEEN STEADILY GROWING, RETAIL JEWELRY SALES ARE SENSITIVE TO FLUCTUATIONS IN THE ECONOMIC CYCLE.

         Unfavorable general economic conditions have an adverse effect on consumer spending and, therefore, on our business. We believe our growth and products are less sensitive to economic downturns due to our mass manufacturing capabilities, merchandising, and low-cost products that are more impulse purchase items. Unfavorable general economic conditions or a downturn in consumer confidence may in the future have an adverse effect on consumer spending preferences and, therefore, on our business.

WE LACK PATENT PROTECTION FOR OUR MANUFACTURING PROCESS.

         We believe that one of our most competitive advantages is our vertically integrated manufacturing structure that produces high quality jewelry in large quantities and at favorable prices. However, the general concepts of such high volume production are known in the industry and the ability of others to build upon the basic processes and develop similar, if not better, applications to high volume production could have an adverse competitive impact.

OUR HOLDING COMPANY STRUCTURE CREATES RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.

         We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

IT MAY BE DIFFICULT TO SERVE US WITH LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST US OR OUR MANAGEMENT.

         We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China and Hong Kong. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands, China or Hong Kong would enforce:

         o judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

         o in original actions brought in the British Virgin Islands, China or Hong Kong, liabilities against us or non-residents based upon the securities laws of the United States or any state.

NON-REGISTRATION OF OUR IPO WARRANTS AND THE UNDERLYING COMMON STOCK IN CERTAIN JURISDICTIONS MAY MAKE THEM WORTHLESS.

         Our IPO warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the shares of common stock issuable upon exercise of the warrants, and such shares are registered, qualified or deemed to be exempt under the securities laws of the states of residence of the exercising holders of the warrants. For the life of the warrants, we will attempt to maintain a current effective registration statement relating to the shares of common stock issuable upon exercise of the warrants. If we are unable to maintain a current registration statement because the costs render it uneconomical, or because the value of the shares of common stock underlying the warrants is less than the exercise price, or any number of other reasons, the warrant holders will be unable to exercise the warrants and the warrants may become valueless.

         Although the warrants will not knowingly be sold to purchasers in jurisdictions in which the securities are not registered or otherwise qualified for sale, purchasers may buy warrants in the after-market or may move to jurisdictions in which the shares underlying the warrants are not registered or qualified during the period that the warrants are exercisable. In this event, we would be unable to issue shares of common stock to those persons desiring to exercise their warrants, whether in response to a redemption notice or otherwise, unless and until the shares could be qualified for sale in the jurisdictions in which such purchasers reside, or exemptions exist in such jurisdictions from such qualification. Warrant holders would have no choice but to attempt to sell the warrants or allow them to expire unexercised.

SOME INFORMATION ABOUT US MAY BE UNAVAILABLE DUE TO EXEMPTIONS UNDER THE EXCHANGE ACT FOR A FOREIGN PRIVATE ISSUER.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

         o the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

         o the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

         o the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

Because of these exemptions, investors are not provided the same information which is generally available to investors about public companies organized in the United States.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         LJ International Inc. ("we") were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in:

o Lorenzo Jewelry Mfg. (H.K.) Limited, a company incorporated in Hong Kong on February 20, 1987. Lorenzo Jewelry owns all of the equity in:

         o        Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd.

         o        Shantou Lorenzo Jewelry Mfg., and

         o        Lorenzo Marketing Co. Limited.

o        Precious Gems Trading Ltd., which owns all of the equity in:

         o        Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.

o        Golden Horizon Trading Ltd., which owns all of the equity in:

         o        Lorenzo Jewellery (Shenzhen) Co., Ltd.

o Fine Gift Enterprises Ltd., which owns all of the issued share capital in:

         o        Lorenzo Diamond Jewelry Mfg. Co. Limited.

o        Excel Gold Industries, Ltd.

o        LJ Jewelery (Japan) Ltd.

         Under a cooperative joint venture agreement between Lorenzo Jewelry and Guangdong Province Shantou Artcrafts Imports and Exports Co., we control the operating and financial activities of Shantou Lorenzo Jewelry Mfg. and are responsible for all of its profits and losses.

         Our principal place of business and our executive offices are located at Units #11 and #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.


B.       BUSINESS OVERVIEW.

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

         We organize our marketing and distribution strategies by retail distribution channel. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

         o        fine jewelers;

         o        national jewelry chains;

         o        department stores;

         o        electronic retailers; and

         o        specialty.

         For the fiscal years ended April 30, 2000 and 2001, approximately 77% and 83% of sales were in North America.

OUR INDUSTRY

         The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

         o a small number of manufacturers that make and distribute their production directly to retailers; and

         o a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

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

OUR BUSINESS STRATEGY

         Our business strategy is to:

         o increase our market share of moderately priced high-quality gem-set jewelry by capitalizing on our unique vertically integrated manufacturing processes to produce high volume, high-quality products;

         o further develop our existing customer relationships with our specialized services; and

         o aggressively expand into new distribution channels, particularly in the United States and throughout Western Europe, Japan, and China.

         We are aggressively developing new product lines in exotic stones, which have high perceived values in semi-precious stones. We have recently expanded into new product categories by:

         o marketing a line of sterling silver jewelry. These are typically merchandised with a retail price range of $30 to $150;

         o offering a new branded collection of sterling silver and 18 karat gold jewelry with a retail price range of $199 to $999; and

         o offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings as well as offering newly designed jewelry.

OUR MANUFACTURING CAPABILITY

         We have established two sophisticated factories located in China that perform stone cutting and polishing and jewelry manufacturing. The factories are located in the cities of Shantou and Shenzhen in Guangdong Province, China. Each manufacturing operation is separated to allow for the specialized needs of each process. The Shantou facility is the older of the two facilities. It consists of 45,000 square feet and has been operating for nine years. The Shenzhen facility has been operating for three years and has 50,000 square feet of manufacturing space. We currently employ approximately 2,000 skilled gemstone cutters and manufacturing personnel and are producing over four million carats of cut gemstones and two million pieces of finished fine jewelry annually.

         We purchase imported choice rough gemstone material from mines located in Africa, China and South America, especially concentrated in Brazil. Gemstone craftsmen are trained and managed by our Hong Kong personnel to insure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the rough material that we purchase. By performing internally the value added processes of cutting and polishing, we maximize quality control and dramatically increase our profitability. We specialize in a wide range of popular and exotic semi-precious gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

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

         Our sales and marketing team is located in our executive offices in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

         o        fine jewelers;

         o        national jewelry chains;

         o        department stores;

         o        electronic retailers; and

         o        specialty retailers.

         Our single largest customer is QVC, Inc. which accounted for approximately 45% of our sales during fiscal 2000 and 47% of our sales during fiscal 2001. We do not sell to QVC, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although we have developed and maintained a good and longstanding relationship with QVC, Inc., the loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect on us.

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

MANUFACTURING PROCESS

         We manufacture our products at our facilities in Shantou and Shenzhen, China. Our manufacturing processes combine vertical integration, modern technology, mechanization and handcraftsmanship to produce contemporary and fashionable jewelry. Our manufacturing operations basically involve:

         o        cutting and polishing semi-precious gemstones from rough; o

         o combining pure gold, platinum and sterling silver with other metals to produce jewelry; and

         o finishing operations such as cleaning, polishing and setting, resulting in high quality finished jewelry.

         We have developed a process of cost-effectively producing quality, gem-set jewelry. We believe that we have a substantial competitive advantage due to our unique, vertically integrated manufacturing process. We utilize the lost-wax method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets.

SUPPLY

         We manufacture and cut our own semi-precious stones. We purchase imported rough gemstones from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, whereas Africa is the main source of tanzanite, mandarine garnet, garnet aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years. The stones are delivered to us either by air or by sea depending on volume and types of rough stones.

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

         In North America, the market, although highly fragmented, does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include:

         o        E.E.A.C. Inc.;

         o        Aurafin; and

         o        PACE Enterprises.

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

C.       ORGANIZATIONAL STRUCTURE.

         The following diagram illustrates our corporate structure. The respective country of organization/incorporation is shown in brackets.

                              LJ INTERNATIONAL INC.
                            (British Virgin Islands)

   100%                                        100%
   ----                                        ----
-  LORENZO JEWELRY MFG. (H.K.) LIMITED       - SHANTOU SEZ LORENZO GEMS & CRAFT FACTORY CO., LTD.
   (Hong Kong)                                 (P.R.C.)

                                             - SHANTOU LORENZO JEWELRY MFG. (P.R.C.)

                                             - LORENZO MARKETING CO. LIMITED (Hong Kong)

-  PRECIOUS GEMS TRADING LTD.                - LORENZO GEMS MANUFACTURING (SHENZHEN) CO., LTD.
   (B.V.I.)                                    (P.R.C.)

-  FINE GIFT ENTERPRISES LTD.                - LORENZO DIAMOND JEWELRY MFG. CO. LIMITED
   (B.V.I.)                                    (Hong Kong)

-  GOLDEN HORIZON TRADING LTD.               - LORENZO JEWELLERY (SHENZHEN) CO., LTD.
   (B.V.I.)                                    (P.R.C.)

-  EXCEL GOLD INDUSTRIES, LTD.
   (B.V.I.)

-  LJ JEWELERY (JAPAN) LTD.
   (B.V.I.)

D.       PROPERTY, PLANS AND EQUIPMENT.

         Our principal executive offices are located at Units #11 and #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office, showroom and manufacturing space at this location.

         Our jewelry production facility in Shantou, China consists of 10,000 square feet of building space which we own in the Yubao Industrial Building, Longhu District, Shantou Special Economic Zone, Guangdong Province, China. We lease the adjacent 35,000 square feet on the same floor of that building as one of our gem cutting facilities at a rental rate of approximately HK$37,000 (US$4,800) per month until July 2002.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OVERVIEW

         We are a holding company, owning directly or indirectly 100% of the equity of:

         o        Lorenzo Jewelry Mfg. (H.K.) Limited,

         o        Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd.,

         o        Shantou Lorenzo Jewelry Mfg.,

         o        Lorenzo Marketing Co. Limited,

         o        Precious Gems Trading Ltd.,

         o        Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.,

         o        Golden Horizon Trading Ltd.,

         o        Lorenzo Jewellery (Shenzhen) Co., Ltd.,

         o        Fine Gift Enterprises Ltd.,

         o        Lorenzo Diamond Jewelry Mfg. Co., Limited,

         o        Excel Gold Industries, Ltd., and

         o        LJ Jewelery (Japan) Ltd.

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

A.       OPERATING RESULTS.

FISCAL 2001 COMPARED TO FISCAL 2000

NET SALES

         Net sales increased 19% to HK$357,785,000 (US$46,285,000) in fiscal year ended 2001 from HK$300,901,000 (US$38,926,000) in fiscal year ended 2000. We experienced a 38% growth in sales in the first three fiscal quarters in 2001 compared to the same period in fiscal 2000, but the fourth fiscal quarter in this year recorded a reduction of 35% compared to the same fiscal quarter in previous year.

GROSS PROFIT

         The gross profit margin dropped from 41% in 2000 to 38% in 2001 due to:

         o A change in the product mix. Increasingly more sales are made with precious stones and diamonds and diamonds alone. Diamond jewelry generally has higher sales value but much lower profit margin;

         o Additional model making charges incurred and expensed to build up the European jewelry sample lines; and

         o Discounts given on certain volume sale programs for existing customers and discounts given to new customers to induce businesses.

As the proportion of the diamond jewelry sales is expected to rise, while on the other hand the profit margin for the European jewelry market is traditionally more lucrative compared to US market, the profit margin is expected to stabilize at around 35% to 38% in the next few years.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased 20% to HK$99,807,000 (US$12,911,000) or 28% of net sales in 2001, compared with
HK$81,617,000 (US$10,558,000) or 27% of net sales in 2000.

         Selling expenses increased from HK$18,754,000 (US$2,426,000) in fiscal 2000 to HK$25,634,000 (US$3,316,000) in fiscal 2001, or in term of percentage to sales, increased from 6.2% in fiscal 2000 to 7.2% in fiscal 2001. The change in the percentage is mainly due to commission paid to salesmen or agents to induct businesses and additional freight charges and import duties incurred.

OTHER INCOME/EXPENSES

         Other expenses, net of income, which principally consisted of interest expenses, interest income and rental income, decreased from HK$6,224,000 (US$805,000) in fiscal 2000 to HK$2,301,000 (US$298,000) in fiscal 2001.

         Net interest expenses decreased from HK$2,980,000 (US$386,000) in fiscal 2000 to HK$2,781,000 (US$360,000) in fiscal 2001. The decrease is mainly due to the consecutive cuts of interest rate during the year.

         During 2000, we issued convertible debentures with gross proceeds of HK$50,245,000 (US$6,500,000) and incurred HK$4,524,000 (US$585,000) issuing expenses.

         Rental income decreased 45% from HK$875,000 (US$113,000) in fiscal 2000 to HK$480,000 (US$62,000) in fiscal 2001. One of the investment properties was left vacant during the year after the expiry of a short-term lease. The said property is being rented to a new tenant for a period of 2 years.

INCOME TAXES

         We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

         For our subsidiaries in Hong Kong, the prevailing corporate income tax is 16%.

         Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit making year, followed by a 50% reduction of tax for the next three years. All of our subsidiaries in China are currently enjoying the tax holidays or concessions in fiscal 2001. As a result, HK$18,000 (US$2,000) of Chinese income tax expense was recorded. Chinese income tax is calculated at the applicable rate relevant to the Chinese subsidiaries, which currently is 15%.

         Net income tax increased from HK$25,000 (US$3,000) in fiscal 2000 to HK$1,637,000 (US$211,000) in fiscal 2001. There were Hong Kong tax overprovision of HK$1,207,000 (US$156,000) in fiscal 2000 and HK$208,000 (US$27,000) in fiscal
2001, after the finalization of tax assessment for previous years.

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

GROSS PROFIT

         The gross profit margin dropped from 49% in 1999 to 41% in 2000 due to:

         o a change in the product mix. Previously, most of our sales are jewelry set with semi-precious stones; in 2000, more sales are made with precious stones and diamonds. Diamond jewelry generally has higher sales value but much lower profit margin;

         o additional model making charges incurred and expensed to build up the diamond jewelry sample lines; and

         o discounts given on certain volume sales programs for existing customers and discounts given to new customers to induce businesses.

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

         The decrease of 2% is the net effect of :

         o more contributions to the fixed cost even though the profit margin is lower; and

         o increased personnel in sales and marketing, design and logistics to cope with the significant sales growth. As a result, we have leased an additional office space of around 2,000 square feet in our Hong Kong headquarters.

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

B.       LIQUIDITY AND CAPITAL RESOURCES.

FISCAL 2001 COMPARED TO FISCAL 2000

         We have no direct business operations other than our ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There currently are no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash:

         The primary sources of our cash flow for working capital and capital expenditure for fiscal 2001 had been the net cash inflows from operating revenue. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

         For the fiscal year ended April 30, 2001, as a result of HK$31,376,000 (US$4,058,000) provided by operating activities and tax refund of HK$363,000 (US$47,000), less HK$31,740,000 (US$4,106,000) used by investing activities, HK$15,831,000 (US$2,048,000) used by financing activities, as well as HK$2,737,000 (US$353,000) used in returns on investments and servicing of finance, cash and cash equivalents decreased by HK$18,569,000 (US$2,402,000).

         Net cash provided by operating activities in fiscal 2001 was HK$31,376,000 (US$4,058,000) as compared with net cash used of HK$8,738,000 (US$1,131,000) in fiscal 2000. Negative cash flows from operating activities in previous year was principally due to deliberate accumulation of cut stones inventory.

         For the fiscal year ended April 30, 2001, net cash outflow from investing activities was HK$31,740,000 (US$4,106,000) as compared to HK$5,162,000 (US$668,000) in fiscal 2000. The net cash used in investing activities during fiscal 2001 was mainly used for the acquisition of investment securities and property, plant and equipment during the year.

         Net cash used in financing activities in fiscal 2001 was HK$15,831,000 (US$2,048,000) as compared with net cash provided of HK$30,161,000 (US$3,902,000), There was HK$45,721,000 (US$5,915,000) received in respect of convertible loans issued in previous year.

Accounts Receivable:

         As of April 30, 2001, net accounts receivable increased by HK$5,726,000 (US$741,000) to HK$48,415,000 (US$6,264,000) from HK$42,689,000 (US$5,523,000)
as of April 30, 2000. The increase in net accounts receivable is in line with increase in sales. The sales to customers are generally offered a 60-day credit period.

Inventory:

         Inventory increased by HK$12,513,000 (US$1,619,000) from HK$148,442,000
(US$19,203,000) as of April 30, 2000 to HK$160,955,000 (US$20,822,000). In view of the possible sluggish market, the rate of growth in inventory has been dropped from 58% in fiscal 2000 to 8% in fiscal 2001.

Letters of Credit:

         As of April 30, 2001, we had various letters of credit under banking facilities which aggregated HK$86,000,000 (US$11,125,000). We had HK$25,941,000 (US$3,356,000) and HK$28,206,000 (US$3,649,000) outstanding under letters of credit as of April 30, 2000 and 2001. Under our letters of credit, we are required to maintain certain cash balance which totaled HK$26,000,000 (US$3,363,000) and HK$41,000,000 (US$5,304,000) as of April 30, 2000 and 2001.

Gold Loan Facilities:

         We have also secured "gold loan" facilities with various banks in Hong Kong which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans and declining prices of gold, our cost through our gold loan program has been substantially less than the costs that would be incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price being paid will be the current market price at time of payment. We had outstanding loans to purchase 4,850 and 6,950 ounces of gold as of April 30, 2000 and 2001, with the related balances being HK$10,259,000 (US$1,327,000) and HK$14,278,000 (US$1,847,000) respectively. Interest rates for these loans were 2% to 2.9% as of April 30, 2001 (2000: 3.15% to 3.45%).
Unrealized gain on the unsettled gold loans as of April 30, 2000 and 2001 were HK$338,000 (US$44,000) and HK$343,000 (US$44,000).

Notes Payable:

         Long-term mortgage loans on our properties aggregated HK$10,139,000 (US$1,311,000) and HK$5,971,000 (US$773,000) as of April 30, 2000 and 2001.
Substantially all of our properties are pledged as collateral for our banking facilities.

FISCAL 2000 COMPARED TO FISCAL 1999

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

Prepayment and Other Current Assets:

         We advanced HK$15,460,000 (US$2,000,000) to one of our principal gem stone suppliers to secure the first right and steady gem stone supplies. The advance was included in the balance of the accounts receivable as of April 30, 1999, and has been reclassified retrospectively to prepayment and other current assets in fiscal 1999 and 2000.

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

         Under US GAAP, for the fiscal year ended April 30, 2001, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$143,000 (US$18,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$754,000 (US$98,000) of compensation cost in connection with the fair value of options granted to consultants and HK$296,000 (US$38,000) for the amortization of discount on convertible debentures would be expensed. Furthermore, HK$7,000 (US$1,000) in relation to the amortization of goodwill and HK$1,885,000 (US$244,000) in relation to the deficit on revaluation of investment properties would also be credited. As a result, our net income for the year ended April 30, 2001 under US GAAP would be HK$32,281,000 (US$4,177,000).

         Under US GAAP, for the fiscal year ended April 30, 2000, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$275,000 (US$36,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$136,000 (US$18,000) of compensation cost in connection with the fair value of warrants granted to a consultant; HK$238,000 (US$31,000) for the amortization of discount on convertible debentures and HK$328,000 (US$42,000) of compensation cost of the fair value of warrants granted to the convertible debentures placement agent, would be expensed. Furthermore, HK$7,000 (US$1,000) in relation to the amortization of goodwill and HK$686,000 (US$89,000) in relation to the amortization of certain offering costs in which the related deferred costs were expensed under US GAAP in previous years would also be credited. As a result, our net income for the year ended April 30, 2000 under US GAAP would be HK$34,964,000 (US$4,523,000).

         Under US GAAP, for the fiscal year ended April 30, 1999, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$417,000 (US$54,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$83,000 (US$10,000) in relation to the amortization of certain offering costs and HK$7,000 (US$1,000) in relation to the amortization of goodwill would also be credited since the related deferred costs were expensed under US GAAP in previous years. As a result, our net income for the year ended April 30, 1999 under US GAAP would be HK$33,358,000 (US$4,315,000).

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

                                              Year ended April 30
                                 ----------------------------------------------
                                     2000              2001             2001
                                     HK$               HK$              US$
Pro forma net income               34,124,000       21,094,000        2,729,000
                                 ============     ============     ============
Pro forma earnings per share
  Basic                                  5.18             2.46             0.32
                                 ============     ============     ============
  Diluted                                4.95             2.46             0.32
                                 ============     ============     ============

         The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      Year ended April 30
                                                  ---------------------------
                                                    2000                2001
         Expected dividend yield                      Nil                 Nil
         Expected stock price volatility              19%                 22%
         Risk-free interest rate                    6.49%               5.34%
         Expected life of options                 3 years             3 years

         The weighted average fair value of options granted during the year ended April 30, 2000 and 2001 was US$0.41 and US$0.45 per share, respectively.

         Our stock option activities and related information for the years ended April 30, 1999, 2000 and 2001 are summarized as follows:

                                                              Year ended April 30
                         -------------------------------------------------------------------------------------
                                    1999                          2000                         2001
                                          Weighted                      Weighted                      Weighted
                                           average                       average                      average
                                           exercise                      exercise                     exercise
                                            price                         price                         price
                          Options            US$       Options              US$       Options            US$
Outstanding and
  exercisable,
  beginning of year             --             --      1,285,000            5.0      1,550,000             5.0
Granted                  1,285,000            5.0        265,000            5.0      5,226,000            2.35
Exercised                       --             --             --             --             --              --
Cancelled                       --             --             --             --     (3,400,000)           3.91
                         ---------                    ----------                    ----------
Outstanding and
  exercisable,
  end of year            1,285,000            5.0      1,550,000            5.0      3,376,000            2.00
                         =========                    ==========                    ==========

Weighted average
  remaining
  contractual life        10 years                    9.13 years                    7.06 years
                         =========                    ==========                    ==========


         On May 8, 2000, we issued 1,770,000 incentive stock options to our employees at an exercise price of US$3.00 per share for a term of ten years.

         Totally, 3,400,000 stock options previously issued were voluntarily cancelled on October 17, 2000. An aggregate of 3,296,000 stock options were issued at an exercise price of US$2.00 on April 30, 2001. In addition, we issued to two consultants stock options to purchase 80,000 shares each (a total of 160,000) of our common stock as part of the consultancy fees. Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on the fair value of these options at the date of issue. Using the Black-Scholes option pricing model with the same weighted-average assumptions as employees' stock options, the fair value of these options to the consultants is estimated as HK$754,000 (US$98,000), which have been amortized as an additional expense during the year ended April 30, 2001.

IMPACT OF RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS.

CONSOLIDATION

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". The adoption of SFAS No. 141 would not have affected the accounting for the reorganization of the Group completed on May 6, 1997.

         SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

DERIVATIVES

         In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The standard, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement no. 133 and amendment of FASB Statement no. 133", and SFAS No. 138, "Accounting for certain Derivative Instruments and certain Hedging Activities, an amendment of FASB Statement no. 133", is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (May 1, 2001 for the Group). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

         The Group will adopt SFAS No. 133 on May 1, 2001. As the use of derivative financial instruments by the Group is limited, the impact of the adoption of SFAS No. 133 on the consolidated financial statements of the Group is not expected to be material.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

         In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB no. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Group does not expect that the adoption of SFAS No. 140 will have a material impact on its results of operations, financial position or cash flows.

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


C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

                  Year ending April 30, 2001                  US$0
                  Year ending April 30, 2000                  US$0
                  Year ending April 30, 1999                  US$0

D.       TREND INFORMATION.

Production

         According to unaudited statistics, the total production for the first quarter of 2002 was 290,230 pieces compared to 426,438 pieces for the same quarter of 2001. The total production for the second quarter of 2002 was estimated to be about 310,000 pieces.

Sales

         Due to weak demand in the U.S. market, the sales for the first quarter of 2002 is estimated at $8.3 million, compared to $10.7 million for the same quarter of 2001.

         The gross profit margin for the first quarter of 2002 is estimated to stay at the same level as the fourth quarter of 2001.

Inventory

         Inventory for July 2001 is estimated to stay at the same level as the April 2001, which approximately amounted to US$21 million.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         Our senior management and directors are as follows:

NAME                                      AGE        POSITION
----                                      ---        --------
Yu Chuan Yih.........................     62         Chairman of the Board of Directors, President
                                                          and Chief Executive Officer
Ka Man Au............................     37         Executive Vice President, Secretary and Director
Joseph Tuszer........................     55         Senior Vice President
Hon Tak Ringo Ng.....................     41         Chief Financial Officer and Director
Po Yee Elsa Yue......................     37         Non-Executive Director
Lionel C. Wang.......................     45         Non-Executive Director

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

         MR. NG has served as our chief financial officer since September 1997 and as one of our directors since May 1, 2001. He received his Bachelor of Science degree in civil engineering from the University of London in 1984 and his Master of Commerce in Accounting and Commercial Administration from the University of New South Wales in 1994. From July 1994 through September 1997, he was an audit senior with Moores Rowland C.A., Certified Public Accountants. Mr. Ng is a certified practicing accountant of the Australian Society of CPAs.

         MS. YUE has served as a non-executive director since December 1999. She is a graduate gemologist from the Gemology Institute of America and has served as vice president of GIA, Hong Kong since August 1994.

         MR. WANG has served as a non-executive director since June 1998. He received his Bachelor of Commerce from Tamkung University, Taipei, Taiwan in 1978, his Master of Business Administration from California State Polytechnic University in 1980 and his Master of Science from Stanford University in 1981. From 1984 to 1990, Mr. Wang served as marketing research analyst and senior strategic planning analyst for The Gillette Company, Boston, Massachusetts. From 1990 to 1995, he served as associate director and then director of product development for Information Resources, Inc., Waltham, Massachusetts. From 1995 to 1996, Mr. Wang served as vice-president as Nielsen North America with responsibility for analytical and modeling projects on Kraft Foods/White Plains account. From 1996 until June 2000, Mr. Wang served as director of analytical services for The NPD Group, Inc., Port Washington, New York. From June 2000 until June 2001, he served as vice president of product development for NFO Interactive, Greenwich, Connecticut. Since June 2001, Mr. Wang serves as president of his own firm, Marketing and Innovation, LLC., Greenwich, Connecticut.


B.       COMPENSATION.

         The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended April 30, 2001 on an accrual basis, for services in all capacities, was HK$8,787,000 (US$1,137,000). During the fiscal year ended April 30, 2001, we contributed an aggregate amount of HK$175,000 (US$23,000) toward the pension plans of our directors and executive officers.

EXECUTIVE SERVICE CONTRACT

         We entered into an employment agreement with Mr. Yu Chuan Yih effective October 1, 2000 for a period of three years at an annual salary of HK$1,800,000 (US$233,000). Mr. Yih's remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion having regard for our operating results and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the board present in the meeting called for that purpose. Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him.

         On May 8, 2000, we granted Mr. Yih options exercisable to acquire 600,000 shares of common stock at $3.00 per share at any time until May 7, 2010.

         On October 17, 2000, we offered all option holders the opportunity to cancel all or some of their stock options in exchange for new options to be granted on April 30, 2001 to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008. Mr. Yih has accepted the offer and now holds an option to acquire an aggregate of 775,000 shares exercisable at $2.00 per share at any time until April 30, 2008.


C.       BOARD PRACTICES.

         Four of our five current directors were elected at our last annual meeting of shareholders held December 6, 2000 to serve a one-year term or until their successor is elected and qualified. Ringo Ng was appointed to serve as a director effective as of May 1, 2001.

         There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

         Our board of directors has established an audit committee, which consists of Messrs. Yih and Wang and Ms. Yue. Its functions are to:

         o recommend annually to the board of directors the appointment of our independent public accountants;

         o discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants;

         o review and approve non-audit services of the independent public accountants;

         o review compliance with our existing accounting and financial policies;

         o        review the adequacy of our financial organization; and

         o review our management's procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.


D.       EMPLOYEES.

         As of August 31, 2001, we employed approximately 2,000 persons on a full-time basis for our manufacturing of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employees' relations are good.


E.       SHARE OWNERSHIP.

         The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of August 31, 2001 by:

         o each person who is known by us to own beneficially more than 5% of our outstanding common stock;

         o        each of our executive officers and directors; and

         o        all directors and executive officers as a group.

As of August 31, 2001, we had 8,671,615 shares of our common stock issued and outstanding.

         This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

                                                                                                NUMBER        PERCENT
NAME OF BENEFICIAL HOLDER                                                                   SHARES BENEFICIALLY OWNED
-------------------------                                                                   -------------------------
Yu Chuan Yih                                                                                 3,529,553(1)(2)   36.5%
Ka Man Au                                                                                      200,000(3)       2.3%
Joseph Tuszer                                                                                  300,000(4)       3.3%
Hon Tak Ringo Ng                                                                               200,000(5)       2.3%
Po Yee Elsa Yue                                                                                  6,000(6)         *
Lionel C. Wang                                                                                       0            *
Debora Mu Yong Yih                                                                           1,260,000(7)      13.9%
All directors and executive officers as a group (6 persons)                                  4,235,553         40.8%

-----------

*        Represents less than 1% of the outstanding common stock.

(1) Of Mr. Yih's 2,524,553 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%).

(2) Includes options currently exercisable to acquire 775,000 shares of common stock held by Mr. Yih and options currently exercisable to acquire 230,000 shares of common stock held by Mr. Yih's wife at $2.00 per share at any time until April 30, 2008.

(3) Represents options currently exercisable to acquire 200,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(4) Represents options currently exercisable to acquire 300,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(5) Represents options currently exercisable to acquire 200,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(6) Represents options currently exercisable to acquire 6,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(7) Includes options currently exercisable to acquire 400,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

The 1998 Stock Compensation Plan

         Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

         o encourage ownership of our common stock by our officers, directors, employees and advisors;

         o provide additional incentive for them to promote our success and our business; and

         o encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

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

         On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008.

         As of August 31, 2001, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

         o stock options to purchase 3,376,000 shares at $2.00 per share through April 30, 2008, of which 1,711,000 are held by our directors and officers as a group.

Other Options and Warrants Outstanding

         As of August 31, 2001, the following additional options and warrants to purchase shares of our common stock were outstanding:

         o 1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2003

         o 146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter

         o 146,000 warrant purchase options to purchase 146,000 warrants at $0.20625 per warrant to purchase shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter

         o options to purchase 35,000 shares at $5.00 per share through July 30, 2004 which we granted to our former financial consultant

         o warrants to purchase 75,000 shares at $3.75 per share through November 30, 2004 and warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005 which we sold to two investors and our placement agent

         o warrants to purchase 100,000 shares at $2.79 per share exercisable through May 26, 2002 which we granted to our financial consultant

         o warrants to purchase shares which we granted to another financial consultant as follows:

                       o 100,000 shares at $2.29 per share exercisable through May 31, 2003;

                       o 80,000 shares at $3.43 per share exercisable through May 31, 2004;

                       o 80,000 shares at $4.57 per share exercisable through May 31, 2005.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS.

         Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

         We do not have available information as to the portion of our common stock held in the host country and the number of record holders in the host country.

         To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

         To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.


B.       RELATED PARTY TRANSACTIONS.

         Yu Chuan Yih, our chairman and president, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited; and Hong Kong Brasil Lapidary Limited. Mr. Yih is also a director of iBBC Inc. which has a subsidiary, iBBC (H.K.) Ltd. During the fiscal years ended April 30, 1999, 2000 and 2001, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to, us which were interest free and repayable on demand.

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

         During the fiscal year ended April 30, 2000, we received management fee income of HK$282,000 (US$36,000) from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

         During the fiscal year ended April 30, 2001, we sold finished goods of HK$1,219,000 (US$158,000) to iBBC (H.K.) Ltd, which were made according to the published prices and conditions offered to our major customers. We also received from iBBC (H.K.) Ltd for rental and management fee income of HK$161,000 (US$21,000) and HK$250,000 (US$32,000) respectively. In addition, we received management fee income of HK$212,000 (US$27,000) from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

         For additional information, refer to Footnote 12 to the Financial Statements.


C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         The Consolidated Financial Statements are filed in this Annual Report as Item 18.


B.       SIGNIFICANT CHANGES.

         We believe that no significant changes have occurred since the date of the annual financial statements.


ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS.

         Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol "JADE." The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

PERIOD                                 HIGH          LOW
------                                ------        ------
Year ended April 30, 2000             $6.688        $ 3.00
Year ended April 30, 2001             $3.875        $1.625

Quarter ended July 31, 1999           $6.688        $4.125
Quarter ended October 31, 1999        $ 4.50        $ 3.00
Quarter ended January 31, 2000        $5.375        $ 3.00
Quarter ended April 30, 2000          $ 6.00        $3.063
Quarter ended July 31, 2000           $3.531        $2.438
Quarter ended October 31, 2000        $3.875        $2.156
Quarter ended January 31, 2001        $ 2.50        $1.625
Quarter ended April 30, 2001          $2.313        $1.656

Month ended May 31, 2001              $ 2.79        $ 2.00
Month ended June 30, 2001             $ 2.50        $ 2.23
Month ended July 31, 2001             $ 2.38        $ 2.04
Month ended August 31, 2001           $ 2.11        $ 1.81

         Our warrants are listed and quoted for trading on The Nasdaq National Market under the symbol "JADEW." The following table sets forth, during the periods indicated, the high and low last sale prices for the warrants as reported by Nasdaq:

PERIOD                                 HIGH           LOW
------                                ------        ------
Year ended April 30, 2000             $ 3.25        $ 1.00
Year ended April 30, 2001             $1.375        $ 0.50

Quarter ended July 31, 1999           $ 3.25        $1.813
Quarter ended October 31, 1999        $ 2.00        $ 1.00
Quarter ended January 31, 2000        $ 2.00        $1.063
Quarter ended April 30, 2000          $ 2.50        $1.125
Quarter ended July 31, 2000           $1.375        $ 0.75
Quarter ended October 31, 2000        $ 1.25        $ 0.50
Quarter ended January 31, 2001        $0.688        $0.281
Quarter ended April 30, 2001          $0.625        $0.219

Month ended May 31, 2001              $ 0.49        $ 0.35
Month ended June 30, 2001             $ 0.55        $ 0.30
Month ended July 31, 2001             $ 0.44        $ 0.30
Month ended August 31, 2001           $ 0.44        $ 0.18


B.       PLAN OF DISTRIBUTION.

         Not applicable.


C.       MARKETS.

         Our common stock and our warrants are listed and quoted for trading on The Nasdaq National Market System since April 15, 1998.


D.       SELLING SHAREHOLDERS.

         Not applicable.


E.       DILUTION.

         Not applicable.

F.       EXPENSES OF THE ISSUE.

         Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL.

         Not applicable.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         This information is incorporated by reference to the subsection entitled "Description of Securities" contained on pages 44-45 of our Registration Statement on Form F-1, File No. 333-7912, declared effective on April 15, 1998.


C.       MATERIAL CONTRACTS.

         None.


D.       EXCHANGE CONTROLS.

         There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to nonresident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.


E.       TAXATION.

         The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

UNITED STATES FEDERAL INCOME TAXATION

         The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

         o a court within the United States is able to exercise primary supervision over its administration; and

         o one or more United States persons have the authority to control all of its substantial decisions.

         In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.

         A U.S. investor receiving a distribution of our common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in our common stock, and then as gain from the sale or exchange of a capital asset, provided that our common stock constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common stock.

         Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common stock for more than one year at the time of the sale or exchange.

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

         Backup withholding may be avoided by the holder of common stock if such holder:

         o        is a corporation or comes within other exempt categories; or

         o provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

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


F.       DIVIDENDS AND PAYING AGENTS.

         Not applicable.

G.       STATEMENT BY EXPERTS.

         Not applicable.


H.       DOCUMENTS ON DISPLAY.

         The documents concerning our company which are referred to in this Annual Report may be inspected at our principal executive offices at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.


I.       SUBSIDIARY INFORMATION.

         Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.



                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         Not applicable.


ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

         (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Auditors
         Consolidated statements of operations for the years ended April 30, 1999, 2000 and 2001
         Consolidated balance sheets at April 30, 2000 and 2001
         Consolidated statements of shareholders' equity for the years ended April 30, 1999, 2000 and 2001
         Consolidated statements of cash flows for the years ended April 30, 1999, 2000 and 2001
         Notes to and forming part of the financial statements

         (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

Exhibit 1.1 Memorandum of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-7912, declared effective on April 15, 1998.

Exhibit 1.2 Articles of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-7912, declared effective on April 15, 1998.

Exhibit 2.1 Securities Purchase Agreement dated as of October 29, 1999 and exhibits and amendments thereto - incorporated by reference to the Exhibits to our Registration Statement on Form F-3 and amendments thereto, SEC File No. 333-11482, declared effective on April 3, 2000.

Exhibit 4.1 Agreement with QVC, Inc. - incorporated by reference to the Exhibits to our Post Effective Amendment No. 3 to the Registration Statement on Form F-1, SEC File No. 333-7912.

Exhibit 4.2 Employment Agreement between the Company and Yu Chuan Yih effective October 1, 2000.

Exhibit 8.1 List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Post Effective Amendment No. 3 to the Registration Statement on Form F-1, SEC File No. 333-7912.

                                 LJ INTERNATIONAL INC.
                                 REPORTS AND FINANCIAL STATEMENTS
                                 FOR THE YEAR ENDED
                                 APRIL 30, 2001

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

                                                                                                               Page
Report of Independent Auditors                                                                                  F-2

Consolidated statements of operations for the years ended April 30, 1999,
  2000 and 2001                                                                                                 F-3

Consolidated statements of recognized gains and losses for the years ended
  April 30, 1999, 2000 and 2001                                                                                 F-4

Consolidated balance sheets as of April 30, 2000 and 2001                                                       F-5

Consolidated statements of shareholders' equity for the years ended
  April 30, 1999, 2000 and 2001                                                                                 F-6

Consolidated statements of cash flows for the years ended
  April 30, 1999, 2000 and 2001                                                                                 F-7

Notes to and forming part of the financial statements                                                    F-8 - F-45

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of LJ International Inc.


         We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of April 30, 2000 and 2001 and the related consolidated statements of operations, recognized gains and losses, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2000 and 2001 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended April 30, 2001, in conformity with accounting principles generally accepted in Hong Kong (which differ in certain material respects from generally accepted accounting principles in the United States of America- See note 19).






MOORES ROWLAND
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: 16 August 2001

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             (Amounts in thousands, except share and per share data)

                                                                                          Year ended April 30
                                                                      ----------------------------------------------------------
                                                             Notes       1999            2000            2001           2001
                                                                      ----------      ----------      ----------      ----------
                                                                          HK$            HK$              HK$            US$
OPERATING REVENUE                                            2(n)        195,219         300,901         357,785          46,285
      Costs of goods sold                                                (99,363)       (177,315)       (221,986)        (28,718)
                                                                      ----------      ----------      ----------      ----------
Gross profit                                                              95,856         123,586         135,799          17,567

Other revenue:                                               2(n)
      Interest income                                                      1,690           2,668           3,929             508
      Rental income                                                          474             875             480              62

Selling, general and administrative expenses                             (56,880)        (81,617)        (99,807)        (12,911)
                                                                      ----------      ----------      ----------      ----------
OPERATING INCOME                                                          41,140          45,512          40,401           5,226

      Finance costs                                            17         (6,876)        (10,172)         (6,710)           (868)
      Minority interests                                                     273             405              --              --
                                                                      ----------      ----------      ----------      ----------
                                                                          34,537          35,745          33,691           4,358
INCOME BEFORE INCOME TAXES
      Income taxes                                             14           (380)            (25)         (1,637)           (211)
                                                                      ----------      ----------      ----------      ----------

NET INCOME                                                                34,157          35,720          32,054           4,147
                                                                      ==========      ==========      ==========      ==========


Numerator:
      Net income used in computing basic
        earnings per share                                                34,157          35,720          32,054           4,147
      Interest on 3% convertible debentures                                   --             251             127              16
                                                                      ----------      ----------      ----------      ----------

      Adjusted net income used in computing
        diluted earnings per share                                        34,157          35,971          32,181           4,163
                                                                      ==========      ==========      ==========      ==========


Denominator:
      Weighted average number of shares used
         in calculating basic earnings per share                       6,347,046       6,589,415       8,567,366       8,567,366
      Effect of dilutive potential ordinary
      shares:
        3% convertible debentures                                             --         337,239          48,753          48,753
        Warrants                                                              --           6,324              --              --
        Stock options                                                        514              --           6,139           6,139
                                                                      ----------      ----------      ----------      ----------

      Weighted average number of shares used
         in calculating diluted earnings per share                     6,347,560       6,932,978       8,622,258       8,622,258
                                                                      ==========      ==========      ==========      ==========

Earnings per share:
      Basic                                                  2(q)           5.38            5.42            3.74            0.48
                                                                      ==========      ==========      ==========      ==========

      Diluted                                                2(q)           5.38            5.19            3.73            0.48
                                                                      ==========      ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

             CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

             (Amounts in thousands, except share and per share data)


                                                             Year ended April 30
                                                 ----------------------------------------------
                                                  1999         2000         2001         2001
                                                 -------      -------      -------      -------
                                                   HK$          HK$          HK$          US$
NET GAINS (LOSSES) NOT RECOGNIZED IN THE
   STATEMENTS OF OPERATIONS
Deficit arising on revaluation of investment
   properties                                     (3,350)      (3,200)        (915)        (118)

NET INCOME FOR THE YEAR                           34,157       35,720       32,054        4,147
                                                 -------      -------      -------      -------
TOTAL RECOGNIZED GAINS                            30,807       32,520       31,139        4,029
                                                 =======      =======      =======      =======

                              LJ INTERNATIONAL INC.

                           CONSOLIDATED BALANCE SHEETS

             (Amounts in thousands, except share and per share data)


                                                                                         As of April 30
                                                                                  -------------------------------
                                                                        Notes       2000        2001        2001
                                                                                  -------     -------     -------
                                                                                    HK$         HK$         US$
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                       12,888      13,187       1,706
   Restricted cash                                                                 26,000      41,089       5,315
   Trade receivables, net of allowance for doubtful
    accounts (2000: HK$2,497; 2001: HK$1,580)                                      42,689      48,415       6,264
   Inventories                                                           2(f)     148,442     160,955      20,822
   Prepayments and other current assets                                            21,664      14,669       1,898
                                                                                  -------     -------     -------
                                                                                  251,683     278,315      36,005
   TOTAL CURRENT ASSETS
Property, plant and equipment, net                                       4         34,216      34,715       4,491
Investment properties, net                                                         19,100      16,300       2,109
Due from related parties                                                12(b)       3,406      10,745       1,390
Goodwill, net of accumulated amortization
   (2000: HK$21; 2001: HK$237)                                                      2,131       1,915         248
Investment securities                                                    5             --      25,386       3,284
Other investments                                                                       3           3           1
                                                                                  -------     -------     -------

TOTAL ASSETS                                                                      310,539     367,379      47,528
                                                                                  =======     =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts                                                       6          6,345      25,213       3,262
   Notes payable, current portion                                        6          4,070       3,788         490
   Letters of credit, gold and other loans                               6         36,200      42,484       5,496
   Trade payables                                                                  27,004      25,487       3,297
   Accrued expenses and other payables                                             10,370      18,785       2,430
   Trade deposits received                                                          7,842       2,226         288
   Due to a director                                                    12(b)          12       1,913         248
   Capitalized lease obligations, current                                7            593         180          24
   Income taxes payable                                                               452       2,452         317
                                                                                  -------     -------     -------
TOTAL CURRENT LIABILITIES                                                          92,888     122,528      15,852
Notes payable, non-current portion                                       6          6,069       2,183         283
Capitalized leased obligations, non-current                              7            213          33           4
3% convertible debentures                                                          23,190          --          --
                                                                                  -------     -------     -------
TOTAL LIABILITIES                                                                 122,360     124,744      16,139
                                                                                  -------     -------     -------

SHAREHOLDERS' EQUITY
   Common stocks, par value US$0.01 each, Authorized -
   100 million shares,
   Issued and outstanding -
   7,438,058 shares as of April 30, 2000
   8,671,615 shares as of April 30, 2001                                10            575         670          87
Share premium                                                           10         76,092      99,314      12,848
Warrant reserve                                                         10          1,622       1,622         209
Investment property revaluation reserve                                               915          --          --
Retained earnings                                                                 108,975     141,029      18,245
                                                                                  -------     -------     -------

TOTAL SHAREHOLDERS' EQUITY                                                        188,179     242,635      31,389
                                                                                  -------     -------     -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        310,539     367,379      47,528
                                                                                  =======     =======     =======

   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             (Amounts in thousands, except share and per share data)


                                               Common stock                              Investment
                                           --------------------                           property
                                                         Par        Share      Warrant   revaluation  Retained
                                  Notes     Shares      value      premium     reserve     reserve    earnings     Total     Total
                                           ---------  ---------   ---------   ---------  -----------  ---------   -------   -------
                                                         HK$         HK$         HK$          HK$        HK$       HK$        US$

Balance as of April 30, 1998               6,146,646        475      41,597       1,622       7,465      39,098    90,257    11,676
Over-allotment of shares            10(d)    219,000         17       7,347          --          --          --     7,364       953
Deficit arising on revaluation                    --         --          --          --      (3,350)         --    (3,350)     (434)
Net income                                        --         --          --          --          --      34,157    34,157     4,419
                                           ---------  ---------   ---------   ---------   ---------   ---------   -------   -------

Balance as of April 30, 1999               6,365,646        492      48,944       1,622       4,115      73,255   128,428    16,614

Shares issued on conversion
   of convertible debentures        10(e)  1,072,412         83      27,148          --          --          --    27,231     3,523
Deficit arising on revaluation                    --         --          --          --      (3,200)         --    (3,200)     (414)
Net income                                        --         --          --          --          --      35,720    35,720     4,621
                                           ---------  ---------   ---------   ---------   ---------   ---------   -------   -------

Balance as of April 30, 2000               7,438,058        575      76,092       1,622         915     108,975   188,179    24,344

Shares issued on conversion of
   convertible debentures           10(e)  1,233,557         95      23,222          --          --          --    23,317     3,016
Deficit arising on revaluation                    --         --          --          --        (915)         --      (915)     (118)
Net income                                        --         --          --          --          --      32,054    32,054     4,147
                                           ---------  ---------   ---------   ---------   ---------   ---------   -------   -------

Balance as of April 30, 2001               8,671,615        670      99,314       1,622          --     141,029   242,635    31,389
                                           =========  =========   =========   =========   =========   =========   =======   =======

Share premium has been set up and is dealt with as disclosed in note 10 to the financial statements.

Warrant reserve is represented by the proceeds from the issue of the 1,679,000 warrants in the Initial Public Offering (see note 10(b)).

The investment property revaluation reserve has been set up and is dealt with in accordance with the accounting policies adopted for investment properties.

   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

             (Amounts in thousands, except share and per share data)

                                                                                       Year ended April 30
                                                                         ----------------------------------------------
                                                                          1999          2000         2001         2001
                                                                         -------      -------      -------      -------
                                                               Note        HK$          HK$          HK$           US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before income taxes                                                34,537       35,745       33,691        4,358
Adjustments to reconcile income before income taxes
   to net cash provided by (used in) operating
   activities:
   Net interest expenses                                                   5,186        2,980        2,792          361
   Depreciation of property, plant and equipment                           4,493        4,978        5,775          746
   Amortization of organization costs                                        160        1,085           --           --
   Amortization of goodwill                                                    7            7          216           28
   Issuing costs for convertible debentures                                   --        4,524           --           --
   Loss on disposal of property, plant and equipment                         562           22           80           10
   Deficit on revaluation of investment properties                            --           --        1,885          244
   Allowance for doubtful debts                                            1,121          578         (917)        (118)
   Minority interests                                                       (273)        (405)          --           --
Changes in operating assets and liabilities:
   Trade receivables                                                      (4,225)      (9,095)      (4,809)        (622)
   Inventories                                                           (46,642)     (54,806)     (12,513)      (1,619)
   Prepayments and other current assets                                  (15,738)      (5,377)       6,995          905
   Due from related parties                                                  (97)        (654)      (7,339)        (949)
   Due from director                                                         (31)          31           --           --
   Trade payables                                                          1,884        6,247       (1,517)        (196)
   Accrued expenses and other payables                                     3,304       13,642        2,871          371
   Due to director                                                            --           12        1,901          246
   Letters of credit                                                      17,698       (8,252)       2,265          293
   Due to related parties                                                    (48)          --           --           --
                                                                         -------      -------      -------      -------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        1,898       (8,738)      31,376        4,058
                                                                         -------      -------      -------      -------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
Cash received from interest                                                1,690        2,668        3,916          507
Cash paid for interest                                                    (6,876)      (5,472)      (6,653)        (860)
                                                                         -------      -------      -------      -------
NET CASH USED IN RETURNS ON INVESTMENTS AND
   SERVICING OF FINANCE                                                   (5,186)      (2,804)      (2,737)        (353)
                                                                         -------      -------      -------      -------

TAXATION
Cash refunded (paid) for income taxes                                     (2,932)         (93)         363           47
                                                                         -------      -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities                                             --           --      (25,386)      (3,284)
Purchase of property, plant and equipment                                 (7,802)      (3,477)      (6,429)        (832)
Purchase of subsidiary                                         16(a)          --       (1,830)          --           --
Proceeds on disposals of property, plant and
   equipment                                                                  --          145           75           10
                                                                         -------      -------      -------      -------

NET CASH USED IN INVESTING ACTIVITIES                                     (7,802)      (5,162)     (31,740)      (4,106)
                                                                         -------      -------      -------      -------

NET CASH USED BEFORE FINANCING ACTIVITIES                                (14,022)     (16,797)      (2,738)        (354)
                                                                         -------      -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:                          16(b)
Net proceeds from issue of 3% convertible debentures                          --       45,721           --           --
Net proceeds from issue of shares/warrants                                 7,364           --           --           --
Net proceeds from sale of promissory notes                                (2,184)          --           --           --
Loans acquired                                                             9,856        8,759        4,019          520
Repayment of loans                                                        (4,925)     (12,949)      (4,168)        (539)
Repayment of capitalized leases                                             (539)        (555)        (593)         (77)
Restricted cash                                                          (12,074)     (10,815)     (15,089)      (1,952)
                                                                         -------      -------      -------      -------

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                       (2,502)      30,161      (15,831)      (2,048)
                                                                         -------      -------      -------      -------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (16,524)      13,364      (18,569)      (2,402)
CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF YEAR                         9,703       (6,821)       6,543          846
                                                                         -------      -------      -------      -------

CASH AND CASH EQUIVALENTS, AS OF END OF YEAR                              (6,821)       6,543      (12,026)      (1,556)
                                                                         =======      =======      =======      =======

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash                                                                       1,626       12,888       13,187        1,706
Bank overdrafts                                                           (8,447)      (6,345)     (25,213)      (3,262)
                                                                         -------      -------      -------      -------

                                                                          (6,821)       6,543      (12,026)      (1,556)
                                                                         =======      =======      =======      =======
NON-CASH TRANSACTIONS:
Purchase of equipment under capitalized leases                               469          147           --           --
                                                                         =======      =======      =======      =======
Conversion of convertible debentures                           16(c)          --       27,231       23,317        3,016
                                                                         =======      =======      =======      =======


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

         During the year ended April 30, 1998, the Company merged with Lorenzo Jewelry Mfg. (H.K.) Limited (Lorenzo). The Company was incorporated as a British Virgin Islands (BVI) company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger had been accounted for by the purchase method of accounting under generally accepted accounting principles in Hong Kong (HK GAAP) and reflects operations for each period presented herein on the basis that the merger took place at April 30, 1994. In connection with this reorganization, HK$75 was recorded as goodwill. Under generally accepted accounting principles in the United States (US GAAP) such reorganization would be accounted for as if it was a pooling of interest as there exists common ownership between the companies. A reconciliation to this method of accounting is set out in note 19. The capital structure reflected in the financial statements is that of the Company, which is a holding company after the merger.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  Basis of accounting

              The financial statements are presented in Hong Kong dollars and have been prepared in accordance with Statements of Standard Accounting Practice (SSAP) and Interpretations issued by the Hong Kong Society of Accountants (HKSA) and HK GAAP which have been applied consistently throughout the relevant periods. These requirements differ in certain material respects from US GAAP - see note 19.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (c)  Principles of combination and consolidation

              The consolidated financial statements mainly include the financial information of the Company and Lorenzo, Precious Gems Trading Limited (Precious Gems), Golden Horizon Trading Limited (Golden Horizon), Fine Gift Enterprises Limited (Fine Gift), LJ Jewelery (Japan) Ltd (LJ Japan) and Excel Gold Industries Ltd (Excel Gold). Lorenzo has three subsidiaries, two of which are incorporated in the PRC, Shantou Lorenzo Jewelry Mfg. and Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd. Lorenzo also has a subsidiary, Lorenzo Marketing Co. Limited (Lorenzo Marketing) which is incorporated in Hong Kong. Precious Gems is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd. Golden Horizon is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Jewellery (Shenzhen) Co., Ltd. Fine Gift is incorporated in BVI and has one subsidiary which is incorporated in Hong Kong, Lorenzo Diamond Jewelry Mfg. Co., Limited. Both LJ Japan and Excel Gold are incorporated in BVI. As of April 30, 2001, all subsidiaries are 100% owned.

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

         (d)  Goodwill on consolidation

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

         (e)  Statement of cash flows

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

         (f)  Inventories

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

                                                                As of April 30
                                                  ------------------------------------------
                                                    2000             2001             2001
                                                  --------         --------         --------
                                                     HK$              HK$              US$
Raw materials                                       44,687           40,465            5,235
Work-in-progress                                    77,354           93,148           12,050
Finished goods                                      27,601           28,542            3,692
Less: Provision for slow moving inventories         (1,200)          (1,200)            (155)
                                                  --------         --------         --------

                                                   148,442          160,955           20,822
                                                  ========         ========         ========

              Work-in-progress consists primarily of cut-stones, which generally could be sold to third parties, however, it is the Group's intent to manufacture these stones into finished jewelry.

              The amount of inventories carried at net realizable value is HK$9,319 (2000: HK$6,795).

         (g)  Property, plant and equipment (PPE) and depreciation

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

         (g)  Property, plant and equipment (PPE) and depreciation (Continued)

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

         (h)  Investment properties

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (h)  Investment properties (Continued)

              The investment properties were revalued close at the end of April 2001 by Memfus Wong Surveyors Limited and Jones Lang LaSalle Limited, independent firms of qualified surveyors, on an open market value basis. During the year April 30, 2001, a deficit of HK$2,800 arising on revaluation has been recorded, of which HK$915 has been debited to the investment property revaluation reserve and the remaining balance of HK$1,885, being the amount in excess of the revaluation reserve has been charged to statement of operations under selling, general and administrative expenses.

              No amortization and depreciation is provided in respect of investment properties because their unexpired term of underlying land leases are over 20 years. Prior to 1995, these properties were classified as land and buildings and an accumulated depreciation of HK$1,080 had previously been recorded.

              Investment properties include gross amount of HK$19,100 and HK$16,300 with no accumulated depreciation in respect of assets held for use under operating leases as of April 30, 2000 and 2001 respectively.

         (i)  Investment securities

              Investment securities held for an identified long term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of provisions is recognized as an expense in the period in which the decline occurs.

              The profit or loss on disposal of investment securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

              Under US GAAP, Statement of Financial Accounting Standard (SFAS) No. 115 does not apply as the investment securities are unlisted equity securities which have no readily determinable fair value.

         (j)  Deferred taxation

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (l)  Capitalized lease obligations

              Where assets are acquired under capitalized leases, the amounts representing the outright purchase price of such assets are included in PPE and the corresponding liabilities, net of finance charges, are recorded as obligations under capitalized lease obligations. Depreciation is provided on the cost of the assets on a straight line basis over their estimated useful lives as set out in note 2(g) above. Finance charges implicit in the purchase payments are charged to the statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

         (m)  Related parties

              Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

         (n)  Revenue recognition

              Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

              Turnover and operating revenue represent sale of goods at invoiced value to customers, net of returns and discounts, and are recognized when goods are delivered and title has passed to customers.

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

         (o)  Foreign currencies

              Transactions in foreign currencies are translated at the applicable rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated at applicable rates ruling at the balance sheet date. Exchange differences are recorded within the statement of operations.

              Assets and liabilities of overseas subsidiaries are translated at the applicable rates of exchange ruling at the balance sheet date. All exchange differences arising on the consolidation are recorded within equity. Historically, no such foreign exchange transactions have been recorded in the financial statements.

              For the purpose of these financial statements, the exchange rate adopted for the presentations of financial information as of and for the year ended April 30, 2001 has been made at HK$7.73 to US$1.00.

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

         (q)  Earnings per share

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

         (r)  Uses of estimates

              The preparation of the Group's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.


3.       OPERATING RISKS

         (a)  Concentrations of credit risks

              Details of major customers from which the Group derived operating revenue are shown in note 18(c).

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)

4.       PROPERTY, PLANT AND EQUIPMENT

                                LAND                     FURNITURE,
                                AND         LEASEHOLD   FIXTURES AND    PLANT AND         MOTOR
                              BUILDINGS    IMPROVEMENT   EQUIPMENT      MACHINERY       VEHICLES         TOTAL          TOTAL
                                 HK$           HK$           HK$            HK$            HK$            HK$            US$
AT COST/CARRYING VALUE
At May 1, 2000                   4,970        17,421         9,996         15,081          2,811         50,279          6,504
Addition                            --         2,654         2,322          1,374            120          6,470            837
Disposal                            --            --          (321)            (5)          (120)          (446)           (58)
                               -------       -------       -------        -------        -------        -------        -------

AT APRIL 30, 2001                4,970        20,075        11,997         16,450          2,811         56,303          7,283
                               -------       -------       -------        -------        -------        -------        -------

ACCUMULATED DEPRECIATION
At May 1, 2000                     856         4,010         5,787          3,963          1,447         16,063          2,078
Charge for the year                140         1,944         1,667          1,484            540          5,775            746
Disposal                            --            --          (249)            (1)            --           (250)           (32)
                               -------       -------       -------        -------        -------        -------        -------

AT APRIL 30, 2001                  996         5,954         7,205          5,446          1,987         21,588          2,792
                               -------       -------       -------        -------        -------        -------        -------

NET BOOK VALUE
AT APRIL 30, 2001                3,974        14,121         4,792         11,004            824         34,715          4,491
                               =======       =======       =======        =======        =======        =======        =======

At April 30, 2000                4,114        13,411         4,209         11,118          1,364         34,216          4,426
                               =======       =======       =======        =======        =======        =======        =======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


4.       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

         (a) The net book value of the property, plant and equipment includes an amount of HK$1,205 and HK$283 in respect of assets held under capitalized leases as of April 30, 2000 and April 30, 2001 respectively. Depreciation charge in respect of these assets for the years ended April 30, 2000 and 2001 amounted to HK$463 and HK$489 respectively.

         (b) The Group has pledged all land and buildings to collaterize general banking facilities granted to the Group as of April 30, 2000 and April 30, 2001 (see note 6).


5.       INVESTMENT SECURITIES

                                                 As of April 30
                                   -------------------------------------------
                                     2000             2001              2001
                                   --------        ---------          --------
                                     HK$              HK$               US$
At Cost:
  Equity securities, unlisted            --           25,386             3,284
                                   ========        =========          ========

         Investment securities represent equity interests in two private companies of which the Group has no significant influence over their operating and financial policies.


6.       BANKING FACILITIES AND OTHER LOANS

                                                                                      As of April 30
                                                                             --------------------------------
                                                                              2000         2001         2001
                                                                             ------       ------       ------
                                                                   Note        HK$         HK$          US$
BANK OVERDRAFTS                                                    (a)        6,345       25,213        3,262
                                                                             ======       ======       ======

NOTES PAYABLE:
    Current portion                                                           4,070        3,788          490
    Non-current portion                                                       6,069        2,183          283
                                                                             ------       ------       ------

                                                                   (b)       10,139        5,971          773
                                                                             ======       ======       ======

LETTERS OF CREDIT, GOLD AND OTHER LOANS:
    Letters of credit                                              (a)       25,941       28,206        3,649
    Gold loan                                                      (c)       10,259       14,278        1,847
                                                                             ------       ------       ------

                                                                             36,200       42,484        5,496
                                                                             ======       ======       ======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


6.       BANKING FACILITIES AND OTHER LOANS (CONTINUED)

         The Group's banking facilities are collaterized by land and buildings (see note 4(b)), investment properties, restricted cash deposits, factored receivables and personal guarantees of certain directors.

         (a) The Group had various letters of credit and overdrafts under banking facilities as follows:

                                As of April 30
                          ----------------------------
                           2000       2001       2001
                          ------     ------     ------
                           HK$        HK$        US$
FACILITIES GRANTED
Letters of credit         66,500     86,000     11,125
Overdrafts                36,500     48,500      6,274
                          ======     ======     ======

UTILIZED
Letters of credit         25,941     28,206      3,649
Overdrafts                 6,345     25,213      3,262
                          ======     ======     ======

UNUTILIZED FACILITIES
Letters of credit         40,559     57,794      7,476
Overdrafts                30,155     23,287      3,012
                          ======     ======     ======

                  The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 7.0% to 7.5% per annum as of April 30, 2001 (2000: 9.25% to 11% per annum) and are renewable annually with the consent of the relevant banks.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


6.       BANKING FACILITIES AND OTHER LOANS (CONTINUED)

         (b) The Group also had mortgage loans classified under notes payable which are related to the Group's investment properties. These loans aggregated to HK$10,139 and HK$5,971 as of April 30, 2000 and 2001 respectively. Interest charges on these loans range from 9% to 9.5% per annum as of April 30, 2001 (2000: 10.75% to 11.5% per annum).


                  Expected maturities of notes payable are as follows:

           As of April 30, 2001
           --------------------
            HK$           US$
2002       3,788           490
2003       2,183           283
           -----         -----

           5,971           773
           =====         =====

         (c) The Group had outstanding loans to purchase 4.85 and 6.95 oz of gold as of April 30, 2000 and 2001 with the related balances being HK$10,259 and HK$14,278 respectively. These loans are due within the next year, however, have been historically renewed. These loans bear interest at 2% to 2.9% as of April 30, 2001 (2000: 3.15% to 3.45%) and can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Group adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of HK$338 and HK$343 for the years ended April 30, 2000 and 2001 respectively. As the Group does not hedge for changes in the future price of gold, the Group is exposed to certain market risks, which may result from potential future increases in the price of gold.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


7.       CAPITALIZED LEASE OBLIGATIONS

                                                  As of April 30
                                                --------------------
                                                2000    2001    2001
                                                ----    ----    ----
                                                HK$     HK$     US$
Capitalized lease obligations:
    Within one year                             593     180      24
    In the second to fifth years inclusive      213      33       4
                                                ---     ---     ---

                                                806     213      28
                                                ===     ===     ===

         The following is a schedule of future minimum lease payments under capitalized leases as of April 30, 2001:

                                                HK$     US$
Future minimum lease payments                   278      36
Less: Amount representing interest               65       8
                                                ---     ---

Present value of net minimum lease payments     213      28
Less: Current portion                           180      24
                                                ---     ---

                                                 33       4
                                                ===     ===

         Finance charges on capitalized lease obligations for the years ended 1999, 2000 and 2001 were HK144, HK$147 and HK$157 respectively.


8.       CONTINGENT LIABILITIES

         As of April 30, 2000 and 2001, the Group had contingent liabilities in respect of bills discounted with recourse amounting to HK$Nil and HK$331 respectively.

         As of April 30, 2000 and 2001, the Group provided guarantee in respect of a loan facility granted to a company, to the extent of HK2,319 (US$300) and HK$Nil plus the related interests respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


9.       COMMITMENTS

         (a)      Capital expenditure commitments

                  As of April 30, 2000 and 2001, the Group had capital expenditure commitments contracted but not provided for net of deposit paid amounting to HK$Nil and HK$1,641 (US$212) respectively.

         (b)      Operating leases commitments

                  As of April 30, 2000 and 2001, the Group had outstanding commitments not provided for under non-cancellable operating leases in respect of land and buildings, the portion of these commitments which are payable in the following year is as follows:

                                                     As of April 30
                                                -------------------------
                                                2000      2001      2001
                                                -----     -----     -----
                                                HK$       HK$        US$
Operating leases which expire:
     Within one year                            1,288       277        36
     In the second to fifth years inclusive     1,719     3,414       442
                                                -----     -----     -----

                                                3,007     3,691       478
                                                =====     =====     =====


10.      SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


10.      SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM (CONTINUED)

         (c) In addition to note 10(b) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. These warrants and options are exercisable from April 15, 1998 and expire on April 14, 2003.

         (d) During the year ended April 30,1999, 219,000 additional shares were issued to cover the over-allotment for the initial public offering completed in April 1998.

         (e) On October 29, 1999, the Company entered into a Securities Purchase Agreement with an accredited investor pursuant to which the Company agreed to issue and the investor agreed to purchase up to US$10,500 of 3% Convertible Debentures, as well as common stock purchase warrants. The Debenture is convertible into the shares of the Company's common stock, with an exercise price at the lesser of Fixed Conversion Price or the Variable Conversion Price. The Fixed Conversion Price is the greater of US$5.00 per share or 125% of the average closing bid price of the common stock for the 15 trading days ending on the trading day immediately before the respective Closing Dates. The Variable Conversion Price represents 92% of the average of the two lowest closing bid prices of the common stock during the 20 trading days immediately prior to conversion.

                  On November 5, 1999, the Company issued the first tranche of US$3,000 (HK$23,190) of 3% Convertible Debentures with the date of maturity on November 5, 2002; and Warrants for the Convertible Debenture holder to purchase 45,000 shares of the Company's common stock at an exercise price of US$3.75 per share with an expiration date of November 30, 2004. In addition, Warrants to purchase 30,000 shares of the Company's common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

                  On March 22, 2000, the Company issued the second tranche of US$3,500 (HK$27,055) of 3% Convertible Debentures with the date of maturity on March 22, 2003; and Warrants for the Convertible Debenture holder to purchase 52,500 shares of the Company's common stock at an exercise price of US$6.94 per share with an expiration date of March 31, 2005. In addition, Warrants to purchase 35,000 shares of the Company's common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

                  During the year ended April 30, 2000, all the first tranche of US$3,000 (HK$23,190) and US$500 (HK$3,865) out of the US$3,500
                  (HK$27,055) second tranche Convertible Debentures and related interest up to the dates of conversion, were exercised, and 1,072,412 shares of common stock were issued in this respect. The remaining second tranche of Convertible Debentures of US$3,000 (HK$23,190) and the accrued interest thereof were converted into 1,233,557 shares of common stock during the year ended April 30, 2001.

                  No other share of common stock was issued during the year. The Company had 7,438,058 shares and 8,671,615 shares of common stock outstanding as of April 30, 2000 and 2001 respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


10.      SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM (CONTINUED)

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

         None of the warrants as aforesaid was exercised for each of the years in the three year period ended April 30, 2001.

11.      STOCK BASED COMPENSATION PLAN

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

         Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the Plan shall be at least 100% of the fair market value per share of such shares on the date of grant, with a term of ten years. Since then, the Company has issued or cancelled incentive options as follows:

         (a) 265,000 incentive stock options were issued on January 14, 2000 at an exercise price of US$5.0 (HK$38.65) per share and for a term of ten years.

         (b) 1,770,000 incentive stock options were issued on May 8, 2000 at an exercise price of US$3.0 (HK$23.19) per share and for a term of ten years.

         (c) 80,000 incentive stock options were issued on September 25, 2000 at an exercise price of US$3.0 (HK$23.19) per share and for a term of ten years.

         (d) Totally 3,400,000 incentive stock options previously issued on April 12, 1999, January 14, 2000, May 8, 2000 and September 25, 2000 were cancelled on October 17, 2000.

         (e) 80,000 incentive stock options were issued on December 6, 2000 at an exercise price of US$2.0 (HK$15.46) per share and for a term of ten years.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


11.      STOCK BASED COMPENSATION PLAN (CONTINUED)

         (f) 3,296,000 incentive stock options were issued on April 30, 2001 at an exercise price of US$2.0 (HK$15.46) per share (the last sales prices of the common stock as of April 30, 2001) and for a term of seven years.

         There were 1,550,000 and 3,376,000 incentive stock options issued and exercisable as of April 30, 2000 and 2001 respectively.


12.      RELATED PARTY TRANSACTIONS

         (a)      Names and relationship of related parties

                                                                  Existing relationships with the Group
                                                                  -------------------------------------
              Yih Yu Chuan                                        Director and major shareholder of the Company
              Gemological Institute of America, Hong Kong         Common director and major shareholders
                Limited
              Hong Kong Brasil Lapidary Limited                   Common director and major shareholders
              International Asset Management Limited              Common director
              iBBC (H.K.) Limited                                 Common director and major shareholder

         (b)      Summary of related party transactions

                                                                                        As of April 30
                                                                          -------------------------------------
                                                                            2000          2001           2001
                                                                          -------        -------        -------
                                                              Note          HK$            HK$            US$
Due from related parties:
    Gemological Institute of America,
      Hong Kong Limited                                                     3,406          3,619            468
    iBBC (H.K.) Limited                                                        --          7,126            922
                                                                          -------        -------        -------

                                                                (i)         3,406         10,745          1,390
                                                                          =======        =======        =======

Due to related party:
    Yih Yu Chuan                                                (i)           (12)        (1,913)          (248)
                                                                          =======        =======        =======


Certain banking facilities granted to
  the Group collateralized by properties
  owned by Yih Yu Chuan and his
  personal guarantee to the extent of                                      52,684         59,390          7,683
                                                                          =======        =======        =======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


12.      RELATED PARTY TRANSACTIONS (CONTINUED)

                                                                                 Year ended April 30
                                                                     -----------------------------------------
                                                         Notes       1999        2000        2001        2001
                                                                     -----       -----       -----       -----
                                                                      HK$         HK$         HK$         US$
Directors' emoluments                                     (ii)       2,083       4,977       7,369         953
                                                                     =====       =====       =====       =====

Sales:
    Gemological Institute of
      America, Hong Kong Limited                                        71          --          --          --
    iBBC (H.K.) Limited                                                 --          --       1,219         158
    Hong Kong Brasil Lapidary Limited                                    3          --          --          --
                                                                     -----       -----       -----       -----
                                                          (iii)         74          --       1,219         158
                                                                     =====       =====       =====       =====
Rental income:
    iBBC (H.K.) Limited                                   (iv)          --          --         161          21
                                                                     =====       =====       =====       =====

Management fee income:
    Gemological Institute of
      America, Hong Kong Limited                                        --         282         212          27
    iBBC (H.K.) Limited                                                 --          --         250          32
                                                                     -----       -----       -----       -----
                                                          (v)           --         282         462          59
                                                                     =====       =====       =====       =====
Advances to:
    iBBC (H.K.) Limited                                   (vi)          --          --       5,495         711
                                                                     =====       =====       =====       =====

Consultancy and professional fees paid
    and payable:
    International Asset Management
      Limited                                             (vii)        283         873          --          --
                                                                     =====       =====       =====       =====

(i) The amounts due from/to related parties represent unsecured advances which are interest free and repayable on demand.

(ii)     The emoluments were determined by the directors.

(iii) The sales to related parties are made according to the published prices and conditions offered to the major customers of the Group.

(iv) During the year ended April 30, 2001, the Group leased certain office space to a related party at HK$40 per month. The monthly charge was determined by the directors.

(v) During the years ended April 30, 2000 and 2001, the Group received management fee income from related parties. The management fees were determined by the directors.

(vi) The advances were expenses paid on behalf of a related party with terms stated in note 12(i) above.

(vii) The consultancy and professional fees were determined based on normal commercial terms.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


13.      STAFF RELATED COSTS

                                                                   Year ended April 30
                                                   ------------------------------------------------
                                       Notes        1999           2000         2001         2001
                                                   ------       ---------    ---------    ---------
                                                     HK$            HK$          HK$         US$
Salaries, bonus and welfares                       50,543          66,029       71,857        9,296
Pension expense                        13(a)          446             483          809          104
                                                   ------       ---------    ---------    ---------

Total Staff Cost                                   50,989          66,512       72,666        9,400
                                                   ======       =========    =========    =========

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

               The amount of forfeitures in respect of Retirement Plan for the years ended April 30, 1999, 2000 and 2001 was HK$22, HK$224 and HK$14 respectively.

               In addition, the Group has set up a Mandatory Provident Fund
               (MPF) Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance in Hong Kong.

               Contributions paid and payable by the Group in respect of Retirement Plan and MPF are charged to the statement of operations.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


14.      INCOME TAXES

         Reconciliation to the expected statutory tax rate in Hong Kong of 16% (2000: 16% and 1999: 16%) is as follows:

                                              Year ended April 30
                                         ----------------------------
                                         1999        2000        2001
                                         ----        ----        ----
                                          %           %           %
Statutory rate                           16.0        16.0        16.0
Tax effect of net operating losses        1.4         5.1         6.1
Non taxable PRC profits                 (15.4)      (16.3)      (17.7)
Others                                   (0.9)       (4.7)        0.4
                                         ----        ----        ----
Effective rate                            0.1         4.8         1.1
                                         ====        ====        ====

         Income tax expense is comprised of the following:

                                                      Year ended April 30
                                        ------------------------------------------------
                                         1999          2000          2001          2001
                                        ------        ------        ------        ------
                                         HK$           HK$            HK$           US$
Current taxes:
    For the year                           520         1,207         1,845           238
    Over provision in prior years         (140)       (1,182)         (208)          (27)
                                        ------        ------        ------        ------

Income tax expense                         380            25         1,637           211
                                        ======        ======        ======        ======


         The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operated.

         The Company is incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income tax. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% (2000: 16% and 1999: 16%).

         PRC subsidiaries are registered to qualify as Foreign Investment Enterprises in the PRC and are eligible for certain tax holidays and concessions. Accordingly, certain PRC subsidiaries were exempted from PRC income tax for two years starting from their first profit-making years, followed by a 50% reduction of tax for next three years. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries which currently are 15%.

         Deferred taxation has not been provided as the tax effect of timing difference is insignificant for the year and at the balance sheet date.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


14.      INCOME TAXES (CONTINUED)

         At the balance sheet date, major components of the deferred taxation liabilities (assets) unprovided are as follows:

                                                     As of April 30
                                               ------------------------
                                               2000      2001      2001
                                               ----      ----      ----
                                               HK$       HK$       US$
Excess of tax allowances over depreciation      385         7         1
Tax losses carried forward                     (923)     (332)      (43)
                                               ----      ----      ----

                                               (538)     (325)      (42)
                                               ====      ====      ====


15.      POST BALANCE SHEET EVENT

         (a) Subsequent to April 30, 2001, the Group has entered into a sales and purchase agreement to acquire a property for an aggregate consideration of approximately HK$1,430 (US$185) (2000: HK$Nil).

         (b) On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001, and will issue to the consultant the same number of warrants on June 1, 2002. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:

                  (i) purchase 100,000 shares at US$2.29 (HK$17.70) per share exercisable through May 31, 2003;

                  (ii) purchase 80,000 shares at US$3.43 (HK$26.51) per share exercisable through May 31, 2004;

                  (iii) purchase 80,000 shares at US$4.57 (HK$35.33) per share exercisable through May 31, 2005.

         (c) On May 27, 2001, the Company entered into another consulting agreement with a consultant. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 100,000 shares of the common stock of the Company. On May 27, 2001, the Company issued to the consultant the said warrants at US$2.79 (HK$21.57) per share exercisable through May 26, 2002. In addition, the Company is also required to place further 200,000 common stock purchase warrants in escrow saved for delivery to the consultant in accordance with the terms of an escrow agreement.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


16.      NOTES TO STATEMENTS OF CASH FLOWS

         (a)      Purchase of subsidiary

                  On March 22, 2000, Lorenzo acquired the remaining shareholding (i.e. 40%) of Lorenzo Marketing for a consideration of HK$1,830.


                                             HK$
Net liabilities acquired:
   Property, plant and equipment                4
   Trade receivables                          125
   Inventories                                512
   Cash and cash equivalents                   99
   Trade payables                             (68)
   Accrued expenses and other payables     (1,291)
                                           ------
                                             (619)
Interest attributable to the Group
   as of March 22, 2000                       372
Goodwill arising from acquisition           2,077
                                           ------

Total purchase consideration                1,830
                                           ======

Satisfied by cash                           1,830
                                           ======

         There was no acquisition for each of the years ended April 30, 1999 and 2001.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


16.      NOTES TO STATEMENTS OF CASH FLOWS (CONTINUED)

         (b)      Analysis of changes in financing:

                                                Common
                                                stocks
                                              (including      Notes
                                              premium and    payable      Capitalized       3%
                                                warrant     and other        lease      convertible
                                                reserve)      loans       obligations    debentures
                                                  HK$          HK$            HK$           HK$
                                              -----------   ---------     -----------   -----------
As of April 30, 1998                            43,694        19,657          1,284             --
Cash provided by financing                       7,364            --             --             --
New (Repayment of) loans, net                       --         4,931           (539)            --
Inception of capitalized lease contracts            --            --            469             --
                                               -------       -------        -------        -------

As of April 30, 1999                            51,058        24,588          1,214             --
Cash provided by financing                      27,231            --             --             --
New (Repayment of) loans, net                       --        (4,190)          (555)        23,190
Inception of capitalized lease contracts            --            --            147             --
                                               -------       -------        -------        -------

As of April 30, 2000                            78,289        20,398            806         23,190
Conversion of convertible debenture
  (note c)                                      23,317            --             --        (23,190)
Repayment of loans, net                             --          (149)          (593)            --
                                               -------       -------        -------        -------

As of April 30, 2001                           101,606        20,249            213             --
                                               =======       =======        =======        =======


         (c)     Non-cash transactions

                 During the year ended April 30, 2000 and 2001, 3% convertible debentures of US$3,500 (HK$27,055) and US$3,000 (HK$23,190), together with interest accrued thereof amounting to HK$176 and HK$127 were converted into 1,072,412 and 1,233,557 shares of Group's common stock respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


17.      OTHER SUPPLEMENTARY INFORMATION

         The following items are included in the consolidated statements of operations in arriving at income before income taxes:

                                                       Year ended April 30
                                          -------------------------------------------------
                                           1999          2000           2001          2001
                                          -------       -------       -------       -------
                                            HK$           HK$           HK$            US$
(a)   Finance costs:
      Interest expenses                     6,876         5,648         6,710           868
      Issuing costs for convertible
        debentures                             --         4,524            --            --
                                          -------       -------       -------       -------
                                            6,876        10,172         6,710           868
                                          =======       =======       =======       =======

(b)   Other items:
      Cost of inventories                  62,022       125,702       166,158        21,495
      Operating leases charges in
         respect of premises                3,281         3,759         4,267           552
      Direct expenses attributable
         to rental income                       2            29            18             2
                                          =======       =======       =======       =======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


18.      REPORT ON SEGMENT INFORMATION

         (a)      The Group has operations in the following geographical areas:

                                                             Year ended April 30
                                            --------------------------------------------------------
                                              1999            2000            2001            2001
                                            --------        --------        --------        --------
                                              HK$             HK$              HK$           US$
Operating revenue:
Sales to customers outside the Group:
     United States of America
       & Canada                              178,930         231,751         297,321          38,463
     Hong Kong                                   630          20,395           4,631             599
     Europe and other countries               13,467          45,330          54,330           7,028
     PRC                                          37           2,413             569              74
     Japan                                     2,155           1,012             934             121
                                            --------        --------        --------        --------

                                             195,219         300,901         357,785          46,285
                                            ========        ========        ========        ========

Income taxes:
     Hong Kong                                   380              25           1,618             208
     PRC                                          --              --              19               3
                                            --------        --------        --------        --------

                                                 380              25           1,637             211
                                            ========        ========        ========        ========


Segment profit:
     Hong Kong                                 6,335           1,557           5,404             699
     PRC                                      33,008          37,143          29,431           3,808
Interest expenses, net                        (5,186)         (2,980)         (2,781)           (360)
                                            --------        --------        --------        --------

Net income                                    34,157          35,720          32,054           4,147
                                            ========        ========        ========        ========

                                  As of April 30
                      -----------------------------------
                       2000           2001          2001
                      -------       -------       -------
                        HK$           HK$           US$
Segment assets:
     Hong Kong        181,387       235,874        30,516
     PRC              129,152       131,505        17,012
                      -------       -------       -------

                      310,539       367,379        47,528
                      =======       =======       =======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


18.      REPORT ON SEGMENT INFORMATION (CONTINUED)

         (b) The Group operates in two segments, the manufacture of jewelry and holding of investment properties. Information regarding these segments is as follows:

                                                            Year ended April 30
                                           ------------------------------------------------------
                                             1999           2000            2001           2001
                                           --------       --------        --------       --------
                                              HK$            HK$            HK$             US$
Revenues:
    Manufacture of jewelry                  195,219        300,901         357,785         46,285
    Holding of investment properties            474            875             480             62
                                           --------       --------        --------       --------

                                            195,693        301,776         358,265         46,347
                                           ========       ========        ========       ========

Income tax provision (credit):
    Manufacture of jewelry                      305           (110)          1,563            202
    Holding of investment properties             75            135              74              9
                                           --------       --------        --------       --------

                                                380             25           1,637            211
                                           ========       ========        ========       ========

Segment profit:
    Manufacture of jewelry                   33,685         34,874          31,592          4,087
    Holding of investment properties            472            846             462             60
                                           --------       --------        --------       --------

                                             34,157         35,720          32,054          4,147
                                           ========       ========        ========       ========

                  All of the Group's depreciation expenses and capital expenditures during the three years ended April 30, 2001 relate to the manufacture of jewelry.

                                                   As of April 30
                                       -----------------------------------
                                         2000          2001          2001
                                       -------       -------       -------
                                         HK$           HK$            US$
Segment assets:
Manufacture of jewelry                 289,308       349,164        45,171
Holding of investment properties        19,100        16,300         2,109
Unallocated - goodwill                   2,131         1,915           248
                                       -------       -------       -------

                                       310,539       367,379        47,528
                                       =======       =======       =======

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


18.      REPORT ON SEGMENT INFORMATION (CONTINUED)

         (c) The Group derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

                                              Year ended April 30
                     -------------------------------------------------------------------
                              1999                    2000                    2001
                     -------------------     -------------------     -------------------
                        HK$           %        HK$            %        HK$            %
QVC Network Inc.     112,170          57     136,077          45     168,882          47
QVC - Europe          12,832           7      40,769          14      45,308          13

                  Accounts receivable related to these major customers were HK$12,041 as of April 30, 2000 and HK$10,025 as of April 30, 2001.


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Group's financial statements are prepared in accordance with HK GAAP, which differ in certain material respects from US GAAP, including certain accounting interpretations of the Securities and Exchange Commission (SEC) as practised in the United States. The significant differences relate principally to the following items and the adjustments necessary to restate operating income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (c)  Stock-based compensation

              Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to employees on the financial statements.

              Under US GAAP, the Company adopted the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of the Company's incentive stock options is same to or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan. Had compensation expense for the incentive stock option plan been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reported as follows:

                                         Year ended April 30
                                 ----------------------------------
                                   2000         2001         2001
                                 --------     --------     --------
                                    HK$          HK$          US$
Pro forma net income               34,124       21,094        2,729
                                 ========     ========     ========

Pro forma earnings per share
   Basic                             5.18         2.46         0.32
                                 ========     ========     ========
   Diluted                           4.95         2.46         0.32
                                 ========     ========     ========

              The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                    Year ended April 30
                                    -------------------
                                     2000         2001
                                    -------     -------
Expected dividend yield                 Nil         Nil
Expected stock price volatility          19%         22%
Risk-free interest rate                6.49%       5.34%
Expected life of options            3 years     3 years

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (c)      Stock-based compensation (Continued)

                  The weighted average fair value per option granted during the year ended April 30, 2000 and 2001 was US$0.41 and US$0.45 respectively.

                  The Company's stock option activities and related information for the years ended April 30, 1999, 2000 and 2001 are summarized as follows:

                                                               Year ended April 30
                           ---------------------------------------------------------------------------------------
                                       1999                        2000                           2001
                           --------------------------   ---------------------------   ----------------------------
                                             Weighted                      Weighted                       Weighted
                                              average                       average                        average
                                             exercise                      exercise                       exercise
                                               price                         price                          price
                            Options             US$      Options              US$      Options               US$
Outstanding and
  exercisable,
  beginning of year               --             --      1,285,000            5.0      1,550,000            5.00
Granted                    1,285,000            5.0        265,000            5.0      5,226,000            2.35
Cancelled                         --             --             --             --     (3,400,000)           3.91
                           ---------                    ----------                    ----------

Outstanding and
  exercisable, end of
  year                     1,285,000            5.0      1,550,000            5.0      3,376,000            2.00
                           =========                    ==========                    ==========

Weight average
  remaining
  contractual life          10 years                    9.13 years                    7.06 years
                           =========                    ==========                    ==========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


         (d)   Stock-based transactions

               The Company issued to a consultant a warrant to purchase 35,000 shares of common stock as part of the consultancy fee on July 31,1999 (see note 10(f)). In addition, the Company issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000 (see note 10(e)). During the year, the Company further issued to consultants 160,000 stock options to purchase shares of the Company's common stock. Under HK GAAP, there are no specific requirements to recognize the compensation costs arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on fair value of the warrants or options at the date of issue. Using the Black-Scholes option pricing model with the same weighted-average assumptions as employees' stock options, the fair value of these warrants and options were estimated as HK$Nil and HK$754 respectively for the year ended April 30, 2001 (2000: HK$464 and HK$Nil respectively). The additional expense was recognized in the statement of operations under US GAAP and the same amount was recorded in the Company's reserve account (see note 19(m)). Accordingly, there was no effect on the shareholders' equity under US GAAP.


         (e)   Discount on convertible debentures

               In connection with the convertible debentures issued with detachable warrants to a placement agent (see note 10(e)), there are no specific requirements under HK GAAP to allocate any of the proceeds from issuance of convertible debenture attributable to detachable warrants. Under US GAAP, the proceeds from issuance of convertible debenture with detachable warrants shall be allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debenture should be recorded as discount or premium. The discount or premium is amortized over the life of the debenture, using the interest method. During the year ended April 30, 2000, the Company recognized a sum of HK$534 as discount on convertible debentures. The amount of discount on convertible debentures amortized for the year ended April 30, 2000 and 2001 were HK$238 and HK$296 respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


         (f)  Capitalized deferred costs

              During the year ended April 30, 1998, the Company merged with Deen. Approximately HK$640 and HK$193 of costs were incurred in connection with the merger for each of the years ended April 30, 1997 and 1998 respectively. In previous years under HK GAAP, these costs were capitalized as organization costs and amortized over ten years. Following the adoption of the SSAP 1(Revised) in the last financial year, the carrying amount of such cost amounting to HK$686 was fully expensed in 2000. Under US GAAP, as Deen has no significant assets or substantive operations, other than a large shareholder base, these costs, would be expensed as incurred. The effect is that there is no more organization costs being capitalized under both HK and US GAAP as of April 30, 2000.

              During the year ended April 30, 2000 and 2001, there is no additional capitalized deferred cost incurred.


         (g)  Earnings per share

              Under US GAAP shares issued in connection with Deen Merger (see note 10(a)) are reflected as outstanding for all periods as they were issued for nominal consideration whereas under HK GAAP these shares are reflected as outstanding since the date of the issue (i.e., October 6, 1997).

              In addition, under HK GAAP the number of incremental shares included in the denominator in connection with the warrants and options (see note 10) is the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares whereas under US GAAP the number of incremental shares is determined by computing a year-to-date weighted average number of incremental shares included in each quarterly diluted EPS computation which is computed by using the average market prices during the three months included in the reporting period.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

              i) Investment properties - The fair value of the investment properties held by the Group as of April 30, 2001 was estimated at HK$16,300 on the open market value basis whereas the historical cost of such properties is HK$16,968 (with net book value of HK$15,888). The market valuations were performed by independent qualified surveyors at dates close to the balance sheet date.

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


         (i)  Investment properties

              Under HK GAAP investment properties are included in the balance sheet at their open market values, based on a year end valuation (see note 2(h)). Under US GAAP investment properties are recorded at their historical costs. This would have reduced the carrying values by HK$3,212 and HK$1,885 as of April 30, 2000 and 2001 respectively with no related income tax effect. In addition, under HK GAAP investment properties have not been depreciated since 1995, at which time accumulated depreciation was HK$1,080. Under US GAAP depreciation would have continued to be recorded over an estimated useful life of 40 years based on historical costs. This would have increased depreciation expense for the years ended April 30, 1999, 2000 and 2001 by HK$424, HK$424 and HK$424
              respectively with no related income tax effect.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


         (j)  Property, plant and equipment

              During the year ended April 30, 1999, an investment property that had a carrying value of HK$2,500 was reclassified as land and buildings due to the change of its use. Under HK GAAP, the cost of such an asset upon transfer is deemed to be the carrying amount of the asset as stated under its original classification. Any previous revaluation reserve on the asset is frozen upon the transfer until the retirement or disposal of the assets. A debit revaluation reserve of HK$2,297 has been frozen in this respect and included in the investment property revaluation reserve. Depreciation is then provided to write off the carrying amount over the unexpired lease terms.

              Under US GAAP, the amounts transferred are its historical cost of HK$4,894 and respective accumulated depreciation of HK$586 as investment properties are recorded at their historical costs (see note 19(i)). The net effect arising from the different accounting treatment, as aforesaid, would have increased the depreciation charge of HK$48 for each of the years in the three year period ended April 30, 2001 with no related income tax effect.


         (k)  Deferred taxes

              Under HK GAAP provision for deferred taxes is calculated under the liability method for all material timing differences to the extent that it is probable that these will crystalize in the foreseeable future. Under US GAAP provision for deferred taxes requires the recognition of deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences without regard to the probability of future reversal. As the temporary differences are considered as not material, no provision for deferred taxes has been made under US GAAP.


         (l)  Share premium

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


         (m)  Warrant reserve

              As a result of the different accounting treatments as detailed in note 19(d) and (e) in respect of the stock-based transactions and discount on convertible debentures, effects on the warrant reserve under US GAAP are as follows:

              - the portion allocable to the detachable warrants of HK$534 is accounted for as warrant reserve;

              - the stock-based compensation costs of HK$464 and HK$754 arising from the issue of warrants and options to consultants were recorded in the Company's warrant reserve for the year ended April 30, 2000 and 2001 respectively.

              However, no adjustment would be required to total shareholders' equity.


         (n)  Operating income

              Under HK GAAP, interest income of HK$1,690, HK$2,668 and HK$3,929 for each of the years in the three-year period ended April 30, 2001 has been included in arriving at the operating income, while under US GAAP, such income is excluded. Accordingly, the operating income under US GAAP would be HK$39,450, HK$42,844 and HK$36,472 for each of the years in the three-year period ended April 30, 2001.


         (o)  Comprehensive income

              The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There were no items of comprehensive income as defined by SFAS No. 130 for any of the periods presented.


         (p)  Statement of cash flows

              Under US GAAP, interest income and expenses as well as net movements of income taxes payable are included in arriving at the net cash flows from operating activities while under HK GAAP, such items are excluded and the respective actual cash receipt and payment thereof are shown separately under "Returns on investments and servicing of finance" and "Taxation" respectively in the statement of cash flows. In addition, under US GAAP, movements of advances from banks repayable within three months from the date of the advance are included under financing activities whereas under HK GAAP, such advances are included in cash and cash equivalents and their movements are shown as change in cash and cash equivalents.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The following table summarized the effect on net income of differences between HK GAAP and US GAAP.

                                                                                Year ended April 30
                                                          ----------------------------------------------------------
                                                             1999            2000           2001            2001
                                                          ----------      ----------      ----------      ----------
                                                  Note        HK$             HK$             HK$             US$
Net income as reported under HK GAAP                          34,157          35,720          32,054           4,147
US GAAP material adjustments:
     Depreciation on investment properties        (i)           (424)           (424)           (424)            (55)
     Depreciation on property                     (j)            (48)            (48)            (48)             (6)
     Deficit on revaluation of investment
       property                                   (i)             --              --           1,885             244
     Amortization of Deen Merger costs            (f)             83             686              --              --
     Amortization of goodwill                     (a)              7               7               7               1
     Amortization of financial consulting
       fee paid to the representative in
       the public offering                        (b)           (417)           (275)           (143)            (18)
     Amortization of discount on
       convertible debentures                     (e)             --            (238)           (296)            (38)
     Compensation costs for consulting
       services                                   (d)             --            (136)           (754)            (98)
     Compensation costs for agency services       (d)             --            (328)             --              --
                                                          ----------      ----------      ----------      ----------

Net income under US GAAP                                      33,358          34,964          32,281           4,177
                                                          ==========      ==========      ==========      ==========

Numerator:
Net income used in computing basic earnings
  per share under US GAAP                                     33,358          34,964          32,281           4,177
Interest on 3% convertible debentures                             --             251             127              16
                                                          ----------      ----------      ----------      ----------

Net income used in computing diluted
  earnings per share under US GAAP                            33,358          35,215          32,408           4,193
                                                          ==========      ==========      ==========      ==========

Denominator:
Weighted average number of shares
  outstanding under US GAAP - basic                        6,347,046       6,589,415       8,567,366       8,567,366

Effect of dilutive potential ordinary shares:
     3% convertible debentures                                    --         337,239          48,753          48,753
     Warrants                                                     --          17,986              --              --
     Stock options                                               514              --             731             731
                                                          ----------      ----------      ----------      ----------

Weighted average number of shares
  outstanding under US GAAP - diluted                      6,347,560       6,944,640       8,616,850       8,616,850
                                                          ==========      ==========      ==========      ==========

Earnings per share under US GAAP
     - Basic                                                    5.26            5.31            3.77            0.49
                                                          ==========      ==========      ==========      ==========

     - Diluted                                                  5.26            5.07            3.76            0.49
                                                          ==========      ==========      ==========      ==========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The following table summarized the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

                                                                            As of April 30
                                                                ------------------------------------
                                                                  2000          2001          2001
                                                                --------      --------      --------
                                                       Note        HK$           HK$           US$
Shareholders' equity as reported under HK GAAP                   188,179       242,635        31,389
Cumulative effect of depreciation on investment
  properties                                            (i)       (2,546)       (2,970)         (384)
Cumulative effect of depreciation on property           (j)         (585)         (633)          (82)
Deferral of future financial consulting paid to the
  representative in the public offering                 (b)          143            --            --
Unamortized discount on convertible debentures          (e)          296            --            --
Reduction for goodwill recorded on the merger of
  the Company and Lorenzo                               (a)          (54)          (47)           (6)
Deficit (Surplus) arising on revaluation of
  investment properties                                 (i)       (3,212)        1,885           244
Deficit frozen upon transfer of an investment
  property to land and building                         (j)        2,297            --            --
                                                                --------      --------      --------

Shareholders' equity under US GAAP                      *        184,518       240,870        31,161
                                                                ========      ========      ========

         * The comparative information regarding the shareholders' equity under US GAAP has been restated to conform to the current year's presentation.

         Impact of recently issued US GAAP accounting standards

         Consolidation

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". The adoption of SFAS No. 141 would not have affected the accounting for the reorganization of the Group completed on May 6, 1997.

         SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


         Derivatives

         In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The standard, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement no. 133 and amendment of FASB Statement no. 133", and SFAS No. 138, "Accounting for certain Derivative Instruments and certain Hedging Activities, an amendment of FASB Statement no. 133", is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (May 1, 2001 for the Group). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

         The Group will adopt SFAS No. 133 on May 1, 2001. As the use of derivative financial instruments by the Group is limited, the impact of the adoption of SFAS No. 133 on the consolidated financial statements of the Group is not expected to be material.

         Transfers and servicing of financial assets and extinguishments of liabilities In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB no. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Group does not expect that the adoption of SFAS No. 140 will have a material impact on its results of operations, financial position or cash flows.


         Impact of recently issued HK GAAP accounting standards

         During 2000 and 2001, HKSA issued and revised several SSAPs, the impact of these standards to the Group are summarized as follows:

         SSAP No. 14 "Leases" was revised in February 2000. It introduces some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements, which is effective to the accounting periods beginning on or after July 1, 2000. These changes have no material effect on the results for the current or prior accounting periods.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


         In January 2001, HKSA revised SSAP No. 9 "Events after the balance sheet date" and issued SSAP No. 28 "Provision, contingent liabilities and contingent assets", SSAP No. 29 "Intangible assets", SSAP No. 31 "Impairment of assets" and SSAP No. 32 "Consolidated financial statements and accounting for investments in subsidiaries".

         The amendment of the new standard SSAP No. 9 is only the treatment of proposed dividends that if dividends are declared or proposed after the balance sheet date, the enterprise should not recognize those dividends as a liability at the balance sheet date.

         SSAP No. 28 was issued and set out the criteria to recognize the provision and is effective to the financial statements with accounting period beginning from 1 January 2001.

         SSAP No. 29 applies to all intangible assets that are not specifically dealt within other SSAPs. It requires that an intangible asset should be recognized if, and only if, it is probable that future economic benefits attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably.

         SSAP No. 31 requires all assets, other than inventories, construction contract assets, deferred assets, financial assets and investment properties, subject to an impairment test. The standard sets out factors to be considered at each balance sheet date which may indicate that the carrying amount of an asset is impaired. The standard is applicable for the financial statements beginning on or after January 1, 2001.

         SSAP No. 32 adopts a wider definition of a subsidiary. The legal definition still use, when it conflict with the wider definition, but in such case, additional disclosures are required to enable the user of the consolidated financial statements to assess the effects as if this standard had been fully complied with.

         SSAP No. 17 was revised in April 2001. The principal issues in property, plant and equipment are the timing of recognition of the assets, the determination of their carrying amounts and the depreciation charges to be recognized in relation to them. The major impact to the Group is in determining the impairment loss of an item of property, plant and equipment. It should follow the requirements under SSAP No. 31, which is effective from the accounting period beginning from January 1, 2001.

         In June 2001, SSAP No. 30 "Business combinations" was issued. The main features of the new standard is the accounting treatment for business combination and goodwill arising from acquisition. The standard takes the view that an acquirer should always be identifiable in every business combination, accordingly an acquisition should be accounted for using purchase method.

         Other than as specifically described above, the Group does not expect that the adoption of these new standards will have a material impact on its results of operations, financial position or cash flows.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             LJ INTERNATIONAL INC.
                                             (Registrant)



Date:         September 25, 2001             By: /s/ YU CHUAN YIH
       --------------------------------          -------------------------------
                                                 Yu Chuan Yih
                                                 Chairman

                                INDEX TO EXHIBITS

Exhibit Number    Description
--------------    -----------
   1.1             Memorandum of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on
                   Form F-1, SEC File No. 333-7912, declared effective on April
                   15, 1998.

   1.2 Articles of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-7912, declared effective on April
                   15, 1998.

   2.1 Securities Purchase Agreement dated as of October 29, 1999 and exhibits and amendments thereto - incorporated by reference to the Exhibits to our Registration Statement on Form F-3 and amendments thereto, SEC File No. 333-11482, declared effective on April 3, 2000.

   4.1 Agreement with QVC, Inc. - incorporated by reference to the Exhibits to our Post Effective Amendment No. 3 to the
                   Registration Statement on Form F-1, SEC File No. 333-7912.

   4.2 Employment Agreement between the Company and Yu Chuan Yih effective October 1, 2000.

   8.1 List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Post Effective Amendment No.
                   3 to the Registration Statement on Form F-1, SEC File No.
                   333-7912.