Form 20-F
period 2002-04-30
LJ INTERNATIONAL INC
filed 2002-08-22
CIK 1046692

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED APRIL 30, 2002

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.


               Title of each                              Name of each exchange
                   class                                   on which registered
              ---------------                            ---------------------
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

                                      None
                                ----------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2002:

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

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

         The following selected consolidated financial data with respect to each of the years in the five- year period ended April 30, 2002 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

         We prepare our consolidated financial statements in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP. For a discussion of the significant differences between Hong Kong GAAP and US GAAP, see Note 19 of Notes To And Forming Part Of The Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                         Year ended April 30,
                                              --------------------------------------------------------------------
                                                  1998        1999        2000        2001        2002        2002
                                                   HK$         HK$         HK$         HK$         HK$         US$
                                              --------    --------    --------    --------    --------    --------
AMOUNT IN ACCORDANCE WITH HONG
    KONG GAAP
Operating revenues ........................    124,199     195,219     300,901     357,785     303,326      39,240
                                              ========    ========    ========    ========    ========    ========

Operating income (loss) ...................     31,540      39,723      38,725      36,472     (57,868)     (7,487)
Interest expense, net .....................     (6,964)     (5,186)     (2,980)     (2,781)     (3,364)       (435)
                                              --------    --------    --------    --------    --------    --------
Income (loss) before income taxes .........     24,576      34,537      35,745      33,691     (61,232)     (7,922)
Income taxes (charge) credit ..............     (2,120)       (380)        (25)     (1,637)        784         101
                                              --------    --------    --------    --------    --------    --------
Net income (loss) .........................     22,456      34,157      35,720      32,054     (60,448)     (7,821)
                                              ========    ========    ========    ========    ========    ========
Dividends per share .......................         --          --          --          --          --          --
                                              --------    --------    --------    --------    --------    --------

NUMERATOR:
Net income (loss) used in computing basic
    earnings (loss) per share .............     22,456      34,157      35,720      32,054     (60,448)     (7,821)
Interest on 3% convertible debentures .....         --          --         251         127          --          --
                                              --------    --------    --------    --------    --------    --------
Adjusted net income (loss) used in
    computing diluted earnings (loss) per
    share .................................     22,456      34,157      35,971      32,181     (60,448)     (7,821)
                                              ========    ========    ========    ========    ========    ========
DENOMINATOR:
Weighted average number of shares
    outstanding - basic (thousands) .......      4,539       6,347       6,589       8,567       8,672       8,672
Effect of dilutive potential ordinary
    shares:
    3% convertible debentures .............         --          --         337          49          --          --
    Warrants ..............................          5          --           7          --          --          --
    Options ...............................         --           1          --           6          --          --
                                              --------    --------    --------    --------    --------    --------
Weighted average number of shares
    outstanding - diluted (thousands) .....      4,544       6,348       6,933       8,622       8,672       8,672
                                              ========    ========    ========    ========    ========    ========

Earnings (loss) per share - basic .........       4.95        5.38        5.42        3.74       (6.97)      (0.90)
                                              ========    ========    ========    ========    ========    ========

Earnings per share - diluted ..............       4.94        5.38        5.19        3.73       (N/A)       (N/A)
                                              ========    ========    ========    ========    ========    ========

                                                                    Year ended April 30,
                                               ----------------------------------------------------------------
                                                   1998       1999       2000       2001       2002        2002
                                                    HK$        HK$        HK$        HK$        HK$         US$
                                               --------   --------   --------   --------   --------    --------
                                                         (Restated) (Restated) (Restated)
AMOUNT IN ACCORDANCE WITH US
    GAAP
Operating revenues .........................    124,199    195,219    300,901    357,785    303,326      39,240
                                               ========   ========   ========   ========   ========    ========
Operating income (loss) before
    income taxes (as restated for
    1999, 2000 and 2001) ...................     14,325     32,347     29,698     25,868    (61,853)     (8,002)
                                               --------   --------   --------   --------   --------    --------
Net income (loss) per US GAAP
    (as restated for 1999, 2000
    and 2001) ..............................     12,205     31,967     29,673     24,231    (61,069)     (7,901)
                                               --------   --------   --------   --------   --------    --------

Dividends per share ........................         --         --         --         --         --          --
                                               --------   --------   --------   --------   --------    --------

NUMERATOR:
Net income (loss) used in computing basic
    earnings (loss) per share (as restated
    for 1999, 2000 and 2001) ...............     12,205     31,967     29,673     24,231    (61,069)     (7,901)
Interest on 3% convertible debentures ......         --         --        251        127         --          --
                                               --------   --------   --------   --------   --------    --------
Adjusted net income (loss) used in
    computing diluted earnings (loss) per
    share (as restated for 1999, 2000
     and 2001) .............................     12,205     31,967     29,924     24,358    (61,069)     (7,901)
                                               ========   ========   ========   ========   ========    ========
DENOMINATOR:
Weighted average number of shares
    outstanding under
    HK GAAP - basic (thousands) ............      4,539      6,347      6,589      8,567      8,672       8,672
Shares for Deen Merger .....................         62         --         --         --         --          --
                                               --------   --------   --------   --------   --------    --------
Weighted average number of shares
    outstanding under
    US GAAP - basic (thousands) ............      4,601      6,347      6,589      8,567      8,672       8,672
Effect of dilutive potential ordinary
    shares:
    3% convertible debentures ..............         --         --        337         49         --          --

    Warrants ...............................          5         --         18         --         --          --
    Options ................................         --          1         --          1        107         107
                                               --------   --------   --------   --------   --------    --------
Weighted average number of shares
    outstanding under
    US GAAP - diluted (thousands) ..........      4,606      6,348      6,944      8,617      8,779       8,779
                                               ========   ========   ========   ========   ========    ========
Earnings (loss) per share - basic
    (as restated for 1999, 2000
      and 2001) ............................       2.65       5.04       4.50       2.83      (7.04)      (0.91)
                                               ========   ========   ========   ========   ========    ========

Earnings (loss) per share - diluted
    (as restated for 1999, 2000
      and 2001) ............................       2.65       5.04       4.31       2.83      (7.04)      (0.91)
                                               ========   ========   ========   ========   ========    ========

CONSOLIDATED BALANCE SHEET DATA:

                                                              As of April 30,
                                    ---------------------------------------------------------------
                                        1998       1999       2000       2001       2002       2002
                                         HK$        HK$        HK$        HK$        HK$        US$
                                                            (Restated)
AMOUNT IN ACCORDANCE WITH
    HONG KONG GAAP
    Working capital .............     39,090     75,645    158,795    155,787     93,652     12,115
    Total assets ................    154,616    222,875    310,539    367,379    332,177     42,972
    Long-term obligations .......     10,544      9,028     29,472      2,216         61          8
    Total shareholders' equity ..     90,257    128,428    188,179    242,635    182,187     23,568

AMOUNT IN ACCORDANCE WITH
    US GAAP
    Working capital .............     39,090     75,645    158,937    155,787     93,652     12,115
    Total assets ................    142,307    213,020    306,881    365,614    332,088     42,961
    Long-term obligations .......     10,544      9,028     22,755      2,216         61          8
    Total shareholders' equity ..     77,948    118,573    191,235    240,870    182,098     23,557

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

   CALENDAR YEAR                         AVERAGE NOON
   -------------                         ------------
                                         BUYING RATE
                                         -----------
                                        (HK$ PER US$)
       1997                                7.7431
       1998                                7.7467
       1999                                7.7594
       2000                                7.7924
       2001                                7.7997

      CALENDAR MONTH            HIGH                     LOW
      --------------            ----                     ---
     February 2002              7.7999                   7.7991
     March 2002                 7.8000                   7.7993
     April 2002                 7.8095                   7.7992
     May 2002                   7.8001                   7.7990
     June 2002                  7.8005                   7.7993
     July 2002                  7.8005                   7.7999

As of August 9, 2002, being the latest practicable date, the exchange rate was US$1.00 = HK$7.8000.

B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

D.       RISK FACTORS.

WE DEPEND UPON QVC, INC. FOR A LARGE PORTION OF OUR SALES AND WE CANNOT BE CERTAIN THAT THESE SALES WILL CONTINUE. IF THEY DO NOT, OUR REVENUES WILL LIKELY DECLINE.

         Although we sell to a large number of customers in a variety of markets, a substantial portion of our sales involve rings to one volume customer, QVC, Inc. For the fiscal years ended April 30, 2001 and 2002, QVC, Inc. accounted for approximately 47% and 28% of our sales. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contracts with QVC, Inc., who orders only on a "purchase order" basis. The loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect. We cannot assure that QVC, Inc. will continue to use us for the design and manufacture of a portion of their jewelry requirements.

WE ARE CONTROLLED BY ONE OF OUR EXISTING SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

         Our largest shareholder beneficially owns or controls approximately 36.5% of our outstanding shares as of July 31, 2002. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

THERE ARE NUMEROUS FACTORS RELATING TO THE OPERATIONS OF OUR BUSINESS THAT COULD ADVERSELY AFFECT OUR SUCCESS AND RESULTS.

         As a manufacturer and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:

         o    technological developments in the mass production of jewelry;

         o our ability to efficiently meet the design and production requirements of our customers;

         o    the market acceptance of our customers' jewelry;

         o    increases in expenses associated with continued sales growth;

         o    our ability to control costs;

         o our management's ability to evaluate the public's taste and new orders to target satisfactory profit margins;

         o our capacity to develop and manage the introduction of new designed products; and

         o    our ability to compete.

         Quality control is also essential to our operations, since customers demand compliance with design and product specifications and consistency of production. We cannot assure that revenue growth will occur on a quarterly or annual basis.

OUR SALES AND MARKETING OPERATIONS ARE PERFORMED PRINCIPALLY AT OUR EXECUTIVE OFFICES WHICH ARE LOCATED IN HONG KONG. AS A RESULT, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE INFLUENCED BY THE POLITICAL SITUATION IN HONG KONG AND BY THE GENERAL STATE OF THE HONG KONG ECONOMY.

         On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China, and Hong Kong became a Special Administrative Region of China, an SAR. As provided in the Sino-British Joint Declaration on the Question of Hong Kong, referred to as the Joint Declaration, and the Basic Law of the Hong Kong SAR of China, referred to as the Basic Law, the Hong Kong SAR is to have a high degree of autonomy except in foreign and defense affairs. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years. We cannot assure, however, that changes in political or other conditions will not result in an adverse impact on our financial and operating condition.

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

         We have obtained fire, casualty and theft insurance aggregating approximately $10.9 million covering several of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our factories due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

SALES OF OUR JEWELRY TO RETAILERS ARE GENERALLY STRONGER BETWEEN JUNE AND JANUARY OF EACH YEAR DUE TO THE IMPORTANCE OF THE HOLIDAY SELLING SEASON.

         The approximately 28% of our sales during the fiscal year ended April 30, 2002 to our largest customer, QVC, Inc., were not seasonal in nature. It has been our management's experience that the remaining 72% of our total sales are seasonally sensitive.

OUR HOLDING COMPANY STRUCTURE CREATES RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.

         We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of or restriction on paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

IT MAY BE DIFFICULT TO SERVE US WITH LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST US OR OUR MANAGEMENT.

         We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China and Hong Kong. In addition, all but one of our directors and officers are non- residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands, China or Hong Kong would enforce:

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

Because of these exemptions, investors are not provided the same information which is generally available about public companies organized in the United States.

ITEM 4.     INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         LJ International Inc. ("we") were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in the following significant subsidiaries:

  o Lorenzo Jewelry Limited ("Lorenzo Jewelry"), a company incorporated in Hong Kong on February 20, 1987. Lorenzo Jewelry owns all of the equity in:

         o        Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd.; and

         o        Shantou Lorenzo Jewelry Mfg.

  o      Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.

  o      Lorenzo Jewellery (Shenzhen) Co., Ltd.

  o      Lorenzo Diamond Jewelry Mfg. Co. Limited.

  o      iBBC, Inc.

         Under a cooperative joint venture agreement between Lorenzo Jewelry and Guangdong Province Shantou Artcrafts Imports and Exports Co., we control the operating and financial activities of Shantou Lorenzo Jewelry Mfg. and are responsible for all of its profits and losses.

         Our principal place of business and our executive offices are located at Units #09-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

         We have not made any significant capital expenditures or divestitures during our last three fiscal years, nor are any currently in progress. Our purchases of property, plant and equipment consisted of the following, presented in HK$ in thousands:

                                                         Year ended April 30,
                                                  ----------------------------------
                                                   2000          2001           2002
     Leasehold improvement                        1,041         2,654          1,664
     Furniture, fixtures & equipment              1,219         2,442          1,397
     Plant and machinery                          1,364         1,374            187
                                                -------       -------        -------
     Total                                        3,624         6,470          3,248

B.       BUSINESS OVERVIEW.

         We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi- precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

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

         We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

         We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

         o    fine jewelers;

         o    national jewelry chains;

         o    department stores;

         o    electronic retailers; and

         o    specialty retailers.

         For the fiscal years ended April 30, 2001 and 2002, approximately 83% and 73% of our sales were in North America.

         The following is a breakdown of our total revenues (in thousands) by geographic market for each of our last three financial years:

                                                   Year ended April 30,
                                      ---------------------------------------------
                                           2000        2001        2002        2002
                                      ---------   ---------   ---------   ---------
                                            HK$         HK$         HK$         US$
         United States and Canada       231,751     297,321     222,704      28,810
         Hong Kong                       20,395       4,631      37,855       4,897
         Europe and other countries      45,330      54,330      42,653       5,518
         China                            2,413         569          49           6
         Japan                            1,012         934          65           9
                                      ---------   ---------   ---------   ---------
                                        300,901     357,785     303,326      39,240

         Approximately 28% of our sales during the fiscal year ended April 30, 2002 were to our largest customer, QVC, Inc., and were not seasonal in nature. It has been our management's experience that the remaining 72% of our total sales are seasonally sensitive and occur primarily during August to January of each year.

OUR INDUSTRY

         The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

         o a small number of manufacturers that make and distribute their own jewelry directly to retailers; and

         o a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

         We believe that vertically integrated companies that control costs by performing all value added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. We further believe that large retailers want to rely upon prime manufacturers because they believe that prime manufacturers are reliable, low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.

OUR BUSINESS STRATEGY

         Our business strategy is to:

         o increase our market share of moderately priced high-quality gem-set semi-precious and precious jewelry by capitalizing on our unique vertically integrated manufacturing processes to produce diamond and high-end precious stone jewelry in addition to high volume, high- quality semi-precious products;

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

         We intend to implement our business strategy by:

         o developing a new 18,000 square feet CAD/CAM enabled production facility devoted to diamonds and high-end precious stones, with technology to fully integrate computer design from prototype to sample

         o promoting visits with customers to coordinate and develop their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

         o expanding our distribution channels to include all major TV shopping programs in North America, Japan and Korea and further developing business with top-20 discount department store chains and one prominent warehouse club in the U.S.

         o acquiring an electronic supply and replenish module for independent jewelry stores in the U.S., and building a European platform in Paris, France to network with key supersellers.

OUR MANUFACTURING CAPABILITY

         We have established two sophisticated factories located in China that perform stone cutting and polishing and jewelry manufacturing. The factories are located in the cities of Shantou and Shenzhen in Guangdong Province, China. The Shantou facility is the older of the two facilities. It consists of 45,000 square feet and has been operating for ten years. The Shenzhen facility has been operating for five years and has 50,000 square feet of manufacturing space. We currently employ approximately 2,000 skilled gemstone cutters and manufacturing personnel and are producing approximately two million carats of cut gemstones and two million pieces of finished fine jewelry annually.

         We purchase imported choice gemstone material which are from mines located in Africa, China and South America, especially concentrated in Brazil. Gemstone craftsmen are trained and managed by our Hong Kong personnel to insure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the gemstone material that we purchase. By performing internally the value added processes of cutting and polishing our semi-precious gemstones, we maximize quality control and improve our profitability. We specialize in a wide range of popular and exotic semi-precious gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

         We employ specialized manufacturing processes that deliver large quantities of high quality finished jewelry. We are currently producing approximately 160,000 pieces of finished jewelry per month from our two facilities. Each piece of jewelry receives hand made attention, resulting in fine quality finishing at popular prices.

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

         Our sales and marketing team is located in our executive offices in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

         o    fine jewelers;

         o    national jewelry chains;

         o    department stores;

         o    electronic retailers; and

         o    specialty retailers.

         Our single largest customer is QVC, Inc. which accounted for approximately 47% of our sales during fiscal 2001 and 28% of our sales during fiscal 2002. We do not sell to QVC, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although we have developed and maintained a good and longstanding relationship with QVC, Inc., the loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect on us.

         In March 2000, our wholly-owned subsidiary Lorenzo Jewelry Mfg. (H.K.) Limited (n/k/a Lorenzo Jewelry Limited) entered into a three-year agreement with QVC, Inc. Under the terms of the agreement, QVC has the exclusive right to promote, market, sell and distribute all of the jewelry and watches which we manufacture, develop or sell through direct response television programs in North America, the United Kingdom and Germany. Upon expiration of the initial three-year term, the agreement automatically renews for additional three-year terms if QVC issued purchase orders to us of at least $80 million during the initial term, with certain minimum increases in purchase orders for each succeeding three-year term. The agreement does not, however, obligate QVC to issue any purchase orders to us.

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

         o    cutting and polishing semi-precious gemstones;

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

SUPPLY

         We manufacture and cut our own semi-precious stones. We purchase imported gemstones which are from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, and Africa is the main source of tanzanite, mandarine garnet, garnet aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years.

         We maintain our supply of inventory at our warehouse. The amount of our inventory of a particular gemstone determines the extent and size of our marketing program for that product. We purchase preformed and semi-finished cut gemstones in advance and in anticipation of orders resulting from our marketing programs.

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

         We do not presently engage in hedging activities with respect to possible fluctuations in the price of gold. We believe the risk of not engaging in such activities is minimal, since we purchase our gold requirements after each significant purchase order is received. We believe that any change in the price of gold would have little, if any, impact on the valuation of our inventories.

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

C.       ORGANIZATIONAL STRUCTURE AS OF JUNE 30, 2002:

         The following diagram provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.

                                    LJ INTERNATIONAL INC.
                                       (British Virgin Islands)

   100%                                  100%
   ----                                  ----

-  LORENZO JEWELRY LIMITED             - SHANTOU SEZ LORENZO GEMS & CRAFT
   (Hong Kong)                           FACTORY CO., LTD.
                                         (P.R.C.)

                                       - SHANTOU LORENZO JEWELRY MFG.
                                         (P.R.C.)


-  LORENZO GEMS MANUFACTURING (SHENZHEN) CO., LTD.
   (P.R.C.)

-  LORENZO DIAMOND JEWELRY MFG. CO. LIMITED
   (Hong Kong)

-  LORENZO JEWELLERY (SHENZHEN) CO., LTD.
   (P.R.C.)


85.59%
------

-  iBBC, INC.
   (USA.)

D.       PROPERTY, PLANTS AND EQUIPMENT.

         Our principal executive offices are located at Units #9-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office, showroom and manufacturing space at this location.

         Our jewelry production facility in Shantou, China consists of 10,000 square feet of building space which we own in the Yubao Industrial Building, Longhu District, Shantou Special Economic Zone, Guangdong Province, China. We currently lease on a month-to-month basis the adjacent 16,000 square feet on the same floor of that building as one of our gem cutting facilities at a rental rate of approximately HK$18,000 (US$2,200) per month.

         Our second production facility in Shenzhen, China consists of 50,000 square feet of building space. This facility is located in the Shatoujiao Free Trade Zone, Shenzhen. We currently lease on a month-to-month basis this space from an unaffiliated third party at a rental rate of HK$74,120 (US$9,500) per month.

         We own two warehouse facilities in Hung Hom and Aberdeen consisting of 5,432 square feet and 2,897 square feet. We also own additional properties in Sai Kung and Hung Hom. We lease all four of these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.

         Our production facilities are currently utilized by one shift per day and are capable of expanding to three shifts per day as necessary.

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

         In fiscal 2002, amid a generally depressed retail market worldwide, we initiated several measures to maintain our position as one of the world's largest publicly traded designer, marketer and distributor of a full range of fine jewelry.

         As consumers tightened their belts, the retail market suffered accordingly, in particular, luxury sectors such as jewelry. The horrific events in the U.S. on Sept. 11, 2001 put a further damper on consumer confidence and as a result, LJ International, like all others in our industry, faced enormous challenges.

         We moved quickly to take stock of the changed situation and to introduce the appropriate measures to face the still uncertain economic climate in 2002. First, we made provisions for inventory that was built up to meet previously anticipated orders from our biggest client, one of the major TV home shopping networks. Because of an agreement signed with this client in March 2000 when the global economy was rosier, we undertook not to sell to other TV retailers in the U.S. for three years, and, if the client produced total orders of US$80 million in the period up to March 2003, this exclusive agreement would be extended for another three years. As a result, we had forecast sales orders of about US$30 million from this major customer in fiscal 2002, up from US$22 million in 2001 and nearly US$18 million in 2000.

         Based on the projected sales order and pattern, we kept a significant inventory of the stock needed to fulfil large-quantity orders of between 5,000 and 10,000 pieces per style per design. However, due to the downturn and a change in the client's marketing focus and strategy, orders for our fiscal 2002 only totaled US$11 million in value, leaving us with a rather huge stock, largely of jade, fancy-cut stones and stones in particular color grading, which were exclusively for this client. As these are natural stones, available not to order but only when found, we needed to keep an ample level of inventory.

         With these developments, we knew we had to reduce our reliance on this key customer and increase our market share instead. And, to do so, we had to step up our marketing efforts with the Top40 jewelry retailers, whom we were already selling to. Servicing the Top40 involved increasing our range and inventory of sample styles for trials with them, which meant crafting 50 to 500 pieces for each style in each color. As part of our efforts to enhance our market share, we are also giving these Top40 customers more favorable terms by accepting limited consignment orders from them. This also entails keeping larger inventory levels of finished jewelry.

         Meanwhile, the depressed global retail scene prompted us to review our corporate strategy and we carried out a re-engineering exercise within our organizational structure so we have a leaner and even nimbler team. The re-engineering exercise extended to our sales and operations and we have now succeeded in decreasing our inventory levels, not only by keeping orders optimal, but also by selling surplus stocks of cut stones at market value to manufacturers, a practice we previously avoided. With better inventory management we are seeing improved cash flows.

         To be more cost efficient, we have consolidated our gemstone cutting and polishing processes in our Shantou factory to our Shenzhen factory.

         We completed our initial public offering and raised gross proceeds of HK$58,051,000 (US$7,510,000) from the sale of common stock and warrants during fiscal year ended 1998. Additional amounts were received during the year ended April 30, 1999 from the exercise of the over- allotment of common stock in the offering. In the fiscal year ended 2000, we raised gross proceeds of HK$50,245,000 (US$6,500,000) from an issue of 3% convertible debentures. The proceeds were allocated to working capital for general corporate purposes.

         Given the measures we took in fiscal 2002, which will start to show results in the first half of fiscal 2003, we are confident that we are well-positioned to seize the opportunities a rebound in the jewelry industry will bring. And there are already signs that things have started to look up. Since Sept.11, we are witnessing clients' increasing acceptance of new products, additions to our client list and rises in orders from existing customers.

         Another important initiative we adopted recently is giving the first guidance in the company's history on our last quarter results for fiscal 2002. Although we are a foreign company technically exempt from some key U.S. reporting requirements, we have decided to bring our reporting and accounting as close in line as possible with U.S. GAAP reporting and U.S. investor expectations. Taking this step is part of our strategy to maintain our position as the world's largest publicly traded designer, marketer and distributor of a full range of fine jewelry. It is also a reflection of our unwavering commitment to shareholders, clients and staff alike.

A.       OPERATING RESULTS.

FISCAL 2002 COMPARED WITH FISCAL 2001

NET SALES

         Net sales decreased 15% to HK$303,326,000 (US$39,240,000) in fiscal year ended 2002 from HK$357,785,000 (US$46,285,000) in fiscal year ended 2001. We experienced a decline of 23% in sales in the first three fiscal quarters in 2002 compared with the same period in fiscal 2001. But in the fourth fiscal quarter in this year we recorded a growth of 17% compared with the same fiscal quarter in the previous year.

         The decrease in first three quarters, as expected, was mainly attributable to the global economic downturn since the beginning of the year 2001 and was accelerated by the September 11 attacks in the US. The increase of sales in the fourth quarter was due to the acceptance of our new products, the addition of new customers and the large incremental increases in orders from existing customers.

GROSS PROFIT

         The gross profit margin dropped from 36% in 2001 to 15% in 2002. The decrease, as explained above, was due to various adjustments on inventory in the fourth quarter, which are largely related to the reduced orders from our key customers during fiscal year 2002.

         o HK$41,701,000 (US$5,395,000) for write-down of cut stones for orders in relation to special programs that were later postponed or cancelled;

         o    HK$2,443,000 (US$316,000) for write-down of fine jewelry cost.

         Excluding the above special charge on inventory, the gross profit margin was 30% for fiscal 2002.

OTHER REVENUE

         Interest income decreased from HK$3,929,000 (US$508,000) in fiscal 2001 to HK$1,674,000 (US$217,000) in fiscal 2002. The decrease was mainly due to the consecutive cuts of interest rate from early 2001 and stabilized in early 2002.

         Rental income increased 118% from HK$480,000 (US$62,000) in fiscal 2001 to HK$1,047,000 (US$135,000) in fiscal 2002. Additional investment property was rented out in fiscal 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses increased 13% to HK$105,195,000 (US$13,609,000) or 35% of net sales in 2002, compared with
HK$93,182,000 (US$12,055,000) or 26% of net sales in 2001. The increase was mainly attributable to the following charges, two of which are non-recurring:

         Non-recurring:

         o HK$1,697,000 (US$220,000) as severance payment on cost-cutting program; and

         o HK$5,330,000 (US$690,000) for impairment loss and write off of property, plant & equipment as a result of the consolidation of manufacturing facilities.

         Recurring :

         o HK$3,518,000 (US$455,000) for impairment and amortization of goodwill of investments; and

         o HK$5,102,000 (US$660,000) for unrealized loss on the unsettled gold loan.

         Excluding the above charges, SG&A expenses was HK$89,548,000 (US$11,584,000) or 30% of net sales, which was a decrease of HK$3,627,000 (US$469,000) compared with fiscal 2001.

FINANCE COST

         Interest expenses decreased from HK$6,710,000 (US$868,000) in fiscal 2001 to HK$5,038,000 (US$652,000) in fiscal 2002. The decrease was due to the consecutive cuts of interest rate from early 2001 to early 2002.

INCOME TAXES

         We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

         For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16%.

         Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.

         Two of our subsidiaries in China are currently enjoying the tax holidays or concessions which will expire in fiscal 2005 and 2006 respectively. Other subsidiaries in China either no longer enjoy the tax holiday and concession or have not yet commenced its first profit-making year. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 15%.

         Net income tax decreased from HK$1,637,000 (US$211,000) in fiscal 2001 to a net tax credit of HK$784,000 (US$101,000) in fiscal 2002. There were Hong Kong tax over provision of HK$208,000 (US$27,000) in fiscal 2001 and HK$800,000 (US$103,000) in fiscal 2002, after the finalization of tax assessment for previous years.

NET INCOMES/(LOSS)

         There was a net loss of HK$60,448,000 (US$7,821,000), or HK$6.97
(US$0.90) per share on 8.7 million shares outstanding for fiscal 2002, compared with net income of HK$32,054,000 (US$4,147,000), or HK$3.74 (US$0.48) per share on 8.6 million shares outstanding in fiscal 2001.


FISCAL 2001 COMPARED WITH FISCAL 2000

NET SALES

         Net sales increased 19% to HK$357,785,000 (US$46,285,000) in fiscal year ended 2001 from HK$300,901,000 (US$38,926,000) in fiscal year ended 2000. We experienced a 38% growth in sales in the first three fiscal quarters in 2001 compared with the same period in fiscal 2000, but the fourth fiscal quarter in this year recorded a reduction of 35% compared with the same fiscal quarter in the previous year.

         The overall increase in sales is primarily attributable to increased diamond jewelry sales and higher sales to existing customers of jewelry from the Lorenzo-branded line.

GROSS PROFIT

         The gross profit margin dropped from 38% in 2000 to 36% in 2001 due to:

         o A change in the product mix. Increasingly more sales are made with precious stones and diamonds and diamonds alone. Diamond jewelry generally has higher sales value but much lower profit margin;

         o Additional model-making charges were incurred and expensed to build up the European jewelry sample lines; and

         o Discounts were given on certain volume sale programs for existing customers and discounts given to new customers to induce businesses.

As the proportion of the diamond jewelry sales is expected to rise, while on the other hand the profit margin for the European jewelry market is traditionally higher compared with the US market, the profit margin is expected to stabilize at around 35% to 38% in the next few years.

OTHER REVENUE

         Interest income increased from HK$2,668,000 (US$345,000) in fiscal 2000 to HK$3,929,000 (US$508,000) in fiscal 2001. The increase was mainly due to the increase in restricted cash as security deposit for banking facilities.

         Rental income decreased 45% from HK$875,000 (US$113,000) in fiscal 2000 to HK$480,000 (US$62,000) in fiscal 2001. One of the investment properties was left vacant during the year after the expiry of a short-term lease. The said property is being rented to a new tenant for a period of 2 years.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased 27% to HK$93,182,000 (US$12,055,000) or 26% of net sales in 2001, compared with
HK$73,174,000 (US$9,466,000) or 24% of net sales in 2000. The increase was mainly due to commission paid to salesmen or agents to attract new (or induce) businesses.

FINANCE COST

         Finance cost consisted of interest expenses and issuing costs for convertible debentures, decreased from HK$10,172,000 (US$1,316,000) in fiscal 2000 to HK$6,710,000 (US$868,000) in fiscal 2001.

         Interest expenses increased from HK$5,648,000 (US$731,000) in fiscal 2000 to HK$6,710,000 (US$868,000) in fiscal 2001 due to higher utilization rate of credit line facilities.

         During 2000, we issued convertible debentures with gross proceeds of HK$50,245,000 (US$6,500,000) and incurred HK$4,524,000 (US$585,000) in issuing expenses.

INCOME TAXES

         We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

         For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16%.

         Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our

Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.

         Two of our subsidiaries in China are currently enjoying the tax holidays or concessions in fiscal 2001, with one of which commenced its first profit-making year. Accordingly, their entitlements will expire in fiscal 2005 and 2006 respectively. Other subsidiaries in China either no longer enjoy the tax holiday and concession or have not yet commenced its first profit-making year. As a result, HK$18,000 (US$2,000) of Chinese income tax expense was recorded. Chinese income tax is calculated at the applicable rate relevant to the Chinese subsidiaries, which currently is 15%.

         Net income tax increased from HK$25,000 (US$3,000) in fiscal 2000 to HK$1,637,000 (US$211,000) in fiscal 2001. There were Hong Kong tax overprovision of HK$1,207,000 (US$156,000) in fiscal 2000 and HK$208,000 (US$27,000) in fiscal
2001, after the finalization of tax assessment for previous years.

FISCAL 2000 COMPARED WITH FISCAL 1999

NET SALES

         Net sales increased 54% to HK$300,901,000 (US$38,926,000) in fiscal year ended 2000 from HK$195,219,000 (US$25,255,000) in fiscal year ended 1999. This increase is primarily driven by volume increases in sales to new and existing customers, including QVC, Sterling Inc. and Mervyn's. We also expanded our gem lines during the year in order to provide a complete range of jewelry to our existing and new customers. Our diamond jewelry sales accounted for 6% of the total net sales in fiscal year 2000.

GROSS PROFIT

         The gross profit margin dropped from 48% in 1999 to 38% in 2000 due to:

         o a change in the product mix. Previously, most of our sales were made with jewelry set with semi-precious stones; in 2000, more sales were made with precious stones and diamonds. Diamond jewelry generally has a higher sales value but a much lower profit margin;

         o additional model-making charges incurred and expensed to build up the diamond jewelry sample lines; and

         o discounts given on certain volume-sales programs for existing customers and discounts given to new customers to induce businesses.

As the proportion of our diamond jewelry sales is expected to rise, the profit margin is expected to drop and stabilize at around 38% in the next few years.

OTHER REVENUE

         Interest income increased from HK$1,690,000 (US$219,000) in fiscal 1999 to HK$2,668,000 (US$345,000) in fiscal 2000. The increase was mainly due to the increase in restricted cash as security deposit for banking facilities.

         Rental income increased 85% to HK$875,000 (US$113,000) in 2000 from HK$474,000 (US$61,000) in 1999, due mainly to the short-term lease of one of the investment properties during 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased 33% to HK$73,174,000 (US$9,466,000) or 24% of net sales in 2000, compared with
HK$55,003,000 (US$7,116,000) or 28% of net sales in 1999.

         The decrease of 4% is the net effect of :

         o more contributions to the fixed cost even though the profit margin is lower; and

         o increased personnel in sales and marketing, design and logistics to cope with the significant sales growth. As a result, we have leased an additional office space of around 2,000 square feet in our Hong Kong headquarters.

FINANCE COST

         Finance cost is principally consisted of interest expenses, and issuing cost for convertible debentures, increased to HK$10,172,000 (US$1,316,000) in 2000 from HK$6,876,000 (US$890,000) in 1999.

         Interest expenses decreased 18% to HK$5,648,000 (US$731,000) in 2000 from HK$6,876,000 (US$890,000) in 1999. The proceeds from the issuance of the convertible debentures during fiscal 2000 provided us with working capital and our level of borrowings dropped during 2000.

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

         One of the subsidiaries initiated its first year of tax holidays during 2000 and the entitlement will therefore expire fiscal 2005. Other subsidiaries in China either no longer enjoy the tax holiday and concession or have not yet commenced its first profit-making year. As a result, we have not recorded any Chinese income tax expense. Chinese income tax in the future will be calculated at the applicable rates relevant to the Chinese subsidiaries, which currently are 15%.

         Net income tax decreased 93% to HK$25,000 (US$3,000) in 2000 from HK$380,000 (US$49,000) in 1999. This is the net effect of a current-year Hong Kong tax provision of HK$1,207,000 (US$156,000) and the previous years' over provision of HK$1,182,000 (US$153,000).


B.       LIQUIDITY AND CAPITAL RESOURCES.

FISCAL 2002 COMPARED WITH FISCAL 2001

         We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash:

         For the fiscal year ended April 30, 2002, as a result of HK$20,652,000 (US$2,673,000) provided by financing activities and HK$919,000 (US$120,000) and HK$14,843,000 (US$1,920,000) used by operating and investing activities, as well as HK$3,258,000 (US$421,000) used in returns on investments and servicing of finance and HK$1,642,000 (US$212,000) paid for incomes taxes, cash and cash equivalents decreased by HK$10,000 (US$1,000).

         Net cash used by operating activities in fiscal 2002 was HK$919,000 (US$120,000) as compared with net cash provided of HK$31,033,000 (US$4,015,000) in fiscal 2001. The negative cash flows from operating activities in fiscal 2002 was primarily due to decrease in sales and gross profit margin.

         For the fiscal year ended April 30, 2002, net cash outflow from investing activities was HK$14,843,000 (US$1,920,000) as compared with HK$31,740,000 (US$4,106,000) in fiscal 2001. The net cash used in investing activities during fiscal 2002 were HK$18,406,000 (US$2,381,000) for the further acquisition of 68.8% of a subsidiary, iBBC Inc. which engaged in marketing jewelry from its display cases in retail shops, HK$3,248,000 (US$420,000) for the acquisition of property, plant and equipment, and less proceed of HK$91,000 (US$12,000) on disposal of plant and equipment, and HK$6,720,000 (US$869,000) from related parties.

         Net cash provided by financing activities in fiscal 2002 was HK$20,652,000 (US$2,672,000) as compared with net cash used in HK$399,000 (US$52,000) in fiscal 2001. There was HK$24,658,000 (US$3,190,000) received in respect of new gold loan arrangement in fiscal 2002.

Accounts Receivable:

         As of April 30, 2002, net accounts receivable increased by HK$13,529,000 (US$1,750,000) to HK$61,944,000 (US$8,013,000) from HK$48,415,000
(US$6,263,000) as of April 30, 2001. The increase in net accounts receivable was due to some customers have prolonged the credit period. The sales-to-customers accounts receivable are generally offered a 60-day credit period.

Inventory:

         Inventory decreased by HK$38,807,000 (US$5,020,000) from HK$160,955,000
(US$20,822,000) as of April 30, 2001 to HK$122,148,000 (US$15,802,000). During
the year, special charge of HK$44,144,000 (US$5,711,000) has been made on inventory largely related to reduced orders from key customers. Excluding this special charge, and in view of the possible sluggish market, the rate of growth in inventory was 3% in fiscal 2002 as compared with 8% in fiscal 2001.

Letters of Credit:

         As of April 30, 2002, we had various letters of credit under banking facilities which totaled HK$90,000,000 (US$11,643,000). We had HK$43,642,000
(US$5,646,000) and HK$28,206,000 (US$3,649,000) outstanding under letters of credit as of April 30, 2002 and 2001. Under the banking facilities arrangement, we are required to maintain certain cash balances which totaled HK$41,000,000 (US$5,304,000) as of April 30, 2002 and 2001.

Gold Loan Facilities:

         We have also secured "gold loan" facilities with various banks in Hong Kong, which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is

"marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. We had outstanding loans to purchase 14,850 and 6,950 ounces of gold as of April 30, 2002 and 2001, with the related balances being HK$44,038,000 (US$5,697,000) and HK$14,278,000 (US$1,847,000) respectively.
Interest rates for these loans were 1.7% to 3.4% as of April 30, 2002 (2001: 2% to 2.9%). Unrealized loss on the unsettled gold loans for the year ended April 30, 2002 was HK$5,102,000 (US$660,000) compared with unrealised gain of HK$343,000 (US$44,000) for the year ended April 30, 2001.

Notes Payable:

         Long-term mortgage loans on our properties totaled HK$2,180,000 (US$282,000) and HK$5,971,000 (US$773,000) as of April 30, 2002 and 2001. All of
our properties are pledged substantially as collateral for our banking facilities.

FISCAL 2001 COMPARED WITH FISCAL 2000

         We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash:

         The primary sources of our cash flow for working capital and capital expenditure for fiscal 2001 had been the net cash inflows from operating revenue. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

         For the fiscal year ended April 30, 2001, as a result of HK$31,033,000 (US$4,015,000) provided by operating activities and a tax refund of HK$363,000 (US$47,000), less HK$31,740,000 (US$4,106,000) used in investing activities, HK$399,000 (US$52,000) used by financing activities, as well as HK$2,737,000 (US$354,000) used in returns on investments and servicing of finance, cash and cash equivalents decreased by HK$3,480,000 (US$450,000).

         Net cash provided by operating activities in fiscal 2001 was HK$31,033,000 (US$4,015,000) as compared with net cash used of HK$9,076,000 (US$1,174,000) in fiscal 2000. Negative cash flows from operating activities in previous year was principally due to deliberate accumulation of cut stones inventory.

         For the fiscal year ended April 30, 2001, net cash outflow from investing activities was HK$31,740,000 (US$4,106,000) as compared with HK$5,162,000 (US$668,000) in fiscal 2000. The net cash used in investing activities during fiscal 2001 were used for the acquisition of investment securities for HK$25,386,000 (US$3,284,000), and purchase of property, plant and equipment for HK$6,429,000 (US$832,000), and less proceed of HK$75,000 (US$10,000) on disposal of property, plant and equipment. During fiscal year 2001, we acquired 20% equity interests in a company whose principle activities are the manufacturing and trading of rough and pre-formed gemstones, and 16.8% equity interests in a jewelry retail company, for further expansion through vertical integration and the development of distribution channel in the United States. We had no significant control and influence over both companies' operating and financial policies.

         Net cash used in financing activities in fiscal 2001 was HK$399,000 (US$52,000) as compared with net cash provided of HK$41,314,000 (US$5,345,000), There was HK$45,721,000 (US$5,915,000) received in respect of convertible loans issued in previous year.

Accounts Receivable:

         As of April 30, 2001, net accounts receivable increased by HK$5,726,000 (US$741,000) to HK$48,415,000 (US$6,264,000) from HK$42,689,000 (US$5,523,000)
as of April 30, 2000. The increase in net accounts receivable is in line with increase in sales. The sales-to-customers accounts receivable are generally offered a 60-day credit period.

Inventory:

         Inventory increased by HK$12,513,000 (US$1,619,000) from HK$148,442,000
(US$19,203,000) as of April 30, 2000 to HK$160,955,000 (US$20,822,000). In view of the possible sluggish market, the rate of growth in inventory was dropped from 58% in fiscal 2000 to 8% in fiscal 2001.

Letters of Credit:

         As of April 30, 2001, we had various letters of credit under banking facilities which totaled HK$86,000,000 (US$11,125,000). We had HK$25,941,000
(US$3,356,000) and HK$28,206,000 (US$3,649,000) outstanding under letters of credit as of April 30, 2000 and 2001. Under the banking facilities arrangement, we are required to maintain certain cash balances which totaled HK$26,000,000 (US$3,363,000) and HK$41,000,000 (US$5,304,000) as of April 30, 2000 and 2001.

Gold Loan Facilities:

         We have also secured "gold loan" facilities with various banks in Hong Kong, which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans and declining prices of gold, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. We had outstanding loans to purchase 4,850 and 6,950 ounces of gold as of April 30, 2000 and 2001, with the related balances being HK$10,259,000 (US$1,327,000) and HK$14,278,000 (US$1,847,000) respectively.
Interest rates for these loans were 2% to 2.9% as of April 30, 2001 (2000: 3.15% to 3.45%). Unrealized gain on the unsettled gold loans as of April 30, 2000 and 2001 were HK$338,000 (US$44,000) and HK$343,000 (US$44,000).

Notes Payable:

         Long-term mortgage loans on our properties totaled HK$10,139,000 (US$1,311,000) and HK$5,971,000 (US$773,000) as of April 30, 2000 and 2001. All
of our properties are pledged substantially as collateral for our banking facilities.


FISCAL 2000 COMPARED WITH FISCAL 1999

         We have no direct business operations other than our ownership of our subsidiaries. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries. There are currently no known restrictions on our subsidiaries to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash:

         The primary sources of our cash for working capital and capital expenditure for fiscal 2000 had been the net cash inflows from operating revenue and the issue of the 3% convertible debentures. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

         For the fiscal year ended April 30, 2000, as a result of HK$41,314,000 (US$5,345,000) cash provided by financing activities and HK$9,076,000 (US$1,174,000) and HK$5,162,000 (US$668,000) used by operating and investing activities, as well as HK$2,804,000 (US$363,000)
net cash used for returns on investments and servicing of finance and HK$93,000 (US$12,000) paid for income taxes, cash and cash equivalents increased by HK$24,179,000 (US$3,128,000).

         Net cash used by operating activities in fiscal 2000 was HK$9,076,000 (US$1,174,000) as compared with net cash provided of HK$1,269,000 (US$164,000) in fiscal 1999. Negative cash flows from operating activities are principally the result of improved operating results, offset by increased working capital requirement attributable to the increase in accounts receivable and inventory levels.

         For the fiscal year ended April 30, 2000, net cash used in investing activities was HK$5,162,000 (US$668,000), a decrease of HK$2,640,000
(US$341,000) compared with HK$7,802,000 (US$1,009,000) in fiscal 1999. The net cash used in investing activities during fiscal 2000 were used for the acquisition of the remaining 40% of the share capital of Lorenzo Giftware Ltd. (f/k/a Lorenzo Marketing Co., Ltd.) for HK$1,830,000 (US$237,000) for further expansion of market share in Japan and Europe; and purchase of property, plant and equipment for HK$3,477,000 (US$450,000) and less proceed of HK$145,000 (US$19,000) on disposal of property, plant and equipment.

Accounts Receivable:

         As of April 30, 2000, net accounts receivable increased by HK$8,517,000 (US$1,102,000) to HK$42,689,000 (US$5,523,000) from HK$34,172,000 (US$4,421,000)
as of April 30, 1999. The increase in net accounts receivable is in line with the increase in sales. Receivables for sales to customers are generally offered a 60-day credit period.

Inventory:

         Inventory increased by HK$54,806,000 (US$7,090,000) from HK$93,636,000
(US$12,113,000) as of April 30, 1999 to HK$148,442,000 (US$19,203,000) as of
April 30, 2000. The increase was due to our management's anticipation of significant increase in sales for the new fiscal year, increase in the cost of rough gemstones, more sample lines of jewelry built up, and maintaining sufficient inventory for block-orders, especially for QVC.

Prepayment and Other Current Assets:

         We advanced HK$15,460,000 (US$2,000,000) to one of our principal gemstone suppliers to secure the first right to, and steady gemstone supplies. The advance was included in the balance of the accounts receivable as of April 30, 1999, and has been reclassified retrospectively to prepayment and other current assets in fiscal 1999 and 2000.

Letters of Credit:

         As of April 30, 2000, we had various letters of credit under banking facilities which totaled HK$66,500,000 (US$8,603,000). We had HK$34,193,000
(US$4,423,000) and HK$25,941,000 (US$3,356,000) outstanding under letters of credit as of April 30, 1999 and 2000. Under the banking facilities arrangement, we are required to maintain certain cash balances which totaled HK$15,185,000 (US$1,964,000) and HK$26,000,000 (US$3,363,000) as of April 30, 1999 and 2000.

Gold Loan Facilities:

         We have also secured "gold loan" facilities with various banks in Hong Kong, which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans and declining prices of gold, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price paid to be paid being the current market price at time of payment. We had outstanding loans to purchase 4,300 and 4,850 ounces of gold as of April 30, 1999 and 2000, with the related balances being HK$9,500,000 (US$1,229,000) and HK$10,259,000 (US$1,327,000). Interest
rates for these loans were 3.15% to 3.45% as of April 30, 2000 (1999: 3.1% to 3.3%). Unrealized gain on the unsettled gold loans as of April 30, 1999 and 2000 were HK$630,000 (US$82,000) and HK$338,000 (US$44,000).

Notes Payable:

         Long-term mortgage loans on our properties totaled HK$13,923,000 (US$1,801,000) and HK$10,139,000 (US$1,311,000) as of April 30, 1999 and 2000.
All of our properties are substantially pledged as collateral for our banking facilities.

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

Convertible Debentures - 2000:

         On October 29, 1999, we entered into a Securities Purchase Agreement with an accredited investor pursuant to which we agreed to issue, and the investor agreed to purchase, up to HK$81,165,000 (US$10,500,000) of 3% convertible debentures, as well as common stock purchase warrants. During the fiscal year ended April 30, 2000, we received gross proceeds of HK$50,245,000 (US$6,500,000) from the issue of the 3% convertible debentures to that investor. HK$27,055,000 (US$3,500,000) of the gross proceeds and related interest expenses have been converted into 1,072,412 shares of our common stock as of April 30, 2000. The remaining HK$23,190,000 (US$3,000,000) and accrued interest was subsequently converted into 1,233,557 shares of our common stock during the fiscal year ended April 30, 2001. The proceeds of convertible debentures was used to provide restricted cash of HK$7,000,000 (US$906,000) and HK$15,000,000 (US$1,940,000) as collateral for general banking facilities in fiscal 2000 and 2001, and partly used to finance the purchases of investment securities in 2001.

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

         Under US GAAP, for the fiscal year ended April 30, 2002, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties, HK$2,297,000 (US$297,000) of compensation cost in connection with the fair value of options granted to consultants would be expensed. Furthermore, HK$1,648,000 (US$213,000) in relation to the amortization of goodwill and HK$500,000 (US$65,000) in relation to the deficit on revaluation of investment properties would also be credited. As a result, our net loss for the year ended April 30, 2002 under US GAAP would be HK$61,069,000 (US$7,901,000).

         Under US GAAP, for the fiscal year ended April 30, 2001, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$143,000 (US$18,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$754,000 (US$98,000) of compensation cost in connection with the fair value of options granted to consultants and HK$296,000 (US$38,000) for the amortization of discount on convertible debentures would be expensed. Furthermore, HK$7,000 (US$1,000) in relation to the amortization of goodwill and HK$1,885,000 (US$244,000) in relation to the deficit on revaluation of investment properties would also be credited. Adjustments were also made in respect of costs associated with stock-based transactions and interest expenses arising from beneficial conversion features of convertible debentures which amounted to HK$1,299,000 (US$168,000) and HK$6,751,000 (US$873,000) respectively (see below for details). As a result, our net income for the year ended April 30, 2001 under US GAAP would be HK$24,231,000 (US$3,136,000).

         Under US GAAP, for the fiscal year ended April 30, 2000, HK$472,000 (US$61,000) would be recorded as depreciation expenses on properties and investment properties and HK$275,000 (US$36,000) would be recorded as amortization of financial consulting fee for the IPO. In addition, HK$136,000 (US$18,000) of compensation cost in connection with the fair value of warrants granted to a consultant, HK$238,000 (US$31,000) for the amortization of discount on convertible debentures and HK$328,000 (US$42,000) of compensation cost of the fair value of warrants granted to the convertible debentures placement agent, would be expensed. Furthermore, HK$7,000 (US$1,000) in relation to the amortization of goodwill and HK$686,000 (US$89,000) in relation to the amortization of certain offering costs in which the related deferred costs were expensed under US GAAP in previous years would also be credited. Adjustments were also made in respect of interest expense arising from beneficial conversion features of convertible debentures which amounted to HK$5,291,000 (US$684,000) (see below for details). As a result, our net income for the year ended April 30, 2000 under US GAAP would be HK$29,673,000 (US$3,839,000).

STOCK-BASED COMPENSATION (IN RELATION TO THE 1998 STOCK COMPENSATION PLAN)

         In 1998, we adopted The 1998 Stock Compensation Plan which allows the Board of Directors to grant stock options to individuals to purchase common stock of the Company. Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to these individuals on the financial statements.

         Under US GAAP, we adopted the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" in respect of options granted to employees. As permitted by SFAS No. 123, we have chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of our incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan. Had compensation expense for the incentive stock option plan been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, our net income and earnings per share would have been reported as follows:

                                                          Year ended April 30
                                                      ---------------------------
                                                              2000           2001
                                                      ------------   ------------
                                                               HK$            HK$
         Pro forma net income (as restated)             28,833,000      8,567,000
                                                      ============   ============
         Pro forma earnings per share (as restated)
            Basic                                             4.38           1.00
                                                      ============   ============
            Diluted                                           4.19           1.00
                                                      ============   ============

         There were no stock options granted to employees during the year ended April 30, 2002, and all previously granted options were immediately exercisable, and accordingly no pro forma net loss and loss per share for 2002 are presented.

         The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                   Year ended April 30
                                                  ---------------------
                                                       2000        2001
                                                  ---------   ---------
         Expected dividend yield                        Nil         Nil
         Expected stock price volatility                 19%         22%
         Risk-free interest rate                       6.49%       5.34%
         Expected life of options                   3 years     3 years

         The weighted average fair value per option granted during the year ended April 30, 2000 and 2001 was US$0.41 and US$0.45 respectively.

         Our stock option activities and related information for the years ended April 30, 2000, 2001 and 2002 are summarized as follows:

                                                                          As of April 30
                                  -------------------------------------------------------------------------------------------
                                               2000                             2001                           2002
                                               ----                             ----                           ----

                                                    Weighted                         Weighted                        Weighted
                                                     Average                          average                         average
                                                    Exercise                         exercise                        exercise
                                     Options           Price           Options          price         Options           price
                                                         US$                              US$                             US$
Outstanding and
  exercisable,
  beginning of year                1,285,000            5.00         1,550,000           5.00       3,376,000            2.00
Granted                              265,000            5.00         5,226,000           2.35              --              --
Cancelled                                 --              --        (3,400,000)          3.91        (458,000)           2.00
                                 -----------                       -----------                    -----------
Outstanding and
  exercisable, end of
  year                             1,550,000            5.00         3,376,000           2.00       2,918,000            2.00
                                 ===========                       ===========                    ===========

Weighted average
  remaining
  contractual life                9.13 years                        7.06 years                     6.06 years
                                 ===========                       ===========                    ===========

STOCK-BASED TRANSACTIONS

         We issued to a consultant a warrant to purchase 35,000 shares of common stock as part of the consultancy fee on July 31, 1999. In addition, we issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000. During the financial year 2002, we further issued to consultants, agents or investor warrants to purchase an aggregate of 860,000 shares of our common stock. Under HK GAAP, there are no specific requirements to recognize the compensation costs arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on fair value of the warrants at the date of issue.

         In addition, options were issued to consultants/advisers under The 1998 Stock Compensation Plan to purchase our common stock as part of their fees during the year ended April 30, 2001. Under US GAAP, the costs associated with these transactions are also accounted for based on the fair value of these options at the date of issue.

         Using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                     Year ended April 30
                                           ------------------------------------
                                                 2000         2001         2002
                                           ----------   ----------   ----------
         Expected dividend yield                  Nil          Nil          Nil
         Expected stock price volatility           19%          22%          23%
         Risk-free interest rate                 6.49%        5.34%        4.23%
         Expected life of options             3 years      3 years   3.21 years

         The fair value of these warrants and options was estimated as HK$464,000, HK$2,053,000 and HK$2,297,000 respectively for the years ended April 30, 2000, 2001 and 2002. The additional expense was recognized in the statement of operations under US GAAP and the same amount was recorded in our reserve account. Effectively, there was no net effect on the shareholders' equity under US GAAP.

         In respect of the fair value of HK$2,053,000 estimated for options granted in financial year 2001, as only HK$754,000 was reported in the previous year's financial statements, the profit for 2001 previously reported under US GAAP has been restated for the amount undercharged.

BENEFICIAL CONVERSION FEATURES OF CONVERTIBLE DEBENTURES

         Under US GAAP, the embedded beneficial conversion feature associated with the issue of a convertible debt security should be recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures in this case) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the statement of operations over the life of the convertible debentures. There is no such requirement under HK GAAP. The beneficial conversion feature charged to income as interest expense amounted to HK$5,291,000 and HK$6,751,000 for the year ended April 30, 2000 and 2001 respectively. As of April 30, 2000, the unamortized portion of beneficial conversion feature was HK$6,717,000. Accordingly, the shareholders' equity under US GAAP was increased by that amount. As these amounts were not reported in previous years' financial statements, the profit for the year of 2000 and 2001 and the shareholders' equity as of April 30, 2000 have been restated in this respect.

IMPACT OF RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS.

         Effective July 1, 2001, we adopted Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations". In accordance with SFAS No. 141, all business combinations initiated after June 30, 2001 are to be accounted for using the purchase method; the pooling of interest method of accounting is prohibited. The acquisition of the jewelry retail company on March 21, 2002 (see note 17 (a)) was accounted for by purchase method of accounting.

         In July 2001, Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Consequently, the goodwill arisen from the acquisition of the jewelry retail company on March 21, 2002 is not amortized and subject to impairment test in this financial year. We adopted SFAS No. 142 effective on May 1, 2002, the first day of our fiscal year 2003. Other than the goodwill arisen from the acquisition on March, 21, 2002, we have no other goodwill and intangible assets as of April 30, 2002. We do not believe that the adoption of the statement will have a material impact on our financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Group's financial statements is not expected to be material.

         In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 requires long-lived assets be measured at the lower of selling amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for consolidated financial statements issued for financial years beginning after December 15, 2001. The Group does not expect that the adoption of SFAS No. 144 will have a material impact on the Group's financial statements.

         In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded SFAS No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group is required to and will adopt SFAS No. 145 on May 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group's financial statements.

INFLATION

         We do not consider inflation to have had a material impact on our results of operations over the last three years.

FOREIGN EXCHANGE

         More than 99% of our sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on our results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on our results of operations. We do not currently hedge our foreign exchange positions.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         During each of the last three fiscal years, we did not spend any amounts on company- sponsored research and development activities.

D.       TREND INFORMATION.

Production

         The total production for fiscal year 2003 is estimated at 1,400,000 pieces compared to 1,200,000 pieces for fiscal year 2002.

Sales

         Due to weak demand in the U.S. market, the sales for fiscal year 2003 is estimated at US$46 million, compared to US$39 million for the fiscal year 2002.

         The gross profit margin for the fiscal year 2003 is estimated to be approximately 30%, which is the same level as the fiscal year 2002 before giving effect to special charges.

Inventory

         The average inventory level for fiscal year 2003 is estimated to be approximately US$16 million compared with the fiscal year 2002, which approximately amounted to US$21 million.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         Our senior management and directors are as follows:

NAME                                      AGE        POSITION
----                                      ---        --------
Yu Chuan Yih.........................     63         Chairman of the Board of Directors, President and
                                                     Chief Executive Officer
Ka Man Au............................     38         Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng.....................     42         Chief Financial Officer and Director
Po Yee Elsa Yue......................     38         Non-Executive Director
Lionel C. Wang.......................     46         Non-Executive Director

         None of our directors and officers was selected due to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.

         MR. YIH established the business of Lorenzo Jewelry Ltd. and has served as president and managing director since 1987. Mr. Yih is primarily responsible for business development and overall company management. He has over 20 years of experience in semi-precious stone production and marketing. Mr. Yih has been a gemstone trader in Brazil and has extensive experience and relationships in gem sourcing and jewelry design. Mr. Yih is also president of the Hong Kong branch of the Gemological Institute of America (GIA), the nonprofit educational organization for the jewelry industry.

         MS. AU has served as a director of Lorenzo Jewelry Ltd. since its incorporation in 1987. Ms. Au has been our chief operating officer since January 1, 2002 and is primarily responsible for our general administration, human resources, operations and management.

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

         MS. YUE has served as a non-executive director since December 1999. She is a graduate gemologist from the Gemology Institute of America and serves as vice president of GIA, Hong Kong since August 1994. Her responsibilities include managing the Hong Kong office and administering their education programs, marketing and related activities.

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

B.       COMPENSATION.

         The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended April 30, 2002 on an accrual basis, for services in all capacities, was HK$5,909,000 (US$764,000). During the fiscal year ended April 30, 2002, we contributed an aggregate amount of HK$240,000 (US$31,000) toward the pension plans of our directors and executive officers.

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

C.       BOARD PRACTICES.

         Each of our five current directors was elected at our last annual meeting of shareholders held December 5, 2001 to serve a one-year term or until their successor is elected and qualified.

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

D.       EMPLOYEES.

         As of July 31, 2002, we employed approximately 2,000 persons on a full-time basis for our manufacturing of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employees' relations are good.

E.       SHARE OWNERSHIP.

         The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of July 31, 2002 by:

         o each person who is known by us to own beneficially more than 5% of our outstanding common stock;

         o    each of our current executive officers and directors; and

         o    all directors and executive officers as a group.

As of July 31, 2002, we had 8,671,615 shares of our common stock issued and outstanding.

         This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

         The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

NAME OF BENEFICIAL HOLDER                                              NUMBER            PERCENT
-------------------------                                              ------            -------
                                                                       SHARES BENEFICIALLY OWNED
                                                                       -------------------------
Yu Chuan Yih                                                            3,529,553(1)(2)     36.5%
Ka Man Au                                                                 200,000(3)         2.3%
Hon Tak Ringo Ng                                                          200,000(4)         2.3%
Po Yee Elsa Yue                                                             6,000(5)           *
Lionel C. Wang                                                                  0              *
Debora Mu Yong Yih                                                      1,260,000(6)        13.9%
All directors and executive officers as a group (5 persons)             3,935,553           37.5%

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

(4) Represents options currently exercisable to acquire 200,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(5) Represents options currently exercisable to acquire 6,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(6) Includes options currently exercisable to acquire 400,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

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

         As of April 30, 2002, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

         o stock options to purchase 2,918,000 shares at $2.00 per share through April 30, 2008, of which 1,181,000 are held by our directors and officers as a group.

OTHER OPTIONS AND WARRANTS OUTSTANDING

         As of April 30, 2002, the following additional options and warrants to purchase shares of our common stock were outstanding:

         o 1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2003

         o 146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter

         o 146,000 warrant purchase options to purchase 146,000 warrants at $0.20625 per warrant to purchase shares of common stock at $8.25 per share through April 15, 2003 which we sold to the IPO underwriter and/or persons related to the underwriter

         o options to purchase 35,000 shares at $5.00 per share through July 30, 2004 which we granted to a former financial consultant on July 31, 1999 for services rendered in connection with public relations

         o warrants to purchase 75,000 shares at $3.75 per share through November 30, 2004 and warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005 which we granted to two investors and a placement agent in connection with two tranches of our 3% Convertible Debentures on November 5, 1999 and March 22, 2000

         o warrants to purchase 100,000 shares at $2.79 per share exercisable through May 26, 2002 which we granted to a former financial consultant on May 27, 2001 for services rendered in connection with financial advice

         o warrants to purchase shares which we granted to a former financial consultant on June 1, 2001 for services rendered in connection with corporate development as follows:

              o 100,000 shares at $2.29 per share exercisable through May 31, 2003;

              o 80,000 shares at $3.43 per share exercisable through May 31, 2004; and

              o 80,000 shares at $4.57 per share exercisable through May 31, 2005.

         o warrants to purchase 200,000 shares at $3.00 per share through August 15, 2006 which we granted to The Bauer Partnership, Inc. on August 16, 2001 in connection with a proposed debt placement which was never completed

         o warrants to purchase 150,000 shares at $1.7892 per share through April 14, 2005 which we granted to Navigator Investments Holding IX Limited on April 15, 2002 as a commitment fee in connection with an equity line of credit facility

         o warrants to purchase 150,000 shares at $1.7892 per share through April 14, 2005 which we granted to The Bauer Partnership, Inc. on April 15, 2002 as a placement fee in connection with an equity line of credit facility

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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


B.       RELATED PARTY TRANSACTIONS.

         Yu Chuan Yih, our chairman and president, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited. Mr. Yih is also a director of iBBC Inc. which has a subsidiary, Gemriver Jewelry Limited. During the fiscal years ended April 30, 2000, 2001 and 2002, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to us, which were interest free and repayable on demand. The maximum amount due from Mr. Yih were HK$7,018,000 (US$908,000), HK$4,806,000
(US$622,000) and HK$1,882,000 (US$243,000) during the fiscal years ended April 30, 2000, 2001 and 2002. The closing balance due to Mr. Yih were HK$12,000 (US$2,000) and HK$1,913,000 (US$248,000) at April 30, 2000 and 2001. There was
no outstanding amount with Mr. Yih at April 30, 2002.

         Certain of our banking facilities are collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of HK$59,390,000 (US$7,683,000) as of April 30, 2001 and HK$65,239,000 (US$8,440,000) as of April
30, 2002. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.

         During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of HK$4,882,000 (US$632,000). As of April 30, 2002, the guarantee amount was HK$4,807,000 (US$622,000).

         During the fiscal year ended April 30, 2000, we received management fee income of HK$282,000 (US$36,000) from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

         During the fiscal year ended April 30, 2001, we sold finished goods of HK$1,219,000 (US$158,000) to Gemriver Jewelry Limited, which were made according to the published prices and conditions offered to our major customers. We also received from Gemriver Jewelry Limited for rental and management fee income of HK$161,000 (US$21,000) and HK$250,000 (US$32,000) respectively. In addition, we received management fee income of HK$212,000 (US$27,000) from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

         During the fiscal year ended April 30, 2002, we further acquired 68.8% equity interest of iBBC Inc. from entities controlled by a director for a consideration for HK$19,016,000 (US$2,460,000).

         For additional information, refer to Footnote 13 to the Consolidated Financial Statements.

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

ITEM 9.        THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS.

         Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol "JADE." The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

         PERIOD                                          HIGH          LOW
         ------                                         ------        ------
         Year ended April 30, 1999                      $9.813        $ 4.00
         Year ended April 30, 2000                      $6.688        $ 3.00
         Year ended April 30, 2001                      $3.875        $1.625
         Year ended April 30, 2002                      $ 2.79        $ 1.18

         Quarter ended July 31, 2000                    $3.531        $2.438
         Quarter ended October 31, 2000                 $3.875        $2.156
         Quarter ended January 31, 2001                 $ 2.50        $1.625
         Quarter ended April 30, 2001                   $2.313        $1.656
         Quarter ended July 31, 2001                    $ 2.79        $ 2.00
         Quarter ended October 31, 2001                 $ 2.11        $ 1.48
         Quarter ended January 31, 2002                 $ 1.56        $ 1.22
         Quarter ended April 30, 2002                   $ 1.74        $ 1.18
         Quarter ended July 31, 2002                    $ 1.56        $ 1.11

         Month ended February 28, 2002                  $ 1.45        $ 1.18
         Month ended March 31, 2002                     $ 1.50        $ 1.18
         Month ended April 30, 2002                     $ 1.74        $ 1.52
         Month ended May 31, 2002                       $ 1.56        $ 1.21
         Month ended June 30, 2002                      $ 1.36        $ 1.12
         Month ended July 31, 2002                      $ 1.26        $ 1.11

         Our warrants are listed and quoted for trading on The Nasdaq National Market under the symbol "JADEW." The following table sets forth, during the periods indicated, the high and low last sale prices for the warrants as reported by Nasdaq:

         PERIOD                                      HIGH            LOW
         ------                                    --------        --------
         Year ended April 30, 1999                 $  5.375        $  0.625
         Year ended April 30, 2000                 $   3.25        $   1.00
         Year ended April 30, 2001                 $  1.375        $  0.219
         Year ended April 30, 2002                 $   0.55        $   0.02

         Quarter ended July 31, 2000               $  1.375        $   0.75
         Quarter ended October 31, 2000            $   1.25        $   0.50
         Quarter ended January 31, 2001            $  0.688        $  0.281
         Quarter ended April 30, 2001              $  0.625        $  0.219
         Quarter ended July 31, 2001               $   0.55        $   0.30
         Quarter ended October 31, 2001            $   0.44        $   0.06
         Quarter ended January 31, 2002            $   0.22        $   0.02
         Quarter ended April 30, 2002              $   0.20        $   0.06
         Quarter ended July 31, 2002               $   0.13        $   0.04

         Month ended February 28, 2002             $   0.12        $   0.09
         Month ended March 31, 2002                $   0.14        $   0.06
         Month ended April 30, 2002                $   0.20        $   0.11
         Month ended May 31, 2002                  $   0.13        $   0.10
         Month ended June 30, 2002                 $   0.13        $   0.08
         Month ended July 31, 2002                 $   0.05        $   0.04

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

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         Corporate Powers. We are registered in the British Virgin Islands since January 30, 1997, under British Virgin Islands International Business Companies number 216796. Clause 4 of our Memorandum of Association states that the objects for which we are established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.

         Directors. A director who is materially interested in any transaction with us shall declare the material facts of and nature of his interest at the meeting of the Board of Directors. A director may vote or be counted as the quorum on any resolution of the Board in respect of any transaction in which he is materially interested. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.

         Share Rights, Preferences and Restrictions. Our authorized share capital is US$1 million divided into 100 million shares of par value US$0.01 per share. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. All shares vote as one class and each whole share has one vote. We may redeem any of our own shares for such fair value as we by a resolution of directors determine. All shares have the same rights with regard to dividends and distributions upon our liquidation.

         Changing Share Rights. The rights of each class and series of shares that we are authorized to issue shall be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and of the holders of not less than three-fourths of the issued shares of any other class which may be affected by such variation.

         Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 10 percent or more of our outstanding voting shares. At least seven days' notice of the meeting shall be given to the members whose name appears on the share register.

         Restrictions on Rights to Own Securities. There are no limitations on the rights to own our securities.

         Change in Control Provisions. There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquisition or corporate restructuring involving us.

         Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

         Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

         While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of and for the benefit of our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.

         Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interests of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

         As in most US jurisdictions, the board of directors of a BVI corporation is charged with the management of the affairs of the corporation. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

         The above description of certain differences between BVI and US corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.

         Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

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

E.       TAXATION.

         The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non- British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

                                                                                      Page
Report of Independent Auditors                                                         F-2

Consolidated statements of operations for the years ended April 30, 2000,
  2001 and 2002                                                                        F-3

Consolidated statements of recognized gains and losses for the years ended
  April 30, 2000, 2001 and 2002                                                        F-4

Consolidated balance sheets as of April 30, 2001 and 2002                              F-5

Consolidated statements of shareholders' equity for the years ended
  April 30, 2000, 2001 and 2002                                                        F-6

Consolidated statements of cash flows for the years ended
  April 30, 2000, 2001 and 2002                                                        F-7

Notes to and forming part of the financial statements                           F-8 - F-52

                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders and Board of Directors of LJ International Inc.

         We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of April 30, 2001 and 2002 and the related consolidated statements of operations, recognized gains and losses, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the financial statements, present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2001 and 2002 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended April 30, 2002, in conformity with accounting principles generally accepted in Hong Kong (which differ in certain material respects from generally accepted accounting principles in the United States of America - See note 19).





MOORES ROWLAND
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: August 21, 2002

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             (Amounts in thousands, except share and per share data)

                                                                                Year ended April 30
                                                              --------------------------------------------------------
                                                  Notes             2000           2001            2002           2002
                                                              ----------     ----------      ----------     ----------
                                                                     HK$            HK$             HK$            US$
OPERATING REVENUE                                  2(f)          300,901        357,785         303,326         39,240
Costs of goods sold                                2(h)         (185,758)      (228,611)       (257,280)       (33,283)
                                                              ----------     ----------      ----------     ----------
Gross profit
                                                                 115,143        129,174          46,046          5,957
Other revenue:                                     2(f)
      Interest income                                              2,668          3,929           1,674            217
      Rental income                                                  875            480           1,047            135

Selling, general and administrative expenses       2(i)          (73,174)       (93,182)       (105,195)       (13,609)
                                                              ----------     ----------      ----------     ----------

OPERATING INCOME (LOSS)                                           45,512         40,401         (56,428)        (7,300)

Finance costs                                     2 (j)          (10,172)        (6,710)         (5,038)          (652)
Minority interests                                                   405             --             234             30
                                                              ----------     ----------      ----------     ----------
                                                                  35,745         33,691         (61,232)        (7,922)
INCOME (LOSS) BEFORE INCOME TAXES
Income taxes credit (expense)                       15               (25)        (1,637)            784            101
                                                              ----------     ----------      ----------     ----------
NET INCOME (LOSS)                                                 35,720         32,054         (60,448)        (7,821)
                                                              ==========     ==========      ==========     ==========


Numerator:
      Net income (loss) used in computing basic
        earnings (loss) per share                                 35,720         32,054         (60,448)        (7,821)
      Interest on 3% convertible debentures                          251            127              --             --
                                                              ----------     ----------      ----------     ----------

      Adjusted net income (loss) used in
       computing diluted earnings (loss) per share                35,971         32,181         (60,448)        (7,821)
                                                              ==========     ==========      ==========     ==========


Denominator:
      Weighted average number of shares used
         in calculating basic earnings (loss)
         per share                                             6,589,415      8,567,366       8,671,615      8,671,615
      Effect of dilutive potential ordinary
      shares:
        3% convertible debentures                                337,239         48,753              --             --
        Warrants                                                   6,324             --              --             --
        Stock options                                                 --          6,139              --             --
                                                              ----------     ----------      ----------     ----------

      Weighted average number of shares used
         in calculating diluted earnings
         (loss) per share                                      6,932,978      8,622,258       8,671,615      8,671,615
                                                              ==========     ==========      ==========     ==========

Earnings (loss) per share:
      Basic                                        2(k)             5.42           3.74           (6.97)         (0.90)
                                                              ==========     ==========      ==========     ==========

      Diluted                                      2(k)             5.19           3.73             N/A            N/A
                                                              ==========     ==========      ==========     ==========



   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

             CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

             (Amounts in thousands, except share and per share data)

                                                                                Year ended April 30
                                                              --------------------------------------------------------
                                                                    2000           2001            2002           2002
                                                              ----------     ----------      ----------     ----------
                                                                     HK$            HK$             HK$            US$
NET LOSSES NOT RECOGNIZED IN THE STATEMENTS OF
   OPERATIONS
   Deficit arising on revaluation of investment
      properties                                                  (3,200)          (915)             --             --

NET INCOME (LOSS) FOR THE YEAR                                    35,720         32,054         (60,448)        (7,821)
                                                              ----------     ----------      ----------     ----------

TOTAL RECOGNIZED GAINS (LOSSES)                                   32,520         31,139         (60,448)        (7,821)
                                                              ==========     ==========      ==========     ==========



   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                           CONSOLIDATED BALANCE SHEETS

             (Amounts in thousands, except share and per share data)


                                                                                         As of April 30
                                                                         ----------------------------------------------
                                                            Notes                2001             2002             2002
                                                                         ------------     ------------     ------------
                                                                                  HK$              HK$              US$
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                   13,187            5,583              722
   Restricted cash                                                             41,089           43,620            5,643
   Trade receivables, net of allowance for doubtful
    accounts (2001: HK$1,580; 2002: HK$1,741)                                  48,415           61,944            8,013
   Inventories                                               2(l)             160,955          122,148           15,802
   Prepayments and other current assets                                        14,669            9,299            1,203
                                                                         ------------     ------------     ------------
                                                                              278,315          242,594           31,383
   TOTAL CURRENT ASSETS
Property, plant and equipment, net                             4               34,715           34,208            4,425
Investment properties, net                                                     16,300           15,800            2,044
Due from related parties                                     13(b)             10,745            4,026              521
Goodwill, net of accumulated amortization and impairment
   loss                                                        5                1,915           14,798            1,914
Investment securities                                          6               25,386           20,748            2,684
Other investments                                                                   3                3                1
                                                                         ------------     ------------     ------------

TOTAL ASSETS                                                                  367,379          332,177           42,972
                                                                         ============     ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts                                             7               25,213           20,150            2,607
   Notes payable, current portion                              7                3,788            2,180              282
   Letters of credit, gold and other loans                     7               42,484           87,680           11,343
   Trade payables                                                              25,487           25,586            3,310
   Accrued expenses and other payables                                         18,785           12,813            1,658
   Trade deposits received                                                      2,226              151               19
   Due to a director                                         13(b)              1,913               --               --
   Capitalized lease obligations, current                      8                  180              356               46
   Income taxes payable                                                         2,452               26                3
                                                                         ------------     ------------     ------------
   TOTAL CURRENT LIABILITIES                                                  122,528          148,942           19,268
Notes payable, non-current portion                             7                2,183               --               --
Capitalized leased obligations, non-current                    8                   33               61                8
                                                                         ------------     ------------     ------------
                                                                              124,744          149,003           19,276
                                                                         ------------     ------------     ------------
TOTAL LIABILITIES

MINORITY INTEREST                                                                  --              987              128

SHAREHOLDERS' EQUITY
   Common stocks, par value US$0.01 each,
      Authorized - 100 million shares,
   Issued and outstanding -
      8,671,615 shares as of April 30, 2001 and 2002          11                  670              670               87
Share premium                                                 11               99,314           99,314           12,848
Warrant reserve                                              11(b)              1,622            1,622              209
Retained earnings                                                             141,029           80,581           10,424
                                                                         ------------     ------------     ------------
TOTAL SHAREHOLDERS' EQUITY                                                    242,635          182,187           23,568
                                                                         ------------     ------------     ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    367,379          332,177           42,972
                                                                         ============     ============     ============


   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             (Amounts in thousands, except share and per share data)

                                            Common stock                             Investment
                                         -------------------                           Property
                                                         Par      Share   Warrant   Revaluation      Retained
                                  Notes      Shares    value    premium   Reserve       Reserve      earnings      Total     Total
                                         ----------   ------   --------   -------   -----------    ----------   --------   -------
                                                         HK$        HK$       HK$           HK$           HK$        HK$       US$
Balance as of April 30, 1999              6,365,646      492     48,944     1,622         4,115        73,255    128,428    16,614
Shares issued on conversion of
   convertible debentures         11(e)   1,072,412       83     27,148        --            --            --     27,231     3,523
Deficit arising on revaluation                   --       --         --        --        (3,200)           --     (3,200)     (414)
Net income                                       --       --         --        --            --        35,720     35,720     4,621
                                         ----------   ------   --------   -------   -----------    ----------   --------   -------

Balance as of April 30, 2000              7,438,058      575     76,092     1,622           915       108,975    188,179    24,344

Shares issued on conversion
   of convertible debentures      11(e)   1,233,557       95     23,222        --            --            --     23,317     3,016
Deficit arising on revaluation                   --       --         --        --          (915)           --       (915)     (118)
Net income                                       --       --         --        --            --        32,054     32,054     4,147
                                         ----------   ------   --------   -------   -----------    ----------   --------   -------

Balance as of April 30, 2001              8,671,615      670     99,314     1,622            --       141,029    242,635    31,389

Net loss                                         --       --         --        --            --      (60,448)    (60,448)   (7,821)
                                         ----------   ------   --------   -------   -----------    ----------   --------   -------

Balance as of April 30, 2002              8,671,615      670     99,314     1,622            --        80,581    182,187    23,568
                                         ==========   ======   ========   =======   ===========    ==========   ========   =======

Share premium has been set up and is dealt with as disclosed in note 11 to the financial statements.

Warrant reserve is represented by the proceeds from the issue of the 1,679,000 warrants in the Initial Public Offering (see note 11(b)).

The investment property revaluation reserve has been set up and is dealt with in accordance with the accounting policies adopted for investment properties.




   The accompanying notes are an integral part of these financial statements.

                              LJ INTERNATIONAL INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

             (Amounts in thousands, except share and per share data)

                                                                                     Year ended April 30
                                                                   -------------------------------------------------------
                                                                         2000           2001           2002           2002
                                                                   ----------     ----------     ----------     ----------
                                                        Note              HK$            HK$            HK$            US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                                      35,745         33,691        (61,232)        (7,922)
Adjustments to reconcile income (loss) before income
   taxes to net cash provided by (used in) operating
   activities:
   Interest income                                                     (2,668)        (3,929)        (1,674)          (217)
   Interest expenses                                                    5,648          6,710          5,038            652
   Depreciation of property, plant and equipment                        4,978          5,775          7,498            970
   Impairment loss on property, plant and equipment                        --             --          2,669            345
   Amortization of organization costs                                   1,085             --             --             --
   Amortization and impairment loss on goodwill                             7            216          3,518            455
   Unrealized (gain) loss on gold loan                                   (338)          (343)         5,102            660
   Issuing costs for convertible debentures                             4,524             --             --             --
   Loss on disposal and write-off of property, plant
     and equipment                                                         22             80          1,658            214
   Deficit on revaluation of investment properties                         --          1,885            500             65
   Allowance for doubtful debts                                           578           (917)           634             82
   Write-down of inventories                                               --             --         44,144          5,710
   Minority interests                                                    (405)            --           (234)           (30)
Changes in operating assets and liabilities:
   Trade receivables                                                   (9,095)        (4,809)       (13,919)        (1,801)
   Inventories                                                        (54,806)       (12,513)        (5,008)          (647)
   Prepayments and other current assets                                (5,377)         6,995          6,417            830
   Due from related parties                                              (654)        (7,339)            --             --
   Due from director                                                       31             --             --             --
   Trade payables                                                       6,247         (1,517)          (926)          (120)
   Accrued expenses and other payables                                 13,642          2,882         (8,627)        (1,116)
   Due to director                                                         12          1,901         (1,913)          (247)
   Letters of credit                                                   (8,252)         2,265         15,436          1,997
                                                                   ----------     ----------     ----------     ----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                    (9,076)        31,033           (919)          (120)
                                                                   ----------     ----------     ----------     ----------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
Cash received from interest                                             2,668          3,916          1,674            217
Cash paid for interest                                                 (5,472)        (6,653)        (4,932)          (638)
                                                                   ----------     ----------     ----------     ----------
NET CASH USED IN RETURNS ON INVESTMENTS AND
   SERVICING OF FINANCE                                                (2,804)        (2,737)        (3,258)          (421)
                                                                   ----------     ----------     ----------     ----------

TAXATION
Cash refunded (paid) for income taxes                                     (93)           363         (1,642)          (212)
                                                                   ----------     ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance to related parties                                                 --             --        (42,067)        (5,442)
Purchase of investment securities                                          --        (25,386)            --              -
Purchase of property, plant and equipment                              (3,477)        (6,429)        (3,248)          (420)
Purchase of subsidiary                                  17(a)          (1,830)            --        (18,406)        (2,381)
Proceeds on disposals of property, plant and
   equipment                                                              145             75             91             12
Repayment from related parties                                             --             --         48,787          6,311
                                                                   ----------     ----------     ----------     ----------
NET CASH USED IN INVESTING ACTIVITIES                                  (5,162)       (31,740)       (14,843)        (1,920)
                                                                   ----------     ----------     ----------     ----------

NET CASH USED BEFORE FINANCING ACTIVITIES                             (17,135)        (3,081)       (20,662)        (2,673)
                                                                   ----------     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES:                   17(b)
Proceeds from issue of 3% convertible debentures                       50,245             --             --             --
Issuing costs on 3% convertible debentures                             (4,524)            --             --             --
Loans acquired                                                          9,097          4,362         24,658          3,190
Repayment of loans                                                    (12,949)        (4,168)        (3,791)          (490)
Repayment of capitalized leases                                          (555)          (593)          (215)           (28)
                                                                   ----------     ----------     ----------     ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    41,314           (399)        20,652          2,672
                                                                   ----------     ----------     ----------     ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   24,179         (3,480)           (10)            (1)
CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF YEAR                      8,364         32,543         29,063          3,759
                                                                   ----------     ----------     ----------     ----------
CASH AND CASH EQUIVALENTS, AS OF END OF YEAR                           32,543         29,063         29,053          3,758
                                                                   ==========     ==========     ==========     ==========

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash                                                                   12,888         13,187          5,583            722
Restricted cash                                                        26,000         41,089         43,620          5,643
Bank overdrafts                                                        (6,345)       (25,213)       (20,150)        (2,607)
                                                                   ----------     ----------     ----------     ----------
                                                                       32,543         29,063         29,053          3,758
                                                                   ==========     ==========     ==========     ==========
NON-CASH TRANSACTIONS:
Conversion of convertible debentures                     17(c)         27,231         23,317             --             --
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

         During the year ended April 30, 1998, the Company merged with Lorenzo Jewelry Mfg. (H.K.) Limited, presently known as Lorenzo Jewelry Limited (Lorenzo). The Company was incorporated as a British Virgin Islands
         (BVI) company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger had been accounted for by the purchase method of accounting under generally accepted accounting principles in Hong Kong (HK GAAP) and reflects operations for each period presented herein on the basis that the merger took place at April 30, 1994. In connection with this reorganization, HK$75 was recorded as goodwill. Under generally accepted accounting principles in the United States (US GAAP) such reorganization would be accounted for as if it was a pooling of interest as there exists common ownership between the companies. A reconciliation to this method of accounting is set out in note 19. The capital structure reflected in the financial statements is that of the Company, which is a holding company after the merger.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  Basis of accounting

              The financial statements are presented in Hong Kong dollars and have been prepared in accordance with Statements of Standard Accounting Practice (SSAPs) and Interpretations issued by the Hong Kong Society of Accountants (HKSA) and HK GAAP which have been applied consistently throughout the relevant periods. These requirements differ in certain material respects from US GAAP - see note 19.

              In the current year, the Group adopted the following SSAPs which are effective for the accounting periods commencing on or after January 1, 2001:

                    SSAP 9 (revised)    :    Events after the balance sheet date
                    SSAP 14 (revised)   :    Leases (effective for the periods commencing on or after
                                               July 1, 2000)
                    SSAP 26             :    Segment reporting
                    SSAP 28             :    Provisions, contingent liabilities and contingent assets
                    SSAP 30             :    Business combinations
                    SSAP 31             :    Impairment of assets
                    SSAP 32             :    Consolidated financial statements and accounting for
                                               investments in subsidiaries

              The effect of adopting these new/revised accounting standards, if any, is set out in the relevant notes to the financial statements.

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

         (c)  Principles of combination and consolidation

              The consolidated financial statements mainly include the financial information of the Company and Lorenzo, Precious Gems Trading Limited (Precious Gems), Golden Horizon Trading Limited (Golden Horizon), Fine Gift Enterprises Limited (Fine Gift), LJ Jewelery (Japan) Ltd (LJ Japan), Excel Gold Industries Ltd (Excel Gold) and iBBC Inc. Lorenzo has three subsidiaries, two of which are incorporated in the PRC, Shantou Lorenzo Jewelry Mfg. and Shantou SEZ Lorenzo Gems & Craft Factory Co., Ltd. Lorenzo also has a subsidiary, Lorenzo Giftware Limited (Lorenzo Giftware), formerly known as Lorenzo Marketing Co. Limited, which is incorporated in Hong Kong. Precious Gems is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd. Golden Horizon is incorporated in BVI and has one subsidiary which is incorporated in the PRC, Lorenzo Jewellery (Shenzhen) Co., Ltd. Fine Gift is incorporated in BVI and has one subsidiary which is incorporated in Hong Kong, Lorenzo Diamond Jewelry Mfg. Co., Limited. Both LJ Japan and Excel Gold are incorporated in BVI. iBBC Inc., a company incorporated in BVI, became a subsidiary of the Company on March 21, 2002 (see notes 6 and 17(a)). iBBC Inc. has two wholly owned subsidiaries Gemriver Jewelry Limited (formerly known as iBBC (H.K.) Limited), which is incorporated in Hong Kong, and iBBC Inc. (California) dba Gallery Expressions, which is incorporated in the United States. As of April 30, 2002, all subsidiaries are 100% owned except for iBBC Inc., which is 85.6% owned by the Company.

              The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal respectively.

              All material intercompany balances and transactions have been eliminated on consolidation.

         (d)  Goodwill on consolidation

              Positive goodwill arising on consolidation represents the excess of the purchase consideration payable at the time of acquisition of the subsidiaries over the Group's interest in the fair value of the identifiable assets and liabilities acquired at the date of acquisition. Positive goodwill is amortized on a straight-line basis over its economic useful life.

              Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities acquired at the date of acquisition over the cost of the acquisition. Negative goodwill arising on acquisitions is presented as a deduction from

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


              assets and is released to income based on an analysis of the circumstances from which the balance resulted.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (d)  Goodwill on consolidation (Continued)

              On disposal of a subsidiary during the year, any attributable amount of purchased goodwill not previously amortized through the statement of operations is included in the calculation of the gain or loss on disposal.

         (e)  Subsidiaries

              A subsidiary, is an enterprise, in which the Company, directly or indirectly has control, which is the power to govern the financial and operating policies so as to obtain benefits from its activities.

         (f)  Revenue recognition

              Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue and cost, if applicable, can be measured reliably.

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

               Other revenue is recognized on the following basis:

               (i) Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable; and

               (ii) Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

         (g)  Shipping and handling costs

              In order to be consistent with the application of Emerging Issues Task Force ("EITF") Issue 00-10 "Shipping and Handling Fees and Costs" under US GAAP, the shipping and handling costs, which were previously included in selling, general and administrative expenses, are included in costs of goods sold for the current year. The comparative information has been restated to conform to current year's presentation.

              The amounts of revenue received for shipping and handling are included in operating revenue.

         (h)  Costs of goods sold

              Costs of goods sold consist of amounts charged by suppliers for goods purchased and costs incurred for sub-contracting works, shipping and handling, direct labours and other direct overheads.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (i)  Selling, general and administrative expenses

              Selling, general and administrative expenses, are expenses other than costs of goods sold and finance costs, which consist of personnel and related expenses of executive and administrative staff, marketing and promotional expenses, fees for legal and professional services and other general administrative expenses.

         (j)  Finance costs

              Included in the finance costs are interest expenses of HK$5,648, HK$6,710 and HK$5,038 for the years ended April 30, 2000, 2001 and 2002 respectively.

         (k)  Earnings (loss) per share

              The calculation of basic earnings (loss) per share is based on net income (loss) for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

              The calculation of diluted earnings (loss) per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings (loss) per share by application of the if-converted method.

         (l)  Inventories

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

                                                                                As of April 30
                                                                 ---------------------------------------------
                                                                        2001             2002             2002
                                                                 -----------      -----------       ----------
                                                                         HK$              HK$              US$
               Raw materials                                         121,427           82,638           10,691
               Work-in-progress                                       12,186            4,123              533
               Finished goods                                         28,542           35,387            4,578
               Less: Provision for slow moving inventories            (1,200)              --               --
                                                                 -----------      -----------       ----------

                                                                     160,955          122,148           15,802
                                                                 ===========      ===========       ==========

               The amounts of inventories included above carried at net realizable value are HK$9,319 and HK$52,268 as of April 30, 2001 and 2002 respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (l)  Inventories (continued)

              Cost of inventories recognized in the statement of operations for the years ended April 30, 2000, 2001 and 2002 was HK$125,702, HK$166,158 and HK$199,068 respectively.

              Included in the inventories as of April 30, 2002 above are certain gemstones and fine jewelry at a carrying value of HK$52,268, which represent management's estimate of its net realizable value. Such inventories were intended to be used or reused exclusively for the production of fine jewelry, in particular to meet orders in relation to special programs in previous years. Because of uncertain economic conditions, the demand for fine jewelry has dropped dramatically in current year and is expected to remain that way in foreseeable future. As a result, gemstones built up which were intended to meet orders in relation to special programs were stated at net realizable value when the orders did not materialize. Slow moving fine jewelry were stated at net realizable value based on forecasts for close-out sales in the ensuing years. The effect of such estimate has resulted in a write-down of inventories amounting to HK$44,144 being recognized in costs of goods sold for the year ended April 30, 2002. Should demand for such gemstones and fine jewelry proved to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet.

         (m)  Property, plant and equipment (PPE) and depreciation

              PPE are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use, which include the estimated cost for dismantling, removing the asset and restoring the site.

              Expenditure incurred to replace a separate component of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalized and accounted for as a component of the asset. Other subsequent expenditure is capitalized as an additional cost of the asset only when it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset.

              The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the statement of operations.

              When assets are transferred between PPE and other classes of assets, the cost of such an asset on transfer is deemed to be the carrying amount of the asset as stated under its original classification. Any previous revaluation reserve on the asset is frozen upon the transfer until the retirement or disposal of the asset. On retirement or disposal of the asset, the frozen revaluation reserve is transferred directly to retained earnings.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (m)  Property, plant and equipment (PPE) and depreciation (continued)

              Depreciation is calculated to write off the cost of PPE over their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual values, using the straight line method, at the following annual rates:

              Land and buildings                              2% or over the unexpired term of leases
              Furniture, fixtures and equipment                                            20% to 50%
              Motor vehicles                                                                      20%
              Plant and machinery                                                                 10%
              Leasehold improvement                    shorter of 10% or the unexpired term of leases

              Assets held under capitalized leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

         (n)  Investment properties

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

              The investment properties were revalued close at the end of April 2001 and 2002 by Memfus Wong Surveyors Limited (for 2001), Jones Lang LaSalle Limited (for 2001 and 2002) and Vigers Hong Kong Limited (for 2002), independent firms of qualified surveyors, on an open market value basis. During the year ended April 30, 2001, a deficit of HK$2,800 arising on revaluation had been recorded, of which HK$915 had been debited to the investment property revaluation reserve and the remaining balance of HK$1,885, being the amount in excess of the revaluation reserve had been charged to the statement of operations under selling, general and administrative expenses. During the year ended April 30, 2002, an additional deficit of HK$500 arising on revaluation has been charged to the statement of operations under selling, general and administrative expenses.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (n)  Investment properties (continued)

              No amortization and depreciation is provided in respect of investment properties because their unexpired term of underlying land leases are over 20 years. Of properties acquired prior to 1995, they were classified as land and buildings and an accumulated depreciation of HK$1,080 had previously been recorded.

              Investment properties include gross carrying amount of HK$16,300 and HK$15,800 with no accumulated depreciation in respect of assets held for use under operating leases as of April 30, 2001 and 2002 respectively.

         (o)  Impairment loss

              At each balance sheet date, the Group reviews the carrying amounts of goodwill and property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss or impairment loss previously recognized no longer exists or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its net selling price and value in use, in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

              If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

              Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

         (p)  Investment securities

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (q)  Taxation

              The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

         (r)  Foreign currencies

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

              For the purpose of these financial statements, the exchange rate adopted for the presentations of financial information as of and for the year ended April 30, 2002 has been made at HK$7.73 to US$1.00. No representation is made that the US$ amounts could have been, or could be, converted into HK$ at that rate or at any other rates.

         (s)  Gold loans

              Gold loan balances are translated at the gold price prevailing at the close of business on the balance sheet date. Profits or losses arising on translation are dealt with in the statement of operations.

         (t)  Capitalized lease obligations

              Assets held under capitalized leases are recognized as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a capitalized lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the statement of operations over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (u)  Operating leases

              Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are recorded in the statement of operations on a straight line basis over the lease terms. Lease incentives received are recognized in the statement of operations as an integral part of the net consideration agreed for the use of the leased asset.

         (v)  Cash equivalents

              Cash equivalents in the statement of cash flow under HKGAAP represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

         (w)  Segment reporting

              The Group has determined that business segments be presented as the primary reporting format because this is more relevant to the Group's internal financial reporting, and geographical segments as the secondary reporting format.

         (x)  Uses of estimates

              The preparation of the Group's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

         (y)  Related parties

              Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

         (z)  Dividend

               The Directors of the Company did not declare interim dividend and propose final dividend for each of the years in the three-year period ended April 30, 2002. The ability to pay dividends depends upon receipt of dividends or other payments from subsidiaries and other holdings and investments. In addition, the operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other currencies and other regulatory restrictions. Currently, none of the subsidiaries has such restriction during the past three financial years except for the covenants as set out in note 7 to the financial statements.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


3.       OPERATING RISKS

         (a)   Concentrations of credit risks

               Details of major customers from which the Group derived operating revenue are shown in note 18(b).

               Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Group's receivables. Even though the Group does have major customers, it does not consider itself be exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

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

         (c)   Cash and time deposits

               The Group maintains its cash balances and investments in time deposits with various banks and financial institutions. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


4.       PROPERTY, PLANT AND EQUIPMENT


                                             LAND                      FURNITURE,
                                              AND       LEASEHOLD    FIXTURES AND     PLANT AND       MOTOR
                                        BUILDINGS     IMPROVEMENT       EQUIPMENT     MACHINERY    VEHICLES       TOTAL     TOTAL
                                              HK$             HK$             HK$           HK$         HK$         HK$       US$
        AT COST/CARRYING VALUE
        At May 1, 2001                      4,970          20,075          11,997        16,450       2,811      56,303     7,283
        Acquisition of a subsidiary            --             309           9,591            --          --       9,900     1,281
        Additions                              --           1,664           1,397           187          --       3,248       420
        Disposals                              --          (2,619)           (538)           --        (393)     (3,550)     (459)
                                       ----------     -----------    ------------    ----------    --------     -------    ------

        AT APRIL 30, 2002                   4,970          19,429          22,447        16,637       2,418      65,901     8,525
                                       ----------     -----------    ------------    ----------    --------     -------    ------

        ACCUMULATED DEPRECIATION AND
          IMPAIRMENT LOSS
        At May 1, 2001                        996           5,954           7,205         5,446       1,987      21,588     2,792
        Acquisition of a subsidiary            --              67           1,672            --          --       1,739       225
        Charge for the year                   140           3,375           2,140         1,603         240       7,498       970
        Impairment loss                       941              --              --         1,728          --       2,669       345
        Eliminated on disposals                --          (1,093)           (400)           --        (308)     (1,801)     (232)
                                       ----------     -----------    ------------    ----------    --------     -------    ------

        AT APRIL 30, 2002                   2,077           8,303          10,617         8,777       1,919      31,693     4,100
                                       ----------     -----------    ------------    ----------    --------     -------    ------

        NET BOOK VALUE
        AT APRIL 30, 2002                   2,893          11,126          11,830         7,860         499      34,208     4,425
                                       ==========     ===========    ============    ==========    ========     =======    ======

        At April 30, 2001                   3,974          14,121           4,792        11,004         824      34,715     4,491
                                       ==========     ===========    ============    ==========    ========     =======    ======

(a) Total depreciation expense for the years ended April 30, 2000, 2001 and 2002 was HK$4,978, HK$5,776 and HK$7,498 respectively.

(b) The net book value of the property, plant and equipment includes an amount of HK$283 and HK$638 in respect of assets held under capitalized leases as of April 30, 2001 and April 30, 2002 respectively. Depreciation expense in respect of these assets for the years ended April 30, 2000, 2001 and 2002 amounted to HK$463, HK$489 and HK$219 respectively.

(c) The Group has pledged all land and buildings as collateral for general banking facilities granted to the Group as of April 30, 2001 and April 30, 2002 (see note 7).

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


5.       GOODWILL

         A reconciliation of carrying amount of goodwill is as follows:

                                                                 POSITIVE      POSITIVE
                                                                 GOODWILL      GOODWILL
                                                                      HK$           US$
        AT MAY 1, 2001
        Cost                                                        2,152           278
        Accumulated amortization                                     (237)          (30)
                                                               ----------     ---------
        OPENING CARRYING AMOUNT                                     1,915           248
        Acquisition of a subsidiary                                16,401         2,121
        Amortization charges for the year                          (1,648)         (213)
        Impairment losses                                          (1,870)         (242)
                                                               ----------     ---------

        Closing carrying amount                                    14,798         1,914
                                                               ==========     =========

        AT APRIL 30, 2002
        Cost                                                       18,553         2,399
        Accumulated depreciation and impairment losses             (3,755)         (485)
                                                               ----------     ---------

        CLOSING CARRYING AMOUNT                                    14,798         1,914
                                                               ==========     =========

         Acquisition of a subsidiary during the year refers to the acquisition of a jewelry retail company as detailed in notes 6 and 17(a) to the financial statements.

         Positive goodwill is amortized as expense on a straight-line basis over ten years.

         Amortization of positive goodwill for the years ended April 30, 2000, 2001 and 2002 was HK$7, HK$215 and HK$1,648 respectively.

         Impairment loss recognized for the year ended April 30, 2002 was HK$1,870. There was no impairment loss recognized for the years ended April 30, 2000 and 2001.

         Both amortization and impairment loss of positive goodwill were recorded in the statement of operations under selling, general and administrative expenses.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)



6.       INVESTMENT SECURITIES

                                                                  As of April 30
                                                  ----------------------------------------------
                                                         2001             2002              2002
                                                  -----------     ------------      ------------
                                                          HK$              HK$               US$
        At Cost:
            Equity securities, unlisted                25,386           20,748             2,684
                                                  ===========     ============      ============

         During the financial year 2001, the Company acquired 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, and 16.8% equity interests in a jewelry retail company, of which the Group had no significant control and influence over their operating and financial policies.

         On March 21, 2002, the Company acquired further 68.8% equity interest in the jewelry retail company, of which 16.8% equity interests were acquired in the previous year. The Group's ownership interest and control in this company rendered it become a subsidiary of the Company effective from March 21, 2002 since then it became an 85.6% owned subsidiary of the Company (see note 17(a)).

         The directors of the Company consider such acquisitions would enhance the Group by forward and backward vertical integration.

7.       BANKING FACILITIES AND OTHER LOANS

                                                                                        As of April 30
                                                                        ----------------------------------------------
                                                                               2001             2002              2002
                                                                        -----------     ------------      ------------
                                                                Note            HK$              HK$               US$
        BANK OVERDRAFTS                                          (a)         25,213           20,150             2,607
                                                                        ===========     ============      ============

        NOTES PAYABLE:
            Current portion                                                   3,788            2,180               282
            Non-current portion                                               2,183               --                --
                                                                        -----------     ------------      ------------

                                                                 (b)          5,971            2,180               282
                                                                        ===========     ============      ============

        LETTERS OF CREDIT, GOLD LOAN:
            Letters of credit                                    (a)         28,206           43,642             5,646
            Gold loan                                            (c)         14,278           44,038             5,697
                                                                        -----------     ------------      ------------

                                                                             42,484           87,680            11,343
                                                                        ===========     ============      ============

         The Group's banking facilities are collaterized by land and buildings (see note 4(c)), investment properties, restricted cash deposits, factored receivables and personal guarantees of certain directors (see note 13(b)).

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


7.       BANKING FACILITIES AND OTHER LOANS (CONTINUED)

         The provisions of indenture relating to the banking facility agreements contain various covenants pertaining to (i) maintenance of the net worths of the Company and one of its subsidiaries amounting to HK$123,680 and HK$35,000 respectively; and (ii) cross-default provision of not more than US$10,000. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding. As of April 30, 2001 and 2002, both the Company and the subsidiary maintained the minimum net worth requirement, and the Group did not breach any cross-default provision.

         (a) The Group had various letters of credit and overdrafts under banking facilities as follows:

                                                                  As of April 30
                                               ----------------------------------------------------
                                                         2001               2002               2002
                                               --------------      -------------       ------------
                                                          HK$                HK$                US$
                 FACILITIES GRANTED
                 Letters of credit                     86,000             90,000             11,643
                 Overdrafts                            48,500             27,300              3,532
                                               ==============      =============       ============

                 UTILIZED
                 Letters of credit                     28,206             43,642              5,646
                 Overdrafts                            25,213             20,150              2,607
                                               ==============      =============       ============

                 UNUTILIZED FACILITIES
                 Letters of credit                     57,794             46,358              5,997
                 Overdrafts                            23,287              7,150                925
                                               ==============      =============       ============

                  The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 5.1% to 6.1% per annum as of April 30, 2002 (2001: 7.0% to 7.5% per annum) and are renewable annually with the consent of the relevant banks.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


7.       BANKING FACILITIES AND OTHER LOANS (CONTINUED)

         (b) The Group also had term loans classified under notes payable which are related to the Group's investment properties. These loans aggregated to HK$5,971 and HK$2,180 as of April 30, 2001 and 2002 respectively. Interest charges on these loans range from 7.5% to 9.5% per annum as of April 30, 2002 (2001: 9% to 9.5% per annum).

                  Expected maturities of notes payable are as follows:

                                                                                        As of April 30
                                                                        -----------------------------------------------
                                                                                2001              2002             2002
                                                                                 HK$               HK$              US$
                 2002                                                          3,788                --               --
                 2003                                                          2,183             2,180              282
                                                                        ------------      ------------      -----------

                                                                               5,971             2,180              282
                                                                        ============      ============      ===========

         (c) The Group had outstanding loans to purchase 6.95 oz and 18.45 oz of gold as of April 30, 2001 and 2002 with the related balances being HK$14,278 and HK$44,038 respectively. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 1.7% to 3.4% per annum as of April 30, 2002 (2001: 2% to 2.9% per annum) and can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Group adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of HK$343 and loss of HK$5,102 for the years ended April 30, 2001 and 2002 respectively. As the Group does not hedge for changes in the future price of gold, the Group is exposed to certain market risks, which may result from potential future increases in the price of gold.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


8.       CAPITALIZED LEASE OBLIGATIONS

         The information disclosed below has been changed as a result of adoption of the revised SSAP 14 "Leases". The revised SSAP 14 requires disclosure of a reconciliation between the total of minimum lease payments at the balance sheet date and their present value, for each of the periods as presented below. The comparative information has been presented to conform to this change in disclosure requirement.

                                                                                             Present value of
                                                 Minimum lease payments                   minimum lease payment
                                                     as of April 30                           as of April 30
                                           ----------------------------------      ------------------------------------
                                               2001         2002         2002           2001          2002         2002
                                           --------     --------     --------      ---------     ---------     --------
                                                HK$          HK$          US$            HK$           HK$          US$
        Amount payable:
        Within one year                         231          383           50            180           356           46
        In the second to  fifth years
        inclusive                                47           64            8             33            61            8
                                           --------     --------     --------      ---------     ---------     --------

                                                278          447           58            213           417           54
        Future finance charges                 (65)         (30)          (4)             --            --           --
                                           --------     --------     --------      ---------     ---------     --------

        Present value of lease
          obligations                           213          417           54            213           417           54
                                           ========     ========     ========      =========     =========     ========

         Finance charges on capitalized lease obligations for the years ended April 30, 2000, 2001 and 2002 were HK147, HK$157 and HK$56 respectively. The amounts were recorded in the statement of operations under finance costs.

9.       CONTINGENT LIABILITIES

         As of April 30, 2001 and 2002, the Group had contingent liabilities in respect of bills discounted with recourse amounting to HK$331 and HK$4,341 respectively.

         As of April 30, 2001 and 2002, the Group provided guarantee in respect of a loan facility granted to two companies, to the extent of HK$Nil and HK$10,000 plus the related interests respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


10.      COMMITMENTS

         (a)      Capital expenditure commitments

                  As of April 30, 2001, the Group had capital expenditure commitments contracted but not provided for net of deposit paid amounting to HK$1,641. There was no such commitment as of April 30, 2002.

         (b)      Operating lease commitments

                  The information disclosed below has been changed as a result of adoption of the revised SSAP 14 "Leases". The revised SSAP 14 requires disclosure of the total amounts of minimum lease payments to be made in future under non-cancellable operating leases, not just the amount to be paid in the next financial year. The revised standard also requires disclosure of future aggregate minimum rental receivable under non-cancellable operating leases. The comparative information has been presented to conform to this change in disclosure requirement.

                  As of April 20, 2001 and 2002, the total future minimum lease payments under non-cancellable operating leases for the Group are payable as follows:

                                                                                         As of April 30
                                                                          --------------------------------------------
                                                                                 2001            2002            2002
                                                                          -----------     -----------      ----------
                                                                                  HK$             HK$             US$
                 Within one year                                                3,837           2,540             329
                 In the second to fifth years inclusive                         3,404           2,312             299
                                                                          -----------     -----------      ----------

                                                                                7,241           4,852             628
                                                                          ===========     ===========      ==========

                  Operating lease expense for the years ended April 30, 2000, 2001 and 2002 was HK$3,759, HK$4,267 and HK$4,630
                  respectively. Operating lease expense represents rentals payable by the Group for certain of its office and factory premises. Leases are negotiated for a term of 2 to 3 years and rentals are fixed for 2 to 3 years.

                  The Company leases out its investment properties under operating leases with lease terms of 1 to 2 years. The future aggregate minimum rental receivable under non-cancellable operating leases are as follows:

                                                                                          As of April 30
                                                                           ---------------------------------------------
                                                                                  2001               2002          2002
                                                                           -----------     --------------     ---------
                                                                                   HK$                HK$           US$
                 Within one year                                                   634              2,132           276
                 In the second to fifth years inclusive                            286              1,693           219
                                                                           -----------     --------------     ---------
                                                                                   920              3,825           495
                                                                           ===========     ==============     =========

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

         (c) In addition to note 11(b) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. These warrants and options are exercisable from April 15, 1998 and expire on April 15, 2003.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


11.      SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM (CONTINUED)

         (e) On November 5, 1999, the Company issued the first tranche of US$3,000 (HK$23,190) of 3% Convertible Debentures with the date of maturity on November 5, 2002; and Warrants for the Convertible Debenture holder to purchase 45,000 shares of the Company's common stock at an exercise price of US$3.75 per share with an expiration date of November 30, 2004. In addition, Warrants to purchase 30,000 shares of the Company's common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

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

                  No other share of common stock was issued during the financial years of 2000, 2001 and 2002. The Company had 8,671,615 shares of common stock outstanding as of April 30, 2001 and 2002.

         (f) On July 31, 1999 the Company entered into a consulting agreement with a consultant which providing investor relationship services to the Company, and the Company agreed to issue a 5-year common stock purchase warrant, with the expiry date on July 30, 2004. The consulting agreement was terminated on January 31, 2000 and a warrant to purchase 35,000 shares of common stock of the Company at an exercise price of US$5.00 was issued.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


11.      SHARE CAPITAL, WARRANT RESERVE AND SHARE PREMIUM (CONTINUED)

         (g) On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001, and would issue to the consultant the same number of warrants on June 1, 2002. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:

                  (i) purchase 100,000 shares at US$2.29 (HK$17.70) per share exercisable through May 31, 2003;

                  (ii) purchase 80,000 shares at US$3.43 (HK$26.51) per share exercisable through May 31, 2004;

                  (iii) purchase 80,000 shares at US$4.57 (HK$35.33) per share exercisable through May 31, 2005.

         (h) On May 27, 2001, the Company entered into another consulting agreement with a consultant. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 100,000 shares of the common stock of the Company. On the same day, the Company issued to the consultant the said warrants at US$2.79 (HK$21.57) per share exercisable through May 26, 2002.

         (i) On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company in consideration for consultancy services at US$3.00 (HK$23.19) per share exercisable through August 15, 2006. In addition, the Company entered into a consulting agreement with the same agent. Pursuant to the agreement, the Company issued to the agent warrants to purchase 150,000 shares of common stock of the Company at US$1.79 (HK$13.84) per share exercisable through April 14, 2005.

         (j) On April 15, 2002, in accordance with a common stock purchase agreement, the Company issued to an investor warrants to purchase 150,000 shares of common stock of the Company at US$1.79 (HK$13.84) per share exercisable through April 14, 2005.


         None of the warrants as aforesaid was exercised for each of the years in the three-year period ended April 30, 2002.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


12.      STOCK BASED COMPENSATION PLAN

         As of June 1, 1998, the Company adopted a stock option plan (The 1998 Stock Compensation Plan or the Plan) which was approved by the shareholders on December 9, 1998. The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company or its subsidiaries. Out of the stock options provided, 1,285,000 stock options were issued in accordance with the terms of the Plan on April 12, 1999 to certain officers, directors, key employees and advisors of the Group at an exercise price of US$5.0 (HK$38.65) per share (the fair market value of the common stock as of April 12, 1999) and are exercisable during the period from April 12, 1999 to April 11, 2009.

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

         (d) Totally 3,400,000 incentive stock options previously issued on April 12, 1999, January 14, 2001, May 8, 2000 and September 25, 2000 were cancelled on October 17, 2000.

         (e) 80,000 incentive stock options were issued on December 6, 2000 at an exercise price of US$2.0 (HK$15.46) per share and for a term of ten years.

         (f) 3,296,000 incentive stock options were issued on April 30, 2001 at an exercise price of US$2.0 (HK$15.46) per share (the last sales prices of the common stock as of April 30, 2001) and for a term of seven years.

         (g) 458,000 incentive stock options previously issued on April 30, 2001 were cancelled during the year ended April 30, 2002.

         There were 3,376,000 and 2,918,000 incentive stock options issued and exercisable as of April 30, 2001 and 2002 respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


13.      RELATED PARTY TRANSACTIONS

         (a)  Names and relationship of related parties:


                                                                  Existing relationships with the Group
                                                                  -------------------------------------
              Yih Yu Chuan                                        Director and major shareholder of the Company

              Gemological Institute of America, Hong Kong         Common director and major shareholder
                  Limited

              iBBC Inc.                                           Common director

              International Asset Management Limited              Common director

              Gemriver Jewelry Limited                            Common directors

              Tanzanite (H.K.) Limited                            Common directors


         (b)  Summary of balances with related parties:


                                                                                        As of April 30
                                                                          ------------- ------------------- -----------
                                                                                  2001             2002            2002
                                                                          ------------     ------------     -----------
                                                                  Note             HK$              HK$             US$
             Due from related parties:
                 Gemological Institute of America, Hong
                    Kong Limited                                                 3,619            3,619             468
                 Gemriver Jewelry Limited                                        7,126               --              --
                 Tanzanite (H.K.) Limited                                           --              407              53
                                                                          ------------     ------------     -----------

                                                                   (i)          10,745            4,026             521
                                                                          ============     ============     ===========

             Due to a director:
                 Yih Yu Chuan                                      (i)          (1,913)              --              --
                                                                          ============     ============     ===========

             Maximum outstanding balance during the
                 financial year                                                  4,806            1,882             243
                                                                          ============     ============     ===========


             Certain banking facilities granted to
               the Group collateralized by properties
               owned by Yih Yu Chuan and his
               personal guarantee to the extent of                              59,390           65,239           8,440
                                                                          ============     ============     ===========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


13.      RELATED PARTY TRANSACTIONS (CONTINUED)

         (c)      Summary of related party transactions:

                                                                                  Year ended April 30
                                                                --------------------------------------------------------
                                                       Notes          2000           2001            2002          2002
                                                                ----------     ----------      ----------     ---------
                                                                       HK$            HK$             HK$           US$
                 Directors' emoluments                  (ii)         4,977          7,369           4,741           613
                                                                ==========     ==========      ==========     =========

                 Sales:
                     Gemriver Jewelry Limited          (iii)            --          1,219              --            --
                                                                ==========     ==========      ==========     =========

                 Purchase of equity interest in
                     iBBC Inc.:
                     Entities controlled by Yih Yu
                       Chuan                                            --             --          19,016         2,460
                                                                ==========     ==========      ==========     =========

                 Advances to:
                     Gemriver Jewelry Limited           (iv)            --          5,495           5,247           679
                     iBBC Inc.                                          --             --          36,820         4,763
                                                                ----------     ----------      ----------     ---------

                                                                        --          5,495          42,067         5,442
                                                                ==========     ==========      ==========     =========

                 Repayment from:
                     Gemriver Jewelry Limited                           --             --          10,510         1,360
                     iBBC Inc.                                          --             --          38,277         4,951
                                                                ----------     ----------      ----------     ---------

                                                                        --             --          48,787         6,311
                                                                ==========     ==========      ==========     =========

                 Consultancy and professional fees
                     paid and payable:
                     International Asset
                     Management Limited                 (v)            873             --              --            --
                                                                ==========     ==========      ==========     =========

         (i) The amounts due from/to related parties/director represent unsecured advances which are interest free and repayable on demand.

         (ii)     The emoluments were determined by the directors.

         (iii) The sales to the related party are made according to the published prices and conditions offered to the major customers of the Group.

         (iv) The advances were expenses paid on behalf of related parties with terms set out in note 13(c)(i) above.

         (v) The consultancy and professional fees were determined based on normal commercial terms.

         The related party transactions with Gemriver Jewelry Limited as aforesaid relate to transactions made before it became a subsidiary of the Company.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


14.      STAFF RELATED COSTS

                                                                                  Year ended April 30
                                                                  -----------------------------------------------------
                                                                        2000            2001          2002         2002
                                                                  ----------      ----------     ---------     --------
                                                                         HK$             HK$           HK$          US$
        Salaries, bonus and welfares                                  66,029          71,857        59,278        7,669
        Pension expense                                                  483             809         1,120          145
                                                                  ----------      ----------     ---------     --------

        Total Staff Cost                                              66,512          72,666        60,398        7,814
                                                                  ==========      ==========     =========     ========

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

         The amount of forfeitures in respect of Retirement Plan for the years ended April 30, 2000, 2001 and 2002 was HK$224, HK$14 and HK$359
         respectively.

         In addition, the Group has set up a Mandatory Provident Fund (MPF) Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance in Hong Kong.

         Contributions paid and payable by the Group in respect of Retirement Plan and MPF Scheme are charged to the statement of operations.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


15.      INCOME TAXES

         Reconciliation to the expected statutory tax rate in Hong Kong of 16% (2001: 16% and 2000: 16%) is as follows:

                                                                                        Year ended April 30
                                                                             ----------------------------------------
                                                                                 2000            2001            2002
                                                                             --------       ---------       ---------
                                                                                 %               %               %
        Statutory rate                                                           16.0            16.0            16.0
        Tax effect of net operating losses                                        5.1             6.1            (6.7)
        Non taxable PRC profits                                                 (16.3)          (17.7)             --
        Others                                                                   (4.7)            0.4            (8.0)
                                                                             --------       ---------       ---------
        Effective rate                                                            0.1             4.8             1.3
                                                                             ========       =========       =========

         Income tax credit (expense) is comprised of the following:

                                                                                Year ended April 30
                                                              -------------------------------------------------------
                                                                   2000          2001            2002            2002
                                                              ---------      ----------     ----------      ---------
                                                                     HK$           HK$             HK$            US$
        Current taxes:
            For the year                                         (1,207)         (1,845)           (16)            (2)
            Over provision in prior years                         1,182             208            800            103
                                                              ---------      ----------     ----------      ---------
        Income tax credit (expense)                                 (25)         (1,637)           784            101
                                                              =========      ==========     ==========      =========

         The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operated.

         The Company is incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income tax. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16% (2001: 16% and 2000: 16%).

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


16.      POST BALANCE SHEET EVENT

         Subsequent to April 30, 2002, the Company repurchased, through open market purchases, 176,600 shares of common stock of the Company at an aggregate consideration of US$220 (HK$1,700).


17.      NOTES TO STATEMENTS OF CASH FLOWS

         (a)   Purchase of subsidiary

               On March 22, 2000, Lorenzo acquired the remaining shareholding (i.e. 40%) of Lorenzo Marketing Co. Limited, presently known as Lorenzo Giftware Limited, for a consideration of HK$1,830.

               For further expansion through vertical integration and the development of distribution channel in the United States, the Company acquired 12,000,000 common stocks (16.8% equity interest) of iBBC Inc. (see note 6), a company engaged in marketing jewelry from its display cases in retail shops, for the consideration of HK$4,638 in the financial year 2001.

               On March 21, 2002, the Company further acquired 49,200,000 common stocks (68.8% equity interest) of iBBC Inc. from entities controlled by a director for a consideration of HK$19,016. As the goodwill was arisen from acquisition after June 30, 2001, the goodwill is subject to impairment test (see note 19). Details of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

                                                                              Lorenzo            iBBC              iBBC
                                                                             Giftware            Inc.              Inc.
                                                                                 2000            2002              2002
                                                                        -------------     -----------      ------------
                                                                                  HK$             HK$               US$
               Net assets acquired:
                  Property, plant and equipment                                     4           8,161             1,056
                  Trade receivables                                               125              51                 6
                  Inventories                                                     512             329                43
                  Other receivables                                                --           1,240               160
                  Cash and cash equivalents                                        99             610                79
                  Trade payables                                                 (68)         (1,025)              (133)
                  Accrued expenses and other payables                         (1,291)           (892)              (115)
                                                                        -------------     -----------      ------------

                                                                                (619)           8,474             1,096
               Interest attributable to the Group as of March 22, 2000            372              --                --
               Minority interests                                                  --         (1,221)              (157)
               Goodwill arising from acquisition                                2,077          16,401             2,121
                                                                        -------------     -----------      ------------

               Total purchase consideration                                     1,830          23,654             3,060
                                                                        =============     ===========      ============

               Satisfied by cash paid in the financial year:
                 2000                                                           1,830              --                --
                 2001                                                              --           4,638               600
                 2002                                                              --          19,016             2,460
                                                                        -------------     -----------      ------------
                                                                                1,830          23,654             3,060
                                                                        =============     ===========      ============

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


17.      NOTES TO STATEMENTS OF CASH FLOWS (CONTINUED)

(b)      Analysis of changes in financing:

                                                             Common
                                                             stocks
                                                         (including            Notes
                                                        premium and          payable      Capitalized                3%
                                                            warrant        and other            lease       convertible
                                                           reserve)            loans      obligations        debentures
                                                                HK$              HK$              HK$              HK$
          As of April 30, 1999                               51,058           24,588            1,214               --
          Conversion of convertible debenture
            (note 17(c))                                     27,231               --               --               --
          New (Repayment of) loans, net                          --           (3,852)            (555)          23,190
          Inception of capitalized lease contracts               --               --              147               --
          Unrealized gain on gold loan                           --             (338)              --               --
                                                       ------------      -----------     ------------      -----------

          As of April 30, 2000                               78,289           20,398              806           23,190
          Conversion of convertible debenture
            (note 17(c))                                     23,317               --               --          (23,190)
          New (Repayment of) loans, net                          --              194             (593)              --
          Unrealized gain on gold loan                           --             (343)              --               --
                                                       ------------      -----------     ------------      -----------

          As of April 30, 2001                              101,606           20,249              213               --
          Acquisition of subsidiary                              --               --              419               --
          New (Repayment of) loans, net                          --           20,867             (215)              --
          Unrealized loss on gold loan                           --            5,102               --               --
                                                       ------------      -----------     ------------      -----------

          As of April 30, 2002                              101,606           46,218              417               --
                                                       ============      ===========     ============      ===========

         (c)     Non-cash transactions

                 During the year ended April 30, 2000 and 2001, 3% convertible debentures of US$3,500 (HK$27,055) and US$3,000 (HK$23,190), together with interest accrued thereof amounting to HK$176 and HK$127 were converted into 1,072,412 and 1,233,557 shares of the Company's common stock respectively.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


18.      SEGMENT INFORMATION

         In the current year, the Group has followed the basis of identification of reportable segments required by SSAP 26 "Segment reporting". Segment disclosures for the year ended April 30, 2000 and 2001 have been amended to conform with current year's presentation.

         No segmental analysis by business is presented as over 90% of the Group's turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry. In respect of geographical segment reporting, revenues are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

         (a)  Geographical segments:

                                                                             For the year ended April 30
                                                              ---------------------------------------------------------
                                                                     2000            2001            2002          2002
                                                              -----------     -----------     -----------     ---------
                                                                      HK$             HK$             HK$           US$
               Revenue from external customers
                    by location of customers:
                    United States of America & Canada             231,751         297,321         222,704        28,810
                    Hong Kong                                      20,395           4,631          37,855         4,897
                    Europe and other countries                     45,330          54,330          42,653         5,518
                    PRC                                             2,413             569              49             6
                    Japan                                           1,012             934              65             9
                                                              -----------     -----------     -----------     ---------
                                                                  300,901         357,785         303,326        39,240
                                                              ===========     ===========     ===========     =========

               Segment profit (loss):
                    United States of America                           --              --          (1,855)         (240)
                    Hong Kong                                       1,557           5,404         (18,681)       (2,417)
                    PRC                                            37,143          29,431         (36,548)       (4,729)
               Interest expenses, net                              (2,980)         (2,781)         (3,364)         (435)
                                                              -----------     -----------     -----------     ---------
               Net income (loss)                                   35,720          32,054         (60,448)       (7,821)
                                                              ===========     ===========     ===========     =========

               Income taxes credit (expenses):
                    Hong Kong                                         (25)         (1,618)            799           103
                    PRC                                                --             (19)            (15)           (2)
                                                              -----------     -----------     -----------     ---------
                                                                      (25)         (1,637)            784           101
                                                              ===========     ===========     ===========     =========


               Additions to property, plant and
                    equipment and intangible assets
                    by location of assets:
                    United States of America                           --              --           8,262         1,069
                    Hong Kong                                       3,109           3,687           2,654           343
                    PRC                                             2,592           2,783             493            63
                                                              -----------     -----------     -----------     ---------
                                                                    5,701           6,470          11,409         1,475
                                                              ===========     ===========     ===========     =========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


18.      SEGMENT INFORMATION (CONTINUED)

         (a)  Geographical segments: (Continued)


                                                                                           As per April 30
                                                                              -=---------------------------------------
                                                                                 2001            2002            2002
                                                                              -----------     -----------     ---------
                                                                                  HK$             HK$            US$
               Carrying amount of segment assets
                    by location of assets:
                    Hong Kong                                                     235,874         240,213        31,075
                    PRC                                                           131,505          82,783        10,709
                    United States of America                                           --           9,181         1,188
                                                                              -----------     -----------     ---------

                                                                                  367,379         332,177        42,972
                                                                              ===========     ===========     =========

               Segment assets are before elimination of intra-group balances.

         (b) The Group derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

                                                                           Year ended April 30
                                                     ------------------------------------------------------------------
                                                         2000                 2001                   2002
                                                     --------------       --------------     --------------------------
                                                          HK$     %            HK$     %         HK$        US$       %
               QVC Network Inc.                       136,077    45        168,882    47      84,744     10,963      28
               QVC - Europe                            40,769    14         45,308    13          --         --      --
               Goldleaves Trading Ltd.                     --    --             --    --      33,031      4,273      11
                                                     ========             ========           =======    =======

               Accounts receivable related to these major customers were HK$10,025 and HK$24,723 as of April 30, 2001 and 2002 respectively.

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

         (c)  Stock-based compensation

              In 1998, the Company adopted The 1998 Stock Compensation Plan which allows the Board of Directors to grant stock options to individuals to purchase common stock of the Company (see note 12). Under HK GAAP, there are no specific requirements to recognize the compensation cost arising from stock options granted to these individuals on the financial statements.

              Under US GAAP, the Company adopted the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" in respect of options granted to employees. As permitted by SFAS No. 123, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of the Company's incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan. Had compensation expense for the incentive stock option plan been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reported as follows:

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (c)      Stock-based compensation (continued)

                                                                                               Year ended April 30
                                                                                          -----------------------------
                                                                                                 2000              2001
                                                                                          -----------        ----------
                                                                                                  HK$               HK$
               Pro forma net income (as restated)                                              28,833             8,567
                                                                                          ===========        ==========
               Pro forma earnings per share (as restated)
                  Basic                                                                          4.38              1.00
                                                                                          ===========        ==========
                  Diluted                                                                        4.19              1.00
                                                                                          ===========        ==========

               There were no stock options granted to employees during the year ended April 30, 2002, and all previously granted options were immediately exercisable, and accordingly no pro forma net loss and loss per share for 2002 are presented.

               The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


                                                                                                 Year ended April 30
                                                                                              -------------------------
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

               The Company's stock option activities and related information for the years ended April 30, 2000, 2001 and 2002 are summarized as follows:

                                                                 As of April 30
                                      ---------------------------------------------------------------------------------
                                                2000                        2001                        2002
                                                ----                        ----                        ----
                                                       Weighted                     Weighted                   Weighted
                                                        Average                      average                    average
                                                       Exercise                     exercise                   exercise
                                           Options        Price         Options        price       Options        price
                                                            US$                          US$                        US$
               Outstanding and
                 exercisable,
                 beginning of year       1,285,000         5.00      1,550,000          5.00     3,376,000         2.00
               Granted                     265,000         5.00      5,226,000          2.35            --           --
               Cancelled                        --           --     (3,400,000)         3.91      (458,000)        2.00
                                      ------------               --------------               ------------
               Outstanding and
                 exercisable, end
                 of year                 1,550,000         5.00       3,376,000         2.00     2,918,000         2.00
                                      ============               ==============               ============

               Weight average
                 remaining
                 contractual life       9.13 years                   7.06 years                 6.06 years
                                      ============               ==============               ============

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (d)   Stock-based transactions

               The Company issued to a consultant a warrant to purchase 35,000 shares of common stock as part of the consultancy fee on July 31, 1999 (see note 11(f)). In addition, the Company issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000 (see note 11(e)). During the financial year 2002, the Company further issued to consultants, agents or investor warrants to purchase an aggregate of 860,000 shares of the Company's common stock (see note 11(g) to (j)). Under HK GAAP, there are no specific requirements to recognize the compensation costs arising from these transactions. Under US GAAP, the costs associated with these transactions are accounted for based on fair value of the warrants at the date of issue.

               In addition, options were issued to consultants/advisers under The 1998 Stock Compensation Plan to purchase the common stock of the Company as part of their fees during the year ended April 30, 2001. Under US GAAP, the costs associated with these transactions are also accounted for based on the fair value of these options at the date of issue.

               Using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                                   Year ended April 30
                                                                      -------------------------------------------------
                                                                         2000                2001                  2002
                                                                      -------             -------            ----------
               Expected dividend yield                                    Nil                 Nil                   Nil
               Expected stock price volatility                            19%                 22%                   23%
               Risk-free interest rate                                  6.49%               5.34%                 4.23%
               Expected life of options                               3 years             3 years            3.21 years

               The fair value of these warrants and options was estimated as HK$464, HK$2,053 and HK$2,297 respectively for the years ended April 30, 2000, 2001 and 2002. The additional expense was recognized in the statement of operations under US GAAP and the same amount was recorded in the Company's reserve account (see note 19(m)). Effectively, there was no net effect on the shareholders' equity under US GAAP.

               In respect of the fair value of HK$2,053 estimated for options granted in financial year 2001, as only HK$754 was reported in the previous year's financial statements, the profit for 2001 previously reported under US GAAP has been restated for the amount undercharged.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (e) Discount on and beneficial conversion features of convertible debentures

              In connection with the convertible debentures issued with detachable warrants to debenture holders (see note 11(e)), there are no specific requirements under HK GAAP to allocate any of the proceeds from issuance of convertible debenture attributable to detachable warrants. Under US GAAP, the proceeds from issuance of convertible debenture with detachable warrants shall be allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debenture should be recorded as discount or premium. The discount or premium is amortized over the life of the debenture, using the interest method. During the year ended April 30, 2000, the Company recognized a sum of HK$534 as discount on convertible debentures. The amount of discount on convertible debentures amortized for the year ended April 30, 2000 and 2001 were HK$238 and HK$296 respectively. As of April 30, 2000, the unamortized discount on convertible debentures was HK$296.

              Under US GAAP, the embedded beneficial conversion feature associated with the issue of a convertible debt security should be recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures in this case) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the statement of operations over the life of the convertible debentures. There is no such requirement under HK GAAP. The beneficial conversion feature charged to income as interest expense amounted to HK$5,291 and HK$6,751 for the year ended April 30, 2000 and 2001 respectively. As of April 30, 2000, the unamortized portion of beneficial conversion feature was HK$6,717. Accordingly, the shareholders' equity under US GAAP was increased by that amount. As these amounts were not reported in previous years' financial statements, the profit for the year of 2000 and 2001 and the shareholders' equity as of April 30, 2000 have been restated in this respect.

         (f)  Capitalized deferred costs

              During the year ended April 30, 1998, the Company merged with Deen. Approximately HK$640 and HK$193 of costs were incurred in connection with the merger for each of the years ended April 30, 1997 and 1998 respectively. In previous years under HK GAAP, these costs were capitalized as organization costs and amortized over ten years. Following the adoption of the SSAP 1 (Revised) in the financial year 1999, the carrying amount of such cost amounting to HK$686 was fully expensed in 2000. Under US GAAP, as Deen has no significant assets or substantive operations, other than a large shareholder base, these costs, would be expensed as incurred. The effect is that there is no more organization costs being capitalized under both HK and US GAAP as of April 30, 2000. During the year ended April 30, 2001 and 2002, there is no additional capitalized deferred cost incurred.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (g)  Earnings (loss) per share

              Under US GAAP shares issued in connection with Deen Merger (see note 11) are reflected as outstanding for all periods as they were issued for nominal consideration whereas under HK GAAP these shares are reflected as outstanding since the date of the issue (i.e., October 6, 1997).

              In addition, under HK GAAP the number of incremental shares included in the denominator in connection with the warrants and options (see notes 11 and 12) is the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares whereas under US GAAP the number of incremental shares is determined by computing a year-to-date weighted average number of incremental shares included in each quarterly diluted earnings
              (loss) per share computation which is computed by using the average market prices during the three months included in the reporting period.

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

               i) Investment properties - The fair value of the investment properties held by the Group as of April 30, 2002 was estimated at HK$15,800 on the open market value basis whereas the historical cost of such properties is HK$16,968 (with net book value of HK$15,888) under HK GAAP. The market valuations were performed by independent qualified surveyors at dates close to the balance sheet date.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (i)  Investment properties

              Under HK GAAP investment properties are included in the balance sheet at their open market values, based on a year end valuation (see note 2(n)). Under US GAAP investment properties are recorded at their historical costs. This would have reduced the carrying values by HK$1,885 and HK$500 as of April 30, 2001 and 2002 respectively with no related income tax effect. In addition, under HK GAAP investment properties have not been depreciated since 1995, at which time accumulated depreciation was HK$1,080 (see note 2(n)). Under US GAAP depreciation would have continued to be recorded over an estimated useful life of 40 years based on historical costs. This would have increased depreciation expense for each of the years in the three year period ended April 30, 2002 by HK$424 with no related income tax effect.

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

              Under US GAAP, the amounts transferred are its historical cost of HK$4,894 and respective accumulated depreciation of HK$586 as investment properties are recorded at their historical costs (see note 19(i)). The net effect arising from the different accounting treatment, as aforesaid, would have increased the depreciation charge of HK$48 for each of the years in the three year period ended April 30, 2002 with no related income tax effect.

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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          (m) Warrant reserve

              As a result of the different accounting treatments as detailed in notes 19(d) and (e) in respect of the stock-based transactions and discount on and beneficial conversion features of convertible debentures, effects on the warrant reserve under US GAAP, which would be termed additional paid-in capital, are as follows:

              - the costs associated with stock-based transactions of HK$464, HK$2,053 and HK$2,297 arising from the issue of warrants and options were recorded in the Company's warrant reserve for the years ended April 30, 2000, 2001 and 2002 respectively;

              - the portion allocable to the detachable warrants of HK$534 is accounted for as warrant reserve;

              - the beneficial conversion features associated with the issue of convertible debentures of HK$12,008 and HK$34 were recorded in the Company's warrant reserve for the years ended April 30, 2000 and 2001 respectively.

              However, no adjustment would be required for the total shareholders' equity except for the unamortized discount on convertible debentures and the unamortized portion of beneficial conversion feature as detailed in note 19(e).

         (n)  Operating income

              Under HK GAAP, interest income of HK$2,668, HK$3,929 and HK$1,674 for each of the years in the three-year period ended April 30, 2002 has been included in arriving at the operating income, while under US GAAP, such income is excluded. Accordingly, the operating income (loss) under US GAAP would be HK$42,844, HK$36,472 and HK$58,102 (loss) for each of the years in the three-year period ended April 30, 2002.

         (o)  Comprehensive income

              The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There were no items of comprehensive income other than net income (loss) for the year as defined by SFAS No. 130 for any of the periods presented.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (p)   Statement of cash flows

               Under US GAAP, interest income and expenses as well as net movements of income taxes payable are included in arriving at the net cash flows from operating activities while under HK GAAP, such items are excluded and the respective actual cash receipt and payment thereof are shown separately under "Returns on investments and servicing of finance " and "Taxation" respectively in the statement of cash flows. Under USGAAP, movement of "restricted cash" is included in investing activities while the balances of such item are included in cash and equivalents. In addition, under US GAAP, movements of bank overdrafts are included under financing activities whereas under HK GAAP, the balances of such item are included in cash and cash equivalents.

               The consolidated statement of cash flows prepared under HK GAAP presents substantially the same information as that required under US GAAP but they differ with regard to the classification of items within them and as regards the definition of cash and cash equivalents under HK GAAP and US GAAP.

               A reconciliation of cash and cash equivalents under HK GAAP to US GAAP is presented as follows:

                                                                                 Year ended April 30
                                                               --------------------------------------------------------
                                                                     2000           2001            2002           2002
                                                               ----------     ----------      ----------     ----------
                                                                      HK$            HK$             HK$            US$
               Cash and cash equivalents under HK GAAP             32,543         29,063          29,053          3,758
               Adjusted for:     Bank overdrafts                    6,345         25,213          20,150          2,607
                            Restricted cash                       (26,000)       (41,089)        (43,620)        (5,643)
                                                               ----------     ----------      ----------     ----------

               Cash and cash equivalents under US GAAP             12,888         13,187           5,583            722
                                                               ==========     ==========      ==========     ==========

               The consolidated statements of cash flows under US GAAP can be summarized as follows:

                                                                                 Year ended April 30
                                                               --------------------------------------------------------
                                                                     2000           2001            2002           2002
                                                               ----------     ----------      ----------     ----------
                                                                      HK$            HK$             HK$            US$
               Net cash provided by (used in) operating
                 activities                                       (11,973)        28,659          (5,819)          (753)
               Net cash used in investing activities              (15,977)       (46,829)        (17,374)        (2,248)
               Net cash provided by financing activities           39,212         18,469          15,589          2,017
                                                               ----------     ----------      ----------     ----------

               Net increase (decrease) in cash and cash
                 equivalents                                       11,262            299          (7,604)          (984)
               Cash and cash equivalents as of beginning
                 of year                                            1,626         12,888          13,187          1,706
                                                               ----------     ----------      ----------     ----------

               Cash and cash equivalents as of end of year         12,888         13,187           5,583            722
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

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)

19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         (p)   Statement of cash flows

               Reconciliations of each line item above under HK GAAP to US GAAP are presented as follows:

                                                                                 Year ended April 30
                                                               --------------------------------------------------------
                                                                     2000           2001            2002           2002
                                                               ----------     ----------      ----------     ----------
                                                                      HK$            HK$             HK$            US$
               Net cash provided by (used in) operating
                 activities under HK GAAP                          (9,076)        31,033            (919)          (120)
               Adjusted for: Cash received from
                 interest                                           2,668          3,916           1,674            217
                             Cash paid for interest                (5,472)        (6,653)         (4,932)          (638)
                             Cash refunded (paid) for
                               income taxes                           (93)           363          (1,642)          (212)
                                                               ----------     ----------      ----------     ----------

               Net cash provided by (used in) operating
                 activities under US GAAP                         (11,973)        28,659          (5,819)          (753)
                                                               ==========     ==========      ==========     ==========


               Net cash used in investing activities
                 under HK GAAP                                     (5,162)       (31,740)        (14,843)        (1,920)
               Adjusted for: Change in restricted cash            (10,815)       (15,089)         (2,531)          (328)
                                                               ----------     ----------      ----------     ----------

               Net cash used in investing actives under
                 US GAAP                                          (15,977)       (46,829)        (17,374)        (2,248)
                                                               ==========     ==========      ==========     ==========


               Net cash provided by (used in) financing
                 activities under HK GAAP                          41,314           (399)         20,652          2,672
               Adjusted for: Change in bank overdrafts             (2,102)        18,868          (5,063)          (655)
                                                               ----------     ----------      ----------     ----------

               Net cash provided by financing activities
                 under US GAAP                                     39,212         18,469          15,589          2,017
                                                               ==========     ==========      ==========     ==========

         (q)   Goodwill arising on consolidation

               Under HK GAAP, goodwill arising on the acquisition of subsidiaries is capitalized and amortized over its estimated useful life, which normally not exceeding 20 years. Under US GAAP, goodwill arising from acquisition after June 30, 2001, with the provision of SFAS No. 142, should not be amortized, but subject to annual impairment test (see "Impact of recently issued US GAAP accounting standards" below). The effect of this different accounting treatment is that no amortization has been recorded under US GAAP for the goodwill arising from the acquisition of iBBC Inc..

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

         The following table summarized the effect on net income of differences between HK GAAP and US GAAP.

                                                                                  Year ended April 30
                                                                --------------------------------------------------------
                                                                      2000           2001            2002           2002
                                                                ----------     ----------      ----------     ----------
                                                        Note           HK$            HK$             HK$            US$
                                                                (Restated)     (Restated)
        Net income (loss) as reported under HK GAAP                 35,720         32,054         (60,448)        (7,821)
        US GAAP material adjustments:
             Amortization of goodwill on business       (a)              7              7               7              1
               combination
             Amortization of financial consulting fee
               paid to the representative in the
               public offering                          (b)           (275)          (143)             --             --
             Costs associated with stock-based
               transactions                             (d)           (464)        (2,053)         (2,297)          (297)
             Amortization of discount on convertible
               debentures                               (e)           (238)          (296)             --             --
             Interest expense arising from beneficial
               conversion features of convertible
               debentures                               (e)         (5,291)        (6,751)             --             --
             Amortization of Deen Merger costs          (f)            686             --              --             --
             Depreciation on investment properties      (i)           (424)          (424)           (424)           (55)
             Deficit on revaluation of investment
               property                                 (i)             --          1,885             500             65
             Depreciation on property                   (j)            (48)           (48)            (48)            (6)
             Amortization of goodwill on acquisition
               of a subsidiary                          (q)             --             --           1,641            212
                                                                ----------     ----------      ----------     ----------
        Net income (loss) under US GAAP (as restated
          for 2000 and 2001)                                        29,673         24,231         (61,069)        (7,901)
                                                                ==========     ==========      ==========     ==========

        Net income (loss) under US GAAP (as
          previously reported)                                      34,964         32,281
        Adjustments made for previous years:
             Compensation costs for stock-based         (c)             --         (1,299)
               compensation
             Interest expense arising from beneficial   (e)         (5,291)        (6,751)
               conversion features of convertible
               debentures
                                                                ----------     ----------
        Net income (loss) under US GAAP (as restated
          for 2000 and 2001)                                        29,673         24,231
                                                                ==========     ==========

        Numerator:
        Net income (loss) used in computing basic
          earnings per share under US GAAP (as
          restated for 2000 and 2001)                               29,673         24,231         (61,069)        (7,901)
        Interest on 3% convertible debentures                          251            127              --             --
                                                                ----------     ----------      ----------     ----------
        Net income (loss) used in computing diluted
          earnings per share under US GAAP (as
          restated for 2000 and 2001)                               29,924         24,358         (61,069)        (7,901)
                                                                ==========     ==========      ==========     ==========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


19. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                  Year ended April 30
                                                                -------------------------------------------------------
                                                                      2000           2001            2002           2002
                                                                ----------     ----------      ----------     ----------
                                                        Note           HK$            HK$             HK$            US$
                                                                (Restated)     (Restated)
        Denominator:
        Weighted average number of shares outstanding
          under US GAAP-- basic                                  6,589,415      8,567,366       8,671,615      8,671,615

        Effect of dilutive potential ordinary shares:
             3% convertible debentures                             337,239         48,753              --             --
             Warrants                                               17,986             --               7              7
             Stock options                                              --            731         106,759        106,759
                                                                ----------     ----------      ----------     ----------
        Weighted average number of shares outstanding
          under US GAAP-- diluted                                6,944,640      8,616,850       8,778,381      8,778,381
                                                                ==========     ==========      ==========     ==========
        Earnings (loss) per share under US GAAP (as
          restated for 2000 and 2001)
            -- Basic                                                  4.50           2.83           (7.04)         (0.91)
                                                                ==========     ==========      ==========     ==========
            -- Diluted                                                4.31           2.83           (7.04)         (0.91)
                                                                ==========     ==========      ==========     ==========

         The following table summarized the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

                                                                                    As of April 30
                                                               --------------------------------------------------------
                                                                     2000           2001            2002           2002
                                                               ----------     ----------      ----------     ----------
                                                       Note           HK$            HK$             HK$            US$
                                                               (restated)
        Shareholders' equity as reported under HK
          GAAP                                                    188,179        242,635         182,187         23,568
        Reduction for goodwill recorded on the
          merger of the Company and Lorenzo            (a)           (54)            (47)            (40)            (5)
        Cumulative effect of depreciation on
          investment properties                        (i)         (2,546)        (2,970)         (3,394)          (439)
        Deficit (Surplus) arising on revaluation of
          investment properties                        (i)         (3,212)         1,885           2,385            309
        Cumulative effect of depreciation on property  (j)           (585)          (633)           (681)           (88)
        Deferral of future financial consulting paid
          to the representative in the public
          offering                                     (b)            143             --              --             --
        Unamortized discount on convertible
          debentures                                   (e)            296             --              --             --
        Unamortized beneficial conversion feature      (e)          6,717             --              --             --
        Deficit frozen upon transfer of an
          investment property to land and building     (j)          2,297             --              --             --
        Reduction for goodwill recorded on
          acquisition of a subsidiary                  (q)             --             --           1,641            212
                                                               ----------     ----------      ----------     ----------

        Shareholders' equity under US GAAP
            (as restated for 2000)                                191,235        240,870         182,098         23,557
                                                               ==========     ==========      ==========     ==========

        Shareholders' equity under US GAAP
          (as previously reported)                                184,518
        Adjustment made for previous year:
          Unamortized beneficial conversion feature    (e)          6,717
                                                               ----------

        Shareholders' equity under US GAAP
          (as restated for 2000)                                  191,235
                                                               ==========

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)



         IMPACT OF RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

         Effective July 1, 2001, the Company adopted SFAS No. 141 "Business combinations". In accordance with SFAS No. 141, all business combinations initiated after June 30, 2001 are to be accounted for using the purchase method, the pooling of interest method of accounting is prohibited. The acquisition of the jewelry retail company on March 21, 2002 (see note 17 (a)) was accounted for by purchase method of accounting.

         In July 2001, Financial Accounting Standards board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". The SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Consequently, the goodwill arisen from the acquisition of the jewelry retail company on March 21, 2002 is not amortized and subject to impairment test in this financial year. The Company adopted SFAS No. 142 effective on May 1, 2002, the first day of its financial year 2003. Other than the goodwill arisen from the acquisition on March 21, 2002, the Company have no other goodwill and intangible assets as of April 30, 2002. The Company does not believe that the adoption of the statement will have a material impact on its financial position or result of operations.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". The SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Group's financial statements is not expected to be material.

         In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 requires long-lived assets be measured at the lower of selling amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for consolidated financial statements issued for financial years beginning after December 15, 2001. The Group does not expect that the adoption of SFAS No. 144 will have a material impact on the Group's financial statements.

         In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded SFAS No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group is required to and will adopt SFAS No. 145 on May 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group's financial statements.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


         IMPACT OF RECENTLY ISSUED HK GAAP ACCOUNTING STANDARDS

         A brief summary of the major new or revised standards, which are effective for accounting periods beginning on or after January 1, 2002, is set out below:

         SSAP 11 (Revised) "Foreign currency translation"

         The main change to this standard is eliminating the option of using the closing rate method in translating foreign enterprises' financial statements when preparing consolidated financial statements. Accordingly, the revised standard requires using the net investment method in translating the financial statements of foreign enterprises, and translating the statement of operations at an average rate for the period.

         SSAP 15 (Revised) "Cash flow statements"

         The revised standard classifies cash flows into operating, investing and financing activities. Interest and dividends which were previously presented under a separate heading will be classified under any of the operating, investing and financing headings, provided they are classified consistently from period to period. Cash flows arising on income taxes will be classified under operating activities, unless they can be separately identified with investing or financing activities.

         SSAP 33 "Discontinuing operations"

         The new standard supersedes the requirements of disclosing discontinued operations under SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". A discontinuing operation is a component of an enterprise that represents a separate major line of business or geographical area, which can be distinguished operationally and financially which the enterprise is disposing of or terminating.

         This standard requires the disclosures of discontinuance when the initial disclosure events occur. This event is the earlier of either the enterprise entering into a binding sale agreement, or the approval and announcement by the governing body of the enterprise of a detailed plan for the discontinuance.

         SSAP 34 "Employee benefits"

         The standard defines employee benefits as all forms of consideration given by an enterprise in exchange for service rendered by employees, which include short-term employee benefits, post-employment benefits, other long-term employee benefits, termination benefits and equity compensation benefits. It establishes the underlying principle that the cost of providing employee benefits are recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

         Short-term employee benefits (payable within twelve months) are recognized as an expense in the period in which the service is rendered by the employee. Profit-sharing and bonus payments are recognized only when the enterprise has a constructive obligation to pay them and the costs can be reliably estimated.

                              LJ INTERNATIONAL INC.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

             (Amounts in thousands, except share and per share data)


         IMPACT OF RECENTLY ISSUED HK GAAP ACCOUNTING STANDARDS (CONTINUED)

         Post-employment benefit plans can be split into defined contribution plans and defined benefit plans. Under defined contribution plans, expenses are recognized in the period the contribution is payable. The payable is recognized in the exchange for services rendered by employees during the period. Under defined benefit plans, the amounts recognized in the balance sheet are the present value of the defined benefit obligation. This amount, reduced by the fair value of any plan assets at the balance sheet date, is then adjusted for unrecognized actuarial gains and losses and unrecognized past service costs.

         Other long-term employee benefits are recognized and measured the same way as post-employment benefits under a defined benefit plan except that deferral of actuarial gains or losses and past service costs is prohibited.

         Termination benefits are recognized when the enterprise is demonstrably committed to the termination of employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

         This standard does not specify recognition and measurement requirements for equity compensation benefits. However, extensive disclosure requirements are required.

         The Group does not expect that the adoption of these new standards will have a material impact on its financial position or results of operations.

ITEM 19.   EXHIBITS

         (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Auditors

         Consolidated statements of operations for the years ended April 30, 2000, 2001 and 2002

         Consolidated balance sheets at April 30, 2001 and 2002

         Consolidated statements of shareholders' equity for the years ended April 30, 2000, 2001 and 2002

         Consolidated statements of cash flows for the years ended April 30, 2000, 2001 and 2002

         Notes to and forming part of the financial statements

         (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

                  1.1      Memorandum of Association of the Company*

                  1.2      Articles of Association of the Company*

                  1.3      Amendment to Articles of Association of the Company*

                  4.1 Employment Agreement of Yu Chuan Yih with the Registrant - incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended April 30, 2001, SEC File No. 0-29620.

                  4.2      Agreement with QVC, Inc.*

                  4.3 Securities Purchase Agreement dated as of October 29, 1999 and exhibits and amendments thereto - incorporated by reference to the Exhibits to our Registration Statement on Form F-3 and amendments thereto, SEC File No. 333-11482, declared effective on April 3, 2000.

                  4.4 Common Stock Purchase Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

                  4.5 Registration Rights Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

                  4.6 Warrant Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

                  8.1      List of Subsidiaries of the Company*

                  99.1     Certification of Chief Executive Officer

                  99.2     Certification of Chief Financial Officer

----------

* Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

** Incorporated by reference to the Exhibits to our pre-effective Registration Statement on Form F- 1, SEC File No. 333-90016, filed on June 7, 2002

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            LJ INTERNATIONAL INC.
                                            (Registrant)



Date:  August 22, 2002                          By: /s/ YU CHUAN YIH
                                                    ---------------------------


                                                    Yu Chuan Yih
                                                    Chairman

                                  EXHIBIT INDEX

EXHIBIT                                                                                                     PAGE
NUMBER                              DESCRIPTION OF EXHIBIT                                                NUMBER
1.1               Memorandum of Association of the Company                                                  *

1.2               Articles of Association of the Company                                                    *

1.3               Amendment to Articles of Association of the Company                                       *

4.1               Employment Agreement of Yu Chuan Yih with the Registrant                                  **

4.2               Agreement with QVC, Inc.                                                                  *

4.3               Securities Purchase Agreement dated as of October 29, 1999 and exhibits
                  and amendments thereto                                                                    ***

4.4               Common Stock Purchase Agreement, dated as of April 15, 2002,
                  between Navigator Investments Holding IX Limited and the Registrant                       ****

4.5               Registration Rights Agreement, dated as of April 15, 2002,
                  between Navigator Investments Holding IX Limited and the Registrant                       ****

4.6               Warrant Agreement, dated as of April 15, 2002, between Navigator
                  Investments, Ltd. and the Registrant                                                      ****

8.1               List of Subsidiaries of the Company                                                       *

99.1              Certification of Chief Executive Officer

99.2              Certification of Chief Financial Officer

----------

* Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre- effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

** Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended April 30, 2001, SEC File No. 0-29620.

*** Incorporated by reference to the Exhibits to our Registration Statement on Form F-3 and amendments thereto, SEC File No. 333-11482, declared effective on April 3, 2000.

**** Incorporated by reference to the Exhibits to our pre-effective Registration Statement on Form F-1, SEC File No. 333-90016, filed on June 7, 2002.