Form 20-F
period 2002-12-31
LJ INTERNATIONAL INC
filed 2003-05-15
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from May 1, 2002 to December 31, 2002

Commission file number 0-29620

LJ INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

LJ INTERNATIONAL INC.

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

$.01 Par Value Common Stock ("Common Stock")

(Title of Class)

Warrants to Purchase Common Stock ("Warrants")

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

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

     Not Applicable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
B. CAPITALIZATION AND INDEBTEDNESS.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
D. RISK FACTORS.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
B. BUSINESS OVERVIEW.
C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2002:
D. PROPERTY, PLANTS AND EQUIPMENT.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS.
B. LIQUIDITY AND CAPITAL RESOURCES.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
D. TREND INFORMATION.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS
Ex-99.1 Certification of Chief Executive Officer
Ex-99.2 Certification of Chief Financial Officer

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this annual report. You should not place undue reliance on these forward-looking statements.

     You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors:

•	dependence upon certain customers

•	dependence on key personnel

•	control by principal shareholder

•	competitive factors

•	the operation of our business

•	general economic conditions

     You should also consider carefully the statements under “Risk Factors” and other sections of this annual report, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     We use data and industry forecasts in this annual report which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

     The following selected consolidated financial data with respect to each of the years in the five-year period ended April 30, 2002 and the eight months ended December 31, 2002 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data

						Eight-month
						period ended
	Years ended April 30,					December 31,

	1998	1999	2000	2001	2002	2002

Statement of Operations Data:
Revenues	$16,067	$25,255	$38,926	$46,285	$39,240	$31,809
Cost of Goods sold	8,188	12,854	24,030	29,575	33,283	21,531
Gross profit	7,879	12,401	14,896	16,710	5,957	10,278
Operating expenses
Selling, general and administrative	(5,190)	(7,080)	(8,872)	(11,363)	(11,411)	(7,722)
Unrealized (Loss) gain on gold loan	135	81	44	44	(660)	(435)
Depreciation	(245)	(643)	(705)	(808)	(1,031)	(863)
Impairment on property, plant and equipment	—	—	—	—	(345)	(108)
Amortization and impairment loss on goodwill	—	—	—	(27)	(242)	(400)
Income (loss) from operations	2,579	4,759	5,363	4,556	(7,732)	750
Other revenues	202	280	458	570	352	205
Interest expenses	(928)	(890)	(1,446)	(1,780)	(652)	(441)
Issuance costs for convertible debentures	—	—	(585)	—	—	—
Impairment loss on investment security	—	—	—	—	—	(200)
Operating income (loss) before income taxes and minority interests	1,853	4,149	3,790	3,346	(8,032)	314
Incomes taxes (expense) credit	(274)	(49)	(3)	(211)	101	(101)
Income (Loss) before minority interests	1,579	4,100	3,787	3,135	(7,931)	213
Minority interests in consolidated subsidiaries	—	35	52	—	30	120
Net income (loss)	$1,579	$4,135	$3,839	$3,135	$(7,901)	$333
Net income (loss) per share:
Basic	$0.34	$0.65	$0.58	$0.37	$(0.91)	$0.04
Diluted	$0.34	$0.65	$0.56	$0.37	$(0.91)	$0.04
Pro forma basic	$0.34	$0.22	$0.57	$0.13	$(0.91)	$0.04
Pro forma diluted	$0.34	$0.22	$0.54	$0.13	$(0.91)	$0.04
Weighted average number of shares
Basic	4,601	6,347	6,589	8,567	8,672	8,493
Diluted	4,606	6,348	6,944	8,617	8,779	8,493
Pro forma basic	4,601	6,347	6,589	8,567	8,672	8,493
Pro forma diluted	4,606	6,348	6,944	8,617	8,779	8,493
Balance Sheet Data:
Working capital	5,057	9,786	20,561	20,153	12,115	11,896
Total assets	18,410	27,558	39,700	47,300	42,961	46,085
Long-term obligation	1,364	1,168	2,943	287	8	—
Total stockholders’ equity	10,084	15,339	24,739	31,161	23,557	23,294

B.	CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

D.	RISK FACTORS.

We depend upon QVC, Inc. for a large portion of our sales and we cannot be certain that these sales will continue. If they do not, our revenues will likely decline.

     Although we sell to a large number of customers in a variety of markets, a substantial portion of our sales involves offerings to one volume customer, QVC, Inc. For the fiscal years ended April 30, 2002 and December 31, 2002, QVC, Inc. accounted for approximately 28% and 25% of our sales. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contracts with QVC, Inc., who orders only on a “purchase order” basis. The loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect.

We are controlled by one of our existing shareholders, whose interests may differ from other shareholders.

     Our largest shareholder beneficially owns or controls approximately 36.5% of our outstanding shares as of December 31, 2002. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all, or substantially all, of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

We face significant competition from larger competitors.

     The making and distribution of jewelry is a highly competitive industry characterized by the diversity and sophistication of the product. We compete with major domestic and international companies with substantially greater financial, technical and marketing resources and personnel than us. There can be no assurance other jewelry makers will not similarly develop low-cost, high-volume production capability or an even better process, providing greater competition for us and materially affecting our business prospects.

There are numerous factors relating to the operations of our business that could adversely affect our success and results.

     As a maker and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:

•	technological developments in the mass production of jewelry;

•	our ability to meet the design and production requirements of our customers efficiently;

•	the market acceptance of our customers’ jewelry;

•	increases in expenses associated with continued sales growth;

•	our ability to control costs;

•	our management’s ability to evaluate the public’s taste and new orders to target satisfactory profit margins;

•	our capacity to develop and manage the introduction of new designed products; and

•	our ability to compete.

     Quality control is also essential to our operations since customers demand compliance with design and product specifications and consistency of production. We cannot assure that revenue growth will occur on a quarterly or annual basis.

Our sales and marketing operations are performed principally at our executive offices which are located in Hong Kong. This means our results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy.

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

Our production facilities are located in China. Our results of operations and financial condition may, therefore, be influenced by the economic, political, legal and social conditions in China.

     Since 1978, the Chinese government has been reforming, and is expected to continue to reform, China’s economic and political systems. Such reforms have resulted in significant social progress. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refinement and readjustment process may not always have a positive effect on our operations in China. At times, we may also be adversely affected by changes in policies of the Chinese government such as changes in laws and regulations or their interpretation, the introduction of additional measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion and remittances abroad.

Our products are currently made at our production facility located in Shenzhen, China. However, our insurance may not adequately cover any losses due to fire, casualty or theft.

     We have obtained fire, casualty and theft insurance aggregating approximately $12.0 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.

     The approximately 25% of our sales during the fiscal year ended December 31, 2002 to our largest customer, QVC, Inc., was not seasonal in nature. It has been our management’s experience that the remaining 75% of our total sales is seasonally sensitive.

Our holding company structure creates restrictions on the payment of dividends.

     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including, as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

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

     We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China and Hong Kong. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands, China or Hong Kong would enforce:

•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in the British Virgin Islands, China or Hong Kong, liabilities against us or non-residents based upon the securities laws of the United States or any state.

Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.

     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

     Because of these exemptions, investors are not provided with the same information which is generally available about public companies organized in the United States.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S. Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

     LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in the following significant subsidiaries:

•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987.

•	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

     Our principal place of business and our executive offices are located at Units #09-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

     During our last three fiscal years, we have made the following significant capital expenditures:

•	we purchased a 16.8% equity interest in iBBC Inc. for $600,000 during the fiscal year ended April 30, 2001.

•	we purchased a 20% equity interest in Goldleaves International Inc. for $ 2,684,000 during the fiscal year ended April 30,2001.

•	we purchased 68.8% of the common shares of iBBC Inc. for $2,460,000 during the fiscal year ended April 30, 2002

•	we made a capital contribution of $670,000 for our 95% equity interest in Lorenzo Giftware Inc. during the fiscal year ended December 31, 2002

•	we invested $721,000 for the purchase of 30,000 square feet of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2002

B.	BUSINESS OVERVIEW.

     We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

     We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and production further enhance our competitive position.

     We employ an international design team and all of our designs and merchandising strategies are proprietary. The exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	electronic retailers; and

•	specialty retailers.

     For the fiscal years ended April 30, 2002 and eight-month period ended December 31, 2002, approximately 73% and 77% of our sales were in North America.

     The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

				8 Months ended	8 Months ended
	Year ended April 30,			December 31,	December 31,

	2000	2001	2002	2001	2002

				(Unaudited)
	US$	US$	US$	US$	US$
US & Canada	29,981	38,463	28,810	19,373	24,545
Hong Kong	2,638	599	4,897	1,383	1,451
Europe and other countries	5,864	7,028	5,518	4,167	3,469
PRC	312	74	6	—	—
Japan	131	121	9	119	2,344

	38,926	46,285	39,240	25,042	31,809

     Approximately 25% of our sales during the eight-month period ended December 31, 2002 was to our largest customer, QVC, Inc., and was not seasonal in nature. It has been our management’s experience that the remaining 75% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.

Our Industry

     The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

•	a small number of producers that make and distribute their own jewelry directly to retailers; and

•	a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

     We believe that vertically integrated companies that control costs by performing all value added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. We further believe that large retailers want to rely upon prime producers because they believe that prime producers are reliable, low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.

Our Business Strategy

     Our business strategy is to:

•	increase our market share of moderately priced high-quality gem-set semi-precious and precious jewelry by capitalizing on our unique vertically integrated production processes to produce diamond and high-end precious stone jewelry in addition to high volume, high-quality semi-precious products;

•	further develop our existing customer relationships with our specialized services; and

•	expand aggressively into new distribution channels, particularly in the United States and throughout Western Europe, Japan, and China.

     We are aggressively developing new product lines in exotic stones, which have high perceived values among semi-precious stones. We have recently expanded into new product categories by:

•	marketing a line of sterling silver jewelry. These are typically merchandised with a retail price range of $30 to $150

•	offering a new branded collection of sterling silver and 18 karat gold jewelry with a retail price range of $199 to $999

•	offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings, as well as offering newly designed jewelry

•	developing a new 18,000 square feet CAD/CAM enabled production facility devoted to diamonds and high-end precious stones, with technology to fully integrate computer design from prototype to sample

     We intend to implement our business strategy by:

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels to include all major TV shopping programs in North America, Japan and Korea and further developing business with top-20 discount department store chains and one prominent warehouse club in the U.S.

•	acquiring an electronic supply and replenish module for independent jewelry stores in the U.S.

Our Production Capability

     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. We closed our former second facility in Shantou during the fiscal year ended December 31, 2002 and consolidated all our production in the Shenshen facility, which has been operating for five years and has 86,000 square feet of production space. We currently employ approximately 2,000 skilled gemstone cutters and production personnel and turned out more than a million pieces of finished fine jewelry during the fiscal year ended December 31, 2002.

     We purchase imported choice gemstone material, which are from mines located in Africa, China and South America, especially those concentrated in Brazil. We source our diamonds mainly from suppliers in India. Gemstone craftsmen are trained and managed by our Hong Kong personnel to ensure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the gemstone material that we purchase. By performing internally the value-added processes of cutting and polishing our semi-precious gemstones, we maximize quality control and improve our profitability. We specialize in a wide range of popular and exotic semi-precious gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

Sales and Marketing

     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items which are distinctly different from our competitors. We continue to devote our efforts towards brand development and utilize marketing concepts to enhance the saleability of our products. We recognize that retailers favor certain price points. As part of our product development strategy, we strive to align our wholesale prices to match retailers’ target prices as a means of achieving these popular price targets.

     Our sales and marketing team is located in our executive offices in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	electronic retailers; and

•	specialty retailers.

     Our single largest customer is QVC, Inc. which accounted for approximately 28% of our sales during the fiscal year ended April 30, 2002, and 25% of our sales during the eight-month period ended December 31, 2002. We do not sell to QVC, Inc. pursuant to any formal or long-term contracts but only on a purchase order basis. Although we have developed and maintained a good and longstanding relationship with QVC, Inc., the loss of QVC, Inc. as a customer or a significant reduction in its orders, would have a materially adverse effect on us.

     In March 2000, our wholly-owned subsidiary Lorenzo Jewelry Mfg. (H.K.) Limited (n/k/a Lorenzo Jewelry Limited) had entered into a three-year agreement with QVC, Inc. Under the terms of the agreement, QVC had the exclusive right to promote, market, sell and distribute all of the jewelry and watches which we produce, develop or sell through direct response television programs in North America, the United Kingdom and Germany. This agreement has now expired.

     In addition to direct sales to QVC, Inc. and other retailers, we also sell our products to retailers through International Jewelry Connection. The principal focus of IJC is on major U.S. department stores and jewelry retailers, who require specialized levels of marketing, service and training. These sales representatives are paid on a commission-only basis.

     Our sales promotion efforts include attendance by our representatives at U.S. and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, we advertise actively in trade journals and related industry publications.

Design and Product Development

     We have seven internationally trained designers who work from our Hong Kong executive office and ten designers who work in our Shenzhen facility. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.

     We provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer approximately 5,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desired in the market.

     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers color, fabric and fashion trends, which are projected over a two-year period. We market our products as lifestyle inspired.

Production Process

     We make our jewelry at our facility in Shenzhen, China. Our production processes combine vertical integration, modern technology, mechanization and handcraftsmanship to turn out contemporary and fashionable jewelry. Our production operations basically involve:

•	cutting and polishing semi-precious gemstones;

•	combining pure gold, platinum or sterling silver with gemstones or diamonds to produce jewelry; and

•	finishing operations such as cleaning and polishing, resulting in high quality finished jewelry.

Supply

     We produce and cut our own semi-precious stones. We purchase imported gemstones which are from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, and Africa is the main source of tanzanite, mandarine garnet, aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China. We source our diamonds mainly from suppliers in India. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years.

     We maintain our supply of inventory at our warehouse. The amount of our inventory of a particular gemstone determines the extent and size of our marketing program for that product. We purchase our gemstones and diamonds in advance and in anticipation of orders resulting from our marketing programs.

     We purchase our gold from banks, gold refiners and commodity dealers who supply substantially all of our gold needs, which we believe is sufficient to meet our requirements.

     Gold acquired for production is at least .995 fine and is combined with other metals to produce 10, 14 and 18 karat gold. The term “karat” refers to the gold content of alloyed gold, measured from a maximum of 24 karats, which is 100% fine gold. Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14 karat gold of different colors. These alloys are in abundant supply and are readily available to us.

     We did not engage in hedging activities with respect to possible fluctuations in the price of gold until the start of 2003. Prior to that, we believed the risk of not engaging in such activities was minimal, since we purchase our gold requirements within a reasonable period after each significant purchase order is received. We believe that any change in the price of gold would have had little, if any, impact on the valuation of our inventories.

     We purchase supplies and raw materials from a variety of suppliers and we do not believe the loss of any of the suppliers would have a material adverse effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

Security

     We have installed certain measures at our Shenzhen, China, production and our Hong Kong administrative facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras, which provide surveillance of all critical areas of our premises.

     We inspect carefully all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures of all jewelry as it proceeds through the production process. A complete physical inventory of gold and gemstones is taken at our production and administrative facilities on a quarterly basis.

Insurance

     We maintain primary all-risk insurance, with limits in excess of our current inventory levels, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to our owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but is generally in excess of the value of the gold and gemstones supplied by us. We carry transit insurance, the coverage of which includes the transportation of jewelry outside of our office.

Competition

     The jewelry production industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional and local scale. Our competitive strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. According to our management, competition is based on pricing, quality, service and established customer relationships. We believe that we have positioned ourselves as a low-cost producer without compromising our quality. Our ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a competitive advantage.

     We believe that few competitors have the capacity and production skills to be effective competitors. We believe that our vertically integrated production capabilities distinguish us from most of our competitors and enable us to produce very competitively priced, high quality and consistent products.

     In North America, the market, although highly fragmented, does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include:

•	E.E.A.C. Inc.;

•	Topaz Group, Inc.; and

•	Fabrikant.

     International competitors include Pranda International and Beauty Gems Limited. Most of these manufacturers/wholesalers have been successful vendors for many years and enjoy good relations with their clients. Although it may be difficult for a newcomer to break into established relationships, we have already made substantial inroads in the North American jewelry market and we believe we can remain competitive, based on our vertically integrated, low-cost, high-volume and high-quality production process.

C.	ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2002:

     The following diagram provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.

LJ INTERNATIONAL INC.
(British Virgin Islands)

100%

—	Lorenzo Jewelry Limited (Hong Kong)

—	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd. (P.R.C.)

—	Lorenzo Jewellery (Shenzhen) Co., Ltd. (P.R.C.)

D.	PROPERTY, PLANTS AND EQUIPMENT.

     Our principal executive offices are located at Units #9-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office and showroom at this location.

     Our jewelry production facility in Shenzhen, China consists of 86,000 square feet of building space located in the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 38,000 square feet of this space. We also currently lease 28,000 square feet for a term of five years expiring August 31, 2007 from an unaffiliated third party at a rental rate of $5,700 per month, and 20,000 square feet for a term of two years expiring June 30, 2004, at a rental rate of $3,600 per month.

     We own two warehouse facilities in Hung Hom and Aberdeen consisting of 5,432 square feet and 2,897 square feet. We also own additional properties in Sai Kung and Hung Hom. We lease all four of these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.

     Our production facilities are currently utilized for one shift per day but are capable of being expanded to accommodate three shifts per day as necessary.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-looking Statements.”

     In December 2002, we changed our fiscal year, which used to end on 30 April, to the calendar year. The move was to enable us to continue our trend of filing financial results in line with the majority of US reporting companies. During our “short’” fiscal year from May 1, 2002, to December 31, 2002, amid a very gradual and, at times, uncertain recovery in retail markets worldwide, we successfully implemented several measures to maintain our position as market leader in the design, marketing and distribution of a full range of fine jewelry.

     Our concerted marketing efforts paid off and we attracted new, major blue chip customers and also saw significant increases in orders from existing clients. There was also a highly positive response to our new diamond line, which resulted in higher revenue.

     The measures we introduced in the corporate reengineering exercise undertaken after the terrorist attacks in the US on September 11, 2001, bore fruit during this period and led to significant cost savings as well as administrative, sales and operational efficiencies. This is reflected in the decline of costs in 2002, compared with those in 2000.

     In January 2003, we consolidated all operations under one roof in our expanded, 86,000 square-foot Shenzhen facility to improve efficiencies, eliminate duplication and raise profit margins. Employees from our former Shantou plant now work together with their colleagues in the Shenzhen facility, which occupies five floors in a 10-storey building. We have purchased two floors of this facility while leasing the rest of the space.

     As our diamond line has been showing great promise since its introduction a year ago, we established a high tech facility for diamond and precious stone jewelry in June 2002. Fitted out with CAD/CAM model making equipment and a wide range of wax set molding equipment, the facility allows us to fashion up to 60,000 pieces of jewelry per month at full capacity. The less labour-intensive CAD/CAM equipment also afford us more flexibility, perfect repeatability, higher precision and enhance standardization.

     In all, we have more than 2,000 gemstone cutters and other personnel, who style and fashion over two million carats of cut stones and one million pieces of finished jewelry each year. A team of 30 people in Shenzhen manages the operations while executives based in Hong Kong ensure regular communication with them.

     Our experience in fiscal 2001 taught us to reduce our reliance on a key customer whose orders fell well short of our anticipation in the previous fiscal year. Instead we decided to focus on increasing our market share and to this end, in the eight-month period ended December 31, 2002, we continued to step up our marketing efforts with the Top40 jewelry retailers, many of whom we were already selling to. The Top40 jewelry retailers represent the largest U.S. retail sellers of jewelry in terms of sales revenue. This category consists primarily of retail fine jewelers (such as Zale Corp., Sterling and Helzberg Diamond Shops, Inc.), department stores (such as J.C. Penney, Macy’s, Mervyn’s and Fortunoff), discount stores (such as Wal-Mart and Fred Meyer Jewelers) and TV shopping programmers (such as QVC and Home Shopping Network). Sales to our customers within the Top40 category comprise approximately 70% of our sales revenue.

     Another important practice we have been adopting since the previous fiscal year is giving guidance on our quarterly results. Although we are a foreign company technically exempt from some key U.S. reporting requirements, we wish to bring our reporting and accounting as close in line as possible with U.S. GAAP reporting and U.S. investor expectations. Taking this step is part of our strategy to maintain our position as one of the world’s largest publicly traded designer, marketer and distributor of a full range of fine jewelry. It is also a reflection of our unwavering commitment to shareholders, clients and staff alike.

     As cautious optimism returns gradually to markets worldwide with the end of the war in Iraq, we feel confident that the decisions and investments made, as well as the initiatives and measures taken, in the eight months ended December 31, 2002, will stand us in good stead in the next fiscal year and we are ready to capitalize on the opportunities ahead in the jewelry industry. We have already seen an encouraging increase in the number of our new customers and in the reception of our diamond line and we fully intend to pursue further success in these and other areas.

A.	OPERATING RESULTS.

Revenues

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Revenues	$38,926	$46,285	$39,240	$25,042	$31,809	19%	-15%	27%

     The increase in revenue for the eight-month period ended December 31, 2002, compared with the same period in 2001,was due to our successful marketing efforts in winning new, major blue chip customers, as well as the positive reception of our new diamond line.

     The global economic fallout from the September 11 attacks in the US accounted largely for the decrease in revenue for the year ended April 30, 2002, compared with the year ended April 30, 2001. Additionally, a significant decline in orders from a major client also contributed to this decrease.

Cost of Sales and Gross Profit

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Cost of sales	$24,030	$29,575	$27,573	$16,908	$21,531	23%	-7%	27%

% of revenues	62%	64%	70%	68%	68%
Cost of sales - write down of inventory	$0	$0	$5,710	$0	$0	N/A	N/A	N/A

% of revenues	0%	0%	15%	0%	0%
Gross profit	$14,896	$16,710	$5,957	$8,134	$10,278	12%	-64%	26%

% of revenues	38%	36%	15%	32%	32%

     The gross profit margin remained at 32% for the eight-month periods ended December 31, 2002 and December 31, 2001.

     The gross profit margin dropped from 36% for the year ended April 30, 2001 to 15% for the year ended April 30, 2002. The decrease was due to various adjustments on inventory as shown below.

•	$5,394,000 for the write-down of cut stones for orders in relation to special programs that were later postponed or cancelled;

•	$316,000 for the write-down of fine jewelry cost.

     Excluding the above special charge on inventory, the gross profit margin was 30% for the year ended April 30, 2002.

     The gross profit margin dropped from 38% in 2000 to 36% in 2001 due to:

•	A change in the product mix. Increasingly more sales are made with precious stones and diamonds and diamonds alone. Diamond jewelry generally has a higher sales value but a much lower profit margin;

•	Additional model-making charges were incurred and expensed to build up the European jewelry sample lines; and

•	Discounts were given on certain volume sale programs for existing customers and also given to new customers to induce businesses.

Selling, General and Administrative Expenses

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Selling, general and administrative expenses	$8,872	$11,363	$11,411	$7,599	$7,722	28%	0%	2%

% of revenues	23%	25%	29%	30%	24%

     Selling, general and administrative (SG&A) expenses decreased by 6% of revenue for the eight-month period ended December 31, 2002 compared with the same period ended December 31, 2001. Between 2001 and 2002, our SG&A expenses fell as a direct result of the corporate reengineering exercise we undertook right after the 9/11 terrorist attacks in the US. The measures we instituted led to substantial cost savings and administrative, sales and operational efficiencies.

Unrealized loss (gain) on gold loan

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Unrealized Loss (gain) on gold loan	$(44)	$(44)	$660	$119	$435	0%	-1600%	266%

% of revenues	0%	0%	2%	0%	1%

     We have also secured “gold loan” facilities with various banks in Hong Kong, which typically bear a below-market interest rate. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold. In the past, we did not hedge against such risks and at the close of each reporting period, the gold loan was “marked to market” with changes reflected on the income statement. However, the volatility of prices in the lead-up to the war in Iraq prompted us to make a provision of $435,000 in December 2002 to cover possible losses resulting from price fluctuations. Since the beginning of 2003, we have put in place mechanisms to hedge against future risks.

Depreciation

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Depreciation	$705	$808	$1,031	$565	$863	15%	28%	53%

% of revenues	2%	2%	3%	2%	3%

     The increase in depreciation costs primarily represents the impact of on-going capital expenditures and assets acquired for the year ended April 30, 2002. It also incorporates a provision of $158,000 for the depreciation on leasehold improvements to production facilities we ceased to use before the expiry of their leases.

Impairment on property, plant and equipment

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Impairment on property, plant and equipment	$0	$0	$345	$0	$108	N/A	N/A	N/A

% of revenues	0%	0%	1%	0%	0%

     The impairment loss represents the write-off of property, plant and equipment as a result of the consolidation of production facilities.

Amortization and impairment loss on goodwill

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Amortization and impairment loss on goodwill	$0	$27	$242	$18	$400	N/A	796%	2122%

% of revenues	0%	0%	1%	0%	1%

     Amortization of goodwill was related to the acquisition of a jewelry company in the year ended April 30, 2000.

     In July 2001, Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which provides that goodwill and intangible assets with indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. As a result, we stopped amortizing but fully expended the balancing goodwill of $215,000 in the year ended April 30, 2002.

     Impairment loss of goodwill for the eight-month period ended December 31, 2002 was related to the goodwill arising from the acquisition of the jewelry retail company in March 2002.

Interest cost

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Interest expenses	$731	$868	$652	$424	$441	19%	-25%	4%

% of revenues	2%	2%	2%	2%	1%
	$684	$874	$0	$0	$0	28%	-100%	N/A

% of revenues	2%	2%	0%	0%	0%
Amortization of discount on convertible debentures	$31	$38	$0	$0	$0	23%	-100%	N/A

% of revenues	0%	0%	0%	0%	0%

Interest expenses

     The decrease in interest expenses for the year ended April 30, 2002 and eight-month period ended December 31, 2002 was due to consecutive cuts of interest rates from early 2001 to early 2002.

     Interest expenses increased for the year ended April 30, 2001 because of a higher utilization rate of credit line facilities.

Beneficial Conversion Features of Convertible Debentures

     The embedded beneficial conversion feature associated with the issue of a convertible debt security was recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures in this case) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the statement of operations over the life of the convertible debentures. The beneficial conversion feature charged to income as interest expense amounted to $684,000 and $874,000 for the year ended April 30, 2000 and 2001 respectively.

Amortization of discount on convertible debentures

     In connection with the convertible debentures issued with detachable warrants to debenture holders, the proceeds from the issuance was allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debentures was recorded as discount or premium. The discount or premium was amortized over the life of the debentures.

Impairment loss on investment

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Impairment loss on investment securities	$0	$0	$0	$0	$200	N/A	N/A	N/A

% of revenues	0%	0%	0%	0%	1%

     Impairment loss on investment for the eight-month period ended December 31, 2002 was related to the acquisition in April 2001 of 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones.

Issuing cost of convertible debentures

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Issuing cost of convertible debentures	$585	$0	$0	$0	$0	-100%	N/A	N/A

% of revenues	2%	0%	0%	0%	0%

     During 2000, we issued convertible debentures with gross proceeds of $6,500,000 and incurred $585,000 issuing expenses.

Other Revenues

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Interest incomes	$345	$508	$217	$172	$47	47%	-57%	-73%

% of revenues	1%	1%	1%	1%	0%
Rental incomes	$113	$62	$135	$93	$158	-45%	118%	70%

% of revenues	0%	0%	0%	0%	0%

     Interest income decreased from $508,000 in fiscal 2001 to $217,000 in fiscal 2002. The decrease was mainly due to consecutive cuts of interest rates from early 2001 to early 2002.

     Interest income increased from $345,000 in fiscal 2000 to $508,000 in fiscal 2001. The increase was mainly due to the increase in restricted cash as security deposit for banking facilities.

     Rental income increased 118% from $62,000 in fiscal 2001 to $135,000 in fiscal 2002. Additional investment property was rented out in fiscal 2002.

     Rental income decreased 45% from $113,000 in fiscal 2000 to $62,000 in fiscal 2001. One of the investment properties was left vacant during the year after the expiry of a short-term lease. The said property is being rented to a new tenant for a period of 2 years.

Income taxes

						% change

								Eight-
				Eight-month period				month
	Years ended April 30,			ended December 31,		Year		period

(in thousands)	2000	2001	2002	2001	2002	2000-2001	2001-2002	2001-2002

				Unaudited
Incomes taxes expense (credit)	$3	$211	$(101)	$39	$101	6933%	-148%	159%

% of revenues	0%	0%	0%	0%	0%

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

     During the years ended April 30, 2000, 2001 and 2002, there were tax overprovision of $156,000, $27,000 and $103,000 respectively, after the finalization of tax assessment for the year.

Inflation

     We do not consider inflation to have had a material impact on our results of operations over the last three years.

Foreign Exchange

     More than 99% of our sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.

Governmental economic and political policies and factors

     For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 7 to 10.

B.	LIQUIDITY AND CAPITAL RESOURCES.

     We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities.

Cash Flows

				Eight-month period
	Years ended April 30,			ended December 31,

(in thousands)	2000	2001	2002	2001	2002

				Unaudited
Net cash provided by (used in) operating activities	$(1,549)	$3,707	$(753)	$(787)	$3,533
Net cash provided by (used in) investing activities	(2,067)	(6,058)	(2,248)	(384)	(2,207)
Net cash provided by (used in) financing activities	5,073	2,390	2,017	185	(983)
Effect of foreign exchange rate change	—	—	—	—	(68)
Net increase (decrease) in cash and cash equivalents	1,457	39	(984)	(986)	275

Operating Activities:

     The increase in cash flow in the eight-month period ended December 31, 2002 compared with the same period in 2001 resulted from growth in revenues and improved working capital management. The negative cash flow from operating activities for the eight-month period ended December 31, 2001 reflected our management’s deliberate accumulation of cut stones inventory in anticipation of significant increase in sales for the new fiscal year. The rise in the cost of rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders also accentuated the negative cash flow.

Investing Activities:

     In addition to on-going capital expenditures and restricted cash deposits, we undertook various one-off investments that contributed to changes in our net cash positions for the various reporting periods. The increase in cash used in investing activities for the eight-month period ended December 31, 2002 compared with the same period ended December 31, 2001, was due to new manufacturing facilities in China, as well as an increase in restricted cash deposits for securing banking facilities.

     For the year ended April 30, 2002 our investing activities included the further acquisition of 68.8% of a subsidiary, iBBC Inc., which engages in marketing jewelry from its display cases in retail shops. As a result of this investment, we now hold 85.6% of the subsidiary. For the year ended April 30, 2001, our negative cash flow from investing activities reflected the acquisition of investment securities for $3,284,000. These investment securities included the acquisition of 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, and an acquisition of 16.8% equity interests in a jewelry retail company for our further expansion through vertical integration and the development of distribution channels in the United States. We had no significant control and influence over both companies’ operating and financial policies. Our additional investment for the year ended April

30, 2000, was the acquisition of the remaining 40% of Lorenzo Marketing, which we did not already own, for $237,000 to further expand our market share in Japan and Europe.

     Our on-going capital expenditure by category for the periods presented were:

				Eight-month period
	Years ended April 30,			ended December 31,

(in thousands)	2000	2001	2002	2001	2002

				Unaudited
Land & buildings	$—	$—	$—	$—	$721
Leasehold improvement	$135	$343	$215	$95	$159
Furniture, fixtures and equipment	$140	$300	$181	$239	$382
Plant and machinery	$176	$178	$24	$21	$282
Motor vehicles	$18	$16	$—	$—	$12

Total	$469	$837	$420	$355	$1,556

Financing Activities:

     The negative net cash from financing activities for the eight-month period ended December 31, 2002, compared with the same period in 2001, reflected the repayment of gold loan of $2,474,000 and the repurchase of common stock of the Company at an aggregate consideration of $391,000. The positive net cash provided by financing activities in each of the other periods mainly reflected our gold loan arrangement and the utilization of overdraft facilities. For the year ended April 30, 2000, it further included proceeds of $6,500,000 from convertible loans, and issuing cost of $585,000.

     Our cash and cash equivalents are mainly held in U.S. dollars and HK dollars.

Financing Sources

Banking Facilities and Notes Payables

     We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of one of our directors.

     Letters of Credit and overdrafts:

				Eight-month period
	Years ended April 30,			ended December 31,

(in thousands)	2000	2001	2002	2001	2002

				Unaudited
Facilities granted:
Letters of credit	$8,603	$11,125	$11,643	$10,996	$9,615
Overdraft	$4,722	$6,274	$3,532	$3,532	$3,244

	13,325	17,399	15,175	14,528	12,859

Utilized:
Letters of credit utilized	$3,356	$3,649	$5,646	$7,565	$5,756
Overdraft utilized	$821	$3,262	$2,607	$2,313	$3,107

	4,177	6,911	8,253	9,878	8,863

     The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     Notes payable:

				Eight-month period
	Years ended April 30,			ended December 31,

(in thousands)	2000	2001	2002	2001	2002

				Unaudited
Notes payable	$1,311	$773	$282	$447	$1,073

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

				Eight-month period
	Years ended April 30,			ended December 31,

(in thousands)	2000	2001	2002	2001	2002

				Unaudited
Gold loans outstanding (in $)	$1,327	$1,847	$5,697	$3,442	$4,439
Gold loans outstanding (in troy ounces)	4,850	6,950	18,450	12,450	12,950
Gold loan interest rate	3.15%-3.45%	2%-2.9%	1.7%-3.4%	1.65%-4.1%	1.5%-2.4%

     We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so since the beginning of 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is “marked to market” with changes reflected on the income statement.

Convertible Debentures:

     On October 29, 1999, we entered into a Securities Purchase Agreement with an accredited investor pursuant to which we agreed to issue, and the investor agreed to purchase, up to $10,500,000 of 3% convertible debentures, as well as common stock purchase warrants. During the fiscal year ended April 30, 2000, we received gross proceeds of $6,500,000 from the issue of the 3% convertible debentures to that investor. $3,500,000 of the gross proceeds and related interest expenses have been converted into 1,072,412 shares of our common stock as of April 30, 2000. The remaining $3,000,000 and accrued interest was subsequently converted into 1,233,557 shares of our common stock during the fiscal year ended April 30, 2001. The proceeds of convertible debentures was used to provide restricted cash of $906,000 and $1,940,000 as collateral for general banking facilities in fiscal 2000 and 2001, and partly used to finance the purchases of investment securities in 2001.

Equity Line of Credit:

     We do not currently consider the proceeds of the equity line of credit as a source of liquidity. If the price and the trading volume of our common stock remain at current levels, we will be unable to draw down all or substantially all of the $10,000,000 under the equity line. The maximum draw down amount of any draw down under our equity line facility will be equal to 20% of the weighted average price for our common stock for the particular number of trading days immediately prior to the date that we deliver notice to Navigator of our intention to exercise a draw down multiplied by the total trading volume in respect of our common stock for such period. If our stock price and trading volume remain at current levels, then either the maximum draw down amount formula or the threshold price will probably prevent us from being able to draw down all of the proposed equity line facility with Navigator. For example, during the 10 trading day period ended September 19, 2002, our weighted average stock price was $1.1961 per share and our total daily trading volume was 126,850 shares. Based on such stock price and trading volume levels, the maximum draw down amount available to us during such period would have been $30,345. Accordingly, if our stock price and the trading volume of our stock remain at these levels for the near future, we will be unable to access the full $10,000,000 under the equity line.

     The threshold prices which we select for each different draw down will depend, at those times, on a number of different variables which we are not able to quantify at this time, including such factors as:

(i)	the then-current trading price of our common stock;

(ii)	the then-current net tangible book value of our common stock;

(iii)	the amount of equity line financing we are seeking;

(iv)	the availability of alternative financing; and

(v)	the need and timing for the financing.

Looking Forward:

     We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for the next twelve months.

Impact of recently issued US GAAP accounting standards.

     In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Group’s financial statements.

     In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation” which applies to all acquisitions of a financial institution except those between two or more mutual enterprises, which is being addressed in a separate project. The provisions of SFAS No. 147 are effective on October 1, 2002, and the Company believes that SFAS 147 will not have a material adverse impact on the Group’s financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D.	TREND INFORMATION.

     The total production for fiscal year ended December 31, 2003 is estimated to be more than one million pieces which is the same level as the fiscal year 2002. Due to the uncertainty of the US economy, the sales for fiscal year 2003 is estimated at US$46 million, compared to US$32 million for the eight month period ended December 31, 2002. The gross profit margin for the fiscal year 2003 is estimated to stay at the same 30% level as the fiscal year 2002. The average inventory level for fiscal year 2003 is estimated to be approximately $17 million compared with the eight month period ended December 31, 2002 which amounted to $18 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT.

     Our senior management and directors are as follows:

Name	Age	Position

Yu Chuan Yih	63	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	38	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	43	Chief Financial Officer and Director
Po Yee Elsa Yue	38	Non-Executive Director
Lionel C. Wang	46	Non-Executive Director

     None of our directors and officers was selected due to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.

     Mr. Yih established the business of Lorenzo Jewelry Ltd. and has served as president and managing director since 1987. Mr. Yih is primarily responsible for business development and overall company management. He has over 20 years of experience in semi-precious stone production and marketing. Mr. Yih had been a gemstone trader in Brazil and has extensive experience and relationships in gem sourcing and jewelry design. Mr. Yih is also the Founding Sponsor of the Hong Kong branch of the Gemological Institute of America (GIA), the nonprofit educational organization for the jewelry industry.

     Ms. Au has served as a director of Lorenzo Jewelry Ltd. since its incorporation in 1987. Ms. Au has been our chief operating officer since January 1, 2002 and is primarily responsible for our general administration, human resources, operations and management.

     Mr. Ng has served as our chief financial officer since September 1997 and as one of our directors since May 1, 2001. He received his Bachelor of Science degree in civil engineering from the University of London in 1984 and his Master of Commerce in accounting and commercial administration from the University of New South Wales in 1994. From July 1994 through September 1997, he was an audit senior with Moores Rowland C.A., Certified Public Accountants. Mr. Ng is a certified practising accountant of the Australian Society of CPAs.

     Ms. Yue has served as a non-executive director since December 1999. She is a graduate gemologist from the Gemological Institute of America and served as vice president of GIA, Hong Kong, from August 1994 to December 2002. Her responsibilities included managing the Hong Kong office and administering their education programs, marketing and related activities. Since December 2002, Ms. Yue has served as a manager for a colored gems import and export trading company.

     Mr. Wang has served as a non-executive director since June 1998. He received his Bachelor of Commerce from Tamkung University, Taipei, Taiwan in 1978, his Master of

Business Administration from California State Polytechnic University in 1980, and his Master of Science from Stanford University in 1981. From 1984 to 1990, Mr. Wang was a marketing research analyst and senior strategic planning analyst for The Gillette Company, Boston, Massachusetts. From 1990 to 1995, he served as associate director and then director of product development for Information Resources, Inc., Waltham, Massachusetts. From 1995 to 1996, Mr. Wang was vice-president at Nielsen North America, with responsibility for analytical and modeling projects on the Kraft Foods/White Plains account. From 1996 until June 2000, Mr. Wang served as director of analytical services for The NPD Group, Inc., Port Washington, New York. From June 2000 until June 2001, he was vice president of product development for NFO Interactive, Greenwich, Connecticut. Since June 2001, Mr. Wang has been president of his own firm, Marketing and Innovation, LLC., Greenwich, Connecticut.

B.	COMPENSATION.

     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2002 on an accrual basis, for services in all capacities, was $533,000. During the fiscal year ended December 31, 2002, we contributed an aggregate amount of $17,000 toward the pension plans of our directors and executive officers.

Executive Service Contract

     We entered into an employment agreement with Mr. Yu Chuan Yih, effective October 1, 2000, for a period of three years at an annual salary of $233,000. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the board present in the meeting called for that purpose. Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him.

     On May 8, 2000, we granted Mr. Yih options exercisable to acquire 600,000 shares of common stock at $3.00 per share at any time until May 7, 2010.

     On October 17, 2000, we offered all option holders the opportunity to cancel all or some of their stock options in exchange for new options to be granted on April 30, 2001 to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008. Mr. Yih accepted the offer and now holds an option to acquire an aggregate of 775,000 shares exercisable at $2.00 per share at any time until April 30, 2008.

C.	BOARD PRACTICES.

     Each of our five current directors was elected at our last annual meeting of shareholders held December 5, 2002 to serve a one-year term or until their successor is elected and qualified.

     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     Our board of directors has established an audit committee, which consists of Messrs. Yih and Wang and Ms. Yue. Its functions are to:

•	recommend annually to the board of directors the appointment of our independent public accountants;

•	discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants;

•	review and approve non-audit services of the independent public accountants;

•	review compliance with our existing accounting and financial policies;

•	review the adequacy of our financial organization; and

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.

D.	EMPLOYEES.

     As of December 31, 2002, we employed approximately 2,000 persons on a full-time basis for our production of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employee relations are good.

E.	SHARE OWNERSHIP.

     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of December 31, 2002 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all directors and executive officers as a group.

     As of December 31, 2002, we had 8,671,615 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent

	Shares Beneficially Owned

Yu Chuan Yih	3,529,553	(1)(2)	36.5%
Ka Man Au	200,000	(3)	2.3%
Hon Tak Ringo Ng	200,000	(4)	2.3%
Po Yee Elsa Yue	6,000	(5)	*
Lionel C. Wang	0		*
Debora Mu Yong Yih	1,260,000	(6)	13.9%
All directors and executive officers as a group (5 persons)	3,935,553		37.5%

*	Represents less than 1% of the outstanding common stock.

(1)	Of Mr. Yih’s 2,524,553 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation, which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%).

(2)	Includes options currently exercisable to acquire 775,000 shares of common stock held by Mr. Yih and options currently exercisable to acquire 230,000 shares of common stock held by Mr. Yih’s wife at $2.00 per share at any time until April 30, 2008.

(3)	Represents options currently exercisable to acquire 200,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(4)	Represents options currently exercisable to acquire 200,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(5)	Represents options currently exercisable to acquire 6,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(6)	Includes options currently exercisable to acquire 400,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

The 1998 Stock Compensation Plan

     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

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

     On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.

     As of December 31, 2002, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

•	stock options to purchase 3,025,500 shares at $2.00 per share through April 30, 2008, of which 1,181,000 are held by our directors and officers as a group.

Other Options and Warrants Outstanding

     As of December 31, 2002, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2005 (as amended)

•	146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2005 (as amended), which we sold to the IPO underwriter and/or persons related to the underwriter

•	146,000 warrant purchase options to purchase 146,000 warrants at $0.20625 per warrant to purchase shares of common stock at $8.25 per share through April 15, 2003, which we sold to the IPO underwriter and/or persons related to the underwriter

•	options to purchase 35,000 shares at $5.00 per share through July 30, 2004, which we granted to a former financial consultant on July 31, 1999, for services rendered in connection with public relations

•	warrants to purchase 75,000 shares at $3.75 per share through November 30, 2004, and warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005, which we granted to two investors and a placement agent in connection with two tranches of our 3% Convertible Debentures on November 5, 1999, and March 22, 2000

•	warrants to purchase shares which we granted to a former financial consultant on June 1, 2001, for services rendered in connection with corporate development as follows:

•	100,000 shares at $2.29 per share exercisable through May 31, 2003;

•	80,000 shares at $3.43 per share exercisable through May 31, 2004; and

•	80,000 shares at $4.57 per share exercisable through May 31, 2005.

•	warrants to purchase 200,000 shares at $3.00 per share through August 15, 2006, which we granted to The Bauer Partnership, Inc. on August 16, 2001, in connection with a proposed debt placement which was never completed

•	warrants to purchase 150,000 shares at $1.7892 per share through April 14, 2005, which we granted to Navigator Investments Holding IX Limited on April 15, 2002, as a commitment fee in connection with an equity line of credit facility

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

     Please see Item 6.E. for share ownership information regarding our major shareholder. Our major shareholder does not have different voting rights.

     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

     Yu Chuan Yih, our chairman and president, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited. Mr. Yih is also a director of iBBC Inc. which has a subsidiary, Gemriver Jewelry Limited. During the fiscal years ended April 30, 2001 and 2002, and December 31, 2002, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to, us, which were interest free and repayable on demand. The maximum amount due from Mr. Yih were $622,000, $243,000 and $0 during the fiscal years ended April 30, 2001 and 2002, and December 31, 2002. The closing balance due to Mr. Yih was $248,000 as of April 30, 2001. There was no outstanding amount with Mr. Yih as of April 30, 2002 and December 31, 2002.

     Certain of our banking facilities are collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of $8,440,000 and $8,311,000 as of April 30, 2002, and December 31, 2002. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.

     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2002, the guarantee amount was $437,000.

     During the fiscal year ended April 30, 2000, we received management fee income of $36,000 from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

     During the fiscal year ended April 30, 2001, we sold finished goods of $158,000 to Gemriver Jewelry Limited, which were made according to the published prices and conditions offered to our major customers. We also received from Gemriver Jewelry Limited for rental and management fee income of $21,000 and $32,000 respectively. In addition, we received management fee income of $27,000 from Gemological Institute of America, Hong Kong Limited, which were determined by the directors for the services provided.

     During the fiscal year ended April 30, 2002, we further acquired 68.8% equity interest of iBBC Inc. from entities controlled by a director for a consideration for $2,460,000.

     For additional information, refer to Footnote 16 to the Consolidated Financial Statements.

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

     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended April 30, 1999	$9.81	$4.00
Year ended April 30, 2000	$6.69	$3.00
Year ended April 30, 2001	$3.88	$1.63
Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Quarter ended July 31, 2000	$3.53	$2.44
Quarter ended October 31, 2000	$3.88	$2.16
Quarter ended January 31, 2001	$2.50	$1.63
Quarter ended April 30, 2001	$2.31	$1.66
Quarter ended July 31, 2001	$2.79	$2.00
Quarter ended October 31, 2001	$2.11	$1.48
Quarter ended January 31, 2002	$1.56	$1.22
Quarter ended April 30, 2002	$1.74	$1.18
Quarter ended July 31, 2002	$1.56	$1.11
Quarter ended October 31, 2002	$1.37	$1.12
Quarter ended December 31, 2002	$1.33	$1.15
Quarter ended March 31, 2003	$1.30	$1.14
Month ended November 30, 2002	$1.30	$1.15
Month ended December 31, 2002	$1.33	$1.23
Month ended January 31, 2003	$1.29	$1.19
Month ended February 28, 2003	$1.30	$1.15
Month ended March 31, 2003	$1.22	$1.14
Month ended April 30, 2003	$1.29	$1.17

     Our warrants are listed and quoted for trading on The Nasdaq National Market under the symbol “JADEW.” The following table sets forth, during the periods indicated, the high and low last sale prices for the warrants as reported by Nasdaq:

Period	High	Low

Year ended April 30, 1999	$5.38	$0.63
Year ended April 30, 2000	$3.25	$1.00
Year ended April 30, 2001	$1.38	$0.22
Year ended April 30, 2002	$0.55	$0.02
Year ended December 31, 2002	$0.15	$0.01
Quarter ended July 31, 2000	$1.38	$0.75
Quarter ended October 31, 2000	$1.25	$0.50
Quarter ended January 31, 2001	$0.69	$0.28
Quarter ended April 30, 2001	$0.63	$0.22
Quarter ended July 31, 2001	$0.55	$0.30
Quarter ended October 31, 2001	$0.44	$0.06
Quarter ended January 31, 2002	$0.22	$0.02
Quarter ended April 30, 2002	$0.20	$0.06
Quarter ended July 31, 2002	$0.13	$0.04
Quarter ended October 31, 2002	$0.10	$0.01
Quarter ended December 31, 2002	$0.15	$0.03
Quarter ended March 31, 2003	$0.12	$0.04
Month ended November 30, 2002	$0.07	$0.03
Month ended December 31, 2002	$0.15	$0.07
Month ended January 31, 2003	$0.12	$0.06
Month ended February 28, 2003	$0.08	$0.06
Month ended March 31, 2003	$0.06	$0.04
Month ended April 30, 2003	$0.03	$0.02

     We do not believe that there is any principal non-United States trading market for the common stock or the warrants. We believe that Cede & Co. holds a substantial majority of the outstanding common stock and warrants in the United States as record holder.

B.	PLAN OF DISTRIBUTION.

     Not applicable.

C.	MARKETS.

     Our common stock and our warrants have been listed and quoted for trading on The Nasdaq National Market System since April 15, 1998.

D.	SELLING SHAREHOLDERS.

     Not applicable.

E.	DILUTION.

     Not applicable.

F.	EXPENSES OF THE ISSUE.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL.

     Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

     Corporate Powers. We have been registered in the British Virgin Islands since January 30, 1997, under British Virgin Islands International Business Companies number 216796. Clause 4 of our Memorandum of Association states that the objects for which we are established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.

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

     Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 10 percent or more of our outstanding voting shares. At least seven days’ notice of the meeting shall be given to the members whose names appear on the share register.

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

     Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

     While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of ,and for the benefit of, our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.

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

     The International Business Companies Act of the British Virgin Islands permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association only provide for shareholder approval of corporate matters by written consent, but not for staggered terms of directors, cumulative voting or the issuance of preferred shares.

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

     There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common stock.

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

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

•	a court within the United States is able to exercise primary supervision over its administration; and

•	one or more United States persons have the authority to control all of its substantial decisions.

     In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a “10% Shareholder”. Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.

     A U.S. investor receiving a distribution of our common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor’s adjusted tax basis in our common stock, and then as gain from the sale or exchange of a capital asset, provided that our common stock constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common stock.

     Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common stock for more than one year at the time of the sale or exchange.

     A holder of common stock may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder:

•	is a corporation or comes within other exempt categories; or

•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

     In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

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

     The documents concerning our company, which are referred to in this Annual Report, may be inspected at our principal executive offices at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

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

     Effective December 5, 2002, we announced a two-year extension of the exercise term to April 15, 2005 for our 1,679,000 outstanding registered common stock purchase warrants (Nasdaq: JADEW). Each warrant remains exercisable to purchase one share of common stock at $5.75 per share.

ITEM 15.	CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chairman, chief financial officer and chief operating officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective timely alerting them to material information about LJ International Inc. and its consolidated subsidiaries.

     There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Auditors	F-2

Consolidated statements of operations for each of the years in the three-year period ended April 30, 2002 and for each of the periods in the eight-month period ended December 31, 2001 (unaudited) and 2002
F-3

Consolidated balance sheets as of April 30, 2001, April 30, 2002 and December 31, 2002	F-4

Consolidated statements of shareholders’ equity for each of the years in the three-year period ended April 30, 2002 and for the eight-month period ended December 31, 2002	F-5

Consolidated statements of cash flows for each of the years in the three-year period ended April 30, 2002 and for each of the periods in the eight-month period ended December 31, 2001 (unaudited) and 2002
F-6

Notes to and forming part of the financial statements	F-7 – F-38

Report of Independent Auditors

To The Shareholders and The Board of Directors of
LJ International Inc.

     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of April 30, 2001, April 30, 2002 and December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2002 and for the eight-month period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LJ International Inc. and its subsidiaries as of April 30, 2001, April 30, 2002 and December 31, 2002 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2002 and for the eight-month period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

     As discussed in note 2(e) to the financial statements, the Group has changed its accounting policy for sales returns from the period beginning May 1, 2002.

Moores Rowland
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: May 15, 2003.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

						8 Months ended
			Year ended April 30,			December 31,

	Notes		2000	2001	2002	2001	2002

			US$	US$	US$	US$	US$
						(Unaudited)
Operating revenue	2	(d)	38,926	46,285	39,240	25,042	31,809
Costs of goods sold			(24,030)	(29,575)	(33,283)	(16,908)	(21,531)

Gross profit			14,896	16,710	5,957	8,134	10,278
Operating expenses
Selling, general and administrative expenses			(8,872)	(11,363)	(11,411)	(7,599)	(7,722)
Unrealized gain (loss) on gold loan			44	44	(660)	(119)	(435)
Depreciation			(705)	(808)	(1,031)	(565)	(863)
Impairment on property, plant and equipment			—	—	(345)	—	(108)
Amortization and impairment loss on goodwill			—	(27)	(242)	(18)	(400)

Operating income (loss)			5,363	4,556	(7,732)	(167)	750
Other revenue and expense
Other revenues	2	(d)	458	570	352	265	205
Interest expenses			(1,446)	(1,780)	(652)	(424)	(441)
Issuance costs for convertible debentures			(585)	—	—	—	—
Impairment loss on investment securities			—	—	—	—	(200)

Income (loss) before income taxes and minority interests			3,790	3,346	(8,032)	(326)	314
Income taxes credit (expense)	11		(3)	(211)	101	(39)	(101)

Income (Loss) before minority interests			3,787	3,135	(7,931)	(365)	213
Minority interests in consolidated subsidiaries			52	—	30	—	120

Net income (loss)			3,839	3,135	(7,901)	(365)	333

Numerator:
Net income (loss) used in computing basic earnings (loss) per share			3,839	3,135	(7,901)	(365)	333
Interest on 3% convertible debentures			32	16	—	—	—

Adjusted net income (loss) used in computing diluted earnings (loss) per share			3,871	3,151	(7,901)	(365)	333

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share			6,589,415	8,567,366	8,671,615	8,671,615	8,492,851
Effect of dilutive potential ordinary shares:
3% convertible debentures			337,239	48,753	—	—	—
Warrants			17,986	—	7	11	—
Stock options			—	731	106,759	160,138	—

Weighted average number of shares used in calculating diluted earnings (loss) per share			6,944,640	8,616,850	8,778,381	8,831,764	8,492,851

Earnings (loss) per share:
Basic	2	(h)	0.58	0.37	(0.91)	(0.04)	0.04

Diluted	2	(h)	0.56	0.37	(0.91)	(0.04)	0.04

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

			As of	As of	As of
			April 30,	April 30,	December 31,
	Notes		2001	2002	2002

			US$	US$	US$
ASSETS
Current asset
Cash and cash equivalents			1,706	722	997
Restricted cash			5,315	5,643	6,358
Trade receivables, net of allowance for doubtful accounts (April 30, 2001: US$204; April 30, 2002: US$225; December 31, 2002: US$280)			6,264	8,013	8,159
Inventories	5		20,822	15,802	17,932
Prepayments and other current assets			1,898	1,203	1,233

Total current assets			36,005	31,383	34,679
Properties held for lease, net	6		1,671	1,616	1,561
Property, plant and equipment, net	7		4,707	4,635	5,153
Due from related parties	16	(b)	1,390	521	511
Goodwill, net	8		242	2,121	1,721
Investment securities, net	9		3,285	2,685	2,460

Total assets			47,300	42,961	46,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		3,262	2,607	3,107
Notes payable, current portion	10		490	282	1,073
Letters of credit, gold and other loans	10		5,496	11,343	10,195
Trade payables			3,297	3,310	6,620
Accrued expenses and other payables			2,742	1,723	1,719
Due to a director	16	(b)	248	—	—
Income taxes payable	11		317	3	69

Total current liabilities			15,852	19,268	22,783
Notes payable, non-current portion	10		283	—	—
Other payables, non-current			4	8	—

Total liabilities			16,139	19,276	22,783

Minority interest			—	128	8
Commitments and contingencies	12
Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued - 8,671,615 shares as of April 30, 2001, April 30, 2002 and December 31, 2002	13		87	87	87
Additional paid-in capital			17,167	17,464	17,410
Treasury stock	13	(f)	—	—	(391)
Accumulated other comprehensive loss			—	—	(151)
Retained earnings			13,907	6,006	6,339

Total shareholders’ equity			31,161	23,557	23,294

Total liabilities and shareholders’ equity			47,300	42,961	46,085

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data)

			Common stock			Treasury stock		Accumulated
					Additional			other
			Number	Par	Paid-in	Number		comprehensive	Retained
	Notes		of shares	value	Capital	of shares	Cost	loss	earnings	Total

				US$	US$		US$	US$	US$	US$
Balance as of May 1, 1999			6,365,646	64	8,698	—	—	—	6,933	15,695
Comprehensive income:
Net income			—	—	—	—	—	—	3,839	3,839
Shares issued on conversion of convertible debentures	13	(e)	1,072,412	11	3,512	—	—	—	—	3,523
Interest expense arising on beneficial conversion features of convertible debentures	2	(t)	—	—	1,553	—	—	—	—	1,553
Discount on convertible debentures			—	—	69	—	—	—	—	69
Compensation costs for stock-based transactions	15	(b)	—	—	60	—	—	—	—	60

Balance as of April 30, 2000			7,438,058	75	13,892	—	—	—	10,772	24,739
Comprehensive income:
Net income			—	—	—	—	—	—	3,135	3,135
Shares issued on conversion of convertible debentures	13	(e)	1,233,557	12	3,004	—	—	—	—	3,016
Interest expense arising on beneficial conversion features of convertible debentures	2	(t)	—	—	5	—	—	—	—	5
Compensation costs for stock-based transactions	15	(b)	—	—	266	—	—	—	—	266

Balance as of April 30, 2001			8,671,615	87	17,167			—	13,907	31,161
Comprehensive loss:
Net loss			—	—	—	—	—	—	(7,901)	(7,901)
Compensation costs for stock-based transactions	15	(b)	—	—	297	—	—	—	—	297

Balance as of April 30, 2002			8,671,615	87	17,464	—	—	—	6,006	23,557
Comprehensive income:
Net income			—	—	—	—	—	—	333	333
Translation adjustment			—	—	—	—	—	(151)	—	(151)
Total comprehensive income										182
Reversal of cancelled warrants			—	—	(54)	—	—	—	—	(54)
Purchase of treasury stock			—	—	—	318,200	(391)	—	—	(391)

Balance as of December 31, 2002			8,671,615	87	17,410	318,200	(391)	(151)	6,339	23,294

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

						8 Months ended
			Year ended April 30,			December 31,

	Note		2000	2001	2002	2001	2002

			US$	US$	US$	US$	US$
						(Unaudited)
Cash flows from operating activities:
Net income (loss)			3,839	3,135	(7,901)	(365)	333
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment			705	808	1,031	565	863
Impairment loss on property, plant and equipment			—	—	345	—	108
Amortization of organization costs			51	—	—	—	—
Amortization and impairment loss on goodwill			—	27	242	18	400
Impairment loss on investment securities			—	—	—	—	200
Unrealized (gain) loss on gold loan			(44)	(44)	660	119	594
Issuance costs for convertible debentures			585	—	—	—	—
Loss on disposal and write-off of property, plant and equipment			3	10	214	—	—
Allowance for doubtful debts			75	(119)	82	—	61
Write-down of inventories			—	—	5,710	—	—
Minority interests			(52)	—	(30)	—	(120)
Interest expense arising on beneficial conversion features of convertible debentures			684	874	—	—	—
Amortization of financial consulting fee paid to the representative in the public offering			36	18	—	—	—
Costs associated with stock-based transactions			60	266	297	147	(54)
Amortization of discount on convertible debentures			31	38	—	—	—
Changes in operating assets and liabilities:
Trade receivables			(1,177)	(622)	(1,801)	760	(207)
Inventories			(7,090)	(1,619)	(647)	(2,194)	(2,130)
Prepayments and other current assets			(696)	905	830	(1,282)	(30)
Due from related parties			(85)	(950)	—	(1,352)	10
Due from director			4	—	—	(62)	—
Trade payables			808	(196)	(120)	198	3,310
Accrued expenses and other payables			1,788	378	(1,101)	(837)	19
Due to a director			2	246	(247)	(248)	—
Letters of credit			(1,068)	293	1,997	3,917	110
Income tax payable			(8)	259	(314)	(171)	66

Net cash provided by (used in) operating activities			(1,549)	3,707	(753)	(787)	3,533

Cash flows from investing activities:
Change in restricted cash			(1,399)	(1,952)	(328)	(30)	(715)
Advance to related parties			—	—	(5,442)	—	—
Purchase of investment securities			—	(3,284)	—	—	—
Purchase of property, plant and equipment			(450)	(832)	(420)	(355)	(1,556)
Purchase of subsidiary	3		(237)	—	(2,381)	—	—
Proceeds on disposals of property, plant and equipment			19	10	12	1	64
Repayment from related parties			—	—	6,311	—	—

Net cash used in investing activities			(2,067)	(6,058)	(2,248)	(384)	(2,207)

Cash flows from financing activities:
Change in bank overdrafts			(272)	2,441	(655)	(949)	500
Proceeds from issue of 3% convertible debentures			6,500	—	—	—	—
Issuance costs on 3% convertible debentures			(585)	—	—	—	—
Loans acquired			1,177	564	3,190	1,476	1,695
Repayment of loans			(1,675)	(538)	(490)	(326)	(2,756)
Repayment of other payables			(72)	(77)	(28)	(16)	(31)
Purchase of treasury stock			—	—	—	—	(391)

Net cash provided by (used in) financing activities			5,073	2,390	2,017	185	(983)

Effect of foreign exchange rate change			—	—	—	—	(68)

Net increase (decrease) in cash and cash equivalents			1,457	39	(984)	(986)	275
Cash and cash equivalents, as of beginning of period			210	1,667	1,706	1,706	722

Cash and cash equivalents, as of end of period			1,667	1,706	722	720	997

Supplemental disclosure information
Interest expense			708	861	638	424	424
Income taxes paid (refunded)			12	(47)	212	210	31

Non-cash transactions:
Conversion of convertible debentures	13	(e)	3,523	3,016	—	—	—

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

During the year ended April 30, 1998, the Company merged with Lorenzo Jewelry Limited (Lorenzo). The Company was incorporated as a British Virgin Islands (BVI) company on January 30, 1997 and prior to the merger it had no significant operations, but had incurred certain organization and deferred offering costs. The merger had been accounted for as if it was a pooling of interest as there exists common ownership between the companies. The capital structure reflected in the financial statements is that of the Company, which is a holding company after the merger.

The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. For comparative purposes, the reported consolidated results of operations and cash flows for the 2000, 2001 and 2002 annual periods are for the twelve months ended April 30. As a requirement of the change in fiscal year, the Company is reporting consolidated results of operations and cash flows for a special transition period for the eight months ended December 31, 2002 (audited) compared with the eight months ended December 31, 2001 (unaudited). The comparative consolidated balance sheets are as of April 30, 2001 and 2002.

Effective May 1, 2002, the Company has determined that reporting currency is US dollar and local currency will continue to be the functional currency for the Company’s foreign subsidiaries. The Company has also changed its basis of accounting and prepared its financial statements in accordance with generally accepted accounting principles in the US. These changes were adopted in order to assist the readers in better understanding the financial statements. The financial statements of periods prior to the change have been comprehensively recast as if the new reporting currency and the new basis of accounting had been in use for all periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The financial statements are prepared in accordance with generally accepted accounting principles in the US. The measurement basis used in the preparation of the financial statements is historical cost.

(b)	Principles of consolidation

The consolidated financial statements include the financial information of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the year/period are consolidated from or to their effective dates of acquisition or disposal respectively.

All material intercompany balances and transactions have been eliminated on consolidation.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Goodwill on consolidation

Goodwill represents the excess of cost over fair value of acquired net assets. Prior to June 30, 2001, goodwill arising on acquisition of subsidiaries had been amortized on a straight-line basis over 10 years. Following the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standard Board (FASB), goodwill is no longer amortized but subject to annual impairment tests. As part of an ongoing review of the valuation and amortization of goodwill, management assesses the carrying value of the Company’s goodwill to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that the goodwill is not recoverable, as determined by a discounted cash flow analysis over the remaining amortization period, the carrying value of the Group’s goodwill would be reduced to its estimated fair value.

(d)	Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue and cost, if applicable, can be measured reliably.

Operating revenue represents sale of goods at invoiced value to customers, net of returns and discounts, and are recognized when goods are delivered and title has passed to customers.

Other revenue is recognized on the following basis:

(i)	Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable; and

(ii)	Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

(e)	Sales return reserve

In prior years, it was the policy of the Group not to allow sales returns, other than defective items, from its customers. Any defective items were generally notified or returned to the Company within one month after sales. During each period presented in the financial statements prior to April 30, 2002, the Group experienced an insignificant return rate in relation to the turnover and the net income. Accordingly, no reserve for sales returns had been made. During the current period, the Group has allowed sales returns and its sales generally include specified return policy for certain customers. The Group reserves for sales returns as a reduction of revenue at the time the operating revenue is recognized based on historical sales return experience. This change in accounting policy has no significant financial impact in prior years due to the reasons as aforesaid. Accordingly, the management of the Group considered it is not necessary to adopt this change in accounting policy retrospectively in previous years.

(f)	Shipping and handling costs

The shipping and handling costs are included in costs of goods sold. The amounts of revenue received for shipping and handling are included in operating revenue.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Advertising costs

Advertising, promotion and exhibition expenses are generally expensed when incurred. Advertising costs included in selling, general and administrative expenses were US$341, US$332, US$646, US$336 (unaudited) and US$413 for the years ended April 30, 2000, 2001 and 2002 and for the eight months ended December 31, 2001 and 2002 respectively.

(h)	Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on net income (loss) for the year/period attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year/period.

The calculation of diluted earnings (loss) per share is based on net income for the year/period attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year/period, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings (loss) per share by application of the if-converted method. The number of incremental shares included in the denominator in connection with the warrants and options is determined by computing year-to-date weighted average number of incremental shares included in each quarterly diluted earnings (loss) per share computation which is computed by using the average market prices during the three months included in the reporting period.

(i)	Fair value of financial instruments

The financial instruments used by the Group in the normal course of business, including cash and cash equivalents, trade receivables, trade payables, notes payable and letter of credit, gold and other loans, have fair values which approximate their recorded value as the financial instruments are either short term in nature or carry interest rate that approximate market rates.

(j)	Inventories

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory. The Group estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

(k)	Properties held for lease

Properties held for lease are carried at cost, less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets. Rental income from these properties is recorded on a monthly basis in accordance with the lease terms.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Property, plant and equipment (PPE) and depreciation

PPE are stated at cost, less accumulated depreciation and accumulated impairment loss, and include expenditure that substantially increase the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation and accumulated impairment loss are removed from the respective accounts, and any gain or loss is included in the consolidated statement of operations.

Depreciation is provided by using the straight-line method over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings Furniture, fixtures and equipment Motor vehicles Plant and machinery Leasehold improvement	2% or over the unexpired term of leases 20% to 50% 20% 10% shorter of 10% or the unexpired term of leases

(m)	Impairment of long-lived assets

Long-lived assets are reviewed at least annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment is measured at the difference between the carrying amount and fair value of the asset. Goodwill will not be allocated to long-lived assets, when tested for impairment.

(n)	Investment securities

Investment securities held for an identified long term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of impairment is recognized as an expense in the period in which the decline occurs.

(o)	Gold loans

Gold loan balances are translated at the gold price prevailing at the close of business on the balance sheet date. Profits or losses arising on translation are dealt with in the consolidated statement of operations.

(p)	Stock-based compensation

The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Income taxes

The Group accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

(r)	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the presentation of comprehensive income, in addition to the existing statements of operations. Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners.

(s)	Foreign currencies

The financial position and results of operations of the Company and its subsidiaries are measured using local currency as the functional currency. Transactions in currencies other than the functional currency (foreign currencies) during the period are translated into the functional currency at the applicable rates of exchange prevailing at the time of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at applicable rates of exchange in effect at the balance sheet date. Exchange differences are recorded within the consolidated statement of operations.

Upon consolidation, assets and liabilities of subsidiaries denominated in respective functional currencies are translated into US dollars at the exchange rate as of the balance sheet date. Revenues, costs and expenses denominated in respective functional currencies are translated into US dollars at the weighted average exchange rate for the period. The effects of foreign currencies translation adjustments are included as a separate component of accumulated other comprehensive income (loss).

(t)	Discount on and beneficial conversion features of convertible debentures

The proceeds from issuance of convertible debenture with detachable warrants are allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debenture is recorded as discount or premium. The discount or premium is amortized over the life of the debenture, using the interest method, to the consolidated statement of operations. During the year ended April 30, 2000, the Company recognized a sum US$69 as discount on convertible debentures. The amount of discount on convertible debentures amortized for the years ended April 30, 2000 and 2001 were US$31 and US$38 respectively.

The embedded beneficial conversion feature associated with the issue of a convertible debt security is recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the consolidated statement of operations over the life of the convertible debentures. The beneficial conversion feature charged to income as interest expense amounted to US$684 and US$874 for the years ended April 30, 2000 and 2001 respectively.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Treasury Stock

The Company applies the cost method of accounting for treasury stock. The cost method requires the Company to record the cost of acquiring treasury stock as a deduction from the total capital. The treasury stock account is debited for the cost of the shares acquired and will be credited upon reissuance at cost on a first-in-first-out basis. If the treasury stock is reissued at a price in excess of acquisition cost, the excess will be credited to additional paid-in capital in excess of par value from treasury stock. If the treasury stock is reissued at less than acquisition cost, the deficiency will be treated first as a reduction of any capital in excess of par related to previous reissuances or retirements. If the balance in capital in excess of par value from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings; however, the Company has not yet reissued any of its treasury stock.

(v)	Cash equivalents

The Group considers all short-term, highly liquid investments with maturities of three months or less to be cash equivalents.

(w)	Uses of estimates

The preparation of the Group’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(y)	Dividend

The Directors of the Company have never declared or paid any cash dividends on the Company’s capital stock and do not anticipate paying cash dividends in the foreseeable future. The ability to pay dividends depends upon receipt of dividends or other payments from subsidiaries and other holdings and investments. In addition, the operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into US dollars or other currencies and other regulatory restrictions. Currently, none of the subsidiaries has such restriction during the periods presented except for the covenants as set out in note 10 to the financial statements.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)	New accounting pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Group’s financial statements.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation” which applies to all acquisitions of a financial institution except those between two or more mutual enterprises, which is being addressed in a separate project. The provisions of SFAS No. 147 are effective on October 1, 2002, and the Company believes that SFAS 147 will not have impact on the Group’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Companies having a year-end after December 15, 2002 are required to follow the prescribed format and provide the additional disclosures in their annual reports. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions required in SFAS No. 148 and has provided the necessary disclosure in note 15.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	ACQUISITIONS

On March 22, 2000, Lorenzo acquired the remaining shareholding (i.e. 40%) of Lorenzo Marketing Co. Limited (Lorenzo Marketing), presently known as Lorenzo Giftware Limited, for a consideration of US$237.

During the year ended April 30, 2001, the Company acquired 12,000,000 common stocks (16.8% equity interest) of iBBC Inc., a company engaged in marketing jewelry from its display cases in retail shops, for the consideration of US$600. For further expansion through vertical integration and the development of distribution channel, the Company further acquired 49,200,000 common stocks (68.8% equity interest) of iBBC Inc. from entities controlled by a director for a consideration of US$2,460 on March 21, 2002. The objective of the acquisition was to acquire the know-how of interactive showcase as well as the established distribution retail network in the US and therefore increase shareholders’ value. As the goodwill was arisen from acquisition after June 30, 2001, the goodwill is subject to impairment review.

Details of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

	Lorenzo
	Marketing	iBBC Inc.
	2000	2002

	US$	US$
Net assets acquired:
Property, plant and equipment	1	1,056
Trade receivables	16	6
Inventories	66	43
Other receivables	—	160
Cash and cash equivalents	13	79
Trade payables	(9)	(133)
Accrued expenses and other payables	(167)	(115)

	(80)	1,096
Interest attributable to the Group as of March 22, 2000	48	—
Minority interests	—	(157)
Goodwill arising from acquisition	269	2,121

Total purchase consideration	237	3,060

Satisfied by cash paid in the financial year:
2000	237	—
2001	—	600
2002	—	2,460

	237	3,060

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	ACQUISITIONS (Continued)

None of the amount of goodwill is expected to be deductible for tax purposes.

The Company’s consolidated results of operations have incorporated Lorenzo Marketing’s and iBBC Inc.’s activities on a consolidated basis from the dates of acquisitions, which were March 22, 2000 and March 21, 2002 respectively. The following unaudited consolidated results of operations reflect pro forma the results of operations for each of the years in the three-year period ended April 30, 2002, as if the aforementioned acquisitions had occurred on May 1, 1999, and after giving effect to purchase accounting adjustments. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on May 1, 1999 and may not be indicative of future operating results.

	Year ended April 30,

	2000	2001	2002

	US$	US$	US$
Pro forma:
Operating revenue	38,926	46,285	39,296

Net income (loss)	3,787	2,264	(9,900)

Earnings (loss) per share:
Basic	0.57	0.26	(1.14)

Diluted	0.55	0.26	(1.14)

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	OPERATING RISKS

(a)	Concentrations of credit risks

Details of major customers from which the Group derived operating revenue are shown in note 17(b).

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Group’s receivables. Even though the Group does have major customers, it does not consider itself be exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

(b)	Country risks

The Group may also be exposed to certain risks as a result of its manufacturing operation being located in the PRC and its investment properties in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company’s management does not believe these risks to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

(c)	Cash and time deposits

The Group maintains its cash balances and investments in time deposits with various banks and financial institutions. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	INVENTORIES

Inventories consisted of the following:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Raw materials	15,709	10,691	12,892
Work-in-progress	1,576	533	341
Finished goods	3,692	4,578	4,699
Less: Provision for slow moving inventories	(155)	—	—

	20,822	15,802	17,932

Included in the inventories as of April 30, 2002 above are certain gemstones (raw materials) and fine jewelry (finished goods) at a carrying value of US$6,762, which represent management’s estimate of its net realizable value. Such inventories were intended to be used or reused exclusively for the production of fine jewelry, in particular to meet orders in relation to special programs in previous years. Because of uncertain economic conditions, the demand for fine jewelry has dropped dramatically in the year ended April 30, 2002 and is expected to remain that way in foreseeable future. As a result, gemstones built up which were intended to meet orders in relation to special programs were stated at net realizable value when the orders did not materialize. Slow moving fine jewelry inventories were stated at net realizable value based on forecasts for close-out sales in the ensuing years. The effect of such estimate has resulted in a write-down of inventories amounting to US$5,710 being recognized in costs of goods sold for the year ended April 30, 2002. The Group has adopted the same basis for the valuation of inventories in the current period.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	PROPERTIES HELD FOR LEASE, NET

The Group owns leasehold land and buildings in Hong Kong and leases them out for lease terms of 1 to 3 years. Properties held for lease consists of the following:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Leasehold land and buildings	2,055	2,055	2,037
Less: Accumulated depreciation	(384)	(439)	(476)

	1,671	1,616	1,561

The Group has pledged all leasehold land and buildings as collateral for general banking facilities granted to the Group as of April 30, 2001 and 2002 and December 31, 2002 (see note 10).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

As of
December 31,
2002

US$
Year ending December 31,
2003	111
2004	30

141

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Leasehold land and buildings	953	953	1,665
Leasehold improvement	2,597	2,513	2,650
Furniture, fixtures and equipment	1,552	2,904	3,246
Plant and machinery	2,128	2,152	2,349
Motor vehicles	363	313	322

	7,593	8,835	10,232
Less: Accumulated depreciation and impairment loss	(2,886)	(4,200)	(5,079)

	4,707	4,635	5,153

The Group pledged leasehold land and buildings with net book values of US$598, US$583 and US$898 as of April 30, 2001, April 30, 2002 and December 31, 2002 respectively as collateral for general banking facilities granted to the Group (see note 10).

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	GOODWILL, NET

Following the adoption of SFAS No. 142, the Group discontinued amortization of goodwill effective June 30, 2001. As of December 31, 2002, goodwill is attributed to the acquisition of a jewelry retail company in 2002 (see note 3).

			8 Months ended
	Year ended April 30,		December 31,

	2001	2002	2002

	US$	US$	US$
Carrying value, beginning of year/period	269	242	2,121
Goodwill acquired	—	2,121	—
Amortization	(27)	(27)	—
Impairment loss	—	(215)	(400)

Carrying value, end of year/ period	242	2,121	1,721

At the end of the period, the Group performed its annual impairment test of goodwill. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. The Group’s reduced earnings and cash flow forecast, primarily due to the prolonged downturn in the economy, uncertain demand, and competitive industry conditions, resulted in the Group determining that a goodwill impairment charge of US$400 was necessary. The accumulated amortization and impairment losses was US$27, US$269, US$45 (unaudited) and US$669 as of April 30, 2001, April 30, 2002, December 31, 2001, and December 31, 2002 respectively.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

9.	INVESTMENT SECURITIES, NET

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Equity securities at cost, unlisted	3,285	2,685	2,660
Less: Accumulated impairment loss	—	—	(200)

	3,285	2,685	2,460

During the year ended April 30, 2001, the Company acquired 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, and 16.8% equity interests in a jewelry retail company, of which the Group had no significant control and influence over their operating and financial policies.

During the year ended April 30, 2002, the Company acquired further 68.8% equity interest in the jewelry retail company. The Group’s ownership interest and control in this company rendered it become a subsidiary of the Company effective from March 21, 2002 (see note 3).

The directors of the Company consider such acquisitions would enhance the Group by forward and backward vertical integration.

No impairment loss was recognized for the years ended April 30, 2000, 2001 and 2002. The amount of impairment loss charged to the consolidated statement of operations for the eight months ended December 31, 2001 and 2002 was US$Nil (unaudited) and US$200 respectively.

F-21

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	BANKING FACILITIES AND OTHER LOANS

			As of	As of	As of
			April 30,	April 30,	December 31,
	Note		2001	2002	2002

			US$	US$	US$
Bank overdrafts	(a	)	3,262	2,607	3,107

Notes payable:
Current portion			490	282	1,073
Non-current portion			283	—	—

	(b	)	773	282	1,073

Letters of credit, gold loan:
Letters of credit	(a	)	3,649	5,646	5,756
Gold loan	(c	)	1,847	5,697	4,439

			5,496	11,343	10,195

The Group’s banking facilities are collaterized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables and personal guarantees of a director (see note 16(b)).

The provisions of indenture relating to the banking facility agreements contain various covenants pertaining to (i) maintenance of the net worths of the Company and one of its subsidiaries amounting to US$16,000 and US$4,487 respectively; and (ii) cross-default provision of not more than US$10,000. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding. As of April 30, 2001, April 30, 2002 and December 31, 2002, both the Company and the subsidiary maintained the minimum net worth requirement, and the Group did not breach any cross-default provision.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	BANKING FACILITIES AND OTHER LOANS (Continued)

(a)	The Group had various letters of credit and overdrafts under banking facilities as follows:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Facilities granted
Letters of credit	11,125	11,643	8,718
Overdrafts	6,274	3,532	3,244

Utilized
Letters of credit	3,649	5,646	5,756
Overdrafts	3,262	2,607	3,107

Unutilized facilities
Letters of credit	7,476	5,997	2,962
Overdrafts	3,012	925	137

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 5% to 6% per annum as of December 31, 2002 (April 30, 2001: 7.0% to 7.5%; April 30, 2002: 5.1% to 6.1%) and are renewable annually with the consent of the relevant banks.

Under the banking facilities arrangements, the Group is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	BANKING FACILITIES AND OTHER LOANS (Continued)

(b)	The Group also had term loans classified under notes payable which are related to the Group’s leasehold land and buildings. These loans aggregated to US$773, US$282 and US$1,073 as of April 30, 2001, April 30, 2002 and December 31, 2002 respectively. Interest charges on these loans range from 4.9% to 6.3% per annum as of December 31, 2002 (April 30, 2001: 9% to 9.5%; April 30, 2002: 7.5% to 9.5%).

Expected maturities of notes payable are as follows:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Year ending
April 30, 2002	490	—	—
April 30, 2003	283	282	—
December 31, 2003	—	—	1,073

	773	282	1,073

(c)	The Group had outstanding loans to purchase 6.95 oz, 18.45 oz and 12.95 oz of gold as of April 30, 2001, April 30, 2002 and December 31, 2002 with the related balances being US$1,847, US$5,697 and US$4,439 respectively. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 1.5% to 2.4% per annum as of December 31, 2002 (April 30, 2001: 2% to 2.9%; April 30, 2002: 1.7% to 3.4%) and can be repaid in cash at the current exchange rate of gold any time prior to maturity. The Group adjusts the outstanding loan balance to the current market rate of gold as of the balance sheet date. Due to changing prices of gold, this adjustment has resulted in additional income of US$44, loss of US$660, loss of US$119 (unaudited) and loss of US$435 for the years ended April 30, 2001 and 2002 and for the eight months ended December 31, 2001 and 2002 respectively. As the Group does not hedge for changes in the future price of gold, the Group is exposed to certain market risks, which may result from potential future increases in the price of gold.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	INCOME TAXES

The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operated. Income tax credit (expense) is comprised of the following:

				8 Months ended
	Year ended April 30,			December 31,

	2000	2001	2002	2001	2002

	US$	US$	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year/period	(156)	(238)	(2)	(39)	(101)
Over provision in prior years	153	27	103	—	—

Income tax credit (expense)	(3)	(211)	101	(39)	(101)

Reconciliation to the expected statutory tax rate in Hong Kong of 16% (2000: 16%; 2001: 16% and 2002: 16%) is as follows:

				8 Months ended
	Year ended April 30,			December 31,

	2000	2001	2002	2001	2002

	%	%	%	%	%
Statutory rate	16.0	16.0	(16.0)	(16.0)	16.0
Tax effect of net operating losses	5.1	6.1	6.7	84.6	106.2
Non taxable PRC profits, net	(16.3)	(17.7)	—	(77.7)	(147.9)
Impairment of goodwill and investment securities	—	—	—	—	30.6
Others	(4.7)	1.9	8.0	(2.8)	27.4

Effective rate	0.1	6.3	(1.3)	(11.9)	32.3

The Group deferred tax assets are as follows:

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Operating losses carry forward	54	1,128	1,868
Valuation allowance	(54)	(1,128)	(1,868)

	—	—	—

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Group leases certain of its office and factory premises under various operating leases. Rent expenses under these leases totalled approximately US$486, US$552, US$599, US$391 (unaudited) and US$430 for the years ended April 30, 2000, 2001 and 2002 and for the eight months ended December 31, 2001 and 2002 respectively. Future minimum rental payments under non-cancelable operating leases are approximately as follows:

As of
December, 31
2002

US$
Year ending December 31,
2003	421
2004	193
2005	128
2006	83
2007	46
Thereafter	—

871

As of April 30, 2001, April 30, 2002 and December 31, 2002, the Group had capital expenditure commitments contracted but not provided for net of deposit paid amounting to US$212, US$Nil and US$57 respectively.

(b)	Contingencies As of April 30, 2001, April 30, 2002 and December 31, 2002, the Group had contingent liabilities in respect of bills discounted with recourse amounting to US$43, US$562 and US$2,803 respectively.

As of April 30, 2001, April 30, 2002 and December 31, 2002, the Group provided guarantee in respect of a loan facility granted to two companies, to the extent of US$Nil, US$1,294 and US$1,282 plus the related interests respectively. The guarantee was subsequently released in April 2003.

As of April 30, 2001, April 30, 2002 and December 31, 2002, the Group provided guarantee in respect of bank mortgage loans granted to a director, Yih Yu Chuan to the extent of US$925, US$672 and US$437 respectively.

In July 2002, two former employees of a subsidiary filed a complaint in court against the same subsidiary, the Company and two directors of the Company for fraud and breach of employment contracts. Two individuals, in total, seek a minimum of US$400 in severance payments, together with interest and damage costs. The Group believes the claim is without merit and intends to vigorously defend itself. The outcome of this matter is still uncertain and a range of loss cannot be reasonably estimated.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	COMMON STOCK, WARRANTS AND CONVERTIBLE DEBENTURES

(a)	As of April 15, 1998, the Company issued 1,460,000 shares of common stock to the public in the Initial Public Offering and had raised US$6,734.

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

(b)	In the Initial Public Offering, the Company has issued 1,679,000 warrants (including 219,000 over-allotment warrants). Each warrant entitles the holders to purchase one share of common stock at a price of US$5.75 per share for a period of five years from the effective date of the offering. The Company has received all proceeds from the issue totalling US$210 and was recorded in the Company’s additional paid-in capital. On December 5, 2002, the Company announced a two-year extension for these 1,679,000 warrants to April 15, 2005.

(c)	In addition to note 13(b) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. The warrants are exercisable from April 15, 1998 and have been extended by two years to April 15, 2005. The options are exercisable from April 15, 1998 and expired on April 15, 2003.

(d)	During the year ended April 30, 1999, 219,000 additional shares were issued to cover the over-allotment for the initial public offering completed in April 1998.

(e)	On October 29, 1999, the Company entered into a Securities Purchase Agreement with an accredited investor pursuant to which the Company agreed to issue and the investor agreed to purchase up to US$10,500 of 3% Convertible Debentures, as well as common stock purchase warrants. The Debenture is convertible into the shares of the Company’s common stock, with an exercise price at the lesser of Fixed Conversion Price or the Variable Conversion Price. The Fixed Conversion Price is the greater of US$5.00 per share or 125% of the average closing bid price of the common stock for the 15 trading days ending on the trading day immediately before the respective Closing Dates. The Variable Conversion Price represents 92% of the average of the two lowest closing bid prices of the common stock during the 20 trading days immediately prior to conversion.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	COMMON STOCK, WARRANTS AND CONVERTIBLE DEBENTURES (Continued)

(e)	(Continued)

On November 5, 1999, the Company issued the first tranche of US$3,000 of 3% Convertible Debentures with the date of maturity on November 5, 2002; and Warrants for the Convertible Debenture holder to purchase 45,000 shares of the Company’s common stock at an exercise price of US$3.75 per share with an expiration date of November 30, 2004. In addition, Warrants to purchase 30,000 shares of the Company’s common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

On March 22, 2000, the Company issued the second tranche of US$3,500 of 3% Convertible Debentures with the date of maturity on March 22, 2003; and Warrants for the Convertible Debenture holder to purchase 52,500 shares of the Company’s common stock at an exercise price of US$6.94 per share with an expiration date of March 31, 2005. In addition, Warrants to purchase 35,000 shares of the Company’s common stock were issued to the placement agent as partial compensation for its services, with the same terms as the detachable warrants.

During the year ended April 30, 2000, all the first tranche of US$3,000 and US$500 out of the US$3,500 second tranche Convertible Debentures and related interest amounting to US$23 up to the dates of conversion, were exercised, and 1,072,412 shares of common stock were issued in this respect. The remaining second tranche of Convertible Debentures of US$3,000 and the accrued interest thereof amounting to US$16 were converted into 1,233,557 shares of common stock during the year ended April 30, 2001.

(f)	During the eight months ended December 31, 2002, the Company repurchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of US$391.

No other share of common stock was issued during the years ended April 30, 2000, 2001 and 2002 and the eight months ended December 31, 2002. The Company had 8,671,615 shares of common stock issued as of April 30, 2001, April 30, 2002 and December 31, 2002.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	EMPLOYEE RETIREMENT BENEFIT PLANS

Prior to December 1, 2000, the Group operated a defined contribution retirement plan (Retirement Plan) which is optional for all qualified employees in Hong Kong. The assets of the Retirement Plan are held separately from those of the Group in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Group at rates specified in the rules of the Retirement Plan. Where employees leave the Retirement Plan prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

Following the introduction of the Mandatory Provident Fund (MPF) legislation in Hong Kong, the Group has participated in the defined contribution mandatory provident fund since December 1, 2000. Both the Group and its employees in Hong Kong make monthly contributions to the fund at 5% of the employees’ earnings as defined under Mandatory Provident Fund legislation. The contribution of the Group and the employees are subject to a cap of US$0.128 per month and thereafter contributions are voluntary. When employees leave the MPF scheme prior to vesting fully in voluntary contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

The amounts of forfeitures in respect of Retirement Plan and MPF scheme for the years ended April 30, 2000, 2001 and 2002, and for the eight months ended December 31, 2001 and 2002 were US$29, US$2, US$46, US$31 (unaudited) and US$17 respectively which was available to reduce the Group’s employer contribution payable in future periods.

As stipulated by the rules and regulations in the PRC, the PRC subsidiaries are required to contribute to a state-sponsored social insurance plan for all of its employees at rates ranging from 12% to 21% of the basic salary of its employees. The state-sponsored retirement plan was responsible for the entire pension obligations for the actual pension payments or post-retirement benefits beyond the annual contributions.

The Group has adopted Profit Sharing Plan and Trust (Profit Sharing Plan) for the benefit of substantially all employees in the US that satisfied the age and service requirements. The Group’s contributions are determined according to a discretionary formula in an amount determined each year by the management and will be allocated to each Qualifying Participant’s Individual account using the pro rata formula. No profit sharing expense made during all financial periods since its adoption.

Contributions paid and payable by the Group in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$182, US$377, US$481, US$311 (unaudited) and US$290 for the years ended April 30, 2000, 2001 and 2002 and for the eight months ended December 31, 2001 and 2002 respectively.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION

(a)	Stock incentive plan

On June 1, 1998, the Company adopted a stock option plan (The 1998 Plan) which was approved by the shareholders on December 9, 1998. The 1998 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company or its subsidiaries. Out of the stock options provided, 1,285,000 stock options were issued in accordance with the terms of the 1998 Plan on April 12, 1999 to certain officers, directors, key employees and advisors of the Group at an exercise price of US$5.0 per share (the fair market value of the common stock as of April 12, 1999) and are exercisable during the period from April 12, 1999 to April 11, 2009.

Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the 1998 Plan shall be at least 100% of the fair market value per share of such shares on the date of grant, with a term of ten years.

The 1998 Plan option activities and related information are summarized as follows:

	As of April 30,						As of December 31,

	2000		2001		2002		2002

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		exercise		exercise		exercise		exercise
	Options	price	Options	price	Options	Price	Options	price

		US$		US$		US$		US$
Outstanding, beginning of year/period	1,285,000	5.00	1,550,000	5.00	3,376,000	2.00	2,918,000	2.00
Granted	265,000	5.00	5,226,000	2.35	—	—	300,000	2.00
Cancelled	—	—	(3,400,000)	3.91	(458,000)	2.00	(192,500)	2.00

Outstanding, end of year/period	1,550,000	5.00	3,376,000	2.00	2,918,000	2.00	3,025,500	2.00

Exercisable, end of year/period	1,550,000	5.00	3,376,000	2.00	2,918,000	2.00	2,913,000	2.00

Weighted average remaining contractual life	9.13 years		7.06 years		6.06 years		5.33 years

All options granted, other than 112,500 options granted during the period ended December 31, 2002, were immediately exercisable. The 112,500 options only vest in additional increments of 37,500 options upon each of September 1, 2003, 2004 and 2005.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented. Had compensation expense for the same stock options been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

			8 months ended
	Year ended April 30,		December 31,

	2000	2001	2002

	US$	US$	US$
Net income, as reported	3,839	3,135	333
Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(109)	(2,027)	—

Pro forma net income	3,730	1,108	333

Earnings per share:
Basic, as reported	0.58	0.37	0.04

Basic, pro forma	0.57	0.13	0.04

Diluted, as reported	0.56	0.37	0.04

Diluted, pro forma	0.54	0.13	0.04

There were no stock options granted to employees during the year ended April 30, 2002 and the eight months ended December 31, 2001, and accordingly no pro forma net loss and loss per share for the same year are presented.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

			8 months ended
	Year ended April 30,		December 31,

	2000	2001	2002

Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	19%	22%	7%
Risk-free interest rate	6.49%	5.34%	4.47%
Expected life of options	3 years	3 years	3 years

The weighted average fair value per option granted during the years ended April 30, 2000 and 2001 and the eight months ended December 31, 2002 was US$0.41, US$0.45 and US$Nil respectively.

(b)	Warrants

(i)	The Company issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000 (see note 13(e)).

(ii)	On July 31, 1999 the Company entered into a consulting agreement with a consultant which providing investor relationship services to the Company, and the Company agreed to issue a 5-year common stock purchase warrant, with the expiry date on July 30, 2004. The consulting agreement was terminated on January 31, 2000 and a warrant to purchase 35,000 shares of common stock of the Company at an exercise price of US$5.00 was issued.

(iii)	On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001, and would issue to the consultant the same number of warrants on June 1, 2002. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:

•	purchase 100,000 shares at US$2.29 per share exercisable through May 31, 2003;

•	purchase 80,000 shares at US$3.43 per share exercisable through May 31, 2004;

•	purchase 80,000 shares at US$4.57 per share exercisable through May 31, 2005.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (Continued)

(b)	Warrants (Continued)

(iv)	On May 27, 2001, the Company entered into another consulting agreement with a consultant. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 100,000 shares of the common stock of the Company. On the same day, the Company issued to the consultant the said warrants at US$2.79 per share exercisable through May 26, 2002.

(v)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company in consideration for consultancy services at US$3.00 per share exercisable through August 15, 2006. In addition, the Company entered into a consulting agreement with the same agent. Pursuant to the agreement, the Company issued to the agent warrants to purchase 150,000 shares of common stock of the Company at US$1.79 per share exercisable through April 14, 2005.

(vi)	On April 15, 2002, in accordance with a common stock purchase agreement, the Company issued to an investor warrants to purchase 150,000 shares of common stock of the Company at US$1.79 per share exercisable through April 14, 2005.

None of the warrants as aforesaid was exercised for each of the years in the three-year period ended April 30, 2002 and for the eight-month period ended December 31, 2002. The costs associated with these transactions are accounted for based on fair value of the warrants at the date of issue.

In addition, incentive stock options were issued to consultants/advisers under The 1998 Plan (see note 15(a)) to purchase the common stock of the Company as part of their fees during the year ended April 30, 2001. The costs associated with these transactions are also accounted for based on the fair value of these options at the date of issue.

There were no incentive stock options and warrants granted and issued to consultants/advisers during the eight months ended December 31, 2002, and accordingly no related costs arise.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (Continued)

(b)	Warrants (Continued)

Using the Black-Scholes option pricing model with the following weighted-average assumptions:

				8 months ended
	Year ended April 30,			December 31,

	2000	2001	2002	2001

Expected dividend yield	Nil	Nil	Nil	Nil
Expected stock price volatility	19%	22%	23%	23%
Risk-free interest rate	6.49%	5.34%	4.23%	4.23%
Expected life of options	3 years	3 years	3.21 years	3.21 years

The fair value of these warrants and options was estimated as US$60, US$266, US$297 and US$147 (unaudited) respectively for the years ended April 30, 2000, 2001 and 2002 and for the eight months ended December 31, 2001. The additional expense was recognized in the consolidated statement of operations and the same amount was recorded in the Company’s additional paid-in capital.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Existing relationships with the Group

Yih Yu Chuan	Director and major shareholder of the Company
Gemological Institute of America, Hong Kong Limited	Common director and major shareholder
iBBC Inc.	Common director (Became a subsidiary)
International Asset Management Limited	Common director
Gemriver Jewelry Limited	Common directors (Became a subsidiary)
Tanzanite (H.K.) Limited	Common directors

(b)	Summary of balances with related parties:

			As of	As of	As of
			April 30,	April 30,	December 31,
	Note		2001	2002	2002

			US$	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited			468	468	464
Gemriver Jewelry Limited			922	—	—
Tanzanite (H.K.) Limited			—	53	47

	(i	)	1,390	521	511

Due to a director:
Yih Yu Chuan	(i	)	(248)	—	—

Maximum outstanding balance during the financial year/period			622	243	516

Certain banking facilities granted to the Group collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			7,683	8,440	8,311

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	RELATED PARTY TRANSACTIONS (Continued)

(c)	Summary of related party transactions:

					8 Months ended
		Year ended April 30,			December 31,

	Notes	2000	2001	2002	2001	2002

		US$	US$	US$	US$	US$
					(Unaudited)
Sales:
Gemriver Jewelry Limited	(ii)	—	158	—	—	—

Purchase of equity interest in iBBC Inc.:
Entities controlled by Yih Yu Chuan		—	—	2,460	—	—

Advances to:
Gemriver Jewelry Limited	(iii)	—	711	679	571	—
iBBC Inc.		—	—	4,763	4,001	—

		—	711	5,442	4,572	—

Repayment from:
Gemriver Jewelry Limited		—	—	1,360	1,289	—
iBBC Inc.		—	—	4,951	1,803	—

		—	—	6,311	3,092	—

Consultancy and professional fees paid and payable:
International Asset Management Limited	(iv)	113	—	—	—	—

(i)	The amounts due from/to related parties/director represent unsecured advances which are interest free and repayable on demand.

(ii)	The sales to the related party are made according to the published prices and conditions offered to the major customers of the Group.

(iii)	The advances were expenses paid on behalf of related parties with terms set out in note 16(c)(i) above.

(iv)	The consultancy and professional fees were determined based on normal commercial terms.

The related party transactions with Gemriver Jewelry Limited as aforesaid relate to transactions made before it became a subsidiary of the Company.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	SEGMENT INFORMATION

The management reported segment information on a geographical basis as over 90% of the Group’s turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry. In respect of geographical segment reporting, revenues are based on the country in which the customer is located. Total long-lived assets are where the assets are located.

(a)	Geographical segments:

				8 Months ended
	Year ended April 30,			December 31,

	2000	2001	2002	2001	2002

	US$	US$	US$	US$	US$
				(Unaudited)
Revenue from external customers:
US & Canada	29,981	38,463	28,810	19,373	24,545
Hong Kong	2,638	599	4,897	1,383	1,451
Europe and other countries	5,864	7,028	5,518	4,167	3,469
PRC	312	74	6	—	—
Japan	131	121	9	119	2,344

	38,926	46,285	39,240	25,042	31,809

	As of	As of	As of
	April 30,	April 30,	December 31,
	2001	2002	2002

	US$	US$	US$
Carrying amount of long-lived assets:
Hong Kong	6,239	6,224	5,944
PRC	3,424	2,318	3,027
US	—	2,525	403

Total long-lived assets (excluding goodwill)	9,663	8,936	9,174
Reconciling items:
Others	37,637	34,025	36,911

Total consolidated assets	47,300	42,961	46,085

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	SEGMENT INFORMATION (Continued)

(b)	The Group derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

							8 Months ended
	Year ended April 30,						December 31,

	2000		2001		2002		2001		2002

	US$	%	US$	%	US$	%	US$	%	US$	%
QVC Network Inc.	17,604	45	21,848	47	10,963	28	7,639	31	8,021	25
Goldleaves Trading Ltd.	—	—	—	—	4,273	11	1,458	6	1,418	4

Trade receivables related to these major customers were US$296, US$3,198 and US$3,290 as of April 30, 2001 and 2002 and December 31, 2002 respectively.

ITEM 19.	EXHIBITS

     (a)  The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Auditors

     Consolidated statements of operations for the years ended April 30, 2000, 2001, 2002 and for the eight-month period ended December 31, 2002.

     Consolidated balance sheets at April 30, 2001, 2002 and December 31,2002.

     Consolidated statements of shareholders’ equity for the years ended April 30, 2000, 2001, 2002 and for the eight-month period ended December 31, 2002.

     Consolidated statements of cash flows for the years ended April 30, 2000, 2001, 2002 and for the eight-month period ended December 31, 2002.

     Notes to and forming part of the financial statements

     (b)  The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant — incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended April 30, 2001, SEC File No. 0-29620.

4.2	Agreement with QVC, Inc.*

4.3	Securities Purchase Agreement dated as of October 29, 1999 and exhibits and amendments thereto — incorporated by reference to the Exhibits to our Registration Statement on Form F-3 and amendments thereto, SEC File No. 333-11482, declared effective on April 3, 2000.

4.4	Common Stock Purchase Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

4.5	Registration Rights Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

4.6	Warrant Agreement, dated as of April 15, 2002, between Navigator Investments Holding IX Limited and the Registrant**

8.1	List of Subsidiaries of the Company*

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our pre-effective Registration Statement on Form F-1, SEC File No. 333-90016, filed on June 7, 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)

Date: May 15, 2003	By:	/s/ Yu Chuan Yih

Yu Chuan Yih Chairman

CERTIFICATIONS

I, Yu Chuan Yih, certify that:

1.     I have reviewed this annual report on Form 20-F of LJ International Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003
/s/ Yu Chuan Yih

Yu Chuan Yih, Chairman and Chief Executive Officer

CERTIFICATIONS

I, Hon Tak Ringo Ng, certify that:

1.     I have reviewed this annual report on Form 20-F of LJ International Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003
/s/ Hon Tak Ringo Ng

Hon Tak Ringo Ng, Chief Financial Officer

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