Form 20-F
period 2003-12-31
LJ INTERNATIONAL INC
filed 2004-03-31
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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

$.01 Par Value Common Stock (“Common Stock”)

(Title of Class)

Warrants to Purchase Common Stock (“Warrants”)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

9,890,006 Common Stock
1,679,000 Warrants

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

     The following selected consolidated financial data with respect to each of the years in the three-year period ended April 30, 2002, the eight months ended December 31, 2002 and the year ended December 31, 2003 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data

	Year ended			Eight-month period ended		Year ended
	April 30,			December 31,		December 31,
	2000	2001	2002	2001	2002	2002	2003
				(Unaudited)		(Unaudited)
Statement of Operations Data:
Revenues	38,926	46,285	39,240	25,042	31,809	46,007	58,167
Cost of Goods sold	25,496	31,540	35,731	18,602	22,820	39,951	44,947
Gross profit	13,430	14,745	3,509	6,440	8,989	6,056	13,220
Operating expenses
Selling, general and administrative	(7,406)	(9,398)	(8,963)	(5,905)	(6,433)	(9,525)	(9,133)
Unrealized gain (loss) on derivatives	44	44	(660)	(119)	(435)	(975)	(162)
Depreciation	(705)	(808)	(1,031)	(565)	(863)	(1,328)	(1,184)
Impairment on property, plant and equipment	—	—	(345)	—	(108)	(417)	(84)
Amortization and impairment loss on goodwill	—	(27)	(242)	(18)	(400)	(624)	(200)
Income (loss) from operations	5,363	4,556	(7,732)	(167)	750	(6,814)	2,457
Other revenues	458	570	352	265	205	291	453
Interest expenses	(1,446)	(1,780)	(652)	(424)	(441)	(668)	(753)
Issuance costs for convertible debentures	(585)	—	—	—	—	—	—
Impairment loss on investment security	—	—	—	—	(200)	(200)	—
Operating income (loss) before income taxes and minority interests	3,790	3,346	(8,032)	(326)	314	(7,391)	2,157
Incomes taxes (expense) credit	(3)	(211)	101	(39)	(101)	39	(352)
Income (Loss) before minority interests	3,787	3,135	(7,931)	(365)	213	(7,352)	1,805
Minority interests in consolidated subsidiaries	52	—	30	—	120	150	8
Net income (loss)	3,839	3,135	(7,901)	(365)	333	(7,202)	1,813

Net income (loss) per share:
Basic	0.58	0.37	(0.91)	(0.04)	0.04	(0.84)	0.21
Diluted	0.56	0.37	(0.91)	(0.04)	0.04	(0.84)	0.19
Pro forma basic (Note)	0.57	0.13	(0.91)	(0.04)	0.04	(0.84)	0.19
Pro forma diluted (Note)	0.54	0.13	(0.91)	(0.04)	0.04	(0.84)	0.17
Weighted average number of shares
Basic	6,589	8,567	8,672	8,672	8,493	8,551	8,757
Diluted	6,944	8,617	8,779	8,832	8,493	8,551	9,706
Pro forma basic (Note)	6,589	8,567	8,672	8,672	8,493	8,551	8,757
Pro forma diluted (Note)	6,944	8,617	8,779	8,832	8,493	8,551	9,706
Balance Sheet Data:
Working capital	20,561	20,153	12,115	18,537	11,896	11,896	17,053
Total assets	40,049	48,094	43,523	51,062	48,888	48,888	60,686
Long-term obligation	2,943	287	8	12	—	—	77
Total stockholders equity	24,739	31,161	23,557	30,943	23,294	23,294	27,902

     Note: Pro forma information has been prepared as if compensation expense for stock options be determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123.

B. CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

D. RISK FACTORS.

We depend upon QVC, Inc. for a large portion of our sales and we cannot be certain that these sales will continue. If they do not, our revenues will likely decline.

     Although we sell to a large number of customers in a variety of markets, a large portion of our sales involves offerings to one volume customer, QVC, Inc. For the fiscal years ended December 31, 2002 and 2003, QVC, Inc. accounted for approximately 25% and 10% of our sales. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contracts with QVC, Inc., who orders only on a “purchase order” basis. The loss of QVC, Inc. as a customer or a significant reduction in its orders would have a materially adverse effect.

We are controlled by one of our existing shareholders, whose interests may differ from other shareholders.

     Our largest shareholder beneficially owns or controls approximately 38.1% of our outstanding shares as of December 31, 2003. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all, or substantially all, of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

     We have obtained fire, casualty and theft insurance aggregating approximately $19.8 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.

     The approximately 35% of our sales during the fiscal year ended December 31, 2003 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 65% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.

Our holding company structure creates restrictions on the payment of dividends.

     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

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

     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in the following significant subsidiaries:

•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987.

•	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Shenzhen PGS Jewelry Mfg.

     Our principal place of business and our executive offices are located at Units #09-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

     During our last three fiscal years, we have made the following significant capital expenditures:

•	we purchased a 16.8% equity interest in iBBC Inc. for $600,000 during the fiscal year ended April 30, 2001.

•	we purchased a 20% equity interest in Goldleaves International Inc. for $2,684,000 during the fiscal year ended April 30,2001.

•	we purchased 68.8% of the common shares of iBBC Inc. for $2,460,000 during the fiscal year ended April 30, 2002

•	we made a capital contribution of $670,000 for our 95% equity interest in Lorenzo Giftware Inc. during the fiscal year ended December 31, 2002

•	we invested $721,000 for the purchase of 3,502 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2002

•	we invested $390,000 for the purchase of 1,751 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2003

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

     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.

     For the eight-month period ended December 31, 2002 and the year ended December 31, 2003, approximately 77% and 74% of our sales were in North America.

     The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

	Year ended April 30,		8 months ended December 31,		Year ended December 31,
	2001	2002	2001	2002	2002	2003
			(Unaudited)		(Unaudited)
	US$	US$	US$	US$	US$	US$
US & Canada	38,463	28,810	19,373	24,545	33,886	42,851
Hong Kong	599	4,897	1,383	1,451	4,361	1,961
Europe and other countries	7,028	5,518	4,167	3,469	4,964	8,017
PRC	74	6	—	—	—	—
Japan	121	9	119	2,344	2,796	5,338

	46,285	39,240	25,042	31,809	46,007	58,167

Our Industry

     The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

•	a small number of producers that make and distribute their own jewelry directly to retailers; and

•	a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

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

Our Business Strategy

     Our business strategy is to:

•	increase our market share of moderately priced high-quality gem-set semi-precious and precious jewelry by capitalizing on our unique vertically integrated production processes to produce diamond and high-end precious stone jewelry in addition to high volume, high-quality semi-precious products;

•	further develop our existing customer relationships with our specialized services; and

•	expand aggressively into new distribution channels, particularly in the United States and throughout Western Europe, Japan, China, and Australia.

     We are aggressively developing new product lines in exotic stones, which have high perceived values among semi-precious stones. We continue to expand into new product categories by:

•	marketing a line of sterling silver jewelry. These are typically merchandised with a retail price range of $30 to $150

•	adding more lines into our “ Lorenzo” branded products with a retail price range of $199 to $999

•	offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings, as well as offering newly designed jewelry

•	launching “Lorenzo Gold”, a gold products made from Italy .

     We intend to implement our business strategy by:

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels to include all major TV shopping programs in North America, Japan, Korea and Australia and further developing business with top-40 Retail Jewelry Chains in the U.S.

•	entering the retail jewelry market in China.

Our Production Capability

     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. We closed our former second facility in Shantou during the fiscal year ended December 31, 2002 and consolidated all our production in the Shenzhen facility, which has been operating for five years and has 9,232 square meters of production space. We currently employ approximately 2,000 skilled gemstone cutters and production personnel and turned out more than a million pieces of finished fine jewelry during the fiscal year ended December 31, 2003.

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

     Our sales and marketing team is located in our executive offices in Hong Kong and Los Angeles, California. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.

     In addition to direct sales to retailers, we also sell our products to retailers through International Jewelry Connection. The principal focus of IJC is on major U.S. department stores and jewelry retailers, who require specialized levels of marketing, service and training. These sales representatives are paid on a commission-only basis.

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

Common Stock Purchase Agreement for Equity Line of Credit Facility

     Effective April 15, 2002, we had entered into a common stock purchase agreement with Navigator Investments Holding IX Limited, a Nevis corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement established what is sometimes termed an equity line of credit or an equity drawn down facility. On June 7, 2002, we filed a registration statement (SEC File No. 333-90016) covering the shares issuable under the equity line of credit.

     On July 23, 2003, Navigator and we mutually agreed to terminate the common stock purchase agreement. The registration statement had not been declared effective and no securities had been sold in connection with the offering contemplated by the registration statement. Thereafter, in August 2003, we formally withdrew the registration statement with the SEC.

C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2003:

     The following diagram provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.

LJ INTERNATIONAL INC.
(British Virgin Islands)

100%

-	Lorenzo Jewelry Limited (Hong Kong)

-	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd. (P.R.C.)

-	Lorenzo Jewellery (Shenzhen) Co., Ltd. (P.R.C.)

-	Shenzhen PGS Jewelry Mfg. (P.R.C.)

     D. PROPERTY, PLANTS AND EQUIPMENT.

     Our principal executive offices are located at Units #9-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office and showroom at this location.

     Our jewelry production facility in Shenzhen, China consists of 9,232 square meters of building space located in the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 5,254 square meters of this space. We also currently lease 1,751 square meters for a term of five years expiring August 31, 2007 from an unaffiliated third party at a rental rate of $5,700 per month; 1,751 square meters for a term of two years expiring June 30, 2004, at a rental rate of $3,600 per month; and 476 square meters for a term of one year expiring December 31, 2004, at a rental rate of $862 per month.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-looking Statements.” All amounts referring to 2002 contained herein represent those of year ended December 31, 2002 (which are unaudited).

     We exceeded both internal and external expectations in the fiscal year ended 31 December 2003. Since consolidating all our operations under one roof in our expanded, 9,232 square meters Shenzhen facility at the beginning of 2003, we have achieved double-digit growth in both revenue and profit and won important new clients as well as receiving expanded orders from existing ones. Sales revenue jumped from $46 million in 2002 to nearly $58 million in 2003, an impressive climb of almost 26%, while our gross profit margin rose to 23% from 13%. We also made strategic inroads into a major, fast-growing new market – China.

     Our continuing focused marketing drive clinched us yet another major client, ShopNBC in 2003, so by now we are selling to all the three biggest US shopping networks: QVC, Home Shopping Network and ShopNBC. Additionally, our US clientele includes two thirds of the Top 40 jewelry chains as well as general large retailers. In fact, we even opened our first US sales and marketing office in August to augment the efforts of our team here in their accelerated penetration of this market.

     We have also made significant headway in widening our reach in China. The Chinese government has given us the green light to expand our presence in its jewelry market and we are proceeding with plans to market our “Lorenzo” brand of top-end jewelry through franchises and “eMotion” on-line sales kiosks throughout the country. The opening of our 5,000 square-foot showroom in Hong Kong’s jewelry district in March 2004 forms part of our strategy to expand into China. Meanwhile, our debut in Australia in January this year, when we won an initial sales order from the country’s biggest home shopping channel, also allows us not only to establish our footprint in Australia, but also to enhance our presence in China as the network also broadcasts there.

     Besides our concerted marketing efforts, the on-going refinement and diversification of our product lines has also contributed in no small way to expanding our sales coffers, attracting new customers, winning large orders from existing ones and our success at high-profile trade shows such as the JCK Gem Show in Las Vegas in 2003. We continue to develop our highly successful and profitable diamond line, introduced in 2002 and for which we installed a high tech facility, fitted out with CAD/CAM model making equipment and a wide range of wax set molding equipment. Our efforts in fashioning new, creative designs with semi-precious gems remain relentless. In April 2003, we won the trademark for our recently-discovered Brazilian plum-rose colored stone we have named the Rosenite Garnet.

     While it may still be premature to talk about a definite global economic recovery, we at

LJ International can say with reasonable confidence that things are picking up in the jewelry sector and we expect to keep registering in the foreseeable years ahead the kind of double-digit growth in both sales and net income that characterized our company in its early years. We continue to benefit from the cost savings and the administrative, sales and operational efficiencies resulting from the corporate reengineering exercise we undertook in late 2001 and saw our selling, general and administrative expenses in fiscal 2003 falling to $9 million, or 16% of our revenue, compared with nearly $9.6 million, or 21% of our revenue, in 2002. At the same time, we are optimistic that our market expansion and product diversification will continue in 2004 and into the years beyond.

A. OPERATING RESULTS.

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenues

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Revenues	$46,285	$39,240	$25,042	$31,809	$46,007	$58,167	-15%	27%	26%

     The increase in revenue for the year ended December 31, 2003, compared with the year ended December 31, 2002,was primarily due to the acceptance of new products, and the increase in orders from existing customers.

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

Cost of Sales and Gross Profit

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Cost of sales	$31,540	$30,021	$18,602	$22,820	$34,241	$44,947	-5%	23%	31%

% of revenues	68%	77%	74%	72%	74%	77%
Cost of sales - write down of inventory	$0	$5,710	$0	$0	$5,710	$0	N/A	N/A	-100%

% of revenues	0%	15%	0%	0%	12%	0%
Gross profit	$14,745	$3,509	$6,440	$8,989	$6,056	$13,220	-76%	40%	118%

% of revenues	32%	9%	26%	28%	13%	23%

     The gross profit margin increased to 23% for the year ended December 31, 2003 from 13% for the year ended December 31, 2002. It was due to various adjustments on inventory made for the year ended December 31, 2002 as shown below.

•	$5,394,000 for the write-down of cut stones for orders in relation to special programs that were later postponed or cancelled;

•	$316,000 for the write-down of fine jewelry cost.

     Excluding the above special charge on inventory, the gross profit margin was 25% for the year ended December 31, 2002.

     The gross profit margin increased to 28% for the eight-month periods ended December 31, 2002 from 26% for the same period ended December 31, 2001.

     The gross profit margin dropped from 32% for the year ended April 30, 2001 to 9% for the year ended April 30, 2002. The decrease was due to various adjustments on inventory as explained for the year 2002. Excluding the above special charge on inventory, the gross profit margin was 24% for the year ended April 30, 2002.

Selling, General and Administrative Expenses

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Selling, general and administrative expenses	$9,398	$8,963	$5,905	$6,433	$9,525	$9,133	-5%	9%	-4%

% of revenues	20%	23%	24%	20%	21%	16%

     Selling, general and administrative (SG&A) expenses decreased by 5% of revenue for the year ended December 31, 2003, compared with the year ended December 31, 2002. Between 2002 and 2003, our SG&A expenses fell as a direct result of the corporate reengineering exercise we undertook right after the 9/11 terrorist attacks in the US. The measures we instituted led to substantial cost savings and administrative, sales and operational efficiencies.

     Selling, general and administrative (SG&A) expenses increased by 3% of revenue for the year ended April 30, 2002, compared with the year ended April 30, 2001. The increase was mainly attributable to the severance payment on cost-cutting program.

Unrealized loss (gain) on derivatives

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Unrealised loss (gain) on derivatives	$(44)	$660	$119	$435	$975	$162	-1600%	266%	-83%

% of revenues	0%	2%	0%	1%	2%	0%

     We have secured “gold loan” facilities with various banks in Hong Kong, which typically bear a below-market interest rate. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold. In the past, we did not hedge against such risks and at the close of each reporting period, the gold loan was valued at fair value with changes reflected on the income statement. However, the volatility of prices in the lead-up to the war in Iraq prompted us to make unrealized loss on derivatives of $660,000 and $435,000 for the year ended

April 30, 2002 and for the eight months ended December 31, 2002 to cover possible losses resulting from price fluctuations.

     Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. As a result, we have reduced the unrealized loss to $162,000 for the year ended December 31, 2003, compared with the unrealized loss of $975,000 for the year ended December 31, 2002 and have realized gain of $249,000 before the hedging activities were in place.

Depreciation

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Depreciation	$808	$1,031	$565	$863	$1,328	$1,184	28%	53%	-11%

% of revenues	2%	3%	2%	3%	3%	2%

     Depreciation decreased 11% to $1,184,000 for the year ended December 31, 2003 from $1,328,000 for the year ended December 31, 2002, as depreciation of $158,000 on leasehold improvements in production facilities was included in April 2002 that we ceased to use before the expiry of their leases.

     The increase in depreciation costs primarily represents the impact of on-going capital expenditures and assets acquired for the eight months ended December 2002 and for the year ended April 30, 2002. It also incorporated a provision of $158,000 for the depreciation on leasehold improvements to production facilities we ceased to use before the expiry of their leases.

Impairment on property, plant and equipment

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Impairment on property, plant and equipment	$0	$345	$0	$108	$417	$84	N/A	N/A	-80%

% of revenues	0%	1%	0%	0%	1%	0%

     The impairment loss represents the write-off of property, plant and equipment as a result of the consolidation of production facilities.

Amortization and impairment loss on goodwill

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Amortization and impairment loss on goodwill	$27	$242	$18	$400	$624	$200	796%	2122%	-68%

% of revenues	0%	1%	0%	1%	1%	0%

     Amortization of goodwill was related to the acquisition of a jewelry company during the year ended April 30, 2000.

     In July 2001, Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which provides that goodwill and intangible assets with indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. As a result, we stopped amortizing but fully expensed the balancing goodwill of $215,000 during the year ended April 30, 2002.

     Impairment loss of goodwill for the eight-month period ended December 31, 2002 and for the year ended December 31, 2003 was related to the goodwill arising from the acquisition of the jewelry retail company in March 2002.

Interest cost

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Interest expenses	$868	$652	$424	$441	$668	$753	-25%	4%	13%

% of revenues	2%	2%	2%	1%	1%	1%
Interest expenses arising from beneficial conversion features of convertible debentures	$874	$0	$0	$0	$0	$0	-100%	N/A	N/A

% of revenues	2%	0%	0%	0%	0%	0%
Amortization of discount on convertible debentures	$38	$0	$0	$0	$0	$0	-100%	N/A	N/A

% of revenues	0%	0%	0%	0%	0%	0%

Interest expenses

     Interest expenses increased for the year ended December 31, 2003 because of a higher utilization rate of credit line facilities.

     The decrease in interest expenses for the eight months period ended December 31, 2002 and for the year ended April 30, 2002 was due to consecutive cuts of interest rates from early 2001 to early 2002.

Beneficial Conversion Features of Convertible Debentures

     The embedded beneficial conversion feature associated with the issue of a convertible debt security was recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures in this case) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the statement of operations over the life of the convertible debentures. The beneficial conversion feature charged to income as interest expense amounted to $874,000 for the year ended April 30, 2001.

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

Impairment loss on investment

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Impairment loss on investment securities	$0	$0	$0	$200	$200	$0	N/A	N/A	-100%

% of revenues	0%	0%	0%	1%	0%	0%

     Impairment loss on investment was related to the acquisition in April 2001 for 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones.

Other Revenues

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Interest incomes	$508	$217	$172	$47	$91	$41	-57%	-73%	-55%

% of revenues	1%	1%	1%	0%	0%	0%
Rental incomes	$62	$135	$93	$158	$200	$163	118%	70%	-19%

% of revenues	0%	0%	0%	0%	0%	0%
Realized gain on derivative contracts	$0	$0	$0	$0	$0	$249	N/A	N/A	N/A

% of revenues	0%	0%	0%	0%	0%	0%

     Interest income decreased to $41,000 for the year ended December 31, 2003, compared with $91,000 for the year ended December 31, 2002. The decrease was mainly due to the decrease in restricted cash as security deposit for banking facilities.

     The decrease in interest income for the eight months ended December 31, 2002 and the year ended April 30, 2002, compared with the corresponding period in 2001, was mainly due to consecutive cuts of interest rates from early 2001 to early 2002.

     Rental incomes for the year ended December 31, 2003 decreased by 19% to $163,000, compared with the year ended December 31, 2002, as there was slight price adjustment on renewal of tenancy agreement.

     The increase in rental income for the eight months ended December 31, 2002 and for the year ended April 30, 2002, compared with the corresponding periods in 2001 were due to an additional investment property was rented out in 2002.

     For the year ended December 31, 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with a financial institution for the future purchase of gold. We have realized gain of $249,000 before the hedging activities were in place.

Income taxes

							% change
			Eight-month period ended				Years ended	Eight-month	Years ended
	Years ended April 30,		December 31,		Year ended December 31,		April 30,	period	December 31,
(in thousands)	2001	2002	2001	2002	2002	2003	2001-2002	2001-2002	2002-2003
			Unaudited		Unaudited
Incomes taxes expense (credit)	$211	$(101)	$39	$101	$(39)	$352	-148%	159%	-1003%

% of revenues	0%	0%	0%	0%	0%	1%

     We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 17.5%.

     Our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.

     One of our subsidiaries in China is currently enjoying the tax concessions which will expire in fiscal 2005. Other subsidiaries in China either no longer enjoy the tax holiday and concession or have not yet commenced its first profit-making year. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 15%.

     During the years ended April 30, 2001, and 2002, and December 31, 2003, there were tax overprovision of $27,000, $103,000 and $92,000 respectively, after the finalization of tax assessment for the year.

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

Governmental economic and political policies and factors

     For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 6 to 10.

B. LIQUIDITY AND CAPITAL RESOURCES.

     We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities.

Cash Flows

			Eight-month period ended
	Years ended April 30,		December 31,		Years ended December 31,
(in thousands)	2001	2002	2001	2002	2002	2003
			(Unaudited)		(Unaudited)
Net cash provided by (used in) operating activities	$3,707	$(753)	$(787)	$3,374	$4,276	$1,489
Net cash provided by (used in) investing activities	(6,058)	(2,248)	(384)	(2,207)	(4,941)	(468)
Net cash provided by (used in) financing activities	2,390	2,017	185	(824)	1,009	704
Effect of foreign exchange rate change	—	—	—	(68)	(68)	—
Net increase (decrease) in cash and cash equivalents	39	(984)	(986)	275	276	1,725

Operating Activities:

     The decrease in net cash provided by operating activities in the year ended December 31, 2003 compared with the year ended December 31, 2002, and the negative cash flow from operating activities for the eight-month period ended December 31, 2001 reflected our accumulation of cut stones inventory in anticipation of significant increase in sales for the new fiscal year. The rise in the cost of rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders also accentuated the negative cash flow.

     The increase in cash flow in the eight-month period ended December 31, 2002 compared with the same period in 2001 resulted from growth in revenues and improved working capital management.

     The negative cash flow from operating activities for the year ended April 30, 2002 was primarily due to decrease in sales and gross profit margin.

Investing Activities:

     For the year ended December 31, 2003, net cash used in investing activities was for the capital expenditures, mainly for new production facilities in Shenzhen, and for other on-going business necessities, reduced by the release of restricted cash deposits from the bank.

     In addition to on-going capital expenditures and restricted cash deposits, we undertook various one-off investments that contributed to changes in our net cash positions for the various reporting periods. The increase in cash used in investing activities for the year ended December 31, 2002 and for the eight-month period ended December 31, 2002, was due to new manufacturing facilities in China, as well as an increase in restricted cash deposits for securing banking facilities.

     For the year ended December 31, 2002 and the year ended April 30, 2002, our investing activities included the further acquisition of 68.8% of a subsidiary, iBBC Inc., which engages in marketing jewelry from its display cases in retail shops. In September 2003, we redeemed all shares of 6,800,000 of common stock held by a former employee at $125. As a result, we now hold 94.6% of the subsidiary.

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

     Our capital expenditure by category for the periods presented were:

			Eight-month period ended
	Years ended April 30,		December 31,		Years ended December 31,
(in thousands)	2001	2002	2001	2002	2002	2003
			(Unaudited)		(Unaudited)
Land & buildings	$—	$—	$—	$721	$721	$330
Leasehold improvement	$343	$215	$95	$159	$279	$189
Furniture, fixtures and equipment	$300	$181	$239	$382	$324	$250
Plant and machinery	$178	$24	$21	$282	$285	$93
Motor vehicles	$16	$—	$—	$12	$12	$133

Total	$837	$420	$355	$1,556	$1,621	$995

Financing Activities:

     Net cash provided by financing activities for the year ended December 31, 2003 was $704,000. It was represented by the proceeds from issuance of shares upon exercise of stock options of $2,245,000 and sales of treasury stock of $541,000, raise of new bank loans, reduced by repayment of matured bank loans, and decrease in utilization of bank overdraft facilities.

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

Financing Sources

Banking Facilities and Notes Payables

     We have various letters of credit, factoring facilities and overdrafts under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of and properties owned by one of our directors.

     Letters of Credit, overdrafts and others:

	As of April 30,		As of December 31,		As of December 31,
(in thousands)	2001	2002	2001	2002	2002	2003
			(Unaudited)
Facilities granted
Letters of credit and others	$13,001	$17,748	$14,424	$12,985	$12,985	$19,005
Overdrafts	$6,274	$3,532	$3,532	$3,244	$3,244	$3,397

	19,275	21,280	17,956	16,229	16,229	22,402

Utilized
Letters of credit and others utilized	$4,139	$6,208	$8,197	$8,559	$8,559	$13,619
Overdrafts utilized	$3,262	$2,607	$2,313	$3,107	$3,107	$1,312

	7,401	8,815	10,510	11,666	11,666	14,931

     The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

     Notes payable:

	As of April 30,		As of December 31,		As of December 31,
(in thousands)	2001	2002	2001	2002	2002	2003
			(Unaudited)
Notes payable	$773	$282	$447	$1,073	$1,073	$1,516

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of April 30,		As of December 31,		As of December 31,
(in thousands)	2001	2002	2001	2002	2002	2003
			(Unaudited)
Gold loans outstanding (in $)	$2,151	$5,341	$3,627	$3,700	$3,700	$3,118
Gold loans outstanding (in troy ounces)	6,950	18,450	12,450	12,950	12,950	10,900
Gold loan interest rate	2%-2.9%	1.7%-3.4%	1.65%-4.1%	1.5%-2.4%	1.5%-2.4%	1.6%-2.4%

     We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.

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

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flow. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company believes that SFAS 149 will not have significant impact on the Company’s financial statements.

In May 2003, the FASB issued FASB No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement is effective for financial instruments entered into or modified after May 31, 2003. This Statement provides guidance for determining the classification of and accounting for certain financial instruments that embody obligations of the issuing entity. The Company considered that adoption of SFAS No. 150 does not have significant impact on its financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D. TREND INFORMATION.

     The total production for fiscal year ended December 31, 2004 is estimated to be at least 15% greater than the level for fiscal year 2003. The sales for fiscal year 2004 is estimated at approximately US$68 million, compared to US$58 million for the fiscal year ended December 31, 2003. The gross profit margin for fiscal year 2004 is estimated to stay at the same 23% level as fiscal year 2003.

E. OFF-BALANCE SHEET ARRANGEMENTS.

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

     As of the December 31, 2003, we had the following known contractual obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations	0
Capital (Finance) Lease Obligations	95	18	38	39	0
Operating Lease Obligations	808	310	283	215	0
Purchase Obligations	0
Other Long-Term Liabilities Reflected on the Company’s	0
Balance Sheet under the GAAP of the primary financial statements	0

Total	903	328	321	254	0

     We had entered into finance lease agreements for the purchase of motor vehicles in 2003. The financed amount was $95,000, bearing interest at 5%-6% per annum, and repayable in 60 monthly installments beginning in 2003. A minimum finance charge may be charged if we pay off all the balance early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

     Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	64	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	39	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	44	Chief Financial Officer and Director
Po Yee Elsa Yue	39	Non-Executive Director
Lionel C. Wang	48	Non-Executive Director

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

B. COMPENSATION.

     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2003 on an accrual basis, for services in all capacities, was $714,000. During the fiscal year ended December 31, 2003, we contributed an aggregate amount of $22,000 toward the pension plans of our directors and executive officers.

Executive Service Contract

     We entered into an employment agreement with Mr. Yu Chuan Yih, effective October 1, 2003, for a period of three years at an annual salary of $233,000. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year. The amount payable to Mr. Yih will be decided by majority decision of the members of the board present in the meeting called for that purpose. Mr. Yih shall abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him.

     On July 1, 2003, we granted Mr. Yih options exercisable to acquire 800,000 shares of common stock at $2.00 per share at any time through June 30, 2013.

C. BOARD PRACTICES.

     Each of our five current directors was elected at our last annual meeting of shareholders held December 5, 2003 to serve a one-year term or until their successor is elected and qualified.

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

     We do not have a remuneration committee of the board of directors.

D. EMPLOYEES.

     As of December 31, 2003, we employed approximately 2,000 persons on a full-time basis for our production of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employee relations are good.

E. SHARE OWNERSHIP.

     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of December 31, 2003 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.

     As of December 31, 2003, we had 9,890,006 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Yu Chuan Yih	4,457,853	(1)(2)	38.1%
Ka Man Au	120,000	(3)	1.2%
Hon Tak Ringo Ng	115,000	(4)	1.2%
Po Yee Elsa Yue	0		0.0%
Lionel C. Wang	0		0.0%
All directors and executive officers as a group (5 persons)	4,692,853		39.6%

(1)	Of Mr. Yih’s 2,524,553 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation, which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%).

(2)	Includes options currently exercisable by Mr. Yih to acquire 775,000 shares of common stock at $2.00 per share at any time until April 30, 2008 and 800,000 shares of common stock at $2.00 per share at any time until June 30, 2013, and options currently exercisable to acquire 230,000 shares of common stock held by Mr. Yih’s wife at $2.00 per share at any time until April 30, 2008.

(3)	Includes options currently exercisable to acquire 70,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

(4)	Includes options currently exercisable to acquire 75,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

The 1998 Stock Compensation Plan

     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

     Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.

     As of December 31, 2003, 1,122,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,814,000 and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, of which 1,950,000 are held by our directors and officers as a group.

The 2003 Stock Compensation Plan

     Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

     Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     As of December 31, 2003, no options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,128,000 shares at $2.00 per share through June 30, 2013, of which 316,000 are held by our directors and officers as a group.

Other Options and Warrants Outstanding

     As of December 31, 2003, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2005 (as amended)

•	146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2005 (as amended), which we sold to the IPO underwriter and/or persons related to the underwriter

•	options to purchase 35,000 shares at $5.00 per share through July 30, 2004, which we granted to a former financial consultant on July 31, 1999, for services rendered in connection with public relations

•	warrants to purchase 75,000 shares at $3.75 per share through November 30, 2004, and warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005, which we granted to two investors and a placement agent in connection with two tranches of our 3% Convertible Debentures on November 5, 1999, and March 22, 2000

•	warrants to purchase shares which we granted to a former financial consultant on June 1, 2001, for services rendered in connection with corporate development as follows:

•	80,000 shares at $3.43 per share exercisable through May 31, 2004; and

•	80,000 shares at $4.57 per share exercisable through May 31, 2005.

•	warrants to purchase 200,000 shares at $3.00 per share through August 15, 2006, which we granted to The Bauer Partnership, Inc. on August 16, 2001, in connection with a proposed debt placement which was never completed

•	warrants to purchase 600,000 shares at $2.00 per share through March 31, 2004, which we granted to an investor relations consultant pursuant to a strategic advisory services agreement dated July 1, 2003

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

     As of December 31, 2003, we had 296 record holders of our common stock. Of the 9,890,006 shares outstanding as of December 31, 2003, 7,097,460 shares were held by CEDE & Co.

     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.

     Yu Chuan Yih, our chairman and president, is a director and principal shareholder of Gemological Institute of America, Hong Kong Limited. Mr. Yih is also a director of iBBC Inc. which has a subsidiary, Gemriver Jewelry Limited. During the fiscal years ended April 30, 2002 and December 31, 2002 and 2003, Mr. Yih and these affiliated companies received unsecured advances from, and made unsecured advances to, us, which were interest free and repayable on demand. There was no outstanding amount due to Mr. Yih as of April 30, 2002 and December 31, 2002 and 2003.

     Certain of our banking facilities are collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of $8,440,000, $8,311,000 and $9,147,000 as of April 30, 2002 and December 31, 2002 and 2003. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.

     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2003, the guarantee amount was $370,000.

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

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     The Consolidated Financial Statements are filed in this Annual Report as Item 18.

     Export sales constitute significantly all of our total sales volume.

     There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any governmental proceedings pending or known to be contemplated.

     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

B. SIGNIFICANT CHANGES.

     We believe that no significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended April 30, 1999	$9.81	$4.00
Year ended April 30, 2000	$6.69	$3.00
Year ended April 30, 2001	$3.88	$1.63
Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14

Quarter ended July 31, 2001	$2.79	$2.00
Quarter ended October 31, 2001	$2.11	$1.48
Quarter ended January 31, 2002	$1.56	$1.22
Quarter ended April 30, 2002	$1.74	$1.18
Quarter ended July 31, 2002	$1.56	$1.11
Quarter ended October 31, 2002	$1.37	$1.12
Quarter ended December 31, 2002	$1.33	$1.15
Quarter ended March 31, 2003	$1.30	$1.14
Quarter ended June 30, 2003	$1.85	$1.17
Quarter ended September 30, 2003	$5.00	$1.85
Quarter ended December 31, 2003	$4.89	$3.44

Month ended September 30, 2003	$4.34	$3.37

Period	High	Low
Month ended October 31, 2003	$4.89	$3.93
Month ended November 30, 2003	$4.43	$3.90
Month ended December 31, 2003	$4.08	$3.44
Month ended January 31, 2004	$5.74	$3.75
Month ended February 29, 2004	$5.56	$4.20

     Our warrants are listed and quoted for trading on The Nasdaq National Market under the symbol “JADEW.” The following table sets forth, during the periods indicated, the high and low last sale prices for the warrants as reported by Nasdaq:

Period	High	Low
Year ended April 30, 1999	$5.38	$0.63
Year ended April 30, 2000	$3.25	$1.00
Year ended April 30, 2001	$1.38	$0.22
Year ended April 30, 2002	$0.55	$0.02
Year ended December 31, 2002	$0.15	$0.01
Year ended December 31, 2003	$1.13	$0.02

Quarter ended July 31, 2001	$0.55	$0.30
Quarter ended October 31, 2001	$0.44	$0.06
Quarter ended January 31, 2002	$0.22	$0.02
Quarter ended April 30, 2002	$0.20	$0.06
Quarter ended July 31, 2002	$0.13	$0.04
Quarter ended October 31, 2002	$0.10	$0.01
Quarter ended December 31, 2002	$0.15	$0.03
Quarter ended March 31, 2003	$0.12	$0.04
Quarter ended June 30, 2003	$0.12	$0.02
Quarter ended September 30, 2003	$1.13	$0.12
Quarter ended December 31, 2003	$1.08	$0.54

Month ended September 30, 2003	$0.94	$0.56
Month ended October 31, 2003	$1.08	$0.70
Month ended November 30, 2003	$0.91	$0.68
Month ended December 31, 2003	$0.75	$0.54
Month ended January 31, 2004	$1.30	$0.75
Month ended February 29, 2004	$1.15	$0.75

     We do not believe that there is any principal non-United States trading market for our common stock or our warrants. We believe that Cede & Co. holds a substantial majority of the outstanding common stock and warrants as record holder.

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

     Share Rights, Preferences and Restrictions. Our authorized share capital is US$1 million divided into 100 million shares of par value US$0.01 per share. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. All shares vote as one class and each whole share has one vote. Directors stand for reelection on an annual basis. Cumulative voting for directors is not authorized. We may redeem any of our own shares for such fair value as we by a resolution of directors determine. All shares have the same rights with regard to dividends and distributions upon our liquidation.

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

     Disclosure of Share Ownership. There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

     While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of, and for the benefit of, our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US. Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interests of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

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

C. MATERIAL CONTRACTS.

     None.

D. EXCHANGE CONTROLS.

     There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common stock.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not believe that we have any material exposures to market risk associated with activities in derivative financial instruments, other financial instruments, derivative commodity instruments, and other market risk sensitive instruments, positions and transactions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Effective December 5, 2002, we announced a two-year extension of the exercise term to April 15, 2005 for our 1,679,000 outstanding registered common stock purchase warrants (Nasdaq: JADEW). Each warrant remains exercisable to purchase one share of common stock at $5.75 per share.

ITEM 15. CONTROLS AND PROCEDURES

     We carried out an evaluation, under the supervision and with the participation of our chairman, chief financial officer and chief operating officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year. Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective to timely alerting them to material information about LJ International Inc. and its consolidated subsidiaries.

     There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that we currently do not have at least one audit committee financial expert serving on our audit committee. We intend to identify and retain an audit committee financial expert no later than July 31, 2005.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $170,000 for the fiscal year ended December 31, 2002 and $120,000 for the fiscal year ended December 31, 2003.

(b) Audit — Related Fees. No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal year ended December 31, 2002 and for the fiscal year ended December 31, 2003.

(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $3,000 for the fiscal year ended December 31, 2002 and $8,000 for the fiscal year ended December 31, 2003. The nature of the services comprising these fees included data gathering for preparation, review and submission as agent of tax filing.

(d) All Other Fees. No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal year ended December 31, 2002 and for the fiscal year ended December 31, 2003.

(e) Audit Committee Pre-Approval Policies and Procedures. To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our auditors, Moores Rowland Mazars, may provide.

The audit committee has adopted policies for the pre-approval of specific services that may be provided by our principal auditors. These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditors whilst also ensuring that the auditors maintain the necessary degree of independence and objectivity.

Our audit committee approved the engagement of Moores Rowland Mazars as our auditors to render audit and non-audit services before Moores Rowland Mazars was engaged by us.

     All of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(f). Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Auditors

     Consolidated statements of operations for the years ended April 30, 2001, 2002 and for the eight-month period ended December 31, 2002 and for the year ended December 31, 2003.

     Consolidated balance sheets as of April 30, 2001, 2002 and December 31, 2002 and 2003.

     Consolidated statements of shareholders’ equity for the years ended April 30, 2001, 2002 and for the eight-month period ended December 31, 2002 and for the year ended December 31, 2003.

     Consolidated statements of cash flows for the years ended April 30, 2001, 2002 and for the eight-month period ended December 31, 2002 and for the year ended December 31, 2003.

     Notes to and forming part of the financial statements

LJ INTERNATIONAL INC.

Report of Independent Auditors

To The Shareholders and The Board of Directors of
LJ International Inc.

     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of December 31, 2003, December 31, 2002 and April 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2003, for the eight-month period ended December 31, 2002 and for each of the years in the two-year period ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LJ International Inc. and its subsidiaries as of December 31, 2003, December 31, 2002 and April 30, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003, for the eight-month period ended December 31, 2002 and for each of the years in the two-year period ended April 30, 2002, in conformity with generally accepted accounting principles in the United States of America.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: March 30, 2004

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

			Year ended	8 months ended	Year ended	Year ended
			December 31,	December 31,	April 30,	April 30,
	Notes		2003	2002	2002	2001
			US$	US$	US$	US$
Operating revenue	2	(c)	58,167	31,809	39,240	46,285
Costs of goods sold			(44,947)	(22,820)	(35,731)	(31,540)

Gross profit			13,220	8,989	3,509	14,745
Operating expenses
Selling, general and administrative expenses			(9,133)	(6,433)	(8,963)	(9,398)
Unrealized gain (loss) on derivatives			(162)	(435)	(660)	44
Depreciation			(1,184)	(863)	(1,031)	(808)
Impairment on property, plant and equipment			(84)	(108)	(345)	—
Amortization and impairment loss on goodwill	8		(200)	(400)	(242)	(27)

Operating income (loss)			2,457	750	(7,732)	4,556
Other revenue and expense
Other revenues	2	(c)	453	205	352	570
Interest expenses			(753)	(441)	(652)	(1,780)
Impairment loss on investment securities	9		—	(200)	—	—

Income (loss) before income taxes and minority interests			2,157	314	(8,032)	3,346
Income taxes credit (expense)	11		(352)	(101)	101	(211)

Income (Loss) before minority interests			1,805	213	(7,931)	3,135
Minority interests in consolidated subsidiaries			8	120	30	—

Net income (loss)			1,813	333	(7,901)	3,135

Numerator:
Net income (loss) used in computing basic earnings (loss) per share			1,813	333	(7,901)	3,135
Interest on 3% convertible debentures			—	—	—	16

Adjusted net income (loss) used in computing diluted earnings (loss) per share			1,813	333	(7,901)	3,151

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share			8,757,266	8,492,851	8,671,615	8,567,366
Effect of dilutive potential ordinary shares:
3% convertible debentures			—	—	—	48,753
Warrants			183,151	—	7	—
Stock options			765,267	—	106,759	731

Weighted average number of shares used in calculating diluted earnings (loss) per share			9,705,684	8,492,851	8,778,381	8,616,850

Earnings (loss) per share:
Basic	2	(g)	0.21	0.04	(0.91)	0.37

Diluted	2	(g)	0.19	0.04	(0.91)	0.37

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

			As of	As of	As of
			December 31,	December 31,	April 30,
	Notes		2003	2002	2002
			US$	US$	US$
ASSETS
Current asset
Cash and cash equivalents			2,722	997	722
Restricted cash			5,931	6,358	5,643
Trade receivables, net of allowance for doubtful accounts (December 31, 2003:
US$159; December 31, 2002: US$280; April 30, 2002: US$225)			15,243	10,962	8,575
Derivative contracts			651	—	—
Inventories	5		21,487	17,932	15,802
Prepayments and other current assets			3,726	1,233	1,203

Total current assets			49,760	37,482	31,945
Properties held for lease, net	6		1,506	1,561	1,616
Property, plant and equipment, net	7		4,931	5,153	4,635
Due from related parties	16	(b)	508	511	521
Goodwill, net	8		1,521	1,721	2,121
Investment securities, net	9		2,460	2,460	2,685

Total assets			60,686	48,888	43,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		1,312	3,107	2,607
Notes payable	10		1,516	1,073	282
Capitalized lease obligation, current portion	12		18	23	46
Letters of credit, gold and others	10		16,737	12,259	11,549
Embedded derivative			1,430	739	356
Trade payables			8,417	6,620	3,310
Accrued expenses and other payables			2,864	1,696	1,677
Income taxes payable			326	69	3
Deferred taxation			87	—	—

Total current liabilities			32,707	25,586	19,830
Capitalized lease obligation, non-current	12		77	—	8

Total liabilities			32,784	25,586	19,838

Minority interest			—	8	128

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued - 9,890,006 shares as of December 31, 2003; 8,671,615 shares as of December 31, 2002 and April 30, 2002	13		99	87	87
Additional paid-in capital			19,802	17,410	17,464
Treasury stock	13	(d)	—	(391)	—
Accumulated other comprehensive loss			(151)	(151)	—
Retained earnings			8,152	6,339	6,006

Total shareholders’ equity			27,902	23,294	23,557

Total liabilities and shareholders’ equity			60,686	48,888	43,523

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data)

			Common stock		Additional	Treasury stock		Accumulated other
			Number	Par	Paid-in	Number		comprehensive	Retained
	Notes		of shares	value	Capital	of shares	Cost	loss	earnings	Total
				US$	US$		US$	US$	US$	US$
Balance as of April 30, 2000			7,438,058	75	13,892	—	—	—	10,772	24,739
Comprehensive income:
Net income			—	—	—	—	—	—	3,135	3,135
Issuance of common stock on conversion of convertible debentures	13	(c)	1,233,557	12	3,004	—	—	—	—	3,016
Interest expense arising on beneficial conversion features of convertible debentures	2	(t)	—	—	5	—	—	—	—	5
Compensation costs for stock-based transactions	15	(b)	—	—	266	—	—	—	—	266

Balance as of April 30, 2001			8,671,615	87	17,167	—	—	—	13,907	31,161
Comprehensive loss:
Net loss			—	—	—	—	—	—	(7,901)	(7,901)
Compensation costs for stock-based transactions	15	(b)	—	—	297	—	—	—	—	297

Balance as of April 30, 2002			8,671,615	87	17,464	—	—	—	6,006	23,557
Comprehensive income:
Net income			—	—	—	—	—	—	333	333
Translation adjustment			—	—	—	—	—	(151)	—	(151)

Total comprehensive income										182

Reversal of cancelled warrants			—	—	(54)	—	—	—	—	(54)
Purchase of treasury stock	13	(d)	—	—	—	(318,200)	(391)	—	—	(391)

Balance as of December 31, 2002			8,671,615	87	17,410	(318,200)	(391)	(151)	6,339	23,294
Comprehensive income:
Net income			—	—	—	—	—	—	1,813	1,813
Issuance of common stock upon exercise of stock options	15	(a)	1,122,500	11	2,234	—	—	—	—	2,245
Issuance of common stock upon exercise of warrants	15	(b)(vi)	95,891	1	(1)	—	—	—	—	—
Compensation costs for stock-based transactions	15	(b)	—	—	9	—	—	—	—	9
Sales of treasury stock	13	(d)	—	—	150	318,200	391	—	—	541

Balance as of December 31, 2003			9,890,006	99	19,802	—	—	(151)	8,152	27,902

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

			Year ended	8 months ended	Year ended	Year ended
			December 31,	December 31,	April 30,	April 30,
	Notes		2003	2002	2002	2001
			US$	US$	US$	US$
Cash flows from operating activities:
Net income (loss)			1,813	333	(7,901)	3,135
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment			1,184	863	1,031	808
Impairment loss on property, plant and equipment			84	108	345	—
Amortization and impairment loss on goodwill			200	400	242	27
Impairment loss on investment securities			—	200	—	—
Unrealized (gain) loss on derivatives			162	435	660	(44)
Loss on disposal and write-off of property, plant and equipment			2	—	214	10
Allowance for doubtful debts			5	61	82	(119)
Write-down of inventories			—	—	5,710	—
Minority interests			(8)	(120)	(30)	—
Interest expense arising on beneficial conversion features of convertible debentures			—	—	—	874
Amortization of financial consulting fee paid to the representative in the public offering			—	—	—	18
Costs associated with stock-based transactions			9	(54)	297	266
Amortization of discount on convertible debentures			—	—	—	38
Changes in operating assets and liabilities:
Trade receivables			(4,286)	(2,448)	(1,873)	(1,022)
Inventories			(3,555)	(2,130)	(647)	(1,619)
Prepayments and other current assets			(2,493)	(30)	830	905
Due from related parties			3	10	—	(950)
Trade payables			1,797	3,310	(120)	(196)
Accrued expenses and other payables			1,168	19	(1,101)	378
Due to a director			—	—	(247)	246
Letters of credit and others			5,060	2,351	2,069	693
Income taxes payable and deferred taxation			344	66	(314)	259

Net cash provided by (used in) operating activities			1,489	3,374	(753)	3,707

Cash flows from investing activities:
Change in restricted cash			427	(715)	(328)	(1,952)
Advance to related parties			—	—	(5,442)	—
Purchase of investment securities			—	—	—	(3,284)
Purchase of property, plant and equipment			(897)	(1,556)	(420)	(832)
Purchase of subsidiary	3		—	—	(2,381)	—
Proceeds on disposals of property, plant and equipment			2	64	12	10
Repayment from related parties			—	—	6,311	—

Net cash used in investing activities			(468)	(2,207)	(2,248)	(6,058)

Cash flows from financing activities:
Change in bank overdrafts			(1,795)	500	(655)	2,441
Proceeds from issuance of shares upon exercise of stock options			2,245	—	—	—
Loans acquired			1,516	1,695	3,190	564
Repayment of loans			(1,777)	(2,597)	(490)	(538)
Repayment of capitalized lease obligation			(26)	(31)	(28)	(77)
Sale (Purchase) of treasury stock			541	(391)	—	—

Net cash provided by (used in) financing activities			704	(824)	2,017	2,390

Effect of foreign exchange rate change			—	(68)	—	—

Net increase (decrease) in cash and cash equivalents			1,725	275	(984)	39
Cash and cash equivalents, as of beginning of period			997	722	1,706	1,667

Cash and cash equivalents, as of end of period			2,722	997	722	1,706

Supplemental disclosure information:
Interest expense			728	424	638	861
Income taxes paid (refunded)			9	31	212	(47)

Non-cash transactions:
Conversion of convertible debentures	13	(c)	—	—	—	3,016
Purchase of property, plant and equipment under capitalized lease			98	—	—	—

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (LJI) and its subsidiaries (collectively referred as the Company) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. As a requirement of the change in fiscal year, the Company is reporting consolidated results of operations and cash flows for a special transition period for the eight months ended December 31, 2002. The comparative consolidated balance sheets are as of December 31, 2002 and April 30, 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The financial statements are prepared in accordance with generally accepted accounting principles in the US. The measurement basis used in the preparation of the financial statements is historical cost.

(b)	Principles of consolidation and goodwill

The consolidated financial statements include the financial information of LJI and its subsidiaries. The results of subsidiaries acquired or disposed of during the year/period are consolidated from or to their effective dates of acquisition or disposal respectively. All material intercompany balances and transactions have been eliminated on consolidation.

Goodwill represents the excess of cost over fair value of acquired net assets. Prior to May 1, 2002, goodwill arising on acquisition of subsidiaries had been amortized on a straight-line basis over 10 years. Following the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standard Board (FASB), goodwill is no longer amortized but subject to annual impairment tests. As part of an ongoing review of the valuation and amortization of goodwill, management assesses the carrying value of the Company’s goodwill to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that the goodwill is not recoverable, as determined by a discounted cash flow analysis over the remaining amortization period, the carrying value of the Company’s goodwill would be reduced to its estimated fair value.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Revenue recognition

Operating revenue represents sale of goods at invoiced value to customers, net of returns and discounts, and is recognized when goods are delivered and title has passed to customers.

Other revenue is recognized on the following basis:

(i)	Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable; and

(ii)	Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

(d)	Sales return reserve

The Company has allowed sales returns and its sales generally include specified return policy for certain customers. The Company reserves for sales returns as a reduction of revenue at the time the operating revenue is recognized based on historical sales return experience.

(e)	Shipping and handling costs

The shipping and handling costs are included in costs of goods sold. The amounts of revenue received for shipping and handling are included in operating revenue.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs included in costs of goods sold were US$871, US$316, US$455 and US$217 for the year ended December 31, 2003, for the eight months ended December 31, 2002, for the years ended April 30, 2002 and 2001 respectively.

(g)	Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on net income (loss) for the year/period attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year/period.

The calculation of diluted earnings (loss) per share is based on net income (loss) for the year/period attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year/period, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings (loss) per share by application of the if-converted method.

(h)	Fair value of financial instruments

The financial instruments used by the Company in the normal course of business, including cash and cash equivalents, trade receivables, trade payables, notes payable and letter of credit, gold and other loans, have fair values which approximate their recorded value as the financial instruments are either short term in nature or carry interest rate that approximate market rates.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Accounts receivable

Accounts receivable are stated at the amount billed to customers, net of discounts. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. No interest is chargeable to customers for accounts that are unpaid after the due date. Accounts past due more than one year are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(j)	Inventories

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

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

Depreciation is provided by using the straight-line method over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings	2% or over the unexpired term of leases
Leasehold improvement	shorter of 10% or the unexpired term of leases
Furniture, fixtures and equipment	20% to 50%
Plant and machinery	10%
Motor vehicles	20%

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Impairment of long-lived assets

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

Investment in non-marketable securities held for an identified long term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of impairment is recognized as an expense in the period in which the decline occurs.

(o)	Gold loans and embedded derivative

Gold loans are commodity-indexed debts with an embedded derivative. The loan is recorded at its original amount and adjusted for additional borrowings and repayments. The embedded derivative component was valued at fair value, considering the market price of gold, volatility of gold and the time value of money. Any changes in fair value of embedded derivative are included in the consolidated statement of operations and an asset or liability representing the value of the embedded derivative portion.

(p)	Derivatives

The Company enters into derivative contracts to hedge the future settlement of gold loans in order to mitigate the risk of market price fluctuations. They consist of contracts that are used to hedge against changes in the fair value of gold price when the Company settles the gold loans.

The derivative contracts and the embedded derivative are valued at fair value. Changes in fair value of derivative contracts are included in the consolidated statement of operations, net of changes in fair value of embedded derivative set out in note 2(o).

(q)	Stock-based compensation

The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Stock-based compensation (Continued)

At December 31, 2003, the Company has two stock-based employee compensation plans, details of which are set out in note 15(a). As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB Opinion No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented. Had compensation expense for the same stock options been determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

	Year ended	8 months ended	Year ended
	December 31,	December 31,	April 30,
	2003	2002	2001
	US$	US$	US$
Net income, as reported	1,813	333	3,135
Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(160)	—	(2,027)

Pro forma net income	1,653	333	1,108

	Year ended	8 months ended	Year ended
	December 31,	December 31,	April 30,
	2003	2002	2001
	US$	US$	US$
Earnings per share:
Basic, as reported	0.21	0.04	0.37

Basic, pro forma	0.19	0.04	0.13

Diluted, as reported	0.19	0.04	0.37

Diluted, pro forma	0.17	0.04	0.13

There were no stock options granted to employees during the year ended April 30, 2002 and accordingly no pro forma net loss and loss per share for the same year is presented.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Stock-based compensation (Continued)

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	8 months ended	Year ended
	December 31,	December 31,	April 30,
	2003	2002	2001
Expected dividend yield	—	—	—
Expected stock price volatility	9%	7%	22%
Risk-free interest rate	3.56%	4.47%	5.34%
Expected life of options	3 years	3 years	3 years

The weighted average fair value per option granted during the year ended December 31, 2003, the eight months ended December 31, 2002 and for the year ended 30 April, 2001 was US$0.14, US$Nil and US$0.45 respectively.

(r)	Income taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

(s)	Foreign currencies

LJI’s functional currency is United States dollars. The functional currencies of foreign subsidiaries are their respective local currencies. The assets and liabilities of foreign subsidiaries are translated at the exchange rates in effect at the balance sheet date, with related transaction gains or losses reported as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in the consolidated statement of operations.

(t)	Discount on and beneficial conversion features of convertible debentures

The proceeds from issuance of convertible debenture with detachable warrants are allocated between the warrant and the convertible debenture based on their fair values at time of issuance. The difference between the proceeds allocated to the debentures and the face value of the debenture is recorded as discount or premium. The discount or premium is amortized over the life of the debenture, using the interest method, to the consolidated statement of operations. The amount of discount on convertible debentures amortized for the year ended April 30, 2001 was US$38.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Discount on and beneficial conversion features of convertible debentures (Continued)

The embedded beneficial conversion feature associated with the issue of a convertible debt security is recognized and measured by an amount equal to the intrinsic value of that feature reflected as a discount from the convertible debentures with a corresponding credit to additional paid-in capital. That amount is calculated at the commitment date (i.e. issue date of the convertible debentures) as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The intrinsic value of the beneficial conversion feature is amortized to the consolidated statement of operations over the life of the convertible debentures. The beneficial conversion feature charged to income as interest expense amounted to US$874 for the year ended April 30, 2001.

(u)	Treasury Stock

The Company applies the cost method of accounting for treasury stock. The cost method requires the Company to record the cost of acquiring treasury stock as a deduction from the total capital. The treasury stock account is debited for the cost of the shares acquired and will be credited upon reissuance at cost on a first-in-first-out basis. If the treasury stock is reissued at a price in excess of acquisition cost, the excess will be credited to additional paid-in capital in excess of par value from treasury stock. If the treasury stock is reissued at less than acquisition cost, the deficiency will be treated first as a reduction of any capital in excess of par related to previous reissuances or retirements. If the balance in capital in excess of par value from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

(v)	Cash equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less to be cash equivalents.

(w)	Uses of estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

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

(z)	New accounting pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flow. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company believes that SFAS 149 will not have significant impact on the Company’s financial statements.

In May 2003, the FASB issued FASB No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement is effective for financial instruments entered into or modified after May 31, 2003. This Statement provides guidance for determining the classification of and accounting for certain financial instruments that embody obligations of the issuing entity. The Company considered that adoption of SFAS No. 150 does not have significant impact on its financial statements.

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

Details of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

iBBC Inc.
2002
US$
Net assets acquired:
Property, plant and equipment	1,056
Trade receivables	6
Inventories	43
Other receivables	160
Cash and cash equivalents	79
Trade payables	(133)
Accrued expenses and other payables	(115)

1,096
Minority interests	(157)
Goodwill arising from acquisition	2,121

Total purchase consideration	3,060

Satisfied by cash paid in the financial year:
2001	600
2002	2,460

3,060

None of the amount of goodwill is expected to be deductible for tax purposes.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	ACQUISITIONS (CONTINUED)

The Company’s consolidated results of operations have incorporated iBBC Inc.’s activity on a consolidated basis from the date of acquisition, which was March 21, 2002. The following unaudited consolidated results of operations reflect pro forma results of operations for each of the years in the three-year period ended April 30, 2002, as if the acquisition had occurred on May 1, 1999, and after giving effect to purchase accounting adjustments. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on May 1, 1999 and may not be indicative of future operating results.

		Year ended

	April 30, 2002	April 30, 2001	April 30, 2000
	US$	US$	US$
Pro forma:
Operating revenue	39,296	46,285	38,926

Net income (loss)	(9,900)	2,264	3,839

Earnings (loss) per share:
Basic	(1.14)	0.26	0.58

Diluted	(1.14)	0.26	0.56

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	OPERATING RISKS

(a)	Concentrations of credit risks

Details of major customers from which the Company derived operating revenue are shown in note 17(b).

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Company’s receivables. Even though the Company does have major customers, it does not consider itself be exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

(b)	Country risks

The Company may also be exposed to certain risks as a result of its manufacturing operation being located in the PRC and its investment properties in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company’s management believe these risks not to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

(c)	Cash and time deposits

The Company maintains its cash balances and investments in time deposits with various banks and financial institutions. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	INVENTORIES

Inventories consisted of the following:

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Raw materials	14,774	12,892	10,691
Work-in-progress	742	341	533
Finished goods	5,971	4,699	4,578

	21,487	17,932	15,802

Included in the inventories as of April 30, 2002 above are certain gemstones (raw materials) and fine jewelry (finished goods) at a carrying value of US$6,762, which represent management’s estimate of its net realizable value. Such inventories were intended to be used or reused exclusively for the production of fine jewelry, in particular to meet orders in relation to special programs in previous years. Because of uncertain economic conditions, the demand for fine jewelry dropped dramatically in the year ended April 30, 2002 and was expected to remain that way in foreseeable future. As a result, gemstones built up which were intended to meet orders in relation to special programs were stated at net realizable value when the orders did not materialize. Slow moving fine jewelry inventories were stated at net realizable value based on forecasts for close-out sales in the ensuing years. The effect of such estimate has resulted in a write-down of inventories amounting to US$5,710 being recognized in costs of goods sold for the year ended April 30, 2002. The Company has adopted the same basis for the valuation of inventories in the accounting periods since May 1, 2002.

6.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease terms of 2 years. Properties held for lease consists of the following:

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Leasehold land and buildings	2,037	2,037	2,055
Less: Accumulated depreciation	(531)	(476)	(439)

	1,506	1,561	1,616

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2003, December 31, 2002 and April 30, 2002 (see note 10).

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	PROPERTIES HELD FOR LEASE, NET (CONTINUED)

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

As of
December 31,
2003
US$
2004	87
2005	34

121

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Leasehold land and buildings	1,995	1,665	953
Leasehold improvement	2,839	2,650	2,513
Furniture, fixtures and equipment	3,475	3,246	2,904
Plant and machinery	2,442	2,349	2,152
Motor vehicles	455	322	313

	11,206	10,232	8,835
Less: Accumulated depreciation and impairment losses	(6,275)	(5,079)	(4,200)

	4,931	5,153	4,635

The Company pledged leasehold land and buildings with net book values of US$1,232, US$898 and US$583 as of December 31, 2003, December 31, 2002 and April 30, 2002 respectively as collateral for general banking facilities granted to the Company (see note 10).

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	GOODWILL, NET

Following the adoption of SFAS No. 142, the Company discontinued amortization of goodwill effective May 1, 2002. As of December 31, 2003, goodwill is attributed to the acquisition of a jewelry retail company in 2002 (see note 3).

	Year ended	8 Months ended	Year ended
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Carrying value, beginning of year/period	1,721	2,121	242
Goodwill acquired	—	—	2,121
Amortization	—	—	(27)
Impairment loss	(200)	(400)	(215)

Carrying value, end of year/period	1,521	1,721	2,121

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. The Company’s reduced earnings and cash flow forecast, primarily due to the prolonged downturn in the economy, uncertain demand, and competitive industry conditions, resulted in the Company determining that a goodwill impairment charge of US$200 was necessary. The accumulated amortization and impairment losses were US$869, US$669 and US$269 as of December 31, 2003, December 31, 2002 and April 30, 2002 respectively.

9.	INVESTMENT SECURITIES, NET

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Equity securities at cost, unlisted	2,660	2,660	2,685
Less: Accumulated impairment losses	(200)	(200)	—

	2,460	2,460	2,685

During the year ended April 30, 2001, the Company acquired 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, of which the Company had no significant control and influence over its operating and financial policies.

The directors of the Company consider such acquisition would enhance the Company by forward and backward vertical integration.

No impairment loss was recognized for the year ended December 31, 2003, April 30, 2002 and 2001. The amount of impairment loss charged to the consolidated statement of operations for the eight months ended December 31, 2002 was US$200.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	BANKING FACILITIES AND OTHER LOANS

			As of	As of	As of
			December 31,	December 31,	April 30,
	Note		2003	2002	2002
			US$	US$	US$
Bank overdrafts	(a	)	1,312	3,107	2,607

Notes payable:
Current portion	(b	)	1,516	1,073	282

Letters of credit, gold and others:
Letters of credit and others	(a	)	13,619	8,559	6,208
Gold loan	(c	)	3,118	3,700	5,341

			16,737	12,259	11,549

The Company ‘s banking facilities are collateralized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owed by a director (see note 16(b)).

The material provisions of indentures relating to the Company’s various banking facility agreements contain covenants pertaining to (i) maintenance of the net worths of LJI and one of its subsidiaries amounting to US$16,000 and US$4,487 respectively; and (ii) cross-default provisions in the event of default in aggregate of at least US$10,000 under separate loan facilities. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding. As of December 31, 2003, both LJI and the subsidiary maintained the minimum net worth requirement, and the Company did not breach any cross-default provision.

(a)	As of December 31, 2003, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$3,397, US$10,461 and US$8,364 respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 5.5% to 6% per annum as of December 31, 2003.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings. These loans aggregated to US$1,516 as of December 31, 2003. The expected maturities of these notes payable are within one year. Interest charges on these loans range from 2.7% to 8% per annum as of December 31, 2003.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	BANKING FACILITIES AND OTHER LOANS (CONTINUED)

(c)	The Company had outstanding loans to purchase 10.9 oz of gold as of December 31, 2003 with the related balances being US$3,118. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 1.6% to 2.4% per annum as of December 31, 2003 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operated. Income tax credit (expense) comprises of the following:

	Year ended	8 months ended	Year ended	Year ended
	December 31,	December 31,	April 30,	April 30,
	2003	2002	2002	2001
	US$	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year/period	(357)	(101)	(2)	(238)
Over provision in prior years	92	—	103	27

Total current tax	(265)	(101)	101	(211)
Deferred taxes arising in foreign subsidiaries:
For the year/period	(87)	—	—	—

Income taxes credit (expense)	(352)	(101)	101	(211)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2002: 16% and 2001: 16%) is as follows:

	Year ended	8 months ended	Year ended	Year ended
	December 31,	December 31,	April 30,	April 30,
	2003	2002	2002	2001
	%	%	%	%
Statutory rate	17.5	16.0	(16.0)	16.0
Tax effect of net operating losses	20.0	106.2	6.7	6.1
Non taxable profits, net	(25.8)	(147.9)	—	(17.7)
Impairment loss on goodwill and investment securities	1.6	30.6	—	—
Others	3.0	27.3	8.0	1.9

Effective rate	16.3	32.2	(1.3)	6.3

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Deferred tax assets:
Net operating loss	2,595	1,789	1,128
Depreciation	103	47	—
Start up costs	22	32	—

	2,720	1,868	1,128
Valuation allowance	(2,658)	(1,868)	(1,128)

Total deferred tax assets	62	—	—

Deferred tax liabilities:
Accelerated tax allowance	(149)	—	—

Net deferred tax liabilities	(87)	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$62, net of valuation allowances as of December 31, 2003.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company leases certain of its office and factory premises under various operating leases. Rent expenses under these leases totalled approximately US$657, US$430, US$599 and US$552 for the year ended December 31, 2003, for the eight months ended December 31, 2002, for the years ended April 30, 2002 and 2001 respectively.

Future minimum rental payments under capitalized leases and non-cancelable operating leases are approximately as follows:

	As of December 31, 2003
	Capitalized leases	Operating leases
	US$	US$
2004	22	310
2005	22	125
2006	22	158
2007	22	130
2008	20	85
Thereafter	—	—

Total future minimum lease payments	108	808
Less: amount representing interest	(13)

	95

As of December 31, 2003, the Company had capital expenditure commitments of US$126.

(b)	Contingencies

As of December 31, 2003, December 31, 2002 and April 30, 2002, the Company provided guarantee in respect of bank mortgage loans granted to a director, Mr. Yih Yu Chuan to the extent of US$370, US$437 and US$672 respectively.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	COMMON STOCK, WARRANTS AND CONVERTIBLE DEBENTURES

(a)	In the Initial Public Offering, the Company has issued 1,679,000 warrants (including 219,000 over-allotment warrants). Each warrant entitles the holders to purchase one share of common stock at a price of US$5.75 per share for a period of five years from the effective date of the offering on April 15, 1998. The Company has received all proceeds from the issue totalling US$210 and was recorded in the Company’s additional paid-in capital. On December 5, 2002, the Company announced a two-year extension for these 1,679,000 warrants to April 15, 2005.

(b)	In addition to note 13(a) above, the representative of the Initial Public Offering received warrants to purchase 146,000 shares of common stock at US$8.25 per share and options to purchase 146,000 warrants, each of which also entitles the holder to purchase one share of common stock at US$8.25 per share, at US$0.20625 per warrant. The warrants are exercisable from April 15, 1998 and have been extended by two years to April 15, 2005. The options are exercisable from April 15, 1998 and expired on April 15, 2003.

(c)	On October 29, 1999, the Company entered into a Securities Purchase Agreement with an accredited investor pursuant to which the Company agreed to issue and the investor agreed to purchase up to US$10,500 of 3% Convertible Debentures, as well as common stock purchase warrants. The Debenture is convertible into the shares of the Company’s common stock, with an exercise price at the lesser of Fixed Conversion Price or the Variable Conversion Price. The Fixed Conversion Price is the greater of US$5.00 per share or 125% of the average closing bid price of the common stock for the 15 trading days ending on the trading day immediately before the respective Closing Dates. The Variable Conversion Price represents 92% of the average of the two lowest closing bid prices of the common stock during the 20 trading days immediately prior to conversion.

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

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	COMMON STOCK, WARRANTS AND CONVERTIBLE DEBENTURES (CONTINUED)

(d)	During the eight months ended December 31, 2002, the Company repurchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of US$391. In July 2003, the Company sold 318,200 shares to a non-affiliated party for a consideration of US$541.

(e)	During the year ended December 31, 2003, warrants to purchase 150,000 shares of common stock and 1,122,500 stock options were exercised. As a warrantholder elected to take the cashless exercise of 95,891 shares of common stock, a total of 1,218,391 shares of common stock of the Company were issued accordingly.

As of December 31, 2003, the Company had 9,890,006 shares of common stock issued.

14.	EMPLOYEE RETIREMENT BENEFIT PLANS

Prior to December 1, 2000, the Company operated a defined contribution retirement plan (Retirement Plan) which is optional for all qualified employees in Hong Kong. The assets of the Retirement Plan are held separately from those of the Company in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Company at rates specified in the rules of the Retirement Plan. Where employees leave the Retirement Plan prior to vesting fully in the contributions, the contributions payable by the Company are reduced by the amount of forfeited contributions.

Following the introduction of the Mandatory Provident Fund (MPF) legislation in Hong Kong, the Company has participated in the defined contribution mandatory provident fund since December 1, 2000. Both the Company and its employees in Hong Kong make monthly contributions to the fund at 5% of the employees’ earnings as defined under Mandatory Provident Fund legislation. The 5% monthly contribution of the Company and the employees are subject to a cap of US$0.128 per month and thereafter contributions are voluntary. When employees leave the MPF scheme prior to vesting fully in voluntary contributions, the contributions payable by the Company are reduced by the amount of forfeited contributions.

The amounts of forfeitures in respect of Retirement Plan and MPF scheme for the year ended December 31, 2003, for the eight months ended December 31, 2002, for the years ended April 30, 2002 and 2001 were US$11, US$17, US$46 and US$2 respectively which was available to reduce the Company’s employer contribution payable in future periods.

As stipulated by the rules and regulations in the PRC, the PRC subsidiaries are required to contribute to a state-sponsored social insurance plan for all of its employees at rates ranging from 12% to 17% of the basic salary of its employees. The state-sponsored retirement plan was responsible for the entire pension obligations for the actual pension payments or post-retirement benefits beyond the annual contributions.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	EMPLOYEE RETIREMENT BENEFIT PLANS (CONTINUED)

The Company has adopted Profit Sharing Plan and Trust (Profit Sharing Plan) for the benefit of substantially all employees in the US that satisfied the age and service requirements. The Company’s contributions are determined according to a discretionary formula in an amount determined each year by the management and will be allocated to each Qualifying Participant’s Individual account using the pro rata formula. No profit sharing expense made during all financial periods since its adoption.

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$543, US$290, US$481 and US$377 for the year ended December 31, 2003, for the eight months ended December 31, 2002, for the years ended April 30, 2002 and 2001 respectively.

15.	STOCK-BASED COMPENSATION

(a)	Stock incentive plan

On June 1, 1998, the Company adopted a stock option plan (The 1998 Plan) which was approved by the shareholders on December 9, 1998. The 1998 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company. Out of the stock options provided, 1,285,000 stock options were issued in accordance with the terms of the 1998 Plan on April 12, 1999 to certain officers, directors, key employees and advisors of the Company at an exercise price of US$5.0 per share (the fair market value of the common stock as of April 12, 1999) and are exercisable during the period from April 12, 1999 to April 11, 2009.

Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the 1998 Plan shall be at least 100% of the fair market value per share of such shares on the date of grant, with a term of ten years.

On July 1, 2003, the Company adopted the second stock plan (The 2003 Plan) which was approved by the shareholders on December 5, 2003. The 2003 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 4,000,000 stock options to officers, directors, key employees and advisors of the Company. The purchase price of the shares of the Common Stock covered by The 2003 Plan could be less than, equal to or greater than 100% of the fair market value of the Common Stock at the time of grant, with a term of ten years.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (CONTINUED)

(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	As of December 31,				As of April 30,
	2003		2002		2002		2001
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		exercise		exercise		exercise		exercise
	Options	price	Options	price	Options	Price	Options	price
		US$		US$		US$		US$
Outstanding, beginning of year/period	3,025,500	2.00	2,918,000	2.00	3,376,000	2.00	1,550,000	5.00
Granted	2,000,000	2.00	300,000	2.00	—	—	5,226,000	2.35
Exercised	(1,122,500)	2.00	—	—	—	—	—	—
Cancelled	(89,000)	2.00	(192,500)	2.00	(458,000)	2.00	(3,400,000)	3.91

Outstanding, end of year/period	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00	3,376,000	2.00

Exercise price equals to market price on date of grant	1,739,000	2.00	2,838,000	2.00	2,918,000	2.00	3,376,000	2.35
Exercise price exceeds to market price on date of grant	2,075,000	2.00	187,500	2.00	—	—	—	—

	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00	3,376,000	2.35

Exercisable, end of year/period	2,557,000	2.00	2,913,000	2.00	2,918,000	2.00	3,376,000	2.00

Weighted average remaining contractual life	7.04 years		5.33 years		6.06 years		7.06 years

All options issued, other than 1,257,000 options are immediately exercisable as of December 31, 2003. The 1,257,000 options are issued and outstanding but only vest in additional increments of 337,500, 337,500, 300,000 and 282,000 upon 2004, 2005, 2006 and 2007 respectively. The options totaling 1,257000 and 112,500 for the year ended December 31, 2003 and for the eight months period ended December 31, 2002 respectively, were not included in the diluted income per share calculation because their effect would have been anti-dilutive.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (CONTINUED)

(b)	Warrants

(i)	The Company issued to a placement agent two warrants to purchase an aggregate of 65,000 shares of common stock for the services rendered in respect of the issue of the convertible debentures on November 5, 1999 and March 22, 2000 (see note 13(c)).

(ii)	On July 31, 1999 the Company entered into a consulting agreement with a consultant which providing investor relationship services to the Company, and the Company agreed to issue a 5-year common stock purchase warrant, with the expiry date on July 30, 2004. The consulting agreement was terminated on January 31, 2000 and a warrant to purchase 35,000 shares of common stock of the Company at an exercise price of US$5.00 was issued.

(iii)	On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:

•	purchase 100,000 shares at US$2.29 per share exercisable through May 31, 2003 (expired, as of December 31, 2003);

•	purchase 80,000 shares at US$3.43 per share exercisable through May 31, 2004;

•	purchase 80,000 shares at US$4.57 per share exercisable through May 31, 2005.

(iv)	On May 27, 2001, the Company entered into another consulting agreement with a consultant. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 100,000 shares of the common stock of the Company. On the same day, the Company issued to the consultant the said warrants at US$2.79 per share exercisable through May 26, 2002.

(v)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company in consideration for consultancy services at US$3.00 per share exercisable through August 15, 2006.

(vi)	On April 15, 2002, in accordance with a common stock purchase agreement, the Company issued to an investor warrants to purchase 150,000 shares of common stock of the Company at US$1.79 per share exercisable through April 14, 2005. The warrants were exercised in July 2003 and 95,891 shares of common stock were issued accordingly pursuant to the cashless exercise.

(vii)	Pursuant to a strategic advisory services agreement dated July 1, 2003, the Company issued to a consultant warrants to purchase 600,000 shares of common stock of the Company at US$2 per share exercisable through March 31, 2004.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	STOCK-BASED COMPENSATION (CONTINUED)

(b)	Warrants (Continued)

Save as disclosed above, none of the warrants as aforesaid was exercised for the year ended December 31, 2003, for the eight-month period ended December 31, 2002 and for each of the years in the two-year period ended April 30, 2002. The costs associated with these transactions are accounted for based on fair value of the warrants at the date of issue.

In addition, incentive stock options were issued to consultants/advisers under The 1998 Plan (see note 15(a)) to purchase the common stock of the Company as part of their fees during the year ended April 30, 2001. The costs associated with these transactions are also accounted for based on the fair value of these options at the date of issue.

Using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended
	December 31, 2003	April 30, 2002	April 30, 2001
Expected dividend yield	—	—	—
Expected stock price volatility	9%	23%	22%
Risk-free interest rate	1.07%	4.23%	5.34%
Expected life of options	0.75 years	3.21 years	3 years

The fair value of these warrants and options was estimated as US$9, US$297, US$266 respectively for the years ended December 31, 2003, April 30, 2002 and 2001. There were no incentive stock options and warrants granted and issued to consultants/advisers during the eight months ended December 31, 2002, and accordingly no related costs arose. The additional expense was recognized in the consolidated statement of operations and the same amount was recorded in the Company’s additional paid-in capital.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Existing relationships with the Company
Yih Yu Chuan	Director and major shareholder of the Company
Gemological Institute of America, Hong Kong Limited	Common director
iBBC Inc.	Common director (Became a subsidiary)
Gemriver Jewelry Limited	Common directors (Became a subsidiary)
Tanzanite (H.K.) Limited	Common directors

(b)	Summary of balances with related parties:

			As of	As of	As of
			December 31,	December 31,	April 30,
	Note		2003	2002	2002
			US$	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited			464	464	468
Tanzanite (H.K.) Limited			44	47	53

	(i	)	508	511	521

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			9,147	8,311	8,440

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of related party transactions:

		Year ended	8 months ended	Year ended	Year ended
		December 31,	December 31,	April 30,	April 30,
	Notes	2003	2002	2002	2001
		US$	US$	US$	US$
Sales:
Gemriver Jewelry Limited	(ii)	—	—	—	158

Purchase of equity interest in iBBC Inc., an entity controlled by Yih Yu Chuan		—	—	2,460	—

Advances to:
Gemriver Jewelry Limited	(iii)	—	—	679	711
iBBC Inc.		—	—	4,763	—

		—	—	5,442	711

Repayment from:
Gemriver Jewelry Limited		—	—	1,360	—
iBBC Inc.		—	—	4,951	—

		—	—	6,311	—

(i)	The amounts due from related parties represent unsecured advances which are interest-free and repayable on demand.

(ii)	The sales to the related party are made according to the published prices and conditions offered to the major customers of the Company.

(iii)	The advances were expenses paid on behalf of related parties with terms set out in note 16(c)(i) above.

The related party transactions with Gemriver Jewelry Limited and iBBC Inc. as aforesaid relate to transactions made before they became subsidiaries of the Company.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	SEGMENT INFORMATION

The management reported segment information on a geographical basis as over 90% of the Company’s turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry. In respect of geographical segment reporting, revenues are based on the country in which the customer is located. Total long-lived assets are where the assets are located.

(a)	Geographical segments:

	Year ended	8 months ended	Year ended	Year ended
	December 31,	December 31,	April 30,	April 30,
	2003	2002	2002	2001
	US$	US$	US$	US$
Revenue from external customers:
US & Canada	42,851	24,545	28,810	38,463
Hong Kong	1,961	1,451	4,897	599
Europe and other countries	8,017	3,469	5,518	7,028
PRC	—	—	6	74
Japan	5,338	2,344	9	121

	58,167	31,809	39,240	46,285

	As of	As of	As of
	December 31,	December 31,	April 30,
	2003	2002	2002
	US$	US$	US$
Carrying amount of long-lived assets:
Hong Kong	5,564	5,744	6,224
PRC	3,030	3,027	2,318
US	303	403	394

Total long-lived assets (excluding goodwill)	8,897	9,174	8,936
Reconciling items:
Others	51,789	39,714	34,587

Total consolidated assets	60,686	48,888	43,523

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	SEGMENT INFORMATION (CONTINUED)

(b)	The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		8 months ended		Year ended		Year ended
	December 31, 2003		December 31, 2002		April 30, 2002		April 30, 2001
	US$	%	US$	%	US$	%	US$	%
Sterling, Inc	5,870	10	2,709	9	3,121	8	3,605	8
QVC Network Inc.	5,869	10	8,021	25	10,963	28	21,848	47
Goldleaves Trading Ltd.	1,858	3	1,418	4	4,273	11	—	—

Trade receivables related to these major customers were US$4,311, US$4,885 and US$4,193, as of December 31, 2003, December 31, 2002 and April 30, 2002 respectively.

18.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

ITEM 19. EXHIBITS

     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)

Date: March 30, 2004	By:	/s/ Yu Chuan Yih Yu Chuan Yih Chairman

EXHIBIT INDEX

Exhibit		Page
Number	Description of Exhibit	Number
1.1	Memorandum of Association of the Company *
1.2	Articles of Association of the Company *
1.3	Amendment to Articles of Association of the Company *
4.1	Employment Agreement of Yu Chuan Yih with the Registrant
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.