Form 20-F
period 2004-12-31
LJ INTERNATIONAL INC
filed 2005-03-31
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                         to

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

12,304,658 Common Stock
1,679,000 Warrants

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

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

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)

          The following selected consolidated financial data with respect to the year ended April 30, 2002, the eight-month period ended December 31, 2002 and each of the two-year period ended December 31, 2004 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data
	Year ended		Eight-month period ended			Year ended
	April 30,		December 31,			December 31,
	2001	2002	2001	2002	2002	2003	2004
			(Unaudited)		(Unaudited)
Statement of Operations Data:

Revenues	46,285	39,240	25,042	31,809	46,007	58,167	77,379

Cost of Goods sold	31,540	35,731	18,602	22,820	39,951	44,947	61,265

Gross profit	14,745	3,509	6,440	8,989	6,056	13,220	16,114

Operating expenses
Selling, general and administrative	(9,398)	(8,963)	(5,905)	(6,433)	(9,525)	(9,133)	(11,578)
Unrealized gain (loss) on derivatives	44	(660)	(119)	(435)	(975)	(162)	(482)
Depreciation	(808)	(1,031)	(565)	(863)	(1,328)	(1,184)	(1,032)
Impairment on property, plant and equipment	—	(345)	—	(108)	(417)	(84)	—
Amortization and impairment loss on goodwill	(27)	(242)	(18)	(400)	(624)	(200)	—

						—
Income (loss) from operations	4,556	(7,732)	(167)	750	(6,814)	2,457	3,022

Other revenues	570	352	265	205	291	453	844
Interest expenses	(1,780)	(652)	(424)	(441)	(668)	(753)	(902)
Issuance costs for convertible debentures	—	—	—	—	—	—	—

Impairment loss on investment security	—	—	—	(200)	(200)	—	—

Operating income (loss) before income taxes and minority	3,346	(8,032)	(326)	314	(7,391)	2,157	2,964
Incomes taxes (expense) credit	(211)	101	(39)	(101)	39	(352)	(277)
Income (Loss) before minority interests	3,135	(7,931)	(365)	213	(7,352)	1,805	2,687
Minority interests in consolidated subsidiaries	—	30	—	120	150	8	—

Net income (loss)	3,135	(7,901)	(365)	333	(7,202)	1,813	2,687

Net income (loss) per share:
Basic	0.37	(0.91)	(0.04)	0.04	(0.84)	0.21	0.24
Diluted	0.37	(0.91)	(0.04)	0.04	(0.84)	0.19	0.22
Pro forma basic	0.13	(0.91)	(0.04)	0.04	(0.84)	0.19	0.23
Pro forma diluted	0.13	(0.91)	(0.04)	0.04	(0.84)	0.17	0.21

Weighted average number of shares
Basic	8,567	8,672	8,672	8,493	8,551	8,757	11,119
Diluted	8,617	8,779	8,832	8,493	8,551	9,706	12,107
Pro forma basic	8,567	8,672	8,672	8,493	8,551	8,757	11,119
Pro forma diluted	8,617	8,779	8,832	8,493	8,551	9,706	12,107

Balance Sheet Data:
Working capital	20,153	12,115	18,537	11,896	11,896	17,053	23,617
Total assets	48,094	43,523	51,062	48,888	48,888	60,686	75,039
Long-term obligation	287	8	12	—	—	77	58
Total stockholders’ equity	31,161	23,557	30,943	23,294	23,294	27,902	34,156

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

We depend upon one customer for at least 10% of our sales and we cannot be certain that these sales will continue. If they do not, our revenues will likely decline.

          Although we sell to a large number of customers in a variety of markets, at least 10% of our sales involves offerings to one customer. For the fiscal years ended December 31, 2003 and 2004, this customer accounted for approximately 9% and 11% of our sales. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contracts with it, who orders only on a “purchase order” basis. The loss of this customer or a significant reduction in its orders would have a materially adverse effect.

We are controlled by one of our existing shareholders, whose interests may differ from other shareholders.

          Our largest shareholder beneficially owns or controls approximately 27.7% of our outstanding shares as of December 31, 2004. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all, or substantially all, of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

          We have obtained fire, casualty and theft insurance aggregating approximately $35.0 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.

          The approximately 34% of our sales during the fiscal year ended December 31, 2004 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 66% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

          LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. We own all of the issued share capital in the following significant subsidiaries:

•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987.

•	Lorenzo Gems Manufacturing (Shenzhen) Co., Ltd.

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Shenzhen PGS Jewelry Mfg.

•	Lorenzo (Shenzhen) Co., Ltd.

          Due to the restrictions on foreign ownership on the retail business of jewelries, the Company, through loans to the agents, established Lorenzo (Shenzhen) Co., Ltd (LSC) to carry out the retail business of jewelries in the PRC. LSC is a variable interest entity (VIE) owned by two individuals, who are acting as agents. Pursuant to various agreements entered into between the Company, the agents and LSC on May 21, 2004, the Company generally has control of LSC and is considered the primary beneficiary of LSC.

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

          We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.

          For the years ended December 31, 2003 and 2004, approximately 74% and 73% of our sales were in North America.

          The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

	Year ended
	April 30,	8 Months ended December 31,		Year ended December 31,
	2002	2001	2002	2002	2003	2004
		(Unaudited)		(Unaudited)
	US$	US$	US$	US$	US$	US$
US & Canada	28,810	19,373	24,545	33,275	42,851	56,186
Hong Kong	4,897	1,383	1,451	4,379	1,961	3,765
Europe and other countries	5,518	4,167	3,469	4,832	8,017	13,062
PRC	6	—	—	—	—	208
Japan	9	119	2,344	2,801	5,338	4,158

	39,240	25,042	31,809	45,287	58,167	77,379

Our Industry

          The jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:

•	a small number of producers that make and distribute their own jewelry directly to retailers; and

•	a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.

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

          We are aggressively developing new product lines in exotic stones, which have high perceived values among semi-precious stones. We continue to expand into new product categories by:

•	marketing a line of sterling silver jewelry which are typically merchandised with a retail price range of $30 to $150

•	adding more lines into our “ Lorenzo” branded products with a retail price range of $199 to $999

•	offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings, as well as offering newly designed jewelry

•	launching “Lorenzo Gold”, our new gold jewelry product line

We intend to implement our business strategy by:

•	expanding our retail jewelry market in China

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels to include all major TV shopping programs in North America, Japan, Korea and Australia and further developing business with top-40 Retail Jewelry Chains in the U.S.

Our Production Capability

          We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for six years and has 9,232 square meters of production space. We currently employ approximately 2,500 skilled gemstone cutters and production personnel and turned out approximately two million pieces of finished fine jewelry during the fiscal year ended December 31, 2004.

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

Design and Product Development

          We have 20 internationally trained designers who work from our Hong Kong, U.S. and China offices. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.

          We provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer more than 40,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desired in the market.

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

Supply

          We cut our own semi-precious stones. We purchase imported gemstones which are from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, and Africa is the main source of tanzanite, mandarine garnet, aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China. We source our diamonds mainly from suppliers in India. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years.

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

          In North America, the market, although highly fragmented, does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include E.E.A.C. Inc. and Fabrikant.

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

Private Placement Offering

          On September 1, 2004, we entered into securities purchase agreements with a group of investors for issuance of common stock and five-year warrants to purchase shares of common stock. We sold to the investors 1,614,082 units at a price of $2.20 per unit, each unit consisting of one share of common stock and one warrant to acquire up to 30% of the common stock so issued at an exercise price of $2.98 per share, which expires on September 3, 2009. At the closing, we issued an aggregate of 1,614,082 shares and 484,221 warrants and received net proceeds after expenses of the transaction of approximately $2.8 million.

          We also entered into registration rights agreements with the investors. Pursuant to the terms of the registration rights agreements, we agreed to register the shares of common stock and the shares underlying the warrants for resale on behalf of the investors. The registration of the common stock and the shares underlying the warrants became effective on October 12, 2004.

C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2004:

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

          Our jewelry production facility in Shenzhen, China consists of 9,232 square meters of building space located in the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 5,254 square meters of this space. We also currently lease:

•	1,751 square meters for a term of five years expiring August 31, 2007 from an unaffiliated third party at a rental rate of $3,817 per month;

•	1,751 square meters for a term of two years expiring June 30, 2006, at a rental rate of $3,567 per month; and

•	475 square meters for a term of one year expiring December 31, 2005, at a rental rate of $854 per month.

          We own two warehouse facilities in Hung Hom and Aberdeen consisting of 5,432 square feet and 5,200 square feet. We also own additional properties in Sai Kung and Hung Hom. We lease all four of these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.

          Our production facilities are currently utilized for one shift per day but are capable of being expanded to accommodate three shifts per day as necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-looking Statements.” All amounts shown for the eight-month period ended December 31, 2001 and for the year ended December 31, 2002 are unaudited.

A. OPERATING RESULTS.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenues

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Revenues	$25,042	$31,809	$46,007	$58,167	$77,379	27%	26%	33%

          The increase in revenue for the year ended December 31, 2004, compared with the year ended December 31, 2003, and the increases for the year ended December 31, 2003 compared the year ended December 31, 2002 were attributable to the acceptance of new products, the rise in orders from existing customers and new customers.

          The increase in revenue for the eight-month period ended December 31, 2002, compared with the same period in 2001,was due to our successful marketing efforts in winning new, major blue chip customers, as well as the positive reception of our new products.

Cost of Sales and Gross Profit

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Cost of sales	$18,602	$22,820	$34,241	$44,947	$61,265	23%	31%	36%

% of revenues	74%	72%	75%	77%	79%

Cost of sales - write down of inventory	$0	$0	$5,710	$0	$0	N/A	-100%	N/A

% of revenues	0%	0%	12%	0%	0%

Gross profit	$6,440	$8,989	$6,056	$13,220	$16,114	40%	118%	22%

% of revenues	26%	28%	13%	23%	21%

          The gross profit margin dropped to 21% for the year ended December 31, 2004 from 23% for the year ended December 31, 2003. The decrease in gross profit margin was due to the rise in diamond price which we could not pass to customer for orders accepted before the rise in price and also the sales to discount chain stores.

          The gross profit margin increased to 23% for the year ended December 31, 2003 from 13% for the year ended December 31, 2002. It was due to the following adjustments on inventory made for the year ended December 31, 2002.

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

Selling, General and Administrative Expenses

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Selling, general and administrative expenses	$5,905	$6,433	$9,525	$9,133	$11,578	9%	-4%	27%

% of revenues	24%	20%	21%	16%	15%

          Selling, general and administrative (SG&A) expenses maintained at 15% of revenue for the year ended December 31, 2004, compared with 16% of revenue for the year ended December 31, 2003.

          Selling, general and administrative (SG&A) expenses decreased by 5% of revenue for the year ended December 31, 2003, compared with the year ended December 31, 2002. Between 2002 and 2003, our SG&A expenses fell as a direct result of the corporate reengineering exercise we had undertaken right after the 9/11 terrorist attacks in the US. The measures we instituted led to substantial cost savings and administrative, sales and operational efficiencies.

Unrealized loss (gain) on derivatives

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Unrealised loss (gain) on derivatives	$119	$435	$975	$162	$482	266%	-83%	198%

% of revenues	0%	1%	2%	0%	1%

(with the hedging mechanism in place since 2003, we have the realized gain on hedging activities included in “Other Revenues.”)

Realized gain on hedging activities	$0	$0	$0	$249	$681	N/A	N/A	173%

% of revenues	0%	0%	0%	0%	1%

          We have secured “gold loan” facilities with various banks in Hong Kong, which typically bear a below-market interest rate. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold. In the past, we did not hedge against such risks and at the close of each reporting period, the gold loan was valued at fair value with changes reflected on the income statement. However, the volatility of prices in the lead-up to the war in Iraq prompted us to make unrealized loss on derivatives of $119,000 and $435,000 for the eight months periods ended December 31, 2001 and December 31, 2002 respectively and to cover possible losses resulting from price fluctuations.

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

          With the hedging mechanism in place, we have incurred an unrealized loss of $482,000 and realized gain of $681,000 on derivatives, which has been included in “Other Revenues” of $844,000, for the year ended December 31, 2004.

Depreciation

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Depreciation	$565	$863	$1,328	$1,184	$1,032	53%	-11%	-13%

% of revenues	2%	3%	3%	2%	1%

          Depreciation decreased 13% to $1,032,000 for the year ended December 31, 2004 from $1,184,000 for the year ended December 31, 2003. It was due to a portion of furniture, fixtures and equipment acquired were fully depreciated during the year.

          Depreciation decreased 11% to $1,184,000 for the year ended December 31, 2003 from $1,328,000 for the year ended December 31, 2002, as depreciation of $158,000 on leasehold improvements in production facilities was included in April 2002 that we ceased to use before the expiry of their leases.

          The increase in depreciation costs primarily represents the impact of on-going capital expenditures and assets acquired for the eight months ended December 2002. It also incorporated a provision of $158,000 for the depreciation on leasehold improvements to production facilities we ceased to use before the expiry of their leases.

Impairment on property, plant and equipment

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Impairment on property, plant and equipment	$0	$108	$417	$84	$0	N/A	-80%	-100%

% of revenues	0%	0%	1%	0%	0%

          The impairment loss represents the write-off of property, plant and equipment as a result of the consolidation of production facilities.

Amortization and impairment loss on goodwill

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Amortization and impairment loss on goodwill	$18	$400	$624	$200	$0	2122%	-68%	-100%

% of revenues	0%	1%	1%	0%	0%

          In July 2001, Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which provides that goodwill and intangible assets with indefinite useful lives will not be amortized but rather will be tested at least annually for impairment.

          In March 2002, goodwill is attributed to the acquisition of a jewelry retail company. Impairment loss of the related goodwill was charged for the eight-month period ended December 31, 2002 and for the year ended December 31, 2002 and for the year ended December 31, 2003.

Interest cost

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Interest expenses	$424	$441	$668	$753	$902	4%	13%	20%

% of revenues	2%	1%	1%	1%	1%

          Interest expenses increased for the years ended December 31, 2003 and 2004 was due to a higher utilization rate of credit line facilities as working capital.

Impairment loss on investment

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Impairment loss on investment securities	$0	$200	$200	$0	$0	N/A	-100%	N/A

% of revenues	0%	1%	0%	0%	0%

          Impairment loss on investment was related to the acquisition in April 2001 for 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones (the Investee).

          Pursuant to the purchase agreement dated January 1, 2005, the Company would pay US$2,827,500 to the Investee for the issuance of 3,900 new shares therein (Acquisition). The Acquisition was completed on January 1, 2005. The Company then became the major stockholder holding 98% equity interests in the Investee, which became a subsidiary of the Company.

Income taxes

						% change
						Eight-
	Eight-month period ended					month	Years ended	Years ended
	December 31,		Year ended December 31,			period	December 31,	December 31,
(in thousands)	2001	2002	2002	2003	2004	2001-2002	2002-2003	2003-2004
	Unaudited		Unaudited
Incomes taxes expense (credit)	$39	$101	$(39)	$352	$277	159%	-1003%	-21%

% of revenues	0%	0%	0%	1%	0%

          We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.

          For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 17.5%.

          Two of our subsidiaries in China are registered to qualify as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.

          One of our subsidiaries in China is currently enjoying the tax concessions which will expire in fiscal 2005. Another subsidiary in China is enjoying the tax holiday as its first profit-making year in 2004. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 15%.

          For other subsidiaries in China, the prevailing corporate income tax rate is 15%.

          During the years ended December 31, 2003 and 2004, there included tax overprovision adjustment of $92,000 and $22,000 respectively, after the finalization of tax assessment for prior year.

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

Cash Flows

	Eight-month period ended December
	31,		Years ended December 31,
(in thousands)	2001	2002	2002	2003	2004
	(Unaudited)		(Unaudited)
Net cash provided by (used in) operating activities	$(787)	$3,374	$4,276	$1,489	$(5,690)

Net cash provided by (used in) investing activities	(384)	(2,207)	(4,941)	(468)	(1,179)

Net cash provided by (used in) financing activities	185	(824)	1,009	704	7,375

Effect of foreign exchange rate change	—	(68)	(68)	—	—

Net increase (decrease) in cash and cash equivalents	(986)	275	276	1,725	506

Operating Activities:

          The negative cash flow from operating activities for the year ended December 31, 2004 and the decrease in net cash provided by operating activities in the year ended December 31, 2003 compared with the year ended December 31, 2002 reflected our accumulation of inventory of cut stones, diamond in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business in Hong Kong and China. The rise in the cost of rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders also accentuated the negative cash flow.

          The increase in cash flow in the eight-month period ended December 31, 2002 compared with the same period in 2001 resulted from growth in revenues and improved working capital management.

Investing Activities:

          For the year ended December 31, 2004, net cash used in investing activities was for the capital expenditures, mainly for renovation and improvement of the existing production facilities in Shenzhen and renovation of shops for the new retail business and other on-going business necessities, and for increase in restricted cash deposits for securing new banking facilities.

          For the year ended December 31, 2003, net cash used in investing activities was for the capital expenditures, mainly for new production facilities in Shenzhen, and for other on-going business necessities, reduced by the release of restricted cash deposits from the bank.

          In addition to on-going capital expenditures and restricted cash deposits, we undertook various one-off investments that contributed to changes in our net cash positions for the various reporting periods. The increase in cash used in investing activities for the years ended December 31, 2002, 2003 and 2004 and for the eight-month period ended December 31, 2002, was due to new manufacturing facilities in China, as well as an increase in restricted cash deposits for securing banking facilities.

          Our capital expenditure by category for the periods presented were:

Capital expenditure

	Eight-month period ended
	December 31,		Years ended December 31,
(in thousands)	2001	2002	2002	2003	2004
	(Unaudited)		(Unaudited)
Land & buildings	$—	$721	$721	$330	$—
Leasehold improvement	$95	$159	$279	$190	$487
Furniture, fixtures and equipment	$239	$382	$324	$250	$189
Plant and machinery	$21	$282	$285	$93	$51
Motor vehicles	$—	$12	$12	$133	$—

Total	$355	$1,556	$1,621	$996	$727

Financing Activities:

          Net cash provided by financing activities for the year ended December 31, 2004 was $7,375,000, which included proceeds of $2,746,000 from private placement of common stock, $810,000 from issuance of shares upon exercise of stock options, increase of new loans and offset by the repayment of matured bank loans, and reduction of bank overdrafts utilization level.

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

          Letters of Credit, overdrafts and others:

	As of December 31,
(in thousands)	2001	2002	2003	2004
	(Unaudited)
Letters of credit	$14,424	$12,985	$19,005	$26,833
Overdraft	$3,532	$3,244	$3,397	$3,461

	17,956	16,229	22,402	30,294

Utilized :
Letters of credit utilized	$8,197	$8,559	$13,619	$15,423
Overdraft utilized	$2,313	$3,107	$1,312	$607

	10,510	11,666	14,931	16,030

          The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

          The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

          Notes payable:

	As of December 31,
(in thousands)	2001	2002	2003	2004
	(Unaudited)
Notes payable	$447	$1,073	$1,516	$2,487

          We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of December 31,
(in thousands)	2001	2002	2003	2004
	(Unaudited)
Gold loans outstanding (in $)	$3,627	$3,700	$3,118	$6,488
Gold loans outstanding (in troy ounces)	12,450	12,950	10,900	17,920

Gold loan interest rate	1.65%-4.1%	1.5%-2.4%	1.6%-2.4%	2.1%-2.5%

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

Impact of recently issued US GAAP accounting standards

See Note 2(y) to the Consolidated Financial Statements in this Form 20-F for a summary of recently issued accounting pronouncements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

               During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D. TREND INFORMATION.

               The total production for fiscal year ending December 31, 2005 is estimated to be at least 10% greater than the level for fiscal year 2004. The sales for fiscal year 2005 are estimated at approximately US$85 million, compared to US$77 million for the fiscal year ended December 31, 2004. The gross profit margin for fiscal year 2005 is estimated to stay at the same 21% level as fiscal year 2004.

E. OFF-BALANCE SHEET ARRANGEMENTS.

Except for those disclosed in the Consolidated Financial Statements, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

               As of the December 31, 2004, we had the following known contractual obligations:

Contractual Obligations
As of December 31, 2004

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	US$	US$	US$	US$	US$
Capital (Finance) Lease Obligations	77	19	39	19	—
Operating Lease Obligations	1,201	625	489	87	—

Total	1,278	644	528	106	—

               We had entered into finance lease agreements for the purchase of motor vehicles in 2003. The financed amount was $95,000, bearing interest at 5%-6% per annum, and repayable in 60 monthly installments beginning in 2003. A minimum finance charge may be charged if we pay off all the balance early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

               Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	65	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	40	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	45	Chief Financial Officer and Director
Po Yee Elsa Yue	40	Non-Executive Director
Lionel C. Wang	49	Non-Executive Director

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

B. COMPENSATION.

               The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2004 on an accrual basis, for services in all capacities, was $918,000. During the fiscal year ended December 31, 2004, we contributed an aggregate amount of $22,000 toward the pension plans of our directors and executive officers.

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

C. BOARD PRACTICES.

               Each of our five current directors was elected at our last annual meeting of shareholders held June 25, 2004 to serve a one-year term or until their successor is elected and qualified.

               There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

               Our board of directors has established an audit committee, which currently consists of Messrs. Yih and Wang and Ms. Yue. Its functions are to:

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

D. EMPLOYEES.

               As of December 31, 2004, we employed approximately 2,500 persons on a full-time basis for our production of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employee relations are good.

E. SHARE OWNERSHIP.

               The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of December 31, 2004 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.

               As of December 31, 2004, we had 12,304,658 shares of our common stock issued and outstanding.

               This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

               The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Yu Chuan Yih	3,842,853	(1)(2)	27.7%
Ka Man Au	77,500	(3)	*
Hon Tak Ringo Ng	62,500	(4)	*
Po Yee Elsa Yue	4,000		*
Lionel C. Wang	0		*
All directors and executive officers as a group (5 persons)	3,986,853		28.4%

*	Represents less than 1% beneficial ownership

(1)	Of Mr. Yih’s 2,267,853 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation, which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%).

(2)	Includes options currently exercisable by Mr. Yih to acquire 775,000 shares of common stock at $2.00 per share at any time until April 30, 2008 and 800,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(3)	Represents options currently exercisable to acquire 40,000 shares of common stock at $2.00 per share at any time until April 30, 2008 and 37,500 shares of common stock at $2.00 per share at any time until June 30, 2013.

(4)	Represents options currently exercisable to acquire 25,000 shares of common stock at $2.00 per share at any time until April 30, 2008 and 37,500 shares of common stock at $2.00 per share at any time until June 30, 2013.

The 1998 Stock Compensation Plan

     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

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

               As of December 31, 2004, 1,507,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,429,000 and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013, respectively, of which 1,640,000 are held by our directors and officers as a group.

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

               As of December 31, 2004, 20,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,258,000 shares at $2.00 per share and 200,000 shares at $2.35 per share through June 30, 2013, of which 312,000 are held by our directors and officers as a group.

Other Options and Warrants Outstanding

               As of December 31, 2004, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	1,679,000 common stock purchase warrants which are publicly traded and which we issued in our April 1998 initial public offering to purchase 1,679,000 shares of common stock at $5.75 per share through April 15, 2005 (as amended)

•	146,000 stock purchase options to purchase 146,000 shares of common stock at $8.25 per share through April 15, 2005 (as amended), which we sold to the IPO underwriter and/or persons related to the underwriter

•	warrants to purchase 87,500 shares at $6.9375 per share through March 31, 2005 which we granted to two investors and a placement agent in connection with a tranche of our 3% Convertible Debentures on March 22, 2000

•	warrants to purchase 80,000 shares at $4.57 per share through May 31, 2005 which we granted to a former financial consultant on June 1, 2001 for services rendered in connection with corporate development

•	warrants to purchase 200,000 shares at $3.00 per share through August 15, 2006 which we granted to The Bauer Partnership, Inc. on August 16, 2001, in connection with a proposed debt placement which was never completed

•	warrants to purchase 484,221 shares at $2.98 per share through September 3, 2009 which we sold to a group of investors pursuant to a private placement offering on September 1, 2004

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

               Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

               As of December 31, 2004, we had 280 record holders of our common stock. Of the 12,304,658 shares outstanding as of December 31, 2004, 8,935,917 shares were held by CEDE & Co.

               To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

               To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.

               Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $8,311,000, $9,147,000 and $12,971,000 as of December 31, 2002, 2003 and 2004. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.

               During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2004, the balance of the mortgage loans amounted to $307,000.

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

               Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended April 30, 2000	$6.69	$3.00
Year ended April 30, 2001	$3.88	$1.63
Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21

Quarter ended March 31, 2003	$1.30	$1.14
Quarter ended June 30, 2003	$1.85	$1.17
Quarter ended September 30, 2003	$5.00	$1.85
Quarter ended December 31, 2003	$4.89	$3.44
Quarter ended March 31, 2004	$5.74	$3.75
Quarter ended June 30, 2004	$4.23	$3.14
Quarter ended September 30, 2004	$3.79	$2.25
Quarter ended December 31, 2004	$3.36	$2.21

Month ended September 30, 2004	$2.80	$2.25
Month ended October 31, 2004	$2.34	$2.21
Month ended November 30, 2004	$2.82	$2.59
Month ended December 31, 2004	$3.36	$2.85
Month ended January 31, 2005	$3.15	$2.68
Month ended February 28, 2005	$3.46	$2.85

               Our warrants are listed and quoted for trading on The Nasdaq National Market under the symbol “JADEW.” The following table sets forth, during the periods indicated, the high and low last sale prices for the warrants as reported by Nasdaq:

Period	High	Low
Year ended April 30, 2000	$3.25	$1.00
Year ended April 30, 2001	$1.38	$0.22
Year ended April 30, 2002	$0.55	$0.02
Year ended December 31, 2002	$0.15	$0.01
Year ended December 31, 2003	$1.13	$0.02
Year ended December 31, 2004	$1.30	$0.17

Quarter ended March 31, 2003	$0.12	$0.04
Quarter ended June 30, 2003	$0.12	$0.02
Quarter ended September 30, 2003	$1.13	$0.12
Quarter ended December 31, 2003	$1.08	$0.54
Quarter ended March 31, 2004	$1.30	$0.61
Quarter ended June 30, 2004	$0.83	$0.60
Quarter ended September 30, 2004	$0.70	$0.23
Quarter ended December 31, 2004	$0.53	$0.17

Month ended September 30, 2004	$0.46	$0.23
Month ended October 31, 2004	$0.44	$0.19
Month ended November 30, 2004	$0.53	$0.17
Month ended December 31, 2004	$0.35	$0.20
Month ended January 31, 2005	$0.29	$0.16
Month ended February 28, 2005	$0.19	$0.07

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

(a) Disclosure Controls and Procedures.

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

(b) Management’s annual report on internal control over financial reporting.

               Not applicable.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees.

               The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $120,000 for the fiscal year ended December 31, 2003 and $140,000 for the fiscal year ended December 31, 2004.

(b) Audit — Related Fees.

               No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal year ended December 31, 2003 and for the fiscal year ended December 31, 2004.

(c) Tax Fees.

               The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $8,000 for the fiscal year ended December 31, 2003 and $8,000 for the fiscal year ended December 31, 2004. The nature of the services comprising these fees included data gathering for preparation, review and submission as agent of tax filing.

(d) All Other Fees.

               No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal year ended December 31, 2003 and for the fiscal year ended December 31, 2004.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

               In September 2001, we announced a common stock repurchase program pursuant to which we may repurchase up to 1,000,000 shares of common stock from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time without prior notice.

               We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS

               Not applicable.

ITEM 18. FINANCIAL STATEMENTS

               The following financial statements are being filed as part of this Annual Report on Form 20-F:

               Report of Independent Auditors

               Consolidated statements of operations for the year ended April 30, 2002 and for the eight-month period ended December 31, 2002 and for the years ended December 31, 2003 and 2004.

               Consolidated balance sheets as of December 31, 2002, 2003 and 2004.

               Consolidated statements of shareholders’ equity for the year ended April 30, 2002 and for the eight-month period ended December 31, 2002 and for the years ended December 31, 2003 and 2004.

               Consolidated statements of cash flows for the year ended April 30, 2002 and for the eight-month period ended December 31, 2002 and for the years ended December 31, 2003 and 2004.

               Notes to and forming part of the financial statements

LJ INTERNATIONAL INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations	F-3

Consolidated Balance Sheets	F-4

Consolidated Statements of Shareholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6 – F-7

Notes to and Forming Part of the Financial Statements	F-8 – F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and The Board of Directors of
LJ International Inc.

     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of December 31, 2004, December 31, 2003 and December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004, for the eight-month period ended December 31, 2002 and for the year ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LJ International Inc. and its subsidiaries as of December 31, 2004, December 31, 2003 and December 31, 2002, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, for the eight-month period ended December 31, 2002 and for the year ended April 30, 2002, in conformity with U.S. generally accepted accounting principles.

     As discussed in note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Boards (FASB) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46(R)) and, accordingly, began consolidating a variable interest entity as of May 21, 2004.

/s/ Moores Rowland Mazars

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong

Dated: March 24, 2005

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

					8 months
			Year ended	Year ended	ended	Year ended
			December 31,	December 31,	December 31,	April 30,
	Notes		2004	2003	2002	2002
			US$	US$	US$	US$
Operating revenue	2	(c)	77,379	58,167	31,809	39,240
Costs of goods sold			(61,265)	(44,947)	(22,820)	(35,731)

Gross profit			16,114	13,220	8,989	3,509

Operating expenses
Selling, general and administrative expenses			(11,578)	(9,133)	(6,433)	(8,963)
Unrealized loss on derivatives			(482)	(162)	(435)	(660)
Depreciation			(1,032)	(1,184)	(863)	(1,031)
Impairment on property, plant and equipment			—	(84)	(108)	(345)
Amortization and impairment loss on goodwill	8		—	(200)	(400)	(242)

Operating income (loss)			3,022	2,457	750	(7,732)

Other revenue and expense
Other revenues	2	(c)	844	453	205	352
Interest expenses			(902)	(753)	(441)	(652)
Impairment loss on investment securities	9		—	—	(200)	—

Income (loss) before income taxes and minority interests			2,964	2,157	314	(8,032)
Income taxes (expense) credit	11		(277)	(352)	(101)	101

Income (Loss) before minority interests			2,687	1,805	213	(7,931)
Minority interests in consolidated subsidiaries			—	8	120	30

Net income (loss)			2,687	1,813	333	(7,901)

Numerator:
Net income (loss) used in computing basic earnings (loss) per share			2,687	1,813	333	(7,901)

Denominator:
Weighted average number of shares used in calculating basic earnings (loss) per share			11,118,995	8,757,266	8,492,851	8,671,615
Effect of dilutive potential ordinary shares:
Warrants			55,693	183,151	—	7
Stock options			932,786	765,267	—	106,759

Weighted average number of shares used in calculating diluted earnings (loss) per share			12,107,474	9,705,684	8,492,851	8,778,381

Earnings (loss) per share:
Basic	2	(g)	0.24	0.21	0.04	(0.91)

Diluted	2	(g)	0.22	0.19	0.04	(0.91)

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

			As of December 31,
	Notes		2004	2003	2002
			US$	US$	US$
ASSETS
Current asset
Cash and cash equivalents			3,228	2,722	997
Restricted cash			6,393	5,931	6,358
Trade receivables, net of allowance for doubtful accounts (December 31, 2004: US$284; December 31, 2003: US$159; December 31, 2002: US$280)			15,653	15,243	10,962
Derivatives			—	651	—
Inventories	5		36,629	21,487	17,932
Prepayments and other current assets			2,539	3,726	1,233

Total current assets			64,442	49,760	37,482
Properties held for lease, net	6		1,452	1,506	1,561
Property, plant and equipment, net	7		4,673	4,931	5,153
Due from related parties	16	(b)	491	508	511
Goodwill, net	8		1,521	1,521	1,721
Investment securities, net	9		2,460	2,460	2,460

Total assets			75,039	60,686	48,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		607	1,312	3,107
Notes payable	10		2,487	1,516	1,073
Capitalized lease obligation, current portion			19	18	23
Letters of credit, gold and others	10		21,911	16,737	12,259
Derivatives			1,462	1,430	739
Trade payables			9,553	8,417	6,620
Accrued expenses and other payables			4,631	2,864	1,696
Income taxes payable			68	326	69
Deferred taxation			87	87	—

Total current liabilities			40,825	32,707	25,586
Capitalized lease obligation, non-current			58	77	—

Total liabilities			40,883	32,784	25,586

Minority interest			—	—	8

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued – 12,304,658 shares as of December 31, 2004; 9,890,006 shares as of December 31, 2003 and 8,671,615 shares as of December 31, 2002	13		123	99	87
Additional paid-in capital			23,382	19,802	17,410
Treasury stock	13	(b)	—	—	(391)
Accumulated other comprehensive loss			(151)	(151)	(151)
Unearned compensation	2	(q)	(37)	—	—
Retained earnings			10,839	8,152	6,339

Total shareholders’ equity			34,156	27,902	23,294

Total liabilities and shareholders’ equity			75,039	60,686	48,888

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data)

								Accumulated
			Common stock		Additional	Treasury stock		other
			Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
	Notes		of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
				US$	US$		US$	US$	US$	US$	US$
Balance as of April 30, 2001			8,671,615	87	17,167	—	—	—	—	13,907	31,161
Comprehensive loss:

Net loss			—	—	—	—	—	—	—	(7,901)	(7,901)
Compensation costs for stock-based transactions	15	(b)	—	—	297	—	—	—	—	—	297

Balance as of April 30, 2002			8,671,615	87	17,464	—	—	—	—	6,006	23,557
Comprehensive income:
Net income			—	—	—	—	—	—	—	333	333
Translation adjustment			—	—	—	—	—	(151)	—	—	(151)

Total comprehensive income			—	—	—	—	—	—	—	—	182

Reversal of cancelled warrants			—	—	(54)	—	—	—	—	—	(54)
Purchase of treasury stock	13	(b)(i)	—	—	—	(318,200)	(391)	—	—	—	(391)

Balance as of December 31, 2002			8,671,615	87	17,410	(318,200)	(391)	(151)	—	6,339	23,294

Comprehensive income:
Net income			—	—	—	—	—	—	—	1,813	1,813
Issuance of common stock upon exercise of stock options	13	(a)(i)	1,122,500	11	2,234	—	—	—	—	—	2,245
Issuance of common stock upon exercise of warrants	13	(a)(i)	95,891	1	(1)	—	—	—	—	—	—
Compensation costs for stock-based transactions	15	(b)	—	—	9	—	—	—	—	—	9
Sales of treasury stock	13	(b)(i)	—	—	150	318,200	391	—	—	—	541

Balance as of December 31, 2003			9,890,006	99	19,802	—	—	(151)	—	8,152	27,902

Comprehensive income:
Net income			—	—	—	—	—	—	—	2,687	2,687
Issuance of common stock on private placement	13(a)(ii)		1,614,082	16	2,730	—	—	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13(a)(iii)		405,000	4	806	—	—	—	—	—	810
Issuance of common stock upon exercise of warrants	13(a)(iii)		395,570	4	(4)	—	—	—	—	—	—
Stock options granted	2	(q)	—	—	48	—	—	—	(48)	—	—
Compensation expense recognized during the year	2	(q)	—	—	—	—	—	—	11	—	11

Balance as of December 31, 2004			12,304,658	123	23,382	—	—	(151)	(37)	10,839	34,156

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

				8 months
		Year ended	Year ended	ended	Year ended
		December 31,	December 31,	December 31,	April 30,
		2004	2003	2002	2002
	Notes	US$	US$	US$	US$
Cash flows from operating activities:
Net income (loss)		2,687	1,813	333	(7,901)
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease		1,032	1,184	863	1,031
Impairment loss on property, plant and equipment		—	84	108	345
Amortization and impairment loss on goodwill		—	200	400	242
Impairment loss on investment securities		—	—	200	—
Unrealized loss on derivatives		482	162	435	660
(Gain) Loss on disposal and write-off of property, plant and equipment		(3)	2	—	214
Allowance for doubtful debts		125	5	61	82
Write-down of inventories		—	—	—	5,710
Minority interests		—	(8)	(120)	(30)
Costs associated with stock-based transactions		11	9	(54)	297
Changes in operating assets and liabilities:
Trade receivables		(535)	(4,286)	(2,448)	(1,873)
Inventories		(15,142)	(3,555)	(2,130)	(647)
Prepayments and other current assets		1,187	(2,493)	(30)	830
Due from related parties		17	3	10	—
Trade payables		1,136	1,797	3,310	(120)
Accrued expenses and other payables		1,767	1,168	19	(1,101)
Due to a director		—	—	—	(247)
Letters of credit and others		1,804	5,060	2,351	2,069
Income taxes payable and deferred taxation		(258)	344	66	(314)

Net cash (used in) provided by operating activities		(5,690)	1,489	3,374	(753)

Cash flows from investing activities:
Change in restricted cash		(462)	427	(715)	(328)
Advance to related parties		—	—	—	(5,442)
Purchase of property, plant and equipment		(727)	(897)	(1,556)	(420)
Purchase of subsidiary	3	—	—	—	(2,381)
Proceeds on disposals of property, plant and equipment		10	2	64	12
Repayment from related parties		—	—	—	6,311

Net cash used in investing activities		(1,179)	(468)	(2,207)	(2,248)

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

				8 months
		Year ended	Year ended	ended	Year ended
		December 31,	December 31,	December 31,	April 30,
		2004	2003	2002	2002
	Notes	US$	US$	US$	US$
Cash flows from financing activities:
Change in bank overdrafts		(705)	(1,795)	500	(655)
Proceeds from issuance of shares upon exercise of stock options		810	2,245	—	—
Net proceeds from issuance of shares in private placement		2,746	—	—	—
Loans acquired		7,624	1,516	1,695	3,190
Repayment of loans		(3,082)	(1,777)	(2,597)	(490)
Repayment of capitalized lease obligation		(18)	(26)	(31)	(28)
Sale (Purchase) of treasury stock		—	541	(391)	—

Net cash provided by (used in) financing activities		7,375	704	(824)	2,017

Effect of foreign exchange rate change		—	—	(68)	—

Net increase (decrease) in cash and cash equivalents		506	1,725	275	(984)

Cash and cash equivalents, as of beginning of period		2,722	997	722	1,706

Cash and cash equivalents, as of end of period		3,228	2,722	997	722

Supplemental disclosure information:
Interest expense		872	728	424	638
Income taxes paid		535	9	31	212

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases		—	98	—	—

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1. NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (LJI), its subsidiaries and variable interest entity (VIE) (collectively referred as the Company) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The Company changed to a calendar-year basis of reporting financial results effective May 1, 2002. As a requirement of the change in fiscal year, the Company is reporting consolidated results of operations and cash flows for a special transition period for the eight months ended December 31, 2002. The comparative consolidated balance sheets are as of December 31, 2003 and December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(b)	Principles of consolidation and goodwill

The consolidated financial statements include the financial information of LJI, its subsidiaries and VIE for which the Company is the primary beneficiary. The results of subsidiaries and VIE acquired or disposed of during the year/period are consolidated from or to their effective dates of acquisition or disposal respectively. All material intercompany balances and transactions have been eliminated on consolidation.

During 2004, the Company adopted Financial Accounting Standards Boards (FASB) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Lorenzo (Shenzhen) Co., Ltd. (LSC) is a VIE owned by 2 individuals, who are acting as agents. The Company does not have any ownership interest in LSC. The Company is incorporated in the BVI and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the retail business of jewelries, the Company, through loans to the agents, established LSC to carry out the retail business of jewelries in the PRC. Pursuant to various agreements entered into between the Company, the agents and LSC on May 21, 2004, the Company generally has control of LSC and is considered the primary beneficiary of LSC. Accordingly, the results of LSC are consolidated in the financial statements of the Company since May 21, 2004.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Principles of consolidation and goodwill (Continued)

The application of the consolidation provisions of FIN 46(R) resulted in a decrease in assets and an increase in liabilities as of December 31, 2004 by US$141 and US$82 respectively and an increase in net loss of US$223 for the year ended December 31, 2004.

Goodwill represents the excess of cost over fair value of acquired net assets. Prior to May 1, 2002, goodwill arising on acquisition of subsidiaries had been amortized on a straight-line basis over 10 years. Following the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, issued by the FASB, goodwill is no longer amortized but subject to annual impairment tests. As part of an ongoing review of the valuation of goodwill, management assesses the fair value of the reporting units to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that the goodwill is not recoverable, as determined by a discounted cash flow analysis, the carrying value of the Company’s goodwill would be reduced to its estimated fair value.

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

Advertising and promotion expenses are generally expensed when incurred. Advertising costs included in costs of goods sold were US$364, US$871, US$316 and US$455 for the years ended December 31, 2004 and 2003, for the eight-month period ended December 31, 2002 and for the year ended April 30, 2002 respectively.

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

Specifically, gemstones built up, prior to the year ended April 30, 2002, which were intended to meet orders in relation to special programs were stated at net realizable value as those orders did not materialize. Slow moving fine jewelry inventories in this respect were stated at net realizable value based on forecasts for close-out sales in the ensuing years. The effect of such estimate has resulted in a write-down of inventories amounting to US$5,710 being recognized in costs of goods sold for the year ended April 30, 2002.

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

(l)	Property, plant and equipment (PPE) and depreciation

PPE are stated at cost, less accumulated depreciation and accumulated impairment loss, and include expenditure that substantially increases the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation and accumulated impairment loss are removed from the respective accounts, and any gain or loss is included in the consolidated statement of operations.

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

Long-lived assets are reviewed at least annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment is measured as the difference between the carrying amount and fair value of the asset. Goodwill will not be allocated to long-lived assets, when tested for impairment.

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

Gold loans are commodity-indexed debts with an embedded derivative. The loan is recorded at its original amount and adjusted for additional borrowings and repayments. The embedded derivative component was valued at fair value, considering the market price of gold, volatility of gold and the time value of money. Any changes in fair value of embedded derivative are included in the consolidated statement of operations and an asset or liability representing the value of the embedded derivative portion is included in the consolidated balance sheet.

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

The Company records compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. Compensation expense is charged to income as when incurred if the benefit was fully vested at the date of grant or is recognized proportionately over the vesting period. Unearned compensation is shown separately as a reduction of the stockholders’ equity.

At December 31, 2004, the Company has two stock-based employee compensation plans, details of which are set out in note 15(a). In 2004, the Company recorded an unearned compensation of US$48 in the stockholders’ equity in relation to the option to purchase 150,000 shares of the common stock of the Company granted to an employee, for which the exercise price was below the market price of the underlying stock at the date of grant. This amount is accrued proportionately as compensation expense over the vesting period. For the year ended December 31, 2004, the Company recognized compensation expense of US$11 in its statement of operations. Other than the above, the exercise price of the Company’s incentive stock options was same as or higher than the market price of the underlying stock on the date of grant, no compensation expense was recognized for these stock options granted to employees.

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Stock-based compensation (Continued)

			8 months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
	2004	2003	2002
	US$	US$	US$
Net income, as reported	2,687	1,813	333
Add : Stock-based employee compensation expenses included in reported net income, net of tax	11	—	—
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(159)	(160)	—

Pro forma net income	2,539	1,653	333

			8 months
	Year ended	Year ended	ended
	December 31,	December 31,	December 31,
	2004	2003	2002
	US$	US$	US$
Earnings per share:
Basic, as reported	0.24	0.21	0.04

Basic, pro forma	0.23	0.19	0.04

Diluted, as reported	0.22	0.19	0.04

Diluted, pro forma	0.21	0.17	0.04

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

The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	8 months ended
	December 31,	December 31,	December 31,
	2004	2003	2002
Expected dividend yield	—	—	—
Expected stock price volatility	61%	9%	7%
Risk-free interest rate	4.15%	3.56%	4.47%
Expected life of options	3 years	3 years	3 years

The weighted average fair value per option granted during the years ended December 31, 2004 and 2003 and the eight-month period ended December 31, 2002 was US$1.06, US$0.14 and US$Nil respectively.

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

LJI’s functional currency is United States dollars. The functional currencies of foreign subsidiaries are their respective local currencies. The assets and liabilities of foreign subsidiaries are translated at the exchange rates in effect at the balance sheet date and related revenue and expenses are translated at average exchange rates during the year. Related transaction gains or losses are reported as a separate component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in the consolidated statement of operations.

(t)	Treasury Stock

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

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Cash equivalents The Company considers all short-term, highly liquid investments with maturities of three months or less to be cash equivalents.

(v)	Uses of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual amounts could differ from those estimates.

(w)	Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(x)	Dividends
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

(y)	New accounting pronouncements
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement amends ARB No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and that fixed production overheads should be allocated to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005; however, earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 should be applied prospectively. The Company considered that SFAS No. 151 does not have significant impact on its financial statements when it is adopted.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	New accounting pronouncements (Continued)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Public entities (other than those filing as small business issuers) will be required to apply this statement as of the first interim or annual reporting period that begins after June 15, 2005. Management has not yet determined whether the adoption of SFAS No. 123(R) will result in amounts that are materially different from those currently provided under the pro forma disclosures under SFAS No. 123 in note 2(q) to the consolidation financial statements. The adoption of SFAS No. 123(R) is not expected to have a material impact on the financial condition, results of operations, or cash flows of the Company.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29 Accounting for Non-monetary Transactions”. The amendments made by SFAS No. 153 are based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No. 153 should be applied prospectively. The Company considered that SFAS No. 153 does not have significant impact on its financial statements when it is adopted.

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

2002
US$
Satisfied by cash paid in the financial year:
2001	600
2002	2,460

3,060

None of the amount of goodwill is expected to be deductible for tax purposes.

The Company’s consolidated results of operations have incorporated iBBC Inc.’s activity on a consolidated basis from the date of acquisition, which was March 21, 2002. The following unaudited consolidated results of operations reflect pro forma results of operations for the year ended April 30, 2002, as if the acquisition had occurred on May 1, 2001, and after giving effect to purchase accounting adjustments. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on May 1, 2001 and may not be indicative of future operating results.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3. ACQUISITIONS (CONTINUED)

Year ended
April 30,
2002
US$
Pro forma:
Operating revenue	39,296

Net income (loss)	(9,900)

Earnings (loss) per share:
Basic	(1.14)
Diluted	(1.14)

4. OPERATING RISKS

(a)	Concentrations of credit risks

Details of major customers from which the Company derived operating revenue are shown in note 17(b).

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Company’s receivables. Even though the Company does have major customers, it does not consider itself to be exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

(b)	Country risks

The Company may also be exposed to certain risks as a result of its manufacturing operation being located in the PRC and its properties held for lease in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company’s management believe these risks not to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4. OPERATING RISKS (CONTINUED)

(c)	Cash and time deposits

The Company maintains its cash balances and investments in time deposits with various banks and financial institutions. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

5. INVENTORIES

Inventories consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2004	2003	2002
	US$	US$	US$
Raw materials	25,810	14,774	12,892
Work-in-progress	1,423	742	341
Finished goods	9,396	5,971	4,699

	36,629	21,487	17,932

6. PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease terms of 2 years. Properties held for lease consists of the following:

	As of December 31,
	2004	2003	2002
	US$	US$	US$
Leasehold land and buildings	2,037	2,037	2,037
Less: Accumulated depreciation	(585)	(531)	(476)

	1,452	1,506	1,561

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2004, 2003 and 2002 (see note 10).

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6. PROPERTIES HELD FOR LEASE, NET (CONTINUED)

          The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

As of
December 31,
2004
US$
2005	88
2006	22

110

7. PROPERTY, PLANT AND EQUIPMENT, NET

          Property, plant and equipment consist of the following:

	As of December 31,
	2004	2003	2002
	US$	US$	US$
Leasehold land and buildings	1,995	1,995	1,665
Leasehold improvement	3,326	2,839	2,650
Furniture, fixtures and equipment	3,656	3,475	3,246
Plant and machinery	2,493	2,442	2,349
Motor vehicles	423	455	322

	11,893	11,206	10,232

Less: Accumulated depreciation and impairment losses	(7,220)	(6,275)	(5,079)

	4,673	4,931	5,153

The Company pledged leasehold land and buildings with net book values of US$1,495, US$1,232 and US$898 as of December 31, 2004, 2003 and 2002 respectively as collateral for general banking facilities granted to the Company (see note 10).

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8. GOODWILL, NET

Following the adoption of SFAS No. 142, the Company discontinued amortization of goodwill effective May 1, 2002. As of December 31, 2004, goodwill is attributed to the acquisition of a jewelry retail company in 2002 (see note 3).

	Year ended	Year ended	8 Months ended
	December 31,	December 31,	December 31,
	2004	2003	2002
	US$	US$	US$
Carrying value, beginning of year/period	1,521	1,721	2,121
Impairment loss	—	(200)	(400)

Carrying value, end of year/period	1,521	1,521	1,721

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. The Company’s reduced earnings and cash flow forecast, primarily due to the prolonged downturn in the economy, uncertain demand, and competitive industry conditions, resulted in the Company determining that no goodwill impairment charge was necessary. The accumulated amortization and impairment losses were US$869, US$869, and US$669 as of December 31, 2004, 2003 and 2002 respectively.

9. INVESTMENT SECURITIES, NET

	As of December 31,
	2004	2003	2002
	US$	US$	US$
Equity securities at cost, unlisted	2,660	2,660	2,660
Less: Accumulated impairment losses	(200)	(200)	(200)

	2,460	2,460	2,460

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

No impairment loss was recognized for the years ended December 31, 2004 and 2003 and April 30, 2002. The amount of impairment loss charged to the consolidated statement of operations for the eight-month period ended December 31, 2002 was US$200.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2004	2003	2002
	Note	US$	US$	US$
Bank overdrafts	(a)	607	1,312	3,107

Notes payable:
Current portion	(b)	2,487	1,516	1,073

Letters of credit, gold and others:
Letters of credit and others	(a)	15,423	13,619	8,559
Gold loan	(c)	6,488	3,118	3,700

		21,911	16,737	12,259

The Company’s banking facilities are collateralized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owed by a director (see note 16(b)).

The material provisions of indentures relating to the Company’s various banking facility agreements contain covenants pertaining to (i) maintenance of the net worth of LJI and one of its subsidiaries amounting to US$25,000 and US$4,487 respectively; and (ii) cross-default provisions of the subsidiary in the event of default in aggregate of at least US$10,000 under separate loan facilities. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding. As of December 31, 2004, both LJI and the subsidiary maintained the minimum net worth requirement, and the subsidiary did not breach any cross-default provision.

(a)	As of December 31, 2004, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$3,461, US$14,487 and US$12,346 respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 1.125% to 6.25% per annum as of December 31, 2004.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10. BANKING FACILITIES AND OTHER LOANS (CONTINUED)

(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings. These loans aggregated to US$2,487 as of December 31, 2004. The expected maturities of these notes payable are within one year. Interest charges on these loans ranged from 2.7% to 3.5% per annum as of December 31, 2004.

(c)	The Company had outstanding loans to purchase 17.9 oz of gold as of December 31, 2004 with the related balances being US$6,488. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 2.1% to 2.5% per annum as of December 31, 2004 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.

11. INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operated. Income tax (expense) credit comprises of the following:

			8 months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	April 30,
	2004	2003	2002	2002
	US$	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year/period	(299)	(357)	(101)	(2)
Over provision in prior years	22	92	—	103

Total current tax	(277)	(265)	(101)	101

Deferred taxes arising in foreign subsidiaries:
For the year/period	—	(87)	—	—

Income taxes (expense) credit
	(277)	(352)	(101)	101

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. INCOME TAXES (CONTINUED)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2003: 17.5% and 2002: 16%) is as follows:

			8 months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	April 30,
	2004	2003	2002	2002
	%	%	%	%
Statutory rate	17.5	17.5	16.0	(16.0)
Tax effect of net operating losses	19.9	20.0	106.2	6.7
Non taxable profits, net	(25.3)	(25.8)	(147.9)	—
Impairment loss on goodwill and investment securities	—	1.6	30.6	—
Others	(2.8)	3.0	27.3	8.0

Effective rate	9.3	16.3	32.2	(1.3)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2004	2003	2002
	US$	US$	US$
Deferred tax assets:
Net operating loss	2,826	2,595	1,789
Depreciation	98	103	47
Start up costs	23	22	32

	2,947	2,720	1,868
Valuation allowance	(2,911)	(2,658)	(1,868)

Total deferred tax assets	36	62	—

Deferred tax liabilities:
Accelerated tax allowance	(123)	(149)	—

Net deferred tax liabilities	(87)	(87)	—

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11. INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The increase in valuation allowance for the years ended December 31, 2004 and 2003, the eight-month period ended December 31, 2002 and the year ended April 30, 2002 amounted to US$253, US$790, US$740 and US$1,074 respectively.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$36 and US$62, net of valuation allowances as of December 31, 2004 and 2003.

12. COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company leases certain of its office and factory premises under various operating leases. Rent expenses under these leases totalled approximately US$717, US$657, US$430 and US$599 for the years ended December 31, 2004 and 2003, for the eight-month period ended December 31, 2002 and for the year ended April 30, 2002 respectively.

Future minimum rental payments under capitalized leases and non-cancelable operating leases are approximately as follows:

	As of December, 31 2004
	Capitalized	Operating
	leases	leases
	US$	US$
2005	22	625
2006	22	358
2007	22	131
2008	20	87
Thereafter	—	—

Total future minimum lease payments	86	1,201

Less: Amount representing interest	(9)

	77

In addition to the above future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount.

As of December 31, 2004, the Company had capital expenditure commitments of US$64.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)	Contingencies
As of December 31, 2004, 2003 and 2002, the Company provided guarantee in respect of bank mortgage loans granted to a director, Mr. Yih Yu Chuan to the extent of US$307, US$370 and US$437 respectively.

13. COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION

(a)	Common stock

(i)	During the year ended December 31, 2003, warrants to purchase 150,000 shares of common stock and 1,122,500 stock options were exercised. As a warrantholder elected to take the cashless exercise of 95,891 shares of common stock, a total of 1,218,391 shares of common stock of the Company were issued accordingly.

(ii)	In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.

(iii)	During the year ended December 31, 2004, warrants to purchase 600,000 shares of common stock and 405,000 stock options were exercised. As a warrant holder elected to take the cashless exercise of 395,570 shares of common stock, a total of 800,570 shares of common stock of the Company were issued accordingly.

As of December 31, 2004, the Company had 12,304,658 shares of common stock issued.

(b)	Treasury stock

(i)	During the eight-month period ended December 31, 2002, the Company repurchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of US$391. In July 2003, the Company sold all these shares to a non-affiliated party for a consideration of US$541.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13. COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)

     (c) Warrants other than stock-based compensation

			As of December 31,
			2004	2003	2002
	Note		Number of warrants	Number of warrants	Number of warrants
Outstanding, beginning of year			1,922,500	2,068,500	2,068,500
Granted	(i	)	484,221	—	—
Expired			(45,000)	(146,000)	—

Outstanding, end of year			2,361,721	1,922,500	2,068,500

The following table shows the warrants outstanding as of December 31, 2004.

	Number of warrants	Exercise
Date of grant	outstanding	price	Expiration date
		US$
April 15, 1998	1,679,000	5.75	April 15, 2005
April 15, 1998	146,000	8.25	April 15, 2005
March 22, 2000	52,500	6.94	March 31, 2005
September 1, 2004	484,221	2.98	September 3, 2009

	2,361,721

(i)	On September 1, 2004, the Company issued Warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009. (See also note 13(a)(ii))

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

Following the introduction of the Mandatory Provident Fund (MPF) legislation in Hong Kong, the Company has also participated in the defined contribution mandatory provident fund since December 1, 2000. Both the Company and its employees in Hong Kong make monthly contributions to the fund at 5% of the employees’ earnings as defined under Mandatory Provident Fund legislation. The 5% monthly contribution of the Company and the employees are subject to a cap of US$0.128 per month and thereafter contributions are voluntary. When employees leave the MPF scheme prior to vesting fully in voluntary contributions, the contributions payable by the Company are reduced by the amount of forfeited contributions.

No amount was forfeited in respect of Retirement Plan and MPF scheme for the year ended December 31, 2004. The amounts of forfeitures for the year ended December 31, 2003, for the eight-month period ended December 31, 2002, for the year ended April 30, 2002 were US$11, US$17 and US$46 respectively which was available to reduce the Company’s contribution payable.

The full-time employees of the PRC subsidiaries are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The state-sponsored retirement plan was responsible for the entire pension obligations for the actual pension payments or post-retirement benefits beyond the annual contributions.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$616, US$543, US$290 and US$481 for the years ended December 31, 2004 and 2003, for the eight-month period ended December 31, 2002 and for the year ended April 30, 2002 respectively.

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

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. STOCK-BASED COMPENSATION (CONTINUED)

(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		8 months ended		Year ended
	December 31, 2004		December 31, 2003		December 31, 2002		April 30, 2002
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		exercise		exercise		exercise		exercise
	Options	price	Options	price	Options	Price	Options	price
		US$		US$		US$		US$
Outstanding, beginning of year/period	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00	3,376,000	2.00
Granted	350,000	2.20	2,000,000	2.00	300,000	2.00	—	—
Exercised (note 13)	(405,000)	2.00	(1,122,500)	2.00	—	—	—	—
Cancelled	—	—	(89,000)	2.00	(192,500)	2.00	(458,000)	2.00

Outstanding, end of year/period	3,759,000	2.02	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00

Exercise price less than the market price on date of grant	150,000	2.00	—	—	—	—	—	—
Exercise price equals to market price on date of grant	1,369,000	2.00	1,739,000	2.00	2,838,000	2.00	2,918,000	2.00
Exercise price exceeds to market price on date of grant	2,240,000	2.03	2,075,000	2.00	187,500	2.00	—	—

	3,759,000	2.02	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00

Range of exercise price
- US$2.00	3,559,000	2.00	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00
- US$2.35	200,000	2.35	—	—	—	—	—	—

	3,759,000	2.02	3,814,000	2.00	3,025,500	2.00	2,918,000	2.00

Exercisable, end of year/period
- exercise price at US$2.00	2,489,500	2.00	2,557,000	2.00	2,913,000	2.00	2,918,000	2.00
- exercise price at US$2.35	—		—		—		—

	2,489,500		2,557,000		2,913,000		2,918,000

Weighted average remaining contractual life
- exercise price at US$2.00	6.42 years		7.04 years		5.33 years		6.06 years
- exercise price at US$2.35	8.50 years		—		—		—

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. STOCK-BASED COMPENSATION (CONTINUED)

(a)	Stock incentive plan (Continued)

All options issued, other than 1,269,500 options, are immediately exercisable as of December 31, 2004. The 1,269,500 options are issued and outstanding but only vest in additional increments of 415,625, 387,500, 369,500 and 96,875 upon 2005, 2006, 2007 and 2008 respectively.

(b)	Warrants

(i)	On March 22, 2000, the Company issued Warrants to a placement agent to purchase 35,000 shares of the Company’s common stock at an exercise price of US$6.94 per share with an expiration date of March 31, 2005, as partial compensation for its services.

(ii)	On July 31, 1999 the Company entered into a consulting agreement with a consultant which providing investor relationship services to the Company, and the Company agreed to issue a 5-year common stock purchase warrant, with the expiry date on July 30, 2004. A warrant to purchase 35,000 shares of common stock of the Company at an exercise price of US$5.00 was issued. The consulting agreement was subsequently terminated on January 31, 2000.

(iii)	On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:

•	purchase 100,000 shares at US$2.29 per share exercisable through May 31, 2003 (expired, as of December 31, 2004);

•	purchase 80,000 shares at US$3.43 per share exercisable through May 31, 2004 (expired, as of December 31, 2004);

•	purchase 80,000 shares at US$4.57 per share exercisable through May 31, 2005.

(iv)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company in consideration for consultancy services at US$3.00 per share exercisable through August 15, 2006.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15. STOCK-BASED COMPENSATION (CONTINUED)

(b)	Warrants (Continued)

(v)	On April 15, 2002, in accordance with a common stock purchase agreement, the Company issued to an investor warrants to purchase 150,000 shares of common stock of the Company at US$1.79 per share exercisable through April 14, 2005. The warrants were exercised in July 2003 and 95,891 shares of common stock were issued accordingly pursuant to the cashless exercise (see note 13(a)(i)).

(vi)	Pursuant to a strategic advisory services agreement dated July 1, 2003, the Company issued to a consultant warrants to purchase 600,000 shares of common stock of the Company at US$2 per share exercisable through March 31, 2004. The warrants were exercised in January 2004 and 395,570 shares of common stock were issued accordingly pursuant to the cashless exercise (see note 13 (a)(iii)).

Save as disclosed above, none of the warrants as aforesaid was exercised for the two years ended December 31, 2004 and 2003 for the eight-month period ended December 31, 2002 and for the year period ended April 30, 2002. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of issue.

In addition, incentive stock options were issued to consultants/advisers under The 1998 Plan (see note 15(a)) to purchase the common stock of the Company as part of their fees during the year ended April 30, 2001. The costs associated with these transactions are also accounted for based on the fair value of these options at the date of issue.

Using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended
	December 31,	April 30,
	2003	2002
Expected dividend yield	—	—
Expected stock price volatility	9%	23%
Risk-free interest rate	1.07%	4.23%
Expected life of warrants	0.75 years	3.21 years

The fair value of these warrants and options was estimated as US$9 and US$297, respectively for the years ended December 31, 2003 and April 30, 2002. There were no incentive stock options and warrants granted and issued to consultants/advisers during the year ended December 31, 2004 and the eight-month period ended December 31, 2002, and accordingly no related costs arose. The additional expense was recognized in the consolidated statement of operations and the same amount was recorded in the Company’s additional paid-in capital.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Existing relationships with the Company

Yih Yu Chuan	Director and major shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director

iBBC Inc.	Common director (Became a subsidiary in March 2002)

Gemriver Jewelry Limited	Common directors (Became a subsidiary in March 2002)

Tanzanite (H.K.) Limited	Common directors

(b)	Summary of balances with related parties:

			As of December 31,
			2004	2003	2002
	Note		US$	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited			464	464	464
Tanzanite (H.K.) Limited			27	44	47

	(i	)	491	508	511

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			12,971	9,147	8,311

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Summary of related party transactions:

				8 months
		Year ended	Year ended	ended	Year ended
		December 31,	December 31,	December 31,	April 30,
	Notes	2004	2003	2002	2002
		US$	US$	US$	US$
Purchase of equity interest in iBBC Inc., an entity controlled by Yih Yu Chuan		—	—	—	2,460

Advances to:
Gemriver Jewelry Limited	(ii)	—	—	—	679
iBBC Inc.		—	—	—	4,763

		—	—	—	5,442

Repayment from:
Gemriver Jewelry Limited		—	—	—	1,360
iBBC Inc.		—	—	—	4,951

		—	—	—	6,311

Rental expense to Tanzanite (H.K.) Limited		77	23	15	19

(i)	The amounts due from related parties represent unsecured advances which are interest-free and repayable on demand.

(ii)	The advances were expenses paid on behalf of related parties with terms set out in note 16(c)(i) above.

The related party transactions with Gemriver Jewelry Limited and iBBC Inc. as aforesaid relate to transactions made before they became subsidiaries of the Company.

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. SEGMENT INFORMATION

As over 90% of the Company’s turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry, the Company considered that it has only one business segment. In respect of geographical areas, revenues are based on the country in which the customer is located. Long-lived assets are where the assets are located.

(a)	Geographical areas:

			8 months
		Year ended	ended	Year ended
	Year ended	December 31,	December 31,	April 30,
	December 31, 2004	2003	2002	2002
	US$	US$	US$	US$
Revenue from external customers:
US & Canada	56,186	42,851	24,545	28,810
Hong Kong	3,765	1,961	1,451	4,897
Europe and other countries	13,062	8,017	3,469	5,518
PRC	208	—	—	6
Japan	4,158	5,338	2,344	9

	77,379	58,167	31,809	39,240

	As of December 31,
	2004	2003	2002
	US$	US$	US$
Carrying amount of long-lived assets:
Hong Kong	5,385	5,564	5,744
PRC	2,922	3,030	3,027
US	278	303	403

Total long-lived assets (excluding goodwill)	8,585	8,897	9,174
Reconciling items:
Others	66,454	51,789	39,714

Total consolidated assets	75,039	60,686	48,888

LJ INTERNATIONAL INC.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17. SEGMENT INFORMATION (CONTINUED)

(b)	The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

					8 months
	Year ended		Year ended			ended	Year ended
	December 31,		December 31,		December 31,		April 30,
	2004		2003		2002		2002
	US$	%	US$	%	US$	%	US$	%
Customer A	8,482	11	5,164	9	1,916	6	2,706	7
Customer B	7,234	9	5,870	10	2,709	9	3,121	8
Customer C	6,454	8	5,869	10	8,021	25	10,963	28

Trade receivables related to these major customers were US$1,347, US$2,711 and US$1,655, as of December 31, 2004, 2003 and 2002 respectively.

18. SUBSEQUENT EVENTS

Pursuant to the purchase agreement dated January 1, 2005, the Company would pay US$2,828 to Goldleaves International Limited (GIL), in which the Company had 20% equity interests and is classified as investment security (see note 9) as of December 31, 2004, for the issuance of 3,900 new shares in GIL (Acquisition). The Acquisition was completed on January 1, 2005. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company.

This investment is currently accounted for using the cost method. As appropriate for a step- acquisition, in the 2005 financial statements, the investment as of December 31, 2004 and 2003 will be restated to account for under the equity method.

19. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

ITEM 19. EXHIBITS

The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)

Date: March 31, 2005	By:	/s/ YU CHUAN YIH Yu Chuan Yih Chairman

EXHIBIT INDEX

Exhibit		Page
Number	Description of Exhibit	Number
1.1	Memorandum of Association of the Company	*
1.2	Articles of Association of the Company	*
1.3	Amendment to Articles of Association of the Company	*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant	**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics	**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b)and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b)and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004.