Form 20-F
period 2005-12-31
LJ INTERNATIONAL INC
filed 2006-03-28
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 0-29620
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
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
15,521,203 Shares of Common Stock
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐           Accelerated filer ☐           Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐ No ☑
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
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to eight months ended December 31, 2002 and the three-year period ended December 31, 2005 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

SELECTED FINANCIAL DATA

	Eight-month period ended		Years ended
	December 31,		December 31,
	2001	2002	2002	2003	2004	2005
	(Unaudited)		(Unaudited)
		(Restated)	(Restated)	(Restated)	(Restated)
Statement of Operations Data:

Revenues	25,042	31,809	46,007	58,167	77,379	94,612
Cost of Goods sold	18,602	22,820	39,951	44,947	61,265	72,642
Gross profit	6,440	8,989	6,056	13,220	16,114	21,970

Operating expenses
Selling, general and administrative	(5,905)	(6,433)	(9,525)	(9,133)	(11,578)	(15,488)

Unrealized loss on derivatives	(119)	(435)	(975)	(162)	(482)	(88)
Depreciation	(565)	(863)	(1,328)	(1,184)	(1,032)	(1,368)
Impairment on property, plant and equipment	—	(108)	(417)	(84)	—	—
Amortization and impairment loss on goodwill	(18)	(400)	(624)	(200)	—	—

Income (loss) from operations	(167)	750	(6,813)	2,457	3,022	5,026

Other revenues	265	205	291	453	844	784
Interest expenses	(424)	(441)	(668)	(753)	(902)	(1,991)
Impairment loss on investment security	—	(200)	(200)	—	—	—

Operating income (loss) before income taxes, minority interests, equity in results of investment securities and extraordinary item	(326)	314	(7,390)	2,157	2,964	3,819
Incomes taxes (expense) credit	(39)	(101)	39	(352)	(277)	(739)
Income (Loss) before minority interests, equity in results of investment securities and extraordinary item	(365)	213	(7,351)	1,805	2,687	3,080
Minority interests in consolidated subsidiaries	—	120	150	8	—	(20)
Income (loss) before equity in results of investment securities and extraordinary item	(365)	333	(7,201)	1,813	2,687	3,060
Equity in results of investment securities	26	16	24	(851)	133	—
Income (loss) before extraordinary item	(339)	349	(7,177)	962	2,820	3,060
Extraordinary gain on negative goodwill	—	—	—	—	—	378

Net income (loss)	(339)	349	(7,177)	962	2,820	3,438

	Eight-month period ended		Years ended
	December 31,		December 31,
	2001	2002	2002	2003	2004	2005
	(Unaudited)		(Unaudited)
		(Restated)	(Restated)	(Restated)	(Restated)
Net income (loss) per share:
Basic	(0.04)	0.04	(0.84)	0.11	0.25	0.26
Diluted	(0.04)	0.04	(0.84)	0.10	0.23	0.24
Pro forma basic	(0.04)	0.04	(0.84)	0.09	0.24	0.09
Pro forma diluted	(0.04)	0.04	(0.84)	0.08	0.22	0.08

Weighted average number of shares
Basic	8,672	8,493	8,551	8,757	11,119	13,439
Diluted	8,832	8,493	8,551	9,706	12,107	14,322
Pro forma basic	8,672	8,493	8,551	8,757	11,119	13,439
Pro forma diluted	8,832	8,493	8,551	9,706	12,107	14,322

BALANCE SHEET DATA:
Working capital	18,537	11,896	11,896	17,053	23,617	35,554
Total assets	51,088	48,938	48,938	59,885	74,371	108,230
Long-term obligation	12	—	—	77	58	43
Total stockholders’ equity	30,969	23,344	23,344	27,101	33,488	45,008
Note 1: Pursuant to the purchase agreement dated January 1, 2005, the Company paid $2,827,500 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and was classified as investment security as of December 31, 2004. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company. As of December 31, 2004, this investment was accounted for using the cost method. As appropriate for a step-acquisition, in the 2005 financial statements, the investment has been restated to account for under the equity method.
Note 2: Pro forma information has been prepared as if compensation expense for stock options be determined based on the fair value at the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123.
B. CAPITALIZATION AND INDEBTEDNESS.
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
     Not applicable.
D. RISK FACTORS.
We depend upon three customers who each account for at least 10% of our sales. We cannot be certain that these sales will continue; if they do not, our revenues will likely decline.

     Although we sell to a large number of customers in a variety of markets, three of our customers each account for at least 10% of our sales. For the fiscal years ended December 31, 2004 and 2005, these customers accounted for approximately 9%, 7% and 11% of our 2004 sales and 14%, 11% and 10% of our 2005 sales. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contracts with them, each of whom orders only on a “purchase order” basis. The loss of any of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
We are controlled by one of our existing shareholders, whose interests may differ from those of other shareholders.
     Our largest shareholder beneficially owns or controls approximately 22.5% of our outstanding shares as of December 31, 2005. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of our other shareholders.
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
     As a maker and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:
•	technological developments in the mass production of jewelry;

•	our ability to meet the design and production requirements of our customers efficiently;

•	the market acceptance of our and our customers’ jewelry;

•	increases in expenses associated with continued sales growth;

•	our ability to control costs;

•	our management’s ability to evaluate the public’s taste and new orders to target satisfactory profit margins;

•	our capacity to develop and manage the introduction of new designed products; and

•	our ability to compete.
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
     We have obtained fire, casualty and theft insurance aggregating approximately $37million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.
Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     The approximately 18% of our sales during the fiscal year ended December 31, 2005 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 82% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.
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
     We are a British Virgin Islands holding company, and substantially all of our assets are located in China and Hong Kong. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands, China or Hong Kong would enforce:
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
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
     LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2005, we owned all of the issued share capital in the following significant subsidiaries:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Shenzhen PGS Jewelry Mfg.

•	Lorenzo (Shenzhen) Co., Ltd. (“LSC”)

•	Lorenzo Crystal Ltd.

•	Enzo (Shenzhen) Co., Ltd. (“ESC”)

•	Enzo Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
     Due to the restrictions on foreign ownership on the retail business of jewelries, the Company, through loans to the agents, established LSC and ESC to carry out the retail business of jewelries in the PRC. Pursuant to various agreements entered into between the Company, the agents and LSC on May 21, 2004, the agents and ESC on July 14, 2005, the Company generally has control of LSC and ESC, absorbs majority of expected losses and receives majority of residual return of LSC and ESC. The Company is therefore considered the primary beneficiary of LSC and ESC. Accordingly, the results of LSC and ESC are consolidated in the financial statements of the Company since May 21, 2004 and July 14, 2005 respectively.
     Our principal place of business and our executive offices are located at Units #09-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
     During our last three fiscal years, we have made the following significant capital expenditures:
•	we invested $390,000 for the purchase of 1,751 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2003

•	we invested $670,000 for the purchase of 1,639 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2005

•	we acquired additional 78% of the equity of Goldleaves International Limited for $2,827,500 during the fiscal year ended December 31, 2005
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
     For the years ended December 31, 2004 and 2005, approximately 73% and 72% of our sales were in North America.
     In addition to our “supply chain” line of business involving direct sales to retailers, we have expanded into the “retail sales” line of business involving direct sales to consumers in China through company-owned retail stores under the brand name ENZO. In March 2004, we opened our first ENZO store in Hong Kong and we opened our flagship store in Shanghai in November 2004. We currently operate18 ENZO retail stores in Hong Kong and China, and we expect to open an additional 20 retail stores in 2006.
     The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

	Years ended December 31,
	2003	2004	2005
US & Canada	42,851	56,186	67,780
Europe and other countries	8,017	13,062	20,527
Japan	5,338	4,158	3,686
PRC (including Hong Kong and Macau)	1,961	3,973	2,619

	58,167	77,379	94,612

Our Industry
     The U.S. jewelry industry is a highly fragmented $45 billion market, with no single entity having more than 6% market share. The industry consists primarily of three retail sectors:
•	specialty retailers account for $27 billion in sales

•	mass merchants and department stores account for $12 billion in sales

•	direct avenues (television shopping, e-commerce, catalogs) account for $6 billion
     The U.S. jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:
•	a small number of producers that make and distribute their own jewelry directly to retailers; and

•	a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers.
     We believe that vertically integrated companies that control costs by performing all value added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. We further believe that large retailers want to rely upon prime producers because they believe that prime producers are reliable and low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.
     The Chinese jewelry industry has experienced rapid development due to a series of major reforms, including the liberalization of China’s gold market, the lowering of tariff rates, and the decision of the Chinese Government to open up the retail sector to international companies.

     In addition, rising income levels coupled with the growing urban population in China has helped the jewelry market record double-digit growth annually. The continuing acceleration of the urbanization trend in China will likely result in improved income levels, thereby increasing private consumption. The Chinese Government has also encouraged consumer spending by instituting longer national holidays and increasing the salary of civil servants.
     China is the largest consumer of platinum and jade in the world for the past three years, the largest consumer of diamonds in Asia, and the fourth largest consumer of gold in the world.
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
     We are aggressively developing new product lines in exotic stones, which have high perceived values among semi-precious stones. We continue to expand into new product categories by:
•	marketing a line of sterling silver jewelry. These are typically merchandised with a retail price range of $30 to $150

•	adding more lines into our “Lorenzo” branded products with a retail price range of $199 to $999

•	offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings, as well as offering newly designed jewelry

•	launching “Lorenzo Gold”, our new gold jewelry product line
Our China Retail Sales Strategy
     In 2004, we initiated a retail sales strategy aimed at gaining market share in the rapidly growing consumer market in China. We opened three ENZO stores, two in China (including a flagship store in Shanghai) and one in Hong Kong. We believe that China represents an excellent retail sales opportunity for several reasons:
•	enormous retail market — China’s retail sales exceed $600 billion annually, making China the third largest market in the world.

•	large and growing jewelry market — we estimate that China’s jewelry sales totaled nearly $15 billion in 2002, up 19% year over year.

•	huge pool of consumers — China has a population of 1.3 billion persons. We estimate that roughly 160 million Chinese have enough income to purchase luxury goods.

•	favorable regulatory changes — as a member of the World Trade Organization (WTO), China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gem stones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized.

•	changing consumer preferences — Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs.
     We are expanding into China by means of Company-owned and operated retail stores and supplier relationships with leading retailers, such as Carrefour.
We intend to implement our business strategy by:
•	expanding our retail jewelry market in China by planning to open an additional 20 ENZO stores in China during 2006

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels to include all major TV shopping programs in North America, Japan, Korea and Australia and further developing business with top-40 Retail Jewelry Chains in the U.S.
Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for seven years and has more than 10,000 square meters of production space. We currently employ approximately 2,800 skilled gemstone cutters and production personnel and turned out approximately two million pieces of finished fine jewelry during the fiscal year ended December 31, 2005.
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

Sales and Marketing
     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items which are distinctly different from those of our competitors. We continue to devote our efforts towards brand development and utilize marketing concepts to enhance the saleability of our products. We recognize that retailers favor certain price points. As part of our product development strategy, we strive to align our wholesale prices to match retailers’ target prices as a means of achieving these popular price targets.
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
     We provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer more than 50,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desired in the market.
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
     The North American market is highly fragmented but does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitors include E.E.A.C. Inc. and Fabrikant. International competitors include Pranda International and Beauty Gems Limited. Most of these manufacturers/wholesalers have been successful vendors for many years and enjoy good relations with their clients. Although it may be difficult for a newcomer to break into established relationships, we have already made substantial inroads in the North American jewelry market and we believe we can remain competitive, based on our vertically integrated, low-cost, high-volume and high-quality production process.
C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2005:
     The following diagram provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
   100%
- Lorenzo Jewelry Limited (Hong Kong)
- Lorenzo Jewellery (Shenzhen) Co., Ltd. (P.R.C.)
- Shenzhen PGS Jewelry Mfg. (P.R.C.)
- Goldleaves Gems (Shenzhen) Co., Ltd. (P.R.C.) (98% equity ownership)
- Lorenzo (Shenzhen) Co., Ltd. (P.R.C.)
- Lorenzo Crystal Ltd. (Hong Kong)
- Enzo (Shenzhen) Co., Ltd. (P.R.C.)
- Enzo Ltd. (Macau)
D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive offices are located at Units #9-#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 4,800 square feet of office and showroom at this location.
     Our jewelry production facility in Shenzhen, China consists of 12,918 square meters of building space located in the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 6,893 square meters of this space. We also currently lease:
●	1,751 square meters for a term of five years expiring August 31, 2007 from an unaffiliated third party at a rental rate of $3,817 per month;

●	1,751 square meters for a term of two years expiring June 30, 2006, at a rental rate of $3,567 per month;

●	475 square meters for a term of one year expired December 31, 2005, at a rental rate of $854 per month, extension of lease is under negotiation;

●	600 square meters for a term of three years expired October 31, 2005, at a rental rate of $1,333 per month, extension of lease is under negotiation; and

●	1,886 square meters for a term of three years and eleven months expiring September 30, 2006, at a rental rate of $4,425 per month.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-looking Statements.”
     We design, manufacture, distribute and market full range of fine jewelry for sale in the worldwide jewelry market.
     Our products include rings, bracelets, necklaces, earrings and pendants, and we are one of the strongest players in color gemstones that employs the mine-to-market strategy. Most of the color gemstones are imported from Brazil which supplies the best color gemstones in the world, the choices of which to customers are many and diversified that includes, amongst others, ametrine, amethyst, aquamarine, imperial topaz, tourmaline, white topaz, tanzanite, mandarine garnet, topaz, ruby, sapphire and emerald. Our customers include fine jewelers, national jewelry chain stores, department stores and television shopping networks in North America, Western Europe, Japan and China. The business strategies of the Company include broadening the product line, and diversifying its customer base.
     We are based in Hong Kong and our business model comprises two streams: Supply Chain and Retail Chain. The revenue mix of the two businesses was roughly in the ratio of 97% to 3% for the year ended December 31, 2005.
     The Supply Chain focuses on the US market with sales made to those $100 Million Supersellers such as Sterling Jewelers Inc., Fred Meyer Jewelers, Helzberg Diamonds, ShopNBC, Zales Corporation, QVC, Wal-Mart, Finlay Fine Jewelry, Home Shopping Network, Ben Bridge Jeweler, Kohl’s Corporation, Macy’s East, Macy’s West and J.C. Penney. The turnover of our sales to those Supersellers in the US and Canada amounted to $67.8 million for 2005 compared to $56.2 million in 2004, an increase of 20.6%.
     Employing the brand new ENZO name, the Retail Chain focuses primarily on the China market. Shortly after the year end date, on January 20, 2006, ENZO in China reached the 20-store milestone, which was well-ahead of our schedule of achieving at least 40 retails stores by the end of 2006. ENZO now has one or more retail locations in China’s richest and largest population cities, including Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi and Shenzhen. The best selling jewelries are in the price range of $300 to $500, and the population groups with annual income of $800 to $1,200 are most eager to buy fine jewelries. Jewelries made of 18K gold are most popular, followed by 24K’s. Most popular diamonds are of 0.21 carats to 0.49 carats.
     ENZO is opening another two retail locations in the coming months, one at the SkyPlaza of the Hong Kong International Airport and one at Parklane of Tsim Sha Tsui. In the middle of 2006, ENZO is opening a 10,000 square feet mega store in Macau which is located in the Palace of the Fisherman’s Wharf. The opening of the Macau mega store will be truly be a significant milestone in the execution of the retail strategy in Greater China as well as in Asia. Macau is a prime destination not only for gambling but for other recreation as well – both for dining and other family activities. The Fisherman’s Wharf is expected to draw at least 15 million people in just its first year of opening and will steadily grow from there. Our mega store, located in the central of the Wharf, offers a full range of products to millions of affluent customers throughout the year, and we are pleased to be able to execute a faster track record of new store openings than all other competitors put together.

A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Revenues	$58,167	$77,379	$94,612	33%	22%

     The increase in revenue for the year ended December 31, 2005, compared with the year ended December 31, 2004, and the increases for the year ended December 31, 2004 compared with the year ended December 31, 2003 were attributable to the acceptance of new products, as well as the rise in orders from existing customers and new customers.
Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Cost of sales	$44,947	$61,265	$72,642	36%	19%

% of revenues	77%	79%	77%

Gross profit	$13,220	$16,114	$21,970	22%	36%

% of revenues	23%	21%	23%

     The gross profit margin increased to 23% for the year ended December 31, 2005 from 21% for the year ended December 31, 2004. The increase in gross profit margin was attributable to the move to sales of higher value gem stones and to higher gross profit margin on the newly incepted retail business.
     The gross profit margin dropped to 21% for the year ended December 31, 2004 from 23% for the year ended December 31, 2003. The decrease in gross profit margin was due to the rise in diamond price which we could not pass to customer for orders accepted before the rise in price and also to sales to discount chain stores.
Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Selling, general and administrative expenses	$9,133	$11,578	$15,488	27%	34%

% of revenues	16%	15%	16%
     Selling, general and administrative (SG&A) expenses increased to 16% of revenue for the year ended December 31, 2005, compared with 15% of revenue for the year ended December 31, 2004.
     Selling, general and administrative (SG&A) expenses increased by 34% for the year ended December 31, 2005, compared with the year ended December 31, 2004. It was primarily incurred by acquired subsidiaries engaged in manufacturing, new office and advertising and payroll expenses associated with retail business.

Unrealized loss (gain) on derivatives

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Unrealised loss on derivatives	$162	$482	$88	198%	-82%

% of revenues	0%	1%	0%

(With the hedging mechanism in place since 2003, we have the realised gain on hedging activities included in “Other Revenues”)

Realized gain on hedging activities	$249	$681	$96	173%	-86%

% of revenues	0%	1%	0%

Net gain on derivatives and hedging activities	$87	$199	$8	129%	-96%

% of revenues	0%	0%	0%
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
     Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred an unrealized loss of $88,000 (2004: $482,000) and realized gain of $96,000 (2004: $681,000) on derivatives, which has been included in “Other Revenues” of $784,000 (2004: $844,000) for the year ended December 31, 2005.
     Persistently, after the hedging mechanism in place since 2003, we secured position of a net gain on derivative hedging activities of $87,000, $199,000 and $8,000 for each of the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively.

Depreciation

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Depreciation	$1,184	$1,032	$1,368	-13%	33%

% of revenues	2%	1%	1%
     Depreciation increased by 33% to $1,368,000 for the year ended December 31, 2005 from $1,032,000 for the year ended December 31, 2004, reflecting the amortization on the on-going capital expenditures, capitalized computer system and renovation of retail shops during the year.
     Depreciation decreased by 13% to $1,032,000 for the year ended December 31, 2004 from $1,184,000 for the year ended December 31, 2003. It was resulted from a portion of fully depreciated furniture, fixtures and equipment during the year.
Amortization and impairment loss on goodwill

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Amortization and impairment loss on goodwill	$200	$0	$0	-100%	N/A

% of revenues	0%	0%	0%
     In March 2002, goodwill was arisen as a result of the acquisition of a jewelry retail company. Impairment loss of $200,000 of the related goodwill was charged for the year ended December 31, 2003.

Interest cost

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Interest expenses	$753	$902	$1,991	20%	121%

% of revenues	1%	1%	2%
     Interest expenses increased for the years ended December 31, 2003, 2004 and 2005 reflecting the continuous increase in interest rate and a higher utilization rate of credit line facilities as working capital.
Income taxes

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Incomes taxes expense	$352	$277	$739	-21%	167%

% of revenues	1%	0%	1%
     We were incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, are not subject to tax on income or on capital gains.
     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 17.5%.
     Three of our subsidiaries in China are registered to be qualified as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.
     One of our subsidiaries in China has its tax exemption and concessions expired at the end of 2004. Another subsidiary in China is enjoying the tax holiday as its first profit-making year in 2004 and another subsidiary in China is enjoying the tax holiday as its first profit-making year in 2005. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 15%.

     For other subsidiaries in China, the prevailing corporate income tax rate is 33%. The prevailing corporate income rate is 15% for companies operating in special economic zones of China.
     During the year ended December 31, 2005, incomes taxes included tax under provision adjustment of $88,000, and for the years ended December 31, 2004 and 2003, incomes taxes included tax overprovision adjustment of $22,000 and $92,000 respectively, after the finalization of tax assessment for prior years.
Extraordinary gain on negative goodwill

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2003	2004	2005	2003-2004	2004-2005
Extraordinary gain on negative goodwill	$0	$0	$378	N/A	N/A

% of revenues	0%	0%	0%
     Extraordinary gain on negative goodwill of $378,000 was arisen from the sequential acquisition of a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones ( the Investee)
     Pursuant to the purchase agreement dated January 1, 2005, the Company would pay US$2,827,500 to the Investee for the issuance of 3,900 new shares therein (Acquisition), in which the Company had 20% equity interests. The Company then became the major stockholder holding 98% equity interests in the Investee, which became a subsidiary of the Company.
Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three years.
Foreign Exchange
     Approximately 97% of our sales are denominated in U.S. Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by U.S. Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the U.S. Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.
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
Cash Flows

	Years ended December 31,
(in thousands)	2003	2004	2005
Net cash provided by (used in) operating activities	$1,489	$(5,690)	$(7,758)

Net cash used in investing activities	(468)	(1,179)	(4,655)

Net cash provided by financing activities	704	7,375	13,986

Effect of foreign exchange rate change	—	—	(5)

Net increase in cash and cash equivalents	1,725	506	1,568
     Operating Activities:
     The negative cash flow from operating activities for the years ended December 31, 2005 and December 31, 2004 reflected our accumulation of inventory of gemstones in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business in Hong Kong, Macau and China. The rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders also accentuated the negative cash flow. The increase in trade receivables of sales made near the year end also attributed to the negative cash flow for the year ended December 31, 2005

Investing Activities:
     For the year ended December 31, 2005, net cash used in investing activities was for the capital expenditures and purchase of capital guaranteed fund. Capital expenditure were mainly for acquisition of a production facility in Shenzhen, renovation and improvement of the existing production facilities in Shenzhen, renovation of shops for the new retail business and other on-going business necessities including a new computer system. The capital guaranteed fund was purchased from banks for securing new banking facilities, which was partially offset by the deduction in restricted cash.
     For the year ended December 31, 2004, net cash used in investing activities was for the capital expenditures, mainly for renovation and improvement of the existing production facilities in Shenzhen, renovation of shops for the new retail business and other on-going business necessities, and for increase in restricted cash deposits.
     Our capital expenditure by category for the periods presented were:

	Years ended December 31,
(in thousands)	2003	2004	2005
Land & buildings	$330	$—	$617
Leasehold improvement	$190	$487	$783
Furniture, fixtures and equipment	$250	$189	$1,060
Plant and machinery	$93	$51	$209
Motor vehicles	$133	$—	$200

Total	$996	$727	$2,869

Financing Activities:
     Net cash provided by financing activities for the year ended December 31, 2005 was $13,986,000, which included proceeds of $7,736,000 from issuance of shares upon exercise of stock options and warrants, increase of new loans and offset by the repayment of matured bank loans, and increase in bank overdrafts utilization level.
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
     Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2003	2004	2005
Granted:
Letters of credit	$19,005	$26,833	$31,533
Overdraft	$3,397	$3,461	$3,461

	22,402	30,294	34,994

Utilized :
Letters of credit utilized	$13,619	$15,423	$21,887
Overdraft utilized	$1,312	$607	$2,028

	14,931	16,030	23,915

     The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.
     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
     Notes payable:

	Years ended December 31,
(in thousands)	2003	2004	2005
Notes payable	$1,516	$2,487	$3,079

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2003	2004	2005
Gold loans outstanding (in $)	$3,118	$6,488	$10,756
Gold loans outstanding (in troy ounces)	10,900	17,920	27,920

Gold loan interest rate	1.6%-2.4%	2.1%-2.5%	2.4%-2.6%
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
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. In April 2005, the Securities and Exchange Commission announced that it would provide a phased-in implementation process for SFAS No. 123R. As a result of this phased-in process, the provisions of SFAS No. 123R must be adopted by most public entities no later than the beginning of the first fiscal year commencing after June 15, 2005. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.
Effective for the fiscal year beginning January 1, 2006, the Company will adopt the provisions of SFAS No. 123R using a modified version of prospective application. Under this transition method, compensation cost will be recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards previously calculated under SFAS No. 148 for pro forma disclosures.
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, ‘Inventory Costs – an amendment of ARB No. 43, Chapter 4’ (SFAS No. 151), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows of the Company.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29’ (SFAS No. 153). SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 ‘Accounting for Non-monetary Transactions’ and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS No. 153, we will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company.
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting and reporting of a change in accounting principle. The Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, the Statement also requires that a change in depreciation or amortization for long-lived assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The provisions of SFAS No. 154 are generally effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The

Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial position or results of operations.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D. TREND INFORMATION.
     The total revenue for fiscal year ending December 31, 2006 is estimated to be at least 10% greater than the level for fiscal year 2005. The sales for fiscal year 2006 are estimated at approximately US$105 million, compared to US$95 million for the fiscal year ended December 31, 2005. The gross profit margin for fiscal year 2006 is estimated to remain at the same 23% level as fiscal year 2005.
E. OFF-BALANCE SHEET ARRANGEMENTS.
     Except for those arrangements which are disclosed in the Consolidated Financial Statements, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of the December 31, 2005, we had the following known contractual obligations:

	Payments due by period
					More than 5
	Total	Less than I year	1-3 years	3-5 years	years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations Capital (Finance) Lease Obligations	63	20	41	2	—
Operating Lease Obligations	2,036	835	1,070	131	—
Purchase Obligations	—
Other Long-Term Liabilities Reflected on the Company’s	—
Balance Sheet under the GAAP of the primary financial statements	—

Total	2,099	855	1,111	133	—

     We had entered into finance lease agreements for the purchase of motor vehicles in 2003. The financed amount was $95,000, bearing interest at 5%-6% per annum, and repayable in 60 monthly installments beginning in 2003. A minimum finance charge may be charged if we pay off all the balance early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	66	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	41	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	46	Chief Financial Officer and Director
Po Yee Elsa Yue	41	Non-Executive Director
Andrew N. Bernstein	53	Non-Executive Director
Wing Kwan Ted Lai	43	Non-Executive Director
Kelvin Wong	39	Non-Executive Director
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
     Mr. Bernstein joined us as a director in July 2005. He earned his Bachelor of Science degree from Cornell University in 1974 and his Juris Doctor degree from Boston College Law

School in 1977. Since 1978, Mr. Bernstein has been engaged in the private practice of law in Denver, Colorado, with emphasis on the representation of private and public companies and their transactional, corporate and securities matters. Mr. Bernstein has served as our U.S. securities counsel since March 1997.
     Mr. Lai joined us as a director in July 2005. He is a lawyer by profession. Mr. Lai received his law degree from the University of London in 1984. He progressed from his legal career to become the managing director of a listed company in Hong Kong at the age of 26 from 1987 to 2001. Mr. Lai was in charge of the legal, accounting and investment operations of the company. Since 2001, he manages his own investments and serves as a consultant of a law firm.
     Mr. Wong joined us as a director in July 2005. Since 2002, he serves as the finance director of a Hong Kong-based private conglomerate group which mainly engages in garment manufacturing and property investments. Mr. Wong earned a Bachelor of Science degree from the University of Southern California in 1990, majoring in accounting. He was formerly the manager of the Assurance and Business Advisory Services division of PriceWaterhouseCoopers in Hong Kong. Mr. Wong has over 13 years of experience in the accounting and finance field. He is currently a member of the American Institute of Certified Public Accountants, the California State Board of Accountancy and the Hong Kong Institute of Certified Public Accountants.
B. COMPENSATION.
     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2005 on an accrual basis, for services in all capacities, was $1,146,000. During the fiscal year ended December 31, 2005, we contributed an aggregate amount of $33,000 toward the pension plans of our directors and executive officers.
Executive Service Contract
     We entered into an employment agreement with Mr. Yu Chuan Yih, effective October 1, 2003, for a period of three years at an annual salary of $233,000. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the compensation committee of the board of directors at its discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year.
     On July 1, 2003, we granted Mr. Yih options exercisable to acquire 800,000 shares of common stock at $2.00 per share at any time through June 30, 2013.
     On January 3, 2005, we granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares at $3.00 per share at any time through March 30, 2005.

C. BOARD PRACTICES.
     Each of our seven current directors was elected at our last annual meeting of shareholders held September 26, 2005 to serve a one-year term or until their successor is elected and qualified.
     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
     We have established an audit committee, which currently consists of Kelvin Wong, Wing Kwan Ted Lai and Po Yee Elsa Yue. Its functions are to:
•	recommend annually to the board of directors the appointment of our independent public accountants;

•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;

•	review and approve non-audit services of the independent public accountants;

•	review compliance with our existing accounting and financial policies;

•	review the adequacy of our financial organization; and

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with U.S. federal and state laws relating to financial reporting.
     We have established a nominating committee, which currently consists of Andrew N. Bernstein, Kelvin Wong and Po Yee Elsa Yue. Its purpose and functions are to:
•	assess the size and composition of the board of directors in light of our operating requirements and existing social attitudes and trends;

•	develop membership qualifications for the board of directors and all board committees;

•	monitor compliance with board of director and board committee membership criteria;

•	review and recommend directors for continued service as required based on our evolving needs;

•	coordinate and assist management and the board of directors in recruiting new members to the board of directors; and

•	investigate suggestions for candidates for membership on the board of directors and recommend prospective directors, as required, to provide an appropriate balance of knowledge, experience and capability on the board of directors, including stockholder nominations for the board of directors.

          We have established a compensation committee, which currently consists of Andrew N. Bernstein, Kelvin Wong and Wing Kwan Ted Lai. Its purpose and functions are to:
•	review and approve corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers;

•	evaluate the chief executive officer’s performance in light of such goals and objectives at least annually and communicate the results to the chief executive officer and the board of directors;

•	set the chief executive officer’s compensation levels based on the foregoing evaluation (including annual salary, bonus, stock options and other direct and indirect benefits), with ratification by the independent directors of the full board of directors; and

•	set the other executive officers’ compensation levels (including annual salary, bonus, stock options and other direct and indirect benefits).
D. EMPLOYEES.
          As of December 31, 2005, we employed approximately 2,800 persons on a full-time basis for our production of jewelry and gemstone cutting and polishing. Approximately 100 of these people include our management and executive staff in Hong Kong and China. None of our employees is represented by a labor union and we believe that our employee relations are good.
E. SHARE OWNERSHIP.
          The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of December 31, 2005 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.
          As of December 31, 2005, we had 15,521,203 shares of our common stock issued and outstanding.
          This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
          The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially		Owned
Yu Chuan Yih	3,856,353	(1)(2)	22.5%
Ka Man Au	202,000	(3)	1.3%
Hon Tak Ringo Ng	100,000	(4)	*
Po Yee Elsa Yue	4,000	(5)	*
Andrew N. Bernstein	100,000	(6)	*
Kelvin Wong	0		*
Wing Kwan Ted Lai	0		*
All directors and executive officers as a group (7 persons)	4,262,353		24.4%

*	Represents less than 1% beneficial ownership

(1)	Of Mr. Yih’s 2,267,853 shares, 1,500,000 shares are owned of record by Pacific Growth Developments Ltd., a British Virgin Islands corporation, which is owned by Mr. Yih (60%), his wife Tammy Yih (20%) and an adult daughter, Bianca Tzu Hsiu Yih (20%).

(2)	Includes options currently exercisable to acquire:

•	766,500 shares of common stock at $2.00 per share at any time until April 30, 2008;

•	22,000 shares of common stock at $2.25 per share at any time until April 30, 2008; and

•	800,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(3)	Represents options currently exercisable to acquire:

•	27,000 shares of common stock at $2.00 per share at any time until April 30, 2008;

•	100,000 shares of common stock at $2.25 per share at any time until April 30, 2008; and

•	75,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(4)	Represents options currently exercisable to acquire:

•	25,000 shares of common stock at $2.00 per share at any time until April 30, 2008; and

•	75,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(5)	Represents options currently exercisable to acquire:

•	4,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(6)	Includes options currently exercisable to acquire:

•	50,000 shares of common stock at $2.00 per share at any time until April 30, 2008.

The 1998 Stock Compensation Plan
     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.
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
          As of December 31, 2005, 1,985,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
•	a total of 2,014,500 stock options, consisting of stock options to purchase 761,000 and 862,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013, respectively, and 391,500 stock options to purchase 391,500 shares at $2.25 per share through April 30, 2008. A total of 1,668,500 stock options are held by our directors and officers as a group.

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
     As of December 31, 2005, 2,704,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
•	a total of 1,296,000 stock options, consisting of stock options to purchase 1,174,000 shares at $2.00 per share through June 30, 2013 and 122,000 shares at $2.25 per share through April 30, 2008. A total of 434,000 stock options are held by our directors and officers as a group.
The 2005 Stock Compensation Plan
     Effective July 1, 2005, we adopted and approved the 2005 Stock Compensation Plan, which our shareholders approved on September 26, 2005. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

     Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
     As of December 31, 2005, no options had been granted under the plan.
Other Options and Warrants Outstanding
     As of December 31, 2005, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase 200,000 shares at $3.00 per share through August 15, 2006 which we granted to The Bauer Partnership, Inc. on August 16, 2001, in connection with a proposed debt placement which was never completed

•	warrants to purchase 429,676 shares at $2.98 per share through September 3, 2009 which we sold to a group of investors pursuant to a private placement offering on September 1, 2004

•	warrants to purchase an aggregate of 500,000 shares through April 4, 2008 which we granted to a consultant pursuant to a consulting agreement dated April 5, 2005 on the following terms:
  50,000 warrants at $2.80 per warrant
150,000 warrants at $3.00 per warrant
150,000 warrants at $3.50 per warrant
100,000 warrants at $4.00 per warrant
  50,000 warrants at $4.50 per warrant

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of December 31, 2005, we had 265 record holders of our common stock. Of the 15,521,203 shares outstanding as of December 31, 2005, 12,968,107 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Certain of our banking facilities are collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of $9,147,000, $12,971,000 and $21,244,000 as of December 31, 2003, 2004 and 2005. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2005, the balance of the mortgage loans amounted to $237,000.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended April 30, 2001	$3.88	$1.63
Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03

Quarter ended March 31, 2004	$5.74	$3.75
Quarter ended June 30, 2004	$4.23	$3.14
Quarter ended September 30, 2004	$3.79	$2.25
Quarter ended December 31, 2004	$3.36	$2.21
Quarter ended March 31, 2005	$3.59	$2.68
Quarter ended June 30, 2005	$2.80	$2.07
Quarter ended September 30, 2005	$3.19	$2.03
Quarter ended December 31, 2005	$3.95	$3.00

Month ended September 30, 2005	$3.19	$2.79
Month ended October 31, 2005	$3.19	$3.00
Month ended November 30, 2005	$3.81	$3.08
Month ended December 31, 2005	$3.95	$3.26
Month ended January 31, 2006	$3.50	$3.34
Month ended February 28, 2006	$4.16	$3.50

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

     Directors. A director who is materially interested in any transaction with us shall declare the material facts of and nature of his interest at the meeting of the Board of Directors. A director may vote or be counted as the quorum on any resolution of the Board in respect of any transaction in which he is materially interested. With the prior or subsequent approval by a resolution of directors, the directors may fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.
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
     None.
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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that it considers Kelvin Wong as the audit committee financial expert serving on our audit committee. Mr. Wong is an independent non-executive director as defined in the Nasdaq Stock Market’s listing standards.
ITEM 16B. CODE OF ETHICS
     We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
     The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $140,000 for the fiscal year ended December 31, 2004 and $158,000 for the fiscal year ended December 31, 2005.
(b) Audit — Related Fees.
     No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal year ended December 31, 2004 and for the fiscal year ended December 31, 2005.
(c) Tax Fees.
     The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $8,000 for the fiscal year ended December 31, 2004 and $10,000 for the fiscal year ended December 31, 2005. The nature of the services comprising these fees included data gathering for preparation, review and submission as agent of tax filing.
(d) All Other Fees.
     No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal year ended December 31, 2004 and for the fiscal year ended December 31, 2005.

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
     We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2005.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are being filed as part of this Annual Report on Form 20-F:
     Report of Independent Registered Public Accounting Firm
     Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005.
     Consolidated balance sheets as of December 31, 2004 and 2005.
     Consolidated statements of shareholders’ equity for the years ended December 31, 2003, 2004 and 2005.
     Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005.
     Notes to and forming part of the financial statements

LJ INTERNATIONAL INC.
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations	F-3 - F-4

Consolidated Balance Sheets	F-5

Consolidated Statements of Shareholders’ Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to and Forming Part of the Financial Statements	F-10 – F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Shareholders and The Board of Directors of
LJ International Inc.
     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LJ International Inc. and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong
Dated: March 27, 2006

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
	Notes			(Restated)	(Restated)
Operating revenue	2	(c)	94,612	77,379	58,167
Costs of goods sold			(72,642)	(61,265)	(44,947)

Gross profit			21,970	16,114	13,220

Operating expenses
Selling, general and administrative expenses			(15,488)	(11,578)	(9,133)
Unrealized loss on derivatives			(88)	(482)	(162)
Depreciation			(1,368)	(1,032)	(1,184)
Impairment on property, plant and equipment			—	—	(84)
Impairment loss on goodwill	8		—	—	(200)

Operating income			5,026	3,022	2,457

Other revenue and expense
Other revenues	2	(c)	784	844	453
Interest expenses			(1,991)	(902)	(753)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item			3,819	2,964	2,157
Income taxes expense	11		(739)	(277)	(352)

Income before minority interests, equity in results of investment securities and extraordinary item			3,080	2,687	1,805
Minority interests in consolidated subsidiaries			(20)	—	8

Income before equity in results of investment securities and extraordinary item			3,060	2,687	1,813
Equity in results of investment securities			—	133	(851)

Income before extraordinary item			3,060	2,820	962
Extraordinary gain on negative goodwill	3		378	—	—

Net income			3,438	2,820	962

Numerator:
Net income used in computing basic earnings per share			3,438	2,820	962

Denominator:
Weighted average number of shares used in calculating basic earnings per share			13,438,578	11,118,995	8,757,266
Effect of dilutive potential ordinary shares:
Warrants			28,738	55,693	183,151
Stock options			854,568	932,786	765,267

Weighted average number of shares used in calculating diluted earnings per share			14,321,884	12,107,474	9,705,684

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
	Notes			(Restated)	(Restated)
Basic earnings per share:	2	(g)
Income before extraordinary item			0.23	0.25	0.11
Extraordinary item			0.03	—	—

Net income			0.26	0.25	0.11

Diluted earnings per share:	2	(g)
Income before extraordinary item			0.21	0.23	0.10
Extraordinary item			0.03	—	—

Net income			0.24	0.23	0.10

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

			As of December 31,
	Notes		2005	2004
			US$	US$
				(Restated)
ASSETS
Current asset
Cash and cash equivalents			4,796	3,228
Restricted cash			5,839	6,393
Trade receivables, net of allowance for doubtful accounts (December 31, 2005: US$212; December 31, 2004: US$284)			24,960	15,653
Derivatives			2,034	—
Investment in capital guaranteed fund			2,496	—
Inventories	5		55,941	36,629
Prepayments and other current assets			2,538	2,539

Total current assets			98,604	64,442
Properties held for lease, net	6		1,400	1,452
Property, plant and equipment, net	7		6,221	4,673
Due from related parties	16	(b)	484	491
Goodwill, net	8		1,521	1,521
Investment securities, net	9		—	1,792

Total assets			108,230	74,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		2,028	607
Notes payable	10		3,079	2,487
Capitalized lease obligation, current portion			20	19
Letters of credit, gold and others	10		32,643	21,911
Derivatives			3,567	1,462
Trade payables			12,168	9,553
Accrued expenses and other payables			7,280	4,631
Due to related parties	16	(b)	1,910	—
Income taxes payable			201	68
Deferred taxation	11		154	87

Total current liabilities			63,050	40,825
Capitalized lease obligation, non-current			43	58

Total liabilities			63,093	40,883

Minority interest			129	—

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued — 15,521,203 shares as of December 31, 2005 and 12,304,658 shares as of December 31, 2004	13		155	123
Additional paid-in capital			31,419	23,382
Accumulated other comprehensive loss			(156)	(151)
Unearned compensation	2	(q)	(19)	(37)
Retained earnings			13,609	10,171

Total shareholders’ equity			45,008	33,488

Total liabilities and shareholders’ equity			108,230	74,371

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data)

								Accumulated
			Common stock		Additional	Treasury stock		other
			Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
	Notes		of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
				US$	US$		US$	US$	US$	US$	US$
								(Note 2(y))		(Restated)	(Restated)
Balance as of January 1, 2003			8,671,615	87	17,410	(318,200)	(391)	(151)	—	6,389	23,344

Comprehensive income:
Net income			—	—	—	—	—	—	—	962	962
Issuance of common stock upon exercise of stock options	13	(a)(i)	1,122,500	11	2,234	—	—	—	—	—	2,245
Issuance of common stock upon exercise of warrants	13	(a)(i)	95,891	1	(1)	—	—	—	—	—	—
Compensation costs for stock-based transactions	15	(b)	—	—	9	—	—	—	—	—	9
Sales of treasury stock	13	(b)	—	—	150	318,200	391	—	—	—	541

Balance as of December 31, 2003			9,890,006	99	19,802	—	—	(151)	—	7,351	27,101

Comprehensive income:
Net income			—	—	—	—	—	—	—	2,820	2,820
Issuance of common stock on private placement	13(a)(ii)		1,614,082	16	2,730	—	—	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13(a)(iii)		405,000	4	806	—	—	—	—	—	810
Issuance of common stock upon exercise of warrants	13(a)(iii)		395,570	4	(4)	—	—	—	—	—	—

Stock options granted	2	(q)	—	—	48	—	—	—	(48)	—	—
Compensation expense recognized during the year	2	(q)	—	—	—	—	—	—	11	—	11

Balance as of December 31, 2004			12,304,658	123	23,382	—	—	(151)	(37)	10,171	33,488
The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data)

								Accumulated
			Common stock		Additional	Treasury stock		other
			Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
	Notes		of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
				US$	US$		US$	US$	US$	US$	US$
								(Note 2(y))		(Restated)	(Restated)
Comprehensive income:
Net income			—	—	—	—	—	—	—	3,438	3,438
Issuance of common stock upon exercise of stock options	13(a)(iv)		3,162,000	31	7,542	—	—	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13(a)(iv)		54,545	1	162	—	—	—	—	—	163
Exchange translation difference			—	—	—	—	—	(5)	—	—	(5)
Compensation costs for warrants granted	15	(b)	—	—	118	—	—	—	—	—	118
Equity in capital transaction of investment securities			—	—	215	—	—	—	—	—	215
Compensation expense recognized during the year	2	(q)	—	—	—	—	—	—	18	—	18

Balance as of December 31, 2005			15,521,203	155	31,419	—	—	(156)	(19)	13,609	45,008

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2005	2004	2003
	Notes	US$	US$	US$
			(Restated)	(Restated)
Cash flows from operating activities:
Net income		3,438	2,820	962
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease		1,368	1,032	1,184
Impairment loss on property, plant and equipment		—	—	84
Amortization and impairment loss on goodwill		—	—	200
Extraordinary gain on negative goodwill		(378)	—	—
Unrealized loss on derivatives		88	482	162
Loss (Gain) on disposal and write-off of property, plant and equipment		8	(3)	2
Allowance for doubtful debts		(72)	125	5
Minority interests		20	—	(8)
Compensation costs for warrants granted		118	—	—
Compensation expenses recognized during the year		18	11	9
Equity in results of investment securities		—	(133)	851
Changes in operating assets and liabilities:
Trade receivables		(8,607)	(535)	(4,286)
Inventories		(12,060)	(15,142)	(3,555)
Prepayments and other current assets		601	1,187	(2,493)
Due from related parties		7	17	3
Trade payables		1,883	1,136	1,797
Accrued expenses and other payables		(854)	1,767	1,168
Letters of credit, gold and others		6,464	1,804	5,060
Income taxes payable and deferred taxation		200	(258)	344

Net cash (used in) provided by operating activities		(7,758)	(5,690)	1,489

Cash flows from investing activities:
Change in restricted cash		554	(462)	427
Net cash inflow from acquisition		156	—	—
Purchase of capital guaranteed fund		(2,496)	—	—
Purchase of property, plant and equipment		(2,869)	(727)	(897)
Proceeds on disposals of property, plant and equipment		—	10	2

Net cash used in investing activities		(4,655)	(1,179)	(468)

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2005	2004	2003
	Notes	US$	US$	US$
			(Restated)	(Restated)
Cash flows from financing activities:
Change in bank overdrafts		1,421	(705)	(1,795)
Proceeds from issuance of shares upon exercise of stock options		7,573	810	2,245
Proceeds from issuance of share upon exercise of stock warrants		163	—	—
Net proceeds from issuance of shares in private placement		—	2,746	—
Loans acquired		10,267	7,624	1,516
Repayment of loans		(5,424)	(3,082)	(1,777)
Repayment of capitalized lease obligation		(14)	(18)	(26)
Sale of treasury stock		—	—	541

Net cash provided by financing activities		13,986	7,375	704

Effect of foreign exchange rate change		(5)	—	—

Net increase in cash and cash equivalents		1,568	506	1,725

Cash and cash equivalents, as of beginning of period		3,228	2,722	997

Cash and cash equivalents, as of end of period		4,796	3,228	2,722

Supplemental disclosure information:
Interest expense		1,991	872	728
Income taxes paid		539	535	9

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases		—	—	98

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS
LJ International Inc. (LJI), its subsidiaries and variable interest entities (VIEs) (collectively referred as the Company) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of accounting

The financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(b)	Principles of consolidation and goodwill

The consolidated financial statements include the financial information of LJI, its subsidiaries and VIEs for which the Company is the primary beneficiary. The results of subsidiaries and VIEs acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal respectively. All material intercompany balances and transactions have been eliminated on consolidation.

During 2004, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest nor do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Lorenzo (Shenzhen) Co., Ltd. (LSC) and Enzo (Shenzhen) Co., Ltd. (ESC) are VIEs that each of them is owned by 2 individuals, who are acting as agents for the Company. The Company does not have any ownership interest in LSC and ESC. The Company is incorporated in the BVI and is considered a foreign entity under the PRC laws. Due to the restrictions on foreign ownership on the retail business of jewelries, the Company, through loans to the agents, established LSC and ESC to carry out the retail business of jewelries in the PRC. Pursuant to various agreements entered into between the Company, the agents and LSC on May 21, 2004, the agents and ESC on July 14, 2005, the Company generally has control of LSC and ESC, absorbs majority of expected losses and receives majority of residual return of LSC and ESC. The Company is therefore considered the primary beneficiary of LSC and ESC. Accordingly, the results of LSC and ESC are consolidated in the financial statements of the Company since May 21, 2004 and July 14, 2005 respectively.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(b)	Principles of consolidation and goodwill (Continued)

The application of the consolidation provisions of FIN 46(R) resulted in a decrease in assets and an increase in liabilities as of December 31, 2005 by US$4,586 and US$1,882 respectively and a decrease in assets and an increase in liabilities as of December 31, 2004 by US$141 and US$82 respectively and an increase in net loss of US$1,248 and US$223 for each of two years ended December 31, 2005 and 2004 respectively.

Goodwill represents the excess of cost over fair value of acquired net assets and is subject to annual impairment tests. As part of an ongoing review of the valuation of goodwill, management assesses the fair value of the reporting units to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that the goodwill is not recoverable, as determined by a discounted cash flow analysis, the carrying value of the Company’s goodwill would be reduced accordingly.

(c)	Revenue recognition

Operating revenue represents sale of goods at invoiced value to customers, net of returns and discounts, and is recognized when goods are delivered and title has passed to customers.

Other revenue is recognized on the following basis:
(i)	Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable;

(ii)	Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iii)	Net gain from the trading of precious and semi-precious gemstones is recognized when gemstones are delivered and title has passed to customers; and

(iv)	Subcontracting income is recognized in the period when services are rendered.
(d)	Sales return reserve

The Company has allowed sales returns and its sales generally include specified return policy for certain customers. The Company reserves for sales returns as a reduction of revenue at the time the operating revenue is recognized based on historical sales return experience and agreed terms of sales return stated in the contracts with certain specific customers.

(e)	Shipping and handling costs

The shipping and handling costs are included in costs of goods sold. The amounts of revenue received for shipping and handling are included in operating revenue.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$1,092, US$364 and US$871 for the years ended December 31, 2005, 2004 and 2003, respectively.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g)	Earnings per share

The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. 300,000 warrants that could potentially dilute basic earnings per share in the future were not included in the computation of diluted earnings per share for the year ended December 31, 2005 because to do so would have been anti-dilutive for the year.

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

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

Effective January 1, 2005, the Company changed its method of valuing its inventory from the first-in, first-out method to the monthly weighted average costing method. Management believes the weighted average costing method results in a better matching of current costs with current revenues and minimizes the effect of price level changes on inventory valuation. The cumulative effect of this accounting change for years prior to 2005 and the effects of retroactive application of the weighted average costing method to prior years are immaterial. The effect of the change in 2005 was to increase net income of the Company by US$35.

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

(n)	Investment securities

Prior to January 1, 2005, investment in non-marketable securities held for an identified long term purpose are stated at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. The amount of impairment is recognized as an expense in the period in which the decline occurs. On January 1, 2005, as set out in note 3, the Company acquired additional shares in this non-marketable securities and became the major shareholder.

As appropriate for a step-acquisition, the investment was restated to account for under the equity method for periods before January 1, 2005.

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

As of December 31, 2005, the Company has three stock-based employee compensation plans, details of which are set out in note 14(a).

In 2004, the Company recorded an unearned compensation of US$48 in the shareholders’ equity in relation to the option to purchase 150,000 shares of the common stock of the Company granted to an employee, for which the exercise price was below the market price of the underlying stock at the date of grant. This amount is accrued proportionately as compensation expense over the vesting period. For each of the two years ended December 31, 2005 and 2004, the Company recognized compensation expense of US$18 and US$11 respectively in its statement of operations. Other than the above, the exercise price of the Company’s incentive stock options was same as or higher than the market price of the underlying stock on the date of grant, no compensation expense was recognized for these stock options granted to employees.

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Stock-based compensation (Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
		(Restated)	(Restated)
Income before extraordinary item	3,060	2,820	962
Add : Stock-based employee compensation expenses included in reported net income, net of tax	18	11	—
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(2,266)	(159)	(160)

Pro forma income before extraordinary item	812	2,672	802

Extraordinary item	378	—	—

	1,190	2,672	802

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
		(Restated)	(Restated)
Basic earnings per share, as reported:
Income before extraordinary item	0.23	0.25	0.11
Extraordinary item	0.03	—	—

Net income	0.26	0.25	0.11

Diluted earnings per share, as reported:
Income before extraordinary item	0.21	0.23	0.10
Extraordinary item	0.03	—	—

Net income	0.24	0.23	0.10

Basic earnings per share, pro forma:
Income before extraordinary item	0.06	0.24	0.09
Extraordinary item	0.03	—	—

Net income	0.09	0.24	0.09

Diluted earnings per share, pro forma:
Income before extraordinary item	0.06	0.22	0.08
Extraordinary item	0.02	—	—

Net income	0.08	0.22	0.08

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Stock-based compensation (Continued)

The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Expected dividend yield	—	—	—
Expected stock price volatility	52%	61%	9%
Risk-free interest rate	4.37%	4.15%	3.56%
Expected life of options	2 years	3 years	3 years
The weighted average fair value per option granted during the years ended December 31, 2005, 2004 and 2003 was US$0.70, US$1.06 and US$0.14 respectively.

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

LJI’s functional currency is United States dollars. Transactions denominated in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate prevailing at the dates of transactions. Foreign currency transaction gains and losses are included in the consolidated statement of operations. The assets and liabilities of subsidiaries whose functional currencies are other than U.S. dollars, are translated at the exchange rates in effect at the balance sheet date and related revenue and expenses are translated at average exchange rates during the year. Related transaction gains or losses are reported as a separate component of accumulated other comprehensive income (loss).

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

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

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

(y)	Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. Accumulated other comprehensive loss represents exchange translation adjustments and is included in the shareholders’ equity section of the balance sheet.

(z)	New accounting pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment” (SFAS No. 123R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. In April 2005, the Securities and Exchange Commission announced that it would provide a phased-in implementation process for SFAS No. 123R. As a result of this phased-in process, the provisions of SFAS No. 123R must be adopted by most public entities no later than the beginning of the first fiscal year commencing after June 15, 2005. SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.

Effective for the fiscal year beginning January 1, 2006, the Company will adopt the provisions of SFAS No. 123R using a modified version of prospective application. Under this transition method, compensation cost will be recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards previously calculated under SFAS No. 148 for pro forma disclosures.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(z)	New accounting pronouncements (Continued)

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, ‘Inventory Costs – an amendment of ARB No. 43, Chapter 4’ (SFAS No. 151), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows of the Company.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29’ (SFAS No. 153). SFAS No. 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 ‘Accounting for Non-monetary Transactions’ and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS No. 153, we will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting and reporting of a change in accounting principle. The Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, the Statement also requires that a change in depreciation or amortization for long-lived assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The provisions of SFAS No. 154 are generally effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial position or results of operations.
3.	ACQUISITIONS

On January 1, 2005, the Company paid US$2,828 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and is classified as investment securities as of December 31, 2004. The Company then became the major stockholder holding 98% equity interest in GIL, which became a subsidiary of the Company.

Details of the 98% share of identifiable assets and liabilities by the Company at the date of acquisition are as follows:

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
3.	ACQUISITIONS (CONTINUED)

As of
January 1,
2005
US$
Net assets acquired:
Property, plant and equipment	150
Trade receivables	615
Inventories	7,107
Other receivables	3,360
Cash and cash equivalents	153
Trade payables	(718)
Accrued expenses and other payables	(5,304)

5,363

Negative goodwill arising from acquisition	(528)

Total consideration*	4,835

*	representing equity method investment as of January 1, 2005 of US$2,007 and consideration of US$2,828
None of the amount of goodwill is expected to be taxable or tax deductible.
Negative goodwill was arisen from the acquisition of GIL, US$150 of which was directly written off against the Company’s share of properties, plants and equipments acquired. The remaining balance of US$378 was included in statement of operations for the year ended December 31, 2005 as an extraordinary item.
The Company’s consolidated results of operations have incorporated GIL’s activity on a consolidated basis from the date of acquisition, which was January 1, 2005. The following unaudited consolidated results of operations reflect pro forma results of operations for the year ended December 31, 2004, as if the acquisition had been completed on January 1, 2004 and after giving effect to purchase accounting adjustments. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and may not be indicative of future operating results.

Year ended
December 31,
2004
US$
Pro forma:
Operating revenue	77,379

Net income	3,087

Earnings per share:
Basic	0.28
Diluted	0.25

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
3.	ACQUISITIONS (CONTINUED)

In addition, as of December 31, 2004, this investment is accounted for using the cost method. As appropriate for a step-acquisition, in the 2005 financial statements, the investment as of December 31, 2004 has been restated to account for under the equity method, details of which are set out in note 9.

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

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
5.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2005	2004
	US$	US$
Raw materials	38,676	25,810
Work-in-progress	2,214	1,423
Finished goods	15,051	9,396

	55,941	36,629

6.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease terms of 2 years. Properties held for lease consists of the following:

	As of December 31,
	2005	2004
	US$	US$
Leasehold land and buildings	2,037	2,037
Less: Accumulated depreciation	(637)	(585)

	1,400	1,452

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2005 and 2004 (see note 10).
The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2005	2004
	US$	US$
2005	—	88
2006	91	22
2007	32	—

	123	110

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2005	2004
	US$	US$
Leasehold land and buildings	2,405	1,995
Leasehold improvement	3,740	3,326
Furniture, fixtures and equipment	4,664	3,656
Plant and machinery	2,046	2,493
Motor vehicles	564	423

	13,419	11,893
Less: Accumulated depreciation	(7,198)	(7,220)

	6,221	4,673

The Company pledged leasehold land and buildings with net book values of US$2,049 and US$1,495 as of December 31, 2005 and 2004 respectively as collateral for general banking facilities granted to the Company (see note 10).

8.	GOODWILL, NET

As of December 31, 2005, goodwill is attributed to the acquisition of a jewelry retail company in 2002.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Carrying value, beginning of year	1,521	1,521	1,721
Impairment loss	—	—	(200)

Carrying value, end of year	1,521	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2005. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2005 and 2004 respectively.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
9.	INVESTMENT SECURITIES, NET

	As of December 31,
	2005	2004
	US$	US$
		(Restated)
Share of net assets	—	313
Goodwill	—	1,479

	—	1,792

During the year ended April 30, 2001, the Company acquired 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, of which the Company had no significant control and influence over its operating and financial policies, the investment is stated at cost previously.

The directors of the Company consider such acquisition would enhance the Company by forward and backward vertical integration.

On January 1, 2005, additional equity interest was acquired in this company, which become a subsidiary of the Company, details of which is set out in note 3. As appropriate for a step-acquisition, the interest as of December 31, 2004 was restated to account for under equity method.

10.	BANKING FACILITIES AND OTHER LOANS

			As of December 31,
			2005	2004
	Note		US$	US$
Bank overdrafts	(a	)	2,028	607

Notes payable:
Current portion	(b	)	3,079	2,487

Letters of credit, gold and others:
Letters of credit and others	(a	)	13,048	9,955
Factoring	(a	)	8,839	5,468
Gold loan	(c	)	10,756	6,488

			32,643	21,911

The Company’s banking facilities are collateralized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 16(b)).

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
(a)	As of December 31, 2005, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$3,461, US$15,987 and US$15,546 respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 4.90% to 9.25% per annum as of December 31, 2005.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the balance sheet.

(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings. These loans aggregated to US$3,079 as of December 31, 2005. The expected maturities of these notes payable are within one year. Interest charges on these loans ranged from 6.3% to 6.8% per annum as of December 31, 2005.

(c)	The Company had outstanding loans to purchase 27.92 oz of gold as of December 31, 2005 with the related balances being US$10,756. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 2.4% to 2.6% per annum as of December 31, 2005 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.
The weighted average interest rate for the year ended December 31, 2005 was 5.0%.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax (expense) credit comprises of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year	(595)	(299)	(357)
(Under)/Over provision in prior years	(77)	22	92

Total current tax	(672)	(277)	(265)

Deferred taxes arising in foreign subsidiaries:
For the year	(67)	—	(87)

Income taxes (expense) credit	(739)	(277)	(352)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2004 and 2003: 17.5%) is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	%	%	%
Statutory rate	17.5	17.5	17.5
Tax effect of net operating losses	21.2	19.9	20.0
Non taxable profits, net	(21.7)	(25.3)	(25.8)
Impairment loss on goodwill	—	—	1.6
Others	2.3	(2.8)	3.0

Effective rate	19.3	9.3	16.3

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
11.	INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2005	2004
	US$	US$
Deferred tax assets:
Net operating loss	5,069	2,826
Depreciation	71	98
Start up costs	8	23

	5,148	2,947
Valuation allowance	(5,148)	(2,911)

Total deferred tax assets	—	36

Deferred tax liabilities:
Accelerated tax allowance	(154)	(123)

Net deferred tax liabilities	(154)	(87)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The increase in valuation allowance for the years ended December 31, 2005, 2004 and 2003, amounted to US$2,237, US$253 and US$790 respectively.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$Nil and US$36, net of valuation allowances as of December 31, 2005 and 2004.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
12.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

The Company leases certain of its office and factory premises under various operating leases. Rent expenses under these leases totalled approximately US$1,188, US$717 and US$657 for the years ended December 31, 2005, 2004 and 2003 respectively. Included in rent expenses, there were contingent rent expenses approximately US$22, US$Nil and US$Nil for the years ended December 31, 2005, 2004 and 2003 respectively.

Future minimum rental payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December, 31 2005		As of December, 31 2004
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$
2005	—	—	22	625
2006	22	835	22	358
2007	22	718	22	131
2008	21	352	20	87
Thereafter	2	131	—	—

Total future minimum lease payments	67	2,036	86	1,201

Less: Amount representing interest	(4)		(9)

	63		77

In addition to the above future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount.

As of December 31, 2005, the Company had capital expenditure commitments of US$31.

(b)	Contingencies

As of December 31, 2005, 2004 and 2003, the Company provided guarantee in respect of bank mortgage loans granted to a director, Mr. Yih Yu Chuan to the extent of US$237, US$307 and US$370 respectively.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock
(i)	During the year ended December 31 2003, warrants to purchase 150,000 shares of common stock (note 15(b)(iv)) and 1,122,500 stock options (note 15(a)) were exercised. As a warrant holder elected to take the cashless exercise of 95,891 shares of common stock, a total of 1,218,391 shares of common stock of the Company were issued accordingly.

(ii)	In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants (note 13(c)) at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.

(iii)	During the year ended December 31, 2004, warrants to purchase 600,000 shares of common stock (note 15(b)(v)) and 405,000 stock options (note 15(a)) were exercised. As a warrant holder elected to take the cashless exercise of 395,570 shares of common stock, a total of 800,570 shares of common stock of the Company were issued accordingly.

(iv)	During the year ended December 31, 2005, warrants to purchase 54,545 shares of common stock (note 13(c)) and 3,162,000 stock options (note 15(a)) were exercised. A total of 3,216,545 shares of common stock of the Company were issued accordingly.
As of December 31, 2005, the Company had 15,521,203 shares of common stock issued.

(b)	Treasury stock

During the eight-month period ended December 31, 2002, the Company repurchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of US$391. In July 2003, the Company sold all these shares to a non-affiliated party for a consideration of US$541.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(c)	Warrants other than stock-based compensation

			As of December 31,
			2005	2004	2003
			Number of	Number of	Number of
	Note		warrants	warrants	warrants
Outstanding, beginning of year			2,361,721	1,922,500	2,068,500
Granted	(i	)	—	484,221	—
Exercised			(54,545)	—	—
Expired			(1,877,500)	(45,000)	(146,000)

Outstanding, end of year			429,676	2,361,721	1,922,500

The following table shows the warrants outstanding as of December 31, 2005.

Date of grant	Number of warrants	Exercise	Expiration date
	outstanding	price
		US$
September 1, 2004	429,676	2.98	September 3, 2009

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009 (see note (13)(a)(ii)).
14.	EMPLOYEE RETIREMENT BENEFIT PLANS

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2005, 2004 and 2003 was US$Nil, US$Nil and US$11 respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$831, US$616 and US$543 for the years ended December 31, 2005, 2004 and 2003 respectively.

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

On July 1, 2005, the Company adopted and approved the third stock plan (The 2005 Plan) which was approved by the shareholders on September 26, 2005. The Company believes that a new plan is necessary since there are only a minimal number of options remaining under The 1998 Plan and 2003 Plan. The Company believes that the grant of stock options is accomplishing its purposes, which is to promote the Company and the shareholders interests by providing key employees with an opportunity to acquire a proprietary interest in the Company and to develop a stronger incentive to put forth maximum effort for the Company continued success and growth. In addition, the opportunity to acquire a propriety interest in the Company aids the Company in attracting and retaining key personnel of outstanding ability.

Options granted under The 2005 Plan will constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The 2005 Plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of The 2005 Plan, which expires in June 2015. The compensation committee has the sole authority to interpret The 2005 Plan and make all determinations necessary or advisable for administering The 2005 Plan. The exercise price for any incentive option and nonqualified option may be less than, equal to or greater than 100% and 110% respectively of the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2005, no options had been granted under The 2005 Plan.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
15.	STOCK-BASED COMPENSATION (CONTINUED)
(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$
Outstanding, beginning of year	3,759,000	2.02	3,814,000	2.00	3,025,500	2.00
Granted	3,113,500	2.44	350,000	2.20	2,000,000	2.00
Exercised (note 13)	(3,162,000)	2.40	(405,000)	2.00	(1,122,500)	2.00
Cancelled	(400,000)	2.18	—	—	(89,000)	2.00

Outstanding, end of year	3,310,500	2.04	3,759,000	2.02	3,814,000	2.00

Exercise price less than the market price on date of grant	150,000	2.00	150,000	2.00	—	—

Exercise price equals to market price on date of grant	701,000	2.00	1,369,000	2.00	1,739,000	2.00

Exercise price exceeds to market price on date of grant	2,459,500	2.05	2,240,000	2.03	2,075,000	2.00

	3,310,500	2.04	3,759,000	2.02	3,814,000	2.00

Range of exercise price
- US$2.00	2,797,000	2.00	3,559,000	2.00	3,814,000	2.00
- US$2.25	513,500	2.25	—	—	—	—
- US$2.35	—	—	200,000	2.35	—	—

	3,310,500	2.04	3,759,000	2.02	3,814,000	2.00

Exercisable, end of year
- exercise price at US$2.00	2,093,125	2.00	2,489,500	2.00	2,557,000	2.00
- exercise price at US$2.25	513,500	2.25	—	—	—	—

	2,606,625	2.05	2,489,500	2.00	2,557,000	2.00

Weighted average remaining contractual life
- exercise price at US$2.00	6.09 years		6.42 years		7.04 years
- exercise price at US$2.25	2.33 years		—		—
- exercise price at US$2.35	—		8.50 years		—

All options issued, other than 703,875 options, are immediately exercisable as of December 31, 2005. The 703,875 options are issued and outstanding but only vest in additional increments of 337,500, 319,500 and 46,875 upon 2006, 2007 and 2008 respectively.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
15.	STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants
(i)	On March 22, 2000, the Company issued warrants to a placement agent to purchase 35,000 shares of the Company’s common stock at an exercise price of US$6.94 per share with an expiration date of March 31, 2005, as partial compensation for its services. As of December 31, 2005, all expired.

(ii)	On May 26, 2001, the Company entered into a consulting agreement with a consultant for a period of 24 months commencing on June 1, 2001. Pursuant to the agreement, the Company issued to the consultant warrants to purchase 260,000 shares of common stock of the Company on June 1, 2001. Of the warrants issued on June 1, 2001, the warrantholder is entitled to:
•	purchase 100,000 shares at US$2.29 per share exercisable through May 31, 2003 (expired, as of December 31, 2005);

•	purchase 80,000 shares at US$3.43 per share exercisable through May 31, 2004 (expired, as of December 31, 2005);

•	purchase 80,000 shares at US$4.57 per share exercisable through May 31, 2005. (expired, as of December 31, 2005);
(iii)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company at US$3.00 per share exercisable through August 15, 2006 in consideration for consultancy services.

(iv)	On April 15, 2002, in accordance with a common stock purchase agreement, the Company issued to an investor warrants to purchase 150,000 shares of common stock of the Company at US$1.79 per share exercisable through April 14, 2005. The warrants were exercised in July 2003 and 95,891 shares of common stock were issued accordingly pursuant to the cashless exercise.

(v)	Pursuant to a strategic advisory services agreement dated July 1, 2003, the Company issued to a consultant warrants to purchase 600,000 shares of common stock of the Company at US$2 per share exercisable through March 31, 2004. The warrants were exercised in January 2004 and 395,570 shares of common stock were issued accordingly pursuant to the cashless exercise.

(vi)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
15.	STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants (Continued)

Save as disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2005, 2004 and 2003. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

The fair value of warrants granted during the year ended December 31, 2005 and December 31, 2003 was estimated as US$472 and US$9 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended		Year ended
	December 31,	Year ended	December 31,
	2005	December 31, 2004	2003
Expected dividend yield	—	—	—
Expected stock price volatility	61%	—	9%
Risk-free interest rate	3.91%	—	1.07%
Expected life of warrants	3 years	—	0.25 years
16.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company
Yih Yu Chuan	Director and major shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Director and minor shareholder of a subsidiary of the Company

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

			As of December 31,
			2005	2004
	Note		US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited			463	464

Tanzanite (H.K.) Limited			21	27

	(i	)	484	491

Due to a related party:
Osorio Mendes Quintino Neto	(i	)	1,910	—

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			21,244	12,971

(c)	Summary of related party transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Rental expense to Tanzanite (H.K.) Limited	150	77	23

(i)	The amounts due from/ to related parties represent unsecured advances which are interest-free and repayable on demand.
17.	SEGMENT INFORMATION

As over 90% of the Company’s turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry, the Company considered that it has only one business segment. In respect of geographical areas, revenues are based on the country in which the customer is located. Long-lived assets are where the assets are located.
(a)	Geographical areas:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Revenue from external customers:
US & Canada	67,780	56,186	42,851
Europe and other countries	20,527	13,062	8,017
Japan	3,686	4,158	5,338
PRC (including Hong Kong and Macau)	2,619	3,973	1,961

	94,612	77,379	58,167

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
17.	SEGMENT INFORMATION (CONTINUED)

	As of December 31,
	2005	2004
	US$	US$
		(Restated)
Carrying amount of long-lived assets:
Hong Kong	3,492	4,717
PRC	3,933	2,922
US	196	278

Total long-lived assets (excluding goodwill)	7,621	7,917
Reconciling items:
Others	100,609	66,454

Total consolidated assets	108,230	74,371

(b)	The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2005		2004		2003
	US$	%	US$	%	US$	%
Customer A	13,093	14	8,482	11	5,164	9
Customer B	10,772	11	7,234	9	5,870	10
Customer C	9,247	10	6,454	8	5,869	10
Trade receivables related to these major customers were US$8,295 and US$1,347, as of December 31, 2005 and 2004 respectively.
18.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

91

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)

Date: March 27, 2006	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit		Page
Number	Description of Exhibit	Number
1.1	Memorandum of Association of the Company	*
1.2	Articles of Association of the Company	*
1.3	Amendment to Articles of Association of the Company	*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant	**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics	**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b)and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b)and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.