Form 20-F/A
period 2005-12-31
LJ INTERNATIONAL INC
filed 2007-02-06
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A

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
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to the two-year period ended April 30, 2002, eight months ended December 31, 2002 and the three-year period ended December 31, 2005 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data

					Eight-month period
	Years ended				ended		Years ended
	December 31,				December 31,		April 30,
	2005	2004	2003	2002	2002	2001	2002	2001
	(Unaudited)				(Unaudited)
		(Restated)	(Restated)	(Restated)	(Restated)		(Restated)	(Restated)
Statement of Operations Data:
Operating revenues	94,612	77,379	58,167	46,007	31,809	25,042	39,240	46,285
Cost of goods sold	72,642	61,265	44,947	39,951	22,820	18,602	35,731	31,540
Gross profit	21,970	16,114	13,220	6,056	8,989	6,440	3,509	14,745
Other operating income	549	125	163	200	157	93	135	62
Operating expenses
Selling, general and administrative	(15,488)	(11,578)	(9,133)	(9,525)	(6,433)	(5,905)	(8,963)	(9,398)
Net gain (loss) on derivatives	8	199	87	(975)	(435)	(119)	(660)	44
Depreciation	(1,368)	(1,032)	(1,184)	(1,328)	(863)	(565)	(1,031)	(808)
Impairment on property, plant and	—	—	(84)	(417)	(108)	—	(345)	—
Amortization and impairment loss on goodwill	—	—	(200)	(624)	(400)	(18)	(242)	(27)

Income (loss) from operations	5,671	3,828	2,869	(6,613)	907	(74)	(7,597)	4,618

Other income	139	38	41	91	48	172	217	508
Interest expenses	(1,991)	(902)	(753)	(668)	(441)	(424)	(652)	(1,780)
Impairment loss on investment security	—	—	—	(200)	(200)	—	—	—

Operating income (loss) before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,819	2,964	2,157	(7,390)	314	(326)	(8,032)	3,346
Incomes taxes (expense) credit	(739)	(277)	(352)	39	(101)	(39)	101	(211)

Income (Loss) before minority interests, equity in results of investment securities and extraordinary item	3,080	2,687	1,805	(7,351)	213	(365)	(7,931)	3,135
Minority interests in consolidated	(20)	—	8	150	120	—	30	—
Income before equity in results of investment securities and extraordinary item	3,060	2,687	1,813	(7,201)	333	(365)	(7,901)	3,135
Equity in results of investment securities	—	133	(851)	24	16	26	34	—
Income before extraordinary item	3,060	2,820	962	(7,177)	349	(339)	(7,867)	3,135
Extraordinary gain on negative goodwill	378	—	—	—	—	—	—	—

Net income (loss)	3,438	2,820	962	(7,177)	349	(339)	(7,867)	3,135

Net income (loss) per share:
Basic	0.26	0.25	0.11	(0.84)	0.04	(0.04)	(0.91)	0.37
Diluted	0.24	0.23	0.10	(0.84)	0.04	(0.04)	(0.90)	0.37

Weighted average number of shares
Basic	13,439	11,119	8,757	8,551	8,493	8,672	8,672	8,567
Diluted	14,322	12,107	9,706	8,551	8,493	8,832	8,779	8,617

Balance Sheet Data:
Working capital	35,554	23,617	17,053	11,896	11,896	18,537	12,115	20,153
Total assets	108,230	74,371	59,885	48,938	48,938	51,088	43,557	48,094

Long-term obligation	43	58	77	—	—	12	8	287
Total stockholders’ equity	45,008	33,488	27,101	23,344	23,344	30,969	23,591	31,161
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
     Although we sell to a large number of customers in a variety of markets, three of our customers each account for at least 10% of our sales. For the fiscal years ended December 31, 2005 and 2004, these customers accounted for approximately 14%, 11% and 10% of our 2005 sales and 9%, 7% and 11% of our 2004 sales. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contracts with them, each of whom orders only on a “purchase order” basis. The loss of any of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
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
     We have obtained fire, casualty and theft insurance aggregating approximately $37 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.
Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     The approximately 33% of our sales during the fiscal year ended December 31, 2005 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 67% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.
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
     LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2005, we owned all of the issued share capital in the following significant subsidiaries:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Shenzhen PGS Jewelry Mfg.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Lorenzo Crystal Ltd.

•	Enzo (Shenzhen) Co., Ltd.

•	Enzo Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
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
     The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

	Year ended December 31,
	2005	2004	2003
US & Canada	67,780	56,186	42,851
Europe and other countries	20,527	13,062	8,017
Japan	3,686	4,158	5,338
PRC (including Hong Kong and Macau)	2,619	3,973	1,961

	94,612	77,379	58,167

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
ITEM 4A.UNRESOLVED STAFF COMMENTS
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
A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% change
	Year ended December 31			Years ended December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Revenue

Existing customers	$86,643	$64,411	$52,590	35%	22%

New customers

Jewelry product	$3,641	$7,801	$2,789	-53%	180%

Giftware product	$1,827	$4,359	$2,788	-58%	56%

Total wholesales business	$92,111	$76,571	$58,167	20%	32%

Retail business	$2,501	$808	$—	210%	N/A

	$94,612	$77,379	$58,167	22%	33%

     The increase in revenue of $22,232,000 from existing customers of wholesales business for the year ended December 31, 2005 was attributable to an increase in average selling price of 2% amounting to $1.3 million and increase in order quantity of 32% amounting to $20.9 million.
     The increase in revenue of $11,821,000 from existing customers of wholesales business for the year ended December 31, 2004 was attributable to an increase in average selling price of 10% amounting to $5.3 million and increase in order quantity of 11% amounting to $6.5 million.

Cost of Sales and Gross Profit

				% change
	Year ended December 31			Years ended December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Cost of sales

Wholesales	$71,237	$60,727	$44,947	17%	35%

Retail	$1,405	$538	$—	161%	N/A

Total	$72,642	$61,265	$44,947	19%	36%

% of revenues

Wholesales	77%	79%	77%

Retail	56%	67%	N/A

Total	77%	79%	77%

Gross profit

Wholesales	$20,874	$15,844	$13,220	32%	20%

Retail	$1,096	$270	$—	306%	N/A

Total	$21,970	$16,114	$13,220	36%	22%

% of revenues

Wholesales	23%	21%	23%

Retail	44%	33%	N/A

Total	23%	21%	23%
     The gross profit margin increased to 23% for the year ended December 31, 2005 from 21% for the year ended December 31, 2004 was attributable to the closure of the low profit margin of giftware products lines in wholesales business; and to the newly incepted retail business with higher gross margin for the year ended December 31, 2005.
     The gross profit margin dropped to 21% for the year ended December 31, 2004 from 23% for the year ended December 31, 2003. The decrease in gross margin was due to rise in diamond price which we could not pass to the customer for orders accepted before the rise in price and also to sales to discount chain stores.

Selling, General and Administrative Expenses

				% change
	Year ended December 31			Years ended December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Wholesales business	$12,398	$10,944	$9,133	13%	20%
Acquired manufacturing subsidiaries	$479	$0	$0	N/A	N/A
Retail business	$2,611	$634	$0	312%	N/A

	$15,488	$11,578	$9,133	34%	27%

% of revenues	16%	15%	16%
     Selling, general and administrative expenses increased by 34% for the year ended December 31, 2005, compared with the year ended December 31, 2004. It was attributed to the increase in development cost of new products, designs and markets by 21% for wholesale business, and expenses incurred by the retail business of $2,611,000 comprising advertising cost of $816,000, rental cost of $275,000, staff cost of $727,000 and other expenses of $793,000, or 312% increase of the same for the year ended December 31, 2004.
     Selling, general and administrative expenses increased by 27% for the year ended December 31, 2004, compared with the year ended December 31, 2003. It was attributed to the development cost of new products, designs and markets of $1,200,000 for wholesales business, and expenses incurred by the newly incepted retail business of $634,000 comprising advertising cost of $135,000, rental cost of $85,000, staff cost of $306,000 and other expenses of $108,000, for the year ended December 31, 2004.

Net gain (loss) on derivatives

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Unrealised loss on derivatives	$(88)	$(482)	$(162)	-82%	198%

% of revenues	0%	-1%	0%

(With the hedging mechanism in place since 2003, we have the realised gain on hedging activities)

Realized gain on hedging activities	$96	$681	$249	-86%	173%

% of revenues	0%	1%	0%

Net gain on derivatives and hedging activities	$8	$199	$87	-96%	129%

% of revenues	0%	0%	0%
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
     Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred an unrealized loss of $88,000 (2004: $482,000) and realized gain of $96,000 (2004: $681,000) on derivatives, for the year ended December 31, 2005.
     Persistently, after the hedging mechanism in place since 2003, we secured position of a net gain on derivative hedging activities of $87,000, $199,000 and $8,000 for each of the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively.

Depreciation

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Depreciation	$1,368	$1,032	$1,184	33%	-13%

% of revenues	1%	1%	2%
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
Amortization and impairment loss on goodwill

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Amortization and impairment loss on goodwill	$0	$0	$200	N/A	N/A

% of revenues	0%	0%	0%
     In March 2002, goodwill was arisen as a result of the acquisition of a jewelry retail company. Impairment loss of $200,000 of the related goodwill was charged for the year ended December 31, 2003.

Interest cost

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Interest expenses	$1,991	$902	$753	121%	20%

% of revenues	2%	1%	1%
     Interest expenses increased for the years ended December 31, 2003, 2004 and 2005 reflecting the continuous increase in interest rate and a higher utilization rate of credit line facilities as working capital.
Income taxes

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Incomes taxes expense	$739	$277	$352	167%	-21%

% of revenues	1%	0%	1%
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
Extraordinary gain on negative goodwill

				%Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003

Extraordinary gain on negative goodwill	$378	$0	$0	N/A	N/A

% of revenues	0%	0%	0%
     Extraordinary gain on negative goodwill of $378,000 was arisen from the sequential acquisition of a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones (the Investee)
     Pursuant to the purchase agreement dated January 1, 2005, the Company would pay US$2,827,500 to the Investee for the issuance of 3,900 new shares therein (Acquisition), in which the Company had 20% equity interests. The Company then became the major stockholder holding 98% equity interests in the Investee, which became a subsidiary of the Company.

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

Cash Flows

	Years ended December 31,
(in thousands)	2005	2004	2003

Net cash (used in) provided by operating activities	$(7,758)	$(5,690)	$1,489

Net cash used in investing activities	(4,655)	(1,179)	(468)

Net cash provided by financing activities	13,986	7,375	704

Effect of foreign exchange rate change	(5)	—	—

Net increase in cash and cash equivalents	1,568	506	1,725
Operating Activities:

	Year ended December 31,
(in thousands )	2005	2004	2003
Cash flows from operating activities
Net income	3,438	2,820	962

Adjustments to reconcile income to net cash (used in) provided by operating activities :
Depreciation of property, plant and equipment and properties held for lease	1,368	1,032	1,184

Impairment loss on property, plant and equipment	—	—	84

Amortization and impairment loss on goodwill	—	—	200

Extraordinary (gain) on negative goodwill	(378)	—	—

Unrealized loss on derivatives	88	482	162
Loss (Gain) on disposal and write-off of property, plant and equipment	8	(3)	2

	Year ended December 31,
(in thousands )	2005	2004	2003
Allowance for doubtful debts	(72)	125	5
Minority interests	20	—	(8)
Compensation costs for warrants granted	118	—	—
Compensation expenses recognized during the year	18	11	9
Equity in results of investment securities	—	(133)	851
Change in operating assets and liabilities :
Trade receivables	(8,607)	(535)	(4,286)
Inventories	(12,060)	(15,142)	(3,555)
Prepayments and other current assets	601	1,187	(2,493)
Due from / to related parties	7	17	3
Trade payables	1,883	1,136	1,797
Accrued expenses and other payables	(854)	1,767	1,168
Letters of credit and others	6,464	1,804	5,060
Income taxes payables and deferred taxation	200	(258)	344

Net cash (used in) provided by operating activities	(7,758)	(5,690)	1,489

     Net cash (used in) provided by operating activities was net income (loss) adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 2005, net cash used in operating activities was comprised of a net income of $3,438,000, non-cash adjustment of $1,170,000 including adjustment of $1,368,000 for depreciation and $378,000 for extraordinary gain on negative goodwill.
     For the year ended December 2004, net cash used in operating activities was comprised of a net income of $2,820,000, non-cash adjustment of $1,514,000 including adjustment of $1,032,000 for depreciation and $482,000 for unrealized loss on derivatives.
     Significant changes in assets and liabilities were as follows:
     Trade receivables were increased by $8,607,000 for the year ended December 31 2005. It was due to the sales was near the year end during the last quarter.
     Inventory balance was increased by$12,060,000 and $15,142,000 for the year ended December 31, 2005 and 2004 respectively. It was the accumulation of inventory of gemstones in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business in Hong Kong, Macau and China. The rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders.

     Trade payables increased by $1,883,000 and $1,136,000 for the year ended December 31, 2005 and 2004 respectively. The increase was primarily due to the better credit term obtained from suppliers.
     Letters of credit and others were increased by $6,464,000 and $1,804,000 for the year ended December 31, 2005 and 2004 respectively. The increase was to principally increase the company’s working capital for daily operations.
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
     Our capital expenditure by category for the periods presented were:

	Years ended December 31,
(in thousands)	2005	2004	2003
Land & buildings	$617	$—	$330
Leasehold improvement	$783	$487	$190
Furniture, fixtures and equipment	$1,060	$189	$250
Plant and machinery	$209	$51	$93
Motor vehicles	$200	$—	$133

Total	$2,869	$727	$996

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
     Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2005	2004	2003
Letters of credit	$31,533	$26,833	$19,005
Overdraft	$3,461	$3,461	$3,397

	34,994	30,294	22,402

Utilized :
Letters of credit utilized	$21,887	$15,423	$13,619
Overdraft utilized	$2,028	$607	$1,312

	23,915	16,030	14,931

     The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
     Notes payable:

	Years ended December 31,
(in thousands)	2005	2004	2003
Notes payable	$3,079	$2,487	$1,516
     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2005	2004	2003
Gold loans outstanding (in $)	$10,756	$6,488	$3,118
Gold loans outstanding (in troy ounces)	27,920	17,920	10,900

Gold loan interest rate	2.4%-2.6%	2.1%-2.5%	1.6%-2.4%
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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of the December 31, 2005, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	I year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	63	20	41	2	—
Operating Lease Obligations	2,036	835	1,070	131	—
Purchase Obligations	—
Other Long-Term Liabilities Reflected on the Company’s	—
Balance Sheet under the GAAP of the primary financial statements	—

Total	2,099	855	1,111	133	—

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
     Certain of our banking facilities are collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of $21,244,000, $12,971,000 and $9,147,000 as of December 31, 2005, 2004 and 2003. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2005, the balance of the mortgage loans amounted to $237,000.
                                                                                                                                                                                                             .
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures.
     We carried out an evaluation, under the supervision and with the participation of our chairman, chief financial officer and chief operating officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year. Based on this evaluation, which will be used as input for further improvement actions, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     There were no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
     Consolidated statements of shareholders’ equity and comprehensive income for the years ended December 31, 2003, 2004 and 2005.
     Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005.
     Notes to and forming part of the financial statements

LJ INTERNATIONAL INC.
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations	F-3 – F-4

Consolidated Balance Sheets	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-6 – F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to and Forming Part of the Financial Statements	F-10 – F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Shareholders and The Board of Directors of
LJ International Inc.
     We have audited the accompanying consolidated balance sheets of LJ International Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong
Dated: March 27, 2006

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
	Notes		December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
				(Restated)	(Restated)
Operating revenue	2	(c)	94,612	77,379	58,167

Costs of goods sold (Exclusive of depreciation)			(72,642)	(61,265)	(44,947)

Gross profit			21,970	16,114	13,220
Other operating income			549	125	163

Operating expenses
Selling, general and administrative expenses			(15,488)	(11,578)	(9,133)
Net gain (loss) on derivatives			8	199	87
Depreciation			(1,368)	(1,032)	(1,184)
Impairment on property, plant and equipment			—	—	(84)
Impairment loss on goodwill	8		—	—	(200)

Operating income			5,671	3,828	2,869

Other income and expense
Interest income	2	(c)	139	38	41
Interest expenses			(1,991)	(902)	(753)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item			3,819	2,964	2,157
Income taxes expense	11		(739)	(277)	(352)

Income before minority interests, equity in results of investment securities and extraordinary item			3,080	2,687	1,805
Minority interests in consolidated subsidiaries			(20)	—	8

Income before equity in results of investment securities and extraordinary item			3,060	2,687	1,813
Equity in results of investment securities			—	133	(851)

Income before extraordinary item			3,060	2,820	962
Extraordinary gain on negative goodwill	3		378	—	—

Net income			3,438	2,820	962

Numerator:
Net income used in computing basic earnings per share			3,438	2,820	962

Denominator:
Weighted average number of shares used in calculating basic earnings per share			13,438,578	11,118,995	8,757,266
Effect of dilutive potential ordinary shares:
Warrants			28,738	55,693	183,151
Stock options			854,568	932,786	765,267

Weighted average number of shares used in calculating diluted earnings per share			14,321,884	12,107,474	9,705,684

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended	Year ended	Year ended
	Notes		December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
Basic earnings per share:	2	(g)
Income before extraordinary item			0.23	0.25	0.11
Extraordinary item			0.03	—	—

Net income			0.26	0.25	0.11

Diluted earnings per share:	2	(g)
Income before extraordinary item			0.21	0.23	0.10
Extraordinary item			0.03	—	—

Net income			0.24	0.23	0.10

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

			As of December 31,
	Notes		2005	2004
			US$	US$
				(Restated)
ASSETS
Current asset
Cash and cash equivalents			4,796	3,228
Restricted cash			5,839	6,393
Trade receivables, net of allowance for doubtful accounts (December 31, 2005: US$212; December 31, 2004: US$284)			24,960	15,653
Derivatives			2,034	—
Investment in capital guaranteed fund			2,496	—
Inventories	5		55,941	36,629
Prepayments and other current assets			2,538	2,539

Total current assets			98,604	64,442
Properties held for lease, net	6		1,400	1,452
Property, plant and equipment, net	7		6,221	4,673
Due from related parties	16	(b)	484	491
Goodwill, net	8		1,521	1,521
Investment securities, net	9		—	1,792

Total assets			108,230	74,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		2,028	607
Notes payable	10		3,079	2,487
Capitalized lease obligation, current portion			20	19
Letters of credit, gold and others	10		32,643	21,911
Derivatives			3,567	1,462
Trade payables			12,168	9,553
Accrued expenses and other payables			7,280	4,631
Due to related parties	16	(b)	1,910	—
Income taxes payable			201	68
Deferred taxation	11		154	87

Total current liabilities			63,050	40,825
Capitalized lease obligation, non-current			43	58

Total liabilities			63,093	40,883

Minority interest			129	—

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued – 15,521,203 shares as of December 31, 2005 and 12,304,658 shares as of December 31, 2004	13		155	123
Additional paid-in capital			31,419	23,382
Accumulated other comprehensive loss			(156)	(151)
Unearned compensation	2	(q)	(19)	(37)
Retained earnings			13,609	10,171

Total shareholders’ equity			45,008	33,488

Total liabilities and shareholders’ equity			108,230	74,371

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

							Accumulated
		Common stock		Additional	Treasury stock		other
		Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
			US$	US$		US$	US$	US$	US$	US$
							(Note 2(y))		(Restated)	(Restated)
Balance as of January 1, 2003		8,671,615	87	17,410	(318,200)	(391)	(151)	—	6,389	23,344

Comprehensive income:
Net income		—	—	—	—	—	—	—	962	962
Issuance of common stock upon exercise of stock options	13(a)(i)	1,122,500	11	2,234	—	—	—	—	—	2,245
Issuance of common stock upon exercise of warrants	13(a)(i)	95,891	1	(1)	—	—	—	—	—	—
Compensation costs for stock-based transactions	15(b)	—	—	9	—	—	—	—	—	9
Sales of treasury stock	13(b)	—	—	150	318,200	391	—	—	—	541

Balance as of December 31, 2003		9,890,006	99	19,802	—	—	(151)	—	7,351	27,101

Comprehensive income:
Net income		—	—	—	—	—	—	—	2,820	2,820
Issuance of common stock on private placement	13(a)(ii)	1,614,082	16	2,730	—	—	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13(a)(iii)	405,000	4	806	—	—	—	—	—	810
Issuance of common stock upon exercise of warrants	13(a)(iii)	395,570	4	(4)	—	—	—	—	—	—

Stock options granted	2(q)	—	—	48	—	—	—	(48)	—	—
Compensation expense recognized during the year	2(q)	—	—	—	—	—	—	11	—	11

Balance as of December 31, 2004		12,304,658	123	23,382	—	—	(151)	(37)	10,171	33,488
The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

							Accumulated
		Common stock		Additional	Treasury stock		other
		Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
			US$	US$		US$	US$	US$	US$	US$
							(Note 2(y))		(Restated)	(Restated)
Comprehensive income:
Net income		—	—	—	—	—	—	—	3,438	3,438
Exchange translation difference							(5)			(5)

										3,833
Issuance of common stock upon exercise of stock options	13(a)(iv)	3,162,000	31	7,542	—	—	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13(a)(iv)	54,545	1	162	—	—	—	—	—	163

Compensation costs for warrants granted	15(b)	—	—	118	—	—	—	—	—	118
Equity in capital transaction of investment securities		—	—	215	—	—	—	—	—	215
Compensation expense recognized during the year	2(q)	—	—	—	—	—	—	18	—	18

Balance as of December 31, 2005		15,521,203	155	31,419	—	—	(156)	(19)	13,609	45,008

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2005	2004	2003
	Notes	US$	US$	US$
			(Restated)	(Restated)
Cash flows from operating activities:
Net income		3,438	2,820	962
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease		1,368	1,032	1,184
Impairment loss on property, plant and equipment		—	—	84
Amortization and impairment loss on goodwill		—	—	200
Extraordinary gain on negative goodwill		(378)	—	—
Unrealized loss on derivatives		88	482	162
Loss (Gain) on disposal and write-off of property, plant and equipment		8	(3)	2
Allowance for doubtful debts		(72)	125	5
Minority interests		20	—	(8)
Compensation costs for warrants granted		118	—	—
Compensation expenses recognized during the year		18	11	9
Equity in results of investment securities		—	(133)	851
Changes in operating assets and liabilities:
Trade receivables		(8,607)	(535)	(4,286)
Inventories		(12,060)	(15,142)	(3,555)
Prepayments and other current assets		601	1,187	(2,493)
Due from related parties		7	17	3
Trade payables		1,883	1,136	1,797
Accrued expenses and other payables		(854)	1,767	1,168
Letters of credit and others		6,464	1,804	5,060
Income taxes payable and deferred taxation		200	(258)	344

Net cash (used in) provided by operating activities		(7,758)	(5,690)	1,489

Cash flows from investing activities:
Change in restricted cash		554	(462)	427
Net cash inflow from acquisition		156	—	—
Purchase of capital guaranteed fund		(2,496)	—	—
Purchase of property, plant and equipment		(2,869)	(727)	(897)
Proceeds on disposals of property, plant and equipment		—	10	2

Net cash used in investing activities		(4,655)	(1,179)	(468)

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

`The accompanying notes are an integral part of these financial statements.

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

Operating revenue represents:
Sale of goods at invoiced value to customers, net of returns and discounts, and is recognized when goods are delivered and title has passed to customers;
Other operating income:
(i)	Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease term.

(ii)	Net gain from the trading of precious and semi-precious gemstones is recognized when gemstones are delivered and the title has passed to customers; and

(iii)	Subcontracting income is recognized in the period when services are rendered.
Other income is recognized on the following basis:
Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable;
(d)	Sales return reserve

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

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, including inbound freight charges, purchasing and receiving cost, inspection costs and internal transfer costs, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory , and which are charged to cost of goods sold. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j)	Inventories (Continued)

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

Long-lived assets are review at least annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment is measured as the difference between the carrying amount and fair value of the asset.

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
10.	BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2005	2004
	Note	US$	US$
Bank overdrafts	(a)	2,028	607

Notes payable:
Current portion	(b)	3,079	2,487

Letters of credit, gold and others:
Letters of credit and others	(a)	13,048	9,955
Factoring	(a)	8,839	5,468
Gold loan	(c)	10,756	6,488

		32,643	21,911

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

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(c)	Warrants other than stock-based compensation

		As of December 31,
		2005	2004	2003
		Number of	Number of	Number of
	Note	warrants	warrants	warrants
Outstanding, beginning of year		2,361,721	1,922,500	2,068,500
Granted	(i)	—	484,221	—
Exercised		(54,545)	—	—
Expired		(1,877,500)	(45,000)	(146,000)

Outstanding, end of year		429,676	2,361,721	1,922,500

The following table shows the warrants outstanding as of December 31, 2005.

	Number of warrants	Exercise
Date of grant	outstanding	price	Expiration date
		US$
September 1, 2004	429,676	2.98	September 3, 2009
(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009 (see note (13)(a)(ii)).
The fair value of warrants was valued at issuance using the Black Scholes option valuation model with resulting allocation of the aggregate proceeds from private placement between common stock and the underlying warrants, and which have been included in the additional paid –in capital.

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

The fair value of warrants granted during the year ended December 31, 2005 and December 31, 2003 was estimated as US$472 and US$9 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Expected dividend yield	—	—	—
Expected stock price volatility	61%	—	9%
Risk-free interest rate	3.91%	—	1.07%
Expected life of warrants	3 years	—	0.25 years
16.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yih Yu Chuan	Director and major shareholder of the Company

Gemological Institute of America,	Common director
Hong Kong Limited

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Director and minor shareholder of a subsidiary of the
Company

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

			As of December 31,
			2005	2004
	Note		US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited			463	464

Tanzanite (H.K.) Limited			21	27

	(i	)	484	491

Due to a related party:
Osorio Mendes Quintino Neto	(i	)	1,910	—

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			21,244	12,971

(c)	Summary of related party transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US $	US$	US$

Rental expense to Tanzanite (H.K.) Limited	150	77	23

(i) The amounts due from/ to related parties represent unsecured advances which are interest-free and repayable on demand.
17.	SEGMENT INFORMATION

As over 90% of the Company’s turnover and contribution to operating results are derived from the business segment of manufacture and sales of jewelry, the Company considered that it has only one business segment. In respect of geographical areas, revenues are based on the country in which the customer is located. Long-lived assets are where the assets are located.
(a)	Geographical areas:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Revenue from external customers:
US & Canada	67,780	56,186	42,851
Europe and other countries	20,527	13,062	8,017
Japan	3,686	4,158	5,338
PRC (including Hong Kong and Macau)	2,619	3,973	1,961

	94,612	77,379	58,167

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
17.	SEGMENT INFORMATION (CONTINUED)

	As of December 31,
	2005	2004
	US $	US$
		(Restated)
Carrying amount of long-lived assets:
Hong Kong	3,492	4,717
PRC	3,933	2,922
US	196	278

Total long-lived assets (excluding goodwill)	7,621	7,917
Reconciling items:
Others	100,609	66,454

Total consolidated assets	108,230	74,371

(b)	The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2005		2004		2003
	US$	%	US$	%	US$	%
Customer A	13,093	14	8,482	11	5,164	9
Customer B	10,772	11	7,234	9	5,870	10
Customer C	9,247	10	6,454	8	5,869	10

Trade receivables related to these major customers were US$8,295 and US$1,347, as of December 31, 2005 and 2004 respectively.
18.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:
1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: February 6 2007	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit		Page
Number	Description of Exhibit	Number

1.1	Memorandum of Association of the Company	*

1.2	Articles of Association of the Company	*

1.3	Amendment to Articles of Association of the Company	*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant	**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics	**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.