Form 20-F/A
period 2005-12-31
LJ INTERNATIONAL INC
filed 2007-05-24
CIK 1046692

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

Selected Financial Data

	Year ended				Eight-month period ended		Years ended
	December 31,				December 31,		April 30,
	2005	2004	2003	2002	2002	2001	2002	2001
	(Restated)	(Restated)		(Unaudited)		(Unaudited)
Statement of Operations Data:
Revenues	99,646	77,504	58,330	46,207	31,966	25,135	39,375	46,347
Cost of Goods sold	(77,127)	(61,265)	(44,947)	(39,951)	(22,820)	(18,602)	(35,731)	(31,540)
Gross profit	22,519	16,239	13,383	6,256	9,146	6,533	3,644	14,807

Operating expenses

Selling, general and administrative	(15,488)	(11,578)	(9,133)	(9,525)	(6,433)	(5,905)	(8,963)	(9,398)
Net gain (loss) on derivatives	8	199	87	(975)	(435)	(119)	(660)	44
Depreciation	(1,368)	(1,032)	(1,184)	(1,328)	(863)	(565)	(1,031)	(808)
Impairment on property, plant and equipment	—	—	(84)	(417)	(108)	—	(345)	—
Amortization and impairment loss on goodwill	—	(698)	(200)	(824)	(600)	(18)	(242)	(27)

Operating income (loss)	5,671	3,130	2,869	(6,813)	707	(74)	(7,597)	4,618
Other income and expenses Interest income	139	38	41	91	48	172	217	508
Interest expenses	(1,991)	(902)	(753)	(668)	(441)	(424)	(652)	(1,780)
Impairment loss on investment security	—	—	—	(200)	(200)	—	—	—

Operating income (loss) before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,819	2,266	2,157	(7,390)	314	(326)	(8,032)	3,346
Incomes taxes (expense) credit	(739)	(277)	(352)	39	(101)	(39)	101	(211)

Income (Loss) before minority interests, equity in results of investment securities and extraordinary item	3,080	1,989	1,805	(7,351)	213	(365)	(7,931)	3,135
Minority interests in consolidated subsidiaries	(20)	—	8	150	120	—	30	—
Income before equity in results of investment securities and extraordinary item	3,060	1,989	1,813	(7,201)	333	(365)	(7,901)	3,135
Equity in results of investment securities		—	133	(851)	24	16	26	34
Income before extraordinary item	3,060	2,122	962	(7,177)	349	(339)	(7,867)	3,135
Extraordinary gain on negative goodwill	1,291	—	—	—	—	—

Net income (loss)	4,351	2,122	962	(7,177)	349	(339)	(7,867)	3,135

Net income (loss) per share:
Basic	0.32	0.19	0.11	(0.84)	0.04	(0.04)	(0.91)	0.37
Diluted	0.30	0.18	0.10	(0.84)	0.04	(0.04)	(0.90)	0.37

Weighted average number of shares
Basic	13,439	11,119	8,757	8,551	8,493	8,672	8,672	8,567
Diluted	14,322	12,107	9,706	8,551	8,493	8,832	8,779	8,617

Balance Sheet Data:
Working capital	35,554	23,617	17,053	11,896	11,896	18,537	12,115	20,153
Total assets	108,230	73,673	59,885	48,938	48,938	51,088	43,557	48,094
Long-term obligation	43	58	77	—	—	12	8	287
Total stockholders’ equity	45,008	32,790	27,101	23,344	23,344	30,969	23,591	31,161

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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
     Not applicable.
D. RISK FACTORS.
We depend upon two customers who each account for at least 10% of our sales. We cannot be certain that these sales will continue; if they do not, our revenues will likely decline.
     Although we sell to a large number of customers in a variety of markets, two of our customers each account for at least 10% of our sales. For the fiscal years ended December 31, 2005 and 2004, these customers accounted for approximately 13% and 11% of our 2005 sales and 11% and 9% of our 2004 sales. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contracts with them, each of whom orders only on a “purchase order” basis. The loss of any of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
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
     The approximately 31% of our sales during the fiscal year ended December 31, 2005 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 69% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.
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
     For the years ended December 31, 2004 and 2005, approximately 72% and 68% of our sales were in North America.
     In addition to our “supply chain” line of business involving direct sales to retailers, we have expanded into the “retail sales” line of business involving direct sales to consumers in China through company-owned retail stores under the brand name ENZO. In March 2004, we opened our first ENZO store in Hong Kong and we opened our flagship store in Shanghai in November 2004. We currently operate 18 ENZO retail stores in Hong Kong and China, and we expect to open an additional 20 retail stores in 2006.

     The following is a breakdown of our total revenues (in thousands) by geographic market for each of our past three financial years:

	Year ended December 31,
	2005	2004	2003
US & Canada	67,780	56,186	42,851
Europe and other countries	20,527	13,062	8,017
Japan	3,686	4,158	5,338
PRC (including Hong Kong and Macau)	7,653	4,098	2,124
	99,646	77,504	58,330

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
     Our jewelry production facility in Shenzhen, China consists of 12,918 square meters of building space located in the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 6,893 square meters of this space. We also currently lease:
•	1,751 square meters for a term of five years expiring August 31, 2007 from an unaffiliated third party at a rental rate of $3,817 per month;

•	1,751 square meters for a term of two years expiring June 30, 2006, at a rental rate of $3,567 per month;

•	475 square meters for a term of one year expired December 31, 2005, at a rental rate of $854 per month, extension of lease is under negotiation;

•	600 square meters for a term of three years expired October 31, 2005, at a rental rate of $1,333 per month, extension of lease is under negotiation; and

•	1,886 square meters for a term of three years and eleven months expiring September 30, 2006, at a rental rate of $4,425 per month.
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

A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% change
	Year ended December 31			Years ended December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Revenue
Wholesales
Jewelry product	$95,318	$72,337	$55,542	32%	30%
Giftware product	$1,827	$4,359	$2,788	-58%	56%

	$97,145	$76,696	$58,330	20%	32%
Retail business	$2,501	$808	$—	210%	N/A

	$99,646	$77,504	$58,330	29%	33%

     The increase in revenue of jewelry product of wholesales of $22,981,000 or 32% to $95,318,000 for the year ended December 31, 2005, compared to the year ended December 31, 2004, was attributable to an increase in average selling price of 2% amounting to $1.4 million, and increase in order quantity of 34% amounting to $21.6 million.
     The decrease in revenue of giftware product of wholesales of $2,532,000 for the year ended December 31, 2005, compared to the year ended December 31, 2004, was due to the closure of this product line with low profit margin during the third quarter of 2005.
     The increase in revenue of retail business by $1,693,000 or 210 % for the year ended December 31, 2005 from the revenue of $808,000 for the year ended December 31, 2004. The retail business was newly launched in 2004 which involved direct sales to consumers in Hong Kong and China through company-owned retail stores under the brand name ENZO. Due to the expansion, the number of retail stores was increased to 18 ENZO retail stores in Hong Kong and China at December 31, 2005, compared to 3 stores at December 31, 2004.

     The increase in revenue of jewelry product of wholesales of $16,795,000 or 30% to $72,337,000 for the year ended December 31, 2004, compared to the year ended December 31, 2003, was attributable to an increase in average selling price of 10% amounting to $5.6 million, and increase in order quantity of 13% amounting to $11.2 million.
The increase in revenue of giftware products of $1,571,000 or 56% for the year ended December 31, 2004 from the revenue of $2,788,000 for the year ended December 31, 2003 was due to the increase in customers and increase of giftware products for sales. The giftware products were introduced in 2003.
Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Cost of sales and gross profit

Cost of sales
Wholesales	$75,645	$60,564	$44,947	25%	35%

% of revenues	78%	79%	77%

Retail	$1,482	$701	$0	111%	N/A

% of revenues	59%	87%	0%

Total	$77,127	$61,265	$44,947	26%	36%

% of revenues	77%	79%	77%

Gross profit

Wholesales	$21,500	$16,132	$13,383	33%	21%

% of revenues	22%	21%	23%

Retail	$1,019	$107	$0	852%	N/A

% of revenues	41%	13%	0%

Total	$22,519	$16,239	$13,383	39%	21%

% of revenues	23%	21%	23%

     The gross profit margin increased to 23% for the year ended December 31, 2005 from 21% for the year ended December 31, 2004 was attributable to the closure of the low profit margin of giftware products lines in wholesales business; and to the newly incepted retail business with higher gross margin for the year ended December 31, 2005.
     The gross profit margin dropped to 21% for the year ended December 31, 2004 from 23% for the year ended December 31, 2003. The decrease in gross margin of wholesales business was due to rise in diamond price which we could not pass to the customer for orders accepted before the rise in price and also to sales to discount chain stores. The gross profit margin of retail business for the year ended December 31, 2004 was low at the beginning of a new business.
Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Selling, general and administrative expenses

Wholesales business	$12,356	$10,944	$9,133	13%	20%
Acquired manufacturing subsidiaries	$479	$0	$0	N/A	N/A
Retail business	$2,653	$634	$0	318%	N/A

	$15,488	$11,578	$9,133	34%	27%

% of revenues	16%	15%	16%
     Selling, general and administrative expenses increased by 34% for the year ended December 31, 2005, compared with the year ended December 31, 2004. It was attributed to the increase in development cost of new products, designs and markets by 21% for wholesale business, and expenses incurred by the retail business of $2,653,000 comprising advertising cost of $816,000, rental cost of $275,000, staff cost of $727,000 and other expenses of $835,000, or 318% increase of the same for the year ended December 31, 2004.
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

(With the hedging mechanism in place, we have the realised gain on hedging activities)
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

Depreciation

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Depreciation

Wholesales	$1,154	$991	$1,184	16%	-16%

% of revenues	1%	1%	2%

Retail	$214	$41	$0	422%	N/A

% of revenues	9%	5%	0%

Total	$1,368	$1,032	$1,184	33%	-13%

% of revenues	1%	1%	2%
     Depreciation increased by 33% to $1,368,000 for the year ended December 31, 2005 from $1,032,000 for the year ended December 31, 2004, reflecting the amortization on the on-going capital expenditures, capitalized computer system of wholesales business and renovation of retail shops during the year.
     Depreciation decreased by 13% to $1,032,000 for the year ended December 31, 2004 from $1,184,000 for the year ended December 31, 2003. It was resulted from a portion of fully depreciated furniture, fixtures and equipment during the year.
Amortization and impairment loss on goodwill

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Amortization and impairment loss on goodwill	$0	$698	$200	-100%	249%

% of revenues	0%	1%	0%

     In April 2001, we acquired 20% equity interests in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, of which we had no significant control and influence over its operating and financial policies, the investment is stated at cost previously. On January 1, 2005, additional equity interest was acquired in this company, which become a subsidiary of the Company. As appropriate for a step-acquisition, the interest as of December 31, 2004 was restated to account for under equity method. As a result, impairment loss of $698,000 arising from investment securities was charged for the year ended December 31, 2004.
     In March 2002, goodwill was arisen as a result of the acquisition of a fine jewelry company. Impairment loss of $200,000 of the related goodwill was charged for the year ended December 31, 2003.
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
Extraordinary gain on negative goodwill

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2005	2004	2003	2005-2004	2004-2003
Extraordinary gain on negative goodwill	$1,291	$0	$0	N/A	N/A

% of revenues	1%	0%	0%
     Extraordinary gain on negative goodwill of $1,291,000 was arisen from the sequential acquisition of a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones ( the Investee)
     Pursuant to the purchase agreement dated January 1, 2005, the Company would pay US$2,827,500 to the Investee for the issuance of 3,900 new shares therein (Acquisition), in which the Company had 20% equity interests. The Company then became the major stockholder holding 98% equity interests in the Investee, which became a subsidiary of the Company.
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

Cash Flows

	Years ended December 31,
(in thousands)	2005	2004	2003
Net cash used in operating activities	$(14,222)	$(7,494)	$(3,571)

Net cash used in investing activities	(4,655)	(1,179)	(468)

Net cash provided by financing activities	20,450	9,179	5,764

Effect of foreign exchange rate change	(5)	—	—

Net increase in cash and cash equivalents	1,568	506	1,725
     Operating Activities:

	Year ended December 31,
(in thousands)	2005	2004	2003
Cash flows from operating activities
Net income	4,351	2,122	962

Adjustments to reconcile income to net cash (used in) provided by operating activities :
Depreciation of property, plant and equipment and properties held for lease	1,368	1,032	1,184

Impairment loss on property, plant and equipment	—	—	84

Amortization and impairment loss on goodwill	—	698	200

Extraordinary (gain) on negative goodwill	(1,291)	—	—

Unrealized loss on derivatives	88	482	162
Loss (Gain) on disposal and write-off of property, plant and equipment	8	(3)	2

Allowance for doubtful debts	(72)	125	5

Minority interests	20	—	(8)

Compensation costs for warrants granted	118	—	—

Compensation expenses recognized during the year	18	11	9

Equity in results of investment securities	—	(133)	851

Change in operating assets and liabilities :

Trade receivables	(8,607)	(535)	(4,286)

Inventories	(12,060)	(15,142)	(3,555)

Prepayments and other current assets	601	1,187	(2,493)

Due from / to related parties	7	17	3

Trade payables	1,883	1,136	1,797

Accrued expenses and other payables	(854)	1,767	1,168

Income taxes payables and deferred taxation	200	(258)	344

Net cash (used in) provided by operating activities	(14,222)	(7,494)	(3,571)

     Net cash (used in) provided by operating activities was net income (loss) adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 2005, net cash used in operating activities was comprised of a net income of $4,351,000, non-cash adjustment of $257,000 including adjustment of $1,368,000 for depreciation and $1,291,000 for extraordinary gain on negative goodwill.
     For the year ended December 2004, net cash used in operating activities was comprised of a net income of $2,122,000, non-cash adjustment of $2,212,000 including adjustment of $1,032,000 for depreciation, $698,000 for impairment loss on goodwill and $482,000 for unrealized loss on derivatives.
   Significant changes in assets and liabilities were as follows:
     Trade receivables were increased by $8,607,000 for the year ended December 31 2005. It was due to the sales was near the year end during the last quarter.
     Inventory balance was increased by $12,060,000 and $15,142,000 for the year ended December 31, 2005 and 2004 respectively. It was the accumulation of inventory of gemstones in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business in Hong Kong, Macau and China. The rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders.
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

Financing Activities:
     Net cash provided by financing activities for the year ended December 31, 2005 was $20,450,000, which included proceeds of $7,736,000 from issuance of shares upon exercise of stock options and warrants, increase of new loans and offset by the repayment of matured bank loans, increase in bank overdrafts utilization level and increase in letter of credit and factoring
     Net cash provided by financing activities for the year ended December 31, 2004 was $9,179,000, which included proceeds of $2,746,000 from private placement of common stock, $810,000 from issuance of shares upon exercise of stock options, increase of new loans and offset by the repayment of matured bank loans, reduction of bank overdrafts utilization level and increase in letter of credit and factoring.
     Net cash provided by financing activities for the year ended December 31, 2003 was $5,764,000. It was represented by the proceeds from issuance of shares upon exercise of stock options of $2,245,000 and sales of treasury stock of $541,000, raise of new bank loans, reduced by repayment of matured bank loans, and decrease in utilization of bank overdraft facilities and increase in letter of credit and factoring.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of the December 31, 2005, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	63	20	41	2	—
Operating Lease Obligations	2,036	835	1,070	131	—
Purchase Obligations	—
Other Long-Term Liabilities Reflected on the Company’s	—
Balance Sheet under the GAAP of the primary financial statements	—

Total	2,099	855	1,111	133	—

     We had entered into finance lease agreements for the purchase of motor vehicles in 2003. The financed amount was $95,000, bearing interest at 5%-6% per annum, and repayable in 60 monthly installments beginning in 2003. A minimum finance charge may be charged if we pay off all the balance early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	66	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	41	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	46	Chief Financial Officer and Director
Po Yee Elsa Yue	41	Non-Executive Director
Andrew N. Bernstein	54	Non-Executive Director
Wing Kwan Ted Lai	43	Non-Executive Director
Kelvin Wong	39	Non-Executive Director
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures.
     We carried out an evaluation, under the supervision and with the participation of our chairman, chief financial officer and chief operating officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year. Based on this evaluation, which will be used as input for further improvement actions, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, proceeded, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are being filed as part of this Form 20-F:
     Report of Independent Registered Public Accounting Firm
     Consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003.
     Consolidated balance sheets as of December 31, 2005 and 2004.
     Consolidated statements of shareholders’ equity and comprehensive income for the years ended December 31, 2005, 2004 and 2003.
     Consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003.
     Notes to and forming part of the financial statements
     The following financial statements are being filed as part of this Form 20-F:
     The financial statements of Goldleaves International Limited as of December 31, 2004.
     The financial statements were prepared in accordance with accounting principles generally accepted in Hong Kong and audited by Jason Lam & Co. (Hong Kong). The management has assessed the differences between Hong Kong and United States generally accepted accounting principles, and concluded there is no significant difference.
     Financial Statement Schedule
     Schedule II – Valuation and Qualifying Accounts for the year ended December 31, 2005, 2004 and 2003
     All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations	F-3 – F-4

Consolidated Balance Sheets	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-6 – F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to and Forming Part of the Financial Statements	F-10 – F-42

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
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong
Dated: March 27, 2006, except for notes 3 and 9 which are May 18, 2007

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
	Notes		(Restated)	(Restated)
Operating revenue	2	(c)	99,646	77,504	58,330
Costs of goods sold (Exclusive of depreciation)			(77,127)	(61,265)	(44,947)

Gross profit			22,519	16,239	13,383

Operating expenses
Selling, general and administrative expenses			(15,488)	(11,578)	(9,133)
Net gain (loss) on derivatives			8	199	87
Depreciation			(1,368)	(1,032)	(1,184)
Impairment on property, plant and equipment			—	—	(84)
Impairment loss on goodwill	8 & 9		—	(698)	(200)

Operating income			5,671	3,130	2,869

Other income and expense
Interest income	2	(c)	139	38	41
Interest expenses			(1,991)	(902)	(753)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item			3,819	2,266	2,157
Income taxes expense	11		(739)	(277)	(352)

Income before minority interests, equity in results of investment securities and extraordinary item			3,080	1,989	1,805
Minority interests in consolidated subsidiaries			(20)	—	8

Income before equity in results of investment securities and extraordinary item			3,060	1,989	1,813
Equity in results of investment securities			—	133	(851)

Income before extraordinary item			3,060	2,122	962
Extraordinary gain on negative goodwill	3		1,291	—	—

Net income			4,351	2,122	962

Numerator:
Net income used in computing basic earnings per share			4,351	2,122	962

Denominator:
Weighted average number of shares used in calculating basic earnings per share			13,438,578	11,118,995	8,757,266
Effect of dilutive potential ordinary shares:
Warrants			28,738	55,693	183,151
Stock options			854,568	932,786	765,267

Weighted average number of shares used in calculating diluted earnings per share			14,321,884	12,107,474	9,705,684

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2005	2004	2003
			US$	US$	US$
	Notes		(Restated)	(Restated)
Basic earnings per share:	2	(g)
Income before extraordinary item			0.23	0.19	0.11
Extraordinary item			0.09	—	—

Net income			0.32	0.19	0.11

Diluted earnings per share:	2	(g)
Income before extraordinary item			0.21	0.18	0.10
Extraordinary item			0.09	—	—

Net income			0.30	0.18	0.10

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

			As of December 31,
			2005	2004
			US$	US$
	Notes		(Restated)	(Restated)
ASSETS
Current asset
Cash and cash equivalents			4,796	3,228
Restricted cash			5,839	6,393
Trade receivables, net of allowance for doubtful accounts (December 31, 2005: US$212; December 31, 2004: US$284)			24,960	15,653
Derivatives			2,034	—
Investment in capital guaranteed fund			2,496	—
Inventories	5		55,941	36,629
Prepayments and other current assets			2,538	2,539

Total current assets			98,604	64,442
Properties held for lease, net	6		1,400	1,452
Property, plant and equipment, net	7		6,221	4,673
Due from related parties	16	(b)	484	491
Goodwill, net	8		1,521	1,521
Investment securities, net	9		—	1,094

Total assets			108,230	73,673

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10		2,028	607
Notes payable	10		3,079	2,487
Capitalized lease obligation, current portion			20	19
Letters of credit, gold and others	10		32,643	21,911
Derivatives			3,567	1,462
Trade payables			12,168	9,553
Accrued expenses and other payables			7,280	4,631
Due to related parties	16	(b)	1,910	—
Income taxes payable			201	68
Deferred taxation	11		154	87

Total current liabilities			63,050	40,825
Capitalized lease obligation, non-current			43	58

Total liabilities			63,093	40,883

Minority interest			129	—

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued – 15,521,203 shares as of December 31, 2005 and 12,304,658 shares as of December 31, 2004	13		155	123
Additional paid-in capital			31,204	23,382
Accumulated other comprehensive loss			(156)	(151)
Unearned compensation	2	(q)	(19)	(37)
Retained earnings			13,824	9,473

Total shareholders’ equity			45,008	32,790

Total liabilities and shareholders’ equity			108,230	73,673

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

								Accumulated
			Common stock		Additional	Treasury stock		other
			Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
			of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
				US$	US$		US$	US$	US$	US$	US$
	Notes				(Restated)			(Note 2(y))		(Restated)	(Restated)
Balance as of January 1, 2003			8,671,615	87	17,410	(318,200)	(391)	(151)	—	6,389	23,344

Comprehensive income:
Net income			—	—	—	—	—	—	—	962	962
Issuance of common stock upon exercise of stock options	13	(a)(i)	1,122,500	11	2,234	—	—	—	—	—	2,245
Issuance of common stock upon exercise of warrants	13	(a)(i)	95,891	1	(1)	—	—	—	—	—	—
Compensation costs for stock-based transactions	15	(b)	—	—	9	—	—	—	—	—	9
Sales of treasury stock	13	(b)	—	—	150	318,200	391	—	—	—	541

Balance as of December 31, 2003			9,890,006	99	19,802	—	—	(151)	—	7,351	27,101

Comprehensive income:
Net income			—	—	—	—	—	—	—	2,122	2,122
Issuance of common stock on private placement	13	(a)(ii)	1,614,082	16	2,730	—	—	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13	(a)(iii)	405,000	4	806	—	—	—	—	—	810
Issuance of common stock upon exercise of warrants	13	(a)(iii)	395,570	4	(4)	—	—	—	—	—	—

Stock options granted	2	(q)	—	—	48	—	—	—	(48)	—	—
Compensation expense recognized during the year	2	(q)	—	—	—	—	—	—	11	—	11

Balance as of December 31, 2004			12,304,658	123	23,382	—	—	(151)	(37)	9,473	32,790
The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

								Accumulated
			Common stock		Additional	Treasury stock		other
			Number	Par	Paid-in	Number		comprehensive	Unearned	Retained
			of shares	Value	Capital	of shares	Cost	loss	compensation	earnings	Total
				US$	US$		US$	US$	US$	US$	US$
	Notes				(Restated)			(Note 2(y))		(Restated)	(Restated)
Comprehensive income:
Net income			—	—	—	—	—	—	—	4,351	4,351
Exchange translation difference								(5)			(5)

											4,346
Issuance of common stock upon exercise of stock options	13	(a)(iv)	3,162,000	31	7,542	—	—	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13	(a)(iv)	54,545	1	162	—	—	—	—	—	163

Compensation costs for warrants granted	15	(b)	—	—	118	—	—	—	—	—	118
Compensation expense recognized during the year	2	(q)	—	—	—	—	—	—	18	—	18

Balance as of December 31, 2005			15,521,203	155	31,204	—	—	(156)	(19)	13,824	45,008

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2005	2004	2003
		US$	US$	US$
	Notes	(Restated)	(Restated)
Cash flows from operating activities:
Net income		4,351	2,122	962
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease		1,368	1,032	1,184
Impairment loss on property, plant and equipment		—	—	84
Amortization and impairment loss on goodwill		—	698	200
Extraordinary gain on negative goodwill		(1,291)	—	—
Unrealized loss on derivatives		88	482	162
Loss (Gain) on disposal and write-off of property, plant and equipment		8	(3)	2
Allowance for doubtful debts		(72)	125	5
Minority interests		20	—	(8)
Compensation costs for warrants granted		118	—	—
Compensation expenses recognized during the year		18	11	9
Equity in results of investment securities		—	(133)	851
Changes in operating assets and liabilities:
Trade receivables		(8,607)	(535)	(4,286)
Inventories		(12,060)	(15,142)	(3,555)
Prepayments and other current assets		601	1,187	(2,493)
Due from related parties		7	17	3
Trade payables		1,883	1,136	1,797
Accrued expenses and other payables		(854)	1,767	1,168
Income taxes payable and deferred taxation		200	(258)	344

Net cash used in operating activities		(14,222)	(7,494)	(3,571)

Cash flows from investing activities:
Change in restricted cash		554	(462)	427
Net cash inflow from acquisition		156	—	—
Purchase of capital guaranteed fund		(2,496)	—	—
Purchase of property, plant and equipment		(2,869)	(727)	(897)
Proceeds on disposals of property, plant and equipment		—	10	2

Net cash used in investing activities		(4,655)	(1,179)	(468)

The accompanying notes are an integral part of these financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2005	2004	2003
		US$	US$	US$
	Notes	(Restated)	(Restated)
Cash flows from financing activities:
Change in bank overdrafts		1,421	(705)	(1,795)
Proceeds from issuance of shares upon exercise of stock options		7,573	810	2,245
Proceeds from issuance of share upon exercise of stock warrants		163	—	—
Net proceeds from issuance of shares in private placement		—	2,746	—
Loans acquired		10,267	7,624	1,516
Repayment of loans		(5,424)	(3,082)	(1,777)
Repayment of capitalized lease obligation		(14)	(18)	(26)
Letter of credit and factoring		6,464	1,804	5,060
Sale of treasury stock		—	—	541

Net cash provided by financing activities		20,450	9,179	5,764

Effect of foreign exchange rate change		(5)	—	—

Net increase in cash and cash equivalents		1,568	506	1,725

Cash and cash equivalents, as of beginning of period		3,228	2,722	997

Cash and cash equivalents, as of end of period		4,796	3,228	2,722

Supplemental disclosure information:
Interest expense		1,991	872	728
Income taxes paid		539	535	9

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases		—	—	98

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

Operating revenue represents:

i. Sale of goods at invoiced value to customers, net of returns and discounts, and is recognized when goods are delivered and title has passed to customers.

ii. Rental income from investment properties under operating leases is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

Other income represents:

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

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

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, including inbound freight charges, purchasing and receiving cost, inspection costs and internal transfer costs, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory, and which are charged to cost of goods sold. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

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

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Stock-based compensation (Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
	(Restated)	(Restated)
Income before extraordinary item	3,060	2,122	962
Add : Stock-based employee compensation expenses included in reported net income, net of tax	18	11	—
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(2,266)	(159)	(160)

Pro forma income before extraordinary item	812	1,974	802

Extraordinary item	1,291	—	—

	2,103	1,974	802

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
	(Restated)	(Restated)
Basic earnings per share, as reported:
Income before extraordinary item	0.23	0.19	0.11
Extraordinary item	0.09	—	—

Net income	0.32	0.19	0.11

Diluted earnings per share, as reported:
Income before extraordinary item	0.21	0.18	0.10
Extraordinary item	0.09	—	—

Net income	0.30	0.18	0.10

Basic earnings per share, pro forma:
Income before extraordinary item	0.06	0.18	0.09
Extraordinary item	0.09	—	—

Net income	0.15	0.18	0.09

Diluted earnings per share, pro forma:
Income before extraordinary item	0.06	0.16	0.08
Extraordinary item	0.09	—	—

Net income	0.15	0.16	0.08

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Stock-based compensation (Continued)

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

Details of the 78% share of identifiable assets and liabilities by the Company at the date of acquisition are as follows:

As of
January 01,
2005
US$
Net assets acquired:
Property, plant and equipment	119
Trade receivables	490
Inventories	5,657
Other receivables	2,674
Cash and cash equivalents	122
Trade payables	(572)
Accrued expenses and other payables	(4,221)

4,269
Negative goodwill arising from acquisition	(1,441)

Total consideration	2,828

None of the amount of goodwill is expected to be taxable or tax deductible.

Negative goodwill was arisen from the acquisition of GIL, US$150 of which was directly written off against the Company’s share of properties, plants and equipments acquired. The remaining balance of US$1,291 was included in statement of operations for the year ended December 31, 2005 as an extraordinary item.

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

Change in accounting treatment for the acquisition

The Company restated the financial statements for the fiscal years 2005 and 2004 as a result of change in accounting treatment for the acquisition of GIL, after the Company considered the interpretation of SFAS 141 to reflect these transactions in their respective years. The following financial statement line items for fiscal years 2005 and 2004 were affected by this change.

Consolidated statement of operations for the year ended December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Impairment loss on goodwill – operating expenses	—	—	—
Extraordinary gain on negative goodwill	378	1,291	913
Net income	3,438	4,351	913

Basic earnings per share
Income before extraordinary item	0.23	0.23	—
Extraordinary item	0.03	0.09	0.06
Net income	0.26	0.32	0.06

Diluted earnings per share
Income before extraordinary item	0.21	0.21	—
Extraordinary item	0.03	0.09	0.06
Net income	0.24	0.30	0.06

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
3.	ACQUISITIONS (CONTINUED)

Consolidated statement of operations for the year ended December 31, 2004

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Impairment loss on goodwill – operating expenses	—	698	(698)
Extraordinary gain on negative goodwill	—	—	—
Net income	2,820	2,122	(698)

Basic earnings per share
Income before extraordinary item	0.25	0.19	(0.06)
Extraordinary item	—	—	—
Net income	0.25	0.19	(0.06)

Diluted earnings per share
Income before extraordinary item	0.23	0.18	(0.05)
Extraordinary item	—	—	—
Net income	0.23	0.18	(0.05)

Consolidated balance sheet as of December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Investment securities, net	—	—	—
Total assets	108,230	108,230	—

Additional paid-in capital	31,419	31,204	(215)
Retained earnings	13,609	13,824	215
Total shareholders’ equity	45,008	45,008	—

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
3.	ACQUISITIONS (CONTINUED)

Consolidated balance sheet as of December 31, 2004

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Investment securities, net	1,792	1,094	698
Total assets	74,371	73,673	698

Additional paid-in capital	23,382	23,382	—
Retained earnings	10,171	9,473	(698)
Total shareholders’ equity	33,488	32,790	(698)

Consolidated statement of cash flows for the year ended of December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Cash flows from operating activities:
Net income	3,438	4,351	913
Amortization and impairment loss on goodwill	—	—
Extraordinary gain on negative goodwill	(378)	(1,291)	(913)
Net cash used in operating activities	(14,222)	(14,222)	—

Consolidated statement of cash flows for the year ended of December 31, 2004

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Cash flows from operating activities:
Net income	2,820	2,122	(698)
Amortization and impairment loss on goodwill	—	698	698
Extraordinary gain on negative goodwill	—	—	—
Net cash used in operating activities	(7,494)	(7,494)	—

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
4.	OPERATING RISKS
(a)	Concentrations of credit risks

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

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
9.	INVESTMENT SECURITIES, NET

	As of December 31,
	2005	2004
	US$	US$
		(Restated)
Share of net assets	—	313

Goodwill	—	1,679
Less: accumulated impairment losses	—	(898)

	—	781

	—	1,094

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

On January 1, 2005, additional equity interest was acquired in this company, which become a subsidiary of the Company, details of which is set our in note 3. As appropriate for a step-acquisition, the interest as of December 31, 2004 was restated to account for under equity method. Details of the 20% share of identifiable assets and liabilities by the Company at the date of acquisition are as follows:

As of April
30, 2001
US$
Net assets acquired:
Property, plant and equipment	39
Inventories	1,794
Other receivables	279
Cash and cash equivalents	13
Trade payables	(540)
Accrued expenses and other payables	(604)

981
Goodwill arising from acquisition	1,679

Total consideration	2,660

Since the acquisition in 2001, the aggregated amount of equity in results of investment securities of US$668 has been charged to the statements of operations of the Company.

Impairment losses on goodwill arising from investment securities of US$Nil , US$698 and US$Nil were made for the years ended December 31, 2005, 2004 and 2003.

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

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax (expense) credit comprises of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year	(595)	(299)	(357)
(Under)/Over provision in prior years	(77)	22	92

Total current tax	(672)	(277)	(265)

Deferred taxes arising in foreign subsidiaries:
For the year	(67)	—	(87)

Income taxes (expense) credit	(739)	(277)	(352)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2004 and 2003: 17.5%) is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	%	%	%
Statutory rate	17.5	17.5	17.5
Tax effect of net operating losses	21.2	26.1	20.0
Non taxable profits, net	(21.7)	(33.2)	(25.8)
Impairment loss on goodwill	—	5.4	1.6
Others	2.3	(3.5)	3.0

Effective rate	19.3	12.3	16.3

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
11.	INCOME TAXES (CONTINUED)

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

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(c)	Warrants other than stock-based compensation

		As of December 31,
		2005	2004	2003
		Number of	Number of	Number of
	Note	warrants	warrants	warrants
Outstanding, beginning of year		2,361,721	1,922,500	2,068,500
Granted	(i)	—	484,221	—
Exercised		(54,545)	—	—
Expired		(1,877,500)	(45,000)	(146,000)

Outstanding, end of year		429,676	2,361,721	1,922,500

The following table shows the warrants outstanding as of December 31, 2005.

		Exercise
	Number of warrants	price
Date of grant	outstanding	US$	Expiration date

September 1, 2004	429,676	2.98	September 3, 2009

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009 (see note (13)(a)(ii)).
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

Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the 1998 Plan shall be at least

\

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

The fair value of warrants granted during the year ended December 31, 2005 and December 31, 2003 was estimated as US$472 and US$9 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
Expected dividend yield	—	—	—
Expected stock price volatility	61%	—	9%
Risk-free interest rate	3.91%	—	1.07%
Expected life of warrants	3 years	—	0.25 years
16.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company
Yih Yu Chuan	Director and major shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director
Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Director and minor shareholder of a subsidiary of the Company

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

		As of December 31,
		2005	2004
	Note	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited		463	464

Tanzanite (H.K.) Limited		21	27

	(i)	484	491

Due to a related party:
Osorio Mendes Quintino Neto	(i)	1,910	—

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of		21,244	12,971

(c)	Summary of related party transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Rental expense to Tanzanite (H.K.) Limited	150	77	23

(i)	The amounts due from/ to related parties represent unsecured advances which are interest-free and repayable on demand.
17.	SEGMENT INFORMATION

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes annual reporting standards for enterprise business segments and related disclosures about its products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance and allocates resources based on several factors of which the primary financial measures are revenues from external customers and operating income. As a result, the Company considers that it has two operating segments, (i) manufacture and wholesale of jewelry products, and (ii) retail of jewelry products.

Contributions of the major activities, profitability information and asset information are summarized below:

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
17	SEGMENT INFORMATION (CONTINUED)
(a)	Business:

	Year ended December 31,
	2005	2004	2003
	US$	US$	US$
Revenues from external customers:
Manufacture and wholesale	97,145	76,696	58,330
Retail	2,501	808	—

	99,646	77,504	58,330

Operating income (loss):
Manufacture and wholesale	7,518	3,673	2,869
Retail	(1,847)	(543)	—

	5,671	3,130	2,869

Depreciation:
Manufacture and wholesale	1,154	991	1,184
Retail	214	41	—

	1,368	1,032	1,184

Interest expense:
Manufacture and wholesale	1,991	902	753
Retail	—	—	—

	1,991	902	753

Capital expenditure:
Manufacture and wholesale	1,864	560	996
Retail	1,005	167	—

	2,869	727	996

	As of December 31,
	2005	2004
	US$	US$
Segment assets:
Manufacture and wholesale	101,260	72,309
Retail	6,970	1,364

	108,230	73,673

Long-lived assets (excluded goodwill):
Manufacture and wholesale	6,703	6,311
Retail	918	127

	7,621	6,438

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
17.	SEGMENT INFORMATION (CONTINUED)
(b)	Geographical areas:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	US$	US$	US$
Revenue from external customers:
US & Canada	67,780	56,186	42,851
Europe and other countries	20,527	13,062	8,017
Japan	3,686	4,158	5,338
PRC (including Hong Kong and Macau)	7,653	4,098	2,124

	99,646	77,504	58,330

	As of December 31,
	2005	2004
	US$	US$
		(Restated)
Carrying amount of long-lived assets:
Hong Kong	3,492	3,238
PRC	3,933	2,922
US	196	278

Total long-lived assets (excluding goodwill)	7,621	6,438
Reconciling items:
Others	100,609	67,235

Total consolidated assets	108,230	73,673

(c)	The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2005		2004		2003
	US$	%	US$	%	US$	%
Customer A	13,093	13	8,482	11	5,164	9
Customer B	10,772	11	7,234	9	5,870	10
Customer C	9,247	9	6,454	8	5,869	10

LJ INTERNATIONAL INC.
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
Trade receivables related to these major customers were US$8,295 and US$1,347, as of December 31, 2005 and 2004 respectively.
18.	RECLASSIFICATIONS

Certain prior year amounts in the consolidated statements of operations have been reclassified from other non-operating income to operating revenue to conform to the current year presentation. In addition, certain items categorized as cash flows from operating activities in prior year have been reclassified as cash flows from financing activities in order to conform to current year’s presentation in the consolidated statements of cash flows.

GOLDLEAVES INTERNATIONAL LIMITED (Incorporated in the British Virgin Islands with limited liability)
DIRECTORS’ REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004
Certified Public Accountants
Hong Kong

GOLDLEAVES INTERNATIONAL LIMITED
REPORT OF THE DIRECTORS
The directors submit their report together with the audited accounts for the year ended 31 December 2004.
Principal activities
The company is an investment holding company. Its subsidiaries are principally engaged in trading and manufacturing of precious and semi-precious stones.
Results and appropriations
The results of the group for the year ended 31 December 2004 are set out in the consolidated income statement on page 4.
The directors do not recommend the payment of a dividend.
Reserves
Movements in the reserves of the group and the company during the year are set out in note 15 to the accounts.
Fixed assets
Details of the movements in fixed assets are set out in note 9 to the accounts.
Share capital
Details of the movements in share capital of the company are set out in note 14 to the accounts.
Directors
The directors of the company during the year and up to the date of this report were:

QUINTINO NETO Osorio Mendes	(Removed on 1 January 2005)
AU Ka Man	(Appointed on 1 January 2005)
NG Hon Tak Ringo	(Appointed on 1 January 2005)
There being no provision in the company’s Articles of Association for retirement by rotation, all the remaining directors continue in office.

GOLDLEAVES INTERNATIONAL LIMITED
REPORT OF THE DIRECTORS (CONT.)
Directors’ interests
During the year, the company made loans to Mr. Quintino Neto Osorio Mendes.
Details of related party transactions are set out in note 19 to the accounts.
Save as disclosed herein, no other contracts of significance in relation to the company’s business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.
At no time during the year was the company or its subsidiaries a party to any arrangements to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.
Management contracts
No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.
Auditors
The accounts for the year ended 31 December 2004 and the accompanying accounts were audited by Messrs. Jason Lam & Co.. A resolution for the re-appointment of Messrs. Jason Lam & Co. as the company’s auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.
On behalf of the board
Chairman
Hong Kong, 24 March 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS OF
GOLDLEAVES INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)
We have audited the accounts on pages 4 to 26 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.
Respective responsibilities of directors and auditors
The Company’s directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.
It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.
Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the group and of the company as at 31 December 2004 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
/s/ JASON LAM & CO.
Jason Lam & Co.
Certified Public Accountants
Hong Kong, 24 March 2005

GOLDLEAVES INTERNATIONAL LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

		2004	2003
	Note	HK$	HK$
Turnover	3	44,943,011	44,185,211

Cost of sales (after making specific provision for stocks of HK$Nil (2003: HK$28,316,057))		(34,281,677)	(71,823,277)

Gross profit/(loss)		10,661,334	(27,638,066)

Other revenue	3	34,973	202,520

Distribution costs		(174,016)	(357,027)

Administrative expenses		(4,011,676)	(4,043,030)

Operating profit/(loss)	4	6,510,615	(31,835,603)

Finance costs	5	(1,230,900)	(1,356,413)

Profit/(Loss) before taxation		5,279,715	(33,192,016)

Taxation	7	(91,939)	—

Profit/(Loss) after taxation	15	5,187,776	(33,192,016)

GOLDLEAVES INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2004

		2004	2003
	Note	HK$	HK$
Non-current assets
Fixed assets	9	1,196,602	938,702

Current assets
Stocks	11	56,569,495	64,117,844
Due from director		2,000	2,000
Accounts receivable & deposits		9,465,864	10,351,133
Taxation recoverable		—	174,335
Bank balances and cash		1,214,081	635,582

		67,251,440	75,280,894

Current liabilities
Unsecured loans		(8,546,000)	(8,546,000)
Due to director	17	(26,952,792)	(27,098,628)
Accounts payable and accruals	12	(18,237,098)	(26,640,408)
Bills payable		(2,432,605)	(7,063,518)
Taxation payable		(91,939)	—
Current portion of obligation under finance lease	13	(29,160)	—

		(56,289,594)	(69,348,554)

Net current assets		10,961,846	5,932,340

Total assets less current liabilities		12,158,448	6,871,042

Non-current liabilities
Obligation under finance lease	13	(99,630)	—

Net assets		12,058,818	6,871,042

GOLDLEAVES INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2004 (CONTINUED)

		2004	2003
	Note	HK$	HK$
Financed by:

Share capital	14	773	773

Share premium	15	20,561,645	20,561,645

Accumulated losses	15	(8,503,600)	(13,691,376)

Director

Shareholders’ funds		12,058,818	6,871,042

GOLDLEAVES INTERNATIONAL LIMITED
BALANCE SHEET
AS AT 31 DECEMBER 2004

		2004	2003
	Note	HK$	HK$
Non-current assets
Fixed assets		23,184	—
Interests in subsidiaries	10	18,879,348	18,898,693

		18,902,532	18,898,693

Current assets
Account receivable		6,570	280
Due from director	16	2,000	2,000
Bank balances		3,821	1,006

		12,391	3,286

Current liabilities
Accounts payable and accruals	12	(54,772)	(20,000)

Net current liabilities		(42,381)	(16,714)

Net assets		18,860,151	18,881,979

Financed by:

Share capital	14	773	773

Share premium	15	20,561,645	20,561,645

Accumulated losses	15	(1,702,267)	(1,680,439)

Director

Shareholders’ funds		18,860,151	18,881,979

GOLDLEAVES INTERNATIONAL LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003
	HK$	HK$
Total equity as at 1 January	6,871,042	40,063,058

Net profit/(loss) for the year	5,187,776	(33,192,016)

Total equity as at 31 December	12,058,818	6,871,042

GOLDLEAVES INTERNATIONAL LIMITED
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003
	HK$	HK$
Net cash inflow/(outflow) from operating activities (note 20)	2,173,157	(22,670,512)

Returns on investments and servicing of finance
Interest received	1,932	1,550
Interest paid	(1,213,867)	(1,249,297)

Net cash outflow from returns on investments and servicing of finance	(1,211,935)	(1,247,747)

Taxation
Hong Kong profits tax refunded/(paid)	174,335	(364,870)
Overseas tax paid	—	—

	174,335	(364,870)

Investing activities
Payments to acquire fixed assets	(540,012)	(11,019)
Funds (repaid to)/received from director (net)	(145,836)	24,083,369

Net cash (outflow)/inflow from investing activities	(685,848)	24,072,350

Net cash inflow/(outflow) before financing	449,709	(210,779)

Financing
New finance lease	145,800	—
Capital element of finance lease rental payments	(17,010)	—

Net cash inflow from financing	128,790	—

Increase/(Decrease) in cash and cash equivalents	578,499	(210,779)

Cash and cash equivalents at 1 January	635,582	846,361

Cash and cash equivalents at 31 December	1,214,081	635,582

Analysis of the balances of cash and cash equivalents Cash and bank balances	1,214,081	635,582

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
1.	Organisation and operations

Goldleaves International limited (“the company”) was incorporated in the British Virgin Islands on 8 July 1998. The company is an investment holding company. Its subsidiaries are principally engaged in trading and manufacturing of precious and semi-precious stones.

2.	Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:
(a)	Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). They have been prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b)	Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group’s share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated income statement.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
2.	Principal accounting policies (Cont.)
(b)	Consolidation (Cont.)

In the company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(c)	Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from subcontracting service is recognised when the services are rendered and billable.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(d)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated to write off the cost of fixed assets over their estimated useful lives on a straight line basis at the following annual rates:-

Plant and machineries	20%
Furniture, decoration and equipment	10% - 20%
Motor vehicle	33 1/3%
Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives to the group.

(e)	Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in the balance sheet are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
2.	Principal accounting policies (Cont.)
(e)	Impairment and gain or loss on sale (Cont.)

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(f)	Related parties

Related parties are individuals and companies, where the company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where the company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(g)	Stocks

Stocks are stated at the lower of cost and net realisable value.

Cost is based on the weighted average cost formula and comprises all costs of purchases, costs of conversion and other costs incurred in bringing the stocks to their present location and condition.

Net realisable value is determined on the basis of estimated normal selling price less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

(h)	Foreign currencies

Individual companies within the group maintain their books and records in Hong Kong dollars.

Transactions in foreign currencies are translated into Hong Kong dollars at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at rates of exchange ruling at that date. Exchange differences arising in these cases are dealt with in the income statement.

(i)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks less bank overdrafts and advances from banks repayable within three months from the date of the advances.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
2.	Principal accounting policies (Cont.)
(j)	Provisions

In accordance with SSAP 28, provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k)	Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(m)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
2.	Principal accounting policies (Cont.)
(m)	Taxation (Cont.)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the accounts and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it related to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(n)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight line basis over the lease periods.

(o)	Employee benefits

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(p)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the income statement in the year which they are incurred.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
2.	Principal accounting policies (Cont.)
(q)	Finance leases

Leases that substantially transfer to the company all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(r)	Retirement benefits scheme

The group operates defined contribution pension schemes under the Mandatory Provident Fund Schemes Ordinance (the “MPF Schemes”) for its employees, the assets of which are held separately from those of the company in independently administered funds. The MPF Schemes have operated since 1 December 2000. Contributions to the MPF Schemes are made based on a percentage of the eligible employees’ salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The group’s employer contributions vest fully with the employees when contributed into the MPF Schemes, except for the group’s employer voluntary contributions, which are refunded to the group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Schemes.

The employees of the company’s subsidiary which operates in the People’s Republic of China (the “PRC”) are required to participate in a central pension scheme operated by the local municipal government. The PRC subsidiary is required to contribute certain percentage of its payroll costs to the central pension scheme.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
3.	Turnover and revenue

Turnover represents the net invoiced value of goods sold and subcontracting income.

An analysis of the group’s turnover and revenue is as follows:-

	2004	2003
	HK$	HK$
Turnover

– Sales of goods	43,012,309	43,791,510
– Rendering of services	1,930,702	393,701

	44,943,011	44,185,211

Revenue

– Interest income	1,932	1,550
– Commission income	20,798	—
– Rental income	—	161,000
– Other income	12,243	39,970

	34,973	202,520

Total revenues	44,977,984	44,387,731

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
4.	Operating profit/(loss)

	Group
	2004	2003
	HK$	HK$
The group’s operating profit/(loss) is stated:-
after crediting
Interest on bank deposits	1,932	1,550
Rental income from subletting of property	—	161,000

and after charging
Auditors’ remuneration	68,707	68,424
Bad debts provision	540,163	—
Exchange loss (net)	96,588	77,676
Depreciation
– Owned assets	272,392	359,366
– Leased assets	9,720	—
Staff (excluding directors) costs (Note 6)	5,216,907	4,982,182
Directors’ remuneration
– Fees	—	—
– Other emoluments	1,404,000	1,404,000
– Pension costs	—	—
Operating lease rental for land & buildings	861,570	1,040,370
Specific provision for stocks	—	28,316,057

5.	Finance costs

	Group
	2004	2003
	HK$	HK$
Interest expense on bank loans and overdraft	—	—
Interest expense on other loans without fixed repayment terms	1,167,200	1,249,297
Other finance cost	63,700	107,116

	1,230,900	1,356,413

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
6.	Staff costs (excluding directors)

	2004	2003
	HK$	HK$
Wages and salaries	4,756,743	4,518,574
Welfare, recruitment and training	20,265	4,866
Pension and social security costs	439,899	458,742

	5,216,907	4,982,182

7.	Taxation

No provision for Hong Kong profits tax has been made in the Hong Kong subsidiary’s accounts as the subsidiary incurred loss for taxation purposes for the year (2003: Nil).

No provision for profits tax has been made in the company’s accounts as the company has no assessable income for taxation purpose for the year (2003: Nil).

Subsidiary in the PRC is subject to tax laws applicable to foreign investment enterprises in the PRC and is fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

No provision for PRC profits tax has been made in the accounts as the PRC subsidiary has loss for taxation purpose, as calculated by a certified accountant in the People’s Republic of China, for the year (2003: Nil).

The amount of taxation charged to the income statement represents:-

	2004	2003
	HK$	HK$
Current taxation for Hong Kong profits tax	—	—
Current taxation overseas	91,939	—
Deferred taxation	—	—

	91,939	—

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
7.	Taxation (Cont.)

The charge for the year can be reconciled to the profit/(loss) before taxation per the consolidated income statement as follows:

	2004		2003
	HK$	%	HK$	%
Profit/(Loss) before taxation	5,279,715		(33,192,016)

Income tax at applicable tax rate rate of 15% (2003: 15%)	791,957	15.0	(4,978,802)	(15.0)
Tax effect of income not taxable for tax purposes	(70)	—	(8)	—
Effect of different tax rates of subsidiary in other jurisdiction	—	—	(1,579)	—
Tax effect of loss/expenses not deductible for tax purpose	3,274	—	122,780	0.4
Tax effect of temporary differences and tax loss not recognised	(795,161)	(15.0)	4,857,609	14.6
Over-provision of PRC income tax in the current year	91,939	1.7	—	—

Taxation for the year	91,939	1.7	—	—

At 31 December 2004, the company and the Hong Kong subsidiary had no significant deferred taxation (2003: Nil). The PRC subsidiary had deferred tax asset relating to estimated tax losses which are mainly subject to a time limit of five years. However, this deferred tax asset is not recognised in the accounts in view of the fact that an inflow of economic benefit is virtually uncertain. There was no other significant potential deferred taxation at the balance sheet date.

8.	Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of loss of HK$21,828 (2003: loss of HK$818,530).

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
9.	Fixed assets

			Furniture,
	Motor	Plant &	decoration &
	vehicle	machineries	equipment	Total
The Group	HK$	HK$	HK$	HK$
Cost
At 31 December 2003	—	976,062	1,504,198	2,480,260
Additions	34,776	90,366	414,870	540,012

At 31 December 2004	34,776	1,066,428	1,919,068	3,020,272

Accumulated depreciation
At 31 December 2003	—	828,224	713,334	1,541,558
Charge for the year	11,592	79,043	191,477	282,112

At 31 December 2004	11,592	907,267	904,811	1,823,670

Net book value
At 31 December 2004	23,184	159,161	1,014,257	1,196,602

At 31 December 2003	—	147,838	790,864	938,702

Net book value of leased asset
At 31 December 2004	—	—	136,080	136,080

At 31 December 2003	—	—	—	—

Motor
vehicle
The company	HK$
Cost
At 31 December 2003	—
Addition	34,776

At 31 December 2004	34,776

Accumulated depreciation
At 31 December 2003	—
Charge for the year	11,592

At 31 December 2004	11,592

Net book value
At 31 December 2004	23,184

At 31 December 2003	—

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
10.	Interests in subsidiaries

In the company’s balance sheet, interests in subsidiaries comprised:

	2004	2003
	HK$	HK$
Unlisted investment at cost	5,000,002	5,000,002
Due from the subsidiaries	14,180,654	29,922,429
Due to the subsidiary	(301,308)	(16,023,738)

	18,879,348	18,898,693

All the advances from/(to) subsidiaries were unsecured, non-interest bearing and without pre-determined repayment terms.

The underlying value of interests in subsidiaries was, in the opinion of the directors, not less than the company’s carrying value as at 31 December 2004.

Details of the subsidiaries as at 31 December 2004 were as follows:

		Issued and	Proportion of
	Place of	fully paid	nominal value
	Incorporation/	share	of issued capital held	Principal
Name of subsidiary	operations	capital	by the company	activities
		HK$	%
Goldleaves Gems	The People’s	5,000,000	100	Trading and
(Shenzhen) Co. Ltd	Republic of			manufacturing of
	China			precious and semi- precious stones

Goldleaves Trading	Hong Kong	2	100	Trading of
Limited				precious and semi-
precious stones
All subsidiaries were directly held by the company

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
11.	Stocks

Stocks included in the consolidated balance sheet comprised raw material of HK$25,388,476 (2003: HK$35,245,353), work-in-progress of HK$16,284,188 (2003: HK$14,331,415) and finished goods of HK$14,896,831 (2003: HK$14,541,076).

The amount of stocks (included above) carried at the net realisable value was HK$48,852,766 (2003: HK$54,500,105).

12.	Accounts payable and accruals

	2004	2003
	HK$	HK$
Included in accounts payable and accruals are amount due to related company which is related to transactions entered under normal course of business of the group.

– Group	80,748	456,140
– Company	—	—

Unsecured loan represented advances which bore interest at commercial rate and have no fixed repayment terms.

13.	Obligations under finance lease

	Group
	2004	2003
	HK$	HK$
Wholly repayable within five years Obligations under finance leases	128,790	—
Amounts due within one year included under current liabilities	29,160	—

	99,630	—

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
13.	Obligations under finance lease (Cont.)

At 31 December 2004, the group’s finance lease liabilities were repayable as follows:

	2004	2003
	HK$	HK$
Within one year	29,160	—
In the second year	29,160	—
In the third to fifth year	70,470	—
After the fifth year	—	—

	128,790	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	128,790	—

The present value of finance lease liabilities is as follows:
Within one year	29,160	—
In the second year	29,160	—
In the third to fifth year	70,470	—
After the fifth year	—	—

Present value of finance lease liabilities	128,790	—

The company’s subsidiary leases a copying machine under finance lease arrangement expiring in 5 years. At the end of the lease term the subsidiary has the option to purchase the copying machine at a price deemed to be a bargain purchase option. The lease does not include contingent rentals. The leased copying machine secures the above lease obligations.

14.	Share capital

	Number of	Value
	shares	HK$
Authorised:
Ordinary shares of US$1 each
Balance at 31 December 2003 and 31 December 2004	50,000	386,500

Issued and fully paid:
Ordinary shares of US$1 each
Balance at 31 December 2003 and 31 December 2004	100	773

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
14.	Share capital (Cont.)

No shares were issued during the year ended 31 December 2003 and 2004.

On 1 January 2005, 3,900 ordinary shares of US$1 each were issued at a premium of US$724 each to one of the existing shareholders of the company. The new proceeds of approximately HK$22 million were used for repayment of unsecured loan and general working capital. All the new shares rank pari passu in all respects with the existing ordinary shares.

15.	Reserves

			(Accumulated
			loss)/
	Share	Share	Retained
	capital	premium	earnings	Total
	HK$	HK$	HK$	HK$
The group
At 1 January 2003	773	20,561,645	19,500,640	40,063,058
Net loss for the year	—	—	(33,192,016)	(33,192,016)

At 31 December 2003	773	20,561,645	(13,691,376)	6,871,042

At 1 January 2004	773	20,561,645	(13,691,376)	6,871,042
Net profit for the year	—	—	5,187,776	5,187,776

At 31 December 2004	773	20,561,645	(8,503,600)	12,058,818

The company
At 1 January 2003	773	20,561,645	(861,909)	19,700,509
Net loss for the year	—	—	(818,530)	(818,530)

At 31 December 2003	773	20,561,645	(1,680,439)	18,881,979

At 1 January 2004	773	20,561,645	(1,680,439)	18,881,979
Net loss for the year	—	—	(21,828)	(21,828)

At 31 December 2004	773	20,561,645	(1,702,267)	(18,860,151)

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
16.	Loans to director

Particulars of loan to director are detailed as follows:-

		Term	Maximum	Amount	Amount
		of	outstanding	outstanding at	outstanding at
Name	Lender	loans	during the year	31 December 2003	31 December 2004
			HK$	HK$	HK$
Quintino Neto	Company	Unsecured,	2,000	2,000	2,000
Osorio Mendes		interest free and
no fixed repayment
terms
17.	Due to director

Amount due to director represents unsecured advances which are interest free and have no fixed repayment terms.

18.	Commitments

Except for the operating lease commitments noted below, the group did not have any commitments at 31 December 2004.

At 31 December 2004, the group had future aggregate minimum lease payments under non-cancellable operating leases for land and buildings as follows:

	Group
	2004	2003
	HK$	HK$
Leases expiring
– in the first year	435,761	522,913
– in the second to fifth years inclusive	—	435,761
– after the fifth year	—	—

	435,761	958,674

The group leases a number of warehouse and factory facilities under operating leases. The leases typically run for an initial period of 3 year, without an option to renew the leases after the date at which time all terms are renegotiated. None of the leases includes contingent rentals.

During the year, a subsidiary paid rental expenses of HK60,000 (2003: HK$200,000) and received rental income of HK$25,000 (2003: HK$161,000) from subletting of the same office. No committed tenancy agreement has been signed in respect of these rental expense and rental income.

GOLDLEAVES INTERNATIONAL LIMITED
NOTES TO THE ACCOUNTS
19.	Related party transactions

Except for the transactions noted below, the group and the company have not been a party to any material related party transaction during the year ended 31 December 2004.
a)	During the year, the group purchased goods totaling HK$3,732,205 (2003: HK$1,279,829) from Color Gems Ltda, a company in which Mr. Quintino Neto Osorio Mendes has interests.

b)	Information regarding loans to director and balance with related party is detailed in note 16 and note 12 respectively.
In the opinion of the company’s directors, the above transactions were carried out in the usual course of business and on normal commercial terms.

20.	Notes to the consolidated cash flow statement

Reconciliation of (loss)/profit before taxation to net cash outflow from operating activities:

	2004	2003
	HK$	HK$
Profit/(Loss) before taxation	5,279,715	(33,192,016)
Provision for stocks	—	28,316,057
Depreciation	282,112	359,366
Interest income	(1,932)	(1,550)
Interest expense	1,167,200	1,249,297
Decrease/(Increase) in stocks	7,548,349	(5,436,989)
Decrease/(Increase) in accounts receivable and deposits	885,269	(3,575,155)
Decrease in accounts payable and accruals	(8,356,643)	(11,902,551)
Decrease in unsecured loans	—	(1,000,000)
(Decrease)/Increase in bills payable	(4,630,913)	2,513,029

Net cash inflow/(outflow) from operating activities	2,173,157	(22,670,512)

21.	Approval of accounts

The accounts were approved and authorised for issue by the board of directors on 24 March 2005.

APPENDIX I
GOLDLEAVES INTERNATIONAL LIMITED
DETAILED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
(For management information purpose only)

	HK$	HK$
Income
Bank interest income		—

Administrative expenses
Audit fee	(9,996)
Depreciation	(11,592)

	(21,588)

Finance expenses
Bank charges	(240)

		(21,828)

Loss before taxation		(21,828)

Taxation		—

Loss after taxation		(21,828)

Schedule II – Valuation and Qualifying Accounts
(in thousands)
Sales return reserves

Balance at December 31, 2002	$425
Charges to operations	3,361
Deductions	(3,030)

Balance at December 31, 2003	756
Charges to operations	4,999
Deductions	(5,231)

Balance at December 31, 2004	524
Charges to operations	8,154
Deductions	(6,474)

Balance at December 31, 2005	2,204

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: May 24, 2007	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit		Page
Number	Description of Exhibit	Number
1.1	Memorandum of Association of the Company	*

1.2	Articles of Association of the Company	*

1.3	Amendment to Articles of Association of the Company	*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant	**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics	**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.