Form 20-F
period 2006-12-31
LJ INTERNATIONAL INC
filed 2007-12-28
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-29620
OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
LJ INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)
LJ INTERNATIONAL INC.
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered

$.01 Par Value Common Stock	NASDAQ
(“Common Stock”)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
18,977,371 Shares of Common Stock as of December 31, 2006
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes             No X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes             No X
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
     Large accelerated filer            Accelerated filer            Non-accelerated filer X
Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17            Item 18 X
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes             No X
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
     You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, such as but not limited to:
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
     We may use data and industry forecasts in this annual report which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

PART I
ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3.          KEY INFORMATION
A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
(US Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to eight months ended December 31, 2002 and the four-year period ended December 31, 2006 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data

					Eight-month period		Year
	Years ended				ended		ended
	December 31,				December 31,		April 30,
	2006	2005	2004	2003	2002	2001	2002
						(Unaudited)

Statement of Operations Data:
Revenues	123,791	99,646	77,504	58,330	31,966	25,135	39,375
Cost of Goods sold	(88,867)	(77,127)	(61,265)	(44,947)	(20,565)	(16,228)	(35,731)
Gross profit	34,924	22,519	16,239	13,383	11,401	8,907	3,644

Operating expenses
Selling, general and administrative	(23,114)	(15,488)	(11,578)	(9,133)	(8,688)	(8,279)	(8,963)
Net gain (loss) on derivatives	(29)	8	199	87	(435)	(119)	(660)
Depreciation	(2,039)	(1,368)	(1,032)	(1,184)	(863)	(565)	(1,031)
Impairment on property, plant and equipment	-	-	-	(84)	(108)	-	(345)
Amortization and impairment loss on goodwill	-	-	(698)	(200)	(600)	(18)	(242)

Operating income (loss)	9,742	5,671	3,130	2,869	707	(74)	(7,597)
Other income and expenses
Interest income	282	139	38	41	48	172	217
Interest expenses	(3,258)	(1,991)	(902)	(753)	(441)	(424)	(652)

Operating income (loss) before income taxes, minority interests, equity in results of investment securities and extraordinary item	6,766	3,819	2,266	2,157	314	(326)	(8,032)
Income taxes (expense) credit	(1,403)	(739)	(277)	(352)	(101)	(39)	101
Income (Loss) before minority interests, equity in results of investment securities and extraordinary item	5,363	3,080	1,989	1,805	213	(365)	(7,931)
Minority interests in consolidated subsidiaries	(38)	(20)	-	8	120	-	30
Income before equity in results of investment securities and extraordinary item	5,325	3,060	1,989	1,813	333	(365)	(7,901)
Equity in results of investment securities	-	-	133	(851)	16	26	34
Income before extraordinary item	5,325	3,060	2,122	962	349	(339)	(7,867)
Extraordinary gain on negative goodwill	-	1,291	-	-	-	-

Net income (loss)	5,325	4,351	2,122	962	349	(339)	(7,867)

Net income (loss) per share:
Basic	0.31	0.32	0.19	0.11	0.04	(0.04)	(0.91)
Diluted	0.29	0.30	0.18	0.10	0.04	(0.04)	(0.90)

Weighted average number of shares
Basic	17,390	13,439	11,119	8,757	8,493	8,672	8,672
Diluted	18,303	14,322	12,107	9,706	8,493	8,832	8,779

Balance Sheet Data:
Working capital	50,134	35,554	23,617	17,053	11,896	18,537	12,115
Total assets	124,522	108,230	73,673	59,885	48,938	51,088	43,557
Long-term obligation	1,640	43	58	77	-	12	8
Total stockholders’ equity	59,739	45,008	32,790	27,101	23,344	30,969	23,591

Pursuant to the purchase agreement dated January 1, 2005, the Company paid $2,827,500 for new issuance of 3,900 shares of common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and was classified as investment security as of December 31, 2004. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company. As of December 31, 2004, this investment was accounted for using the cost method. As appropriate for a step-acquisition, in the 2005 financial statements, the investment has been restated to account for under the equity method.
B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS.
We depend upon one customer who accounts for at least 10% of our sales. We cannot be certain that these sales will continue; if they do not, our revenues will likely decline.
     Although we sell to a large number of customers in a variety of markets, one of our customers accounts for at least 10% of our sales. For the fiscal years ended December 31, 2005 and 2006, this customer accounted for approximately 11% of our 2005 sales and 10% of our 2006 sales. This customer is a non-affiliated third party and is not a related party of the Company or any of its subsidiaries. Although we have maintained good and longstanding relationship with this customer, we do not have any long-term contract with it and it orders only on a “purchase order” basis. The loss of this customer or a significant reduction in its orders would have a materially adverse effect on our revenues.
We face significant competition from larger competitors in our wholesale and retail operations.
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
Changes to PRC tax laws may adversely affect our financial condition and results of operations in the future.
     The National People’s Congress, the Chinese legislature, on March 16, 2007 passed a new enterprise income tax law, which will become effective on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate (“EIT”) to both foreign invested enterprises and domestic enterprises, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the existing preferential tax treatments until December 31, 2012. An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China and it will consequently be subject to the EIT upon its worldwide income. Existing companies are required to transition to the new EIT rate over a five-year period starting January 1, 2008. The new Enterprise Income Tax Law empowers the PRC State Council to promulgate detailed implementation rules. Since the implementation rules are not yet promulgated, there is uncertainty as to how the new law will be interpreted or implemented. Although we are carefully monitoring these legal developments and will timely adjust our effective income tax rate when necessary, we cannot assure that the new Enterprise Income Tax Law will not cause increases in the EIT rates applicable to our PRC subsidiaries, which could have a material adverse effect on our financial condition and results of operations.
Our products are currently made at our production facility located in Shenzhen, China. However, our insurance may not adequately cover any losses due to fire, casualty or theft.
     We have obtained fire, casualty and theft insurance aggregating approximately $42 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     The approximately 28% of our wholesale sales during the fiscal year ended December 31, 2006 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 72% of our total wholesale sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.
The success of our retail store expansion program in China is dependent upon numerous factors over which we have limited control.
     The future success of our ENZO retail stores in China is partially dependent upon general economic conditions in China, competitive developments within the retail jewelry sector in China and consumer attitudes, including changes in consumer preferences for certain jewelry styles and materials. In addition, our retail expansion program is also dependent upon a number of factors relating to our stores, including the availability of property, the location of the mall or shopping centre, the availability of desirable locations within a mall, the terms of leases, our relationship with major landlords, and the design and maintenance of our stores.
We rely on short-term financing from banks for our daily operation.
     We rely on short-term borrowings as part of our financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.
     Certain of our banking facilities that offer short-term borrowings are collateralized by properties owned by Yu Chuan Yih and by his personal guarantee. If Mr. Yih withdraws the properties or his personal guarantee, the banking facilities may no longer remain available for use by us. In that event, our daily operations may be adversely affected.
We rely geographically on the US market for the majority of our revenue.
     Our wholesale business is our major revenue contributor and accounts for 88% of our total revenue. Geographically, North America is a major market for our wholesale business and contributes 71% of our revenues. Accordingly, the revenue of our wholesale business in the US market accounts for 62% of our total revenue. Any substantial decline of the economy may adversely affect the spending patterns of the US consumers which could in turn adversely affect our revenue and the income from the region.

Our holding company structure creates restrictions on the payment of dividends.
     We have no direct business operations, other than the ownership of our subsidiaries, of which we have control over their operation policies including, among others, payment of dividend. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into US dollars or other hard currency and other regulatory restrictions.
As a “foreign private issuer”, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.
     Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we have determined not to comply with the following Nasdaq rules:
•	our independent directors do not hold regularly scheduled meetings in executive session;

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
We may in the future determine to voluntarily comply with one or more of the foregoing provisions.
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
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
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
Because of these exemptions, investors are not provided with the same information which is generally available about domestic public companies organized in the United States.
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
     Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation. Our ability to amend our

Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.
Legal proceedings related to our historical reporting of financial results and other issues may significantly harm our business.
     Several lawsuits have been filed against us and current officers and members of the Board of Directors, alleging false representations and material omissions in connection with press releases, SEC filings and other statements that purportedly overstated the Company’s business prospects and financial results. These lawsuits are described more fully in Part I, Item 8 and in Part III, Item 18, Note 12 to our consolidated financial statements contained in this Form 20-F. Defending these lawsuits will result in significant expenditures and the diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. From time to time, we may become involved in other litigation or other proceedings. Matters arising out of or related to the delayed filing of our audited financial statements, the outcome of our delisting proceedings and the outcome of litigation could possibly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

ITEM 4.         INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT OF THE COMPANY.
               LJ International Inc. (“we”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2006, we owned all of the issued share capital in the following significant subsidiaries except Goldleaves Gems (Shenzhen) Co., Ltd.:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Shenzhen PGS Jewelry Mfg.

•	Lorenzo (Shenzhen) Co., Ltd. (“LSC”)

•	Lorenzo Crystal Ltd.

•	Enzo (Shenzhen) Co., Ltd. (“ESC”)

•	Enzo Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
              Due to the restrictions on foreign ownership on the retail business of jewelry, the Company, through loans to the agents, established ESC to carry out the retail business of jewelry in the PRC. Pursuant to various agreements entered into between the Company, its agents and ESC on July 14, 2005, the Company has control of ESC, absorbs the majority of any expected losses and receives the majority of residual return of ESC. The Company is, therefore, considered the primary beneficiary of ESC. Accordingly, ESC is consolidated in the financial statements of the Company since July 14, 2005.
              Our principal place of business and our executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
              During our last three fiscal years, we have made the following significant capital expenditures:
•	we invested $670,000 for the purchase of 1,639 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2005

•	we acquired an additional 78% of the equity of Goldleaves International Limited for $2,827,500 during the fiscal year ended December 31, 2005

•	we spent $1,105,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2006

B.	BUSINESS OVERVIEW.
     We are a vertically integrated company that designs, brands, markets, distributes and retails a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We distribute to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe; and we conduct our jewelry retail business through the ENZO brand in the Asia Pacific region, with the primary focus in the PRC market, which we regard as having one of the largest and fastest growing consumer demands for luxury items. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
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
     We employ an international design team and all of our designs and merchandising strategies are proprietary. The exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection (“IJC”) for those customers that need higher levels of service and training.
     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
     For the years ended December 31, 2005 and 2006, approximately 72% and 62% of our sales were in North America.
     In addition to our “wholesale” line of business involving direct sales to retailers, we have expanded into the “retail sales” line of business involving direct sales to consumers in China through company-owned retail stores under the brand name ENZO. In March 2004, we opened our first retail store in Hong Kong and opened our flagship store in Shanghai in November 2004. As of December 10, 2007, we currently operate 88 ENZO retail stores across Hong Kong, China and Macau, and we expect to open and operate a total of at least 100 stores by the beginning of 2008.

     The following is a breakdown of our total revenues by geographic market for each of our past three financial years:

	Year ended December 31,
(in thousands)	2006	2005	2004

	US$	US$	US$
US & Canada	76,889	67,780	56,186
Europe and other countries	24,452	20,527	13,062
Japan	2,454	3,686	4,158
PRC (including Hong Kong and Macau)	19,996	7,653	4,098

	123,791	99,646	77,504

Our Industry
     The US jewelry industry is a highly fragmented $45 billion market, with no single entity having more than 6% market share. The industry consists primarily of three retail sectors:
•	specialty retailers account for $27 billion in sales

•	mass merchants and department stores account for $12 billion in sales

•	direct avenues (television shopping, e-commerce, catalogs) account for $6 billion
     The US jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:
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
     Management believes that China is the largest consumer of platinum and jade in the world for the past three years, the largest consumer of diamonds in Asia, and the fourth largest consumer of gold in the world.
Our Business Strategy
     Our business strategy is to:
•	increase our market share of moderately priced high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production processes to produce diamond and high-end precious stone jewelry in addition to high volume, high-quality colored products;

•	further develop our existing customer relationships with our specialized services; and

•	expand aggressively into new distribution channels, particularly in the United States, China, Western Europe, Japan and Australia.
     We are aggressively developing new product lines in exotic stones, which have high perceived values among colored stones. We continue to expand into new product categories by:
•	marketing a line of sterling silver jewelry. These are typically merchandised with a retail price range of $30 to $150;

•	adding more lines into our “LORENZO” branded products with a retail price range of $199 to $999; and

•	offering diamond jewelry and expanding this business to our current client base by adding diamonds to some of our settings, as well as offering newly designed jewelry.
Our China Retail Sales Strategy
     In 2004, we initiated a retail sales strategy aimed at gaining market share in the rapidly growing consumer market in China. We opened three ENZO stores, two in China (including a flagship store in Shanghai) and one in Hong Kong. We believe that China represents an excellent retail sales opportunity for several reasons:
•	significant retail market - China’s retail sales exceed $600 billion annually, making China the third largest market in the world.

•	large and growing jewelry market - we estimate that China’s jewelry sales totaled nearly $17 billion in 2006, up 15% year over year.

•	large pool of consumers - China has a population of 1.3 billion people. We estimate that roughly 160 million Chinese have enough income to purchase luxury goods.

•	favorable regulatory changes - as a member of the World Trade Organization, China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized.

•	changing consumer preferences - Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs.
     We are expanding into China by means of Company-owned and -operated retail stores and supplier relationships with leading retailers, such as Carrefour.
     We intend to implement our business strategy by:
•	expanding our retail jewelry market in China by planning to open at least 100 ENZO stores in China by the beginning of 2008

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels to include all major TV shopping programs in North America, Japan, Korea and Australia and further developing business with top-40 Retail Jewelry Chains in the US.
Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for eight years and has more than 14,000 square meters of production space. We currently employ approximately 3,000 skilled gemstone cutters and production personnel and turned out approximately two million pieces of finished fine jewelry during the fiscal year ended December 31, 2006.
     We purchase imported choice gemstone material, which are from mines located in Africa, China and South America, especially those concentrated in Brazil. We source our diamonds mainly from suppliers in India and Africa. Gemstone craftsmen are trained to ensure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the gemstone material that we purchase. By performing internally the value-added processes of cutting and polishing our colored gemstones, we maximize quality control and improve our profitability. We specialize in a wide range of popular and exotic colored gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.
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
     Our sales and marketing team is located in our executive office in Hong Kong. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
     Our sales promotion efforts include attendance by our representatives at US and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, we advertise actively in trade journals and related industry publications.
Design and Product Development
     We have 20 internationally trained designers who work in our Hong Kong, US and China offices. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.
     We provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold, platinum and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs. We currently offer more than 50,000 different styles of rings, bracelets, necklaces, earrings, pendants and matching sets that are contemporary and desired in the market.
     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers colored, fabric and fashion trends, which are projected over a two-year period. We market our products as lifestyle inspired.
Production Process
     We produce our jewelry at our facility in Shenzhen, China. Our production processes combine vertical integration, modern technology, mechanization and handcraftsmanship to turn out contemporary and fashionable jewelry. Our production operations basically involve:
•	cutting and polishing colored gemstones;

•	combining pure gold, platinum or sterling silver with gemstones or diamonds to produce jewelry; and

•	finishing operations such as cleaning and polishing, resulting in high quality finished jewelry.
Supply
     We cut our own colored stones. We purchase imported gemstones which are from South America, Africa and China. South America is the major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz, and Africa is the main source of tanzanite, mandarine garnet, aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China. We source our diamonds mainly from suppliers in India and Africa. We believe that we have good relationships with our suppliers, most of whom have supplied us for many years.
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

Security
     We have installed certain measures at our Shenzhen, China, production and our Hong Kong facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras, which provide surveillance of all critical areas of our premises.
     We carefully inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures of all jewelry as it proceeds through the production process. A complete physical inventory of gold and gemstones is taken at our production and facilities on a quarterly basis.
Insurance
     We maintain primary all-risk insurance, with limits which may be less than our current inventory levels, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to our owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but is generally in excess of the value of the gold, diamonds and gemstones supplied by us. We carry transit insurance, the coverage of which includes the transportation of jewelry outside of our office.
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
     The North American market is highly fragmented but does contain a number of major competitors, many of whom import much of their product from the Far East and many of whom sell higher priced items. The key United States competitor is E.E.A.C. Inc. International competitors include Pranda International and Beauty Gems Limited. Most of these manufacturers/wholesalers have been successful vendors for many years and enjoy good relations with their clients. Although it may be difficult for a newcomer to break into established relationships, we have already made substantial inroads in the North American jewelry market and we believe we can remain competitive, based on our vertically integrated, low-cost, high-volume and high-quality production process.
     Regarding the China retail jewelry market, there are many Hong Kong, local and foreign competitors. Those competitors may have product type, price range, market segment, target customer, size, history, strategy and background similar to or different from ENZO. Hong Kong competitors include Hong Kong-listed chain store operators such as Chow Sang Sang, Tse Sui Luen and Luk Fook; the local Chinese retail competitor is Laofengxiang; and foreign competitors include Tiffany, Cartier and Bvlgari.
C.	ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2006:
     The following diagram provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
100%

-	Lorenzo Jewelry Limited (Hong Kong)

-	Lorenzo Jewellery (Shenzhen) Co., Ltd. (PRC)

-	Shenzhen PGS Jewelry Mfg. (PRC)

-	Lorenzo (Shenzhen) Co., Ltd. (PRC)

-	Lorenzo Crystal Ltd. (Hong Kong)

-	Enzo (Shenzhen) Co., Ltd. (PRC)

-	Enzo Ltd. (Macau)

98%

-	Goldleaves Gems (Shenzhen) Co., Ltd. (PRC)

D.	PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own approximately 11,100 square feet of office and showroom at this location.
     Our jewelry production facility in Shenzhen, China consists of 14,080 square meters of building space located inside of and close to the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 6,893 square meters of this space. We also currently lease:
•	1,751 square meters for a term of five years expiring June 30, 2011 from an unaffiliated third party at a rental rate of $3,817 per month;

•	1,751 square meters for a term of two years expiring August 31, 2008, at a rental rate of $4,490 per month;

•	1,799 square meters for a term of three years expiring March 31, 2009, at a rental rate of $4,381 per month; and

•	1,886 square meters for a term of three years expiring September 30, 2009 at a rental rate of $4,593 per month.
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
     LJ International Inc, via its operating subsidiaries, designs, manufactures, distributes and markets a full range of fine jewelry through both wholesale and retail channels under the tradenames of LORENZO and ENZO, respectively. In term of sales revenue, geographically the US and the PRC are the two major contributors.
     The product types include rings, bracelets, necklaces, earrings and pendants, and we are one of the strongest companies in colored gemstones that employs the mine-to-market strategy. Substantially all of our colored gemstones are imported from Brazil and Africa which supplies the best colored gemstones in the world, the choices of which to customers are many and diversified that includes, amongst others, ametrine, amethyst, aquamarine, imperial topaz, tourmaline, white topaz, tanzanite, mandarine garnet, topaz, ruby, sapphire and emerald.
     Our wholesale customers comprise fine jewelers, national jewelry chain stores, department stores and television shopping networks in North America, Western Europe, Japan and China.
     Our retail customers in China are individual consumers. Under the segment of retail business, besides classic affordable luxury jewelry items that are available in our ENZO retail shops, the Company also operates the ENZO Signature line that represents a luxury premium line of jewelries that comprises, amongst others, diamonds, rubies, sapphire and tourmaline.
     The sales of ENZO Signature are made by invitation to customers, at sales events such as the Millionaire Fair; and via jewelry exhibitions such as The JCK Show, Hong Kong International Jewellery Show, Basel Show and VicenzaOro. Customers of our ENZO Signature line are primarily international tycoons, high net worth individuals, royalty and celebrities.
     Our business strategies include broadening the retail product line, and diversifying our customer base. Besides focusing on our traditional color gemstone jewelry business, we are also contnuing to develop our diamond jewelry business at our ENZO stores. Product initiatives include a variety of different sizes, shape and cutting methods. Successful examples include our ENZO88 and Gabrielle Diamond lines. The expansion of our diamond jewelry business will diversify our already strong presence in colored jewelry, offering increasing choices of jewelry products to our customers.
     We are based in Hong Kong. The revenue mix of the two streams of business of LORENZO (wholesale) and ENZO (retail) were roughly in the ratio of 88% to 12% for the year ended December 31, 2006.
     The wholesale business focuses on the US market with sales made to those $100 Million Supersellers such as Sterling Jewelers Inc., Fred Meyer Jewelers, Helzberg Diamonds,

ShopNBC, Zales Corporation, QVC, Wal-Mart, Finlay Fine Jewelry, Home Shopping Network, Ben Bridge Jeweler, Kohl’s Corporation, Macy’s East, Macy’s West and J.C. Penney. The turnover of our sales to those Supersellers in the US and Canada amounted to $76.9 million for 2006 compared to $67.8 million in 2005, an increase of 13%.
     Employing the brand new ENZO name, the retail business operates in the Asia Pacific region, with a primary focus on the PRC market. On August 28, 2007, we opened a 1,000-square-foot ENZO store at The Venetian® Macau, a 3,000-room resort hotel being built by Las Vegas Sands Corp. ENZO currently has 83 stores in the PRC, two stores in Macau and three stores in Hong Kong, totaling 88 stores. ENZO is steadily and progressively achieving the target number of at least 100 retail stores by the beginning of 2008. ENZO now has one or more retail locations in China’s richest and largest population cities, including Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi, Tianjin, Dalian, Shenzhen, Changchun, Tangshan, Guiyang, Xian and Jinan. The best selling jewelry are in the price range of $300 to $500, and the population groups with monthly income of $800 to $1,200 are most eager to buy fine jewelry. 18K gold is the most popular, followed by 24K jewelry. The most popular diamonds are of 0.21 carats to 0.49 carats in size.
     The launch of the ENZO Signature reiterates ENZO renowned brand recognition as well as the development of a portfolio of new customers with the greatest spending power. Since the inception of the business in the fourth quarter of 2006, ENZO Signature generated sales of over $4 million and $13 million in 2006 and 2007, respectively. As a result of our initial success with our high-end jewelry and the subsequent continued success we are experiencing in 2007, we have branded this new high-end line as ENZO Signature to signify its importance to the Company and the devotion of resources, time and concentration to it.
Certain prior year amounts have been reclassified to conform to the current year presentation.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires us to make estimate and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. These estimates are based on our historical experience and on various other assumptions that we believe to be reasonable. Estimates are evaluated on an ongoing basis, but actual results may differ from these estimates.
Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations. Those that require significant judgments and estimates include:
Collectibility of Accounts Receivable. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Our international sales are settled via letter of credit or open account. For export sales on open account, we purchased trade credit insurance to cover the risk of collectability, the insured percentage is 85% on the invoiced amount to customers. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.
We make specific allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions that may affect a customer’s ability to pay.
Stock-based Compensation. Prior to 2006, we applied the intrinsic value method as allowed in APB Opinion No. 25, Accounting for Stock in accounting for stock options. Under the intrinsic value method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost is recognized on a straight line basis over the requisite service period, which is generally the same as the vesting period.
Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. SFAS No. 123R was adopted using the modified prospective method of application. Under this method, we recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006 and for stock-based awards granted after January 1, 2006. Compensation cost is recognized on a straight line basis over the requisite service period, which is generally the same as the vesting period.
We currently use authorized and unissued shares to satisfy share award exercises.
The adoption of SFAS No. 123R effective January 1, 2006 did not result in any recognition of any incremental stock-based compensation expense since there were no stock options granted for the year ended December 31, 2006.
Goodwill Impairment. Goodwill is tested for impairment at least annually based on a two-step approach. The first step is conducted by comparing the fair value of each reporting unit to its carrying amount. If the fair value of a reporting unit is less than its carrying amount, the second step requires a comparison of the implied fair value of goodwill to its carrying value. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over its implied fair value.
We have determined that iBBC Inc. is the reporting unit for goodwill impairment testing. The fair value of iBBC Inc. is determined based on the discounted expected cash flow method. The discount rate was based on the subsidiary’s weighted average cost of capital. The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of iBBC Inc’s weighted average cost of capital and other variables. Although we believe that the assumptions adopted in our discounted cash flow model are reasonable, those assumptions are inherently unpredictable and uncertain.
We had goodwill of US$1,521,000 as of December 31, 2005 and 2006. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2006. Consequently, no goodwill impairment has been recognized.
Allowance for Obsolete Inventories. We established inventory allowance for unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated net realizable value based upon assumptions about future demand and market conditions. Management records a write-down against inventory based on several factors, including expected sales price of the item and the length of time the item has been in inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory allowance could be required. In that event, our gross margin would be reduced.
A.     OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004
Revenues

Wholesale
Jewelry product	$108,679	$95,318	$72,337	14%	32%
Giftware product	$-	$1,827	$4,359	-100%	-58%

	$108,679	$97,145	$76,696	12%	27%

Retail	$15,112	$2,501	$808	504%	210%

	$123,791	$99,646	$77,504	24%	29%

     The increase in revenue of jewelry product of wholesale of $13,361,000 or 14% to $108,679,000 for the year ended December 31, 2006, compared to the year ended December 31,

2005, was primarily attributable to the increase in average selling price of 1% , increase in order quantity of 7% and increase of $3.2 million from newly launched gold jewelry product line.
     The increase in revenue of jewelry product of wholesale of $22,981,000 or 32% to $95,318,000 for the year ended December 31, 2005, compared to the year ended December 31, 2004, was attributable to an increase in average selling price of 2% and increase in order quantity of 34%.
     The decrease in revenue of giftware product of wholesale of $2,532,000 for the year ended December 31, 2005, compared to the year ended December 31, 2004, was due to the closure of this product line with low profit margin during the third quarter of 2005.
     The Company’s retail business increased by $12,611,000, or 504%, from 2005 to $15,112,000 for the year ended December 31, 2006. This increase was primarily due to the successful launch of the new ENZO Signature line of high-end jewelry which accounted for $4,130,000 of the Company’s retail business in 2006. The remaining increase was due to the Company’s new ENZO retail store openings and the continued operation of its existing 26 ENZO retail stores, that is, a total of 44 ENZO retail stores in full operation compared to a total of 18 ENZO retail stores on December 31, 2005.
     The revenue of retail business increased by $1,693,000 or 210% for the year ended December 31, 2005 from the revenue of $808,000 for the year ended December 31, 2004. The retail business was newly launched in 2004 which involved direct sales to consumers in Hong Kong and China through company-owned retail stores under the brand name ENZO. Due to the expansion, the number of retail stores was increased to 18 ENZO retail stores in Hong Kong and China at December 31, 2005, compared to three stores at December 31, 2004.

Cost of Sales and Gross Profit

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004
Cost of sales and gross profit

Cost of sales

Wholesale	$83,387	$75,645	$60,564	10%	25%

% of revenues	77%	78%	79%

Retail	$5,480	$1,482	$701	270%	111%

% of revenues	36%	59%	87%

Total	$88,867	$77,127	$61,265	15%	26%

% of revenues	72%	77%	79%

Gross profit

Wholesale	$25,292	$21,500	$16,132	18%	33%

% of revenues	23%	22%	21%

Retail	$9,632	$1,019	$107	845%	852%

% of revenues	64%	41%	13%

Total	$34,924	$22,519	$16,239	55%	39%

% of revenues	28%	23%	21%
     The gross profit margin of wholesale increased to 23% for the year ended December 31, 2006 from 22% for the year ended December 31, 2005 and was attributable to the sales of a higher-end product mix.
     The gross profit margin of wholesale increased to 22% for the year ended December 31, 2005 from 21% for the year ended December 2004 and was attributable to the sales of a higher-end product mix.
     The gross profit margin of our ENZO retail operation increased to 64% for the year ended December 31, 2006 compared to 41% for the year ended December 31, 2005 and was attributable to the launch of our new ENZO Signature line of jewelry products which substantially increased the retail division’s gross profit margins.

     The gross profit margin of retail increased to 41% for the year ended December 31, 2005 from 13% for the year ended December 31, 2004 and was due to the low profit margin at the beginning of the new business at 2004.
Selling, General and Administrative Expenses

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Selling, general and administrative expenses

Wholesale	$13,324	$11,545	$8,981	15%	29%
Retail	$7,562	$2,653	$634	185%	318%
Corporate	$2,228	$1,290	$1,963	73%	-34%

	$23,114	$15,488	$11,578	49%	34%

% of revenues	19%	16%	15%
     Selling, general and administrative expenses increased by 49% for the year ended December 31, 2006, compared to the year ended December 31, 2005. For the wholesale business, the selling, general and administrative expenses increased by 15% for the year ended December 31, 2006, compared to the same of year 2005. The increase mainly comprised 2% increase in selling and distribution expenses which varied to sales revenues, 2% increase in manpower on development of new products, designs and markets and 5% increase in staff cost. The expenses incurred by the retail business of $7,562,000, or 185% increase of the same for the year ended December 31, 2005, comprised advertising cost of $1,142,000, rental cost of $2,454,000, staff cost of $2,198,000 and other expenses of $1,768,000 as a result of higher sales and increased store counts. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.
     Selling, general and administrative expenses increased by 34% for the year ended December 31, 2005, compared to the year ended December 31, 2004. For the wholesale business, the selling, general and administrative expenses increased by 29% for the year ended December 31, 2005, compared to the same of year 2004. It mainly comprised 1% increase in selling and distribution expenses which varied to sales revenues, 5% increase in manpower on development of new products, designs and markets, 13% increase in staff cost and 5% increase or $479,000 contributed to expenses incurred by the acquired subsidiaries engaged in manufacturing activities for wholesale business. The expenses incurred by the retail business of $2,653,000 comprising advertising cost of $816,000, rental cost of $275,000, staff cost of

$727,000 and other expenses of $835,000, or 318% increase of the same for retail for the year ended December 31, 2004. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.
Net gain (loss) on derivatives

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Unrealised (loss)
gain on derivatives	$190	$(88)	$(482)	-316%	-82%

% of revenues	0%	0%	-1%

(With the hedging mechanism in place, we have the realised gain on hedging activities)

Realized (loss) gain on hedging activities	$(219)	$96	$681	-328%	-86%

% of revenues	0%	0%	1%

Net (loss) gain on derivatives and hedging activities	$(29)	$8	$199	-463%	-96%

% of revenues	0%	0%	0%
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
     Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred an unrealized gain of $190,000 for the year ended December 31, 2006, and an unrealized loss of $88,000 and $482,000 for each of the years ended December 31, 2005 and 2004 respectively; and a realized loss of $219,000 for the year ended December 31, 2006, and a realized gain of $96,000 and $681,000 on derivatives for each of the years ended December 31, 2005 and 2004 respectively.

     The hedging mechanism has been in place since 2003. We secured position of a net loss of $29,000 for the year ended December 31, 2006 and a net gain on derivative hedging activities of $8,000 and $199,000 for each of the years ended December 31, 2005 and 2004 respectively.
Depreciation

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Depreciation

Wholesale	$1,425	$1,154	$991	23%	16%

% of revenues	1%	1%	1%

Retail	$614	$214	$41	187%	422%

% of revenues	4%	9%	5%

Total	$2,039	$1,368	$1,032	49%	33%

% of revenues	2%	1%	1%
     Depreciation of wholesale business increased by 23% to $1,425,000 for the year ended December 31, 2006 from $1,154,000 for the year ended December 31, 2005, and reflected the amortization on the on-going capital expenditures, renovation and new motor vehicles. Depreciation of retail business increased by 187% to $614,000 for the year ended December 31, 2006 from $214,000 for the year ended December 31, 2005 and reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.
     Depreciation of wholesale increased by 16% to $1,154,000 for the year ended December 31, 2005 from $991,000 for the year ended December 31, 2004, and reflected the amortization on the on-going capital expenditures, capitalized computer system. Depreciation of retail business increased by 422% to $214,000 for the year ended December 31, 2005 from $41,000 for the year ended December 31, 2004, and reflected the amortization of the capital expenditures of renovation on the opening of new retail stores during the year.

Amortization and impairment loss on goodwill

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Amortization and impairment loss on goodwill	$0	$0	$698	N/A	-100%

% of revenues	0%	0%	1%
               In April 2001, we acquired a 20% equity interest in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, of which we had no significant control and influence over its operating and financial policies, the investment is stated at cost previously. On January 1, 2005, an additional equity interest was acquired in this company, which become a subsidiary of the Company. As appropriate for a step-acquisition, the interest as of December 31, 2004 was restated to account for under equity method. As a result, an impairment loss of $698,000 arising from investment securities was charged for the year ended December 31, 2004.
Interest cost

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Interest expenses	$3,258	$1,991	$902	64%	121%

% of revenues	3%	2%	1%
     Interest expenses increased for the years ended December 31, 2006, 2005 and 2004 reflecting the continuous increase in interest rates and a higher utilization level of credit line facilities as working capital.

Income taxes

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Income taxes expense

Wholesale	$682	$739	$277	-8%	167%

% of revenues	1%	1%	0%

Retail	$721	$0	$0	N/A	N/A

% of revenues	5%	0%	0%

Total	$1,403	$739	$277	90%	167%

% of revenues	1%	1%	0%
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
     Incomes taxes included tax under provision adjustment of $71,000 and $88,000 for the years ended December 31, 2006 and 2005 respectively, and tax overprovision adjustment of $22,000 for the year ended December 31, 2004, after the finalization of tax assessment for prior years.

Extraordinary gain on negative goodwill

				% Change

				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,

(in thousands)	2006	2005	2004	2006-2005	2005-2004

Extraordinary gain on negative goodwill	$0	$1,291	$0	-100%	N/A

% of revenues	0%	1%	0%
     Extraordinary gain on negative goodwill of $1,291,000 was arisen from the sequential acquisition of a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones (the Investee).
     Pursuant to the purchase agreement dated January 1, 2005, the Company paid US$2,827,500 to the Investee for the issuance of 3,900 new shares therein, in which the Company had 20% equity interests. The Company then became the major stockholder holding 98% equity interests in the Investee, which became a subsidiary of the Company.
Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three years.
Foreign Exchange
     Approximately 86% of our sales are denominated in US Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by US Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.

Governmental economic and political policies and factors
     For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 7 to 12.
B.	LIQUIDITY AND CAPITAL RESOURCES.
     We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. Our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into US dollars or other hard currency and other regulatory restrictions.
Cash Flows

	Years ended December 31,

(in thousands)	2006	2005	2004

Net cash used in operating activities	$(6,200)	$(14,222)	$(7,494)

Net cash used in investing activities	(3,829)	(4,655)	(1,179)

Net cash provided by financing activities	11,096	20,450	9,179

Effect of foreign exchange rate change	-	(5)	-

Net increase in cash and cash equivalents	1,067	1,568	506

Operating Activities:

	Years ended December 31,

(in thousands)	2006	2005	2004

Cash flows from operating activities:
Net income	$5,325	$4,351	$2,122
Adjustments to reconcile income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,039	1,368	1,032
Amortization and impairment loss on goodwill	-	-	698
Extraordinary gain on negative goodwill	-	(1,291)	-
Unrealized (gain) loss on derivatives	(48)	88	482
Loss (Gain) on disposal and write-off of property, plant and equipment	3	8	(3)
(Reversal of) Allowance for doubtful debts	(40)	(72)	125
Minority interests	37	20	-
Compensation costs for warrants granted	158	118	-
Compensation expenses recognized during the year	213	18	11
Equity in results of investment securities	-	-	(133)
Changes in operating assets and liabilities:
Trade receivables	1,106	(8,607)	(535)
Inventories	(12,810)	(12,060)	(15,142)
Prepayments and other current assets	(580)	601	1,187
Due from related parties	463	7	17
Trade payables	(2,955)	1,883	1,136
Accrued expenses and other payables	272	(854)	1,767
Income taxes payable and deferred taxation	617	200	(258)

Net cash used in operating activities	(6,200)	(14,222)	(7,494)

     Net cash used in operating activities was net income (loss) adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 2006, net cash used in operating activities was comprised of a net income of $5,325,000, non-cash adjustment of $2,362,000 including adjustment of $2,039,000 for depreciation.

     For the year ended December 2005, net cash used in operating activities was comprised of a net income of $4,351,000, non-cash adjustment of $257,000 including adjustment of $1,368,000 for depreciation and $1,291,000 for extraordinary gain on negative goodwill.
     Significant changes in assets and liabilities were as follows:
     Trade receivables were decreased by $1,106,000 for the year ended December 31, 2006, and increased by $8,607,000 for the year ended December 31 2005. It was mainly due to the sales of the last quarter of 2005 near the year end, accumulating higher level of trade receivables at the end of 2005.
     Inventory balance was increased by $12,810,000 and $12,060,000 for the year ended December 31, 2006 and 2005 respectively. It was the accumulation of inventory of gemstones in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business in Hong Kong, Macau and China, the rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders.
     Trade payables decreased by $2,955,000 for the year ended December 31, 2006 due to reduced level of material purchases during last quarter of the year. The increase by $1,883,000 for the year ended December 31, 2005 was primarily due to the better credit term obtained from suppliers.
Investing Activities:
     For the year ended December 31, 2006, net cash used in investing activities was for capital expenditures and partially offset by the deduction in restricted cash. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen, and other business necessities including computer system upgrade, acquisition of motor vehicles, and renovation of stores for the retail business.
     For the year ended December 31, 2005, net cash used in investing activities was for capital expenditures and the purchase of a capital guaranteed fund, which was partially offset by the deduction in restricted cash. Capital expenditures were mainly for acquisition of a production facility in Shenzhen, renovation and improvement of the existing production facilities in Shenzhen, other ongoing business necessities, including a new computer system and a motor vehicle and the renovation of shops for our new retail business. The capital guaranteed fund was purchased from banks for securing new banking facilities.

     Our capital expenditures by category for the periods presented were:

	Years ended December 31,

(in thousands)	2006	2005	2004

Land & buildings	$-	$617	$-
Leasehold improvement	$2,852	$783	$487
Furniture, fixtures and equipment	$690	$1,060	$189
Plant and machinery	$260	$209	$51
Motor vehicles	$381	$200	$-

Total	$4,183	$2,869	$727

Financing Activities:
     Net cash provided by financing activities for the year ended December 31, 2006 was $11,096,000, which included proceeds of $4,191,000 from issuance of shares in private placement, proceeds of $4,744,000 from issuance of shares upon exercise of stock options and warrants, sales proceeds of derivatives, increase of new loans and offset by the repayment of matured bank loans, change in letter of credit and factoring and decrease in bank overdrafts utilization level.
     Net cash provided by financing activities for the year ended December 31, 2005 was $20,450,000, which included proceeds of $7,736,000 from issuance of shares upon exercise of stock options and warrants, increase of new loans and offset by the repayment of matured bank loans, change in letter of credit and factoring and increase in bank overdrafts utilization level.
     Our cash and cash equivalents are mainly held in US dollars and HK dollars.
Financing Sources
Banking Facilities and Notes Payables
     We have various letters of credit, factoring facilities and overdrafts under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of and properties owned by one of our directors.

Letters of Credit, overdrafts and others:

	Years ended December 31,

(in thousands)	2006	2005	2004

Letters of credit	$41,046	$31,533	$26,833
Overdraft	$3,564	$3,461	$3,461

	44,610	34,994	30,294

Utilized :
Letters of credit utilized	$22,344	$21,887	$15,423
Overdraft utilized	$1,591	$2,028	$607

	23,935	23,915	16,030

     The letters of credit and bank overdrafts are denominated in HK dollars and US dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.
     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
     Notes payable:

	Years ended December 31,

(in thousands)	2006	2005	2004

Notes payable	$3,987	$3,079	$2,487
     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in HK dollars and Renminbi and bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	Years ended December 31,

(in thousands)	2006	2005	2004

Gold loans outstanding (in $)	$11,079	$10,756	$6,488
Gold loans outstanding (in troy ounces)	26,920	27,920	17,920

Gold loan interest rate	2.6%-3.1%	2.4%-2.6%	2.1%-2.5%
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
Looking Forward:
     We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2007.
Impact of recently issued US GAAP accounting standards
     In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of FIN 157 will have a material impact on its financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company does not expect the adoption of SFAS 159 will have a material impact on its financial statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.
D.	TREND INFORMATION.
     The total revenue for fiscal year ending December 31, 2007 is estimated to be at least 5% greater than the level for fiscal year 2006. The sales for fiscal year 2007 are estimated at approximately $130 million, compared to $123 million for the fiscal year ended December 31, 2006. The gross profit margin for fiscal year 2007 is estimated to remain at the same 28% level as 2006.
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
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of the December 31, 2006, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	I year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$

Long-Term Debt Obligations
Capital (Finance) Lease Obligations	356	94	171	91	-
Operating Lease Obligations	4,685	2,584	2,101	-	-
Purchase Obligations	-
Other Long-Term Liabilities Reflected on the Company’s	-
Balance Sheet under the GAAP of the primary financial statements	-

Total	5,041	2,678	2,272	91	-

     We had entered into finance lease agreements for the purchase of motor vehicles in 2003 and 2006. The financed amounts were $95,000 and $366,000, bearing interest at 5%-6% and 3.25%-3.5% per annum, and repayable in 60 monthly installments beginning in 2003 and 2006 respectively. A minimum finance charge may be charged if we pay off all the balances early.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position

Yu Chuan Yih	67	Chairman of the Board of Directors, President and
		Chief Executive Officer
Ka Man Au	42	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	47	Chief Financial Officer and Director
Po Yee Elsa Yue	42	Independent Non-Executive Director (1)
Andrew N. Bernstein	54	Independent Non-Executive Director
Wing Kwan Ted Lai	44	Independent Non-Executive Director (3)
Kelvin Wong	40	Independent Non-Executive Director (3)
Chi Fai Frank Cheung	44	Independent Non-Executive Director (2) (3)
Xiang Xiong Deng	42	Independent Non-Executive Director (4)
Jin Wang	36	Independent Non-Executive Director (4)
Jieyun Yu	41	Independent Non-Executive Director (4)

(1)	Resigned effective June 1, 2007
(2)	Appointed effective June 1, 2007
(3)	Resigned effective October 15, 2007
(4)	Appointed effective October 29, 2007
     None of our directors and officers was selected due to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.
     Mr. Yih established the business of Lorenzo Jewelry Ltd. and has served as president and managing director since 1987. Mr. Yih is primarily responsible for business development and overall company management. He has over 20 years of experience in colored stone production and marketing. Mr. Yih had been a gemstone trader in Brazil and has extensive experience and relationships in gem sourcing and jewelry design. Mr. Yih is also the Founding Sponsor of the Hong Kong branch of the Gemological Institute of America (“GIA”), the non-profit educational organization for the jewelry industry.
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
     Ms. Yue served as a non-executive directorfrom December 1999 to June 2007. She is a graduate gemologist from the Gemological Institute of America and served as vice president of GIA, Hong Kong, from August 1994 to December 2002. Her responsibilities included managing the Hong Kong office and administering their education programs, marketing and related activities. Since December 2002, Ms. Yue has served as a manager for a colored gems import and export trading company.
     Mr. Bernstein joined us as a non-executive director in July 2005. He serves on the Compensation and Nominating Committees. He earned his Bachelor of Science degree from Cornell University in 1974 and his Juris Doctor degree from Boston College Law School in 1977. Since 1978, Mr. Bernstein has been engaged in the private practice of law in Denver, Colorado, with emphasis on the representation of private and public companies and their transactional, corporate and securities matters. Mr. Bernstein has served as our US securities counsel since March 1997.
     Mr. Lai served as a non-executive director from July 2005 to October 2007. He is a lawyer by profession. Mr. Lai received his law degree from the University of London in 1984. He progressed from his legal career to become the managing director of a listed company in Hong Kong at the age of 25 from 1987 to 2001. Mr. Lai was in charge of the legal, accounting and investment operations of the company. Since 2001, he manages his own investments and serves as a consultant of a law firm.
     Mr. Wong served as a non-executive director from July 2005 to October 2007. Since 2002, he serves as the finance director of a Hong Kong-based private conglomerate group which mainly engages in garment manufacturing and property investments. Mr. Wong earned a Bachelor of Science degree from the University of Southern California in 1990, majoring in accounting. He was formerly the manager of the Assurance and Business Advisory Services division of PriceWaterhouseCoopers in Hong Kong. Mr. Wong has over 14 years of experience in the accounting and finance field. He is currently a member of the American Institute of Certified Public Accountants, the California State Board of Accountancy and the Hong Kong Institute of Certified Public Accountants.
     Mr. Cheung served as a director from June 2007 to October 2007. He has over 20 years of experience in accounting, finance and administration and has held senior positions in various multinational companies. He is the chief financial officer and an executive director of Sun Innovation Holdings Ltd., a Hong Kong Stock Exchange-listed company engaged in property investment and in providing value-added media and entertainment products to mobile phone users. He holds an MBA from University of Technology, Sydney, Australia, and is an associate member of the Hong Kong Institute of Certified Public Accountants as well as fellow member of the Association of Chartered Certified Accountants. From 2001 to 2003, he was a director of e-Lux (Hong Kong) Ltd., a subsidiary of e-Lux Corporation, in charge of value-added telecommunications in Hong Kong, Taiwan and the People’s Republic of China.

     Mr. Deng joined us as a non-executive director in October 2007. He serves on the Audit and Nominating Committees. He has served as a Director of Intermost Corp. (OTCBB: IMOT) since August 2005 and was appointed Acting Chief Executive Officer of that company from August 2005 to September 2007. Mr. Deng graduated from Shenzhen University (Bachelor of Law) and Shanghai Jiao Tong University (MBA). He is a member of the Shenzhen Board of Arbitration and formerly the General Manager of a number of state-owned and private enterprises. He is experienced in both capital management and investment banking.
     Mr. Wang joined us as a non-executive director in October 2007. He serves as chair of the Audit Committee and a member of the Nominating and Compensation committees. He is currently Vice President of the Shenzhen Shengwei Taxation Co. Ltd. and has held that position since January 2006. Before that, he served in a number of posts with responsibilities for financial management and auditing. These include Project Manager of the Audit Department at the accounting firm Shenzhen Changcheng (2004-2005), Assistant Financial Manager at Shenzhen Jinggong Design and Decoration Co. Ltd. (2003-2004) and Manager of the Finance Department at Jiaguo Trading (Shenzhen) Co. Ltd., a wholly owned subsidiary of Bank of China Group Investment Co. Ltd (1997-2003).
     Ms. Yu joined us as a director in October 2007. She serves on the Audit and Compensation committees. She is currently Assistant Manager of Finance at the headquarters of the Bank of China Group Insurance Co. Ltd. and General Manager of Finance at the company’s Shenzhen Branch Office. She has held these positions since June 2003. Earlier, she served in finance management positions for Midland Realty (Shenzhen) Co. Ltd. (2001-2002), Intermost Corp. (1998-2001) and Guanghua Zhaori Production Co. Ltd. (1992-1998). Before that she was a statistician and auditor (1998-2002) at the Shenzhen Culture Bureau.

B.	COMPENSATION.
     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2006 on an accrual basis, for services in all capacities, was $1,432,000. During the fiscal year ended December 31, 2006, we contributed an aggregate amount of $40,000 toward the pension plans of our directors and executive officers.
Executive Service Contract
     We entered into an employment agreement with Mr. Yu Chuan Yih, effective January 1, 2007, for a period of three years at an annual salary of $308,000. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the compensation committee of the board of directors at its discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year.
     On January 3, 2005, we had granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares respectively, at $3.00 per share at any time through March 30, 2005.
     On July 22, 2005, we granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 413,500 shares, 300,000 shares and 300,000 shares respectively, at $2.25 per share at any time through April 30, 2008.
     We did not grant any options to any of our directors or executive officers during the fiscal years ended December 31, 2004 and 2006.
C.	BOARD PRACTICES.
     Each of our current directors (except Xiang Xiong Deng, Jin Wang and Jieyun Yu) was elected at our last annual meeting of shareholders held August 4, 2006 to serve a one-year term or until his/her successor is elected and qualified.
     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
Audit Committee
     We have established an audit committee, which currently consists of Xiang Xiong Deng, Jin Wang and Jieyun Yu. Its functions are to:
•	recommend annually to the board of directors the appointment of our independent public accountants;
•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;
•	review and approve non-audit services of the independent public accountants;

•	review compliance with our existing accounting and financial policies;
•	review the adequacy of our financial organization; and
•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with US federal and state laws relating to financial reporting.
Nominating Committee
     We have established a nominating committee, which currently consists of Xiang Xiong Deng, Jin Wang and Andrew N. Bernstein. Its purpose and functions are to:
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
Compensation Committee
     We have established a compensation committee, which currently consists of Andrew N. Bernstein, Jieyun Yu and Jin Wang. Its purpose and functions are to:
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

Nasdaq Requirements
     Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session;
•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;
•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and
•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.
D.	EMPLOYEES.
     As of December 31, 2006, we employed approximately 3,600 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 100 of these people were our management and executive staff in Hong Kong and China. None of our employees are represented by a labor union and we believe that our employee relations are good.

E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of December 31, 2006 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding
•	common stock;
•	each of our current executive officers and directors; and
•	all executive officers and directors as a group.
     As of December 31, 2006, we had 18,977,371 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned

Yu Chuan Yih	1,556,353	(1)	7.9%

Ka Man Au	116,500	(2)	*

Hon Tak Ringo Ng	137,500	(3)	*

Po Yee Elsa Yue	4,000	(4)	*

Andrew N. Bernstein	0		*

Kelvin Wong	0		*

Wing Kwan Ted Lai	0		*

Chi Fai Frank Cheung	0		*

Xiang Xiong Deng	0		*

Jin Wang	0		*

Jieyun Yu	0		*

All directors and executive officers as a group (8 persons)	1,814,353		9.2%

Pacific Growth Developments Ltd.	1,500,000		7.9%

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:
• 766,500 shares of common stock at $2.00 per share at any time until April 30, 2008; and

•	22,000 shares of common stock at $2.25 per share at any time until April 30, 2008.
(2)	Represents options currently exercisable to acquire:
•	4,000 shares of common stock at $2.00 per share at any time until April 30, 2008; and

•	112,500 shares of common stock at $2.00 per share at any time until June 30, 2013.
(3)	Represents options currently exercisable to acquire:
•	25,000 shares of common stock at $2.00 per share at any time until April 30, 2008; and

•	112,500 shares of common stock at $2.00 per share at any time until June 30, 2013.
(4)	Represents options currently exercisable to acquire:
•	4,000 shares of common stock at $2.00 per share at any time until June 30, 2013.
The 1998 Stock Compensation Plan
     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan, which our shareholders approved on December 9, 1998. The purpose of the plan is to:
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

     As of December 31, 2006, 3,144,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 855,500 stock options, consisting of stock options to purchase 444,000 and 20,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013, respectively, and 391,500 stock options to purchase 391,500 shares at $2.25 per share through April 30, 2008. A total of 795,500 stock options are held by our directors and officers as a group.
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
     As of December 31, 2006, 3,024,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 965,500 stock options, consisting of stock options to purchase 943,500 shares at $2.00 per share through June 30, 2013 and 22,000 shares at $2.25 per share through April 30, 2008. A total of 326,000 stock options are held by our directors and officers as a group.

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
     As of December 31, 2006, no options had been issued under the 2005 Stock Compensation Plan.
Other Options and Warrants Outstanding
     As of December 31, 2006, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 429,676 shares at $2.98 per share through September 3, 2009 which we sold to a group of investors as part of a private placement offering on September 1, 2004.

•	On September 25, 2006, we issued and 11 institutional investors purchased an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term Warrants with identical terms to the Long Term Warrants issued to the investors (the “Placement Agent

Warrants”). The Short Term Warrants are exercisable at any time through February 5, 2007. The Long Term Warrants are exercisable at any time on or after March 25, 2007 for a term of five years thereafter.

As of December 31, 2006, the following warrants remained outstanding:
•	236,909 Short Term Warrants

•	366,668 Long Term Warrants

•	29,333 Placement Agent Warrants

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of December 31, 2006, we had 270 record holders of our common stock. Of the 18,977,371 shares outstanding as of December 31, 2006, 16,940,611 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $12,971,000, $21,244,000 and $23,161,000 as of December 31, 2004, 2005 and 2006 respectively. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2006, the balance of the mortgage loans amounted to $158,000.
     We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, less than $200,000 for legal services rendered to us during the fiscal year ended December 31, 2006.
C.	INTERESTS OF EXPERTS AND COUNSEL.
     Not applicable.

ITEM 8.     FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
     The Consolidated Financial Statements are filed in this Annual Report as Item 18.
     Export sales constitute a substantial majority of our total sales volume.
     Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke vs. LJ, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.
     The Plaintiffs in both actions, who purport to bring suit on behalf of the Company against various of its officers and directors, did not make any demand on the Board of Directors, nor did they apply for permission to the High Court of the British Virgin Islands to bring this action. The complaints in the derivative actions allege, among other things, that the defendants caused the Company to issue a series of press releases, Securities and Exchange Commission filings and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. Plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets and unjust enrichment. By their complaints, they seek, among other relief, unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.
     The Defendants have not yet responded to the complaints. Initial responses to the complaints are due in January 2008. The Company intends to vigorously defend against the lawsuits.  However, the ultimate outcome of these matters cannot be predicted with certainty.
     Securities Litigation. In September 2007, several plaintiffs filed shareholder class actions in the United States District Court for the Central District of California against the Company and certain of its officers and directors, entitled Apple v. LJ International, Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07-06213), and Lieben v. LJ International Inc. et al. (No. 07-06216) (the “Class Actions”).  The Class Actions generally allege, on behalf of all persons who purchased LJ common stock during the period from February 15, 2007 to September 6, 2007 (the “Class Period”), that LJ and the individual defendants made misleading statements and omissions of material fact, overstating the Company’s fiscal 2005 and 2006 financial results, and thereby artificially inflated the market price of LJ’s common stock throughout the Class Period.  Plaintiffs further allege that defendants violated Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by releasing fiscal 2006 earnings and EPS results that significantly understated the Company’s tax liability and that overstated its earnings and EPS, that the Company’s internal controls were inadequate, and that, as a result, defendants engaged in improper accounting practices.  Plaintiffs seek an unspecified amount of damages.

     The cases have all been referred to one judge and competing motions for appointment as lead plaintiff and lead counsel are pending. The Company anticipates that, following those appointments, the district court will consolidate the cases and set a deadline for lead plaintiff to file an amended, consolidated class action complaint that will supersede the pending complaints.
     The Company intends to vigorously defend against the Class Actions.  However, the ultimate outcome cannot be predicted with certainty.
     We are not aware of any governmental proceedings pending or known to be contemplated.
     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into US dollars or other hard currency and other regulatory restrictions.
B.	SIGNIFICANT CHANGES.
     We believe that no significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING
A.      OFFER AND LISTING DETAILS.
          Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08

Quarter ended March 31, 2005	$3.59	$2.68
Quarter ended June 30, 2005	$2.80	$2.07
Quarter ended September 30, 2005	$3.19	$2.03
Quarter ended December 31, 2005	$3.95	$3.00
Quarter ended March 31, 2006	$4.16	$3.34
Quarter ended June 30, 2006	$3.79	$3.08
Quarter ended September 30, 2006	$4.59	$3.67
Quarter ended December 31, 2006	$4.60	$3.71
Quarter ended March 31, 2007	$12.00	$4.42
Quarter ended June 30, 2007	$12.86	$8.93
Quarter ended September 30, 2007	$12.37	$3.99

Month ended January 31, 2007	$7.53	$4.42
Month ended February 28, 2007	$12.00	$6.86
Month ended March 31, 2007	$10.46	$9.02
Month ended April 30, 2007	$11.19	$8.93
Month ended May 31, 2007	$12.86	$9.63
Month ended June 30, 2007	$11.90	$10.76
Month ended July 31, 2007	$12.12	$10.75
Month ended August 31, 2007	$8.23	$5.95
Month ended September 30, 2007	$7.95	$3.99
Month ended October 31, 2007	$6.15	$4.07
Month ended November 30, 2007	$4.13	$2.18
Month ended December 31, 2007*	$5.38	$3.19

*Through December 20, 2007

B.      PLAN OF DISTRIBUTION.
          Not applicable.
C.      MARKETS.
          Our common stock and our warrants have been listed and quoted for trading on The Nasdaq Global Market System (formerly The Nasdaq National Market System) since April 15, 1998.
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
E.      TAXATION.
          The following is a summary of anticipated material US federal income and British Virgin Islands tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-US and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.
United States Federal Income Taxation
          The following discussion addresses only the material US federal income tax consequences to a US person, defined as a US citizen or resident, a US corporation, or an estate or trust subject to US federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a US person only if:
•	a court within the United States is able to exercise primary supervision over its administration; and
•	one or more United States persons have the authority to control all of its substantial decisions.
          In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a “10% Shareholder”. Non-US persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.
          A US investor receiving a distribution of our common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for US federal income tax purposes, as a nontaxable return of capital, to the extent of the US investor’s adjusted tax basis in our common stock, and then as gain from the sale or exchange of a capital asset, provided that our common stock constitutes a capital asset in the hands of the US investor. US corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common stock.
          Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the US investor. Such capital gain or loss will be long-term capital gain or loss if the US investor has held our common stock for more than one year at the time of the sale or exchange.
          A holder of common stock may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a US broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.
          Backup withholding may be avoided by the holder of common stock if such holder:
•	is a corporation or comes within other exempt categories; or
•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.
          In addition, holders of common stock who are not US persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

          Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder’s US federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder’s US federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a US income tax return must generally file a claim for refund or, in the case of non-US holders, an income tax return in order to claim refunds of withheld amounts.
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

ITEM 16.       [RESERVED]
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
          Our Board of Directors has determined that it considers Jin Wang as the audit committee financial expert serving on our audit committee. Mr. Wang is an independent non-executive director as defined in the Nasdaq Stock Market’s listing standards.
ITEM 16B.     CODE OF ETHICS
          We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
          Moores Rowland Mazars was our principal accountant for the audit of our financial statements for the fiscal year ended December 31, 2005. Gruber & Company, LLC was our principal accountant for the audit of our financial statements for the fiscal year ended December 31, 2006.
          The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $158,000 for the fiscal year ended December 31, 2005 and $200,000 for the fiscal year ended December 31, 2006.
          The foregoing excludes our payments to Moores Rowland Mazars of $200,000 and KPMG of $400,000.
(b) Audit - Related Fees.
          No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2005 and 2006.
(c) Tax Fees.

          The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were $10,000 for the fiscal year ended December 31, 2005 and $nil for the fiscal year ended December 31, 2006. The nature of the services comprising these fees included data gathering for preparation, review and submission as agent of tax filing.
(d) All Other Fees.
          No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2005 and 2006.
(e) Audit Committee Pre-Approval Policies and Procedures.
          To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our current accountant, Gruber & Company, LLC, may provide.
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
          Our audit committee approved the engagement of Gruber & Company, LLC as our principal accountant to render audit and non-audit services before Gruber & Company, LLC was engaged by us.
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
          We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2006.
PART III
ITEM 17.     FINANCIAL STATEMENTS
          Not applicable.
ITEM 18.     FINANCIAL STATEMENTS
          The following financial statements, together with the reports of the independent registered public accounting firms Gruber & Company, LLC for the year ended December 31, 2006 and Moores Rowland Mazars for the years ended December 31, 2005 and 2004, respectively, are being filed as part of this Annual Report on Form 20-F.
          The audit report of Moores Rowland Mazars for the years ended December 31, 2005, 2004 and 2003 that was issued on May 18, 2007 was previously filed as part of our annual report on Form 20-F for the year ended December 31, 2005. After using reasonable efforts, we were unable to obtain the written consent of Moores Rowland Mazars to the use of their audit report for the years ended December 31, 2005 and 2004. Therefore, a copy of such report, which has not been reissued by Moores Rowland Mazars, is attached to this annual report.
          Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006.
          Consolidated balance sheets as of December 31, 2005 and 2006.
          Consolidated statements of shareholders’ equity for the years ended December 31, 2004, 2005 and 2006.
          Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006.
          Notes to and forming part of the financial statements.

LJ INTERNATIONAL INC.
INDEX TO FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2 – F-3

Consolidated Statements of Operations	F-4 – F-5

Consolidated Balance Sheets	F-6

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-7 – F-8

Consolidated Statements of Cash Flows	F-9 – F-10

Notes to and Forming Part of the Financial Statements	F-11 – F-47

Gruber & Company, LLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of LJ International Inc.
We have audited the accompanying consolidated balance sheet of LJ International Inc. as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LJ International Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Gruber & Company, LLC
Lake Saint Louis, Missouri
December 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM(1)
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
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants, Hong Kong
Dated: March 27, 2006, except for notes 3 and 9 which are May 18, 2007
(1)This report is a copy of the previously issued report. Moores Rowland Mazars has not reissued this report.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2006	2005	2004
		US$	US$	US$

Operating revenue	2(c)	123,791	99,646	77,504
Costs of goods sold (Exclusive of depreciation shown separately below.)		(88,867)	(77,127)	(61,265)

Gross profit		34,924	22,519	16,239

Operating expenses
Selling, general and administrative expenses		(23,114)	(15,488)	(11,578)
Net (loss) gain on derivatives		(29)	8	199
Depreciation		(2,039)	(1,368)	(1,032)
Impairment loss on goodwill		-	-	(698)

Operating income		9,742	5,671	3,130

Other income and expense
Interest income	2(c)	282	139	38
Interest expenses		(3,258)	(1,991)	(902)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item		6,766	3,819	2,266
Income taxes expense	10	(1,403)	(739)	(277)

Income before minority interests, equity in results of investment securities and extraordinary item		5,363	3,080	1,989
Minority interests in consolidated subsidiaries		(38)	(20)	-

Income before equity in results of investment securities and extraordinary item		5,325	3,060	1,989
Equity in results of investment securities		-	-	133

Income before extraordinary item		5,325	3,060	2,122
Extraordinary gain on negative goodwill	3	-	1,291	-

Net income		5,325	4,351	2,122

Numerator:
Net income used in computing basic earnings per share		5,325	4,351	2,122

Denominator:
Weighted average number of shares used in calculating basic earnings per share		17,390,093	13,438,578	11,118,995
Effect of dilutive potential ordinary shares:
Warrants		118,717	28,738	55,693
Stock options		794,467	854,568	932,786

Weighted average number of shares used in calculating diluted earnings per share		18,303,277	14,321,884	12,107,474

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2006	2005	2004
		US$	US$	US$
Basic earnings per share:	2(g)
Income before extraordinary item		0.31	0.23	0.19
Extraordinary item		-	0.09	-

Net income		0.31	0.32	0.19

Diluted earnings per share:	2(g)
Income before extraordinary item		0.29	0.21	0.18
Extraordinary item		-	0.09	-

Net income		0.29	0.30	0.18

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2006	2005
		US$	US$
ASSETS
Current asset
Cash and cash equivalents		5,863	4,796
Restricted cash	9(a)	5,489	5,839
Trade receivables, net of allowance for doubtful accounts (December 31, 2006: US$30; December 31, 2005: US$212)		23,894	24,960
Derivatives		3,400	2,034
Available-for-sale securities	2(n)	2,596	2,496
Inventories	5	68,751	55,941
Prepayments and other current assets		3,118	2,538

Total current assets		113,111	98,604
Properties held for lease, net	6	1,346	1,400
Property, plant and equipment, net	7	8,412	6,221
Due from related parties	16(b)	21	484
Deferred tax assets		111	-
Goodwill, net	8	1,521	1,521

Total assets		124,522	108,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	9	1,591	2,028
Notes payable	9	3,987	3,079
Capitalized lease obligation, current portion	11	94	20
Letters of credit, gold loan and others	9	33,423	32,643
Derivatives		6,034	3,567
Trade payables		9,213	12,168
Accrued payroll and staff benefits		2,043	1,773
Accrued expenses and other payables		5,509	5,507
Due to related parties	15(b)	-	1,910
Income taxes payable		735	201
Deferred taxation	10	348	154

Total current liabilities		62,977	63,050
Notes payable, non-current portion		1,378	-
Capitalized lease obligation, non-current portion	11	262	43

Total liabilities		64,617	63,093

Minority interest		166	129

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued 18,977,371 shares as of December 31, 2006 and 15,521,203 shares as of December 31, 2005	13	190	155
Additional paid-in capital		40,456	31,204
Accumulated other comprehensive loss		(56)	(156)
Unearned compensation	2(q)	-	(19)
Retained earnings		19,149	13,824

Total shareholders’ equity		59,739	45,008

Total liabilities and shareholders’ equity		124,522	108,230

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
					other
		Common stock		Additional	comprehensive
		Number	Par	Paid-in	income (loss)	Unearned	Retained
	Notes	of shares	Value	Capital	US$	compensation	earnings	Total
			US$	US$	(Note 2(x))	US$	US$	US$

Balance as of January 1, 2004		9,890,006	99	19,802	(151)	-	7,351	27,101

Comprehensive income, net of tax:
Net income		-	-	-	-	-	2,122	2,122
Issuance of common stock on private placement	13(a)(i)	1,614,082	16	2,730	-	-	-	2,746
Issuance of common stock upon exercise of stock options	13(a)(ii)	405,000	4	806	-	-	-	810
Issuance of common stock upon exercise of warrants	13(a)(ii)	395,570	4	(4)	-	-	-	-
Stock options granted	2(q)	-	-	48	-	(48)	-	-
Compensation expense recognized during the year	2(q)	-	-	-	-	11	-	11

Balance as of December 31, 2004		12,304,658	123	23,382	(151)	(37)	9,473	32,790

Comprehensive income, net of tax:
Net income		-	-	-	-	-	4,351	4,351
Exchange translation difference		-	-	-	(5)	-	-	(5)
Issuance of common stock upon exercise of stock options	13(a)(iii)	3,162,000	31	7,542	-	-	-	7,573
Issuance of common stock upon exercise of warrants	13(a)(iii)	54,545	1	162	-	-	-	163
Compensation costs for warrants granted	15(b)	-	-	118	-	-	-	118
Compensation expense recognized during the year	2(q)	-	-	-	-	18	-	18

Balance as of December 31, 2005		15,521,203	155	31,204	(156)	(19)	13,824	45,008
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	Paid-in	comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
Balance as of December 31, 2005		15,521,203	155	31,204	(156)	(19)	13,824	45,008

Comprehensive income, net of tax:
Net income		-	-	-	-	-	5,325	5,325
Unrealized holding gain on investment in available-for-sale securities	2(n)	-	-	-	100	-	-	100
Issuance of common stock on private placement	13(a)(iv)	1,466,668	15	4,176	-	-	-	4,191
Issuance of common stock upon exercise of stock options	13(a)(v)	1,489,500	15	2,989	-	-	-	3,004
Issuance of common stock upon exercise of warrants	13(a)(v)	500,000	5	1,735	-	-	-	1,740
Elimination of unearned compensation	2(q)	-	-	(19)	-	19	-	-
Compensation costs for warrants granted	15(b)	-	-	158	-	-	-	158
Stock-based compensation	2(q)	-	-	213	-	-	-	213

Balance as of December 31, 2006		18,977,371	190	40,456	(56)	-	19,149	59,739

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2006	2005	2004
	US$	US$	US$

Cash flows from operating activities:
Net income	5,325	4,351	2,122
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,039	1,368	1,032
Amortization and impairment loss on goodwill	-	-	698
Extraordinary gain on negative goodwill	-	(1,291)	-
Unrealized (gain) loss on derivatives	(48)	88	482
Loss (Gain) on disposal and write-off of property, plant and equipment	3	8	(3)
(Reversal of) Allowance for doubtful debts	(40)	(72)	125
Minority interests	37	20	-
Compensation costs for warrants granted	158	118	-
Compensation expenses recognized during the year	213	18	11
Equity in results of investment securities	-	-	(133)
Changes in operating assets and liabilities:
Trade receivables	1,106	(8,607)	(535)
Inventories	(12,810)	(12,060)	(15,142)
Prepayments and other current assets	(580)	601	1,187
Due from related parties	463	7	17
Trade payables	(2,955)	1,883	1,136
Accrued expenses and other payables	272	(854)	1,767
Income taxes payable and deferred taxation	617	200	(258)

Net cash used in operating activities	(6,200)	(14,222)	(7,494)

Cash flows from investing activities:
Change in restricted cash	350	554	(462)
Net cash inflow from acquisition	-	156	-
Purchase of available-for-sale securities	-	(2,496)	-
Purchase of property, plant and equipment	(4,183)	(2,869)	(727)
Proceeds on disposals of property, plant and equipment	4	-	10

Net cash used in investing activities	(3,829)	(4,655)	(1,179)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	US$	US$	US$

Cash flows from financing activities:
Change in bank overdrafts	(437)	1,421	(705)
Proceeds from issuance of shares upon exercise of stock options	3,004	7,573	810
Proceeds from issuance of share upon exercise of stock warrants	1,740	163	-
Net proceeds from issuance of shares in private placement	4,191	-	2,746
Repayment of amount due to related parties	(1,910)	-	-
Loans acquired	11,092	10,267	7,624
Repayment of loans	(8,117)	(5,424)	(3,082)
Repayment of capitalized lease obligation	(73)	(14)	(18)
Letter of credit and factoring	457	6,464	1,804
Proceeds from sale of derivatives net of retirement of embedded derivatives	1,149	-	-

Net cash provided by financing activities	11,096	20,450	9,179

Effect of foreign exchange rate change	-	(5)	-

Net increase in cash and cash equivalents	1,067	1,568	506

Cash and cash equivalents, as of beginning of year	4,796	3,228	2,722

Cash and cash equivalents, as of end of year	5,863	4,796	3,228

Supplemental disclosure information:
Interest expense	3,258	1,991	872
Income taxes paid	786	539	535

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	366	-	-

See accompanying notes to consolidated financial statements.

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (LJI), its subsidiaries and variable interest entities (VIEs) (collectively referred as the Company) are principally involved in the design, manufacture, marketing, sale of precious and color gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The retail shops are located in the PRC, Hong Kong and Macau. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of accounting The financial statements are prepared in accordance with US generally accepted accounting principles (“US GAAP”).

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

VIEs are owned by individuals, who are acting as agents for the Company. The Company does not have any ownership interest in VIEs. LJI is incorporated in the BVI and is considered a foreign entity under the PRC laws. Prior to 2006, due to the restrictions on foreign ownership on the retail business of jewelry, the Company, through loans to the agents, established VIEs to carry out the retail business of jewelry in the PRC. Pursuant to various agreements entered into between the Company, the owners of VIEs and VIEs, the Company generally has control of VIEs, absorbs majority of expected losses and receives majority of residual return of VIEs. The Company is therefore considered the primary beneficiary of VIEs. Accordingly, the results of VIEs have been consolidated in the financial statements of the Company since they become VIEs of the Company. With the

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

relaxation of the restrictions on foreign ownership on retail business, the agents of one of the VIE have transferred the ownership of the VIE back to the Company in September 2006, the agents of another VIE are in the process of transferring the ownership of the VIE back to the Company.

The application of the consolidation provisions o FIN 46(R) resulted in a decrease in assets and an increase in liabilities as of December 31, 2006 by US$3,098 and US$1,358 respectively and a decrease in assets and an increase in liabilities as of December 31, 2005 by US$4,586 and US$1,882 respectively and increase in net loss of US$580 and US$1,248 and US$223 for each of three years ended December 31, 2006, 2005 and 2004 respectively.

(b)	Principles of consolidation and goodwill (Continued)

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets (Statement 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$NiI in 2006, US$1,291 included in statement of operations as an extraordinary item in 2005 and US$698 impairment loss in 2004.

(c)	Revenue recognition Operating revenue represents:

		Year ended December 31, 2006
		US$
	Product Sales	128,118
	Services Income	4,130
	Rental Income	124

		132,372
Less:	Sales return allowance	(8,581)

		123,791

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i)
Product sales
Product sales represent the invoiced value of products sold, net of value added taxes (VAT). The Company recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is probable.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

(ii)
Service Income
Service income represents services performed for improving and upgrading gemstones into saleable quality. On August 11, 2006 the Company entered into a “Joint Collaboration Agreement” (the Agreement) with an Agent who is not a related party. The Company was responsible for and paid the cost of servicing and upgrading performed to bring gemstones to the form of fine jewelry ready for sale. The servicing income in the amount of $4,130 is included in servicing income on the consolidated statement of operations.

(iii)	Rental income Rental income receivable under operating lease is recognized in the consolidated statements of income in equal installments over the period covered by the lease term.

(iv)	Other income represents:

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

(e)
Shipping and handling costs
The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$2,991, US$3,135 and US$2,779 for the years ended December 31, 2006, 2005 and 2004, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(f)
Advertising and promotion costs
Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$1,321, US$1,092 and US$364 for the years ended December 31, 2006, 2005 and 2004, respectively.

(g)	Earnings per share
The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. 396,001 warrants were not included in the computation of diluted earnings per share for the year ended December 31, 2006 because to do so would have been anti-dilutive for the year.

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

(i)
Accounts receivable
Trade receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on trade receivables are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its trade receivable portfolio and purchases trade credit insurance to cover the risk of collectibilities. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company reviews its allowance for doubtful accounts regularly. Past due balances over 120 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (see Note 9), that are subject to recourse for non-payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

(l)
Property, plant and equipment (“PPE”) and depreciation
PPE are stated at cost less accumulated depreciation and accumulated impairment loss, and include expenditure that substantially increases the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation and accumulated impairment loss are removed from the respective accounts, and any gain or loss is included in the consolidated statement of operations. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation on PPE is calculated by using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings	2% or over the unexpired term of leases
Leasehold improvement	shorter of 10% or the unexpired term of leases
Furniture, fixtures and equipment	20% to 50%
Plant and machinery	10%
Motor vehicles	10% to 20%

Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2006, 2005 and 2004 were US$ 2,039, US$1,368 and US$1,032, respectively.

(m)
Impairment of long-lived assets
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds it fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(n)
Available-for-sale securities
The Company classifies its investment in capital guaranteed fund as available-for-sale securities. The fund is restricted and secures obligations under trade credit banking facilities. It is carried at market value with a corresponding recognition of net unrealized holding gain or loss (net of tax) as a separate component of shareholders’ equity until realized. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Gains and losses on sales of securities are computed on a specific identification basis. Available-for-sale securities comprise:

	As of December 31,
	2006	2005
	US$	US$

Quoted capital guaranteed fund, at cost	2,496	2,496
Gross unrealized gains	100	-

Fair value of available-for-sale securities	2,596	2,496

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)
Stock-based compensation (continued)
Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”, (SFAS 123(R)) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company records the cost as expense over the offering period and vesting term in connection with compensation expense for stock-based employee compensation plans.

Effective January 1, 2006, the Company began recording compensation expense for stock-based employee compensation plans in accordance with SFAS 123(R) as interpreted by SEC Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS 123(R), and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation expense for stock-based employee compensation plans recognized for the year ended December 31, 2006 now includes estimated expense for the portion of stock options vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123).

There were no new stock options granted during the year ended December 31, 2006. As of December 31, 2006, the Company has three stock-based employee compensation plans, details of which are set out in note 14(a).

Prior to 1 January, 2006, the Company records compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense is measured as the excess of the market price of the stock over the exercise price of the plan on the measurement date. Compensation expense is charged to income as when incurred if the benefit was fully vested at the date of grant or is recognized proportionately over the vesting period. Unearned compensation is shown separately as a reduction of the shareholders’ equity.

In 2004, the Company recorded an unearned compensation of US$48 in the shareholders’ equity in relation to the option to purchase 150,000 shares of the common stock of the Company granted to an employee, for which the exercise price was below the market price of the underlying stock at the date of grant. This amount is accrued proportionately as compensation expense over the vesting period. For each of the two years ended December 31, 2005 and 2004, the Company recognized compensation expense of US$18 and US$11 respectively in its statement of operations. Following the adoption of SFAS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Stock-based compensation (Continued)

123(R), the unearned compensation has been eliminated against the additional paid-in capital. Other than the above, the exercise price of the Company’s incentive stock options was same as or higher than the market price of the underlying stock on the date of grant, no compensation expense was recognized for these stock options granted to employees.

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

		Year ended	Year ended
		December 31,	December 31,
		2005	2004
		US$	US$

Income before extraordinary item		3,060	2,122
Add :	Stock-based employee compensation expenses included in reported net income, net of tax	18	11
Deduct:	Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(2,266)	(159)

Pro forma income before extraordinary item		812	1,974

Extraordinary item		1,291	-

		2,103	1,974

(q)	Stock-based compensation (Continued)

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	US$	US$

Basic earnings per share, as reported:
Income before extraordinary item	0.23	0.19
Extraordinary item	0.09	-

Net income	0.32	0.19

Diluted earnings per share, as reported:
Income before extraordinary item	0.21	0.18
Extraordinary item	0.09	-

Net income	0.30	0.18

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Stock-based compensation (Continued)

Basic earnings per share, pro forma:
Income before extraordinary item	0.06	0.18
Extraordinary item	0.09	-

Net income	0.15	0.18

Diluted earnings per share, pro forma:
Income before extraordinary item	0.06	0.16
Extraordinary item	0.09	-

Net income	0.15	0.16

The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004

Expected dividend yield	-	-
Expected stock price volatility	52%	61%
Risk-free interest rate	4.37%	4.15%
Expected life of options	2 years	3 years
The weighted average fair value per option granted during the years ended December 31, 2005 and 2004 was US$0.70 and US$1.06 respectively.
(r)
Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(s)	Foreign currencies (Continued)

The aggregate transaction loss included in determining net income were US$465, US$273 and US$214 for each of the three years ended December 31, 2006, 2005 and 2004 respectively.

(t)	Cash equivalents and Pledged Bank Deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash deposits that are restricted as to withdrawal or pledged as security, are disclosed separately on the face of the consolidated balance sheet, and not included in the cash total for the purpose of the consolidated statements of cash flow.

(u)
Uses of estimates
The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financials statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and goodwill; valuation allowance for receivables, inventories and deferred income tax asset; valuation of derivative instruments; valuation of share-based compensation. Actual results could differ from those estimates.

(v)
Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(w)
Dividends
The Directors of the Company have never declared or paid any cash dividends on the Company’s capital stock and do not anticipate paying cash dividends in the foreseeable future. The ability to pay dividends depends upon receipt of dividends or other payments from subsidiaries and other holdings and investments. In addition, the operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into US dollars or other currencies and other regulatory restrictions. Currently, none of the subsidiaries has such restriction during the periods presented except for the covenants as set out in note 9 to the financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(x)
Comprehensive income
The Company reports comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. Accumulated other comprehensive loss represents exchange translation adjustments and unrealised holding gains on investment, and is included in the shareholders’ equity section of the balance sheet.

(y)
New accounting pronouncements
In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on January 1, 2008. The Company does not expect the adoption of SFAS 159 will have a material impact on its financial statements.

3.	ACQUISITIONS

On January 1, 2005, the Company paid US$2,828 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, in which the Company had 20% equity interests and is classified as investment securities as of December 31, 2004. The Company then became the major stockholder holding 98% equity interest in GIL, which became a subsidiary of the Company. The directors of the Company consider such acquisition would enhance the Company by forward and backward vertical integration.

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

Details of major customers from which the Company derived operating revenue are shown in note 16(c).

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

The Company maintains majority of its cash balances and investments in time deposits with various banks and financial institutions in Hong Kong. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

5.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2006	2005
	US$	US$

Raw materials	44,001	38,676
Work-in-progress	2,417	2,214
Finished goods	22,333	15,051

	68,751	55,941

During the years ended December 31, 2006, 2005 and 2004, the Company made a net write-down of inventories, amounting to (US$497), US$2,102 and (US$155) respectively.

6.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of 2 years. Properties held for lease consists of the following:

	As of December 31,
	2006	2005
	US$	US$

Leasehold land and buildings	2,037	2,037
Less: Accumulated depreciation	(691)	(637)

	1,346	1,400

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2006 and 2005 (see note 9).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2006	2005
	US$	US$

2006	-	91
2007	88	32
2008	24	-

	112	123

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2006	2005
	US$	US$

Leasehold land and buildings	2,405	2,405
Leasehold improvement	6,591	3,740
Furniture, fixtures and equipment	5,342	4,664
Plant and machinery	2,264	2,046
Motor vehicles	945	564

	17,547	13,419
Less: Accumulated depreciation	(9,135)	(7,198)

	8,412	6,221

The Company pledged leasehold land and buildings with net book values of US$1,385 and US$2,049 as of December 31, 2006 and 2005 respectively as collateral for general banking facilities granted to the Company (see note 9).

8.	GOODWILL, NET

As of December 31, 2006, goodwill is attributed to the acquisition of a jewelry retail company in 2002.

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$

Carrying value, beginning of year	1,521	1,521	1,521
Impairment loss	-	-	-

Carrying value, end of year	1,521	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2006. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2006 and 2005 respectively.

9.	BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2006	2005
	Note	US$	US$

Bank overdrafts	(a)	1,591	2,028

Notes payable:
Current portion	(b)	3,987	3,079

Letters of credit, gold and others:
Letters of credit	(a)	19,562	13,048
Factoring	(a)	2,782	8,839
Gold loan	(c)	11,079	10,756

		33,423	32,643

The Company’s banking facilities are collateralized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 15(b)).

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

(a)
As of December 31, 2006, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$3,564, US$22,615 and US$18,431 respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 4.4% to 9% per annum as of December 31, 2006.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

9.	BANKING FACILITIES AND OTHER LOANS (CONTINUED)

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment in capital guaranteed fund based on the amount of facilities granted. The cash balances are reflected as restricted cash in the balance sheet.

(b)
The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 7). These loans aggregated to US$5,365 as of December 31, 2006. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 6.4% to 8% per annum as of December 31, 2006.

(c)
The Company had outstanding loans to purchase 26.92oz of gold as of December 31, 2006 with the related balances being US$11,079. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 2.6% to 3.1% per annum as of December 31, 2006 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.

The weighted average interest rate for the year ended December 31, 2006 and 2005 were 4.9% and 5.0% per annum respectively.
10.	INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax expense comprises of the following:

10.	INCOME TAXES (CONTINUED)

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$

Current taxes arising in foreign subsidiaries:
For the year	(1,248)	(595)	(299)
(Under) Over provision in prior years	(72)	(77)	22

Total current tax	(1,320)	(672)	(277)

Deferred taxes arising in foreign subsidiaries:
For the year	(83)	(67)	-

Income taxes expense	(1,403)	(739)	(277)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2005 and 2004: 17.5%) is as follows:

	Year ended December 31,
	2006	2005	2004
	%	%	%

Statutory rate	17.5	17.5	17.5
Tax effect of net operating losses	16.6	21.2	26.1
Non taxable profits, net	(14.4)	(21.7)	(33.2)
Impairment loss on goodwill	-	-	5.4
Others	1.0	2.3	(3.5)

Effective rate	20.7	19.3	12.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

10.	INCOME TAXES (CONTINUED)

	As of December 31,
	2006	2005
	US$	US$

Deferred tax assets:
Net operating loss	4,099	5,069
Depreciation	53	71
Others	58	8

	4,210	5,148
Valuation allowance	(4,099)	(5,148)

Total deferred tax assets	111	-

Deferred tax liabilities:
Accelerated tax allowance	(237)	(154)
Others	(111)	-

Net deferred tax liabilities	(348)	(154)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The decrease in valuation allowance for the year ended December 31, 2006 was US$1,049; for December 31, 2005 and 2004, increase in valuation allowance amounted to US$2,237 and US$253 respectively.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$111 and US$Nil, net of valuation allowances as of December 31, 2006 and 2005.

11.	LEASE

The Company is obligated under capital leases covering certain motor vehicles and office equipment that expire at various dates during the next five years. At December 31, 2006 and 2005, the gross amount of motor vehicles and office equipment and related accumulated amortization recorded under capital leases were as follows:

	As of December 31,
	2006	2005
	US$	US$
Motor vehicles	493	112
Furniture, fixtures and equipment	19	19

	512	131
Less accumulated amortization	(143)	(53)

	369	78

Amortization of assets held under capital leases is included with depreciation expenses.
The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to statements of operations on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount. Rental expenses for operating leases for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Minimum rentals	3,222	1,166	717
Contingent rentals	105	22	-
Rental expenses	3,327	1,188	717
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2006		As of December 31, 2005
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$

2006	-	-	22	835
2007	110	2,584	22	718
2008	106	1,741	21	352
2009	87	360	2	131
Thereafter	106	-	-	-

Total future minimum lease payments	409	4,685	67	2,036

Less: Amount representing interest (at rates ranging from 0% to 4.95%)	(53)		(4)

Present value of net minimum capital lease payments	356		63
Less current instatements of obligations under capital leases	(94)		(20)

Obligations under capital leases, excluding current instalments	262		43

The Company leases certain of its office and quarters from related party with two years lease terms expiring in 2007 and 2008. Rental expenses for operating leases paid to related party are included in the data presented above. Total rent expense associated with these leases was US$227, US$150 and US$77 for the years ended December 31, 2006, 2005 and 2004, respectively.

12.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments As of December 31, 2006, the Company had capital expenditure commitments of US$152.

(b)
Contingencies
As of December 31, 2006, 2005 and 2004, the Company provided guarantee in respect of bank mortgage loans granted to a director, Mr. Yih Yu Chuan to the extent of US$158, US$237 and US$307 respectively.

(c)
Legal Proceedings
Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke vs. LJ, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.

The Plaintiffs in both actions, who purport to bring suit on behalf of the Company against various of its officers and directors, did not make any demand on the Board of Directors, nor did they apply for permission to the High Court of the British Virgin Islands to bring this action. The complaints in the derivative actions allege, among other things, that the defendants caused the Company to issue a series of press releases, Securities and Exchange Commission filings and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. Plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets and unjust enrichment. By their complaints, they seek, among other relief, unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.

The Defendants have not yet responded to the complaints. Initial responses to the complaints are due in January 2008. The Company intends to vigorously defend against the lawsuits. However, the ultimate outcome of these matters cannot be predicted with certainty.

Securities Litigation. In September 2007, several plaintiffs filed shareholder class actions in the United States District Court for the Central District of California against the Company and certain of its officers and directors, entitled Apple v. LJ International, Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07-06213), and Lieben v. LJ International Inc. et al. (No. 07-06216) (the “Class Actions”). The Class Actions generally allege, on behalf of all persons who purchased LJ common stock during the period from February 15, 2007 to September 6, 2007 (the “Class Period”), that LJ and the individual defendants made misleading statements and omissions of material fact, overstating the Company’s fiscal 2005 and 2006 financial results, and thereby artificially inflated the market price of LJ’s common stock throughout the Class Period.  Plaintiffs further allege that defendants violated Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by releasing fiscal 2006 earnings and EPS results that significantly understated the Company’s tax liability and that overstated its earnings and EPS, that the Company’s internal controls were inadequate, and that, as a result, defendants engaged in improper accounting practices. Plaintiffs seek an unspecified amount of damages.

The cases have all been referred to one judge and competing motions for appointment as lead plaintiff and lead counsel are pending. The Company anticipates that, following those appointments, the district court will consolidate the cases and set a deadline for lead plaintiff to file an amended, consolidated class action complaint that will supersede the pending complaints.

The Company intends to vigorously defend against the Class Actions. However, the ultimate outcome cannot be predicted with certainty.

Besides the above-mentioned legal proceedings, we are exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against us, we could resolve such claims under terms and conditions that would not have a material adverse effect on our business, our liquidity or financial results. Periodically, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we then accrue a liability for the estimated loss. Any liability for estimated loss is based on the criteria in SFAS No. 5, “Accounting for Contingencies”. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated under SFAS No. 5 for potential losses that may or may not arise from the current lawsuits in which we are involved. Accruals include billings for legal services preformed to date and expected to be performed in the future in connection with the matters described above.

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock
(i)
In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants (note 13(b)(i)) at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(a)	Common stock (Continued)
(ii)
During the year ended December 31, 2004, warrants to purchase 600,000 shares of common stock (note 15(b)(ii)) and 405,000 stock options (note 14(a)) were exercised. As a warrant holder elected to take the cashless exercise of 395,570 shares of common stock, a total of 800,570 shares of common stock of the Company were issued accordingly.

(iii)
During the year ended December 31, 2005, warrants to purchase 54,545 shares of common stock (note 13(b)) and 3,162,000 stock options (note 14(a)) were exercised. A total of 3,216,545 shares of common stock of the Company were issued accordingly.

(iv)
In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock.  The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 13(b)(ii)).

(v)
During the year ended December 31, 2006, warrants to purchase 500,000 shares of common stock (note 15 (b)(iii)) and 1,489,500 stock options (note 15 (a)) were exercised. A total of 1,989,500 shares of common stock of the Company were issued accordingly.

As of December 31, 2006, the Company had 18,977,371 shares of common stock issued.

(b)	Warrants other than stock-based compensation

	As of December 31,
	2006	2005	2004
	Number of	Number of	Number of
	warrants	warrants	warrants

Outstanding, beginning of year	429,676	2,361,721	1,922,500
Granted	632,910	-	484,221
Exercised	-	(54,545)	-
Expired	-	(1,877,500)	(45,000)

Outstanding, end of year	1,062,586	429,676	2,361,721

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants other than stock-based compensation (Continued)

The following table shows the warrants outstanding as of December 31, 2006.

		Number of
		warrants
Date of grant	Note	outstanding	Exercise price	Expiration date

September 1, 2004	(i)	429,676	US$2.98	September 3, 2009
September 25, 2006	(ii)	396,001	US$4.50	March 25, 2012
September 25, 2006	(ii)	236,909	US$4.221	February 5, 2007

(i)
On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009.

(ii)
On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

The Company has also issued warrants to the placement agent of the private placement to purchase 29,333 shares of the Company. The warrants issued to the placement agent are identical to the long-term warrants.

The fair value of warrants was valued using the Black Scholes option valuation model with resulting allocation of the aggregate proceeds from private placement between common stock and the underlying warrants, and which have been included in the additional paid-in capital.

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2006, 2005 and 2004 was US$Nil, US$Nil and US$Nil respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$1,317, US$831 and US$616 for the years ended December 31, 2006, 2005 and 2004 respectively.

15.	STOCK-BASED COMPENSATION
(a)
Stock incentive plan
On June 1, 1998, the Company adopted a stock option plan (The 1998 Plan) which was approved by the shareholders on December 9, 1998. The 1998 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of

15.	STOCK-BASED COMPENSATION (CONTINUED)
(a)	Stock incentive plan (Continued)

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

15.	STOCK-BASED COMPENSATION (CONTINUED)
(a)	Stock incentive plan (Continued)

common stock are authorized and reserved for issuance during the term of The 2005 Plan, which expires in June 2015. The compensation committee has the sole authority to interpret The 2005 Plan and make all determinations necessary or advisable for administering The 2005 Plan. The exercise price for any incentive option and nonqualified option may be less than, equal to or greater than 100% and 110% respectively of the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2006, no options had been granted under The 2005 Plan.

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$

Outstanding, beginning of year	3,310,500	2.04	3,759,000	2.02	3,814,000	2.00
Granted	-		3,113,500	2.44	350,000	2.20
Exercised (note 12(a)(v))	(1,489,500)	2.02	(3,162,000)	2.40	(405,000)	2.00
Cancelled	-		(400,000)	2.18	-	-

Outstanding, end of year	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Exercise price less than the market price on date of grant	150,000	2.00	150,000	2.00	150,000	2.00
Exercise price equals to market price on date of grant	409,000	2.00	701,000	2.00	1,369,000	2.00
Exercise price exceeds to market price on date of grant	1,262,000	2.08	2,459,500	2.05	2,240,000	2.03

	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Range of exercise price
- US$2.00	1,407,500	2.00	2,797,000	2.00	3,559,000	2.00
- US$2.25	413,500	2.25	513,500	2.25	-	-
- US$2.35	-	-	-	-	200,000	2.35

	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Exercisable, end of year
- exercise price at US$2.00	1,041,125	2.00	2,093,125	2.00	2,489,500	2.00
- exercise price at US$2.25	413,500	2.25	513,500	2.25	-	-

15.	STOCK-BASED COMPENSATION (CONTINUED)
(a)	Stock incentive plan (Continued)

	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$

	1,454,625	2.07	2,606,625	2.05	2,489,500	2.00

Weighted average remaining contractual life
- exercise price at US$2.00	4.87 years		6.09 years		6.42 years
- exercise price at US$2.25	1.33 years		2.33 years		-
- exercise price at US$2.35	-		-		8.50 years

All options issued, other than 366,375 options, are immediately exercisable as of December 31, 2006. The 366,375 options are issued and outstanding but only vest in additional increments of 319,500 and 46,875 upon 2007 and 2008 respectively.

(b)	Warrants
(i)
On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company at US$3.00 per share exercisable through August 15, 2006 in consideration for consultancy services and which have been expired as of December 31, 2006.

(ii)
Pursuant to a strategic advisory services agreement dated July 1, 2003, the Company issued to a consultant warrants to purchase 600,000 shares of common stock of the Company at US$2 per share exercisable through March 31, 2004. The warrants were exercised in January 2004 and 395,570 shares of common stock were issued accordingly pursuant to the cashless exercise.

(iii)
Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year and 500,000 shares of common stock were issued accordingly.

(iv)
In connection with private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.5 per share exercisable through March 25, 2012.

15.	STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants (Continued)

Save as disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2006, 2005 and 2004. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

The fair value of warrants granted during the year ended December 31, 2006 and December 31, 2005 was estimated as US$47 and US$472 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Expected dividend yield	-	-	-
Expected stock price volatility	42.5%	61%	-
Risk-free interest rate	4.67%	3.91%	-
Expected life of warrants	5.5 years	3 years	-
16.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yih Yu Chuan	Director and major beneficial shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Minor shareholder and former director of a subsidiary of the Company

Andrew N. Bernstein	Non-executive director

16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

		As of December 31,
		2006	2005
	Note	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited		-	463
Tanzanite (H.K.) Limited	(i)	21	21

		21	484

Due to a related party:
Osorio Mendes Quintino Neto	(i)	15	1,910

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of		23,161	21,244

Guarantee to a bank in respect of mortgage loan granted to Yih Yu Chuan		158	237

(c)	Summary of related party transactions:

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Sales:
- to Osorio Mendes Quintino Neto	940	-	-

Expenses:
Rental expense to Tanzanite (H.K.) Limited	227	150	77
Consultant fee to Osorio Mendes Quintino Neto	180	135	-
Legal fee and director’s fee to Andrew N. Bernstein	116	80	-

	523	365	77

The Company leases certain of its office and quarter from the related party. The leases are for two years term expiring in 2007 and 2008. The Company may terminate these tenancy at any time after the expiration of the first 12 months after the commencement of the term of tenancy, by giving the landlord no less than two months’ prior notice.

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

17.	SEGMENT INFORMATION (CONTINUED)

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2006
Segment revenue from external customers	108,679	15,112	-	123,791

Income (loss) from operations	10,514	1,456	(2,228)	9,742
Interest income	277	1	4	282
Interest expenses	(3,258)	-	-	(3,258)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	7,533	1,457	(2,224)	6,766
Incomes taxes	(682)	(721)	-	(1,403)
Minority interests in consolidated subsidiaries	(38)	-	-	(38)

Net income	6,813	736	(2,224)	5,325

Significant non-cash items:
-Depreciation	1,425	614	-	2,039
-Minority interests	38	-	-	38
-Stock-based compensation cost	89	-	281	370

Segment assets	103,220	21,302	-	124,522
Total expenditures for additions to long-lived assets	3,078	1,105	-	4,183
Depreciation and amortization	1,425	614	-	2,039

17.	SEGMENT INFORMATION (CONTINUED)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2005
Segment revenue from external customers	97,145	2,501	-	99,646

Income (loss) from operations	8,808	(1,847)	(1,290)	5,671
Interest income	139	-	-	139
Interest expenses	(1,991)	-	-	(1,991)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	6,956	(1,847)	(1,290)	3,819
Incomes taxes	(739)	-	-	(739)
Minority interests in consolidated subsidiaries	(20)	-	-	(20)
Equity in results of investment securities	-	-	-	-
Extraordinary gain on negative goodwill	1,291	-	-	1,291

Net income	7,488	(1,847)	(1,290)	4,351

Significant non-cash items:
-Depreciation	1,154	214	-	1,368
-Extraordinary gain on negative goodwill	(1,291)	-	-	(1,291)
-Minority interests	20	-	-	20
-Stock-based compensation cost	-	-	136	136

Segment assets	101,260	6,970	-	108,230
Total expenditures for additions to long-lived assets	1,864	1,005	-	2,869
Depreciation and amortization	1,154	214	-	1,368

17.	SEGMENT INFORMATION (CONTINUED)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2004
Segment revenue from external customers	76,696	808	-	77,504

Income (loss) from operations	5,636	(543)	(1,963)	3,130
Interest income	38	-	-	38
Interest expenses	(902)	-	-	(902)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	4,772	(543)	(1,963)	2,266
Incomes taxes	(277)	-	-	(277)
Equity in results of investment securities	133	-	-	133

Net income	4,628	(543)	(1,963)	2,122

Significant non-cash items:
-Depreciation	991	41	-	1,032
-Amortization and impairment loss on goodwill	698	-	-	698
-Stock-based compensation cost	-	-	11	11

Segment assets	72,309	1,364	-	73,673
Total expenditures for additions to long-lived assets	560	167	-	727
Depreciation and amortization	991	41	-	1,032

(a)	Geographical areas:

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Revenue from external customers:
US & Canada	76,889	67,780	56,186
Europe and other countries	24,452	20,527	13,062
Japan	2,454	3,686	4,158
PRC (including Hong Kong and Macau)	19,996	7,653	4,098

	123,791	99,646	77,504

17.	SEGMENT INFORMATION (CONTINUED)
(a)	Geographical areas (Continued):

	As of December 31,
	2006	2005
	US$	US$

Carrying amount of long-lived assets:
Hong Kong	5,485	3,492
PRC	4,163	3,933
US	110	196

Total long-lived assets (excluding goodwill)	9,758	7,621
Reconciling items:
Others	114,764	100,609

Total consolidated assets	124,522	108,230

18.	SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%

Customer A	12,700	10	10,772	11	5,671	7
Customer B	10,334	8	13,093	13	7,234	9
Customer C	8,523	7	9,247	9	8,482	11

Trade receivables related to these major customers were US$1,397, US$1,247 and US$763 as of December 31, 2006 respectively and US$5,492, US$1,643 and US$1,160 as of December 31, 2005 respectively.

(b)	Dependence on suppliers

Gold is the major raw material used in the production of the Company’s Jewelry products. The Company purchased gold from banks, gold refiners and commodity dealers who supplied substantially all of the Company’s gold needs, which the Company believed was sufficient to meet its requirement.

18.	SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)
(b)	Dependence on suppliers (Continued)

The major suppliers of gold accounted 10% or more of total purchases:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%

Supplier A	30,150	37	18,031	25	*
Supplier B	3,425	4	9,656	14	20,067	32

*New supplier since 2005
Trade payables related to these major suppliers were US$Nil and US$Nil as of December 31, 2006 and 2005 respectively.
19.	RECLASSIFICATIONS

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

LJ INTERNATIONAL INC. (Registrant)

Date: December 28, 2007	By:	/s/ YU CHUAN YIH

Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*
Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.