Form 20-F/A
period 2006-12-31
LJ INTERNATIONAL INC
filed 2008-06-04
CIK 1046692

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
     Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
Selected Financial Data

					Eight-month period		Year
	Years ended				ended		ended
	December 31,				December 31,		April 30,
	2006	2005	2004	2003	2002	2001 (Unaudited)	2002

Statement of Operations Data:
Revenues	123,791	99,646	77,504	58,330	31,966	25,135	39,375
Cost of Goods sold	(88,867)	(77,127)	(61,265)	(44,947)	(20,565)	(16,228)	(35,731)
Gross profit	34,924	22,519	16,239	13,383	11,401	8,907	3,644

Operating expenses
Selling, general and administrative	(23,114)	(15,488)	(11,578)	(9,133)	(8,688)	(8,279)	(8,963)
Net gain (loss) on derivatives	(29)	8	199	87	(435)	(119)	(660)
Depreciation	(2,039)	(1,368)	(1,032)	(1,184)	(863)	(565)	(1,031)
Impairment on property, plant and equipment	—	—	—	(84)	(108)	—	(345)
Amortization and impairment loss on goodwill	—	—	(698)	(200)	(600)	(18)	(242)

Operating income (loss)	9,742	5,671	3,130	2,869	707	(74)	(7,597)
Other income and expenses Interest income	282	139	38	41	48	172	217
Interest expenses	(3,258)	(1,991)	(902)	(753)	(441)	(424)	(652)

Operating income (loss) before income taxes, minority interests, equity in results of investment securities and extraordinary item	6,766	3,819	2,266	2,157	314	(326)	(8,032)
Income taxes (expense) credit	(1,403)	(739)	(277)	(352)	(101)	(39)	101
Income (Loss) before minority interests, equity in results of investment securities and extraordinary item	5,363	3,080	1,989	1,805	213	(365)	(7,931)
Minority interests in consolidated subsidiaries	(38)	(20)	—	8	120	—	30
Income before equity in results of investment securities and extraordinary item	5,325	3,060	1,989	1,813	333	(365)	(7,901)
Equity in results of investment securities	—	—	133	(851)	16	26	34
Income before extraordinary item	5,325	3,060	2,122	962	349	(339)	(7,867)
Extraordinary gain on negative goodwill	—	1,291	—	—	—	—

Net income (loss)	5,325	4,351	2,122	962	349	(339)	(7,867)

Net income (loss) per share:
Basic	0.31	0.32	0.19	0.11	0.04	(0.04)	(0.91)
Diluted	0.29	0.30	0.18	0.10	0.04	(0.04)	(0.90)

Weighted average number of shares
Basic	17,390	13,439	11,119	8,757	8,493	8,672	8,672
Diluted	18,303	14,322	12,107	9,706	8,493	8,832	8,779

Balance Sheet Data:
Working capital	50,134	35,554	23,617	17,053	11,896	18,537	12,115
Total assets	124,522	108,230	73,673	59,885	48,938	51,088	43,557
Long-term obligation	1,640	43	58	77	—	12	8
Total stockholders’ equity	59,739	45,008	32,790	27,101	23,344	30,969	23,591

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

     The following is a breakdown of our total revenues by geographic market for each of our past three financial years:

	Year ended December 31,
	2006	2005	2004
(in thousands)	US$	US$	US$
US & Canada	76,889	67,780	56,186
Europe and other countries	24,452	20,527	13,062
Japan	2,454	3,686	4,158
PRC (including Hong Kong and Macau)	19,996	7,653	4,098

	123,791	99,646	77,504

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
Our China Retail Sales Strategy
     In 2004, we initiated a retail sales strategy aimed at gaining market share in the rapidly growing consumer market in China. We opened three ENZO stores, two in China (including a flagship store in Shanghai) and one in Hong Kong. We believe that China represents an excellent retail sales opportunity for several reasons:
•	significant retail market — China’s retail sales exceed $600 billion annually, making China the third largest market in the world.

•	large and growing jewelry market — we estimate that China’s jewelry sales totaled nearly $17 billion in 2006, up 15% year over year.

•	large pool of consumers — China has a population of 1.3 billion people. We estimate that roughly 160 million Chinese have enough income to purchase luxury goods.

•	favorable regulatory changes — as a member of the World Trade Organization, China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized.

•	changing consumer preferences — Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs.
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
     Our business strategies include broadening the retail product line, and diversifying our customer base. Besides focusing on our traditional color gemstone jewelry business, we are also continuing to develop our diamond jewelry business at our ENZO stores. Product initiatives include a variety of different sizes, shape and cutting methods. Successful examples include our ENZO88 and Gabrielle Diamond lines. The expansion of our diamond jewelry business will diversify our already strong presence in colored jewelry, offering increasing choices of jewelry products to our customers.
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
A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2006	2005	2004	2006-2005	2005-2004
Revenues

Wholesale
Jewelry product	$108,679	$95,318	$72,337	14%	32%
Giftware product	$—	$1,827	$4,359	-100%	-58%

	$108,679	$97,145	$76,696	12%	27%

Retail	$15,112	$2,501	$808	504%	210%

	$123,791	$99,646	$77,504	24%	29%

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

Net gain (loss) on derivatives

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2006	2005	2004	2006-2005	2005-2004
Unrealised gain (loss) on derivatives	$190	$-88	$-482	-316%	-82%

% of revenues	0%	0%	-1%

(With the hedging mechanism in place, we have the realised gain on hedging activities)

Realized (loss) gain on hedging activities	$-219	$96	$681	-328%	-86%

% of revenues	0%	0%	1%

Net (loss) gain on derivatives and hedging activities	$-29	$8	$199	-463%	-96%

% of revenues	0%	0%	0%
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

     In April 2001, we acquired a 20% equity interest in a company whose principal activities are the manufacturing and trading of rough and pre-formed gemstones, of which we had no significant control and influence over its operating and financial policies, the investment is stated at cost previously. On January 1, 2005, an additional equity interest was acquired in this company, which became a subsidiary of the Company. As appropriate for a step-acquisition, the interest as of December 31, 2004 was restated to account for under equity method. As a result, an impairment loss of $698,000 arising from investment securities was charged for the year ended December 31, 2004.
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
Foreign Exchange
     Approximately 86% of our sales are denominated in US Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses is denominated in Hong Kong Dollars, followed by US Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.
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

Cash Flows

	Years ended December 31,
(in thousands)	2006	2005	2004
Net cash used in operating activities	$(6,200)	$(14,222)	$(7,494)

Net cash used in investing activities	(3,829)	(4,655)	(1,179)

Net cash provided by financing activities	11,096	20,450	9,179

Effect of foreign exchange rate change	—	(5)	—

Net increase in cash and cash equivalents	1,067	1,568	506
Operating Activities:

	Years ended December 31,
(in thousands)	2006	2005	2004
Cash flows from operating activities:
Net income	$5,325	$4,351	$2,122
Adjustments to reconcile income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,039	1,368	1,032
Amortization and impairment loss on goodwill	—	—	698
Extraordinary gain on negative goodwill	—	(1,291)	—
Unrealized (gain) loss on derivatives	(48)	88	482
Loss (Gain) on disposal and write-off of property, plant and equipment	3	8	(3)
(Reversal of) Allowance for doubtful debts	(40)	(72)	125
Minority interests	37	20	—
Compensation costs for warrants granted	158	118	—
Compensation expenses recognized during the year	213	18	11
Equity in results of investment securities	—	—	(133)
Changes in operating assets and liabilities:
Trade receivables	1,106	(8,607)	(535)
Inventories	(12,810)	(12,060)	(15,142)
Prepayments and other current assets	(580)	601	1,187
Due from related parties	463	7	17
Trade payables	(2,955)	1,883	1,136
Accrued expenses and other payables	272	(854)	1,767
Income taxes payable and deferred taxation	617	200	(258)

Net cash used in operating activities	(6,200)	(14,222)	(7,494)

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

     Our capital expenditures by category for the periods presented were:
Capital expenditure

	Years ended December 31,
(in thousands)	2006	2005	2004
Land & buildings	$—	$617	$—
Leasehold improvement	$2,852	$783	$487
Furniture, fixtures and equipment	$690	$1,060	$189
Plant and machinery	$260	$209	$51
Motor vehicles	$381	$200	$—

Total	$4,183	$2,869	$727

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of the December 31, 2006, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	I year	1-3 years	3-5 years	5 years
As of December 31, 2006	US$	US$	US$	US$	US$
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	356	94	171	91	—
Operating Lease Obligations	4,685	2,584	2,101	—	—
Purchase Obligations	—
Other Long-Term Liabilities Reflected on the Company’s	—
Balance Sheet under the GAAP of the primary financial statements	—

Total	5,041	2,678	2,272	91	—

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
     Ms. Yue served as a non-executive director from December 1999 to June 2007. She is a graduate gemologist from the Gemological Institute of America and served as vice president of GIA, Hong Kong, from August 1994 to December 2002. Her responsibilities included managing the Hong Kong office and administering their education programs, marketing and related activities. Since December 2002, Ms. Yue has served as a manager for a colored gems import and export trading company.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08

Quarter ended March 31, 2005	$3.59	$2.68
Quarter ended June 30, 2005	$2.80	$2.07
Quarter ended September 30, 2005	$3.19	$2.03
Quarter ended December 31, 2005	$3.95	$3.00
Quarter ended March 31, 2006	$4.16	$3.34
Quarter ended June 30, 2006	$3.79	$3.08
Quarter ended September 30, 2006	$4.59	$3.67
Quarter ended December 31, 2006	$4.60	$3.71
Quarter ended March 31, 2007	$12.00	$4.42
Quarter ended June 30, 2007	$12.86	$8.93
Quarter ended September 30, 2007	$12.37	$3.99

Month ended January 31, 2007	$7.53	$4.42
Month ended February 28, 2007	$12.00	$6.86
Month ended March 31, 2007	$10.46	$9.02
Month ended April 30, 2007	$11.19	$8.93
Month ended May 31, 2007	$12.86	$9.63
Month ended June 30, 2007	$11.90	$10.76
Month ended July 31, 2007	$12.12	$10.75
Month ended August 31, 2007	$8.23	$5.95
Month ended September 30, 2007	$7.95	$3.99
Month ended October 31, 2007	$6.15	$4.07
Month ended November 30, 2007	$4.13	$2.18
Month ended December 31, 2007*	$5.38	$3.19

*	Through December 20, 2007

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
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements, together with the report of the independent registered public accounting firms Gruber & Company, LLC for the years ended December 31, 2006, 2005 and 2004, are being filed as part of this Annual Report on Form 20-F.
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

LJ INTERNATIONAL INC.
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	65

Consolidated Statements of Operations	66-67

Consolidated Balance Sheets	68

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	69-70

Consolidated Statements of Cash Flows	71-72

Notes to and Forming Part of the Financial Statements	73-113

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
LJ International Inc.
We have audited the accompanying consolidated balance sheets of LJ International Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 19 to the accompanying consolidated financial statements, the Company has restated its consolidated balance sheet as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004, which were previously audited by other auditors.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LJ International Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Gruber & Company, LLC
Lake Saint Louis, Missouri
March 14, 2008

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
	Notes		December 31,	December 31,	December 31,
			2006	2005	2004
			US$	US$	US$
				(Restated)	(Restated)
Operating revenue	2	(c)	123,791	99,646	77,504
Costs of goods sold (Exclusive of depreciation shown separately below.)			(88,867)	(77,127)	(61,265)

Gross profit			34,924	22,519	16,239

Operating expenses
Selling, general and administrative expenses			(23,114)	(15,488)	(11,578)
Net (loss) gain on derivatives			(29)	8	199
Depreciation			(2,039)	(1,368)	(1,032)
Impairment loss on goodwill			—	—	(698)

Operating income			9,742	5,671	3,130

Other income and expense
Interest income	2	(c)	282	139	38
Interest expenses			(3,258)	(1,991)	(902)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item			6,766	3,819	2,266
Income taxes expense	10		(1,403)	(739)	(277)

Income before minority interests, equity in results of investment securities and extraordinary item			5,363	3,080	1,989
Minority interests in consolidated subsidiaries			(38)	(20)	—

Income before equity in results of investment securities and extraordinary item			5,325	3,060	1,989
Equity in results of investment securities			—	—	133

Income before extraordinary item			5,325	3,060	2,122
Extraordinary gain on negative goodwill	3		—	1,291	—

Net income			5,325	4,351	2,122

Numerator:
Net income used in computing basic earnings per share			5,325	4,351	2,122

Denominator:
Weighted average number of shares used in calculating basic earnings per share			17,390,093	13,438,578	11,118,995
Effect of dilutive potential ordinary shares:
Warrants			118,717	28,738	55,693
Stock options			794,467	854,568	932,786

Weighted average number of shares used in calculating diluted earnings per share			18,303,277	14,321,884	12,107,474

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
	Notes		December 31,	December 31,	December 31,
			2006	2005	2004
			US$	US$	US$
				(Restated)	(Restated)
Basic earnings per share:	2	(g)
Income before extraordinary item			0.31	0.23	0.19
Extraordinary item			—	0.09	—

Net income			0.31	0.32	0.19

Diluted earnings per share:	2	(g)
Income before extraordinary item			0.29	0.21	0.18
Extraordinary item			—	0.09	—

Net income			0.29	0.30	0.18

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2006	2005
		US$	US$
			(Restated)
ASSETS
Current asset
Cash and cash equivalents		5,863	4,796
Restricted cash	9(a)	5,489	5,839
Trade receivables, net of allowance for doubtful accounts (December 31, 2006: US$30; December 31, 2005: US$212)		23,894	24,960
Derivatives		3,400	2,034
Available-for-sale securities	2(n)	2,596	2,496
Inventories	5	68,751	55,941
Prepayments and other current assets		3,118	2,538

Total current assets		113,111	98,604
Properties held for lease, net	6	1,346	1,400
Property, plant and equipment, net	7	8,412	6,221
Due from related parties	16(b)	21	484
Deferred tax assets		111	—
Goodwill, net	8	1,521	1,521

Total assets		124,522	108,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	9	1,591	2,028
Notes payable	9	3,987	3,079
Capitalized lease obligation, current portion	11	94	20
Letters of credit, gold loan and others	9	33,423	32,643
Derivatives		6,034	3,567
Trade payables		9,213	12,168
Accrued payroll and staff benefits		2,043	1,773
Accrued expenses and other payables		5,509	5,507
Due to related parties	15(b)	—	1,910
Income taxes payable		735	201
Deferred taxation	10	348	154

Total current liabilities		62,977	63,050
Notes payable, non-current portion		1,378	—
Capitalized lease obligation, non-current portion	11	262	43

Total liabilities		64,617	63,093

Minority interest		166	129

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each,
Authorized - 100 million shares,
Issued 18,977,371 shares as of December 31, 2006 and 15,521,203 shares as of December 31, 2005	13	190	155
Additional paid-in capital		40,456	31,204
Accumulated other comprehensive loss		(56)	(156)
Unearned compensation	2(q)	—	(19)
Retained earnings		19,149	13,824

Total shareholders’ equity		59,739	45,008

Total liabilities and shareholders’ equity		124,522	108,230

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	Paid-in	comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
					(Note 2(x))
Balance as of January 1, 2004		9,890,006	99	19,802	(151)	—	7,351	27,101

Comprehensive income, net of tax:
Net income		—	—	—	—	—	2,122	2,122
Issuance of common stock on private placement	13(a)(i)	1,614,082	16	2,730	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13(a)(ii)	405,000	4	806	—	—	—	810
Issuance of common stock upon exercise of warrants	13(a)(ii)	395,570	4	(4)	—	—	—	—
Stock options granted	2(q)	—	—	48	—	(48)	—	—
Compensation expense recognized during the year	2(q)	—	—	—	—	11	—	11

Balance as of December 31, 2004 (Restated)		12,304,658	123	23,382	(151)	(37)	9,473	32,790

Comprehensive income, net of tax:
Net income		—	—	—	—	—	4,351	4,351
Exchange translation difference		—	—	—	(5)	—	—	(5)
Issuance of common stock upon exercise of stock options	13(a)(iii)	3,162,000	31	7,542	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13(a)(iii)	54,545	1	162	—	—	—	163
Compensation costs for warrants granted	15(b)	—	—	118	—	—	—	118
Compensation expense recognized during the year	2(q)	—	—	—	—	18	—	18

Balance as of December 31, 2005 (Restated)		15,521,203	155	31,204	(156)	(19)	13,824	45,008
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	Paid-in	comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
Balance as of December 31, 2005 (Restated)		15,521,203	155	31,204	(156)	(19)	13,824	45,008

Comprehensive income, net of tax:
Net income		—	—	—	—	—	5,325	5,325
Unrealized holding gain on investment in available-for-sale securities	2(n)	—	—	—	100	—	—	100
Issuance of common stock on private placement	13(a)(iv)	1,466,668	15	4,176	—	—	—	4,191
Issuance of common stock upon exercise of stock options	13(a)(v)	1,489,500	15	2,989	—	—	—	3,004
Issuance of common stock upon exercise of warrants	13(a)(v)	500,000	5	1,735	—	—	—	1,740
Elimination of unearned compensation	2(q)	—	—	(19)	—	19	—	—
Compensation costs for warrants granted	15(b)	—	—	158	—	—	—	158
Stock-based compensation	2(q)	—	—	213	—	—	—	213

Balance as of December 31, 2006		18,977,371	190	40,456	(56)	—	19,149	59,739

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December	December	December
	31,	31,	31,
	2006	2005	2004
	US$	US$	US$
		(Restated)	(Restated)
Cash flows from operating activities:
Net income	5,325	4,351	2,122
Adjustments to reconcile income (loss) to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,039	1,368	1,032
Amortization and impairment loss on goodwill	—	—	698
Extraordinary gain on negative goodwill	—	(1,291)	—
Unrealized (gain) loss on derivatives	(48)	88	482
Loss (Gain) on disposal and write-off of property, plant and equipment	3	8	(3)
(Reversal of) Allowance for doubtful debts	(40)	(72)	125
Minority interests	37	20	—
Compensation costs for warrants granted	158	118	—
Compensation expenses recognized during the year	213	18	11
Equity in results of investment securities	—	—	(133)
Changes in operating assets and liabilities:
Trade receivables	1,106	(8,607)	(535)
Inventories	(12,810)	(12,060)	(15,142)
Prepayments and other current assets	(580)	601	1,187
Due from related parties	463	7	17
Trade payables	(2,955)	1,883	1,136
Accrued expenses and other payables	272	(854)	1,767
Income taxes payable and deferred taxation	617	200	(258)

Net cash used in operating activities	(6,200)	(14,222)	(7,494)

Cash flows from investing activities:
Change in restricted cash	350	554	(462)
Net cash inflow from acquisition	—	156	—
Purchase of available-for-sale securities	—	(2,496)	—
Purchase of property, plant and equipment	(4,183)	(2,869)	(727)
Proceeds on disposals of property, plant and equipment	4	—	10

Net cash used in investing activities	(3,829)	(4,655)	(1,179)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	US$	US$	US$
		(Restated)	(Restated)
Cash flows from financing activities:
Change in bank overdrafts	(437)	1,421	(705)
Proceeds from issuance of shares upon exercise of stock options	3,004	7,573	810
Proceeds from issuance of share upon exercise of stock warrants	1,740	163	—
Net proceeds from issuance of shares in private placement	4,191	—	2,746
Repayment of amount due to related parties	(1,910)	—	—
Loans acquired	11,092	10,267	7,624
Repayment of loans	(8,117)	(5,424)	(3,082)
Repayment of capitalized lease obligation	(73)	(14)	(18)
Letter of credit and factoring	457	6,464	1,804
Proceeds from sale of derivatives net of retirement of embedded derivatives	1,149	—	—

Net cash provided by financing activities	11,096	20,450	9,179

Effect of foreign exchange rate change	—	(5)	—

Net increase in cash and cash equivalents	1,067	1,568	506

Cash and cash equivalents, as of beginning of year	4,796	3,228	2,722

Cash and cash equivalents, as of end of year	5,863	4,796	3,228

Supplemental disclosure information:
Interest expense	3,258	1,991	872
Income taxes paid	786	539	535

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	366	—	—

See accompanying notes to consolidated financial statements.

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

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

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets (Statement 142). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$Nil in 2006, US$1,291 included in statement of operations as an extraordinary item in 2005 and US$698 impairment loss in 2004.

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

	As of December 31,
	2006	2005
	US$	US$
Quoted capital guaranteed fund, at cost	2,496	2,496
Gross unrealized gains	100	—

Fair value of available-for-sale securities	2,596	2,496

(o)	Gold loans and embedded derivative

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

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	US$	US$
Income before extraordinary item	3,060	2,122
Add : Stock-based employee compensation expenses included in reported net income, net of tax	18	11
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(2,266)	(159)

Pro forma income before extraordinary item	812	1,974

Extraordinary item	1,291	—

	2,103	1,974

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	US$	US$
Basic earnings per share, as reported:
Income before extraordinary item	0.23	0.19
Extraordinary item	0.09	—

Net income	0.32	0.19

Diluted earnings per share, as reported:
Income before extraordinary item	0.21	0.18
Extraordinary item	0.09	—

Net income	0.30	0.18

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Stock-based compensation (Continued)

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	US$	US$
Basic earnings per share, pro forma:
Income before extraordinary item	0.06	0.18
Extraordinary item	0.09	—

Net income	0.15	0.18

Diluted earnings per share, pro forma:
Income before extraordinary item	0.06	0.16
Extraordinary item	0.09	—

Net income	0.15	0.16

The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
Expected dividend yield	—	—
Expected stock price volatility	52%	61%
Risk-free interest rate	4.37%	4.15%
Expected life of options	2 years	3 years
The weighted average fair value per option granted during the years ended December 31, 2005 and 2004 was US$0.70 and US$1.06 respectively.

(r)	Income taxes

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

Details of major customers from which the Company derived operating revenue are shown in note 18(c).

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

During the years ended December 31, 2006, 2005 and 2004, the Company made a net write-down (write-back) of inventories, amounting to (US$497), US$2,102 and (US$155) respectively.

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

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2006	2005
	US$	US$
2006	—	91
2007	88	32
2008	24	—

	112	123

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2006	2005
	US$	US$
Leasehold land and buildings	2,405	2,405
Leasehold improvement	6,591	3,740
Furniture, fixtures and equipment	5,342	4,664
Plant and machinery	2,264	2,046
Motor vehicles	945	564

	17,547	13,419
Less: Accumulated depreciation	(9,135)	(7,198)

	8,412	6,221

The Company pledged leasehold land and buildings with net book values of US$1,385 and US$2,049 as of December 31, 2006 and 2005 respectively as collateral for general banking facilities granted to the Company (see note 9).

8.	GOODWILL, NET

As of December 31, 2006, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Carrying value, beginning of year	1,521	1,521	1,521

Impairment loss	—	—	—

Carrying value, end of year	1,521	1,521	1,521

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

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax expense comprises of the following:

10.	INCOME TAXES (CONTINUED)

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year	(1,248)	(595)	(299)
(Under) Over provision in prior years	(72)	(77)	22

Total current tax	(1,320)	(672)	(277)

Deferred taxes arising in foreign subsidiaries:
For the year	(83)	(67)	—

Income taxes expense	(1,403)	(739)	(277)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2005 and 2004: 17.5%) is as follows:

	Year ended December 31,
	2006	2005	2004
	%	%	%
Statutory rate	17.5	17.5	17.5
Tax effect of net operating losses	16.6	21.2	26.1
Non taxable profits, net	(14.4)	(21.7)	(33.2)
Impairment loss on goodwill	—	—	5.4
Others	1.0	2.3	(3.5)

Effective rate	20.7	19.3	12.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

10.	INCOME TAXES (CONTINUED)

	As of December 31,
	2006	2005
	US$	US$
Deferred tax assets:
Net operating loss	4,099	5,069
Depreciation	53	71
Others	58	8

	4,210	5,148
Valuation allowance	(4,099)	(5,148)

Total deferred tax assets	111	—

Deferred tax liabilities:
Accelerated tax allowance	(237)	(154)
Others	(111)	—

Net deferred tax liabilities	(348)	(154)

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

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Minimum rentals	3,222	1,166	717
Contingent rentals	105	22	—
Rental expenses	3,327	1,188	717
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2006		As of December 31, 2005
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$
2006	—	—	22	835
2007	110	2,584	22	718
2008	106	1,741	21	352
2009	87	360	2	131
Thereafter	106	—	—	—

Total future minimum lease payments	409	4,685	67	2,036

Less: Amount representing interest (at rates ranging from 0% to 4.95%)	(53)		(4)

Present value of net minimum capital lease payments	356		63
Less current instatements of obligations under capital leases	(94)		(20)

Obligations under capital leases, excluding current instalments	262		43

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
13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION

(a) Common stock
(i)	In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants (note 13(b)(i)) at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(a) Common stock (Continued)
(ii)	During the year ended December 31, 2004, warrants to purchase 600,000 shares of common stock (note 15(b)(ii)) and 405,000 stock options (note 15(a)) were exercised. As a warrant holder elected to take the cashless exercise of 395,570 shares of common stock, a total of 800,570 shares of common stock of the Company were issued accordingly.

(iii)	During the year ended December 31, 2005, warrants to purchase 54,545 shares of common stock (note 13(b)) and 3,162,000 stock options (note 15(a)) were exercised. A total of 3,216,545 shares of common stock of the Company were issued accordingly.

(iv)	In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 13(b)(ii)).

(v)	During the year ended December 31, 2006, warrants to purchase 500,000 shares of common stock (note 15 (b)(iii)) and 1,489,500 stock options (note 15 (a)) were exercised. A total of 1,989,500 shares of common stock of the Company were issued accordingly.
As of December 31, 2006, the Company had 18,977,371 shares of common stock issued.

(b)	Warrants other than stock-based compensation

	As of December 31,
	2006	2005	2004
	Number of	Number of	Number of
	warrants	warrants	warrants
Outstanding, beginning of year	429,676	2,361,721	1,922,500
Granted	632,910	—	484,221
Exercised	—	(54,545)	—
Expired	—	(1,877,500)	(45,000)

Outstanding, end of year	1,062,586	429,676	2,361,721

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants other than stock-based compensation (Continued)

The following table shows the warrants outstanding as of December 31, 2006.

		Number of
		warrants
Date of grant	Note	outstanding	Exercise price	Expiration date
September 1, 2004	(i)	429,676	US$ 2.98	September 3, 2009
September 25, 2006	(ii)	396,001	US$ 4.50	March 25, 2012
September 25, 2006	(ii)	236,909	US$4.221	February 5, 2007

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009.

(ii)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

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

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$
Outstanding, beginning of year	3,310,500	2.04	3,759,000	2.02	3,814,000	2.00
Granted	—		3,113,500	2.44	350,000	2.20
Exercised (note 12(a)(v))	(1,489,500)	2.02	(3,162,000)	2.40	(405,000)	2.00
Cancelled	—		(400,000)	2.18	—	—

Outstanding, end of year	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Exercise price less than the market price on date of grant	150,000	2.00	150,000	2.00	150,000	2.00
Exercise price equals to market price on date of grant	409,000	2.00	701,000	2.00	1,369,000	2.00
Exercise price exceeds to market price on date of grant	1,262,000	2.08	2,459,500	2.05	2,240,000	2.03

	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Range of exercise price
- US$2.00	1,407,500	2.00	2,797,000	2.00	3,559,000	2.00
- US$2.25	413,500	2.25	513,500	2.25	—	—
- US$2.35	—	—	—	—	200,000	2.35

	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02

Exercisable, end of year
- exercise price at US$2.00	1,041,125	2.00	2,093,125	2.00	2,489,500	2.00
- exercise price at US$2.25	413,500	2.25	513,500	2.25	—	—

15.	STOCK-BASED COMPENSATION (CONTINUED)
(a)	Stock incentive plan (Continued)

	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2005		December 31, 2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$
	1,454,625	2.07	2,606,625	2.05	2,489,500	2.00

Weighted average remaining contractual life
- exercise price at US$2.00	4.87 years		6.09 years		6.42 years
- exercise price at US$2.25	1.33 years		2.33 years		—
- exercise price at US$2.35	—		—		8.50 years

All options issued, other than 366,375 options, are immediately exercisable as of December 31, 2006. The 366,375 options are issued and outstanding but only vest in additional increments of 319,500 and 46,875 upon 2007 and 2008 respectively.

(b)	Warrants
(i)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company at US$3.00 per share exercisable through August 15, 2006 in consideration for consultancy services and which have been expired as of December 31, 2006.

(ii)	Pursuant to a strategic advisory services agreement dated July 1, 2003, the Company issued to a consultant warrants to purchase 600,000 shares of common stock of the Company at US$2 per share exercisable through March 31, 2004. The warrants were exercised in January 2004 and 395,570 shares of common stock were issued accordingly pursuant to the cashless exercise.

(iii)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year and 500,000 shares of common stock were issued accordingly.

(iv)	In connection with a private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.5 per share exercisable through March 25, 2012.

15.	STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants (Continued)

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

The fair value of warrants granted during the year ended December 31, 2006 and December 31, 2005 was estimated as US$47 and US$472 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Expected dividend yield	—	—	—
Expected stock price volatility	42.5%	61%	—
Risk-free interest rate	4.67%	3.91%	—
Expected life of warrants	5.5 years	3 years	—
16.	RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationships with the Company
Yih Yu Chuan	Director and major beneficial shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Minor shareholder and former director of a subsidiary of the Company

Andrew N. Bernstein	Non-executive director

16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

		As of December 31,
		2006	2005
	Note	US$	US$
Due from related parties:
Gemological Institute of America, Hong Kong Limited		—	463
Tanzanite (H.K.) Limited	(i)	21	21

		21	484

Due to a related party:
Osorio Mendes Quintino Neto	(i)	15	1,910

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of		23,161	21,244

Guarantee to a bank in respect of mortgage loan granted to Yih Yu Chuan		158	237

(c)	Summary of related party transactions:

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Sales:
- to Osorio Mendes Quintino Neto	940	—	—

Expenses:
Rental expense to Tanzanite (H.K.) Limited	227	150	77
Consultant fee to Osorio Mendes Quintino Neto	180	135	—
Legal fee and director’s fee to Andrew N. Bernstein	116	80	—

	523	365	77

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

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2006
Segment revenue from external customers	108,679	15,112	—	123,791

Income (loss) from operations	10,514	1,456	(2,228)	9,742
Interest income	277	1	4	282
Interest expenses	(3,258)	—	—	(3,258)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	7,533	1,457	(2,224)	6,766
Incomes taxes	(682)	(721)	—	(1,403)
Minority interests in consolidated subsidiaries	(38)	—	—	(38)

Net income	6,813	736	(2,224)	5,325

Significant non-cash items:
-Depreciation	1,425	614	—	2,039
-Minority interests	38	—	—	38
-Stock-based compensation cost	89	—	281	370

Segment assets	103,220	21,302	—	124,522
Total expenditures for additions to long-lived assets	3,078	1,105	—	4,183
Depreciation and amortization	1,425	614	—	2,039

17.	SEGMENT INFORMATION (CONTINUED)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2005
Segment revenue from external customers	97,145	2,501	—	99,646

Income (loss) from operations	8,808	(1,847)	(1,290)	5,671
Interest income	139	—	—	139
Interest expenses	(1,991)	—	—	(1,991)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	6,956	(1,847)	(1,290)	3,819
Incomes taxes	(739)	—	—	(739)
Minority interests in consolidated subsidiaries	(20)	—	—	(20)
Equity in results of investment securities	—	—	—	—
Extraordinary gain on negative goodwill	1,291	—	—	1,291

Net income	7,488	(1,847)	(1,290)	4,351

Significant non-cash items:
-Depreciation	1,154	214	—	1,368
-Extraordinary gain on negative goodwill	(1,291)	—	—	(1,291)
-Minority interests	20	—	—	20
-Stock-based compensation cost	—	—	136	136

Segment assets	101,260	6,970	—	108,230
Total expenditures for additions to long-lived assets	1,864	1,005	—	2,869
Depreciation and amortization	1,154	214	—	1,368

17.	SEGMENT INFORMATION (CONTINUED)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2004
Segment revenue from external customers	76,696	808	—	77,504

Income (loss) from operations	5,636	(543)	(1,963)	3,130
Interest income	38	—	—	38
Interest expenses	(902)	—	—	(902)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	4,772	(543)	(1,963)	2,266
Incomes taxes	(277)	—	—	(277)
Equity in results of investment securities	133	—	—	133

Net income	4,628	(543)	(1,963)	2,122

Significant non-cash items:
-Depreciation	991	41	—	1,032
-Amortization and impairment loss on goodwill	698	—	—	698
-Stock-based compensation cost	—	—	11	11

Segment assets	72,309	1,364	—	73,673
Total expenditures for additions to long-lived assets	560	167	—	727
Depreciation and amortization	991	41	—	1,032

(a)	Geographical areas:

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Revenue from external customers:
US & Canada	76,889	67,780	56,186
Europe and other countries	24,452	20,527	13,062
Japan	2,454	3,686	4,158
PRC (including Hong Kong and Macau)	19,996	7,653	4,098

	123,791	99,646	77,504

17.	SEGMENT INFORMATION (CONTINUED)
(a)	Geographical areas (Continued):

	As of December 31,
	2006	2005
	US$	US$
Carrying amount of long-lived assets:
Hong Kong	5,485	3,492
PRC	4,163	3,933
US	110	196

Total long-lived assets (excluding goodwill)	9,758	7,621
Reconciling items:
Others	114,764	100,609

Total consolidated assets	124,522	108,230

18.	SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%
Customer A	12,700	10	10,772	11	5,671	7
Customer B	10,334	8	13,093	13	7,234	9
Customer C	8,523	7	9,247	9	8,482	11

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

18.	SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)
(b)	Dependence on suppliers (Continued)

The major suppliers of gold accounted 10% or more of total purchases:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2005		2004
	US$	%	US$	%	US$	%
Supplier A	30,150	37	18,031	25	*
Supplier B	3,425	4	9,656	14	20,067	32

*	New supplier since 2005
Trade payables related to these major suppliers were US$Nil and US$Nil as of December 31, 2006 and 2005 respectively.
19.	RECLASSIFICATIONS

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

The following financial statements line items for the fiscal years 2005 and 2004 were affected by the changes in accounting treatment for the acquisition and the restatement of other revenues.
a)	Change in accounting treatment for the acquisition

The Company restated the financial statements for the fiscal years 2005 and 2004 as a result of change in accounting treatment for the step acquisition of GIL, after the Company considered the interpretation of SFAS 141 to reflect these transactions in their respective years.

b)	Restatement of other revenues

The Company restated the financial statements for the fiscal years 2005 and 2004 as a result of change of accounting treatment for the other revenues to be reflected as operating revenue and expenses. The incomes from trading of gemstones of US$4,914 and its related cost of sales of US$4,485 were restated from other revenue to operating revenue and costs of goods sold respectively for the year ended December 31, 2005. Rental incomes of US$120 and US$125 were restated from other revenue to operating revenue for the year ended December 31, 2005 and 2004 respectively. Realized gain on hedging activities of US$96 and US$681 were restated from other revenue to operating expenses for the year ended December 31, 2005 and 2004 respectively.

Consolidated statement of operations for the year ended December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Operating revenue	94,612	99,646	5,034
Cost of goods sold	(72,642)	(77,127)	(4,485)
Gross profit	21,970	22,519	549
Operating expenses - Unrealized (loss) gain on derivatives	(88)	8	96
Operating expenses - Impairment loss on goodwill	—	—	—
Operating income	5,026	5,671	645
Other revenues	784	139	(645)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,819	3,819	—
Extraordinary gain on negative goodwill	378	1,291	913
Net income	3,438	4,351	913

Basic earnings per share
Income before extraordinary item	0.23	0.23	—
Extraordinary item	0.03	0.09	0.06
Net income	0.26	0.32	0.06

Diluted earnings per share
Income before extraordinary item	0.21	0.21	—
Extraordinary item	0.03	0.09	0.06
Net income	0.24	0.30	0.06

Consolidated statement of operations for the year ended December 31, 2004

	As originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Operating revenue	77,379	77,504	125
Cost of goods sold	(61,265)	(61,265)	—
Gross profit	16,114	16,239	125
Operating expenses - Unrealized (loss) gain on derivatives	(482)	199	681
Operating expenses - Impairment loss on goodwill	—	(698)	(698)
Operating income	3,022	3,130	108
Other revenues	844	38	(806)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	2,964	2,266	(698)
Extraordinary gain on negative goodwill	—	—	—
Net income	2,820	2,122	(698)

Basic earnings per share
Income before extraordinary item	0.25	0.19	(0.06)
Extraordinary item	—	—	—
Net income	0.25	0.19	(0.06)

Diluted earnings per share
Income before extraordinary item	0.23	0.18	(0.05)
Extraordinary item	—	—	—
Net income	0.23	0.18	(0.05)

Consolidated balance sheet items as of December 31, 2005

	As originally		Effect of
	reported	As adjusted	change
	US$	US$	US$
Investment securities, net	—	—	—
Total assets	108,230	108,230	—

Additional paid-in capital	31,419	31,204	(215)
Retained earnings	13,609	13,824	215
Total shareholders’ equity	45,008	45,008	—

Consolidated balance sheet items as of December 31, 2004

	As originally		Effect of
	reported	As adjusted	change
	US$	US$	US$
Investment securities, net	1,792	1,094	(698)
Total assets	74,371	73,673	(698)

Additional paid-in capital	23,382	23,382	—
Retained earnings	10,171	9,473	(698)
Total shareholders’ equity	33,488	32,790	(698)

Consolidated statement of cash flow for the year ended of December 31, 2005

	As originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Cash flows from operating activities:
Net income	3,438	4,351	913
Amortization and impairment loss on goodwill	—	—	—
Extraordinary gain on negative goodwill	(378)	(1,291)	(913)
Letters of credit and others	6,464	—	(6,464)
Net cash used in operating activities	(7,758)	(14,222)	(6,464)

Cash flows from financing activities:
Letters of credit and others	—	6,464	6,464
Net cash provided by financing activities	13,986	20,450	6,464

Consolidated statement of cash flow for the year ended of December 31, 2004

	As originally	As	Effect of
	reported	adjusted	Change
	US$	US$	US$
Cash flows from operating activities:
Net income	2,820	2,122	(698)
Amortization and impairment loss on goodwill	—	698	698
Extraordinary gain on negative goodwill	—	—	—
Letters of credit and others	1,804	—	(1,804)
Net cash used in operating activities	(5,690)	(7,494)	(1,804)

Cash flows from financing activities:
Letters of credit and others	—	1,804	1,804
Net cash provided by financing activities	7,375	9,179	1,804

ITEM 19. EXHIBITS
The following exhibits are being filed as part of this Annual Report on Form 20-F:
1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: June 4, 2008	By:	/s/ YU CHUAN YIH
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