Form 20-F/A
period 2006-12-31
LJ INTERNATIONAL INC
filed 2008-06-19
CIK 1046692

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
For the transition period from ____________ to ____________
Commission file number 0-29620
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________
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
LJ INTERNATIONAL INC.
(British Virgin Islands)
100%

•	Lorenzo Jewelry Limited (Hong Kong)

•	Lorenzo Jewellery (Shenzhen) Co., Ltd. (PRC)

•	Shenzhen PGS Jewelry Mfg. (PRC)

•	Lorenzo (Shenzhen) Co., Ltd. (PRC)

•	Lorenzo Crystal Ltd. (Hong Kong)

•	Enzo (Shenzhen) Co., Ltd. (PRC)

•	Enzo Ltd. (Macau)

98%

•	Goldleaves Gems (Shenzhen) Co., Ltd. (PRC)
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
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended April 30, 2002	$2.79	$1.18
Year ended December 31, 2002	$1.56	$1.11
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08

Quarter ended March 31, 2005	$3.59	$2.68

Period	High	Low
Quarter ended June 30, 2005	$2.80	$2.07
Quarter ended September 30, 2005	$3.19	$2.03
Quarter ended December 31, 2005	$3.95	$3.00
Quarter ended March 31, 2006	$4.16	$3.34
Quarter ended June 30, 2006	$3.79	$3.08
Quarter ended September 30, 2006	$4.59	$3.67
Quarter ended December 31, 2006	$4.60	$3.71
Quarter ended March 31, 2007	$12.00	$4.42
Quarter ended June 30, 2007	$12.86	$8.93
Quarter ended September 30, 2007	$12.37	$3.99

Month ended January 31, 2007	$7.53	$4.42
Month ended February 28, 2007	$12.00	$6.86
Month ended March 31, 2007	$10.46	$9.02
Month ended April 30, 2007	$11.19	$8.93
Month ended May 31, 2007	$12.86	$9.63
Month ended June 30, 2007	$11.90	$10.76
Month ended July 31, 2007	$12.12	$10.75
Month ended August 31, 2007	$8.23	$5.95
Month ended September 30, 2007	$7.95	$3.99
Month ended October 31, 2007	$6.15	$4.07
Month ended November 30, 2007	$4.13	$2.18
Month ended December 31, 2007*	$5.38	$3.19

*	Through December 20, 2007

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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures.
     We carried out an evaluation, under the supervision and with the participation of our chairman, chief financial officer and chief operating officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year. Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective.
     There have been no changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.
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
Schedule II — Valuation and Qualifying Accounts for the year ended December 31, 2006, 2005 and 2004
All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
LJ International Inc.
We have audited the accompanying consolidated balance sheets of LJ International Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. Our audits also included the financial statement Schedule II. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
As described in Note 20 to the accompanying consolidated financial statements, the Company has prepared Schedule II in accordance with Securities Exchange Commission Rule 12-09 of Regulation S-X.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LJ International Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
Gruber & Company, LLC
Lake Saint Louis, Missouri
March 14, 2008, except for Note 20 and Schedule II — Valuation and Qualifying
  Accounts which is dated June 12, 2008

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

				Year ended	Year ended
			Year ended	December 31,	December 31,
			December 31,	2005	2004
			2006	US$	US$
	Notes		US$	(Restated)	(Restated)

Operating revenue	2	(c)	123,791	99,646	77,504
Costs of goods sold (Exclusive of depreciation shown separately below.)			(88,867)	(77,127)	(61,265)

Gross profit			34,924	22,519	16,239

Operating expenses
Selling, general and administrative expenses			(23,114)	(15,488)	(11,578)
Net (loss) gain on derivatives			(29)	8	199
Depreciation			(2,039)	(1,368)	(1,032)
Impairment loss on goodwill			—	—	(698)

Operating income			9,742	5,671	3,130

Other income and expense
Interest income	2	(c)	282	139	38
Interest expenses			(3,258)	(1,991)	(902)

Income before income taxes, minority interests, equity in results of investment securities and extraordinary item			6,766	3,819	2,266
Income taxes expense	10		(1,403)	(739)	(277)

Income before minority interests, equity in results of investment securities and extraordinary item			5,363	3,080	1,989
Minority interests in consolidated subsidiaries			(38)	(20)	—

Income before equity in results of investment securities and extraordinary item			5,325	3,060	1,989
Equity in results of investment securities			—	—	133

Income before extraordinary item			5,325	3,060	2,122
Extraordinary gain on negative goodwill	3		—	1,291	—

Net income			5,325	4,351	2,122

Numerator:
Net income used in computing basic earnings per share			5,325	4,351	2,122

Denominator:
Weighted average number of shares used in calculating basic earnings per share			17,390,093	13,438,578	11,118,995
Effect of dilutive potential ordinary shares:
Warrants			118,717	28,738	55,693
Stock options			794,467	854,568	932,786

Weighted average number of shares used in calculating diluted earnings per share			18,303,277	14,321,884	12,107,474

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

				Year ended	Year ended
			Year ended	December 31,	December 31,
			December 31,	2005	004
			2006	US$	US$
	Notes		US$	(Restated)	(Restated)
Basic earnings per share:	2	(g)
Income before extraordinary item			0.31	0.23	0.19
Extraordinary item			—	0.09	—

Net income			0.31	0.32	0.19

Diluted earnings per share:	2	(g)
Income before extraordinary item			0.29	0.21	0.18
Extraordinary item			—	0.09	—

Net income			0.29	0.30	0.18

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			As of December 31,
				2005
			2006	US$
	Notes		US$	(Restated)
ASSETS
Current asset
Cash and cash equivalents			5,863	4,796
Restricted cash	9	(a)	5,489	5,839
Trade receivables, net of allowance for doubtful accounts (December 31, 2006: US$30; December 31, 2005: US$212)			23,894	24,960
Derivatives			3,400	2,034
Available-for-sale securities	2	(n)	2,596	2,496
Inventories	5		68,751	55,941
Prepayments and other current assets			3,118	2,538

Total current assets			113,111	98,604
Properties held for lease, net	6		1,346	1,400
Property, plant and equipment, net	7		8,412	6,221
Due from related parties	16	(b)	21	484
Deferred tax assets			111	—
Goodwill, net	8		1,521	1,521

Total assets			124,522	108,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	9		1,591	2,028
Notes payable	9		3,987	3,079
Capitalized lease obligation, current portion	11		94	20
Letters of credit, gold loan and others	9		33,423	32,643
Derivatives			6,034	3,567
Trade payables			9,213	12,168
Accrued payroll and staff benefits			2,043	1,773
Accrued expenses and other payables			5,509	5,507
Due to related parties	15	(b)	—	1,910
Income taxes payable			735	201
Deferred taxation	10		348	154

Total current liabilities			62,977	63,050
Notes payable, non-current portion			1,378	—
Capitalized lease obligation, non-current portion	11		262	43

Total liabilities			64,617	63,093

Minority interest			166	129

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued 18,977,371 shares as of December 31, 2006 and 15,521,203 shares as of December 31, 2005	13		190	155
Additional paid-in capital			40,456	31,204
Accumulated other comprehensive loss			(56)	(156)
Unearned compensation	2	(q)	—	(19)
Retained earnings			19,149	13,824

Total shareholders’ equity			59,739	45,008

Total liabilities and shareholders’ equity			124,522	108,230

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

						Accumulated
						other
			Common stock		Additional	comprehensive
				Par	Paid-in	income (loss)	Unearned	Retained
			Number	Value	Capital	US$	compensation	earnings	Total
	Notes		of shares	US$	US$	(Note 2(x))	US$	US$	US$

Balance as of January 1, 2004			9,890,006	99	19,802	(151)	—	7,351	27,101

Comprehensive income, net of tax:
Net income			—	—	—	—	—	2,122	2,122
Issuance of common stock on private placement	13	(a)(i)	1,614,082	16	2,730	—	—	—	2,746
Issuance of common stock upon exercise of stock options	13(a)(ii)		405,000	4	806	—	—	—	810
Issuance of common stock upon exercise of warrants	13(a)(ii)		395,570	4	(4)	—	—	—	—
Stock options granted	2	(q)	—	—	48	—	(48)	—	—
Compensation expense recognized during the year	2	(q)	—	—	—	—	11	—	11

Balance as of December 31, 2004 (Restated)			12,304,658	123	23,382	(151)	(37)	9,473	32,790

Comprehensive income, net of tax:
Net income			—	—	—	—	—	4,351	4,351
Exchange translation difference			—	—	—	(5)	—	—	(5)

									4,346
Issuance of common stock upon exercise of stock options	13(a)(iii)		3,162,000	31	7,542	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13(a)(iii)		54,545	1	162	—	—	—	163
Compensation costs for warrants granted	15	(b)	—	—	118	—	—	—	118
Compensation expense recognized during the year	2	(q)	—	—	—	—	18	—	18

Balance as of December 31, 2005 (Restated)			15,521,203	155	31,204	(156)	(19)	13,824	45,008
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

						Accumulated
			Common stock		Additional	other
				Par	Paid-in	comprehensive	Unearned	Retained
			Number	Value	Capital	income (loss)	compensation	earnings	Total
	Notes		of shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2005 (Restated)			15,521,203	155	31,204	(156)	(19)	13,824	45,008

Comprehensive income, net of tax:
Net income			—	—	—	—	—	5,325	5,325
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	100	—	—	100

									5,425
Issuance of common stock on private placement	13(a)(iv)		1,466,668	15	4,176	—	—	—	4,191
Issuance of common stock upon exercise of stock options	13	(a)(v)	1,489,500	15	2,989	—	—	—	3,004
Issuance of common stock upon exercise of warrants	13	(a)(v)	500,000	5	1,735	—	—	—	1,740
Elimination of unearned compensation	2	(q)	—	—	(19)	—	19	—	—
Compensation costs for warrants granted	15	(b)	—	—	158	—	—	—	158
Stock-based compensation	2	(q)	—	—	213	—	—	—	213

Balance as of December 31, 2006			18,977,371	190	40,456	(56)	—	19,149	59,739

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

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, including inbound freight charges, purchasing and receiving cost, inspection costs and internal transfer costs, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory, and which are charged to cost of goods sold. In case of inventory which have been written down below cost at the close of a fiscal year, such reduced amount forms a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

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

Depreciation on PPE is calculated by using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings Leasehold improvement Furniture, fixtures and equipment Plant and machinery Motor vehicles	2% orover the unexpired term of leases shorter of 10% or the unexpired term of leases 20% to 50% 10% 10% to 20%
Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2006, 2005 and 2004 were US$2,039, US$1,368 and US$1,032, respectively.

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

9.	BANKING FACILITIES AND OTHER LOANS

			As of December 31,
			2006	2005
	Note		US$	US$

Bank overdrafts	(a	)	1,591	2,028

Notes payable:
Current portion	(b	)	3,987	3,079

Letters of credit, gold and others:
Letters of credit	(a	)	19,562	13,048
Factoring	(a	)	2,782	8,839
Gold loan	(c	)	11,079	10,756

			33,423	32,643

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

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(a)	Common stock (Continued)
(ii)	During the year ended December 31, 2004, warrants to purchase 600,000 shares of common stock (note 15(b)(ii)) and 405,000 stock options (note 15(a)) were exercised. As a warrant holder elected to take the cashless exercise of 395,570 shares of common stock, a total of 800,570 shares of common stock of the Company were issued accordingly.

(iii)	During the year ended December 31, 2005, warrants to purchase 54,545 shares of common stock (note 13(b)) and 3,162,000 stock options (note 15(a)) were exercised. A total of 3,216,545 shares of common stock of the Company were issued accordingly.

(iv)	In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 13(b)(ii)).

(v)	During the year ended December 31, 2006, warrants to purchase 500,000 shares of common stock (note 15 (b)(iii)) and 1,489,500 stock options (note 15 (a)) were exercised. A total of 1,989,500 shares of common stock of the Company were issued accordingly.
As of December 31, 2006, the Company had 18,977,371 shares of common stock issued.

(b)	Warrants other than stock-based compensation

	As of December 31,
	2006	2005	2004
	Number of	Number of	Number of
	warrants	warrants	warrants

Outstanding, beginning of year	429,676	2,361,721	1,922,500
Granted	632,910	—	484,221
Exercised	—	(54,545)	—
Expired	—	(1,877,500)	(45,000)

Outstanding, end of year	1,062,586	429,676	2,361,721

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (CONTINUED)
(b)	Warrants other than stock-based compensation (Continued)

The following table shows the warrants outstanding as of December 31, 2006.

		Number of
		warrants	Exercise		Expiration
Date of grant	Note	outstanding	price		date

September 1, 2004	(i)	429,676	US$	2.98	September 3, 2009
September 25, 2006	(ii)	396,001	US$	4.50	March 25, 2012
September 25, 2006	(ii)	236,909	US$	4.221	February 5, 2007

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009.

(ii)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

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

The fair value of warrants granted during the year ended December 31, 2006 and December 31, 2005 was estimated as US$47 and US$472 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Expected dividend yield	—	—	—
Expected stock price volatility	42.5%	61%	—
Risk-free interest rate	4.67%	3.91%	—
Expected life of warrants	5.5 years	3 years	—
16. RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yih Yu Chuan	Director and major beneficial shareholder of the Company

Gemological Institute of America, Hong Kong Limited	Common director

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Minor shareholder and former director of a subsidiary of the Company

Andrew N. Bernstein	Non-executive director

16.	RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Summary of balances with related parties:

			As of December 31,
			2006	2005
	Note		US$	US$

Due from related parties:
Gemological Institute of America, Hong Kong Limited			—	463
Tanzanite (H.K.) Limited	(i	)	21	21

			21	484

Due to a related party:
Osorio Mendes Quintino Neto	(i	)	15	1,910

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of			23,161	21,244

Guarantee to a bank in respect of mortgage loan granted to Yih Yu Chuan			158	237

(c)	Summary of related party transactions:

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$

Sales:
- to Osorio Mendes Quintino Neto	940	—	—

Expenses:
Rental expense to Tanzanite (H.K.) Limited	227	150	77
Consultant fee to Osorio Mendes Quintino Neto	180	135	—
Legal fee and director’s fee to Andrew N. Bernstein	116	80	—

	523	365	77

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

     Consolidated statement of operations for the year ended December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Operating revenue	94,612	99,646	5,034
Cost of goods sold	(72,642)	(77,127)	(4,485)
Gross profit	21,970	22,519	549
Operating expenses — Unrealized (loss) gain on derivatives	(88)	8	96
Operating expenses — Impairment loss on goodwill	—	—	—
Operating income	5,026	5,671	645
Other revenues	784	139	(645)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,819	3,819	—
Extraordinary gain on negative goodwill	378	1,291	913
Net income	3,438	4,351	913

Basic earnings per share Income before extraordinary item	0.23	0.23	—
Extraordinary item	0.03	0.09	0.06
Net income	0.26	0.32	0.06

Diluted earnings per share Income before extraordinary item	0.21	0.21	—
Extraordinary item	0.03	0.09	0.06
Net income	0.24	0.30	0.06

     Consolidated statement of operations for the year ended December 31, 2004

	As originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Operating revenue	77,379	77,504	125
Cost of goods sold	(61,265)	(61,265)	—
Gross profit	16,114	16,239	125
Operating expenses — Unrealized (loss) gain on derivatives	(482)	199	681
Operating expenses — Impairment loss on goodwill	—	(698)	(698)
Operating income	3,022	3,130	108
Other revenues	844	38	(806)
Income before income taxes, minority interests, equity in results of investment securities and extraordinary item	2,964	2,266	(698)
Extraordinary gain on negative goodwill	—	—	—
Net income	2,820	2,122	(698)

Basic earnings per share Income before extraordinary item	0.25	0.19	(0.06)
Extraordinary item	—	—	—
Net income	0.25	0.19	(0.06)

Diluted earnings per share Income before extraordinary item	0.23	0.18	(0.05)
Extraordinary item	—	—	—
Net income	0.23	0.18	(0.05)

     Consolidated balance sheet items as of December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Investment securities, net	—	—	—
Total assets	108,230	108,230	—

Additional paid-in capital	31,419	31,204	(215)
Retained earnings	13,609	13,824	215
Total shareholders’ equity	45,008	45,008	—

     Consolidated balance sheet items as of December 31, 2004

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Investment securities, net	1,792	1,094	(698)
Total assets	74,371	73,673	(698)

Additional paid-in capital	23,382	23,382	—
Retained earnings	10,171	9,473	(698)
Total shareholders’ equity	33,488	32,790	(698)

     Consolidated statement of cash flow for the year ended of December 31, 2005

	As
	originally	As	Effect of
	reported	adjusted	change
	US$	US$	US$
Cash flows from operating activities:
Net income	3,438	4,351	913
Amortization and impairment loss on goodwill	—	—	—
Extraordinary gain on negative goodwill	(378)	(1,291)	(913)
Letters of credit and others	6,464	—	(6,464)
Net cash used in operating activities	(7,758)	(14,222)	(6,464)

Cash flows from financing activities:
Letters of credit and others	—	6,464	6,464
Net cash provided by financing activities	13,986	20,450	6,464

     Consolidated statement of cash flow for the year ended of December 31, 2004

	As originally	As	Effect of
	reported	adjusted	Change
	US$	US$	US$

Cash flows from operating activities:
Net income	2,820	2,122	(698)
Amortization and impairment loss on goodwill	—	698	698
Extraordinary gain on negative goodwill	—	—	—
Letters of credit and others	1,804	—	(1,804)
Net cash used in operating activities	(5,690)	(7,494)	(1,804)

Cash flows from financing activities:
Letters of credit and others	—	1,804	1,804
Net cash provided by financing activities	7,375	9,179	1,804

20.	SCHEDULE II
The Schedule II — Valuation and Qualifying Accounts has been prepared in accordance with the Securities Exchange Commission Rule 12-09 of Regulation S-X to disclose the beginning balances, amounts charged to operations, deductions and ending balances of sales returns reserve.

Schedule II — Valuation and Qualifying Accounts
(in thousands)
Sales return reserves

Balance at December 31, 2003	$756
Charges to operations	4,999
Deductions	(5,231)

Balance at December 31, 2004	524
Charges to operations	8,154
Deductions	(6,474)

Balance at December 31, 2005	2,204
Charges to operations	8,581
Deductions	(8,348)

Balance at December 31, 2006	2,437

67

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:
1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

68

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: June 19, 2008	By:	/s/ YU CHUAN YIH
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