Form 20-F
period 2007-12-31
LJ INTERNATIONAL INC
filed 2008-06-30
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Hon Tak Ringo NG, CFO
011-852-2764-3622 (telephone)
ringong@ljintl.com (email)
011-852-2764-3783 (facsimile)
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

$.01 Par Value Common Stock (“Common Stock”)	NASDAQ
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
21,437,172 Shares of Common Stock as of December 31, 2007
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑	U.S. GAAP

☐	International Financial Reporting Standards as issued by
the International Accounting Standards Board

☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐	Item 17

☐	Item 18
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
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
(US Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to the five-year period ended December 31, 2007 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.
Selected Financial Data

	Years ended December 31,
	2007	2006	2005	2004	2003
Statement of Operations Data:
Revenues	152,037	123,791	99,646	77,504	58,330
Cost of Goods sold	(112,508)	(88,867)	(77,127)	(61,265)	(44,947)
Gross profit	39,529	34,924	22,519	16,239	13,383
Operating expenses
Selling, general and administrative	(30,399)	(23,114)	(15,488)	(11,578)	(9,133)
Net (loss) gain on derivatives	(4)	(29)	8	199	87
Depreciation	(3,095)	(2,039)	(1,368)	(1,032)	(1,184)
Impairment on property, plant and equipment	—	—	—	—	(84)
Amortization and impairment loss on goodwill	—	—	—	(698)	(200)

Operating income	6,031	9,742	5,671	3,130	2,869
Other income and expenses
Interest income	273	282	139	38	41
Interest expenses	(3,103)	(3,258)	(1,991)	(902)	(753)

Operating income before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,201	6,766	3,819	2,266	2,157
Income taxes expense	(1,711)	(1,403)	(739)	(277)	(352)
Income before minority interests, equity in results of investment securities and extraordinary item	1,490	5,363	3,080	1,989	1,805
Minority interests in consolidated subsidiaries	(1)	(38)	(20)	—	8
Income before equity in results of investment securities and extraordinary item	1,489	5,325	3,060	1,989	1,813
Equity in results of investment securities	—	—	—	133	(851)
Income before extraordinary item	1,489	5,325	3,060	2,122	962
Extraordinary gain on negative goodwill	—	—	1,291	—	—

Net income	1,489	5,325	4,351	2,122	962

Net income per share:
Basic	0.07	0.31	0.32	0.19	0.11
Diluted	0.07	0.29	0.30	0.18	0.10

Weighted average number of shares:
Basic	21,064	17,390	13,439	11,119	8,757
Diluted	22,289	18,303	14,322	12,107	9,706

Balance Sheet Data:
Working capital	62,786	50,134	35,554	23,617	17,053
Total assets	134,144	124,522	108,230	73,673	59,885
Long-term obligation	1,335	1,640	43	58	77
Total stockholders’ equity	72,668	59,739	45,008	32,790	27,101
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
     Although we sell to a large number of customers in a variety of markets, one of our customers accounts for at least 10% of our sales. For the fiscal years ended December 31, 2006 and 2007, this customer accounted for approximately 8% of our 2006 sales and 10% of our 2007 sales. This customer is a non-affiliated third party and is not a related party of the Company or any of its subsidiaries. Although we have maintained a good and longstanding relationship with this customer, we do not have any long-term contract with it and it orders only on a “purchase order” basis. The loss of this customer or a significant reduction in its orders would have a materially adverse effect on our revenues.
We face significant competition from larger competitors in our wholesale and retail operations.
     The making and distribution of jewelry is a highly competitive industry characterized by the diversity and sophistication of the product. We compete with major domestic and international companies with substantially greater financial, technical and marketing resources and personnel than us. There can be no assurance that other jewelry makers will not similarly develop low-cost, high-volume production capability or an even better process, providing greater competition for us and materially affecting our business prospects.

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
     The National People’s Congress, the Chinese legislature, on March 16, 2007 passed a new enterprise income tax law, which became effective on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate (“EIT”) to both foreign invested enterprises and domestic enterprises, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the existing preferential tax treatments until December 31, 2012. Existing companies are required to transition to the new EIT rate over a five-year period starting January 1, 2008.

     Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.
     If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the British Virgin Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if our British Virgin Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares
Our products are currently made at our production facility located in Shenzhen, China. However, our insurance may not adequately cover any losses due to fire, casualty or theft.
     We have obtained fire, casualty and theft insurance covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.
Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     The approximately 34% of our wholesale sales during the fiscal year ended December 31, 2007 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 66% of our total wholesale sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.

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
     Our wholesale business is our major revenue contributor and accounts for 77% of our total revenue. Geographically, North America is a major market for our wholesale business and contributes 68% of our revenues. Accordingly, the revenue of our wholesale business in the US market accounts for 53% of our total revenue. Any substantial decline of the US economy may adversely affect the spending patterns of the US consumers which could, in turn, adversely affect our revenue and income from the region.
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
     Several lawsuits have been filed against us and certain officers and members of the Board of Directors, alleging false representations and material omissions in connection with press releases, SEC filings and other statements that purportedly overstated the Company’s business prospects and financial results. These lawsuits are described more fully in Part I, Item 8 and in Part I, Item 18, Note 12 to our consolidated financial statements contained in this Form 20-F. Defending these lawsuits has and will continue to result in significant expenditures and the diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. From time to time, we may become involved in other litigation or other proceedings. Matters arising out of or related to the outcome of litigation could possibly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
          LJ International Inc. (“we” or the “Company”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2007, we owned all of the issued share capital in the following significant subsidiaries except Goldleaves Gems (Shenzhen) Co., Ltd.:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
          Our principal place of business and our executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
          During our last three fiscal years, we have made the following significant capital expenditures:
•	we invested $670,000 for the purchase of 1,639 square meters of production space in our Shenzhen, China facility during the fiscal year ended December 31, 2005

•	we acquired an additional 78% of the equity of Goldleaves International Limited for $2,827,500 during the fiscal year ended December 31, 2005

•	we spent $1,105,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2006

•	we spent $1,977,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2007
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
     We employ an international design team and all of our designs and merchandising strategies are proprietary. The exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.
     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
     For the years ended December 31, 2006 and 2007, approximately 62% and 53% of our sales were in North America.
     In addition to our “wholesale” line of business involving direct sales to retailers, we have expanded into the “retail sales” line of business involving direct sales to consumers in China through company-owned retail stores under the brand name ENZO. In March 2004, we opened our first retail store in Hong Kong and opened our flagship store in Shanghai in November 2004. As of June 11, 2008, we currently operate 98 ENZO retail stores across Hong Kong, China and Macau.

     The following is a breakdown of our total revenues by geographic market for each of our past three financial years:

	Year ended December 31,
	2007	2006	2005
(in thousands)	US$	US$	US$
US & Canada	80,572	76,889	67,780
Europe and other countries	32,597	24,452	20,527
Japan	2,206	2,454	3,686
PRC (including Hong Kong and Macau)	36,662	19,996	7,653

	152,037	123,791	99,646

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
     In addition, rising income levels coupled with the growing urban population in China have helped the jewelry market record double-digit growth annually. The continuing acceleration of the urbanization trend in China will likely result in improved income levels, thereby increasing private consumption. The Chinese Government has also encouraged consumer spending by instituting longer national holidays and increasing the salary of civil servants.
     Management believes that China is the largest consumer of platinum and jade in the world for the past three years, the largest consumer of diamonds in Asia, and the second largest consumer of gold in the world.
Our Business Strategy
     Our business strategy is to:
•	increase our market share of moderately priced high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production processes to produce diamond and high-end precious stone jewelry in addition to high volume, high-quality colored products;

•	further develop our existing customer relationships with our specialized services; and

•	expand aggressively into new distribution channels, particularly in the United States, China, Western Europe, Japan, Russia and the Middle East.
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
Our China Retail Sales Strategy
     In 2004, we initiated a retail sales strategy aimed at gaining market share in the rapidly growing consumer market in China. We opened three ENZO stores, two in China (including a flagship store in Shanghai) and one in Hong Kong. We believe that China represents an excellent retail sales opportunity for several reasons:
•	significant retail market — China’s retail sales exceed $600 billion annually, making China the third largest market in the world.

•	large and growing jewelry market — we estimate that China’s jewelry sales totaled nearly $17 billion in 2006 and $26 billion in 2007.

•	large pool of consumers — China has a population of more than 1.3 billion people. We estimate that roughly 160 million Chinese have enough income to purchase luxury goods.

•	favorable regulatory changes — as a member of the World Trade Organization, China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized.

•	changing consumer preferences — Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs.
     We are expanding into China by means of Company-owned and -operated retail stores and supplier relationships with leading retailers, such as Carrefour.
     We intend to implement our business strategy by:
•	expanding our retail jewelry market in China by planning to open additional ENZO stores in China during 2008

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels and further developing business with retail jewelry chains in the US.
Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for nine years and has more than 14,000 square meters of production space. We currently employ approximately 3,000 skilled gemstone cutters and production personnel and turned out approximately two million pieces of finished fine jewelry during the fiscal year ended December 31, 2007.
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
Wholesale
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
Retail
     Our retail brand, ENZO focuses on brand building strategy that differentiates itself from the many mass market local competitors. This is the result of continuous marketing programs that built an unique image and identity for ENZO.
     ENZO has combined its product, sales and marketing programs that align with the strategic direction of reinforcing the brand as one of the most recognized foreign jewelry brands in China.
     With almost 100 retail points covering strategic locations in major cities, ENZO is the foreign jewelry brand with the highest number of retail points in China. This perfect retail platform provides the most effective touch points for the consumers, in particular the fast growing middle class segment in China.
     In 2007, total jewelry retail sales in China reached $26 billion and is expected to grow at a double digit rate over the next few years.

Design and Product Development
     We have 20 internationally trained designers who work in our Hong Kong and China offices. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.
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
C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2007.
     The following chart provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
     100%
•	Lorenzo Jewelry Limited (Hong Kong)

•	Lorenzo Jewellery (Shenzhen) Co., Ltd. (PRC)

•	Lorenzo (Shenzhen) Co., Ltd. (PRC)

98%

•	Goldleaves Gems (Shenzhen) Co., Ltd. (PRC)

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
     LJ International Inc., via its operating subsidiaries, designs, manufactures, distributes and markets a full range of fine jewelry through both wholesale and retail channels under the tradenames of LORENZO and ENZO, respectively. In term of sales revenue, geographically the US and the PRC are the two major contributors.
     Our product types include ring, bracelet, necklace, earring and pendant, and we are one of the prominent companies in colored gemstones that employ the mine-to-market strategy for cost minimization and ease of quality and production lead time control. Our colored gemstones are mainly imported from Brazil and Africa which supply, in term of color, size and quality, the best colored gemstones in the world, the choices of which to customers are many and diversified that includes, amongst others, ametrine, amethyst, aquamarine, imperial topaz, tourmaline, white topaz, tanzanite, mandarine garnet, topaz, ruby, sapphire and emerald.
     Our wholesale customers comprise fine jewelers, national jewelry chain stores, department stores and television shopping networks in North America, Western Europe, Japan and China. To keep in touch with our customers and to ensure that they are updated with our latest designs and products, we exhibited at the following international jewelry shows in 2007: Hong Kong January Int’l Jewellery & Watch Show, VicenzaOro1, JA Int’l Jewelry (Winter) Show, Tucson “2007” Gem Show, Hong Kong International Jewellery Show 2007, BaselWorld, The JCK Show — Las Vegas 2007, JA International Jewelry (Summer) Show, VicenzaOro Autumn, Hong Kong Jewellery & Watch Fair - September 2007, JANY Special Delivery Show, and Jewellery Collection Dubai.
     Our retail customers in China are individual consumers. Under the segment of retail business, besides classic affordable luxury jewelry items that are available in our ENZO retail shops, the Company also operates the ENZO Signature line that represents a truly luxury premium line of jewelry that comprises, amongst others, diamond, ruby, sapphire, emerald and tourmaline. 2007 represents a year of rapid growth of ENZO in the PRC that it opened, net, 50 stores in the PRC — as at December 31, 2007 there were 91 stores in the PRC compared to 41 stores as at December 31, 2006.
     Our business strategies include broadening the retail product line, and diversifying our customer base. Besides focusing on our traditional colored gemstone jewelry business, we are also continuing to develop our diamond jewelry business at our ENZO stores. Product initiatives include a variety of different sizes, shape and cutting methods. Successful examples include our ENZO88 and Gabrielle Diamond lines. The expansion of our diamond jewelry business will diversify our already strong presence in colored jewelry, offering increasing choices of jewelry products to our customers.

     The revenue mix of the two streams of business of LORENZO (wholesale) and ENZO (retail) were roughly in the ratio of 77% to 23% for the year ended December 31, 2007.
     The wholesale business focuses on the US market with sales made to those $100 Million Supersellers such as Sterling Jewelers Inc, Fred Meyer Jewelers, Helzberg Diamonds, ShopNBC, Zales Corporation, QVC, Wal-Mart, Finlay Fine Jewelry, Home Shopping Network, Ben Bridge Jeweler, Kohl’s Corporation, Macy’s East, Macy’s West and JC Penney. The turnover of our sales to those Supersellers in the US and Canada amounted to $80.6 million for 2007 compared to $76.9 million in 2006, an increase of 5%.
     Employing the brand new ENZO name, the retail business operates in the Asia Pacific region, with a primary focus on the PRC market. ENZO currently has 94 stores in the PRC, two stores in Macau and one store in Hong Kong, totaling 97 stores. ENZO now has one or more retail locations in China’s richest and largest population cities, including Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi, Tianjin, Dalian, Shenzhen, Changchun, Tangshan, Guiyang, Xian, Anshan, Changshou, Hefei, Taiyuan, Shijiazhuang, Zhengzhou, Nanchang, Chongqing, Kunming and Jinan. Our ENZO stores in the PRC operate in department stores and shopping malls. 18K gold is the most popular, followed by 24K jewelry. The most popular diamonds are of 0.21 carat to 0.49 carat.
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
Collectibility of Accounts Receivable. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Our international sales are settled via letter of credit or open account. For export sales on open account, we purchased trade credit insurance to cover the risk of collectibility, the insured percentage is 85% on the invoiced amount to customers. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.
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
Stock-based Compensation. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS 123R), Share-Based Payment. SFAS 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 15 to our consolidated financial statements included elsewhere in this annual report.
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
We have determined that iBBC Inc., a subsidiary of the Company in the US, is the reporting unit for goodwill impairment testing. The fair value of iBBC Inc. is determined based on the discounted expected cash flow method. The discount rate was based on the subsidiary’s weighted average cost of capital. The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of iBBC Inc.’s weighted average cost of capital and other variables. Although we believe that the assumptions adopted in our discounted cash flow model are reasonable, those assumptions are inherently unpredictable and uncertain.
We had goodwill of US$1,521,000 as of December 31, 2006 and 2007. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2007. Consequently, no goodwill impairment has been recognized.
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
Fair Value of Financial Instruments. The Company follows Statement of Financial Accounting Standards No. 107 (SFAS No. 107), Disclosures about Fair Value of Financial Instruments, for its financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, notes payable, capital lease obligations, accounts payable, income taxes payable, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.
A. OPERATING RESULTS.
Reclassifications
     Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Revenues

Wholesale
Jewelry product	$117,689	$108,679	$95,318	8%	14%
Giftware product	$—	$—	$1,827	N/A	-100%

	$117,689	$108,679	$97,145	8%	12%
Retail	$34,348	$15,112	$2,501	127%	504%

	$152,037	$123,791	$99,646	23%	24%

     The increase in revenue of jewelry product of wholesale of $9,010,000 or 8% to $117,689,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006, was primarily attributable to the increase in average selling price of 4%, increase in order quantity of 8%.
     The increase in revenue of jewelry product of wholesale of $13,361,000 or 14% to $108,679,000 for the year ended December 31, 2006, compared to the year ended December 31, 2005, was primarily attributable to the increase in average selling price of 1% , increase in order quantity of 7% and increase of $3.2 million from the launch of a gold jewelry product line.

     The revenue of giftware product of wholesale for the year ended December 31, 2005 was $1,827,000. This product line with low profit margin was closed during the third quarter of 2005.
     The Company’s retail business increased by $19,236,000, or 127% to $34,348,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006. This increase was primarily due to the successful launch of the ENZO Signature line of high-end jewelry which accounted for $12,951,000 of the Company’s retail business. The remaining increase was due to the Company’s new ENZO retail store openings and the continued operation of its existing 51 ENZO retail stores, that is, a total of 95 ENZO retail stores in full operation compared to a total of 44 ENZO retail stores on December 31, 2006.
     The Company’s retail business increased by $12,611,000, or 504%, from 2005 to $15,112,000 for the year ended December 31, 2006. This increase was primarily due to the successful launch of the ENZO Signature line of high-end jewelry. The service income related to line of high-end jewelry accounted for $4,130,000 of the Company’s retail business in 2006. The remaining increase was due to the Company’s new ENZO retail store openings and the continued operation of its existing 26 ENZO retail stores, that is, a total of 44 ENZO retail stores in full operation compared to a total of 18 ENZO retail stores on December 31, 2005.
Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Cost of sales and gross profit

Cost of sales
Wholesale	$95,528	$83,387	$75,645	15%	10%

% of revenues	81%	77%	78%

Retail	$16,980	$5,480	$1,482	210%	270%

% of revenues	49%	36%	59%

Total	$112,508	$88,867	$77,127	27%	15%

% of revenues	74%	72%	77%

Gross profit
Wholesale	$22,161	$25,292	$21,500	-12%	18%

% of revenues	19%	23%	22%

Retail	$17,368	$9,632	$1,019	80%	845%

% of revenues	51%	64%	41%

Total	$39,529	$34,924	$22,519	13%	55%

% of revenues	26%	28%	23%
     The gross profit margin of wholesale decreased to 19% for the year ended December 31, 2007 from 23% for the year ended December 31, 2006 and was attributable to the sales of product which are with lower gross profit margin.

     The gross profit margin of wholesale increased to 23% for the year ended December 31, 2006 from 22% for the year ended December 31, 2005 and was attributable to the sales of a higher-end product mix.
     The gross profit margin of ENZO retail operation decreased to 51% for the year ended December 31, 2007 compared to 64% for the year ended December 31, 2006. The gross profit margin of 64% in 2006 was attributable to the service income from launch of the ENZO Signature line of jewelry products which substantially increased the retail division’s gross profit margins. Excluding the contribution from service income, the gross profit margin of retail operation remained at 51% for the years ended December 31, 2007 and 2006.
     The gross profit margin of ENZO retail operation increased to 64% for the year ended December 31, 2006 compared to 41% for the year ended December 31, 2005 and was attributable to the service income from launch of the ENZO Signature line of jewelry products which substantially increased the retail division’s gross profit margins. Excluding the service income, the gross profit margin of retail operation was 51% for the year ended December 31, 2006.
Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Selling, general and administrative expenses

Wholesale	$13,072	$13,324	$11,545	-2%	15%
Retail	$15,251	$7,562	$2,653	102%	185%
Corporate	$2,076	$2,228	$1,290	-7%	73%

	$30,399	$23,114	$15,488	32%	49%

% of revenues	20%	19%	16%
     Selling, general and administrative expenses increased by 32% for the year ended December 31, 2007, compared to the year ended December 31, 2006. For the wholesale business, the selling, general and administrative expenses decreased by 2% for the year ended December 31, 2007, compared to the same of year 2006. The decrease was mainly attributable to decrease in development cost of new products, designs and markets. The expenses incurred by the retail business of $15,251,000, or 102% increase of the same for the year ended December 31, 2006, comprised advertising cost of $2,058,000, rental cost of $5,367,000, staff cost of $4,933,000 and other expenses of $2,893,000 as a result of higher sales and increased store counts. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.

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
Net gain (loss) on derivatives

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Unrealized (loss) gain on derivatives	$(349)	$190	$(88)	-284%	-316%

% of revenues	0%	0%	0%

(With the hedging mechanism in place, we have the realized gain on hedging activities)

Realized gain (loss) on hedging activities	$345	$(219)	$96	-258%	-328%

% of revenues	0%	0%	0%

Net (loss) gain on derivatives and hedging activities	$(4)	$(29)	$8	-86%	-463%

% of revenues	0%	0%	0%
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
          Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred an unrealized loss of $349,000 for the year ended December 31, 2007, and an unrealized gain of $190,000 and an unrealized loss of

$88,000 for each of the years ended December 31, 2006 and 2005 respectively; and a realized gain of $345,000 for the year ended December 31, 2007, and a realized loss of $219,000 and a realized gain of $96,000 on derivatives for each of the years ended December 31, 2006 and 2005 respectively.
          The hedging mechanism has been in place since 2003. We secured position of a net loss of $4,000 and $29,000 for each of the years ended December 31, 2007 and 2006, respectively, and a net gain on derivative hedging activities of $8,000 for the year ended December 31, 2005.
Depreciation

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Depreciation
Wholesale	$1,995	$1,425	$1,154	40%	23%

% of revenues	2%	1%	1%

Retail	$1,100	$614	$214	79%	187%

% of revenues	3%	4%	9%

Total	$3,095	$2,039	$1,368	52%	49%

% of revenues	2%	2%	1%
          Depreciation of wholesale business increased by 40% to $1,995,000 for the year ended December 31, 2007 from $1,425,000 for the year ended December 31, 2006, which reflected the amortization on the on-going capital expenditures, and a full year’s amortization on cost of renovation and motor vehicles incurred in 2006. Depreciation of retail business increased by 79% to $1,100,000 for the year ended December 31, 2007 from $614,000 for the year ended December 31, 2006 which reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.
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

Interest cost

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Interest expenses	$3,103	$3,258	$1,991	-5%	64%

% of revenues	2%	3%	2%
          Interest expenses decreased by $155,000 or 5% to $3,103,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006, was primarily attributable to the decrease in interest rates and decrease in utilization level of credit lines of letters of credit and gold loans.
          Interest expenses increased by $1,267,000, or 64% to $3,258,000 for the year ended December 31, 2006, compared to the year ended December 31, 2005. This increase reflected the continuous increase in interest rates and a higher utilization level of credit line facilities as working capital.
Income taxes

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Income taxes expense
Wholesales	$1,015	$682	$739	49%	-8%

% of revenues	1%	1%	1%

Retail	$696	$721	$0	-3%	N/A

% of revenues	2%	5%	0%

Total	$1,711	$1,403	$739	22%	90%

% of revenues	1%	1%	1%
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
          One of our subsidiaries in China is enjoying the tax holiday as its first profit-making year in 2004 and another subsidiary in China is enjoying the tax holiday as its first profit-making year in 2005. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 15%.
          For other subsidiaries in China, the prevailing corporate income tax rate is 33%. The prevailing corporate income rate is 15% for companies operating in special economic zones of China.
          Incomes taxes included tax under provision adjustment of $195,000, $72,000 and $77,000 for the years ended December 31, 2007, 2006 and 2005 respectively, after the finalization of tax assessment for prior years.
Extraordinary gain on negative goodwill

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2007	2006	2005	2007-2006	2006-2005
Extraordinary gain on negative goodwill	$0	$0	$1,291	N/A	-100%

% of revenues	0%	0%	1%
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
Foreign Exchange
          Approximately 76% of our sales are denominated in US Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by US Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong

Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.
Governmental economic and political policies and factors
          For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 4 to 10.
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
Cash Flows

	Years ended December 31,
(in thousands)	2007	2006	2005
Net cash provided by (used in) operating activities	$2,203	$(6,200)	$(14,222)
Net cash used in investing activities	(1,806)	(3,829)	(4,655)
Net cash (used in) provided by financing activities	(1,309)	11,096	20,450
Effect of foreign exchange rate change	—	—	(5)
Net (decrease) increase in cash and cash equivalents	(912)	1,067	1,568

Operating Activities:

	Years ended December 31,
(in thousands)	2007	2006	2005
Cash flows from operating activities:
Net income	$1,489	$5,325	$4,351
Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	3,095	2,039	1,368
Extraordinary gain on negative goodwill	—	—	(1,291)
Unrealized (gain) loss on derivatives	—	(48)	88
Loss on disposal and write-off of property, plant and equipment	45	3	8
Reversal of doubtful debts	(2)	(40)	(72)
Minority interests	1	37	20
Compensation costs for warrants granted	157	158	118
Compensation expenses recognized during the year	330	213	18
Changes in operating assets and liabilities:
Trade receivables	702	1,106	(8,607)
Inventories	(13,261)	(12,810)	(12,060)
Prepayments and other current assets	596	(580)	601
Due from related parties	21	463	7
Trade payables	9,487	(2,955)	1,883
Accrued expenses and other payables	(1,432)	272	(854)
Income taxes payable and deferred taxation	975	617	200

Net cash provided by (used in) operating activities	2,203	(6,200)	(14,222)

          Net cash provided by and used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.
          For the year ended December 2007, net cash provided by operating activities was comprised of a net income of $1,489,000, non-cash adjustment of $3,626,000 including adjustment of $3,095,000 for depreciation.
          For the year ended December 2006, net cash used in operating activities was comprised of a net income of $5,325,000, non-cash adjustment of $2,362,000 including adjustment of $2,039,000 for depreciation.
          Significant changes in assets and liabilities were as follows:
          Trade receivables were decreased by $702,000 and $1,106,000 for the year ended December 31, 2007 and 2006 respectively.

          Inventory balance was increased by $13,261,000 and $12,810,000 for the year ended December 31, 2007 and 2006 respectively. It was the accumulation of inventory of gemstones in anticipation of significant increase in sales for the new fiscal year, and the build up of inventory for retail business, the rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders.
          Trade payables increased by $9,487,000 for the year ended December 31, 2007 due to increased level of material purchases during last quarter of the year. The decrease by $2,955,000 for the year ended December 31, 2006 due to reduced level of material purchases during last quarter of the year.
Investing Activities:
          For the year ended December 31, 2007, net cash used in investing activities was for capital expenditures and partially offset by the deduction in restricted cash. Capital expenditures were mainly for renovation of headquarter office in Hong Kong, on-going improvements of the existing production facilities in Shenzhen, and other business necessities, and renovation of new stores for the retail business.
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

          Our capital expenditures by category for the periods presented were:

	Years ended December 31,
(in thousands)	2007	2006	2005
Land & buildings	$—	$—	$617
Leasehold improvement	$2,156	$2,852	$783
Furniture, fixtures and equipment	$660	$690	$1,060
Plant and machinery	$322	$260	$209
Motor vehicles	$1	$381	$200

Total	$3,139	$4,183	$2,869

Financing Activities:
          Net cash used in financing activities for the year ended December 31, 2007 was $1,309,000, which included proceeds of $10,576,000 from issuance of shares upon exercise of stock options and warrants, sales proceeds of derivatives, increase of new loans and offset by the repayment of matured bank loans, change in letter of credit and factoring and increase in bank overdrafts utilization level.
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

          Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2007	2006	2005
Letters of credit	$38,957	$41,046	$31,533
Overdraft	$4,141	$3,564	$3,461

	43,098	44,610	34,994

Utilized :
Letters of credit utilized	$16,653	$22,344	$21,887
Overdraft utilized	$2,977	$1,591	$2,028

	19,630	23,935	23,915

          The letters of credit and bank overdrafts are denominated in HK dollars and US dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.
          The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
          Notes payable:

	Years ended December 31,
(in thousands)	2007	2006	2005
Notes payable	$5,201	$5,365	$3,079
          We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in HK dollars and Renminbi and bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2007	2006	2005
Gold loans outstanding (in $)	$4,883	$11,079	$10,756
Gold loans outstanding (in troy ounces)	11,150	26,920	27,920

Gold loan interest rate	3.1%-3.3%	2.6%-3.1%	2.4%-2.6%
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
Looking Forward:
          We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2008.
Impact of recently issued US GAAP accounting standards
     SFAS No. 157. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. We are required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the adoption of SFAS No. 157 will have a material impact on its financial statements.

      SFAS No. 159. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. We do not expect the adoption of SFAS No. 159 will have a material impact on its financial statements.
     SFAS No. 141R. In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), Business Combinations, which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We are required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of the adoption of SFAS No. 141R on our consolidated financial statements.
          SFAS No. 160. In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), Non-controlling Interests in Consolidated Financial Statements. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are required to adopt this new standard for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 160 on our consolidated financial statements.
           SFAS No. 161. In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (SFAS No. 161), Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We are required to adopt this new statement for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 161 on our consolidated financial statements.
          SFAS No. 162. In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (SFAS No. 162), The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the impact of the adoption of SFAS No. 162 on our consolidated financial statements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
          During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.
D. TREND INFORMATION.
          Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
          As of the December 31, 2007, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	I year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations

Capital (Finance) Lease Obligations	273	92	160	21	—

Operating Lease Obligations	3,299	1,838	1,330	131	—

Total	3,572	1,930	1,490	152	—

          We had entered into finance lease agreements for the purchase of motor vehicles in 2003 and 2006. The financed amounts were $95,000 and $366,000, bearing interest at 5%-6% and 3.25%-3.5% per annum, and repayable in 60 monthly installments beginning in 2003 and 2006 respectively. A minimum finance charge may be charged if we pay off all the balances early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
          Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	68	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	43	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	48	Chief Financial Officer and Director
Andrew N. Bernstein	55	Independent Non-Executive Director
Xiang Xiong Deng	43	Independent Non-Executive Director
Jin Wang	37	Independent Non-Executive Director
Jieyun Yu	42	Independent Non-Executive Director
Po Yee Elsa Yue	43	Independent Non-Executive Director (1)
Chi Fai Frank Cheung	45	Independent Non-Executive Director (2) (3)
Wing Kwan Ted Lai	45	Independent Non-Executive Director (3)
Kelvin Wong	41	Independent Non-Executive Director (3)

(1)	Resigned effective June 1, 2007

(2)	Appointed effective June 1, 2007

(3)	Resigned effective October 15, 2007
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
          Mr. Bernstein joined us as an independent non-executive director in July 2005. He serves on the Compensation and Nominating Committees. He earned his Bachelor of Science degree from Cornell University in 1974 and his Juris Doctor degree from Boston College Law School in 1977. Since 1978, Mr. Bernstein has been engaged in the private practice of law in Denver, Colorado, with emphasis on the representation of private and public companies and their transactional, corporate and securities matters. Mr. Bernstein has served as our US securities counsel since March 1997.
          Mr. Deng joined us and was appointed as an independent non-executive director effective October 29, 2007. He serves on the Audit and Nominating Committees. He has served as a Director of Intermost Corp. (OTCBB: IMOT) since August 2005 and was appointed Acting Chief Executive Officer of that company from August 2005 to September 2007. Mr. Deng graduated from Shenzhen University (Bachelor of Law) and Shanghai Jiao Tong University (MBA). He is a member of the Shenzhen Board of Arbitration and formerly the General Manager of a number of state-owned and private enterprises. He is experienced in both capital management and investment banking.
          Mr. Wang joined us and was appointed as an independent non-executive director effective October 29, 2007. He serves as chair of the Audit Committee and a member of the Nominating and Compensation committees. He is currently Vice President of the Shenzhen Shengwei Taxation Co. Ltd. and has held that position since January 2006. Before that, he served in a number of posts with responsibilities for financial management and auditing. These include Project Manager of the Audit Department at the accounting firm Shenzhen Changcheng (2004-2005), Assistant Financial Manager at Shenzhen Jinggong Design and Decoration Co. Ltd. (2003-2004) and Manager of the Finance Department at Jiaguo Trading (Shenzhen) Co. Ltd., a wholly owned subsidiary of Bank of China Group Investment Co. Ltd (1997-2003).
          Ms. Yu joined us and was appointed as an independent non-executive director effective October 29, 2007. She serves on the Audit and Compensation committees. She is currently Assistant Manager of Finance at the headquarters of the Bank of China Group Insurance Co. Ltd. and General Manager of Finance at the company’s Shenzhen Branch Office. She has held these positions since June 2003. Earlier, she served in finance management positions for Midland Realty (Shenzhen) Co. Ltd. (2001-2002), Intermost Corp. (1998-2001) and Guanghua Zhaori Production Co. Ltd. (1992-1998). Before that she was a statistician and auditor (1998-2002) at the Shenzhen Culture Bureau.
          Ms. Yue served as an independent non-executive director from December 1999 until her resignation effective June 1, 2007. She is a graduate gemologist from the Gemological Institute of America and served as vice president of GIA, Hong Kong, from August 1994 to December 2002. Her responsibilities included managing the Hong Kong office and administering their education programs, marketing and related activities. Since December 2002, Ms. Yue has served as a manager for a colored gems import and export trading company.

          Mr. Cheung served as an independent non-executive director from his appointment effective June 1, 2007 until his resignation effective October 15, 2007. He has over 20 years of experience in accounting, finance and administration and has held senior positions in various multinational companies. He is the chief financial officer and an executive director of Sun Innovation Holdings Ltd., a Hong Kong Stock Exchange-listed company engaged in property investment and in providing value-added media and entertainment products to mobile phone users. He holds an MBA from University of Technology, Sydney, Australia, and is an associate member of the Hong Kong Institute of Certified Public Accountants as well as fellow member of the Association of Chartered Certified Accountants. From 2001 to 2003, he was a director of e-Lux (Hong Kong) Ltd., a subsidiary of e-Lux Corporation, in charge of value-added telecommunications in Hong Kong, Taiwan and the People’s Republic of China.
          Mr. Lai served as an independent non-executive director from July 2005 until his resignation effective October 15, 2007. He is a lawyer by profession. Mr. Lai received his law degree from the University of London in 1984. He progressed from his legal career to become the managing director of a listed company in Hong Kong at the age of 25 from 1987 to 2001. Mr. Lai was in charge of the legal, accounting and investment operations of the company. Since 2001, he manages his own investments and serves as a consultant to a law firm.
          Mr. Wong served as an independent non-executive director from July 2005 until his resignation effective October 15, 2007. Since 2002, he serves as the finance director of a Hong Kong-based private conglomerate group which mainly engages in garment manufacturing and property investments. Mr. Wong earned a Bachelor of Science degree from the University of Southern California in 1990, majoring in accounting. He was formerly the manager of the Assurance and Business Advisory Services division of PriceWaterhouseCoopers in Hong Kong. Mr. Wong has over 14 years of experience in the accounting and finance field. He is currently a member of the American Institute of Certified Public Accountants, the California State Board of Accountancy and the Hong Kong Institute of Certified Public Accountants.

B. COMPENSATION.
          The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2007 on an accrual basis, for services in all capacities, was $1,477,000. During the fiscal year ended December 31, 2007, we contributed an aggregate amount of $41,000 toward the pension plans of our directors and executive officers.
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
          On January 3, 2005, we had granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares, respectively, at $3.00 per share at any time through March 30, 2005.
          On July 22, 2005, we had granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 413,500 shares, 300,000 shares and 300,000 shares, respectively, at $2.25 per share at any time through April 30, 2008.
          We did not grant any options to any of our directors or executive officers during the fiscal year ended December 31, 2006.
          On January 5, 2007, we had granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares, respectively, at $4.50 per share at any time through February 4, 2007.
C. BOARD PRACTICES.
          Each of our seven current directors was elected at our last annual meeting of shareholders held on March 14, 2008 to serve a one-year term or until his/her successor is elected and qualified.
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
D. EMPLOYEES.
          As of December 31, 2007, we employed approximately 3,600 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 100 of these people were our management and executive staff in Hong Kong, Macau and China. None of our employees is represented by a labor union and we believe that our employee relations are good.

E. SHARE OWNERSHIP.
          The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 1, 2008 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.
          As of June 1, 2008, we had 22,235,672 shares of our common stock issued and outstanding.
          This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
          The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Yu Chuan Yih	2,034,353		9.1
Ka Man Au	254,000	(1)	1.1
Hon Tak Ringo Ng	275,000	(2)	1.2
Andrew N. Bernstein	0			*
Xiang Xiong Deng	0			*
Jin Wang	0			*
Jieyun Yu	0			*
All directors and executive officers as a group (7 persons)	2,563,353		11.4

Pacific Growth Developments Ltd.	1,500,000		6.7

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013.

(2)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013.
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
          As of June 1, 2008, 3,980,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 20,000 stock options to purchase 20,000 shares at $2.00 per share through June 30, 2013, of which no stock options are held by our directors and officers as a group.

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
     As of June 1, 2008, 3,394,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 433,500 stock options to purchase 433,500 shares at $2.00 per share through June 30, 2013, of which 300,000 stock options are held by our directors and officers as a group.
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
     As of June 1, 2008, 1,500,000 options had been exercised and no options to purchase shares of our common stock under the plan were outstanding.
Other Options and Warrants Outstanding
     As of June 1, 2008, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 170,451 shares at $2.98 per share through September 3, 2009 which we sold to a group of investors as part of a private placement offering on September 1, 2004

•	On September 25, 2006, we issued, and 11 institutional investors purchased, an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term Warrants with identical terms to the Long Term Warrants issued to the investors (the “Placement Agent Warrants”). The Short Term Warrants were exercisable at any time through February 5, 2007. The Long Term Warrants are exercisable at any time on or after March 25, 2007 for a term of five years thereafter.

As of June 1, 2008, the following warrants remained outstanding:
•	333,334 Long Term Warrants

•	29,333 Placement Agent Warrants
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.

     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of June 10, 2008, we had 253 record holders of our common stock. Of the 22,574,672 shares outstanding as of June 10, 2008, 21,634,054 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $21,244,000, $23,161,000 and $14,708,000 as of December 31, 2005, 2006 and 2007, respectively. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2007, the balance of the mortgage loans amounted to $79,000.
     We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, less than $200,000 for legal services rendered to us during the fiscal year ended December 31, 2007.
C. INTERESTS OF EXPERTS AND COUNSEL.
     Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
     The Consolidated Financial Statements are filed in this Annual Report as Item 18.
     Export sales constitute a substantial majority of our total sales volume.
     Securities Litigation. In September 2007, several shareholder class actions were filed in the United States District Court for the Central District of California against the Company and certain officers and directors of the Company, entitled Apple v. LJ International Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07/06213), and Lieben v. LJ International Inc., et. al. (No. 07-06216). On February 8, 2008, the judge to whom the cases were referred consolidated the cases and appointed lead plaintiff and lead counsel. On April 8, 2008, the lead plaintiff filed an amended and consolidated complaint (the “Complaint”.)
     The Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. It seeks an unspecified amount of damages on behalf of all persons who purchased LJ common stock during the period from February 15, 2007, to September 6, 2007 (the “Class Period”). The Complaint alleges that the Company’s February 15, 2007 press release, which provided financial guidance for the Company’s fourth quarter and year-end 2006 net income and earnings, contained materially false and misleading statements. Specifically, paragraph 10 of the Complaint alleges that the press release “failed to disclose known uncertainties, such as applicable tax provisions, that had material, adverse effects on LJ’s 2006 fourth quarter and full year earnings and net income.” The Complaint alleges that the defendants overstated the Company’s fiscal 2006 financial results, and thereby artificially inflated the market price of LJ’s common stock throughout the Class Period.
     On May 27, 2008, the Company (the only defendant served with the Complaint) moved to dismiss the Complaint pursuant to Rule 12(b) of the Federal Rules of Civil Procedure.
     At this time, we are unable to form a professional judgment as to whether unfavorable outcomes are either probable or remote.
     Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke vs. Yih, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.
     The complaints in the derivative actions allege, among other things, that various officers and directors of the Company caused the Company to issue a series of press releases, Securities and Exchange Commission filings, and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. The plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets, and unjust enrichment. By their complaints, they seek, among other relief, unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.
     On May 9, 2009, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal.
     In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The Company anticipates that the court will set a status conference in due course.
     At this time, we are unable to form a professional judgment as to whether unfavorable outcomes are either probable or remote.
     Shao v. Yih, et al. On October 28, 2007, the former chief executive officer of Lorenzo USA, Inc. (a wholly-owned subsidiary of LJ), sued LJ, Lorenzo USA, Inc., and LJ’s Chief Executive Officer Yu Chuan Yih in Los Angeles Superior Court, Shao v, Yih, et al., Case No. BC379851. The plaintiff claimed that the defendants wrongfully refused to honor his valid exercise of options for the purchase of LJ stock. On April 25, 2008, the parties agreed to settle the dispute at mediation. The plaintiff has filed a Request for Dismissal in May 2008.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2003	$5.00	$1.14
Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08
Year ended December 31, 2007	$12.86	$2.18

Quarter ended March 31, 2006	$4.16	$3.34
Quarter ended June 30, 2006	$3.79	$3.08
Quarter ended September 30, 2006	$4.59	$3.67
Quarter ended December 31, 2006	$4.60	$3.71
Quarter ended March 31, 2007	$12.00	$4.42
Quarter ended June 30, 2007	$12.86	$8.93
Quarter ended September 30, 2007	$12.37	$3.99
Quarter ended December 31, 2007	$6.15	$2.18
Quarter ended March 31, 2008	$5.45	$2.47
Quarter ended June 30, 2008*	$3.90	$2.56

Month ended December 31, 2007	$5.72	$3.25
Month ended January 31, 2008	$5.45	$3.10
Month ended February 29, 2008	$3.56	$3.16
Month ended March 31, 2008	$3.10	$2.47
Month ended April 30, 2008	$3.15	$2.56
Month ended May 31, 2008	$3.90	$2.61
Month ended June 30, 2008*	$3.73	$2.89

*	Through June 24, 2008

B. PLAN OF DISTRIBUTION.
     Not applicable.
C. MARKETS.
     Our common stock has been listed and quoted for trading on The Nasdaq Global Market (formerly The Nasdaq National Market) since April 15, 1998.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures.
     As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.
     Based upon that evaluation, our management has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.
(c) Attestation report of the registered public accounting firm.
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.
(d) Changes in internal control over financial reporting.
     There were no changes in our internal controls over financial reporting identified in connection with the evaluation that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
     Gruber & Company, LLC was our principal accountant for the audit of our financial statements for the fiscal years ended December 31, 2006 and 2007.
     The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $200,000 for the fiscal year ended December 31, 2006 and $210,000 for the fiscal year ended December 31, 2007.
     The foregoing excludes our payments to Moores Rowland Mazars of $200,000 and KPMG of $400,000 for services rendered in connection with the fiscal year ended December 31, 2006.
(b) Audit — Related Fees.
     No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2006 and 2007.
(c) Tax Fees.
     The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were $nil for the fiscal year ended December 31, 2006 and $ nil for the fiscal year ended December 31, 2007.
(d) All Other Fees.

     No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2006 and 2007.
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
(f). Not applicable.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     In September 2001, we announced a common stock repurchase program pursuant to which we may repurchase up to 1,000,000 shares of common stock from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time without prior notice.
     We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2007.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements, together with the report of the independent registered public accounting firm Gruber & Company, LLC, for the years ended December 31, 2005, 2006 and 2007 are being filed as part of this Annual Report on Form 20-F.
     Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007.
     Consolidated balance sheets as of December 31, 2006 and 2007.
     Consolidated statements of shareholders’ equity for the years ended December 31, 2005, 2006 and 2007.
     Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007.
     Notes to and forming part of the financial statements.
Schedule II — Valuation and Qualifying Accounts for the year ended December 31, 2007, 2006 and 2005
All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations	F-3 - F-4

Consolidated Balance Sheets	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-6 - F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to and Forming Part of the Financial Statements	F-10 - F-47

Schedule II	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of LJ International Inc.
In our opinion the consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of LJ International Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement Schedule II presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and the financial statement Schedule II, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under Item 15(b) Management’s Annual Report on Internal Control Over Financial Reporting of the Annual Report on Form 20-F-2007. Our responsibility is to express opinions on these financial statements, on the financial statement Schedule II, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Gruber & Company, LLC

Gruber & Company, LLC
Lake Saint Louis, Missouri
May 23, 2008

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2007	2006	2005
		US$	US$	US$
Operating revenue	2 (c)	152,037	123,791	99,646
Costs of goods sold (Exclusive of depreciation shown separately below.)		(112,508)	(88,867)	(77,127)

Gross profit		39,529	34,924	22,519

Operating expenses
Selling, general and administrative expenses		(30,399)	(23,114)	(15,488)
Net (loss) gain on derivatives		(4)	(29)	8
Depreciation		(3,095)	(2,039)	(1,368)

Operating income		6,031	9,742	5,671

Other income and expense
Interest income	2 (c)	273	282	139
Interest expenses		(3,103)	(3,258)	(1,991)

Income before income taxes, minority interests and extraordinary item		3,201	6,766	3,819
Income taxes expense	10	(1,711)	(1,403)	(739)

Income before minority interests and extraordinary item		1,490	5,363	3,080
Minority interests in consolidated subsidiaries		(1)	(38)	(20)

Income before extraordinary item		1,489	5,325	3,060
Extraordinary gain on negative goodwill	3	—	—	1,291

Net income		1,489	5,325	4,351

Numerator:
Net income used in computing basic earnings per share		1,489	5,325	4,351

Denominator:
Weighted average number of shares used in calculating basic earnings per share		21,064,253	17,390,093	13,438,578
Effect of dilutive potential ordinary shares:
Warrants		248,945	118,717	28,738
Stock options		975,904	794,467	854,568

Weighted average number of shares used in calculating diluted earnings per share		22,289,102	18,303,277	14,321,884

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2007	2006	2005
		US$	US$	US$
Basic earnings per share:	2 (g)
Income before extraordinary item		0.07	0.31	0.23
Extraordinary item		—	—	0.09

Net income		0.07	0.31	0.32

Diluted earnings per share:	2 (g)
Income before extraordinary item		0.07	0.29	0.21
Extraordinary item		—	—	0.09

Net income		0.07	0.29	0.30

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2007	2006
		US$	US$
ASSETS
Current asset
Cash and cash equivalents		4,951	5,863
Restricted cash	9 (a)	4,161	5,489
Trade receivables, net of allowance for doubtful accounts (December 31, 2007: US$1; December 31, 2006: US$30)		23,194	23,894
Derivatives		2,947	3,400
Available-for-sale securities	2 (n)	2,973	2,596
Inventories	5	82,012	68,751
Prepayments and other current assets		2,522	3,118

Total current assets		122,760	113,111
Properties held for lease, net	6	1,292	1,346
Property, plant and equipment, net	7	8,460	8,412
Due from related parties	16 (b)	—	21
Deferred tax assets		111	111
Goodwill, net	8	1,521	1,521

Total assets		134,144	124,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	9	2,977	1,591
Notes payable	9	4,047	3,987
Capitalized lease obligation, current portion	11	92	94
Letters of credit, gold loan and others	9	21,536	33,423
Derivatives		4,444	6,034
Trade payables		18,700	9,213
Accrued payroll and staff benefits		2,686	2,043
Accrued expenses and other payables		3,434	5,509
Income taxes payable		1,719	735
Deferred taxation	10	339	348

Total current liabilities		59,974	62,977
Notes payable, non-current portion		1,154	1,378
Capitalized lease obligation, non-current portion	11	181	262

Total liabilities		61,309	64,617

Minority interest		167	166

Commitments and contingencies	12

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued 21,437,172 shares as of December 31, 2007 and 18,977,371 shares as of December 31, 2006	13	214	190
Additional paid-in capital		51,495	40,456
Accumulated other comprehensive income (loss)		321	(56)
Retained earnings		20,638	19,149

Total shareholders’ equity		72,668	59,739

Total liabilities and shareholders’ equity		134,144	124,522

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	Paid-in	comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
					(Note 2(x))
Balance as of January 1, 2005		12,304,658	123	23,382	(151)	(37)	9,473	32,790

Comprehensive income, net of tax:
Net income		—	—	—	—	—	4,351	4,351
Exchange translation difference		—	—	—	(5)	—	—	(5)

								4,346

Issuance of common stock upon exercise of stock options	13(a)(ii)	3,162,000	31	7,542	—	—	—	7,573
Issuance of common stock upon exercise of warrants	13(a)(ii)	54,545	1	162	—	—	—	163
Compensation costs for warrants granted	15(b)(ii)	—	—	118	—	—	—	118
Compensation expense recognized during the year	2(q)	—	—	—	—	18	—	18

Balance as of December 31, 2005		15,521,203	155	31,204	(156)	(19)	13,824	45,008

Comprehensive income, net of tax:
Net income		—	—	—	—	—	5,325	5,325
Unrealized holding gain on investment in available-for-sale securities	2(n)	—	—	—	100	—	—	100

								5,425

Issuance of common stock on private placement	13(a)(iii)	1,466,668	15	4,176	—	—	—	4,191
Issuance of common stock upon exercise of stock options	13(a)(iv)	1,489,500	15	2,989	—	—	—	3,004
Issuance of common stock upon exercise of warrants	13(a)(iv)	500,000	5	1,735	—	—	—	1,740
Elimination of unearned compensation	2(q)	—	—	(19)	—	19	—	—
Compensation costs for warrants granted	15(b)(ii)	—	—	158	—	—	—	158
Stock-based compensation	2(q)	—	—	213	—	—	—	213

Balance as of December 31, 2006		18,977,371	190	40,456	(56)	—	19,149	59,739
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	Paid-in	comprehensive	Unearned	Retained
	Notes	of shares	Value	Capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
					(Note 2(x))
Balance as of December 31, 2006		18,977,371	190	40,456	(56)	—	19,149	59,739

Comprehensive income, net of tax:
Net income		—	—	—	—	—	1,489	1,489
Unrealized holding gain on investment in available-for-sale securities	2(n)	—	—	—	377	—	—	377

								1,866

Issuance of common stock upon exercise of stock options	13(a)(v)	1,897,000	19	8,485	—	—	—	8,504
Issuance of common stock upon exercise of warrants	13(a)(v)	562,801	5	2,067	—	—	—	2,072
Compensation costs for warrants granted	15(b)(ii)	—	—	157	—	—	—	157
Stock-based compensation	2(q)	—	—	330	—	—	—	330

Balance as of December 31, 2007		21,437,172	214	51,495	321	—	20,638	72,668

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	US$	US$	US$
Cash flows from operating activities:
Net income	1,489	5,325	4,351
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	3,095	2,039	1,368
Extraordinary gain on negative goodwill	—	—	(1,291)
Unrealized (gain) loss on derivatives	—	(48)	88
Loss on disposal and write-off of property, plant and equipment	45	3	8
Reversal of doubtful debts	(2)	(40)	(72)
Minority interests	1	37	20
Compensation costs for warrants granted	157	158	118
Compensation expenses recognized during the year	330	213	18
Changes in operating assets and liabilities:
Trade receivables	702	1,106	(8,607)
Inventories	(13,261)	(12,810)	(12,060)
Prepayments and other current assets	596	(580)	601
Due from related parties	21	463	7
Trade payables	9,487	(2,955)	1,883
Accrued expenses and other payables	(1,432)	272	(854)
Income taxes payable and deferred taxation	975	617	200

Net cash provided by (used in) operating activities	2,203	(6,200)	(14,222)

Cash flows from investing activities:
Change in restricted cash	1,328	350	554
Net cash inflow from acquisition	—	—	156
Purchase of available-for-sale securities	—	—	(2,496)
Purchase of property, plant and equipment	(3,139)	(4,183)	(2,869)
Proceeds on disposals of property, plant and equipment	5	4	—

Net cash used in investing activities	(1,806)	(3,829)	(4,655)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	US$	US$	US$
Cash flows from financing activities:
Change in bank overdrafts	1,386	(437)	1,421
Proceeds from issuance of shares upon exercise of stock options	8,504	3,004	7,573
Proceeds from issuance of share upon exercise of stock warrants	2,072	1,740	163
Net proceeds from issuance of shares in private placement	—	4,191	—
Repayment of amount due to related parties	—	(1,910)	—
Loans acquired	14,334	11,092	10,267
Repayment of loans	(24,833)	(8,117)	(5,424)
Repayment of capitalized lease obligation	(83)	(73)	(14)
Letter of credit and factoring	(5,691)	457	6,464
Proceeds from sale of derivatives net of retirement of embedded derivatives	3,002	1,149	—

Net cash (used in) provided by financing activities	(1,309)	11,096	20,450

Effect of foreign exchange rate change	—	—	(5)

Net (decrease) increase in cash and cash equivalents	(912)	1,067	1,568

Cash and cash equivalents, as of beginning of year	5,863	4,796	3,228

Cash and cash equivalents, as of end of year	4,951	5,863	4,796

Supplemental disclosure information:
Interest expense	3,103	3,258	1,991
Income taxes paid	736	786	539

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	—	366	—

See accompanying notes to consolidated financial statements.

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

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

The application of the consolidation provisions of FIN 46(R) resulted in an increase in assets and an increase in liabilities as of December 31, 2007 by US$5,632 and US$5,682 respectively and an increase in assets and an increase in liabilities as of December 31, 2006 by US$3,098 and US$1,358 respectively and increase in net loss of US$473 and US$580 and US$1,248 for each of three years ended December 31, 2007, 2006 and 2005 respectively.

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$Nil in 2007 and 2006, US$1,291 included in statement of operations as an extraordinary item in 2005.
(c)	Revenue recognition

Operating revenue represents:

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	US$	US$
Product sales	161,375	128,118
Services income	—	4,130
Rental income	126	124

	161,501	132,372
Less: Sales return allowance	(9,464)	(8,581)

	152,037	123,791

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Product sales

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

The servicing income in the amount of $4,130 was included in servicing income on the consolidated statement of operations for the year ended December 31, 2006.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Shipping and handling costs

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$2,580, US$2,991 and US$3,135 for the years ended December 31, 2007, 2006 and 2005 respectively.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$2,242, US$1,321 and US$1,092 for the years ended December 31, 2007, 2006 and 2005 respectively.

(g)	Earnings per share

The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. 329,334 warrants were not included in the computation of diluted earnings per share for the year ended December 31, 2007 because to do so would have been anti-dilutive for the year.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2007, 2006 and 2005 were US$ 3,095, US$2,039 and US$1,368 respectively.

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

	As of December 31,
	2007	2006
	US$	US$
Quoted capital guaranteed fund, at cost	2,496	2,496
Gross unrealized gains	477	100

Fair value of available-for-sale securities	2,973	2,596

(o)	Gold loans and embedded derivative

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

Effective January 1, 2006, the Company began recording compensation expense for stock-based employee compensation plans in accordance with SFAS 123(R) as interpreted by SEC Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS 123(R), and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation expense for stock-based employee compensation plans recognized for the year ended December 31, 2006 now includes estimated expense for the portion of stock options vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123).

As of December 31, 2007, the Company has three stock-based employee compensation plans, details of which are set out in note 15(a).

During the year ended December 31, 2007, the Company has granted 1,500,000 stock options to the employees. The fair value of these options was estimated on the date of grant using a Binomial pricing model with the following weighted-average assumptions:

Year ended
December 31,
2007
Expected dividend yield	—
Expected stock price volatility	33.2%
Risk-free interest rate	4.90%
Expected life of options	1 month
The weighted average fair value per option granted during the years ended December 31, 2007 was US$0.22.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Stock-based compensation (Continued)
In 2004, the Company recorded an unearned compensation of US$48 in the shareholders’ equity in relation to the option to purchase 150,000 shares of the common stock of the Company granted to an employee, for which the exercise price was below the market price of the underlying stock at the date of grant. This amount is accrued proportionately as compensation expense over the vesting period. For each of the two years ended December 31, 2005 and 2004, the Company recognized compensation expense of US$18 and US$11 respectively in its statement of operations. Following the adoption of SFAS 123(R), the unearned compensation has been eliminated against the additional paid-in capital. Other than the above, the exercise price of the Company’s incentive stock options was same as or higher than the market price of the underlying stock on the date of grant, no compensation expense was recognized for these stock options granted to employees.

Had compensation expense for the same stock options been determined based on the fair value on the date of grant and been amortized over the period from the date of grant to the date that the award is vested, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been reported as follows:

Year ended
December 31,
2005
US$
Income before extraordinary item	3,060
Add : Stock-based employee compensation expenses included in reported net income, net of tax	18
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of tax	(2,266)

Pro forma income before extraordinary item	812

Extraordinary item	1,291

2,103

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Stock-based compensation (Continued)

Year ended
December 31,
2005
US$
Basic earnings per share, as reported:
Income before extraordinary item	0.23
Extraordinary item	0.09

Net income	0.32

Diluted earnings per share, as reported:
Income before extraordinary item	0.21
Extraordinary item	0.09

Net income	0.30

Basic earnings per share, pro forma:
Income before extraordinary item	0.06
Extraordinary item	0.09

Net income	0.15

Diluted earnings per share, pro forma:
Income before extraordinary item	0.06
Extraordinary item	0.09

Net income	0.15

The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended
December 31,
2005
Expected dividend yield	—
Expected stock price volatility	52%
Risk-free interest rate	4.37%
Expected life of options	2 years
The weighted average fair value per option granted during the year ended December 31, 2005 was US$0.70.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)	Income taxes

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

The aggregate transaction loss included in determining net income were US$453, US$465 and US$273 for each of the three years ended December 31, 2007, 2006 and 2005 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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

The preparation of the consolidated financial statements, in accordance with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financials statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and goodwill; valuation allowance for receivables, inventories and deferred income tax asset; valuation of derivative instruments; valuation of share-based compensation. Actual results could differ from those estimates.

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

The Company reports comprehensive income in accordance with SFAS No. 130 “Reporting Comprehensive Income”. Accumulated other comprehensive gain represents exchange translation adjustments and unrealized holding gains on investment, and is included in the shareholders’ equity section of the balance sheet.

(y)	New accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. We are required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company does not expect the adoption of SFAS No. 159 will have a material impact on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), Business Combinations, which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

This new standard is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of the adoption of SFAS No. 141R on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), Non-controlling Interests in Consolidated Financial Statements. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (SFAS No. 161), Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. This new statement is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 161 on its consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (SFAS No. 162), The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of the adoption of SFAS No. 162 on its consolidated financial statements.

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

Details of major customers from which the Company derived operating revenue are shown in note 18(a).

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

5.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2007	2006
	US$	US$
Raw materials	42,052	44,001
Work-in-progress	2,600	2,417
Finished goods	37,360	22,333

	82,012	68,751

6.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of 2 years. Properties held for lease consists of the following:

	As of December 31,
	2007	2006
	US$	US$
Leasehold land and buildings	2,037	2,037
Less: Accumulated depreciation	(745)	(691)

	1,292	1,346

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2007 and 2006 (see note 9).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2007	2006
	US$	US$
2007	—	88
2008	74	24
2009	32	—

	106	112

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2007	2006
	US$	US$
Leasehold land and buildings	2,405	2,405
Leasehold improvement	8,610	6,591
Furniture, fixtures and equipment	5,282	5,342
Plant and machinery	2,509	2,264
Motor vehicles	844	945

	19,650	17,547
Less: Accumulated depreciation	(11,190)	(9,135)

	8,460	8,412

The Company pledged leasehold land and buildings with net book values of US$1,318 and US$1,385 as of December 31, 2007 and 2006 respectively as collateral for general banking facilities granted to the Company (see note 9).
8.	GOODWILL, NET

As of December 31, 2007, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2007	2006
	US$	US$
Carrying value, beginning of year	1,521	1,521
Impairment loss	—	—

Carrying value, end of year	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discount cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2007. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2007 and 2006 respectively.

9.	BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2007	2006
	Notes	US$	US$
Bank overdrafts	(a)	2,977	1,591

Notes payable:
Current portion	(b)	4,047	3,987

Letters of credit, gold and others:
Letters of credit	(a)	12,108	19,562
Factoring	(a)	4,545	2,782
Gold loan	(c)	4,883	11,079

		21,536	33,423

The Company’s banking facilities are collateralized by leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 16(b)).

The material provisions of indentures relating to the Company’s various banking facility agreements contain covenants pertaining to (i) maintenance of the tangible net worth of LJI and one of its subsidiaries amounting to US$50,000 and US$4,487 respectively; and (ii) cross-default provisions of the subsidiary in the event of default in aggregate of at least US$10,000 under separate loan facilities. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding.
(a)	As of December 31, 2007, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$4,141, US$20,526 and US$18,431 respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 4.4% to 8% per annum as of December 31, 2007.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment in capital guaranteed fund based on the amount of facilities granted. The cash balances are reflected as restricted cash in the balance sheet.

9.	BANKING FACILITIES AND OTHER LOANS (Continued)
(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 7). These loans aggregated to US$5,201 as of December 31, 2007. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 5.6% to 8.8% per annum as of December 31, 2007.

(c)	The Company had outstanding loans to purchase 11.15oz of gold as of December 31, 2007 with the related balances being US$4,883. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 3.1% to 3.3% per annum as of December 31, 2007 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.

The weighted average interest rate for the year ended December 31, 2007 and 2006 were 5.5% and 4.9% per annum respectively.
10.	INCOME TAXES

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

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax expense comprises of the following:

10.	INCOME TAXES (Continued)

	Year ended December 31,
	2007	2006	2005
	US$	US$	US$
Current taxes arising in foreign subsidiaries:
For the year	(1,525)	(1,248)	(595)
Under provision in prior years	(195)	(72)	(77)

Total current tax	(1,720)	(1,320)	(672)

Deferred taxes arising in foreign subsidiaries:
For the year	9	(83)	(67)

Income taxes expense	(1,711)	(1,403)	(739)

Reconciliation to the expected statutory tax rate in Hong Kong of 17.5% (2006 and 2005: 17.5%) is as follows:

	Year ended December 31,
	2007	2006	2005
	%	%	%
Statutory rate	17.5	17.5	17.5
Tax effect of net operating losses	43.8	16.6	21.2
Non taxable profits, net	(13.3)	(14.4)	(21.7)
Others	5.4	1.0	2.3

Effective rate	53.4	20.7	19.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

10.	INCOME TAXES (Continued)

	As of December 31,
	2007	2006
	US$	US$
Deferred tax assets:
Net operating loss	4,957	4,099
Depreciation	61	53
Others	60	58

	5,078	4,210
Valuation allowance	(4,967)	(4,099)

Total deferred tax assets	111	111

Deferred tax liabilities:
Accelerated tax allowance	(202)	(237)
Others	(137)	(111)

Net deferred tax liabilities	(339)	(348)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The increase in valuation allowance for the year ended December 31, 2007 was US$868; for December 31, 2006 and 2005, there were (decrease) increase in valuation allowance amounted to (US$1,049) and US$2,237 respectively.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$111 and US$111, net of valuation allowances as of December 31, 2007 and 2006.

11.	LEASE

The Company is obligated under capital leases covering certain motor vehicles and office equipment that expire at various dates during the next five years. At December 31, 2007 and 2006, the gross amount of motor vehicles and office equipment and related accumulated amortization recorded under capital leases were as follows:

	As of December 31,
	2007	2006
	US$	US$
Motor vehicles	493	493
Furniture, fixtures and equipment	19	19

	512	512
Less accumulated amortization	(245)	(143)

	267	369

11.	LEASE (Continued)

Amortization of assets held under capital leases is included with depreciation expenses.

The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to statements of operations on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount. Rental expenses for operating leases for the years ended December 31, 2007, 2006 and 2005 consisted of the following:

	Year ended December 31,
	2007	2006	2005
	US$	US$	US$
Minimum rentals	5,486	3,222	1,166
Contingent rentals	722	105	22
Rental expenses	6,208	3,327	1,188
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2007		As of December 31, 2006
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$
2007	—	—	110	2,584
2008	106	1,838	106	1,741
2009	87	913	87	360
2010	85	417	106	—
Thereafter	21	131	—	—

Total future minimum lease payments	299	3,299	409	4,685

Less: Amount representing interest (at rates ranging from 0% to 4.95%)	(26)		(53)

Present value of net minimum capital lease payments	273		356
Less current instatements of obligations under capital leases	(92)		(94)

Obligations under capital leases, excluding current instalments	181		262

11.	LEASE (Continued)

The Company leases certain of its office and quarters from related party with two years lease terms expiring in 2008 and 2009. Rental expenses for operating leases paid to related party are included in the data presented above. Total rent expense associated with these leases was US$245, US$227 and US$150 for the years ended December 31, 2007, 2006 and 2005 respectively.

12.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As of December 31, 2007, the Company had capital expenditure commitments of US$9.

(b)	Contingencies

As of December 31, 2007, 2006 and 2005, the Company provided guarantee in respect of bank mortgage loans granted to a director, Mr. Yih Yu Chuan to the extent of US$79, US$158 and US$237 respectively.

(c)	Legal Proceedings

Securities Litigation. In September 2007, several shareholder class actions were filed in the United States District Court for the Central District of California against the Company and certain officers and directors of the Company, entitled Apple v. LJ International Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07/06213), and Lieben v. LJ International Inc., et. al. (No. 07-06216). On February 8, 2008, the judge to whom the cases were referred consolidated the cases and appointed lead plaintiff and lead counsel. On April 8, 2008, the lead plaintiff filed an amended and consolidated complaint (the “Complaint”.)

The Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. It seeks an unspecified amount of damages on behalf of all persons who purchased LJ common stock during the period from February 15, 2007, to September 6, 2007 (the “Class Period”). The Complaint alleges that the Company’s February 15, 2007 press release, which provided financial guidance for the Company’s fourth quarter and year-end 2006 net income and earnings, contained materially false and misleading statements. Specifically, paragraph 10 of the Complaint alleges that the press release “failed to disclose known uncertainties, such as applicable tax provisions, that had material, adverse effects on LJ’s 2006 fourth quarter and full year earnings and net income.” The Complaint alleges that the defendants overstated the Company’s fiscal 2006 financial results, and thereby artificially inflated the market price of LJ’s common stock throughout the Class Period.

On May 27, 2008, the Company (the only defendant served with the Complaint) moved to dismiss the Complaint pursuant to Rule 12(b) of the Federal Rules of Civil Procedure.

12.	COMMITMENTS AND CONTINGENCIES (Continued)
(c)	Legal proceedings (Continued)
At this time, the Company is unable to form a professional judgment as to whether unfavorable outcomes are either probable or remote.

Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke v. Yih, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.

The complaints in the derivative actions allege, among other things, that various officers and directors of the Company caused the Company to issue a series of press releases, Securities and Exchange Commission filings, and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. The plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets, and unjust enrichment. By their complaints, they seek among other relief, unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.

On May 9, 2009, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal.

In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The Company anticipates that the court will set a status conference in due course.

At this time, the Company is unable to form a professional judgment as to whether unfavorable outcomes are either probable or remote.

Shao v. Yih, et al. On October 28, 2007, the former chief executive officer of Lorenzo USA, Inc. (a wholly-owned subsidiary of LJ), sued LJ, Lorenzo USA, Inc., and LJ’s Chief Executive Officer Yu Chuan Yih in Los Angeles Superior Court, Shao v, Yih, et al., Case No. BC379851. The plaintiff claimed that the defendants wrongfully refused to honor his valid exercise of options for the purchase of LJ stock. On April 25, 2008, the parties agreed to settle the dispute at mediation. A Request for Dismissal was filed in May 2008.

Besides the above-mentioned legal proceedings, the Company is exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against the Company, the Company could resolve such claims under terms and conditions that would not have a material adverse effect on its business, its liquidity or financial results. Periodically, the Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, the Company then accrues a liability for the estimated loss. Any liability for estimated loss is based on the criteria in SFAS No. 5, “Accounting for Contingencies”. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated under SFAS No. 5 for potential losses that may or may not arise from the current lawsuits in which the Company is involved. Accruals include billings for legal services performed to date and expected to be performed in the future in connection with the matters described above.

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock
(i) In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants (note 13(b)(i)) at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.
(ii) During the year ended December 31, 2005, warrants to purchase 54,545 shares of common stock (note 13(b)) and 3,162,000 stock options (note 15(a)) were exercised. A total of 3,216,545 shares of common stock of the Company were issued accordingly.
(iii) In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 13(b)(ii)).
(iv) During the year ended December 31, 2006, warrants to purchase 500,000 shares of common stock (note 15(b)(ii)) and 1,489,500 stock options (note 15(a)) were exercised. A total of 1,989,500 shares of common stock of the Company were issued accordingly.
(v) During the year ended December 31, 2007 warrants to purchase 562,801 shares of common stock (note 13(b)) and 1,897,000 stock options (note 15(a)) were exercised. A total of 2,459,801 shares of common stock of the Company were issued accordingly.
As of December 31, 2007, the Company had 21,437,172 shares of common stock issued.
(b)	Warrants other than stock-based compensation

	As of December 31,
	2007	2006	2005
	Number of	Number of	Number of
	warrants	warrants	warrants
Outstanding, beginning of year	1,062,586	429,676	2,361,721
Granted	—	632,910	—
Exercised	(562,801)	—	(54,545)
Expired	—	—	(1,877,500)

Outstanding, end of year	499,785	1,062,586	429,676

13.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(b)	Warrants other than stock-based compensation (Continued)
The following table shows the warrants outstanding as of December 31, 2007.

		Number of
		warrants
Date of grant	Notes	outstanding	Exercise price	Expiration date
September 1, 2004	(i)	170,451	US$2.98	September 3, 2009
September 25, 2006	(ii)	329.334	US$4.50	March 25, 2012
September 25, 2006	(ii)	—	US$4.221	February 5, 2007

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009.

(ii)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2007, 2006 and 2005 was US$27, US$Nil and US$Nil, respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$1,505, US$1,317 and US$831 for the years ended December 31, 2007, 2006 and 2005 respectively.
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

15.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

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

15.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2007, 1,500,000 options had been granted under The 2005 Plan.

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	Price	Options	price
		US$		US$		US$
Outstanding, beginning of year	1,821,000	2.06	3,310,500	2.04	3,759,000	2.02
Granted	1,500,000	5.14	—		3,113,500	2.44
Exercised (note 13(a)(v))	(1,897,000)	4.48	(1,489,500)	2.02	(3,162,000)	2.40
Cancelled	—	—	—		(400,000)	2.18

Outstanding, end of year	1,424,000	2.07	1,821,000	2.06	3,310,500	2.04

Exercise price less than the market price on date of grant	150,000	2.00	150,000	2.00	150,000	2.00
Exercise price equals to market price on date of grant	404,000	2.00	409,000	2.00	701,000	2.00
Exercise price exceeds to market price on date of grant	870,000	2.12	1,262,000	2.08	2,459,500	2.05

	1,424,000	2.07	1,821,000	2.06	3,310,500	2.04

Range of exercise price
- US$2.00	1,010,500	2.00	1,407,500	2.00	2,797,000	2.00
- US$2.25	413,500	2.25	413,500	2.25	513,500	2.25

	1,424,000	2.07	1,821,000	2.06	3,310,500	2.04

Exercisable, end of year
- exercise price at US$2.00	963,625	2.00	1,041,125	2.00	2,093,125	2.00
- exercise price at US$2.25	413,500	2.25	413,500	2.25	513,500	2.25

	1,377,125	2.08	1,454,625	2.07	2,606,625	2.05

Weighted average remaining contractual life
- exercise price at US$2.00	3.32 years		4.87 years		6.09 years
- exercise price at US$2.25	0.33 year		1.33 years		2.33 years

All options issued, other than 46,875 options, are immediately exercisable as of December 31, 2007. The 46,875 options are issued and outstanding but only vest in 2008.

15.	STOCK-BASED COMPENSATION (Continued)
(b)	Warrants
(i)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company at US$3.00 per share exercisable through August 15, 2006 in consideration for consultancy services and which have been expired as of December 31, 2006.

(ii)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year ended December 31, 2006 and 500,000 shares of common stock were issued accordingly.

(iii)	In connection with private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.50 per share exercisable through March 25, 2012.
Save as disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2007, 2006 and 2005. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

The fair value of warrants granted during the years ended December 31, 2006 and December 31, 2005 was estimated as US$47 and US$472 respectively by using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Expected dividend yield	—	—
Expected stock price volatility	42.5%	61%
Risk-free interest rate	4.67%	3.91%
Expected life of warrants	5.5 years	3 years

16.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yih Yu Chuan	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Minor shareholder and former director of a subsidiary of the Company

Andrew N. Bernstein	Non-executive director
(b)	Summary of balances with related parties:

		As of December 31,
		2007	2006
	Note	US$	US$
Due from related parties:
Tanzanite (H.K.) Limited	(i)	—	21

Due to a related party:
Osorio Mendes Quintino Neto	(i)	—	15

Certain banking facilities granted to the Company collateralized by properties owned by Yih Yu Chuan and his personal guarantee to the extent of		14,708	23,161

Guarantee to a bank in respect of mortgage loan granted to Yih Yu Chuan		79	158

16.	RELATED PARTY TRANSACTIONS (Continued)
(c)	Summary of related party transactions:

	Year ended December 31,
	2007	2006	2005
	US$	US$	US$
Sales:
- to Osorio Mendes Quintino Neto	—	940	—

Expenses:
Rental expense to Tanzanite (H.K.) Limited	245	227	150
Consultant fee to Osorio Mendes Quintino Neto	75	180	135
Legal fee and director’s fee to Andrew N. Bernstein	155	116	80

	475	523	365

The Company leases certain of its office and quarter from the related party. The leases are for two years term expiring in 2008 and 2009. The Company may terminate these tenancies at any time after the expiration of the first 12 months after the commencement of the term of tenancy, by giving the landlord no less than two months’ prior notice.

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

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2007
Segment revenue from external customers	117,689	34,348	—	152,037

Income (loss) from operations	7,090	1,017	(2,076)	6,031
Interest income	265	6	2	273
Interest expenses	(3,103)	—	—	(3,103)
Income before income taxes and minority interests	4,252	1,023	(2,074)	3,201
Incomes taxes	(1,015)	(696)	—	(1,711)
Minority interests in consolidated subsidiaries	(1)	—	—	(1)

Net income	3,236	327	(2,074)	1,489

Significant non-cash items:
-Depreciation	1,995	1,100	—	3,095
-Minority interests	1	—	—	1
-Stock-based compensation cost	25	162	300	487

Segment assets	97,715	36,429	—	134,144
Total expenditures for additions to long-lived assets	1,162	1,977	—	3,139
Depreciation and amortization	1,995	1,100	—	3,095

17.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2006
Segment revenue from external customers	108,679	15,112	—	123,791

Income (loss) from operations	10,514	1,456	(2,228)	9,742
Interest income	277	1	4	282
Interest expenses	(3,258)	—	—	(3,258)
Income before income taxes and minority interests	7,533	1,457	(2,224)	6,766
Incomes taxes	(682)	(721)	—	(1,403)
Minority interests in consolidated subsidiaries	(38)	—	—	(38)

Net income	6,813	736	(2,224)	5,325

Significant non-cash items:
-Depreciation	1,425	614	—	2,039
-Minority interests	38	—	—	38
-Stock-based compensation cost	89	—	281	370

Segment assets	103,220	21,302	—	124,522
Total expenditures for additions to long-lived assets	3,078	1,105	—	4,183
Depreciation and amortization	1,425	614	—	2,039

17.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2005
Segment revenue from external customers	97,145	2,501	—	99,646

Income (loss) from operations	8,808	(1,847)	(1,290)	5,671
Interest income	139	—	—	139
Interest expenses	(1,991)	—	—	(1,991)
Income before income taxes, minority interests and extraordinary item	6,956	(1,847)	(1,290)	3,819
Incomes taxes	(739)	—	—	(739)
Minority interests in consolidated subsidiaries	(20)	—	—	(20)
Extraordinary gain on negative goodwill	1,291	—	—	1,291

Net income	7,488	(1,847)	(1,290)	4,351

Significant non-cash items:
-Depreciation	1,154	214	—	1,368
-Extraordinary (gain) on negative goodwill	(1,291)	—	—	(1,291)
-Minority interests	20	—	—	20
-Stock-based compensation cost	—	—	136	136

Segment assets	101,260	6,970	—	108,230
Total expenditures for additions to long-lived assets	1,864	1,005	—	2,869
Depreciation and amortization	1,154	214	—	1,368

17.	SEGMENT INFORMATION (Continued)
(a)	Geographical areas:

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2007	2006	2005
	US$	US$	US$
Revenue from external customers:
US & Canada	80,572	76,889	67,780
Europe and other countries	32,597	24,452	20,527
Japan	2,206	2,454	3,686
PRC (including Hong Kong and Macau)	36,662	19,996	7,653

	152,037	123,791	99,646

	As of December 31,
	2007	2006
	US$	US$
Carrying amount of long-lived assets:
Hong Kong	5,117	5,485
PRC	4,600	4,163
US	35	110

Total long-lived assets (excluding goodwill)	9,752	9,758
Reconciling items:
Others	124,392	114,764

Total consolidated assets	134,144	124,522

18.	SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2007		2006		2005
	US$	%	US$	%	US$	%
Customer A	14,840	10	9,894	8	5,975	6
Customer B	11,993	8	12,700	10	10,772	11
Customer C	8,564	6	10,334	8	13,093	13

Trade receivables related to these major customers were US$398, US$1,455 and US$1,569 as of December 31, 2007 respectively and US$204, US$1,397 and US$1,247 as of December 31, 2006 respectively.
(b)	Dependence on suppliers

Gold is the major raw material used in the production of the Company’s jewelry products. The Company purchased gold from banks, gold refiners and commodity dealers who supplied substantially all of the Company’s gold needs, which the Company believed was sufficient to meet its requirement.

The major suppliers of gold accounted 10% or more of total purchases:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2007		2006		2005
	US$	%	US$	%	US$	%
Supplier A	25,841	26	367	1	*
Supplier B	11,348	11	30,150	37	18,031	25
Supplier C	1,048	1	3,425	4	9,656	14

*	New supplier since 2006
Trade payables related to these major suppliers were US$187 and US$9 as of December 31, 2007 and 2006 respectively.
19.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to confirm to the current year presentation.

Schedule II — Valuation and Qualifying Accounts
(in thousands)

Sales return reserves
Balance at December 31, 2004	$524
Charges to operations	8,154
Deductions	(6,474)

Balance at December 31, 2005	2,204
Charges to operations	8,581
Deductions	(8,348)

Balance at December 31, 2006	2,437
Charges to operations	9,464
Deductions	(10,348)

Balance at December 31, 2007	1,553

ITEM 19. EXHIBITS
The following exhibits are being filed as part of this Annual Report on Form 20-F:
1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics***

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: June 27, 2008	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant**

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics***

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.