Form 20-F
period 2008-12-31
LJ INTERNATIONAL INC
filed 2009-03-31
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
22,911,172 Shares of Common Stock as of December 31, 2008
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.
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
SELECTED CONSOLIDATED FINANCIAL DATA
(US Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to the five-year period ended December 31, 2008 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.
Selected Financial Data

	Year ended December 31,
	2008	2007	2006	2005	2004

Statement of Operations Data:
Revenues	136,268	152,037	123,791	99,646	77,504
Cost of goods sold	(97,031)	(112,508)	(88,867)	(77,127)	(61,265)
Gross profit	39,237	39,529	34,924	22,519	16,239
Operating expenses
Selling, general and administrative	(34,815)	(30,399)	(23,114)	(15,488)	(11,578)
Net (loss) gain on derivatives	(86)	(4)	(29)	8	199
Depreciation	(3,373)	(3,095)	(2,039)	(1,368)	(1,032)
Amortization and impairment loss on goodwill	—	—	—	—	(698)

Operating income	963	6,031	9,742	5,671	3,130
Other income and expenses
Interest income	199	273	282	139	38
Gain on currency translation	1,473	—	—	—	—
Gain on sales of securities	49	—	—	—	—
Gain on disposal of property held for lease	2,210	—	—	—	—
Interest expenses	(1,789)	(3,103)	(3,258)	(1,991)	(902)

Operating income before income taxes, minority interests, equity in results of investment securities and extraordinary item	3,105	3,201	6,766	3,819	2,266
Income taxes expense	(569)	(1,711)	(1,403)	(739)	(277)
Income before minority interests, equity in results of investment securities and extraordinary item	2,536	1,490	5,363	3,080	1,989
Minority interests in consolidated subsidiaries	(6)	(1)	(38)	(20)	—
Income before equity in results of investment securities and extraordinary item	2,530	1,489	5,325	3,060	1,989
Equity in results of investment securities	—	—	—	—	133
Income before extraordinary item	2,530	1,489	5,325	3,060	2,122
Extraordinary gain on negative goodwill	—	—	—	1,291	—

Net income	2,530	1,489	5,325	4,351	2,122

Net income per share:
Basic	0.11	0.07	0.31	0.32	0.19
Diluted	0.11	0.07	0.29	0.30	0.18

Weighted average number of shares
Basic	22,246	21,064	17,390	13,439	11,119
Diluted	22,449	22,289	18,303	14,322	12,107

Balance Sheet Data:
Working capital	72,059	62,786	50,134	35,554	23,617
Total assets	131,190	134,144	124,522	108,230	73,673
Long-term obligation	2,219	1,335	1,640	43	58
Total stockholders’ equity	78,329	72,668	59,739	45,008	32,790

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
We depend upon two customers who each accounts for at least 10% of our sales. We cannot be certain that these sales will continue; if they do not, our revenues will likely decline.
     Although we sell to a large number of customers in a variety of markets, two of our customers each accounts for at least 10% of our sales. For the fiscal years ended December 31, 2007 and 2008, these customers accounted for approximately 10% and 8% of our 2007 sales and 11% and 11% of our 2008 sales. Each of these customers is a non-affiliated third party and is not a related party of the Company or any of its subsidiaries. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contract with either of them and they order only on a “purchase order” basis. The loss of either of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
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
     As a maker and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:
•	technological developments in the mass production of jewelry

•	our ability to meet the design and production requirements of our customers efficiently

•	the market acceptance of our and our customers’ jewelry

•	increases in expenses associated with continued sales growth

•	our ability to control costs

•	our management’s ability to evaluate the public’s taste and new orders to target satisfactory profit margins

•	our capacity to develop and manage the introduction of new designed products

•	our ability to compete
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

     Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently, no official interpretation or application of this new “resident enterprise” classification is available and, therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.
     If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the British Virgin Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if our British Virgin Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares.
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
     The approximately 33% of our wholesale sales during the fiscal year ended December 31, 2008 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 67% of our total wholesale sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.

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
     Our wholesale business is our major revenue contributor and accounts for 73% of our total revenue. Geographically, North America is a major market for our wholesale business and contributes 69% of our wholesale revenues. Accordingly, the revenue of our wholesale business in the US market accounts for 51% of our total revenue. Any substantial decline of the US economy may adversely affect the spending patterns of the US consumers which could, in turn, adversely affect our revenue and income from the region.
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
     Our shares of common stock are currently listed on The Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we have determined not to comply with the following Nasdaq rules:
•	our independent directors do not hold regularly scheduled meetings in executive session

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person
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
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction
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

     Several lawsuits have been filed against us and certain officers and members of the Board of Directors, alleging false representations and material omissions in connection with press releases, SEC filings and other statements that purportedly overstated the Company’s business prospects and financial results. These lawsuits are described more fully in Part I, Item 8.A. and in Part III, Item 18, Note 11 to our consolidated financial statements contained in this Form 20-F. Defending these lawsuits has and may continue to result in significant expenditures and the diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. From time to time, we may become involved in other litigation or other proceedings. Matters arising out of or related to the outcome of litigation could possibly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.
ITEM 4. INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT OF THE COMPANY.
     LJ International Inc. (“we” or the “Company”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2008, we owned all of the issued share capital in the following significant subsidiaries except Goldleaves Gems (Shenzhen) Co., Ltd.:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Wonderful (Shenzhen) Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
     Our principal place of business and our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
     During our last three fiscal years, we have made the following significant capital expenditures:
•	we spent $1,105,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2006

•	we spent $1,977,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2007

•	we spent $1,199,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2008

B.	BUSINESS OVERVIEW.
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
     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers

•	national jewelry chains

•	department stores

•	TV shopping channels

•	discount chain stores
     For the years ended December 31, 2007 and 2008, approximately 53% and 51% of our sales were in North America.
     In addition to our “wholesale” line of business involving direct sales to retailers, we have expanded into the “retail sales” line of business involving direct sales to consumers in China through company-owned retail stores under the brand name ENZO. In March 2004, we opened our first retail store in Hong Kong and opened our flagship store in Shanghai in November 2004. As of March 19, 2009, we currently operate 94 ENZO retail stores across Hong Kong, China and Macau.

     The following is a breakdown of our total revenues by geographic market for each of our past three financial years:

	Year ended December 31,
(in thousands)	2008	2007	2006
	US$	US$	US$
US & Canada	69,232	80,572	76,889
Europe and other countries	27,455	32,597	24,452
Japan	989	2,206	2,454
PRC (including Hong Kong and Macau)	38,592	36,662	19,996

	136,268	152,037	123,791

Our Industry
     The US jewelry industry is a highly fragmented $65 billion market, with no single entity having more than 5% market share. The industry consists primarily of three retail sectors:
•	specialty retailers account for $33 billion in sales

•	mass merchants and department stores account for $21 billion in sales

•	direct avenues (television shopping, e-commerce, catalogs) account for $11 billion
     The US jewelry industry is comprised of two major groups that distribute finished jewelry to retailers in the United States:
•	a small number of producers that make and distribute their own jewelry directly to retailers

•	a large number of wholesalers and distributors who purchase products or portions of products from third parties and resell those items to retailers
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
Our Business Strategy
     Our business strategy is to:
•	increase our market share of moderately priced high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production processes to produce diamond and high-end precious stone jewelry in addition to high volume, high-quality colored products

•	further develop our existing customer relationships with our specialized services

•	expand into new distribution channels, particularly in the United States, China, Western Europe, Japan, Russia, South Africa and Australia
     We are developing new product lines in exotic stones, which have high perceived values among colored stones. We continue to expand into new product categories by:
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
Our China Retail Sales Strategy
     In 2004, we initiated a retail sales strategy aimed at gaining market share in the rapidly growing consumer market in China. We opened three ENZO stores, two in China (including a flagship store in Shanghai) and one in Hong Kong. We believe that China represents an excellent retail sales opportunity for several reasons:
•	significant retail market — China’s retail sales exceed $732 billion annually, making China the third largest market in the world.

•	large and growing jewelry market — we estimate that China’s jewelry sales totaled nearly $26 billion in 2007 and $32 billion in 2008.

•	large pool of consumers — China has a population of more than 1.3 billion people. We estimate that roughly 173 million Chinese have enough income to purchase luxury goods.

•	favorable regulatory changes — as a member of the World Trade Organization, China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized.

•	changing consumer preferences — Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs.
     We are expanding into China by means of Company-owned and -operated retail stores and supplier relationships with leading retailers, such as Carrefour.
     We intend to implement our business strategy by:
•	expanding our retail jewelry market in China by planning to selectively open additional ENZO stores in China during 2009

•	promoting visits with customers to coordinate and cater to their particular promotional sales needs and monitoring their on-hand inventory in order to promote more active sell-through

•	expanding our distribution channels and further developing business with retail jewelry chains in the US
Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for ten years and has more than 14,000 square meters of production space. We currently employ approximately 2,000 skilled gemstone cutters and production personnel and turned out approximately 1.8 million pieces of finished fine jewelry during the fiscal year ended December 31, 2008.
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
     Our sales and marketing team is located in our executive office in Shenzhen, China. Our marketing and distribution strategy is to identify the strongest retail customers in each distribution channel and to focus design and sales efforts towards the largest and fastest growing retailers. We maintain a broad base of customers and concentrate our efforts on five major jewelry market segments:
•	fine jewelers

•	national jewelry chains

•	department stores

•	TV shopping channels

•	discount chain stores
     Our sales promotion efforts include attendance by our representatives at US and international trade shows and conventions, including Las Vegas, Orlando, New York, Basel, Switzerland, Hong Kong and Japan. In addition, we advertise actively in trade journals and related industry publications.
Retail
     Our retail brand, ENZO, focuses on brand building strategy that differentiates itself from the many mass market local competitors. This is the result of continuous marketing programs that built an unique image and identity for ENZO.
     ENZO has combined its product, sales and marketing programs that align with the strategic direction of reinforcing the brand as one of the most recognized foreign jewelry brands in China.
     With 94 retail points covering strategic locations in major cities as of March 19, 2009, ENZO is the foreign jewelry brand with the highest number of retail points in China. This perfect retail platform provides the most effective touch points for the consumers, in particular the fast growing middle class segment in China.
     In 2008, total jewelry retail sales in China reached $32 billion and is expected to grow over the next few years.

Design and Product Development
     We have 20 internationally trained designers who work in our Shenzhen, China office. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.
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
Production Process
     We produce our jewelry at our facility in Shenzhen, China. Our production processes combine vertical integration, modern technology, mechanization and handcraftsmanship to turn out contemporary and fashionable jewelry. Our production operations basically involve:
•	cutting and polishing colored gemstones

•	combining pure gold, platinum or sterling silver with gemstones or diamonds to produce jewelry

•	finishing operations such as cleaning and polishing, resulting in high quality finished jewelry
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
C.	ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2008.
     The following chart provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
100%
•	Lorenzo Jewelry Limited (Hong Kong)

•	Lorenzo Jewellery (Shenzhen) Co., Ltd. (PRC)

•	Lorenzo (Shenzhen) Co., Ltd. (PRC)

•	Wonderful (Shenzhen) Ltd. (PRC)
98%
•	Goldleaves Gems (Shenzhen) Co., Ltd. (PRC)

D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own and lease approximately 11,100 square feet of office and showroom at this location.
     Our jewelry production facility in Shenzhen, China consists of 14,080 square meters of building space located inside of and close to the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 6,893 square meters of this space. We also currently lease:
•	1,751 square meters for a term of five years expiring June 30, 2011 from an unaffiliated third party at a rental rate of $3,817 per month;

•	1,751 square meters for a term of two years expiring August 31, 2010 from an unaffiliated third party at a rental rate of $5,868 per month;

•	1,799 square meters for a term of three years expiring March 31, 2009 from an unaffiliated third party at a rental rate of $4,978 per month, renewal of lease is under negotiation; and

•	1,886 square meters for a term of three years expiring September 30, 2009 from an unaffiliated third party at a rental rate of $5,219 per month.
     We own two warehouse facilities in Hung Hom and Aberdeen consisting of 5,432 square feet and 5,200 square feet. We also own an additional property in Hung Hom. We lease all three of these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.
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
     LJ International Inc., through its operating subsidiaries, designs, manufactures, distributes and markets a full range of fine jewelry through both wholesale and retail channels under the tradenames of LORENZO and ENZO, respectively. In terms of sales revenue, geographically the United States and China are the two major contributors.
     Our product types include ring, bracelet, necklace, earring and pendant, and we are one of the prominent companies in colored gemstones that employ the mine-to-market strategy for cost minimization and ease of quality and production lead time control. Our colored gemstones are mainly imported from Brazil and Africa which supply, in terms of color, size and quality, the best colored gemstones in the world, the choices of which to customers are many and diversified and include, among others, ametrine, amethyst, aquamarine, imperial topaz, tourmaline, white topaz, tanzanite, mandarine garnet, topaz, ruby, sapphire and emerald.
     Our wholesale customers comprise fine jewellers, national jewelry chain stores, department stores and television shopping networks in North America, Western Europe, Japan and China. To keep in touch with our customers and to ensure that they are updated with our latest designs and products, we exhibited at the following international jewelry shows in 2008:

Show Name	Show Date
Vicenza Winter	Jan 13 - 20
HKJJMA Jewelry Trade Show	Jan 26 - 28
Hong Kong Int’l Jewellery Show — March 2008	Mar 4 - 8
JA Winter Show	Mar 9 - 11
Basel 2008	Apr 3 - 10
Vicenza Spring	May 17 - 21
JCK Las Vegas 08	May 30 - Jun 3
JA Summer Show	Jul 27 - 30
Vicenza Autumn	Sept 6 - 10
Hong Kong Jewellery & Watch Fair — September 2008	Sept 15 - 21
JANY Special Show	Oct 26 - 28
     Our retail operation is mainly concentrated in China where we serve individual consumers throughout 30 cities. For 2008, we temporarily suspended our ENZO Signature line, which contributed approximately $13 million sales for 2007, because of the economic downturn and market situation as the Signature line is a luxury premium line of jewelry. In our ENZO retail shops, we offer fashionable and affordable jewelry items. Excluding the Signature line sales of $13 million in 2007, our 2008 sales at retail shop level increased by 70% as compared to our 2007 retail shop sales. As at December 31, 2008, there were 97 ENZO stores throughout PRC, Hong Kong and Macau compared to the same number of stores as at December 31, 2007.
     During 2008, we concentrated on improving our individual ENZO store performance by finding better locations for some of our stores and by continuing to expand our product lines. Besides introducing new colored gemstone jewelry, we were also successful in introducing various types of diamond jewelry which contributed to 46% of total retail revenue for 2008 compared to 38% of total retail revenue for 2007.

     The revenue mix of the two streams of business of LORENZO (wholesale) and ENZO (retail) were roughly in the ratio of 73% to 27% for the year ended December 31, 2008.
     The wholesale business focuses on the US market with sales made to those $100 Million Supersellers such as Sterling Jewelers Inc, ShopNBC, Zale Corporation, QVC and Wal-Mart. The turnover of our sales to those Supersellers in the US and Canada amounted to $69.2 million for 2008 compared to $80.6 million in 2007, a decrease of 14%.
     Employing the ENZO brand name, the retail business focuses on the PRC market. ENZO has stores in Macau, Hong Kong, Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi, Tianjin, Dalian, Shenzhen, Changchun, Tangshan, Guiyang, Xian, Anshan, Changzhou, Hefei, Shijiazhuang, Zhengzhou, Nanchang, Chongqing, Kunming, Jinan, Suzhou, Wuhan and Hengyang. Our ENZO stores in the PRC operate in department stores and shopping malls.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. These estimates are based on our historical experience and on various other assumptions that we believe to be reasonable. Estimates are evaluated on an ongoing basis, but actual results may differ from these estimates.
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
Stock-based Compensation. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123R), Share-

Based Payment. SFAS No. 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 14 to our consolidated financial statements included elsewhere in this annual report.
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
We had goodwill of US$1,521,000 as of December 31, 2007 and 2008. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2008. Consequently, no goodwill impairment has been recognized.
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
Fair value of financial instruments. The Company follows Statement of Financial Accounting Standards No. 107 (SFAS No. 107), Disclosures about Fair Value of Financial Instruments, for its financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, notes payable, capital lease obligations, accounts payable, refundable customer deposits, income taxes payable, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.
A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006
Revenues
Wholesale	$99,840	$117,689	$108,679	-15%	8%
Retail	$36,428	$34,348	$15,112	6%	127%

	$136,268	$152,037	$123,791	-10%	23%

     The decrease in revenue of jewelry product for wholesale of $17,849,000 or 15% to $99,840,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007, was primarily attributable to the decrease in order quantity of 12%,
     The increase in revenue of jewelry product for wholesale of $9,010,000 or 8% to $117,689,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006, was primarily attributable to the increase in average selling price of 4% and the increase in order quantity of 8%.
     The Company’s retail business increased by $2,080,000, or 6% to $36,428,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007. Considering the fact of suspension of the Signature line operation in 2008, retail revenue at retail store level actually increased by $15,031,000 or 70% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was primarily due to the implementation of the Company’s strategy of consolidation of its ENZO retail stores. The Company opened 22 new stores, which are in better locations with better quality customers, and closed 20 of its less profitable stores. In effect, that was a total of 97 ENZO retail stores in full operation for the year ended December 31, 2008 compared to the same number of retail stores at December 31, 2007, but some of which did not operate for the full year.

     The Company’s retail business increased by $19,236,000, or 127% to $34,348,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006. This increase was primarily due to the successful launch of the ENZO Signature line of high-end jewelry which accounted for $12,951,000 of the Company’s retail business. The remaining increase was due to the Company’s new ENZO retail store openings and the continued operation of its existing 51 ENZO retail stores, that is, a total of 95 ENZO retail stores in full operation compared to a total of 44 ENZO retail stores at December 31, 2006.
Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006
Cost of sales and gross profit

Cost of sales
Wholesale	$79,729	$95,528	$83,387	-17%	15%

% of revenues	80%	81%	77%

Retail	$17,302	$16,980	$5,480	2%	210%

% of revenues	47%	49%	36%

Total	$97,031	$112,508	$88,867	-14%	27%

% of revenues	71%	74%	72%

Gross profit
Wholesale	$20,111	$22,161	$25,292	-9%	-12%

% of revenues	20%	19%	23%

Retail	$19,126	$17,368	$9,632	10%	80%

% of revenues	53%	51%	64%

Total	$39,237	$39,529	$34,924	-1%	13%

% of revenues	29%	26%	28%
     The gross profit margin of wholesale increased to 20% for the year ended December 31, 2008 from 19% for the year ended December 31, 2007. This was attributable to more effective procurement of sourced raw materials at lower costs and consumption of inventory whose original costs were lower than market.

     The gross profit margin of wholesale decreased to 19% for the year ended December 31, 2007 from 23% for the year ended December 31, 2006 and was attributable to the sales of product which had a lower gross profit margin.
     The gross profit margin of ENZO retail operation increased to 53% for the year ended December 31, 2008 compared to 51% for the year ended December 31, 2007 and was attributable to more effective procurement of sourced raw materials and finished products at lower costs.
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
Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006

Selling, general and administrative expenses

Wholesale	$14,087	$13,072	$13,324	8%	-2%
Retail	$17,820	$15,251	$7,562	17%	102%
Corporate	$2,908	$2,076	$2,228	40%	-7%

	$34,815	$30,399	$23,114	15%	32%

% of revenues	26%	20%	19%
     Selling, general and administrative expenses increased by 15% for the year ended December 31, 2008, compared to the year ended December 31, 2007. For the wholesale business, the selling, general and administrative expenses increased by 8% for the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was mainly attributable to the allowance for doubtful accounts of $1,223,000 because the debtors filed for bankruptcy protection. Excluding the allowance for doubtful accounts, the selling, general and administrative expenses of the wholesale business was $12,864,000, a decrease of 2% for the year ended December 31, 2008, compared to the year ended December 31, 2007. The expenses incurred by the retail business of $17,820,000, or 17% increase of the same for the year ended December 31, 2007, comprised advertising cost of $686,000, rental cost of $8,361,000, staff cost of $4,920,000 and other expenses of $3,853,000. The increase was mainly in the rental cost area which was a result of higher sales. The rental costs of more than 90% in number of retail stores were based on percentage of sales of which 44% in number of stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services, and non-recurring litigation expenses of $1,311,000.
     Selling, general and administrative expenses increased by 32% for the year ended December 31, 2007, compared to the year ended December 31, 2006. For the wholesale business, the selling, general and administrative expenses decreased by 2% for the year ended December 31, 2007, compared to the same of year 2006. The decrease was mainly attributable to a decrease in development cost of new products, designs and markets. The expenses incurred by the retail business of $15,251,000, or 102% increase of the same for the year ended December 31, 2006, comprised advertising cost of $2,058,000, rental cost of $5,367,000, staff cost of $4,933,000 and other expenses of $2,893,000 as a result of higher sales and increased store counts. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.
Net gain (loss) on derivatives

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006

Unrealized (loss) gain on derivatives	$(483)	$(349)	$190	38%	-284%

% of revenues	0%	0%	0%

(With the hedging mechanism in place, we have the realized gain on hedging activities)

Realized gain (loss) on hedging activities	$397	$345	$(219)	15%	-258%

% of revenues	0%	0%	0%

Net loss on derivatives and hedging activities	$(86)	$(4)	$(29)	2050%	-86%

% of revenues	0%	0%	0%
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

     Since 2003, we have commenced hedging the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred realized loss of $483,000 and $349,000 for each of the years ended December 31, 2008 and 2007, respectively, and an unrealized gain of $190,000 for the year ended December 31, 2006; and a realized gain of $397,000 and $345,000 for each of the years ended December 31, 2008 and 2007, and a realized loss of $219,000 on derivatives for the year ended December 31, 2006.
     The hedging mechanism has been in place since 2003. We secured position of a net loss of $86,000, $4,000 and $29,000 for each of the years ended December 31, 2008, 2007 and 2006, respectively, on derivative hedging activities.
Depreciation

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006

Depreciation
Wholesale	$1,877	$1,995	$1,425	-6%	40%

% of revenues	2%	2%	1%

Retail	$1,496	$1,100	$614	36%	79%

% of revenues	4%	3%	4%

Total	$3,373	$3,095	$2,039	9%	52%

% of revenues	2%	2%	2%
     Depreciation of wholesale business decreased by 6% to $1,877,000 for the year ended December 31, 2008 from $1,995,000 for the year ended December 31, 2007, which reflected part of the on-going capital expenditures which were fully amortized during the year. Depreciation of retail business increased by 36% to $1,496,000 for the year ended December 31, 2008 from $1,100,000 for the year ended December 31, 2007, which reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.
     Depreciation of wholesale business increased by 40% to $1,995,000 for the year ended December 31, 2007 from $1,425,000 for the year ended December 31, 2006, which reflected the amortization on the on-going capital expenditures, and a full year’s amortization on cost of renovation and motor vehicles incurred in 2006. Depreciation of retail business increased by 79% to $1,100,000 for the year ended December 31, 2007 from $614,000 for the year ended December 31, 2006, which reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.

Interest cost

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006

Interest expenses	$1,789	$3,103	$3,258	-42%	-5%

% of revenues	1%	2%	3%
     Interest expenses decreased by $1,314,000 or 42% to $1,789,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007, and was primarily attributable to the decrease in interest rates and the decrease in utilization level of credit lines of letters of credit and gold loans due to the suspension or cancellation imposed by the banking facilities.
     Interest expenses decreased by $155,000 or 5% to $3,103,000 for the year ended December 31, 2007, compared to the year ended December 31, 2006, and was primarily attributable to the decrease in interest rates and the decrease in utilization level of credit lines of letters of credit.
Income taxes

				% Change
				Years ended	Years ended
				December	December
	Year ended December 31,			31,	31,
(in thousands)	2008	2007	2006	2008-2007	2007-2006

Income taxes expense
Wholesales	$569	$1,015	$682	-44%	49%

% of revenues	1%	1%	1%

Retail	$0	$696	$721	-100%	-3%

% of revenues	0%	2%	5%

Total	$569	$1,711	$1,403	-67%	22%

% of revenues	0%	1%	1%
     We are incorporated in the British Virgin Islands and, under current laws of the British Virgin Islands, are not subject to tax on income or on capital gains.
     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16.5%.

     Three of our subsidiaries in China are registered to be qualified as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.
     One of our subsidiaries in China is enjoying the tax holiday as its first profit-making year in 2004 and another subsidiary in China is enjoying the tax holiday as its first profit-making year in 2005. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 18%.
     For other subsidiaries in China, the prevailing corporate income tax rate is 25%. The prevailing corporate income rate is 18% for companies operating in special economic zones of China.
     Income taxes included tax under provision adjustment of $1,000, $195,000 and $72,000 for the years ended December 31, 2008, 2007 and 2006, respectively, after the finalization of tax assessment for prior years.
Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three years.
Foreign Exchange
     Approximately 72% of our sales are denominated in US Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses are denominated in Hong Kong Dollars, followed by US Dollars and Renminbi. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.
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
Cash Flows

	Years ended December 31,
(in thousands)	2008	2007	2006

Net cash provided by (used in) operating activities	$8,746	$2,203	$(6,200)
Net cash used in investing activities	(801)	(1,806)	(3,829)
Net cash (used in) provided by financing activities	(533)	(1,309)	11,096
Effect of foreign exchange rate change	985	—	—
Net increase (decrease) in cash and cash equivalents	8,397	(912)	1,067

Operating Activities:

	Years ended December 31,
(in thousands)	2008	2007	2006

Cash flows from operating activities:
Net income	$2,530	$1,489	$5,325
Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	3,373	3,095	2,039
Unrealized (gain) loss on derivatives	—	—	(48)
Gain on sales of securities	(49)	—	—

Gain on disposal of property held for lease	(2,210)	—	—
Loss on disposal and write-off of property, plant and equipment	45	45	3
Gain on currency translation	(1,473)	—	—
Allowance for (Reversal of) doubtful debts	1,223	(2)	(40)
Minority interests	6	1	37
Compensation costs for warrants granted	39	157	158
Compensation expenses recognized during the year	361	330	213
Changes in operating assets and liabilities:
Trade receivables	1,401	702	1,106
Inventories	5,375	(13,261)	(12,810)
Prepayments and other current assets	496	596	(580)
Due from related parties	—	21	463
Trade payables	(775)	9,487	(2,955)
Accrued expenses and other payables	(1,318)	(1,432)	272
Income taxes payable and deferred taxation	(278)	975	617

Net cash provided by (used in) operating activities	8,746	2,203	(6,200)

     Net cash provided by and used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 31, 2008, net cash provided by operating activities was comprised of net income of $2,530,000, non-cash adjustment of $1,315,000 including adjustment of $3,373,000 and 1,223,000 for depreciation and allowance for doubtful debts, respectively, gain of $2,210,000 on disposal of property held for lease and gain of $1,473,000 on valuation of loans dominated in HK dollars and US dollars.
     For the year ended December 31, 2007, net cash provided by operating activities was comprised of net income of $1,489,000 and non-cash adjustment of $3,626,000 including adjustment of $3,095,000 for depreciation.
     Significant changes in assets and liabilities were as follows:
     Trade receivables decreased by $1,401,000 and $702,000 for the year ended December 31, 2008 and 2007, respectively.
     Inventory balance decreased by $5,375,000 for the year ended December 31, 2008 due to utilization of old inventory for special promotion programs with certain customers and the enforcement of strict control on inventory purchases. Inventory balance was increased by $13,261,000 for the year ended December 31, 2007. It was the accumulation of inventory of gemstones in anticipation of a significant increase in sales for the new fiscal year, and the build up of inventory for the retail business, the rise in the cost of gold and rough gemstones, the build-up of more sample lines of jewelry and the maintaining of sufficient inventory for block-orders.
     Trade payables decreased by $775,000 for the year ended December 31, 2008 due to a reduced level of material purchases which was in line with sales expectation for the year. Trade payables increased by $9,487,000 for the year ended December 31, 2007 due to increased level of material purchases during last quarter of the year.
Investing Activities:
     For the year ended December 31, 2008, net cash used in investing activities was for capital expenditures and increase in restricted cash, which was offset by the proceeds on disposal of investment property. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen, and other business necessities, and renovation of new stores for the retail business.
     For the year ended December 31, 2007, net cash used in investing activities was for capital expenditures and was partially offset by the deduction in restricted cash. Capital expenditures were mainly for renovation of our headquarters office in Hong Kong, on-going improvements of the existing production facilities in Shenzhen, and other business necessities, and renovation of new stores for the retail business.
     Our capital expenditures by category for the periods presented were:

	Years ended December 31,
(in thousands)	2008	2007	2006

Land & buildings	$—	$—	$—
Leasehold improvement	$1,199	$2,156	$2,852
Furniture, fixtures and equipment	$294	$660	$690
Plant and machinery	$81	$322	$260
Motor vehicles	$61	$1	$381

Total	$1,635	$3,139	$4,183

Financing Activities:
     Net cash used in financing activities for the year ended December 31, 2008 was $533,000, which included proceeds of $3,406,000 from the issuance of shares upon exercise of stock options, sales proceeds of derivatives and an increase of new loans and was offset by the repayment of matured bank loans, change in letter of credit and factoring and decrease in bank overdrafts utilization level.
     Net cash used in financing activities for the year ended December 31, 2007 was $1,309,000, which included proceeds of $10,576,000 from the issuance of shares upon exercise of stock options and warrants, sales proceeds of derivatives and an increase of new loans and was offset by the repayment of matured bank loans, change in letter of credit and factoring and increase in bank overdrafts utilization level.
     Our cash and cash equivalents are mainly held in US dollars and HK dollars and Renminbi.
Financing Sources
Banking Facilities and Notes Payables
     We have various letters of credit, factoring facilities and overdrafts under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of and properties owned by one of our directors.

     Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2008	2007	2006

Granted:
Letters of credit	$24,085	$38,957	$41,046
Overdraft	$2,923	$4,141	$3,564

	27,008	43,098	44,610

Utilized:
Letters of credit utilized	$13,384	$16,653	$22,344
Overdraft utilized	$2,724	$2,977	$1,591

	16,108	19,630	23,935

     The letters of credit and bank overdrafts are denominated in HK dollars and US dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.
     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
     Notes payable:

	Years ended December 31,
(in thousands)	2008	2007	2006

Notes payable, current portion	$9,194	$4,047	$3,987
Notes payable, non-current portion	$2,115	$1,154	$1,378

	11,309	5,201	5,365

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in HK dollars and Renminbi and bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2008	2007	2006

Gold loans outstanding (in $)	$—	$4,883	$11,079
Gold loans outstanding (in troy ounces)	—	11,150	26,920

Gold loan interest rate	—	3.1%-3.3%	2.6%-3.1%
     We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement. As of December 31, 2008, we do not have any gold loan outstanding.
Looking Forward:
     We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2009.
Impact of recently issued US GAAP accounting standards
     SFAS No. 141R. In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), Business Combinations, which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We are required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact of the adoption of SFAS No. 141R on our consolidated financial statements.

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
     EITF 07-1. In December 2007, the FASB ratified EITF Issue 07-1 (EITF 07-1), Accounting for Collaborative Arrangements. EITF 07-1 focuses on defining a collaborative arrangement as well as the accounting for transactions between participants in a collaborative arrangement and between the participants in the arrangement and third parties. EITF 07-1 concluded that both types of transactions should be reported in each participant’s respective income statement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the impact of EITF 07-1 on our consolidated financial statements.
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
     EITF 08-7. In November 2008, the FASB ratified EITF Issue No. 08-7 (EITF 08-7), Accounting for Defensive Intangible Assets. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting, which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of

EITF 07-1, but do not expect the adoption to have a material impact on our consolidated financial statements.
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.
D.	TREND INFORMATION.
     Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of December 31, 2008, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	I year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$

Long-Term Debt Obligations

Capital (Finance) Lease Obligations	193	87	106	—	—

Operating Lease Obligations	2,501	1,698	756	47	—

Total	2,694	1,785	862	47	—

     We had entered into finance lease agreements for the purchase of motor vehicles in 2003 and 2006. The financed amounts were $95,000 and $366,000, bearing interest at 5%-6% and 3.25%-3.5% per annum, and repayable in 60 monthly installments beginning in 2003 and 2006, respectively. A minimum finance charge may be charged if we pay off all the balances early. As of December 31, 2008, the finance lease entered in 2003 has been retired.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	69	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	44	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	49	Chief Financial Officer and Director
Andrew N. Bernstein	56	Independent Non-Executive Director
Xiang Xiong Deng	44	Independent Non-Executive Director
Jin Wang	38	Independent Non-Executive Director
Jieyun Yu	43	Independent Non-Executive Director
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
     Mr. Deng was appointed as an independent non-executive director effective October 29, 2007. He serves on the audit and nominating committees. Mr. Deng graduated from Shenzhen University (Bachelor of Law) and Shanghai Jiao Tong University (MBA). He is a member of the Shenzhen Board of Arbitration and formerly the General Manager of a number of state-owned and private enterprises. He is experienced in both capital management and investment banking.
     Mr. Wang was appointed as an independent non-executive director effective October 29, 2007. He serves as chair of the audit committee and a member of the nominating and compensation committees. He is currently Vice President of the Shenzhen Shengwei Taxation Co. Ltd. and has held that position since January 2006. Before that, he served in a number of posts with responsibilities for financial management and auditing. These include Project Manager of the Audit Department at the accounting firm Shenzhen Changcheng (2004-2005), Assistant Financial Manager at Shenzhen Jinggong Design and Decoration Co. Ltd. (2003-2004) and Manager of the Finance Department at Jiaguo Trading (Shenzhen) Co. Ltd., a wholly owned subsidiary of Bank of China Group Investment Co. Ltd (1997-2003).
     Ms. Yu was appointed as an independent non-executive director effective October 29, 2007. She serves on the audit and compensation committees. She is currently Assistant Manager of Finance at the headquarters of the Bank of China Group Insurance Co. Ltd. and General Manager of Finance at the company’s Shenzhen Branch Office. She has held these positions since June 2003. Earlier, she served in finance management positions for Midland Realty (Shenzhen) Co. Ltd. (2001-2002), Intermost Corp. (1998-2001) and Guanghua Zhaori Production Co. Ltd. (1992-1998). Prior to these positions, she was a statistician and auditor (1998-2002) at the Shenzhen Culture Bureau.
B. COMPENSATION.
     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2008 on an accrual basis, for services in all capacities, was $1,376,000. During the fiscal year ended December 31, 2008, we contributed an aggregate amount of $50,000 toward the pension plans of our directors and executive officers.

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
     During the fiscal year ended December 31, 2006, we did not grant any options to any of our directors or executive officers.
     During the fiscal year ended December 31, 2007, we did not grant any options to any of our directors or executive officers, except as follows: on January 5, 2007, we granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares, respectively, at $4.50 per share at any time through February 4, 2007.
     During the fiscal year ended December 31, 2008, we did not grant any options to any of our directors or executive officers, except as follows: on October 28, 2008, we granted the following executive officers and directors an aggregate of 1,100,000 options exercisable to acquire 1,100,000 shares subject to various vesting schedules at $0.40 per share at any time on or after January 28, 2009 through October 28, 2013 — Mr. Yih — 500,000; Ms. Au — 200,000; Mr. Ng — 200,000; Mr. Bernstein — 50,000; Mr. Deng — 50,000; Mr. Wang — 50,000; and Ms. Yu — 50,000.
C. BOARD PRACTICES.
     Each of our seven current directors was elected at our last annual meeting of shareholders held on November 14, 2008 to serve a one-year term or until his/her successor is elected and qualified.
     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
Audit Committee
     We have established an audit committee, which currently consists of Xiang Xiong Deng, Jin Wang and Jieyun Yu. Its functions are to:
•	recommend annually to the board of directors the appointment of our independent public accountants

•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants

•	review and approve non-audit services of the independent public accountants

•	review compliance with our existing accounting and financial policies

•	review the adequacy of our financial organization

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with US federal and state laws relating to financial reporting
Nominating Committee
     We have established a nominating committee, which currently consists of Xiang Xiong Deng, Jin Wang and Andrew N. Bernstein. Its purpose and functions are to:
•	assess the size and composition of the board of directors in light of our operating requirements and existing social attitudes and trends

•	develop membership qualifications for the board of directors and all board committees

•	monitor compliance with board of director and board committee membership criteria

•	review and recommend directors for continued service as required based on our evolving needs

•	coordinate and assist management and the board of directors in recruiting new members to the board of directors

•	investigate suggestions for candidates for membership on the board of directors and recommend prospective directors, as required, to provide an appropriate balance of knowledge, experience and capability on the board of directors, including stockholder nominations for the board of directors
Compensation Committee
     We have established a compensation committee, which currently consists of Andrew N. Bernstein, Jieyun Yu and Jin Wang. Its purpose and functions are to:
•	review and approve corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers

•	evaluate the chief executive officer’s performance in light of such goals and objectives at least annually and communicate the results to the chief executive officer and the board of directors

•	set the chief executive officer’s compensation levels based on the foregoing evaluation (including annual salary, bonus, stock options and other direct and indirect benefits), with ratification by the independent directors of the full board of directors

•	set the other executive officers’ compensation levels (including annual salary, bonus, stock options and other direct and indirect benefits)
Nasdaq Requirements
     Our shares of common stock are currently listed on The Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities.

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
     We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.
D. EMPLOYEES.
     As of December 31, 2008, we employed approximately 3,000 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 100 of these people were our management and executive staff in Hong Kong, Macau and China. None of our employees is represented by a labor union and we believe that our employee relations are good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of March 19, 2009 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.
     As of March 19, 2009, we had 22,911,172 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned

Yu Chuan Yih	2,534,353	(1)	10.8
Ka Man Au	454,000	(2)	2.0
Hon Tak Ringo Ng	475,000	(3)	2.0
Andrew N. Bernstein	50,000	(4)	*
Xiang Xiong Deng	0		0
Jin Wang	0		0
Jieyun Yu	0		0
All directors and executive officers as a group (7 persons)	3,513,353		14.5

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:
•	500,000 shares of common stock at $0.40 per share at any time on or after January 28, 2009 through October 28, 2013
(2)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	200,000 shares of common stock at $0.40 per share at any time on or after January 28, 2009 through October 28, 2013
(3)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	200,000 shares of common stock at $0.40 per share at any time on or after January 28, 2009 through October 28, 2013

(4)	Represents options currently exercisable to acquire:
•	50,000 shares of common stock at $0.40 per share at any time on or after January 28, 2009 through October 28, 2013
The 1998 Stock Compensation Plan
     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan, which our shareholders approved on December 9, 1998. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options
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
     As of March 19, 2009, 3,980,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 20,000 stock options to purchase 20,000 shares at $2.00 per share through June 30, 2013, of which no stock options are held by our directors and executive officers as a group.
The 2003 Stock Compensation Plan
     Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options
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
     As of March 19, 2009, 3,420,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 408,000 stock options to purchase 408,000 shares at $2.00 per share through June 30, 2013, of which 300,000 stock options are held by our directors and executive officers as a group.
The 2005 Stock Compensation Plan
     Effective July 1, 2005, we adopted and approved the 2005 Stock Compensation Plan, which our shareholders approved on September 26, 2005. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options
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
     As of March 19, 2009, 2,000,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 2,000,000 stock options to purchase 2,000,000 shares at $0.40 per share through various expiration dates, of which 1,100,000 stock options are held by our directors and executive officers as a group.
The 2008 Stock Compensation Plan
     Effective August 8, 2008, we adopted and approved the 2008 Stock Compensation Plan, which our shareholders approved on November 14, 2008. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in August 2018. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
     As of March 19, 2009, no options had been granted or exercised and, therefore, no options to purchase shares of our common stock under the plan were outstanding.
Other Options and Warrants Outstanding

     As of March 19, 2009, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 170,451 shares at $2.98 per share through September 3, 2009 which we sold to a group of investors as part of a private placement offering on September 1, 2004

•	On September 25, 2006, we issued, and 11 institutional investors purchased, an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term Warrants with identical terms to the Long Term Warrants issued to the investors (the “Placement Agent Warrants”). The Short Term Warrants were exercisable at any time through February 5, 2007. The Long Term Warrants are exercisable at any time on or after March 25, 2007 for a term of five years thereafter.
               As of March 19, 2009, the following warrants remained outstanding:
•	300,001 Long Term Warrants

•	29,333 Placement Agent Warrants
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of March 18, 2009, we had 251 record holders of our common stock. Of the 22,911,172 shares outstanding as of March 18, 2009, 21,339,721 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.

     Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $34,835,000, $28,772,000 and $23,095,000 as of December 31, 2006, 2007 and 2008, respectively. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. As of December 31, 2008, the balance of the mortgage loans amounted to $0.
     We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, less than $200,000 for legal services rendered to us during the fiscal year ended December 31, 2008.
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
     On January 14, 2009, the Company entered into a settlement agreement with the lead plaintiff pursuant to which the Company will create a settlement fund of $2,000,000 in cash, to be funded entirely by the Company’s insurer. As part of the settlement agreement, all claims alleged in the lawsuit will be dismissed with prejudice. The settlement agreement is subject to preliminary approval and final approval by the Court.
     On February 23, 2009, the Court held a hearing on the parties’ request for preliminary approval of the settlement. Subject to minor changes in the settlement documents, the Court indicated that it would preliminarily approve the settlement, and set a final approval hearing for the summer of 2009. The parties have lodged an Amended Stipulation of Settlement with the court for its preliminary approval.
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
     On May 9, 2008, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal. The parties filed their appellate briefs, and the California Court of Appeal heard oral argument on February 25, 2009. A decision is expected by May 29, 2009.
     In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The parties stipulated and the Court ordered that the Cooke action be stayed pending resolution of the Vaughn appeal.

     Shao v. Yih, et al. On October 28, 2007, the former chief executive officer of Lorenzo USA, Inc. (a wholly-owned subsidiary of LJ), sued LJ, Lorenzo USA, Inc., and LJ’s Chief Executive Officer Yu Chuan Yih in Los Angeles Superior Court, Shao v, Yih, et al., Case No. BC379851. The plaintiff claimed that the defendants wrongfully refused to honor his valid exercise of options for the purchase of LJ stock. On April 25, 2008, the parties agreed to settle the dispute at mediation. The plaintiff has filed a Request for Dismissal in May 2008, which was subsequently granted and dismissed on May 12, 2008.
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
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended December 31, 2004	$5.74	$2.21
Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08
Year ended December 31, 2007	$12.86	$2.18
Year ended December 31, 2008	$5.45	$0.37

Quarter ended March 31, 2007	$12.00	$4.42
Quarter ended June 30, 2007	$12.86	$8.93
Quarter ended September 30, 2007	$12.37	$3.99
Quarter ended December 31, 2007	$6.15	$2.18
Quarter ended March 31, 2008	$5.45	$2.47
Quarter ended June 30, 2008	$3.90	$2.56
Quarter ended September 30, 2008	$2.53	$1.01
Quarter ended December 31, 2008	$1.02	$0.37
Quarter ended March 31, 2009*	$0.81	$0.47

Month ended September 30, 2008	$1.66	$1.01

Period	High	Low
Month ended October 31, 2008	$1.02	$0.37
Month ended November 30, 2008	$0.58	$0.46
Month ended December 31, 2008	$0.93	$0.53
Month ended January 31, 2009	$0.81	$0.66
Month ended February 28, 2009	$0.71	$0.52
Month ended March 31, 2009*	$0.51	$0.47

*	Through March 19, 2009
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
     Based upon that evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.
(b) Management’s annual report on internal control over financial reporting.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
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
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.
(c) Attestation report of the registered public accounting firm.
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
     Gruber & Company, LLC was our principal accountant for the audit of our financial statements for the fiscal years ended December 31, 2007 and 2008.
     The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $210,000 for the fiscal year ended December 31, 2007 and $260,000 for the fiscal year ended December 31, 2008. The aggregate fees billed for the audit of our internal control over financial reporting were $35,000 for the fiscal year ended December 31, 2007 and $25,000 for the fiscal year ended December 31, 2008.
(b) Audit — Related Fees.
     No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2007 and 2008.
(c) Tax Fees.
     The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were $nil for the fiscal year ended December 31, 2007 and $ nil for the fiscal year ended December 31, 2008.
(d) All Other Fees.
     No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2007 and 2008.
(e) Audit Committee Pre-Approval Policies and Procedures.
     To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our current auditor, Gruber & Company, LLC, may provide.

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
     We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2008.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Our shares of common stock are currently listed on The Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements, together with the report of the independent registered public accounting firm Gruber & Company, LLC, for the years ended December 31, 2006, 2007 and 2008 are being filed as part of this Annual Report on Form 20-F.
Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008.

Consolidated balance sheets as of December 31, 2007 and 2008.
Consolidated statements of shareholders’ equity for the years ended December 31, 2006, 2007 and 2008.
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008.
Notes to and forming part of the financial statements.
Schedule II — Valuation and Qualifying Accounts for the year ended December 31, 2008, 2007 and 2006
All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of LJ International Inc.
In our opinion the consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of LJ International Inc. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement Schedule II presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and the financial statement Schedule II, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under Item 15(b) Management’s Annual Report on Internal Control Over Financial Reporting of the Annual Report on Form 20-F-2008. Our responsibility is to express opinions on these financial statements, on the financial statement Schedule II, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
March 9, 2009

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2008	2007	2006
		US$	US$	US$

Operating revenue	2(c)	136,268	152,037	123,791
Costs of goods sold (Exclusive of depreciation shown separately below)		(97,031)	(112,508)	(88,867)

Gross profit		39,237	39,529	34,924

Operating expenses
Selling, general and administrative expenses		(34,815)	(30,399)	(23,114)
Net loss on derivatives		(86)	(4)	(29)
Depreciation		(3,373)	(3,095)	(2,039)

Operating income		963	6,031	9,742

Other income and expense
Interest income	2(c)	199	273	282
Gain on currency translation		1,473	—	—
Gain on sales of securities		49	—	—
Gain on disposal of property held for lease		2,210	—	—
Interest expenses		(1,789)	(3,103)	(3,258)

Income before income taxes and minority interests		3,105	3,201	6,766
Income taxes expense	9	(569)	(1,711)	(1,403)

Income before minority interests		2,536	1,490	5,363
Minority interests in consolidated subsidiaries		(6)	(1)	(38)

Net income		2,530	1,489	5,325

Numerator:
Net income used in computing basic earnings per share		2,530	1,489	5,325

Denominator:
Weighted average number of shares used in calculating basic earnings per share		22,245,626	21,064,253	17,390,093
Effect of dilutive potential ordinary shares:
Warrants		6,131	248,945	118,717
Stock options		196,838	975,904	794,467

Weighted average number of shares used in calculating diluted earnings per share		22,448,595	22,289,102	18,303,277

Earnings per share:
Basic	2(g)	0.11	0.07	0.31

Diluted	2(g)	0.11	0.07	0.29

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2008	2007
		US$	US$

ASSETS
Current assets
Cash and cash equivalents		13,348	4,951
Restricted cash	8(a)	6,493	4,161
Trade receivables, net of allowance for doubtful accounts (December 31, 2008: US$1,705; December 31, 2007: US$1)		20,570	23,194
Derivatives		—	2,947
Available-for-sale securities	2(n)	2,288	2,973
Inventories	4	76,637	82,012
Prepayments and other current assets		2,609	2,522

Total current assets		121,945	122,760
Properties held for lease, net	5	750	1,292
Property, plant and equipment, net	6	6,863	8,460
Deferred tax assets		111	111
Goodwill, net	7	1,521	1,521

Total assets		131,190	134,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	8	2,724	2,977
Notes payable	8	9,194	4,047
Capitalized lease obligation, current portion	10	78	92
Letters of credit, gold loans and others	8	13,384	21,536
Derivatives		—	4,444
Trade payables		17,925	18,700
Accrued payroll and staff benefits		1,753	2,686
Accrued expenses and other payables		3,049	3,434
Income taxes payable		1,441	1,719
Deferred taxation	9	339	339

Total current liabilities		49,887	59,974
Notes payable, non-current portion		2,115	1,154
Capitalized lease obligation, non-current portion	10	103	181

Total liabilities		52,105	61,309

Minority interests		756	167

Commitments and contingencies	11

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 22,911,172 shares as of December 31, 2008 and 21,437,172 shares as of December 31, 2007	12	229	214
Additional paid-in capital		55,286	51,495
Accumulated other comprehensive (loss) income		(354)	321
Retained earnings		23,168	20,638

Total shareholders’ equity		78,329	72,668

Total liabilities and shareholders’ equity		131,190	134,144

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	paid-in	comprehensive	Unearned	Retained
	Notes	of shares	value	capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
					(Note 2(x))

Balance as of January 1, 2006		15,521,203	155	31,204	(156)	(19)	13,824	45,008

Comprehensive income, net of tax:
Net income		—	—	—	—	—	5,325	5,325
Unrealized holding gain on investment in available-for-sale securities	2(n)	—	—	—	100	—	—	100

								5,425

Issuance of common stock on private placement	12(a)(ii)	1,466,668	15	4,176	—	—	—	4,191
Issuance of common stock upon exercise of stock options	12(a)(iii)	1,489,500	15	2,989	—	—	—	3,004
Issuance of common stock upon exercise of warrants	12(a)(iii)	500,000	5	1,735	—	—	—	1,740
Elimination of unearned compensation	2(q)	—	—	(19)	—	19	—	—
Compensation costs for warrants granted	14(b)(ii)	—	—	158	—	—	—	158
Stock-based compensation	2(q)	—	—	213	—	—	—	213

Balance as of December 31, 2006		18,977,371	190	40,456	(56)	—	19,149	59,739

Comprehensive income, net of tax:
Net income		—	—	—	—	—	1,489	1,489
Unrealized holding gain on investment in available-for-sale securities	2(n)	—	—	—	377	—	—	377

								1,866
Issuance of common stock upon exercise of stock options	12(a)(iv)	1,897,000	19	8,485	—	—	—	8,504
Issuance of common stock upon exercise of warrants	12(a)(iv)	562,801	5	2,067	—	—	—	2,072
Compensation costs for warrants granted	14(b)(ii)	—	—	157	—	—	—	157
Stock-based compensation	2(q)	—	—	330	—	—	—	330

Balance as of December 31, 2007		21,437,172	214	51,495	321	—	20,638	72,668
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

					Accumulated
		Common stock		Additional	other
		Number	Par	paid-in	comprehensive	Unearned	Retained
	Notes	of shares	value	capital	income (loss)	compensation	earnings	Total
			US$	US$	US$	US$	US$	US$
					(Note 2(x))

Balance as of December 31, 2007		21,437,172	214	51,495	321	—	20,638	72,668

Comprehensive income, net of tax:
Net income		—	—	—	—	—	2,530	2,530
Exchange translation difference					(375)			(375)
Unrealized holding loss on investment in available-for-sale securities	2(n)	—	—	—	(251)	—	—	(251)
Realized gain on sale of available-for-sale securities					(49)			(49)

								1,855
Issuance of common stock upon exercise of stock options	12(a)(v)	1,324,000	13	3,393	—	—	—	3,406
Issuance of common stock for services rendered	12(a)(vi)	150,000	2	141	—	—	—	143
Compensation costs for warrants granted	14(b)(ii)	—	—	39	—	—	—	39
Stock-based compensation	2(q)	—	—	218	—	—	—	218

Balance as of December 31, 2008		22,911,172	229	55,286	(354)	—	23,168	78,329

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	US$	US$	US$

Cash flows from operating activities:
Net income	2,530	1,489	5,325
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	3,373	3,095	2,039
Unrealized loss on derivatives	—	—	(48)
Gain on sales of securities	(49)	—	—
Gain on disposal of property held for lease	(2,210)	—	—
Loss on disposal and write-off of property, plant and equipment	45	45	3
Gain on currency translation	(1,473)	—	—
Allowance for (Reversal of) doubtful debts	1,223	(2)	(40)
Minority interests	6	1	37
Compensation costs for warrants granted	39	157	158
Compensation expenses recognized during the year	361	330	213
Changes in operating assets and liabilities:
Trade receivables	1,401	702	1,106
Inventories	5,375	(13,261)	(12,810)
Prepayments and other current assets	496	596	(580)
Due from related parties	—	21	463
Trade payables	(775)	9,487	(2,955)
Accrued expenses and other payables	(1,318)	(1,432)	272
Income taxes payable and deferred taxation	(278)	975	617

Net cash provided by (used in) operating activities	8,746	2,203	(6,200)

Cash flows from investing activities:
Change in restricted cash	(2,332)	1,328	350
Proceeds from disposal of available-for-sale securities	434	—	—
Purchase of property, plant and equipment	(1,635)	(3,139)	(4,183)
Proceeds from disposals of property held for lease, and property, plant and equipment	2,732	5	4

Net cash used in investing activities	(801)	(1,806)	(3,829)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	US$	US$	US$

Cash flows from financing activities:
Change in bank overdrafts	(253)	1,386	(437)
Proceeds from issuance of shares upon exercise of stock options	3,406	8,504	3,004
Proceeds from issuance of shares upon exercise of stock warrants	—	2,072	1,740
Net proceeds from issuance of shares in private placement	—	—	4,191
Repayment of amount due to related parties	—	—	(1,910)
Loans acquired	21,286	14,334	11,092
Repayment of loans	(24,558)	(24,833)	(8,117)
Repayment of capitalized lease obligation	(92)	(83)	(73)
Letter of credit and factoring	(3,269)	(5,691)	457
Proceeds from sale of derivatives net of retirement of embedded derivatives	2,947	3,002	1,149

Net cash (used in) provided by financing activities	(533)	(1,309)	11,096

Effect of foreign exchange rate change	985	—	—

Net increase (decrease) in cash and cash equivalents	8,397	(912)	1,067

Cash and cash equivalents, as of beginning of year	4,951	5,863	4,796

Cash and cash equivalents, as of end of year	13,348	4,951	5,863

Supplemental disclosure information:
Interest expenses	1,789	3,103	3,258
Income taxes paid	847	736	786

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	—	—	366

See accompanying notes to consolidated financial statements.

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (LJI), its subsidiaries and variable interest entities (VIEs) (collectively referred to as the “Company”) are principally involved in the design, manufacture, marketing, sale of precious and color gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The retail stores are located in the PRC, Hong Kong and Macau. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for lease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of accounting

The financial statements are prepared in accordance with US generally accepted accounting principles (US GAAP).

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

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest nor do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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
relaxation of the restrictions on foreign ownership on retail business, the agents of one of the VIE transferred the ownership of the VIE back to the Company in September 2006, the agents of other VIEs are in the process of transferring the ownership of the VIE back to the Company.

The application of the consolidation provisions of FIN 46(R) resulted in an increase in assets and an increase in liabilities as of December 31, 2008 by US$1,651 and US$4,087 respectively, and an increase in assets and an increase in liabilities as of December 31, 2007 by US$5,632 and US$5,682 respectively and increase in net income of US$326 for the year ended December 31, 2008 and increase in net loss of US$473 and US$580 for the years ended December 31, 2007 and 2006 respectively.

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared to its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$nil included in statement of operations for the years ended December 31, 2008, 2007 and 2006.

(c)	Revenue recognition

Operating revenue represents:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	US$	US$	US$
Product sales	145,372	161,375	128,118
Services income	—	—	4,130
Rental income	98	126	124

	145,470	161,501	132,372
Less: Sales return allowance	(9,202)	(9,464)	(8,581)

	136,268	152,037	123,791

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Product sales

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

Service income represents services performed for improving and upgrading gemstones into saleable quality. On August 11, 2006 the Company entered into a “Joint Collaboration Agreement” (the “Agreement”) with an Agent who is not a related party. The Company was responsible for and paid the cost of servicing and upgrading performed to bring gemstones to the form of fine jewelry ready for sale.

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

Gain on currency translation is recognized on conversion of loans made to the PRC subsidiaries which are denominated in US dollars and HK dollars, short-term in nature and are repayable in full on demand. Upon the appreciation of Renminbi, gain on currency translation is recognized.

Gain on sales of available-for-sale securities is realized and recognized in the consolidated statements of income when the securities are sold.

Gain on disposal of property held for lease is realized and recognized in the consolidated statements of income when the property is sold.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$2,384, US$2,580 and US$2,991 for the years ended December 31, 2008, 2007 and 2006 respectively.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$824, US$2,242 and US$1,321 for the years ended December 31, 2008, 2007 and 2006 respectively.

(g)	Earnings per share

The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. 499,785 warrants were not included in the computation of diluted earnings per share for the year ended December 31, 2008 because to do so would have been anti-dilutive for the year.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Accounts receivable

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

The Company reviews its allowance for doubtful accounts regularly. Past due balances over 120 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (see note 8), that are subject to recourse for non-payment.

(j)	Inventories

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, including inbound freight charges, purchasing and receiving cost, inspection costs and internal transfer costs, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregulars and slow moving inventory, and which are charged to cost of goods sold. In case of inventory which has been written down below cost at the close of a fiscal year, such reduced amount forms a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. The Company estimates the loss/write-down on the basis of its assessment of the inventory’s net realizable value based upon current market conditions and historical experience.

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
Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2008, 2007 and 2006 were US$3,373, US$3,095 and US$2,039 respectively.

(m)	Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 (SFAS No. 144), Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds it fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

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

	As of December 31,
	2008	2007
	US$	US$

Quoted capital guaranteed fund, at cost	2,111	2,496
Gross unrealized gains	177	477

Fair value of available-for-sale securities	2,288	2,973

(o)	Gold loans and embedded derivative

Gold loans are commodity-indexed debts with an embedded derivative. The loan is recorded at its original amount and adjusted for additional borrowings and repayments. The embedded derivative component was valued at fair value, considering the market price of gold, volatility of gold and the time value of money. Any changes in fair value of embedded derivative are included in the consolidated statement of operations and an asset or liability representing the value of the embedded derivative portion is included in the consolidated balance sheets.

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

Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company records the cost as expense over the offering period and vesting term in connection with compensation expense for stock-based employee compensation plans.

Effective January 1, 2006, the Company began recording compensation expense for stock-based employee compensation plans in accordance with SFAS No. 123(R) as interpreted by SEC Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS No. 123(R), and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation expense for stock-based employee compensation plans recognized for the year ended December 31, 2006 now includes estimated expense for the portion of stock options vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

As of December 31, 2008, the Company has three stock-based employee compensation plans, details of which are set out in note 14(a).

During the year ended December 31, 2008, the Company has granted 2,500,000 stock options to the employees. The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended
December 31,
2008

Expected dividend yield	—
Expected stock price volatility	108%
Risk-free interest rate	1.61%
Expected life of options	0.91 year
The weighted average fair value per option granted during the years ended December 31, 2008, 2007 and 2006 were US$0.17, US$0.22 and US$nil respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Stock-based compensation (Continued)

Prior to January 1, 2006, the Company records compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense is measured as the excess of the market price of the stock over the exercise price of the plan on the measurement date. Compensation expense is charged to income as when incurred if the benefit was fully vested at the date of grant or is recognized proportionately over the vesting period. Unearned compensation is shown separately as a reduction of the shareholders’ equity.

In 2004, the Company recorded an unearned compensation of US$48 in the shareholders’ equity in relation to the option to purchase 150,000 shares of the common stock of the Company granted to an employee, for which the exercise price was below the market price of the underlying stock at the date of grant. This amount is accrued proportionately as compensation expense over the vesting period. For each of the two years ended December 31, 2005 and 2004, the Company recognized compensation expense of US$18 and US$11 respectively in its statement of operations. Following the adoption of SFAS No. 123(R) in 2006, the unearned compensation has been eliminated against the additional paid-in capital. Other than the above, the exercise price of the Company’s incentive stock options was same as or higher than the market price of the underlying stock on the date of grant, no compensation expense was recognized for these stock options granted to employees.

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

LJI’s functional currency is United States dollars. Transactions denominated in currencies other than US dollars are translated into US dollars at the exchange rate prevailing at the dates of transactions. Foreign currency transaction gains and losses are included in the consolidated statement of operations. The assets and liabilities of the Company’s subsidiaries whose functional currencies are other than US dollars, are translated at the exchange rates in effect at the balance sheets date and related revenue and expenses are translated at average exchange rates during the year. Related transaction gains or losses are reported as a separate component of accumulated other comprehensive income (loss).
The aggregate transaction gain (loss) included in determining net income were US$795, (US$453) and (US$465) for each of the three years ended December 31, 2008, 2007 and 2006 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(t)	Cash equivalents and Pledged Bank Deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash deposits that are restricted as to withdrawal or pledged as security, are disclosed separately on the face of the consolidated balance sheets, and not included in the cash total for the purpose of the consolidated statements of cash flows.

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

The Directors of the Company have never declared or paid any cash dividends on the Company’s capital stock and do not anticipate paying cash dividends in the foreseeable future. The ability to pay dividends depends upon receipt of dividends or other payments from subsidiaries and other holdings and investments. In addition, the operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into US dollars or other currencies and other regulatory restrictions. Currently, none of the subsidiaries has such restriction during the periods presented except for the covenants as set out in note 8 to the financial statements.

(x)	Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130 Reporting Comprehensive Income. Accumulated other comprehensive gain represents exchange translation adjustments and unrealised holding gains on investment, and is included in the shareholders’ equity section of the balance sheets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements

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

In December 2007, the FASB ratified EITF Issue 07-1 (EITF 07-1), Accounting for Collaborative Arrangements. EITF 07-1 focuses on defining a collaborative arrangement as well as the accounting for transactions between participants in a collaborative arrangement and between the participants in the arrangement and third parties. EITF 07-1 concluded that both types of transactions should be reported in each participant’s respective income statement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the impact of EITF 07-1 on our consolidated financial statements.

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

In November 2008, the FASB ratified EITF Issue No. 08-7 (EITF 08-7), Accounting for Defensive Intangible Assets. EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting, which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of EITF 07-1, but do not expect the adoption to have a material impact on our consolidated financial statements.

3.	OPERATING RISKS
(a)	Concentrations of credit risks

Details of major customers from which the Company derived operating revenue are shown in note 17(a).

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheets) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Company’s receivables. Even though the Company does have major customers, it does not consider itself to be exposed to significant credit risk with regards to collection of the related receivables. Historical losses have not been significant.

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

4.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2008	2007
	US$	US$

Raw materials	36,165	42,052
Work-in-progress	1,711	2,600
Finished goods	38,761	37,360

	76,637	82,012

5.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of 2 years. Properties held for lease consists of the following:

	As of December 31,
	2008	2007
	US$	US$

Leasehold land and buildings	1,246	2,037
Less: Accumulated depreciation	(496)	(745)

	750	1,292

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2008 and 2007 (see note 8).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2008	2007
	US$	US$

2008	—	74
2009	58	32
2010	27	—

	85	106

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2008	2007
	US$	US$

Leasehold land and buildings	2,405	2,405
Leasehold improvement	10,076	8,610
Furniture, fixtures and equipment	5,547	5,282
Plant and machinery	2,482	2,509
Motor vehicles	905	844

	21,415	19,650
Less: Accumulated depreciation	(14,552)	(11,190)

	6,863	8,460

The Company pledged leasehold land and buildings with net book values of US$1,251 and US$1,318 as of December 31, 2008 and 2007 respectively as collateral for general banking facilities granted to the Company (see note 8).
7.	GOODWILL, NET
As of December 31, 2008, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2008	2007
	US$	US$

Carrying value, beginning of year	1,521	1,521
Impairment loss	—	—

Carrying value, end of year	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discounted cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2008. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2008 and 2007 respectively.

8.	BANKING FACILITIES AND OTHER LOANS

			As of December 31,
			2008	2007
	Notes		US$	US$

Bank overdrafts	(a	)	2,724	2,977

Notes payable:
Current portion	(b	)	9,194	4,047

Letters of credit, gold and others:
Letters of credit	(a	)	9,386	12,108
Factoring	(a	)	3,998	4,545
Gold loan	(c	)	—	4,883

			13,384	21,536

The Company’s banking facilities are collateralized by leasehold land and buildings (see notes 5 and 6), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 15(b)).
The material provisions of indentures relating to the Company’s various banking facility agreements contain, among others, covenants pertaining to maintenance of the tangible net worth of LJI and one of its subsidiaries amounting to US$25,000 and US$4,487 respectively. In the event of default, the bank would at its discretion to cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding.
(a)	As of December 31, 2008, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$2,923 (2007: US$4,141), US$12,077 (2007: US$20,526) and US$12,008 (2007: US$18,431) respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 2.5% to 4.8% per annum as of December 31, 2008 and ranged from 4.4% to 8% per annum as of December 31, 2007.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment in capital guaranteed fund based on the amount of facilities granted. The cash balances are reflected as restricted cash in the balance sheets.

8.	BANKING FACILITIES AND OTHER LOANS (Continued)
(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 6). These loans aggregated to US$11,309 and US$5,201 as of December 31, 2008 and 2007 respectively. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 2.3% to 10.6% per annum as of December 31, 2008 and ranged from 5.6% to 8.8% per annum as of December 31, 2007.

(c)	The Company had outstanding loans to purchase nil and 11,150 ounce of gold as of December 31, 2008 and 2007 respectively with the related balances being US$nil and US$4,883 respectively. These loans are due within the following year, however, have been historically renewed. These loans bear interest at 3.1% to 3.3% per annum as of December 31, 2007 and can be repaid in cash at the current exchange rate of gold any time prior to maturity.

The weighted average interest rate for the year ended December 31, 2008 and 2007 were 3.7% and 5.5% per annum respectively.
9.	INCOME TAXES
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
The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax expense comprises of the following:

9.	INCOME TAXES (Continued)

	Year ended December 31,
	2008	2007	2006
	US$	US$	US$

Current taxes arising in foreign subsidiaries:
For the year	(568)	(1,525)	(1,248)
Under provision in prior years	(1)	(195)	(72)

Total current tax	(569)	(1,720)	(1,320)

Deferred taxes arising in foreign subsidiaries:
For the year	—	9	(83)

Income taxes expense	(569)	(1,711)	(1,403)

Reconciliation to the expected statutory tax rate in Hong Kong of 16.5% (2007 and 2006: 17.5%) is as follows:

	Year ended December 31,
	2008	2007	2006
	%	%	%

Statutory rate	16.5	17.5	17.5
Tax effect of net operating losses	17.2	43.8	16.6
Non taxable profits, net	(21.9)	(13.3)	(14.4)
Others	6.5	5.4	1.0

Effective rate	18.3	53.4	20.7

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

9.	INCOME TAXES (Continued)

	As of December 31,
	2008	2007
	US$	US$
Deferred tax assets:
Net operating loss	3,693	4,957
Depreciation	90	61
Others	4	60

	3,787	5,078
Valuation allowance	(3,676)	(4,967)

Total deferred tax assets	111	111

Deferred tax liabilities:
Accelerated tax allowance	(95)	(202)
Others	(244)	(137)

Net deferred tax liabilities	(339)	(339)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The decrease in valuation allowance for the year ended December 31, 2008 was US$1,291; for December 31, 2007 and 2006, there were increase (decrease) in valuation allowance amounted to US$868 and (US$1,049) respectively.
Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$111 and US$111, net of valuation allowances as of December 31, 2008 and 2007.
10.	LEASES
The Company is obligated under capital leases covering certain motor vehicles and office equipment that expire at various dates during the next five years. At December 31, 2008 and 2007, the gross amount of motor vehicles and office equipment and related accumulated amortization recorded under capital leases were as follows:

	As of December 31,
	2008	2007
	US$	US$

Motor vehicles	493	493
Furniture, fixtures and equipment	19	19

	512	512
Less: Accumulated amortization	(344)	(245)

	168	267

10.	LEASES (Continued)
Amortization of assets held under capital leases is included with depreciation expenses.
The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to statements of operations on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount. Rental expenses for operating leases for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	Year ended December 31,
	2008	2007	2006
	US$	US$	US$

Minimum rentals	3,756	2,937	2,550
Contingent rentals	6,197	3,271	777
Rental expenses	9,953	6,208	3,327
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2008		As of December 31, 2007
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$

2008	—	—	106	1,838
2009	87	1,698	87	913
2010	85	650	85	417
2011	21	106	21	131
Thereafter	—	47	—	—

Total future minimum lease payments	193	2,501	299	3,299

Less: Amount representing interest (at rates ranging from 0% to 4.95%)	(12)		(26)

Present value of net minimum capital lease payments	181		273
Less current instatements of obligations under capital leases	(78)		(92)

Obligations under capital leases, excluding current instalments	103		181

10.	LEASES (Continued)
The Company leases certain of its office and quarters from a related party with two year lease terms expiring in 2009 and 2010. Rental expenses for operating leases paid to the related party are included in the data presented above. Total rent expenses associated with these leases were US$246, US$245 and US$227 for the years ended December 31, 2008, 2007 and 2006 respectively.
11.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As of December 31, 2008, 2007 and 2006, the Company had capital expenditure commitments of US$66, US$9 and US$152 respectively.
(b)	Contingencies

As of December 31, 2008, 2007 and 2006, the Company provided guarantee in respect of bank mortgage loans granted to the Company’s Chairman and Chief Executive Officer, Mr. Yu Chuan Yih to the extent of US$nil, US$79 and US$158 respectively.
(c)	Legal Proceedings

Securities Litigation. In September 2007, several shareholder class actions were filed in the United States District Court for the Central District of California against the Company and certain officers and directors of the Company, entitled Apple v. LJ International Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07/06213), and Lieben v. LJ International Inc., et. al. (No. 07-06216). On February 8, 2008, the judge to whom the cases were referred consolidated the cases and appointed lead plaintiff and lead counsel. On April 8, 2008, the lead plaintiff filed an amended and consolidated complaint (the “Complaint”).

The Complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. It seeks an unspecified amount of damages on behalf of all persons who purchased the Company’s common stock during the period from February 15, 2007, to September 6, 2007 (the “Class Period”). The Complaint alleges that the Company’s February 15, 2007 press release, which provided financial guidance for the Company’s fourth quarter and year-end 2006 net income and earnings, contained materially false and misleading statements. The Complaint alleges that the defendants overstated the Company’s fiscal 2006 financial results, and thereby artificially inflated the market price of the Company’s common stock throughout the Class Period.

On May 27, 2008, the Company (the only defendant served with the Complaint) moved to dismiss the Complaint pursuant to Rule 12(b) of the Federal Rules of Civil Procedure.

11.	COMMITMENTS AND CONTINGENCIES (Continued)
(c)	Legal proceedings (Continued)
On January 14, 2009, the Company entered into a settlement agreement with the lead plaintiff pursuant to which the Company will create a settlement fund of $2,000,000 in cash, to be funded entirely by the Company’s insurer. As part of the settlement agreement, all claims alleged in the lawsuit will be dismissed with prejudice. The settlement agreement is subject to preliminary approval and final approval by the Court.

On February 23, 2009, the Court held a hearing on the parties’ request for preliminary approval of the settlement. Subject to minor changes in the settlement documents, the court indicated that it would preliminarily approve the settlement, and set a final approval hearing for the summer of 2009. The parties have lodged an Amended Stipulation of Settlement with the court for its preliminary approval.

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

On May 9, 2008, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal. The parties’ filed their appellate briefs, and the California Court of Appeal heard oral argument on February 25, 2009. A decision is expected by May 29, 2009.

In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The parties stipulated and the court ordered that the Cooke action be stayed pending resolution of the Vaughn appeal.

11.	COMMITMENTS AND CONTINGENCIES (Continued)
(c)	Legal proceedings (Continued)

At this time, the Company is unable to form a professional judgment as to whether unfavorable outcomes are either probable or remote.

Shao v. Yih, et al. On October 28, 2007, the former chief executive officer of Lorenzo USA, Inc. (a wholly-owned subsidiary of the Company), sued the Company, Lorenzo USA, Inc., and the Company’s Chief Executive Officer Yu Chuan Yih in Los Angeles Superior Court, Shao v, Yih, et al., Case No. BC379851. The plaintiff claimed that the defendants wrongfully refused to honor his valid exercise of options for the purchase of the Company’s stock. On April 25, 2008, the parties agreed to settle the dispute at mediation. A Request for Dismissal was filed in May 2008, which was subsequently granted and dismissed on May 12, 2008.

Besides the above-mentioned legal proceedings, the Company is exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against the Company, the Company could resolve such claims under terms and conditions that would not have a material adverse effect on its business, its liquidity or financial results. Periodically the Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, the Company then accrued a liability for the estimated loss. Any liability for estimated loss is based on the criteria in SFAS No. 5, “Accounting for Contingencies”. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated under SFAS No. 5 for potential losses that may or may not arise from the current lawsuits in which the Company is involved. Accruals include billings for legal services performed to date and expected.
12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock

(i) In September 2004, the Company completed a private placement of 1,614,082 shares of common stock and 484,221 warrants (note 12(b)(i)) at a price of US$2.20 per share. The Company sold all of the shares and the placement raised US$2,746 after underwriting discounts and placement costs.

12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(a)	Common stock (Continued)
(ii) In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 12(b)(ii)).

(iii) During the year ended December 31, 2006, warrants to purchase 500,000 shares of common stock (note 14(b)(ii)) and 1,489,500 stock options (note 14(a)) were exercised. A total of 1,989,500 shares of common stock of the Company were issued accordingly.

(iv) During the year ended December 31, 2007 warrants to purchase 562,801 shares of common stock (note 12(b)) and 1,897,000 stock options (note 14(a)) were exercised. A total of 2,459,801 shares of common stock of the Company were issued accordingly.

(v) During the year ended December 31, 2008, 1,324,000 stock options (note 14(a)) were exercised. A total of 1,324,000 shares of common stock of the Company were issued accordingly.

(vi) On October 1, 2008, the Company entered into a consulting agreement with a consultant for a period of 3 months commencing on October 1, 2008. Pursuant to the agreement, the Company issued to the consultant 150,000 shares of restricted common stock of the Company, which shares contained the customary restrictive legend pursuant to the US Securities Act of 1933, as amended. The shares were valued at the then current market price.
As of December 31, 2008, the Company had 22,911,172 shares of common stock issued.
(b)	Warrants other than stock-based compensation

	As of December 31,
	2008	2007	2006
	Number of	Number of	Number of
	warrants	warrants	warrants

Outstanding, beginning of year	499,785	1,062,586	429,676
Granted	—	—	632,910
Exercised	—	(562,801)	—

Outstanding, end of year	499,785	499,785	1,062,586

12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(b)	Warrants other than stock-based compensation (Continued)

The following table shows the warrants outstanding as of December 31, 2008.

		Number of
		warrants
Date of grant	Notes	outstanding	Exercise price		Expiration date

September 1, 2004	(i)	170,451	US$	2.98	September 3, 2009
September 25, 2006	(ii)	329.334	US$	4.50	March 25, 2012
September 25, 2006	(ii)	—	US$	4.221	February 5, 2007

(i)	On September 1, 2004, the Company issued warrants for the investors of a private placement to purchase 484,221 shares of the Company’s common stock at an exercise price of US$2.98 per share with an expiration date of September 3, 2009.

(ii)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

The Company has also issued warrants to the placement agent of the private placement to purchase 29,333 shares of the Company. The warrants issued to the placement agent are identical to the long-term warrants.
The fair value of warrants was valued using the Black-Scholes option pricing model with resulting allocation of the aggregate proceeds from private placement between common stock and the underlying warrants, and which have been included in the additional paid-in capital.

13.	EMPLOYEE RETIREMENT BENEFIT PLANS

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2008, 2007 and 2006 was US$221, US$27 and US$ nil respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$2,234, US$1,505 and US$1,317 for the years ended December 31, 2008, 2007 and 2006 respectively.
14.	STOCK-BASED COMPENSATION
(a)	Stock incentive plan

On June 1, 1998, the Company adopted a stock option plan (The 1998 Plan) which was approved by the shareholders on December 9, 1998. The 1998 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company.

14.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

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

On July 1, 2003, the Company adopted the second stock option plan (The 2003 Plan) which was approved by the shareholders on December 5, 2003. The 2003 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 4,000,000 stock options to officers, directors, key employees and advisors of the Company. The purchase price of the shares of the Common Stock covered by The 2003 Plan could be less than, equal to or greater than 100% of the fair market value of the Common Stock at the time of grant, with a term of ten years.

On July 1, 2005, the Company adopted and approved the third stock option plan (The 2005 Plan) which was approved by the shareholders on September 26, 2005. The Company believes that a new plan is necessary since there are only a minimal number of options remaining under The 1998 Plan and The 2003 Plan. The Company believes that the grant of stock options is accomplishing its purposes, which is to promote the Company and the shareholders interests by providing key employees with an opportunity to acquire a proprietary interest in the Company and to develop a stronger incentive to put forth maximum effort for the Company continued success and growth. In addition, the opportunity to acquire a propriety interest in the Company aids the Company in attracting and retaining key personnel of outstanding ability.

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

14.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2008, 2,000,000 options had been exercised and 2,000,000 options to purchase the Company’s shares of common stock under The 2005 Plan were outstanding.

On August 8, 2008, the Company adopted and approved the fourth stock option plan (The 2008 Plan) which was approved by the shareholders on November 14, 2008. The Company believes that a new plan is necessary since there are only a minimal number of options remaining under The 2003 Plan and The 2005 Plan. The Company believes that the grant of stock options is accomplishing its purposes, which is to promote the Company and the shareholders interests by providing key employees with an opportunity to acquire a proprietary interest in the Company and to develop a stronger incentive to put forth maximum effort for the Company continued success and growth. In addition, the opportunity to acquire a propriety interest in the Company aids the Company in attracting and retaining key personnel of outstanding ability.

Options granted under The 2008 Plan will constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The 2008 Plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of The 2008 Plan, which expires in August 2018. The compensation committee has the sole authority to interpret The 2008 Plan and make all determinations necessary or advisable for administering The 2008 Plan. The exercise price for any incentive option and nonqualified option may be less than the fair market value of the shares as of the date of grant.

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2008 Plan. As of December 31, 2008, no options had been granted under The 2008 Plan.

14.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2008		December 31, 2007		December 31, 2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	Price
		US$		US$		US$

Outstanding, beginning of year	1,424,000	2.07	1,821,000	2.06	3,310,500	2.04
Granted	2,500,000	0.98	1,500,000	5.14	—	—
Exercised (note 12(a)(v))	(1,324,000)	2.57	(1,897,000)	4.48	(1,489,500)	2.02
Cancelled	(150,000)	2.00	—	—	—	—
Expired	(22,000)	2.25	—	—	—	—

Outstanding, end of year	2,428,000	0.68	1,424,000	2.07	1,821,000	2.06

Exercise price less than the market price on date of grant	—	—	150,000	2.00	150,000	2.00
Exercise price equals to market price on date of grant	—	—	404,000	2.00	409,000	2.00
Exercise price exceeds to market price on date of grant	2,428,000	0.68	870,000	2.12	1,262,000	2.08

	2,428,000	0.68	1,424,000	2.07	1,821,000	2.06

Range of exercise price
- US$0.40	2,000,000	0.40	—	—	—	—
- US$2.00	428,000	2.00	1,010,500	2.00	1,407,500	2.00
- US$2.25	—	—	413,500	2.25	413,500	2.25

	2,428,000	0.68	1,424,000	2.07	1,821,000	2.06

Exercisable, end of year
- exercise price at US$2.00	428,000	2.00	963,625	2.00	1,041,125	2.00
- exercise price at US$2.25	—	—	413,500	2.25	413,500	2.25

	428,000	2.00	1,377,125	2.08	1,454,625	2.07

Weighted average remaining contractual life
- exercise price at US$2.00	4.49 years		3.32 years		4.87 years
- exercise price at US$2.25	—		0.33 years		1.33 years

All options issued, other than 2,000,000 options, are immediately exercisable as of December 31, 2008. The 2,000,000 options are issued and outstanding but only vest in additional increments of 1,605,000 in 2009, 125,000 in 2010, 50,000 in each of 2011 to 2013 and 30,000 in each of 2014 to 2017.

14.	STOCK-BASED COMPENSATION (Continued)
(b)	Warrants
(i)	On August 16, 2001, the Company issued to an agent warrants to purchase 200,000 shares of common stock of the Company at US$3.00 per share exercisable through August 15, 2006 in consideration for consultancy services and which have been expired as of December 31, 2006.

(ii)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year ended December 31, 2006 and 500,000 shares of common stock were issued accordingly.

(iii)	In connection with private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.50 per share exercisable through March 25, 2012.
Save as disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2008, 2007 and 2006. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

The fair value of warrants granted during the year ended December 31, 2006 was estimated as US$47 by using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended
December 31,
2006
Expected dividend yield	—
Expected stock price volatility	42.5%
Risk-free interest rate	4.67%
Expected life of warrants	5.5 years

15.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yu Chuan Yih	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common directors

Osorio Mendes Quintino Neto	Minor shareholder and former director of a subsidiary of the Company

Andrew N. Bernstein	Non-executive director
(b)	Summary of balances with related parties:

	As of December 31,
	2008	2007
	US$	US$

Certain banking facilities granted to the Company collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of	23,095	28,772

Guarantee to a bank in respect of mortgage loan granted to Yu Chuan Yih	—	79

(c)	Summary of related party transactions:

	Year ended December 31,
	2008	2007	2006
	US$	US$	US$
Sales:
- to Osorio Mendes Quintino Neto	—	—	940

Expenses:
Rental expense to Tanzanite (H.K.) Limited	246	245	227
Consultant fee to Osorio Mendes Quintino Neto	—	75	180
Legal fee to Andrew N. Bernstein,P.C.	185	143	104
Director’s fee to Andrew N. Bernstein	12	12	12

	443	475	523

The Company leases certain of its office and quarter from a related party. The leases are for two years term expiring in 2009 and 2010. The Company may terminate these tenancies at any time after the expiration of the first 12 months after the commencement of the term of tenancies, by giving the landlord no less than two months’ prior notice.

16.	SEGMENT INFORMATION

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual reporting standards for enterprise business segments and related disclosures about its products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance and allocates resources based on several factors of which the primary financial measures are revenues from external customers and operating income. As a result, the Company considers that it has two operating segments, (i) manufacture and wholesale of jewelry products, and (ii) retail of jewelry products.

16.	SEGMENT INFORMATION (Continued)

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2008
Segment revenue from external customers	99,840	36,428	—	136,268

Income (loss) from operations	4,061	(190)	(2,908)	963
Interest income	192	7	—	199
Gain on currency translation	—	1,473	—	1,473
Gain on sale securities	49	—	—	49
Gain on disposal of property held for lease	2,210	—	—	2210
Interest expenses	(1,789)	—	—	(1,789)
Income before income taxes and minority interests	4,723	1,290	(2,908)	3,105
Incomes taxes	(569)	—	—	(569)
Minority interests in consolidated subsidiaries	(6)	—	—	(6)

Net income	4,148	1,290	(2,908)	2,530

Significant non-cash items
-Depreciation	1,877	1,496	—	3,373
-Minority interests	6	—	—	6
-Stock-based compensation cost	—	—	400	400

Segment assets	86,852	44,338	—	131,190
Total expenditures for additions to long-lived assets	436	1,199	—	1,635
Depreciation and amortization	1,877	1,496	—	3,373

16.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2007
Segment revenue from external customers	117,689	34,348	—	152,037

Income (loss) from operations	7,090	1,017	(2,076)	6,031
Interest income	265	6	2	273
Interest expenses	(3,103)	—	—	(3,103)
Income before income taxes and minority interests	4,252	1,023	(2,074)	3,201
Incomes taxes	(1,015)	(696)	—	(1,711)
Minority interests in consolidated subsidiaries	(1)	—	—	(1)

Net income	3,236	327	(2,074)	1,489

Significant non-cash items
-Depreciation	1,995	1,100	—	3,095
-Minority interests	1	—	—	1
-Stock-based compensation cost	25	162	300	487

Segment assets	97,715	36,429	—	134,144
Total expenditures for additions to long-lived assets	1,162	1,977	—	3,139
Depreciation and amortization	1,995	1,100	—	3,095

16.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2006
Segment revenue from external customers	108,679	15,112	—	123,791

Income (loss) from operations	10,514	1,456	(2,228)	9,742
Interest income	277	1	4	282
Interest expenses	(3,258)	—	—	(3,258)
Income before income taxes and minority interests	7,533	1,457	(2,224)	6,766
Incomes taxes	(682)	(721)	—	(1,403)
Minority interests in consolidated subsidiaries	(38)	—	—	(38)

Net income	6,813	736	(2,224)	5,325

Significant non-cash items
-Depreciation	1,425	614	—	2,039
-Minority interests	38	—	—	38
-Stock-based compensation cost	89	—	281	370

Segment assets	103,220	21,302	—	124,522
Total expenditures for additions to long-lived assets	3,078	1,105	—	4,183
Depreciation and amortization	1,425	614	—	2,039

16.	SEGMENT INFORMATION (Continued)
(a)	Geographical areas

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2008	2007	2006
	US$	US$	US$
Revenue from external customers:
US & Canada	69,232	80,572	76,889
Europe and other countries	27,455	32,597	24,452
Japan	989	2,206	2,454
PRC (including Hong Kong and Macau)	38,592	36,662	19,996

	136,268	152,037	123,791

	As of December 31,
	2008	2007
	US$	US$

Carrying amount of long-lived assets:
Hong Kong	3,363	5,117
PRC	4,240	4,600
US	10	35

Total long-lived assets (excluding goodwill)	7,613	9,752
Reconciling items:
Others	123,577	124,392

Total consolidated assets	131,190	134,144

17.	SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2008		2007		2006
	US$	%	US$	%	US$	%

Customer A	15,490	11	14,840	10	9,894	8
Customer B	14,421	11	11,993	8	12,700	10

Trade receivables related to these major customers were US$312 and US$3,896 as of December 31, 2008 respectively and US$398 and US$1,455 as of December 31, 2007 respectively.

(b)	Dependence on suppliers

Gold is the major raw material used in the production of the Company’s Jewelry products. The Company purchased gold from banks, gold refiners and commodity dealers who supplied substantially all of the Company’s gold needs, which the Company believed was sufficient to meet its requirement.

The following suppliers of gold, diamonds and gemstones accounted for 10% or more of total purchases:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2008		2007		2006
	US$	%	US$	%	US$	%

Supplier A	29,820	45	25,841	26	367	1
Supplier B	8,625	13	4,485	5	951	1
Supplier C	—	—	11,348	11	30,150	37

Trade payables related to these suppliers were US$7,270 and US$3,097 as of December 31, 2008 and 2007 respectively.
18.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to confirm to the current year presentation.

Schedule II — Valuation and Qualifying Accounts
(in thousands)
Sales return reserves

US$

Balance at January 1, 2006	2,204
Charges to operations	8,581
Deductions	(8,348)

Balance at December 31, 2006	2,437
Charges to operations	9,464
Deductions	(10,348)

Balance at December 31, 2007	1,553
Charges to operations	9,202
Deductions	(9,108)

Balance at December 31, 2008	1,647

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics***
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

110

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: March 30, 2009	By:	/s/ YU CHUAN YIH
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