Form 20-F/A
period 2008-12-31
LJ INTERNATIONAL INC
filed 2009-12-11
CIK 1046692

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
     Not Applicable.

EXPLANATORY NOTE
     This annual report is being amended in Item 19. Exhibits solely for the purpose of filing as Exhibit 15.1 the consent of the Company’s auditors to the incorporation by reference in Registration Statement No. 333-152452 on Form F-3 of its report dated March 9, 2009 appearing in this Annual Report on Form 20-F of LJ International Inc. and its subsidiaries for the year ended December 31, 2008.

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:
1.1	Memorandum of Association of the Company*

1.2	Articles of Association of the Company*

1.3	Amendment to Articles of Association of the Company*

4.1	Employment Agreement of Yu Chuan Yih with the Registrant**

8.1	List of Significant Subsidiaries of the Company****

11.1	Code of Ethics***

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

15.1	Consent of Gruber & Company, LLC

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Previously filed.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: December 10, 2009	By:	/s/ YU CHUAN YIH
Yu Chuan Yih Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company****
11.1	Code of Ethics***
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
15.1	Consent of Gruber & Company, LLC

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

****	Previously filed.