Form 20-F
period 2009-12-31
LJ INTERNATIONAL INC
filed 2010-03-25
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
23,768,672 Shares of Common Stock as of December 31, 2009
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
     Yes     ☑     No     ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐      No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
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
ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.
SELECTED CONSOLIDATED FINANCIAL DATA
(US Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to the five-year period ended December 31, 2009 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.
Selected Financial Data

	Year ended December 31,
	2009	2008	2007	2006	2005

Statement of Operations Data:
Revenues	110,523	136,268	152,037	123,791	99,646
Costs of goods sold	(72,173)	(97,031)	(112,508)	(88,867)	(77,127)
Gross profit	38,350	39,237	39,529	34,924	22,519
Operating expenses
Selling, general and administrative	(31,039)	(34,815)	(30,399)	(23,114)	(15,488)
Net (loss) gain on derivatives	(503)	(86)	(4)	(29)	8
Depreciation	(2,197)	(3,373)	(3,095)	(2,039)	(1,368)

Operating income	4,611	963	6,031	9,742	5,671
Other income and expense
Interest income	147	199	273	282	139
Gain on currency translation	—	1,473	—	—	—
Gain on sales of securities	—	49	—	—	—
Gain on disposal of property held for lease	—	2,210	—	—	—
Interest expenses	(842)	(1,789)	(3,103)	(3,258)	(1,991)

Operating Income before income taxes, noncontrolling interest and extraordinary item	3,916	3,105	3,201	6,766	3,819
Income taxes expense	(231)	(569)	(1,711)	(1,403)	(739)
Income before noncontrolling interest and extraordinary item	3,685	2,536	1,490	5,363	3,080
Net loss (income) attributable to noncontrolling interest	4	(6)	(1)	(38)	(20)
Income before extraordinary item	3,689	2,530	1,489	5,325	3,060
Extraordinary gain on negative goodwill	—	—	—	—	1,291

Net income	3,689	2,530	1,489	5,325	4,351

Net income per share:
Basic	0.16	0.11	0.07	0.31	0.32
Diluted	0.15	0.11	0.07	0.29	0.30

Weighted average number of shares
Basic	23,230	22,246	21,064	17,390	13,439
Diluted	24,102	22,449	22,289	18,303	14,322

Balance Sheet Data:
Working capital	77,614	72,059	62,786	50,134	35,554
Total assets	133,757	131,190	134,144	124,522	108,230
Long-term obligation	2,322	2,219	1,335	1,640	43
Total LJ International Inc. shareholders’ equity	83,872	78,329	72,668	59,739	45,008

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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
     Not applicable.
D. RISK FACTORS.
We depend upon one customer who accounted for at least 10% of our sales in 2009. We cannot be certain that these sales will continue; if not, our revenue will likely decline.
     Although we sell to a large number of customers in a variety of markets, two of our customers each accounts for at least 10% of our 2008 sales. For the fiscal years ended December 31, 2008 and 2009, these customers accounted for approximately 11% and 11% of our 2008 sales and 10% and 4% of our 2009 sales. Each of these customers is a non-affiliated third party and is not a related party of the Company or any of its subsidiaries. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contract with either of them and they order only on a “purchase order” basis. The loss of either of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
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
     The National People’s Congress, the Chinese legislature, on March 16, 2007 passed a new enterprise income tax law, which became effective on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate (“EIT”) to both foreign invested enterprises and domestic enterprises, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the applicable preferential tax treatments until December 31, 2012. Eligible companies are required to transition to the new EIT rate over a five-year period starting January 1, 2008.
     Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is deemed to be considered as a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently, no official interpretation or application of this new “resident enterprise” classification is available and, therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.
     If the PRC tax authorities determine that our British Virgin Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that non-PRC source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the British Virgin Islands. Second, under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would be subject to a 10% withholding income tax. Finally, if our British Virgin Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares.
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
Sales of our jewelry at both the retail and wholesale levels are seasonally sensitive and are generally strongest during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     Our retail sales are typically seasonally greater in the fourth quarter and the first quarter of each year due to high spending of consumers during the Christmas and Chinese New Year holidays. Our wholesale sales are typically greater in the third and fourth quarters of each year in anticipation of the Thanksgiving and Christmas holidays.
The success of our retail store expansion program in China is dependent upon numerous factors over which we have limited control.
     The future success of our ENZO retail stores in China is partially dependent upon general economic conditions in China, competitive developments within the retail jewelry sector in China and consumer attitudes, including changes in consumer preferences for certain jewelry styles and materials. In addition, our retail expansion program is also dependent upon a number of factors relating to our stores, including the availability of property for lease, the location of the mall or shopping centre, the availability of desirable locations within a mall, the terms of leases, our relationship with major landlords, and the design and maintenance of our stores.
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
     Certain of our banking facilities that offer short-term borrowings are collateralized by properties owned by our Chairman, Yu Chuan Yih, and by his personal guarantee. If Mr. Yih withdraws the properties or his personal guarantee, the banking facilities may no longer remain available for use by us. In that event, our daily operations would be adversely affected.
We rely geographically on the US market for the majority of our wholesale revenue.
     Our wholesale business has been our major revenue contributor and accounted for 54% of our total revenue for the fiscal year ended December 31, 2009. Geographically, North America is a major market for our wholesale business and contributes 66% of our wholesale revenues. Accordingly, the revenue of our wholesale business in the US market accounts for 35% of our total revenue. Any continuing decline of the US economy would adversely affect the spending patterns of the US consumers which would, in turn, adversely affect our revenue and income from the region.
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
     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the laws protecting minority shareholders in US jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.
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
We may need to raise capital in the future. Such funds may not be available on acceptable terms or at all, and, without additional funds, we may not be able to expand our retail business in China.
     We expect to expend significant resources to expand our retail business in China. We will require substantial funds in order to finance our retail distribution and fund operating expenses. In addition to the funds required to open additional retail locations, additional working capital will be needed to operate these additional retail locations due to longer sales and collection cycles and high inventory levels required to support them. Without these funds, we may not be able to meet our goals. We may seek additional funding through equity or debt financing or through collaborative arrangements with strategic partners.
     You should also be aware that in the future:
•	We cannot be certain that additional capital will be available on favorable terms, if at all;

•	Any available additional financing may not be adequate to meet our goals; and

•	Any equity financing would result in dilution to stockholders.
     If we cannot raise additional funds when needed and on acceptable terms, we may not be able to effectively execute our growth strategy (including expanding the number of our retail stores in China), take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.
We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.
     Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Each of our named executive officers, including our Chief Executive Officer, Mr. Yu Chuan Yih, performs key functions in the operation of our business. There can be no assurance that we will be able to retain these officers or that such personnel may not receive and/or accept competing offers of employment. The loss of a significant number of these employees could have a material adverse effect upon our business, financial condition, and results of operations. We do not maintain key-man life insurance on any of our senior management.
Risks Related to Doing Business in the People’s Republic of China
     A substantial portion of our retail business operations are conducted entirely in the People’s Republic of China (“PRC”). Because China’s economy and its laws, regulations and policies are different from those typically found in Western countries and are continually changing, we will face risks, including those summarized below.
     We are subject to comprehensive regulation by the PRC legal system, which is uncertain. As a result, it may limit the legal protections available to you and us and we may not now be, or remain in the future, in compliance with PRC laws and regulations.
     Our subsidiaries that own our production facilities and retail stores in China are incorporated under and are governed by the laws of the PRC; a significant portion of our operations are conducted in the PRC; and many of our suppliers are located in the PRC. The PRC government exercises substantial control over virtually every sector of the PRC economy, including the production, distribution and sale of our merchandise. We are required to obtain several membership and approval certificates from these government agencies in order to continue to conduct our business. We may be required to renew such memberships and to obtain approval certificates periodically. In order to operate under PRC law, our PRC subsidiaries require valid licenses, certificates and permits, which must be renewed from time to time. If we were to fail to obtain the necessary renewals for any reason, including sudden or unexplained changes in local regulatory practice, we could be required to shut down all or part of our operations temporarily or permanently.
     The legal and judicial systems in the PRC are still rudimentary. The laws governing our business operations are sometimes vague and uncertain and enforcement of existing laws is inconsistent. Thus, we can offer no assurance that we are, or will remain, in compliance with PRC laws and regulations.
Anti-inflation measures could harm the economy generally and could harm our business.
     The PRC government exercises significant control over the PRC economy. In recent years, the PRC government has instituted measures to curb the risk of inflation. These measures have included monitoring the exchange rate of the RMB, restrictions on the availability of domestic credit, and limited re-centralization of the approval process for some international transactions. These measures may not succeed in controlling inflation, or they may slow the economy below a healthy growth rate and lead to economic stagnation or recession; in the worst-case scenario, the measures could slow the economy without curbing inflation, causing “stagflation.” The PRC government could adopt additional measures to further combat inflation, including the establishment of price freezes or moratoriums on certain projects or transactions. Such measures could harm the economy generally and hurt our business by limiting the income of our customers available to purchase our merchandise, by forcing us to lower our profit margins, and by limiting our ability to obtain credit or other financing to pursue our expansion plan or maintain our business.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
     LJ International Inc. (“we”, “LJI” or the “Company”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2009, we owned all of the issued share capital in the following significant subsidiaries except Goldleaves Gems (Shenzhen) Co., Ltd.:
•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	Lorenzo Jewellery (Shenzhen) Co., Ltd.

•	ENZO International Holdings Ltd.

•	ENZO Jewelry Inc.

•	Lorenzo Crystal Ltd.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Beijing Rainbow Zhen Ai Ltd.

•	Wonderful (Shenzhen) Ltd.

•	Goldleaves Gems (Shenzhen) Co., Ltd. (98% equity ownership)
     Our principal place of business and our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
     During our last three fiscal years, we have made the following significant capital expenditures:
•	we spent $1,415,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2009

•	we spent $1,199,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2008

•	we spent $1,977,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2007
B. BUSINESS OVERVIEW.
     We established a major manufacturing presence in Shenzhen, China in 1998. In that same year, our shares began trading on the Nasdaq Stock Market and entered the select ranks of major publicly-traded firms in the jewelry business. In December 2004, we began our retail jewelry operations in China by introducing our own ENZO brand of jewelry retail chain following the country’s acceptance into the World Trade Organization (WTO). We are a vertically integrated company that designs, brands, markets, distributes and retails a complete range of fine jewelry.
     While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

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
LJI continues its expansion strategy in China’s retail market.
     Ever since we opened the first stores of our ENZO chain in December 2004, we have been committed to a strategy based on retailing. We conduct our jewelry retail business through the ENZO brand in the Asia Pacific region, with the primary focus in the China market, which we regard as having one of the largest and fastest growing consumer demands for luxury items. Our wholesale and manufacturing operations play crucial supporting roles, but we have consistently envisioned China’s untapped retail market as the key long-term driver of growth in revenues and profits. We will continue to expand our retail operations in China by opening new ENZO stores.
LJI continues to focus in North America for our wholesale business.
     Our primary wholesale marketing focus has been in North America where we have sold directly to certain high volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.
     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers

•	national jewelry chains

•	department stores

•	TV shopping channels

•	discount chain stores
     For the years ended December 31, 2008 and 2009, approximately 51% and 35% of our total sales were in North America.
Our Retail Business Strategy
     Our retail business strategy is to:
•	expand our market share by opening an additional 100 points of sale by the end of 2011

•	improve the performance of our existing stores by making appropriate adjustments on product mix and by stepping up our marketing and promotional activities

•	further expand our product range by introducing new collections for both colored gemstones and diamonds to capture different market segments
Our Wholesale Business Strategy
     Our wholesale business strategy is to:
•	increase our market share of moderately priced high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production processes to produce high-end precious stone jewelry in addition to high volume, high-quality colored products

•	further develop our existing customer relationships with our specialized services

•	expand into new distribution channels, particularly in the United States, China, Western Europe, Japan and Australia
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
     The following is a breakdown of our total revenues, including wholesale and retail, by geographic market for each of our past three financial years:

	Year ended December 31,
(in thousands)	2009	2008	2007
	US$	US$	US$
US & Canada	39,225	69,232	80,572
Europe and other countries	18,110	27,455	32,597
Japan	1,115	989	2,206
PRC (including Hong Kong and Macau)	52,073	38,592	36,662

	110,523	136,268	152,037

Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting and polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for eleven years and has more than 150,000 square feet of production space. We currently employ approximately 1,700 skilled gemstone cutters and production personnel excluding managerial, sales and marketing staff, and turned out approximately 1.1 million pieces of finished fine jewelry during the fiscal year ended December 31, 2009.

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
Sales and Marketing
Retail
     Our retail brand, ENZO, focuses on brand building strategy that differentiates itself from the many mass market local competitors. This is the result of continuous marketing programs that built a unique image and identity for ENZO.
     ENZO has combined its product, sales and marketing programs that align with the strategic direction of reinforcing the brand as one of the most recognized foreign jewelry brands in China.
Wholesale
     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items which are distinctly different from those of our competitors. We continue to devote our efforts towards brand development and utilize marketing concepts to enhance the salability of our products. We recognize that retailers favor certain price points. As part of our product development strategy, we strive to align our wholesale prices to match retailers’ target prices as a means of achieving these popular price targets.
     Our sales promotion efforts include attendance by our representatives at US and international trade shows and conventions, including Las Vegas, New York, Tucson, Basel, Hong Kong and Italy. In addition, we advertise actively in trade journals and related industry publications.

     We exhibited at the following international jewelry shows in 2009:

Show Name	Show Date
VicenzaFirst	Jan 11 - 18
JA Winter Show	Jan 18 - 20
March Hong Kong Show	Mar 4 - 8
Basel 2009	Mar 26 - Apr 2
VicenzaCharm	May 16 - 20
JCK Las Vegas 09	May 30 - Jun 2
JA Summer Show	Jul 26 - 29
VicenzaChoice	Sep 12 - 16
September HK Show	Sep 23 - 27
JANY Special Show	Oct 25 - 27
Design and Product Development
     We have a group of internationally trained designers who work in our Shenzhen, China office. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.
     We provide our customers with a broad selection of high-quality 10, 14 and 18 karat gold and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs.
     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers color, fabric and fashion trends, which are projected over a two-year period. We market our products as lifestyle inspired.
Production Process
     We produce our jewelry at our facilities in Shenzhen, China. Our production processes combine vertical integration, modern technology, mechanization and handcraftsmanship to turn out contemporary and fashionable jewelry. Our production operations basically involve:
•	cutting and polishing colored gemstones

•	combining pure gold or sterling silver with gemstones or diamonds to produce jewelry

•	finishing operations such as cleaning and polishing, resulting in high quality finished jewelry
     We strive to commit to high standards and continual improvement for success through improved customer satisfaction and staff motivation. We obtained the Quality Management System — ISO 9001:2008 Certificates on June 30, 2008.
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
Security
     We have installed certain measures at our Shenzhen, China production facility, all of our retail stores and our Hong Kong facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras, which provide surveillance of all critical areas of our premises.
     We carefully inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures of all jewelry as it proceeds through the production process. A complete physical inventory count of gold and gemstones is taken at our production and facilities on a quarterly basis.
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

Competition
Retail
     Regarding the China retail jewelry market, there are many Hong Kong, local and foreign competitors. Those competitors may have product type, price range, market segment, target customer, size, history, strategy and background similar to or different from ENZO. Hong Kong competitors include Hong Kong-listed chain store operators such as Chow Tai Fook, Chow Sang Sang, Tse Sui Luen and Luk Fook; the local Chinese retail competitors include Laofengxiang, Chaohongji, and Laomiao; and foreign competitors include Tiffany, Cartier and Bvlgari.
Wholesale
     The jewelry production industry is highly competitive, and our competitors include domestic and foreign jewelry manufacturers, wholesalers, and importers who may operate on a national, regional or local scale. Our competitive strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. According to our management, competition is based on pricing, quality, service and established customer relationships. We believe that we have positioned ourselves as a low-cost producer without compromising our quality. Our ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a competitive advantage.
     We believe that few competitors have the capacity and production skills to be effective competitors. We believe that our vertically integrated production capabilities distinguish us from most of our competitors and enable us to produce very competitively priced, high quality and consistent products.
C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2009.
     The following chart provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
  100%
•	Lorenzo Jewelry Limited (HK)

•	Lorenzo Jewellery (Shenzhen) Co., Ltd. (PRC)

•	ENZO International Holdings Ltd. (BVI)

•	ENZO Jewelry Inc. (BVI)

•	Lorenzo Crystal Ltd. (HK)

•	Lorenzo (Shenzhen) Co., Ltd. (PRC)

•	Wonderful (Shenzhen) Ltd. (PRC)

•	Beijing Rainbow Zhen Ai Ltd. (PRC)
98%

•	Goldleaves Gems (Shenzhen) Co., Ltd. (PRC)
D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own and lease 11,100 square feet of office and showroom at this location.
     Our jewelry production facility in Shenzhen, China consists of 151,557 square feet of building space located inside of and close to the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 74,196 square feet of this space. We also currently lease:
•	18,848 square feet for a term of five years expiring June 30, 2011 from an unaffiliated third party at a rental rate of $3,817 per month;

•	18,848 square feet for a term of two years expiring August 31, 2010 from an unaffiliated third party at a rental rate of $5,868 per month;

•	19,364 square feet for a term of three years expiring March 31, 2012 from an unaffiliated third party at a rental rate of $4,716 per month; and

•	20,301 square feet for a term of three years expiring March 31, 2012 from an unaffiliated third party at a rental rate of $4,945 per month.
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
     For the fiscal year ended December 31, 2009, we reported revenues totaling $110.5 million, down 19% from $136.3 million in 2008. The decrease was due to a 40% drop in sales of LJI’s wholesale operations to $59.7 million from $99.8 million a year earlier. This decrease was partially offset by a 39% increase in sales from our ENZO retail chain in China to $50.8 million in 2009 from $36.4 million a year earlier.
     Despite the decrease in total revenue, the operating income as well as the net income were both improved. Operating income in 2009 was $4.6 million, up 379% from $1 million in 2008. Net income in 2009 was $3.7 million, up 46% from $2.5 million in 2008. If the non-recurring income in 2008 of $2.2 million gain on the sale of a property held for lease and $1.5 million gain on currency translation were excluded, net income would have increased by 420%. The strong operating result improvement mainly reflected the significant improvement of the ENZO retail chain which had closed underperforming stores and sharply increased its per-store results in the process. The increase in net income was also due to the right sizing of our wholesale business operation, and the shift in our revenue mix from wholesale to retail.
     The revenue mix of the two streams of business of LORENZO (wholesale) and ENZO (retail) were roughly in the ratio of 54% and 46% for the year ended December 31, 2009 as compared to a ratio of 73% and 27% for the year ended December 31, 2008 respectively.
     The decline in wholesale revenue was due largely to the slowdown in the global economy and consumer spending. The recession in the U.S., which accounts for the majority of our wholesale revenues, had an especially sharp impact on sales.
     Retail sales increased due to the growing popularity of the ENZO brand, productivity gains at the store level as well as ongoing changes in its inventory mix.
     As at December 31, 2009, there were 95 ENZO stores throughout China compared to 97 stores as at December 31, 2008. ENZO has stores in Macau, Hong Kong, Shanghai, Beijing, Harbin, Qingdao, Shenyang, Ningbo, Chengdu, Changsha, Wuxi, Tianjin, Dalian, Changchun, Tangshan, Guiyang, Xian, Anshan, Changzhou, Hefei, Shijiazhuang, Zhengzhou, Nanchang, Chongqing, Kunming, Jinan, Suzhou, Wuhan, Hengyang, Nanjing, and Xiangtan. Our ENZO stores in China operate in department stores and shopping malls.
     Our ENZO chain has reported robust revenue by 39% growth year-over-year in 2009 while the China GDP has increased by 8.7%. Moreover, ENZO has accomplished this feat without a significant net addition of stores. Its store count has remained in the low 90s over the past two years. So its strong revenue performance results not from new store openings but from prudent management of existing stores and the ability to close stores that are not performing up to ENZO standards.

     We believe that China represents an excellent retail sales opportunity for several reasons:
•	significant retail market — China’s retail sales rose 15.5 percent year-on-year to RMB12,534 billion (about US$1,826 billion) in 2009 (National Bureau of Statistics)

•	large and growing jewelry market — China’s jewelry sales growth was recorded up 15.9% in 2009 (National Bureau of Statistics)

•	large pool of consumers — China has a population of more than 1.3 billion people. Rising affluence drives luxury sector with per-capita income of urban Chinese of RMB17,175 (about US$2,502) in 2009, up 9.8% from 2008 (National Bureau of Statistics)

•	favorable regulatory changes — as a member of the World Trade Organization, China is eliminating many restrictions on foreign ownership and operation of retail stores. Tariffs on colored gemstones, gold, silver and pearls have been sharply reduced, and economic and trade relationships between China and Hong Kong have been liberalized

•	changing consumer preferences — Chinese consumers are no longer purchasing jewelry solely as an investment. More Chinese consumers are embracing a more Western view of jewelry as a fashion accessory and now demand more contemporary, colorful designs
     Obviously, we would be much farther along this growth track if the world economy had steadily hummed along since 2007. But considering the harsh current environment for sellers of luxury goods in both the retail and wholesale markets, we are not dismayed by our record of the past two years or by our current situation. The drop in our wholesale revenues reflects the sharp contraction in that part of the global jewelry market. We do not expect a quick wholesale rebound; maintaining the status quo is a more realistic hope. But we are entering this period of more-or-less flat sales with little long-term debt, ample working capital and plenty of cash. In other words, we believe that our wholesale operations are scaled-down but financially healthy, profitable and positioned to gain market share following a recovery in the U.S. economy.
     With points of sales covering strategic locations in 31 major cities as of March 15, 2010, ENZO is the foreign jewelry brand with the highest number of points of sales in China. This perfect retail platform provides the most effective touch points for the consumers, in particular the fast growing middle class segment in China.
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
Stock-based Compensation. We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 14 to our consolidated financial statements included elsewhere in this annual report. The measurement of stock-based compensation cost is based on several criteria including, but not limited to, the valuation model used and associated input factors such as expected term of the award, our stock price volatility, dividend rate, risk free interest rate, and award forfeiture rate. The input factors to use in the valuation model are based on subjective future expectations combined with management judgment. We estimate the fair value of stock options granted using the Black-Scholes valuation model and the assumptions shown in Note 14 to the accompanying consolidated financial statements. We use historical data to estimate pre-vesting stock options forfeitures and record stock- based compensation expense only for those awards that are expected to vest. We base the dividend yield assumption on historical dividend payouts, which are zero. The risk-free interest rate assumption is based on U.S. Treasury instruments with a term that is consistent with the expected term of our stock options. The expected stock price volatility for our common stock was determined by examining our historical volatilities. The fair value of equity awards granted is amortized on a straight-line basis over the requisite service periods of the awards, which are the vesting periods.
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
We had goodwill of US$1,521,000 as of December 31, 2008 and 2009. The estimated fair value of the reporting unit exceeded its carrying value at December 31, 2009. Consequently, no goodwill impairment has been recognized.
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
Fair value of financial instruments. We follow guidances issued by Financial Accounting Standards Board for the financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, notes payable, capital lease obligations, accounts payable, refundable customer deposits, income taxes payable, and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007
Revenues

Wholesale	$59,733	$99,840	$117,689	-40%	-15%
Retail	$50,790	$36,428	$34,348	39%	6%

	$110,523	$136,268	$152,037	-19%	-10%

     The decrease in revenue of jewelry product for wholesale of $40,107,000 or 40% to $59,733,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008, was primarily attributable to the decrease in order quantity of 33% and the decrease in average selling price of 9%.
     The decrease in revenue of jewelry product for wholesale of $17,849,000 or 15% to $99,840,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007, was primarily attributable to the decrease in order quantity of 12%.
     The Company’s retail business increased by $14,362,000 or 39% to $50,790,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008. This increase was primarily due to the ongoing implementation of the Company’s strategy of consolidation of its ENZO retail stores and changes in its inventory mix. The Company opened 21 new stores, which are in better locations with better quality customers, and closed 23 of its less profitable stores. In effect, there were a total of 95 ENZO retail stores in full operation for the year ended December 31, 2009 compared to a total of 97 ENZO retail stores at December 31, 2008.
     The Company’s retail business increased by $2,080,000 or 6% to $36,428,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007. Considering the fact of suspension of the Signature line operation in 2008, retail revenue at retail store level actually increased by $15,031,000 or 70% for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was primarily due to the implementation of the Company’s strategy of consolidation of its ENZO retail stores. The Company opened 22 new stores, which are in better locations with better quality customers, and closed 20 of its less profitable stores. In effect, there were a total of 97 ENZO retail stores in full operation for the year ended December 31, 2008 compared to the same number of retail stores at December 31, 2007, but some of which did not operate for the full year.

Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007
Cost of sales and gross profit

Cost of sales
Wholesale	$47,799	$79,729	$95,528	-40%	-17%

% of revenues	80%	80%	81%

Retail	$24,374	$17,302	$16,980	41%	2%

% of revenues	48%	47%	49%

Total	$72,173	$97,031	$112,508	-26%	-14%

% of revenues	65%	71%	74%

Gross profit

Wholesale	$11,934	$20,111	$22,161	-41%	-9%

% of revenues	20%	20%	19%

Retail	$26,416	$19,126	$17,368	38%	10%

% of revenues	52%	53%	51%

Total	$38,350	$39,237	$39,529	-2%	-1%

% of revenues	35%	29%	26%
     The gross profit margin of wholesale remained at 20% for the years ended December 31, 2009 and 2008.
     The gross profit margin of wholesale increased to 20% for the year ended December 31, 2008 from 19% for the year ended December 31, 2007. This was attributable to more effective procurement of sourced raw materials at lower costs and consumption of inventory whose original costs were lower than market.
     The gross profit margin of ENZO retail operation decreased to 52% for the year ended December 31, 2009 compared to 53% for the year ended December 31, 2008 and was attributable to more diamonds and 999 gold jewelry with lower margin being sold in the year ended December 31, 2009 than the year ended December 31, 2008.
     The gross profit margin of ENZO retail operation increased to 53% for the year ended December 31, 2008 compared to 51% for the year ended December 31, 2007 and was attributable to more effective procurement of sourced raw materials and finished products at lower costs.

Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007
Selling, general and administrative expenses
Wholesale	$8,629	$14,087	$13,072	-39%	8%
Retail	$20,633	$17,820	$15,251	16%	17%
Corporate	$1,777	$2,908	$2,076	-39%	40%

	$31,039	$34,815	$30,399	-11%	15%

% of revenues	28%	26%	20%
     Selling, general and administrative expenses decreased by 11% for the year ended December 31, 2009, compared to the year ended December 31, 2008. For the wholesale business, the selling, general and administrative expenses decreased by 39% for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was mainly attributable to the reversal of allowance for doubtful accounts of $258,000 for settled debts for the year ended December 31, 2009, compared to the allowance for doubtful accounts of $1,223,000 for the year ended December 31, 2008, decrease in staff cost of $2,115,000 and decrease in other expenses of $1,862,000 due to management’s cost-containment and corporate restructuring efforts in response to the global recession. The expenses incurred by the retail business of $20,633,000, or 16% increase of the same for the year ended December 31, 2009, comprised advertising cost of $646,000, rental cost of $10,630,000, staff cost of $4,897,000 and other expenses of $4,460,000. The increase was mainly in the rental cost area which was a result of higher sales. The rental costs of more than 88% in number of retail stores were based on percentage of sales of which 81% in number of stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.
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

Net gain (loss) on derivatives

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007

Realized loss on derivatives	$0	$(483)	$(349)	-100%	38%

	0%	0%	0%

(With the hedging mechanism in place, we have the realized gain on hedging activities)

Realized (loss) gain on hedging activities	$(503)	$397	$345	-227%	15%

% of revenues	0%	0%	0%

Net loss on derivatives and hedging activities	$(503)	$(86)	$(4)	485%	2050%

% of revenues	0%	0%	0%
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
     We have hedged the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred realized loss of US$nil, $483,000 and $349,000 for each of the years ended December 31, 2009, 2008 and 2007 respectively; and a realized loss of $503,000 for the year ended December 31, 2009, a realized gain of $397,000 and $345,000 for each of the years ended December 31, 2008 and 2007 respectively.
     While the hedging mechanism has been in place, we secured position of a net loss of $503,000, $86,000 and $4,000 for each of the years ended December 31, 2009, 2008 and 2007 respectively, on derivative hedging activities.

Depreciation

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007
Depreciation

Wholesale	$914	$1,877	$1,995	-51%	-6%

% of revenues	2%	2%	2%

Retail	$1,283	$1,496	$1,100	-14%	36%

% of revenues	3%	4%	3%

Total	$2,197	$3,373	$3,095	-35%	9%

% of revenues	2%	2%	2%
     Depreciation of wholesale business decreased by 51% to $914,000 for the year ended December 31, 2009 from $1,877,000 for the year ended December 31, 2008, which reflected part of the on-going capital expenditures which were fully amortized during the year. Depreciation of retail business decreased by 14% to $1,283,000 for the year ended December 31, 2009 from $1,496,000 for the year ended December 31, 2008, which reflected part of the capital expenditures of renovation of some stores with tenancy leases expired and renewed during the year were fully amortized.
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
Interest cost

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007

Interest expenses	$842	$1,789	$3,103	-53%	-42%

% of revenues	1%	1%	2%
     Interest expenses decreased by $947,000 or 53% to $842,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008, and was primarily attributable to the decrease in interest rates and the decrease in utilization level of credit lines of letters of credit and gold loans due to the suspension or cancellation imposed by the banking facilities.

     Interest expenses decreased by $1,314,000 or 42% to $1,789,000 for the year ended December 31, 2008, compared to the year ended December 31, 2007, and was primarily attributable to the decrease in interest rates and the decrease in utilization level of credit lines of letters of credit and gold loans due to the suspension or cancellation imposed by the banking facilities.
Income taxes

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2009	2008	2007	2009-2008	2008-2007

Income taxes expense

Wholesales	$171	$569	$1,015	-70%	-44%

% of revenues	0%	1%	1%

Retail	$60	$0	$696	N/A	-100%

% of revenues	0%	0%	2%

Total	$231	$569	$1,711	-59%	-67%

% of revenues	0%	0%	1%
     We are incorporated in the British Virgin Islands and, under current laws of the British Virgin Islands, are not subject to tax on income or on capital gains.
     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16.5%.
     Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies is subject to enterprise income tax at a uniform rate of 25%. During the transition period, the tax rate for entities operating in the Shenzhen Special Economic Zone gradually increased to coincide with the new tax rate within five years starting from 2008 and reaching the uniform rate of 25% in 2012. The applicable tax rate is 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.
     Three of our subsidiaries in China are registered to be qualified as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.
     As of December 31, 2009, one of our subsidiaries in China is enjoying the tax holiday as its first profit-making year was in 2005 and another subsidiary in China is enjoying the tax holiday as its first profit-making year was in 2008. PRC income tax is calculated at the applicable rates relevant to these subsidiaries which currently are 20%.
     For other subsidiaries in China, the prevailing corporate income tax rate is 25%. The prevailing corporate income rate is 20% for companies operating in special economic zones of China.
     Income taxes included tax (over) under provision adjustment of ($55,000), $1,000 and $195,000 for the years ended December 31, 2009, 2008 and 2007, respectively, after the finalization of tax assessment for prior years.
Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three years.
Foreign Exchange
     Approximately 53% of our sales are denominated in US Dollars whereas the other sales are basically denominated in Hong Kong Dollars and Renminbi. The largest portion of our expenses are denominated in Renminbi, Hong Kong Dollars, followed by US Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions.
Governmental economic and political policies and factors
     For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 7 to 14.
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

Cash Flows

	Years ended December 31,
(in thousands)	2009	2008	2007

Net cash provided by operating activities	$2,061	$8,746	$2,203
Net cash used in investing activities	(1,628)	(801)	(1,806)
Net cash used in financing activities	(2,883)	(533)	(1,309)
Effect of foreign exchange rate change	384	985	—
Net (decrease) increase in cash and cash equivalents	(2,066)	8,397	(912)
Operating Activities:

	Years ended December 31,
(in thousands)	2009	2008	2007
Cash flows from operating activities:
Net income	$3,689	$2,530	$1,489
Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,197	3,373	3,095
Gain on sales of securities	—	(49)	—
Gain on disposal of property held for lease	—	(2,210)	—
(Gain) loss on disposal and write-off of property, plant and equipment	(5)	45	45
Gain on currency translation	—	(1,473)	—
(Reversal of) allowance for doubtful debts	(231)	1,223	(2)
Net (loss) income attributable to noncontrolling interest	(4)	6	1
Compensation costs for warrants granted	—	39	157
Compensation expenses recognized during the year	1,043	361	330
Changes in operating assets and liabilities:
Trade receivables	(878)	1,401	702
Inventories	(4,764)	5,375	(13,261)
Prepayments and other current assets	165	496	596
Due from related parties	—	—	21
Trade payables	620	(775)	9,487
Accrued expenses and other payables	552	(1,318)	(1,432)
Income taxes payable and deferred taxation	(323)	(278)	975

Net cash provided by operating activities	2,061	8,746	2,203

     Net cash provided by and used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 31, 2009, net cash provided by operating activities was comprised of net income of $3,689,000, non-cash adjustment of $3,000,000 including adjustment of $2,197,000 and $231,000 for depreciation and reversal of allowance for doubtful debts, respectively.
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
Significant changes in assets and liabilities were as follows:
     Trade receivables increased by $878,000 for the year ended December 31, 2009 and decreased by $1,401,000 for the year ended December 31, 2008.
     Inventory balance increased by $4,764,000 for the year ended December 31, 2009 mainly due to the build up of inventory for the rapid growth of retail business. Inventory balance decreased by $5,375,000 for the year ended December 31, 2008 due to utilization of old inventory for special promotion programs with certain customers and the enforcement of strict control on inventory purchases.
     Trade payables increased by $620,000 for the year ended December 31, 2009 due to increased level of material purchases during the last quarter of the year. Trade payables decreased by $775,000 for the year ended December 31, 2008 due to a reduced level of material purchases which was in line with sales expectation for the year.
Investing Activities:
     For the year ended December 31, 2009, net cash used in investing activities was for capital expenditures and decrease in restricted cash. Capital expenditures were mainly for on-going improvements of existing production facilities in Shenzhen, and other business necessities, and renovation of new stores for the retail business.
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

     Our capital expenditures by category for the periods presented were:

	Years ended December 31,
(in thousands)	2009	2008	2007

Leasehold improvement	$1,376	$1,199	$2,156
Furniture, fixtures and equipment	$129	$294	$660
Plant and machinery	$62	$81	$322
Motor vehicles	$143	$61	$1

Total	$1,710	$1,635	$3,139

Financing Activities:
     Net cash used in financing activities for the year ended December 31, 2009 was $2,883,000, which included proceeds of $355,000 from the issuance of shares upon exercise of stock options, sales proceeds of derivatives and an increase of new loans and was offset by the repayment of matured bank loans, change in letter of credit and factoring and increase in bank overdrafts utilization level.
     Net cash used in financing activities for the year ended December 31, 2008 was $533,000, which included proceeds of $3,406,000 from the issuance of shares upon exercise of stock options, sales proceeds of derivatives and an increase of new loans and was offset by the repayment of matured bank loans, change in letter of credit and factoring and decrease in bank overdrafts utilization level.
     Our cash and cash equivalents are mainly held in US dollars, HK dollars and Renminbi.
Financing Sources
Banking Facilities and Notes Payables
     We have various letters of credit, factoring facilities and overdrafts under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of and properties owned by one of our directors.

Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2009	2008	2007
Granted :
Letters of credit	$23,170	$24,085	$38,957
Overdraft	$2,923	$2,923	$4,141

	26,093	27,008	43,098

Utilized :
Letters of credit utilized	$13,481	$13,384	$16,653
Overdraft utilized	$2,908	$2,724	$2,977

	16,389	16,108	19,630

     The letters of credit and bank overdrafts are denominated in HK dollars, US dollars and Renminbi, bear interest at the floating commercial bank lending rates in Hong Kong and China, and are renewable annually with the consent of the relevant banks.
     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.
     Notes payable:

	Years ended December 31,
(in thousands)	2009	2008	2007

Notes payable, current portion	$5,551	$9,194	$4,047
Notes payable, non-current portion	$2,244	$2,115	$1,154

	7,795	11,309	5,201

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in HK dollars and bear interest at pre-fixed rates in Hong Kong upon renewal.

Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2009	2008	2007

Gold loans outstanding (in $)	$—	$—	$4,883
Gold loans outstanding (in troy ounces)	—	—	11,150

Gold loan interest rate	—	—	3.1%-3.3%
     We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement. As of December 31, 2009 and 2008, we do not have any gold loan outstanding.
Looking Forward:
     We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2009.
Impact of recently issued US GAAP accounting standards
     In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-9”). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. We do not expect the adoption of ASU 2010-09 to have a material impact on our consolidated results of operations or financial position.
     In January 2010, FASB issued ASU 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. We do not expect the adoption of ASU 2010-06 to have a material impact on our consolidated results of operations or financial position.
     In January 2010, FASB issued ASU 2010-2 Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification (“ASU 2010-2”). ASU 2010-2 addresses implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification, originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. ASU 2010-2 is effective for the Company starting January 1, 2010. We do not expect the adoption of ASU 2010-2 to have a material impact on our consolidated results of operations or financial position.
     In December 2009, FASB issued ASU 2009-17 Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. We do not expect the adoption of ASU 2009-17 to have a material impact on our consolidated results of operations or financial position.
     In December 2009, FASB issued ASU 2009-16 Transfers and Servicing (Topic 860) Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. The amendments in ASU 2009-16 improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. We do not expect the adoption of ASU 2009-16 to have a material impact on our consolidated results of operations or financial position.

     In August 2009, FASB issued ASU 2009-5 Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value (“ASU 2009-5”). ASU 2009-5 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of liabilities. ASU 2009-5 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value. ASU 2009-5 was effective for the Company for interim and annual periods ending after September 30, 2009. The adoption of ASU 2009-5 did not have a material impact on our consolidated results of operations or financial position.
     In August 2009, FASB issued ASU 2009-4 Accounting for Redeemable Equity Instruments—an Amendment to Section 480-10-S99 (“ASU 2009-4”). ASU 2009-4 represents a Securities and Exchange Commission (“SEC”) update to Section 480-10-S99, Distinguishing Liabilities from Equity. The adoption of guidance within ASU 2009-4 did not have an impact on our consolidated results of operations or financial position.
     In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162, (now codified within ASC 105, Generally Accepted Accounting Principles (“ASC 105”)). ASC 105 establishes the Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the Codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the Codification. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have an impact on our consolidated results of operations or financial position.
     In May 2009, FASB issued SFAS No. 165, Subsequent Events, (now codified within ASC 855, Subsequent Events (“ASC 855”)). ASC 855 establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was effective for the Company on April 1, 2009. The adoption of ASC 855 did not have a material impact on our consolidated results of operations or financial position.
     In April 2009, FASB issued Staff Position (“FSP”) No. 115-2 and FSP 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (now codified within ASC 320, Investments—Debt and Equity Securities (“ASC 320”)). ASC 320 provides greater clarity about the credit and noncredit component of an other-than-temporary impairment event and more effectively communicates when an other-than-temporary impairment event has occurred. ASC 320 amends the other-than-temporary impairment model for debt securities. The impairment model for equity securities was not affected. Under ASC 320, an other-than-temporary impairment must be recognized through earnings if an investor has the intent to sell the debt security or if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost basis. This standard was effective for interim periods ending after June 15, 2009. The adoption of ASC 320 did not have a material impact on our consolidated results of operations or financial position.

     In April 2009, FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (now codified within ASC 820, Fair Value Measurements and Disclosures). ASC 820 provides guidelines for making fair value measurements more consistent and provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed. ASC 820 is applied to all assets and liabilities (i.e., financial and non-financial) and requires enhanced disclosures. This standard was effective for periods ending after June 15, 2009. The adoption of ASC 820 did not have a material impact on the our consolidated results of operations or financial position.
     In April 2009, FASB issued FSP 107-1 and Accounting Principles Board 28-1, Interim Disclosures about Fair Value of Financial Instruments (now codified within ASC 825, Financial Instruments (“ASC 825”)). ASC 825 requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. ASC 825 was effective for interim periods ending after June 15, 2009. The adoption of ASC 825 did not have a material impact on our consolidated results of operations or financial position.
     In June 2008, FASB issued Staff Position—Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (now codified within ASC 260, Earnings Per Share (“ASC 260”)). Under ASC 260, unvested share based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. ASC 260 was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. The adoption of ASC 260 did not have a material impact on our earnings per share calculations.
     In April 2008, FASB issued FSP 142-3, Determination of the Useful Life of Intangible Assets (now codified within ASC 350, Intangibles—Goodwill and Other (“ASC 350”)). ASC 350 provides guidance for determining the useful life of a recognized intangible asset and requires enhanced disclosures so that users of financial statements are able to assess the extent to which the expected future cash flows associated with the asset are affected by our intent and/or ability to renew or extend the arrangement. ASC 350 was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of ASC 350 on January 1, 2009 did not impact our consolidated results of operations or financial position.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (now codified within ASC 815, Derivatives and Hedging (“ASC 815”)). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities aimed at improving the transparency of financial reporting. ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of ASC 815 did not have any impact on our consolidated results of operations or financial position.
     In December 2007, FASB issued SFAS No. 141(R), Business Combinations (now codified within ASC 805, Business Combinations (“ASC 805”)). ASC 805 establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the fair value of identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. ASC 805 significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. The provisions of this standard will apply to any acquisitions we complete on or after December 15, 2008. The adoption of ASC 805 did not have an impact on our consolidated results of operations or financial position.
     In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (now codified within ASC 810, Consolidation (“ASC 810”)). ASC 810 changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. The provisions of ASC 810 were applied to all noncontrolling interests prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented and have been disclosed as such in our consolidated financial statements herein. ASC 810 became effective for fiscal years beginning on or after December 15, 2008. We adopted ASC 810 effective January 4, 2009. The adoption of ASC 810 did not have an initial material impact on our consolidated results of operations or financial position.
     In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (now codified within ASC 820). ASC 820 provides guidance for using fair value to measure assets and liabilities. Under ASC 820, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance within ASC 820 became effective for financial statements issued for fiscal years beginning after November 15, 2007; however, the FASB provided a one year deferral for implementation of the standard for non-recurring, non-financial assets and liabilities. We adopted ASC 820 for non-financial assets and non-financial liabilities effective January 1, 2009, which did not have any effect on our consolidated results of operations or financial position.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.
D. TREND INFORMATION.
     Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS.
     Except for those arrangements which are disclosed in the Consolidated Financial Statements, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of December 31, 2009, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations
Capital (Finance) Lease Obligations	191	108	83	—	—
Operating Lease Obligations	2,144	1,576	568	—	—

Total	2,335	1,684	651	—	—

     We had entered into finance lease agreements for the purchase of motor vehicles in 2006 and 2009. The financed amounts were $366,000 and $104,000, bearing interest at 3.25%-3.5% and 3.5% per annum, respectively, and repayable in 60 monthly installments beginning in 2006, and repayable in 48 installations beginning in 2009, respectively. A minimum finance charge may be charged if we pay off all the balances early. As of December 31, 2009, one of the finance leases entered in 2006 has been retired.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position

Yu Chuan Yih	70	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	45	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	50	Chief Financial Officer and Director
Andrew N. Bernstein	57	Independent Non-Executive Director
Xiang Xiong Deng	45	Independent Non-Executive Director
Jin Wang	39	Independent Non-Executive Director
Jieyun Yu	44	Independent Non-Executive Director
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
B. COMPENSATION.
     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2009 on an accrual basis, for services in all capacities, was $1,036,000. During the fiscal year ended December 31, 2009, we contributed an aggregate amount of $35,000 toward the pension plans of our directors and executive officers.
     We entered into an employment agreement with Mr. Yu Chuan Yih, effective January 1, 2010, for a period of three years at an annual salary of $308,000. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the compensation committee of the board of directors at its discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year.
     During the fiscal year ended December 31, 2007, we did not grant any options to any of our directors or executive officers, except as follows: on January 5, 2007, we granted Mr. Yih, Ms. Au and Mr. Ng options exercisable to acquire 500,000 shares, 100,000 shares and 100,000 shares, respectively, at $4.50 per share at any time through February 4, 2007.
     During the fiscal year ended December 31, 2008, we did not grant any options to any of our directors or executive officers, except as follows: on October 28, 2008, we granted the following executive officers and directors an aggregate of 1,100,000 options exercisable to acquire 1,100,000 shares subject to various vesting schedules at $0.40 per share at any time on or after January 28, 2009:
•	Mr. Yih — 500,000;

•	Ms. Au — 200,000;

•	Mr. Ng — 200,000;

•	Mr. Bernstein — 50,000;

•	Mr. Deng — 50,000;

•	Mr. Wang — 50,000; and

•	Ms. Yu — 50,000.
     During the fiscal year ended December 31, 2009, we did not grant any options to any of our directors or executive officers, except as follows: on February 17, 2009, we granted the following executive officers and directors an aggregate of 1,340,000 options to acquire 1,340,000 shares subject to various vesting schedules at $0.60 per share at any time on or after February 17, 2010:
•	Mr. Yih — 900,000;

•	Ms. Au — 200,000;

•	Mr. Ng — 200,000; and

•	Mr. Deng — 40,000.
C. BOARD PRACTICES.
Audit Committee
     We have established an audit committee, which currently consists of Xiang Xiong Deng, Jin Wang and Jieyun Yu. Its functions are to:
•	recommend annually to the board of directors the appointment of our independent public accountants

•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants

•	review and approve non-audit services of the independent public accountants

•	review compliance with our existing accounting and financial policies

•	review the adequacy of our financial organization

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with US federal and state laws relating to financial reporting
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
Nasdaq Requirements
     Our shares of common stock are currently listed on The Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance;

although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session (Rule 5605(b)(2));

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation (Rule 5605(d));

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors (Rule 5630); and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person (Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
D. EMPLOYEES.
     As of December 31, 2009, we employed approximately 2,600 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 70 of these people were our management and executive staff in Hong Kong, Macau and China. None of our employees is represented by a labor union and we believe that our employee relations are good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of March 15, 2010 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.
     As of March 15, 2010, we had 24,678,672 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned

Yu Chuan Yih	2,984,353	(1)	11.9
Ka Man Au	485,629	(2)	2.0
Hon Tak Ringo Ng	525,000	(3)	2.1
Andrew N. Bernstein	0		0
Xiang Xiong Deng	10,000	(4)	*
Jin Wang	0		0
Jieyun Yu	0		0
All directors and executive officers as a group (7 persons)	4,004,982		16.0

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:
•	450,000 shares of common stock at $0.60 per share at any time after February 17, 2010 through February 16, 2011

(2)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time after February 17, 2010 through February 16, 2011

(3)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time after February 17, 2010 through February 16, 2011

(4)	Represents options currently exercisable to acquire:
•	10,000 shares of common stock at $0.60 per share at any time on or after February 17, 2010 through February 16, 2011
The 1998 Stock Compensation Plan
     Effective June 1, 1998, we adopted and approved the 1998 Stock Compensation Plan, which our shareholders approved on December 9, 1998. The purpose of the plan was to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options
     Options constituted either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constituted nonqualified options at the time of issuance of such options. The plan provided that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock were authorized and reserved for issuance during the term of the plan, which expired in June 2008. The compensation committee had the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
     On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
     As of March 15, 2010, 3,980,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
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
     As of March 15, 2010, 3,427,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 400,500 stock options to purchase 400,500 shares at $2.00 per share through June 30, 2013, of which 300,000 stock options are held by our directors and executive officers as a group.
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
     As of March 15, 2010, 3,765,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 235,000 stock options to purchase 235,000 shares at $0.40 per share through various expiration dates, none of which stock options are held by our directors and executive officers as a group.

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
     As of March 15, 2010, no options have been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 4,000,000 stock options to purchase 4,000,000 shares at $0.60 per share through various expiration dates, of which 1,340,000 stock options are held by our directors and executive officers as a group.
Other Options and Warrants Outstanding
     As of March 15, 2010, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	On September 25, 2006, we issued, and 11 institutional investors purchased, an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term Warrants with identical terms to the Long Term Warrants issued to the investors (the “Placement Agent Warrants”). The Short Term Warrants were exercisable at any time through February 5, 2007. The Long Term Warrants are exercisable at any time on or after March 25, 2007 for a term of five years thereafter.

As of March 15, 2010, the following warrants remained outstanding:
•	300,001 Long Term Warrants

•	29,333 Placement Agent Warrants
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of March 15, 2010, we had 193 record holders of our common stock. Of the 24,678,672 shares outstanding as of March 15, 2010, 23,110,822 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $28,772,000, $23,095,000 and $22,813,000 as of December 31, 2007, 2008 and 2009, respectively. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal year ended April 30, 1999, we provided a guarantee to a bank in respect of mortgage loans granted to Yu Chuan Yih to the extent of $632,000. Since December 31, 2008, the balance of the mortgage loans has remained at $nil.
     During the fiscal years ended December 31, 2007, 2008 and 2009, we leased certain of our office and quarters from an entity of which one of our directors, Ms. Alfonsa Au, serves as a director in the respective amounts of $245,000, $246,000 and $246,000. We believe that the lease rates are fair and reasonable and are based on comparable fair market values.

     We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, for legal services rendered to us during the fiscal years ended December 31, 2007, 2008 and 2009 the respective amounts of $143,000, $185,000 and $140,000. In addition, Mr. Bernstein also received an annual fee of $12,000 during the fiscal years ended December 31, 2007, 2008 and 2009 for his service as an independent non-executive director.
C. INTERESTS OF EXPERTS AND COUNSEL.
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
     The Consolidated Financial Statements are filed in this Annual Report as Item 18.
     Export sales constitute a majority of our total sales volume.
     Securities Litigation. In September 2007, three shareholder class actions were filed in the United States District Court for the Central District of California against the Company and certain officers and directors of the Company, entitled Apple v. LJ International Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07/06213), and Lieben v. LJ International Inc., et. al. (No. 07-06216). On February 8, 2008, the judge to whom the cases were referred consolidated the cases and appointed lead plaintiff and lead counsel. On April 8, 2008, the lead plaintiff filed an amended and consolidated complaint (the “Complaint”.)
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
     On May 27, 2008, the Company (the only defendant served with the Complaint) moved to dismiss the Complaint pursuant to Rule 12(b) of the Federal Rules of Civil Procedure. After the parties fully briefed the motion to dismiss, but before it came on for hearing before the Court, the parties agreed to settle the shareholder class action. On October 19, 2009, the Court granted final approval of the settlement. Under the terms of the settlement, our insurer paid $2,000,000 in full and final settlement of all claims asserted in the securities litigation. In December 2009, we also settled opt-out claims with Alder Capital

Partners I, LP, Alder Offshore Partners Ltd. and Alder Offshore Master Fund, LP (collectively, “Alder”). Under the terms of the agreement with Alder, our insurer paid $150,000 in full and final settlement of Alder’s Claims.
     Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke vs. Yih, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.
     The complaints in the derivative actions allege that various officers and directors of the Company caused the Company to issue a series of press releases, Securities and Exchange Commission filings, and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. The plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets, and unjust enrichment. By their complaints, they seek unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.
     On May 9, 2008, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal. The California Court of Appeal heard oral argument on February 25, 2009 and, on May 26, 2009, the Court of Appeal affirmed the dismissal of the Vaughn case. The plaintiffs filed a petition for review with the California Supreme Court and, on August 19, 2009, the petition for review was denied.
     In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The parties stipulated and the Court ordered that the Cooke action be stayed pending resolution of the Vaughn appeal. The case was dismissed on September 8, 2009.
B. SIGNIFICANT CHANGES.
     We believe that no significant changes have occurred since the date of the annual financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.

     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE”. The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended December 31, 2005	$3.95	$2.03
Year ended December 31, 2006	$4.60	$3.08
Year ended December 31, 2007	$12.86	$2.18
Year ended December 31, 2008	$5.45	$0.37
Year ended December 31, 2009	$3.94	$0.47

Quarter ended March 31, 2008	$5.45	$2.47
Quarter ended June 30, 2008	$3.90	$2.56
Quarter ended September 30, 2008	$2.53	$1.01
Quarter ended December 31, 2008	$1.02	$0.37
Quarter ended March 31, 2009	$0.81	$0.47
Quarter ended June 30, 2009	$2.15	$0.64
Quarter ended September 30, 2009	$2.74	$1.69
Quarter ended December 31, 2009	$3.94	$2.04
Quarter ended March 31, 2010*	$3.03	$2.22

Month ended September 30, 2009	$2.33	$1.81
Month ended October 31, 2009	$3.94	$2.04
Month ended November 30, 2009	$3.37	$3.09
Month ended December 31, 2009	$3.30	$2.34
Month ended January 31, 2010	$2.98	$2.24
Month ended February 28, 2010	$2.63	$2.22
Month ended March 31, 2010*	$3.03	$2.62

*	Through March 15, 2010
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
     Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.
(b) Management’s annual report on internal control over financial reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
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
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of and issued its attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.

(c) Attestation report of the registered public accounting firm.
     Our independent registered public accounting firm, Gruber & Company, LLC, has audited our management’s assessment of and issued its attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this Annual Report on Form 20-F.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
     Gruber & Company, LLC was our principal accountant for the audit of our financial statements for the fiscal years ended December 31, 2008 and 2009.
     The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $260,000 for the fiscal year ended December 31, 2008 and $255,000 for the fiscal year ended December 31, 2009. The aggregate fees billed for the audit of our internal control over financial reporting were $25,000 for the fiscal year ended December 31, 2008 and $25,000 for the fiscal year ended December 31, 2009.

(b) Audit-Related Fees.
     No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2008 and 2009.
(c) Tax Fees.
     The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were $nil for the fiscal year ended December 31, 2008 and $nil for the fiscal year ended December 31, 2009.
(d) All Other Fees.
     No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2008 and 2009.
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
     We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2009.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Our shares of common stock are currently listed on The Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session (Rule 5605(b)(2));

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation (Rule 5605(d));

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors (Rule 5630); and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares;

or, below market issuances of 20% or more of our outstanding shares to any person (Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements, together with the report of the independent registered public accounting firm Gruber & Company, LLC, for the years ended December 31, 2007, 2008 and 2009 are being filed as part of this Annual Report on Form 20-F.
Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009.
Consolidated balance sheets as of December 31, 2008 and 2009.
Consolidated statements of shareholders’ equity for the years ended December 31, 2007, 2008 and 2009.
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009.
Notes to and forming part of the financial statements.
Schedule II — Valuation and Qualifying Accounts for the year ended December 31, 2007, 2008 and 2009
All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of LJ International Inc.
In our opinion the consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of LJ International Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement Schedule II presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and the financial statement Schedule II, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under Item 15(b) Management’s Annual Report on Internal Control Over Financial Reporting of the Annual Report on Form 20-F-2009. Our responsibility is to express opinions on these financial statements, on the financial statement Schedule II, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests in accordance with Accounting Standards Codification 810, Consolidations (formerly Statement of Financial Accounting Standards No. 160 Noncontrolling Interests in Consolidated Financial Statements) and retrospectively adjusted all periods presented in the consolidated financial statements.
/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
March 11, 2010

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
	Notes		2009	2008	2007
			US$	US$	US$

Operating revenue	2	(c)	110,523	136,268	152,037
Costs of goods sold (Exclusive of depreciation shown separately below)			(72,173)	(97,031)	(112,508)

Gross profit			38,350	39,237	39,529
Operating expenses
Selling, general and administrative expenses			(31,039)	(34,815)	(30,399)
Net loss on derivatives			(503)	(86)	(4)
Depreciation			(2,197)	(3,373)	(3,095)

Operating income			4,611	963	6,031
Other income and expense
Interest income	2	(c)	147	199	273
Gain on currency translation			—	1,473	—
Gain on sales of securities			—	49	—
Gain on disposal of property held for lease			—	2,210	—
Interest expenses			(842)	(1,789)	(3,103)

Income before income taxes and noncontrolling interest			3,916	3,105	3,201
Income taxes expense	9		(231)	(569)	(1,711)

Net income			3,685	2,536	1,490
Net loss (income) attributable to noncontrolling interest			4	(6)	(1)

Net income attributable to LJ International Inc. common shareholders			3,689	2,530	1,489

Numerator:
Net income used in computing basic earnings per share			3,689	2,530	1,489

Denominator:
Weighted average number of shares used in calculating basic earnings per share			23,229,987	22,245,626	21,064,253
Effect of dilutive potential ordinary shares:
Warrants			—	6,131	248,945
Stock options			871,867	196,838	975,904

Weighted average number of shares used in calculating diluted earnings per share			24,101,854	22,448,595	22,289,102

Earnings per share:
Basic	2	(g)	0.16	0.11	0.07

Diluted	2	(g)	0.15	0.11	0.07

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

			As of December 31,
	Notes		2009	2008
			US$	US$
ASSETS
Current assets
Cash and cash equivalents			11,282	13,348
Restricted cash	8	(a)	6,425	6,493
Trade receivables, net of allowance for doubtful accounts (December 31, 2009: US$1,446; December 31, 2008: US$1,705)			21,679	20,570
Available-for-sale securities	2	(n)	2,360	2,288
Inventories	4		81,401	76,637
Prepayments and other current assets			1,861	2,609

Total current assets			125,008	121,945
Properties held for lease, net	5		717	750
Property, plant and equipment, net	6		6,400	6,863
Deferred tax assets			111	111
Goodwill, net	7		1,521	1,521

Total assets			133,757	131,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	8		2,908	2,724
Notes payable	8		5,551	9,194
Capitalized lease obligation, current portion	10		98	78
Letters of credit, gold loans and others	8		13,481	13,384
Trade payables			18,545	17,925
Accrued payroll and staff benefits			2,199	1,753
Accrued expenses and other payables			3,155	3,049
Income taxes payable			1,147	1,441
Deferred taxation	9		310	339

Total current liabilities			47,394	49,887
Notes payable, non-current portion			2,244	2,115
Capitalized lease obligation, non-current portion	10		78	103

Total liabilities			49,716	52,105

Commitments and contingencies	11

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 23,768,672 shares as of December 31, 2009 and 22,911,172 shares as of December 31, 2008	12		238	229
Additional paid-in capital			56,675	55,286
Accumulated other comprehensive income (loss)			102	(354)
Retained earnings			26,857	23,168

Total LJ International Inc. shareholders’ equity			83,872	78,329
Noncontrolling interest			169	756

Total equity			84,041	79,085

Total liabilities and equity			133,757	131,190

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

			LJ International Inc. Shareholders’ Equity
						Accumulated
			Common stock		Additional	other
			Number	Par	paid-in	comprehensive	Retained	Noncontrolling
	Notes		of shares	value	capital	income (loss)	earnings	interest	Total
				US$	US$	US$	US$	US$	US$
						(Note 2(x))

Balance as of January 1, 2007			18,977,371	190	40,456	(56)	19,149	166	59,905

Comprehensive income, net of tax:
Net income			—	—	—	—	1,489	1	1,490
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	377	—		377

									1,867
Issuance of common stock upon exercise of stock options	12	(a)(ii)	1,897,000	19	8,485	—	—		8,504
Issuance of common stock upon exercise of warrants	12	(a)(ii)	562,801	5	2,067	—	—		2,072
Compensation costs for warrants granted			—	—	157	—	—		157
Stock-based compensation			—	—	330	—	—		330

Balance as of December 31, 2007			21,437,172	214	51,495	321	20,638	167	72,835
Sales of subsidiary shares to noncontrolling interest								583	583
Comprehensive income, net of tax:
Net income			—	—	—	—	2,530	6	2,536
Exchange translation difference						(375)			(375)
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	(251)	—		(251)
Realized gain on sale of available-for-sale securities						(49)			(49)

									1,861
Issuance of common stock upon exercise of stock options	12	(a)(iii)	1,324,000	13	3,393	—	—		3,406
Issuance of common stock for services rendered	12	(a)(iv)	150,000	2	141	—	—		143
Compensation costs for warrants granted	14	(b)(i)	—	—	39	—	—		39
Stock-based compensation	2	(q)	—	—	218	—	—		218

Balance as of December 31, 2008			22,911,172	229	55,286	(354)	23,168	756	79,085
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

			LJ International Inc. Shareholders’ Equity
						Accumulated
			Common stock		Additional	other
			Number	Par	paid-in	comprehensive	Retained	Noncontrolling
	Notes		of shares	value	capital	income (loss)	earnings	interest	Total
				US$	US$	US$	US$	US$	US$
						(Note 2(x))

Balance as of December 31, 2008			22,911,172	229	55,286	(354)	23,168	756	79,085

Forfeiture of subsidiary shares sold to noncontrolling interest								(583)	(583)
Comprehensive income, net of tax:
Net income			—	—	—	—	3.689	(4)	3,685
Exchange translation difference						384			384
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	72	—		72

									4,141
Issuance of common stock upon exercise of stock options	12	(a)(v)	857,500	9	346	—	—		355
Stock-based compensation	2	(q)	—	—	1,043	—			1,043

Balance as of December 31, 2009			23,768,672	238	56,675	102	26,857	169	84,041

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	US$	US$	US$

Cash flows from operating activities:
Net income	3,689	2,530	1,489
Adjustments to reconcile income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,197	3,373	3,095
Gain on sales of securities	—	(49)	—
Gain on disposal of property held for lease	—	(2,210)	—
(Gain) Loss on disposal and write-off of property, plant and equipment	(5)	45	45
Gain on currency translation	—	(1,473)	—
(Reversal of) Allowance for doubtful debts	(231)	1,223	(2)
Net (loss) income attributable to noncontrolling interest	(4)	6	1
Compensation costs for warrants granted	—	39	157
Compensation expenses recognized during the year	1,043	361	330
Changes in operating assets and liabilities:
Trade receivables	(878)	1,401	702
Inventories	(4,764)	5,375	(13,261)
Prepayments and other current assets	165	496	596
Due from related parties	—	—	21
Trade payables	620	(775)	9,487
Accrued expenses and other payables	552	(1,318)	(1,432)
Income taxes payable and deferred taxation	(323)	(278)	975

Net cash provided by operating activities	2,061	8,746	2,203

Cash flows from investing activities:
Change in restricted cash	68	(2,332)	1,328
Proceeds from disposal of available-for-sale securities	—	434	—
Purchase of property, plant and equipment	(1,710)	(1,635)	(3,139)
Proceeds from disposals of property held for lease, and property, plant and equipment	14	2,732	5

Net cash used in investing activities	(1,628)	(801)	(1,806)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	US$	US$	US$

Cash flows from financing activities:
Change in bank overdrafts	184	(253)	1,386
Proceeds from issuance of shares upon exercise of stock options	355	3,406	8,504
Proceeds from issuance of shares upon exercise of stock warrants	—	—	2,072
Loans acquired	30,956	21,286	14,334
Repayment of loans	(34,366)	(24,558)	(24,833)
Repayment of capitalized lease obligation	(109)	(92)	(83)
Letter of credit and factoring	97	(3,269)	(5,691)
Proceeds from sale of derivatives net of retirement of embedded derivatives	—	2,947	3,002

Net cash used in financing activities	(2,883)	(533)	(1,309)

Effect of foreign exchange rate change	384	985	—

Net (decrease) increase in cash and cash equivalents	(2,066)	8,397	(912)

Cash and cash equivalents, as of beginning of year	13,348	4,951	5,863

Cash and cash equivalents, as of end of year	11,282	13,348	4,951

Supplemental disclosure information:
Interest expenses	842	1,789	3,103
Income taxes paid	555	847	736

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	104	—	—

See accompanying notes to consolidated financial statements.

1.	NATURE OF BUSINESS AND BASIS OF FINANCIAL STATEMENTS

LJ International Inc. (LJI), its subsidiaries and variable interest entities (VIEs) (collectively referred to as the “Company”) are principally involved in the design, manufacture, marketing, sale of precious and color gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its wholesale sales are currently to the United States of America (US). The retail stores are located in the PRC, Hong Kong and Macau. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for lease.
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

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised December 2003), now codified within ASC Topic 810, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest nor do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The application of the consolidation provisions of FIN 46(R) resulted in an increase in assets and an increase in liabilities as of December 31, 2009 by US$1,065 and US$396 respectively, and an increase in assets and an increase in liabilities as of December 31, 2008 by US$1,651 and US$4,087 respectively, and increase in net loss of US$93 for the years ended December 31, 2009 and increase in net income of US$326 for the year ended December 31, 2008 and increase in net loss of US$473 for the year ended December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, now codified within ASC Topic 323, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared to its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, now codified within Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$nil included in statement of operations for the years ended December 31, 2009, 2008 and 2007.

(c)	Revenue recognition

Operating revenue represents:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	US$	US$	US$
Product sales	115,599	145,372	161,375
Rental income	100	98	126

	115,699	145,470	161,501
Less: Sales return allowance	(5,176)	(9,202)	(9,464)

	110,523	136,268	152,037

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Product sales

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

(ii)	Rental income

Rental income receivable under operating lease is recognized in the consolidated statements of income in equal installments over the period covered by the lease term.

(iii)	Other income represents:

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

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$1,548, US$2,384 and US$2,580 for the years ended December 31, 2009, 2008 and 2007 respectively.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$815, US$824 and US$2,242 for the years ended December 31, 2009, 2008 and 2007 respectively.

(g)	Earnings per share

The calculation of basic earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year.

The calculation of diluted earnings per share is based on net income for the year attributable to shareholders and on the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential ordinary shares. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. 329,334 warrants were not included in the computation of diluted earnings per share for the year ended December 31, 2009 because to do so would have been anti-dilutive for the year.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(h)	Fair value of financial instruments (continued)

The categories of assets and liabilities recorded at fair value on our consolidated balance sheet based upon the level of judgment associated with inputs used to measure their fair value. The levels are as follows:
Level 1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The available-for-sale securities are at Level 1 since they are quoted on the open market. The values determined under Level 1 for the available for sale securities were US$2,360 and US$2,288 as of December 31, 2009 and 2008 respectively.

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

Depreciation on PPE is calculated by using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings	2%or over the unexpired term of leases
Leasehold improvement	shorter of 10% or the unexpired term of leases
Furniture, fixtures and equipment	20% to 50%
Plant and machinery	10%
Motor vehicles	10% to 20%
Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2009, 2008 and 2007 were US$2,197, US$3,373 and US$3,095 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 (SFAS No. 144), now codified within ASC Topic 360-10-20, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds it fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(n)	Available-for-sale securities

The Company classifies its investment in capital guaranteed fund as available-for-sale securities. The fund is restricted and secures obligations under trade credit banking facilities. It is carried at market value which is quoted in active market with a corresponding recognition of net unrealized holding gain or loss (net of tax) as a separate component of shareholders’ equity until realized. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Gains and losses on sales of securities are computed on a specific identification basis. Available-for-sale securities comprise:

	As of December 31,
	2009	2008
	US$	US$

Quoted capital guaranteed fund, at cost	2,111	2,111
Gross unrealized gains	249	177

Fair value of available-for-sale securities	2,360	2,288

(o)	Gold loans and embedded derivative

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(p)	Derivatives (continue)

The derivative contracts and the embedded derivative are valued at fair value. Changes in fair value of derivative contracts are included in the consolidated statement of operations, net of changes in fair value of embedded derivative set out in note 2(o).

(q)	Stock-based compensation

Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)), now codified within Accounting Standards Codification (“ASC”) 718- Compensation-Stock Based compensation, requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company records the cost as expense over the offering period and vesting term in connection with compensation expense for stock-based employee compensation plans.

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

As of December 31, 2009, the Company has four stock-based employee compensation plans, details of which are set out in note 14(a).

During the year ended December 31, 2009, the Company has granted 4,000,000 stock options to the employees. The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Expected dividend yield	—	—	—
Expected stock price volatility	95%	108%	33%
Risk-free interest rate	1.22%	1.61%	4.90%
Expected life of options	3.19 years	0.91 year	0.08 year
The weighted average fair value per option granted during the years ended December 31, 2009, 2008 and 2007 were US$0.35, US$0.17 and US$0.22 respectively.

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

Effective January 7, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (now codified within ASC 740, Income Taxes (“ASC 740”)) which addresses how the benefit of tax positions taken or expected to be taken on a tax return should be recorded in the financial statements. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

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

The aggregate transaction (loss) gain included in determining net income were (US$691), US$795 and (US$453) for each of the three years ended December 31, 2009, 2008 and 2007 respectively.

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

The Company reports comprehensive income in accordance with SFAS No. 130, now codified within ASC Topic 220, Reporting Comprehensive Income. Accumulated other comprehensive gain represents exchange translation adjustments and unrealised holding gains on investment, and is included in the shareholders’ equity section of the balance sheets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements

In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-9”). ASU 2010-9 amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for financial statements issued for interim and annual periods ending after December 15, 2010. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated results of operations or financial position.

In January 2010, FASB issued ASU 2010-2 Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification (“ASU 2010-2”). ASU 2010-2 addresses implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification, originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. ASU 2010-2 is effective for the Company starting January 1, 2010. The Company does not expect the adoption of ASU 2010-2 to have a material impact on the Company’s consolidated results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In December 2009, FASB issued ASU 2009-17 Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of ASU 2009-17 to have a material impact on its consolidated results of operations or financial position.

In December 2009, FASB issued ASU 2009-16 Transfers and Servicing (Topic 860) Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. The amendments in ASU 2009-16 improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of ASU 2009-16 to have a material impact on its consolidated results of operations or financial position.

In August 2009, FASB issued ASU 2009-5 Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value (“ASU 2009-5”). ASU 2009-5 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of liabilities. ASU 2009-5 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value. ASU 2009-5 was effective for the Company for interim and annual periods ending after September 30, 2009. The adoption of ASU 2009-5 did not have a material impact on the Company’s consolidated results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In August 2009, FASB issued ASU 2009-4 Accounting for Redeemable Equity Instruments—an Amendment to Section 480-10-S99 (“ASU 2009-4”). ASU 2009-4 represents a Securities and Exchange Commission (“SEC”) update to Section 480-10-S99, Distinguishing Liabilities from Equity. The adoption of guidance within ASU 2009-4 did not have an impact on the Company’s consolidated results of operations or financial position.

In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162, (now codified within ASC 105, Generally Accepted Accounting Principles (“ASC 105”)). ASC 105 establishes the Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the Codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the Codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the Codification. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have an impact on the Company’s consolidated results of operations or financial position.

In May 2009, FASB issued SFAS No. 165, Subsequent Events, (now codified within ASC 855, Subsequent Events (“ASC 855”)). ASC 855 establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was effective for the Company on April 1, 2009. The adoption of ASC 855 did not have a material impact on the Company’s consolidated results of operations or financial position.

In April 2009, FASB issued Staff Position (“FSP”) No. 115-2 and FSP 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (now codified within ASC 320, Investments—Debt and Equity Securities (“ASC 320”)). ASC 320 provides greater clarity about the credit and noncredit component of an other-than-temporary impairment event and more effectively communicates when an other-than-temporary impairment event has occurred. ASC 320 amends the other-than-temporary impairment model for debt securities. The impairment model for equity securities was not affected. Under ASC 320, an other-than-temporary impairment must be recognized through earnings if an investor has the intent to sell the debt security or if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost basis. This standard was effective for interim periods ending after June 15, 2009. The adoption of ASC 320 did not have a material impact on the Company’s consolidated results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In April 2009, FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (now codified within ASC 820, Fair Value Measurements and Disclosures). ASC 820 provides guidelines for making fair value measurements more consistent and provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed. ASC 820 is applied to all assets and liabilities (i.e., financial and non-financial) and requires enhanced disclosures. This standard was effective for periods ending after June 15, 2009. The adoption of ASC 820 did not have a material impact on the Company’s consolidated results of operations or financial position.

In April 2009, FASB issued FSP 107-1 and Accounting Principles Board 28-1, Interim Disclosures about Fair Value of Financial Instruments (now codified within ASC 825, Financial Instruments (“ASC 825”)). ASC 825 requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. ASC 825 was effective for interim periods ending after June 15, 2009. The adoption of ASC 825 did not have a material impact on the Company’s consolidated results of operations or financial position.

In June 2008, FASB issued Staff Position—Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (now codified within ASC 260, Earnings Per Share (“ASC 260”)). Under ASC 260, unvested share based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. ASC 260 was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. The adoption of ASC 260 did not have a material impact on the Company’s earnings per share calculations.

In April 2008, FASB issued FSP 142-3, Determination of the Useful Life of Intangible Assets (now codified within ASC 350, Intangibles—Goodwill and Other (“ASC 350”)). ASC 350 provides guidance for determining the useful life of a recognized intangible asset and requires enhanced disclosures so that users of financial statements are able to assess the extent to which the expected future cash flows associated with the asset are affected by our intent and/or ability to renew or extend the arrangement. ASC 350 was effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of ASC 350 on January 1, 2009 did not impact the Company’s consolidated results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (now codified within ASC 815, Derivatives and Hedging (“ASC 815”)). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities aimed at improving the transparency of financial reporting. ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of ASC 815 did not have any impact on the Company’s consolidated results of operations or financial position.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations (now codified within ASC 805, Business Combinations (“ASC 805”)). ASC 805 establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the fair value of identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. ASC 805 significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. The provisions of this standard will apply to any acquisitions we complete on or after December 15, 2008. The adoption of ASC 805 did not have an impact on the Company’s consolidated results of operations or financial position.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (now codified within ASC 810, Consolidation (“ASC 810”)). ASC 810 changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. The provisions of ASC 810 were applied to all noncontrolling interests prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented and have been disclosed as such in the Company’s consolidated financial statements herein. ASC 810 became effective for fiscal years beginning on or after December 15, 2008. The Company adopted ASC 810 effective January 4, 2009. The adoption of ASC 810 did not have an initial material impact on the Company’s consolidated results of operations or financial position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (now codified within ASC 820). ASC 820 provides guidance for using fair value to measure assets and liabilities. Under ASC 820, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance within ASC 820 became effective for financial statements issued for fiscal years beginning after November 15, 2007; however, the FASB provided a one year deferral for implementation of the standard for non-recurring, non-financial assets and liabilities. The Company adopted ASC 820 for non-financial assets and non-financial liabilities effective January 1, 2009, which did not have any effect on its consolidated results of operations or financial position.

(z)	Noncontrolling interest

Noncontrolling Interest, formerly defined as minority interest, is recognized as equity in the consolidated balance sheets, is reflected in net income attributable to noncontrolling interests in consolidated net income and is captured within a summary of changes in equity attributable to controlling and noncontrolling interests. A noncontrolling interest emphasizes the Company’s substantive control over a subsidiary rather than a simple ownership percentage as with minority interest.

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

4.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2009	2008
	US$	US$

Raw materials	40,057	36,165
Work-in-progress	803	1,711
Finished goods	40,541	38,761

	81,401	76,637

5.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of two years. Properties held for lease consist of the following:

	As of December 31,
	2009	2008
	US$	US$

Leasehold land and buildings	1,246	1,246
Less: Accumulated depreciation	(529)	(496)

	717	750

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2009 and 2008 (see note 8).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2009	2008
	US$	US$

2009	—	58
2010	79	27
2011	46	—
2012	9	—

	134	85

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2009	2008
	US$	US$

Leasehold land and buildings	2,405	2,405
Leasehold improvement	10,968	10,076
Furniture, fixtures and equipment	5,539	5,547
Plant and machinery	2,543	2,482
Motor vehicles	1,080	905

	22,535	21,415
Less: Accumulated depreciation	(16,135)	(14,552)

	6,400	6,863

The Company pledged leasehold land and buildings with net book values of US$1,656 and US$1,251 as of December 31, 2009 and 2008 respectively as collateral for general banking facilities granted to the Company (see note 8).
7.	GOODWILL, NET
As of December 31, 2009, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2009	2008
	US$	US$

Carrying value, beginning of year	1,521	1,521
Impairment loss	—	—

Carrying value, end of year	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discounted cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2009. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2009 and 2008 respectively.

8.	BANKING FACILITIES AND OTHER LOANS

			As of December 31,
			2009	2008
	Notes		US$	US$

Bank overdrafts	(a	)	2,908	2,724

Notes payable:
Current portion	(b	)	5,551	9,194

Letters of credit, gold loans and others:
Letters of credit	(a	)	11,816	9,386
Factoring	(a	)	1,665	3,998
Gold loan	(c	)	—	—

			13,481	13,384

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
(a)	As of December 31, 2009, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$2,923 (2008: US$2,923), US$13,423 (2008: US$12,077) and US$9,747 (2008: US$12,008) respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 2.4% to 5.5% per annum as of December 31, 2009 and ranged from 2.5% to 4.8% per annum as of December 31, 2008.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment in capital guaranteed fund based on the amount of facilities granted. The cash balances are reflected as restricted cash in the balance sheets.

8.	BANKING FACILITIES AND OTHER LOANS (Continued)
(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 6). These loans aggregated to US$7,795 and US$11,309 as of December 31, 2009 and 2008 respectively. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 2.1% to 10.6% per annum as of December 31, 2009 and ranged from 2.3% to 10.6% per annum as of December 31, 2008.

(c)	The Company also had bank facilities of gold loan which are related to the Company’s leasehold land and buildings (see note 6). The Company did not have outstanding loans to purchase gold as of December 31, 2009 and 2008 with the related balances being US$nil as of December 31, 2009 and 2008.

The weighted average interest rate for the year ended December 31, 2009 and 2008 were 2.6% and 3.7% per annum respectively.
9.	INCOME TAXES

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

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which it is domiciled and operates. Income tax expense comprises of the following:

9.	INCOME TAXES (Continued)

	Year ended December 31,
	2009	2008	2007
	US$	US$	US$

Current taxes arising in foreign subsidiaries:
For the year	(315)	(568)	(1,525)
Over (under) provision in prior years	55	(1)	(195)

Total current tax	(260)	(569)	(1,720)

Deferred taxes arising in foreign subsidiaries:
For the year	29	—	9

Income taxes expense	(231)	(569)	(1,711)

Reconciliation to the expected statutory tax rate in Hong Kong of 16.5% (2008: 16.5% and 2007: 17.5%) is as follows:

	Year ended December 31,
	2009	2008	2007
	%	%	%

Statutory rate	16.5	16.5	17.5
Tax effect of net operating losses	5.5	17.2	43.8
Non taxable profits, net	(16.4)	(21.9)	(13.3)
Others	0.3	6.5	5.4

Effective rate	5.9	18.3	53.4

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

9.	INCOME TAXES (Continued)

	As of December 31,
	2009	2008
	US$	US$

Deferred tax assets:
Net operating loss	2,789	3,693
Depreciation	81	90
Others	80	4

	2,950	3,787
Valuation allowance	(2,839)	(3,676)

Total deferred tax assets	111	111

Deferred tax liabilities:
Accelerated tax allowance	(44)	(95)
Others	(266)	(244)

Net deferred tax liabilities	(310)	(339)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The decrease in valuation allowance for the years ended December 31, 2009 and 2008 were US$837 and US$1,291 respectively, there was increase in valuation allowance amounted to US$868 for the year ended December 31, 2007.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$111 and US$111, net of valuation allowances as of December 31, 2009 and 2008.
10.	LEASES

The Company is obligated under capital leases covering certain motor vehicles and office equipment that expire at various dates during the next three years. At December 31, 2009 and 2008, the gross amount of motor vehicles and office equipment and related accumulated amortization recorded under capital leases were as follows:

	As of December 31,
	2009	2008
	US$	US$

Motor vehicles	451	493
Furniture, fixtures and equipment	—	19

	451	512
Less: Accumulated amortization	(263)	(344)

	188	168

10.	LEASES (Continued)

Amortization of assets held under capital leases is included with depreciation expenses.

The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to statements of operations on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount. Rental expenses for operating leases for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Year ended December 31,
	2009	2008	2007
	US$	US$	US$

Minimum rentals	2,935	3,756	2,937
Contingent rentals	8,984	6,197	3,271
Rental expenses	11,919	9,953	6,208
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2009		As of December 31, 2008
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$

2009	—	—	87	1,698
2010	108	1,576	85	650
2011	52	487	21	106
2012	31	81	—	47
Thereafter	—	—	—	—

Total future minimum lease payments	191	2,144	193	2,501

Less: Amount representing interest (at rates ranging from 3.25% to 3.5%)	(15)		(12)

Present value of net minimum capital lease payments	176		181
Less current instatements of obligations under capital leases	(98)		(78)

Obligations under capital leases, excluding current instalments	78		103

10.	LEASES (Continued)

The Company leases certain of its office and quarters from a related party with two year lease terms expiring in 2010 and 2011. Rental expenses for operating leases paid to the related party are included in the data presented above. Total rent expenses associated with these leases were US$246, US$246 and US$245 for the years ended December 31, 2009, 2008 and 2007 respectively.
11.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As of December 31, 2009, 2008 and 2007, the Company had capital expenditure commitments of US$97, US$66 and US$9 respectively.

(b)	Contingencies

As of December 31, 2009, 2008 and 2007, the Company provided guarantee in respect of bank mortgage loans granted to the Company’s Chairman and Chief Executive Officer, Mr. Yu Chuan Yih to the extent of US$nil, US$nil and US$79 respectively.

(c)	Legal Proceedings

Securities Litigation. In September 2007, three shareholder class actions were filed in the United States District Court for the Central District of California against the Company and certain officers and directors of the Company, entitled Apple v. LJ International Inc., et al. (No. 07-06076), Cooper v. LJ International, Inc., et al. (No. 07/06213), and Lieben v. LJ International Inc., et. al. (No. 07-06216). On February 8, 2008, the judge to whom the cases were referred consolidated the cases and appointed lead plaintiff and lead counsel. On April 8, 2008, the lead plaintiff filed an amended and consolidated complaint (the “Complaint”.)

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

11.	COMMITMENTS AND CONTINGENCIES (Continued)
(c)	Legal proceedings (Continued)

On May 27, 2008, the Company (the only defendant served with the Complaint) moved to dismiss the Complaint pursuant to Rule 12(b) of the Federal Rules of Civil Procedure. After the parties fully briefed the motion to dismiss, but before it came on for hearing before the Court, the parties agreed to settle the shareholder class action. On October 19, 2009, the Court granted final approval of the settlement. Under the terms of the settlement, our insurer paid $2,000,000 in full and final settlement of all claims asserted in the securities litigation. In December 2009, we also settled opt-out claims with Alder Capital Partners I, LP, Alder Offshore Partners Ltd. and Alder Offshore Master Fund, LP (collectively, “Alder”). Under the terms of the agreement with Alder, our insurer paid $150,000 in full and final settlement of Alder’s Claims.

Derivative Litigation. Two purported shareholder derivative lawsuits, Vaughn v. Yih, et al. (Los Angeles Superior Court No. BC 378903) and Cooke vs. Yih, et al. (Los Angeles Superior Court No. BC 380214), were filed in California in Los Angeles County Superior Court on October 10 and November 5, 2007, respectively.

The complaints in the derivative actions allege that various officers and directors of the Company caused the Company to issue a series of press releases, Securities and Exchange Commission filings, and other statements that significantly overstated the Company’s business prospects and financial results. They further allege that, as a result of these statements, the Company’s share price traded at artificially inflated levels, and that defendants’ actions led to a delay in the release of the Company’s financial statements for the fiscal fourth quarter of 2006 and the fiscal first quarter of 2007. The plaintiffs purport to state causes of action for breach of fiduciary duty, waste of corporate assets, and unjust enrichment. By their complaints, they seek unspecified damages to be paid to the Company, corporate governance reforms, and equitable and injunctive relief, including restitution and the creation of a constructive trust.

On May 9, 2008, the court in the Vaughn action sustained the defendants’ demurrer without leave to amend on the ground that the plaintiff failed to obtain the required leave from the High Court of the British Virgin Islands to file the derivative action. The Vaughn action was dismissed pursuant to the order sustaining the demurrer. On May 15, 2008, the plaintiff filed a notice of appeal from the order of dismissal. The California Court of Appeal heard oral argument on February 25, 2009 and, on May 26, 2009, the Court of Appeal affirmed the dismissal of the Vaughn case. The plaintiffs filed a petition for review with the California Supreme Court and, on August 19, 2009, the petition for review was denied.

In May 2008, the Cooke action was reassigned to the same judge that presided over the Vaughn action. The parties stipulated and the Court ordered that the Cooke action be stayed pending resolution of the Vaughn appeal. The case was dismissed on September 8, 2009.

11.	COMMITMENTS AND CONTINGENCIES (Continued)
(c)	Legal proceedings (Continued)

Besides the above-mentioned legal proceedings, the Company is exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against the Company, the Company could resolve such claims under terms and conditions that would not have a material adverse effect on its business, its liquidity or financial results. Periodically the Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, the Company then accrued a liability for the estimated loss. Any liability for estimated loss is based on the criteria in SFAS No. 5, now codified within ASC 450-20-25-2, “Accounting for Contingencies”. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated under SFAS No. 5 for potential losses that may or may not arise from the current lawsuits in which the Company is involved. Accruals include billings for legal services performed to date and expected.
12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock

(i) In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 12(b)(i)).

(ii) During the year ended December 31, 2007 warrants to purchase 562,801 shares of common stock (note 12(b)) and 1,897,000 stock options (note 14(a)) were exercised. A total of 2,459,801 shares of common stock of the Company were issued accordingly.

(iii) During the year ended December 31, 2008, 1,324,000 stock options (note 14(a)) were exercised. A total of 1,324,000 shares of common stock of the Company were issued accordingly.

12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(a)	Common stock (Continued)
(iv)	On October 1, 2008, the Company entered into a consulting agreement with a consultant for a period of 3 months commencing on October 1, 2008. Pursuant to the agreement, the Company issued to the consultant 150,000 shares of restricted common stock of the Company, which shares contained the customary restrictive legend pursuant to the US Securities Act of 1933, as amended. The shares were valued at the then current market price.

(v)	During the year ended December 31, 2009, 857,500 stock options (note 14(a)) were exercised. A total of 857,500 shares of common stock of the Company were issued accordingly.
As of December 31, 2009, the Company had 23,768,672 shares of common stock issued.
(b)	Warrants other than stock-based compensation

	As of December 31,
	2009	2008	2007
	Number of	Number of	Number of
	warrants	warrants	warrants

Outstanding, beginning of year	499,785	499,785	1,062,586
Granted	—	—	—
Exercised	—	—	(562,801)
Expired	(170,451)	—	—

Outstanding, end of year	329,334	499,785	499,785

The following table shows the warrants outstanding as of December 31, 2009.

			Number of
			warrants
Date of grant	Notes		outstanding	Exercise price		Expiration date

September 25, 2006	(i	)	329.334	US$	4.50	March 25, 2012
September 25, 2006	(i	)	—	US$	4.221	February 5, 2007

12.	COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(b)	Warrants other than stock-based compensation (Continued)
(i)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2009, 2008 and 2007 was US$12, US$221 and US$27 respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$1,771, US$2,234 and US$1,505 for the years ended December 31, 2009, 2008 and 2007 respectively.
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

On July 1, 2005, the Company adopted and approved the third stock option plan (The 2005 Plan) which was approved by the shareholders on September 26, 2005. The Company believes that a new plan is necessary since there are only a minimal number of options remaining under The 1998 Plan and The 2003 Plan. The Company believes that the grant of stock options is accomplishing its purposes, which is to promote the Company and the shareholders interests by providing key employees with an opportunity to acquire a proprietary interest in the Company and to develop a stronger incentive to put forth maximum effort for the Company’s continued success and growth. In addition, the opportunity to acquire a propriety interest in the Company aids the Company in attracting and retaining key personnel of outstanding ability.

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

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2009, 2,850,000 options had been exercised and 1,150,000 options to purchase the Company’s shares of common stock under The 2005 Plan were outstanding.

On August 8, 2008, the Company adopted and approved the fourth stock option plan (The 2008 Plan) which was approved by the shareholders on November 14, 2008. The Company believes that a new plan is necessary since there are only a minimal number of options remaining under The 2003 Plan and The 2005 Plan. The Company believes that the grant of stock options is accomplishing its purposes, which is to promote the Company and the shareholders interests by providing key employees with an opportunity to acquire a proprietary interest in the Company and to develop a stronger incentive to put forth maximum effort for the Company’s continued success and growth. In addition, the opportunity to acquire a propriety interest in the Company aids the Company in attracting and retaining key personnel of outstanding ability.

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

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2008 Plan. As of December 31, 2009, 4,000,000 options had been issued and 4,000,000 options to purchase the Company’s shares of common stock under The 2008 Plan were outstanding.

14.	STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2009		December 31, 2008		December 31, 2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	Price
		US$		US$		US$

Outstanding, beginning of year	2,428,000	0.68	1,424,000	2.07	1,821,000	2.06
Granted	4,000,000	0.60	2,500,000	0.98	1,500,000	5.14
Exercised (note 12(a)(v))	(857,500)	0.41	(1,324,000)	2.57	(1,897,000)	4.48
Cancelled	—	—	(150,000)	2.00	—	—
Expired	—	—	(22,000)	2.25	—	—

Outstanding, end of year	5,570,500	0.23	2,428,000	0.68	1,424,000	2.07

Exercise price less than the market price on date of grant	—	—	—	—	150,000	2.00
Exercise price equals to market price on date of grant	4,000,000	0.60	—	—	404,000	2.00
Exercise price exceeds the market price on date of grant	1,570,500	0.68	2,428,000	0.68	870,000	2.12

	5,570,500	0.23	2,428,000	0.68	1,424,000	2.07

Range of exercise price
— US$0.40	1,150,000	0.40	2,000,000	0.40	—	—
— US$0.60	4,000,000	0.60	—	—	—	—
— US$2.00	420,500	2.00	428,000	2.00	1,010,500	2.00
— US$2.25	—	—	—	—	413,500	2.25

	5,570,500	0.23	2,428,000	0.68	1,424,000	2.07

Exercisable, end of year
— exercise price at US$0.40	980,000	0.40	—	—	—	—
— exercise price at US$2.00	420,500	2.00	428,000	2.00	963,625	2.00
— exercise price at US$2.25	—	—	—	—	413,500	2.25

	1,400,500	0.88	428,000	2.00	1,377,125	2.08

Weighted average remaining contractual life
— exercise price at US$0.40	0.21 year		—		—
— exercise price at US$2.00	3.49 years		4.49 years		3.32 years
— exercise price at US$2.25	—		—		0.33 years

All options issued, other than 4,170,000 options, are immediately exercisable as of December 31, 2009. The 4,170,000 options are issued and outstanding but only vested in additional increments of 1,487,000 in 2010, 1,437,000 in 2011, 437,000 in each of 2012 and 2013 , 327,000 in 2014 and 15,000 in each of 2015 to 2017.

14.	STOCK-BASED COMPENSATION (Continued)
(b)	Warrants
(i)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year ended December 31, 2006 and 500,000 shares of common stock were issued accordingly.

(ii)	In connection with private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.50 per share exercisable through March 25, 2012 (see note 12(b)(i)).
Save as disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2009, 2008 and 2007. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

15.	RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yu Chuan Yih	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common directors

Andrew N. Bernstein	Non-executive director
(b)	Summary of balances with related parties:

	As of December 31,
	2009	2008
	US$	US$

Certain banking facilities granted to the Company collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of	22,813	23,095

(c)	Summary of related party transactions:

	Year ended December 31,
	2009	2008	2007
	US$	US$	US$

Expenses:
Rental expense to Tanzanite (H.K.) Limited	246	246	245
Legal fee to Andrew N. Bernstein, P.C.	140	185	143
Director’s fee to Andrew N. Bernstein	12	12	12

	398	443	400

The Company leases certain of its office and quarter from a related party. The leases are for two years term expiring in 2010 and 2011. The Company may terminate these tenancies at any time after the expiration of the first 12 months after the commencement of the term of tenancies, by giving the landlord no less than two months’ prior notice.

16.	SEGMENT INFORMATION

The Company has adopted SFAS No. 131, now codified within ASC Topic 280-10-50-20 through 280-10-50-32, Disclosures about Segments of an Enterprise and Related Information, which establishes annual reporting standards for enterprise business segments and related disclosures about its products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2009
Segment revenue from external customers	59,733	50,790	—	110,523

Income (loss) from operations	1,846	4,542	(1,777)	4,611
Interest income	137	10	—	147
Interest expenses	(811)	(31)	—	(842)
Income before income taxes and noncontrolling interest	1,172	4,521	(1,777)	3,916
Incomes taxes	(171)	(60)	—	(231)
Net loss attributable to noncontrolling interest	4	—	—	4

Net income (loss)	1,005	4,461	(1,777)	3,689

Significant non-cash items
—Depreciation	914	1,283	—	2,197
—Noncontrolling interest	(4)	—	—	(4)
—Stock-based compensation cost	—	—	1,043	1,043

Segment assets	82,970	50,787	—	133,757
Total expenditures for additions to long-lived assets	295	1,415	—	1,710
Depreciation and amortization	914	1,283	—	2,197

16.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2008
Segment revenue from external customers	99,840	36,428	—	136,268

Income (loss) from operations	4,061	(190)	(2,908)	963
Interest income	192	7	—	199
Gain on currency translation	—	1,473	—	1,473
Gain on sale securities	49	—	—	49
Gain on disposal of property held for lease	2,210	—	—	2,210
Interest expenses	(1,789)	—	—	(1,789)
Income before income taxes and noncontrolling interest	4,723	1,290	(2,908)	3,105
Incomes taxes	(569)	—	—	(569)
Net income attributable to noncontrolling interest	(6)	—	—	(6)

Net income (loss)	4,148	1,290	(2,908)	2,530

Significant non-cash items
—Depreciation	1,877	1,496	—	3,373
—Noncontrolling interest	6	—	—	6
—Stock-based compensation cost	—	—	400	400

Segment assets	86,852	44,338	—	131,190
Total expenditures for additions to long-lived assets	436	1,199	—	1,635
Depreciation and amortization	1,877	1,496	—	3,373

16.	SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2007
Segment revenue from external customers	117,689	34,348	—	152,037

Income (loss) from operations	7,090	1,017	(2,076)	6,031
Interest income	265	6	2	273
Interest expenses	(3,103)	—	—	(3,103)
Income before income taxes and noncontrolling interest	4,252	1,023	(2,074)	3,201
Incomes taxes	(1,015)	(696)	—	(1,711)
Net income attributable to noncontrolling interest	(1)	—	—	(1)

Net income (loss)	3,236	327	(2,074)	1,489

Significant non-cash items
—Depreciation	1,995	1,100	—	3,095
—Noncontrolling interests	1	—	—	1
—Stock-based compensation cost	25	162	300	487

Segment assets	97,715	36,429	—	134,144
Total expenditures for additions to long-lived assets	1,162	1,977	—	3,139
Depreciation and amortization	1,995	1,100	—	3,095

16.	SEGMENT INFORMATION (Continued)
(a)	Geographical areas

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2009	2008	2007
	US$	US$	US$
Revenue from external customers:
US & Canada	39,225	69,232	80,572
Europe and other countries	18,110	27,455	32,597
Japan	1,115	989	2,206
PRC (including Hong Kong and Macau)	52,073	38,592	36,662

	110,523	136,268	152,037

	As of December 31,
	2009	2008
	US$	US$

Carrying amount of long-lived assets:
Hong Kong	2,713	3,363
PRC	4,400	4,240
US	4	10

Total long-lived assets (excluding goodwill)	7,117	7,613
Reconciling items:
Others	126,640	123,577

Total consolidated assets	133,757	131,190

17.	SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%

Customer A	11,008	10	14,421	11	11,993	8
Customer B	4,441	4	15,490	11	14,840	10

Trade receivables related to these major customers were US$713 and US$322 as of December 31, 2009 respectively and US$3,896 and US$312 as of December 31, 2008 respectively.

(b)	Dependence on suppliers

Gold is the major raw material used in the production of the Company’s Jewelry products. The Company purchased gold from banks, gold refiners and commodity dealers who supplied substantially all of the Company’s gold needs, which the Company believed was sufficient to meet its requirement.

The following suppliers of gold, diamonds and gemstones accounted for 10% or more of total purchases:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2009		2008		2007
	US$	%	US$	%	US$	%

Supplier A	17,483	34	29,820	45	25,841	26
Supplier B	7,930	16	8,625	13	4,485	5
Supplier C	5,266	10	2,255	4	2,872	3
Supplier D	—	—	—	—	11,348	11

Trade payables related to these suppliers were US$2,622 and US$7,270 as of December 31, 2009 and 2008 respectively.
18.	RECLASSIFICATIONS
Certain prior year amounts have been reclassified to confirm to the current year presentation.

Schedule II — Valuation and Qualifying Accounts
(in thousands)
Sales return reserves

US$

Balance at January 1, 2007	2,437
Charges to operations	9,464
Deductions	(10,348)

Balance at December 31, 2007	1,553
Charges to operations	9,202
Deductions	(9,108)

Balance at December 31, 2008	1,647
Charges to operations	5,176
Deductions	(5,763)

Balance at December 31, 2009	1,060

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
15.1	Consent of Gruber & Company, LLC

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

117

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: March 25, 2010	By:	/s/ YU CHUAN YIH
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