Form 20-F
period 2010-12-31
LJ INTERNATIONAL INC
filed 2011-04-11
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________
Commission file number 0-29620
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
29,153,672 Shares of Common Stock as of December 31, 2010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
SELECTED CONSOLIDATED FINANCIAL DATA
(US Dollars in thousands, except per share amounts)
     The following selected consolidated financial data with respect to the five-year period ended December 31, 2010 have been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.
Selected Financial Data

	Year ended December 31,
	2010	2009	2008	2007	2006
Statement of Operations Data:
Revenues	140,548	110,523	136,268	152,037	123,791
Cost of Goods sold	(85,737)	(72,173)	(97,031)	(112,508)	(88,867)
Gross profit	54,811	38,350	39,237	39,529	34,924
Operating expenses
Selling, general and administrative	(37,303)	(31,039)	(34,815)	(30,399)	(23,114)
Net loss on derivatives	(476)	(503)	(86)	(4)	(29)
Depreciation	(2,779)	(2,197)	(3,373)	(3,095)	(2,039)

Operating income	14,253	4,611	963	6,031	9,742
Other income and expense
Interest income	69	147	199	273	282
Gain on currency translation	643	—	1,473	—	—
Gain on sales of securities	258	—	49	—	—
Gain on disposal of property held for lease	1,635	—	2,210	—	—
Interest expenses	(978)	(842)	(1,789)	(3,103)	(3,258)

Operating income before income taxes and noncontrolling interest	15,880	3,916	3,105	3,201	6,766
Income taxes expense	(2,877)	(231)	(569)	(1,711)	(1,403)
Income before noncontrolling interest	13,003	3,685	2,536	1,490	5,363
Net (income) loss attributable to noncontrolling interest	(9)	4	(6)	(1)	(38)

Net income attributable to LJ International Inc. common shareholders	12,994	3,689	2,530	1,489	5,325
Net income per share:
Basic	0.51	0.16	0.11	0.07	0.31
Diluted	0.49	0.15	0.11	0.07	0.29

Weighted average number of shares
Basic	25,344	23,230	22,246	21,064	17,390
Diluted	26,657	24,102	22,449	22,289	18,303

Balance Sheet Data:
Working capital	100,584	77,614	72,059	62,786	50,134
Total assets	175,757	133,757	131,190	134,144	124,522
Long-term obligation	1,651	2,322	2,219	1,335	1,640
Total LJ International Inc. shareholders’ equity	110,921	83,872	78,329	72,668	59,739

B. CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D. RISK FACTORS.
We do not have any long-term contracts with our customers and, therefore, we cannot be certain that all of our sales will continue; if not, our revenues will likely decline.
     We sell to a large number of customers in a variety of markets. Although we believe that we have maintained good and longstanding relationships with our principal customers, we do not have any long-term contracts with any of them, and they order only on a “purchase order” basis. The loss of a significant number of our principal customers or a significant reduction in their orders would have a materially adverse effect on our revenues.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
     LJ International Inc. (“we”, “LJI” or the “Company”) was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2010, we owned all of the issued share capital in the following significant subsidiaries:

•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”), a company incorporated in Hong Kong on February 20, 1987

•	ENZO International Holdings Ltd.

•	ENZO Jewelry Inc.

•	Lorenzo Crystal Ltd.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Wonderful (Shenzhen) Ltd.

•	Shanghai Enzo Diamond Co., Ltd.
     Our principal place of business and our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
     During our last three fiscal years, we have made the following significant capital expenditures:
•	we spent $2,650,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2010

•	we spent $1,415,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2009

•	we spent $1,199,000 on capital expenditures, excluding inventory, for ENZO retail store openings during the fiscal year ended December 31, 2008
B. BUSINESS OVERVIEW.
     We established a major manufacturing presence in Shenzhen, China in 1998. In that same year, our shares began trading on The Nasdaq Stock Market and entered the select ranks of major publicly-traded firms in the jewelry business. In December 2004, we began our retail jewelry operations in China by introducing our own ENZO brand as a jewelry retail chain following the country’s acceptance into the World Trade Organization (WTO). We are a vertically integrated company that designs, brands, markets, distributes and retails a complete range of fine jewelry. In 1998 we established a major manufacturing presence in Shenzhen, China, and in the same year our shares began trading on the Nasdaq Stock Market, putting us in the select ranks for major publicly-traded firms in the jewelry business. In recent years we have been aggressively extending our vertical integration to retailing. Following China’s acceptance into the World Trade Organization, we began our retail jewelry operations in that country in December 2004 under the brand name ENZO. As of December 31, 2010, we have established more than 130 ENZO points of sale.
     While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
     We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value-added processes are captured internally, rather than shared with third-party manufacturers. This results in very competitive pricing for our retail partners, as well as for our own retail operations, and enhanced profits for us. Innovative processes in stone cutting and production further enhance our competitive position.
     We employ an international design team, and all of our designs and merchandising strategies are proprietary. The exclusive and innovative concepts that we create offer brand potential. Our expertise in stone sourcing, cutting and production, product development and jewelry manufacturing has formed a very solid foundation for the development of ENZO.
LJI continues its expansion strategy in China’s retail market.
     Ever since we opened the first ENZO stores in December 2004, we have been committed to a strategy based on retailing. Already, ENZO has developed its self-managed national chain stores rapidly and has become a conspicuous luxury jewelry brand in the China market, which we regard as having one of the largest and fastest growing consumer markets for luxury items. Being a market leader in luxury color stone jewelry, ENZO enjoys a uniquely popular status among jewelry lovers and collectors.
     Our wholesale and manufacturing operations play crucial supporting roles, but we have consistently envisioned China’s untapped retail market as the key long-term driver of growth in revenues and profits. We will continue to expand our retail operations in China by opening new self-managed ENZO stores. We have not and do not intend to grant franchising licenses for our ENZO brand.
LJI continues to focus in North America for our wholesale business.
     Our primary wholesale marketing focus has been in North America. There we have sold directly to certain high-volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.
     We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers

•	national jewelry chains

•	department stores

•	TV shopping channels

•	discount chain stores
     For the years ended December 31, 2009 and 2010, approximately 35% and 30% of our total sales, respectively, were in North America.

Our Retail Business Strategy
     Our retail business strategy is to:
•	expand our market share by having a total of 200 points of sale in operation by the end of 2011

•	improve the performance of our existing stores by making appropriate adjustments on product mix and by stepping up our marketing and promotional activities

•	further expand our product range by introducing new collections for both colored gemstones and diamonds to capture different market segments

•	expand customers base by opening of new shops and through effective marketing and promotional campaigns
Our Wholesale Business Strategy
     Our wholesale business strategy is to:
•	increase our market share of moderately priced high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production processes to produce high-end precious stone jewelry in addition to high volume, high-quality colored products

•	further develop our existing customer relationships with our specialized services

•	expand into new distribution channels, particularly in the United States, China, Western Europe, Japan and Australia
     We believe that vertically integrated companies that control costs by performing all value-added processes enjoy a distinct competitive advantage over wholesalers and distributors who pay premium acquisition prices for items that they intend to resell. We further believe that large retailers want to rely upon prime producers because they believe that prime producers are reliable and low cost producers who can accommodate the large quantities of production that large retailers commonly purchase.
     Our ENZO operation also gets the benefit of full vertical integration, beginning with the sourcing of gemstones directly from mines around the world to cutting, designing and setting them in our state-of-the-art factory. This control over the entire supply chain backs up ENZO’s commitment to providing excellent quality and service in the jewelry market. It ensures that every piece of jewelry is perfectly designed and made to meet world-class professional standards.
     The following is a breakdown of our total revenues, including wholesale and retail, by geographic market for each of our past three fiscal years:

	Year ended December 31,
(in thousands)	2010	2009	2008
	US$	US$	US$
US & Canada	42,400	39,225	69,232
Europe and other countries	16,752	18,110	27,455
Japan	1,291	1,115	989
PRC (including Hong Kong and Macau)	80,105	52,073	38,592

	140,548	110,523	136,268

Our Production Capability
     We have established a sophisticated facility in China that performs stone cutting, polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. Our production facility in Shenzhen has been operating for 12 years and has more than 150,000 square feet of production space. We currently employ approximately 1,300 skilled gemstone cutters and production personnel excluding managerial, sales and marketing staff. The plant turned out approximately 1.6 million pieces of finished fine jewelry during the fiscal year ended December 31, 2010.
     We purchase imported choice gemstone material from mines located in Africa, China and South America, especially those concentrated in Brazil. We source our diamonds mainly from suppliers in India and Africa. Gemstone craftsmen are trained to ensure that the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the gemstone material that we purchase. By performing internally the value-added processes of cutting and polishing our colored gemstones, we maximize quality control and improve our profitability. We specialize in a wide range of popular and exotic colored gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.
Sales and Marketing
Retail
     The strategy of our retail brand, ENZO, focuses on differentiating ENZO from the many mass-market local competitors. This is the result of continuous marketing programs that built a unique image and identity for ENZO.
     ENZO has combined its product, sales and marketing programs that align with the strategic direction of reinforcing the brand as one of the most recognized foreign jewelry brands in China. Ever since its first store opened in 2004, ENZO has established a brand image unique to the Chinese market — that of fashionable luxury that is affordable, distinct from other market players (both local and international). It pursues this brand-building strategy through a number of methods, including:

•	Continuous macro marketing and PR programs to deliver the brand messages, using channels such as national magazines, weekly magazines, newspaper, outdoor advertising space, and MTR advertisement.

•	Localized marketing programs to fit local markets of different cities. Trunk shows and workshops are arranged for building up close relationship with the media and customers, letting them know more about the brand and doing business at the same time.

•	Participating in jewelry shows, both for brand building and business development. In 2010, for instance, we had a high-profile presence at the June and September Jewellery Fair in Hong Kong

•	Seasonal promotional programs based on the festival seasons - e.g. Chinese New Year, Valentine’s Day etc.

•	Working closely with malls in organizing various localized promotional programs.
Wholesale
     Our merchandising strategy is to provide unique and differentiated products that are enhanced by the favorable pricing that results from our vertically integrated structure. We invest significant effort in design and model making to produce items that are distinctly different from those of our competitors. We continue to devote our efforts toward brand development and utilize marketing concepts to enhance the salability of our products. We recognize that retailers favor certain price points. As part of our product development strategy, we strive to align our wholesale prices to match retailers’ target prices as a means of achieving these popular price targets.
     Our sales promotion efforts include attendance by our representatives at US and international trade shows and conventions, including Las Vegas, New York, Tucson, Basel, Hong Kong and Italy. In addition, we advertise actively in trade journals and related industry publications.
     We exhibited at the following international jewelry shows in 2010:

Show Name	Show Date
The First, Vicenzaoro Fair	Jan 16 - 21, 2010
Tucson Gem & Mineral Show	Feb 11 - 14, 2010
JA Int’l Jewelry (Winter) Show	Feb 28 - Mar 03, 2010
Hong Kong Int’l Jewellery Show	Mar 05 - 09, 2010
Basel 2010	Mar 18 - 25, 2010
The Charm, Vicenzaoro Fair	May 22 - 26, 2010
JCK Las Vegas 2010	Jun 04 - 07, 2010
JA Int’l Jewelry Show	Jul 25 - 28, 2010
The Choice, Vicenzaoro Fair	Sep 11 - 15, 2010
September HK Jewellery & Gem Fair	Sep 14 - 18, 2010
JA Int’l Jewelry Show	Oct 24 - 26, 2010

Design and Product Development
     We have a group of internationally trained designers who work in our Shenzhen, China office. Our designers create styles that have been accepted by our various clients worldwide. Our design teams attend trade fairs worldwide to gather product ideas and monitor the latest product trends.
     We provide our customers with a broad selection of high-quality 10-, 14- and 18-karat gold and sterling silver jewelry products that incorporate traditional yet fashionable styles and designs.
     We study product trends that are emerging in the international market and adapt these trends to the needs of our retail customers. The jewelry offered for sale considers color, fabric and fashion trends, which are projected over a two-year period. We market our products as lifestyle-inspired.
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

     Gold acquired for production is at least .995 fine and is combined with other metals to produce 10-, 14- and 18-karat gold. The term “karat” refers to the gold content of alloyed gold, measured from a maximum of 24 karats, which is 100% fine gold. Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 14-karat gold of different colors. These alloys are in abundant supply and are readily available to us.
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
     We carefully inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal control procedures for all jewelry as it proceeds through the production process. A complete physical inventory count of gold and gemstones is taken at our production and facilities on a quarterly basis.
Insurance
     We appoint a worldwide insurance brokerage firm, Aon, to advise and co-ordinate all our insurance needs. We maintain primary all-risk insurance, with limits which may not meet our inventory levels from time to time, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to our owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but is generally in excess of the value of the gold, diamonds and gemstones supplied by us. We carry transit insurance, the coverage of which includes the transportation of jewelry outside of our office.
Competition
Retail
     Regarding the China retail jewelry market, there are many Hong Kong, local and foreign competitors. Those competitors may have product type, price range, market segment, target customer, size, history, strategy and background similar to or different from ENZO. Hong Kong competitors include Hong Kong-listed chain store operators such as Chow Tai Fook, Chow Sang Sang, Tse Sui Luen and Luk Fook; the local Chinese retail competitors include Laofengxiang, Chaohongji, and Laomiao; and foreign competitors include Tiffany, Cartier and Bulgari.

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
C. ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2010.
     The following chart provides a listing of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.
LJ INTERNATIONAL INC.
(British Virgin Islands)
100%
•	Lorenzo Jewelry Limited (HK)

•	ENZO International Holdings Ltd. (BVI)

•	ENZO Jewelry Inc. (BVI)

•	Lorenzo Crystal Ltd. (HK)

•	Lorenzo (Shenzhen) Co., Ltd. (PRC)

•	Wonderful (Shenzhen) Ltd. (PRC)

•	Shanghai Enzo Diamond Co., Ltd. (PRC)

D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive office is located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own and lease 9,700 square feet of office and showroom at this location.
     Our jewelry production facility in Shenzhen, China consists of 151,557 square feet of building space located inside of and close to the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 74,196 square feet of this space. We also currently lease:
•	18,848 square feet for a term of five years expiring June 30, 2011 from an unaffiliated third party at a rental rate of $3,817 per month;

•	18,848 square feet for a term of two years expiring August 31, 2010 from an unaffiliated third party at a rental rate of $5,811 per month;

•	19,364 square feet for a term of three years expiring March 31, 2012 from an unaffiliated third party at a rental rate of $4,883 per month; and

•	20,301 square feet for a term of three years expiring March 31, 2012 from an unaffiliated third party at a rental rate of $5,119 per month.
     We own a warehouse facility in Hung Hom consisting of 5,432 square feet, and own an additional property in Hung Hom consisting of 2,897 square feet. We lease all these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.
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
     For the fiscal year ended December 31, 2010, we reported revenues totaling $140.5 million, up 27% from $110.5 million in 2009. The increase was due to a 55% increase in sales of LJI’s retail operation to $78.9 million from $50.8 million a year earlier. The wholesale operation also reported a small increase of revenues of 3% from $59.7 million a year earlier to $61.7 million.
     In line with the increase in total revenue, the operating income and the net income both significantly increased. Operating income in 2010 was $14.3 million, up 209% from $4.6 million in 2009. Net income in 2010 was $13 million, up 252% from $3.7 million in 2009. If the non-recurring income in 2010 of $1.6 million gain on the sale of a property held for lease and $0.6 million gain on currency translation were excluded, net income would still have increased by 190%. The strong improvement of operating results came from both the retail and wholesale operation.
     The ENZO retail chain in China has increased its store numbers by 38 to a total of 133 as of December 31, 2010 from a total of 95 as of December 31, 2009. As the revenue increase has reached to a level where the ENZO retail chain can enjoy economies of scale, both operating income and net income have grown at higher rates than revenue. Operating income and net income of our retail operation were $11.6 million and $10 million in 2010, up 155% and 125% from $4.6 million and $4.5 million in 2009, respectively.
     As for the wholesale operation, the right-sizing program that started in 2009 has taken full effect in 2010. Although the wholesale revenue increased only by 3% in 2010 from 2009, the operating income and net income of our wholesale operation were $4.5 million and $4.8 million in 2010, up 145% and 379% from $1.8 million and $1 million in 2009 respectively, including the non-recurring income of $1.6 million gain on the sale of a property held for lease in 2010.
     The revenue mix of the two streams of business of LORENZO (wholesale) and ENZO (retail) were roughly in the ratio of 44% and 56% for the year ended December 31, 2010 as compared to a ratio of 54% and 46% for the year ended December 31, 2009 respectively. This marked the first year that our retail revenue has exceeded our wholesale revenue for the year ended December 31, 2010.
     Retail revenue increased because the store number has increased and also productivity at store level has improved due to the continue growth of the ENZO brand popularity. Wholesale revenue remained stagnant indicated that the global economy has stopped its downward trend and upward recovery is not far ahead.
     ENZO’s 133 stores are located in 38 cities throughout China including Hong Kong and Macau. Most of these stores operate in department stores and shopping malls where daily revenue are collected by the department stores or malls and reimbursed to the company on a monthly basis. This reduces the company’s security risk of cash management and at the same time helps with consumer traffic. ENZO will continue its expansion plan in 2011 by opening more stores mainly in department stores and malls throughout China. It is hopeful that by the end of December 31, 2011, ENZO will be operating 200 stores and is on track to achieve this goal.
     We are reasonably optimistic that the world economy will start to show signs of recovery and our wholesale business will be able to regain its growth track along with it, though may be at a modest rate. As China’s economy continues to show strong growth and prosper, the demand for luxury goods will also increase. This will serve as the perfect platform for ENZO to continue with its expansion and revenue growth strategies in China’s retail market.
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
Collectability of Accounts Receivable. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Our international sales are settled via letter of credit or open account. For export sales on open account, we purchased trade credit insurance to cover the risk of collectability, the insured percentage is 85% on the invoiced amount to customers. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.
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
Stock-based Compensation. We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Our option plans are described more fully in Note 14 to our consolidated financial statements included elsewhere in this annual report. The measurement of stock-based compensation cost is based on several criteria including, but not limited to, the valuation model used and associated input factors such as expected term of the award, our stock price volatility, dividend rate, risk-free interest rate, and award forfeiture rate. The input factors to use in the valuation model are based on subjective future expectations combined with management judgment. We estimate the fair value of stock options granted using the Black-Scholes valuation model and the assumptions shown in Note 14 to the accompanying consolidated financial statements. We use historical data to estimate pre-vesting stock options forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We base the dividend yield assumption on historical dividend payouts, which are zero. The risk-free interest rate assumption is based on U.S. Treasury instruments with a term that is consistent with the expected term of our stock options. The expected stock price volatility for our common stock was determined by examining our historical volatilities. The fair value of equity awards granted is amortized on a straight-line basis over the requisite service periods of the awards, which are the vesting periods.
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
The significant assumptions used in the discounted cash flow model are:
•	Five-year discounted cash flow is projected. Basic assumptions in the cash flow projection include, among others, an estimated 10% annual growth in turnover in the coming 5 years with reference to the stabilizing growth rate in the last quarter of 2009 after a sharp hit from the economic downturn in North America, and gross profit of around 15%, which is similar to the level in 2010. Any projection beyond 5 years by the Company cannot be forecast with reasonable accuracy, since the business environment is rapidly changing;

•	A discount rate is set at 30%, was based on the subsidiary’s weighted average cost of capital;

•	The EBITDA multiple is set at 5x.
The use of discounted cash flow methodology requires significant judgments including estimation of future revenues and costs, industry economic factors, future profitability, determination of iBBC Inc.’s weighted average cost of capital and other variables. Although we believe that the assumptions adopted in our discounted cash flow model are reasonable, those assumptions are inherently unpredictable and uncertain. If the reporting unit is at risk of failing Step One of the impairment test, we will describe the material events, trends and uncertainties that affect the reported income and the extent to which income is so affected.

We had goodwill of US$1,521,000 as of December 31, 2009 and 2010. The estimated fair value of the reporting unit exceeded its carrying value by 12% at December 31, 2010. Consequently, no goodwill impairment has been recognized.
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
Fair Value of Financial Instruments. We follow guidance issued by the Financial Accounting Standards Board for financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, prepayments and other current assets, notes payable, capital lease obligations, accounts payable, refundable customer deposits, income taxes payable, and accrued expenses and other current liabilities approximate their fair values because of the short maturity of these instruments and market rates of interest.

A. OPERATING RESULTS.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Revenues

				% Change
				Years ended	Years ended
	Year ended December 31			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Revenues
Wholesale	$61,682	$59,733	$99,840	3%	-40%
Retail	$78,866	$50,790	$36,428	55%	39%

	$140,548	$110,523	$136,268	27%	-19%

     The increase in revenue from jewelry product for wholesale of $1,949,000 or 3% to $61,682,000 for the year ended December 31, 2010, compared to the year ended December 31, 2009, was primarily attributable to the increase in order quantity of 12%.
     The decrease in revenue from jewelry product for wholesale of $40,107,000 or 40% to $59,733,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008, was primarily attributable to the decrease in order quantity of 33%, and the decrease in average selling price of 9%.
     The Company’s retail business increased by $28,076,000 or 55% to $78,866,000 for the year ended December 31, 2010, compared to the year ended December 31, 2009. This increase was primarily due to the ongoing implementation of the Company’s strategy of consolidation of its ENZO retail stores and changes in its inventory mix. The Company opened 47 new stores, which are in better locations with better quality customers, and closed 9 of its less profitable stores. There was a weighted average of 112 ENZO retail stores in full operation for the year ended December 31, 2010 compared to a total of 95 ENZO retail stores at December 31, 2009.
     The Company’s retail business increased by $14,362,000 or 39% to $50,790,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008. This increase was primarily due to the ongoing implementation of the Company’s strategy of consolidation of its ENZO retail stores and changes in its inventory mix. The Company opened 21 new stores, which are in better locations with better quality customers, and closed 23 of its less profitable stores. There were a total of 95 ENZO retail stores in full operation for the year ended December 31, 2009, compared to a total of 97 ENZO retail stores at December 31, 2008.

Cost of Sales and Gross Profit

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Cost of sales and gross profit

Cost of sales

Wholesale	$48,679	$47,799	$79,729	2%	-40%

% of revenues	79%	80%	80%

Retail	$37,058	$24,374	$17,302	52%	41%

% of revenues	47%	48%	47%

Total	$85,737	$72,173	$97,031	19%	-26%

% of revenues	61%	65%	71%

Gross profit

Wholesale	$13,003	$11,934	$20,111	9%	-41%

% of revenues	21%	20%	20%

Retail	$41,808	$26,416	$19,126	58%	38%

% of revenues	53%	52%	53%

Total	$54,811	$38,350	$39,237	43%	-2%

% of revenues	39%	35%	29%
     The gross profit margin of wholesale increased to 21% for the year ended December 31, 2010 from 20% for the year ended December 31, 2009. This was attributable to more effective procurement of sourced raw materials at lower costs and consumption of inventory whose original costs were lower than market.
     The gross profit margin of wholesale remained at 20% for the years ended December 31, 2009 and 2008.
     The gross profit margin of the ENZO retail operation increased to 53% for the year ended December 31, 2010 compared to 52% for the year ended December 31, 2009 and was attributable to more effective procurement of sourced raw materials and finished products at lower costs.
     The gross profit margin of ENZO retail operation decreased to 52% for the year ended December 31, 2009 compared to 53% for the year ended December 31, 2008 and was attributable to more diamonds and gold jewelry with lower margin being sold in the year ended December 31, 2009 than the year ended December 31, 2008.

Selling, General and Administrative Expenses

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Selling, general and administrative expenses

Wholesale	$7,449	$8,629	$14,087	-14%	-39%
Retail	$28,010	$20,633	$17,820	36%	16%
Corporate	$1,844	$1,777	$2,908	4%	-39%

	$37,303	$31,039	$34,815	20%	-11%

% of revenues	27%	28%	26%
     Selling, general and administrative expenses increased by 20% for the year ended December 31, 2010, compared to the year ended December 31, 2009. For the wholesale business, the selling, general and administrative expenses decreased by 14% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was mainly attributable to decrease in staff cost of $731,000 and decrease in other expenses due to management’s cost-containment and corporate restructuring efforts in response to the global recession. The expenses incurred by the retail business of $28,010,000, a 36% increase of the same for the year ended December 31, 2010, comprised advertising cost of $1,100,000, rental cost of $14,283,000, staff cost of $6,710,000 and other expenses of $5,917,000. The increase was mainly in the rental cost area, which was a result of higher sales. The rental costs of more than 94% of the retail stores were based on percentage of sales, and 76% of these stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.
     Selling, general and administrative expenses decreased by 11% for the year ended December 31, 2009, compared to the year ended December 31, 2008. For the wholesale business, the selling, general and administrative expenses decreased by 39% for the year ended December 31, 2009, compared to the year ended December 31, 2008. The decrease was mainly attributable to the reversal of allowance for doubtful accounts of $258,000 for settled debts for the year ended December 31, 2009, compared to the allowance for doubtful accounts of $1,223,000 for the year ended December 31, 2008, decrease in staff cost of $2,115,000 and decrease in other expenses of $1,862,000 due to management’s cost-containment and corporate restructuring efforts in response to the global recession. The expenses incurred by the retail business of $20,633,000, a 16% increase of the same for the year ended December 31, 2009, comprised advertising cost of $646,000, rental cost of $10,630,000, staff cost of $4,897,000 and other expenses of $4,460,000. The increase was mainly in the rental cost area which was a result of higher sales. The rental costs of more than 88% of retail stores were based on percentage of sales, of which 81% of these stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.

Net gain (loss) on derivatives

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Realized loss on derivatives	$0	$0	$(483)	N/A	-100%

	0%	0%	0%
Unrealized loss on derivatives	$(476)	$0	$0	N/A	N/A

	0%	0%	0%
(With the hedging mechanism in place, we have the realized gain on hedging activities)
Realized (loss) gain on hedging activities	$0	$(503)	$397	-100%	-227%

% of revenues	0%	0%	0%

Net loss on derivatives and hedging activities	$(476)	$(503)	$(86)	-5%	485%

% of revenues	0%	0%	0%
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
     We have hedged the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred unrealized loss of $476,000 for the year ended December 31, 2010 and realized loss of $nil and $483,000 for the years ended December 31, 2009 and 2008 respectively, on derivatives; and $nil for the year ended December 31, 2010, a realized loss of $503,000 and a realized gain of $397,000 for the year ended December 31, 2009 and 2008 respectively, on hedging activities.
     While the hedging mechanism has been in place, we secured position of a net loss of $476,000, $503,000 and $86,000 for each of the years ended December 31, 2010, 2009 and 2008 respectively, on derivative and hedging activities.

Depreciation

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Depreciation

Wholesale	$1,029	$914	$1,877	13%	-51%

% of revenues	2%	2%	2%

Retail	$1,750	$1,283	$1,496	36%	-14%

% of revenues	2%	3%	4%

Total	$2,779	$2,197	$3,373	26%	-35%

% of revenues	2%	2%	2%
     Depreciation of wholesale business increased by 13% to $1,029,000 for the year ended December 31, 2010 from $914,000 for the year ended December 31, 2009, which reflected amortization on the addition of plant and equipment expenditures during the year. Depreciation of retail business increased by 36% to $1,750,000 for the year ended December 31, 2010 from $1,283,000 for the year ended December 31, 2009, which reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.
     Depreciation of wholesale business decreased by 51% to $914,000 for the year ended December 31, 2009 from $1,877,000 for the year ended December 31, 2008, which reflected part of the on-going capital expenditures which were fully amortized during the year. Depreciation of retail business decreased by 14% to $1,283,000 for the year ended December 31, 2009 from $1,496,000 for the year ended December 31, 2008, which reflected part of the capital expenditures of renovation of some stores were fully amortized upon the expiry of the tenancy leases during the year. Some of these tenancy leases had been renewed for operation and no significant capital expenditures had been incurred.

Interest cost

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Interest expenses	$978	$842	$1,789	16%	-53%

% of revenues	1%	1%	1%
     Interest expenses increased by $136,000 or 16% to $978,000 for the year ended December 31, 2010, compared to the year ended December 31, 2009. This was primarily attributable to the utilization of new credit lines of letters of credit and gold loans granted by the banks.
     Interest expenses decreased by $947,000 or 53% to $842,000 for the year ended December 31, 2009, compared to the year ended December 31, 2008. The drop was primarily attributable to the decrease in interest rates and the decrease in utilization level of credit lines, letters of credit and gold loans due to the suspension or cancellation imposed by the banking facilities.
Income taxes

				% Change
				Years ended	Years ended
	Year ended December 31,			December 31,	December 31,
(in thousands)	2010	2009	2008	2010-2009	2009-2008
Income taxes expense

Wholesales	$886	$171	$569	418%	-70%

% of revenues	1%	0%	1%

Retail	$1,991	$60	$0	3218%	N/A

% of revenues	3%	0%	0%

Total	$2,877	$231	$569	1145%	-59%

% of revenues	2%	0%	0%
     We are incorporated in the British Virgin Islands and, under current laws of the British Virgin Islands, are not subject to tax on income or on capital gains.
     For our subsidiaries in Hong Kong, the prevailing corporate income tax rate is 16.5%.
     Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. During the transition period, the tax rate for entities operating in the Shenzhen Special Economic Zone gradually increased to coincide with the new tax rate within five years starting from 2008 and reaching the uniform rate of 25% in 2012. The applicable tax rate is 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.
     Three of our subsidiaries in China are registered to be qualified as Foreign Investment Enterprises in China and are eligible for certain tax holidays and concessions. Accordingly, certain of our Chinese subsidiaries are exempt from Chinese income tax for two years starting from their first profit-making year, followed by a 50% reduction of tax for the next three years.
     As of December 31, 2010, two of our subsidiaries qualified as Foreign Investment Enterprises had enjoyed the tax holidays and concessions in full and were no longer eligible for them. Another subsidiary in China is enjoying the tax holiday, as its first profit-making year was in 2008. PRC income tax is calculated at the applicable rates relevant to these subsidiaries, which currently are 22%.
     For other subsidiaries in China, the prevailing corporate income tax rate is 25%. The prevailing corporate income rate is 22% for companies operating in special economic zones of China.
     Income taxes included tax (over) under provision adjustment of $50,000, ($55,000) and $1,000 for the years ended December 31, 2010, 2009 and 2008, respectively, after the finalization of tax assessment for prior years.
Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three years.
Foreign Exchange
     Approximately 43% and 44% of our sales are denominated in US Dollars and Renminbi respectively, whereas the other sales are basically denominated in Hong Kong Dollars. The largest portion of our expenses is denominated in Renminbi, then Hong Kong Dollars, then US Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. We do not currently hedge our foreign exchange positions. As of December 31, 2010, the Company held non-

deliverable forward contracts with a bank with total notional amount of US$1,000,000 to hedge its RMB exposures of operating cost in normal course of business.
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
Cash Flows

	Years ended December 31,
(in thousands)	2010	2009	2008
Net cash (used in) provided by operating activities	$(16,131)	$2,061	$8,746
Net cash used in investing activities	(9,088)	(1,628)	(801)
Net cash provided by (used in) financing activities	25,355	(2,883)	(533)
Effect of foreign exchange rate change	1,630	384	985
Net increase (decrease) in cash and cash equivalents	1,766	(2,066)	8,397

Operating Activities:

	Years ended December 31,
(in thousands)	2010	2009	2008

Cash flows from operating activities:
Net income	$13,003	$3,685	$2,536
Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,779	2,197	3,373
Unrealized loss on derivatives	476	—	—
Gain on sales of securities	(258)	—	(49)
Gain on disposal of property held for lease	(1,635)	—	(2,210)
(Gain) loss on disposal and write-off of property, plant and equipment	(35)	(5)	45
Gain on currency translation	(643)	—	(1,473)
(Reversal of) allowance for doubtful debts	(7)	(231)	1,223
Stock-based compensation costs for warrants granted	—	—	39
Stock-based compensation expenses	442	1,043	361
Changes in operating assets and liabilities:
Trade receivables	(4,203)	(878)	1,401
Inventories	(26,265)	(4,764)	5,375
Prepayments and other current assets	(1,774)	165	496
Trade payables	627	620	(775)
Accrued expenses and other payables	296	552	(1,318)
Income taxes payable and deferred taxation	1,066	(323)	(278)

Net cash (used in) provided by operating activities	(16,131)	2,061	8,746

     Net cash provided by and used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.
     For the year ended December 31, 2010, net cash used in operating activities was comprised of net income of $13,003,000, non-cash adjustment of $1,119,000 including adjustment of $2,779,000 and 476,000 for depreciation, unrealized loss on derivatives, gain of $1,635,000 on disposal of property held for lease, gain of $258,000 on sales of securities and gain of $643,000 on valuation of loans dominated in HK dollars and US dollars.
     For the year ended December 31, 2009, net cash provided by operating activities was comprised of net income of $3,689,000, non-cash adjustment of $3,000,000 including adjustment of $2,197,000 and $231,000 for depreciation and reversal of allowance for doubtful debts, respectively.
Significant changes in assets and liabilities were as follows:
     Trade receivables increased by $4,203,000 for the year ended December 31, 2010 were mainly due to the extended credit terms to wholesale customers which accounted for

19% of the increase, and the increased revenue generated in retail business in December 2010 than in December 2009 which was collected by shopping malls as central cashiers accounted for 81% of the increase. Trade receivables increased by $878,000 for the year ended December 31, 2009.
     Inventory balance increased by $26,265,000 and $4,764,000 for the years ended December 31, 2010 and 2009 respectively. The changes were mainly due to the build-up of inventory for the rapid growth of retail business. There were 133 and 95 retail stores in operation as at December 31, 2010 and 2009 respectively.
     Trade payables increased by $627,000 and $620,000 for the years ended December 31, 2010 and 2009 respectively, which were mainly due to increased level of material purchases during the last quarter of the year.
Investing Activities:
     For the year ended December 31, 2010, net cash used in investing activities was for capital expenditures and increase in restricted cash, which was offset by the proceeds on disposal of investment property. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores for the retail business.
     For the year ended December 31, 2009, net cash used in investing activities was for capital expenditures and decrease in restricted cash. Capital expenditures were mainly for on-going improvements of existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores for the retail business.
     Our capital expenditures by category for the periods presented were:

	Years ended December 31,
(in thousands)	2010	2009	2008

Leasehold improvement	$2,399	$1,376	$1,199
Furniture, fixtures and equipment	$370	$129	$294
Plant and machinery	$3,801	$62	$81
Motor vehicles	$44	$143	$61

Total	$6,614	$1,710	$1,635

Financing Activities:
     Net cash provided by financing activities for the year ended December 31, 2010 was $25,355,000, which included proceeds of $12,210,000 from the issuance of shares in private placement, proceeds of $668,000 from the issuance of shares upon exercise of stock options, increase of new loans offset by the repayment of matured bank loans, change in letter of credit and factoring and decrease in bank overdrafts utilization level.
     Net cash used in financing activities for the year ended December 31, 2009 was $2,883,000, which included proceeds of $355,000 from the issuance of shares upon exercise of stock options, increase of new loans offset by the repayment of matured bank loans, change in letter of credit and factoring and increase in bank overdrafts utilization level.
     Our cash and cash equivalents are mainly held in US dollars, HK dollars and Renminbi.
Financing Sources
Banking Facilities and Notes Payable
     We have various letters of credit, factoring facilities and overdrafts under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of and properties owned by one of our directors.
Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2010	2009	2008
Granted:
Letters of credit	$25,150	$23,170	$24,085
Overdraft	$2,923	$2,923	$2,923

	28,073	26,093	27,008

Utilized:
Letters of credit utilized	$18,878	$13,481	$13,384
Overdraft utilized	$2,879	$2,908	$2,724

	21,757	16,389	16,108

     The letters of credit and bank overdrafts are denominated in HK dollars, US dollars and Renminbi, bear interest at the floating commercial bank lending rates in Hong Kong and China, and are renewable annually with the consent of the relevant banks.
     The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Notes payable:

	Years ended December 31,
(in thousands)	2010	2009	2008

Notes payable, current portion	$10,720	$5,551	$9,194
Notes payable, non-current portion	$1,621	$2,244	$2,115

	12,341	7,795	11,309

     We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in HK dollars and Renminbi, and bear interest at pre-fixed rates in Hong Kong and China upon withdrawal or upon renewal.
Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2010	2009	2008

Gold loans outstanding (in $)	$2,661	$—	$—
Gold loans outstanding (in troy ounces)	2,283	—	—

Gold loan interest rate	2.8%	—	—
     We have also secured “gold loan” facilities with various banks in Hong Kong and China, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
Looking Forward:
     We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2011.

Impact of recently issued US GAAP accounting standards
     In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash , which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on our consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification, which affects accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. This ASU also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts ASU 810-10, Consolidations. If an entity has previously adopted ASC 810-10 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted ASC 810-10. The adoption of this ASU did not have a material impact on our consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: (1) transfers in and out of Levels 1 and 2: a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) activity in Level 3 fair value measurements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3) a reporting entity should present separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: (1) level of disaggregation: a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; (2) Disclosures about inputs and valuation techniques: A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.
     The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the adoption of this ASU did not have a material impact on our consolidated financial statements.
     In April 2010, the FASB issued ASU 2010-13, Compensation -Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this ASU did not have a material impact on our consolidated financial statements.
     In September 2010, the FASB issued Accounting Standard Update 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans . This ASU clarifies how loans to participants should be classified and measured by defined contribution plans and how International Financial Reporting Standards compare to these provisions. The amendments in this update are effective for fiscal years ending after December 15 2010. The adoption of this ASU did not have a material impact on our consolidated financial statements.
     In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts . This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.
     In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.
D. TREND INFORMATION.
     Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     As of December 31, 2010, we had the following known contractual obligations:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	US$	US$	US$	US$	US$
Long-Term Debt Obligations	12,341	10,720	1,236	385	—
Capital (Finance) Lease Obligations	83	52	31	—	—
Operating Lease Obligations	3,618	2,772	846	—	—
Purchase Obligations	—	—	—	—	—

Total	16,042	13,544	2,113	385	—

     We had term loans classified under notes payable under long-term obligations, which were repayable by 48-60 monthly installments; each monthly installment included the principal amount and the interest accrued at each payment date. The expected maturities were during 2013 to 2015. Interest charges on these loans are pre-fixed at the beginning of each monthly installment, which ranged from 3.76%-3.8% per annum as of December 31, 2010.

     We had entered into finance lease agreements for the purchase of motor vehicles in 2006 and 2009. The financed amounts were $366,000 and $104,000, bearing interest at 3.25%-3.5% and 3.5% per annum, respectively, and repayable in 60 monthly installments beginning in 2006, and repayable in 48 installments beginning in 2009, respectively. A minimum finance charge may be charged if we pay off all the balances early. As of December 31, 2010, one of the finance leases entered in 2006 had been retired.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our senior management and directors are as follows:

Name	Age	Position

Yu Chuan Yih	71	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	46	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	51	Chief Financial Officer and Director
Andrew N. Bernstein	58	Independent Non-Executive Director
Xiang Xiong Deng	46	Independent Non-Executive Director
Jin Wang	40	Independent Non-Executive Director
Jieyun Yu	45	Independent Non-Executive Director
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
B. COMPENSATION.
     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2010 on an accrual basis, for services in all capacities, was $1,105,000. During the fiscal year ended December 31, 2010, we contributed an aggregate amount of $30,000 toward the pension plans of our directors and executive officers.
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
     During the fiscal year ended December 31, 2010, we did not grant any options to any of our directors or executive officers.
C. BOARD PRACTICES.
     We do not have any directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
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
D. EMPLOYEES.
     As of December 31, 2010, we employed approximately 2,600 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 70 of these people were our management and executive staff in Hong Kong, Macau and China. None of our employees is represented by a labor union and we believe that our employee relations are good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of February 28, 2011 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.

     As of February 28, 2011, we had 30,193,672 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
     The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned

Yu Chuan Yih	3,434,353	(1)	11.2
Ka Man Au	535,629	(2)	1.8
Hon Tak Ringo Ng	575,000	(3)	1.9
Andrew N. Bernstein	0		0
Xiang Xiong Deng	10,000	(4)	*
Jin Wang	0		0
Jieyun Yu	0		0
All directors and executive officers as a group (7 persons)	4,554,982		14.9

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:
•	450,000 shares of common stock at $0.60 per share at any time through February 16, 2012

(2)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time through February 16, 2012

(3)	Includes options currently exercisable to acquire:
•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time through February 16, 2012

(4)	Represents options currently exercisable to acquire:
•	10,000 shares of common stock at $0.60 per share at any time through February 16, 2012

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
     As of February 28, 2011, 3,990,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 10,000 stock options to purchase 10,000 shares at $2.00 per share through June 30, 2013, none of which stock options are held by our directors and executive officers as a group.
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
     As of February 28, 2011, 3,440,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 387,500 stock options to purchase 387,500 shares at $2.00 per share through June 30, 2013, of which 300,000 stock options are held by our directors and executive officers as a group.
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
     As of February 28, 2011, 3,830,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:

•	a total of 170,000 stock options to purchase 170,000 shares at $0.40 per share through various expiration dates, none of which stock options are held by our directors and executive officers as a group.
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
     As of February 28, 2011, 1,422,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:
•	a total of 2,578,000 stock options to purchase 2,578,000 shares at $0.60 per share through various expiration dates, of which 780,000 stock options are held by our directors and executive officers as a group.
Other Options and Warrants Outstanding
     As of February 28, 2011, the following additional options and warrants to purchase shares of our common stock were outstanding:
•	On September 25, 2006, we issued, and 11 institutional investors purchased, an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term

Warrants with identical terms to the Long Term Warrants issued to the investors (the “Placement Agent Warrants”). The Short Term Warrants were exercisable at any time through February 5, 2007. The Long Term Warrants are exercisable at any time on or after March 25, 2007 for a term of five years thereafter.
     As of February 28, 2011, the following warrants remained outstanding:
•	300,001 Long Term Warrants

•	29,333 Placement Agent Warrants
     Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
     Accordingly, the number of warrants and the exercise price of the foregoing 329,334 warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof to represent an aggregate of 456,000 warrants at an adjusted exercise price of $3.25 per share.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     As of March 24, 2011, we had 189 record holders of our common stock. Of the 30,193,672 shares outstanding as of March 24, 2011, 28,648,559 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $40,155,000 as of December 31, 2010. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.
     During the fiscal years ended December 31, 2010, we leased certain of our office and quarters from an entity of which one of our directors, Ms. Alfonsa Au, serves as a director in the amount of $240,000. We believe that the lease rates are fair and reasonable and are based on comparable fair market values.

     We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, for legal services rendered to us during the fiscal year ended December 31, 2010 the amount of $189,000. In addition, Mr. Bernstein received an annual fee of $12,000 during the fiscal year ended December 31, 2010 for his service as one of our independent non-executive directors.
C. INTERESTS OF EXPERTS AND COUNSEL.
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
     The Consolidated Financial Statements are filed in this Annual Report as Item 18.
     Retail sales constitute a majority of our total sales volume.
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
ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low

Year ended December 31, 2006	$4.60	$3.08
Year ended December 31, 2007	$12.86	$2.18
Year ended December 31, 2008	$5.45	$0.37
Year ended December 31, 2009	$3.94	$0.47
Year ended December 31, 2010	$5.64	$2.22

Quarter ended March 31, 2009	$0.81	$0.47
Quarter ended June 30, 2009	$2.15	$0.64
Quarter ended September 30, 2009	$2.74	$1.69

Period	High	Low
Quarter ended December 31, 2009	$3.94	$2.04
Quarter ended March 31, 2010	$3.03	$2.22
Quarter ended June 30, 2010	$3.00	$2.45
Quarter ended September 30, 2010	$3.87	$2.46
Quarter ended December 31, 2010	$5.64	$3.53
Quarter ended March 31, 2011	$4.17	$3.39

Month ended September 30, 2010	$3.87	$3.32
Month ended October 31, 2010	$5.10	$3.86
Month ended November 30, 2010	$5.64	$3.57
Month ended December 31, 2010	$4.04	$3.53
Month ended January 31, 2011	$3.97	$3.65
Month ended February 28, 2011	$4.15	$3.43
Month ended March 31, 2011	$4.17	$3.39
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
     Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.
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
     The SEC has advised us by a letter dated March 24, 2011 that it is not clear to the SEC that our Chief Financial Officer and Senior Vice President have sufficient expertise to prepare financial statements in accordance with U.S. GAAP since they do not appear to have the requisite U.S. GAAP experience. In this regard, the SEC notes that our Chief Financial Officer and Senior Vice President do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would appear to provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP experience is limited to knowledge gained from their current positions with us. Accordingly, the SEC believes that we have an accounting department with limited knowledge of U.S. GAAP and that this “lack of U.S. GAAP experience” constitutes a material weakness; thus, the SEC believes that our internal control over financial reporting would not be effective.
     Although we strongly disagree with the SEC’s approach, evaluation and conclusion in this regard, and in order to remedy this “material weakness” in the future, we intend to adopt the International Financial Reporting Standards (“IFRS”) and interpretations approved by the International Accounting Standards Board rather than U.S. GAAP as soon as practicable after the date hereof.
(c) Not applicable
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees.
     Gruber & Company, LLC was our principal accountant for the audit of our financial statements for the fiscal years ended December 31, 2009 and 2010.
     The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $255,000 for the fiscal year ended December 31, 2009 and $265,000 for the fiscal year ended December 31, 2010. The aggregate fees billed for the audit of our internal control over financial reporting were $25,000 for the fiscal year ended December 31, 2009 and $25,000 for the fiscal year ended December 31, 2010.
(b) Audit-Related Fees.
     No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2009 and 2010.
(c) Tax Fees.
     No fees were billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.
(d) All Other Fees.
     No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2009 and 2010.
(e) Audit Committee Pre-Approval Policies and Procedures.
     To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our current auditor, Gruber & Company, LLC, may provide.
     The audit committee has adopted policies for the pre-approval of specific services that may be provided by our principal auditors. These policies are kept under review and amended as necessary to meet the dual objectives of ensuring that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditors while also ensuring that the auditors maintain the necessary degree of independence and objectivity.
     Our audit committee approved the engagement of Gruber & Company, LLC as our principal accountant to render audit and non-audit services before Gruber & Company, LLC was engaged by us.
     All of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
(f) Not applicable.

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
     We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2010.
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
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements, together with the report of the independent registered public accounting firm Gruber & Company, LLC, for the years ended December 31, 2008, 2009 and 2010 are being filed as part of this Annual Report on Form 20-F.
Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010.
Consolidated balance sheets as of December 31, 2009 and 2010.
Consolidated statements of shareholders’ equity for the years ended December 31, 2008, 2009 and 2010.
Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010.
Notes to and forming part of the financial statements.
Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2008, 2009 and 2010.
All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
LJ International, Inc.
We have audited the accompanying consolidated balance sheets of LJ International, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010. Our audits also included the financial statement Schedule II. These consolidated financial statements and the financial statement Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement Schedule II based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LJ International, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
We were not engaged to examine management’s assertion about the effectiveness of LJ International Inc.’s internal control over financial reporting as of December 31, 2010 included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.
/s/ Gruber & Company, LLC
Gruber & Company, LLC
Lake Saint Louis, Missouri
March 16, 2011

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
	Notes		2010	2009	2008
			US$	US$	US$

Operating revenue	2	(c)	140,548	110,523	136,268
Costs of goods sold (Exclusive of depreciation shown separately below)			(85,737)	(72,173)	(97,031)

Gross profit			54,811	38,350	39,237

Operating expenses
Selling, general and administrative expenses			(37,303)	(31,039)	(34,815)
Net loss on derivatives			(476)	(503)	(86)
Depreciation			(2,779)	(2,197)	(3,373)

Operating income			14,253	4,611	963

Other income and expense
Interest income			69	147	199
Gain on currency translation			643	—	1,473
Gain on sales of securities			258	—	49
Gain on disposal of property held for lease			1,635	—	2,210
Interest expenses			(978)	(842)	(1,789)

Income before income taxes and noncontrolling interest			15,880	3,916	3,105
Income taxes expense	9		(2,877)	(231)	(569)

Net income			13,003	3,685	2,536
Net (income) loss attributable to noncontrolling interest			(9)	4	(6)

Net income attributable to LJ International Inc. common shareholders			12,994	3,689	2,530

Numerator:
Net income used in computing basic earnings per share			12,994	3,689	2,530

Denominator:
Weighted average number of shares used in calculating basic earnings per share			25,343,557	23,229,987	22,245,626
Effect of dilutive potential ordinary shares:
Warrants			31,021	—	6,131
Stock options			1,282,417	871,867	196,838

Weighted average number of shares used in calculating diluted earnings per share			26,656,995	24,101,854	22,448,595

Earnings per share:
Basic	2	(g)	0.51	0.16	0.11

Diluted	2	(g)	0.49	0.15	0.11

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

			As of December 31,
	Notes		2010	2009
			US$	US$

ASSETS
Current assets
Cash and cash equivalents			13,048	11,282
Restricted cash	8	(a)	11,009	6,425
Trade receivables, net of allowance for doubtful accounts (December 31, 2010: US$1,439; December 31, 2009: US$1,446)			25,889	21,679
Available-for-sale securities	2	(n)	2,344	2,360
Inventories	4		107,666	81,401
Prepayments and other current assets	2	(ab)	3,635	1,861

Total current assets			163,591	125,008
Properties held for lease, net	5		419	717
Property, plant and equipment, net	6		10,115	6,400
Deferred tax assets			111	111
Goodwill, net	7		1,521	1,521

Total assets			175,757	133,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	8		2,879	2,908
Notes payable	8		10,720	5,551
Capitalized lease obligation, current portion	10		48	98
Letters of credit, gold loans and others	8		21,539	13,481
Derivatives			571	—
Trade payables			19,172	18,545
Accrued payroll and staff benefits			3,999	2,199
Accrued expenses and other payables			1,556	3,155
Income taxes payable			2,255	1,147
Deferred taxation	9		268	310

Total current liabilities			63,007	47,394
Notes payable, non-current portion			1,621	2,244
Capitalized lease obligation, non-current portion	10		30	78

Total liabilities			64,658	49,716

Commitments and contingencies	11

Equity
Common stocks, par value US$0.01 each,
Authorized 100 million shares;
Issued 29,153,672 shares as of December 31, 2010 and 23,768,672 shares as of December 31, 2009	12		292	238
Additional paid-in capital			69,941	56,675
Accumulated other comprehensive income			837	102
Retained earnings			39,851	26,857

Total LJ International Inc. shareholders’ equity			110,921	83,872
Noncontrolling interest			178	169

Total equity			111,099	84,041

Total liabilities and equity			175,757	133,757

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

			LJ International Inc. Shareholders’ Equity
						Accumulated
			Common stock		Additional	other
			Number	Par	paid-in	comprehensive	Retained	Noncontrolling
	Notes		of shares	value	capital	income (loss)	earnings	interest	Total
				US$	US$	US$	US$	US$	US$
						(Note 2(x))

Balance as of January 1, 2008			21,437,172	214	51,495	321	20,638	167	72,835
Sales of subsidiary shares to noncontrolling interest								583	583
Comprehensive income, net of tax:
Net income			—	—	—	—	2,530	6	2,536
Exchange translation difference			—	—	—	(375)	—		(375)
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	(251)	—		(251)
Realized gain on sale of available-for-sale securities			—	—	—	(49)	—		(49)

									1,861
Issuance of common stock upon exercise of stock options	12	(a)(ii)	1,324,000	13	3,393	—	—		3,406
Issuance of common stock for services rendered	12	(a)(iii)	150,000	2	141	—	—		143
Compensation costs for warrants granted	14	(b)(i)	—	—	39	—	—		39
Stock-based compensation	2	(q)	—	—	218	—	—		218

Balance as of December 31, 2008			22,911,172	229	55,286	(354)	23,168	756	79,085

Forfeiture of subsidiary shares sold to noncontrolling interest								(583)	(583)
Comprehensive income, net of tax:
Net income			—	—	—	—	3,689	(4)	3,685
Exchange translation difference						384			384
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	72	—		72

									4,141
Issuance of common stock upon exercise of stock options	12	(a)(iv)	857,500	9	346	—	—		355
Stock-based compensation	2	(q)	—	—	1,043	—	—		1,043

Balance as of December 31, 2009			23,768,672	238	56,675	102	26,857	169	84,041
See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

			LJ International Inc. Shareholders’ Equity
						Accumulated
			Common stock		Additional	other
			Number	Par	paid-in	comprehensive	Retained	Noncontrolling
	Notes		of shares	value	capital	income (loss)	earnings	interest	Total
				US$	US$	US$	US$	US$	US$
						(Note 2(x))

Balance as of December 31, 2009			23,768,672	238	56,675	102	26,857	169	84,041

Comprehensive income, net of tax:
Net income			—	—	—	—	12,994	9	13,003
Exchange translation difference			—	—	—	1,010	—		1,010
Unrealized holding gain on investment in available-for-sale securities	2	(n)	—	—	—	(17)	—		(17)
Realized gain on sale of available-for-sale securities			—	—	—	(258)	—		(258)

									13,738
Issuance of common stock on private placement	12	(a)(v)	4,000,000	40	12,170	—	—		12,210
Issuance of common stock upon exercise of stock options	12	(a)(vi)	1,385,000	14	654	—	—		668
Stock-based compensation	2	(q)	—	—	442	—	—		442

Balance as of December 31, 2010			29,153,672	292	69,941	837	39,851	178	111,099

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	US$	US$	US$

Cash flows from operating activities:
Net income	13,003	3,685	2,536
Adjustments to reconcile income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment and properties held for lease	2,779	2,197	3,373
Unrealized loss on derivatives	476	—	—
Gain on sales of securities	(258)	—	(49)
Gain on disposal of property held for lease	(1,635)	—	(2,210)
(Gain) Loss on disposal and write-off of property, plant and equipment	(35)	(5)	45
Gain on currency translation	(643)	—	(1,473)
(Reversal of) Allowance for doubtful debts	(7)	(231)	1,223
Stock-based compensation costs for warrants granted	—	—	39
Stock-based compensation expenses	442	1,043	361
Changes in operating assets and liabilities:
Trade receivables	(4,203)	(878)	1,401
Inventories	(26,265)	(4,764)	5,375
Prepayments and other current assets	(1,774)	165	496
Trade payables	627	620	(775)
Accrued expenses and other payables	296	552	(1,318)
Income taxes payable and deferred taxation	1,066	(323)	(278)

Net cash (used in) provided by operating activities	(16,131)	2,061	8,746

Cash flows from investing activities:
Change in restricted cash	(4,584)	68	(2,332)
Proceeds from sales of available-for-sale securities, net of purchases	—	—	434
Purchase of property, plant and equipment	(6,614)	(1,710)	(1,635)
Proceeds from disposals of property held for lease, and property, plant and equipment	2,110	14	2,732

Net cash used in investing activities	(9,088)	(1,628)	(801)

See accompanying notes to consolidated financial statements.

LJ INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	US$	US$	US$

Cash flows from financing activities:
Change in bank overdrafts	(29)	184	(253)
Proceeds from issuance of shares upon exercise of stock options	668	355	3,406
Net proceeds from issuance of shares in private placement	12,210	—	—
Loans acquired	24,592	30,956	21,286
Repayment of loans	(17,385)	(34,366)	(24,558)
Repayment of capitalized lease obligation	(98)	(109)	(92)
Letter of credit and factoring	5,397	97	(3,269)
Proceeds from sale of derivatives net of retirement of embedded derivatives	—	—	2,947

Net cash provided by (used in) financing activities	25,355	(2,883)	(533)

Effect of foreign exchange rate change	1,630	384	985

Net increase (decrease) in cash and cash equivalents	1,766	(2,066)	8,397

Cash and cash equivalents, as of beginning of year	11,282	13,348	4,951

Cash and cash equivalents, as of end of year	13,048	11,282	13,348

Supplemental disclosure information:
Interest expenses	978	842	1,789
Income taxes paid	1,811	555	847

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	—	104	—

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

The Company adopted Financial Accounting Standards Board (FASB) ASC Topic 810, Consolidation of Variable Interest Entities. This ASC requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest nor do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As of December 31, 2010, the Company did not hold any VIE.

The application of the consolidation provisions of ASC 810 resulted in US$nil increase in assets and liabilities as of December 31, 2010 as the remaining one VIE had transferred the ownership back to the Company and was closed during 2010, and an increase in assets and an increase in liabilities as of December 31, 2009 by US$1,065 and US$396 respectively, and increase in net income of US$16 for the year ended December 31, 2010 and increase in net loss of US$93 for the years ended December 31, 2009 and increase in net income of US$326 for the year ended December 31, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Principles of consolidation and goodwill (continued)

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of ASC Topic 323, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared to its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performed its annual impairment review of goodwill, and resulting in US$nil included in statement of operations for the years ended December 31, 2010, 2009 and 2008.

(c)	Revenue recognition

Operating revenue represents:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	US$	US$	US$
Product sales	144,879	115,599	145,372
Rental income	79	100	98

	144,958	115,699	145,470
Less: Sales return allowance	(4,410)	(5,176)	(9,202)

	140,548	110,523	136,268

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Revenue recognition (continued)
(i)	Product sales

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

Rental income under operating lease is recognized in the consolidated statements of income in equal installments over the period covered by the lease term.

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

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$1,661, US$1,548 and US$2,384 for the years ended December 31, 2010, 2009 and 2008 respectively.

(f)	Advertising and promotion costs

Advertising and promotion expenses are generally expensed when incurred. Advertising costs were US$1,376, US$815 and US$824 for the years ended December 31, 2010, 2009 and 2008 respectively.

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

The available-for-sale securities are at Level 1 since they are quoted on the open market. The values determined under Level 1 for the available for sale securities were US$2,344 and US$2,360 as of December 31, 2010 and 2009 respectively.
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

Depreciation on PPE is calculated by using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings	2% or over the unexpired term of leases
Leasehold improvement	shorter of 10% or the unexpired term of leases
Furniture, fixtures and equipment	20% to 50%
Plant and machinery	5% to 10%
Motor vehicles	10% to 20%
Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of goods sold as inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2010, 2009 and 2008 were US$2,779, US$2,197 and US$3,373 respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds it fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

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

	As of December 31,
	2010	2009
	US$	US$

Quoted capital guaranteed fund, at cost	2,369	2,111
Gross unrealized (losses) gains	(25)	249

Fair value of available-for-sale securities	2,344	2,360

(o)	Gold loans and embedded derivative

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

ASC Topic 718, Compensation-Stock Based compensation, requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company records the cost as expense over the offering period and vesting term in connection with compensation expense for stock-based employee compensation plans.

Effective January 1, 2006, the Company began recording compensation expense for stock-based employee compensation plans in accordance with SFAS No. 123(R) as interpreted by SEC Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS No. 123(R), and consequently has not retroactively adjusted results from prior periods. Under this transition method, compensation expense for stock-based employee compensation plans recognized for the year ended December 31, 2006 included estimated expense for the portion of stock options vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

As of December 31, 2010, the Company has four stock-based employee compensation plans, details of which are set out in note 14(a).

During the years ended December 31, 2010, 2009 and 2008, the Company has granted nil, 4,000,000 and 2,500,000 stock options to the employees. The fair value of these options was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2009	2008

Expected dividend yield	—	—
Expected stock price volatility	95%	108%
Risk-free interest rate	1.22%	1.61%
Expected life of options	3.19 years	0.91 year
The weighted average fair value per option granted during the years ended December 31, 2009 and 2008 were US$0.35 and US$0.17 respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)	Income taxes

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

The Company has adopted ASC Topic 740, Income Taxes which addresses how the benefit of tax positions taken or expected to be taken on a tax return should be recorded in the financial statements. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

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

As of December 31, 2010, the Company held non-deliverable forward contracts with a bank with total notional amount of US$1,000 to hedge its RMB exposures of operating cost in normal course of business. The aggregate forward gains from these contracts were included in selling, general and administrative expenses which amounted to US$11, US$nil and US$nil for the years ended December 31, 2010, 2009 and 2008 respectively.

The aggregate transaction gain (loss) included in determining net income were US$337, (US$691) and US$795 for the years ended December 31, 2010, 2009 and 2008 respectively.

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

The Company reports comprehensive income in accordance with ASC Topic 220, Reporting Comprehensive Income. Accumulated other comprehensive gain represents exchange translation adjustments and unrealised holding gains on investment, and is included in the shareholders’ equity section of the balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash , which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification, which affects accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. This ASU also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts ASU 810-10, Consolidations. If an entity has previously adopted ASC 810-10 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted ASC 810-10. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: (1) transfers in and out of Levels 1 and 2: a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) activity in Level 3 fair value measurements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3) a reporting entity should present separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: (1) level of disaggregation: a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; (2) Disclosures about inputs and valuation techniques: A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In September 2010, the FASB issued Accounting Standard Update 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans . This ASU clarifies how loans to participants should be classified and measured by defined contribution plans and how International Financial Reporting Standards compare to these provisions. The amendments in this update are effective for fiscal years ending after December 15 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts . This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company’s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(y)	New accounting pronouncements (Continued)

In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company’s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

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

(aa)	Store closure costs

The store closure costs are included in selling, general and administrative expenses in the statement of operations. The store closure costs represent costs associated with the closure of retail stores which is the ongoing and continuous activities of the Company to consolidate its retail stores. Stores closure costs relate to the amortization of store renovation work were US$25, US$137 and US$52 for the years ended December 31, 2010, 2009 and 2008 respectively, and there is no cost related to one-time benefits to employees and early termination of lease contracts for the years ended December 31, 2010, 2009 and 2008.

(ab)	Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2010	2009
	US$	US$

Rental, utilities and other deposits	1,414	1,001
Deposits for purchases and services	1,254	152
Prepaid expenses	967	708

	3,635	1,861

3. OPERATING RISKS
(a)	Concentrations of credit risks

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

The Company maintains majority of its cash balances and investments in time deposits with various banks and financial institutions in Hong Kong and in the PRC. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.

4. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2010	2009
	US$	US$

Raw materials	47,710	40,057
Work-in-progress	1,284	803
Finished goods	58,672	40,541

	107,666	81,401

5. PROPERTIES HELD FOR LEASE, NET
The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of two years. Properties held for lease consist of the following:

	As of December 31,
	2010	2009
	US$	US$

Leasehold land and buildings	784	1,246
Less: Accumulated depreciation	(365)	(529)

	419	717

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2010 and 2009 (see note 8).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2010	2009
	US$	US$

2010	—	79
2011	73	46
2012	35	9

	108	134

6. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment consist of the following:

	As of December 31,
	2010	2009
	US$	US$

Leasehold land and buildings	2,405	2,405
Leasehold improvement	13,210	10,968
Furniture, fixtures and equipment	5,862	5,539
Plant and machinery	6,072	2,543
Motor vehicles	1,053	1,080

	28,602	22,535
Less: Accumulated depreciation	(18,487)	(16,135)

	10,115	6,400

The Company pledged leasehold land and buildings with net book values of US$1,558 and US$1,656 as of December 31, 2010 and 2009 respectively as collateral for general banking facilities granted to the Company (see note 8).
7. GOODWILL, NET
As of December 31, 2010, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2010	2009
	US$	US$

Carrying value, beginning of year	1,521	1,521
Impairment loss	—	—

Carrying value, end of year	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of each reporting unit’s fair value using the market multiples and discounted cash flow analysis. No goodwill impairment charge was necessary for the year ended December 31, 2010. The accumulated amortization and impairment losses were US$869 and US$869 as of December 31, 2010 and 2009 respectively.

8. BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2010	2009
	Notes	US$	US$

Bank overdrafts	(a)	2,879	2,908

Notes payable:
Current portion	(b)	10,720	5,551

Letters of credit, gold loans and others:
Letters of credit	(a)	13,704	11,816
Factoring	(a)	5,174	1,665
Gold loan	(c)	2,661	—

		21,539	13,481

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
(a)	As of December 31, 2010, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$2,923 (2009: US$2,923), US$14,249 (2009:US$13,423) and US$10,901 (2009:US$9,747) respectively.

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 2.3% to 5.5% per annum as of December 31, 2010 and ranged from 2.4% to 5.5% per annum as of December 31, 2009.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment in capital guaranteed fund based on the amount of facilities granted. The cash balances are reflected as restricted cash in the balance sheets.

8. BANKING FACILITIES AND OTHER LOANS (Continued)
(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 6). These loans aggregated to US$12,341 and US$7,795 as of December 31, 2010 and 2009 respectively. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 2.3% to 5.8% per annum as of December 31, 2010 and ranged from 2.1% to 10.6% per annum as of December 31, 2009.

(c)	The Company also had bank facilities of gold loan which are related to the Company’s leasehold land and buildings (see note 6). The Company had outstanding loans to purchase 2,283 ounce of gold and nil as of December 31, 2010 and 2009 with the related balances being US$2,661 and US$nil as of December 31, 2010 and 2009 respectively. These loans are due within the following year. These loans bear finance charge of 2.8% per annum as of December 31, 2010.

The weighted average interest rate for the year ended December 31, 2010 and 2009 were 3.4% and 2.6% per annum respectively.
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

Prior to January 1, 2008, the Company’s operating subsidiaries incorporated in the PRC, are governed by the PRC income tax law and were subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries that are located in the Shenzhen Special Economic Zone which were subject to a preferential tax rate of 15%.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which became effective on January 1, 2008. According to the new tax law, the enterprise income tax rate for entities other than certain high-tech enterprises or small-scale enterprises that earn “small profit”, as defined in the new tax law, is 25%. In addition, from January 1, 2008, certain enterprises that were previously taxed at preferential rates are subject to a five-year transition period during which the income tax rate will gradually be increased to the unified rate of 25% (the “transition rate”).

9. INCOME TAXES (Continued)
Accordingly, the income tax rate applicable to the Company’s certain PRC subsidiaries is reduced from 33% to 25% from January 1, 2008. According to a further notice issued by the State Council on December 26, 2007, for entities operating in the Shenzhen Special Economic Zone, their applicable tax rate is 18%, 20%, 22%, 24%, and 25%, for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Income tax expense comprises of the following:

	Year ended December 31,
	2010	2009	2008
	US$	US$	US$

Current taxes arising in foreign subsidiaries:
For the year	(2,869)	(315)	(568)
Over (under) provision in prior years	(50)	55	(1)

Total current tax	(2,919)	(260)	(569)

Deferred taxes arising in foreign subsidiaries:
For the year	42	29	—

Income taxes expense	(2,877)	(231)	(569)

Reconciliation to the expected statutory tax rate in Hong Kong of 16.5% (2009: 16.5% and 2008: 16.5%) is as follows:

	Year ended December 31,
	2010	2009	2008
	%	%	%

Statutory rate	16.5	16.5	16.5
Tax effect of net operating losses	—	5.5	17.2
Non taxable profits, net	(1.2)	(16.4)	(21.9)
Others	2.8	0.3	6.5

Effective rate	18.1	5.9	18.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

9. INCOME TAXES (Continued)

	As of December 31,
	2010	2009
	US$	US$

Deferred tax assets:
Net operating loss	2,427	2,789
Depreciation	68	81
Others	116	80

	2,611	2,950
Valuation allowance	(2,500)	(2,839)

Total deferred tax assets	111	111

Deferred tax liabilities:
Accelerated tax allowance	(1)	(44)
Others	(267)	(266)

Net deferred tax liabilities	(268)	(310)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The decrease in valuation allowance for the years ended December 31, 2010, 2009 and 2008 were US$339, US$837 and US$1,291 respectively.
Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$111 and US$111, net of valuation allowances as of December 31, 2010 and 2009.
10. LEASES
The Company is obligated under capital leases covering certain motor vehicles that expire at various dates during the next two years. At December 31, 2010 and 2009, the gross amount of motor vehicles and related accumulated amortization recorded under capital leases were as follows:

	As of December 31,
	2010	2009
	US$	US$

Motor vehicles	451	451
Less: Accumulated amortization	(342)	(263)

	109	188

10. LEASES (Continued)
Amortization of assets held under capital leases is included with depreciation expenses.

The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to statements of operations on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of a stipulated amount. Rental expenses for operating leases for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year ended December 31,
	2010	2009	2008
	US$	US$	US$

Minimum rentals	4,072	2,935	3,756
Contingent rentals	11,026	8,984	6,197
Rental expenses	15,098	11,919	9,953
Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2010		As of December 31, 2009
	Capitalized	Operating	Capitalized	Operating
	leases	leases	leases	leases
	US$	US$	US$	US$

2010	—	—	108	1,576
2011	52	2,772	52	487
2012	31	688	31	81
2013	—	47	—	—
Thereafter	—	111	—	—

Total future minimum lease payments	83	3,618	191	2,144

Less: Amount representing interest (at rates ranging from 3.25% to 3.5%)	(5)		(15)

Present value of net minimum capital lease payments	78		176
Less current instalments of obligations under capital leases	(48)		(98)

Obligations under capital leases, excluding current instalments	30		78

10. LEASES (Continued)
The Company leases certain of its office and quarters from a related party with two years lease terms expiring in 2011 and 2012. Rental expenses for operating leases paid to the related party are included in the data presented above. Total rent expenses associated with these leases were US$240, US$246 and US$246 for the years ended December 31, 2010, 2009 and 2008 respectively.
11. COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As of December 31, 2010, 2009 and 2008, the Company had capital expenditure commitments of US$132, US$97 and US$66 respectively.

(b)	Legal Proceedings

The Company is exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against the Company, the Company could resolve such claims under terms and conditions that would not have a material adverse effect on its business, its liquidity or financial results. Periodically the Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, the Company then accrued a liability for the estimated loss. Any liability for estimated loss is based on the criteria in ASC 450-20-25-2, “Accounting for Contingencies”. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated under ASC 450-20-25-2 for potential losses that may or may not arise from the current lawsuits in which the Company is involved. Accruals include billings for legal services performed to date and expected.

12. COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION
(a)	Common stock
(i)	In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 12(b)(i)).

(ii)	During the year ended December 31, 2008, 1,324,000 stock options (note 14(a)) were exercised. A total of 1,324,000 shares of common stock of the Company were issued accordingly.

(iii)	On October 1, 2008, the Company entered into a consulting agreement with a consultant for a period of 3 months commencing on October 1, 2008. Pursuant to the agreement, the Company issued to the consultant 150,000 shares of restricted common stock of the Company, which shares contained the customary restrictive legend pursuant to the US Securities Act of 1933, as amended. The shares were valued at the then current market price.

(iv)	During the year ended December 31, 2009, 857,500 stock options (notes 14(a)) were exercised. A total of 857,500 shares of common stock of the Company were issued accordingly.

(v)	In October 2010, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock by the Company and issuance of warrants by the Company’s jewelry retail subsidiary which operates under the brand “ENZO” (“ENZO”). The Company sold to the investors an aggregate of 4,000,000 shares of common stock at a purchase price of US$3.25 per share, raising US$12,210 after placement costs. The Company’s ENZO subsidiary issued warrants to the investors to acquire a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million.

(vi)	During the year ended December 31, 2010, 1,385,000 stock options (note 14(a)) were exercised. A total of 1,385,000 shares of common stock of the Company were issued accordingly.
As of December 31, 2010, the Company had 29,153,672 shares of common stock issued.

12. COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(b)	Warrants other than stock-based compensation

	As of December 31,
	2010	2009	2008
	Number of	Number of	Number of
	warrants	warrants	warrants

Outstanding, beginning of year	329,334	499,785	499,785
Granted	—	—	—
Adjusted (note (i))	126,666	—	—
Exercised	—	—	—
Expired	—	(170,451)	—

Outstanding, end of year	456,000	329,334	499,785

The following table shows the warrants outstanding as of December 31, 2010.

Number of warrants
Date of grant	Notes	outstanding	Exercise price	Expiration date

September 25, 2006	(i)	456,000	US$3.25 per share	March 25, 2012
September 25, 2006	(i)	—	US$4.221 per share	February 5, 2007

October 26, 2010	(ii)		US$21 million	The earlier of (i) October 26, 2014 or (ii) the business day immediately preceding an initial public offering.
(i)	On September 25, 2006, the Company issued long-term and short-term warrants to the investors of a private placement. The long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012, and the short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007.

The Company has also issued warrants to the placement agent of the private placement to purchase 29,333 shares of the Company. The warrants issued to the placement agent are identical to the long-term warrants.

12. COMMON STOCK AND WARRANTS OTHER THAN STOCK-BASED COMPENSATION (Continued)
(b)	Warrants other than stock-based compensation (Continued)
(i)	(continued)

The anti-dilutive provisions contained in the warrant agreements provides that the exercise price of the outstanding warrants is subject to adjustment when the Company issues common stock in certain circumstances at a price lower than the exercise price of the warrants. Subsequent to the private placement completed in October 2010 (note 12(a)(v)), the outstanding warrants of 329,334 at exercise price of US$4.5 per share was adjusted to 456,000 at exercise price of US$3.25 per share.

(ii)	In October 2010, the Company’s jewelry retail subsidiary which operates under the brand “ENZO” (“ENZO”) issued warrants to the institutional investors to purchase a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million (note 12(a)(v)). The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by dividing the holder’s pro rata portion of US$12.75 million by the share quantity.

The ENZO subsidiary has also issued warrants to the placement agent of the private placement to purchase a number of shares of common stock of ENZO which equal to 2.75% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The warrants issued to the placement agent are identical to the warrants issued to the investors. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by US$8.25 million by the share quantity.

The warrants expire at the earlier of (i) October 26, 2014 or (ii) the business day immediately preceding an initial public offering.
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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2010, 2009 and 2008 was US$12, US$12 and US$221 respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$2,135, US$1,771 and US$2,234 for the years ended December 31, 2010, 2009 and 2008 respectively.
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

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2005 Plan. As of December 31, 2010, 3,830,000 options had been exercised and 170,000 options to purchase the Company’s shares of common stock under The 2005 Plan were outstanding.

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

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of The 2008 Plan. As of December 31, 2010, 382,000 options had been exercised and 3,618,000 options to purchase the Company’s shares of common stock under The 2008 Plan were outstanding.

During fiscal years 2010, 2009 and 2008, the Company has granted nil, 4,000,000 and 2,500,000 stock options respectively, with a fair value of approximately US$nil, US$1,417 and US$557 respectively. A charge of US$442, US$1,043 and US$218 was recorded for the years ended December 31, 2010, 2009 and 2008 respectively, relating to the amortization of the fair value associated with all option grants. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was US$297, US$147 and US$721 respectively. As of December 31, 2010, the aggregate intrinsic value of options outstanding was US$1,644, of which exercisable was US$671.

14. STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended		Year ended		Year ended
	December 31, 2010		December 31, 2009		December 31, 2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	Price
		US$		US$		US$

Outstanding, beginning of year	5,570,500	0.66	2,428,000	0.68	1,424,000	2.07
Granted	—	—	4,000,000	0.60	2,500,000	0.98
Exercised (note 12(a)(vi))	(1,385,000)	0.48	(857,500)	0.41	(1,324,000)	2.57
Cancelled	—	—	—	—	(150,000)	2.00
Expired	—	—	—	—	(22,000)	2.25

Outstanding, end of year	4,185,500	0.72	5,570,500	0.66	2,428,000	0.68

Aggregate intrinsic value (US$’000) of:
-Exercised options during the year	297		147		721

-Outstanding options	1,644		1,941		670

Exercise price equals to market price on date of grant	3,618,000	0.60	4,000,000	0.60	—	—
Exercise price exceeds the market price on date of grant	567,500	1.52	1,570,500	0.68	2,428,000	0.68

	4,185,500	0.72	5,570,500	0.66	2,428,000	0.68

Range of exercise price
- US$0.40	170,000	0.40	1,150,000	0.40	2,000,000	0.40
- US$0.60	3,618,000	0.60	4,000,000	0.60	—	—
- US$2.00	397,500	2.00	420,500	2.00	428,000	2.00

	4,185,500	0.72	5,570,500	0.66	2,428,000	0.68

Exercisable, end of year
- exercise price at US$0.40	65,000	0.40	980,000	0.40	—	—
- exercise price at US$0.60	1,040,000	0.60	—	—	—	—
- exercise price at US$2.00	397,500	2.00	420,500	2.00	428,000	2.00

	1,502,500	0.55	1,400,500	0.88	428,000	2.00

Aggregate intrinsic value of exercisable options (US$’000)	671		476		325

Weighted average remaining contractual life
- exercise price at US$0.40	0.82 year		0.21 year		—
- exercise price at US$0.60	0.13 year		—		—
- exercise price at US$2.00	2.49 years		3.49 years		4.49 years

14. STOCK-BASED COMPENSATION (Continued)
(a)	Stock incentive plan (Continued)

All options issued, other than 2,683,000 options, are immediately exercisable as of December 31, 2010. The 2,683,000 options are issued and outstanding but only vested in additional increments of 1,437,000 in 2011, 437,000 in each of 2012 and 2013, 327,000 in 2014 and 15,000 in each of 2015 to 2017.

(b)	Warrants
(i)	Pursuant to a media relation services agreement dated April 5, 2005, the Company issued to a consultant warrants to purchase 50,000 shares, 150,000 shares, 150,000 shares, 100,000 shares and 50,000 shares of common stock of the Company at US$2.80, US$3.00, US$3.50, US$4.00 and US$4.50 respectively per share exercisable through April 4, 2008. These warrants were exercised during the year ended December 31, 2006 and 500,000 shares of common stock were issued accordingly.

(ii)	In connection with private placement to investors completed in September 2006, the Company issued to a consultant warrants to purchase 29,333 shares of common stock of the Company at US$4.50 per share exercisable through March 25, 2012 (see note 12(b)(i)). The anti-dilutive provisions contained in the warrant agreements provides that the exercise price of the outstanding warrants is subject to adjustment when the Company issues common stock in certain circumstances at a price lower than the exercise price of the warrants. Subsequent to the private placement completed in October 2010 (note 12(a)(v)), the outstanding warrants of 29,333 at exercise price of US$4.5 per share was adjusted to 40,615 at exercise price of US$3.25 per share.

(iii)	In connection with private placement to investors completed in October 2010 (note 12(a)(v)), the Company’s jewelry retail subsidiary which operates under the brand “ENZO” (“ENZO”) issued warrants to the institutional investors to purchase a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by dividing the holder’s pro rata portion of US$12.75 million by the share quantity.

14. STOCK-BASED COMPENSATION (Continued)
(b)	Warrants (Continued)
(iii)	(Continued)

The ENZO subsidiary has also issued warrants to the placement agent of the private placement to purchase a number of shares of common stock of ENZO which equal to 2.75% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The warrants issued to the placement agent are identical to the warrants issued to the investors. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by US$8.25 million by the share quantity.

The warrants expire at the earlier of (i) October 26, 2014 or (ii) the business day immediately preceding an initial public offering.
As disclosed above, none of the warrants as aforesaid was exercised for the three years ended December 31, 2010, 2009 and 2008. The costs associated with these transactions are accounted for based on fair value of the warrants on the date of grant.

15. RELATED PARTY TRANSACTIONS
(a)	Names and relationship of related parties:

Existing relationships with the Company

Yu Chuan Yih	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common directors

Andrew N. Bernstein	Non-executive director
(b)	Summary of balances with related parties:

	As of December 31,
	2010	2009
	US$	US$

Certain banking facilities granted to the Company collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of	40,155	22,813

(c)	Summary of related party transactions:

	Year ended December 31,
	2010	2009	2008
	US$	US$	US$

Expenses:
Rental expense to Tanzanite (H.K.) Limited	240	246	246
Legal fee to Andrew N. Bernstein,P.C.	189	140	185
Director’s fee to Andrew N. Bernstein	12	12	12

	441	398	443

The Company leases certain of its office and quarter from a related party. The leases are for two years term expiring in 2011 and 2012. The Company may terminate these tenancies at any time after the expiration of the first 12 months after the commencement of the term of tenancies, by giving the landlord no less than two months’ prior notice.

16. SEGMENT INFORMATION
The Company has adopted ASC Topic 280-10-50-20 through 280-10-50-32, Disclosures about Segments of an Enterprise and Related Information, which establishes annual reporting standards for enterprise business segments and related disclosures about its products and services, geographic areas and major customers. The ASC defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

16. SEGMENT INFORMATION (Continued)
Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2010
Segment revenue from external customers	61,682	78,866	—	140,548

Income (loss) from operations	4,525	11,572	(1,844)	14,253
Interest income	62	7	—	69
Gain on currency translation	39	604	—	643
Gain on sale securities	258	—	—	258
Gain on disposal of property held for lease	1,635	—	—	1,635
Interest expenses	(812)	(166)	—	(978)
Income before income taxes and noncontrolling interest	5,707	12,017	(1,844)	15,880
Income taxes	(886)	(1,991)	—	(2,877)
Net income attributable to noncontrolling interest	(9)	—	—	(9)

Net income (loss)	4,812	10,026	(1,844)	12,994

Significant non-cash items
-Depreciation	1,029	1,750	—	2,779
-Noncontrolling interest	9	—	—	9
-Stock-based compensation cost	—	—	442	442

Segment assets	87,183	88,574	—	175,757
Total expenditures for additions to long-lived assets	3,964	2,650	—	6,614
Depreciation and amortization	1,029	1,750	—	2,779

16. SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2009
Segment revenue from external customers	59,733	50,790	—	110,523

Income (loss) from operations	1,846	4,542	(1,777)	4,611
Interest income	137	10	—	147
Interest expenses	(811)	(31)	—	(842)
Income before income taxes and noncontrolling interest	1,172	4,521	(1,777)	3,916
Income taxes	(171)	(60)	—	(231)
Net loss attributable to noncontrolling interest	4	—	—	4

Net income (loss)	1,005	4,461	(1,777)	3,689

Significant non-cash items
-Depreciation	914	1,283	—	2,197
-Noncontrolling interest	(4)	—	—	(4)
-Stock-based compensation cost	—	—	1,043	1,043

Segment assets	82,970	50,787	—	133,757
Total expenditures for additions to long-lived assets	295	1,415	—	1,710
Depreciation and amortization	914	1,283	—	2,197

16. SEGMENT INFORMATION (Continued)

	Manufacture
	and
	wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2008
Segment revenue from external customers	99,840	36,428	—	136,268

Income (loss) from operations	4,061	(190)	(2,908)	963
Interest income	192	7	—	199
Gain on currency translation	—	1,473	—	1,473
Gain on sale securities	49	—	—	49
Gain on disposal of property held for lease	2,210	—	—	2,210
Interest expenses	(1,789)	—	—	(1,789)
Income before income taxes and noncontrolling interest	4,723	1,290	(2,908)	3,105
Income taxes	(569)	—	—	(569)
Net income attributable to noncontrolling interest	(6)	—	—	(6)

Net income (loss)	4,148	1,290	(2,908)	2,530

Significant non-cash items
-Depreciation	1,877	1,496	—	3,373
-Noncontrolling interest	6	—	—	6
-Stock-based compensation cost	—	—	400	400

Segment assets	86,852	44,338	—	131,190
Total expenditures for additions to long-lived assets	436	1,199	—	1,635
Depreciation and amortization	1,877	1,496	—	3,373

16. SEGMENT INFORMATION (Continued)
(a)	Geographical areas

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2010	2009	2008
	US$	US$	US$
Revenue from external customers:
US & Canada	42,400	39,225	69,232
Europe and other countries	16,752	18,110	27,455
Japan	1,291	1,115	989
PRC (including Hong Kong and Macau)	80,105	52,073	38,592

	140,548	110,523	136,268

	As of December 31,
	2010	2009
	US$	US$
Carrying amount of long-lived assets:
Hong Kong	5,514	2,713
PRC	5,019	4,400
US	1	4

Total long-lived assets (excluding goodwill)	10,534	7,117
Reconciling items:
Others	165,223	126,640

Total consolidated assets	175,757	133,757

17. SIGNIFICANT CONCENTRATIONS AND RISKS
(a)	Revenue concentrations

The Company derived operating revenue from the following major customers, which accounted for over 10% of operating revenue during three years period ended December 31, 2010.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2010		2009		2008
	US$	%	US$	%	US$	%
Customer A	11,743	8	11,008	10	14,421	11
Customer B	2,929	2	4,441	4	15,490	11

Trade receivables related to these major customers were US$2,353 and US$146 as of December 31, 2010 respectively and US$713 and US$322 as of December 31, 2009 respectively.

(b)	Dependence on suppliers

Gold is the major raw material used in the production of the Company’s Jewelry products. The Company purchased gold from banks, gold refiners and commodity dealers who supplied substantially all of the Company’s gold needs, which the Company believed was sufficient to meet its requirement.

The following suppliers of gold, diamonds and gemstones accounted for 10% or more of total purchases during three years period ended December 31, 2010:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2010		2009		2008
	US$	%	US$	%	US$	%
Supplier A	23,407	24	17,483	34	29,820	45
Supplier B	12,296	13	4,676	9	—	—
Supplier C	7,174	7	5,266	10	2,255	4
Supplier D	5,333	6	7,930	16	8,625	13

Trade payables related to these suppliers were US$3,374 and US$4,603 as of December 31, 2010 and 2009 respectively.
18. RECLASSIFICATIONS
Certain prior year amounts have been reclassified to confirm to the current year presentation.

Schedule II — Valuation and Qualifying Accounts
(in thousands)

	Balance at			Balance at
	Beginning	Charges to		End of
	of Year	Earnings	Deductions	Year
	US$	US$	US$	US$

2010
Allowance for doubtful accounts	1,446	(7)	—	1,439
Sales return accruals	1,060	4,410	(4,061)	1,409
Deferred tax valuation allowance	2,839	—	(339)	2,500

2009
Allowance for doubtful accounts	1,705	(231)	(28)	1,446
Sales return accruals	1,647	5,176	(5,763)	1,060
Deferred tax valuation allowance	3,676	—	(837)	2,839

2008
Allowance for doubtful accounts	1	1,223	481	1,705
Sales return accruals	1,553	9,202	(9,108)	1,647
Deferred tax valuation allowance	4,967	—	(1,291)	3,676

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics***
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
15.1	Consent of Gruber & Company, LLC

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

111

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC. (Registrant)
Date: April 11, 2011	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company
11.1	Code of Ethics***
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
15.1	Consent of Gruber & Company, LLC

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.