Form 20-F/A
period 2010-12-31
LJ INTERNATIONAL INC
filed 2011-05-20
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(AMENDMENT NO. 1)
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
     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES
ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-12.1
EX-12.2
EX-13.1
EX-13.2

EXPLANATORY NOTE
     LJ International Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2011 (the “Original Filing”), solely to amend its disclosure set forth in Item 15 (b) thereof regarding management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of the end of the Company’s most recent fiscal year (December 31, 2010), including a statement that the internal control over financial reporting was not effective and disclosure of a material weakness in the Company’s internal control over financial reporting identified by management.
     As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our Chief Executive Officer and Chief Financial Officer are being filed as Exhibits to this Amendment under Item 19. We are also making conforming changes to the Cover Page and the Exhibit Index to this Amendment.
     Except as described above, no other changes have been made to the Original Filing, and all other Items of the Original Filing have been omitted from this Amendment. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing other than as expressly indicated in this Amendment. Accordingly, this Amendment should be read in conjunction with the Original Filing and our other filings made with the SEC on or subsequent to April 11, 2011.

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
     In performing this assessment, management has determined that our Chief Financial Officer and Senior Vice President do not have sufficient expertise to prepare financial statements in accordance with U.S. GAAP since they do not have the requisite U.S. GAAP experience. In this regard, management notes that our Chief Financial Officer and Senior Vice President do not hold a license as a Certified Public Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would appear to provide enough of the relevant education relating to U.S. GAAP. Further, most of their U.S. GAAP experience is limited to knowledge gained from their current positions with us. Accordingly, management believes that we have an accounting department with limited knowledge of U.S. GAAP and that this lack of U.S. GAAP experience constitutes a material weakness.
     As a result of this material weakness in our internal control over financial reporting, our management concluded that our internal control over financial reporting as of December 31, 2010 was not effective. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting. This control deficiency could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting as of December 31, 2010.
     Notwithstanding the existence of such material weakness in our internal control over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, believe that the financial statements included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.
     In order to remedy this material weakness in the future, the Company intends to adopt the International Financial Reporting Standards (“IFRS”) and interpretations approved by the International Accounting Standards Board rather than U.S. GAAP as soon as practicable after the date hereof.
(c) Attestation report of the registered public accounting firm.
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

ITEM 19. EXHIBITS
     The following exhibits are being filed as part of this Amendment No. 1 to our Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company***
11.1	Code of Ethics****
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
15.1	Consent of Gruber & Company, LLC ***

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Previously filed as an Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

****	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to our annual report on its behalf.

LJ INTERNATIONAL INC.
(Registrant)

Date: May 20, 2011	By:	/s/ YU CHUAN YIH Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Memorandum of Association of the Company*
1.2	Articles of Association of the Company*
1.3	Amendment to Articles of Association of the Company*
4.1	Employment Agreement of Yu Chuan Yih with the Registrant**
8.1	List of Significant Subsidiaries of the Company***
11.1	Code of Ethics****
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350
13.2 15.1	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350 Consent of Gruber & Company, LLC***

*	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.

**	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Previously filed as an Exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

****	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.