Form 20-F
period 2011-12-31
LJ INTERNATIONAL INC
filed 2012-04-25
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

30,607,672 Shares of Common Stock as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

SELECTED CONSOLIDATED FINANCIAL DATA

(US Dollars in thousands, except per share amounts)

The following selected consolidated statements of income data with respect to the years ended December 31, 2011, 2010 and 2009 and selected consolidated balance sheets data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of income data with respect to the years ended December 31, 2008 and 2007 and selected consolidated balance sheets data as of December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements not included in this annual report.

Subsequent to the filing of the annual report on Form 20-F for the year ended December 31, 2010, we identified errors in the consolidated financial statements for fiscal 2010. We evaluated these errors in relation to the current fiscal year, which is when they were corrected, as well as the period in which they originated. Management concluded that these errors are immaterial to the consolidated financial statements as a whole. In addition, we have corrected the classification of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income. Accordingly, reclassifications have been made on the selected consolidated statements of income data with respective to the periods presented below. Refer to note 2(ae) and 24 to the consolidated financial statements for details of these out-of-period adjustments and reclassifications. The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for any future periods.

	Years ended December 31,
	2011	2010	2009	2008	2007
Selected Consolidated Statements of Income
Operating revenues	182,180	140,548	110,523	136,268	152,037
Cost of goods sold	(92,691)	(82,285)	(69,366)	(93,883)	(110,151)

Gross profit	89,489	58,263	41,157	42,385	41,886
Operating expenses
Selling, general and administrative	(73,092)	(41,195)	(34,302)	(38,498)	(33,437)
Net gain (loss) on derivatives	68	(476)	(503)	(86)	(4)
Depreciation	(4,391)	(2,339)	(1,741)	(2,838)	(2,414)
Impairment loss of long-lived assets	(2,437)	—	—	—	—

Operating income	9,637	14,253	4,611	963	6,031
Interest income	354	69	147	199	273
Change in fair value of warrants and option liabilities	1,923	—	—	—	—
Exchange gain	1,432	643	—	1,473	—
(Loss) gain on sales of available-for-sale securities	(250)	258	—	49	—
Gain on disposal of property held for lease	—	1,635	—	2,210	—
Interest expenses	(1,600)	(978)	(842)	(1,789)	(3,103)

Income before income taxes and noncontrolling interests	11,496	15,880	3,916	3,105	3,201
Income taxes expense	(1,379)	(2,877)	(231)	(569)	(1,711)

Net income	10,117	13,003	3,685	2,536	1,490
Net income (loss) attributable to noncontrolling interests	(16)	(9)	4	(6)	(1)

Net income attributable to LJ International Inc.	10,101	12,994	3,689	2,530	1,489
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(6,428)	—	—	—	—

Net income attributable to common shareholders of LJ International Inc.	3,673	12,994	3,689	2,530	1,489

Earnings per share:
Basic	0.07	0.51	0.16	0.11	0.07
Diluted	0.07	0.49	0.15	0.11	0.07

Weighted average number of shares
Basic	30,234	25,344	23,230	22,246	21,064
Diluted	31,427	26,657	24,102	22,449	22,289

Selected Consolidated Balance Sheets Data:
Net current assets	150,213	100,584	77,614	72,059	62,786
Total assets	271,996	175,757	133,757	131,190	134,144
Total non-current liabilities	7,500	1,651	2,322	2,219	1,335
Redeemable convertible preferred shares of a subsidiary	42,030	—	—	—	—
Total LJ International Inc. shareholders’ equity	118,640	110,921	83,872	78,329	72,668

B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.	RISK FACTORS.

We do not have any long-term contracts with our wholesale customers and, therefore, we cannot be certain that all of our wholesale sales will continue; if not, our wholesale revenues will likely decline.

We sell to a large number of wholesale customers in a variety of markets. Although we believe that we have maintained good and longstanding relationships with our principal wholesale customers, we do not have any long-term contracts with any of them, and they order only on a “purchase order” basis. The loss of a significant number of our principal wholesale customers or a significant reduction in their orders would have a materially adverse effect on our revenues.

We face significant competition from larger competitors in our wholesale and retail operations.

The making and distribution of jewelry is a highly competitive industry characterized by the diversity and sophistication of the products. We compete with major domestic and international companies with substantially greater financial, technical, marketing resources and personnel than us. There can be no assurance that other jewelry makers will not similarly develop low-cost, high-volume production capability or an even better process, providing greater competition for us and materially affecting our business prospects.

There are numerous factors relating to the operations of our business that could adversely affect our success and results.

As a maker and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:

•	technological developments in the mass production of jewelry

•	our ability to meet the design and production requirements of our customers efficiently

•	the market acceptance of our ENZO jewelry and our customers’ jewelry

•	increases in expenses associated with continued sales growth

•	our ability to control costs

•	our management’s ability to evaluate the public’s taste and new orders to target satisfactory profit margins

•	our capacity to develop and manage the introduction of new designed products

•	our ability to compete

Quality control is also essential to our operations since customers demand compliance with design and product specifications and consistency of production. We cannot assure that revenue growth will occur on a quarterly or annual basis.

Our production facilities and substantially all of our retail stores are located in China. Our results of operations and financial condition may, therefore, be influenced by the economic, political, legal and social conditions in China.

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

Our products are currently made at our production facilities located in Shenzhen, China. However, our insurance may not adequately cover any losses due to fire, casualty or theft.

We have obtained fire, casualty and theft insurance covering our stock in trade, goods and merchandise, furniture and equipment and production facilities in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facilities due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.

Sales of our jewelry at both the retail and wholesale levels are seasonally sensitive and are generally strongest during the quarter ending December 31 of each year due to the importance of the holiday selling season.

Our retail sales are typically seasonally greater in the fourth quarter and the first quarter of each year due to high spending of consumers during the Christmas and Chinese New Year holidays. Our wholesale sales are typically greater in the third and fourth quarters of each year in anticipation of the Christmas holidays.

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

Our banking facilities are collateralized by available-for-sale securities, leasehold land and buildings, restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director.

The material provisions of indentures relating to our various banking facility agreements contain, among others, covenants pertaining to maintenance of the tangible net worth of LJI and one of its subsidiaries amounting to US$25,000,000 and US$4,487,000 respectively, and certain financial ratios related to debts of this subsidiary. Such financial ratios include the gearing ratio, determined as the ratio of “total interest bearing debt” to “tangible net worth plus non-redeemable preference shares and minority interest” as per the agreement; and debt service coverage, determined as “earnings before interest, taxes, depreciation and amortization (EBITDA)” to “principal and interest repayment for ensuring 12 months” as per the agreement. In the event of default, the bank would at its discretion cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding.

At December 31, 2011, one of our loan facilities in the amount of US$14,610,000, which relates to amounts in bank overdrafts, notes payables and letter of credit, had financial covenant violations related to exceeding financial ratios limiting the amount of debt held by a subsidiary. The violations remain in default and we continue negotiations with its lender to waive the default. We have classified the loan to current liabilities.

Our holding company structure creates restrictions on the payment of dividends.

We have no direct business operations, other than the ownership of our subsidiaries, of which we have control over their operating policies including, among others, payment of dividends. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into US dollars or other hard currency and other regulatory restrictions.

As a “foreign private issuer”, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.

Our shares of common stock are currently listed on the Nasdaq Global Market (“Nasdaq”) and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we have determined not to comply with the following Nasdaq rules:

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our current independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Doing Business in the People’s Republic of China

A substantial portion of our retail business operations and the manufacturing of our merchandises are conducted entirely in the People’s Republic of China (“PRC”). Because China’s economy and its laws, regulations and policies are different from those typically found in Western countries and are continually changing, we face risks, including those summarized below.

We are subject to comprehensive regulation by the PRC legal system, which is uncertain. As a result, it may limit the legal protections available to you and us and we may not now be, or remain in the future, in compliance with PRC laws and regulations.

Our subsidiaries that own our production facilities and retail stores in China are incorporated under and are governed by the laws of the PRC; a significant portion of our operations are conducted in the PRC; and many of our suppliers are located in the PRC. The PRC government exercises substantial control over virtually every sector of the PRC economy, including the production, distribution and sale of our merchandises. We are required to obtain several memberships and approval certificates from these government agencies in order to continue to conduct our business. We may be required to renew such memberships and to obtain approval certificates periodically. In order to operate under PRC law, our PRC subsidiaries require valid licenses, certificates and permits, which must be renewed from time to time. If we were to fail to obtain the necessary renewals for any reason, including sudden or unexplained changes in local regulatory practice, we could be required to shut down all or part of our operations temporarily or permanently.

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

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and elsewhere in the world. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since then, Renminbi started to appreciate against U.S. dollar and reached one of its historical high point in July 2008. Thereafter, the Renminbi was traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high point. In June 2010, the PRC government announced that its plan to increase the flexibility of Renminbi exchange rate. Since that time, the Renminbi has gradually appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

All of our net revenues from the retail segment and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our shares.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We have entered into some hedging transactions to hedge our exposure to the risks relating to fluctuations in exchange rates in the past. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all.

ITEM 4.         INFORMATION ON THE COMPANY

COMPANY OVERVIEW/INTRODUCTION

LJ International Inc. (NASDAQ: JADE) (“we”, “LJI” or the “Company”) is a leading colored gemstone and diamond jeweler with wholesale and retail businesses.

The Company designs, brands, markets, retails and distributes a full range of exquisite jewelry through retail and wholesale channels. Founded on its pioneering “mine to customer” strategy and its unwavering commitment to quality and service, the Company enjoys a global reach in its wholesale business and a China focus for its retail business.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

LJ International Inc. began life as Lorenzo Jewelry Manufacturing in February 1987 when Mr. Yu Chuan Yih, the Company’s Chairman, President and Chief Executive Officer, founded the business in Hong Kong.

LJ International Inc. was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 30, 1997. As of December 31, 2011, the Company owned all of the issued share capital of the following significant subsidiaries:

•	Lorenzo Jewelry Limited (“Lorenzo Jewelry”)

•	Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd.

•	ENZO International Holdings Limited

•	ENZO Jewelry Inc.

•	Wheels Bound Investments Limited

•	Lorenzo Crystal Ltd.

•	Lorenzo (Shenzhen) Co., Ltd.

•	Wonderful Jewelry (Shenzhen) Co., Ltd.

•	Shanghai Enzo Diamond Co., Ltd.

•	Shanghai Wanmei Jewelry Co., Ltd.

Our principal place of business and main executive office is located at Unit#12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: (011) 852-2764-3622. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

We established a major manufacturing presence in Shenzhen, China in 1998. The Company invested more than $2 million to build a 50,000 square-foot facility in Shenzhen. By January 2003, the Company had consolidated its operations in its Shenzhen premises, which it had modernized and expanded to 100,000 square feet.

In 1998, the Company also began trading on the NASDAQ Stock Market and entered the select ranks of major publicly-traded firms in the jewelry business.

In December 2004, we began our retail jewelry operations in China by introducing our own jewelry retail chain under the ENZO brand, riding on the opportunities presented by China’s acceptance into the World Trade Organization (WTO). At the end of 2011, ENZO’s retail network grew to 202 stores.

B.	BUSINESS OVERVIEW

We are a vertically integrated jewelry company that designs, brands, markets, distributes and retails a complete range of fine jewelry. The Company specializes in colored gemstone jewelry and also offers high-end jewelry set in yellow gold, white gold or sterling silver, as well as diamond. Our product lines incorporate all major categories including earrings, necklaces, pendants, rings and bracelets.

Mine-to-customer business model

Our business is built based on a mine-to-customer model. The Company directly sources the colored gemstones from a variety of mines and suppliers, and diamonds and precious metals from overseas and local suppliers and dealers. We then undertake the stone cutting and production process at our own manufacturing plant based on the designs of our in-house design team. Our jewelry is then sold via two platforms: our ENZO retail stores and wholesale clients.

We believe that our vertically-integrated mine-to-customer structure provides significant advantages over our competition in both our retail and wholesale businesses. All benefits and cost-savings from value-added processes are captured internally, rather than shared with third parties. This results in highly competitive pricing for our customers in wholesale, and enhanced profits for our retail business.

In addition, this allows us to provide reliable, low cost supply with large quantities of production of our wholesale business to meet the demand of large retailers. For the retail business, our control over the entire supply chain reinforces ENZO’s commitment to providing excellent quality and service, ensuring that every piece of jewelry is perfectly designed and made to meet world-class standards.

Our retail sales are typically seasonally greater in the fourth quarter and the first quarter of each year due to high spending of consumers during the Christmas and Chinese New Year holidays. Our wholesale sales are typically greater in the third and fourth quarters of each year in anticipation of the Christmas holidays.

Sourcing & Raw Material Supplies

We purchase imported colored gemstones from a variety of sources, including South America, Africa, and China. South America is our major source of ametrine, amethyst, aquamarine, imperial topaz, tourmaline and white topaz. Africa is our main source of tanzanite, mandarin garnet, aquamarine and topaz. We also purchase imported aquamarine, peridot and topaz from China.

Our diamonds are sourced mainly from suppliers in India and Africa. We believe that we have good relationships with our suppliers, most of whom have supplied us with raw materials for many years.

We maintain our supply of inventory at our warehouse. The amount of inventory of a particular gemstone determines the extent and size of our marketing program for that product. We purchase our gemstones and diamonds in advance and in anticipation of orders resulting from our marketing requirements.

We purchase our gold from the gold exchange, banks, gold refiners and commodity dealers who supply substantially all of our gold requests, which we believe is sufficient to meet our requirements for both retail and wholesale businesses. Our purchase includes recycled gold for environmental friendly purposes.

We purchase our gold requirements within a reasonable period after each significant purchase order is received.

We source supplies and raw materials from a variety of suppliers, and we do not believe the loss of any of our suppliers would have a material adverse effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

Design and Product Development

Our consummate range of jewelry is the creation of a group of internationally trained designers who work in our office in Shenzhen, China. Our Creative /Design Director, the principal member of our team, is a renowned world-class designer who drives the team forward. Together, our designers attend trade fairs worldwide in order to gather a variety of different inspirations and monitor the latest product trends.

We provide our customers with a broad selection of exquisite, high-quality gem-set products that are inspired by a classic Italian style, incorporating traditional designs with a modern air. Our jewelry offerings revolve around the relationship between color, fabric and current fashion trends, which are projected over two years. We market our products as being inspired by an elegant quality of life.

We create trend-setting styles that are enjoyed by our various clients worldwide. We are also well trained to identify trends emerging in the international markets and create quality, bespoke items that meet our domestic customers’ preference. All of our designs and merchandising strategies are proprietary. We believe the exclusive and innovative concepts that we create offer important brand potential.

Production Process

We produce our jewelry at our facilities in Shenzhen, China. Our production processes combine vertical integration, modern technology, mechanization and craftsmanship to create contemporary and fashionable jewelry. Our production operations essentially involve:

•	Cutting and polishing colored gemstones

•	Combining pure gold or sterling silver with gemstones or diamonds to produce jewelry

•	Finishing operations such as cleaning and polishing, resulting in high quality finished jewelry

Our gemstone craftsmen are trained to ensure that only the highest levels of cutting and polishing quality are achieved. The professional skills possessed by our cutters are applied to a wide variety of shapes and sizes, maximizing the yield and value of the gemstone material. By performing the value-added processes of cutting and polishing of colored gemstones internally, we maximize quality and improve our profitability. We specialize in a wide range of popular and exotic colored gemstones ranging from amethyst, aquamarine and peridot to tanzanite and tourmaline.

We also strive to commit to consistently high standards and continual progress towards success through improved customer satisfaction and staff motivation.

As a fully vertically integrated company, we obtained the Quality Management System – ISO 9001:2008 Certificates on June 30, 2008.

Production Capability

We have established a sophisticated facility in China that performs stone cutting, polishing and jewelry production. The facility is located in the city of Shenzhen in Guangdong Province, China. The production facility has been operating for 13 years and has more than 150,000 square feet of production space. We currently employ approximately 1,300 skilled gemstone cutters and production personnel excluding managerial, sales and marketing staff, and turned out approximately 1.6 million pieces of finished fine jewelry during the fiscal year ended December 31, 2011.

Our production facilities are currently utilized for one shift per day but are capable of being expanded to accommodate three shifts per day as necessary.

Retail - ENZO

We conduct our retail jewelry business through the ENZO brand in the Asia Pacific region, with a primary focus in the China market, which we regard as having one of the largest and fastest growing consumer demands for luxury items.

With a unique brand position targeting the affordable luxury segment, ENZO’s jewelry, designed to appeal to the rising upper-middle class in China, are offered in a wide range of collections for both colored gemstones and diamonds to capture different taste preferences.

Established at the end of 2004, ENZO has considerably grown its self-managed, nation-wide retail chain, leveraging on the rapid growth of China’s retail jewelry market. It has also become a conspicuous luxury jewelry brand in the China market. As a market leader in luxury colored gemstone jewelry, ENZO enjoys a uniquely popular status among jewelry lovers and collectors. While the Company has its heritage in its wholesale business, we envision China’s untapped retail market as the key driver of long-term growth.

Network and Number of Stores

Since its inaugural opening at the end of 2004, ENZO has grown to a national chain with a network of 202 self-managed stores in 52 cities on December 31, 2011. In 2011, ENZO added 69 new stores, expanding the store count by 52%.

ENZO has concentrated more stores in tier one and tier two cities in the PRC as it adopts a policy to map its sales points in line with its affordable luxury position, and as a result operating more stores in higher income cities. As of December 31, 2010 and 2011, the geographical distribution of ENZO stores was as follows:

•	Tier 1 cities : 43 (2010); 61 (2011)

•	Tier 2 cities : 54 (2010); 79 (2011)

•	Tier 3 cities : 36 (2010); 62 (2011)

Brand, Sales & Marketing

ENZO has successfully combined its product, sales and marketing programs that align with the strategic direction of reinforcing the brand to become one of the most recognized foreign jewelry brands in China. ENZO’s focused brand building and marketing strategy emphasizes on differentiating itself from the many mass market local and international competitors. In 2011, ENZO was again ranked among the top five most desired foreign jewelry brand in China by CBN Weekly, a leading national media outlet in China. We believe this is the result of our continuous marketing programs that built a unique image, distinct identity and strong brand recognition for ENZO.

We pursue our brand-building, sales and marketing strategy through a number of initiatives, including:

•	Continuous macro marketing and PR programs to deliver the brand messages, through targeted media placements, outdoor advertising spaces, and MTR advertisements

•	Localized marketing programs to fit local markets in different cities. Trunk shows and workshops are arranged for building up a close relationship with the media and customers

•	Participation in jewelry shows – in 2011, ENZO had a high-profile presence at the June and September Jewelry Fair in Hong Kong

•	Seasonal promotional programs based on festival seasons

•	Collaboration with malls in organizing various localized promotional programs

ENZO’s jewelry is designed by an international design team and all of the design and merchandising strategies are proprietary. We believe these exclusive and innovative concepts offer better brand potential.

Competition

There are many Hong Kong, local and foreign jewelry companies in the China retail jewelry market. These competitors have product types, price ranges, market segments, target customers, sizes, histories, strategies and backgrounds similar to or different from ENZO. Hong Kong based competitors include Hong Kong listed chain store operators such as Chow Tai Fook, Chow Sang Sang, Tse Sui Luen and Luk Fook; local Chinese retail competitors include Laofengxiang, Chaohongji, and Laomiao; and foreign competitors include Tiffany, Cartier and Bvlgari.

We believe we distinguish ourself from the competition with our differentiated jewelry, modern and fashionable designs and a niche on colored gemstone. Our focus on the affordable luxury segment may also provide differentiation from the competition.

Growth Strategy

With due consideration of macro economic environment and sentiment of the jewelry industry, the Company plans to continue to grow its retail business in China with the following strategic priorities:

•	Grow market share by opening additional stores/point of sales with the focus on:

•	Strengthen the network in cities with existing coverage

•	Deepen penetration in strategic tier two and three cities with growing affluence

•	Improve the performance of existing stores by making appropriate adjustments on product mix and by stepping up our marketing and promotional activities

•	Further expand product range by introducing new collections for both colored gemstones and diamonds to capture the potential of different market segments

•	Grow customer base through new openings and conducting effective marketing and promotional campaigns

Wholesale

The Company started with the wholesale business, primarily serving the high volume, mass market that demanded specialized product development services, with North America as its largest market. Nowadays, we sell our full range of jewelry in the wholesale business to global markets in five major platforms:

•	Fine jewelers

•	National jewelry chain stores

•	Department stores

•	TV and online shopping

•	Global discount chain stores

Geographical Breakdown and Client Concentration

The Company has diversified its geographical markets and customer base over the years. The revenue distribution of different geographical markets for the past three years is as follows:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Revenue from external customers:
US	46,513	39,581	36,380
Canada	3,301	2,819	2,845
Europe and other countries	15,919	16,752	18,110
Japan	1,276	1,291	1,115
PRC (including Hong Kong and Macau)	115,171	80,105	52,073

	182,180	140,548	110,523

Our wholesale clients are leaders in their respective space, including fine jewelers such as Helzberg Diamonds and Ben Bridge; major department stores such as Macy’s and JC Penney, top US national jewelry chain stores such as Zale and Sterling, and global chain stores, including Sam’s Club. We also sell through all top TV shopping channels in the US and other countries, through QVC, HSN, Shop NBC and JTV.

Our top 3, 5 and 10 wholesale clients accounted for 40%, 51% and 68% of wholesale revenue in 2011, changed from 46%, 56% and 72% in 2010.

Sales & Marketing

Our merchandising strategy aims to provide an array of unique and differentiated products that stem from our vertically integrated production process, enhanced by favorable pricing. We make considerable efforts to design and manufacture items which are markedly different from those of our competitors. We continue to devote our efforts towards brand development and utilizing innovative marketing concepts to enhance the salability of our products. Recognizing that retailers favor certain price points, as part of our product development strategy, we strive to align our wholesale prices to match the retailers’ target value in order to satisfy this demand.

Our sales and promotional efforts consist of attending US and international trade shows and conventions, including Las Vegas, New York, Tucson, Basel, Hong Kong and Italy. We also advertise actively in trade journals and related industry publications.

In 2011, we attended and staged exhibitions in the following international jewelry shows:

Show Name	Show Date
The First, Vicenzaoro Fair	Jan 15 - 20, 2011
JA Int’l Jewelry (Winter) Show	Feb 27 - Mar 01, 2011
Hong Kong Int’l Jewellery Show 2011	Mar 04 - 08, 2011
Basel 2011	Mar 24 - 31, 2011
JCK Las Vegas 2011	Jun 03 - 06, 2011
Jun Hong Kong Jewellery & Gem Fair	Jun 23 - 26, 2011
JA Int’l Jewelry Show	Jul 24 - 26, 2011
Sept HK Jewellery & Gem Fair (AWE)	Sep 19 - 23, 2011
Sept HK Jewellery & Gem Fair (HKCEC)	Sep 21 - 25, 2011
JA Int’l Jewelry Show	Oct 23 - 25, 2011

We also organize marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments and platforms.

Competition

The industry is highly competitive. Our competitors include domestic and foreign jewelry manufacturers, wholesalers and importers who may operate on a national, regional, or local scale. Our competitive strategy is to provide competitively priced, high-quality products to the high-volume retail jewelry market. We believe that we have positioned ourselves as a low-cost producer without compromising our quality. Our ability to conceive, design and develop products consistent with the requirements of each retail distribution channel represents a significant advantage among our peers. We believe that few competitors have the capacity and production skills to be effective players, and our vertically integrated production capabilities distinguish us from most of our competitors and enable us to produce aggressively priced and high quality products.

Growth Strategy

We adopt a number of strategies to further grow the wholesale business:

•

Increase market share of moderately priced, high-quality gem-set colored and precious jewelry by capitalizing on our vertically integrated production process to produce high-end precious stone jewelry, in addition to high volume, high-quality colored products

•	Further deepen our existing customer relationships with our expanded service offering

•	Expand into new distribution channels and expand customer base

•	Explore investment opportunities from new supply sources, including and not limiting to gemstone mines, gemstone suppliers or distributors to strengthen the steady and reliable supply of raw materials

Capital Expenditures

In 2011, and the two preceding years, we made the following significant capital expenditures:

•	we invested approximately $8,754,000 on capital expenditures for ENZO retail store openings during the fiscal year ended December 31, 2011

•	we invested approximately $2,650,000 on capital expenditures for ENZO retail store openings during the fiscal year ended December 31, 2010

•	we invested approximately $1,415,000 on capital expenditures for ENZO retail store openings during the fiscal year ended December 31, 2009

C.	ORGANIZATIONAL STRUCTURE AS OF DECEMBER 31, 2011

The following chart provides a list of our significant subsidiaries. The respective country of organization/incorporation is shown in brackets.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive office is located at Unit #12, 12/F., Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong. We own and lease 9,700 square feet of office and showroom at this location. We also own 32,980 square feet of office and showroom located in Shenzhen, China.

Our jewelry production facility in Shenzhen, China consists of 151,557 square feet of building space located inside of and close to the Shatoujiao Free Trade Zone, Shenzhen. We own approximately 74,196 square feet of this space.

We also currently lease:

•	18,848 square feet for a term of three years expiring June 30, 2014 from an unaffiliated third party at a rental rate of $4,990 per month;

•	18,848 square feet for a term of three years expiring August 30, 2014 from an unaffiliated third party at a rental rate of $5,821 per month;

•	19,364 square feet for a term of three years expiring March 31, 2013 from an unaffiliated third party at a rental rate of $5,123 per month; and

•	20,301 square feet for a term of three years expiring March 31, 2013 from an unaffiliated third party at a rental rate of $5,372 per month;

We own a warehouse facility in Hung Hom, consisting of 5,432 square feet, and own an additional property in Hung Hom that covers 2,897 square feet. We lease all these properties to non-affiliated third parties. We have pledged all of our land and buildings to collateralize general banking facilities granted to us.

Security

We have installed certain measures at our Shenzhen production facility, all of our retail stores and our Hong Kong facilities to protect against loss, including multiple alarm systems, infrared motion detectors and a system of closed circuit television cameras, which provide surveillance of all critical areas of our premises.

We currently inspect all materials sent and received from outside suppliers, monitor the location and status of all inventory, and have strict internal procedures of all jewelry as it proceeds through the production process. A complete physical inventory count of gold and gemstones is taken at our production and facilities on a quarterly basis.

Insurance

We have appointed Willis Group, one of the largest global insurance brokers, to advise and co-ordinate all of our insurance needs. We maintain primary all-risk insurance, with limits which may occasionally be less than our current inventory levels, to cover thefts and damage to inventory located on our premises. We also maintain insurance covering thefts and damage to our owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but is generally in excess of the value of the gold, diamonds, and gemstones supplied by us. We carry transit insurance, the coverage of which includes the transportation of jewelry outside of our office.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-Looking Statements.”

For the fiscal year ended December 31, 2011, we reported revenues totaling $182.1 million, up 30% from $140.5 million in 2010. The increase was due to a 43% increase in sales of LJI’s retail operation to $112.8 million from $78.9 million a year earlier. The wholesale operation also reported an increase of revenue of 12% from $61.7 million a year earlier to $69.4 million.

Despite the increase in total revenue, the operating income and the net income both decreased because of the loss incurred by our wholesale operation during the year ended December 31, 2011. Operating income in 2011 was $9.6 million, down 32% from $14.3 million in 2010. Net income in 2011 was $10.1 million, down 22% from $13 million in 2010. While the retail operation continues to report profitable operating results for 2011, the wholesale operation reported loss mainly because of some expenses of infrequent nature incurred during 2011.

The ENZO retail chain in China has increased its store numbers by 69 to a total of 202 as of December 31, 2011 from a total of 133 as of December 31, 2010, achieving our previous announced expansion plan of having 200 ENZO stores by the end of 2011. As we increased our store numbers and entered into new cities, we also stepped up our advertising and marketing expenditures in order to further improve our brand awareness and to better prepare for future growth. As a result, there was no significant increase in operating income which was $11.9 million for 2011 as compared to $11.6 million for 2010, up by 3%. The net income for retail operation has increased to $13.5 million for 2011 from $10 million for 2010, up by 35% mainly because of the change in fair value of warrants and options liabilities of $1.9 million related to the preferred shares and warrants issued in 2011 and the increased in exchange gain of $0.8 million from last year.

As for the wholesale operation, despite the increase in revenue, we incurred an operating loss of $0.8 million and a net loss of $1.9 million in 2011 as compared to an operating income of $4.5 million and a net income of $4.8 million in 2010 respectively. The net income of $4.8 million in 2010 included the sale of a property held for lease of $1.6 million . The adverse turn around of operating results for 2011 were largely due to the restructuring of our factories which resulted in large amount of severance costs provided in the amount of $2.1 million, and our assessment of impairment loss of $2.3 million on certain plants and equipment and both costs are not expected to be recurring in the near future.

The revenue mix of the two streams of business of retail and wholesale were roughly in the ratio of 62% and 38% for the year ended December 31, 2011 as compared to a ratio of 56% and 44% for the year ended December 31, 2010 respectively. As the growth rate for our retail revenue is expected to continue to exceed the growth rate for our wholesale revenue, our retail operation is expected to continue to contribute a more significant part in our future growth strategies.

ENZO’s 202 stores are located in 52 cities throughout China including Hong Kong and Macau. We own and manage all our stores in that we do not have any franchising arrangement with any parties. Most of our stores operate in department stores and shopping malls where daily revenue are first collected by the department stores or shopping mall and then reimbursed to the company on a monthly basis. This arrangement helps with consumer traffic and also reduces the security risk of cash management. We will continue to expand ENZO’s store coverage in accordance with these policies of owning all our future stores and having most of the future stores in department stores or shopping malls.

It is possible that the European economic turmoil may slow down the growth rate of luxury goods demand in China’s retail market and/or adversely affect the economic recovery of the US market. However, we are conservatively optimistic that we can continue to drive revenue growth in both our retail and wholesale operation in the coming year and hopefully with the relative growth in net income.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. These estimates are based on our historical experience and on various other assumptions that we believe to be reasonable. Estimates are evaluated on an ongoing basis, but actual results may differ from these estimates.

Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Income taxes and uncertain tax positions. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance against deferred tax assets that it determines to be more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

We only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. We record interest and penalties as a component of income tax expense.

As of December 31, 2011 and 2010, we have not provided for income taxes on the undistributed earnings of foreign subsidiaries since we consider such earnings of to be indefinitely reinvested. The amount of cash held by entities where earnings are considered to be permanently reinvested was $10 million and $3 million as of December 31, 2011 and 2010 respectively. If in the future we decide to repatriate such foreign earnings, we would incur incremental income tax. However, our intent is to keep these funds indefinitely reinvested and our current plans do not demonstrate a need to repatriate funds to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

Collectability of Accounts Receivable. Our general credit terms range from 30 days to 90 days for our wholesale customers. The receivables related to our retail business are primarily reimbursements from mall operators in the PRC where our retail shops are located, such mall operators will collect the sales proceeds from our customers on our behalf upon purchases with remittance term ranges from 30 days to 60 days. Our management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Our international sales are settled via letters of credit or open accounts. For export sales on open accounts, we purchased trade credit insurance to cover the risk of collectability, the insured percentage is 85% on the invoiced amount to customers. Past due balances over 120 days and over a specified amount are reviewed individually for collectability.

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

Goodwill Impairment. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner to accounting for a business combination with allocation of the assessed fair value to all of the assets and liabilities of that reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. We performed our annual impairment review of goodwill on December 31st of each year.

We have determined that iBBC Inc., a subsidiary of the Company in the US, is the reporting unit for goodwill impairment testing. The fair value of iBBC Inc. is determined based on the discounted expected cash flow method.

The significant assumptions used in the discounted cash flow model are:

•

Five-year discounted cash flow is projected. Basic assumptions in the cash flow projection include, among others, an estimated 0% for 2012 and 2% annual growth in turnover in the coming 4 years with reference to the unanticipated growth over 300% in 2011 which we believed it might not be a substantial growth rate in future, hence we kept the growth rate at minimal level. We cannot estimate any projection beyond 5 years with reasonable accuracy, since the business environment is rapidly changing;

•	The present value of the future free cash flows is calculated using the calculated weighted average cost of capital (“WACC”) of 9.11% to determine the discrete and terminal values;

•	The calculation of WACC uses a capital asset pricing model (“CAPM”) based on a combination of the equity risk premium and the cost of debts.

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

We had goodwill of US$1,521,000 as of December 31, 2011 and 2010. The estimated fair value of the reporting unit exceeded its carrying value by 162% at December 31, 2011. Consequently, no goodwill impairment has been recognized.

Allowance for Obsolete Inventories. We established inventory allowance for unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated net realizable value based upon assumptions about future demand and market conditions. Management records a write-down against inventory based on several factors, including expected sales price of the item and the length of time the item has been in inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory allowance could be required. Inventory write-down is charged to cost of goods sold.

Fair Value of Financial Instruments. We follow guidance issued by the Financial Accounting Standards Board for financial instruments. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). We utilize a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Financial instruments include cash and cash equivalents, restricted cash, trade receivables, trade and other payables derivatives, available-for-sale securities, investments in life insurance contracts, bank overdrafts, notes payable, letter of credit, gold loan, shareholder’s loan, warrants and options liabilities and convertible redeemable preferred shares of a subsidiary, Enzo Jewelry Inc. The carrying values of these financial instruments, other than derivatives, available-for-sale securities, investments in life insurance contracts, convertible redeemable preferred shares, and warrants and options liabilities approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs and the fair value of the warrants and option liabilities bifurcated at issuance date. We recognize changes in the redemption value immediately as they occur and adjust the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. The warrants and option issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. We determined the fair values of the convertible redeemable preferred shares, warrants and option liabilities with the assistance of independent third party valuation firm.

The carrying values of notes payable approximate their fair values as the interest rates on these loans are reset at each month based on prevailing market interest rates.

Level 1—Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2—Include other inputs other than quoted market prices that are directly or indirectly observable in active markets.

Level 3—Unobservable inputs which are supported by little or no market activity.

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net income or loss. See note 23 to our consolidated financial statements, “Fair Value of Financial Instruments”, for further details.

A.	OPERATING RESULTS.

Out-of-Period Adjustments and Reclassifications

Subsequent to the filing of the annual report on Form 20-F for the year ended December 31, 2010, we identified errors in the consolidated financial statements for fiscal 2010. We evaluated these errors in relation to the current fiscal year, which is when they were corrected, as well as the period in which they originated. Management concluded that these errors are immaterial to the consolidated financial statements as a whole. In addition, we have corrected the classification of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income. Accordingly, reclassifications have been made on the consolidated statements of income information with respective to the periods presented below. Refer to note 2(ae) and 24 to the consolidated financial statements for details of these out-of-period adjustments and reclassifications.

Revenues

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Revenues

Wholesale	$69,391	$61,682	$59,733	12%	3%
Retail	$112,789	$78,866	$50,790	43%	55%

	$182,180	$140,548	$110,523	30%	27%

The increase in revenue from jewelry products for wholesale of $7,709,000 or 12% to $69,391,000 for the year ended December 31, 2011, compared to the year ended December 31, 2010, was primarily attributable to the increase in average selling price.

The increase in revenue from jewelry product for wholesale of $1,949,000 or 3% to $61,682,000 for the year ended December 31, 2010, compared to $59,733,000 for the year ended December 31, 2009, was primarily attributable to the increase in order quantity of 12%.

The Company’s retail business increased by $33,923,000 or 43% to $112,789,000 for the year ended December 31, 2011, compared to $78,866,000 for the year ended December 31, 2010. This increase was primarily due to the increase in number of ENZO retail stores, and better performance of individual stores and changes in its inventory mix. The Company opened 81 new stores, which are in better locations with better quality customers, and closed 12 of its less profitable stores. There was a weighted average of 167 ENZO retail stores in full operation for the year ended December 31, 2011 compared to a total of 112 ENZO retail stores at December 31, 2010.

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

Cost of Sales and Gross Profit

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Cost of sales and gross profit

Cost of sales

Wholesale	$54,483	$47,840	$46,899	14%	2%

% of revenues	79%	78%	79%

Retail	$38,208	$34,445	$22,467	11%	53%

% of revenues	34%	44%	44%

Total	$92,691	$82,285	$69,366	13%	19%

% of revenues	51%	59%	63%

Gross profit

Wholesale	$14,908	$13,842	$12,834	8%	8%

% of revenues	21%	22%	21%

Retail	$74,581	$44,421	$28,323	68%	57%

% of revenues	66%	56%	56%

Total	$89,489	$58,263	$41,157	54%	42%

% of revenues	49%	41%	37%

The gross profit margin of wholesale dropped 1% to 21% for the year ended December 31, 2011 from 22% for the year ended December 31, 2010. This was mainly attributable to correction of an out-of-period adjustment on calculations of the costs of finished goods in 2011.

The gross profit margin of wholesale increased to 22% for the year ended December 31, 2010 from 21% for the year ended December 31, 2009. This was attributable to more effective procurement of sourced raw materials at lower costs and consumption of inventory whose original costs were lower than market.

The gross profit margin of the ENZO retail operation increased to 66% for the year ended December 31, 2011 compared to 56% for the year ended December 31, 2010 and was attributable to more favorable changes of product mix, with the higher-margin color-stone jewelry accounted for a higher percentage of retail revenue.

The gross profit margin of the ENZO retail operation remained at 56% for the years ended December 31, 2010 and 2009.

Selling, General and Administrative Expenses

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Selling, general and administrative expenses

Wholesale	$11,791	$8,698	$9,948	36%	-13%
Retail	$59,822	$30,653	$22,577	95%	36%
Corporate	$1,479	$1,844	$1,777	-20%	4%

	$73,092	$41,195	$34,302	77%	20%

% of revenues	40%	29%	31%

Selling, general and administrative expenses increased by 77% for the year ended December 31, 2011, compared to the year ended December 31, 2010. For the wholesale business, the selling, general and administrative expenses increased by 36% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase was mainly attributable to payment to staff on restructure of factories of $2,127,000 and increase in other expenses, such as, charges for engagement of international accounting firm for advisory services. The expenses incurred by the retail business of $59,822,000, a 95% increase of the same for the year ended December 31, 2010, comprised advertising cost of $4,770,000 and other marketing campaign cost of $3,054,000 as the continuous effort to build up the ENZO brand in the market, rental cost of $25,573,000, staff cost of $17,421,000 which included $5,040,000 of commissions based on percentage of sales, and other expenses of $8,904,000. The increase was mainly related in the rental expenses, which was driven by higher sales due mainly to better product mix. The rental costs of more than 98% of the retail stores were based on contingent rents determined based on certain percentages of sales, and 89% of these stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.

Total selling, general and administrative expenses increased by 20% for the year ended December 31, 2010, compared to the year ended December 31, 2009. For the wholesale business, the selling, general and administrative expenses decreased by 13% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease was mainly attributable to decrease in staff cost of $731,000 and decrease in other expenses due to management’s cost-containment and corporate restructuring efforts in response to the global recession. The expenses incurred by the retail business of $30,653,000, a 36% increase from the year ended December 31, 2010, comprised advertising cost of $1,100,000, other marketing campaign cost of $1,166,000, rental cost of $14,283,000, staff cost of $9,323,000 which included $2,613,000 of commissions based on percentage of sales, and other expenses of $4,781,000. The increase was mainly related in the rental expenses, which was a result of higher sales. The rental costs of more than 94% of the retail stores were partially based on contingent rents determined based on certain percentages of sales, and 76% of these stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.

Net gain (loss) on derivatives

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Derivatives

Realized gain on derivatives	$68	$0	$0	N/A	N/A

	0%	0%	0%

Unrealized loss on derivatives	$0	$(476)	$0	-100%	N/A

	0%	0%	0%

Hedging
Realized loss on hedging activities	$0	$0	$(503)	N/A	-100%

% of revenues	0%	0%	0%

Net gain (loss) on derivatives and hedging activities	$68	$(476)	$(503)	-114%	-5%

% of revenues	0%	0%	0%

We have secured “gold loan” facilities with various banks in Hong Kong, which typically bear a below-market interest rate. Under the gold loan arrangements, we may defer the purchase of gold until such time as we decide appropriate, the price to be paid being the current market price at time of payment. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold.

We have hedged the fluctuations in the price of gold related to the gold loans by entering into contracts with financial institutions for the future purchase of gold. With the hedging mechanism in place, we have incurred on these derivatives realized gain of $68,000 for the year ended December 31, 2011, unrealized loss of $476,000 for the year ended December 31, 2010 and $nil for the year ended December 31, 2009; and $nil for the years ended December 31, 2011 and 2010, a realized loss of $503,000 for the year ended December 31, 2009, respectively on hedging activities.

While the hedging mechanism has been in place, we secured position of a net gain of $68,000 for the year ended December 31, 2011, net loss of $476,000 and $503,000 for the years ended December 31, 2010 and 2009 respectively, on derivative and hedging activities.

Depreciation (excluding charges included in costs of goods sold)

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Depreciation

Wholesale	$1,589	$619	$495	157%	25%

% of revenues	2%	1%	1%

Retail	$2,802	$1,720	$1,246	63%	38%

% of revenues	2%	2%	2%

Total	$4,391	$2,339	$1,741	88%	34%

% of revenues	2%	2%	2%

Depreciation of wholesale business increased by 157% to $1,589,000 for the year ended December 31, 2011 from $619,000 for the year ended December 31, 2010, which reflected amortization on the additions of plant and equipment during the year. Depreciation of retail business increased by 63% to $2,802,000 for the year ended December 31, 2011 from $1,720,000 for the year ended December 31, 2010, which reflected the amortization of the capital expenditures of renovations on the increased number of retail stores during the year.

Depreciation of wholesale business increased by 25% to $619,000 for the year ended December 31, 2010 from $495,000 for the year ended December 31, 2009, which reflected amortization on the additions of plant and equipment expenditures during the year. Depreciation of retail business increased by 38% to $1,720,000 for the year ended December 31, 2010 from $1,246,000 for the year ended December 31, 2009, which reflected the amortization of the capital expenditures of renovation on the increased number of retail stores during the year.

Interest cost

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Interest expenses

Wholesales	$685	$812	$811	-16%	0%

% of revenues	1%	1%	1%

Retail	$915	$166	$31	451%	435%

% of revenues	1%	0%	0%

Total	$1,600	$978	$842	64%	16%

% of revenues	1%	1%	1%

Interest expenses of wholesale business decreased by $127,000 or 16% to $685,000 for the year ended December 31, 2011, compared to the year ended December 31, 2010. This was primarily attributable to the maturity of a credit line of letters of credit granted by a bank for the wholesale business. Interest expenses of retail business increased by $749,000 or 451% to $915,000 for the year ended December 31, 2011, compared to the year ended December 31, 2010. This was primarily attributable to the utilization of new credit lines of letters of credit and term loans granted by the banks for the expansion of numbers of ENZO stores.

Interest expenses of wholesale business remained at the same level of $810,000 for the years ended December 31, 2010 and 2009. Interest expenses of retail business increased by $135,000 or 435% to $166,000 for the year ended December 31, 2010, compared to the year ended December 31, 2009. This was primarily attributable to the utilization of new credit lines of letters of credit, term loans and gold loans granted by the banks.

Income Taxes

				% Change
	Year ended December 31,			Years ended December 31,	Years ended December 31,
(in thousands)	2011	2010	2009	2011-2010	2010-2009
Income taxes expense

Wholesales	$653	$886	$171	-26%	418%

% of revenues	1%	1%	0%

Retail	$726	$1,991	$60	-64%	3218%

% of revenues	1%	3%	0%

Total	$1,379	$2,877	$231	-52%	1145%

% of revenues	1%	2%	0%

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

One of our subsidiaries in China is registered to be qualified as Foreign Investment Enterprises in China and is eligible for certain tax holidays and concessions. Accordingly, this Chinese subsidiary is exempt from Chinese income tax for two years starting from its first profit-making year, followed by a 50% reduction of tax for the next three years. As of December 31, 2011, the PRC income tax is calculated at the applicable rates relevant to this subsidiary, which currently is 12%.

For other subsidiaries in China, the prevailing corporate income tax rate is 25%. The prevailing corporate income rate is 24% for companies operating in special economic zones of China.

Income taxes of wholesale business included tax under (over) provision adjustment of $4,000, $1,000 and ($55,000) for the years ended December 31, 2011, 2010 and 2009, respectively, after the finalization of tax assessment for prior years. The benefits of deferred tax assets of $167,000 had been recognized for the year ended December 31, 2011 and $nil for each of the year ended December 31, 2010 and 2009.

Income taxes of retail business included tax (over) under provision adjustment of ($188,000), $49,000 and $nil for the years ended December 31, 2011, 2010 and 2009, respectively, after the finalization of tax assessment for prior years. The benefits of deferred tax assets of $1,852,000 had been recognized for the year ended December 31, 2011 and $nil for each of the year ended December 31, 2010 and 2009.

Inflation

We do not consider inflation to have had a material impact on our results of operations over the last three years.

Foreign Exchange

Approximately 38% and 56% of our sales are denominated in US Dollars and Renminbi respectively during 2011, whereas the other sales are mainly denominated in Hong Kong Dollars. The largest portion of our expenses is denominated in Renminbi, then Hong Kong Dollars, then US Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. As of December 31, 2011, the Company held non-deliverable forward contracts with a bank with total notional amount of US$1,000,000 to hedge its RMB exposures of operating cost in normal course of business.

Governmental economic and political policies and factors

For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 5 to 13.

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

Cash Flows

	Years ended December 31,
(in thousands)	2011	2010	2009
Net cash (used in) provided by operating activities	$(52,142)	$(16,131)	$2,061
Net cash used in investing activities	$(8,193)	$(9,088)	$(1,628)
Net cash provided by (used in) financing activities	$64,172	$25,355	$(2,883)
Effect of foreign exchange rate changes	$1,764	$1,630	$384
Net increase (decrease) in cash and cash equivalents	$5,601	$1,766	$(2,066)

Operating Activities:

Net cash provided by and used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.

For the year ended December 31, 2011, net cash used in operating activities was comprised of net income of $10,117,000, non-cash adjustment of $4,793,000 including adjustment of $4,741,000 for depreciation which has increased from prior year due to significant additions of property, plant and equipment for increased number of retail stores and a new office premise for retail business, and additions of plant and equipment for wholesale business, $2,437,000 for impairment loss on property, plant and equipment, loss of $250,000 on sales of securities, gain of $1,432,000 on valuation of loans dominated in HK dollars and US dollars, and gain of $1,923,000 on change in fair value of warrants and options liabilities.

For the year ended December 31, 2010, net cash used in operating activities was comprised of net income of $13,003,000, non-cash adjustment of $1,381,000 including adjustment of $2,779,000 for depreciation, $476,000 unrealized loss on derivatives, gain of $1,635,000 on disposal of property held for lease, gain of $258,000 on sales of securities and gain of $643,000 on valuation of loans dominated in HK dollars and US dollars.

Significant changes in assets and liabilities were as follows:

Trade receivables increased by $16,604,000 for the year ended December 31, 2011 mainly due to increase of 23% of sales during the last quarter of 2011 in comparison with the last quarter of 2010 in wholesale business which accounted for 38% of the increase, and the 19% increase of sales generated in retail business in the last two months of 2011 in comparison with the same period of 2010 which was collected by shopping malls as central cashiers accounted for 62% of the increase.

Trade receivables increased by $4,203,000 for the year ended December 31, 2010 were mainly due to the extended credit terms to wholesale customers which accounted for 19% of the increase, and the increased revenue generated in retail business in December 2010 than in December 2009 which was collected by shopping malls as central cashiers accounted for 81% of the increase.

Inventory balance increased by $63,153,000 and $26,527,000 for the years ended December 31, 2011 and 2010 respectively. The changes were mainly due to the build-up of inventories to support the increased number of retails stores and for coming rapid growth of retail business. There were 202 and 133 retail stores in operation as at December 31, 2011 and 2010 respectively.

Trade payables and other accruals increased by $18,735,000 and $923,000 for the years ended December 31, 2011 and 2010 respectively, which were mainly due to increased level of material purchases during the last quarter of 2011.

Investing Activities:

For the year ended December 31, 2011, net cash used in investing activities was for capital expenditures of $11,746,000, which was offset by the decrease in restricted cash of $4,143,000 resulted from retirement of a gold loan facility and continuous negotiation with banks for better terms during the year. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores and a new office premise for the retail business.

For the year ended December 31, 2010, net cash used in investing activities was for capital expenditures of $6,614,000 and increase in restricted cash of $4,584,000 to replace the disposed collateralized property held for lease, which was offset by the proceeds on disposal of property held for lease. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores for the retail business.

Our capital expenditures by category for the periods presented were:

	Years ended December 31,
(in thousands)	2011	2010	2009
Leasehold land & building	$1,871	$—	$—
Leasehold improvement	$6,365	$2,399	$1,376
Furniture, fixtures and equipment	$551	$370	$129
Plant and machinery	$2,734	$3,801	$62
Motor vehicles	$225	$44	$143

Total	$11,746	$6,614	$1,710

Financing Activities:

Net cash provided by financing activities for the year ended December 31, 2011 was $64,172,000, which included proceeds of $39,611,000 from the issuance of redeemable convertible preferred shares by its subsidiary to a consortium of investors for funding expenditures for new store openings, marketing expenses and general working capital related to expansion of retail business in the PRC, proceeds of $870,000 from the issuance of shares upon exercise of stock options, net proceeds of shareholder’s loan of $1,583,000 for general working capital of retail business, net increase of new loans offset by the repayment of matured bank loans of $8,076,000, increase in letter of credit and factoring of $17,420,000 and factoring to support the continued growth of the business.

Net cash provided by financing activities for the year ended December 31, 2010 was $25,355,000, which included proceeds of $12,210,000 from the issuance of shares in private placement, proceeds of $668,000 from the issuance of shares upon exercise of stock options, net increase of new loans offset by the repayment of matured bank loans of $4,546,000, increase in letter of credit and factoring of $5,397,000.

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

Letters of Credit, overdrafts and others:

	Years ended December 31,
(in thousands)	2011	2010	2009
Granted:
Letters of credit	$31,278	$14,249	$13,423
Factoring	$10,132	$10,901	$9,747
Bank overdrafts	$2,923	$2,923	$2,923

	$44,333	$28,073	$26,093

Utilized:
Letters of credit	$28,083	$13,704	$11,816
Factoring	$8,296	$5,174	$1,665
Bank overdrafts	$2,877	$2,879	$2,908

	$39,256	$21,757	$16,389

The letters of credit and bank overdrafts are denominated in HK dollars, US dollars and Renminbi, bear interest at the floating commercial bank lending rates in Hong Kong and China, and are renewable annually with the consent of the relevant banks.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Notes payable:

	Years ended December 31,
(in thousands)	2011	2010	2009
Notes payable, current portion	$13,215	$10,720	$5,551
Notes payable, non-current portion	$7,500	$1,621	$2,244

	$20,715	$12,341	$7,795

We have term loans classified under notes payable which are collaterized by the Group’s properties. These loans are denominated in HK dollars, US dollars and Renminbi, and bear interest at pre-fixed rates in Hong Kong and China upon withdrawal or upon renewal.

Gold Loan Facilities:

	Years ended December 31,
(in thousands)	2011	2010	2009
Gold loans outstanding (in $)	—	$2,661	—
Gold loans outstanding (in troy ounces)	—	2,283	—

Gold loan interest rate (per annum)	—	2.8%	—

We have also secured “gold loan” facilities with various banks in Hong Kong and China, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold. We have put in place mechanisms to hedge against such risks by entering into contracts with financial institutions for the future purchase of gold. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.

Looking Forward:

We anticipate that cash flow from operations, borrowings available under our existing credit line and our gold loan arrangement will be sufficient to satisfy our capital needs for 2012.

Impact of recently issued US GAAP accounting standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

a. Highest-and-best-use and valuation-premise concepts for nonfinancial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

b. Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

c. Premiums or discounts in fair value measure – the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity etc.) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest are not permitted in a fair value measurement.”

d. Fair value of an instrument classified in a reporting entity’s shareholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

e. Disclosures about fair value measurements – the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In June 2011, the FASB issued an authoritative pronouncement, Accounting Standards Update (“ASU”) 2011-05, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement. In December 2011, the FASB issued a further authoritative pronouncement, ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU2011-05. The amendments supersede changes to those paragraphs in Update 2011-05 that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect this update to have a material impact on its financial position, results of operations or cash flows as the impact only relate to presentation of the financial statements.

In September 2011, the FASB issued an authoritative pronouncement, which simplifies how entities test goodwill for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company does not expect this update to have a material impact on its financial position, results of operations or cash flows.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the effect of adoption of this pronouncement.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D.	TREND INFORMATION.

Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

As of December 31, 2011, we had the following known contractual obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	US$	US$	US$	US$	US$
Notes payable	20,715	13,215	5,000	2,500	—
Capital (Finance) Lease Obligations	31	31	—	—	—
Operating Lease Obligations	9,909	6,853	2,994	62	—
Purchase Obligations	3,178	3,178	—	—	—

Total	33,833	23,277	7,994	2,562	—

Notes payable were repayable by 48-60 monthly installments; each monthly installment included the principal amount and the interest accrued at each payment date. The expected maturities were during 2012 to 2015. Interest charges on these loans are pre-fixed at the beginning of each monthly installment, which ranged from 2.2% to 7.2% per annum as of December 31, 2011.

We had entered into finance lease agreements for the purchase of motor vehicles in 2006 and 2009. The financed amounts were $366,000 and $104,000, bearing interest at 3.25% to 3.5% and 3.5% per annum, respectively, and repayable in 60 monthly installments beginning in 2006, and repayable in 48 installments beginning in 2009, respectively. A minimum finance charge may be charged if we pay off all the balances early. As of December 31, 2011, the finance leases entered in 2006 had been retired.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT.

Our senior management and directors are as follows:

Name	Age	Position
Yu Chuan Yih	72	Chairman of the Board of Directors, President and Chief Executive Officer
Ka Man Au	47	Chief Operating Officer, Secretary and Director
Hon Tak Ringo Ng	52	Chief Financial Officer and Director
Hoi Tsun Peter Au	60	Senior Vice President
Andrew N. Bernstein	59	Independent Non-Executive Director
Xiang Xiong Deng	47	Independent Non-Executive Director
Jin Wang	41	Independent Non-Executive Director
Jieyun Yu	46	Independent Non-Executive Director

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

Mr. Ng has served as our chief financial officer since September 1997 and as one of our directors since May 1, 2001. Mr. Ng received his Bachelor of Science degree in civil engineering from the University of London in 1984 and his Master of Commerce in accounting and commercial administration from the University of New South Wales in 1994. From July 1994 through September 1997, he was an audit senior with Moores Rowland C.A., Certified Public Accountants. Mr. Ng is a certified practicing accountant of the Australian Society of CPAs.

Mr. Au has served as our senior vice president since 2008. He is primarily responsible for the formulation of strategy and execution of expansion of our retail business. Prior to joining us, Mr. Au was the founder and managing director of a Chinese manufacturer and distributor of electronic components. Prior to that, Mr. Au was the Asian region CFO for a worldwide advertising agency. He has extensive experience in strategic development and management, accounting and finance from his tenure at Ernst & Young. Mr. Au holds a Bachelor’s degree in Commerce from Concordia University and a Higher Diploma of Public Accounting from McGill University.

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

Mr. Wang was appointed as an independent non-executive director effective October 29, 2007. He serves as chair of the audit committee and a member of the nominating and compensation committees. Mr. Wang is currently vice president of the Shenzhen Shengwei Taxation Co. Ltd. and has held that position since January 2006. Before that, he served in a number of posts with responsibilities for financial management and auditing. These include Project Manager of the Audit Department at the accounting firm Shenzhen Changcheng (2004-2005), Assistant Financial Manager at Shenzhen Jinggong Design and Decoration Co. Ltd. (2003-2004) and Manager of the Finance Department at Jiaguo Trading (Shenzhen) Co. Ltd., a wholly owned subsidiary of Bank of China Group Investment Co. Ltd (1997-2003).

Ms. Yu was appointed as an independent non-executive director effective October 29, 2007. She serves on the audit and compensation committees. Ms. Yu is currently assistant manager of finance at the headquarters of the Bank of China Group Insurance Co. Ltd. and general manager of finance at the company’s Shenzhen Branch Office. She has held these positions since June 2003. Earlier, Ms. Yu served in finance management positions for Midland Realty (Shenzhen) Co. Ltd. (2001-2002), Intermost Corp. (1998-2001) and Guanghua Zhaori Production Co. Ltd. (1992-1998). Prior to these positions, she was a statistician and auditor (1998-2002) at the Shenzhen Culture Bureau.

B.	COMPENSATION.

The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended December 31, 2011 on an accrual basis, for services in all capacities, was $1,441,000. During the fiscal year ended December 31, 2011, we contributed an aggregate amount of $31,000 toward the pension plans of our directors and executive officers.

We entered into an employment agreement with Mr. Yu Chuan Yih, effective January 1, 2010, for a period of three years at an annual salary of $308,000, which has been revised to $519,000 for the year 2011. Mr. Yih’s remuneration package includes benefits with respect to an automobile. In addition, Mr. Yih is entitled to an annual management bonus of a sum to be determined by the compensation committee of the board of directors at its discretion, having regard for our operating results and the performance of Mr. Yih during the relevant financial year.

During the fiscal year ended December 31, 2009, we did not grant any options to any of our directors or executive officers, except as follows: on February 17, 2009, we granted the following executive officers and directors an aggregate of 1,340,000 options to acquire 1,340,000 shares subject to various vesting schedules at $0.60 per share at any time on or after February 17, 2010:

•	Mr. Yih - 900,000;

•	Ms. Au - 200,000;

•	Mr. Ng - 200,000; and

•	Mr. Deng - 40,000.

During the fiscal years ended December 31, 2010 and 2011, we did not grant any options to any of our directors or executive officers.

C.	BOARD PRACTICES.

We do not have any directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

We have established an audit committee, which currently consists of Xiang Xiong Deng, Jin Wang and Jieyun Yu. Its functions are to:

•	recommend annually to the board of directors the appointment of our independent public accountants

•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants

•	review and approve non-audit services of the independent public accountants

•	review compliance with our existing accounting and financial policies

•	review the adequacy of our financial organization

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with US federal and state laws relating to financial reporting

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

As of December 31, 2011, we employed approximately 3,200 persons on a full-time basis for our production of jewelry, gemstone cutting and polishing, and retailing. Approximately 70 of these people were our management and executive staff in Hong Kong, Macau and China. None of our employees is represented by a labor union and we believe that our employee relations are good.

E.	SHARE OWNERSHIP.

The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of March 31, 2012 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all executive officers and directors as a group.

As of March 31, 2012, we had 31,675,672 shares of our common stock issued and outstanding.

This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

The address for each person named below is c/o LJ International Inc., Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned
Yu Chuan Yih	3,434,353		10.8
Ka Man Au	585,629	(1)	1.8
Hon Tak Ringo Ng	625,000	(2)	2.0
Hoi Tsun Peter Au Andrew N. Bernstein	0 0		0 0
Xiang Xiong Deng	10,000	(3)		*
Jin Wang	0		0
Jieyun Yu	0		0
All directors and executive officers as a group (8 persons)	4,654,982		14.7

*	Represents less than 1% beneficial ownership

(1)	Includes options currently exercisable to acquire:

•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time through February 16, 2013

(2)	Includes options currently exercisable to acquire:

•	150,000 shares of common stock at $2.00 per share at any time until June 30, 2013

•	50,000 shares of common stock at $0.60 per share at any time through February 16, 2013

(3)	Represents options currently exercisable to acquire:

•	10,000 shares of common stock at $0.60 per share at any time through February 16, 2013

Our Stock Compensation Plans

We have adopted the following stock compensation plans as set forth below. The purpose of each plan was/is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors

•	provide additional incentive for them to promote our success and our business

•	encourage them to remain in our employ by providing them with an opportunity to benefit from any appreciation of our common stock through the issuance of stock options

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

As of March 31, 2012, 3,990,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:

•	a total of 10,000 stock options to purchase 10,000 shares at $2.00 per share through June 30, 2013, none of which stock options is held by our directors and executive officers as a group.

The 2003 Stock Compensation Plan

Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013.

As of March 31, 2012, 3,448,500 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:

•	a total of 379,500 stock options to purchase 379,500 shares at $2.00 per share through June 30, 2013, of which 300,000 stock options are held by our directors and executive officers as a group.

The 2005 Stock Compensation Plan

Effective July 1, 2005, we adopted and approved the 2005 Stock Compensation Plan, which our shareholders approved on September 26, 2005. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2015.

As of March 31, 2012, 3,895,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:

•	a total of 105,000 stock options to purchase 105,000 shares at $0.40 per share through various expiration dates, none of which stock options is held by our directors and executive officers as a group.

The 2008 Stock Compensation Plan

Effective August 8, 2008, we adopted and approved the 2008 Stock Compensation Plan, which our shareholders approved on November 14, 2008. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in August 2018.

As of March 31, 2012, 2,844,000 options had been exercised and the following options to purchase shares of our common stock under the plan were outstanding:

•

a total of 1,156,000 stock options to purchase 1,156,000 shares at $0.60 per share through various expiration dates, of which 220,000 stock options are held by our directors and executive officers as a group.

Other Options and Warrants Outstanding

As of March 31, 2012, no additional options and warrants to purchase shares of our common stock were outstanding.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

As of March 31, 2012, we had 189 record holders of our common stock. Of the 31,675,672 shares outstanding as of March 31, 2012, 30,130,559 shares were held by CEDE & Co.

To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

Certain of our banking facilities are collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of $53,560,000 as of December 31, 2011. Mr. Yih has not received any additional compensation or consideration from us in return for his personal guarantees.

During the fiscal year ended December 31, 2011, we leased certain of our office and quarters from an entity of which one of our directors serves as a director in the amount of $231,000. We believe that the lease rates are fair and reasonable and are based on comparable fair market values.

We paid Andrew N. Bernstein, P.C., the law firm of which Andrew N. Bernstein, one of our directors, is the sole shareholder, for legal services rendered to us during the fiscal year ended December 31, 2011 the amount of $193,600. In addition, Mr. Bernstein received an annual fee of $12,000 during the fiscal year ended December 31, 2011 for his service as one of our independent non-executive directors.

During the fiscal year ended December 31, 2011, we obtained loans of $2,438,000 from a shareholder and repaid $855,000. As of December 31, 2011, we had an outstanding balance of $1,583,000 due to the shareholder.

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

Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “JADE.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2007	$12.86	$2.18
Year ended December 31, 2008	$5.45	$0.37
Year ended December 31, 2009	$3.94	$0.47

Year ended December 31, 2010	$5.64	$2.22
Year ended December 31, 2011	$4.17	$1.87

Quarter ended March 31, 2010	$3.03	$2.22
Quarter ended June 30, 2010	$3.00	$2.45
Quarter ended September 30, 2010	$3.87	$2.46
Quarter ended December 31, 2010	$5.64	$3.53
Quarter ended March 31, 2011	$4.17	$3.39
Quarter ended June 30, 2011	$4.08	$3.05
Quarter ended September 30, 2011	$3.37	$2.27
Quarter ended December 31, 2011	$2.79	$1.87
Quarter ended March 31, 2012	$2.43	$1.93

Month ended September 30, 2011	$2.85	$2.50
Month ended October 31, 2011	$2.79	$2.33
Month ended November 30, 2011	$2.71	$2.01
Month ended December 31, 2011	$2.32	$1.87
Month ended January 31, 2012	$2.37	$1.93
Month ended February 29, 2012	$2.40	$2.23
Month ended March 31, 2012	$2.43	$2.17

B.	PLAN OF DISTRIBUTION.

Not applicable.

C.	MARKETS.

Our common stock has been listed and quoted for trading on The Nasdaq Global Market (formerly The Nasdaq National Market) since April 15, 1998.

D.	SELLING SHAREHOLDERS.

Not applicable.

E.	DILUTION.

Not applicable.

F.	EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.	SHARE CAPITAL.

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

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

On April 13, 2011, LJ International Inc. entered into a definitive agreement for a private placement of shares of Enzo Jewelry Inc. (“ENZO”), its indirect wholly-owned subsidiary, with a consortium of investors (the “Investors”) led by the private equity firms FountainVest Partners and Spring Capital Asia. The transaction was completed and closed on May 3, 2011. Under the terms of the agreement, the Investors made an initial investment of US$41.38 million, including an investment of US$31.40 million in newly issued ENZO shares and an acquisition of existing shares of ENZO from Enzo International Holdings Limited which is a wholly-owned subsidiary of LJ International Inc. in the amount of US$9.98 million. In aggregate, the Investors hold approximately 28.27% of ENZO’s total issued share capital after giving effect to the transaction, which was in the form of a newly created class of redeemable convertible preferred shares.

As part of the transaction, the Investors also received certain rights to make a further investment of approximately US$25.88 million to acquire up to 10.35% of ENZO. The Company also agreed to appoint Investor representatives to ENZO’s board of directors. Based on the terms of the agreement, the parties intend to enhance shareholder value by spinning off the ENZO retail jewelry division through an initial public offering of ENZO on an international stock exchange in the future.

For more information regarding this transaction, please refer to the forms of the definitive transaction documents which were filed as Exhibits to our Report on Form 6-K which we filed with the U.S. Securities and Exchange Commission on April 14, 2011 and which are incorporated herein as Exhibits 4.2 through 4.5 to this annual report.

Except as set forth above, we did not enter into any other material contracts for the years ended December 31, 2010 and 2011.

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

United States Federal Income Taxation

The following discussion addresses only the material US federal income tax consequences to a US person, defined as a US citizen or resident, a US corporation, a US partnership or an estate or trust subject to US federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a US person only if:

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

A holder of common stock may be subject to “backup withholding” at the rate of 28% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a US broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our interest rate risk arises primarily from bank borrowings at variable rates and bank deposits that expose us to fair value interest rate risk and cash flow interest rate risk. We currently do not have any interest rate hedging policy and have not historically used any derivative financial instruments to manage our interest risk exposure. Our management monitors our interest rate profile and will consider hedging interest rate should there be a need.

In 2009, 2010 and 2011, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our profit for the year by US$7,000, US$10,000 and US$24,000, respectively.

Credit Risk

Our credit risk is primarily attributable to trade, cash and cash equivalents, prepayments and other current assets and restricted cash. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 13%, 30% and 25% of our trade receivables as of December 31, 2009, 2010 and 2011, respectively, was due from our five largest customers.

To mitigate our credit risk on trade receivables, we have purchased trade credit insurance to insure 85% of the invoiced amount for all of our export sales, which includes our five largest customers.

Currency Risk

We are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in Renminbi. The exchange rate of the Renminbi with the U.S. dollars, is affected by, among other things, China’s political and economic conditions. See “Item 3 Risk Factors—Fluctuations in exchange rates may have a material adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position. Based on the amount of our cash denominated in Renminbi as of December 31, 2009, 2010 and 2011, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of US$204,000, US$113,000 and US$177,000 in our exchange losses, respectively.

The functional currency of the Company and its subsidiaries in the BVI is United States dollars (US$), while the functional currency of its subsidiaries in HK and the PRC is US$ and Renminbi respectively. The reporting currency of the Company is US$. All transactions in currencies other than U.S. dollar during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Fluctuations in exchange rates may also affect our balance sheet.

See “Item 3. Risk Factors—Fluctuations in exchange rates may have a material adverse effect on your investment.” for a discussion of currency risk and the hedging transactions we entered into to reduce our exposure to exchange rate fluctuations.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements to ensure that we maintain sufficient reserve of cash and adequate committed lines of funding from major banks and financial institutions to meet our liquidity requirements in the short and long terms. We also monitor the utilization of bank borrowings. We are exposed to liquidity risk to the extent we have insufficient cash or other source of funding to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable and to satisfy our expansion plan in retail business in China.

For additional discussions of our market risks, see “Item 3—Key Information—Risk Factors.”

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

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal controls over financial reporting as of December 31, 2011.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Limited, has issued its attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 and 3 of this annual report on Form 20-F.

(c) Changes in internal control over financial reporting.

In performing our assessment of internal control over financial reporting for fiscal year ended December 31, 2010, management had identified a material weakness in our internal control over financial reporting. The material weakness identified related to insufficient number of U.S. GAAP qualified accounting and finance personnel. Accordingly, management believed that this lack of U.S. GAAP experience constituted a material weakness.

At that time, we indicated that we intended to adopt International Financial Reporting Standards (“IFRS”) and interpretations approved by the International Accounting Standards Board rather than U.S. GAAP as soon as practicable thereafter. However, we currently believe that it would be beneficial to our shareholders, investors and other financial statement readers in the U.S. capital markets that our financial statements continue to be prepared in accordance with U.S. GAAP. Therefore, after weighing the costs and benefits of adopting IFRS in fiscal year 2011, we have decided to delay our adoption of IFRS.

We have undertaken remedial steps to address the material weakness, including engaging external professionals since September 2011 with experience in U.S. GAAP and SEC reporting from a public accounting firm, to assist us in analyzing transactions and accounting issues under U.S. GAAP, support in understanding and to comply with disclosure requirements for financial reporting, and analyze impact of newly issued accounting standards on our financial statements. They have also provided knowledge transfer and training to our financial reporting personnel and our Chief Financial Officer on the application of U.S. GAAP specifically to our business environment and transactions throughout the engagement.

Since August 2011, we have also engaged the public accounting firm to review our internal controls and their design effectiveness of U.S. GAAP financial reporting, perform tests of effectiveness, and provide recommendations to improve our internal controls over financial reporting in time to comply with the management assessment requirements of Section 404 of the Sarbanes-Oxley Act (“SOX 404”) for the fiscal year ended December 31, 2011.

With the support and assistance from external professionals and the participation of our senior management, we have formed a taskforce led by senior management members, including our Chief Financial Officer, in pursuing compliance with the requirements under US GAAP and SOX 404 and are committed to continuously undertaking measures to improve our internal control over financial reporting. These measures included, but were not limited to, continuously strengthening our knowledge of U.S. GAAP and resources, improving our financial statement closing and reporting process and procedures, and developing and strengthening our internal audit functions. Our Audit Committee has also provided oversight and supervision during our remediation process. We consider that the mitigating controls as described above have been effective for a sufficient period to allow management to test such controls and conclude on their effectiveness. Accordingly, management determined that the applicable controls were effectively designed and operating so as to enable management to conclude the aforementioned material weakness has been remediated and that our internal controls over financial reporting as of December 31, 2011 were effective.

Disclosed above are the remedial measures which were considered changes in our internal controls over financial reporting identified in connection with the evaluation that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees.

Gruber & Company, LLC (“Gruber”) was our principal accountant for the audit of our financial statements for the fiscal years ended December 31, 2009 and 2010.

Deloitte Touche Tohmatsu CPA Limited (“Deloitte”) was our principal accountant for the audit of our financial statements for the fiscal year ended December 31, 2011.

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountants for the audits of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were: Gruber - US$290,000 for the fiscal year ended December 31, 2010; and Deloitte - US$1,228,000 for the fiscal year ended December 31, 2011.

(b) Audit - Related Fees.

The following fees were billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item for the fiscal years ended December 31, 2010 and 2011, respectively: Gruber - 2010 - US$0; and Deloitte - 2011 - US$0.

(c) Tax Fees.

The following fees were billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning: Gruber - 2010 - US$0; and Deloitte - 2011 - US$0 .

(d) All Other Fees.

The following fees were billed in each of the last two fiscal years for products and services provided by our principal accountants, other than the services reported in paragraphs (a) through (c) of this Item for the fiscal years ended December 31, 2010 and 2011, respectively: Gruber - 2010 - US$0; and Deloitte - 2011 - US$149,000.

(e) Audit Committee Pre-Approval Policies and Procedures.

To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our current auditor, Deloitte Touche Tohmatsu CPA Limited, may provide.

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

Our audit committee approved the engagement of Deloitte Touche Tohmatsu CPA Limited as our principal accountant to render audit and non-audit services before Deloitte Touche Tohmatsu CPA Limited was engaged by us.

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

We did not repurchase any of our shares of common stock during the fiscal year ended December 31, 2011.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Resignation by Former Principal Accountant

On August 23, 2011, Gruber & Company, LLC resigned as the Company’s independent registered public accounting firm.

The decision to change independent registered public accounting firm was recommended by our board of directors and approved by our audit committee on August 23, 2011. We reported the change in independent registered public accounting firm on Form 6-K furnished to the SEC on August 26, 2011.

The audit report of Gruber & Company, LLC on our consolidated financial statements of the fiscal years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, or nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and any subsequent interim period preceding the resignation, we did not have any disagreements with Gruber & Company, LLC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Gruber & Company, LLC, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

During the fiscal year ended December 31, 2010 and through August 23, 2011, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. We provided a copy of this disclosure to Gruber & Company, LLC and requested that Gruber & Company, LLC furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Gruber & Company, LLC addressed to the SEC, dated April 25, 2012, is filed as Exhibit 15.1.

(b) Engagement of New Principal Accountant

On August 23, 2011, we appointed Deloitte Touche Tohmatsu CPA Limited (“Deloitte”), as our independent registered public accounting firm. During the fiscal year ended December 31, 2010 and through August 23, 2011, neither we nor anyone on our behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Deloitte provided to us a written report or oral advice that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Gruber & Company, LLC, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements for the years ended December 31, 2009, 2010 and 2011 are being filed as part of this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm as of December 31, 2009 and for the years ended December 31, 2010 and 2009

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009.

Notes to the Consolidated Financial Statements.

Schedule I – LJ International Inc. Condensed Financial Information as of December 31, 2011, 2010 and 2009

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009.

All other schedules are omitted, as required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

LJ INTERNATIONAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LJ International Inc.

We have audited the accompanying consolidated balance sheets of LJ International Inc. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2011. Our audit also included the financial statement schedules in Schedule I and II. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements, financial statement schedules and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company‘s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company‘s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company‘s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LJ International Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DELOITTE TOUCHE TOHMATSU CPA LTD.

Shenzhen, China

April 23, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

LJ International Inc.

We have audited the accompanying consolidated balance sheets of LJ International Inc. and subsidiaries (the Company) as of December 31, 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. Our audits also included the financial statements Schedule I and II for each of the two year periods ended December 31, 2010. These consolidated financial statements and the financial statements Schedule I and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statements Schedule I and II based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LJ International Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of LJ International Inc.’s internal control over financial reporting as of December 31, 2010 included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Gruber & Company, LLC

Gruber & Company, LLC

Lake Saint Louis, Missouri

March 16, 2011 (except for the effect of Note 24 and Schedule I for which the date is April 23, 2012)

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

		As of December 31,
	Notes	2011	2010
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		18,649	13,048
Restricted cash	10	6,866	11,009
Trade receivables, net of allowance for doubtful accounts (December 31, 2011: US$3; December 31, 2010: US$1,439)		42,808	25,889
Available-for-sale securities	2(q)	2,050	2,344
Inventories	4	173,391	107,666
Derivatives	2(s)	15	—
Deferred tax assets	11	1,108	—
Prepayments and other current assets	5	8,958	3,635

Total current assets		253,845	163,591
Non-current assets
Properties held for lease, net	6	398	419
Property, plant and equipment, net	7	14,704	10,115
Investments in life insurance contracts	2(ac)	445	—
Deferred tax assets	11	1,083	111
Goodwill, net	8	1,521	1,521

Total non-current assets		18,151	12,166

Total assets		271,996	175,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	10	2,877	2,879
Notes payable	10	13,215	10,720
Capitalized lease obligation, current portion	12	30	48
Letters of credit, gold loan and others	10	36,379	21,539
Shareholder’s loan	20	1,583	—
Derivatives	2(r)	—	571
Warrants and options liabilities	17	2,086	—
Trade payables and other accruals	9	43,678	24,727
Income taxes payable		3,478	2,255
Deferred tax liabilities	11	306	268

Total current liabilities		103,632	63,007
Non-current liabilities
Notes payable	10	7,500	1,621
Capitalized lease obligation	12	—	30

Total non-current liabilities		7,500	1,651

Total liabilities		111,132	64,658

Redeemable convertible preferred shares of a subsidiary, par value US$0.01 each, 1 million shares authorized; 359,826 shares issued and outstanding as of December 31, 2011	17	42,030	—

Commitments and contingencies	13
Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized; 30,607,672 and 29,153,672 shares issued and outstanding as of December 31, 2011 and 2010	14	306	292
Additional paid-in capital		70,953	69,941
Accumulated other comprehensive income		3,857	837
Retained earnings		43,524	39,851

Total LJ International Inc. shareholders’ equity		118,640	110,921
Noncontrolling interests		194	178

Total shareholders’ equity		118,834	111,099

Total liabilities and shareholders’ equity		271,996	175,757

The accompanying notes form an integral part of these consolidated financial statements.

LJ INERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

	Notes	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
		US$	US$	US$
Operating revenue	2(e)	182,180	140,548	110,523
Costs of goods sold		(92,691)	(82,285)	(69,366)

Gross profit		89,489	58,263	41,157
Operating expenses
Selling, general and administrative expenses		(73,092)	(41,195)	(34,302)
Net gain (loss) on derivatives	2(k),23	68	(476)	(503)
Depreciation		(4,391)	(2,339)	(1,741)
Impairment loss of long-lived assets	2(p)	(2,437)	—	—

Operating income		9,637	14,253	4,611
Interest income		354	69	147
Change in fair value of warrants and options liabilities	2(r),23	1,923	—	—
Exchange gain		1,432	643	—
(Loss) gain on sales of available-for-sale and held for sale securities		(250)	258	—
Gain on disposal of property held for lease		—	1,635	—
Interest expenses		(1,600)	(978)	(842)

Income before income taxes and noncontrolling interests		11,496	15,880	3,916
Income taxes expense	11	(1,379)	(2,877)	(231)

Net income		10,117	13,003	3,685
Net (income) loss attributable to noncontrolling interests		(16)	(9)	4

Net income attributable to LJ International Inc.		10,101	12,994	3,689
Deemed dividend to redeemable convertible preferred shares of a subsidiary	17	(6,428)	—	—

Net income attributable to common shareholders of LJ International Inc.		3,673	12,994	3,689

Earnings per share:
Basic	18	0.07	0.51	0.16

Diluted	18	0.07	0.49	0.15

The accompanying notes form an integral part of these consolidated financial statements.

LJ INERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Cash flows from operating activities:
Net income	10,117	13,003	3,685
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment and properties held for lease	4,741	2,779	2,197
Impairment loss on property, plant and equipment	2,437	25	137
Unrealized (gain) loss on derivatives	(68)	476	—
Loss (gain) on sales of securities	250	(258)	—
Gain on disposal of property held for lease	—	(1,635)	—
Loss (gain) on disposal and write-off of property, plant and equipment	29	(60)	(142)
Change in cash value of life insurance contracts	122	—	—
Exchange gain	(1,432)	(643)	—
Allowance for (reversal of) doubtful debts	178	(7)	(231)
Write down of excess and obsolete inventory	303	262	—
Change in fair value of warrants and options liabilities	(1,923)	—	—
Stock-based compensation expenses	156	442	1,043
Changes in operating assets and liabilities:
Trade receivables	(16,604)	(4,203)	(878)
Inventories	(63,153)	(26,527)	(4,764)
Prepayments and other current assets	(5,195)	(1,774)	165
Deferred tax assets	(2,057)	—	—
Trade payables and other accruals	18,735	923	1,172
Income taxes payable	1,184	1,066	(323)
Deferred taxes payable	38	—	—

Net cash (used in) provided by operating activities	(52,142)	(16,131)	2,061

Cash flows from investing activities:
Decrease (increase) in restricted cash	4,143	(4,584)	68
Purchases of available-for-sale securities	(5,000)	(2,369)	—
Proceeds from sales of available-for-sale securities	4,920	2,369	—
Purchases of held for sale securities	(32,447)	—	—
Proceeds from sales of held for sale securities	32,457	—	—
Purchases of property, plant and equipment	(11,746)	(6,614)	(1,710)
Purchases of investments in life insurance contracts	(567)	—	—
Proceeds from disposals of property held for lease	—	1,921	—
Proceeds from disposals of property, plant and equipment	47	189	14

Net cash used in investing activities	(8,193)	(9,088)	(1,628)

LJ INERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Cash flows from financing activities:
(Decrease) increase in bank overdrafts	(2)	(29)	184
Proceeds from issuance of ordinary shares upon exercise of stock options	870	668	355
Net proceeds from issuance of redeemable convertible preferred shares of a subsidiary	39,611	—	—
Net proceeds from issuance of shares in private placement	—	12,210	—
Proceeds from notes payable	32,733	21,931	30,956
Repayment of notes payable	(24,657)	(17,385)	(34,366)
Proceeds from a gold loan	—	2,661	—
Repayment of a gold loan	(3,338)	—	—
Repayment of capitalized lease obligation	(48)	(98)	(109)
Increase in letters of credit and factoring	17,420	5,397	97
Proceeds from shareholder’s loan	2,438	—	—
Repayment of shareholder’s loan	(855)	—	—

Net cash provided by (used in) financing activities	64,172	25,355	(2,883)

Effect of foreign exchange rate changes on cash and cash equivalents	1,764	1,630	384

Net increase (decrease) in cash and cash equivalents	5,601	1,766	(2,066)
Cash and cash equivalents at beginning of year	13,048	11,282	13,348

Cash and cash equivalents at end of year	18,649	13,048	11,282

Supplemental disclosure information:
Interest paid	1,598	978	842
Income taxes paid	4,854	1,811	555

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	—	—	104
Deemed dividends to preferred shareholders of a subsidiary	6,428	—	—

The accompanying notes form an integral part of these consolidated financial statements.

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		LJ International Inc. Shareholders’ Equity
		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total	Comprehensive Income attributable to LJ International Inc.	Comprehensive Income (loss) attributable to noncontrolling interest	Total Comprehensive income
	Notes	Number of shares	Par value
			US$	US$	US$	US$	US$	US$	US$	US$	US$
					(Note 2(z))
Balance as of January 1, 2009		22,911,172	229	55,286	(354)	23,168	756	79,085	—	—	—
Forfeiture of subsidiary shares sold to noncontrolling interest		—	—	—	—	—	(583)	(583)	—	—	—
Net income		—	—	—	—	3,689	(4)	3,685	3,689	(4)	3,685
Foreign currency translation adjustments		—	—	—	384	—	—	384	384	—	384
Unrealized holding gain in available-for-sale securities	23	—	—	—	72	—	—	72	72	—	42
Issuance of common stock upon exercise of stock options	14(a)(iii)	857,500	9	346	—	—	—	355	—	—	—
Stock-based compensation	2(t), 16	—	—	1,043	—	—	—	1,043	—	—	—

Balance as of December 31, 2009		23,768,672	238	56,675	102	26,857	169	84,041	4,145	(4)	4,141

Net income		—	—	—	—	12,994	9	13,003	12,994	9	13,003
Foreign currency translation adjustments		—	—	—	1,010	—	—	1,010	1,010	—	1,010
Unrealized holding loss in available-for-sale securities	23	—	—	—	(17)	—	—	(17)	(17)	—	(17)
Realized gain on sale of available-for-sale securities		—	—	—	(258)	—	—	(258)	(258)	—	(258)
Issuance of common stock on private placement	14(a)(ii)	4,000,000	40	12,170	—	—	—	12,210	—	—	—
Issuance of common stock upon exercise of stock options	14(a)(iii)	1,385,000	14	654	—	—	—	668	—	—	—
Stock-based compensation	2(t), 16	—	—	442	—	—	—	442	—	—	—

Balance as of December 31, 2010		29,153,672	292	69,941	837	39,851	178	111,099	13,729	9	13,738

Net income		—	—	—	—	10,101	16	10,117	10,101	16	10,117
Foreign currency translation adjustments		—	—	—	3,111	—	—	3,111	3,111	—	3,111
Unrealized holding loss in available-for-sale securities	23	—	—	—	(374)	—	—	(374)	(374)	—	(374)
Deferred tax adjustment on unrealized holding loss		—	—	—	23	—	—	23	23	—	23
Realized loss on sale of available-for-sale securities		—	—	—	260	—	—	260	260	—	260
Deemed dividend to redeemable preferred shareholders of a subsidiary	17	—	—	—	—	(6,428)	—	(6,428)	—	—	—
Issuance of common stock upon exercise of stock options	14(a)(iii)	1,454,000	14	856	—	—	—	870	—	—	—
Stock-based compensation	2(t), 16	—	—	156	—	—	—	156	—	—	—

Balance as of December 31, 2011		30,607,672	306	70,953	3,857	43,524	194	118,834	13,121	16	13,137

The accompanying notes form an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

LJ International Inc. (“LJI”) and its subsidiaries (collectively referred to as the “Company”) are principally involved in the design, manufacture, marketing and sale of precious and color gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People's Republic of China (the “PRC”) and most of its wholesale sales are currently to the United States of America (the “US”). The retail stores are located in the PRC, Hong Kong and Macau. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for lease.

As of December 31, 2011, details of the Company’s major subsidiaries are as follows:

Name of subsidiary	Place of establishment and operation	Percentage of ownership	Principal activities
Enzo International Holdings Limited	British Virgin Islands (“BVI”)	100%	Investment holding
Enzo Jewelry Inc.	British Virgin Islands (“BVI”)	100%	Investment holding
Wheels Bound Investments Limited	British Virgin Islands (“BVI”)	100%	Investment holding
Lorenzo Jewelry Limited	Hong Kong	100%	Wholesale
Lorenzo Crystal Ltd.	Hong Kong	100%	Retail
Lorenzo (Shenzhen) Co., Ltd.	PRC	100%	Retail
Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd.	PRC	100%	Manufacturing
Shanghai Enzo Diamond Co., Ltd.	PRC	100%	Trading
Shanghai Wanmei Jewelry Co., Ltd.	PRC	100%	Retail
Wonderful Jewelry (Shenzhen) Co., Ltd.	PRC	100%	Retail

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of LJI and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

(c)	Uses of estimates

The preparation of the consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying note disclosures. Significant estimates and assumptions include the valuation for impairment of property, plant and equipment, valuation allowance for receivables, write down of excess and obsolete inventories, uncertain tax position, deferred income tax asset and liabilities, valuations of warrants and options liabilities. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Goodwill

The excess of the purchase considerations over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner to accounting for a business combination with allocation of the assessed fair value to all of the assets and liabilities of that reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

The Company performed its annual impairment review of goodwill on December 31st of each year, and has not recorded any impairment losses for the years ended December 31, 2011, 2010 and 2009.

(e)	Revenue recognition

(i)	Product sales

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

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as an asset or a liability in the consolidated balance sheets until it is paid to the authorities.

(ii)	Rental income

Rental income under operating lease is recognized in the consolidated statements of income in equal installments over the period covered by the lease term and included in operating revenue.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Revenue recognition (Continued)

(iii)	Other income (loss)

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Change in fair values of derivatives, warrants and options liabilities arise from the annual re-measurement are recognized as gain or loss in the consolidated statement of income.

Exchange gain primarily relates to conversion of loans made to the PRC subsidiaries which are denominated in US dollars and HK dollars, short-term in nature and are repayable in full on demand.

Gain (loss) on sales of available-for-sale and held for sale securities is realized and recognized in the consolidated statements of income when the securities are sold.

Gain on disposal of property held for lease is realized and recognized in the consolidated statements of income when the property is sold.

Operating revenue represents:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Product sales	190,626	144,879	115,599
Rental income	113	79	100

	190,739	144,958	115,699
Less: Sales return allowance	(8,559)	(4,410)	(5,176)

	182,180	140,548	110,523

(f)	Cost of goods sold

Cost of goods sold primarily consists of cost of raw materials, direct labor, manufacturing overhead which includes depreciation expenses of plant and machinery.

(g)	Sales return reserve

The Company has allowed sales returns and its sales generally include specified return policy for certain customers. The Company reserves for sales returns as a reduction of revenue at the time the operating revenue is recognized based on historical sales return experience and agreed terms of sales return stated in the contracts with certain specific customers.

(h)	Shipping and handling costs

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$2,547, US$1,661 and US$1,548 for the years ended December 31, 2011, 2010 and 2009 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Advertising and promotion costs

Advertising and promotion expenses are included in selling, general and administrative expenses and are generally expensed when incurred. Advertising costs were US$4,911, US$1,376 and US$815 for the years ended December 31, 2011, 2010 and 2009 respectively.

(j)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to LJI International Inc. common shareholders by the weighted average number of ordinary shares outstanding during the year. The Company has determined that its convertible preference shares of its subsidiary, Enzo Jewelry Inc. (“ENZO”) participate in undistributed earnings on the same basis as the ordinary shares of ENZO. The effect on the consolidated earnings per share of the preferred shares issued by ENZO has been included in computing ENZO’s earnings per share data using the two-class method. Under this method, net income attributable to ENZO common shareholders is allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share of ENZO is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The basic and diluted earnings per share of ENZO is then included in the consolidated earnings per share computations of the Company based on the consolidated group's holding of the ENZO’s securities. The consolidated diluted earnings per share of the Company reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, which also include the potential dilutive effect of the preferred shares of ENZO if they are converted into the Company's ordinary shares through the flip-over option (note 17).

(k)	Fair value of financial instruments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Financial instruments include cash and cash equivalents, restricted cash, trade receivables, trade and other payables, derivatives, available-for-sale securities, investments in life insurance contracts, bank overdrafts, notes payable, letter of credit, gold loan, shareholder’s loan, warrants and options liabilities and convertible redeemable preferred shares of ENZO. The carrying values of these financial instruments, other than derivatives, available-for-sale securities, investments in life insurance contracts, convertible redeemable preferred shares of ENZO, and warrants and options liabilities approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares of ENZO were initially recorded at issue price net of issuance costs and the fair value of the warrants and option liabilities bifurcated at issuance date. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period (note 17). The warrants and option issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. The Company with the assistance of independent third party valuation firm determined the fair values of the convertible redeemable preferred shares, warrants and option liabilities (note 17).

The carrying values of notes payable approximate their fair values as the interest rates on these loans are reset at each month based on prevailing market interest rates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Fair value of financial instruments - continued

Level 1—Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2—Include other inputs other than quoted market prices that are directly or indirectly observable in active markets.

Level 3—Unobservable inputs which are supported by little or no market activity.

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See note 23, “Fair Value of Financial Instruments”, for further details.

(l)	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on trade receivables are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its trade receivable portfolio and purchases trade credit insurance to cover the risk of collectibilities on receivables related to its wholesale business. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data.

The Company reviews its allowance for doubtful accounts regularly. The Company’s general credit terms are ranges from 30 days to 90 days for its wholesale customers. The receivables related to its retail business are primarily reimbursements from mall operators in the PRC where the Company’s retail shops are located, such mall operators will collect the sales proceeds from the Company’s customers on behalf of the Company upon purchases with remittance term ranges from 30 days to 60 days. Past due balances over 120 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote, and charged in selling, general and administrative expenses on the consolidated statements of income. The Company does not have any off-balance-sheet credit exposure related to its customers, except for outstanding bills discounted with banks (note 10), that are subject to recourse for non-payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Inventories

Inventories are stated at the lower of cost and market. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, including inbound freight charges, purchasing and receiving cost, inspection costs and internal transfer costs, is calculated using the weighted average costing method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregularities and slow moving inventory, and which are charged to cost of goods sold. In case of inventory which has been written down below cost at the close of a fiscal year, such reduced amount forms a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. The Company estimates the amount of impairment write-down on the basis of its assessment of the inventory's net realizable value based upon current market conditions and historical experience.

(n)	Properties held for lease

Properties held for lease are carried at cost, less accumulated depreciation and accumulated impairment loss. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Rental income from these properties is recorded on a monthly basis in accordance with the lease terms.

(o)	Property, plant and equipment (“PPE”) and depreciation

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

Depreciation on PPE is calculated by using the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the related assets at the following annual rates:

Leasehold land and buildings	shorter of 2% or over the term of leases
Leasehold improvement	shorter of 10% or the term of leases
Furniture, fixtures and equipment	20% to 50%
Plant and machinery	5% to 10%
Motor vehicles	10% to 20%

Depreciation on PPE attributable to manufacturing activities is capitalized as part of inventory, and depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the years ended December 31, 2011, 2010 and 2009 were US$4,741, US$2,779 and US$2,197 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Impairment of long-lived assets

The Company evaluates its long-lived assets, such as property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

In 2011, certain long-lived assets in the manufacture and wholesale segment are not expected to be used for the next 12 months, and no future cash inflows or earnings from the usage of these long-lived assets are expected. Accordingly, the long-lived assets were determined to be not recoverable and an impairment loss of US$2,324 was recognized. No impairment loss was recognized for the years ended December 31, 2010 and 2009.

(q)	Available-for-sale securities

The Company classifies its investment fund as available-for-sale securities. The fund is of current nature and the market to trade is readily available, except it is restricted and secures obligations under trade credit banking facilities. Investments classified as available for sale securities are reported at fair values at the end of each reporting period. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported in other comprehensive income until realized. The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. Gains and losses on sales of securities are computed on a specific identification basis. Available-for-sale securities comprise:

	As of December 31,
	2011	2010
	US$	US$
Quoted investment fund, at cost	2,189	2,369
Gross unrealized losses	(139)	(25)

Fair value of available-for-sale securities	2,050	2,344

As of December 31, 2011

	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$	US$	US$	US$	US$	US$
Quoted investment fund	930	70	1,120	69	2,050	139

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Available-for-sale securities - continued

As of December 31, 2010

	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$	US$	US$	US$	US$	US$
Quoted investment fund	1,172	8	1,172	17	2,344	25

Additional details on fair value changes of available-for-sale securities have been disclosed in note 23.

(r)	Gold loan and embedded derivative

Gold loan is commodity-indexed debts with an embedded derivative. The loans are recorded at its original amount and adjusted for additional borrowings and repayments. The embedded derivative component was bifurcated and recorded at fair value on the consolidated balance sheet, considering the market prices, volatilities of gold and the time value of money. Changes in fair values of embedded derivative are included in the consolidated statement of operations as net gain or loss on derivatives.

The Company enters into derivative contracts to hedge the future settlements of gold loan in order to mitigate the risk of market price fluctuations. They consist of contracts that are used to hedge against changes in the fair values of gold prices when the Company settles the gold loan.

The derivative contracts and the embedded derivative are valued at fair value. Changes in fair value of derivative contracts are included in the consolidated statement of operations.

Additional details on fair value changes of derivative contracts and embedded derivative have been disclosed in note 23.

(s)	Derivatives – foreign exchange forward contracts

As of December 31, 2011, the Company held non-deliverable forward contracts with a bank with total notional amount of US$1,000 to hedge its RMB exposures for operating costs in the normal courses of business. The aggregate forward gains from these contracts were included in selling, general and administrative expenses which amounted to US$53, US$11 and US$nil for the years ended December 31, 2011, 2010 and 2009 respectively.

(t)	Stock-based compensation

The Company measures the costs of services received in exchange for share-based compensation at the grant date fair values of the awards. The cost is recognized as an expense, net of estimated forfeitures, over the requisite service period related to such awards, which is generally the vesting period. The Company recognizes share-based compensation expense for share awards granted to employees using the straight-line method. The Company uses the Black-Scholes valuation model to determine the fair values of the options granted.

Forfeitures are estimated at the time of grant and revised, if necessary, in the subsequent periods if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectations of employee turnover and are adjusted to reflect future changes in circumstances and facts, if any.

As of December 31, 2011, the Company has four stock-based employee compensation plans, details of which are set out in note 16(a).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance against deferred tax assets that it determines to be more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Company records interest and penalties as a component of income tax expense.

(v)	Foreign currencies

The functional currency of the Company and its subsidiaries in the BVI is United States dollars (US$), while the functional currency of its subsidiaries in Hong Kong of the manufacturing and wholesale segment is US dollars, its subsidiaries in Hong Kong of the retail segment is Hong Kong dollars, and the functional currency of all subsidiaries in the PRC is Renminbi. The reporting currency of the Company is US$. Transactions denominated in currencies other than US dollars are translated into US dollars at the exchange rate prevailing at the dates of transactions. Foreign currency translation gains and losses are included in the consolidated statement of income. The assets and liabilities of the Company’s subsidiaries whose functional currencies are other than US dollars, are translated at the exchange rates in effect at the balance sheets date and related revenue and expenses are translated at average exchange rates during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss).

The aggregate foreign exchange transaction gains (losses) and translation gain (loss) included in determining net income were US$1,844, US$337 and (US$691) for the years ended December 31, 2011, 2010 and 2009 respectively.

(w)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and have original maturities of three months or less.

Restricted cash are deposits that are restricted as to withdrawal, and are pledged as securities for the Company’s banking facilities. The restricted cash and deposits as of December 31, 2011 and 2010 will be generally released by the bank in the next 12 months.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are the principal owners of the Company and members of their immediate families, or if they are affiliates or equity investees of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)	Dividends

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

(z)	Comprehensive income

The Company reports comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income. Comprehensive income includes net income, foreign currency translation adjustments, unrealized holding gains (losses) on investment in available-for-sale securities.

	As of December 31, 2011
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of Tax Amount
	US$	US$	US$
Foreign currency translation adjustments	3,111	—	3,111

Unrealized losses on securities
Unrealized holding losses arising during the period	(374)	23	(351)
Less : reclassification adjustment for losses realized in net income	260	—	260

Net unrealized losses	(114)	23	(91)

Other comprehensive income	2,997	23	3,020

	As of December 31, 2010
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of Tax Amount
	US$	US$	US$
Foreign currency translation adjustments	1,010	—	1,010

Unrealized losses on securities
Unrealized holding losses arising during the period	(17)	—	(17)
Less : reclassification adjustment for gains realized in net income	(258)	—	(258)

Net unrealized losses	(275)	—	(275)

Other comprehensive income	735	—	735

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Noncontrolling interests

Noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests is recognized as equity in the consolidated balance sheets, and net income (loss) attributable to noncontrolling interests is included as consolidated net income of the Company.

(ab) Store closure costs

The store closure costs represent costs associated with the closure of retail stores which is the ongoing and continuous activities of the Company to consolidate its retail stores. Stores closure costs relate to the write-down of store renovation work capitalized as leasehold improvements included in selling, general and administrative expenses, and such costs are in the amount of US$113, US$25 and US$137 for the years ended December 31, 2011, 2010 and 2009 respectively. There were no costs related to termination severance to employees or early termination of lease contracts for the years ended December 31, 2011, 2010 and 2009.

(ac) Investments in life insurance contracts

The Company purchased key man insurance for two of its senior executives. An investment in a life insurance contract is reported as an asset. The Company determines the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. Any amount that ultimately would be realized by the Company as the policyholder upon the assumed surrender of the final policy is included in the amount that could be realized under the insurance contract. An asset representing an investment in a life insurance contract shall be measured subsequently at the amount that could be realized under the insurance contract as at the reporting date. The death benefit will not be realized before the actual insured event happens. The change in cash surrender or contract value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contract for the period. Cash receipts and cash disbursements related to key man insurance is classified as investing activities in the statement of cash flows. The face value of each of the individual key man insurance was US$1,000. The total carrying value of the key man insurance were US$445 and US$nil as of December 31, 2011 and 2010, respectively. There is no contractual restriction on the Company’s ability to surrender the key man insurance policy.

(ad) Recent changes in accounting standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

a.	Highest-and-best-use and valuation-premise concepts for nonfinancial assets – the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

b.	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk – the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) Recent changes in accounting standards (Continued)

c.	Premiums or discounts in fair value measure – the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity etc.) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest are not permitted in a fair value measurement.”

d.	Fair value of an instrument classified in a reporting entity’s shareholders’ equity – the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

e.	Disclosures about fair value measurements – the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In June 2011, the FASB issued an authoritative pronouncement, Accounting Standards Update (“ASU”) 2011-05, to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement. In December 2011, the FASB issued a further authoritative pronouncement, ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU2011-05. The amendments supersede changes to those paragraphs in Update 2011-05 that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect this update to have a material impact on its financial position, results of operations or cash flows as the impact only relate to presentation of the financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad) Recent changes in accounting standards (Continued)

In September 2011, the FASB issued an authoritative pronouncement, which simplifies how entities test goodwill for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process. The amendments are affective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company does not expect this update to have a material impact on its financial position, results of operations or cash flows.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the effect of adoption of this pronouncement.

(ae) Out-of-Period Adjustments and reclassifications

Subsequent to the filing of the annual report on Form 20-F for the year ended December 31, 2010, the Company identified errors in the consolidated financial statements for fiscal 2010, primarily related to the calculations of the costs of finished goods, eliminations of unrealized profits between intercompany sales, timing of recognition of sales and retail store closure costs in the appropriate period, understatement of deferred income, value added taxes payables and deferred tax assets. As a result of these errors, net income was overstated by $569 in 2010. We evaluated these errors in relation to the current fiscal year, which is when they were corrected, as well as the period in which they originated. Management concluded that these errors are immaterial to both the fiscal 2011 and 2010 consolidated financial statements.

In addition, the Company has corrected the classification of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income, refer to note 24 for details.

3.	OPERATING RISKS

(a) Concentrations of credit risks

Details of major customers from which the Company derived operating revenue are shown in note 21(a).

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheets) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Company’s receivables. Even though the Company does have concentration of credit risks with its major customers in the manufacture and wholesale segment, it does not consider itself to be exposed to significant credit risk with regards to collection because trade credit insurance are purchased to cover the collection risks of the related receivables. Historical losses have not been significant.

(b) Country risks

The Company may also be exposed to certain risks as a result of its manufacturing operations being located in the PRC and its properties held for lease in Hong Kong which are not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company’s management believe these risks not to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

3.	OPERATING RISKS (Continued)

(c)	Cash and time deposits

The Company maintains majority of its cash balances, restricted cash and investments in time deposits with various banks and financial institutions in Hong Kong and in the PRC. In line with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. The credit risk on these funds is considered to be limited because the counterparties are regularly assessed by the management of the Company and deemed to be creditworthy institutions. There has been no history of credit losses.

4.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2011	2010
	US$	US$
Raw materials	50,379	47,710
Work-in-progress	8,415	1,284
Finished goods	114,597	58,672

	173,391	107,666

US$303, US$262 and US$nil of excess and obsolete inventories were written down to lower of cost or market and included in the cost of goods sold in the years ended December 31, 2011, 2010 and 2009 respectively.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2011	2010
	US$	US$
Rental, utilities and other deposits	1,872	1,414
Deposits for purchases and services	2,135	1,254
Prepaid expenses	4,951	967

	8,958	3,635

6.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of two years. Properties held for lease consist of the following:

	As of December 31,
	2011	2010
	US$	US$
Leasehold land and buildings	784	784
Less: Accumulated depreciation	(386)	(365)

	398	419

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of December 31, 2011 and 2010 (see note 10).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	As of December 31,
	2011	2010
	US$	US$
2011	—	73
2012	76	35
2013	39	—
2014	13	—

	128	108

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of December 31,
	2011	2010
	US$	US$
Leasehold land and buildings	4,276	2,405
Leasehold improvement	17,887	13,210
Furniture, fixtures and equipment	5,685	5,862
Plant and machinery	6,288	6,072
Motor vehicles	1,280	1,053

	35,416	28,602
Less: Accumulated depreciation	(20,712)	(18,487)

	14,704	10,115

The Company pledged leasehold land and buildings with net book values of US$1,768 and US$1,558 as of December 31, 2011 and 2010 respectively as collateral for general banking facilities granted to the Company (note 10).

8.	GOODWILL, NET

As of December 31, 2011, goodwill is attributed to wholesale segment of the acquisition of a jewelry company in 2002.

	Year ended December 31,
	2011	2010
	US$	US$
Carrying value, beginning of year
Goodwill	2,390	2,390
Accumulated impairment loss	(869)	(869)

Carrying value, end of year	1,521	1,521

The Company conducts annual impairment tests. The testing included the determination of the reporting unit’s fair value using discounted cash flow analysis. The fair value of that reporting unit was estimated using the expected present value of the future cash flows. No goodwill impairment charge was necessary for the years ended December 31, 2011, and 2010 and 2009.

9.	TRADE PAYABLES AND OTHER ACCRUALS

Trade payables and other accruals consist of the following:

	As of December 31,
	2011	2010
	US$	US$
Trade payables	34,736	19,172
Accrued payroll and staff benefits	5,558	3,999
Accrued expenses and other payables	3,384	1,556

	43,678	24,727

10.	BANKING FACILITIES AND OTHER LOANS

		As of December 31,
		2011	2010
	Notes	US$	US$
Bank overdrafts	(a)	2,877	2,879

Notes payable:
current	(b)	13,215	10,720
non-current	(b)	7,500	1,621

		20,715	12,341

Letters of credit, gold loan and others:
Letters of credit	(a)	28,083	13,704
Factoring	(a)	8,296	5,174
Gold loan	(c)	—	2,661

		36,379	21,539

The Company’s banking facilities are collateralized by available-for-sale securities, leasehold land and buildings (see notes 6 and 7), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 20(b)).

The material provisions of indentures relating to the Company's various banking facility agreements contain, among others, covenants pertaining to maintenance of the tangible net worth of LJI and one of its subsidiaries amounting to US$25,000 and US$4,487 respectively, and certain financial ratios related to debts of this subsidiary. Such financial ratios include the gearing ratio, determined as the ratio of “total interest bearing debt” to “tangible net worth plus non-redeemable preference shares and minority interest” as per the agreement; and debt service coverage, determined as "earnings before interest, taxes, depreciation and amortization (EBITDA)” to “principal and interest repayment for ensuring 12 months” as per the agreement. In the event of default, the bank would at its discretion cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding.

At December 31, 2011, one of the Company’s loan facilities in the amount of US$14,610, which relates to amounts in bank overdrafts, notes payables and letter of credit, had financial covenant violations related to exceeding financial ratios limiting the amount of debt held by a subsidiary. The violations remain in default and the Company continues negotiations with its lender to waive the default. The Company has classified the loan to current liabilities.

(a)	As of December 31, 2011, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$2,923 (2010: US$2,923), US$31,278 (2010: US$14,249) and US$10,132 (2010: US$10,901) respectively. The unused credit lines as of December 31, 2011 and 2010 were US$5,077and US$6,316 respectively, which included unused letter of credit of US$3,195 (2010: US$545).

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 2.2% to 5.5% per annum as of December 31, 2011 and ranged from 2.3% to 5.5% per annum as of December 31, 2010.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks. Interest charges on these facilities ranged from 3.1% to 3.4% per annum as of December 31, 2011 and ranged from 2.0% to 3.1% per annum as of December 31, 2010.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment funds based on the amount of facilities granted, such cash balances and investments are reflected as restricted cash and available-for-sale securities in the consolidated balance sheets.

10.	BANKING FACILITIES AND OTHER LOANS (Continued)

(b)	The Company also had term loans classified under notes payable which are related to the Company's leasehold land and buildings (see note 7). These loans aggregated to US$20,715 and US$12,341 as of December 31, 2011 and 2010 respectively. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 2.2% to 7.2% per annum as of December 31, 2011 and ranged from 2.3% to 5.8% per annum as of December 31, 2010. Maturities of the notes payable are as follows:

	As of December 31,
	2011	2010
	US$	US$
2011	—	10,720
2012	13,215	713
2013	2,500	524
2014	2,500	307
2015	2,500	77

	20,715	12,341

(c)	The Company also had bank facilities of a gold loan which is related to the Company's leasehold land and buildings (see note 7). The Company had outstanding loans to purchase nil and 2,283 ounce of gold as of December 31, 2011 and 2010 with the related balances being US$nil and US$2,661 as of December 31, 2011 and 2010 respectively. The loan was due within 2011 and bore finance charge of 2.8% per annum in 2010. The related embedded derivate was in the amount of US$571 as of December 31, 2010 (see note 2(r)).

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis for income arising in or derived from the tax jurisdiction in which the respective entity domiciles and operates.

British Virgin Islands

The Company and its subsidiaries, Enzo International Holdings Limited, Enzo Jewelry Inc., and Wheels Bound Investments Limited are tax exempted companies incorporated in the BVI.

Hong Kong

The provision for current income taxes of the Company's subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended December 31, 2011, 2010 and 2009, if applicable.

11.	INCOME TAXES (CONTINUED)

The People’s Republic of China

On March 16, 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law (the “New Tax Law”), under which foreign invested enterprises (the “FIEs”) and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises”, whether FIEs or domestic enterprises. The new tax rate has become effective on January 1, 2008. On December 6, 2007, the State Council of the PRC issued New Enterprise Income Tax Implementation Regulations on the New Taxation Law (“New EIT Implementation Regulations”). The New Tax Law and New EIT Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 respectively for Shenzhen PRC subsidiaries. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”).

The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

The list below shows the statutory tax rates and the applicable rate with preferential treatments of the Company’s major subsidiaries in the PRC for the years ended December 31, 2011, 2010 and 2009.

Name of subsidiary	Statutory tax rate 2009, 2010, 2011	Applicable rate with preferential treatments
		2011	2010	2009
Lorenzo (Shenzhen) Co., Ltd.	25%	12%	11%	0%
Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd.	25%	25%	N/A	N/A
Shanghai Enzo Diamond Co., Ltd.	25%	25%	25%	25%
Shanghai Wanmei Jewelry Co.,Ltd.	25%	25%	25%	25%
Wonderful Jewelry (Shenzhen) Co., Ltd.	25%	24%	22%	20%

Lorenzo (Shenzhen) Co., Ltd. was regarded as a “Wholly Owned Foreign Enterprise” pursuant to a certificate issued by Yantian National Tax Bureau, Shenzhen dated April 28, 2008. The certificate is valid for five years commencing from its first profit-making year. According to the relevant PRC regulations, Lorenzo (Shenzhen) Co., Ltd. was exempted from income tax for two years starting from its first profit-making year, followed by a 50% reduction of tax for the next three years. Accordingly, it is entitled to enjoy a preferential tax rate of 12%, 11%, and 0% for the year ended December 31, 2011, 2010 and 2009 respectively.

Wonderful Jewelry (Shenzhen) Co., Ltd. was regarded as a “Foreign Invested Commercial Enterprise” in according to the Certificate of Approval dated July 20, 2006. Pursuant to the Guo Fa [2007]39 dated December 26, 2007 from the State Council, it permitted a 5 years transitional period with an increasing tax rate 2008 to 2012. According to the relevant PRC regulations, Wonderful Jewelry (Shenzhen) Co., Ltd. was entitled to enjoy a preferential tax rate of 24%, 22% and 20% for the year ended December 31, 2011, 2010 and 2009 respectively.

11.	INCOME TAXES (CONTINUED)

Without tax exemptions and tax reliefs, PRC income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Increased in PRC income tax	2,186	1,183	681

Decrease in basic earnings per share	0.07	0.05	0.03

Decrease in diluted earnings per share	0.07	0.04	0.03

Uncertain tax positions

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on its evaluation, the Company determined that no unrecognized tax benefits, including interest and penalties, were required as of January 1, 2007 when it first implemented its assessment and recognition of uncertain tax positions. It has no additional material uncertain tax positions as of December 31, 2011 and 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its assessment for unrecognized tax benefits within the next twelve months.

In general, the Hong Kong and PRC tax authorities have up to six and five years respectively to conduct examinations of the Company’s tax filings. Accordingly, the Hong Kong subsidiaries’ financial years 2006 to 2011 are subject to examination and assessment, except where protective assessments have been issued by the Hong Kong tax authorities before the six year time limit and the assessments are under objection, in which case the assessments are still subject to adjustments. The PRC subsidiaries’ tax years 2007-2010 remain open to examination by the PRC tax jurisdictions.

The Hong Kong Inland Revenue Department (the “IRD”) has audited the profits tax of Lorenzo Jewelry Limited (“LJHK”) for the years of assessment 2001/02 to 2004/05. Since 2008, various inquiries letter were issued to LJHK and an interview was conducted with the management of LJHK to obtain additional information on its profits tax returns and financial results. In consequences of the tax audit, LJHK’s profits tax returns for the fiscal years 2001 to 2011 remain subject to examination by the IRD.

In response to the tax audit, the Company has conducted internal investigations and engaged tax specialists to consult on the tax exposures, and has concluded that there is no additional tax exposure for the Company based on the technical merits of the tax positions taken in LJHK’s profits tax returns, and it is more likely than not to be sustained upon examination. Accordingly, no unrecognized tax benefits were recorded.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB0.1 million (approximate US$16) is specifically listed as a special circumstance. In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2010 and 2011 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings.

11.	INCOME TAXES (CONTINUED)

Income tax expense comprises of the following:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Current taxes:
For the year
- Arising in domestic subsidiaries	463	—	—
- Arising in foreign subsidiaries	3,808	2,869	315
Under (over) provision in prior years	(184)	50	(55)

Total current taxes	4,087	2,919	260

Deferred taxes arising in foreign subsidiaries for the year:
- Arising in domestic subsidiaries	(786)	—	—
- Arising in foreign subsidiaries	(1,233)	(42)	(29)

	(2,019)	(42)	(29)

Prepaid Tax expense
- Arising in foreign subsidiaries	(689)	—	—

Income taxes expense	1,379	2,877	231

Reconciliation to the expected statutory tax rate in Hong Kong of 16.5% (2010: 16.5% and 2009: 16.5%) is as follows:

	Year ended December 31,
	2011	2010	2009
	%	%	%
Statutory tax rate	16.5	16.5	16.5
Effect of utilisation of tax losses/deductible temporary differences previously not recognised	(12.4)	(5.3)	(11.8)
Effect of deductible temporary differences not recognised for the year	2.3	—	—
Effect of non-taxable incomes	(0.6)	(1.1)	(1.3)
Effect of non-deductible expenses	5.5	3.6	4.7
Effect of preferential tax rate on unrealised profits	1.1	—	—
Effect of different tax rates applicable to the subsidiaries	(4.5)	0.3	0.3
Effect of tax losses not recognised	4.9	1.5	1.8
Effect of (over) under provision of taxes on prior years	(1.6)	0.3	(1.4)
Others	0.8	2.3	(2.9)

Effective rate	12.0	18.1	5.9

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

11.	INCOME TAXES (Continued)

	As of December 31,
	2011	2010
	US$	US$
Deferred Tax assets (current)	1,108	—
Deferred Tax assets (non-current)	1,083	111
Deferred Tax liabilities	(306)	(268)

	1,885	(157)

	As of December 31,
	2011	2010
	US$	US$
Deferred tax assets and liabilities
Net operating loss carry forwards	4,849	2,427
Allowance for doubtful debts	4	—
Inventory adjustment	511	—
Deferred revenue	(887)	—
Fair value adjustments	23	—
Accrued expenses	687	—
Depreciation	258	68
Valuation allowance	(3,560)	(2,500)
Others	—	(152)

Total deferred tax assets and liabilities	1,885	(157)

Movements of valuation allowance are as follows:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
At the beginning of the year	2,500	2,839	3,676
Current year addition (reduction)	1,060	(339)	(837)
Change in tax rate	—	—	—
Deregistration of subsidiaries	—	—	—

At the end of the year	3,560	2,500	2,839

The cumulative amount of tax loss carried forward was US$8,779, and US$6,371, as of December 31, 2011 and 2010, respectively, for the Company’s certain subsidiaries in Hong Kong and the PRC. The PRC net operating loss will expire beginning 2015, while the losses could be carried forward indefinitely in Hong Kong.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets in relation to the tax loss carried forward will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$2,191 and US$111, net of valuation allowances as of December 31, 2011 and 2010.

12.	LEASES

The Company is obligated under capital leases agreement of motor vehicles that will expire during 2012. At December 31, 2011 and 2010, the gross amount of the motor vehicles and related accumulated amortization recorded under capital leases were as follows:

Amortization of assets held under capital leases is included with depreciation expenses.

The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to the consolidated statements of income on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. Rental expenses for operating leases for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Minimum rentals	8,856	4,072	2,935
Contingent rentals	17,572	11,026	8,984

Total rental expenses	26,428	15,098	11,919

Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of December 31, 2011		As of December 31, 2010
	Capitalized leases	Operating leases	Capitalized leases	Operating leases
	US$	US$	US$	US$
2011	—	—	52	2,772
2012	31	6,853	31	688
2013	—	2,207	—	47
2014	—	787	—	45
2015	—	42	—	66
2016	—	20	—	—

Total future minimum lease payments	31	9,909	83	3,618

Less: Amount representing interest at 3.5%	(1)		(5)

Present value of net minimum capital lease payments	30		78
Less current instalments of obligations under capital leases	(30)		(48)

Obligations under capital leases, excluding current instalments	—		30

12.	LEASES (Continued)

The Company leases certain of its office and quarters from a related party with two years lease terms expiring in 2012 and 2013. Rental expenses for operating leases paid to the related party are included in the data presented above. Total rent expenses associated with these leases were US$231, US$240 and US$246 for the years ended December 31, 2011, 2010 and 2009 respectively.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2011, 2010 and 2009, the Company had capital expenditure commitments of US$954, US$132 and US$97 respectively, and purchases of goods commitment of US$3,178, US$2,002 and US$1,262 respectively.

(b)	Legal Proceedings

The Company is exposed to certain asserted and unasserted potential claims. There can be no assurance that, with respect to potential claims made against the Company, the Company could resolve such claims under terms and conditions that would not have a material effect on its business, its liquidity or financial results. Periodically the Company reviews the status of each significant matter and assesses its potential financial exposure. An estimated loss from a loss contingency is accrued by a charge to income if information available before the financial statements are issued or are available to be issued indicates that it is probable that a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise estimate. Presently, no accrual has been estimated for potential losses that may or may not arise from the current lawsuits in which the Company is involved.

14.	COMMON STOCK AND WARRANTS

(a)	Common stock

(i) In September 2006, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock and warrants to purchase shares of common stock. The Company sold to the investors an aggregate of 1,466,668 units at a purchase price of $3.75 per unit, each unit consisting of one share of common stock and a short-term warrant and a long-term warrant (note 14(b)(i)).

(ii) In October 2010, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock by the Company and issuance of warrants by the Company's jewelry retail subsidiary, ENZO. The Company sold to the investors an aggregate of 4,000,000 shares of common stock at a purchase price of US$3.25 per share, raising US$12,210 after placement costs. Concurrently, ENZO issued warrants to the investors to acquire a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million.

(iii) A total of 1,454,000, 1,385,000 and 857,500 shares of common stock of the Company were issued during the year ended December 31, 2011, 2010 and 2009 respectively upon exercise of stock options.

As of December 31, 2011, the Company had 30,607,672 shares of common stock issued.

14.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants

	As of December 31,
	2011	2010	2009
	Number of warrants	Number of warrants	Number of warrants
Outstanding, beginning of year	456,000	329,334	499,785
Granted	—	—	—
Adjusted (note (i))	—	126,666	—
Exercised	—	—	—
Expired	—	—	(170,451)

Outstanding, end of year	456,000	456,000	329,334

The following table shows the warrants outstanding as of December 31, 2011.

Date of grant	Notes	Number of warrants outstanding	Exercise price
September 25, 2006	(i)	456,000	US$3.25 per share

		% of underlying equity interest of ENZO
October 26, 2010	(ii)	7%	US$21 million

May 3, 2011	(iii)	10.35%	US$25.875 million

(i)	On September 25, 2006, the Company issued short-term and long-term warrants to the investors of a private placement. The short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007, which have been exercised in 2007, and the long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012.

The Company has also issued warrants to the placement agent of the private placement to purchase 29,333 shares of the Company. The warrants issued to the placement agent are identical to the long-term warrants.

14.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants (Continued)

(i)	(Continued)

The anti-dilutive provisions contained in the warrant agreements provides that the exercise price of the outstanding warrants is subject to adjustment when the Company issues common stock in certain circumstances at a price lower than the exercise price of the warrants. Subsequent to the private placement completed in October 2010 (note 14(a)(ii)), the outstanding warrants of 329,334, which represents the warrants hold by both the investors and the placement agent, at exercise price of US$4.5 per share was adjusted to 456,000 at exercise price of US$3.25 per share.

(ii)	In October 2010, in connection of the issuance of a number of common shares of the Company to some institutional investors (note 14(a)(ii)), ENZO also issued warrants to these investors to purchase a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by dividing the holder’s pro rata portion of US$12.75 million by the share quantity.

ENZO has also issued warrants to the placement agent of the private placement to purchase a number of shares of common stock of ENZO which equal to 2.75% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The warrants issued to the placement agent are identical to the warrants issued to the investors. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by US$8.25 million by the share quantity.

The warrants expire at the earlier of (i) October 26, 2014 or (ii) the business day immediately preceding an initial public offering of ENZO.

The fair value of warrants was valued using the Black-Scholes option pricing model, with the assistance of an independent valuation firm. The fair value of the warrants was determined to be insignificant at issuance date and subsequently at the end of each reporting period presented. The Company allocated the aggregate proceeds from the private placement between common stock and the underlying warrants, with the common share proceeds included in additional paid in capital.

14.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants (Continued)

(iii)	On May 3, 2011, ENZO issued 359,826 redeemable preferred shares to some institutional investors, to fund expenditures for new store openings, marketing expenses and general working capital related to the expansion of its retail business in the PRC (note 17). As part of the transaction, ENZO also issued some warrants to these institutional investors. The warrants are exercisable any time after the issuance date, in whole or in part, with the exercise price per share being the quotient determined by dividing the holders’ pro rata portion of US$25,875 by holders’ pro rata portion of 10.35% of the common stock deemed outstanding of ENZO on a fully diluted basis, on the date of the exercise note. The exercise price of the warrants shall be adjusted by certain dilutive events of ENZO, such as stock splits, stock dividends, recapitalization, or the declaration of dividends or assets by way of return of capital.

The warrants will expire in forty-eight months after the issuance date, or if an initial public offering of ENZO (“ENZO IPO”) occurs prior to such date, then the expiry date will be eighteen months following the ENZO IPO; provided that if the ENZO IPO has not occurred by such forty-eight month date, then the expiration date shall automatically be extended by another 12 months or such other time as may be agreed to in writing by the warrant holders. If the ENZO IPO occurs during the extension period, the extension period will be automatically extended to eighteenth month after the date of the ENZO IPO.

The warrants holders can also elect to exercise the flip-over option to convert the warrants into the common shares of the Company, and the share quantity to be converted into shall be the quotient of 10.35 over 28.27, multiple by the total percentage of the Company’s issued and outstanding share capital that the holders of all the ENZO Preferred Shares would be entitled to receive at the relevant time of determination in the event that a Flip Option (note 17) is exercised at such time in respect of all the ENZO Preferred Shares issued. In the event that a flip-over option is exercised in respect of any warrant, the expiration date of such warrants will be automatically amended to reflect the date falling 18 months after the flip-over option is exercised in respect of such warrants.

The warrant holders are not entitled to vote or receive dividends from ENZO.

The warrants were recorded as liabilities as the number of shares of ENZO to be obtained is variable, and initially recorded at fair value at issuance date. The fair value of the warrants was US$3.03 million and US$2.07 million at the time of issuance and as of December 31, 2011, respectively. Changes in fair value of the warrants in each reporting period are included in the consolidated statement of operations. A gain of US$954 from the change in fair value of the warrants was recognized in the consolidated statement of operations during the year ended December 31, 2011 (note 23).

14.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants (Continued)

(iii)	(Continued)

The fair value of the warrants was determined by adopting the Monte Carlo simulation valuation methodology, with the assistance of an independent valuation firm, using the following assumptions:

Assumptions for ENZO	Valuation as of May 3, 2011	Valuation as of December 31, 2011
Underlying asset value	$132,100	$142,300
Risk free rate	0.95%	0.31%
Volatility of the warrant	35.54%	33.93%
% of share of the Company upon the exercise of flip-over option of the warrant	9.69	9.69

When estimating the fair values of the underlying asset value of ENZO as of the issuance date, the Company first determined its enterprise value by means of the discounted cash flow method. The discounted cash flow derived by management considered the ENZO’s future business plan, specific business and financial risks, the stage of development of the ENZO’s operations and economic and competitive elements affecting the ENZO’s business, industry and market. Volatility is the adjusted annualized standard deviation of the continuously compounded rates of daily return on the daily adjusted share price, with the adoption of the average of volatilities of the comparable companies of ENZO. Risk free rate used is based on the corresponding yield to maturity of respective US Sovereign Strips as at the valuation dates.

15.	EMPLOYEE RETIREMENT BENEFIT PLANS

Following the introduction of the Mandatory Provident Fund (MPF) legislation in Hong Kong, the Company has participated in the defined contribution mandatory provident fund since December 1, 2000. Both the Company and its employees in Hong Kong make monthly contributions to the fund at 5% of the employees’ earnings as defined under the MPF legislation. The 5% monthly contribution of the Company and the employees are subject to a cap of US$0.128 per month and thereafter contributions are voluntary. When employees leave the MPF scheme prior to vesting fully in voluntary contributions, the contributions payable by the Company are reduced by the amount of forfeited contributions.

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the year ended December 31, 2011, 2010 and 2009 was US$10, US$12 and US$12 respectively.

The full-time employees of the PRC subsidiaries are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The state-sponsored retirement plan will be responsible for the entire pension obligations for the actual pension payments or post-retirement benefits beyond the annual contributions.

15.	EMPLOYEE RETIREMENT BENEFIT PLANS (Continued)

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of operations were US$3,590, US$2,135 and US$1,771 for the years ended December 31, 2011, 2010 and 2009 respectively.

16.	STOCK-BASED COMPENSATION

(a)	Stock incentive plan

On June 1, 1998, the Company adopted a stock option plan (the “1998 Plan”) which was approved by the shareholders on December 9, 1998. The 1998 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 2,000,000 stock options to officers, directors, key employees and advisors of the Company.

Out of the stock options provided, 1,285,000 stock options were issued in accordance with the terms of the 1998 Plan on April 12, 1999 to certain officers, directors, key employees and advisors of the Company at an exercise price of US$5.0 per share (the fair market value of the common stock as of April 12, 1999) and are exercisable during the period from April 12, 1999 to April 11, 2010.

Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options of the 1998 Plan was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the 1998 Plan shall be at least 100% of the fair market value per share of such shares on the date of grant, with a term of ten years. As of December 31, 2011, 3,990,000 options had been exercised and 10,000 options to purchase the Company’s shares of common stock under the 1998 Plan were outstanding.

On July 1, 2003, the Company adopted the second stock option plan (the “2003 Plan”) which was approved by the shareholders on December 5, 2003. The 2003 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 4,000,000 stock options to officers, directors, key employees and advisors of the Company. The purchase price of the shares of the common stock covered by the 2003 Plan could be less than, equal to or greater than 100% of the fair market value of the Common Stock at the time of grant, with a term of ten years. As of December 31, 2011, 3,448,500 options had been exercised, 172,000 had expired, and 379,500 options to purchase the Company’s shares of common stock under the 2003 Plan were outstanding.

On July 1, 2005, the Company adopted and approved the third stock option plan (the “2005 Plan”) which was approved by the shareholders on September 26, 2005. Options granted under the 2005 Plan will constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The 2005 Plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the 2005 Plan, which expires in June 2015. The compensation committee has the sole authority to interpret the 2005 Plan and make all determinations necessary or advisable for administering the 2005 Plan. The exercise price for any incentive option and nonqualified option may be less than, equal to or greater than 100% and 110% respectively of the fair market value of the shares as of the date of grant.

16.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the 2005 Plan. As of December 31, 2011, 3,895,000 options had been exercised and 105,000 options to purchase the Company’s shares of common stock under the 2005 Plan were outstanding.

On August 8, 2008, the Company adopted and approved the fourth stock option plan (the “2008 Plan”) which was approved by the shareholders on November 14, 2008. Options granted under the 2008 Plan will constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The 2008 Plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the 2008 Plan, which expires in August 2018. The compensation committee has the sole authority to interpret the 2008 Plan and make all determinations necessary or advisable for administering the 2008 Plan. The exercise price for any incentive option and nonqualified option may be less than the fair market value of the shares as of the date of grant.

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the 2008 Plan. As of December 31, 2011, 1,763,000 options had been exercised and 2,237,000 options to purchase the Company’s shares of common stock under the 2008 Plan were outstanding.

During fiscal years 2011, 2010 and 2009, the Company has granted nil, nil and 4,000,000 stock options respectively, with a fair value of approximately US$nil, US$nil and US$1,417 respectively. Total compensation expenses of US$156, US$442 and US$1,043 was recognized in income for the years ended December 31, 2011, 2010 and 2009 respectively, relating to the amortization of the fair value associated with all option grants. As of December 31, 2011 and 2010, there was US$122 and US$277 unrecognized compensation cost related to unvested share options granted to employees of the Company. The unvested share options expense relating to the stock options of the Company is expected to be recognized over a weighted-average period of 2.2 years on a straight-line basis over the service periods.

The fair value of these options was estimated on the date of grant (February 17, 2009) using the Black-Scholes valuation model, with the assistance of an independent valuation firm, using the following weighted-average assumptions:

Year ended December 31, 2009
Expected dividend yield	—
Expected stock price volatility	95%
Risk-free interest rate	1.22%
Expected life of options	3.19 years

The weighted average fair value per option granted during the years ended December 31, 2009 was US$0.35.

16.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

Notes:

(1)	Expected dividend yield:

The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(2)	Expected stock price volatility:

The expected volatility of each trance of the share options was based on historical volatility of the share price of the Company over the period that is equal to the expected life of the grant date.

(3)	Risk-free interest rate:

Risk-free interest rate was estimated with reference to generic yields of the US Treasury instruments with duration similar to the expected life of the options.

(4)	Expected life:

The Company estimated the expected life of each trance of the share options as the period from the valuation date to the maturity date of each tranche of the share options respective.

16.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise Price
		US$		US$		US$
Outstanding, beginning of year	4,185,500	0.72	5,570,500	0.66	2,428,000	0.68
Granted	—	—	—	—	4,000,000	0.60
Exercised (note 14(a)(iii))	(1,454,000)	0.60	(1,385,000)	0.48	(857,500)	0.41
Cancelled	—	—	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding, end of year	2,731,500	0.79	4,185,500	0.72	5,570,500	0.66

Fair value of options vested (US$’000) during the year :	682		671		476

Aggregate intrinsic value (US$’000) of:
-Exercised options during the year	4,203		3,859		1,707

Exercise price equals to market price on date of grant	2,237,000	0.60	3,618,000	0.60	4,000,000	0.60
Exercise price exceeds the market price on date of grant	494,500	1.66	567,500	1.52	1,570,500	0.68

	2,731,500	0.79	4,185,500	0.72	5,570,500	0.66

Range of exercise price
- US$0.40	105,000	0.40	170,000	0.40	1,150,000	0.40
- US$0.60	2,237,000	0.60	3,618,000	0.60	4,000,000	0.60
- US$2.00	389,500	2.00	397,500	2.00	420,500	2.00

	2,731,500	0.79	4,185,500	0.72	5,570,500	0.66

Exercisable, end of year
- exercise price at US$0.40	15,000	0.40	65,000	0.40	980,000	0.40
- exercise price at US$0.60	1,081,000	0.60	1,040,000	0.60	—	—
- exercise price at US$2.00	389,500	2.00	397,500	2.00	420,500	2.00

	1,485,500	0.97	1,502,500	0.96	1,400,500	0.88

Aggregate intrinsic value of exercisable options (US$'000)	1,450		4,400		2,198

Weighted average remaining contractual life
- exercise price at US$0.40	0.82 year		0.82 year		0.21 year
- exercise price at US$0.60	0.13 year		0.13 year		—
- exercise price at US$2.00	1.49 years		2.49 years		3.49 years

16.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

Outstanding options, end of year
- exercise price at US$0.40	105,000	0.40	170,000	0.40	1,150,000	0.40
- exercise price at US$0.60	2,237,000	0.60	3,618,000	0.60	4,000,000	0.60
- exercise price at US$2.00	389,500	2.00	397,500	2.00	420,500	2.00

	2,731,500	0.79	4,185,500	0.72	5,570,500	0.66

Aggregate intrinsic value of outstanding options (US$’000)	3,112		13,248		9,947

Weighted average remaining contractual life of outstanding options	1.27 years		1.62 years		2.38 years

All options issued, other than 1,246,000 options, are immediately exercisable as of December 31, 2011. The 1,246,000 options are issued and outstanding but only vested over the service periods in additional increments of 437,000 in each of 2012 and 2013, 327,000 in 2014 and 15,000 in each of 2015 to 2017.

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY

On May 3, 2011, ENZO issued 359,826 convertible redeemable preferred shares (the “ENZO Preferred Shares”) for an aggregate purchase price of US$41.38 million (US$115 per share). The issuance of the preferred shares was for the purpose of funding expenditures for new store openings, marketing expenses and general working capital related to expansion of ENZO’s retail business in the PRC.

The holders of the ENZO Preferred Shares have various rights and preferences as follows:

Conversion

The ENZO Preferred Shares are voluntary convertible into ordinary shares of ENZO on a one-to-one basis at any time after the date of issuance, without payment of any additional consideration. All outstanding ENZO Preferred Shares shall be automatically converted into fully paid ordinary shares of ENZO immediately upon the completion of an initial public offering of the ordinary shares of ENZO, on the main board of the Stock Exchange of Hong Kong or another Asian or international stock exchange, with an value of ENZO at no less than US$300 million (the “Qualified IPO”). The conversion price for both the voluntary or automatic conversion is adjusted for certain dilutive events, including but not limited to share split, subdivision, capital reorganization, reclassification, recapitalization, merger, upon issuance of additional shares of ENZO at less than the original conversion price, or other dilutive issuances of shares.

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

Redemption

The ENZO Preferred Shares are redeemable any time after a redemption event, at the option of the holders at an amount equal to the original contribution plus 22% internal rate of return per annum from preferred shares issuance date to redemption date, and all declared but unpaid dividends. A redemption event (“Redemption Event”) includes: ENZO has not completed a Qualified IPO on or before the 3rd anniversary of the completion date (May 3, 2014), the Company materially breaches any transaction documents, and upon any change of control.

Flip-over option

In the event that a Qualified IPO has not occurred by May 3, 2014, each preferred shareholder can choose to cause ENZO to redeem the preferred shares in accordance with the redemption provisions set out above, or exchange the ENZO Preferred Shares into common shares of the Company through a flip-over option (the “Flip Option”). The exchange ratio of the Flip Option is the greater of:

(a)	33.80 newly issued common shares of the Company (as adjusted for any share split, dividends, or other dilutive events occurring after the completion date of the ENZO Preferred Shares); and

(b)	based on the following formula at the time of determination:

(the number of ordinary shares issuable upon conversion of a preferred shares / the aggregate number of ordinary shares issued and outstanding) x (retail profit of ENZO / total profit of the Company)

The retail profits of ENZO and total profit of the Company are determined as the net operating profit, on a consolidated basis based on the higher of (i) the audited consolidated financial statements for the fiscal year immediately preceding the date of determination, and (ii) the annualized consolidated financial statements for the immediately preceding two quarters; provided that total profits shall be deemed as one cent should actual numbers be lower than one cent, and the ratio of retail profits over total profits shall be capped at a maximum 1.2.

Liquidation Preference

Upon any liquidation events, the holders of the ENZO Preferred Shares are to be paid out of the assets of ENZO’s available for distribution to its members before any payment shall be made to the holders of ordinary shares, an amount per share equal to the aggregate amount of the original contribution, plus 22% internal rate of return per annum from completion date to redemption date, and all declared but unpaid dividends.

Dividends and voting rights

ENZO shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the ENZO unless the holders of the ENZO Preferred Shares then outstanding shall first or simultaneously receive, a dividend on each outstanding preferred share in an amount such holder will have received as if that preferred share has been converted into an ordinary share at the time such dividend is declared.

The preferred shareholders are entitled to voting together with ordinary shareholders of ENZO as a single class, and are entitled to the number of voting right on an as-if converted basis.

Transferability

Fully or partly paid up preferred shares are at all times fully transferable.

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

Warrants

As part of the transaction and with at no additional considerations, ENZO Preferred Shareholders are also granted warrants to acquire up to 10.35% of additional equity interest of ENZO. Please refer to note 14(b)(iii) for details.

No cash dividends were declared by ENZO on the preferred shares for the year ended December 31, 2011.

The ENZO Preferred Shares were classified as mezzanine equity of the Company as these preferred shares can be redeemed at the option of the holders any time after a Redemption Event, which is outside the control of the Company. The Company recorded the initial carrying amount of the ENZO Preferred Shares at the date of issuance at US$35.6 million, which was the total proceed from the issuance of US$41.38 million net of issuance costs of US$1.77 million, and after the bifurcations of the Flip Option with fair value of US$980 and the warrants with fair value of US$3.03 million at issuance date as disclosed in note 14(iii).

The ENZO Preferred Shares have no beneficial conversion features as the conversion price is lower than the fair value of the ordinary shares of ENZO at the commitment date of May 3, 2011.

The carrying amount of the ENZO Preferred Shares were subsequently accredited to the redemption value, based on the effective interest method, over the period from the issuance date to the earliest redemption date of May 3, 2014, with the charges recorded as deemed dividends to ENZO preferred shareholders in retained earnings. Deemed dividends of US$6.4 million has been recorded for the year ended December 31, 2011.

The Flip Option is considered an embedded derivative and has been bifurcated and recorded as a warrants and options liabilities on the consolidated balance sheets, at a fair value of US$980 and US$11 at the date of issuance and as of December 31, 2011 respectively. The change in fair value of US$969 has been recorded in earnings (note 23).

The fair value of the Flip Option was determined by adopting the Monte Carlo simulation valuation methodology, with the assistance of an independent valuation firm, using the following assumptions:

Assumptions for the Shares of the Company	Valuation as of May 3, 2011	Valuation as of December 31, 2011
Underlying asset value	$3.59	$1.92
Risk free rate	0.95%	0.31%
Volatility	45.49%	49.43%
Number of share issued upon exercise of the Flip Option	12,163,018	12,163,018
Correlation with ENZO share	0.95	0.95

The underlying asset value of each Flip Option was determined by the share price of the Company as at the valuation dates, adjusted by the dilution effect on the share price upon the exercise of the Flip Option. Volatility is the adjusted implied volatility from options with underlying as the Company’s shares. Risk free rate used is based on the corresponding yield to maturity of respective US Sovereign Strips as at the valuation dates.

17.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

Reconciliation of the Redeemable Noncontrolling Interest (Mezzanine Equity)

US$
Beginning balance – January 1, 2011	—
Issuance	35,602
Deemed dividend (Accretion)	6,428

Ending balance – December 31, 2011	42,030

Net income allocated to redeemable non-controlling interest for the year ended December 31, 2011 is US$1,440 as shown in note 18 as net income allocated to participating securities for the purpose of determination of earnings per share.

18.	EARNINGS PER SHARE

The following table sets forth the reconciliation of basic and diluted earnings per share for the years ended December 31:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Net income attributable to common shareholders of LJ International Inc.	3,673	12,994	3,689
Less: net income allocated to participating securities	(1,440)	—	—

Numerator for basic and dilutive earnings per share	2,233	12,994	3,689

Weighted average common shares outstanding:
Denominator for basic earnings per share	30,233,551	25,343,557	23,229,987
Dilutive effect of warrants issued	30,007	31,021	—
Dilutive effect of options issued	1,163,563	1,282,417	871,867

Denominator for diluted earnings per share	31,427,121	26,656,995	24,101,854

Net income per common share attributable to LJ International Inc. common shareholders :
Earnings per share - basic	0.07	0.51	0.16
Earnings per share - diluted	0.07	0.49	0.15

During the years ended December 31, 2011, 2010 and 2009, the Company had securities which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive. Such outstanding securities consists of 359,826 ENZO Preferred Shares that contains the Flip Option to entitle the holders to convert the preferred shares into common shares of the Company (note 17), the warrants of ENZO as described in note 14 (iii) which entitle the holders to exercise the flip-over option to convert the warrants into the common shares of the Company, and 456,000 share options as of December 31, 2011. Such outstanding antidilutive securities include nil and 329,334 share options as of December 31, 2010 and 2009 respectively.

19.	STATUTORY RESERVES

According to the laws and regulations of the PRC, the Company’s subsidiaries are required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

The Company’s subsidiaries in the PRC are required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (the “PRC GAAP”) to the statutory reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of the Company, is expensed as incurred in the consolidated statements of income. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As of December 31, 2011 and 2010, the statutory reserve fund amounted to US$3,146 and US$1,397 respectively.

In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of US$71,809 and US$31,587 as of December 31, 2011 and 2010, respectively, were considered restricted. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$74,955 and US$32,985 as of December 31, 2011 and 2010, respectively. The condensed financial information of LJ International Inc. has been presented for the years ended December 31, 2011, 2010 and 2009 on Schedule I.

20.	RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Existing relationships with the Company
Yu Chuan Yih	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common director

Andrew N. Bernstein	Non-executive director

Ng Hon Tak	Director and shareholder of the Company

20.	RELATED PARTY TRANSACTIONS (Continued)

(b)	Summary of balances with related parties:

	As of December 31,
	2011	2010
	US$	US$
Certain banking facilities granted to the Company collateralized by properties owned by Yu Chuan Yih and his personal guarantee to the extent of	53,560	40,155

Shareholder’s loan to a subsidiary	1,583	—

The shareholder’s loan is unsecured, interest free, repayable in 2012, and relate to working capital nature.

(c)	Summary of related party transactions:

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Expenses:
Rental expense to Tanzanite (H.K.) Limited	231	240	246
Legal fee to Andrew N. Bernstein,P.C.	194	189	140
Director’s fee to Andrew N. Bernstein	12	12	12

	437	441	398

The Company leases certain of its office and quarter from Tanzanite (H.K.) Limited. The leases are for two years term expiring in 2012 and 2013. The Company may terminate these tenancies at any time after the expiration of the first 12 months after the commencement of the term of tenancies, by giving the landlord no less than two months’ prior notice.

21.	SEGMENT INFORMATION

An operating segment is a component of an enterprise about which discrete financial information is available, its operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company evaluates segment performance and allocates resources based on several factors of which the primary financial measures are revenues from external customers and operating income. As a result, the Company considers that it has two operating segments, (i) manufacture and wholesale of jewelry products, and (ii) retail of jewelry products.

21.	SEGMENT INFORMATION (Continued)

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture and wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2011
Segment revenue from external customers	69,391	112,789	—	182,180

Revenue from intra-segment	4,177	1	(4,178)	—

(Loss) income from operations	(781)	11,897	(1,479)	9,637
Interest income	233	121	—	354
Change in fair value of warrants and options liabilities	—	1,923	—	1,923
Exchange gain	—	1,432	—	1,432
Loss on sales of securities-for-sale and held for sale securities	(59)	(191)	—	(250)
Interest expenses	(685)	(915)	—	(1,600)

(Loss) income before income taxes and noncontrolling interests	(1,292)	14,267	(1,479)	11,496
Income taxes	(653)	(726)	—	(1,379)
Net income attributable to noncontrolling interests	(16)	—	—	(16)

Net (loss) income	(1,961)	13,541	(1,479)	10,101

Significant non-cash items
-Depreciation	1,904	2,837	—	4,741
-Impairment loss of long-lived assets	2,324	113	—	2,437
-Write down of excess and obsolete inventory	303	—	—	303
-Noncontrolling interests	(16)	—	—	(16)
-Stock-based compensation cost	—	—	156	156

Segment assets	98,745	173,251	—	271,996
Total expenditures for additions to long-lived assets	2,992	8,754	—	11,746

21.	SEGMENT INFORMATION (Continued)

	Manufacture and wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2010
Segment revenue from external customers	61,682	78,866	—	140,548

Revenue from intra-segment	4,496	35	(4,531)	—

Income (loss) from operations	4,525	11,572	(1,844)	14,253
Interest income	62	7	—	69
Exchange gain	39	604	—	643
Gain on sales of securities	258	—	—	258
Gain on disposal of property held for lease	1,635	—	—	1,635
Interest expenses	(812)	(166)	—	(978)

Income (loss) before income taxes and noncontrolling interests	5,707	12,017	(1,844)	15,880
Income taxes	(886)	(1,991)	—	(2,877)
Net income attributable to noncontrolling interests	(9)	—	—	(9)

Net income (loss)	4,812	10,026	(1,844)	12,994

Significant non-cash items
-Depreciation	1,029	1,750	—	2,779
-Write down of excess and obsolete inventory	262	—	—	262
-Noncontrolling interests	9	—	—	9
-Stock-based compensation cost	—	—	442	442

Segment assets	87,183	88,574	—	175,757
Total expenditures for additions to long-lived assets	3,964	2,650	—	6,614

21.	SEGMENT INFORMATION (Continued)

	Manufacture and wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Year ended December 31, 2009
Segment revenue from external customers	59,733	50,790	—	110,523

Revenue from intra-segment	2,528	57	(2,585)	—

Income (loss) from operations	1,846	4,542	(1,777)	4,611
Interest income	137	10	—	147
Interest expenses	(811)	(31)	—	(842)

Income (loss) before income taxes and noncontrolling interests	1,172	4,521	(1,777)	3,916
Income taxes	(171)	(60)	—	(231)
Net loss attributable to noncontrolling interests	4	—	—	4

Net income (loss)	1,005	4,461	(1,777)	3,689

Significant non-cash items
-Depreciation	914	1,283	—	2,197
-Noncontrolling interests	(4)	—	—	(4)
-Stock-based compensation cost	—	—	1,043	1,043

Segment assets	82,970	50,787	—	133,757
Total expenditures for additions to long-lived assets	295	1,415	—	1,710

21.	SEGMENT INFORMATION (Continued)

(a)	Geographical areas

The following summarizes the Company's revenue from the following geographic areas (based on the location of the customer).

	Year ended December 31,
	2011	2010	2009
	US$	US$	US$
Revenue from external customers:
US	46,513	39,581	36,380
Canada	3,301	2,819	2,845
Europe and other countries	15,919	16,752	18,110
Japan	1,276	1,291	1,115
PRC (including Hong Kong and Macau)	115,171	80,105	52,073

	182,180	140,548	110,523

	As of December 31,
	2011	2010
	US$	US$
Carrying amount of long-lived assets:
Hong Kong	4,790	5,514
PRC	10,312	5,019
US	—	1

Total long-lived assets (excluding goodwill)	15,102	10,534
Reconciling items:
Others	256,878	165,223

Total consolidated assets	271,980	175,757

22.	SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Revenue concentrations

The Company derived operating revenue from a major customer of the manufacturing and wholesale segment, which accounted for over 10% of operating revenue for three years period ended December 31, 2011.

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
	US$	%	US$	%	US$	%
Customer A	11,497	6	11,743	8	11,008	10

The accounts receivable for more than 10% are as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	US$	US$	US$
Customer A	2,219	3,111	784
Customer B	—	24	2,980
Customer C	7,693	—	—

(b)	Dependence on suppliers

The Company sourced supplies and raw materials from a variety of suppliers, and the Company did not believe the loss of any of our suppliers would have a material adverse effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

The following suppliers of gold, diamonds and gemstones accounted for 10% or more of total purchases during three years period ended December 31, 2011:

	Year ended December 31, 2011		Year ended December 31, 2010		Year ended December 31, 2009
	US$	%	US$	%	US$	%
Supplier A	29,935	19	23,407	24	17,483	34
Supplier B	13,840	9	7,174	7	5,266	10
Supplier C	7,444	5	5,333	6	7,930	16
Supplier D	5,731	4	12,296	13	4,676	9

Trade payables related to these suppliers were US$5,279 and US$3,374 as of December 31, 2011 and 2010 respectively.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the Company's assets (liabilities) that are measured at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
Derivatives	—	—	15	15
Available-for-sale securities	2,050	—	—	2,050
Warrants and options liabilities	—	—	(2,086)	(2,086)

Total	2,050	—	(2,071)	(21)

	As of December 31, 2010
	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
Available-for-sale securities	2,344	—	—	2,344
Derivatives (liabilities)	—	—	(571)	(571)

Total	2,344	—	(571)	1,773

The following tables present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs for the years ended December 31, 2011 and 2010.

	Fair value measurements using significant unobservable inputs (Level 3)
Assets	Derivatives (assets)	Total
	US$	US$
Beginning balance as of January 1, 2010 and December 31, 2010	—	—
Purchases and issuances	—	—
Total gains or losses (realized/unrealized)	—	—
Included in earnings	15	15

Ending balance at December 31, 2011	15	15

The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at the reporting date
- For the year ended December 31, 2010	—	—

- For the year ended December 31, 2011	15	15

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurements using significant unobservable inputs (Level 3)
Liabilities	Derivatives (liabilities)	Warrants and options liabilities	Total
	US$	US$	US$
Beginning balance at December 31, 2009	—	—	—
(Purchases)	(95)	—	(95)
Total gains or losses (realized/unrealized)
Included in earnings	(476)	—	(476)

Beginning balance at December 31, 2010	(571)	—	(571)
(Issuances) settlements	518	(4,009)	(3,491)
Total gains or losses (realized/unrealized)
Included in earnings	53	1,923	1,976

Ending balance at December 31, 2011	—	(2,086)	(2,086)

The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at the reporting date
- For the year ended December 31, 2010	(476)	—	(476)

- For the year ended December 31, 2011	53	1,923	1,976

The following table displays assets measured at fair value on a non-recurring basis; that is, the instrument is not measured at fair value on an ongoing basis but is subject to fair value adjustments in certain circumstances (for example, when the Company recognizes an impairment charge):

	As of December 31, 2011
	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss
	US$	US$	US$	US$
Property, plant and equipment:
Molds	—	—	2,324	2,324
Others	—	—	113	113

Total	—	—	2,437	2,437

Long-lived assets held and used with a carrying amount of $2,437 were written down to their fair value of nil, resulting in an impairment charge of $2,437, which was included in earnings for the year ended December 31, 2011.

24.	RECLASSIFICATIONS

During 2011, management has further evaluated the classifications of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income. As a result of such evaluation, management determined that certain reclassification adjustments should be made to correct for appropriate presentation on the consolidated statements of income. The reconciliations of these adjustments are show as follows:

	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$
Costs of goods sold (before reclassification)	85,737	72,173
Less: Sales commission	(4,464)	(3,867)
Advertising and promotion expenses	(276)	(169)
Certain general and administrative expenses	(79)	(81)
Add: Factory overhead	927	854
Factory depreciation	440	456

Costs of goods sold (after reclassification)	82,285	69,366

Gross profit (before reclassification)	54,811	38,350
Add: Adjustments as detailed in cost of goods sold above	3,452	2,807

Gross profit (after reclassification)	58,263	41,157

Selling, general and administrative expenses (before reclassification)	37,303	31,039
Add: Sales commission	4,464	3,867
Advertising and promotion expenses	276	169
Certain general and administrative expenses	79	81
Less: Factory overhead	(927)	(854)

Selling, general and administrative expenses (after reclassification)	41,195	34,302

Depreciation (before reclassification)	2,779	2,197
Less: Factory deprecation	(440)	(456)

Depreciation (after reclassification)	2,339	1,741

Schedule I

LJ International Inc.

Balance Sheets

(in thousands)

	As of December 31,
	2011	2010
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	30	2,401
Amounts due from subsidiaries	3,020	1,303
Prepayments and other current assets	265	6

Total current assets	3,315	3,710
Investment in subsidiaries (note (a))	115,513	107,398

Total assets	118,828	111,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	188	187

Total current liabilities	188	187

Total liabilities	188	187

Equity
Common stocks, par value US$0.01 each, 100 million shares authorized;
Issued 30,607,672 shares as of December 31, 2011 and 29,153,672 shares as of December 31, 2010	306	292
Additional paid-in capital	70,953	69,941
Accumulated other comprehensive income	3,857	837
Retained earnings	43,524	39,851

Total shareholders’ equity	118,640	110,921

Total liabilities and shareholders’ equity	118,828	111,108

Schedule I

LJ International Inc.

Statements of Income

(in thousands)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Revenue	—	—	—
Costs of goods sold	—	—	—

Gross profit	—	—	—

Operating expenses
Selling, general and administrative expenses	1,479	2,517	1,777

Operating loss	(1,479)	(2,517)	(1,777)

Share of net profits of subsidiaries, net of taxes	11,580	15,511	5,466

Net income	10,101	12,994	3,689
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(6,428)	—	—

Net income attributable to LJ International Inc. shareholders	3,673	12,994	3,689

Schedule I

LJ International Inc.

Statements of Cash Flows

(in thousands)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	US$	US$	US$
Cash flows from operating activities:
Net income	10,101	12,994	3,689
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of net profits of subsidiaries	(11,580)	(15,511)	(5,466)
Loss on write off of a subsidiary	—	672	—
Stock-based compensation expenses	156	442	1,043
Changes in operating assets and liabilities:
Amounts due from subsidiaries	(1,660)	(9,212)	714
Prepayments and other current assets	(259)	193	(93)
Accrued expenses and other payables	1	(62)	(248)

Net cash used in operating activities	(3,241)	(10,484)	(361)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of stock options	870	668	355
Net proceeds from issuance of shares in private placement	—	12,210	—

Net cash provided by financing activities	870	12,878	355

Net (decrease) increase in cash and cash equivalents	(2,371)	2,394	(6)

Cash and cash equivalents, as of beginning of year	2,401	7	13

Cash and cash equivalents, as of end of year	30	2,401	7

Schedule I

LJ International Inc.

(in thousands)

The above financial information have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year.

(a)	Basis of Presentation

The condensed financial information of the LJ International Inc. (“Parent Company”) has been prepared using the same accounting policies as set out in its consolidated financial statements, except that the Parent Company has used the equity method to account for its investment in its subsidiaries. Accordingly, the condensed financial information presented herein represents the financial information of the Parent Company. The Parent Company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (note 19). The subsidiaries did not pay any dividends to the Company for the years presented.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (note 13).

Schedule II – Valuation and Qualifying Accounts

(in thousands)

	Balance at Beginning of Year	Charges to Earnings	Deductions	Balance at End of Year
	US$	US$	US$	US$
2011
Allowance for doubtful accounts	1,439	178	(1,614)	3
Sales return accruals	1,409	8,559	(5,538)	4,430
Deferred tax valuation allowance	2,500	1,060	—	3,560

2010
Allowance for doubtful accounts	1,446	(7)	—	1,439
Sales return accruals	1,060	4,410	(4,061)	1,409
Deferred tax valuation allowance	2,839	—	(339)	2,500

2009
Allowance for doubtful accounts	1,705	(231)	(28)	1,446
Sales return accruals	1,647	5,176	(5,763)	1,060
Deferred tax valuation allowance	3,676	—	(837)	2,839

ITEM 19.        EXHIBITS

The following exhibits are being filed as part of this Annual Report on Form 20-F:

1.1	Memorandum of Association of the Company(1)

1.2	Articles of Association of the Company(1)

1.3	Amendment to Articles of Association of the Company(1)

4.1	Employment Agreement of Yu Chuan Yih with the Registrant(2)

4.2	Form of Share Purchase and Subscription Agreement dated April 13, 2011 in relation to Enzo Jewelry Inc.(3)

4.3	Form of Shareholders Agreement dated April 13, 2011 in relation to Enzo Jewelry Inc.(4)

4.4	Form of Terms of Preferred Shares dated April 13, 2011 in relation to Enzo Jewelry Inc.(5)

4.5	Form of Warrant dated April 13, 2011 in relation to Enzo Jewelry Inc.(6)

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics(7)

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

15.1	Letter from Gruber & Company, LLC to the Securities and Exchange Commission dated April 25, 2012 agreeing with the statements contained in the first through fifth paragraphs of Item 16F herein regarding Gruber & Company, LLC.

101	The following financial statements, formatted in XBRL: (i) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to the Consolidated Financial Statements. The information in Exhibit 101 is “furnished” and not “filed,” as provided in Rule 402 of Regulation S-T.

(1)	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.
(2)	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
(3)	Incorporated by reference to Exhibit 99.2 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(4)	Incorporated by reference to Exhibit 99.3 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(5)	Incorporated by reference to Exhibit 99.4 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(6)	Incorporated by reference to Exhibit 99.5 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(7)	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LJ INTERNATIONAL INC.
(Registrant)

Date: April 25, 2012	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum of Association of the Company(1)

1.2	Articles of Association of the Company(1)

1.3	Amendment to Articles of Association of the Company(1)

4.1	Employment Agreement of Yu Chuan Yih with the Registrant(2)

4.2	Form of Share Purchase and Subscription Agreement dated April 13, 2011 in relation to Enzo Jewelry Inc.(3)

4.3	Form of Shareholders Agreement dated April 13, 2011 in relation to Enzo Jewelry Inc.(4)

4.4	Form of Terms of Preferred Shares dated April 13, 2011 in relation to Enzo Jewelry Inc.(5)

4.5	Form of Warrant dated April 13, 2011 in relation to Enzo Jewelry Inc.(6)

8.1	List of Significant Subsidiaries of the Company

11.1	Code of Ethics(7)

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

15.1	Letter from Gruber & Company, LLC to the Securities and Exchange Commission dated April 25, 2012 agreeing with the statements contained in the first through fifth paragraphs of Item 16F herein regarding Gruber & Company, LLC.

101	The following financial statements, formatted in XBRL: (i) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to the Consolidated Financial Statements. The information in Exhibit 101 is “furnished” and not “filed,” as provided in Rule 402 of Regulation S-T.

(1)	Incorporated by reference to the Exhibits to our Registration Statement on Form F-1 and pre-effective and post-effective amendments thereto, SEC File No. 333-7912, declared effective on April 15, 1998.
(2)	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
(3)	Incorporated by reference to Exhibit 99.2 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(4)	Incorporated by reference to Exhibit 99.3 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(5)	Incorporated by reference to Exhibit 99.4 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(6)	Incorporated by reference to Exhibit 99.5 to our Report on Form 6-K dated April 14, 2011, SEC File No. 0-29620.
(7)	Incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.