Form 20-F
period 2012-03-31
LJ INTERNATIONAL INC
filed 2013-03-28
CIK 1046692

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2012 to March 31, 2012

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

31,675,672 Shares of Common Stock as of March 31, 2012

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

☒ U.S. GAAP

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

Not Applicable.

EXPLANATORY NOTE

Effective on December 28, 2012, LJ International Inc. (the “Company,” “LJI,” “we,” or “us”) changed its fiscal year end from December 31 to March 31. Since we have previously filed an annual report on Form 20-F for the fiscal year ended December 31, 2011, the next relevant reporting period for us to report on is from January 1, 2012 to March 31, 2012. This three month period involves the filing of a transition report on Form 20-F (the “Transition Report”) for the transition period of January 1, 2012 through March 31, 2012 (the “Transition Period”). Thereafter, each subsequent fiscal year (starting with April 1, 2012 to March 31, 2013) would be the subject of an annual report on Form 20-F.

The rules regarding the filing of a Transition Report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are set forth in SEC Exchange Act Rule 13a-10 since the Company is an issuer of securities registered pursuant to Section 12 of the Exchange Act.

Rule 13a-10 sets forth the applicable regulations for the Company as a foreign private issuer in subsection (g) thereof, in relevant part as follows:

a.	The Transition Report must be filed within three months after the later of (i) the close of the Transition Period or (ii) the date on which the Company made the determination to change its fiscal year end (subsection (g)(4));

b.	The Transition Report need not respond to all of the items in Form 20-F; rather, the Transition Report only needs to respond to Item 5—Operating and Financial Review and Prospects; Item 8.A.7.—Material legal, arbitration or governmental proceedings; Item 13—Defaults, Dividend Arrearages and Delinquencies; Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds; and Item 17 or Item 18—Financial Statements (subsection (g)(4)); and

c.	The financial statements for the Transition Period may be unaudited and condensed as permitted in Article 10 of Regulation S-X (subsection (g)(4)).

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This transition report contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this transition report. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, such as but not limited to:

•	dependence upon certain customers

•	dependence on key personnel

•	competitive factors

•	the operation of our business

•	general economic conditions

You should also consider carefully the statements in this transition report which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

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

We may use data and industry forecasts in this transition report which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Not applicable.

ITEM 4. INFORMATION ON THE COMPANY

Not applicable.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere in this Form 20-F. See “Special Note Regarding Forward-Looking Statements.”

For the three months ended March 31, 2012, we reported revenues totaling $52.2 million, up 27% from $41.1 million for the same period last year. The increase was due to a 44% increase in sales of LJI’s retail operation to $36.7 million from $25.5 million a year earlier. The wholesale operation maintained at a similar level as $15.5 million for the same period last year.

Despite the increase in total revenue, the operating income and the net income both decreased because of the continued investment in new store openings, and other initiatives to support business development and infrastructure upgrades for long-term growth, and some expenses of infrequent nature incurred. Operating income for the three months ended March 31, 2012 was $0.76 million, down 82% from $4.2 million for the same period last year. Net loss for the three months ended March 31, 2012 was $0.17 million, down 105% from net income of $3.34 million for the same period last year.

The ENZO retail chain in China has increased its store numbers by 6 to a total of 208 as of March 31, 2012 from a total of 202 as of December 31, 2011, while there were 138 stores as of March 31, 2011. As we increased our store numbers and entered into new cities, we also stepped up our advertising and marketing expenditures in order to further improve our brand awareness and to better prepare for future growth. As a result, operating income for retail for the three months ended March 31, 2012 has decreased to $1.14 million or 68% from $3.55 million for the same period last year. The net income for retail operation has decreased to $0.52 million for the three months ended March 31, 2012 from $3.02 million for the same period last year, down by 83% which was mainly due to the change in fair value of warrants and options liabilities of $0.23 million related to the preferred shares and warrants issued in May, 2011 and the interest expenses of US$0.34 million.

As for the wholesale operation, revenue for the three months ended March 31, 2012 of US$15.5 million, maintaining at a similar level as for the same period last year, recorded an operating income of $0.61 million and a net income of $0.3 million as compared to an operating income of $0.95 million and a net income of $0.62 million for the same period last year. The net income of $0.3 million for the three months ended March 31, 2012 included interest expenses of US$0.21 million.

The revenue mix of the two streams of business of retail and wholesale were roughly in the ratio of 70% and 30% for the three months ended March 31, 2012 as compared to a ratio of 62% and 38% for the same period in 2011, respectively. As the growth rate for our retail revenue is expected to continue to exceed the growth rate for our wholesale revenue, our retail operation is expected to continue to contribute a more significant part in our future growth strategies.

ENZO’s 208 stores are located in 52 cities throughout China including Hong Kong and Macau. We own and manage all our stores in that we do not have any franchising arrangement with any parties. Most of our stores operate in department stores and shopping malls where daily revenue are first collected by the department stores or shopping mall and then reimbursed to the Company on a monthly basis. This arrangement helps with consumer traffic and also reduces the security risk of cash management. We will continue to expand ENZO’s store coverage in accordance with these policies of owning all our future stores and having most of the future stores in department stores or shopping malls.

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

We only recognize tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. We record interest and penalties as a component of income tax expense.

As of March 31, 2012 and December 31, 2011, we have not provided for income taxes on the undistributed earnings of foreign subsidiaries since we consider such earnings to be indefinitely reinvested. The amount of cash held by entities where earnings are considered to be permanently reinvested was $10 million as of March 31, 2012 and December 31, 2011. If in the future we decide to repatriate such foreign earnings, we would incur incremental income tax. However, our intent is to keep these funds indefinitely reinvested and our current plans do not demonstrate a need to repatriate funds to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

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

Goodwill Impairment. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner to accounting for a business combination with allocation of the assessed fair value to all of the assets and liabilities of that reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. We perform our annual impairment review of goodwill at the end of each fiscal year.

We have determined that iBBC Inc., a subsidiary of the Company in the US, is the reporting unit for goodwill impairment testing. The fair value of iBBC Inc. is determined based on the discounted expected cash flow method.

The significant assumptions used in the discounted cash flow model as of December 31, 2011 are:

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

We had goodwill of US$1,521,000 as of March 31, 2012 and December 31, 2011. The estimated fair value of the reporting unit exceeded its carrying value by 162% at December 31, 2011. Consequently, no goodwill impairment has been recognized.

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

Financial instruments include cash and cash equivalents, restricted cash, trade receivables, trade and other payables, derivatives, available-for-sale securities, investments in life insurance contracts, bank overdrafts, notes payable, letter of credit, shareholder’s loan, warrants and options liabilities and convertible redeemable preferred shares of a subsidiary, Enzo Jewelry Inc. The carrying values of these financial instruments, other than derivatives, available-for-sale securities, investments in life insurance contracts, convertible redeemable preferred shares, and warrants and options liabilities approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs and the fair value of the warrants and option liabilities bifurcated at issuance date. We recognize changes in the redemption value immediately as they occur and adjust the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period. The warrants and option issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. We determined the fair values of the convertible redeemable preferred shares, warrants and option liabilities with the assistance of independent third party valuation firm.

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

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net income or loss. See note 21 to our consolidated financial statements, “Fair Value of Financial Instruments”, for further details.

A. OPERATING RESULTS.

Reclassifications

We have corrected the classification of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income (loss) and comprehensive income (loss) for the three months period ended March 31, 2011. Accordingly, reclassifications have been made on the unaudited consolidated statements of income (loss) and comprehensive income (loss) with respective to the periods presented below. Refer to notes 2(n) and 22 to the consolidated financial statements for details of these reclassifications.

Revenues

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Revenues
Wholesale	$15,488	$15,591	-1%
Retail	$36,723	$25,518	44%

	$52,211	$41,109	27%

The revenue from jewelry products for wholesale of $15,488,000 for the three months ended March 31, 2012 remained at a similar level as for the same period in 2011.

The Company’s retail revenue increased by $11,205,000 or 44% to $36,723,000 for the three months ended March 31, 2012, compared to $25,518,000 for the same period in 2011. This increase was primarily due to the increase in number of ENZO retail stores, and better performance of individual stores and changes in its inventory mix. The Company opened 6 new stores during the three months ended March 31, 2012, which are in better locations with better quality customers. There was a weighted average of 205 ENZO retail stores in full operation for the three months ended March 31, 2012 compared to a total of 138 ENZO retail stores at March 31, 2011.

Cost of Sales and Gross Profit

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Cost of sales and gross profit
Cost of sales
Wholesale	$11,689	$12,264	-5%

% of revenues	75%	79%
Retail	$14,291	$9,175	56%

% of revenues	39%	36%
Total	$25,980	$21,439	21%

% of revenues	50%	52%
Gross profit
Wholesale	$3,799	$3,327	14%

% of revenues	25%	21%
Retail	$22,432	$16,343	37%

% of revenues	61%	64%
Total	$26,231	$19,670	33%

% of revenues	50%	48%

The gross profit margin of wholesale increased 4% to 25% for the three months ended March 31, 2012 from 21% for the same period in 2011. This was mainly attributable to the focus on growing profitable accounts, rather than on the size of sales orders.

The gross profit margin of the ENZO retail operation dropped to 61% for the three months ended March 31, 2012 compared to 64% for the same period in 2011 which was attributable to the changes of product mix to broaden the product range to expand into a wider customer base.

Selling, General and Administrative Expenses

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Selling, general and administrative expenses
Wholesale	$2,843	$2,014	41%
Retail	$20,368	$12,334	65%
Corporate	$982	$303	224%

	$24,193	$14,651	65%

% of revenues	46%	36%

Selling, general and administrative expenses increased by 65% for the three months ended March 31, 2012, compared to the same period in 2011. For the wholesale business, the selling, general and administrative expenses increased by 41% for the three months ended March 31, 2012, compared to the same period in 2011. The increase was mainly attributable to staff payment and increase in other expenses, such as, charges for engagement of international accounting firm for advisory services. The expenses incurred by the retail business of $20,368,000, a 65% increase of the same for the three months ended March 31, 2011, comprised advertising cost of $1,347,000 and other marketing campaign cost of $1,314,000 as the continuous effort to build up the ENZO brand in the market, rental cost of $8,392,000, staff cost of $6,479,000 which included $1,826,000 of commissions based on percentage of sales, and other expenses of $2,836,000. The increase was mainly related in the rental expenses, which was driven by higher sales due mainly to better product mix. The rental costs of more than 98% of the retail stores were based on contingent rents determined based on certain percentages of sales, and 90% of these stores did not have any minimum rentals. The corporate expenses included items of corporate overheads, such as charges for legal and professional advisory services.

Net gain on derivatives

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Derivatives
Net gain on derivatives	$8	$53	-87%

% of revenues	0%	0%

We held non-deliverable forward contracts with a bank with total notional amount of US$1,000,000 to hedge RMB exposures for operating costs in normal courses of business. Changes in fair values of the derivative contracts were recognized as net gain or loss on derivatives.

Depreciation (excluding charges included in costs of goods sold)

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Depreciation
Wholesale	$359	$365	-2%

% of revenues	2%	2%
Retail	$924	$517	79%

% of revenues	3%	2%
Total	$1,283	$882	45%

% of revenues	2%	2%

Depreciation of wholesale business decreased by 2% to $359,000 for the three months ended March 31, 2012 from $365,000 for the same period in 2011, which was due to the disposal of some plant and equipment during the period. Depreciation of retail business increased by 79% to $924,000 for the three months ended March 31, 2012 from $517,000 for the same period in 2011, which reflected the amortization of the capital expenditures of renovations on the increased number of retail stores during the year.

Interest cost

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Interest expenses
Wholesales	$212	$167	27%

% of revenues	1%	1%
Retail	$338	$159	113%

% of revenues	1%	1%
Total	$550	$326	69%

% of revenues	1%	1%

Interest expenses of wholesale business increased by $45,000 or 27% to $212,000 for the three months ended March 31, 2012, compared to the same period in 2011. This was primarily attributable to the utilization of new credit lines of letters of credit and term loans granted by the banks for the wholesale business. Interest expenses of retail business increased by $179,000 or 113% to $338,000 for the three months ended March 31, 2012, compared to the same period in 2011. This was primarily attributable to the utilization of new credit lines of letters of credit and term loans granted by the banks for the expansion of numbers of ENZO stores.

Income Taxes

	For the three months ended March 31,
(in thousands)	2012	2011	% Change
Income taxes expense
Wholesales	$111	$226	-51%

% of revenues	1%	1%
Retail	$68	$434	-84%

% of revenues	0%	2%
Total	$179	$660	-73%

% of revenues	0%	2%

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

One of our subsidiaries in China is registered to be qualified as Foreign Investment Enterprises in China and is eligible for certain tax holidays and concessions. Accordingly, this Chinese subsidiary is exempt from Chinese income tax for two years starting from its first profit-making year, followed by a 50% reduction of tax for the next three years. As of March 31, 2012, the PRC income tax is calculated at the applicable rates relevant to this subsidiary, which currently is 12.5%.

Income taxes of wholesale business included the benefits of deferred tax assets of $96,000 and $nil recognized for the three months ended March 31, 2012 and 2011 respectively.

Income taxes of retail business included deferred tax expenses of $170,000 and reduced by $450,000 for the tax prepaid on intra-entity profits on assets remaining within the group.

Inflation

We do not consider inflation to have had a material impact on our results of operations over the last three years.

Foreign Exchange

Approximately 29% and 69% of our sales are denominated in US Dollars and Renminbi, respectively, during the three months ended March 31, 2012, whereas the other sales are mainly denominated in Hong Kong Dollars. The largest portion of our expenses is denominated in Renminbi, then Hong Kong Dollars, then US Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the US Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The Chinese government principally sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rates between the Renminbi and the US Dollar and the Hong Kong Dollar have fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar appreciates relative to the US Dollar, such fluctuation may have a positive effect on the results of our operations. If the value of the Renminbi or the Hong Kong Dollar depreciates relative to the US Dollar, such fluctuation may have a negative effect on the results of our operations. As of March 31, 2012, the Company held non-deliverable forward contracts with a bank with total notional amount of US$1,000,000 to hedge its RMB exposures of operating cost in normal course of business.

Governmental economic and political policies and factors

For information regarding governmental economic, fiscal, monetary and political policies that could materially affect our operations, directly or indirectly, please refer to the “Risk Factors” section on pages 5 to 13 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

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

Cash Flows

	For the three months ended March 31,
	2012	2011
Net cash used in operating activities	$(3,255)	$(5,520)
Net cash (used in) provided by investing activities	$(3,900)	$1,975
Net cash provided by (used in) financing activities	$4,693	$(20)
Effect of foreign exchange rate changes	$2	$(12)
Net decrease in cash and cash equivalents	$(2,460)	$(3,577)

Operating Activities:

Net cash used in operating activities was net income adjusted for certain non-cash items and changes in assets and liabilities.

For the three months ended March 31, 2012, net cash used in operating activities was comprised of net loss of $169,000, non-cash adjustment of $1,782,000 including adjustment of $1,330,000 for depreciation which has increased from prior year due to significant additions of property, plant and equipment for increased number of retail stores and a new office premise for retail business, and additions of plant and equipment for wholesale business, loss of $32,000 on sales of securities, write down of excess and obsolete inventory of $105,000, and loss of $225,000 on change in fair value of warrants and options liabilities.

For the three months ended March 31, 2011, net cash used in operating activities was comprised of net income of $3,341,000, non-cash adjustment of $1,358,000 including adjustment of $981,000 for depreciation, $53,000 unrealized gain on derivatives, loss of $59,000 on sales of securities, and write down of excess and obsolete inventory of $310,000.

Significant changes in assets and liabilities were as follows:

Trade receivables decreased by $10,511,000 for the three months ended March 31, 2012 were mainly due to the seasonality pattern for both wholesale and retail businesses for this quarter and for the last quarter of 2011.

Inventory balance increased by $3,005,000 for the three months ended March 31, 2012. The changes were mainly due to the build-up of inventories to support the increased number of retails stores and for coming rapid growth of retail business. There were 208 and 202 retail stores in operation as at March 31, 2012 and December 31, 2011, respectively.

Trade payables and other accruals decreased by $5,356,000 for the three months ended March 31, 2012, which were mainly due to decreased level of material purchases for seasonality changes for this quarter and for the last quarter of 2011.

Investing Activities:

For the three months ended March 31, 2012, net cash used in investing activities was for capital expenditures of $1,453,000, the increase in restricted cash of $2,012,000 for the new bank lines. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores for the retail business.

For the three months ended March 31, 2011, net cash provided by investing activities was the decrease in restricted cash of $3,554,000 resulted from retirement of certain bank lines, sales proceeds of available-for-sales securities of $1,122,000 and for capital expenditures of $2,713,000. Capital expenditures were mainly for on-going improvements of the existing production facilities in Shenzhen and other business necessities, as well as renovation of new stores for the retail business.

Our capital expenditures by category for the periods presented were:

(in thousands)	For the three months ended March 31, 2012	For the three months ended March 31, 2011
Leasehold improvement	$916	$768
Furniture, fixtures and equipment	$212	$73
Plant and machinery	$273	$1,821
Motor vehicles	$52	$51

	$1,453	$2,713

Financing Activities:

Net cash provided by financing activities for the three months ended March 31, 2012 was $4,693,000, which included proceeds of $641,000 from the issuance of shares upon exercise of stock options, net proceeds of shareholder’s loan of $2,485,000 for general working capital of retail business, net increase of new loans offset by the repayment of matured bank loans of $10,162,000, decrease in letter of credit and factoring of $8,530,000.

Net cash used by financing activities for the three months ended March 31, 2011 was $20,000, which included proceeds of $624,000 from the issuance of shares upon exercise of stock options, net decrease of new loans offset by the repayment of matured bank loans of $2,166,000, increase in letter of credit and factoring of $1,885,000.

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

Letters of Credit, overdrafts and others:

(in thousands)	March 31, 2012	December 31, 2011
Granted :
Letters of credit	$37,529	$31,278
Factoring	$11,632	$10,132
Bank overdrafts	$2,936	$2,923

	$52,097	$44,333

Utilized :
Letters of credit	$24,839	$28,083
Factoring	$3,010	$8,296
Bank overdrafts	$2,788	$2,877

	$30,637	$39,256

The letters of credit and bank overdrafts are denominated in HK dollars, US dollars and Renminbi, bear interest at the floating commercial bank lending rates in Hong Kong and China, and are renewable annually with the consent of the relevant banks.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks.

Notes payable:

(in thousands)	March 31, 2012	December 31, 2011
Notes payable, current portion	$24,002	$13,215
Notes payable, non-current portion	$6,875	$7,500

	$30,877	$20,715

We have term loans classified under notes payable which are collaterized by the Group’s properties. These loans are denominated in HK dollars, US dollars and Renminbi, and bear interest at pre-fixed rates in Hong Kong and China upon withdrawal or upon renewal.

Looking Forward:

We anticipate that cash flow from operations, borrowings available under our existing credit line will be sufficient to satisfy our capital needs for 2012.

Impact of recently issued US GAAP accounting standards

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect this update to have a material impact on its financial position, results of operations or cash flows.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During each of the last three fiscal years, we did not spend any significant amounts on company-sponsored research and development activities.

D. TREND INFORMATION.

Other than as disclosed elsewhere in this transition report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to March 31, 2012 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

As of March 31, 2012, we had the following known contractual obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	US$	US$	US$	US$	US$
Notes payable	30,877	24,002	5,000	1,875	—
Capital (Finance) Lease Obligations	54	32	22	—	—
Operating Lease Obligations	16,407	9,491	5,465	1,297	154
Purchase Obligations	6,483	6,483	—	—	—

Total	53,821	40,008	10,487	3,172	154

Notes payable were repayable by 48-60 monthly installments; each monthly installment included the principal amount and the interest accrued at each payment date. The expected maturities were during 2012 to 2015. Interest charges on these loans are pre-fixed at the beginning of each monthly installment, which ranged from 2.8% to 7.2% per annum as of March 31, 2012.

We had entered into finance lease agreements for the purchase of a motor vehicle in 2009 and for purchase of certain office equipment in 2012. The financed amounts were $104,000 and $36,000, bearing interest at 3.5% and 6.65% per annum, respectively, and repayable in 48 monthly installments beginning in 2009, and repayable in 12 quarterly installments beginning in 2012, respectively. A minimum finance charge may be charged if we pay off all the balances early.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. 7. There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. This includes governmental proceedings pending or known to be contemplated.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements for the three months ended March 31, 2012 and for the year ended December 31, 2011 are being filed as part of this transition report on Form 20-F.

Consolidated Balance Sheets as of March 31, 2012 (unaudited) and December 31, 2011

Unaudited Consolidated Statements of Income (loss) and Comprehensive Income (loss) for the three months ended March 31, 2012 and 2011

Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2012 and 2011

Unaudited Consolidated Statements of Shareholders’ Equity as of March 31, 2012 and December 31, 2011

Notes to the Unaudited Consolidated Financial Statements

Schedule – Valuation and Qualifying Accounts

ITEM 19. EXHIBITS

Not applicable.

LJ INTERNATIONAL INC.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	Notes		March 31, 2012 (Unaudited)	December 31, 2011
			US$	US$
ASSETS
Current assets
Cash and cash equivalents			16,189	18,649
Restricted cash	8		8,878	6,866
Trade receivables, net of allowance for doubtful accounts (March 31, 2012: US$3; December 31, 2011: US$3)			32,308	42,808
Available-for-sale securities	2	(g)	2,117	2,050
Inventories	3		176,291	173,391
Derivatives	2	(h)	23	15
Deferred tax assets	9		1,376	1,108
Prepayments and other current assets	4		15,288	8,958

Total current assets			252,470	253,845
Non-current assets
Properties held for lease, net	5		392	398
Property, plant and equipment, net	6		14,833	14,704
Investments in life insurance contracts	2	(l)	794	445
Deferred tax assets	9		1,083	1,083
Goodwill, net			1,521	1,521

Total non-current assets			18,623	18,151

Total assets			271,093	271,996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	8		2,788	2,877
Notes payable	8		24,002	13,215
Capitalized lease obligation, current portion	10		32	30
Letters of credit and others	8		27,849	36,379
Shareholder’s loan	18		4,068	1,583
Warrants and options liabilities	15		2,311	2,086
Trade payables and other accruals	7		38,322	43,678
Income taxes payable			2,716	3,478
Deferred tax liabilities	9		664	306

Total current liabilities			102,752	103,632
Non-current liabilities
Notes payable	8		6,875	7,500
Capitalized lease obligation	10		22	—

Total non-current liabilities			6,897	7,500

Total liabilities			109,649	111,132
Redeemable convertible preferred shares of a subsidiary, par value US$0.01 each, 1 million shares authorized;
359,826 shares issued and outstanding as of March 31, 2012 and December 31, 2011	15		44,729	42,030
Commitments and contingencies	11
Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized;
31,675,672 and 30,607,672 shares issued and outstanding as of March 31, 2012 and December 31, 2011	12		317	306
Additional paid-in capital			71,606	70,953
Accumulated other comprehensive income			3,942	3,857
Retained earnings			40,650	43,524

Total LJ International Inc. shareholders’ equity			116,515	118,640
Noncontrolling interests			200	194

Total shareholders’ equity			116,715	118,834

Total liabilities and shareholders’ equity			271,093	271,996

The accompanying notes form an integral part of these consolidated financial statements.

LJ INERNATIONAL INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share data)

			Three months ended March 31,
	Notes		2012	2011
			US$	US$
Operating revenue			52,211	41,109
Costs of goods sold			(25,980)	(21,439)

Gross profit			26,231	19,670
Operating expenses
Selling, general and administrative expenses			(24,193)	(14,651)
Net gain (loss) on derivatives	2	(f),21	8	53
Depreciation			(1,283)	(882)

Operating income			763	4,190
Interest income			49	196
Change in fair value of warrants and options liabilities	2	(f),21	(225)	—
Change in fair value on life insurance contracts			5	—
Loss on sales of available-for-sale securities			(32)	(59)
Interest expenses			(550)	(326)

Income before income taxes and noncontrolling interests			10	4,001
Income taxes expense	9		(179)	(660)

Net (loss) income			(169)	3,341
Net income attributable to noncontrolling interests			(6)	—

Net (loss) income attributable to LJ International Inc.			(175)	3,341
Deemed dividend to redeemable convertible preferred shares of a subsidiary	15		(2,699)	—

Net (loss) income attributable to common shareholders of LJ International Inc.			(2,874)	3,341

(Loss) earnings per share:
Basic	16		(0.09)	0.11

Diluted	16		(0.09)	0.11

Weighted average number of shares used in calculating basic (loss) earnings per share			30,815,716	29,646,805
Weighted average number of shares used in calculating diluted (loss) earnings per share			30,815,716	30,992,529

Net (loss) income			(169)	3,341
Other comprehensive income, net of tax:
Foreign currency translation adjustments			—	(13)
Reclassification of realized loss on sale of available-for-sale securities to net loss			28	—
Unrealized holding gains on available-for-sale securities			57	13

Other comprehensive income			85	—

Comprehensive (loss) income			(84)	3,341
Less: comprehensive income attributable to the non-controlling interests			(6)	—

Comprehensive (loss) income attributable to LJI shareholders			(90)	3,341

The accompanying notes form an integral part of these consolidated financial statements.

LJ INERNATIONAL INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Three months ended March 31,
	2012	2011
	US$	US$
Cash flows from operating activities:	(169)	3,341
Net (loss) income
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property, plant and equipment and properties held for lease	1,330	981
Unrealized gain on derivatives	(8)	(53)
Loss on sales of securities	32	59
Change in cash value of life insurance contracts	86	—
Reversal of doubtful debts	(11)	—
Write down of excess and obsolete inventory	105	310
Change in fair value of warrants and options liabilities	225	—
Stock-based compensation expenses	23	61
Changes in operating assets and liabilities:
Trade receivables	10,511	50
Inventories	(3,005)	(11,067)
Prepayments and other current assets	(6,330)	(1,177)
Deferred tax assets	(284)	—
Trade payables and other accruals	(5,356)	2,911
Income taxes payable	(762)	(936)
Deferred taxes payable	358	—

Net cash used in operating activities	(3,255)	(5,520)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(2,012)	3,554
Purchases of available-for-sale securities	(1,156)	—
Proceeds from sales of available-for-sale securities	1,156	1,122
Purchases of property, plant and equipment	(1,453)	(2,713)
Purchases of investments in life insurance contracts	(435)	—
Proceeds from disposals of property, plant and equipment	—	12

Net cash (used in) provided by investing activities	(3,900)	1,975

LJ INERNATIONAL INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

	Three months ended March 31,
	2012	2011
	US$	US$
Cash flows from financing activities:
Decrease in bank overdrafts	(89)	(338)
Proceeds from issuance of ordinary shares upon exercise of stock options	641	624
Proceeds from notes payable	19,828	9,140
Repayment of notes payable	(9,666)	(11,306)
Proceeds from capitalized lease obligation	36	—
Repayment of capitalized lease obligation	(12)	(25)
(Decrease) increase in letters of credit and factoring	(8,530)	1,885
Proceeds from shareholder’s loan	2,485	—

Net cash provided by (used in) financing activities	4,693	(20)

Effect of foreign exchange rate changes on cash and cash equivalents	2	(12)

Net decrease in cash and cash equivalents	(2,460)	(3,577)
Cash and cash equivalents at beginning of the period	18,649	13,048

Cash and cash equivalents at end of the period	16,189	9,471

Supplemental disclosure information:
Interest paid	516	320
Income taxes paid	1,317	1,596

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	36	—
Deemed dividends to preferred shareholders of a subsidiary	2,699	—

The accompanying notes form an integral part of these consolidated financial statements.

LJ INTERNATIONAL INC.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share and per share data)

	LJ International Inc. Shareholders’ Equity
						Accumulated
			Common stock		Additional	other
	Notes		Number of shares	Par value	paid-in capital	comprehensive income (loss)	Retained earnings	Noncontrolling interest	Total
				US$	US$	US$	US$	US$	US$
						(Note 2(j))
Balance as of January 1, 2011			29,153,672	292	69,941	837	39,851	178	111,099

Net income			—	—	—	—	10,101	16	10,117
Foreign currency translation adjustments			—	—	—	3,111	—	—	3,111
Unrealized holding loss in available-for-sale securities	21		—	—	—	(374)	—	—	(374)
Deferred tax adjustment on unrealized holding loss			—	—	—	23	—	—	23
Realized gain on sale of available-for-sale securities			—	—	—	260	—	—	260
Deemed dividend to redeemable preferred shareholders of a subsidiary	15		—	—	—	—	(6,428)	—	(6,428)
Issuance of common stock upon exercise of stock options	12	(a)(iii)	1,454,000	14	856	—	—	—	870
Stock-based compensation	14		—	—	156	—	—	—	156

Balance as of December 31, 2011			30,607,672	306	70,953	3,857	43,524	194	118,834
Net loss			—	—	—	—	(175)	6	(169)
Unrealized holding gain in available-for-sale securities	21		—	—	—	68	—	—	68
Deferred tax adjustment on unrealized holding gain			—	—	—	(11)	—	—	(11)
Reclassification of realized loss on sale of available-for-sale securities			—	—	—	28	—	—	28
Deemed dividend to redeemable preferred shareholders of a subsidiary	15		—	—	—	—	(2,699)	—	(2,699)
Issuance of common stock upon exercise of stock options	12	(a)(iii)	1,068,000	11	630	—	—	—	641
Stock-based compensation	14		—	—	23	—	—	—	23

Balance as of March 31, 2012			31,675,672	317	71,606	3,942	40,650	200	116,715

The accompanying notes form an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

LJ International Inc. (“LJI”) and its subsidiaries (collectively referred to as the “Company”) are principally involved in the design, manufacture, marketing and sale of precious and color gemstones as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (the “PRC”) and most of its wholesale sales are currently to the United States of America (the “US”). The retail stores are located in the PRC, Hong Kong and Macau. The Company also owns certain commercial and residential properties located in Hong Kong, which are held primarily for lease.

As of March 31, 2012, details of the Company’s major subsidiaries are as follows:

Name of subsidiary	Place of establishment and operation	Percentage of ownership	Principal activities
Enzo International Holdings Limited	British Virgin Islands (“BVI”)	100%	Investment holding
Enzo Jewelry Inc.	BVI	100%	Investment holding
Wheels Bound Investments Limited	BVI	100%	Investment holding
Lorenzo Jewelry Limited	Hong Kong	100%	Wholesale
Lorenzo Crystal Ltd.	Hong Kong	100%	Retail
Lorenzo (Shenzhen) Co., Ltd.	PRC	100%	Retail
Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd.	PRC	100%	Manufacturing
Shanghai Enzo Diamond Co., Ltd.	PRC	100%	Trading
Shanghai Wanmei Jewelry Co., Ltd.	PRC	100%	Retail
Wonderful Jewelry (Shenzhen) Co., Ltd.	PRC	100%	Retail

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of LJI and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

The accompanying unaudited consolidated interim financial statements have been prepared by the Company without an audit, pursuant to accounting principles generally accepted in the United States of America (“US GAAP”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). As permitted by the rules of the SEC governing interim financial statements, the accompanying unaudited condensed interim financial statements do not include all of the disclosures that would normally be required by the US GAAP. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company’s unaudited consolidated balance sheets as of March 31, 2012, the Company’s unaudited consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity for the three-month periods ended March 31, 2012 and 2011. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of December 31, 2011 were derived from audited consolidated financial statements, but do not include all disclosures required by generally accepted accounting principles.

These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Revenue recognition

Operating revenue represents:

	Three months ended March 31,
	2012 (unaudited)	2011 (unaudited)
	US$	US$
Product sales	54,140	42,743
Rental income	21	20

	54,161	42,763
Less: Sales return allowance	(1,950)	(1,654)

	52,211	41,109

(c)	Shipping and handling costs

The shipping and handling costs are included in cost of goods sold. Shipping and handling costs were US$533 and US$390 for the three months ended March 31, 2012 and 2011, respectively.

(d)	Advertising and promotion costs

Advertising and promotion expenses are included in selling, general and administrative expenses and are generally expensed when incurred. Advertising costs were US$1,398 and US$1,046 for the three months ended March 31, 2012 and 2011, respectively.

(e)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to LJ International Inc. common shareholders by the weighted average number of ordinary shares outstanding during the year. The Company has determined that its convertible preference shares of its subsidiary, Enzo Jewelry Inc. (“ENZO”) participate in undistributed earnings on the same basis as the ordinary shares of ENZO. The effect on the consolidated earnings per share of the preferred shares issued by ENZO has been included in computing ENZO’s earnings per share data using the two-class method. Under this method, net income attributable to ENZO common shareholders is allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share of ENZO is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The basic and diluted earnings per share of ENZO is then included in the consolidated earnings per share computations of the Company based on the consolidated group’s holding of the ENZO’s securities. The consolidated diluted earnings per share of the Company reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, which also include the potential dilutive effect of the preferred shares of ENZO if they are converted into the Company’s ordinary shares through the flip-over option (note 15).

(f)	Fair value of financial instruments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Fair value of financial instruments (continued)

Financial instruments include cash and cash equivalents, restricted cash, trade receivables, trade and other payables, derivatives, available-for-sale securities, investments in life insurance contracts, bank overdrafts, notes payable, letter of credit, shareholder’s loan, warrants and options liabilities and convertible redeemable preferred shares of ENZO. The carrying values of these financial instruments, other than derivatives, available-for-sale securities, investments in life insurance contracts, convertible redeemable preferred shares of ENZO, and warrants and options liabilities approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares of ENZO were initially recorded at issue price net of issuance costs and the fair value of the warrants and option liabilities bifurcated at issuance date. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the convertible redeemable preferred shares to equal the redemption value at the end of each reporting period (note 15). The warrants and option issued in connection with the convertible redeemable preferred shares were recorded as a liability at fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. The Company with the assistance of independent third party valuation firm determined the fair values of the convertible redeemable preferred shares, warrants and option liabilities (note 15).

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

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See note 21, “Fair Value of Financial Instruments”, for further details.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Available-for-sale securities

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

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Quoted investment fund, at cost	2,156	2,189
Gross unrealized losses	(39)	(139)

Fair value of available-for-sale securities	2,117	2,050

As of March 31, 2012

	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$	US$	US$	US$	US$	US$
Quoted investment fund	2,117	39	—	—	2,117	39

As of December 31, 2011

	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$	US$	US$	US$	US$	US$
Quoted investment fund	930	70	1,120	69	2,050	139

Additional details on fair value changes of available-for-sale securities have been disclosed in note 21.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Derivatives—foreign exchange forward contracts

As of March 31, 2012, the Company held non-deliverable forward contracts with a bank with total notional amount of US$1,000 to hedge its RMB exposures for operating costs in the normal courses of business. The aggregate forward gains from these contracts were included in selling, general and administrative expenses which amounted to US$14 and US$11 for the three months ended March 31, 2012 and 2011, respectively.

(i)	Foreign currencies

The functional currency of the Company and its subsidiaries in the BVI is United States dollars (US$), while the functional currency of its subsidiaries in Hong Kong of the manufacturing and wholesale segment is US dollars, its subsidiaries in Hong Kong of the retail segment is Hong Kong dollars, and the functional currency of all subsidiaries in the PRC is Renminbi. The reporting currency of the Company is US$. Transactions denominated in currencies other than US dollars are translated into US dollars at the exchange rate prevailing at the dates of transactions. Foreign currency translation gains and losses are included in the consolidated statement of income (loss) and comprehensive income (loss). The assets and liabilities of the Company’s subsidiaries whose functional currencies are other than US dollars, are translated at the exchange rates in effect at the balance sheets date and related revenue and expenses are translated at average exchange rates during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss).

The aggregate foreign exchange transaction losses and translation loss included in determining net income were US$129 and US$79 for the three months ended March 31, 2012 and 2011, respectively.

(j)	Comprehensive income (loss)

The Company reports comprehensive income in the consolidated statements of income (loss) and comprehensive income (loss). Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, unrealized holding gains (losses) on investment in available-for-sale securities.

	Three months ended March 31, 2012 (unaudited)
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of Tax Amount
	US$	US$	US$
Foreign currency translation adjustments	—		—

Unrealized losses on securities
Unrealized holding gain arising during the period	68	(11)	57
Less : reclassification adjustment for losses realized in net loss	33	(5)	28

Net unrealized gain	101	(16)	85

Other comprehensive income	101	(16)	85

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Comprehensive income (loss) (continued)

	Three months ended March 31, 2011 (unaudited)
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of Tax Amount
	US$	US$	US$
Foreign currency translation adjustments	(13)	—	(13)

Unrealized losses on securities
Unrealized holding losses arising during the period	(46)	—	(46)
Less : reclassification adjustment for losses realized in net income	59	—	59

Net unrealized gain	13	—	13

Other comprehensive income	—	—	—

(k)	Store closure costs

The store closure costs represent costs associated with the closure of retail stores which is the ongoing and continuous activities of the Company to consolidate its retail stores. Stores closure costs relate to the write-down of store renovation work capitalized as leasehold improvements included in selling, general and administrative expenses, and such costs are in the amount of nil and US$5 for the three months ended March 31, 2012 and 2011. There were no costs related to termination severance to employees or early termination of lease contracts for the three months ended March 31, 2012 and 2011.

(l)	Investments in life insurance contracts

The Company purchased key man insurance for four of its senior executives. An investment in a life insurance contract is reported as an asset. The Company determines the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. Any amount that ultimately would be realized by the Company as the policyholder upon the assumed surrender of the final policy is included in the amount that could be realized under the insurance contract. An asset representing an investment in a life insurance contract shall be measured subsequently at the amount that could be realized under the insurance contract as at the reporting date. The death benefit will not be realized before the actual insured event happens. The change in cash surrender or contract value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contract for the period. Cash receipts and cash disbursements related to key man insurance is classified as investing activities in the statement of cash flows. The face value of each of the individual key man insurance was US$1,000. The total carrying value of the key man insurance were US$794 and US$445 as of March 31, 2012 and December 31, 2011, respectively. There is no contractual restriction on the Company’s ability to surrender the key man insurance policy.

(m)	Recent changes in accounting standards

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

(n)	Reclassifications

The Company has corrected the classification of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income, refer to note 22 for details.

3.	INVENTORIES

Inventories consist of the following:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Raw materials	51,592	50,379
Work-in-progress	9,204	8,415
Finished goods	115,495	114,597

	176,291	173,391

US$105 and US$310 of excess and obsolete inventories were written down to lower of cost or market and included in the cost of goods sold for the three months ended March 31, 2012 and 2011.

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Rental, utilities and other deposits	3,313	1,872
Deposits for purchases and services	4,648	2,135
Prepaid expenses	7,327	4,951

	15,288	8,958

5.	PROPERTIES HELD FOR LEASE, NET

The Company owns leasehold land and buildings in Hong Kong and leases them out for lease term of two years. Properties held for lease consist of the following:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Leasehold land and buildings	784	784
Less: Accumulated depreciation	(392)	(386)

	392	398

The Company pledged all properties held for lease as collateral for general banking facilities granted to the Company as of March 31, 2012 and December 31, 2011 (see note 8).

The future aggregate minimum rental receivables under non-cancellable operating leases are as follows:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Within 1 year	74	76
1-2 year	24	39
2-3 year	9	13

	107	128

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Leasehold land and buildings	4,276	4,276
Leasehold improvement	18,880	17,887
Furniture, fixtures and equipment	5,902	5,685
Plant and machinery	6,560	6,288
Motor vehicles	1,332	1,280

	36,950	35,416
Less: Accumulated depreciation	(22,117)	(20,712)

	14,833	14,704

The Company pledged leasehold land and buildings with net book values of US$2,658 and US$1,768 as of March 31, 2012 and December 31, 2011 respectively as collateral for general banking facilities granted to the Company (note 8).

7.	TRADE PAYABLES AND OTHER ACCRUALS

Trade payables and other accruals consist of the following:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Trade payables	27,699	34,736
Accrued payroll and staff benefits	5,562	5,558
Accrued expenses and other payables	5,061	3,384

	38,322	43,678

8.	BANKING FACILITIES AND OTHER LOANS

			March 31, 2012 (unaudited)	December 31, 2011
	Notes		US$	US$
Bank overdrafts	(a	)	2,788	2,877

Notes payable:
current	(b	)	24,002	13,215
non-current	(b	)	6,875	7,500

			30,877	20,715

Letters of credit and others:
Letters of credit	(a	)	24,839	28,083
Factoring	(a	)	3,010	8,296

			27,849	36,379

The Company’s banking facilities are collateralized by available-for-sale securities, leasehold land and buildings (see notes 5 and 6), restricted cash deposits, factored receivables, and personal guarantees of and properties owned by a director (see note 18(b)).

The material provisions of indentures relating to the Company’s various banking facility agreements contain, among others, covenants pertaining to maintenance of the tangible net worth of LJI and one of its subsidiaries amounting to US$25,000 and US$4,487 respectively as of March 31, 2012 and December 31, 2011, and certain financial ratios related to debts of this subsidiary. Such financial ratios include the gearing ratio, determined as the ratio of “total interest bearing debt” to “tangible net worth plus non-redeemable preference shares and minority interest” as per the agreement; and debt service coverage, determined as “earnings before interest, taxes, depreciation and amortization (EBITDA)” to “principal and interest repayment for ensuring 12 months” as per the agreement. In the event of default, the bank would at its discretion cancel the facilities and demand immediate repayment of all principal, interest, fees and other amount outstanding.

At March 31, 2012, one of the Company’s loan facilities in the amount of US$12,024, which relates to amounts in bank overdrafts, notes payables and letter of credit, had financial covenant violations related to exceeding financial ratios limiting the amount of debt held by a subsidiary. The violations remain in default and the Company continues negotiations with its lender to waive the default. The Company has classified the loan to current liabilities.

8.	BANKING FACILITIES AND OTHER LOANS (Continued)

(a)	As of March 31, 2012, the Company had various revolving bank facilities of overdrafts, letters of credit and factoring facilities granted by banks, amounting to US$2,936 (December 31, 2011: US$2,923), US$37,529 (December 31, 2011: US$31,278) and US$11,632 (December 31, 2011: US$10,132) respectively. The unused credit lines as of March 31, 2012 and December 31, 2011 were US$21,460 and US$5,077 respectively, which included unused letter of credit of US$12,690 (December 31, 2011: US$3,195).

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 2.3% to 5.5% per annum as of March 31, 2012 and ranged from 2.2% to 5.5% per annum as of December 31, 2011.

The factoring facilities granted are limited to the extent of accounts receivable collateralized to the banks. Interest charges on these facilities ranged from 3.0% to 3.3% per annum as of March 31, 2012 and ranged from 3.1% to 3.4% per annum as of December 31, 2011.

Under the banking facilities arrangements, the Company is required to maintain certain cash balances and investment funds based on the amount of facilities granted, such cash balances and investments are reflected as restricted cash and available-for-sale securities in the consolidated balance sheets.

(b)	The Company also had term loans classified under notes payable which are related to the Company’s leasehold land and buildings (see note 6). These loans aggregated to US$30,877 and US$20,715 as of March 31, 2012 and December 31, 2011 respectively. The expected maturities of these notes payable are within 1-5 years. Interest charges on these loans ranged from 2.7% to 7.2% per annum as of March 31, 2012 and ranged from 2.2% to 7.2% per annum as of December 31, 2011. Maturities of the notes payable are as follows:

	March 31, 2012 (unaudited)	December 31, 2011
	US$	US$
Within 1 year	24,002	13,215
1-2 year	2,500	2,500
2-3 year	2,500	2,500
3-4 year	1,875	2,500

	30,877	20,715

9.	INCOME TAXES

The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

The list below shows the statutory tax rates and the applicable rate with preferential treatments of the Company’s major subsidiaries in the PRC for the three months ended March 31, 2012 and 2011.

Name of subsidiary	Statutory tax rate 2011 and 2012	Applicable rate with preferential treatments
		March 31, 2012	March 31, 2011
Lorenzo (Shenzhen) Co., Ltd.	25%	12.5%	12%
Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd.	25%	25%	25%
Shanghai Enzo Diamond Co., Ltd.	25%	25%	25%
Shanghai Wanmei Jewelry Co.,Ltd.	25%	25%	25%
Wonderful Jewelry (Shenzhen) Co., Ltd.	25%	25%	24%

Lorenzo (Shenzhen) Co., Ltd. was regarded as a “Wholly Owned Foreign Enterprise” pursuant to a certificate issued by Yantian National Tax Bureau, Shenzhen dated April 28, 2008. The certificate is valid for five years commencing from its first profit-making year. According to the relevant PRC regulations, Lorenzo (Shenzhen) Co., Ltd. was exempted from income tax for two years starting from its first profit-making year, followed by a 50% reduction of tax for the next three years. Accordingly, it is entitled to enjoy a preferential tax rate of 12.5%, 12% and 11% for the year ended December 31, 2012, 2011 and 2010 respectively.

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

9.	INCOME TAXES (Continued)

Without tax exemptions and tax reliefs, PRC income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Three months ended March 31,
	2012 (unaudited)	2011 (unaudited)
	US$	US$
Increase in PRC income tax	431	289

Decrease in basic earnings per share	0.01	0.01

Decrease in diluted earnings per share	0.01	0.01

Uncertain tax positions

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on its evaluation, the Company determined that no unrecognized tax benefits, including interest and penalties, were required as of January 1, 2007 when it first implemented its assessment and recognition of uncertain tax positions. It has no additional material uncertain tax positions as of March 31, 2012 and December 31, 2011 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of March 31, 2012 and December 31, 2011 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. If these foreign earnings were to be repatriated in the future, the related tax liability may be reduced by any foreign income taxes previously paid on these earnings.

Income tax expense comprises of the following:

	Three months ended March 31,
	2012 (unaudited)	2011 (unaudited)
	US$	US$
Current taxes:
For the period
– Arising in domestic subsidiaries	206	226
– Arising in foreign subsidiaries	349	434

Total current taxes	555	660
Deferred taxes arising in foreign subsidiaries for the period:
– Arising in domestic subsidiaries	(194)	—
– Arising in foreign subsidiaries	268	—

	74	—
Prepaid Tax expense
– Arising in foreign subsidiaries	(450)	—

Income taxes expense	179	660

9.	INCOME TAXES (Continued)

	As of March 31, 2012 (unaudited)	As of December 31, 2011
	US$	US$
Deferred tax assets (current)	1,376	1,108
Deferred tax assets (non-current)	1,083	1,083
Deferred tax liabilities	(664)	(306)

	1,795	1,885

Movements of valuation allowance are as follows:

	As of March 31, 2012 (unaudited)	As of December 31, 2011
	US$	US$
At the beginning of the year	3,560	2,500
Current period (reduction) addition	(6)	1,060

At the end of the period/year	3,554	3,560

The cumulative amount of tax loss carried forward was US$8,682 and US$8,779 as of March 31, 2012 and 2011, respectively, for the Company’s certain subsidiaries in Hong Kong and the PRC. The PRC net operating loss will expire beginning 2015, while the losses could be carried forward indefinitely in Hong Kong.

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

Based on the history of the Company’s profitability, management believes that it is more likely than not that the Company will realize the benefits of the deferred tax assets of US$2,459 and US$2,191, net of valuation allowances as of March 31, 2012 and December 31, 2011.

10.	LEASES

The Company is obligated under capital leases agreements of a motor vehicle and certain office equipment that will expire in 2012 and 2014 respectively. At March 31, 2012 and December 31, 2011, the gross amount of the motor vehicle and office equipment and related accumulated amortization recorded under capital leases were as follows:

	As of March 31, 2012 (unaudited)	As of December 31, 2011
	US$	US$
Cost	154	118
Less : accumulated amortization	(35)	(31)

	119	87

Amortization of assets held under capital leases is included with depreciation expenses.

The Company leases certain of its office and factory premises under various operating leases which the rent payables are charged to the consolidated statements of income (loss) and comprehensive income (loss) on a straight-line basis over the term of the relevant leases including any periods of free rent. In addition to the future minimum lease payments, the terms of the leases in respect of the retail shops in the PRC and Hong Kong provide for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. Rental expenses for operating leases for the three months ended March 31, 2012 and 2011 consisted of the following:

	Three months ended March 31,
	2012 (unaudited)	2011 (unaudited)
	US$	US$
Minimum rentals	2,158	1,584
Contingent rentals	6,438	4,262

Total rental expenses	8,596	5,846

10.	LEASES (Continued)

Future minimum capital lease payments under capitalized leases and non-cancellable operating leases are approximately as follows:

	As of March 31, 2012 (unaudited)		As of December 31, 2011
	Capitalized leases	Operating leases	Capitalized leases	Operating leases
	US$	US$	US$	US$
Within 1 year	37	9,491	31	6,853
1-2 year	14	4,283	—	2,207
2-3 year	11	1,182	—	787
3-4 year	—	674	—	42
4-5 year	—	623	—	20
After 5 years	—	154	—	—

Total future minimum lease payments	62	16,407	31	9,909

Less: Amount representing interest at 3.5%-6.65%	(8)		(1)

Present value of net minimum capital lease payments	54		30
Less current instalments of obligations under capital leases	(32)		(30)

Obligations under capital leases, excluding current instalments	22		—

The Company leases certain of its office and quarters from a related party with two years lease terms expiring in 2012 and 2013. Rental expenses for operating leases paid to the related party are included in the data presented above. Total rent expenses associated with these leases were US$51 and US$58 for the three months ended March 31, 2012 and 2011 respectively.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of March 31, 2012 and December 31, 2011, the Company had capital expenditure commitments of US$974 and US$954 respectively, and purchases of goods commitment of US$6,483 and US$3,178 respectively.

12.	COMMON STOCK AND WARRANTS

(a)	Common stock

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

(ii) In October 2010, the Company entered into a securities purchase agreement with certain institutional investors for the issuance of shares of common stock by the Company and issuance of warrants by the Company’s jewelry retail subsidiary, ENZO. The Company sold to the investors

12.	COMMON STOCK AND WARRANTS (Continued)

(a)	Common stock (continued)

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

(iii) A total of 1,068,000 and 1,454,000 shares of common stock of the Company were issued during three months ended March 31, 2012 and the year ended December 31, 2011 respectively upon exercise of stock options.

As of March 31, 2012, the Company had 31,675,672 shares of common stock issued.

(b)	Warrants

	As of March 31, 2012 (unaudited)	As of December 31, 2011
	Number of warrants	Number of warrants
Outstanding, beginning of year	456,000	456,000
Expired	(456,000)	—

Outstanding, end of period	—	456,000

The following table shows the warrants outstanding as of March 31, 2012.

Date of grant	Notes	Number of warrants outstanding	Exercise price
September 25, 2006	(i)	—	US$	3.25 per share

		% of underlying equity interest of ENZO
October 26, 2010	(ii)	7%	US$	21 million
May 3, 2011	(iii)	10.35%	US$	25.875 million

The following table shows the warrants outstanding as of December 31, 2011.

Date of grant	Notes	Number of warrants outstanding	Exercise price
September 25, 2006	(i)	456,000	US$	3.25 per share

		% of underlying equity interest of ENZO
October 26, 2010	(ii)	7%	US$	21 million
May 3, 2011	(iii)	10.35%	US$	25.875 million

12.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants (Continued)

(i)	On September 25, 2006, the Company issued short-term and long-term warrants to the investors of a private placement. The short-term warrants represent an option to purchase in the aggregate up to 236,909 shares of common stock at $4.221 per share at any time during the period from September 25, 2006 until February 5, 2007, which have been exercised in 2007, and the long-term warrants represent a five-year option to purchase in the aggregate up to 366,668 shares of common stock at $4.50 per share at any time during the period from March 25, 2007 until March 25, 2012.

The Company has also issued warrants to the placement agent of the private placement to purchase 29,333 shares of the Company. The warrants issued to the placement agent are identical to the long-term warrants.

The anti-dilutive provisions contained in the warrant agreements provides that the exercise price of the outstanding warrants is subject to adjustment when the Company issues common stock in certain circumstances at a price lower than the exercise price of the warrants. Subsequent to the private placement completed in October 2010 (note 12(a)(ii)), the outstanding warrants of 329,334, which represents the warrants hold by both the investors and the placement agent, at exercise price of US$4.5 per share was adjusted to 456,000 at exercise price of US$3.25 per share.

(ii)	In October 2010, in connection of the issuance of a number of common shares of the Company to some institutional investors (note 12(a)(ii)), ENZO also issued warrants to these investors to purchase a number of shares of common stock of ENZO which equal to 4.25% of the outstanding equity of ENZO when the market valuation of ENZO upon completion of the offering and valued at the public offering price of ENZO common stock is equal to or greater than US$300 million. The exercise price is a price per share which is determined as of the share determination time equal to the quotient determined by dividing the holder’s pro rata portion of US$12.75 million by the share quantity.

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

12.	COMMON STOCK AND WARRANTS (Continued)

(b)	Warrants (Continued)

(iii)	On May 3, 2011, ENZO issued 359,826 redeemable preferred shares to some institutional investors, to fund expenditures for new store openings, marketing expenses and general working capital related to the expansion of its retail business in the PRC (note 15). As part of the transaction, ENZO also issued some warrants to these institutional investors. The warrants are exercisable any time after the issuance date, in whole or in part, with the exercise price per share being the quotient determined by dividing the holders’ pro rata portion of US$25,875 by holders’ pro rata portion of 10.35% of the common stock deemed outstanding of ENZO on a fully diluted basis, on the date of the exercise note

The warrants were recorded as liabilities as the number of shares of ENZO to be obtained is variable, and initially recorded at fair value at issuance date. The fair value of the warrants was US$2.24 million and US$2.07 million as of March 31, 2012 and December 31, 2011. Changes in fair value of the warrants in each reporting period are included in the consolidated statement of income (loss) and comprehensive income (loss). A loss of US$169 from the change in fair value of the warrants was recognized in the consolidated statement of income (loss) and comprehensive income (loss) during the three months ended March 31, 2012 (note 21).

The fair value of the warrants was determined by adopting the Monte Carlo simulation valuation methodology, with the assistance of an independent valuation firm, using the following assumptions:

Assumptions	Valuation as of March 31, 2012	Valuation as of December 31, 2011
Underlying asset value	$145,100	$142,300
Risk free rate	0.42%	0.31%
Volatility of the warrant	33.50%	33.93%
% of share of the Company	9.69	9.69
upon the exercise of flip-over option of the warrant

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

The amount of forfeitures in respect of the MPF scheme, which was available to reduce the Company’s contribution payable, for the three months ended March 31, 2012 and 2011 was US$4 and nil respectively.

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

Contributions paid and payable by the Company in respect of the employee retirement benefit plans charged to the consolidated statement of income (loss) and comprehensive income (loss) were US$1,094 and US$742 for the three months ended March 31, 2012 and 2011 respectively.

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

Pursuant to the 1999 Annual Meeting of the Shareholders on December 15, 1999, the authorized number of stock options of the 1998 Plan was increased from 2,000,000 to 4,000,000. The purchase price of the shares of the Common Stock covered by the 1998 Plan shall be at least 100% of the fair market value per share of such shares on the date of grant, with a term of ten years. As of March 31, 2012, 3,990,000 options had been exercised and 10,000 options to purchase the Company’s shares of common stock under the 1998 Plan were outstanding.

On July 1, 2003, the Company adopted the second stock option plan (the “2003 Plan”) which was approved by the shareholders on December 5, 2003. The 2003 Plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to provide for a total of 4,000,000 stock options to officers, directors, key employees and advisors of the Company. The purchase price of the shares of the common stock covered by the 2003 Plan could be less than, equal to or greater than 100% of the fair market value of the Common Stock at the time of grant, with a term of ten years. As of March 31, 2012, 3,448,500 options had been exercised, 172,000 had expired, and 379,500 options to purchase the Company’s shares of common stock under the 2003 Plan were outstanding.

14.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

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

Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the 2005 Plan. As of March 31, 2012, 3,895,000 options had been exercised and 105,000 options to purchase the Company’s shares of common stock under the 2005 Plan were outstanding.

On August 8, 2008, the Company adopted and approved the fourth stock option plan (the “2008 Plan”) which was approved by the shareholders on November 14, 2008. Options granted under the 2008 Plan will constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The 2008 Plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the 2008 Plan, which expires in August 2018. The compensation committee has the sole authority to interpret the 2008 Plan and make all determinations necessary or advisable for administering the 2008 Plan. The exercise price for any incentive option and nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company’s stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the 2008 Plan. As of March 31, 2012, 2,831,000 options had been exercised and 1,169,000 options to purchase the Company’s shares of common stock under the 2008 Plan were outstanding.

During the three months ended March 31, 2012 and 2011, the Company has granted nil stock options. Total compensation expenses of US$23 and US$61 was recognized in income for the three months ended March 31, 2012 and 2011 respectively, relating to the amortization of the fair value associated with all option grants. As of March 31, 2012 and December 31, 2011, there was US$98 and US$122 unrecognized compensation cost related to unvested share options granted to employees of the Company. As of March 31, 2012, the unvested share options expense relating to the stock options of the Company is expected to be recognized over a weighted-average period of 2.5 years on a straight-line basis over the service periods.

14.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

The stock options activities and related information are summarized as follows:

	As of March 31, 2012		As of March 31, 2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
		US$		US$
Outstanding, beginning of the period	2,731,500	0.79	4,185,500	0.72
Granted	—	—	—	—
Exercised (note 12(a)(iii))	(1,068,000)	0.60	(1,040,000)	0.60
Cancelled	—	—	—	—
Expired	—	—	—	—

Outstanding, end of the period	1,663,500	0.92	3,145,500	0.77

Fair value of options vested (US$’000) during the period:	153		497

Aggregate intrinsic value (US$’000) of exercised options during the period	1,784		3,193

Exercise price equals to market price on date of grant	1,169,000	0.60	2,578,000	0.60
Exercise price exceeds the market price on date of grant	494,500	1.66	567,500	1.52

	1,663,500	0.92	3,145,500	0.77

14.	STOCK-BASED COMPENSATION (Continued)

(a)	Stock incentive plan (Continued)

	As of March 31, 2012		As of March 31, 2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
		US$		US$
Exercisable, end of the period
- exercise price at US$0.40	15,000	0.40	65,000	0.40
- exercise price at US$0.60	435,000	0.60	1,422,000	0.60
- exercise price at US$2.00	389,500	2.00	397,500	2.00

	839,500	1.25	1,884,500	0.89

Aggregate intrinsic value of exercisable options (US$’000)	851		5,493

Contractual life
- exercise price at US$0.40	0.57 year		0.57 year
- exercise price at US$0.60	0.88 year		0.88 year
- exercise price at US$2.00	1.25 years		2.25 years

Weighted average remaining contractual life of outstanding options	1.75 years		1.87 years

Outstanding options, end of period
- exercise price at US$0.40	105,000	0.40	170,000	0.40
- exercise price at US$0.60	1,169,000	0.60	2,578,000	0.60
- exercise price at US$2.00	389,500	2.00	397,500	2.00

	1,663,500	0.92	3,145,500	0.77

Aggregate intrinsic value of outstanding options (US$’000)	2,237		9,553

All options issued, other than 824,000 options, are immediately exercisable as of March 31, 2012. The 824,000 options are issued and outstanding but only vested over the service periods in additional increments of 15,000 in 2012, 437,000 in 2013, 327,000 in 2014 and 15,000 in each of 2015 to 2017.

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY

On May 3, 2011, ENZO issued 359,826 convertible redeemable preferred shares (the “ENZO Preferred Shares”) for an aggregate purchase price of US$41.38 million (US$115 per share). The issuance of the preferred shares was for the purpose of funding expenditures for new store openings, marketing expenses and general working capital related to expansion of ENZO’s retail business in the PRC.

The holders of the ENZO Preferred Shares have various rights and preferences as follows:

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

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

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

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

Warrants

As part of the transaction and with at no additional considerations, ENZO Preferred Shareholders are also granted warrants to acquire up to 10.35% of additional equity interest of ENZO. Please refer to note 12(b)(iii) for details.

No cash dividends were declared by ENZO on the preferred shares for the three months ended March 31, 2012 and 2011.

The ENZO Preferred Shares were classified as mezzanine equity of the Company as these preferred shares can be redeemed at the option of the holders any time after a Redemption Event, which is outside the control of the Company. The Company recorded the initial carrying amount of the ENZO Preferred Shares at the date of issuance at US$35.6 million, which was the total proceed from the issuance of US$41.38 million net of issuance costs of US$1.77 million, and after the bifurcations of the Flip Option with fair value of US$980 and the warrants with fair value of US$3.03 million at issuance date as disclosed in note 12(b)(iii).

The ENZO Preferred Shares have no beneficial conversion features as the conversion price is lower than the fair value of the ordinary shares of ENZO at the commitment date of May 3, 2011.

The carrying amount of the ENZO Preferred Shares were subsequently accredited to the redemption value, based on the effective interest method, over the period from the issuance date to the earliest redemption date of May 3, 2014, with the charges recorded as deemed dividends to ENZO preferred shareholders in retained earnings. Deemed dividends of US$2.7 million and US$nil has been recorded for the three months ended March 31, 2012 and 2011 respectively.

The Flip Option is considered an embedded derivative and has been bifurcated and recorded as a warrants and options liabilities on the consolidated balance sheets, at a fair value of US$68 and US$11 as of March 31, 2012 and December 31, 2011 respectively. A loss of US$56 from the change in fair value has been recorded in earnings during the three months ended March 31, 2012 (note 21).

The fair value of the Flip Option was determined by adopting the Monte Carlo simulation valuation methodology, with the assistance of an independent valuation firm, using the following assumptions:

Assumptions	Valuation as of March 31, 2012	Valuation as of December 31, 2011
Underlying asset value	$2.32	$1.92
Risk free rate	0.418%	0.31%
Volatility of the Company	54.22%	49.43%
Number of share issued upon exercise of the Flip Option	12,163,018	12,163,018
Correlation with ENZO share	0.95	0.95

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY (Continued)

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

Reconciliation of the Redeemable Noncontrolling Interest (Mezzanine Equity)

US$
Beginning balance – December 31, 2011	42,030
Deemed dividend (accretion)	2,699

Ending balance—March 31, 2012	44,729

Net income allocated to redeemable non-controlling interest for the three months ended March 31, 2012 and 2011 was nil as shown in note 16 as net income allocated to participating securities for the purpose of determination of earnings per share.

16.	EARNINGS PER SHARE

The following table sets forth the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2012 and 2011:

	Three months ended March 31,
	2012	2011
	US$	US$
Net (loss) income attributable to common shareholders of LJ International Inc.	(2,874)	3,341
Less: net income allocated to participating securities	—	—

Numerator for basic and dilutive earnings per share	(2,874)	3,341

Weighted average common shares outstanding:
Denominator for basic earnings per share	30,815,716	29,646,805
Dilutive effect of warrants	—	66,308
Dilutive effect of options	—	1,279,416

Denominator for diluted earnings per share	30,815,716	30,992,529

Net (loss) income per common share attributable to LJ International Inc. common shareholders :
(Loss) earnings per share—basic	(0.09)	0.11
(Loss) earnings per share—diluted	(0.09)	0.11

During the three months ended March 31, 2012 and 2011, the Company had securities which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive. Such outstanding securities consists of 359,826 ENZO Preferred Shares that contains the Flip Option to entitle the holders to convert the preferred shares into common shares of the Company (note 15), the warrants of ENZO as described in note 12(b)(iii) which entitle the holders to exercise the flip-over option to convert the warrants into the common shares of the Company as of March 31, 2012. Such outstanding antidilutive securities include 1,663,500 and nil share options as of March 31, 2012 and 2011 respectively.

17.	STATUTORY RESERVES

According to the laws and regulations of the PRC, the Company’s subsidiaries are required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

As of March 31, 2012 and December 31, 2011, the statutory reserve fund amounted to US$3,146 and US$3,146 respectively.

In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of US$78,220 and US$71,809 as of March 31, 2012 and December 31, 2011, respectively, were considered restricted. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$81,367 and US$74,955 as of March 31, 2012 and December 31, 2011 respectively.

18.	RELATED PARTY TRANSACTIONS

(a)	Names and relationship of related parties:

Existing relationships with the Company

Yu Chuan Yih	Director and major beneficial shareholder of the Company

Tanzanite (H.K.) Limited	Common director

Andrew N. Bernstein	Non-executive director

Ng Hon Tak	Director and shareholder of the Company

18.	RELATED PARTY TRANSACTIONS (Continued)

(b)	Summary of balances with related parties:

	As of March 31, 2012 (unaudited)	As of December 31, 2011
	US$	US$
Certain banking facilities granted to the Company collateralized by properties owned by Yu Chuan Yih and his personal guarantee	65,147	53,560

Shareholder’s loan to a subsidiary	4,068	1,583

The shareholder’s loan is unsecured, interest free, repayable in 2012 and 2013, and relate to working capital nature.

(c)	Summary of related party transactions:

	Three months ended March 31,
	2012	2011
	US$	US$
Expenses:
Rental expense to Tanzanite (H.K.) Limited	51	58
Legal fee to Andrew N. Bernstein, P.C.	9	33
Director’s fee to Andrew N. Bernstein	3	3

	63	94

The Company leases certain of its office and quarter from Tanzanite (H.K.) Limited. The leases are for two years term expiring in 2012. The Company may terminate these tenancies at May 1, 2012 and June 1, 2013, by giving the landlord no less than two and three months’ prior notice, respectively.

19.	SEGMENT INFORMATION

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

19.	SEGMENT INFORMATION (Continued)

Contributions of the major activities, profitability information and asset information are summarized below:

	Manufacture and wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Three months ended March 31, 2012
Segment revenue from external customers	15,488	36,723	—	52,211

Revenue from intra-segment	475	7	(482)	—

Income (loss) from operations	605	1,140	(982)	763
Interest income	40	9	—	49
Change in fair value of warrants and options liabilities	—	(225)	—	(225)
Change in fair value of life insurance contracts	5	—	—	5
Loss on sales of available-for-sale securities	(32)	—	—	(32)
Interest expenses	(212)	(338)	—	(550)

Income (loss) before income taxes and noncontrolling interests	406	586	(982)	10
Income taxes	(111)	(68)	—	(179)
Net income attributable to noncontrolling interests	(6)	—	—	(6)

Net income (loss) attributable to LJ International Inc.	289	518	(982)	(175)

Significant non-cash items
–Depreciation	393	937	—	1,330
–Write down of excess and obsolete inventory	105	—	—	105
–Noncontrolling interests	(6)	—	—	(6)
–Stock-based compensation cost	—	—	23	23

Segment assets
Total expenditures for additions to long-lived assets	108	1,345	—	1,453

19.	SEGMENT INFORMATION (Continued)

	Manufacture and wholesale	Retail	Corporate	Total
	US$	US$	US$	US$
Three months ended March 31, 2011
Segment revenue from external customers	15,591	25,518	—	41,109

Revenue from intra-segment	628	—	(628)	—

Income (loss) from operations	948	3,545	(303)	4,190
Interest income	125	71	—	196
Loss on sales of securities-for-sale and held for sale securities	(59)	—	—	(59)
Interest expenses	(167)	(159)	—	(326)

Income (loss) before income taxes and noncontrolling interests	847	3,457	(303)	4,001
Income taxes	(226)	(434)	—	(660)

Net income (loss) attributable to LJ International Inc.	621	3,023	(303)	3,341

Significant non-cash items
–Depreciation	458	523	—	981
–Write down of excess and obsolete inventory	310	—	—	310
–Stock-based compensation cost	—	—	61	61

Segment assets
Total expenditures for additions to long-lived assets	2,020	693	—	2,713

19.	SEGMENT INFORMATION (Continued)

(a)	Geographical areas

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer).

	Three months ended March 31,
	2012	2011
	US$	US$
Revenue from external customers:
US	9,623	10,551
Canada	418	596
Europe and other countries	4,787	3,568
Japan	316	438
PRC (including Hong Kong and Macau)	37,067	25,956

	52,211	41,109

	March 31, 2012	December 31, 2011
	US$	US$
Carrying amount of long-lived assets:
Hong Kong	4,471	4,790
PRC	10,754	10,312

Total long-lived assets (excluding goodwill)	15,225	15,102
Reconciling items:
Others	255,868	256,878

Total consolidated assets	271,093	271,996

20.	SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Revenue concentration

The Company did not derive operating revenue from any major customer of the manufacturing and wholesale segment, which accounted for over 10% of operating revenue for three months ended March 31, 2012 and 2011.

(b)	Dependence on suppliers

The Company sourced supplies and raw materials from a variety of suppliers, and the Company did not believe the loss of any of our suppliers would have a material adverse effect on our business. Alternative sources of supply for raw materials for production of jewelry are readily available.

The following suppliers of gold, diamonds and gemstones accounted for 10% or more of total purchases during three months period ended March 31, 2012 and 2011:

	Three months ended March 31,
	2012		2011
	US$	%	US$	%
Supplier A	5,779	23	6,924	24
Supplier B	5,583	22	—	—
Supplier C	3,659	15	5,237	18

Trade payables related to these suppliers were US$5,224 and US$7,594 as of March 31, 2012 and December 31, 2011 respectively.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the Company’s assets (liabilities) that are measured at fair value on a recurring basis subsequent to initial recognition:

	As of March 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
Derivatives	—	—	23	23
Available-for-sale securities	2,117	—	—	2,117
Warrants and options liabilities	—	—	(2,311)	(2,311)

Total	2,117	—	(2,288)	(171)

	As of December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
Derivatives	—	—	15	15
Available-for-sale securities	2,050	—	—	2,050
Warrants and options liabilities	—	—	(2,086)	(2,086)

Total	2,050	—	(2,071)	(21)

The following tables present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs for the three months ended March 31, 2012 and for the year ended December 31, 2011.

	Fair value measurements using significant unobservable inputs (Level 3)
Assets	Derivatives (assets)	Total
	US$	US$
Beginning balance as of December 31, 2011	15	15
Purchases and issuances	—	—
Total gains or losses (realized/unrealized) included in earnings	8	8
Ending balance at March 31, 2012	23	23

The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at the reporting date
– For the three months ended March 31, 2011	—	—

– For the three months ended March 31, 2012	8	8

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurements using significant unobservable inputs (Level 3)
Liabilities	Derivatives (liabilities)	Warrants and options liabilities	Total
	US$	US$	US$
Beginning balance at December 31, 2011	—	(2,086)	(2,086)
(Issuances) settlements	—	—	—
Total gains or losses (realized/unrealized) included in earnings	—	(225)	(225)

Ending balance at March 31, 2012	—	(2,311)	(2,311)

The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at the reporting date
– For the three months ended March 31, 2011	—	—	—

– For the three months ended March 31, 2012	—	(225)	(225)

The following table displays assets measured at fair value on a non-recurring basis; that is, the instrument is not measured at fair value on an ongoing basis but is subject to fair value adjustments in certain circumstances (for example, when the Company recognizes an impairment charge):

As of March 31, 2012
	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss
	US$	US$	US$	US$
Property, plant and equipment:
Molds	—	—	—	—
Others	—	—	—	—

Total	—	—	—	—

	As of December 31, 2011
	Quoted price in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss
	US$	US$	US$	US$
Property, plant and equipment:
Molds	—	—	2,324	2,324
Others	—	—	113	113

Total	—	—	2,437	2,437

22.	RECLASSIFICATIONS

During 2011, management has identified adjustment requirements on recognition of retail revenue which was related to the trading of color stones, and further evaluated the classifications of certain costs between costs of goods sold, selling, general and administrative expenses, and depreciation on the consolidated statement of income. As a result of such evaluation, management determined that certain reclassification adjustments should be made to correct for appropriate presentation on the consolidated statements of income. The reconciliations of these adjustments are shown as follows:

Three months ended March 31, 2011
US$
Operating revenue (before reclassification)	43,401
Less: Adjustment on retail revenue	(2,292)

Operating revenue (after reclassification)	41,109

Costs of goods sold (before reclassification)	24,915
Less: Sales commission	(1,593)
Advertising and promotion expenses	(29)
Certain general and administrative expenses	(6)
Cost of goods sold related to revenue adjustment	(2,123)
Add: Factory overhead	176
Factory depreciation	99

Costs of goods sold (after reclassification)	21,439

Gross profit (before reclassification)	18,486
Add: Adjustments as detailed in operating revenue and cost of goods sold above	1,184

Gross profit (after reclassification)	19,670

Selling, general and administrative expenses (before reclassification)	13,199
Add: Sales commission	1,593
Advertising and promotion expenses	29
Certain general and administrative expenses	6
Less: Factory overhead	(176)

Selling, general and administrative expenses (after reclassification)	14,651

Depreciation (before reclassification)	981
Less: Factory deprecation	99

Depreciation (after reclassification)	882

23.	SUBSEQUENT EVENTS

On August 22, 2012, the Board of Directors of the Company had formed a special committee to consider the non-binding proposal from Mr. Yu Chuan Yih, Chairman of the Board of Directors, President and Chief Executive Officer of the Company (“Mr. Yih”), and Urban Prosperity Holdings Limited, to acquire all of the outstanding ordinary shares of the Company not owned by Mr.Yih.

On March 22, 2013, the Company entered into an agreement and plan of merger (the “Merger

Agreement”) with Flora Bloom Holdings (“Parent”), a Cayman Islands exempted company with limited liability, and Flora Fragrance Holdings Limited (“Merger Sub”), a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$2.00 per ordinary share of the Company (the “Transaction”).

Immediately following the Transaction, Parent will be owned by a consortium of investors led by Mr. Yih, and including (i) Urban Prosperity Holding Limited, an entity owned and controlled by FountainVest China Growth Capital Fund, L.P. and its parallel funds and affiliates, (ii) Mr. Peter Au, Ms. Ka Man Au, Mr. Hon Tak Ringo Ng, Mr. Yuin Chiek Lye and Ms. Vicky Chan, each a member of the management of the Company (collectively, the “Rollover Shareholders”), and (iii) Mr. Zhicheng Shi and certain of his affiliated companies (collectively, the “Mr. Shi Shareholders”).

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the Transaction, Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company issued and outstanding immediately prior to the effective time of the Transaction will be cancelled in exchange for the right to receive US$2.00 in cash without interest, except for the ordinary shares beneficially owned by Mr. Yih, the Rollover Shareholders and the Mr. Shi Shareholders, each of whom has entered into a rollover agreement with Parent under which such shareholder has agreed to the cancellation of its shares in the Company, the rollover of its options (if applicable) and the subscription for newly issued shares of Parent, and holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended.

The Transaction is subject to the approval at a meeting of the Company’s shareholders duly convened to vote upon the Merger Agreement and the Transaction (the “Shareholders’ Meeting”) by an affirmative vote of holders of shares representing at least a majority of the shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting, as well as certain other closing conditions. If completed, the Transaction will result in the Company becoming a privately-held company and its shares would no longer be listed on the NASDAQ Global Market.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K dated March 22, 2013 regarding the Transaction, which includes the Merger Agreement.

Schedule — Valuation and Qualifying Accounts

(in thousands)

	Balance at Beginning of the period	Charges to Earnings	Deductions	Balance at End of the period
	US$	US$	US$	US$
Three months ended March 31, 2012
Allowance for doubtful accounts	3	—	—	3
Sales return accruals	4,430	1,950	(1,535)	4,845
Deferred tax valuation allowance	3,560	—	(6)	3,554

Three months ended March 31, 2011
Allowance for doubtful accounts	1,439	—	—	1,439
Sales return accruals	1,409	1,654	(1,654)	1,409
Deferred tax valuation allowance	2,500	—	—	2,500

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

LJ INTERNATIONAL INC. (Registrant)

Date: March 28, 2013	By:	/s/ YU CHUAN YIH
Yu Chuan Yih
Chairman